Form 20-F
period 2002-12-31
SGL CARBON AKTIENGESELLSCHAFT
filed 2003-04-14
CIK 1015111

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 14, 2003
-------------------------------------------------------------------------------


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ________________________

                                   FORM 20--F
                            ________________________

___
___          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR
___
 X                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
___                     THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002

                                       OR
___
___           TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                       For the transition period from to
                         Commission File Number 1-14398

                         SGL CARBON AKTIENGESELLSCHAFT
             (Exact name of Registrant as specified in its charter)

SGL CARBON CORPORATION                                                    FEDERAL REPUBLIC OF GERMANY
(Translation of Registrant's name into English)        (Jurisdiction of incorporation or organization)

                            ________________________

                              RHEINGAUSTRASSE 182
                               D-65203 WIESBADEN
                                    GERMANY
                    (Address of principal executive offices)
                            ________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act.

TITLE OF EACH CLASS                                       NAME OF EACH EXCHANGE ON WHICH REGISTERED
-------------------                                       -----------------------------------------
American Depositary Shares,                                                 New York Stock Exchange
 each representing one-third of one Ordinary
 Bearer Share, no par value
Ordinary Bearer Shares, no par value                                       New York Stock Exchange*

________________________

*Not for trading,  but only in  connection  with the  registration  of American
 Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

    ORDINARY BEARER SHARES, NO PAR VALUE.......................  22,184,958


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No -- -- Indicate by check mark which financial statement item the registrant has elected to follow

                               Item 17    Item 18 X
                                      --          --
_______________________________________________________________________________

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
CERTAIN TERMS............................................................     1
FORWARD-LOOKING STATEMENTS...............................................     1
PART I...................................................................     2
    ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS........     2
    ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE......................     2
    ITEM 3. KEY INFORMATION..............................................     2
            Selected Financial Data......................................     2
            Capitalization and Indebtedness..............................     5
            Reasons for the Offer and Use of Proceeds....................     5
            Risk Factors.................................................     5
    ITEM 4. INFORMATION ON THE COMPANY...................................    10
            INTRODUCTION.................................................    10
            History......................................................    10
            BUSINESS.....................................................    13
            Industry and Market Overview.................................    13
            Organizational Structure.....................................    24
            Property, Plants and Equipment...............................    24
    ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.................    27
            Operating Results............................................    32
            Liquidity and Capital Resources..............................    40
            Research and Development.....................................    47
            Trend Information............................................    48
            Significant Differences Between IFRS and U.S. GAAP...........    49
    ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...................    52
            Directors and Senior Management..............................    52
            Compensation.................................................    55
            Board Practices..............................................    60
            Employees....................................................    60
            Share Ownership..............................................    61
    ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS............    62
            Major Shareholders...........................................    62
            Related Party Transactions...................................    62
            Interest of Experts and Counsel..............................    63
    ITEM 8. FINANCIAL INFORMATION........................................    64
            Consolidated Statements and Other Financial Information......    64
            Significant Changes..........................................    67
    ITEM 9. THE OFFER AND LISTING........................................    68
            Offer and Listing Details....................................    68
            Plan of Distribution.........................................    70
            Selling Shareholders.........................................    70
            Dilution.....................................................    70
            Expenses of the Issue........................................    70
    ITEM 10. ADDITIONAL INFORMATION......................................    71
            Share Capital................................................    71
            Memorandum and Articles of Association.......................    71
            Material Contracts...........................................    74
            Exchange Controls............................................    78
            Taxation.....................................................    79
            Dividends and Paying Agents..................................    83
            Statements by Experts........................................    84
            Documents on Display.........................................    84
            Subsidiary Information.......................................    84
    ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
             RISK........................................................    85



                                                                           Page
                                                                           ----
    ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY
             SECURITIES..................................................    89
PART II..................................................................    90
    ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............    90
    ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
             HOLDERS AND USE OF PROCEEDS.................................    90
    ITEM 15. CONTROLS AND PROCEDURES.....................................    90
    ITEM 16. [RESERVED]..................................................    90
PART III.................................................................    90
    ITEM 17. FINANCIAL STATEMENTS........................................    90
    ITEM 18. FINANCIAL STATEMENTS........................................    91
    ITEM 19. EXHIBITS....................................................    91
SIGNATURES...............................................................    92
CERTIFICATION............................................................    93
CERTIFICATION............................................................    94


                                  CERTAIN TERMS

    SGL CARBON Aktiengesellschaft is organized as a stock corporation under the laws of the Federal Republic of Germany. In this annual report on Form 20-F, we refer to SGL CARBON Aktiengesellschaft and (unless the context requires otherwise) its consolidated subsidiaries as the "SGL Group" or the "Group". References to "SGL" are to SGL CARBON Aktiengesellschaft without its consolidated subsidiaries. We refer to the ordinary bearer shares, no par value, of SGL as the "Shares".

    The following abbreviated references to the Business Areas of the SGL Group will also be used in this annual report: CG for the "Carbon and Graphite" Business Area, GS for the "Graphite Specialties" Business Area, CP for the "Corrosion Protection" Business Area, and SGL T or T for the "SGL Technologies" Business Area. We use the term "Business Area" for financial reporting purposes, whereas the term "Business Unit" is used in business-related discussions in this annual report. Both terms refer to the reporting units of the SGL Group described above.



                           FORWARD-LOOKING STATEMENTS

    This annual report contains forward-looking statements and information relating to the SGL Group. Words such as "anticipate", "believe", "estimate", "expect", "intend", "plan", "project" and similar expressions identify forward-looking statements. These statements reflect the current belief of our management as well as assumptions made by, and information currently available to, the SGL Group.

    Forward-looking statements are subject to risks and uncertainties. If these risks and uncertainties materialize, or if our assumptions prove incorrect, our actual results, performance or achievements could differ materially from any future results, performance or achievements expressed or implied by our forward-looking statements. Factors that could cause our forward-looking statements to prove incorrect include changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by the SGL Group's targeted customers, changes in business strategy and various other factors. See Item 3, "Key Information---Risk Factors" for a discussion of risks that we believe particularly significant to the Group and our business. We do not intend, and do not assume any obligation, to update these forward-looking statements.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

    Not applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

    Not applicable.


ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

    We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). Since 2002, IFRS is the term for the entire body of accounting standards issued by the International Accounting Standards Board, replacing the earlier IAS, or International Accounting Standards. Individual accounting standards that the IASB issued prior to this change in terminology continue to use the prefix "IAS". We have prepared our consolidated financial statements in accordance with IFRS since our 1999 fiscal year. In 2001, we discontinued preparing consolidated financial statements in accordance with the accounting standards set forth in the German Commercial Code (Handelsgesetzbuch), generally referred to as German GAAP.

    We derived the following selected financial data for each of the years in the four-year period ended December 31, 2002 from our consolidated financial statements. We prepared this information in accordance with IFRS or, where indicated, in accordance with U.S. generally accepted accounting principles. IFRS differs in certain significant respects from U.S. GAAP. See Item 5, "Operating and Financial Review and Prospects-Significant Differences Between IFRS and U.S. GAAP" as well as Notes 34 and 35 to the consolidated financial statements contained elsewhere in this annual report for a discussion of these differences.

    As indicated in their reports that appear elsewhere in this annual report, BDO Deutsche Warentreuhand Aktiengesellschaft, Wirtschaftsprufungsgesellschaft, independent auditors, have audited our consolidated financial statements for the year ended December 31, 2002, and KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftsprufungsgesellschaft, independent auditors, have audited our consolidated financial statements for the years ended December 31, 2001 and 2000.

                                        AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                               ----------------------------------------------------------
                                  2002(1)     2002(2)     2001(2)     2000(2)     1999(2)
                               ----------  ----------  ----------  ----------  ----------
                                        $         [E]         [E]         [E]         [E]
                                 (IN MILLIONS; EXCEPT PER SHARE AND CERTAIN OTHER DATA)


STATEMENT OF OPERATIONS DATA:
IFRS
Sales revenue................     1,158.5     1,112.3     1,233.3     1,262.5       980.1
Cost of sales(3).............      (923.3)    (886.5)      (941.8)     (950.8)     (691.4)
Gross profit.................       235.2       225.8       291.5       311.7       288.7
Selling, research and
  development,
  administration and other
  operating
  income (net)(3)............      (205.4)     (197.2)     (232.8)     (232.5)     (197.5)
Costs relating to anti-trust
  proceedings
  and restructuring(3).......       (31.6)      (30.3)      (76.0)        0.0      (130.2)
Profit/(loss) from operations        (1.8)       (1.7)      (17.3)       79.2       (39.0)
Result of investments .......        (1.9)       (1.8)        3.2         0.6        (0.4)
Interest expense (net)(4)....       (33.5)      (32.2)      (38.5)      (42.6)       (1.6)
Other financial result.......         8.9         8.5       (13.2)      (17.2)      (16.0)



Income tax benefit (expense).         3.7         3.6       (29.2)      (55.7)       13.7
Net loss (including minority
  interests)(5)..............       (24.6)      (23.6)      (95.0)      (35.7)      (43.3)
Net loss attributable to
  shareholders...............       (24.6)      (23.6)      (95.2)      (36.0)      (43.5)
Loss per Share(6)............       (1.12)      (1.08)      (4.42)      (1.68)      (2.05)
Loss per ADS(6)..............       (0.37)      (0.36)      (1.47)      (0.56)      (0.68)

U.S. GAAP
Net loss (11)................       (23.0)      (22.0)     (148.0)       (3.3)      (54.1)
Basic loss per Share(6)......       (1.05)      (1.01)      (6.87)      (0.15)      (2.55)
Basic loss per ADS (6).......       (0.35)      (0.34)      (2.29)      (0.05)      (0.85)
Diluted loss per Share(6)....       (1.05)      (1.01)      (6.87)      (0.15)      (2.55)
Diluted loss per ADS(6)......       (0.35)      (0.34)      (2.29)      (0.05)      (0.85)

BALANCE SHEET DATA:
IFRS
Working capital(7)...........       402.0       386.0       548.7       565.3       487.5
Total assets.................     1,339.8     1,286.4     1,495.0     1,547.0     1,406.0
Financial debt...............       467.1       448.5       538.9       502.4       391.8
Shareholders' equity.........       204.4       196.3       255.2       337.0       350.8
Number of Shares
  outstanding(14)............  21,813,930  21,813,930  21,530,563  21,376,753  21,210,200

U.S. GAAP
Total assets.................     1,388.6     1,333.3     1,531.8     1,629.9     1,480.5
Shareholders' equity.........       218.3       209.7       264.1       402.9       380.1

OTHER DATA:
IFRS
Gross profit margin (%) (3)..        20.3        20.3        23.6        24.7        29.5
Operating margin (%) (3).....        (0.2)       (0.2)       (1.4)        6.3        (4.0)
Depreciation and amortization        84.6        81.2        95.8        83.0        73.4
Capital expenditures.........        43.2        41.5        90.6        67.2        78.4
Ratio of debt to
  shareholders' equity
  (%)(8).....................       217.5       217.5       206.4       146.2       103.3
Return on capital employed
  (%)(9).....................        (0.2)%      (0.2)%      (1.4)%      6.6%        (3.7)%
Research and development
  expenses...................        26.5        25.4        31.1        29.2        24.3
Quantity of graphite
  electrodes sold
  (thousands of metric tons..         173         173         175         188         171
Number of employees worldwide
  (end of year)..............       7,360       7,360       8,197       8,082       6,656



                                        AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                               ----------------------------------------------------------
                                  2002(1)     2002(2)     2001(2)     2000(2)     1999(2)
                               ----------  ----------  ----------  ----------  ----------
                                        $         [E]         [E]         [E]         [E]
                                 (IN MILLIONS; EXCEPT PER SHARE AND CERTAIN OTHER DATA)

BUSINESS AREA DATA:
Sales Revenue(10)
 Carbon and Graphite ........       573.5       550.7       619.8       619.5       539.7
 Graphite Specialties(12) ...       203.9       195.9       230.7       242.0       227.8
 Corrosion Protection (12) ..       221.1       212.4       235.8       247.3        82.8
 SGL Technologies(12) .......       156.5       150.4       135.1       151.8       127.8
Operating profit (loss) (13)
 Carbon and Graphite ........        54.0        51.9        78.9       108.0       103.1
 Graphite Specialties(12) ...         1.9         1.9        22.3        16.9         5.9
 Corrosion Protection(12) ...         4.9         4.8        12.6        (1.4)        4.8
 SGL Technologies(12)               (12.3)      (11.7)      (33.7)      (17.3)       (6.5)



(1) Amounts in this column have been translated solely for the convenience of the reader at an exchange rate of [E]1.00 = $ 1.0415, the middle rate of exchange on December 31, 2002 as published by Deutsche Bank.

(2) Beginning January 1, 2002, we have consolidated SGL Brakes GmbH and SGL Information-Systems LLC, whose net assets were previously included in other consolidated companies. Beginning January 1, 2001, we have consolidated SGL Information-Services GmbH, SGL Technologies GmbH and RK Technologies International Ltd., which were previously non-consolidated subsidiaries. As of January 1, 2001, we acquired all shares in SGL ACOTEC Ltda (formerly KCH-ANCOBRAS Ltda.), which we have consolidated as of this date. Effective December 31, 2000, we began to consolidate ZEW in our year end balance sheet, although we did not recognize ZEW in our consolidated statement of operations for that year. As of January 1, 2000, the SGL Group began consolidating Keramchemie GmbH (now SGL Acotec
      GmbH). Beginning January 1, 1999, we have consolidated HAW Linings GmbH, Germany (now part of SGL Acotec GmbH).

(3) Costs relating to anti-trust proceedings and major restructuring expenses for the years under review are presented separately in the statement of operations.

(4) For 2002, 2001 and 2000, we have included the interest component of additions to the pension provision of [E] 10.4 million, [E]9.9 million and [E] 9.2 million, respectively, as an expense in the financial result in accordance with IFRS. Under U.S. GAAP, this interest component is included in operating profit.

(5) Net loss (before minority interests) and shareholders' equity/minority interests includes amounts attributable to minority interests. Net loss attributable to minority interests and minority interests in shareholders' equity for the years 2002, 2001 and 2000 were [E] 0.0 million, [E]0.2 million and [E] 0.3 million, respectively, and [E]1.4 million, [E]1.6 million and [E] 2.1 million, respectively.

(6) We have calculated loss per Share for each period based upon net loss less amounts attributable to minority interests divided by the weighted average number of Shares outstanding. We have calculated loss per ADS as loss per Share divided by three. Because of the net loss for the year and the resulting lack of any dilutive effect, the diluted loss per Share for 2002, 2001 and 2000 was identical to the loss per Share.

(7) Total net inventories plus total net trade receivables, less trade payables. Under U.S. GAAP, working capital at December 31, 2001, 2000 and 1999 would have been [E] 41.3 million, [E]5.5 million and [E]83.6 million, respectively.

(8)   Total  financial  debt  less  cash  and  cash  equivalents,   divided  by
      shareholders' equity at year-end.

(9) Operating results divided by the amount of goodwill, tangible fixed assets, inventories and trade accounts receivables, less trade accounts payables at the end of the year.

(10) Business area data for sales revenue do not include certain amounts for sales not allocable to a business area. For the years 2002, 2001 and 2000 these amounts were [E] 2.9 million, [E]11.9 million and [E]1.9 million respectively.

(11) Net loss under U.S. GAAP is presented before cumulative changes in accounting principles.

(12) As of January 1, 2001, we reorganized our operations into four business areas: Carbon and Graphite, Graphite Specialties (formerly Specialty Graphite), Corrosion Protection and SGL Technologies (formerly Fibers and Composites). As of January 1, 2002, we reclassified our expanded graphite business in Europe from Graphite Specialties to SGL Technologies. We have adjusted the corresponding figures from the previous years to reflect our current segment reporting structure.

(13) Operating profit (loss) before costs relating to anti-trust proceedings and restructuring for the years 2002, 2001 and 2000 do not include unallocated corporate costs and consolidation adjustments. See Note 28 to the consolidated financial statements.

(14)  Weighted average number of shares.

EXCHANGE RATES

    The following table shows the high, low, average and period-end euro-dollar exchange rates for the five years ended December 31, 2002 and the high and low euro-dollar exchange rates for the six months ended March 31, 2003 and for April 8, 2003. In each case, these rates are based on the noon buying rates published by Deutsche Bank. For 1998, the table reflects exchange rates between the dollar and Deutsche Mark translated into euros at the irrevocably fixed Deutsche Mark-euro rate of

DM 1.95583 = [E]1.00. You should not assume that these translated exchange rates would be the same as the dollar-euro exchange rates that would have prevailed during 1998 had the euro existed at that time.

                                                    PERIOD  PERIOD
PERIOD                               HIGH     LOW   AVERAGE    END
---------------------------------  ------  ------  -------  ------
                                        (IN DOLLARS PER EURO)


1998.............................  1.1961  1.0548   1.1144  1.1733
1999.............................  1.1802  1.0020   1.0658  1.0027
2000.............................  1.0395  0.8286   0.9213  0.9305
2001.............................  0.9548  0.8388   0.8957  0.8820
2002.............................  1.0477  0.8600   0.9448  1.0415

October 2002.....................  0.9894  0.9725
November 2002....................  1.0156  0.9903
December 2002....................  1.0415  0.9887
January 2003.....................  1.0881  1.0371
February 2003....................  1.0924  1.0691
March 2003.......................  1.1055  1.0564
April 8, 2003....................  1.0887  1.0581


    Fluctuations in the euro-dollar exchange rate will affect the dollar equivalent of the Share price in euros on the Frankfurt Stock Exchange and, as a result, are likely to affect the market price of the American Depositary Shares on the New York Stock Exchange as well as the amount of any dividends received by holders of American Depositary Receipts.

DIVIDENDS

    In 1999, SGL declared and paid a dividend of [E]1.20 ($1.31) per Share for the 1998 fiscal year. SGL did not declare dividends for the fiscal years 1999-2002.

    Except as described herein, holders of ADRs are entitled to receive dividends on the Shares represented by the ADSs evidenced by such ADRs. SGL will pay any cash dividends payable to such holders to JPMorgan Chase Bank, as depositary, in euro; subject to certain exceptions, the depositary will convert these payments into dollars. Dividends paid on Shares and dividends paid to holders and beneficial owners of ADRs are subject to deduction of German withholding tax. See Item 10, "Additional Information --- Taxation".

CAPITALIZATION AND INDEBTEDNESS

    Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

    Not applicable.

RISK FACTORS

    WE FACE PRICE AND OTHER FORMS OF COMPETITION FROM OUR COMPETITORS.

    The industries in which we operate are highly competitive. Competition is based primarily on price, product quality and customer service. Price competition is strong due to the capital intensive nature of most of our production processes, which results in high fixed costs. In addition, price decreases can be aggravated by temporary imbalances in supply and demand. Graphite electrodes, in particular, are subject to strong price competition --- the average price of our graphite electrodes declined by approximately 16% during 2002. Our market share could be adversely affected if we increased prices, or a competitor reduced prices, or if we decided to maintain profit margins rather than market share or pursued other competitive strategies. Continuing competition could prevent us from raising prices or force price reductions, could reduce our sales volumes, require us to spend more for sales, marketing, and research and development. Any of these developments could harm our financial condition and results of operations.

    DECLINES IN DEMAND FOR GRAPHITE ELECTRODES COULD ADVERSELY AFFECT OUR BUSINESS.

    In 2002, we derived approximately 36% of our sales revenue from the sale of graphite electrodes, our core business. We sell our graphite electrodes primarily to the electric arc furnace (or EAF) steel industry. The EAF industry is global and customers are located in every major geographic market. As a result, our customers are affected by changes in global and regional economic conditions. The recent economic slowdown in the steel industry, and in particular, the present structural crisis in the U.S. steel industry, led to an overall drop in the demand for graphite electrodes during early 2002. At the end of 2002, almost one-third of steel producers in the United States had filed for bankruptcy protection under Chapter 11.

    In addition, demand for our products sold to the EAF steel industries may be adversely affected by technological improvements in those products as well as in the manufacturing operations of our customers, which reduce the rate of consumption or use of our products for a given level of production by our customers. Since the early 1980s there has been a steady gradual decrease in "specific consumption" -- the quantity of graphite electrodes consumed per metric ton of steel produced -- due to improved efficiency in EAF steel-making processes and equipment design. Since the mid-1990s, increased EAF steel production has offset the decrease in specific consumption, resulting in steady to slightly increasing demand for graphite electrodes over the cycle. Despite the overall long-term trend, the year-to-year and quarter-to-quarter fluctuations in the demand for graphite electrodes have been significant. We cannot assure you, however, that future improvements in steel-making processes and technology or a decline in EAF steel production will not result in a net decrease in demand for graphite electrodes. A significant drop in demand for our graphite electrodes could have a material adverse effect on our financial condition and results of operations.


    WE FACE VARIOUS LEGAL PROCEEDINGS THAT ARE OR COULD BE MATERIAL.

    In the past several years, we have faced various court actions and investigations in connection with anti-trust violations, and have been assessed substantial fines by the United States Department of Justice and the European Commission for price fixing in the graphite electrode and specialty graphite industries. We have also settled a large number of civil actions, however there are a small number of civil actions remaining. We have appealed the two fines by the European Commission, however there can be no assurance that these appeals will be successful in reducing the amount of the fines that have been assessed. In addition, other lawsuits and investigations, and appeals from penalties, are currently pending. See Item 8, "Financial Information --- Legal Proceedings".

    Although we cannot predict the ultimate outcome of these proceedings, lawsuits and investigations, if a court were to order us to pay substantial damages, or we were assessed further substantial fines in relation to future or pending proceedings or investigations, this could harm our business, financial condition and results of operations.


    WE  OPERATE  GLOBALLY  AND  FACE   UNPREDICTABLE   INTERNATIONAL   ECONOMIC
CONDITIONS, GOVERNMENT POLICIES, REGULATORY CONTROLS AND CHANGES IN PUBLIC POLICY THAT COULD ADVERSELY AFFECT OUR BUSINESS.

    We operate 40 manufacturing facilities in 13 countries on three continents and sell our products in approximately 100 countries. In 2002, sales revenue of our products outside Germany accounted for approximately 81% of our total sales revenue. As a result, we are subject to risks associated with operating in foreign countries, including fluctuations in currency exchange rates, declines in regional or global economic activity, limitations, if any, on the conversion of foreign currencies into euro, and the possible imposition of investment and other restrictions by governments. In addition, our business is subject to changes in the public policies of individual countries or states, including potential increases in taxes and tax rates.

    We must comply with a broad range of regulatory controls on the testing, manufacture and marketing of our products. In some countries, including the United States and member states of the European Union, regulatory controls have become increasingly demanding. We expect that this trend will continue. A proposed new European Union chemicals policy could mandate a significant increase in the testing and assessment of basic chemicals and chemical intermediates, leading to increased costs and reduced operating margins for these products.

    Although many regulations and policies increase our costs, changes in public policy and regulations have not had a material adverse effect on the Group during the past decade. However, we cannot assure you that changes in policies or regulations will not harm our operating results or financial condition in the future.


    OUR FINANCIAL CONDITION DEPENDS TO A SIGNIFICANT EXTENT ON OUR ABILITY TO GENERATE FUNDS AND MAINTAIN SUFFICIENT FINANCING.

    We require significant funds for the SGL Group's operations, financing costs, and the payment of antitrust liabilities and other obligations. In recent years, we have raised capital through public and private debt financings, and have generated positive cash flow from operating activities since 1993. We cannot assure you that we will be able to generate or obtain sufficient funds needed for our future operations and our other cash requirements, or that we will meet all loan covenants and other obligations in connection with our present financing arrangements. In addition, we cannot assure you that we will be able to refinance our financial liabilities as they mature or that we will be able to negotiate the same or better terms in future loan agreements. If our ability to raise or generate funds were impaired, this could have a material adverse effect on our business operations, financial condition and results of operations.

    If we breach the covenants of a credit agreement and are unable to cure the breach (to the extent the breach is capable of being cured) or obtain a waiver from the lender (to the extent the covenant is capable of being waived), we could be in default under the terms of that agreement. A default could have significant harmful consequences, including acceleration, which would cause all debt under the agreement to become due. Moreover, a default under one credit agreement could cause lenders under other credit agreements to terminate those agreements, in which case amounts under those agreements would become due as well. In addition, in an event of default, the lenders under our lines of credit could terminate their commitments to extend credit up to the full amount of the facility. This would have an immediate material adverse effect on our liquidity.

    As of December 31, 2002, we were not in default under any credit agreement. Our latest forecast of operating results and cash flows indicates that we are in compliance with all covenant tests for the current fiscal year. Seasonal effects may have an impact on the course of our business over the year. These effects could have an impact on our ability to meet quarterly ratios required under our covenants. We will perform the compliance tests for the first quarter of 2003 in the second half of April 2003, after completing the financial closing process for the first quarter. Although we expect those tests to indicate that we remain in compliance with our covenants, we cannot assure you that we will in future be in compliance with the provisions of our debt agreements, nor that the lending banks, in the event of a default, would agree to a waiver. See Item 5, "Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Overview of Bank Debt and Cash Flows" and "--Consolidated Cash Flows -- Financing Cash Flows".


    WE MAY ENCOUNTER SUPPLY SHORTAGES AND INCREASES IN THE COST OF RAW MATERIALS AND ENERGY.

    We are exposed to commodity price risks through our dependence on various raw materials, such as petroleum coke, coal tar pitch, petroleum pitch, anthracite coal and natural graphite flake as well as energy supplies. We purchase raw materials and energy from a variety of sources and do not enter into long-term purchase contracts. The principal raw material we use in the manufacture of our products is petroleum coke, an engineered by-product of petroleum refining. Although we believe that the raw materials we require will remain available in adequate quantities, the availability and price of raw materials and energy may be affected by new regulations, suppliers' allocations, interruptions in production by suppliers and market conditions. High energy prices continue to significantly influence our costs of production. Although we have reduced the impact of price increases for energy and raw materials through increased efficiency and cost savings, we cannot assure you that we will be able to mitigate any future price increases in the same way. A substantial increase in raw material or energy prices, or a continued interruption in energy supplies, could harm our business operations, financial condition and results of operations.

    WE MAY NOT REALIZE EXPECTED BENEFITS FROM OUR RESTRUCTURING AND COST SAVINGS PROGRAMS.

    During 2002 we reorganized our operating structure and implemented a restructuring program to manage and integrate all our operations within four global Business Units. The restructuring program announced in December 2001 and subsequent initiatives have included reductions in our work force, idling or closure of selected production sites, rationalization and specialization of remaining sites and other cost reduction initiatives. In addition, we continually strive to reduce costs and increase efficiencies (through our SGL Excellence program, SGL One information systems and other initiatives). We cannot assure you, however, that we will be able to realize the expected benefits from our restructuring and cost savings programs.


    WE ARE EXPOSED TO CURRENCY EXCHANGE RATE RISKS AND INTEREST RATE RISKS.

    We conduct a significant portion of our operations outside the euro zone. Fluctuations in the rate of exchange between the euro and non-euro currencies, especially the U.S. dollar, can materially affect our revenue and operating results which are reported in euros. For example, changes in currency exchange rates may affect the relative prices at which we and our competitors sell products in the same market, and the cost of raw materials and other items we require for our operations.

    These fluctuations can benefit or harm our financial results. The weighted average value of the U.S. dollar relative to the euro during 2002 declined by approximately 5% compared to 2001. This decreased our reported revenue in 2002 by approximately [E]24 million. From time to time, we may use financial instruments to hedge our exposure to foreign currency and interest rate fluctuations. However, we cannot assure you that our hedging activities will be successful.


    ENVIRONMENTAL MATTERS COULD RESULT IN SIGNIFICANT INCREASES IN COSTS.

    Our operations are subject to normal risks associated with manufacturing, including the related storage and transportation of raw materials, products and wastes. We are also subject to numerous domestic and foreign laws and regulations relating to the storage, handling, generation, treatment, emission, release, discharge and disposal of potentially hazardous substances and wastes. We cannot assure you, however, that a previously unknown or future contamination event or new more stringent regulations will not increase our environmental costs in the future. A significant increase in environmental liabilities or costs could harm our business operations, financial condition and results of operations.


    PROLONGED WORK STOPPAGES DUE TO LABOR DISPUTES COULD ADVERSELY AFFECT OUR BUSINESS.

    Most of our workforce is covered by collective bargaining agreements. Although we believe that we have satisfactory relations with our works councils and unions, we cannot assure you that we will reach new agreements with our workforce on satisfactory terms when existing collective bargaining agreements expire. Nor can we assure you that we would reach such new agreements without work stoppages, strikes or similar industrial actions. If industrial actions substantially obstructed our manufacturing operations for an extended period, our business, financial condition and results of operations could suffer.


    THE SEASONALITY OF OUR BUSINESS COULD ADVERSELY AFFECT OUR REPORTED RESULTS OF OPERATIONS.

    Our sales revenue fluctuates from quarter to quarter due to such factors as scheduled plant shutdowns by customers, vacations, changes in customer production schedules in response to seasonal changes in energy costs, weather conditions, strikes and work stoppages at customer plants, and changes in customer order patterns in response to the announcement of price increases. Generally, these factors tend to adversely affect our results of operations. During the period following the effective date of a price increase for graphite electrodes, customers tend to reduce their inventories before placing further orders. This tends to reduce our sales revenue during such periods.

    WE MAY NOT BE ABLE TO PROTECT THE INTELLECTUAL PROPERTY CRITICAL FOR THE DEVELOPMENT OF SGL TECHNOLOGIES' BUSINESS.

    We generally have a number of new patent applications or trademark registration applications pending at any given time relating to product enhancements and new product developments. We do not believe that the success of our established businesses is materially dependent on trade secrets, knowledge, patents, trademarks or other proprietary information. However, in the future competitors may obtain patents for technologies which could adversely affect our business and financial condition.

    The new  product  lines  that  we are  developing  in our SGL  Technologies business, however, do currently rely to a significant extent on such proprietary rights and information. We cannot assure you that any patents or trademarks that we obtain will adequately protect the covered products and technologies. Nor can we assure you that our confidentiality covenants and agreements will adequately protect our trade secrets, knowledge or other proprietary information not covered by patents or trademarks, or that others will not obtain this information through independent development or other legal means. Furthermore, we cannot assure you that our activities will not infringe on the proprietary rights of others or that we will be able to obtain licenses, on reasonable terms or otherwise, to technology that we need. In addition, we cannot assure you that our proprietary rights and information will not become obsolete as a result of the development of new technologies by our competitors, or that we will be able to develop and grow the demand for our fuel cell components, brake discs and other products of our SGL Technologies business. If we fail to protect our proprietary information, or if we infringe upon the proprietary rights of others, the business, financial condition or results of operations of our SGL Technologies business could suffer significant harm.


    EXISTING INSURANCE COVERAGE MAY TURN OUT TO BE INADEQUATE.

    We aim to cover foreseeable material risks by insurance. Our insurance coverage, however, may prove inadequate to fully cover the risks to which the Group is exposed. For certain risks, adequate insurance coverage may not be available on the market or at reasonable conditions.

ITEM 4. INFORMATION ON THE COMPANY

INTRODUCTION

    SGL Carbon Aktiengesellschaft is incorporated as a stock corporation for unlimited duration under the laws of the Federal Republic of Germany. SGL's registered office is at Rheingaustrasse 182, D-65203 Wiesbaden, Germany, telephone number +49-611-60-29-100. Our English-language home page on the World Wide Web is at www.sglcarbon.com/index.html; this annual report does not incorporate information found on our web site. SGL's agent in the United States for U.S. federal security law purposes is SGL Carbon LLC, located at our North American headquarters, 8600 Bill Ficklen Drive, Charlotte, North Carolina 28269.

HISTORY

    Our corporate origins lie in the second half of the 19th century. Two of the earliest industrial manufacturers of carbon products, Gebruder Siemens & Co. (founded 1872) and the Plania Werke (founded 1896) merged in 1928 into the Siemens Plania Werke AG fur Kohlefabrikate. This company and its successors underwent a series of international mergers and acquisitions, becoming Sigri Great Lakes Carbon GmbH, SGL's immediate predecessor company, in 1992. At that time, Hoechst AG was the majority shareholder of Sigri Great Lakes.

    On December 21, 1994, Sigri Great Lakes became SGL through a change in corporate form (Umwandlung). In April 1995, SGL completed its initial public offering and listed its Shares on the Frankfurt Stock Exchange. SGL became fully independent of Hoechst in June 1996, when Hoechst divested substantially all of its ownership in SGL in a global placement of approximately 10.5 million Shares. Approximately 40% of that issue was placed in North America in the form of American Depositary Shares listed on the New York Stock Exchange under the symbol "SGG".

    We have recently completed several acquisitions and divestitures as part of our strategy to enhance our position as the world's largest producer of carbon and graphite products and to concentrate our business on areas where we see growth opportunities. The following are the principal acquisitions and divestitures that we have made since the beginning of 2000:

    * With effect from January 1, 2000, SGL acquired 100% of Keramchemie GmbH, or KCH. On that date, we merged KCH and our subsidiary HAW LININGS GmbH into SGL TECHNIK GmbH (now SGL Acotec GmbH).

    * During 2000 we increased our interest in ZEW Zaklady Elektrod Weglowych S.A., a Polish subsidiary, from 19.6% to 97.2%. We fully consolidated ZEW with effect from December 31, 2000, although we did not recognize it in the income statement for fiscal year 2000.

    * As of January 1, 2001, we acquired all shares in our Brazilian subsidiary, SGL Acotec Ltda. (formerly KCH-ANCOBRAS Ltda.). SGL Acotec Ltda. is now fully consolidated.

    * As of January 1, 2001, we increased our interest in SGL Acotec (Wuhan) Co. Ltd., a Chinese joint venture, from 70% to 90%. SGL Acotec (Wuhan) is fully consolidated.

    * In April 2002, SGL and Tokai Carbon Co. Ltd of Japan formed SGL Carbon Tokai Shanghai, a joint venture for the production, marketing and sales of UHP graphite electrodes for the Chinese market. We hold a 51% interest in this joint venture.

    * In January 2003, we sold all shares in SGL PanTrac Gesellschaft fur elektrische Kontakte mbH, a German subsidiary. PanTrac was still fully consolidated in the consolidated financial statements for fiscal year 2002.

    * As of April 8, 2003 we sold all shares in Risomesa S.p.A., Italy to the Schunk Group, Germany. This transaction was effective as of January 1, 2003. Risomesa was still fully consolidated in the consolidated financial statements for fiscal year 2002.

STRATEGY

    The carbon and graphite markets have changed considerably in recent years. Key driving forces have been the Asian economic crises in 1998 and 1999; economic recession in 2001, which had a particularly negative effect on the steel industry, especially in the United States; the market downturn following the events of September 11, 2001; and the continuing worldwide recessionary trend in 2002. In addition, the increasing globalization of our customers and competitors has had a significant effect on our changing markets.


    We have responded to these challenges by reviewing and realigning our overall strategy. We have condensed this strategy into our "Five Point Program":

    1.   Increase returns

    2.   Continuously increase efficiency

    3.   Improve capital structures

    4.   Optimize portfolio

    5.   Enhance corporate governance

    The relative priority of these five points can vary according to our needs at any given time. SGL's Executive Committee sets annual priorities in consultation with the Supervisory Board. In 2001, we emphasized the first point of our program -- increase returns. Beginning in 2002, we have set the third point -- improve capital structures -- as our priority. Our goal under this strategic point is to improve cash flow and reduce net debt.

    This section describes our long term objectives under the Five Point Program, focusing on actions we have taken during 2002 to implement the program.


    INCREASE RETURNS:

    Our goal is to steadily increase the returns from our business to achieve a profitability level above industry average. To this end, we significantly reduced our costs during 2002 compared with 2001. The restructuring program for our Carbon and Graphite and Graphite Specialties businesses, initiated in late 2001, contributed nearly half these savings. Savings achieved through this program during 2002 significantly exceed our original target. Additional cost cutting and restructuring measures in all four Business Units contributed the remainder of these savings. These measures focused on a further concentration in our Graphite Specialties feederstock production and specialization in our electrode plants. By year-end 2002 we had reduced headcount by approximately 840, more than 10% of the entire workforce in the SGL Group. We plan to continue implementing the restructuring program for Carbon and Graphite and Graphite Specialties during 2003 and 2004.


    CONTINUOUSLY INCREASE EFFICIENCY:

    In early 2002, we initiated the Group-wide "SGL Excellence" initiative to continuously improve core processes throughout all our businesses. In employing methods like Six Sigma, this initiative substantially expands our historical Total Quality Management program. The main objective of the SGL Excellence initiative is to continuously achieve sustained improvements in productivity, competitiveness and customer satisfaction.

    The components of SGL Excellence fall under three headings:

    * Operational Excellence, focusing on production flow, productivity and costs;

    * Commercial Excellence, concentrating on customer requirements, customer satisfaction, marketing and sales; and

    *    People   Excellence,    emphasizing   the   selection,   training   and
         incentivization of a high-quality workforce.

    We believe that the SGL Excellence initiative will be a key factor in our efforts to increase the value of our business and forge a revitalized corporate culture.


    IMPROVE CAPITAL STRUCTURES:

    We aim to reduce the net financial debt of the SGL Group, lower its working capital and improve key financial ratios such as net debt to EBITDA, sales to net working capital and return on capital employed.

    This objective was our top priority during 2002. We succeeded in reducing net financial debt by nearly four times our original target. We accomplished this primarily by reducing working capital and curtailing capital expenditures. Because of the impact of these measures on our operating results, we do not expect to achieve the same level of reductions during 2003. Nevertheless, we intend to continue reducing working capital and net debt levels over the next several years in a manner that balances our objective of continuously increasing returns.

    In late 2002, we also finalized a refinancing project by signing a [E]495 million syndicated loan agreement. See Item 10, "Additional Information -- Material Contracts" for a description of the refinancing. We believe that these measures have substantially provided for the financial requirements of the SGL Group over the near and medium term.


    OPTIMIZE PORTFOLIO:

    To improve the Group's portfolio, we concentrate on further strengthening our market and technology position in our established businesses Carbon and Graphite, Graphite Specialties and Corrosion Protection, reducing their cyclical sensitivity and improving cash flow. For our SGL Technologies growth businesses, we intend to focus on high yield growth areas and on becoming a leader in selected markets.

    We base portfolio decisions on considerations of Group companies' fit in the core competencies of the SGL Group -- high-temperature technology, advanced materials and engineering -- as well as on our vision and mission statements. We seek to streamline our portfolio by finding joint venture partners for, or by divesting, businesses that do not meet our criteria.

    Recently, we streamlined our portfolio by divesting our German and Italian machined electrical carbon businesses. We believe that divesting these non-core businesses will enable us to further concentrate on high-tech applications within the Graphite Specialties business area.


    ENHANCE CORPORATE GOVERNANCE:

    We seek to continuously promote transparency and stakeholder confidence. We support national and international initiatives to further enhance corporate governance.

    In late 2002, the members of SGL's Executive Committee and Supervisory Board signed a revised version of our Corporate Governance Principles to bring these Principles in line with the new German Corporate Governance Code. We also intend to continue implementing the requirements of rules promulgated under the U.S. Sarbanes-Oxley Act of 2002 as they become applicable to us. SGL established an official Disclosure Committee in February 2003.

BUSINESS

    The SGL Group is the largest manufacturer of carbon and graphite products in the world, based on 2002 sales revenue. In 2002, we had sales in approximately 100 countries; sales outside Germany accounted for approximately 81% of our sales revenue. We currently operate manufacturing facilities in 13 countries. Our customers are located throughout the industrialized world.

    We organize our business operations into business areas that reflect the products that we produce and market. As of January 1, 2001, we reorganized our operations into four business areas: Carbon and Graphite, Graphite Specialties, Corrosion Protection and SGL Technologies. We renamed our former Specialty Graphite segment "Graphite Specialties" and the former Fibers and Composites segment "SGL Technologies". As of January 1, 2002, we transferred parts of our Graphite Specialties activities to SGL Technologies.

    * Carbon and Graphite manufactures and markets graphite electrodes and certain carbon and graphite products (carbon electrodes, cathodes and furnace linings).

    * Graphite Specialties manufactures and markets products with a wide variety of applications and for a large number of industrial sectors, including high-technology, tool manufacturing, ferrous and non-ferrous metallurgy, high-temperature processes, chemicals, automotive, glass and ceramics.

    * Corrosion Protection produces heat exchangers, columns and synthesis units for the treatment of aggressive or corrosive media. It manufactures and applies rubber linings and other anti-corrosive materials, such as acid-proof bricks and coatings, engineered plastics, flakes and pumps. Corrosion Protection also offers complete engineered systems to customers in the chemical and environmental protection industries.

    * SGL Technologies manufactures carbon fibers, aerospace and industrial composites, expanded graphite (including yarns and fabrics), carbon ceramic brake discs and fuel cell components. SGL Technologies covers the entire value chain from fibers through to composites. We believe that we are the only major competitor in this market that can cover this broad range.

INDUSTRY AND MARKET OVERVIEW

    The SGL Group is active in a broad range of markets for carbon-based industrial products. Historically, a significant portion of our sales has been to the metallurgical industries, especially steelmaking. The chief factors that drive our business are conditions in our main customer industries as well as general economic conditions in the industrialized and newly industrialized countries.

    Many of the industries served by our established Carbon and Graphite, Graphite Specialties and Corrosion Protection businesses---in particular, the steel, aluminum and chemicals industries---are mature global industries that tend to grow at approximately the same rate as the economy as a whole and may be marked by cyclicality. Demand for products used in these industries tends to fluctuate with global and regional business cycles as well as specific industry developments. Our SGL Technologies business area, by contrast, focuses on emerging technologies that we believe have significant potential for growth.

    In the late 1990s and through the first part of 2000, the world economy generally expanded, as industrialized Western nations recovered from the Asian economic crisis of 1997. Our businesses benefited from this positive trend, particularly from growth in the semiconductor markets and in the steel industry. Since mid-2000, however, there has been a significant economic downturn in the developed industrial nations of the OECD. The effects of the terrorist attacks on the United States on September 11, 2001 exacerbated this slowdown. These negative developments have adversely affected our customer industries.

    In the discussion that follows, we describe the primary markets in which our four business areas are active.

CARBON AND GRAPHITE

    Our Carbon and Graphite business area serves the metallurgical industries. Our graphite electrodes are a necessary component of electric arc furnace, or EAF, steelmaking, while our carbon electrodes and cathode blocks play an important role in the production of aluminum and other non-ferrous metals. We also produce carbon-based furnace linings that help furnaces withstand the extreme temperatures needed in metals production. In 2002, the worldwide market for products made by our Carbon & Graphite business area was approximately [E]2.8 billion.

    The manufacture of high-quality graphite and carbon electrodes is a mature, capital intensive business that requires extensive process know-how developed over years of experience working with the various raw materials and their suppliers, furnace manufacturers and steelmakers (including working on the specific applications for finished electrodes). It also requires high-quality raw material sources and a developed energy supply infrastructure. There have been no significant new entrants in the manufacture of electrodes since the 1940s. Accordingly, we believe that it is unlikely that there will be significant new entrants in the manufacture of graphite electrodes over the next several years.

Graphite electrodes

    Graphite electrode production is our single largest business. Graphite electrodes are a necessary component of EAF steelmaking, the principal technology used in "mini-mills". To a lesser extent, they may also be used in traditional blast furnace/basic oxygen furnace, or BF/BOF, steel production. EAF steelmaking consumes graphite electrodes, for which there are currently no substitute products.

    Demand for graphite electrodes, therefore, varies directly with demand for finished steel and, in particular, with production of EAF steel. The steel industry generally is cyclical in nature and experiences significant fluctuations based on numerous factors. In general, the EAF steel industry, however, has been less cyclical than the crude steel industry and has grown fairly steadily since the early 1970s. See below, "---EAF steelmaking". Volume and percentage of EAF steel to total steel production increased through 2001. Despite a significant increase in volume, the percentage of EAF steel production to total steel production declined slightly during 2002, primarily as a result of a significant increase of steel production in China, where EAF steelmaking currently represents a smaller portion of total steel production. We believe that long-term growth prospects for the EAF steel industry remain favorable. See Item 5, "Operating and Financial Review and Prospects-Operating Results" and "---Trend Information".

    Beginning in the 1970s, technological improvements reduced "specific consumption", or the total mass of graphite electrodes consumed per metric ton of steel produced. During the same period, graphite electrode manufacturing capacity began to expand. As a result, by the mid-1980s there was significant excess manufacturing capacity in this industry. In the late 1980s and early 1990s, graphite electrode producers began to consolidate, reducing manufacturing capacity. As a result, supply and demand were generally in balance during the 1990s. In the late 1990s, however, external factors began to affect the graphite electrode industry, causing oversupply and price erosion. These factors included the Asian financial crises of 1998-1999, the structural crisis in the U.S. and Japanese steel industries in 2001 and worldwide recessionary trends in 2002. In the wake of these developments, two graphite electrode producers in Germany and the United States have become insolvent or filed for protection under Chapter 11 of the U.S. Bankruptcy Code. In the second half of 2002, the steel industry appeared to be recovering, causing an upturn in demand for graphite electrodes.

    Technological improvements in equipment design and production process, use of higher quality scrap metals and other raw materials and improvements in the size, strength and quality of graphite electrodes (including improvements developed by the SGL Group) have increased the efficiency and reduced the cost of EAF steel production. According to our estimates, these improved efficiencies have reduced worldwide specific consumption from approximately 6.5 kilograms of graphite electrodes per ton of steel produced in the early 1980s to approximately 2.3 kilograms per ton in 2002. We expect that, as the cost of further marginal improvements in the efficiency of EAF steelmaking increases, the rate of decline in specific consumption will grow slower. We believe that the long-term growth potential of EAF steel will tend to offset reductions in specific consumption, resulting in steady to slightly increased demand for graphite electrodes over the long term.

    According to our estimates, our share of the worldwide market for graphite electrodes was approximately 19%. We believe that our regular customers for graphite electrodes include most of the world's major EAF steel producers.

    EAF steelmaking. Electric arc furnace production and blast furnace/basic oxygen furnace production are the two primary steelmaking technologies. EAF steelmaking operations are commonly referred to as mini-mills because their production capacity is generally smaller than that of BF/BOF facilities. Electric arc furnaces range in size from those producing approximately 25 tons of steel per production cycle, or "heat", to those producing approximately 150 tons per heat. Graphite electrodes act as conductors of electricity in the furnace, generating sufficient heat to melt scrap metal or other material used to produce steel or other materials. EAF steelmaking is generally regarded as more efficient and cost-effective than BF/BOF steelmaking. Although EAF production is unlikely to replace BF/BOF altogether, a number of factors have favored its growth at the expense of the older technology. These include lower required investments, lower energy consumption, greater environmental sustainability, technological advances and, in many cases, producers with a lean and innovative corporate culture.

    Since its development in the 1960s, mini-mill technology has produced a steadily increasing portion of total steel production. Due primarily to the cost effectiveness of EAF steelmaking, EAF steel production worldwide has grown steadily from 100 million tons in 1972 (approximately 16% of total steel production) to about 304 million tons in 2002 (approximately 34% of total steel production), according to industry and SGL Group estimates. The following table shows worldwide crude and EAF steel production in 1972, in 1980 and from 1990 through 2002.


                           WORLDWIDE STEEL PRODUCTION*

                                                               EAF PROPORTION OF
YEAR                                    CRUDE1            EAF   CRUDE PRODUCTION
-------------------------------  -------------  -------------  -----------------
                                    (IN THOUSANDS OF TONS)                   (%)

1972...........................        632,009         99,749                 16
1980...........................        716,493        160,511                 22

1990...........................        770,694        215,124                 28
1991...........................        733,974        209,873                 29
1992...........................        719,398        210,508                 29
1993...........................        726,247        222,511                 31
1994...........................        723,958        229,063                 32
1995...........................        750,309        245,330                 33
1996...........................        750,611        249,741                 33
1997...........................        797,135        270,051                 34
1998...........................        778,032        266,144                 34
1999...........................        789,900        269,150                 34
2000...........................        849,200        293,600                 35
2001...........................        846,000        295,000                 35
2002...........................        893,000        304,000                 34


* Source: International Iron and Steel Institute, 2002.

(1) "Crude" steel production, a term used in the steelmaking industry, refers to total steel production by all methods.

Other Carbon and Graphite products

    Carbon electrodes serve as conductors of electricity in a furnace to generate sufficient heat to reduce silicon dioxide in a continuous process. The production of silicon metal in furnaces that use carbon electrodes involves a process similar to that used for graphite electrodes, but at lower temperatures. Demand for carbon electrodes is directly related to the volume of silicon and phosphorus production. Silicon and phosphorus production, and hence demand for carbon electrodes, have been relatively stable since the early 1990s. In 2001, demand declined by approximately 20%, primarily as a result of the energy crisis in Brazil. Demand for carbon electrodes returned to stability in 2002; assuming that silicon and phosphorus production remain stable, we expect this trend to continue. Our primary markets for carbon electrodes are in the United States, France, Norway, Australia and Brazil. We estimate that our share of the worldwide market for carbon electrodes was approximately 31% in 2002.

    Cathode blocks and other products are used to equip electrolysis cells for the production of primary aluminum. Cathode blocks for the production of primary aluminum are produced according to customers' specifications and design. Hence we expect demand for cathodes to grow by 1%-2% annually, compared to an annual increase in aluminum production of 2%-3%. We sell cathodes to major aluminum smelters in the United States, Canada, Brazil, Norway, France, South Africa and other countries. According to our estimates, our share of the worldwide market for cathodes in 2002 was approximately 17%.

    Carbon blocks for furnace linings are also produced in a variety of dimensions and grades, depending on the furnace size, the position of the block within the blast furnace and the function the block is required to perform. They are used for bottom lining, wall protection and heat conduction in the hotter areas of blast furnaces. A modern furnace design allows for more than 10 years of furnace operation before the replacement of the linings becomes necessary. Our main markets for furnace linings are Europe and North America. Furnace linings typically account for a modest portion of our business (for example, approximately 1% of our sales revenue in 2002).

GRAPHITE SPECIALTIES

    The worldwide market for graphite specialties was approximately [E]1.8 billion in 2002 (excluding China and the Commonwealth of Independent States, for which no data are available). We estimate that, in 2002, our share of this market was approximately 12%. Many of our customer industries, including the chemicals industry and most areas of the electronics industry, are mature, with growth rates at or below the overall rate of growth in the industrialized world. The semiconductor industry and the portion of the electronics industry serving automotive and household applications, however, are more volatile. After a deep recession during 1998 and most of 1999, the semiconductor business recovered in 2000, but has experienced another downturn since the beginning of 2001.

    We estimate that the worldwide market for technical carbon (excluding China and the CIS) was approximately [E]0.6 billion in 2002, and that our share of this market was approximately 18%. We have a leading position in graphite products for the semiconductor industry in both Europe and North America, with an estimated 20% share of the worldwide market. The growth rate of the other major industrial applications for technical products has historically been closely linked to the general industrial growth rate in the United States, Japan and Europe. The market growth rate for mechanical carbons during the last ten years has also been in the range of his general industrial growth rate.

CORROSION PROTECTION

    The Corrosion Protection business area combines the Process Equipment and Rubber Linings business lines of our former Technik business area with the business activities of Keramchemie, which we acquired and consolidated as of January 1, 2000. Historically, our Process Equipment and Rubber Linings
business lines primarily served the chemicals industry. In recent years, the chemicals industry has experienced decline. After integrating KCH, however, our current Corrosion Protection business area has significantly broadened its customer base, reducing its dependence on a single industry. In addition to the chemicals industry, Corrosion Protection now serves the engineering, energy, environmental, metals, transportation, electronics, pharmaceuticals and food industries. We estimate the worldwide market for industrial corrosion protection solutions to be approximately [E]2.8 billion, of which we have a share of approximately 10%.

SGL TECHNOLOGIES

    SGL Technologies, our newest business area, aims for growth in specific niche markets, where we expect cyclicality to be generally lower than in the customer industries of our established businesses. SGL Technologies serves a number of diverse specialty markets with carbon fiber and carbon composite-based solutions. The worldwide market for carbon fibers is estimated to be approximately [E]1.0 billon. We hold established market positions in the segments for oxidized fiber and chopped carbon fiber. In the more diverse market segments, such as those for continuous carbon fiber, aircraft structural components and carbon fiber reinforced plastics, our market shares are relatively small. We also have strong market shares in certain markets for composite materials and components, such as in rocket motor nozzles, carbon-carbon for wet friction applications and high purity carbon felts.

    We expect these markets to grow as new applications are developed. For example, the market for high-performance carbon-ceramic brake discs is in the initial stages of development. We believe that the market for our fuel cell components, which are currently in the research and development phase, also has significant potential for growth. Development of this business, and of the fuel cell industry in general, is dependent on the achievement of significant reductions in fuel cell production and operating costs by both SGL Technologies and fuel cell stack manufacturers. Our increasingly important aerospace and defense business grew by 15% last year; our U.S. subsidiary HITCO Carbon Composites Inc has entered into a Special Security Agreement for defense contracts with the U.S. government. This agreement makes HITCO eligible for defense projects that are only open to U.S. companies.


PRINCIPAL PRODUCTS BY BUSINESS AREA

CARBON AND GRAPHITE

    The Carbon and Graphite business area manufactures and markets graphite electrodes and specialized carbon products such as carbon electrodes, cathodes and furnace linings. Carbon and graphite are based on petroleum coke, coal tar, petroleum pitch and anthracite coal, which are our primary raw materials. Carbon and graphite have many exceptional properties that we optimize for various applications through our manufacturing processes. See "---Manufacturing Process and Operations". Our carbon and graphite products exhibit stability under high temperatures, are non-corrosive and conduct heat and electricity. As a result, these products are used in a wide range of applications.

    The Carbon and Graphite business area's key products include:

    * Graphite electrodes, our principal product, used primarily in electric arc furnace or EAF steel production, the steelmaking technology used by virtually all "mini-mills", as well as in some ladle furnaces and foundries. Steel production requires temperatures as high as 2,760[degree] Celsius to melt scrap metal, iron ore or other raw materials for processing. Electricity passing through our electrodes creates an electric arc that generates these extreme temperatures. The electrodes, which vary in size depending on the individual furnace's requirements, are consumed regularly in the production process. We believe we provide the full range of sizes in graphite electrodes and that their quality is equal to, or in specific segments, better than, that of any other manufacturer. We further believe that there are currently no commercially viable substitutes for graphite electrodes in EAF steel making.

    * Carbon electrodes, used primarily to produce silicon metal. This process is similar to the melting process in EAF steelmaking, though it uses lower temperatures. Electrodes vary in size but are typically larger than the graphite electrodes used in EAF steelmaking and require a different manufacturing process. A typical silicon metal furnace uses 18 electrodes, consuming three of them every five days.

    * Cathode blocks and related products, used to equip electrolysis cells for the production of primary aluminum. Cathode blocks require a significant degree of custom fitting; we produce them to our customers' specifications and design. Newly constructed aluminum smelters tend to require larger electrolysis cells than older facilities; we believe that we are equipped to meet this trend in demand.

    * Furnace linings, used for wall protection and heat conduction in the hotter areas of blast furnaces used to produce liquid pig iron, an intermediary material in the production of steel from iron ore. Although modern furnace design allows 10 or more years of operation before lining replacement becomes necessary, a typical furnace will have its lining replaced a number of times over its useful life. We produce the carbon blocks used in furnace linings in conjunction with our production of cathode blocks.

GRAPHITE SPECIALTIES

    Our Graphite Specialties products have a wide variety of applications in such sectors as high technology, tool manufacturing, ferrous and non-ferrous metallurgy, high-temperature processes, chemicals, automotive, glass and ceramics.

    Our Graphite Specialties products consist of:

    * technical carbons for use in high technology, including semiconductor materials;

    * mechanical carbons, machined or pressed components and graphite- filled high-performance plastic parts; and

    * electrical carbons, including machined products (such as brushes used in electrical motors and generators) and feederstock.

    Technical applications are used in laboratory and medical analytical technology, ferrous and non-ferrous metallurgy, electrochemistry and high-temperature technology. Semiconductor materials made from high purity graphite and carbon-reinforced carbon are used for semiconductor fabrication. Mechanical carbon comprises carbon and graphite components that are machined or pressed to specified sizes and shapes and graphite-filled high-performance plastic parts. Such mechanical carbons are mainly used in the automotive industry and in mechanical engineering applications such as seal rings, bearings and components for pumps. Electrical carbons are used as pantograph carbons for railways, and brushes made of carbon, graphite and metal-graphite are used in electrical motors and generators. Because we no longer regard machined electrical carbon products as part of our core businesses, we have divested substantially all of these operations.

CORROSION PROTECTION

    Corrosion Protection concentrates on producing process equipment for the treatment of aggressive or corrosive media as well as on producing and applying rubber linings and other anti-corrosive materials such as acid-proof bricks and coatings, engineered plastics, flakes, coatings and pumps. We have strategically bundled the individual product areas into Corrosion Protection's Surface Protection and Process Technology business lines to offer complete systems and solutions for specific applications from a single source.

    The Corrosion Protection business area offers engineered and packaged solutions for industrial corrosion protection, has enhanced engineering support to meet its customers' specific requirements, and is characterized by a high level of investment in research and development relative to sales. The products of the Corrosion Protection business area include rubber linings for corrosion protection in flue gas desulphurization plants (as protection for metals or in-depth surface protection), graphite-based heat exchangers, graphite pumps, exotic metals, polymer coatings and floorings, tiles and bricks to protect against corrosion. Our broad product range and our engineering and application know-how enable us to offer comprehensive solutions in the corrosion protection market.

SGL TECHNOLOGIES

    SGL Technologies consists of six businesses lines manufacturing carbon fibers, aerospace/defense and industrial composites, expanded graphite (including yarns and fabrics), carbon ceramic brake discs and fuel cell components.

    Carbon fibers serve as base materials in the manufacture of products that must be both stiff and lightweight, particularly in the aviation and aerospace industries. We produce carbon fibers in two forms. Oxidized fibers are used in high performance carbon-carbon aircraft brakes and racing car brakes as well as for specialty insulation applications. Carbonized fibers are used primarily in chopped form as reinforcement in conductive plastics, such as mobile telephone and computer housings.

    Carbon composites include carbon fiber reinforced carbon, or CFRC, and carbon fiber reinforced plastics, or CFRP. CFRC is processed into mechanical parts that are used in mechanical engineering, semiconductor and other high temperature applications and in packaging in the chemicals industry. CFRP are used in optical equipment, medical technology and the textile and wire making industries. The composite materials and components we produce range from relatively standard carbon or fiberglass reinforced plastics, used for x-ray tables and secondary aircraft structures, to high performance, high temperature composites, used for fixtures in vacuum heat-treated furnaces for semiconductor monocrystal production as well as for rocket motor nozzles.

    Expanded graphite consists primarily of manufactured graphite foils that can withstand extremely high temperatures and are used in sealing applications instead of asbestos. In addition, milled exfoliated graphite can be used for the growing market of fillers in high-performance batteries.

    We have  developed  new  materials  and  components  for  developing  high-
technology applications, such as carbon ceramics for high performance automotive brakes and components for fuel cells. SGL Technologies began serial production of carbon ceramic brake discs in a newly constructed plant to serve expected increasing demand from Porsche and other car manufacturers.


SEASONALITY

    Our sales revenue from graphite electrodes fluctuates from quarter to quarter due to such factors as customer inventory levels, scheduled customer plant shutdowns, vacations and changes in customer production schedules in response to seasonal changes in energy costs, weather conditions, strikes and work stoppages. In addition, customers may change their order patterns in response to price changes. During the period prior to the effective date of a price increase, customers tend to buy additional quantities of graphite electrodes at the then lower price, which adds to our sales revenue during that period. During the period following the effective date of a price increase, customers tend to use those additional quantities before placing further orders, which reduces our sales revenue during that period. Similarly, customers tend to use up their inventories and delay purchases when they expect price reductions. Sales of the Corrosion Protection business area are normally lowest in the first quarter and highest in the fourth quarter.


RAW MATERIALS AND SUPPLIERS

    The primary raw materials for graphite electrodes and graphite specialties products are petroleum coke (needle coke for electrodes and regular grades for specialty products), coal tar pitch and petroleum pitch. The primary raw materials for carbon electrodes are anthracite coal and coal tar pitch and, in some instances, a petroleum coke-based material. The primary raw material for flexible graphite is natural graphite flake, which is obtained primarily from China and Canada.

    We purchase all of our raw materials from a variety of sources. We maintain contacts with the ten most important petroleum coke suppliers and purchase from most vendors on an ongoing basis to satisfy our needs in our four business areas. We buy the most strategically important grades of needle coke for graphite electrodes from four major producers and purchase a majority of our needle coke requirements from multiple plants of a single major petroleum company. Binder pitch and impregnation pitch are bought locally from eight different binder pitch and six different impregnation pitch vendors. We have established strong ties to these suppliers and have been cooperating with them on the implementation of joint quality improvement and quality monitoring programs for many years. We believe that, under current conditions, our raw materials are available in adequate quantities at current market prices.

    We purchase electric power and natural gas used in our manufacturing processes from supra-regional linked supply systems or from local suppliers under short-term contracts. The availability and price of raw materials and energy may be affected by limitations imposed under new legislation or governmental regulations, suppliers' allocations to meet the demand of other purchasers during periods of shortage (or, in the case of energy suppliers, extended cold weather), interruptions in production by suppliers, and market and other events and conditions. In recent years, prices for petroleum coke have gone through cycles of increase, decrease and stability. During this time, we mitigated the effect of price increases by improving operating efficiency, by implementing cost-cutting measures, and by passing price increases on to customers.

MARKETING CHANNELS AND CUSTOMER SERVICE

    We sell our products in our local markets primarily through our direct Sales force, which operates from the Group's sales offices and is supported by our own customer service personnel. Export customers are serviced by the Group's local sales organizations, or local sales representatives with the assistance of our direct sales force. Most of these sales representatives have worked with the SGL Group for many years.

    In the Graphite Specialties, Corrosion Protection and SGL Technologies business area, we make the majority of our sales through our specialized sales organizations specifically dedicated to each such business. We also use exclusive sales agents in certain locations. From time to time, the CG sales organization also assists in sales of GS products, particularly outside of Europe and North America.

    Since we are globally oriented with a diverse customer base, we regularly hold regional conferences to present and discuss our business strategies, targets and philosophy with our representatives in Germany and throughout the world. Sales to customers outside Germany accounted for 81% of our net sales in 2002. No single customer or group of affiliated customers accounted for more than 5% of the SGL Group's net sales in 2002.

    For many years, we have been strongly committed to supporting our sales activity by providing a high level of customer service. Together with our sales and distribution organizations, each of our customer service personnel is specifically dedicated to one of our four business areas. In addition to providing basic support services, we assist our customers with their technical problems, focusing on the design and operation of production equipment (such as EAF technology), as well as on specifications for and use of the Group's products. Since 1992 we have established long-term cooperative arrangements with several key customers to focus on technical challenges and product development.

    The customers in the CG Business generally place orders for electrodes three to six months prior to the specified delivery date, as well as pursuant to annual framework agreements with a forecasted full year demand. A customer may cancel any such order, and we accordingly manufacture electrodes and manage electrode inventory levels on the basis of rolling sales forecasts. Other products, particularly in the GS, CP and SGL T Business, are generally manufactured to order. Finished products are generally stored at our manufacturing facilities. We ship our finished products to customers primarily overland and by sea, using "just in time" techniques where practicable.

    Proximity of manufacturing facilities to customers can provide a competitive advantage in terms of cost of delivery of certain products to customers. The significance of these costs is affected by fluctuations in exchange rates, methods of shipment, import duties and whether the manufacturing facilities are located in the same economic trading region as the customer.


DEPENDENCE  ON  PATENTS  OR  LICENSES,  INDUSTRIAL,   COMMERCIAL  OR  FINANCIAL
CONTRACTS

    We own over 280 patents registered in the United States, Europe and in other major world markets, and have over 300 patent applications pending for new technologies and processes. In addition, we have obtained licenses to various domestic and foreign patents. These patents, patent applications and licenses are, in the aggregate, important to our competitive position, and the loss of a great number of patents worldwide could have a material adverse effect on our business. However, we believe that we are not currently dependent on any individual patent or license or group of patents or licenses.

    We enter into industrial, commercial and financial contracts with a number of parties throughout the world and consider our relationships with these counterparties to be sound and productive. However, we also have a policy of locating alternative sources for all of our industrial, commercial and financial needs, and thus we believe that we are not dependent on our existing industrial, commercial or financial contracts.


MANUFACTURING PROCESSES AND OPERATIONS

    The manufacture of graphite electrodes takes, on average, approximately two months. Graphite electrodes range in size from three inches to 32 inches in diameter and two feet to nine feet in length and weigh between 20 pounds and 4,800 pounds (2.2 metric tons). Carbon electrodes, cathodes and furnace linings are manufactured in a process comparable to that for graphite electrodes, except that impregnation and graphitization are used only for particular grades of cathodes and furnace linings. For these products we also manufacture "green" material with vibro moulding techniques.

    The manufacture of graphite electrodes involves the following six primary processes.

    FORMING -- Calcined petroleum coke is crushed, screened, sized and blended in a heated vessel with coal tar pitch, applying highly specialized techniques. The resulting plastic mass is extruded through a forming press and cut into cylindrical lengths (called "green" electrodes) before cooling in a water bath.

    BAKING -- The "green" electrodes are baked at approximately 900[degree] Celsius in specially designed furnaces to further carbonize the pitch. After cooling, the electrodes are cleaned, inspected and sample-tested.

    IMPREGNATION -- Baked electrodes are impregnated with a special pitch when higher density, mechanical strength and capability to withstand higher electric currents are required.

    REBAKING -- The impregnated electrodes are rebaked to "coke out" the pitch, thereby adding strength to the electrodes.

    GRAPHITIZING -- The rebaked electrodes are heated in longitudinal electric resistance furnaces at approximately 3,000o Celsius to restructure the carbon to its characteristically crystalline form, graphite. After this process, the electrodes are gradually cooled, cleaned, inspected and sample-tested.

    MACHINING -- After graphitizing, the electrodes are machined to comply with international specifications governing outside diameters, overall lengths and joint details. Tapered sockets are machine-threaded at each end of the electrode to permit the joining of electrodes in columns by means of correspondingly double-tapered machine-threaded graphite connecting pins.

    The production of the variety of graphite specialties grades generally follows the process described above, but uses additional forming techniques (such as isostatic and die molding), additional treatments like purification and more intricate machining. Specialty graphite products use different mixtures of raw materials due to fine grain formulations and different processing time periods.

    Expanded graphite is made from mined natural graphite flake, which is acid-treated, heat-treated and rolled into sheets of desired thickness and width and produced in highly specialized production lines. Fibers and composites that use polymer raw materials also require highly sophisticated and highly specialized facilities in addition our main production lines for carbon and graphite products. The manufacture of graphite fibers and composites also relies upon our high temperature technology expertise.

    We use statistical process controls in all manufacturing processes and have implemented a teamwork and quality management program that involves continuous in-house training. We generally warrant to our customers that our products will meet the SGL Group's and the customers' specifications. With the exception of 1997, in which we conducted a recall of graphite electrodes in North America due to a defect in a new piece of production equipment at one of our U.S. production sites, electrode returns and replacements have historically amounted to approximately 1% of sales revenue


COMPETITIVE POSITION OF THE SGL GROUP

    The carbon and graphite products industry is highly competitive. Competition is based primarily on price, product quality and customer service. There are approximately 10 to 15 major manufacturers of carbon and graphite products worldwide. Of these manufacturers, the SGL Group is the largest, and GrafTech International Ltd. (formerly UCAR International Inc.) is the second largest, based on 2002 net sales.

Carbon and Graphite

    For graphite electrodes, our principal product, there are approximately 10 to 15 major manufacturers worldwide. GrafTech and the SGL Group are the largest of these manufacturers on basis of metric tons produced. Other producers include The Carbide/Graphite Group in the United

States, four Japanese manufacturers and several manufacturers in India and China. We estimate that GrafTech's share of global market for graphite electrodes was approximately 20% in 2002, followed by the SGL Group with a market share of 19%, The Carbide/Graphite Group with 4% and the four Japanese manufacturers with an aggregate of 18%.

    We believe that we are the largest manufacturer of carbon electrodes worldwide, with GrafTech second largest. According to our estimates in 2002 we supplied approximately 31% of the worldwide market for carbon electrodes, while GrafTech supplied 25%.

    Some ten manufacturers compete in the global market for cathodes for the aluminum industry. We believe GrafTech supplied approximately 18% of this market in 2002, while we supplied approximately 17%. Other major manufacturers include Erft Carbon GmbH, Nippon Denkyoku K.K. (NDK), SEC Corporation and VESUVIUS. We believe that none of these other manufacturers reached a market share of more than 10% in 2002.

Graphite Specialties

    The  graphite  specialties  market  is  served  by  many  competitors  with different product ranges and value-added segments. We believe that globally-oriented international companies including the SGL Group as well as Morgan Crucible Company plc, Le Carbone Lorraine S.A., Schunk Gruppe, GrafTech and Toyo Tanso Company, account for only about two thirds of the total market volume worldwide (excluding China and the CIS, for which limited data are available). A significant part of the market is served by small, local machine shops, which machine and finish goods supplied to them by the major graphite producers in a semi-finished state. We believe that we have leading positions in the supply of graphite and CFC products to the semiconductor and technical carbon industry in Europe and North America.

Corrosion Protection

    We estimate that the worldwide market for industrial corrosion protection is approximately [E]2.5 billion, of which we have an approximately 10% share. This market is highly fragmented with many locally-oriented, often family-owned smaller companies. The key competitors in the market for carbon-based process equipment applications are Le Carbone Lorraine and Carbon Everflow (India). Companies such as Tip Top and Ohji are competitors in the rubber-linings market, while Steuler and Stebbins are key competitors in the market for ceramic bricks and tiles. We believe, however, that we are the only company that supplies all heavy corrosion protection market segments with complete systems.

SGL Technologies

    The competitors of our SGL Technologies business area are carbon based advanced material and composites companies. Our main competitors for fiber products are Zoltek, Fortafil and several Japanese producers. In the market segments for carbon composites the key competitors include Thiokol, Hexcel, ATPX and Cytec. Key competitors in expanded graphite are GrafTech and Le Carbone Lorraine.


GOVERNMENT REGULATION

    Our domestic and international manufacturing facilities and operations are subject to numerous environmental laws and regulations as well as
administrative   orders  relating  to  alleged  prior  violations  of  laws  or regulations. These legislation and orders could require us to install additional controls for certain emission sources or to change our manufacturing processes in future years. We believe we possess all material permits necessary for the current operation of our facilities. Although we believe that we are currently in material compliance with applicable laws, regulations and permits, our operations, like those of our competitors, involve certain environmental risks.

    We seek to minimize environmental risk by developing, implementing and improving material resources, production and abatement techniques. Using advanced techniques, we aim to improve working conditions and reduce the environmental impact of our own operations and those of our customers' businesses. Our goal is to comply with the European Union's Integrated Pollution Prevention and Control (IPPC) directive while at the same time creating economically and technically viable conditions to assure long-term competitiveness. We augment the efforts of our internal auditors, research and development team and operations supervisors with periodic, active cooperation with national and international state agencies and organizations. We are currently adjusting the organization of our environmental team to create an integrated Environmental, Health & Safety Audit (EHSA) management system tailored to the demands of our industry. Our goal, which we believe we are approaching, is to achieve certification under ISO 14000, generally recognized as the highest standard in this field. We use our system of continuous EHSA risk assessment in our efforts to achieve permanent, sustainable improvements in performance.

    International regulations govern the transportation of hazardous goods. Air pollution, wastewater, solid waste and occupational health and safety are generally regulated by national laws. In the European Union, these areas are generally covered by EU directives and guidelines. In particular, the EU's IPPC directive requires certain industries, including the carbon and graphite industry, to implement advanced techniques. The IPPC directive does not itself create binding regulation. Rather, it serves as a framework for regulators in the EU member states in establishing national regulations. Although national-level implementation of the IPPC directive may lead to more restrictive national environmental regulations, based on our experience in Germany we believe that national regulations based on the IPPC directive will tend to be more lenient than those proposed in the directive itself. We believe that we are in compliance, or in the process of achieving compliance, with the heightened requirements of IPPC directive-based regulation.

    In Germany we are subject to environmental laws and regulations including the Federal Pollution Control Act, the Water Resources Management Act and the Waste Act. Under these statutes and their related bodies of regulation, the authorities may inspect our production sites every one to three years. We must also comply with the Plant Security Act, the Employment Security Act, Regulations for the Prevention of Accidents and the Toxic Substances Control Act (which includes technical regulations on hazardous substances) and the Dangerous Chemicals Ordinance.

    Similar laws are already in force in Austria, Italy and a number of other EU countries; France and Spain are in the process of adopting new laws to comply with EU requirements. We expect that most European national environmental laws and regulations will be replaced over the near- to medium-term by common EU requirements (or by national regulations based on EU directives). National governments will remain free to adopt requirements stricter than those required by the EU.

    In the United States we are subject to environmental requirements including those imposed by the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Safe Drinking Water Act and similar federal, state and local laws regulating air emissions, water discharges and solid and hazardous waste generation, storage, transportation and disposal. The Comprehensive Environmental Response, Compensation and Liability Act of 1980 (Superfund) and similar state laws can impose joint and several liability for releases of hazardous substances into the environment, without regard to fault or the lawfulness of the original activity. Categories of potentially responsible parties can include current or former owners and operators of a contaminated site and companies that generated or sent waste to a site. The Toxic Substances Control Act and related laws are designed to assess the risk to health and the environment of new products at early developmental stages. In addition, laws adopted or proposed in various states impose reporting or remediation requirements if historical contamination is discovered, operations cease or property is transferred or sold. We believe that we are currently in material compliance with applicable U.S. laws and regulations.

    From time to time we have received claims seeking environmental cleanup or similar costs with respect to properties that we or others currently or previously owned or operated. We believe that the extent of contamination and our liability, if any, arising from such claims will not have a material adverse effect on our financial condition or results of operations.

    We have established and continue to establish accruals for environmental liabilities where it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. We adjust accruals on a periodic basis as we make new remediation commitments or receive information indicating that previous estimates should be changed. We believe that, taking into account our environmental accruals, our current environmental liabilities will not have a material adverse effect on our financial condition or results of operations.

    Estimates of future costs of environmental protection are necessarily imprecise. Uncertainties affecting these estimates include the impact of new laws and regulations, the availability and application of new and diverse technologies and the extent of insurance coverage. Subject to this inherent imprecision, on the basis of our experience in managing environmental matters we believe that costs and capital expenditures related to environmental protection over the next several years will not have a significant impact on our financial condition or results of operation.

ORGANIZATIONAL STRUCTURE

    As a management holding company, SGL is legally separate from its various operating subsidiaries in the SGL Group. SGL's Executive Committee, however, provides overall strategic direction and monitors the operations of the Group. Individual members of the Executive Committee also have direct responsibility for specific operational areas on a business area, function or regional basis. See Item 6, "Directors, Senior Management and Employees---Directors and Senior Management---Executive Committee".

    Our operational business is managed by business areas. At the beginning of 2002, we combined the former regional business units of Carbon and Graphite and Graphite Specialties into global business areas to improve efficiency and respond to the increasing globalization of our key customers. With this change, all four of our business areas---Carbon and Graphite, Graphite Specialties, Corrosion Protection and SGL Technologies---are now organized on a global basis. Our organizational structure is thus identical with our segment reporting by business areas.

    Our production sites and Group companies are managed by the relevant business area (or, in the case of multi-business area sites, by a management committee). The boards of directors of individual Group companies have responsibility for those companies' legal and financial affairs. Centralized corporate functions support the Executive Committee and provide services to all business areas and to individual legal entities within the Group.


PRINCIPAL SUBSIDIARIES

    The following table lists the principal direct and indirect subsidiaries of the SGL Group as of December 31, 2002:

                                                                              OWNERSHIP
COMPANY NAME                                         LOCATION  BUSINESS AREA  INTEREST %
--------------------------------------  ---------------------  -------------  ----------
SGL Carbon LLC........................          Charlotte, NC  CG, GS, SGL T       100.0
HITCO Carbon Composites Inc...........            Gardena, CA      GS, SGL T        94.0
SGL Technic Inc.......................           Valencia, CA      GS, SGL T       100.0
SGL Carbon GmbH.......................     Meitingen, Germany         CG, GS       100.0
SGL Technic SA........................       Grenoble, France         GS, CP       100.0
SGL Canada Inc........................        Lachute, Canada             CG       100.0
SGL Carbon SpA........................           Milan, Italy             CG        99.7
SGL Carbon SA.........................       La Corupa, Spain             CG        99.9
SGL Carbon SA.........................      Nowy Sacz, Poland             CG       100.0
SGL Carbon GmbH & Co..................         Steeg, Austria             CG       100.0
ZEW Zaklady Electrod Weglowych SA.....        Ratibor, Poland             CG        97.2
SGL Carbon SA.........................         Chedde, France             GS       100.0
SGL Acotec GmbH.......................     Siershahn, Germany             CP       100.0
SGL Technologies GmbH.................     Meitingen, Germany          SGL T       100.0
SGL Technic Ltd.......................  Muir of Ord, Scotland          SGL T       100.0
SGL Carbon Beteiligung GmbH*..........     Wiesbaden, Germany      Corporate       100.0


* SGL Carbon Beteiligung GmbH is a 100% subsidiary of SGL Carbon AG that serves as a holding company for various other subsidiaries in the SGL Carbon Group.

PROPERTY, PLANTS AND EQUIPMENT

    As of December 31, 2002, we operated 40 major manufacturing facilities worldwide of which 36 are located in Europe and North America. As part of the restructuring program announced in December 2001, we closed or idled three plants during 2002. Effective January 2003, we sold our

Berlin, Germany manufacturing facility and, in March 2003, sold our land and building in Milan, Italy. We also have other properties, including office buildings, research laboratories and warehouses, primarily in Germany and the United States. We own most of our manufacturing facilities and other properties.

    We are harmonizing our manufacturing processes throughout the Group to permit global sourcing from all locations with consistent and interchangeable quality levels. We produce electrodes in the United States, Canada, Germany, Italy, Spain, Austria and Poland. Carbon electrode production is concentrated in Italy and cathodes and furnace linings are manufactured in Germany and Poland. Our feeder stock for specialty graphite products is manufactured in Germany, France and the United States. In Europe, we have further optimized production by concentrating extruded, molded and isostatic pressed graphite product grades in the facilities best suited for this work. We have taken similar restructuring measures in North America, discontinuing manufacture of molded and isostatic products in the United States. We produce most of our corrosion protection materials in Germany, with additional production facilities in France, the United States, Brazil, Singapore, Italy, United Kingdom and China. About four-fifths of our fibers and composites are manufactured outside of Germany, primarily in the United States and the United Kingdom.

    We conduct major maintenance of our facilities on an ongoing basis. We currently have capacity to manufacture approximately 280,000 metric tons of heavy carbon and graphite products annually (excluding graphite specialties). This capacity includes approximately 215,000 metric tons of graphite electrodes. In 2002, we sold approximately 173,000 metric tons of graphite electrodes compared with 175,000 metric tons in 2001. We also sold 22,000 metric tons of carbon electrodes in 2002, an increase from the 17,000 metric tons we sold in 2001.

    As of December 31, 2002 we operated the following major facilities

                                                 PRIMARY USE
                           -------------------------------------------------------  OWNED/
LOCATION                   MANUFACTURING  SALES  ADMINISTRATION      BUSINESS AREA  LEASED
-------------------------  -------------  -----  --------------  -----------------  ------
EUROPE
Wiesbaden, Germany(1)....                                     x          Corporate  Leased
Meitingen, Germany.......              x      x               x  CG, GS, CP, SGL T   Owned
Berlin, Germany(3).......              x                                        GS  Leased
Griesheim, Germany(4)....              x                                        CG   Owned
Bonn, Germany............              x                      x                 GS   Owned
Siershahn, Germany.......              x                      x                 CP   Owned
Bornum, Germany..........              x                      x                 CP  Leased
Leuna, Germany...........                     x               x                 CP   Owned
Augsburg, Germany........                                     x          Corporate  Leased
Steeg, Austria...........              x                      x                 CG   Owned
Milan, Italy(2)..........                     x               x                 CG  Leased
Milan, Italy.............              x      x               x                 GS   Owned
Pero, Italy..............              x      x               x                 CP   Owned
Narni, Italy.............              x                                        CG   Owned
Ascoli Piceno, Italy.....              x                                        CG   Owned
Chedde, France...........              x                      x                 GS   Owned
Houdain, France..........              x                      x                 CP   Owned
Grenoble, France.........              x                      x                 CP   Owned
La Coruna, Spain.........              x      x               x                 CG   Owned
Ratibor, Poland..........              x                      x                 CG   Owned
Nowy Sacz, Poland........              x                      x                 CG   Owned(4)
Nowy Sacz, Poland........              x      x                                 GS   Owned
Inverness, Scotland......              x                      x              SGL T   Owned
Alcester, England........              x                      x                 GS  Leased



                                                 PRIMARY USE
                           -------------------------------------------------------  OWNED/
LOCATION                   MANUFACTURING  SALES  ADMINISTRATION      BUSINESS AREA  LEASED
-------------------------  -------------  -----  --------------  -----------------  ------

Sandbach, England........              x                      x                 CP   Owned
NORTH AMERICA
Charlotte, North
  Carolina(5)............              x               x             CG, GS   Owned
Morganton, North
  Carolina...............              x                                        CG   Owned
Hickman, Kentucky........              x                                        CG   Owned
Ozark, Arkansas..........              x                                        CG   Owned
Niagara Falls, New York(6)             x                                        GS   Owned
Valencia, California.....              x      x               x          SGL T, GS   Owned
Lachute, Quebec, Canada..              x      x               x                 CG   Owned
Kitchener, Ontario,
  Canada.................              x      x                                 GS  Leased
St. Marys, Pennsylvania..              x      x                          GS, SGL T   Owned
Strongsville, Ohio.......              x      x                                 CP   Owned
Houston, Texas...........              x                                        CP   Owned
Arkadelphia, Arkansas....              x                                     SGL T  Leased
Robesonia, Pennsylvania..              x                                        GS  Leased
Womelsdorf, Pennsylvania.              x                                        GS  Leased
Gardena, California......              x      x               x          SGL T, GS   Owned
Cheshire, Connecticut....              x                                        GS  Leased
Brecksville, Ohio........                     x               x                 CP  Leased

REST OF WORLD
Mexico City, Mexico......              x                      x                 CP  Leased
Wuhan, China.............              x                      x                 CP  Leased
Singapore, Singapore.....              x                      x                 CP  Leased
Guarnlhos, Brazil........              x                      x                 CP   Owned

__________

(1) Corporate Headquarters

(2) Head Office, Italy

(3) Sold effective January 2003

(4) Hereditary building right (Erbbaurecht) under German law, comparable to a long-term ground lease

(5) Head Office, North America

(6) Idled

    As of December 31, 2002 we had not created any material encumbrances on our property other than customary security interests created in connection with their purchase. In connection with our recent refinancing we have encumbered a number of our properties; see Item 10, "Additional Information -- Material Contracts". We believe that our facilities, which are of varying ages and types of construction, are in good condition, are suitable for our operations and generally provide sufficient capacity to meet our requirements for the foreseeable future.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

    You should read this discussion together with our consolidated financial statements, including the Notes thereto, as well as the other financial information contained elsewhere in this annual report. We have prepared our consolidated financial statements in accordance with IFRS. There are significant differences between IFRS and U.S. GAAP. These differences could be material to the financial information in this annual report. For a discussion of the significant differences between IFRS and U.S. GAAP as they relate to the SGL Group, see "--Significant Differences between IFRS and U.S. GAAP" as well as Notes 34 and 35 to our consolidated financial statements.

    This discussion includes forward-looking statements within the meaning of the U.S. Private Securities Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by our forward-looking statements. See "Forward-Looking Statements".


OVERVIEW

    The SGL Group manufactures carbon and graphite products. We manufacture graphite and carbon electrodes and cathodes, used primarily in EAF steel production and aluminum smelting. We also manufacture natural and synthetic graphite products for, and provide services in connection with, a variety of industrial applications world-wide. Our customers are located in industrialized countries throughout in the world. In 2001, we sold products in approximately 100 countries, with sales outside Germany accounting for approximately 81% of our sales revenue. We operate manufacturing facilities in 13 countries.

BUSINESS REALIGNMENT

    We manage our operations in business areas that reflect the products that we produce and market. During 2001 we restructured our organization into the four current business areas--Carbon and Graphite, Graphite Specialties, Corrosion Protection, and SGL Technologies. As of January 1, 2002 we reclassified our European foils business from Graphite Specialties to SGL Technologies. The discussion for 2001 and 2000 that follows reflects this reorganization.

COST REDUCTION PROGRAM

    In 2001 we announced a major cost reduction and restructuring program, which includes significant cost containment measures and other steps to increase our financial results and cash flows from operations. As part of this restructuring program, we reduced our total number of employees by 837, from 8,197 at the end of 2001 to 7,360 at the end of 2002. In addition, we plan to achieve further cost savings through our SGL Excellence initiative, through which we train our managers in Six Sigma methods to identify other cost-reduction measures. In 2002, we incurred costs of approximately [E]2.3 million relating to SGL Excellence. In that year, we achieved savings of more than [E]4.0 million that we attribute to this initiative, and expect to achieve further sustained savings of approximately [E]3.0 million in each subsequent year as a result. The total non-recurring charges that we expect to incur in connection with our various restructuring and cost reduction initiatives amount to [E]41.0 million on a pretax basis in 2001, of which we incurred approximately [E]15.0 million as cash expense in 2002. In addition, we identified a number of additional plant and overhead cost reduction projects during 2002, which generated an expense of [E]8.3 million in 2002.

CURRENCY EXCHANGE EXPOSURE

    We invoice our sales primarily in U.S. dollars and in euro. The remainder of our sales is denominated principally in other western European currencies (primarily sterling and the Polish zloty). Purchases of our principal raw material--petroleum coke, which on average comprise approximately 25% of the total production costs of our Carbon and Graphite business area--are denominated in U.S. dollars. Our other principal production costs, labor and energy, are denominated in the currency of the country in which the relevant production facilities are located. We currently operate our main manufacturing facilities in Europe and North America.

    Fluctuations in currency rates, especially between the dollar and the euro, can influence our financial results. Through early 2001, the value of the dollar generally increased relative to the euro. The relative strength of the dollar positively impacted our operating results. In early 2002, the value of the dollar began to decline relative to the euro. If this decline continues, we expect that it would have several effects on our financial results, some of which could offset others. In addition to the dollar- and euro-denominated revenue and expense items discussed above, we also have major assets and liabilities in the United States or denominated in dollars, including antitrust liabilities and dollar-denominated debt. Fluctuations in the euro-dollar exchange rate can cause translation effects in the SGL Group's consolidated balance sheet. A continued increase in the value of the euro relative to the dollar would tend to reduce our antitrust-related expenses as well as expenses related to dollar-denominated debt. On the other hand, it would also tend to reduce the contribution of our U.S. businesses to our consolidated results of operations. A stronger dollar will tend to increase our non-current and current assets as well as equity and liabilities, whereas a weaker dollar rate will tend to decrease assets, equity and liabilities. The ultimate impact of currency exchange rate fluctuations on our net income will depend on the circumstances at any given time.

SALES REVENUE

    We generate revenue primarily through the manufacture and sale of carbon and graphite products to customers from several industries, including steel-making, aluminum smelting, chemicals, manufacturing and electronics. Our revenue from trading and other sources is not significant.

    Our consolidated sales revenue reflects net sales, that is, sales revenue after elimination of intersegment sales. The following table shows our sales revenue and its year-on-year change for the SGL Group on a consolidated basis as well as by business area and geographical region from 2000 to 2002.

                                                       YEAR ENDED DECEMBER 31,
                              -------------------------------------------------------------------------
                                         2002                         2001                         2000
                              --------------------------  ---------------------------  ----------------
                              ([E]IN MILLIONS) (% CHANGE) ([E] IN MILLIONS) (% CHANGE) ([E] IN MILLIONS)

SGL Group consolidated total          1,112.3       (9.8)          1,233.3       (2.3)          1,262.5
By business area:
 Carbon and Graphite .......            550.7      (11.1)            619.8        0.0             619.5
 Graphite Specialties * ....            195.9      (15.1)            230.7       (4.7)            242.0
 Corrosion Protection ......            212.4       (9.9)            235.8       (4.7)            247.3
 SGL Technologies * ........            150.3       11.3             135.1      (11.0)            151.8
Other.......................              3.0      (74.8)             11.9      526.3               1.9

By geographical region:
 Germany ...................            216.6      (12.0)            246.0        2.1             241.0
 Rest of Europe ............            373.8       (8.7)            409.2       13.8             359.6
 North America .............            281.6      (10.8)            315.8      (19.2)            390.6
 Rest of World .............            240.3       (8.4)            262.3       (3.3)            271.3

__________

* As of January 1, 2002, we reclassified the European graphite foils business from Graphite Specialties to SGL Technologies. Sales for 2000 and 2001 have been adjusted to reflect this reclassification.

    We recognize sales revenue at the time of transfer of risk to the purchaser, generally after delivery of the products or the rendering of the services and net of any discounts and rebates. We record most of our sales revenue through invoices under purchase contracts with major industrial customers, with the timing of revenue recognition dependant on the specific terms of these contracts. If product sales are subject to customer acceptance, we do not recognize revenue until the customer accepts the product. We do not account for any sales under the "percentage of completion" method. See "-- Critical U.S. GAAP accounting policies -- Revenue Recognition".

    Our sales revenue from graphite electrodes fluctuates as a result of changes in customer purchasing patterns due to shifts in inventory levels and production schedules, plant shutdowns and vacations as well as in response to energy cost fluctuations, adverse weather conditions, strikes and work stoppages. Due to the long production cycles for graphite products and fluctuations in order patterns and inventory levels within customer industries, there is often a considerable time lag between changes in demand for customer products and any impact on our businesses. In addition, our customers frequently alter their ordering patterns as a result of, or in anticipation of, price changes for our products. Just prior to the effectiveness of an announced price increase, customers tend to build their inventories of graphite electrodes, which boost our sales revenue during that period. Immediately after a price increase, customers typically deplete these stocks, which reduces orders and sales revenue during that period. Similarly, when customers anticipate price reductions, they will tend to deplete their stock and delay orders. Sales of the Corrosion Protection business area tend to be seasonal, with the highest sales in the fourth quarter and the lowest sales in the first quarter each year.

    Over the last decade, we have significantly broadened the geographical distribution of our sales revenue. In particular, a decline in North American steel production has reduced our sales revenue in that market, while consolidation of our Polish subsidiary ZEW in 2001 has increased the percentage of our sales revenue generated in Europe. We have also significantly increased our sales revenue in Asia, a trend that we expect to continue in the next few years with the continuing industrialization of eastern and southern Asia. We believe that our broad product portfolio across many industries and the global distribution of our business reduces our exposure to economic cyclicality in any one region or customer industry. In particular, and although results may vary in any given period,. Graphite Specialties' large number of target industries enables it to diversify, thereby reducing exposure to economic slow-down in any one key industry. Following the integration of KCH and the organization of Corrosion Protection in its current form, we believe that this business area is also better diversified than in its earlier form, in which it was significantly dependent on the chemicals industry.

COST OF SALES

    Major components of cost of sales include personnel expenses, the cost of raw materials and energy and other variable and fixed costs. Personnel expenses, including wages, salaries, social security and pension expense, are the most significant items in our cost of sales. Raw material cost in the Carbon and Graphite business area consists primarily of purchases of petroleum-based needle coke and coal tar binder and impregnation pitch. Historically, we have not had difficulty obtaining these raw materials. In addition, we incur substantial energy costs, primarily for electricity, in connection with the production of our graphite electrode and other carbon products. The production of these products is energy intensive and energy costs over the last several years have been highly volatile. Graphite Specialties production uses similar raw materials as well as additional forming techniques, treatments and combinations of other raw materials. Our cost of sales includes straight-line depreciation of property, plant and equipment having estimated useful lives ranging from four to 41 years. In the periods discussed below, raw material and energy prices have generally increased, reducing our gross profit margin (calculated as sales revenue less cost of sales, divided by sales revenue).

SELLING EXPENSES

    Our selling expenses consist primarily of the sales organization expenses as well as distribution expenses, such as packaging materials, freight charges and sales commission expenses. We include in sales organization expenses wages and salaries, social security, pension expense, office space and expenses, in each case related to our sales force. Selling expenses typically comprise about 13% of sales revenue. We expect this percentage to remain relatively stable or to decrease slightly as a percentage of sales revenue.

RESEARCH COSTS

    We incur research costs in connection with the development of new materials and compounds for high technology applications, such as carbon ceramics for high performance automotive brakes and components for fuel cells. In recent years, this expense has increased as a percentage of our sales revenue. We have invested considerable amounts in carbon ceramics technology and commenced production of carbon -ceramic brake discs at our plant in Meitingen, Germany in July 2002. Another principal area of research expense has been the development of a fuel cell components business, which is currently in the research phase. We expect our research costs to remain stable or to decrease as a percentage of sales revenue in the next few years.

GENERAL AND ADMINISTRATIVE EXPENSES

    Our general and administrative expenses comprise personnel and non-personnel costs attributable to headquarters and other administrative centers, including accounting, legal and regulatory expenses and pension expense related to administrative personnel. In recent years, the main factors contributing to these expenses have included overhead attributable to our consolidated subsidiaries and strategic technology projects related to the development of a common management information system platform, conversion of our information systems to the euro and external consulting expenses related to acquisitions and other corporate projects. While we expect the significance of these and similar expenses to vary from period to period, we would expect aggregate general and administrative expenses to remain stable or to decrease as a percentage of sales revenue in the future.

OTHER OPERATING INCOME (NET)

    The major components of other operating income (net) are amortization of goodwill from acquisitions, insurance payments received, exchange gains and losses from operating activities, gains and losses from sales of property, plant and equipment, bank charges and income and/or loss from the adjustment of accruals and provisions.

COSTS RELATING TO ANTITRUST PROCEEDINGS

    We record costs relating to antitrust proceedings as a separate item in our statement of operations. On May 3, 1999 we pleaded guilty to charges of price fixing raised at the initiative of the U.S. Department of Justice. As a result, we are obligated to pay $135 million in fines and have guaranteed the payment of an additional $10 million in fines payable by the Chairman of our Executive Committee over the next six years. We have subsequently settled most of the claims arising from related civil lawsuits alleging damages from the activities upon which the DOJ's antitrust action was based. We believe that we will reach economically reasonable settlements in the remaining civil lawsuits. In April 2002, SGL reached an agreement with the DOJ revising the payment schedule for the antitrust penalties assessed in 1999. This agreement extended the payment period for this liability until 2007, delaying payment of $50 million of the remaining $65 million liability from 2002 and 2003, as contemplated under the original payment plan, to 2004 through 2007 under the revised payment plan.

    In mid-July 2001, the European Commission imposed a fine of [E]80.2 million for alleged anti-competitive practices in the graphite electrodes market. We believe that the amount of this fine is unjustified. In particular, we believe that the European Commission is assessing fines twice for certain alleged violations. We have filed an appeal against the Commission's decision. Payment of the fine has been suspended pending final judgment in the appeal. Appeals of this type may take two years or longer to be decided. Appellants must typically provide security for the amount of the contested fine when filing an appeal. We have used funds drawn under the Term B Facility of our new syndicated credit facility to provide this security.

    See "--- Liquidity and Capital Resources --- Overview of Bank Debt and Cash Flows".

RESTRUCTURING EXPENSES

    We present major restructuring expenses separately in our statement of operations. These expenses include plant closure costs, expenses for workforce reduction and write-downs on plant, equipment and inventory.

NET FINANCING COSTS

    The components of our net financing costs include net interest expense and other net financing costs, including the non-cash currency impact of antitrust liabilities and other non-cash financing costs. Net interest expense includes, among other things, interest expense on loans, the interest component of appropriations to pension provisions and accrued interest on liabilities from antitrust proceedings. Other recurring non-cash related net financing costs include the interest component of appropriations to pension provisions.

    When the DOJ imposed a fine on SGL Carbon in connection with an antitrust investigation, we discounted the resulting antitrust fine to its net present value and recorded this amount as a liability on our balance sheet. This antitrust liability resulted in a positive, non-cash reduction in financing costs in 1999. In each succeeding reporting period, we have recalculated the net present value of this liability, which has resulted in a regular imputed interest expense for each such period. In the first half of 2002, we agreed to an amended fine payment schedule with the DOJ. This amended payment schedule resulted in a one-time reduction in our net financing costs due to a reduction in the net present value of the outstanding antitrust liability.

    Because the antitrust liability is denominated in dollars, changes in the euro/dollar exchange rate from period to period may give rise to transaction and translation effects on our balance sheet. To reduce the resulting exposure to currency exchange rates, we hedge the antitrust liability using currency options. However, we retain exposure to non-cash adjustments in the amount of the antitrust liability, which we record at the end of each reporting period in other net financing costs. As a result of the financing of antitrust-related payments, the funding of our brake disc and fuel cell component businesses and the acquisition of KCH and ZEW, our interest expense has increased significantly in recent years. We expect that, as a percentage of sales revenue in future periods, net interest expense will increase due to our new syndicated credit facility, which we expect to have a higher stated interest rate than the credit facilities it refinanced. See Item 10, "Additional Information--Material Contracts". This increase should be offset, in part, by a decrease in accrued interest on liabilities from antitrust proceedings as we pay off those liabilities as well as by further reductions in our net financial debt.

INCOME TAX BENEFIT (EXPENSE)

    Tax expenses include current and deferred income tax expenses. Our income tax expense reflects income tax liability in respect of pre-tax earnings from our consolidated group companies that cannot be set off against existing loss carryforwards or other tax credits. Deferred tax income and expense result from the capitalization or write-down of tax loss carryforwards to deferred tax assets and also arise as a result of temporary differences between the carrying amounts of assets and liabilities in financial statements prepared under IFRS as compared to tax accounts prepared using the liability method. We recognize on a consistent basis deferred tax assets on tax loss carryforwards based on internal projections. These projections reflect uncertainties concerning assumptions and other general conditions.

    When we first prepared IFRS (then IAS) annual financial statements, we retrospectively adjusted our recognition of deferred tax assets on tax loss carryforwards previously booked in the United States for the reporting periods covered. These adjustments resulted in changes in the amounts of deferred tax assets reported in 2000 as compared with amounts previously reported in published quarterly reports. In 2001, we wrote down the full amount of deferred tax assets on tax loss carryforwards as a consequence of the recession in the United States and the weak economic situation of the U.S. steel industry, our principal customer for graphite electrodes. To ensure a comparable basis for earnings projections prepared at the end of 2000 with respect to the uncertain U.S. economy and the U.S. steel industry, in particular, we shortened the time-frame used as a basis for recognizing U.S. deferred taxes as of the end of 2000. This resulted in a non-cash adjustment in the value of deferred tax assets as of the end of 2000 and 2001 and an increase in our income tax expense in each of those years.

    Until fiscal year 2000, the German Corporation Tax Act used a full imputation system with split tax rates for the taxation of corporate income of German companies. Under this system, once a dividend was distributed, the corporation tax payable by the distributing company with respect to such dividend was reduced (the "split tax rate"). German-domiciled shareholders entitled to offset corporation tax were able to claim a tax credit in the amount of the corporation tax originally paid by the distributing company (the so-called "corporation tax imputation procedure"). The German Tax Reduction Act came into effect in January 2001. Under this statute, net profits of German companies became subject to a standard 25% rate of corporation tax, plus a solidarity surcharge of 5.5% on the corporation tax rate. The aggregate German corporation tax rate for 2001 was 26.4%, and the trade tax rate was 12%. As a result of the German Tax Reduction Act, all deferred tax items not realized until after January 1, 2001 are measured at an average tax rate of 38.4%. We recognized the effect of this change in the effective German tax rate as a deferred tax liability in the taxable income of 2000 in accordance with IAS 12.60.


OPERATING RESULTS

                                                       ------------------------------
                                                            2002       2001      2000
                                                       ---------  ---------  --------
                                                              ([E] IN MILLIONS)

Sales revenue........................................    1,112.3    1,233.3   1,262.5
Cost of sales........................................     (886.5)    (941.8)   (950.8)
                                                       ---------  ---------  --------
Gross profit.........................................      225.8      291.5     311.7
Selling expenses.....................................     (139.4)    (154.5)   (156.6)
Research costs.......................................      (25.4)     (31.1)    (29.2)
General and administrative expenses..................      (47.5)     (57.8)    (43.2)
Other operating income (expense) (net................       15.1       10.6      (3.5)
Profit from operations before costs relating to
  antitrust proceedings and restructuring, net ......       28.6       58.7      79.2
Costs relating to antitrust proceedings..............      (22.0)     (35.0)      ---
Restructuring expenses...............................       (8.3)     (41.0)      ---
                                                       ---------  ---------  --------
Profit (loss) from operations........................       (1.7)     (17.3)     79.2
Net financing costs..................................      (25.5)     (48.5)    (59.2)
                                                       ---------  ---------  --------
Profit (loss) before tax.............................      (27.2)     (65.8)     20.0
Income tax benefit (expense..........................        3.6      (29.2)    (55.7)
                                                       ---------  ---------  --------
Net loss before minority interests...................      (23.6)     (95.0)    (35.7)
Minority interests...................................        ---       (0.2)     (0.3)
                                                       ---------  ---------  --------
Net loss.............................................      (23.6)     (95.2)    (36.0)
                                                       =========  =========  ========

    The following table shows selected consolidated statement of operations data for expressed as a percentage of total sales revenue:

                                                       ------------------------------
                                                            2002       2001      2000
                                                       ---------  ---------  --------
                                                             (%)        (%)       (%)
Sales revenue........................................      100.0      100.0     100.0
Cost of sales........................................      (79.7)     (76.4)    (75.3)
                                                       ---------  ---------  --------
Gross profit.........................................       20.3       23.6      24.7
Selling, research and development, general
  administration and other operating expenses, net...      (17.7)     (18.9)    (18.4)
Costs relating to antitrust proceedings and
  restructuring expenses.............................       (2.8)      (6.1)      0.0
                                                       ---------  ---------  --------
Profit (loss) from operations........................       (0.2)      (1.4)      6.3
Result of investments and other financial result.....        0.7       (0.9)     (1.3)
Net financing costs..................................       (2.9)      (3.0)     (3.4)
Income taxes.........................................        0.3       (2.4)     (4.4)
                                                       ---------  ---------  --------
Net loss (includes minority interests)...............       (2.1)      (7.7)     (2.8)
                                                       =========  =========  ========
Net loss attributable to shareholders.................      (2.1)      (7.7)     (2.8)
                                                       =========  =========  ========

                                      -32-

2002 COMPARED TO 2001

Sales revenue

    Sales revenue decreased by 10% from [E]1,233.3 million in 2001 to [E]1,112.3 million in 2002. The positive business developments at SGL Technologies were unable to offset the reduction in the price of graphite electrodes and the downturn in key customer industries for our established businesses. The global economy did not recover in 2002.

    The unfavorable operating environment affected most of our customer industries leading to reduced investment activity in key sectors such as the chemical industry and mechanical and plant engineering. Demand also continued to decline in the electronics industry and in the semiconductor market. The steel industry almost matched the previous year's production levels , despite the difficult economic environment and bankruptcies among U.S. steel producers. The protective tariffs that the United States has imposed against steel imports in the United States since March 2002 led to a reduction in supply in the United States. The resulting price increases in that market had a follow-on effect in Europe and Asia. In the first quarter in particular, the downturn in the steel industry in Japan and North America and the inventory reduction in Europe had a negative impact on sales. The steel industry recovered slowly over the rest of the year, but could not fully compensate for the downturn at the beginning of the year.

    Changes in regional sales revenue breakdowns were minimal in 2002, with a slight decline in the share of sales revenue attributable to Germany, at 19% (previous year: 20%), and North America, at 25% (previous year: 26%). Sales in the rest of Europe to 34% (previous year: 33%) and in the remaining world rose to 22% (previous year: 21%).

    The CARBON AND GRAPHITE business area accounted for 50% of our sales revenue in 2002(previous year: 51%). Sales of graphite electrodes accounted for 36% of the Group`s total sales revenue (previous year: 40%) while sales of other carbon and graphite products accounted for 14% (previous year: 11%). Sales volumes of graphite electrodes decreased by 1% from 175,000 tons in 2001 to 173,000 tons in 2002. Reduced demand along with the existing overcapacity resulted in continuous price pressure in all markets. This price pressure combined with the weaker U.S. dollar, caused a 16% decrease in the average price for graphite electrodes compared to the previous year. Due to continuing strong demand from the aluminum industry, cathodes sales increased by 21% to [E]91.1 million. While Furnace lining sales revenue remained almost unchanged at [E]13.8 million, we increased sales revenue of carbon electrodes for silicon metal production by 11% to [E]41.5 million.

    The GRAPHITE SPECIALTIES business area accounted for approximately 18% of our sales revenue in 2002. As a consequence of ongoing economic weakness in our customer industries (semiconductor, tool manufacturing, metals, high-temperature processes, chemicals, automotive) sales revenue declined by 15% from [E]230.7 million in 2001 to [E] 195.9 million in 2002. All product areas were affected, with the exception of mechanical carbons. In addition to weak sales, the planned reduction in inventory levels affected earnings by approximately [E]12 million, due to the high level of internal value added and associated high fixed cost portions.

    Sales revenue in the CORROSION PROTECTION business area decreased by 10% from [E]235.8 million in 2001 to [E] 212.4 million in 2002. This was primarily due to lower levels of investment in our key customer industries and an overall drop in customer maintenance and repair expenditures, as well as to the postponement of orders by our customers in the chemical, energy and environmental industries. These developments affected all Corrosion Protection product areas.

    SGL TECHNOLOGIES' sales revenue increased by 11.3% from [E]135.1 million in 2001 to [E]150.4 million in 2002. The defense-related business of our U.S. subsidiary HITCO developed encouragingly with sales revenue increasing by 15%. We were also able to increase sales volumes of oxidized fibers for the aircraft industry

Cost of sales and gross profit

    Consolidated costs of sales decreased by 6% from [E]941.8 million in 2001 to [E]886.5 million in 2002. Raw material costs, primarily petroleum coke and energy decreased by 18.5% from [E]297.1 million in 2001 to [E] 242.2 million in 2002, while total material expenses decreased by 19.1% to [E]303.5 million. Personnel expenses decreased by 8.6% during 2002 to [E]368.2 million primarily due to our
                                      -33-
reduction in headcount.Gross profit amounted to [E]225.8 million, 22.5% below the previous year, and the gross profit margin on sales, which we define as sales revenue less cost of sales divided by sales revenue fell from 23.6% to 20.3%. This development reflects the drop in the price of graphite electrodes, the reduction of inventory levels (which partly affected earnings), and the economic downturn in the customer industries of our Graphite Specialties and Corrosion Protection businesses. We were able to prevent a further reduction in the gross profit margin through our restructuring program in Carbon and Graphite and Graphite Specialties. These cost-cutting measures delivered savings in excess of our original expectations, contributing to the reduction in cost of sales compared with the previous year.

Selling expense, research costs, general and administrative expenses, other operating income (net)

    Our selling expenses decreased by 9.8% from [E]154.5 million in 2001 to [E]139.4 million in 2002. This decrease is in line with the reduced sales revenue during 2002. We significantly reduced research and development costs by 18.3% from [E]31.1 million in 2001 to [E] 25.4 million in 2002, primarily as a result of the finalization of our carbon ceramic brake discs development and a further organizational streamlining. General and administrative expenses decreased by 17.8% from [E]57.8 million in 2001 to [E] 47.5 million in 2002. We achieved these savings through our restructuring program in North America and Europe, as well as by reducing variable incentive compensation. Other operating income (net) increased by 42.5% from [E]10.6 million in 2001 to [E] 15.1 million in 2002. This increase was due to increased gains on the sale of noncurrent assets and reduced net goodwill amortization.

Costs relating to antitrust proceedings and restructuring expenses

    Our costs relating to antitrust proceedings decreased 37.1%, from [E]35.0 million in 2001 to [E]22.0 million in 2002. In 2002, these costs related primarily to an increase in the provision for a fine imposed by the European Commission in December 2002. Restructuring expenses decreased significantly, from [E]41.0 million in 2001 to [E] 8.3 million in 2002. Our restructuring expenses in 2002 related to Graphite Specialties and Corrosion Protection. In 2002, we accelerated restructuring measures in these business areas that we originally planned for 2003.

Profit (loss) from operations

    In 2002 we substantially reduced our consolidated loss from operations, from [E](17.3) million in 2001 to [E]( 1,7) million in 2002. This improvement was primarily the result of the lower operating costs we achieved in 2002 through our cost-cutting measures, as well as of the reduced level of costs relating to antitrust proceedings and restructuring expenses in 2002 compared with the previous year. Our operating margin, which we define as profit (loss) from operations divided by sales revenue, improved from (1.4)% in 2001 to (0.2)% in 2002.

    Profit from operations in the Carbon and Graphite Business area decreased to [E]51.9 million in 2002 (previous year: [E] 78.9 million). The cost savings that we achieved could only partly offset the effect of lower prices for graphite electrodes in Europe and North America. The reduced production costs from our restructuring program had a one-time negative non-cash effect of [E]6 million related to the valuation of inventory at the end of the year. In addition, the reduction in inventory levels to improve cash flow led to a lower coverage of our fixed costs and reduced profit from operations by [E]6 million.

    Before restructuring expenses, Graphite Specialties' profit from operations decreased significantly, from [E]22.3 million in 2001 to [E] 1.9 million in 2002. Besides weak sales, the reduction in inventory levels affected our earnings by approximately [E]12.0 million as a result of lowered capacity utilization and related uncovered fixed costs. After restructuring expenses, we reduced our loss from operations in Graphite Specialties from [E](7.2) million in 2001 to [E](2.8) million in 2002. This improvement primarily reflects the significantly lower level of restructuring expenses in 2002 compared with 2001. In 2002, we accelerated restructuring measures for Graphite Specialties in Europe originally planned for 2003, including an additional headcount reduction of 91 employees. Costs associated with this restructuring were approximately [E]4.7 million.

    Corrosion Protection's profit from operations before restructuring expenses decreased from [E]12.6 million in 2001 to [E] 4.8 million in 2002. The primary cause of this decrease was a decline in capacity utilization, which was only partly offset by savings through ongoing rationalization measures. This development led us to accelerate additional structural adjustments, which we had originally planned for the coming years, to fiscal 2002. In the course of these restructuring measures, we reduced headcount by a total of 196 employees at our two German sites in Siershahn and Bornum, as well as in Houston, Texas and at various other sites. The costs involved were approximately [E]3.6 million in 2002. As a result, Corrosion Protection's profit from operations after restructuring expenses was [E]1.2 million in 2002 (previous year: [E]
12.6 million).

    In 2002 we reduced SGL Technologies' loss from operations to [E](11.7) million from [E](33.7) million in 2001. This improvement exceeded our original target of a 50% reduction. The primary factors contributing to the 2002 loss were start-up costs for the commencement of full-scale carbon-ceramic brake disc production, underutilization of our fiber facilities and expenses relating to the further development of both fuel cell components and defense-related business.

Net financing costs

    Our net financing costs decreased 47.4%, from [E](48.5) million in 2001 to [E](25.5) million in 2002. The primary factors contributing to this improvement were non-cash currency adjustments of our antitrust liabilities, a positive impact of the recalculated net present value of these antitrust liabilities due to the revised payment schedule and the reversal of the fair value of an option issued to a third party. Major elements of financing costs in 2002 were [E]27.4 million in net interest expenses and a [E]10.4 million interest component in pension provisions.

2001 COMPARED TO 2000

Sales revenue

    Sales revenue decreased by 2%, from [E]1,262.5 million in 2000 to [E]1,233.3 million in 2001. Currency effects and the first-time consolidation of our Polish subsidiary ZEW, with sales revenue of [E]48.5 million, largely offset the drop in sales volumes of graphite electrodes. For the first time in decades, there was a simultaneous economic downturn in all the key OECD economic regions. After years of a strong growth in the United States, falling industry growth rates pushed the United States into recession -- a process that was further accelerated by the events of September 11. Growth forecasts for Europe and Japan were also downgraded considerably for 2002.

    These negative developments also affected our customer industries. The global economic slowdown led to a further reduction in capacity utilization in the international steel industry. The effects of the North American recession, particularly in the United States steel sector, also worsened. Approximately a third of U.S. steel producers filed for Chapter 11 protection from their creditors. In Europe, major steel manufacturers merged to increase the efficiency of their steelworks and to reduce market capacity. Outside the steel sector, demand declined in the electronics industry as well. This decline was compounded by a significant drop in the price of memory chips. In addition, the chemicals industry downgraded its economic forecasts substantially.

    The breakdown of our business by geographic region changed in 2001. The proportion of sales generated in Europe rose to 53% due to the first-time consolidation of ZEW, while sales in Germany rose slightly to 20%. The proportion of business accounted for by North America fell from 31% to 26% due to the weaker business in North America, while sales in the rest of the world decreased from 22% to 21%.

    In the CARBON AND GRAPHITE business area, which accounted for 51% of our consolidated sales revenue in 2001 and 49% in 2000, sales rose slightly, from [E]619.5 million in 2000 to [E]61 9.8 million in 2001. This increase was the result of our first-time consolidation of ZEW, without which sales revenue would have declined 8% from the previous year. Demand for graphite electrodes dropped, with sales volume decreasing by 7%, from 188,000 tons to 175,000 tons (including 9,000 tons from ZEW). One consequence of this falling demand was increased price pressure in the United States, which also began to appear in Europe by the end of 2001. As a result of exchange rate effects, however, our average price for graphite electrodes in euros increased 2% from the previous year.

    Sales revenue in GRAPHITE SPECIALTIES decreased by 4.7%, from [E]242.0 million in 2000 to [E]230.7 million in 2001. Sales in the industrial application business line, which accounted for more than half the business area's sales revenue, remained almost flat. Demand for semiconductor industry materials business dropped by around one fifth due to the sharp downturn in this market. The electrical contacts and mechanical carbons business lines also lost ground.

    In the CORROSION PROTECTION business area, sales revenue decreased by 5%, from [E]247.3 million in 2000 to [E] 235.8 million in 2001. This drop was the result the disposal of non-core businesses in the previous year. Revenue generated by the surface protection business line, dropped slightly by 1%, while revenue for process technology rose by 9%.

    SGL TECHNOLOGIES' sales revenue decreased 11.0%, from [E]151.8 million in 2000 to [E]135.1 million in 2001. Our fibers business was directly affected by the events of September 11, 2001, after which orders for oxidized fibers for aircraft brakes and nozzles were postponed or cancelled. Sales of carbon fibers used in the manufacture of PC casings also decreased considerably. In total, sales revenue in the fibers and composites businesses fell by 32%. Sales revenue generated by SGL Technologies' newer business lines, although amounting only to approximately 10% of the business area's total, increased by 39.0% in 2001 compared with the previous year.

Cost of sales and gross profit

    Our consolidated cost of sales decreased by 0.9%, from [E]950.8 million in 2000 to [E]941.8 million in 2001. Raw material costs, primarily petroleum coke and energy, increased by 2.3%, from [E]290.4 million in 2000 to [E] 297.1 million in 2001, while total material expenses decreased by 2.2% to [E]375.3 million. Personnel expenses decreased by 3.1% during 2001 to [E]403.2 million. Our gross profit declined by 6.5%, from [E]311.7 million in 2000 to [E] 291.5 million in 2001. Gross profit margin declined from 24.7% in 2000 to 23.6% in 2001. The decline in gross profit was due to the fact that cost of sales declined at a lower rate than sales revenue, reflecting increased raw materials and energy costs as well as start-up and expansion costs for our new business.

Selling expense, research costs, general and administrative expenses, other operating income (expense) (net)

    Selling expense decreased slightly by 1.3%, from [E]156.6 million in 2000 to [E]154.5 million in 2001. Over the same period, research costs increased -- primarily driven by the product development in SGL Technologies -- by 6.5%, from [E]29.2 million in 2000 to [E] 31.1 million in 2001. General administrative  costs  increased by 33.8%,  from [E]43.2 million in 2000 to [E]
57.8 million in 2001. In addition to the first-time consolidation of ZEW and SGL ACOTEC (Brazil), the increase in general and administrative expenses during 2001 was due to the costs of strategic IT projects and euro conversion as well external consulting expenses relating to acquisition projects. Other operating income (net) amounted to [E]10.6 million in 2001, compared to operating expense
(net) of [E](3.5) million in 2000. This improvement related predominantly to operational currency gains and insurance refunds received in 2001.

Costs relating to antitrust proceedings and restructuring expenses

    Costs relating to antitrust proceedings amounted to [E]35.0 million in 2001. These costs related primarily to an increased provision for a fine imposed by the European Commission during that year. Restructuring expenses amounted to [E]41.0 million in 2001, including closure costs for three plants in the United States, expenses for reducing the workforce and for write-downs on plant and equipment and inventory in the United States, as well as workforce resizing costs in Europe. We did not incur costs relating to antitrust proceedings or restructuring expenses during 2000.

Profit (loss) from operations

    Our loss from operations in 2001 was [E](17.3) million in 2001, compared with a profit from operations of [E]79.2 million in 2000. This decline primarily reflects costs relating to antitrust proceedings and restructuring expenses during 2001; these were absent in 2000. Before these costs and expenses, our profit from operations had decreased 25.9%, from [E]79.2 million in 2000 to [E]58.7 million in 2001. The primary factors contributing to this decrease were related to higher raw material and energy costs, reduced volumes of graphite electrodes sold and the development and start-up costs for our new products in the SGL Technologies business area. Our operating margin (defined as operating profit divided by sales revenue) decreased from 6.3% in 2000 to (1.4)% in 2001.

Net financing costs

    Our net financing costs decreased 18.1%, from [E](59.2) million in 2000 to [E](48.5) million in 2001. In 2001, the amount included [E] 27.4 million in net interest expenses, primarily in connection with recent acquisitions and antitrust obligation financing, a [E]9.9 million interest component in pension provisions and a [E]5.0 million charge for the fair value of an option granted to a related party. See Item 7, "Major Shareholders and Related Party Transactions -- Related Party Transactions".


INFLATION

    During the past three years, the effects of inflation on our operations in Germany and other countries have generally been immaterial.


CRITICAL U.S. GAAP ACCOUNTING POLICIES

    The Securities and Exchange Commission recently issued disclosure guidance for "critical accounting policies." The SEC defines "critical accounting policies" as those that are the most important to the portrayal of our financial position and results and that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

    The preparation of our financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to customer programs and incentives, doubtful accounts, inventory valuation, impaired assets, restructuring of operations, investments, environmental costs, pensions and other post-employment benefits, goodwill and intangible assets, and litigation and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

    We believe the following critical U.S. GAAP accounting policies are the most important to the portrayal of our financial condition and results and require management's more significant judgments and estimates in the preparation of our consolidated financial statements.

ACCOUNTING FOR BUSINESS COMBINATIONS

    During the past three years, we have completed several significant business combination transactions. In the future, we may continue to grow our business through business combinations. Prior to the issuance of SFAS No. 141, Business Combinations, in 2001, we applied the guidance provided by Accounting Principles Board Opinion (APB) No. 16, and its interpretations, as well as various other authoritative literature and interpretations that address issues encountered in accounting for business combinations. We accounted for our past combinations using the purchase method. Accounting for business combinations, by the purchase method, is complicated and involves the use of significant judgment.

    Under  the  purchase  method  of  accounting,  a  business  combination  is accounted for at a purchase price based upon the fair value of the consideration given, whether it is in the form of cash, assets, stock or the assumption of liabilities. The assets and liabilities acquired are measured at their fair values, and the purchase price is allocated to the assets and liabilities based upon these fair values. Fair values are recognized, and any remaining excess of cost of acquisition over net assets acquired is recognized as goodwill. Since January 1, 2002, goodwill arising from acquisitions is no longer amortized under US GAAP. Instead, SFAS 142 requires that goodwill be tested for impairment at least annually using a two-step approach at the reporting unit level. In the first step, the fair value of the reporting unit is compared to the book value including goodwill. In order to determine the fair value of the reporting unit, significant management judgement is applied in order to estimate the underlying discounted future free cash flows. In the case, that the fair value of the reporting unit is less than its book value, a second step needs to be performed which compares the fair value of the reporting unit's goodwill to the book value of the goodwill. The fair value of goodwill is determined based upon the difference between the fair value of the reporting unit and the net of the fair values of the identifiable assets and liabilities of the reporting unit. If the fair value is less than the book value, the difference is recorded as an impairment. In 2002, no goodwill was impaired based on the present value of estimated future cash flows. The actual cash flows may differ significantly, thereby requiring an impairment in later periods.

    Determining the fair values of the assets and liabilities acquired involves the use of judgment, since the majority of the assets and liabilities acquired do not have fair values that are readily determinable. Different techniques may be used to determine fair values, including market prices, where available, appraisals, comparisons to transactions for similar assets and liabilities and present value of estimated future cash flows, among others. Since these estimates involve the use of significant judgment, they can change as new information becomes available.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

    Each quarter we classify doubtful receivable balances and determine the bad debt reserve as follows:

    * Customers balances are reserved based on the historical write-off percentages.

    * Risk accounts are individually reviewed and the reserve is based on the probability of potential default.

    If circumstances change for example, if the rate of default is higher or lower than expected or if a major customer's ability to meet its financial obligations to us changes unexpectedly and materially, our estimates of the recoverability of amounts due to us could be reduced or increased by a material amount.

INVENTORY OBSOLESCENCE

    Inventories are valued under U.S. GAAP at the lower of cost or market. The cost of all inventories is determined by the weighted average cost method and last in first out (lifo). We write down our inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

    At December 31, 2002, we reported inventory of [E]288.4 million. Each quarter we review the inventory and make an assessment of the realizable value. There are many factors that management considers in determining whether or not a reserve should be established. These factors include the following:

    *    return or rotation privileges with vendors,

    *    expected usage during the next twenty-four months,

    * whether or not a customer is obligated by contract to purchase the inventory,

    *    current market pricing, and

    *    risk of obsolescence.

    If circumstances change for example, if there are unexpected shifts in market demand or there could be a material impact on the net realizable value of our inventory.

IMPAIRED ASSETS

    We review the carrying values of long-lived assets and amortizable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss for an asset to be held and used is recognized when the fair value of the asset is less than the carrying value of the asset. For assets to be disposed of, an impairment loss is recognized when the fair value of the asset, less costs to dispose, is less than the carrying value of the asset. The fair value of the assets is generally based on discounted estimated cash flows using annual discount rates of 5% to 7%. The estimates reflect our assumptions about selling prices, production and sales volume levels, costs, and market conditions over the estimated remaining operating period which can range from three months to over fifteen years. If our assumptions related to assets to be held and used are inaccurate, additional write-downs may be required in the future. If estimates of fair value less costs to sell are revised, the carrying amount of the related assets is adjusted, resulting in recognition of a credit or debit to earnings.

RESTRUCTURING OF OPERATIONS

    We record restructuring charges incurred in connection with consolidation or relocation of operations, exited business lines, or shutdowns of specific sites. These restructuring charges, which reflect management's commitment to a termination or exit plan that will begin within twelve months, are based on estimates of the expected costs associated with site closure, legal and environmental matters, demolition, contract terminations, or other costs directly related to the restructuring. If the actual cost incurred exceeds the estimated cost, an additional charge to earnings will result. If the actual cost is less than the estimated cost, a credit to earnings will be recognized.

    In December 2001 we recorded a [E]41.0 million restructuring and asset impairment charge in connection with our 2001 repositioning efforts, of which [E]16.2 million represented restructuring charges. The repositioning effort affected two of our business areas and will take approximately twelve months to complete from date of commencement. The [E]16.2 million of restructuring charges included [E]11.8 million of severance termination benefits for 430 employees affected by plant closings or capacity reductions, as well as various personnel in corporate, administrative and shared service functions.

    In the latter part of 2002 we identified further cost-cutting potential and took immediate action. Restructuring measures in our European Corrosion Protection and Graphite Specialties business areas that were implemented led to 287 additional positions being eliminated. These actions resulted in a one-time charge on profit from operations of approximately [E]8.3 million.

    Severance termination benefits were based on various factors including length of service, contract provisions and salary levels. Management estimated the restructuring charge based on these factors as well as projected final service dates. Given the complexity of estimates and broad scope of the 2002 repositioning effort, actual expenses could differ from management's estimates. If actual results are different from original estimates, we will record additional restructuring expenses or reverse previously recorded expense through the statement of operations. Management will make adjustments if necessary as actions under the plan are carried out.

DEFERRED TAX ASSETS

    Deferred income taxes are recognized for the tax consequences in future years of the differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

TAX CONTINGENCIES

    We believe we have a reasonable basis in applicable tax law for the positions we take on the various tax returns we file. However, we maintain tax reserves in recognition of the fact that various tax authorities may take opposing views on some issues, that the costs and hazards of litigation in maintaining the positions that we have taken on various returns might be significant and that the tax authorities may prevail in their attempts to overturn these positions. The amounts of these reserves, the potential issues they are intended to cover and their adequacy to do so, are topics of frequent review internally and with outside tax professionals. Where necessary, adjustments are periodically made to such reserves to reflect the lapsing of statutes of limitations, closings of ongoing examinations or the commencement of new examinations.

LITIGATION AND CONTINGENT LIABILITIES

Antitrust and competition matters

    We have accrued amounts for estimated settlements of antitrust actions pending against us as of December 31, 2002. Computing our liability for pending antitrust actions requires us to make judgments as to the most likely outcome of litigation, future settlements and judgments to be paid for open claims. We estimate the cost of final judgments by reviewing with our legal counsel the probable outcome of pending appeals. If the actual cost of settlements and final judgments differs from our estimates, our reserves for open claims may not be sufficient. If so, any deficiency would be a loss that we would be required to recognize at the time it becomes reasonably estimable.

Litigation

    We are currently involved in other legal proceedings resulting from the antitrust investigations and settlements. As discussed in Note 21 of our consolidated financial statements, as of December 31, 2002, we have accrued an estimate of the probable costs for the resolution of these claims. Attorneys in our legal department specializing in litigation claims monitor and manage all claims filed against us. Our management develops estimates of probable costs related to these claims in consultation with outside legal counsel who are defending us in these actions. We base our estimates on an analysis of potential results, assuming a combination of litigation and settlement strategies. We attempt to resolve claims through mediation and arbitration where possible. If the actual settlement costs and final judgments, after appeals, differ from our estimates, our future financial results may be adversely affected.


LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW OF BANK DEBT AND CASH FLOWS

                                                               DECEMBER 31,
                                                           --------------------
                                                                2001       2002
                                                           ---------  ---------
                                                            (MILLIONS OF EUROS)

Short term debt and current maturities...................      300.7      193.1
Long term debt...........................................      238.2      255.4
                                                           ---------  ---------
Total debt...............................................      538.9      448.5
Cash and cash equivalents................................      (12.1)     (21.5)
                                                           ---------  ---------
Net bank debt............................................      526.8      427.5
                                                           =========  =========


    Our financing arrangements at December 31, 2002 consisted primarily of short-term bank debt with a number of financial institutions ([E]243 million), a convertible bond ([E]134 million), and a syndicated revolving credit facility ([E]72 million). The following table summarizes our debt and significant obligations as of December 31, 2002:

                                                             MATURING IN:
                                -----------------------------------------------------------------
                                           LESS THAN                                        AFTER
OBLIGATION                          TOTAL   ONE YEAR       2004       2005       2006        2006
------------------------------  ---------  ---------  ---------  ---------  ---------  ----------
                                (MILLIONS  (MILLIONS  (MILLIONS  (MILLIONS  (MILLIONS   (MILLIONS
                                  OF EURO)   OF EURO)   OF EURO)   OF EURO)   OF EURO)    OF EURO)
Convertible Bond..............      133.6        0.0        0.0      133.6        0.0         0.0
Other financial Debt..........      314.9      193.1        5.3       79.4        7.7        29.4
                                ---------  ---------  ---------  ---------  ---------  ----------
Financial Debt................      448.5      193.1        5.3      213.0        7.7        29.4
Operating and Capital leases..       12.2        3.5        2.1        0.9        0.8         4.9
Purchase obligations..........       21.1       21.1        0.0        0.0        0.0         0.0
DOJ and Canadian settlements
  and payments................       80.9        8.0       17.1       24.6       23.9         7.3
Other short-term obligations..       69.2       69.2        0.0        0.0        0.0         0.0
                                ---------  ---------  ---------  ---------  ---------  ----------
Total.........................      631.9      294.9       24.5      238.5       32.4        41.6
                                =========  =========  =========  =========  =========  ==========


    Our net bank debt (which we define as long term debt plus short term debt, less cash and cash equivalents) increased [E]129.6 million in 2000 and [E] 34.5 million in 2001, but decreased in 2002 by [E]99.3 million to [E] 427.5 million. An important factor in 2001 contributing to the increase were payments relating to antitrust proceedings in North America. They consisted primarily of payments of antitrust penalties imposed by the U.S. Department of Justice (DOJ) as well as settlements in civil actions relating to the DOJ action. A small portion of the total payments related to similar actions in Canada. Together with the ongoing capital expenditure programs and acquisitions, these antitrust-related payments significantly increased the financing requirements of the Company.

    In line with the strategy for 2002 to improve capital structures the SGL Group focused on the reduction of working capital and on improvement of cash flow. The key element was the reduction of inventories of [E]82.7 million net of currency effects. In addition, at the end of December 2001 and at the end of December 2002, we sold accounts receivable in the amounts of [E]11.4 million and 41.2 million, respectively, to financial service companies.

    On December 20, 2002 we entered into a syndicated credit facility with a number of banks. See Item 10, "Additional Information-Material Contracts". On January 7, 2003 we used this new facility to refinance then existing bank debt. The following table summarizes our debt and significant obligations as of January 7, 2003:

                                                             MATURING IN:
                                -----------------------------------------------------------------
                                           LESS THAN                                        AFTER
CREDIT FACILITIES                   TOTAL   ONE YEAR       2004       2005       2006        2006
------------------------------  ---------  ---------  ---------  ---------  ---------  ----------
                                (MILLIONS  (MILLIONS  (MILLIONS  (MILLIONS  (MILLIONS   (MILLIONS
                                  OF EURO)   OF EURO)   OF EURO)   OF EURO)   OF EURO)    OF EURO)

Convertible Bond..............      133.6        0.0        0.0      133.6        0.0         0.0
Term Facility A...............      335.0       25.0       50.0      260.0        0.0         0.0
Term Facility C...............       20.0        0.0        2.3        4.7        4.7         8.3
Revolving Credit Facility.....       55.0        0.0        0.0       55.0        0.0         0.0
BNP Paribas Poland*...........       15.0        0.0        0.0       15.0        0.0         0.0
                                ---------  ---------  ---------  ---------  ---------  ----------
Subtotal......................      558.6       25.0       52.3      468.3        4.7         8.3
                                ---------  ---------  ---------  ---------  ---------  ----------
Term Facility B...............       85.0        0.0        0.0       85.0        0.0         0.0
Letter of Credit Facilities...       99.0       99.0        0.0        0.0        0.0         0.0
                                ---------  ---------  ---------  ---------  ---------  ----------
Total.........................      742.6      124.0       52.3      553.3        4.7         8.3
                                =========  =========  =========  =========  =========  ==========


* In addition our Polish subsidiaries entered into a credit facility agreement with BNP Paribas Bank Polska S.A. in the amount of [E]15 million. This facility is governed by Polish Law.

    On May 3, 1999 we pleaded guilty to charges of price fixing raised at the initiative of the DOJ. As a result, SGL is obligated to pay $ 135 million in fines and has guaranteed the payment of an additional $ 10 million in fines to be paid by the Chairman of the Executive Committee over the next six years. We have settled most of the claims arising from related civil lawsuits alleging damages from the activities upon which the DOJ's antitrust action was based. We believe economically reasonable settlements will be reached in the remaining lawsuits. In April 2002 the Company reached an agreement with the DOJ resulting in a revision to the payment plan for the antitrust penalties assessed in 1999. This agreement extended the payment period for this liability until 2007, delaying payment from 2002-2003 under the original payment plan to 2004 -- 2007 under the revised payment plan as shown in the maturity table in this section.

    In mid-July 2001, the European Commission imposed a fine of [E]80.2 million for alleged anti-competitive practices in the graphite electrodes market. We believe that the amount of this fine is unjustified. In particular, we believe that the European Commission is assessing fines twice for certain alleged violations. We have filed an appeal against the Commission's decision. Payment of the fine has been suspended pending final judgment in the appeal. Appeals of this type may take two years or longer to be decided. Appellants must typically provide security for the amount of the contested fine when filing an appeal. We have used funds drawn under the Term Facility B of our new syndicated credit facility to provide this security.

    As part of its investigation of the graphite industry for anti-competitive behavior between 1992 and 1998, which has been ongoing since 1997, the European Commission imposed a fine of [E]27.8 million on SGL in December 2002 with regard to its Graphite Specialties activities. We do not believe this fine to be justified and filed an appeal against the decision with the European Court in March 2003. The potential amount to be paid is already included in the refinancing agreement.

CONSOLIDATED CASH FLOWS

    The following table shows our consolidated cash flows (adjusted for currency fluctuations) for the three years ending December 31, 2002:

                                                      2002       2001       2000
                                                 ---------  ---------  ---------
                                                        ([E] IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit (loss) before taxes ................      (27.2)     (65.8)      20.0
Gain (loss) on sale of property, plant and
  equipment....................................       (2.8)       1.0        0.8
Gain (loss) on sale of equity investments......       (1.0)       ---        4.8
Depreciation and amortization expense..........       81.4       86.8       83.2
Write-downs on noncurrent assets ..............        ---        9.8        ---
Taxes paid ....................................      (22.3)     (13.6)      (2.9)
Changes in provisions, net ....................       (2.8)      16.3      (26.9)
Change in working capital, net of changes in
  basis of consolidation:
  Inventories .................................       82.7      (26.8)       0.6
  Write-downs on inventories ..................        ---       15.0        ---
  Trade receivables ...........................       44.7       33.8       10.5
  Trade payables ..............................        6.8        6.2        2.6
  Other operating assets/liabilities...........      (10.4)      30.0      (47.1)
                                                 ---------  ---------  ---------
Cash provided by operating activities before
  payment of antitrust fines...................      149.1       92.7       45.6
                                                 ---------  ---------  ---------
Payments relating to antitrust proceedings.....      (10.1)     (36.9)     (89.0)
                                                 ---------  ---------  ---------
Cash provided by (used in) operating activities      139.0       55.8      (43.4)
                                                 ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property, plant and equipment
  and intangible assets, excluding goodwill....      (53.6)     (96.1)     (69.8)
Proceeds from sale of property, plant and
  equipment and intangible assets..............        7.8        3.8        2.0
Cost of acquisitions...........................       (0.7)      (5.7)     (23.3)
Proceeds from sale of equity investments.......        5.6        5.5        2.1
                                                 ---------  ---------  ---------
Cash used in investing activities..............      (40.9)     (92.5)     (89.0)
                                                 ---------  ---------  ---------




                                                      2002       2001       2000
                                                 ---------  ---------  ---------
                                                        ([E] IN MILLIONS)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net change in financial liabilities............      (87.6)      36.5       97.8
Dividends paid.................................       (0.2)      (0.1)      (0.4)
Net proceeds from capital increase.............        0.8        2.2        5.5
                                                 ---------  ---------  ---------
Cash provided by financing activities..........      (87.0)      38.6      102.9
                                                 ---------  ---------  ---------
Cash received from first-time consolidation....        ---        ---        8.6
Effect of foreign exchange rate changes........       (1.7)       0.4        2.1
Net increase (decrease) in cash and cash
  equivalents..................................        9.4        2.3      (18.8)
                                                 ---------  ---------  ---------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR.       12.1        9.8       28.6
                                                 ---------  ---------  ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR.......       21.5       12.1        9.8
                                                 =========  =========  =========


Operating cash flows

    Our cash provided (used) by operating activities (adjusted for currency effects) totaled [E]139.0 million in 2002, compared to [E] 55.8 million in 2001, a net improvement of [E]83.2million. Key drivers of the increase in cash provided from operations were a decrease in working capital and the reduction in payments relating to antitrust proceedings. Inventories increased during 2000 and 2001, but decreased substantially in 2002 by [E]82.7 million net of currency impacts. The primary cause of the decrease of inventories in 2002 was the realization of one point of our strategy program with focus on improving capital structure through increased cash flow and reduced debt level. The planned reduction of inventories led to a lower utilization of capacities and therefore to unabsorbed fixed costs of approximately [E]18.0 million which were charged to the statement of operations. Working capital (which we define as net book value of inventories and trade receivables less trade payables and advanced payments) was [E]386.0 million at December 31, 2002, compared to [E]548.7 million at December 31, 2001. Besides the reduction of inventories receivables declined to [E]208.1 million with a reduction of [E] 44.7 million net of currency effects. This decrease in receivables reflected sales of accounts receivable in the total amount of [E]41.2 million in December 2002 and [E]11.4 million in December 2001.

    Non-cash expense for depreciation and amortization of non-current assets decreased from [E]86.8 million in 2001 to [E] 81.4 million in 2002. In 2002 and 2001 there was a negative impact on the operating cash flow due to the payment of accrued liabilities for antitrust proceedings by an amount of [E]10.1 million and [E]36.9 million, respectively.

    In 2001 we announced a major cost reduction and restructuring program. The total non-recurring charges of the restructuring plan amount to [E]41 million on a pretax basis. This plan had a cash effect of approximately [E]15 million in 2002. In addition, we took further restructuring charges of [E]8.3 million in 2002, primarily for the acceleration of headcount reductions in Corrosion Protection and Graphite Specialties originally planned for 2003.

    Expenditures for research and development declined by 18.3% to [E]25.4 million in 2002, representing 2.3% (2001: 2.5%) of our consolidated net sales, as a result of a restructuring and efficiency enhancement program. As in previous periods, the main emphasis of our research and development activities was in high technology fields within the SGL T Business Area for the further development of applications for carbon fibers and composites, as well as for the optimization of fuel cell technology components. We also invested in research related to high performance carbon-ceramic disc brakes used in sports cars as well as by the aerospace industry. In the CG Business Area, emphasis was placed on the further development of large diameter graphite electrodes. Research and development expenditures in the GS Business Area were concentrated on developing ultra graphite powder for lithium batteries used in laptop computers, cell phones and other mobile communication devices.

Investing cash flows

    Cash used for investing activities was [E]40.9 million in 2002, compared to [E]92.5 million in 2001 and [E]89 .0 million in 2000. The high levels in 2001 and 2000 were due to the construction of our carbon-ceramic brake disc production plant in Meitingen and the acquisition activity.

    Capital expenditures for property, plant and equipment decreased by 41.8% from [E]71.3 million in 2001 to [E] 41.5 million in 2002. In 2001, we reduced investments in established businesses in order to channel more funds into new growth projects in the SGL Technologies business area. Capital expenditures in property, plant and equipment in 2002 were primarily for replacements. Capital expenditure in intangible assets increased by [E]6.6 million to [E] 12.1 million primarily due to the implementation of our new standardized Group-wide SAP system. We spent [E]0.7 million for additions to financial assets in 2002 compared to [E]5.7 million in 2001.

    In past years, our capital expenditures focused on defending the global position of Carbon and Graphite, our core business area, and on developing new businesses in SGL Technologies to reduce our long-run dependence on EAF steelmaking. Our capital expenditures peaked in 2001, when (in contrast to 2000 and 2002) they significantly exceeded depreciation. Almost 80% of our capital expenditures in 2001 were in Carbon and Graphite and SGL Technologies. The most important capital expenditures for Carbon and Graphite in 2001 were [E]4.3 million for new milling and batching equipment in our Frankfurt-Griesheim facility. Our investments in SGL Technologies related primarily to the Meitingen production facility. This investment is now largely completed; we believe this facility now has sufficient capacity for the next several years.

    In 2002, we began to reduce capital expenditures as part of our strategic priority to increase cash flow and reduce net debt. We intend to reduce capital expenditures in 2003 to a level significantly below depreciation. We expect these expenditures to be limited primarily to replacement and maintenance.

Financing cash flows

    Our liabilities decreased by [E]133.6 to [E]710.2 million in 2002 compared to the increase by [E]12.6 million to [E] 843.8 million in 2001. The decrease in financial liabilities in 2002 resulted from positive cash flows from operating activities before antitrust payments and reduced investing activities. Antitrust payments decreased by [E]26.8 million, amounting to [E]
10.1 million in 2002.

    Our corporate debt decreased to [E]448.5 million at December 31, 2002 from [E]538.9 million at December 31, 2001. Our corporate debt carried an average interest rate of 4.4% during 2002, compared to an average rate of 4.8% in 2001. On September 18, 2000, we issued 133,650 convertible bonds at an issue price of 100% of the nominal value of [E]1,000 per bond. The bonds bear annual interest of 3.5% on their nominal value. Each bond may be converted into 11.2233 fully paid-in Shares at any time between October 18, 2000 and September 4, 2005, subject to adjustment of the conversion price. The bonds will become repayable on September 18, 2005 at their nominal value, provided that they have not been repaid or converted at an earlier date. We used the proceeds from the sale of these bonds primarily for the long-term financing of the SGL Group, especially for the development and growth of our Corrosion Protection and SGL Technologies business areas.

    We also received approximately [E]0.8 million in 2002 and [E]2.2 million in 2001 in connection with the issuance of Shares to current and former employees and managers who elected to exercise stock options during those years.

    We believe that cash flows from operations, combined with the available borrowing capacity described above will be sufficient to meet our future capital requirements for the current fiscal year, including scheduled debt principal amortization payments, if we maintain compliance with the financial covenants and other requirements of our credit facilities. Our ability to meet these covenants in 2003 will depend upon a number of operational and economic factors. In the event that we are unable to meet these covenants, we would consider several options to meet our cash flow needs. These options could include further renegotiations with our credit lenders, additional cost reduction, or restructuring initiatives, sales of assets or capital stock, or other alternatives to enhance our financial and operating position.

    Due to losses incurred in 1999 through 2002, SGL has not distributed dividends for those years. The payment of future dividends will be dependent on our earnings, the terms of our syndicated credit facility agreement, our financial condition, and cash requirements, general business conditions in the markets in which we operate, legal, tax, and regulatory considerations and other factors. See Item 10, "Additional Information -- Material Contracts"


U.S. GAAP RECONCILIATION

    We prepare our consolidated financial statements in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. See "--Significant Differences Between IFRS and U.S. GAAP" as well as Notes 34 and 35 to our consolidated financial statements for a discussion of these differences.

                                                      2002       2001       2000
                                                 ---------  ---------  ---------
                                                        ([E] IN MILLIONS)

Net loss per IAS...............................      (23.6)     (95.2)     (36.0)
                                                 ---------  ---------  ---------
Goodwill amortization..........................        5.1       (2.7)      (1.6)
Intangible/tangible fixed assets...............       (3.0)      (0.9)       2.2
Inventory......................................        5.8        3.9        2.1
Pension provisions.............................       (2.1)      (1.1)      (1.1)
Incentive plans................................       (2.2)      (4.9)      (9.3)
Restructuring..................................       (7.1)       7.9        0.0
First time implementation of IAS...............        ---      (41.9)      37.6
Deferred tax on U.S. GAAP adjustments..........        5.1      (13.1)       2.8
                                                 ---------  ---------  ---------
Net loss per U.S. GAAP.........................      (22.0)    (148.0)      (3.3)
                                                 ---------  ---------  ---------
Cumulative Change in Accounting Principles.....        9.4        0.0        0.0
                                                 ---------  ---------  ---------
Net loss per U.S. GAAP after Cumulative Change
  in Accounting Principles.....................      (12.6)    (148.0)      (3.3)
                                                 =========  =========  =========


    Under U.S. GAAP our operating profit (loss) before cost relating to antitrust proceedings and restructuring expenses for the years ended December 31, 2002, 2001 and 2000 was [E](5.1) million, [E] (36.6) million and [E]59.7 million, respectively, compared to an operating profit (loss) under IFRS for the same periods of [E](1.7) million, [E] (17.3) million and [E]79.2 million, respectively. Our U.S. GAAP operating profit in 2002, 2001 and 2000 differed from our IFRS operating profit for the same years, primarily due to differences in goodwill amortization, deferred taxes, provisions, reserves and valuation, as well as differing provisions for pensions. Furthermore, we reclassified the interest component associated with our annual pension provision of [E]10.4 million in 2002 (2001: [E]9.9 million; 2000: [E] 9.2 million) as interest expense under IFRS. See Note 34 to our consolidated financial statements for a description of the differences between our IFRS accounting policies and those that would be required under U.S. GAAP.

    Basic loss per Share in accordance with U.S. GAAP in 2002 was [E](1.01), compared to [E](6.87) in 2001 and [E] (0.15) in 2000. Basic loss per ADS in accordance with U.S. GAAP in 2002 was [E](0.34), compared to [E] (2.29) in 2001 and [E](0.05) in 2000. Due to the net loss in each year, the diluted loss per Share was the same as the basic loss.


RECENT ACCOUNTING PRONOUNCEMENTS

    In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 also requires that
intangible   assets  with  estimable  useful  lives  be  amortized  over  their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FAS Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.

    We adopted the provisions of SFAS 141 and SFAS 142 as of July 1, 2001, and January 1, 2002, respectively. These Statements require that goodwill acquired in a business combination completed after June 30, 2001, and any intangible asset determined to have an indefinite useful life acquired after June 30, 2001, should not be amortized. Goodwill acquired in business combinations completed before July 1, 2001, and any intangible assets with indefinite useful lives acquired before July 1, 2001, were amortized until December 31, 2001.

    SFAS 142 required the Group to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption. The Group reassessed the estimated useful lives and residual values of all intangible assets other than goodwill and determined that no adjustments regarding amortization periods were necessary.

    In connection with the transitional impairment evaluation, SFAS 142 required SGL to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, SGL (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. SGL completed this first step of the transitional assessment for all of the Group's reporting units by June 30, 2002, and determined there was no indication that goodwill had been impaired as of January 1, 2002. Accordingly, no transitional goodwill impairment charge was necessary. Finally, any unamortized negative goodwill existing at the date Statement 142 was adopted was written off as the cumulative effect of a change in accounting principle.

    In June 2001 the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting for obligations and costs associated with the retirement of tangible long-lived assets.

    In October 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" "SFAS No. 144" supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions  of APB  Opinion  No. 30,  "Reporting  the  Results  of  Operations-
Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS No. 144 also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary and also broadens the existing definition of discontinued operations to include a component of an entity (rather than a segment of a business). Under SFAS No. 144 all long-lived assets to be disposed of and discontinued operations shall be measured at the lower of carrying amount or fair value less cost to sell. Goodwill is excluded from the scope of SFAS No. 144 and is tested separately for impairment under SFAS No. 142. We adopted SFAS 144 effective January 1, 2002. The adoption of SFAS 144 did not to have a material impact on our financial statements.

    In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement 13 and Technical Corrections." SFAS 145 requires gains and losses on extinguishments of debt to be classified as gains or losses from continuing operations rather than as extraordinary items as previously required under SFAS 4, unless the gains and losses meet the criteria to be classified as extraordinary pursuant to APB 30. SFAS 145 also amends SFAS 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-lease back transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-lease back transactions. The rescission of SFAS 4 is effective for fiscal years beginning after May 15, 2002. The provisions of SFAS 145 related to SFAS 13 are effective for transactions occurring after May 15, 2002. The adoption of these provisions had no impact on the Group's consolidated financial statements.

    In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." The Statement requires that a liability for costs associated with exit or disposal activities be recognized in the period in which the costs are incurred if a reasonable estimate of fair value can be made. Under current accounting guidance, a liability can be recognized when management has committed to an exit plan. The requirements under SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002. Restatement of previously issued financial statements is not permitted. The adoption of this Statement will affect the Group's accounting for exit and disposal activities initiated after December 31, 2002.

    December 31, 2002 the Financial Accounting Standards Board issued SFAS No. 148 "Accounting for Stock-Based Compensation -- Transition and Disclosure", which amends the disclosure requirements relating to stock-based employee compensation previously contained in SFAS No. 123. The amendments in SFAS No. 148 relevant to the SGL Group are effective for all fiscal years ending after December 15, 2002. The disclosure requirements have been included in the additional information provided on U.S. GAAP, see Note 35d to our consolidated financial statements.

    In November 2002, FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The required disclosures and a roll-forward of product warranty liabilities are effective for financial statements of interim or annual periods ending after December 15, 2002. At this time, we do not believe that the adoption of this interpretation will have a material effect on our financial statements.

    In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an interpretation of ARB 51. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. We are currently evaluating the impact of FIN 46 on our financial statements, but do not expect that there will be any material impact.

    We are required to and will adopt SFAS Nos. 143, 145, and 146 as well as FIN 45 and FIN 46 and are currently reviewing these statements to determine their impact on our U.S. GAAP results of operations and shareholders' equity.

    We did not consider recent IAS pronouncements that are scheduled for adoption after December 31, 2002 to be applicable to the activities of SGL covered by this annual report.


RESEARCH AND DEVELOPMENT

    We conduct research and development activities, both independently and in conjunction with suppliers, customers and others, to develop new products and to improve product quality and manufacturing processes. We carry out research and development activities primarily at our German sites in Bonn and Meitingen and at the U.S. sites located in Gardena and Valencia, California. Our research and development activities are decentralized and closely linked to the business units. At the
                                      -47-
same time, our research and development staff is actively sharing knowledge and experience across business units thus making effective use of the overall research and development resources within the Group.

    Supported by a well educated technical staff in the manufacturing facilities, research activities are a fully integrated part of the SGL Group`s organization. As a result, we are able to adapt our products quickly to the changing requirements of the markets in which we compete and also successfully enter into new product segments. We have recently developed large diameter graphite electrodes for use in ultra high power (UHP) furnaces, which contribute to a more efficient and more cost effective EAF steel process. In early 2001, we became the first supplier in the world to introduce a 32-inch (800mm) diameter electrode at a customer's facility. In the past two years we have also established a leading position as supplier of ceramic brake disks for automotive applications based on novel material developments. In addition, the effort to cooperate closely and continuously with our key customers during the improvement process ensures a high level of product and service quality. We sponsor educational and informal programs for our customers and create problem solving teams to improve customers' operations.

    Our activities in new product development concentrate on high-tech innovations with substantial growth potential. Our primary focus is currently on ceramic brake disks for cars, new energy applications such as graphite powders for lithium batteries and carbon components for fuel cells, and composite structures for aerospace and defense applications. We are also increasing efforts to develop non-sealing applications for our expanded graphite materials. Primarily as a result of our recent growth efforts in those high-tech areas, our research and development expenses increased to [E]29 million in 2000 and [E]31 million in 2001. In 2002, research and development expenses were [E]25 million. This decrease is mostly related to re-structuring efforts in our established business units. The efficiency of our research and development processes has been increased by using more centralized research and development resources and applying targeted innovation techniques.


TREND INFORMATION

    We do not expect the global economy to recover significantly in 2003. We cannot currently predict the economic impact on our business of the war in Iraq. The ultimate impact could, however, be serious, especially if it affects business with our customers in the Middle East. Because we can neither predict not quantify the possible effects of the war, the following discussion of trend information does not take these possible effects into account.

    We expect that increased demand from the steel and aluminum industries will lead to higher sales volumes of graphite electrodes and cathodes in 2003 compared to 2002. As of the date of this annual report, our order book has already reached approximately 90% of our budgeted shipments of graphite electrodes and 80% of our budgeted shipments of cathodes for 2003. Thus our capacities are almost fully booked until the fourth quarter of this year.
Demand and orders for our carbon electrodes and for furnace linings are currently in the normal range for this time of the year.

    We do not anticipate a significant economic recovery in the key customer industries of our Graphite Specialty business area -- semiconductors, tool manufacturing, metals, chemicals, automotive--during 2003. We expect sales revenue in this business area to remain substantially unchanged compared with 2002 or, if the economy recovers during the second half of the year, to increase slightly.

    Similarly, we expect no significant economic recovery during the current year in the key customer industries of our Corrosion Protection business. Participants in these industries, particular chemicals and plant engineering, are currently reluctant to spend money on maintenance and investment. Order entries during 2003 are low for this time of the year. We do, however, expect that large orders relating to an Australian magnesium plant project may have a positive effect on Corrosion Protection's sales revenue during 2003 and 2004.

    Our SGL Technologies business is developing in accordance with our plans. We expect a further increase in sales revenue from our carbon fibers and carbon- ceramic brake discs as well as from the aerospace and defense-related business of our U.S. subsidiary HITCO.

    Overall, we aim to achieve a slight increase in consolidated sales revenue, driven primarily by higher sales volumes for graphite electrodes and cathodes as well as further growth in SGL Technologies. We also aim to achieve an improvement in consolidated operating results compared with 2002. We expect that this improvement would primarily be the result of the positive effects of past and current cost reduction programs as well as higher capacity utilization in the Carbon and Graphite and SGL Technologies business areas.


SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP

    This section describes the significant differences between IFRS and U.S. GAAP as they relate to the SGL Group. See also Notes 34 and 35 to our consolidated financial statements.

BUSINESS COMBINATIONS

    Prior to the adoption of IAS 22 (revised 1993) on January 1, 1995, we wrote- off all goodwill directly to equity in accordance with IAS existing at that time. The adoption of IAS 22 "Business Combinations" (revised 1993) did not require prior -period restatement. Accordingly, a U.S. GAAP difference exists with respect to the recognition of goodwill and amortization before January 1, 1995 and for the amortization of goodwill after January 1, 2002. For U.S. GAAP reconciliation purposes, the pre-1995 goodwill is being amortized through the statement of operations over the estimated useful lives between five and 20 years. Since January 1, 2002, as stated in SFAS 142 goodwill should no longer be amortized over its estimated useful life but evaluated annually using an impairment test approach as described in SFAS 142. Under IFRS goodwill was still amortized in 2002 and, accordingly, a reconciliation difference exists.

    In accordance with IFRS, any negative goodwill resulting in a business combination as an excess of the acquirer's interest in the fair value of the indentifiable assets and liabilities over the cost of the acquisition for which the acquisition was before July 1, 2001 was presented as a deduction from the assets of the reporting enterprise, in the same balance sheet classification as goodwill, and recognized in the income statement over its remaining estimated useful live. Accordingly, under U.S. GAAP an excess of the acquirer interest in the fair value of the identifiable assets and liabilities over the cost of the acquisition was allocated to reduce proportionately the values assigned to non-current assets. The remainder of the excess over costs was classified as a deferred credit. As of January 1, 2002 these amounts were written off and recognized as the effect of a change in accounting principle. Subsequent to January 1, 2002 any negative goodwill arising from a business combination is recognized as income immediately.

INTANGIBLE AND TANGIBLE FIXED ASSETS

    Statement of Position (SOP) 98-1 provides guidance on accounting under U.S. GAAP for the costs of computer software developed or obtained for internal use. Once the capitalization criteria of the SOP have been met, external direct costs of materials and services consumed in developing internal-use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project should be capitalized. Under U.S. GAAP, overhead costs should not be capitalized as costs of internal-use software while under IFRS directly allocated overhead costs are included.

    For U.S. GAAP purposes, we capitalize interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is depreciated as part of the assets cost over the useful life of the asset. In accordance with IAS 23 "Borrowing Costs", benchmark treatment interest cost should be recognized as an expense in the period in which they occur.

INVENTORY

    IAS 2 "Inventories" identifies two alternatives as benchmark valuation methods, the FIFO (first in, first out) method and the weighted-average cost method. The LIFO (last in, first out) method is permitted as an alternative. In valuing inventories for IFRS reporting, we have elected to apply the benchmark method using the weighted average cost method. For certain inventories held in the United States, under U.S. GAAP we have elected to continue recording inventories on the LIFO method, consistent with historical accounting practices. This is due, in part, to U.S. income tax laws, regulations and rulings, which require that an entity using LIFO for income tax purposes must use LIFO in its financial statements.

PENSION PROVISIONS

    Under IFRS, pension costs and similar obligations are accounted for in accordance with IAS 19, "Employee Benefits". For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 "Employers' Accounting for Pensions" and the disclosure is presented in accordance with SFAS No. 132 "Employers' Disclosures about Pensions and Other Post-retirement Benefits". IAS 19, as we apply it, is substantially similar to the methodology required under SFAS No. 87. The adjustment between IFRS and U.S. GAAP comprises amortization of the unrecognized transition obligation over the remaining average service lives of employees and the recognition of an additional minimum liability under SFAS No. 87, which is not required under IAS
19. Under IFRS, changes in the market value of plan assets are recognized in the calculation immediately; under U.S. GAAP they are deferred over five years. The interest component of additions to the pension provision has been shown as an expense in the financial result under IFRS, which is below operating profit, while under U.S. GAAP it is included in operating profit.

INCENTIVE PLANS

    IFRS provides that, in the absence of a specific International Accounting Standard or an Interpretation of the Standing Interpretations Committee of the IASB, management should use its judgment in developing an accounting policy that provides the most useful information to users of the enterprise's financial statements. In making this judgment, management should consider, among others, pronouncements of other standard setting bodies and accepted industry practices. We have elected, for purposes of IFRS reporting, to continue the accounting treatment for the incentive plans, consistent with prior practices under German GAAP.

RESTRUCTURING

    The only significant difference between the restructuring guidance under both IAS 37, "Commitments and Contingencies" and Emerging Issues Task Force
(EITF) Issue 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" is found in the criteria for the initial recognition of a restructuring provision. For employee termination benefits, EITF 94-3 requires that prior to the date of the financial statements, the benefit arrangement be communicated to employees, including sufficient detail to enable employees to determine the type and amount of benefits they will receive when they are terminated. IAS 37 does not require that the communication to employees be in such detail but rather that the communication simply include the main features of the plan. As a result, there may be situations in which an enterprise following IAS 37 could recognize a restructuring provision before it would be permitted to do so if it were following EITF 94-3.

FIRST TIME ADOPTION OF IFRS

    A deferred tax asset for tax loss carryforwards has been recognized in the IFRS consolidated financial statements on the basis of five-year projected earnings before taxes of the individual companies consolidated. The projections reflect uncertainties about certain assumptions and other general conditions, and, in exceptional cases, a deferred tax asset for tax loss carryforwards has not been recognized.

    When we first prepared annual financial statements in accordance with IFRS (then IAS), we adjusted recognition of deferred tax asset for tax loss carryforwards in the United States retrospectively for the reporting periods. These adjustments under U.S. GAAP also resulted in restatement of the amounts reported in the published 2001 quarterly reports prepared in accordance with IFRS. The deferred tax asset for tax loss carryforwards in the United States was written down in full in the 2001 consolidated financial statements as a consequence of the recession and the economic situation of the steel industry in the United States. To ensure a comparable basis for the projection prepared at end-2000 as regards uncertainties surrounding the U.S. economy and the U.S. steel
                                      -50-
industry, the analysis horizon used as the basis for recognizing U.S. deferred taxes at the end of fiscal year 2000 was truncated to three years under IFRS, while the U.S. GAAP deferred tax assets as of December 31, 2000 remained.

DEFERRED TAXES

    The items discussed above create differences between the U.S. GAAP book and tax basis of assets and liabilities, requiring the recognition of associated deferred tax assets and liabilities. With some exceptions, deferred tax assets and liabilities are recognized for all differences between the book and tax basis of the assets and liabilities using future statutory tax rates. In addition, a valuation allowance is established when it is more likely than not that deferred tax assets will not be realized.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

    In accordance with the German Stock Corporation Act (Aktiengesetz), SGL has two distinct boards of directors. These are the Vorstand, or board of management, which we refer to as our Executive Committee, and the Aufsichtsrat or Supervisory Board. The two boards are separate; no individual may be a member of both boards.

    The Executive Committee is responsible for managing the business of SGL in accordance with applicable laws and the Articles of Association (Satzung) of SGL.

    The principal function of the Supervisory Board is to supervise the Executive Committee.It is also responsible for appointing and removing the members of the Executive. Certain transactions, such as purchases and sales of real estate, commencement or discontinuance of business lines, the granting of guarantees, or buying and selling equity interests require the prior consent of the Supervisory Board if the transaction goes beyond SGL's ordinary course of business. To ensure that these functions are carried out properly, the
Executive Committee must, among other things, regularly report to the Supervisory Board with regard to current business operations and future business planning. The Supervisory Board is also entitled to request special reports at any time. The Supervisory Board oversees our management but is not permitted to make management decisions.

    Both the members of the Executive Committee and the members of the Supervisory Board are responsible for and manage their own affairs (Kompetenztrennung). In carrying out their duties, the individual board members must exercise the standard of care of a diligent and prudent businessman. In complying with this standard of care, the boards must take into account a broad range of considerations including the interests of SGL and its shareholders, employees and creditors.

    As a general rule under German law, a shareholder has no direct recourse against the members of the Executive Committee or the Supervisory Board in the event that they are believed to have breached a duty to SGL. Apart from insolvency or other special circumstances, only SGL has the right to claim damages from members of either board. We may only waive these damages or settle these claims if at least three years have passed and if the shareholders approve the waiver or settlement at the shareholders' meeting with a simple majority of the votes cast, provided that opposing shareholders do not hold, in the aggregate, one tenth or more of our share capital and do not have their opposition formally noted in the minutes maintained by a German notary.

EXECUTIVE COMMITTEE

    The Executive Committee of SGL currently consists of five members (the total number is determined by the Supervisory Board) who are appointed by the Supervisory Board in accordance with the German Stock Corporation Act.

    Pursuant to the Articles of Association of SGL, any two members of the Executive Committee or one member of the Executive Committee together with the holder of a general power of attorney (Prokura) recorded in the commercial register (Handelsregister) may bind SGL.

    The Executive Committee must report regularly to the Supervisory Board, in particular, on proposed business policy and strategy, profitability and on the current business of SGL Group as well as on any exceptional matters that may arise from time to time.

    The members of the Executive Committee are appointed by the Supervisory Board for a maximum term of five years. They may be reappointed or have their term extended for one or more terms of five years. Under certain circumstances, such as a serious breach of duty or a bona fide vote of no confidence by the shareholders' meeting, a member of the Executive Committee may be removed by the Supervisory Board prior to the expiration of his or her term. A member of the Executive Committee may not deal with, or vote on, matters relating to proposals, arrangements or contracts between himself and SGL.

    According to the Articles of Association of SGL, board decisions are made by a simple majority of the votes, if the law does not require a larger majority. In the event of a tie, the vote of the Chairman of the Executive Committee is decisive. In practice, SGL reaches its decisions by consensus.

    The current members of the Executive Committee of SGL and the year in which they were appointed to their positions are as follows:

                           YEAR
NAME                  APPOINTED    END OF TERM  TITLE
--------------------  ---------  -------------  -----------------------------------
Robert J. Koehler...       1994  December 2006  Chairman of the Executive Committee
Theodore H. Breyer..       1999      June 2005  Member of the Executive Committee
Dr. Hariolf Kottmann       2001     March 2007  Member of the Executive Committee
Dr. Bruno Toniolo...       1996  December 2004  Member of the Executive Committee
Dr. Klaus Warning...       1997      June 2006  Member of the Executive Committee


    Mr. Koehler has served as Chairman of the Executive Committee since SGL's transformation into a stock corporation in 1994. From 1992 until that time, he served as Chairman of the Board of Managing Directors of SGL CARBON GmbH. Prior to joining the SGL Group, he held various positions with the Hoechst Group. From 1989 to 1991, Mr. Koehler was Head of Corporate Planning of Hoechst AG, and from 1987 until 1989, he served as President of Hoechst Colombiana S.A. From 1985 to 1987, he was responsible for the Industrial Division of Hoechst U.K. Limited and was a member of the Management Committee. Prior to his position as Director of Chemical Division of Hoechst U.K. Limited from 1975 to 1985, he was Product Manager of Organic Chemicals at Hoechst AG from 1971 to 1975.

    Mr. Breyer was appointed as a member of the Executive Committee in 1999. In addition to this appointment, he took over the responsibility for the global Carbon and Graphite business area effective January 1, 2002. In 1970, Mr. Breyer joined the Caltex Petroleum Corporation. Between 1974 and joining SGL Group in 1995, Mr. Breyer held various positions in Hoechst Celanese, most recently as Vice President and General Manager for Bulk Pharmaceuticals Products of the Specialty Chemicals Group. From 1997 to 1999, Mr. Breyer served as Chairman of our the Carbon and Graphite North America business unit.

    Mr. Kottmann was appointed as a member of the Executive Committee in 2001. In addition to this appointment, he took over the responsibility for the global Graphite Specialties business area effective January 1, 2002. Prior to joining the SGL Group, Mr. Kottmann acted as Executive Vice President of Celanese Ltd. (Dallas, Texas). Mr. Kottmann has also held several management positions as divisional head of research and development, divisional head of production and head of divisions with Hoechst AG or affiliated companies.

    Mr. Toniolo was appointed as a member of the Executive Committee in 1996. Between 1992 and 1995, he served as Chairman of the Carbon and Graphite Europe business unit and was Managing Director of SGL CARBON S.p.A., Italy. Prior to joining the SGL Group in 1983, he held positions as Controller and Treasurer at Singer S.p.A. and Kodak S.p.A. in Italy.

    Mr. Warning was appointed as a member of the Executive Committee in 1997. Prior to joining the SGL Group, he acted as a member of the Board of Management and Senior Vice President of Hoechst Celanese Corp. in the United States. Mr. Warning has also held several management positions, mainly in the area of research and development, with Hoechst AG.

OTHER SENIOR MANAGEMENT

    The table below sets forth the SGL Group's senior executive officers, the year they were appointed and their positions within the SGL Group:

                              YEAR
NAME                     APPOINTED  MANAGEMENT POSITION
-----------------------  ---------  -----------------------------------------------


Reinhard Damerow.......       1992  Group Coordination -- Treasury
Wilhelm Hauf...........       2001  Group Coordination -- Accounting
Dr. Joachim Heins-Bunde       1992  Group Coordination -- Corporate Planning
Gernot Hochegger.......       2002  Managing Director -- SGL Technologies
Dr. Thomas Kosack......       2000  Corrosion Protection business area
Helmut Muhlbradt.......       1989  Group Coordination -- Human Resources and Legal
Dr. Jan Verdenhalven...       2001  Managing Director -- SGL Technologies
Thomas Werner..........       2000  Group Coordination -- Information Services


    Mr. Damerow joined SGL as Head of Finance and Accounting in 1992. In 2001 he took over the newly formed position as Head of Group Treasury. Prior to joining the SGL Group, he held the position of Head of the Securities Department of Hoechst AG.

    Mr. Hauf was appointed Head of Group Accounting in 2001. From 1994 until 2001, he was Controller of the Carbon and Graphite Europe business unit. He joined SGL Group in 1992 as a member of the Corporate Planning and Coordination Department. Prior to joining the SGL Group, Mr. Hauf was in the Central Auditing Department of Hoechst AG.

    Mr. Heins-Bunde has served as Head of Corporate Planning and Coordination since 1992. He joined SGL Group in 1982, holding various positions in sales, business unit management and central coordination.

    Mr. Hochegger was appointed Chairman of the Graphite Specialties Europe business unit in 1997. From 1995 until 1997, he was Chairman of the Specialty Graphite business area, and prior to that position, he served as Chairman of the Specialty Graphite North America business unit. Mr. Hochegger joined the SGL Group in 1965 and has served in various research, marketing and general management positions. Effective January 1, 2002, Mr. Hochegger was appointed Managing Director of SGL Technologies.

    Mr. Kosack was appointed Chairman of the Corrosion Protection business area at the beginning of 2000. He joined the SGL Group in 1997 as Strategic Controller of the former Process Equipment and Linings business unit. Prior to joining the SGL Group, Mr. Kosack was responsible for the European polyethylene business of Hoechst AG.

    Mr. Muhlbradt joined SGL as Head of Human Resources and of the Legal Department in 1989. Prior to joining the SGL Group, he held similar positions with other companies of the Hoechst Group.

    Mr. Verdenhalven was appointed Managing Director of SGL Technologies in May 2001. He joined the SGL Group in March 2000 as Head of Corporate Controlling and Development. Prior to joining the SGL Group, he held several management positions with Hoechst AG and a consulting company.

    Mr. Werner joined the SGL Group as Chief Information Officer in 2000. Prior to joining the SGL Group, he held similar positions including operations research with other international companies.

SUPERVISORY BOARD

    The current Supervisory Board of SGL consists of twelve members, six of whom were elected by the shareholders in the general meeting in accordance with the provisions of the Stock Corporation Act and six of whom were elected by the employees in accordance with the Co-Determination Act (Mitbestimmungsgesetz).

    A member of the Supervisory Board elected by the shareholders may be removed by a majority of at least three-quarters of the votes cast at a general meeting of shareholders. A member of the Supervisory Board elected by the employees may be removed by a majority of at least three-quarters of the votes cast by the relevant class of employees. The Supervisory Board appoints a chairman and a deputy chairman from among its members. The Chairman of the Supervisory Board must be elected by a majority of two-thirds of the members of the Supervisory Board. If this majority is not reached in the first vote, the chairman will be elected in a second vote solely by the representatives of the shareholders. At least half the members of the Supervisory Board must be present to constitute a quorum. Unless otherwise provided for by law or the Articles of Association, resolutions are passed by a simple majority of the Supervisory Board. In the event of a tie, another vote is held, and the chairman then has a tie-breaking vote.

    The members of the Supervisory Board are each elected for a term of about five years (the term expires at the end of the general meeting of shareholders in which the shareholders discharge the Supervisory Board member for the fourth fiscal year following the year in which such member was elected). The remuneration of the members of the Supervisory Board is determined by the Articles of Association of SGL.

    The current members of the Supervisory Board of SGL, the years in which they were first elected to the Supervisory Board of SGL or its predecessor companies, respectively, and their principal occupations are as follows:

                                                  YEAR   END OF
NAME                                     FIRST ELECTED  TERM(1)  PRINCIPAL OCCUPATION
---------------------------------------  -------------  -------  ----------------------------------------------------------


Prof. Dr. rer. nat. Utz-Hellmuth Felcht
  (Chairman)...........................           1992     2003  Chairman of the Board of Management of Degussa AG
Franz Schaffer(2)
  (Vice Chairman)......................           1978     2003  Metal worker, SGL CARBON AG, Meitingen
Hans-Georg Bartel(2)(3)................           1999     2002  Electrician, SGL CARBON GmbH, Bonn
Peter Fischer(2).......................           1993     2003  Legal Counsel of SGL CARBON AG, Wiesbaden
Dr-Ing. Claus Hendricks................           1996     2003  Member of the Board of Management of Thyssen Stahl AG
Hansgeorg B. Hofmann...................           1996     2003  Banker
                                                                 Authorized Representative of IG Metall, Verwaltungsstelle
Juergen Kerner(2)......................           2002(4)  2003  Augsburg
Dr.-Ing. Hubert H. Lienhard............           1996     2003  Enterpreneur
Jacques Loppion........................           1993     2003  Chairman of Giat Industries S.A.
                                                                 Authorized Representative of IG Metall, Verwaltungsstelle,
Lutz Muhring(2)........................           1998     2003  Bonn-Rhein-Sieg
                                                                 Authorized Representative of IG Metall, Verwaltungsstelle,
Karl-Heinz Schneider(2)(5).............           1985     2003  Augsburg
Heinz Schroth(2).......................           1988     2003  Administrative clerk, SGL ACOTEC GmbH
Andrew H. Simon........................           1998     2003  Consultant and Member of the Board of various companies
                                                                 Technician Mechanical Engineering, SGL CARBON
Hans-Werner Zorn(2)....................           2003(6)  2003  GmbH, Bonn


(1) Terms end upon the adjournment of the annual shareholders' meeting held in the year indicated.

(2) Employee representatives.

(3) Mr. Bartel died on November 11, 2002 before the scheduled expiry of his term.

(4) Appointed by court as replacement on September 13, 2002.

(5) Mr. Schneider resigned on June 11, 2002 before the scheduled expiry of his term.

(6) Appointed by court as replacement on February 27, 2003.

COMPENSATION

    In 2002 SGL paid aggregate compensation of [E]3.1 million (including a 54% variable component from the management incentive plans) to the members of its Executive Committee who held office in 2002, and aggregate compensation of [E]2.2 million to its executive officers (excluding the Executive Committee, including a 44% variable component) who held office in 2002. The aggregate amount of
                                      -55-
compensation paid by SGL to the members of its Supervisory Board in 2002 amounted to [E]0.3 million. In addition, SGL paid [E] 0.1 million to retired members of the Executive Committee and their surviving dependents. Pension reserves for these persons were [E]1.1 million as of December 31, 2002.

    In accordance with the provisions of the Articles of Association of SGL, the remuneration paid to the Supervisory Board contained fixed and variable components until fiscal year 1999. Effective from fiscal year 2000, only a fixed remuneration in the amount of [E]20,000 was to be paid to each Supervisory Board member. The chairperson received twice this amount and the deputy chairperson received one and one-half times this amount. In addition, members of Supervisory Board committees received [E]2,000 for each committee meeting attended.

    Approximately 500 key managers are eligible for participation in our annual bonus program. This program provides for annual bonus payments subject to (i) SGL's income before tax, (ii) the operating results of the respective business unit and (iii) the personal performance of the participating manager. Depending on the seniority and the position held by the participating manager, these bonus payments can equal between 25% and 70% of base salary.

    Since 1998, a similar bonus plan was introduced for all non-exempt employees in Germany, replacing the previous profit-sharing plan. The bonus payment under this plan can amount to up to 20% of an employee's yearly base salary and is distributed in the form of Shares.

MANAGEMENT INCENTIVE PLANS

    Effective January 1, 1996, the SGL Group implemented an incentive program that grants to the members of the Executive Committee and selected senior managers participation in a Stock Appreciation Rights Plan (SAR-Plan). The Long-Term Cash Incentive Plan (LTCI-Plan) 1999-2001 has been followed by the LTCI-Plan 2002-2004. A share ownership plan open to all employees became effective in March 1996. A Share Plan and a new Stock Option Plan were approved by the annual meeting of shareholders of SGL on April 27, 2000. The Stock Option Plan was implemented in June 2000, and the share plan was implemented in March 2001.

SAR-Plan

    Under the SAR-Plan, certain managers of the SGL Group have been granted stock appreciation rights (SARs). Each SAR represents (i) with respect to a participant who is a member of the Executive Committee, the right to receive an amount equal to the difference between the exercise price, which ranges from [E]33.03 to [E]102.26, and the Sh are price as officially quoted on the Frankfurt Stock Exchange on March 16 of each year until termination of the SAR-Plan, and (ii) with respect to a participant who is an employee of the SGL Group, the right to purchase one Share at the exercise price.

    One SAR is equivalent to one Share. The total number of Shares associated with the SAR-Plan is 840,500, which represents approximately 4% of all Shares outstanding. SARs representing a total of 797,300 Shares have been allocated to the members of the Executive Committee and 74 senior managers as of December 31, 2002. Of these SARs, 637,350 had been exercised as of December 31, 2002.

    Under the SAR-Plan, a specific number of SARs, as determined by the Executive Committee, or by the Supervisory Board if the participant was a member of the Executive Committee, were allocated to a participant at the beginning of the SAR performance cycle (January 1, 1996 -- December 31, 2000). The options allocated to each participant vest on January 1 of each year from 1997 through 2001, in annual installments of 20% during the vesting period (the 12 month period immediately preceding the vesting date). Each vested option can be exercised between March 1 and March 15 of each year, but not later than March 15, 2006, or upon termination of service as described below.

    From the net proceeds derived from the exercise of SARs by a member of the Executive Committee, an equivalent of 15% of the gross proceeds must be applied by the participant for the purchase of Shares in the stock market. For this purpose, SGL will instruct a financial institution to acquire the Shares for the account and in the name of the member of the Executive Committee. SGL or the relevant subsidiary will provide the financial means to effect the purchase directly to the financial institution from the participants' funds derived from the exercise of the SARs. The financial institution will retain these Shares on behalf of the member of the Executive Committee for the next twelve months, after which period the Shares will be delivered to the participant. The remaining net proceeds will be paid to the member of the Executive Committee.

    All of the Shares purchased by a participant who is an employee of the SGL Group upon exercise of a SAR must immediately be resold by such employee except for a number of Shares equivalent to the number of Shares that can be purchased with 15% of the gross proceeds from the sale of all the Shares. Such retained Shares may not be sold and are restricted for a period of twelve months.

    If a participant's employment with the SGL Group terminates due to disability, death or termination without cause within one year of a change of control, any vested or non-vested part of a SAR will be deemed exercised or, in the case of employees, will be exercisable during the exercise period following the termination of employment. In the case of termination for cause, the participant's  right to  exercise  any  vested and  non-vested  part of the SAR terminates  and the SAR  lapses.  In  this  event,  the  Supervisory  Board  is authorized to grant the participant the right to exercise immediately or, in the case of employees, to exercise during the exercise period following the termination of employment any vested part of the option to the extent such part of the option is exercisable at the date of such termination. In the case of retirement, termination without dispute, or voluntary termination of employment, the participant's right to exercise any non-vested part of the SAR terminates and such option lapses. Any vested part of the option is deemed exercised or, in the case of employees, will be exercisable during the exercise period following the termination of service to the extent such part was exercisable at the date of termination of employment. If the employment of a participant who is a member of the Executive Committee terminates voluntarily without dispute within one year of a change in control, any vested and non-vested part of the SARs of such members of the Executive Committee will be deemed exercised.

LTCI Plan 2002-2004

    Under the LTCI-Plan, the members of the Executive Committee and 36 senior managers were granted cash awards by SGL subject to the achievement of certain performance targets over a three-year period. The current plan period is 2002 through 2004. The maximum aggregate award is [E]7.8 million.

    The performance target that the SGL Group must reach in order for participating senior managers and directors to be entitled to the maximum award under the LTCI-Plan was set at a 2.3 ratio of net debt to EBITDA.

    Of the net proceeds from the LTCI premium, an amount equal to 15% of the gross proceeds must be used by the participants to buy Shares of SGL Carbon AG. The shares must be locked up for 12 months.

    If a participant's employment with the SGL Group or its affiliates terminates due to retirement, disability, death, transfer to another affiliate or termination without cause, the participant will have the right to obtain a prorated award proportional to such participant's tenure in the LTCI-Plan until the date of termination of service. If a participant who is a member of the Executive Committee terminates employment with the SGL Group due to a voluntary termination for good cause within one year of a change of control, such participant will have the right to obtain a prorated award proportional to the participant's tenure in the LTCI-Plan until the date of termination of service. In the case of termination for cause or voluntary termination that is not caused by a change of control, the participant's right to obtain any LTCI award terminates and such award lapses.

Share Ownership Plan

    Under the Share Ownership Plan, each German and Austrian employee was offered 25, 50 or 60 Shares at a price of [E]4.42 per share for the first 25 or 50 Shares (basic offer) and at a price of [E]5.50 for the additional 10 Shares (additional offer). In total, 1,631 employees participated in this program and purchased an aggregate number of 88,775 Shares. These Shares were issued on the basis of the capital increase from authorized capital in 2002. The Shares of the basic offer are subject to a two-year internal lock-up period until November 30, 2004, and those of the additional offer to a one-year lock-up period until November 31, 2003.

    For accounting purposes, under German GAAP and IFRS , the difference between the Share purchase price paid by the SGL Group and that paid by the employees will represent compensation expense that is recognized through a charge in the statement of operations at the date of each transaction.

    For additional information related to the incentive programs, see Note 31 to our consolidated financial statements for the year ended December 31, 2002.

Share Plan

    The Share Plan of SGL was adopted by the Shareholders of SGL at the annual meeting of shareholders held on April 27, 2000. The maximum number of Shares that may be reserved for the issuance of Shares under the Plan shall not exceed 250,000 new Shares. The Share Plan was implemented, effective March 31, 2001. No Shares were issued under the Share Plan as of December 31, 2002. At the end of March 2003, for the first time 20,508 new shares were issued from the authorized capital increase to the senior managers and officers participating in the Share Plan 2001; 6,490 already outstanding shares, acquired in the stock market, are granted to the members of the Executive Committee.

    The Supervisory Board will administer the Plan for the members of the Executive Committee Under the Share Plan, the Supervisory Board is authorized to grant Shares in SGL to members of the Executive Committee. The Executive Committee will administer the Share Plan for the senior managers and officers of SGL and those companies in which SGL, directly or indirectly, holds a majority interest. For the "purposes of the Share Plan, the Stock Option Plan and the Change in Control Agreement described below, these companies are referred to as Affiliates"). Under the Share Plan, the Executive Committee is authorized to grant Shares to those senior managers of the SGL Group as it selects, and to members of the management and senior managers of Affiliates. The Shares will be issued as a result of a capital increase against contributions in kind in form of bonus claims. Such bonuses will be granted to the participants under the Share Plan.

    Level 1, 2 and 3 senior managers of SGL and its Affiliates selected by the Executive Committee and members of the Executive Committee selected by the Supervisory Board may participate in the Plan on a voluntary basis.

    In order to participate in the Plan, the selected employees and members of the Executive Committee must acquire Shares in the stock market in an amount not exceeding 50% of their bonuses under SGL's annual bonus plan at the relevant current price of the Shares in the Xetra securities trading system on the Frankfurt Stock Exchange prior to the start of the Plan. The Shares acquired in the stock market are held for the participants in a blocked custody account for a two year lock-up period. The participants may not dispose of the Shares during the lock-up period in order to retain their entitlements to be granted matching Shares (at the end of the Plan as described below).

    After the lock-up period, SGL will grant each participant a number of new matching Shares from the authorized capital increase in an amount equal to the number of Shares held for the benefit of each participant in the blocked custody account. The contribution in kind by the participants is a claim for the bonus payment payable at the end of the lock-up period. After the end of the lock-up period, the participants receive the released Shares and the matching Shares.

    The 76 senior managers who participated in the Share Plan as of March 2003 have purchased 38,381 Shares in the stock market in connection with the Share Plan.

Stock Option Plan

    SGL`s shareholders adopted the Stock Option Plan at their annual meeting held on April 27, 2000. The maximum number of Shares that may be reserved for issuance under the Plan may not exceed 1,600,000. The options may be granted until the end of the year 2004. The Stock Option Plan has been implemented effective June 2000.

    The Supervisory Board will administer the Plan for the members of the Executive Committee. Under the Plan, the Supervisory Board is authorized to grant options on Shares to members of the Executive Committee. The Executive Committee will administer the Plan for approximately 150 senior managers and officers of SGL and its Affiliates. Under the Plan, the Executive Committee is authorized to grant options to those senior managers of SGL as it determines, and to members of the
                                      -58-
management and senior managers of its Affiliates. In each case, the Supervisory Board or the Executive Committee, will offer and transfer new Shares upon exercise of the options out of the conditional capital created for that purpose.

    The options available under the Plan will be distributed as follows:

        *   Executive Committee, up to 30%;

        *   senior managers of SGL, up to 20%;

        *   members of management of Affiliates, up to 20%; and

        *   remaining senior managers of Affiliates, up to 30%.

    If any of the groups mentioned above is not granted its maximum number of options, the remaining options may be cumulatively distributed to the participants in the next or previous group, in addition to the maximum number of options that are distributed to that group, to the extent that the total volume of subscription rights are exhausted. The Executive Committee or, to the extent that members of the Executive Committee are affected, the Supervisory Board, will decide on the allocation of any remaining options. However, no more than 30% of the available options may be distributed to members of the Executive Committee.

    The options have a term of 10 years starting on the date of grant and will expire, without compensation, if they are not exercised before this period elapses.

    The options may not be exercised until a two-year qualifying period has elapsed, which period begins on the day following the date of grant, resulting in an exercise period of eight years. During the exercise period, exercise of the options is possible only on trading days during defined trading windows. For each tranche of options, there will be two trading windows of 10 days in which options may be exercised following SGL's public reporting dates. These periods will be determined by the Supervisory Board if members of the Executive Committee are granted options, and by the Executive Committee for options granted to the remaining participants.

    Options may be exercised only if the SGL Group has met its performance target at the time the options are exercised. The performance target is the increase in the total shareholder return of the Shares. The plan defines total shareholder return as the Share price plus reinvested dividends plus the value of the options. Total shareholder return must increase by at least 15% against the exercise price for options to be exercised.

    The exercise price to be paid by participants under the Plan will be calculated based upon the average closing price of the Shares on the Xetra securities trading system of the Frankfurt Stock Exchange for the last 20 trading days before the relevant options are granted, without taking into account incidental purchase costs. The minimum amount to be paid will be the proportional interest in SGL's share capital per Share.

    The options are subject to certain terms and conditions of sale, namely, participants must retain a minimum number of Shares equal to 15% of the gross proceeds for an additional twelve months.

    The number of options granted, and their respective exercise prices, are as follows:

        * as of July 3, 2000, 234,500 options were granted to the members of the Executive Committee and 151 senior managers at an exercise price of [E]72.45;

        * as of January 16, 2001, 257,000 options were granted to the members of the Executive Committee and 155 senior managers at an exercise price of [E]57.82;

        * as of January 16, 2002, 261,000 options were granted to the members of the Executive Committee and 170 senior managers at an exercise price of [E]25.00;

        * as of August 12, 2002, 247,000 options were granted to the members of the Executive Committee and 154 senior managers at an exercise price of [E]17.65; and

        * as of January 16, 2003, 258,500 options were granted to the members of the Executive Committee and 168 senior managers at an exercise price of [E]8.35.

    A total of 1,258,000 options have been granted to participants under the Plan.

CHANGE IN CONTROL

    In March 2002 the Personnel Committee (Personalausschuss) of the Supervisory Board resolved to enter into a "Change in Control" Agreement with the members of the Executive Committee, and the Executive Committee resolved to enter this agreement with senior management.

    For the purposes of this agreement, a change in control will occur if

        * an investor or a group of investors directly or indirectly acquires more than 30% of the voting rights in the general meeting of SGL's shareholders;

        * the general meeting of shareholders consents to a combination by merger with another entity, a takeover by another entity or the new formation of another entity, or

        * the Affiliate in which the senior managers are employed leaves the SGL Group.

    If, following a change in control, SGL or an Affiliate intends to terminate without cause the employment of a manger who is party to the change in control agreement, or if the manager intends to end the employment relationship with good reasons, the manager will offered a separation agreement terminating employment with a notice period of 3 months from the end of the then current month. This offer will lapse if the manager is offered a position appropriate to his qualifications in another Group company.

    The settlement under the separation agreement will include payment of three times annual salary for the Chairman of the Executive Committee and two times annual salary for other members of the Executive Committee and senior managers. Annual salary will consist of the most recent annual base salary plus the annual target bonus.

    Managers may assert a claims for a separation agreement only within 18 months following the change in control.

BOARD PRACTICES

    We have entered into service agreements with all current members of our Executive Committee. These agreements generally provide for base salary, an annual bonus plan, a pension plan and fringe benefits. For a discussion of the stock option and similar plans in which the management of the SGL Group participate, see "--Management Incentive Plans". We believe that the service agreements between SGL and the members its Executive Committee provide for ordinary payments and benefits upon termination of employment that are in line with customary market practices.

    All compensation paid to the members of SGL's Executive Committee must be approved by the Personnel Committee of the Supervisory Board. The Personnel Committee consists of three members who meet four times annually, or on an as-needed basis. The chairman and the deputy chairman of the Supervisory Board sit on the Committee as permanent members, and the third member is a member of the Supervisory Board who represents the shareholders and is elected to the Committee by the other members of the Supervisory Board. The current members of SGL's Personnel Committee are Prof. Dr. Utz-Hellmuth Felcht, Mr. Hans-Georg Hofmann and Mr. Franz Schaffer.

    For a discussion of the terms of office of the current members of the Supervisory Board and the Executive Committee of SGL, see "--Directors and Senior Management".


EMPLOYEES

    At the end of 2002, we employed a global workforce of 7,360 people, a decrease of 837, or 10% from the end of the previous year. The number of people employed in our established Carbon and Graphite, Graphite Specialties and Corrosion Protection business areas declined by 884 to 6,551 at December 31, 2002. As a result of the transfer of the graphite foils business from Graphite Specialties to SGL Technologies, our growth businesses area, headcount at SGL Technologies rose by 52 to 757 at the end of 2002.

    As a result of these changes, the percentages of the global workforce employed in individual business areas and regions differed compared with the previous year. Employees in Germany accounted for 43% of the total workforce at the end 2002, compared to 41% at the end of 2001. The proportion of employees in the Carbon and Graphite business area dropped to 42% (2001: 43%), while the employees in the Corrosion Protection business area slightly increased from 27% in 2001 to 28% in 2002. The percentage of employees in the Graphite Specialties business area dropped to 20% (2001: 21%) and the percentage of employees in SGL Technologies was 10% (2001: 9% ) of the total.

    Approximately 90% of our employees are covered by collective bargaining or similar agreements that expire at various times over the next several years. Except for non-material strikes at our Italian plants and one plant in France, we have not experienced any work stoppages or strikes as a result of labor contract negotiations in the past decade at our current locations. We believe that we have satisfactory relations with our workers councils and unions and, therefore, anticipate reaching new agreements on satisfactory terms as the existing agreements expire.


SHARE OWNERSHIP

    Neither the members of the Supervisory Board and Executive Committee nor any other officers serving in the management of the SGL Group beneficially own 1.0% or more of the outstanding Shares or of the shares of any of SGL`s subsidiaries.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

    As of March 13, 2003, SGL had 22,184,958 Shares outstanding.

    The Shares are issued only in bearer form. We are therefore unable to determine how many shares any given shareholder owns. To the best of our
knowledge,  SGL  is  not  controlled,   directly  or  indirectly,   by  another
corporation or by any government, and there are no arrangements known to us that may at a subsequent date result in a change in control of SGL.

    As of March 2003, there were 408 registered holders of American Depositary Receipts under our sponsored program with JPMorgan Chase Bank. Our ADRs are listed on the New York Stock Exchange. Each ADR represents one third of a share.

    Under Section 21 of the German Securities Trading Act (Wertpapierhandelsgesetz), holders of voting securities of a German company (including SGL) admitted to official trading on a stock exchange within the European Union or the European Economic Area are obliged to notify both the company and the German Federal Supervisory Authority for Financial Services (Bundesanstalt fur Finanzdienstleistungsaufsicht) promptly and in writing of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds. These thresholds are set at 5%, 10%, 25%, 50% and 75% of a company's outstanding voting rights. If a shareholder fails to notify the company as required, the shareholder will be disqualified from exercising the voting rights attached to its shares, for so long as such failure continues. The German Securities Trading Act contains various rules designed to ensure the attribution of shares to the person who has effective control over the shares.

    SGL has been informed, that as of January 20, 2003, the Abu Dhabi Investment Authority had reduced its beneficial ownership to 762,794 Shares, corresponding to 3.49% of voting rights. On January 28, 2003, SGL also received notification that The Capital Group Companies held 1,108,200 Shares, corresponding to 5.068% of voting rights. On February 8, 2003, SGL received notification that Oppenheimer Funds held 1,134,432 Shares, corresponding to 5.19% of voting rights. On February 22, 2003, SGL was also informed that Allianz AG held 1,304,786 Shares, or 6% of voting rights.


RELATED PARTY TRANSACTIONS

    During the course of its business activities, the SGL Group renders services to related companies and persons. In turn, these persons and companies deliver goods or render services to the SGL Group as part of their business purpose. These transactions are on an arm's length basis. Receivables from unconsolidated subsidiaries and associates amount to [E]12.9 million, and the corresponding liabilities amount to [E]6.4 million. Details are presented in the notes to the relevant balance sheet and income statement items in our consolidated financial statements.

    In August 2001, Paul W. Pendorf was appointed Chief Executive Officer of HITCO. Mr. Pendorf has acquired a 6% minority interest in this company. The SGL Group has granted a loan to Mr. Pendorf, secured by the proceeds from the sale of his HITCO shares, to finance the purchase price. The shareholders agreement also provides for options that can be exercised by both sides at a variable price after no later than four years.

    Mr. Pendorf is also a shareholder (AMT II, a company that has entered into two service and option agreements with HITCO. Under the terms of the option agreement, AMT II has an option to buy up to 43% of the shares of HITCO on the basis of a defined calculation formula. This option expires no later than three years after signing in August 2001 or after exercise of the put or call option from the shareholders' agreement. SGL can extend this option by a further year.

    In order to assist in our endeavors to ensure solid long-term financing, the Executive Committee signed a temporary consulting contract with Hansgeorg Hofmann on June 24, 2002, which was approved by the Supervisory Board. The consultant expense in 2002 amounted to [E]75,000.

    At December 31, 2002 and 2001, there were also call-in obligations of $3.6 million and $36.2 million, respectively, for shares in an unconsolidated subsidiary. The contribution of the company to a joint venture in fiscal year 2002 and the resulting reduction of the commitment has significantly reduced this amount in 2002. SGL believes that its dealings with Group companies and companies
                                      -62-
with which members of its Supervisory Board are affiliated take place on an arm's length basis, and that all terms and conditions of sale are comparable to those currently contracted with unrelated, third party suppliers, manufacturers or service providers.


INTEREST OF EXPERTS AND COUNSEL

    Not applicable.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

    See Item 19 for a list of financial statements filed under Item 18


EXPORT SALES

    In 2002 approximately 64% of all products produced by the SGL Group in Germany, having an estimated total value of [E]369.3 million, and approximately 9% of all products produced by the SGL Group in the United States, having an estimated total value of [E]21.7 million, were exported to other countries.


LEGAL PROCEEDINGS

    SGL was subject to an investigation by the United States Department of Justice in connection with allegations of price fixing in the graphite electrodes industry. This investigation culminated in a negotiated plea agreement, pursuant to which SGL pleaded guilty on June 16, 1999 in the U.S. District Court for the Eastern District of Pennsylvania to a violation of the Sherman Act. SGL was fined a total of $145 million, consisting of $135 million to be paid by SGL and $10 million to be paid by the Chairman of the Executive Committee of SGL, Mr. Robert J. Koehler. Mr. Koehler's fine has now been paid in its entirety. SGL has made payments of its fine in the aggregate amount of $50.75 million. The payment terms for SGL's fine have been restructured and extended twice; the remainder of the fine is now scheduled to be paid in additional installments through March 2007. The DOJ took no action against any of SGL's other employees and has concluded its investigation into the business activities of SGL and its subsidiaries. In connection with an investigation by Canadian antitrust authorities, on July 18, 2000, SGL entered a plea and was fined C$12.5 million. We have also been subject to investigations by the competition directorate of the European Commission. Like the DOJ investigation in the United States, these investigations refer to acts alleged to have taken place through the late 1990s. Unlike the DOJ investigation, which concluded in a single plea agreement covering all carbon and graphite products, the European Commission is investigating each group of carbon and graphite products separately. On July 18, 2001, two years after the pleas agreement with the DOJ, the European Commission fined SGL [E]80.2 million with respect to graphite electrodes. We are currently appealing the total amount of this fine before the European Court in Luxembourg. Our appeal contends that the fine includes amounts penalizing the same actions more than once and that the total amount of the fine is disproportionate. The Commission has also conducted a separate investigation of similar allegations with respect to specialty graphites (isostatic graphite and extruded graphite) for the period between 1992 and 1998. SGL cooperated fully with the Commission and was assessed a fine of [E]27.75 million on December 17, 2002. We are also appealing the total amount of this second fine, on substantially the same grounds as in the graphite electrodes case. In connection with the proceedings described above, the Commission has continued its investigation into other carbon/graphite products during the period through the late 1990s.

    On March 20, 2002, the Korean Fair Trade Commission decided to impose a fine of US$731,000 against SGL for alleged cartel activities in violation of Korean antitrust laws. SGL filed an appeal to the KFTC in May 2002. After the KFTC confirmed its original ruling, SGL appealed this decision to the Seoul High Court in September 2003.

    In July 1997, four separate putative class action suits were filed against The Carbide/Graphite Group, Inc., UCAR International, Inc., SGL and SGL Carbon Corp. in the U.S. District Court for the Eastern District of Pennsylvania. Those suits, which were later consolidated into a single action, alleged violations of Section 1 of the Sherman Act and sought unspecified damages on behalf of all persons who purchased graphite electrodes in the United States from the defendants during the period from 1992 through the filing of the litigation. The District Court certified a class consisting of all purchasers of graphite electrodes in the United States during the period from July 1, 1992 through and including June 30, 1997. Seven additional suits against SGL, SGL Carbon Corp. and other defendants, which contained allegations similar to those asserted in the consolidated action, were either filed in or transferred to the District Court. An eighth suit, initially filed in 1998 by Chaparral Steel Co. and two affiliates against SGL, SGL Carbon Corp. and other defendants in a Texas state court alleged violations of Section 15.05(a) of the Texas Business and Commerce Code, asserted other
                                      -64-
claims and sought unspecified damages. We have reached settlements in all of these cases. In addition, in 1999 we settled a civil lawsuit filed in Ontario court in Canada by fourteen Canadian purchasers of graphite electrodes.

    On April 19, 2000, Bethlehem Steel Corp. sued SGL and SGL Carbon Corp. in the U.S. District Court for the Middle District of Pennsylvania. This action was transferred to the District Court for the Eastern District of Pennsylvania for pretrial proceedings. On December 30, 2002, that District Court issued an order dismissing the action without prejudice and tolled the statute of limitations. The order provided that the action was to remain active and discovery was to continue. Four additional suits were filed in the District Court against SGL and a number of other graphite electrode manufacturers or their affiliates by predominantly non-U.S. based purchasers of graphite electrodes. One such action, filed on February 10, 1999, was instituted on behalf of Ferromin International Trade Corp. and a group of graphite electrode purchasers from six countries in Europe and Asia. A second suit, filed on September 24, 1999, was brought on behalf of Broken Hill Proprietary Co., Ltd., an Australian company, and three of its subsidiaries. In a single opinion covering both cases, on June 14, 2001, the District Court granted in part and denied in part the defendants' motions to dismiss the plaintiffs' claims for lack of standing and lack of subject matter jurisdiction. The District Court dismissed with prejudice the claims of twenty plaintiffs whose purchases of graphite electrodes had no connection to the United States (which claims accounted for the majority of the damages sought by the plaintiffs), but allowed the claims of thirteen other plaintiffs to proceed. The plaintiffs appealed the portion of the order dismissing their complaints; the defendants appealed the portion of the order denying their motion to dismiss. The Ferromin and Broken Hill appeals were argued on March 11, 2003, but the District Court has not yet issued an opinion. In addition, an action filed in the District Court by Saudi Iron and Steel Company named SGL and SGL Carbon, LLC as defendants. The District Court dismissed this action without prejudice in July 2001 pending the outcome of the Ferromin and Broken Hill appeals. The order dismissing the case provided that the case would be "still considered active" in the interim, although no further proceedings have occurred since the order was issued. Arbed, S.A. and four additional graphite electrode purchasers filed another action on February 19, 2002, against defendants including SGL and SGL Carbon Corp. This action has been stayed pending the outcome of the Ferromin and Broken Hill appeals. All of these suits make allegations similar to those in the consolidated action before the District Court for the Eastern District of Pennsylvania and seek similar relief

    In addition, in December 1999, Globe Metallurgical, Inc. filed a complaint in the District Court for the Eastern District of Pennsylvania against SGL and others, seeking damages for alleged violations of Section 1 of the Sherman Act in connection with the sale of carbon electrodes. We have settled this case. In July 2000, Elkem Metals Company, Inc. and Elkem Metals Company Alloy L.P. sued defendants including SGL Carbon Corp. in the District Court for the Southern District of West Virginia, also alleging violation of Section 1 of the Sherman Act in connection with the sale of carbon electrodes. That case was transferred to the District Court for the Eastern District of Pennsylvania for pretrial proceedings and subsequently settled.

    On April 10, 2000, a purchaser of isostatic graphite, Industrial Graphite Products, Inc, filed a putative class action in the District Court for the Eastern District of Pennsylvania against defendants including SGL and SGL Carbon Corp. That complaint seeks damages for alleged violations of Section 1 of the Sherman Act on behalf of all those who purchased non-machined and semi-machined isostatic graphite in the United States from the defendants during the period from July 1, 1993 through March 13, 2000. Four other purchasers of isostatic graphite, Ceradyne, Inc., Schutte & Koerting, Inc., Graphite
Machining Inc., and Graphite Sales & Machine, Inc., filed putative class actions against both SGL and SGL Carbon Corp. based on substantially identical claims on July 3, 2000, July 27, 2000, August 4, 2000 and October 2, 2000, respectively. SGL Carbon Corp. has filed answers in all of the aforementioned cases involving isostatic graphite.

    On March 27, 2002, two purchasers of carbon cathode block, Northwest Aluminum Company and Goldendale Aluminum Company, filed a complaint in the U.S. District Court for the District of Oregon against, among others, SGL and SGL Carbon Corp. This suit seeks damages for alleged violations of Section 1 of the Sherman Act in connection with the sale of carbon cathode block. SGL has filed a motion to dismiss this suit for lack of personal jurisdiction; SGL Carbon Corp. has filed a motion to dismiss for improper venue based on a forum selection clause in a contract between the parties. Both motions have been fully briefed and await decision.

    On December 27, 2002, Ceradyne filed another putative class action in the U.S. District Court for the District of New Jersey, against defendants including SGL and SGL Carbon Corp. That complaint seeks damages for alleged violations of Section 1 of the Sherman Act on behalf of all those who purchased bulk (extruded) graphite products in the United States from the defendants during the period from July 1, 1992 to the present. Since then, four other companies have filed separate complaints, in the District Courts for the District of New Jersey and for the Eastern District of Pennsylvania, based on substantially identical claims. The various plaintiffs have indicated their intention to file a consolidated complaint.

    We are currently awaiting the decision of the Higher Regional Court (Oberlandesgericht) in Koblenz, Germany in the appeal of a decision in a lawsuit between Keramchemie and American Insurance. In 1987 a U.S. federal court in Portland, Oregon rendered a judgment in favor of American Insurance in the amount of $1.3 million. Arguing that this judgment was invalid because the Portland court lacked jurisdiction to hear the case, KCH refused to pay. American Insurance then commenced litigation in the courts at Koblenz to obtain enforcement of the judgment. After the trial court ruled in favor of American Insurance, KCH appealed to the Higher Regional Court. This appeal is still pending.

    After a decision of its Special Committee on June 4, 1998, the Italian National Social Security Agency informed SGL CARBON S.p.A., a wholly owned subsidiary of SGL, that SGL CARBON S.p.A. was not entitled to certain payments it received from the Italian government from 1991 to 1993 under a law providing for reimbursements to corporations that used reduced operating time. It is possible that the National Social Security Agency could impose civil sanctions against SGL CARBON S.p.A. To cover these potential sanctions, we have established a reserve in the amount of [GBP]1.2 million.

    We cannot predict the ultimate outcome of the proceedings discussed above in which a final decision is still pending. However, in light of the nature of the allegations, the unspecified amounts of the damages sought and the potential for treble damages in the antitrust suits, liabilities arising from the proceedings could be material to our business, results of operations and financial condition. See Item 3, "Key Information -- Risk Factors."

    In addition, from time to time SGL and its subsidiaries are parties to or targets of lawsuits, claims, investigations and proceedings in the ordinary course of business. We do not expect any liabilities that may arise from these proceedings to have a material effect on our business, results of operations and financial condition.


DIVIDEND DISTRIBUTIONS

    Dividends are jointly proposed by the Executive Committee and the Supervisory Board. They are approved for payment with respect to the prior financial year by the shareholders at the annual general meeting in the following year. Dividends approved at the annual general meeting are payable on or after the business day following the annual general meeting. Since all Shares are in bearer form, dividends are either remitted to the depositary bank (Depotbank) on behalf of the shareholder, or, in the case of shareholders holding physical certificates, are paid through the paying agents appointed by SGL against presentation of the relevant dividend coupon. Details of the paying agents are published in the German Federal Gazette (Bundesanzeiger).

    Except as described herein, holders of ADRs are entitled to receive dividends on the Shares represented by the ADSs evidenced by such ADRs. Any cash dividends payable to such holders are paid to JPMorgan Chase Bank of New York as Depositary in Euros and, subject to certain exceptions, converted into U.S. dollars. The amount of dividends received by holders of ADRs will be affected by fluctuations in exchange rates. See Item 3. "Key Information -- Selected Financial Data -- Exchange Rates".

    Dividends paid on Shares and dividends paid to holders and beneficial owners of ADRs are subject to deduction of German withholding tax. See Item 10, "Additional Information -- Taxation".

    The payment of future dividends will be dependent on SGL's earnings, the terms of our syndicated credit facility agreement, its financial condition and cash requirements, general business conditions in the markets in which it operates, legal, tax and regulatory considerations and other factors. Although SGL generally expects to pay annual dividends on its Shares, there can be no assurance as to particular amounts that would be paid from year to year. See
Item 10, "Additional Information -- Material Contracts".


SIGNIFICANT CHANGES

    See Note 36 to our consolidated financial statements.

ITEM 9. THE OFFER AND LISTING

OFFER AND LISTING DETAILS

NATURE OF TRADING MARKET AND STOCK PRICE HISTORY

    The table below shows the high and low sales prices of the SGL`s American Depositary Receipts on the New York Stock Exchange for the periods indicated.

                                           AVERAGE
                                            DAILY
                                $ PER      TRADING
                              ADR(1)(2)     VOLUME(3)
                             ------------  --------
YEAR ENDED                   HIGH    LOW
---------------------------  -----  -----


December 31, 1998..........  44.13  19.25    3,200
December 31, 1999..........  28.75  13.25    2,800
December 31, 2000..........  37.25  16.25      700
December 31, 2001..........  22.00   4.60    1,200
December 31, 2002..........   8.45   1.60    1,600


                                           AVERAGE
                                            DAILY
                                $ PER      TRADING
                              ADR(1)(2)     VOLUME(3)
                             ------------  --------
QUARTER ENDED                HIGH    LOW
---------------------------  -----  -----

March 31, 2001 ............  22.00  10.70      2,300
June 30, 2001 .............  14.45   9.60      1,100
September 30, 2001.........  11.60   4.60      1,300
December 31, 2001..........   8.25   6.00      1,400
March 31, 2002.............   8.45   6.20      1,300
June 30, 2002..............   7.85   6.00      1,200
September 30, 2002.........   6.96   1.95      1,900
December 31, 2002..........   3.25   1.60      2,800
March 31, 2003.............   5.30   2.78      7,300


(1) Source: JP Morgan/Bloomberg.

(2) Each ADS represents one third of one share.

(3) Rounded to the nearest 100.

                                           AVERAGE
                                            DAILY
                                $ PER      TRADING
                              ADR(1)(2)     VOLUME(3)
                             ------------  --------
MONTH ENDED                  HIGH   LOW
---------------------------  ----  ----

October 31, 2002...........  3.25  1.60      3,300
November 30, 2002..........  2.80  2.15      3,900
December 31, 2002..........  3.07  2.60      1,100
January 31, 2003...........  4.60  2.78      2,700
February 28, 2003..........  4.30  3.57      2,600
March 31, 2003.............  5.30  4.10     16,000


(1) Source: JP Morgan/Bloomberg.

(2) Each ADS represents one third of one share.

(3) Rounded to the nearest 100.

The table below shows the high and low sales prices in Euro of SGL's shares on the Frankfurt Stock Exchange for the periods indicated.

                                             AVERAGE
                                              DAILY
                                [E] PER      TRADING
                                SHARE(1)    VOLUME(2)
                             -------------  ---------
YEAR ENDED                   HIGH    LOW
---------------------------  ------  -----
December 31, 1998..........  127.30  49.10    106,900
December 31, 1999..........   78.80  36.20     71,400
December 31, 2000..........  115.00  55.00     85,400
December 31, 2001..........   72.00  15.10     98,700
December 31, 2002..........   28.90   5.10    110,800


                                           AVERAGE
                                            DAILY
                               EURO PER    TRADING
                               SHARE(1)   VOLUME(2)
                              ----------  ---------
QUARTER ENDED                 HIGH   LOW
----------------------------  ----  ----
March 31, 2001..............  72.0  34.7     63,400
June 30, 2001...............  51.2  31.6    100,300
September, 2001.............  41.5  15.1     65,700
December 31, 2001...........  28.9  17.9    110,800
March 31, 2002..............  28.9  18.8     95,600
June 30, 2002...............  25.8  18.1     73,100
September 30, 2002..........  20.4   5.5     93,900
December 31, 2002...........   9.6   5.1    192,000
March 31, 2003..............  13.8   7.8    173,000


(1) Source: JP Morgan/Bloomberg.

(2) Rounded to the nearest 100.

    Share prices before January 1999 reported in Deutsche Mark were converted into Euro at the official fixed conversion rate of DM 1.95583 per [E]1.00.

                                            AVERAGE
                                             DAILY
                               EURO PER     TRADING
                               SHARE(1)    VOLUME(2)
                             ------------  ---------
MONTH ENDED                  HIGH    LOW
---------------------------  -----  -----
October 31, 2002...........   9.67   5.10    175,200
November 30, 2002..........   8.26   6.30    229,500
December 31, 2002..........    9.5    7.5    171,300
January 31, 2003...........  12.25   7.75    216,000
February 28, 2003..........  11.46   9.50    129,900
March 31, 2003.............  13.77  11.35    159,400


(1) Source: JP Morgan/Bloomberg.

(2) Rounded to the nearest 100.

    The entire share capital of SGL consists of the Shares. All Shares are in bearer form and freely transferable. On March 13, 2003, we had 22,184,958 Shares outstanding. The Shares are listed on the Frankfurt Stock Exchange under the trading symbol "SGL". The Shares are also listed in Germany on the Berlin, Bremen, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart stock exchanges. Since March 18, 1996, the Shares have been included in the MDAX Index. On March 24, 2003, the new index model of the Frankfurt Stock Exchange came into effect. SGL will remain in the MDAX, which now consists of only 50 companies.

    The ADRs, each representing one third of one Share, are listed on the NYSE under the trading symbol "SGG" and have traded on the NYSE since June 5, 1996. On January 14, 2003, we had 278,970 outstanding ADRs. The ADRs are issued under the terms of a Deposit Agreement, dated June 4, 1996, as amended as of February 22, 2000, among SGL, JPMorgan Chase Bank (formerly the Morgan Guaranty Trust Company of New York), as depositary, and the holders and beneficial owners from time to time of the ADRs issued thereunder.


PLAN OF DISTRIBUTION

    Not applicable.


SELLING SHAREHOLDERS

    Not applicable.


DILUTION

    Not applicable.


EXPENSES OF THE ISSUE

    Not applicable.

ITEM 10. ADDITIONAL INFORMATION

SHARE CAPITAL

    Not applicable.


MEMORANDUM AND ARTICLES OF ASSOCIATION

REGISTRATION AND CORPORATE PURPOSE

    SGL is registered in the commercial register (Handelsregister) of the local court (Amtsgericht) in Wiesbaden, Germany under the number HRB 9448. SGL's Articles of Association provide that the purpose of SGL is to operate as a holding company for a group of firms, particularly those that manufacture and market:

    * any kind of carbon products, especially industrial products of natural and artificial carbon and graphite,

    * materials and products on the base of carbon or graphite, such as fibers, composite materials, foils and process equipment including industrial facilities,

    *    other ceramic materials and products,

    *    corrosion resistant materials, and

    * other substances and products that can be produced or extracted in connection with these fields of activities.

    SGL may also itself engage in activities described above and may make resources and funds available to companies in which it holds an interest. In addition, SGL may establish, acquire, take holdings in or consolidate other companies, and is authorized to take shares in any kind of company, especially for the purpose of investing Group funds.

CORPORATE GOVERNANCE

    In contrast to corporations organized under the laws of the United States, German stock corporations are governed by three separate bodies: the annual general meeting of shareholders, the Supervisory Board and the Executive Committee. Their roles are defined by German law and by the corporation's Articles of Association, and may be described generally as follows:

    The annual general meeting of Shareholders ratifies the actions of the corporation's Supervisory Board and Executive Committee. It decides on the amount of the annual dividend, the appointment of an independent auditor, and certain significant corporate transactions. The law requires that an annual general meeting of shareholders must be held within the first eight months of each fiscal year.

    The Supervisory Board appoints and removes the members of the Executive Committee and oversees the management of the corporation. Although prior approval of the Supervisory Board may be required in connection with certain significant matters, the law does not ordinarily entitle the Supervisory Board to make management decisions.

    The Executive Committee manages the corporation's business and represents it in dealings with third parties. The Executive Committee submits regular reports to the Supervisory Board about the corporation's operations and business strategies, and prepares special reports upon request. No person may serve concurrently on the Executive Committee and the Supervisory Board of the same corporation.

MATTERS REGARDING THE POWERS OF DIRECTORS

    Under German law, the members of the Supervisory Board and of the Executive Committee of a stock corporation, such as SGL, have a duty of loyalty and care toward the company itself. They must act in the best interest of the company, its employees and, to a certain extent, the general public, and must exercise the standard of care expected from a prudent and diligent businessman in their actions. If an action of a member of the Supervisory Board or the Executive Committee is challenged, such member bears the burden of proving compliance with the applicable standard of care. Board members who violate their duties may be held jointly and severally liable for any damages, unless their actions were approved by the shareholders' meeting.

    A member of either the Supervisory Board or the Executive Committee may not participate in the adoption of any resolution that involves a transaction or settlement of a dispute between the company and the member, nor may a board member who is also a shareholder vote his or her Shares on any matter that concerns ratification of his or her own acts or the release of his or her obligations. The compensation of the Executive Committee is set by the Personnel Committee of the Supervisory Board and the compensation of the Supervisory Board is set in SGL's Articles of Association as determined by the shareholders. Therefore, no member of any board may participate in the adoption of a resolution affecting his or her own compensation. Pursuant to our corporate governance guidelines we have not granted and do not intend to grant loans to any member of the Supervisory Board or the Executive Committee.

    Pursuant to Article 10 of the Articles of Association of SGL, the Executive Committee must have the approval of the Supervisory Board in order to enter into the following transactions if they exceed SGL's ordinary course of business:

    * acquisition, disposal or encumbrance of real estate, rights equivalent to real property and rights to real estate;

    * commencement of new or discontinuance of existing lines of production or business;

    *    issuing of debt and long-term borrowing;

    *    acceptance of guarantees, sureties and similar liabilities;

    *    granting loans and other credits;

    *    opening and closing branch offices; or

    *    purchasing or disposing of interests in other companies.

    The Articles of Association of SGL do not specify age limits at which the members of the Supervisory Board or Executive Committee of SGL must resign their office. However, it is customary for the service contracts between SGL and the members of its Executive Committee to provide for retirement at age 65. Neither the members of the Supervisory Board nor those of the Executive Committee are required to own Shares in order to hold their offices. For further discussion of the Supervisory Board and Executive Committee of SGL, see
Item 6, "Directors, Senior Management and Employees".

MATTERS REGARDING THE RIGHTS ATTACHING TO SHARES

    The capital stock of SGL consists of the Shares, which are ordinary bearer shares without par value (Stuckaktien). The Shares grant each shareholder an equal right to receive dividends and participate in any surplus in the event of liquidation in proportion to his or her shareholding. With respect to dividends, Article 3 of SGL's Articles of Association allows dividend rights, in the event of a capital increase, to be limited or even excluded for new issues of Shares. No such limitation or exclusion has been implemented as of the date hereof. Pursuant to German law, dividends may only be paid out of distributable profits as they are shown in the German statutory annual financial statements of SGL, and the decision to pay dividends is made by the annual shareholders' meeting. If a valid resolution to pay out dividends has been made, a shareholder's right to make a claim to receive such dividends would generally be time barred after expiration of the applicable period of limitation. Each Share carries one vote, and gives its owner the right to attend, pose questions and speak at the shareholders' meeting, as well as to file a judicial challenge to any resolution adopted. Cumulative voting is not permitted. Although staggered terms are not explicitly provided for in German law and are not foreseen by SGL's Articles of Association, it would be possible to create such terms.

    The Shares grant each shareholder a preemptive right to subscribe, in proportion to his or her shareholding, to any new issues of Shares. However, pursuant to German law, such preemptive rights may be excluded for individual issues of shares (including in connection with conditional and authorized capital) by a vote of 75% of the share capital in attendance at a shareholders' meeting. SGL has excluded preemptive rights on certain new issues of Shares in connection with its stock option plans. See "Item 6 Directors, Senior Management and Employees -Management Incentive Plans".

    German stock corporations may, in certain circumstances, repurchase their own shares. The German Stock Corporation Act generally limits share repurchases to 10% of our share capital. The Articles of Association of SGL do not prohibit such repurchases. The annual general meeting decided in April 2002 to allow SGL to repurchase up to 10% of the stock available at that time. The shares of a German stock corporation are generally non-assessable, and no provision has been made in the Articles of Association of SGL for further capital calls.
Neither German law nor SGL's Articles of Association contain any provision discriminating against any existing or prospective holder of Shares as a result of such shareholder owning a substantial number of Shares.

CHANGES TO THE RIGHTS OF SHAREHOLDERS

    In principle, all changes to the rights of shareholders require an amendment of the Articles of Association by a resolution of the majority of the share capital in attendance at the relevant shareholders' meeting. In addition, changes to most rights attaching to shares require the explicit consent of all those shareholders who are negatively affected by the change. There are also certain shareholder rights, such as the right to attend a shareholders' meeting, that may not be changed under German law, even with the shareholder's consent. SGL's Articles of Association do not provide for any conditions that extend beyond the requirements of law.

CONVENING AND PARTICIPATING IN SHAREHOLDERS' MEETINGS

    Pursuant to German law, the Supervisory Board and the Executive Committee may call a shareholders' meeting. In addition, shareholders who together own at least 5% of the outstanding Shares may request the Executive Committee to call a shareholders' meeting. The call to meeting must be published in a business newspaper at least one month before the meeting, and must contain the items of the agenda to be addressed at the meeting. There is no minimum quorum requirement for shareholder meetings.

    According to the Articles of Association of SGL, shareholders must, in order to attend and vote at a shareholders' meeting, deposit their Shares at a designated location at least seven days before the shareholders' meeting and keep them deposited until after the close of the meeting. Deposit is also deemed to be made if Shares are blocked in a securities account in favor and with the approval of a designated depository for the same time frame. The Articles of Association of SGL also provide that if share certificates are not issued, the Executive Committee may require shareholders to register with SGL at least three days prior to the meeting.

LIMITATIONS ON RIGHTS TO OWN SHARES

    No limitations, in particular no limitations on ownership by non-residents, exist on the rights to own or to vote the Shares of SGL.

LIQUIDATION RIGHTS

    In accordance with the German Stock Corporation Act, if we were liquidated, any liquidation proceeds remaining after all our liabilities have been paid off would be distributed among our shareholders in proportion to the number of Shares they hold.

CHANGE OF CONTROL

    The Articles of Association of SGL contain no provision that would have an effect of delaying, deferring or preventing a change in control of SGL in the context of a merger, acquisition or corporate restructuring.

DISCLOSURE OF SHAREHOLDINGS

    The Articles of Association of SGL do not contain any provision requiring the disclosure of share ownership in SGL. However, under the German Securities Trading Act, holders of voting securities of a German corporation listed on a stock exchange within the European Union must notify SGL of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which are currently set at 5%, 10%, 25%, 50% and 75% of a company's outstanding voting rights. See Item 7, "Major Shareholders and Related Party Transaction -- Major Shareholders" If a shareholder fails to notify the company or the Federal Supervisory Authority for Securities Trading as required, he or she cannot exercise any rights associated with the Shares for as long as the default continues.

    The German Securities Trading Act also contains rules designed to ensure the attribution of shares to the person who has effective control over the exercise of the voting rights attached to those shares.

    In addition, on November 30, 2001, the German legislature enacted into law certain amendments to the German Securities Trading Act, effective January 1, 2002, that extend these reporting requirements to holders of the voting securities of German corporations admitted to trading in an organized market (Organisierter Markt) of a stock exchange within the European Union or the European Economic Area. The amendments also require the holders of 30% or more of the outstanding voting rights of a covered security to report such holdings immediately upon, or at the latest within seven days of, acquiring such rights.


MATERIAL CONTRACTS

SYNDICATED CREDIT FACILITIES AGREEMENT

    On December 20, 2002, we entered into a credit facilities agreement with a syndicate of lenders led by Deutsche Bank AG and Dresdner Bank AG in the amount of [E]495 million*. Deutsche Bank Luxembourg S.A. serves as facility agent for the syndicate as well as security agent. We have attached the syndicated credit facilities agreement as an exhibit to this annual report. The facilities under the credit facilities agreement are Term Facility A, Term Facility B and Term Facility C, each a term loan, and a revolving credit facility. The credit facilities agreement is governed by German law.

    The following table summarizes the four facilities under the credit facilities agreement as of April 7, 2003:

                                                                                MAXIMUM    PRINCIPAL
                                                                              PRINCIPAL       AMOUNT
FACILITY            BORROWER                             FINAL MATURITY          AMOUNT  OUTSTANDING
------------------  -----------------------------------  --------------  --------------  -----------
                                                                         ([E] MILLIONS)


Term Facility A...  SGL Carbon AG; various subsidiaries    May 31, 2005             335          335
Term Facility B...  SGL Carbon AG                          May 31, 2005              85(1)        85
Term Facility C...  SGL Carbon AG                        Sept. 30, 2007              20           20
Revolving Facility  SGL Carbon AG; various subsidiaries    May 31, 2005              55           --
                                                                         --------------  -----------
Term Total:.......                                                                  495          440
                                                                         ==============  ===========


(1) As of October 24, 2002; includes [E]4.8 million in capitalized interest accruing at an annual rate of 6.04% from October 24, 2001.

Term Facility A

    The Term Facility A loan serves to refinance existing debt to the lenders under the facility and other lenders as well as to repay intercompany debt owed by certain Group subsidiaries to the parent company or other subsidiaries. In most cases, SGL Group companies receiving amounts borrowed under Term Facility A in repayment of intercompany loans are, in turn, required to use those amounts to repay existing bank debt. The following table shows the SGL Group borrowers, the amount of their borrowings under the facility and the loan or loans the borrower is refinancing through its drawings under Term Facility A:



* In addition our Polish subsidiaries entered into a credit facility agreement with BNP Paribas Bank Polska S.A. in the amount of [E]15 million. This facility is governed by Polish Law.

                                                                                    MAXIMUM
                                                                                  PRINCIPAL
                       JURISDICTION OF                                            AMOUNT OF
BORROWER               INCORPORATION    LOAN REPAID                               BORROWING
---------------------  ---------------  -----------------------------------  --------------
                                                                             ([E] MILLIONS)


SGL Carbon AG........  Germany          Bank debt                                       160
SGL Beteiligung GmbH.  Germany          Loan from SGL Carbon AG1                         20
SGL ACOTEC GmbH......  Germany          Loan from SGL Carbon AG1                         15
SGL Technologies GmbH  Germany          Bank debt/ Loan from SGL Carbon AG1              25
SGL Brakes GmbH......  Germany          Loan from SGL Carbon AG1                         20
SGL Carbon S.p.A.....  Italy            Bank debt                                        20
SGL Carbon S.A.......  Spain            Bank debt                                         5
SGL Carbon LLC.......  USA              Loan from SGL Carbon AG1                         70
                                                                             --------------
Total:...............                                                                   335
                                                                             ==============


(1) SGL Carbon has used funds received in repayment of these intercompany loans to repay bank debt.

    Under Term Facility A, we are required to repay a total of [E]25 million on each of December 30, 2003, June 30, 2004, and December 30, 2004, with a final payment of the remaining outstanding amount on May 31, 2005.

    Term Facility A permits SGL Carbon LLC to draw upon Term Facility A in U.S. dollars in an amount up to the dollar equivalent of [E]70 million as of the date of the drawing. SGL Carbon LLC drew its portion of Term Facility A again on April 7, 2003 entirely in dollars, in a total amount of $75.8 million.

Term Facility B

    Under Term Facility B, the lending banks agreed to issue a letter of credit in favor of the European Union. This letter of credit replaced earlier letters of credit issued in connection with our appeal against fines imposed by EU competition authorities. The letter of credit is in a total amount of [E]85 million, of which [E]4.8 million represents interest under the earlier letters of credit capitalized at an annual rate of 6.04% from October 24, 2001 through October 24, 2002.

    This letter of credit is to be returned to the lending banks if the EU waives its requirement that we provide the letter of credit in connection with the appeal process and, in any event, on May 31, 2005, the facility termination date. If the EU reduces the amount that we are required to provide in the form of a letter of credit, the existing letter of credit will be replaced by another in the reduced amount.

Term Facility C

    The Term Facility C loan amounts to [E]20 million. This loan refinances a loan granted by Kreditanstalt fur Wiederaufbau (KfW). We will apply all amounts borrowed under Term Facility C towards discharging our payment obligations under the KfW loan agreement. Under Term Facility C, we are required to repay [E]2,333,335 on September 30, 2004, [E] 2,333,333 on each of March 31, 2005,
September 30, 2005, March 31, 2006, September 30, 2006 and March 31, 2007, and [E]6,000,000 on September 30, 2007. After May 31, 2005, repayment obligations under Term Facility C are governed by the terms of the KfW loan agreement.

Revolving Credit Facility

    The revolving line of credit facility may be drawn at any time up to one month before the facility termination date of May 31, 2005. We may use funds drawn under the Revolving Credit Facility for general corporate purposes. We may not, however, use these funds to make or declare any dividend, any return on capital, or repay capital contributions or any other payment in respect of share capital, or to refinance the convertible bond due 2005 or to repay other financial indebtedness incurred after December 20, 2002.

    The maximum principal amount under the Revolving Credit Facility is [E]55 million. We may draw down loans under this facility in a minimum principal amount of [E]5 million. No more than 12 loans may be outstanding under the Revolving Credit Facility at any one time. Each loan is to be repaid on the last date of its interest period.

    Drawings under the Revolving Credit Facility may be denominated in euros or in dollars. As of April 7, 2003, no amounts were outstanding under the Revolving Credit Facility.

Interest rate and interest periods

    Amounts drawn under the credit facilities agreement bear interest at a rate composed of a variable margin over Euribor (or Libor if drawn in US dollars) plus mandatory costs to compensate lenders for the costs of compliance with regulatory requirements, if applicable. Mandatory costs do not, and we believe that they will not, represent a material component of the interest rate under these facilities.

    The applicable Euribor or Libor rate is that provided by Reuters. If Reuters is not available, the Euribor or Libor rate will be determined on the basis of rates provided by Deutsche Bank Luxembourg S.A., Dresdner Bank and Commerzbank AG, designated as reference banks for the credit facilities agreement.

    The initial margin over Euribor or Libor is 2.75% annually. Every six months thereafter the margin is reset on the basis of our consolidated net debt to EBITDA ratio as determined on the basis of quarterly reports for the previous four quarters. The following table shows the various applicable margins:

                                                                          ANNUAL
                                                                          MARGIN
NET DEBT TO EBITDA RATIO                                                RATE (%)
--------------------------------------------------------------------  ----------

           > 4.0....................................................        2.75
<= 4.0 and > 3.5....................................................        2.50
<= 3.5 and > 3.0....................................................        2.25
<= 3.0 and > 2.5....................................................        1.75
<= 2.5 and > 2.0....................................................        1.50
<= 2.0 and < 1.0....................................................        1.00
          <= 1.0....................................................        0.75


    If the principal amount outstanding under Term Facility A exceeds [E]200 million on or after December 31, 2003, the applicable margin is increased by an annual 0.50%. The applicable margin will be further increased by an annual 1.00% if the principal amount outstanding under Term Facility A exceeds [E]175 million on or after June 30, 2004. In addition, in the event of a default under the credit facilities agreement, the margin is reset to an annual rate of 4.00% until the default is remedied or waived.

Voluntary and mandatory prepayment

    We may prepay part or all of the Term Facility A, without premium or penalty, on the last date of the availability period relating to that loan. We may provide cash collateral to reduce the issuing bank's letter of credit proportion under the letters of credit issued under the Term Facility B. We may not prepay (without consent of the Term Facility C loan lender) the whole or any part of the Term Facility C loan. Except with respect to Term Facility C, we may also cancel all remaining commitments and prepay any amounts owed under an available commitment in a minimum amount of [E]500,000. We may also cancel any amount owing to any single lender, fronting bank or issuing bank that makes a claim for certain additional payments such as those relating to increased bank regulatory capital costs or tax gross-ups.

    The credit facilities agreement requires partial or complete prepayment of loans under certain circumstances. These include the following:

        * Prepayment out of excess cash flow. Within 30 days after the availability of consolidated financial statements for a given fiscal year, we must apply 50% of our excess cash flow for that year towards payment of amounts outstanding under the credit facilities agreement. For the purposes of the syndicated credit facilities, "excess cash flow" means our consolidated cash flow minus capital expenditures, antitrust or competition fines and scheduled repayments under Term Facility A.

        * Prepayments out of proceeds from securities issuances. We must apply 100% of the net proceeds from the issuance by SGL or any subsidiary of debt securities, and 75% of the net proceeds from any issuance of equity securities, towards payment of amounts outstanding under the credit facilities agreement.

        * Prepayments out of proceeds from asset disposals or insurance. We must generally apply towards payment of amounts outstanding under the credit facilities agreement any proceeds from a sale of assets or any insurance claim payments relating to insured assets (unless we use these payments to replace the insured assets or to compensate insured costs within 180 days of receipt) in excess of [E]250,000, up to an annual maximum of [E]5 million. However, we are not required to use the proceeds from the sale of our electrical carbons business unit to prepay debt under the credit facilities agreement.

        * Change of control prepayment. Any lender may, at its option, require us to cancel its portion of unused commitments under the credit facilities agreement and to prepay any amounts drawn from that lender under the facilities upon not less than 30 days' notice if any person (or group of persons acting in concert) acquires control of SGL.

Security

    In order to secure claims under the credit facilities agreement, SGL and various subsidiaries have granted a number of security interests for the benefit of the lenders and the other secured parties. These include:

        * Pledges of shares held by SGL in SGL Beteiligung GmbH, SGL Acotec GmbH, SGL Carbon GmbH, SGL Technologies GmbH, by SGL Acotec GmbH in KCH Beteiligungs GmbH and by SGL Technologies GmbH in SGL Brakes GmbH;

        *   Pledges  of bank  accounts  held  by  SGL,  SGL  Carbon  GmbH,  SGL
            Beteiligung GmbH, SGL Acotec GmbH, SGL Technologies GmbH, SGL Brakes GmbH and KCH Beteiligungs GmbH;

        * Security assignments of accounts receivable by SGL, SGL Carbon GmbH, SGL Beteiligung GmbH, SGL Acotec GmbH, SGL Technologies GmbH, SGL Brakes GmbH and KCH Beteiligungs GmbH;

        * Security transfers of movable fixed assets and inventory held by SGL Carbon GmbH, SGL Acotec GmbH, SGL Technologies GmbH and SGL Brakes GmbH;

        *   Security  assignments of  intellectual  property rights by SGL, SGL
            Carbon  GmbH,   SGL   Beteiligung   GmbH,   SGL  Acotec  GmbH,  SGL
            Technologies GmbH, SGL Brakes GmbH and KCH Beteiligungs GmbH; and

        *   A mortgage over real property by SGL.

    The credit facilities agreement originally provided for other security interests to be granted by and over the Group's material subsidiaries in various jurisdictions, including Austria, Canada, England, France, Italy, Poland, Scotland, Spain and the United States by March 20, 2003. This period has been extended to May 6, 2003.

Restrictive Covenants

    The credit facilities agreement includes a number of restrictive covenants typical for credit facilities of this nature, including:

        *   Restrictions on disposals of assets;

        *   Restrictions on changes of the financial year;

        * No changes to the constitutional documents of any member of the group without the prior written consent of the facility agent;

        *   Maintenance and protection of intellectual property rights;

        * Restrictions on treasury transactions and other foreign exchange transactions other than as permitted under the credit facilities agreement or in the ordinary course of business; and

        * No acquisitions and joint ventures, unless permitted under the credit facilities agreement.

    The above restrictions do not directly apply to SGL or to its subsidiaries incorporated in Germany. These companies must notify the facility agent if they intend to take any of the actions above. The lenders will determine within a pre-determined time limit whether such actions would constitute an event of default if implemented. In addition, the credit facilities agreement restricts the ability of SGL's Executive Committee to propose that the annual general meeting of shareholders declare a dividend. The agreement does not restrict the ability of the Supervisory Board to propose a dividend, nor does it restrict the ability of the shareholders to declare a dividend at their annual general meeting.

Financial Covenants

    The credit facilities agreement provides for a number of financial covenants typical for credit facilities of this nature, pursuant to which SGL has to meet certain net worth, interest cover and leverage ratios at all times during the term of the credit facilities agreement.

Events of Default

    The credit facilities agreement contains provisions typical for credit facilities of this nature specifying that certain actions or omissions by us will or can constitute a default under the agreement. These events include breaches of covenants or failure to pay interest or principal on loans under the credit facilities as they become due. In the event of a default that is not cured or waived, the agreement provides the lenders with certain remedies that may be exercised at the election of lenders representing a majority of the then outstanding principal amount under the facilities. These remedies include acceleration of all outstanding amounts, cancellation of all remaining commitments and exercise of security interests that we have granted.

    In addition, we will be in default if any new competition law related civil proceeding is instituted against any member of the SGL Group or if any competition law-related fines in an aggregate amount exceeding [E]2.5 million are assessed against any member of the SGL Group by administrative authorities, or if any of the fines assessed in connection with the existing competition law proceedings of [E]80.2 million and [E] 27.8 million are increased by an amount exceeding [E]2.5 million. Should this default occur, however, the lenders may not immediately accelerate the loans. Rather, the credit facilities agreement requires them, before accelerating, to negotiate with us in good faith for up to 30 days with a view to continuing the credit facilities agreement.


EXCHANGE CONTROLS


At the present time, Germany does not restrict the export or import of capital, except for certain direct investments in areas covered by United Nations embargoes and certain other countries and individuals subject to embargoes in accordance with German law. However, for statistical purposes with certain exceptions, every corporation or individual residing in Germany must report to the German Central Bank any payment received from or made to a non-resident, corporation or individual if the payment exceeds [E]12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident corporation or individual against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate [E]1.5 million (or the equivalent in a foreign currency) at the end of any calendar month. There are no limitations on the right of non-resident or foreign owners to hold or vote the Shares or the ADSs imposed by German law or the Articles of Association of SGL.

TAXATION

GERMAN TAXATION

    The following discussion is a summary of the material German tax consequences for beneficial owners of Shares or American Depositary Shares who are (i) not German residents for German income tax purposes (i.e., persons whose residence, habitual abode, statutory seat or place of effective management and control is not located in Germany) and (ii) whose Shares do not form part of the business property of a permanent establishment or fixed base in Germany. Throughout this section we refer to these owners as "non-German Holders".

    This summary is based on German tax laws and typical tax treaties to which Germany is a party, as they are in effect on the date hereof, and is subject to changes in German tax laws or such treaties. The following discussion does not purport to be a comprehensive discussion of all German tax consequences that may be relevant for non-German Holders. You should consult your tax advisor regarding the German federal, state and local tax consequences of the purchase, ownership and disposition of Shares or ADSs and the procedures to follow for the refund of German taxes withheld from dividends.

Taxation in Germany

    For the fiscal year 2003 the corporate income tax rate was increased from 25% to 26.5% plus 5.5% solidarity surcharge thereon, amounting to a total of 27.9575%. From 2004 on, the former rate of 25% plus 5.5% solidarity surcharge will be applicable again. According to the transition rules applicable in connection with the German Tax Reform and the change from the corporate income tax credit system to the new system, a corporate income tax reduction in the amount of 1/6 of the distributions of earnings that were taxed under the old credit system applies. This results from the fact that distributed earnings were taxed under the credit system only at a rate of 30%, while retained earnings were taxed at a rate of 40%. German corporations are also subject to profit-related trade tax on income, the exact amount of which depends on the municipality in which the corporation maintains its business establishment(s). Trade tax on income is a deductible item in computing the corporation's tax base for corporate income tax purposes.

Dividends

    To avoid multiple levels of taxation in a corporate chain, German corporate income tax law provides for an exemption comparable to a full dividend-received deduction for inter-corporate dividends received by a German corporate shareholder, irrespective of ownership percentage. This exemption applies for trade tax purposes only if the corporate shareholder holds at least 10% in SGL. German resident individuals must recognize 50% of the dividends received as taxable income.

Withholding Tax

    The withholding tax rate on dividends is 20%. In addition, the solidarity surcharge of 5.5% on the withholding tax will be retained, resulting in a total withholding from dividends of 21.1%. The withholding tax rate may be reduced for non-German Holders by an applicable double tax treaty. Under most double tax treaties the withholding tax rate is reduced to 15%. To reduce the withholding to the applicable treaty rate of 15%, a non-German Holder may apply for a refund of withholding taxes paid. The refund amounts to 6.1% of the declared dividend for dividend distributions withheld at the rate of 21.1%. The application for refund must be filed with the German Federal Tax Office (Bundesamt fur Finanzen, Friedhofstrasse 1, D-53221 Bonn, Germany). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates.

Special Tax Rules for U.S. Holders

    Under the United States-German Income Tax Treaty, the withholding tax rate is reduced to 15% of the gross amount of the dividends for shareholders holding less than 10% in SGL. Otherwise, the withholding tax rate is reduced to 5%. Therefore, in most cases eligible U.S. holders will be entitled to receive a repayment from the German tax authorities equal to 6.1% of the declared dividend. Accordingly, for a declared dividend of 100, an eligible U.S. holder initially will receive 78.9 (100 minus the 21.1% withholding tax). The eligible U.S. holder is then entitled to a refund from the

German tax authorities of 6.1 and will, as a result, effectively receive a total of 85 (i.e., 85% of the declared dividend). Thus, the eligible U.S. holder will be deemed to have received a dividend of 100, subject to German withholding tax of 15.

    Under the Treaty, a U.S. holder will generally not be liable for German tax on capital gains realized or accrued on the sale or other disposition of Shares or ADSs. However, under certain circumstances, the Treaty does allow Germany a limited right to tax former German resident holders of a substantial interest (at least 25%) in SGL on such capital gains.

Dividend Refund Procedure for U.S. Holders

    For Shares and ADSs kept in custody with The Depositary Trust Company in New York or one of its participating banks, the German tax authorities have introduced a collective procedure for the refund of German withholding tax and the solidarity surcharge thereon, on a trial basis. Under this procedure, DTC may submit claims for refunds payable to U.S. holders under the Treaty collectively to the German tax authorities on behalf of these eligible U.S. holders. The German Federal Tax Office will pay the refund amounts on a preliminary basis to DTC, which will redistribute these amounts to the eligible United States holders according to the regulations governing the procedure. The Federal Tax Office may review whether the refund was made in accordance with the law within four years after making the payment to DTC. Details of this collective procedure are available from DTC.

    Alternatively, a new simplified collective refund procedure has been introduced, the so-called Datentragerverfahren. Financial institutions which deal with dividend distributions of SGL (for example, custodian banks or clearing offices) or SGL itself may apply to participate in this procedure at the German Federal Tax Office. Upon acceptance, the participant may electronically  file  collective  refund  claims  with the German  Federal  Tax
Office.

    Individual claims for refund may be made on a special German form, which must be filed with the German Federal Tax Office, Friedhofstrasse 1, 53221 Bonn, Germany. Copies of the required form may be obtained from the German Federal Tax Office at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington D.C. 20007-1998. Alternatively, the form can be downloaded from the following website:

www.bff-online.de/Steuer_Vordrucke/KSt_KapSt/
               ClaimRefundWithholdingTaxesDividends_Interests.pdf

    Claims must be filed within a four-year period from the end of the calendar year in which the dividend was received. Holders who are entitled to a refund in excess of [E]153.39 for the calendar year generally must file their refund claims on an individual basis. However, the custodian bank may be in a position to make refund claims on behalf of such holders.

    As part of the individual refund claim, an eligible United States holder must submit to the German tax authorities the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS form 6166 of its last United States federal income tax return. IRS Form 6166 may be obtained by filing a request with the Internal Revenue Service Center in Philadelphia, Pennsylvania, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certifications must include the eligible United States holder's name, Social Security Number or Employer Identification Number, tax return form number, and tax period for which the certification is requested. Requests for certification can include a request to the Internal Revenue Service to send the certification directly to the German tax authorities. If no such request is made, the Internal Revenue Service will send a certification on IRS Form 6166 to the eligible United States holder, who then must submit this document with its claim for refund.

Capital Gains

    Under German domestic tax law as currently in effect, capital gains derived by an individual non-German Holder from the sale or other disposition of Shares or ADSs are subject to tax in Germany only if such non-German Holder has held, directly or indirectly, Shares or ADSs representing 1% or more of the registered share capital of SGL at any time during the 5-year period immediately preceding the disposition.

    Corporate non-German Holders will be fully exempt from German tax on capital gains derived on or after January 1, 2002 from the sale or other disposition of Shares or ADSs.

    Under most double tax treaties, a non-German Holder will not be liable for German income tax on capital gains realized or accrued on the sale or other disposition of Shares or ADSs. This applies also under the United States-German Income Tax Treaty.

    Individuals owning at least 1% of the Shares who gave up residence in Germany and have become residents of the United States can be liable for German tax on capital gains under the Treaty if certain prerequisites are met.

Inheritance and Gift Tax

    Under German law, German gift or inheritance tax will generally be imposed on transfers of Shares or ADSs by a gift or on the death in the following situations:

        * The donor or transferor, or the heir, donee or other beneficiary, was domiciled in Germany at the time of the transfer or, with respect to German citizens who are not domiciled in Germany, the donor, transferor or beneficiary has not been continuously outside of Germany for a period of more than 5 years; or

        * The shares or ADSs subject to such transfer form part of a portfolio that represents 10% or more of the registered share capital of SGL and that has been held directly or indirectly by the donor or transferor himself or together with a related party.

    The few German estate tax treaties currently in force, including the treaty with the United States, usually provide that German gift or inheritance tax may only be imposed in situations falling under the first condition above.

Other Taxes

    No German transfer, stamp or other similar taxes apply to the purchase, sale or other disposition of Shares or ADSs by non-German Holders. As a result of a judicial decision, the German net worth tax (Vermogensteuer) was abolished.

Tax Reform

    On February 21, 2003, the German Parliament (Bundestag) adopted the Tax Privilege Reduction Act, which was rejected by the Federal Council (Bundesrat) on March 14, 2003. Therefore, the Tax Privilege Reduction Act was submitted to the mediation committee (Vermittlungsausschuss). It is not clear whether any of the intended amendments will finally come into force as the parliamentary opposition, which has the majority in the Federal Council, has stated that it is not willing to accept most of the suggested amendments. The following proposed provisions, if enacted, could become relevant:

        * As described before, "old" profits which were derived under the German corporate income tax credit system entitle the distributing corporation to a corporate income tax credit in the amount of 1/6 of the distributions with no further restrictions; that is, all "old" profits can be distributed at once. It is intended to reduce the permitted tax credit to a certain amount per year or to have a moratorium with respect to the tax credits for a certain time period.

        * It is discussed whether corporate shareholders shall become liable to a capital gains tax upon the sale or other disposition of Shares or ADSs at a flat rate of 15%. However, this will not become relevant for non-German Holders as under most double tax treaties a non-German shareholder will not be liable for German income tax on those capital gains as long as the shares are not held by a German permanent establishment. This applies also under the U.S.-German Income Tax Treaty.

UNITED STATES TAXATION

    This section describes the material United States federal income tax consequences of owning and disposing of Shares or ADSs. It applies to you only if you are a U.S. holder (as defined below) and holds the Shares or ADSs as capital assets for tax purposes. This section does not address all material tax consequences of owning and disposing Shares or ADSs. It does not address special classes of holders, some of whom may be subject to other rules, including:

        *   tax-exempt entities,

        *   certain insurance companies,

        *   broker-dealers,

        * traders in securities that elect to mark to market method of accounting for securities holdings,

        *   investors liable for alternative minimum tax,

        * investors that actually or constructively own 10% or more of our voting stock,

        * investors that hold shares or ADSs as part of a straddle or a hedging or conversion transaction, or

        *   investors whose functional currency is not the U.S. dollar.

    This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, and published rulings and court decisions, as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis.

    In addition, this section is based in part upon the representations of JPMorgan Chase Bank, the depositary for our American Depositary Receipt program. Assuming that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will generally be treated as the owner of the Shares represented by those ADSs.
Exchanges of Shares for ADSs, and ADSs for Shares, generally will not be subject to United States federal income tax.

    You are a "U.S. holder" if you are a beneficial owner of Shares or ADSs and you are:

        *   an individual citizen or resident of the United States,

        * a corporation organized under the laws of the United States or any state thereof or the District of Columbia, or

        * an estate whose income is subject to United States federal income tax regardless of its source, or

        * a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

    This discussion addresses only United States federal income taxation. U.S. holders should consult their tax advisor regarding the United States federal, state, local and other tax consequences of owning and disposing of Shares and ADSs in their particular circumstances. In particular, they should confirm that they are eligible for the benefits under the Treaty with respect to income and gain from the Shares or ADSs.

Taxation of Dividends

    Under the United States federal income tax laws, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits, as these amounts are determined for United States federal income tax purposes. You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. See the paragraph under "--German Taxation -- Special Tax Rules for U.S. Holders" for examples of how to compute the amount of dividends received. The dividend is ordinary income that you must include in income when you, in the case of Shares, or JPMorgan Chase Bank, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the gross distribution (including German taxes withheld), determined at the spot euro/ U.S. dollar rate on the date the dividend distribution is includable in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

    Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a nontaxable return of capital to the extent of your basis in the Shares or ADSs and thereafter as a capital gain.

    Subject to certain limitations, the German tax withheld in accordance with German law and the Treaty and paid over to Germany may be claimed as a foreign tax credit against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See "--German Taxation -- Dividend Refund Procedure for U.S. Holders" above for the procedures for obtaining a tax refund.

    Dividends distributed by us will generally constitute income from sources outside the United States and will generally be categorized as "passive income" or "financial services income", each of which are treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

    The United States Treasury has expressed concerns that parties to whom ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits. Accordingly, the creditability of German withholding tax on dividends could be affected by future actions that may be taken by the United States Treasury.

Taxation of Capital Gains

    Upon a sale or other disposition of Shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and your adjusted tax basis in the Shares or ADSs. This gain or loss generally will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if your holding period in the Shares or ADSs exceeds one year. The deductibility of capital losses is subject to significant limitations. If you are an individual U.S. holder of Shares or ADSs, any capital gain generally will be subject to tax at preferential rates, provided certain holding periods are met.

Passive Foreign Investment Company

    We believe that SGL is not currently a PFIC for U.S. federal income tax purposes. However, an actual determination of PFIC status is fundamentally factual in nature and must be made annually as of the close of each fiscal year and is therefore is subject to change. We urge you to consult your own tax advisers regarding possible application of the PFIC rules to your ownership and disposition of Shares or ADSs.

U.S. Information Reporting and Backup Withholding

    Dividend payments on the ADSs or Shares and proceeds from the sale or other disposition of ADSs or Shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 30%. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number or certificate of foreign status or if you are otherwise exempt from backup withholding. U.S. holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S. related financial intermediaries.

    Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

DIVIDENDS AND PAYING AGENTS

    Not applicable.


STATEMENTS BY EXPERTS

    Not applicable.


DOCUMENTS ON DISPLAY

    We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. Members of the general public may read and copy these materials, including this annual report and the exhibits thereto, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 233 Broadway, New York, New York 10274, and may also obtain copies of the materials by mail from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a website at
www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. You may access our annual report 2002 and some of the other information we submit to the SEC through this website. In addition, you may inspect material we file at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.


SUBSIDIARY INFORMATION

    Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The global nature of our business exposes our operations, financial results and cash flows to a number of risks, including those listed below.

        * Interest rate fluctuations. We are exposed to changes in interest rates. Our primary interest rate exposure is to fluctuations in short-term European and U.S. interest rates.

        * Currency exchange rate fluctuations. We are exposed to fluctuations between the Euro and other major world currencies. The majority of our currency fluctuation risk is between the Euro and the U.S. dollar. In addition, we are exposed to fluctuations between the euro and the U.K. pound sterling and between the euro and the Polish zloty.

        * Commodity price fluctuations. We are exposed to possible increases in raw material prices. We may not be able to pass any such increases on to our customers.

        * Credit risk. We are exposed to credit risk with respect to the counterparties in our transactions.

    Any of these risks could harm our operating results and financial condition. These risks are similar to the risks to which we were exposed in the prior year.

    The tables below present certain information regarding our use of derivative financial instruments. You should read these tables in conjunction with Item 3, "Key Information -- Selected Financial Data -- Exchange Rates" and the notes to our consolidated financial statements. All financial instruments in the tables below are used to manage market risks to which we are exposed. We do not purchase or sell derivative financial instruments for trading purposes.


INTEREST RATE RISK MANAGEMENT

    We are exposed to interest rate risks through our debt instruments. We manage this risk exposure through the use of interest rate swaps and interest rate caps.

    The following tables provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates as of December 31, 2002. For our fixed rate and variable rate debt, the table presents principal amounts at the December 31, 2002 exchange rate and the related weighted average interest rates by expected maturity date. Weighted average variable rates are based on implied zero coupon rates in the yield curve. For interest rate swaps and caps, the table presents notional amounts and weighted average interest rates or strike rates by expected maturity date. Weighted average variable rates are based on the implied forward rates as of December 31, 2002. The information is presented in euro equivalents, which is our reporting currency.


INTEREST RATE RISK MANAGEMENT
                PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY
                              AVERAGE INTEREST RATE

                                                                                         FAIR VALUE
                                                                                       DECEMBER 31,
                                  2003   2004   2005   2006   2007  AFTER 2007  TOTAL          2002
                                 -----  -----  -----  -----  -----  ----------  -----  ------------
                                                    ([E] EQUIVALENT IN MILLIONS)
DEBT, INCLUDING CURRENT PORTION
Fixed rate ([E])...............    6.1    5.3  141.4    7.7   21.4         8.0  189.9         170.6
Average interest rate..........  4.47%  5.44%  3.61%  5.52%  5.77%
Variable rate ([E])............  152.7          71.6                            224.3         225.7
Average interest rate..........  5.22%         4.07%

Variable rate (U.S. $).........    6.8                                            6.8           6.8
Average interest rate..........  2.80%

Variable rate (GBP.............    7.3                                            7.3           7.3
Average interest rate..........  4.32%

Variable rate (PLN.............   19.8                                           19.8          19.8
Average interest rate..........  8.13%
Other currencies...............    0.4                                            0.4           0.4


    Other currencies in which we have issued debt are the Canadian dollar and the Chinese yuan.

INTEREST RATE RISK MANAGEMENT
                PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY
                AVERAGE INTEREST (SWAP) RATE/OPTION STRIKE PRICE

                                                                                                  FAIR VALUE
                                                                                  AFTER         DECEMBER 31,
                                                2003   2004   2005   2006   2007   2007  TOTAL          2002
                                               -----  -----  -----  -----  -----  -----  -----  ------------
                                                                ([E] EQUIVALENT IN MILLIONS)
INTEREST RATE SWAPS
EURO
Capped Swap..................................                 50.0                        50.0          (0.1)
Average receive rate (variable)..............                3.06%
Average pay rate (variable, capped by 5.185%)                3.06%

EURO
Capped Swap..................................                 50.0                        50.0          (0.8)
Average receive rate (variable)..............                3.06%
Average pay rate (variable, capped by 4.67%).                3.16%

EURO
Receiver Swap (fixed to variable)............   0.64   0.64   0.64   0.64   0.64           3.2           0.2
Average receive rate (fixed).................  4.75%  4.75%  4.75%  4.75%  4.75%           ---           ---
Average pay rate (variable...................  2.36%  2.32%  2.89%  3.44%  3.97%

INTEREST RATE OPTIONS
EURO
Caps purchased...............................   15.3                                      15.3           0.0
Average strike rate..........................  6.50%

FOREIGN EXCHANGE RISK MANAGEMENT

    We are exposed to foreign currency exchange rate risks through sales and purchasing transactions, intercompany loans and the DOJ liability denominated in currencies other than our functional currency, the euro. Although the net impact of foreign currency exposures is partially offset in the aggregate, we hedge certain significant unmatched foreign currency exposure through the use of forward currency contracts and currency options.

    The tables below provide information about our significant derivative financial instruments that are sensitive to changes in foreign currency exchange rates as of December 31, 2002. For forward foreign currency exchange agreements, which relate to intercompany financing, the table presents the notional amounts and the weighted average contractual foreign currency exchange rates. The forward foreign currency contracts entered into by the SGL Group have a term of less than six months. For foreign currency options, the table presents the contract amounts and the average foreign currency option strike prices. The foreign currency options entered into by the SGL Group have a term of less than five years.

                                                                    AVERAGE
                                                    CONTRACT    CONTRACTUAL    FAIR VALUE
                                                      AMOUNT        FORWARD  DECEMBER 31,
                                                  BUY (SELL)  EXCHANGE RATE          2002
                                                  ----------  -------------  ------------
                                                  ([E] EQUIVALENT IN MILLIONS, EXCEPT FOR
                                                                  AVERAGE
                                                        CONTRACTUAL EXCHANGE RATE)
FORWARD FOREIGN CURRENCY CONTRACTS
Euro
U.S. Dollar ....................................      (170.3)        1.0089         5.834
U.S. Dollar ....................................         3.9         1.0160        (0.134)
British Pound Sterling .........................       (52.0)        0.6400         0.857
British Pound Sterling .........................         0.6         0,6415        (0.010)
Singapore Dollar ...............................        (1.1)        1.7890         0.019
Polish Zloty ...................................         6.3         4.0049        (0.063)



                                                                    AVERAGE
                                                    CONTRACT    CONTRACTUAL    FAIR VALUE
                                                      AMOUNT        FORWARD  DECEMBER 31,
                                                  BUY (SELL)  EXCHANGE RATE          2002
                                                  ----------  -------------  ------------
                                                  ([E] EQUIVALENT IN MILLIONS, EXCEPT FOR
                                                                  AVERAGE
                                                        CONTRACTUAL EXCHANGE RATE)
FORWARD FOREIGN CURRENCY CONTRACTS WITH CHANCE
Euro
British Pound Sterling .........................        (0.8)        0.6462         0.007

                                      CONTRACT       AVERAGE    FAIR VALUE
                                        AMOUNT        OPTION  DECEMBER 31,
                                     BUY (SELL)  STRIKE PRICE          2002
                                     ----------  ------------  ------------
                                      ([E] EQUIVALENT IN MILLIONS, EXCEPT
                                        FOR AVERAGE OPTION STRIKE PRICE)
CURRENT PAIRS
FOREIGN CURRENCY OPTIONS
U.S Dollar put/euro call*..........       (93.6)        0.900       (11.346)
U.S Dollar call/euro put...........        99.1        0.8504         1.141


* Thefollowing features distinguish these options from standard currency options. The option may only be exercised if a "knock-in event" has occurred, based on the following terms: principal amount $84.3 million; knock-in level between [E]0.96 = $1.00 and [E]1. 1115 = $1.00; strike rate (exchange rate at which dollars must be purchased if the euro rises above the knock-in level [E]0.90 = $1.00.


COMMODITY PRICE RISKS

    We are exposed to commodity price risks through our dependence on various raw materials (petroleum coke, coal tar pitch, petroleum pitch, anthracite coal and natural graphite flake) and energy. We seek to minimize these risks through our sourcing policies and efficient operating procedures. Some of these products are derived from petroleum therefore their prices are affected by the market price of petroleum. Possible increases in the market price of petroleum in 2003 could adversely affect the gross margins of some of our business segments.

    In order to secure (hedge) the supply of some of our raw materials, in 2001 we were party to commodity forward contracts (futures) in the natural gas market, which were settled during 2002.

    As of December 31, 2001 we had a long forward position of natural gas in the United States with a negative market value for the SGL Group of [E]0.7 million. These forward contracts were to hedge the natural gas supply in the United States for the first six months of 2002. In 2002 these contracts were changed so that they no longer represent commodity future contracts. These contracts now fall under the definition of normal purchases and serve SGL only in the normal course of business.

    There were no forward contracts as of December 31, 2002.


CREDIT RISK

    Credit risk is the possibility that the value of our assets may become impaired if counterparties cannot meet their obligations in transactions involving financial instruments. The total of the amounts recognized in assets represents our maximum exposure to credit risk.


RISK MANAGEMENT SYSTEM

    We identify and manage risks through our Group wide Risk Management System. Certain risks which are beyond our control, for example, the war in Iraq and its ultimate effects, are not covered by the Risk Management System.

    The Risk Management System comprises a series of distinct but interlinked planning, monitoring and information systems. These cover all areas of the Group and are continuously adapted to reflect changes in conditions. The Risk Management System is based on an integrated planning process, value-oriented key figure systems and control reports. Our operating units and central service departments are responsible for identifying the respective key risks for the entire medium-term planning period, for determining their financial impact and initial probability of occurrence, and for suggesting measures to be taken. As part of the target-setting meetings between the Executive Committee and the operating units and central service departments, key risks are examined and countermeasures are agreed and introduced. A rolling evaluation of the likelihood of key risks occurring takes place on a quarterly basis; any new risks which may have arisen are identified and countermeasures are examined by the responsible operating units and service departments.

    Individual risks are aggregated by Corporate Financial Controlling on a quarterly basis or ad hoc as required, and discussed at meetings of the Executive Committee. For its part, the Executive Committee informs the Supervisory Board about risk development and risk management at regular intervals. In addition, the Internal Audit department examines all components of the risk management system at appropriate intervals in its role as a unit independent of these processes. The areas of responsibility for risk management are set out in Group guidelines.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

DEBT SECURITIES

    As of December 31, 2002, one major debt security, issued by SGL, was outstanding: 133,650 bonds with warrants of [E]1,000 each were issued as part of a convertible bond on September 18, 2000 at 100% of the principal amount. They bear annual interest at 3.5% on their principal amount. The bonds with warrants can be converted at any time into fully paid-in Shares in the period from October 18, 2000 to September 4, 2005. Each bond with warrant in the principal amount of [E]1,000 can be converted into 11.2233 Shares subject to adjustment of the conversion price. The bonds with warrants will be repaid on September 18, 2005 at their principal amount, provided that they have not been repaid or converted at an earlier date.

Commercial Paper

    Of the [E]200 million commercial paper program that SGL launched in 1996, as of December 31, 2002 and 2001 [E]0.0 million and [E] 37.0 million had been drawn down respectively.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    Not applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    Not applicable.


ITEM 15. CONTROLS AND PROCEDURES

    The Chief Executive Officer and the Chief Financial Officer, with the assistance of other members of management, performed an evaluation of our disclosure controls and procedures, pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended, within 90 days prior to the date of this annual report. Based on that evaluation, they concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in this annual report is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

    There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. No significant deficiencies and material weaknesses were identified that required corrective actions.


ITEM 16. [RESERVED]

    [Reserved]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

    We have responded to Item 18 in lieu of responding to this Item.


ITEM 18. FINANCIAL STATEMENTS

    The following financial statements, together with the Reports of BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftprufunsgesellschaft for the year ended December 31, 2002 and KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftprufunsgesellschaft, for the years ended December 31, 2001 and 2000 are filed as part of this annual report.

                                                                                          PAGE
                                                                                       -------

Independent Auditors' Reports........................................................  F-2/F-3
Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and
  2000...............................................................................      F-4
Consolidated Balance Sheets at December 31, 2002 and 2001............................      F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and
  2000...............................................................................      F-6
Consolidated Statements of Changes in Shareholders' Equity for the years ended
  December 31, 2002, 2001 and 2000...................................................      F-7
Notes to the Consolidated Financial Statements.......................................      F-8

ITEM 19. EXHIBITS

EXHIBIT NUMBER

1. Articles of Incorporation (Satzung) of SGL CARBON Aktiengesellschaft, as amended (incorporated by reference to Exhibit 1 to the annual report on Form 20-F of SGL CARBON Aktiengesellschaft filed on July 1, 2002).

2. Term facilities and Revolving Credit Agreement dated December 20, 2002 between SGL CARBON Aktiengesellschaft and the banks parties thereto.

3. A list showing the number and a brief identification of each material foreign patent for an invention not covered by a U.S. patent will be provided upon the Commission`s request.

4. An explanation of how earnings per share information was calculated is provided in Notes 10 and 33 to our consolidated financial statements filed in Item 18, "Financial Statements".

5. A list of our principal subsidiaries is provided in Item 4, "Information on the Company -- Organizational Structure".

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              SGL CARBON Aktiengesellschaft

                              By: /s/ Robert J. Koehler
                                  ---------------------
                                  Robert J. Koehler
                                  Chief Executive Officer
                                  Chairman of the Executive Committee

                              By: /s/ Dr. Bruno Toniolo
                                  ---------------------
                                  Dr. Bruno Toniolo
                                  Chief Financial Officer
                                  Member of the Executive Committee

Date: April 14, 2003

                                  CERTIFICATION

I, Robert Koehler, certify that:

1.  I have reviewed this annual report on Form 20-F of SGL Carbon AG;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date: April 14, 2003

                                                              /s/ Robert Koehler
                                                              ------------------
                                                                  Robert Koehler
                                                         Chief Executive Officer
                                             Chairman of the Executive Committee

                                  CERTIFICATION

I, Dr. Bruno Toniolo, certify that:

1.  I have reviewed this annual report on Form 20-F of SGL Carbon AG;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

d. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

e. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

f. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

c. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

d. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.



Date: April 14, 2003

                                                           /s/ Dr. Bruno Toniolo
                                                           ---------------------
                                                               Dr. Bruno Toniolo
                                                         Chief Financial Officer
                                               Member of the Executive Committee

     CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Form 20-F annual report of SGL Carbon AG (the "Company") for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "annual report"), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of such officer's knowledge and belief, that:

1. the annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

                                                           /s/ Robert J. Koehler
                                                           ---------------------
                                                               Robert J. Koehler
                                                         Chief Executive Officer
                                             Chairman of the Executive Committee

                                                           /s/ Dr. Bruno Toniolo
                                                           ---------------------
                                                               Dr. Bruno Toniolo
                                                         Chief Financial Officer
                                               Member of the Executive Committee

Date: April 14, 2003

                                  EXHIBIT INDEX

EXHIBIT NO.                                                                         SEQUENTIALLY
                                            EXHIBIT                                NUMBERED PAGE
-----------  --------------------------------------------------------------------  -------------

        1   Articles of Incorporation  (Satzung) of the Registrant,  as amended
            (incorporated  by  reference  to Exhibit 1 to the annual  report on
            Form  20-F  of SGL  CARBON  Aktiengesellschaft  filed  on  July  1,
            2002)........ 2 Term Facility and Revolving Credit Agreement, dated
            20 December,  2002, between SGL CARBON  Aktiengesellschaft  and the banks  parties  thereto............................................



                          SGL CARBON AKTIENGESELLSCHAFT

                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS


Independent Auditors' Reports.............................................................  F-2/F-3
Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000      F-4

Consolidated Balance Sheets at December 31, 2002 and 2001.................................      F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000      F-6

Consolidated Statements of Changes in Shareholders' Equity for the years ended                  F-7
  December 31, 2002, 2001 and 2000........................................................
Notes to the Consolidated Financial Statements............................................      F-8




                          INDEPENDENT AUDITORS' REPORT


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
SGL CARBON AKTIENGESELLSCHAFT


    We have audited the consolidated balance sheet of SGL CARBON Aktiengesellschaft and subsidiaries (,,SGL Group") as of December 31, 2002 and the related consolidated statements of operation, cash flows and changes in shareholders' equity for the year ended December 31, 2002. These consolidated financial statements are the responsibility of SGL Group management. Our responsibility is to express an opinion on these consolidated statements based on our audit.

    We conducted our audit in accordance with International Standards on Auditing and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the SGL Group as of December 31, 2002 and the result of their operations and their cash flows for the year ended December 31, 2002, in conformity with International Accounting Standards.

     International Accounting Standards vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected the result of operations for the year ended December 31, 2002 and shareholders' equity as of December 31, 2002 to the extent summarized in notes 34 and 35 to the consolidated financial statements.

Munich,  Germany
February 27, 2003 except for notes 34, 35 and 36 as to which the date is April 14, 2003.



BDO Deutsche Warentreuhand

Aktiengesellschaft

Wirtschaftsprufungsgesellschaft

                          INDEPENDENT AUDITORS' REPORT


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS SGL CARBON AKTIENGESELLSCHAFT



    We have audited the consolidated balance sheets of SGL CARBON Aktiengesellschaft and subsidiaries (,,SGL Group") as of December 31, 2001 and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the years in the two-year period ended
December 31, 2001. These consolidated financial statements are the responsibility of SGL Group management. Our responsibility is to express an opinion on these consolidated statements based on our audits.

    We conducted our audits in accordance with International Standards on Auditing and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the SGL Group as of December 31, 2001 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2001, in conformity with International Accounting Standards.

    International Accounting standards vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected the results of operations for each of the years in the three-year period ended December 31, 2001 and shareholders' equity as of December 31, 2001 to the extent summarized in note 34 to the consolidated financial statements.

Munich, Germany
February 28, 2002.



KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft Wirtschaftsprufungsgesellschaft

                          SGL CARBON AKTIENGESELLSCHAFT

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                      (in millions, except per share data)

                                                   NOTES     2002     2002     2001     2000
                                                          -------  -------  -------  -------

                                                              US$(1)  EURO     EURO     EURO

Sales revenue....................................     28  1,158.5  1,112.3  1,233.3  1,262.5
Cost of sales....................................          (923.3)  (886.5)  (941.8)  (950.8)
                                                          -------  -------  -------  -------

GROSS PROFIT.....................................           235.2    225.8    291.5    311.7
Selling expenses.................................          (145.2)  (139.4)  (154.5)  (156.6)
Research costs...................................           (26.5)   (25.4)   (31.1)   (29.2)
General and administrative expenses..............      4    (49.5)   (47.5)   (57.8)   (43.2)
Other operating income (net).....................      5     15.8     15.1     10.6     (3.5)
                                                          -------  -------  -------  -------

PROFIT FROM OPERATIONS BEFORE COSTS
  RELATING TO ANTITRUST PROCEEDINGS
  AND RESTRUCTURING, NET.........................            29.8     28.6     58.7     79.2
Costs relating to antitrust proceedings..........      6    (22.9)   (22.0)   (35.0)     0.0
Restructuring expenses...........................      6     (8.7)    (8.3)   (41.0)     0.0
                                                          -------  -------  -------  -------

PROFIT (LOSS) FROM OPERATIONS....................            (1.8)    (1.7)   (17.3)    79.2
Net financing costs..............................      7    (26.5)   (25.5)   (48.5)   (59.2)
                                                          -------  -------  -------  -------

PROFIT (LOSS) BEFORE TAX.........................           (28.3)   (27.2)   (65.8)    20.0
Income tax benefit/(expense)                           9      3.7      3.6    (29.2)   (55.7)
                                                          -------  -------  -------  -------

NET LOSS FOR THE PERIOD BEFORE MINORITY INTERESTS           (24.6)   (23.6)   (95.0)   (35.7)
Minority interests...............................             0.0      0.0     (0.2)    (0.3)
                                                          -------  -------  -------  -------

NET LOSS FOR THE PERIOD..........................           (24.6)   (23.6)   (95.2)   (36.0)
                                                          =======  =======  =======  =======

Basic earnings per share (EPS) in................     10    (1.12)    (1.08)   (4.42)   (1.68)
Diluted earnings per share (EPS) in .............     10    (1.12)    (1.08)   (4.42)   (1.68)





(1) The 2002 financial figures have been translated for the convenience of the reader at an exchange rate of $ 1.0415 to [E] 1.00, the average rate on December 31, 2002.



The accompanying notes are an integral part of these Consolidated Financial
                                   Statements.

                          SGL CARBON AKTIENGESELLSCHAFT

                           CONSOLIDATED BALANCE SHEETS

                                  (in millions)

ASSETS                                              NOTE  31.12.02  31.12.02  31.12.01
                                                          --------  --------  --------

                                                               US$(1)   EURO      EURO
NONCURRENT ASSETS
Intangible assets.................................    11     108.1     103.8     111.2
Property, plant and equipment.....................    12     497.1     477.3     553.5
Long-term investments.............................    13      34.6      33.2      34.0
                                                          --------  --------  --------

                                                             639.8     614.3     698.7
CURRENT ASSETS
Inventories.......................................    14     300.4     288.4     394.2
Trade receivables.................................    15     216.7     208.1     262.2
Other receivables and other current assets........    16      63.2      60.7      47.4
                                                          --------  --------  --------

Receivables and other current assets..............           279.9     268.8     309.6
Cash and cash equivalents.........................    17      22.4      21.5      12.1
                                                          --------  --------  --------

                                                             602.7     578.7     715.9
DEFERRED TAX ASSETS...............................    18      97.3      93.4      80.4
                                                          --------  --------  --------

                                                           1,339.8   1,286.4   1,495.0
                                                          ========  ========  ========

EQUITY AND LIABILITIES
EQUITY/MINORITY INTERESTS
Issued Capital....................................            58.3      56.0      55.2
Share premium.....................................           115.9     111.3     111.3
Retained earnings.................................            54.8      52.6     183.9
Net loss for the period...........................           (24.6)    (23.6)    (95.2)
Equity............................................    19     204.4     196.3     255.2
Minority interests................................             1.5       1.4       1.6
                                                          --------  --------  --------

                                                             205.9     197.7     256.8
PROVISIONS
Provision for pensions and other employee benefits    20     198.5     190.6     193.1
Other provisions..................................    21     155.4     149.2     164.6
                                                          --------  --------  --------

                                                             353.9     339.8     357.7
LIABILITIES.......................................    22
Financial liabilities.............................           467.1     448.5     538.9
Trade payables....................................           115.1     110.5     107.7
Other liabilities.................................           157.5     151.2     197.2
                                                          --------  --------  --------

                                                             739.7     710.2     843.8
DEFERRED TAX LIABILITIES                              23      40.3      38.7      36.7
                                                          --------  --------  --------

                                                           1,339.8   1,286.4   1,495.0
                                                          ========  ========  ========






(1) The 2002 financial figures have been translated for the convenience of the reader at an exchange rate of $ 1.0415 to [E] 1.00, the average rate on December 31, 2002.



The accompanying notes are an integral part of these Consolidated Financial
                                   Statements

                          SGL CARBON AKTIENGESELLSCHAFT

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (in millions)

                                                          2002   2002   2001   2000
                                                         -----  -----  -----  -----

                                                           US$(1)EURO   EURO   EURO
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit (loss) before taxes.........................  (28.3) (27.2) (65.8)  20.0
Adjustments to reconcile net profit or loss to net cash
  provided by operating activities
Loss on sale of property, plant and equipment..........   (2.9)  (2.8)   1.0    0.8
Gain/loss on sale of equity investments................   (1.0)  (1.0)   0.0    4.8
Depreciation and amortization expense..................   84.8   81.4   86.8   83.2
Write-downs on noncurrent assets.......................    0.0    0.0    9.8    0.0
Taxes paid.............................................  (23.3) (22.3) (13.6)  (2.9)
Change in provisions, net..............................   (2.9)  (2.8)  16.3  (26.9)
Change in Working capital, net of changes in basis of
  consolidation:
Inventories............................................   86.1   82.7  (26.8)   0.6
Write-downs on inventories.............................    0.0    0.0   15.0    0.0
Trade receivables......................................   46.6   44.7   33.8   10.5
Trade payables.........................................    7.1    6.8    6.2    2.6
Other operating assets/liabilities.....................  (10.9) (10.4)  30.0  (47.1)
                                                         -----  -----  -----  -----

Cash provided by operating activities before payment of
  antitrust fines......................................  155.3  149.1   92.7   45.6
                                                         -----  -----  -----  -----

Payments relating to antitrust proceedings.............  (10.5) (10.1) (36.9) (89.0)
                                                         -----  -----  -----  -----

Cash provided /used by operating activities............  144.8  139.0   55.8  (43.4)
                                                         -----  -----  -----  -----

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment, and
  intangible assets (excl. Goodwill)...................  (55.8) (53.6) (96.1) (69.8)
Proceeds from sale of property, plant and equipment,
  and intangible assets................................    8.1    7.8    3.8    2.0
Cost of aquisitions....................................   (0.7)  (0.7)  (5.7) (23.3)
Proceeds from sale of equity investments...............    5.8    5.6    5.5    2.1
                                                         -----  -----  -----  -----

Cash used in investing activities......................  (42.6) (40.9) (92.5) (89.0)
                                                         -----  -----  -----  -----

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in financial liabilities....................  (91.2) (87.6)  36.5   97.8
Dividends paid.........................................   (0.2)  (0.2)  (0.1)  (0.4)
Net proceeds from capital increase.....................    0.8    0.8    2.2    5.5
                                                         -----  -----  -----  -----

Cash provided by financing activities..................  (90.6) (87.0)  38.6  102.9
                                                         -----  -----  -----  -----

Cash received from first-time consolidation............                         8.6
                                                         -----  -----  -----  -----

Effect of foreign exchange rate changes................    0.1   (1.7)   0.4    2.1
                                                         -----  -----  -----  -----

Net increase/decrease in cash and cash equivalents.....   11.7    9.4    2.3  (18.8)
Cash and cash equivalents at beginning of year.........   10.7   12.1    9.8   28.6
                                                         -----  -----  -----  -----

CASH AND CASH EQUIVALENTS AT END OF YEAR...............   22.4   21.5   12.1    9.8
                                                         =====  =====  =====  =====






(1) The 2002 financial figures have been translated for the convenience of the reader at an exchange rate of $ 1.0415 to [E] 1.00, the average rate on December 31, 2002.

    Cash flow was adjusted for currency impacts, see Note 24 for additional cash flow information.

The accompanying notes are an integral part of these Consolidated Financial
                                   Statements

                          SGL CARBON AKTIENGESELLSCHAFT

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                               (in Euro millions)

                                                                         UNAPPROPRIATE
                                                           THEREOF FROM       SURPLUS/
                                ISSUED    SHARE  RETAINED      CURRENCY    ACCUMULATED           MINORITY
                               CAPITAL  PREMIUM  EARNINGS   TRANSLATION        DEFIZIT  EQUITY  INTERESTS  TOTAL
Balance at Jan. 1, 2000......     54.3    104.4     175.3                         15.9   349.9        0.9  350.8
Appropriation of net loss for
  2000.......................                        15.9                        (51.9)  (36.0)       0.3  (35.7)
Other recognized gains and
  losses.....................                         2.0                                  2.0        0.9    2.9
Capital increase.............      0.5      5.1                                            5.6               5.6
Exchange differences.........                        15.5          15.5                   15.5              15.5
                               -------  -------  --------  ------------  -------------  ------  ---------  -----

Balance at Dec. 31, 2000.....     54.8    109.5     208.7          15.5          (36.0)  337.0        2.1  339.1
                               =======  =======  ========  ============  =============  ======  =========  =====

Balance at Jan. 1, 2001......     54.8    109.5     208.7          15.5          (36.0)  337.0        2.1  339.1
Appropriation of net loss for
  2001.......................                       (36.0)                       (59.2)  (95.2)       0.2  (95.0)
Other recognized gains and
  losses.....................                        (0.6)                                (0.6)      (0.7)  (1.3)
Capital increase.............      0.4      1.8                                            2.2               2.2
Exchange differences.........                        11.8          11.8                   11.8              11.8
                               -------  -------  --------  ------------  -------------  ------  ---------  -----

Balance at Dec. 31, 2001.....     55.2    111.3     183.9          27.3          (95.2)  255.2        1.6  256.8
                               =======  =======  ========  ============  =============  ======  =========  =====

Balance at Jan. 1, 2002......     55.2    111.3     183.9          27.3          (95.2)  255.2        1.6  256.8
Appropriation of net loss for
  2002.......................                       (95.2)                        71.6   (23.6)       0.0  (23.6)
Other recognized gains and
  losses.....................                                                              0.0       (0.2)  (0.2)
Capital increase.............      0.8                                                     0.8               0.8
Exchange differences.........             (36.1)    (36.1)                               (36.1)            (36.1)
                               -------  -------  --------  ------------  -------------  ------  ---------  -----

Balance at Dec. 31, 2002.....     56.0    111.3      52.6          (8.8)         (23.6)  196.3        1.4  197.7
                               =======  =======  ========  ============  =============  ======  =========  =====





The accompanying notes are an integral part of these Consolidated Financial
                                   Statements

                          SGL CARBON AKTIENGESELLSCHAFT
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                 (in millions)


1.  SUMMARY OF ACCOUNTING POLICIES

    DESCRIPTION OF BUSINESS

    SGL Carbon Aktiengesellschaft (SGL Carbon) together with its subsidiaries (the "SGL Carbon Group") is a global manufacturer of carbon and graphite products. See note 28 for further information on business activities.


    BASIS OF PRESENTATION

    The consolidated financial statements of the SGL Carbon Group have been prepared in accordance with the International Financial Reporting Standards (IFRSs) -- formerly known as the International Accounting Standards (IASs) -- issued by the International Accounting Standards Board (IASB), incorporating the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). All standards to be applied for fiscal year 2002 have been complied with. References to IFRSs/IASs relate to the IFRSs/IASs in force, as amended. Application of the IFRSs/IASs was possible because consolidated financial statements prepared in accordance with internationally accepted accounting standards such as the IFRSs/IASs qualify as exempting consolidated financial statements as defined by section 292a of the HGB (German Commercial Code) introduced in 1998.

    As in the previous year, the 2002 consolidated financial statements were prepared in euros ([E]) and are presented in millions of euros ([E]m), rounded to the nearest 0.1 million. Conversion from Deutsche Mark to euros was based on the official DM:[E] conversion rate of 1.95583 fixed on January 1, 1999.


    CONSOLIDATION METHODS

    The annual financial statements of the companies consolidated were prepared in accordance with uniform accounting policies. Interim financial statements are used for subsidiaries with differing balance sheet dates. Except for two subholding companies and three smaller companies, all financial statements have been audited and certified by independent auditors.

    Companies are consolidated using the purchase method of accounting, under which the acquisition cost of the interests in the subsidiaries is eliminated against the equity of the subsidiaries attributable to the parent company at the date of acquisition. Fair values are recognized, and any remaining excess of cost of acquisition over net assets acquired is recognized as goodwill from capital consolidation and reduced by straight-line amortization over its expected useful life. In accordance with IAS 22, any negative goodwill is deducted from goodwill on the face of the balance sheet and recognized in income under other operating income over the useful life of the asset. Goodwill arising prior to 1994 has been charged directly to reserves.

    Companies or joint ventures representing an interest of between 20% and 50% and additionally the parent company has a significant influence are measured at equity.

    Intercompany receivables and liabilities, intercompany profits and losses, as well as intragroup sales revenue, expenses and income are eliminated. In accordance with IAS 12, deferred tax assets and liabilities are recognized for temporary differences arising from consolidation.


    FOREIGN CURRENCY TRANSLATION

    Foreign currency receivables and liabilities in the single-entity financial statements are translated at the middle rates at the balance sheet date. Hedged items and related derivatives are measured separately at their fair values at the balance sheet date in accordance with IAS 39.103.

    The annual financial statements of companies domiciled outside the euro zone are translated into euros in accordance with IAS 21. For all SGL Carbon Group companies, translation is effected on the basis of the local currency, as the companies are economically independent. Balance sheet items of annual financial statements that are not prepared in euros are translated at the middle rates prevailing at the balance sheet date; income statement items are translated at average rates for the year.

    Exchange differences resulting from the application of different exchange rates in the income statements and the balance sheets, as well as differences from the translation of net assets at rates differing from those applied in the prior-year period, are taken directly to retained earnings.

    Changes in the exchange rates of currencies that are material to the consolidated financial statements are presented below:


FOREIGN CURRENCY

                             [E] MIDDLE RATES AT THE    AVERAGE RATE
                               BALANCE SHEET DATE            [E]
                           --------------------------  --------------
                 ISO CODE  DEC 31. 2002  DEC 31. 2001    2002    2001
                 --------  ------------  ------------  ------  ------


US dollar......       USD        1.0415        0.8820  0.9448  0.8957
Sterling.......       GBP        0.6502        0.6088  0.6288  0.6219
Canadian dollar       CAD        1.6385        1.4102  1.4826  1.3866
Polish zloty...       PLN        4.0202        3.5068  3.8894  3.6815

    FINANCIAL INSTRUMENTS

    The SGL Carbon Group uses all standard financial instruments such as interest rate swaps, interest rate options, currency forwards and options purely for hedging purposes and to reduce risk.

    Derivatives are measured at cost when the transaction is executed. They are subsequently remeasured at their fair values at the balance sheet date. Presentation in the income statement is based on the underlying transaction.


    INTANGIBLE ASSETS

    Purchased intangible assets are carried at cost and amortized over an expected useful life of three years. Purchased goodwill is generally capitalized and amortized over its expected useful life of 20 years. Internally generated intangible assets are capitalized at cost and amortized over their expected useful life where future economic benefits are expected to flow to the Company. Research and development costs are not capitalized, but are expensed directly when incurred.


    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is capitalized at cost and reduced by straight-line depreciation. Borrowing costs are not capitalized. Repair costs are expensed directly when incurred. Contracts in which the lessee bears all significant opportunities and risks from the use of the leased asset, and which are hence classified as finance leases, are carried at their fair valuesor, if lower, at the net present value of the minimum lease payments. All other leases are treated as operating leases and, as a result, the lease payments are expensed when incurred. The range of the standard useful lives are as follows: buildings 10 to 41 years, technical equipment and machinery 4 to 25 years, other equipment, operating and office equipment 3 to 15 years.

    Additions to items of movable plant and equipment in the first half of the year are depreciated at the full-year rate; additions in the second half of the year are depreciated at half the full-year rate. Low-value assets are written off in full in the year of acquisition and reported as disposals in the statement of changes in noncurrent assets. The resulting effects on net assets, financial position and results of operations are insignificant.

    NONCURRENT FINANCIAL ASSETS

    Noncurrent financial assets are carried at cost, net of any write-downs incurred. Interest-free and low-interest long-term receivables are discounted at a standard market rate for risk-free instruments.


    INVENTORIES

    Inventories are carried at cost using the weighted average cost method are written down to the lower net realizable value where required. Net realizable value is the estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale. Specific valuation allowances are also charged for inventory risks. In addition to directly attributable costs, production costs also include appropriate shares of materials and production overheads, as well as depreciation and write-downs. Directly attributable costs include labor costs, including pensions, amortization and directly attributable material costs. Borrowing costs are not capitalized. Construction contracts whose outcome can be reliably estimated and which have a material effect are valued using the percentage of completion method.


    CUSTOMER-RELATED EXPENSES

    Advertising and sales promotion expenses as well as other customer-related expenses are expensed directly when incurred. Provisions are recognized for the estimated cost of warranties after the date of sale of the product concerned.


    RECEIVABLES AND OTHER CURRENT ASSETS

    Trade and other receivables are carried at their principal amount, net of any bad debt allowances calculated on the basis of the probable default risk. Bills receivable and other long-term receivables are discounted at standard market rates.

    The carrying amounts of assets are reviewed where there are indications that the carrying amount of an asset exceeds its value in use or net selling price (impairment test). The carrying amount is written down if it is higher than the recoverable amount.


    PROVISIONS FOR PENSIONS AND OTHER EMPLOYEE BENEFITS

    For the SGL Carbon defined benefit plans, provisions for pensions and other employee benefits from defined benefit plans are measured by independent actuaries using the projected unit credit method and reflect future salary and pension increases in accordance with IAS 19. The interest component of the addition to pension provisions is carried under net financing costs. Payments under defined contribution plans are recognized as expenses at the time of payment.


    OTHER PROVISIONS

    Other provisions are recognized in accordance with IAS 37 for obligations to third parties that will probably be required to be settled, and where the amount of the obligation can be reliably estimated. Long-term other provisions are only discounted in individual cases. Restructuring provisions are recognized where a formal restructuring plan has been adopted and publicly announced in sufficient detail. The accounting for our stock option plans and recognition of the appropriate provisions are described in note 31.


    PROVISIONS FOR ENVIRONMENTAL PROTECTION OBLIGATIONS

    The SGL Carbon Group recognizes provisions for environmental protection obligations where it is probable that such an obligation exists and its amount can be reasonably estimated. Any possible insurance compensation payments are not deducted when estimating such liabilities.


    LIABILITIES

    Liabilities are carried at their notional amount or at the higher redemption amount at the balance sheet date. Interestfree or low-interest liabilities due after more than one year are discounted to the balance sheet date. One-time fees for long-term loan agreements are amortized over the term of the loan agreement.

    DEFERRED INCOME

    Government grants are recognized only if the grants have been received and it is likely that the Company will comply with the conditions attaching to them. The amounts are carried in deferred income and recognized as income as the associated expenses are incurred.

    INCOME AND EXPENSES

    Income and expenses of the fiscal year are recognized upon realization. Sales revenue is recognized at the time of transfer of risk, generally after delivery of the products or rendering of the services, net of any discounts and rebates granted. The percentage of completion method in accordance with IAS 11 is applied to significant construction contracts.

    Operating expenses are recognized when the service is utilized or at the time when they are incurred. Interest income and expenses are accrued. Dividends are generally recognized at the time of distribution. To enhance the quality of presentation of earnings power, costs relating to antitrust proceedings and restructuring are presented separately on the income statement.

    DEFERRED TAX ASSETS AND LIABILITIES

    Income taxes are calculated using the balance sheet liability method. Deferred tax assets and liabilities are presented separately on the balance sheet to reflect the future tax effect of temporary differences between the carrying amounts of assets and liabilities in the financial accounts and in the tax accounts. Deferred tax assets and liabilities are calculated on the basis of the tax rates expected to be enacted when the items reverse. The effects of changes in tax rates are recognized at the time new tax rules come into force. Deferred tax assets are only recognized for tax loss carryforwards where future utilization is probable.

    ESTIMATES AND ASSUMPTIONS

    Preparation of financial statements requires management in certain cases to make estimates and assumptions regarding the amounts of receivables, liabilities and provisions, the disclosure of contingent liabilities and reported amounts of income and expenses. Actual amounts may differ from those estimates.

2. EXPLANATION OF SIGNIFICANT DIFFERENCES BETWEEN GERMAN ACCOUNTING PRINCIPLES AND THE INTERNATIONAL ACCOUNTING STANDARDS IN THE SGL CARBON GROUP

    The  significant   differences   between  the  IFRSs/IASs  and  the  German
Commercial Code (HGB) that are relevant to the SGL Carbon Group are as follows:

        * Under the HGB, goodwill may be capitalized and amortized over generally 15 years or eliminated directly against the reserves (as was the case in the SGL Carbon Group until 1994). The IFRSs/IASs require goodwill to be capitalized and amortized over a maximum of 20 years. The cost of integrating the company acquired is not a component of the cost of acquisition in accordance with the IFRSs/ IASs. The resulting goodwill and goodwill amortization charges are correspondingly lower.

        * Under the IFRSs/IASs, internally generated intangible assets are capitalized if future economic benefits are expected to flow to the enterprise.

        *   Depreciation   of  movable   items  of  plant  and   equipment  was
            retrospectively changed from the declining balance to the straight-line method of depreciation.

        * Leased items of property, plant and equipment that are attributable to the SGL Carbon Group as the beneficial owner in accordance with the criteria set out in IAS 17 must be capitalized and depreciated. The associated liabilities are reduced as lease payments are made and apportioned between interest expense and reduction of the capitalized lease obligations.

        * The IFRSs/IASs do not permit general valuation allowances on inventories and receivables.

        * Foreign currency translation under the HGB is based on the imparity principle: foreign currency receivables must be translated at the rate prevailing at the transaction date or at the lower rate at the balance sheet date. Foreign currency liabilities must be translated at the rate prevailing at the transaction date or at the higher rate at the balance sheet date. The IFRSs/IASs require all foreign currency receivables and liabilities to be translated at the middle rate at the balance sheet date. Any resulting gains and losses are recognized in income.

        * Deferred taxes are recognized and measured using the balance sheet liability method in accordance with IAS 12, in contrast to the HGB. Under IAS, assets and liabilities from amounts of future income taxes recoverable or payable must be recognized using the future enacted tax rates. This also includes the recognition of deferred tax assets from tax loss carryforwards if it is probable that taxable profits will be available against which the deferred tax asset can be utilized.

        * Under the IFRSs/IASs, pension provisions are calculated to reflect future salary and pension increases (projected unit credit method). Under German law, the provision is calculated using the net present value method in accordance with section 6a of the EStG (German
            Income Tax Act). IFRS/IAS pension provisions are generally higher than HGB pension provisions.

        * 55 Recognition of provisions under the IFRSs/IASs requires that future utilization of the provision is probable. Under the HGB, provisions may also be recognized for possible obligations.

        * Under the IFRSs/IASs, long-term provisions and liabilities must be discounted, producing a lower carrying amount. The accrued interest on the liability relating to the North American antitrust proceedings calculated each quarter reduces net profit or increases net loss before tax compared with the HGB result.

3.  ACQUISITIONS AND BASIS OF CONSOLIDATION

    The 19.6% interest in ZEW Zaklady Elektrod Weglowych S.A., Ratibor (Poland), acquired by SGL Carbon in 1999 was increased in several steps in 2000 to 97.2%. The total acquisition cost amounted to [E]25.9 million. This company was fully consolidated effective December 31, 2000, although it was not recognized in the income statement for fiscal year 2000.

    As of January 1, 2001, all shares in SGL Acotec Ltda., Sao Paulo (Brazil), -- formerly KCH-ANCOBRAS Ltda. -- were acquired in exchange for of a 38% interest in Larrondo Inversiones S.L. at a purchase price of [E]1.8 million. In addition, the interest in SGL Acotec (Wuhan) Co. Ltd., Wuhan (China), was increased from 70% to 90%. [E]0.9 million was paid for the acquisition of the 20% interest to the partner continuing to hold the 10% interest. Both companies are fully consolidated.

    Tokai Carbon Co. Ltd., Tokyo (Japan), a third-party enterprise, acquired a 49% interest in the joint venture which has been operating under the name SGL Tokai Carbon Ltd., Shanghai (China), since July 2002. The 51% interest remaining in the hands of SGL Carbon is carried at cost and is not consolidated, because it is not material.

    All shares in SGL PanTrac Gesellschaft fur elektrische Kontakte mbH, Berlin (PanTrac), were sold to E-Carbon S.A., Brussels, a third-party enterprise, and were transferred in January 2003. PanTrac was still fully consolidated in the consolidated financial statements for fiscal year 2002.

    BASIS OF CONSOLIDATION

    All significant subsidiaries under the legal or constructive control of SGL Carbon have been consolidated. At December 31, 2002, eight (2001: seven) German and forty three (2001:43) foreign subsidiaries were consolidated in addition to SGL Carbon AG. Compared with 2001, one German and one foreign subsidiary were consolidated for the first time, and one foreign company was no longer consolidated because it was deemed to be insignificant. The two companies consolidated for the first time are companies that were previously unconsolidated. 25 companies were not consolidated because they are insignificant overall for the presentation of net assets, financial position and results of operations. One joint venture was carried at equity. The significant consolidated companies are listed on page 82.


    CONSOLIDATED INCOME STATEMENT AND CONSOLIDATED BALANCE SHEET DISCLOSURES

    Note 28 presents a breakdown of sales revenue by Business Area.


4.  GENERAL AND ADMINISTRATIVE EXPENSES

    During the year under review, general and administrative expenses were reduced significantly compared with the previous year. These savings are primarily due, in particular, to the restructuring program implemented in North America, as well as to a reduction in variable compensation.


5.  OTHER OPERATING INCOME/EXPENSES, NET

    Other operating income is primarily composed of income from the reversal of provisions ([E]10.4 million), in particular staff cost and warranty provisions, insurance compensation ([E]4.9 million), income from the disposal of noncurrent assets ([E]4.5 million), income from changes in bad debt allowances on receivables ([E]2.8 million), the amortization of negative goodwill ([E]2.3 million) and exchange rate gains ([E]1.8 million).

    The major items of other operating expenses are amortization of goodwill ([E]7.4 million), additions to provisions, exchange rate losses ([E]1.6 million) and losses on the disposal of noncurrent assets ([E]0.6 million).


6.  COSTS RELATING TO ANTITRUST PROCEEDINGS AND RESTRUCTURING EXPENSES

                                                                2002  2001  2000
                                                                ----  ----  ----
                                                                [E]M  [E]M  [E]M

Cost relating to antitrust proceedings........................  22.0  35.0   0.0
Restructuring expenses........................................   8.3  41.0   0.0
                                                                ----  ----  ----
                                                                30.3  76.0   0.0
                                                                ====  ====  ====


    The costs relating to antitrust proceedings relate primarily to an increase in the provisions for fines imposed by the European Commission in fiscal years 2001 and 2002. The restructuring expenses in fiscal year 2002 relate to the GS and CP businesses and are linked to the acceleration of the restructuring program and to the fact that measures originally planned for 2003 were brought forward to 2002, resulting in a significant increase in job cuts. The restructuring expenses for the previous year contain closure costs for three plants in the US, the resulting expenses for reducing the workforce and for impairment losses of noncurrent and current assets in the US, as well as workforce resizing costs in Europe (see also notes 21 and 25).


7.  NET FINANCING COSTS

                                                                                 2002   2001   2000
                                                            -------------------------  -----  -----
                                                                                 [E]M   [E]M   [E]M

Net investment income/(loss)..............................                       (1.8)   3.2    0.6
                                                            -------------------------  -----  -----

Interest on other securities and long-term loans..........                        0.1    0.5    0.1
Other interest and similar income.........................                        2.1    2.0    2.3
(thereof from subsidiaries)...............................                                     (0.0)
Interest on borrowings and other interest.................                      (27.4) (28.4) (31.5)
Accrued interest on liabilities from antitrust proceedings                        3.4   (2.7)  (4.3)
Interest component of appropriation to pension provisions.                      (10.4)  (9.9)  (9.2)
                                                            -------------------------  -----  -----
Interest expense, net.....................................                      (32.2) (38.5) (42.6)
                                                            =========================  =====  =====



                                                                                 2002   2001   2000
                                                            -------------------------  -----  -----
                                                                                 [E]M   [E]M   [E]M

Other net financing costs                                                         8.5  (13.2) (17.2)
                                                            -------------------------  -----  -----
                                                                                (25.5) (48.5) (59.2)
                                                            =========================  =====  =====


    Net financing costs include non-cash expenses amounting to [E]3.9 million. Other net financial income/net financing costs relate to net exchange rate gains and losses on financial transactions and to write-downs of current financial instruments. The fair value of options issued to a third party (see note 26) recognized in the previous year was reversed in fiscal year 2002. The result is reported under other net financing costs. We have reclassified the interest component of foreign currency hedging costs of [E]1.0 million in 2001 from interest on borrowings and other interest expense to other net financial income/net financing costs.


8.  OTHER DISCLOSURES

COSTS OF MATERIAL

                                                                       2002   2001   2000
                                                                      -----  -----  -----
                                                                       [E]M   [E]M   [E]M

Cost of raw materials and consumables used and of good purchased and held for resale...............................................  242.1  297.1  290.4
Cost of purchased services..........................................   61.3   78.2   93.4
                                                                      -----  -----  -----
                                                                      303.5  375.3  383.8
                                                                      =====  =====  =====


STAFF COSTS

                                                                       2002   2001   2000
                                                                      -----  -----  -----
                                                                       [E]M   [E]M   [E]M

Wages and salaries..................................................  298.1  326.0  341.6
Social security contributions, retirement and other benefit costs      70.1   77.2   74.3
(thereof for pensions)..............................................  (18.7) (17.3) (17.7)
                                                                      -----  -----  -----
                                                                      368.2  403.2  415.9
                                                                      =====  =====  =====



    OTHER TAXES

    Other taxes are reported in the appropriate functional expense. The total expense was [E]9.8 million in 2002 and [E]9.7 million in 2001.


BREAKDOWN OF EMPLOYEES

Annual average number of employees                                     2002   2001   2000
--------------------------------------------------------------------  -----  -----  -----

Production and auxiliary plants.....................................  5,465  6,103  5,837
Sales and marketing.................................................    638    655    717
Research............................................................    307    487    475
Administration, other functions.....................................  1,294  1,246  1,264
                                                                      -----  -----  -----
                                                                      7,704  8,491  8,293
                                                                      =====  =====  =====

    The reduction in the average number of employees is a result of the headcount reduction implemented under the previous year's restructuring program and the fact that measures planned for 2003 were brought forward.

9.  INCOME TAX BENEFIT/EXPENSE

    The tax expense is composed as follows:

                                                                2002   2001  2000
                                                                ----  -----  ----
                                                                [E]M   [E]M  [E]M

CURRENT INCOME TAX EXPENSE
Germany.......................................................  (2.1)  (5.6)  0.9
Rest of World.................................................  (5.7) (16.8) 28.0

DEFERRED TAXES
Germany.......................................................  11.1   (1.6) (1.3)
Rest of World.................................................   0.3   (5.2) 28.1
                                                                ----  -----  ----
Income tax expense (income)...................................   3.6  (29.2) 55.7
                                                                ====  =====  ====


    Deferred tax assets from tax loss carryforwards are generally recognized in the IFRS/IAS consolidated financial statements on the basis of five-year projected earnings before taxes of the individual consolidated companies. The projections reflect uncertainties about certain assumptions and other general conditions and, in exceptional cases, deferred tax assets from tax loss carryforwards have not been recognized.

    Deferred tax assets from tax loss carryforwards were not recognized in the US and the UK in the period under review. Deferred tax assets from tax loss carryforwards in the US were written down in full in the 2001 consolidated financial statements as a consequence of the economic situation in the US steel industry.

    Since the Tax Reduction Act became effective in January 2001, the net profit of German companies has been subject to a standard 25% rate of corporation tax. In September 2002, the rate of German corporation tax for fiscal 2003 was increased to 26.5%. The impact of this tax increase, which is limited to one year, is not of material importance and has therefore not been included in the calculation of deferred taxes. A solidarity surcharge of 5.5% is added to the corporation tax rate resulting in an aggregate corporation tax rate for 2001 and 2002 of 26.4%. Together with the trade tax burden of 12%, the German income tax rate amounts to a total of 38.4%.

RECONCILIATION

                                                               2002   2001   2000
                                                              -----  -----  -----
                                                               [E]M   [E]M   [E]M

Net profit (loss) before tax................................  (27.2) (65.8)  20.0
                                                              -----  -----  -----
Expected tax income/expense at 38.4%........................   10.4   25.3   (7.7)
                                                              -----  -----  -----
Change in expected tax expense due to:
-- non-deductable expenses
   (incl. goodwill amortization) and tax-exempt income:.....   (7.6) (16.4)  (2.9)
-- Taxation differences at foreign companies................    3.3   (0.5)   4.6
-- Prior-period taxes.......................................    4.0   (5.2)   0.0
-- Effects of change in tax rate............................    0.0   (0.7)  (5.9)
-- Change in valuation allowance against deferred tax assets  (11.4) (31.6) (46.0)
-- Other....................................................    4.9   (0.1)   2.2
                                                              -----  -----  -----
= Effective tax benefit (+)/expense(-)......................    3.6  (29.2) (55.7)
                                                              =====  =====  =====


    Since the income tax burden differs from country to country, these taxation differences are disclosed separately in the above reconciliation. The prior-period taxes are the result of refunds for taxes paid in the past due to successful appeals to the tax authorities. The valuation allowance charged on deferred tax assets relates primarily to the non-recognition of deferred tax assets in the US and the UK.


10. EARNINGS PER SHARE (EPS)

    Basic earnings per share are calculated by dividing the net profit or loss attributable to SGL Carbon shareholders (2002: [E]-23.6 million; 2001: [E]-95.2 million) by the weighted average number of shares outstanding (2002:
21,813,930; 2001: 21,530,563). The weighted average number of shares outstanding is calculated from the number of shares outstanding at January 1 plus the new shares issued in February 2002 (see note 17).

    Because of the net loss for the year and the resulting lack of any dilutive effect, the diluted earnings per share in accordance with IAS 33.40 for both fiscal years were identical to the basic earnings per share.


11. INTANGIBLE ASSETS

                            DEC. 31,  DEC. 31,  DEC. 31,  DEC. 31,    DEC. 31,  DEC. 31,  DEC. 31,  DEC. 31,
                                2002      2002      2002      2002        2001      2001      2001      2001
                          ----------  --------  --------  --------  ----------  --------  --------  --------
                          INDUSTRIAL                                INDUSTRIAL
                             RIGHTS,                                   RIGHTS,
                            SOFTWARE                                  SOFTWARE
                                 AND                                       AND
                             SIMILAR            NEGATIVE               SIMILAR            NEGATIVE
                              RIGHTS  GOODWILL  GOODWILL     TOTAL      RIGHTS  GOODWILL  GOODWILL     TOTAL
                          ----------  --------  --------  --------  ----------  --------  --------  --------
                                [E]M      [E]M      [E]M      [E]M        [E]M      [E]M      [E]M      [E]M

HISTORICAL COST:
Balance at Jan. 1.......        24.0     140.6      (8.3)    156.3        24.3     138.2      (8.3)    154.2
Change in basis of
  consolidation.........         0.0       0.0       0.0       0.0         0.0       0.0       0.0       0.0
Currency translation....        (1.0)     (8.5)     (3.1)    (12.8)        0.9       3.8       0.0       4.7
Additions...............        12.0       0.1       0.0      12.1         1.1       4.4       0.0       5.5
Disposals...............        (0.6)      0.0       0.0      (0.6)       (2.3)     (5.8)      0.0      (8.1)
                          ----------  --------  --------  --------  ----------  --------  --------  --------
Balance at Dec. 31......        34.4     132.2     (11.4)    155.2        24.0     140.6      (8.3)    156.3
                          ----------  --------  --------  --------  ----------  --------  --------  --------
CUMULATIVE AMORTIZATION:
Balance at Jan. 1.......        18.5      31.3      (4.7)     45.1        15.7      22.7      (0.7)     37.7
Change in basis of
  consolidation.........         0.0       0.0       0.0       0.0         0.0       0.0       0.0       0.0
Currency translation....        (1.2)     (1.8)      0.0      (3.0)        1.0       0.3       0.0       1.3
Additions...............         4.8       7.4      (2.3)      9.9         3.5       8.4      (4.0)      7.9
Disposals...............        (0.6)      0.0       0.0      (0.6)       (1.7)     (0.1)      0.0      (1.8)
                          ----------  --------  --------  --------  ----------  --------  --------  --------
Balance at Dec. 31......        21.5      36.9      (7.0)     51.4        18.5      31.3      (4.7)     45.1
                          ----------  --------  --------  --------  ----------  --------  --------  --------
CARRYING AMOUNTS AT
  DEC. 31...............        12.9      95.3      (4.4)    103.8         5.5     109.3      (3.6)    111.2
                          ==========  ========  ========  ========  ==========  ========  ========  ========


    Industrial rights, software and similar rights mainly comprise purchased and internally developed software. Additions in the year under review relate mainly to the first phase in the creation of a standardized Group-wide SAP system (SGL ONE). The aim of the SAP project is to replace a multitude of legacy systems with a single, fully integrated global SAP system. A total of [E]4.9 million has been capitalized to date for the SGL ONE project. Negative goodwill is reversed to the income statement across the remaining useful life of the asset. Goodwill amortization is contained in other operating expenses. There was no requirement for write-downs from impairment testing.

12. PROPERTY, PLANT AND EQUIPMENT

                                                         OTHER      ADVANCE
                                         TECHNICAL  EQUIPMENT,     PAYMENTS
                             LAND, LAND  EQUIPMENT   OPERATING   AND ASSETS
                             RIGHTS AND        AND  AND OFFICE        UNDER
[E]M                          BUILDINGS  MACHINERY   EQUIPMENT  DEVELOPMENT    TOTAL
                             ----------  ---------  ----------  -----------  -------

Historical cost:
Balance at Jan. 1, 2002....       395.8    1.106.6       142.5         52.9  1,697.0
Change in basis of
  consolidation............       (10.9)     (36.4)       (8.5)         0.0    (55.8)
Currency translation.......       (19.3)     (61.4)       (3.2)        (2.2)   (86.1)
Reclassifications..........        10.1        0.0         0.0        (10.1)     0.0
Additions..................         2.6       43.7         6.1        (10.9)*   41.5
Disposals..................        (6.3)     (28.6)       (5.5)       (0.1)    (40.5)
                             ----------  ---------  ----------  -----------  -------
Balance at Dec. 31, 2002...       372.0    1.023.9       131.4         29.6  1,556.9
                             ----------  ---------  ----------  -----------  -------
CUMULATIVE DEPRECIATION
Balance at Jan. 1, 2002....       214.5      811.3       118.3          0.2  1,144.3
Change in basis of
  consolidation............       (10.0)     (34.3)       (8.5)         0.0    (52.8)
Currency translation.......        (7.1)     (38.1)       (2.2)         0.0    (47.4)
Reclassifications..........         0.0        0.0         0.0          0.0      0.0
Additions..................        10.3       52.4         8.6          0.0     71.3
Disposals..................        (4.0)     (26.5)       (5.3)         0.0    (35.8)
                             ----------  ---------  ----------  -----------  -------
Balance at Dec. 31, 2002...       203.7      764.8       110.9          0.2  1,079.6
                             ----------  ---------  ----------  -----------  -------
Carrying amount at Dec. 31,
  2002.....................       168.3      259.1        20.5         29.4    477.3
                             ==========  =========  ==========  ===========  =======
HISTORICAL COST:
Balance at Jan. 1, 2001....       377.3    1.049.8       145.2         35.4  1,607.7
Change is basis of
  consolidation............         2.4        0.6         0.5          0.0      3.5
Currency translation.......         6.7       19.1         0.4         (1.1)    25.1
Reclassifications..........         1.6        2.7         0.0         (4.3)     0.0
Additions..................         8.7       49.3         9.7         22.9     90.6
Disposals..................        (0.9)     (14.9)      (13.3)         0.0    (29.1)
                             ----------  ---------  ----------  -----------  -------
Balance at Dec. 31, 2001          395.8    1,106.6       142.5         52.9  1,697.8
                             ----------  ---------  ----------  -----------  -------
CUMULATIVE DEPRECIATION
Balance at Jan. 1, 2001....       202.1      751.7       119.5          0.0  1,073.3
Change in basis of
  consolidation............         0.7        0.4         0.4          0.0      1.5
Currency translation.......        (1.8)       8.2         0.0          0.0      6.4
Reclassifications..........         0.0        0.1        (0.1)         0.0      0.0
Additions..................        14.3       62.6        10.8          0.2     87.9
Disposals..................        (0.8)     (11.7)      (12.3)         0.0    (24.8)
                             ----------  ---------  ----------  -----------  -------
Balance at Dec. 2001.......       214.5      811.3       118.3          0.2  1,144.3
                             ----------  ---------  ----------  -----------  -------
CARRYING AMOUNT AT DEC. 31,
  2001.....................       181.3      295.3        24.2         52.7    553.5
                             ==========  =========  ==========  ===========  =======


* Balance of additions of [E]28.9 million and reclassifications to operational equipment of [E]39.8 million

    Additions in property, plant and equipment fell by [E]49.1 million in the year under review, from [E]90.6 million to [E]41.5 million. In fiscal year 2002, [E]5.5 million was invested in the new carbon-ceramic brake disc production plant, which was completed in 2002. Other material additions relate primarily to the replacement of capital assets for our plants in Germany, the US and Italy. Capitalized leased assets relate to land and buildings and to technical equipment, and amount to [E]1.4 million at December 31, 2002.


13. NONCURRENT FINANCIAL ASSETS

                                   INVESTMENTS                    OTHER
                                        IN NOT   NONCURRENT  NONCURRENT
                                  CONSOLIDATED    FINANCIAL   FINANCIAL
                                  SUBSIDIARIES  INSTRUMENTS      ASSETS  TOTAL
                                          [E]M         [E]M        [E]M   [E]M
                                  ------------  -----------  ----------  -----

HISTORICAL COST:
Balance at Jan.1, 2002..........          27.3          2.7         5.2   35.2
Change in basis of consolidation          11.0          0.0         0.0   11.0
Currency translation............          (1.7)         0.0         0.1   (1.6)
Reclassifications...............           0.0         (0.3)        0.3    0.0
Additions.......................           0.6          0.1         0.0    0.7
Disposals.......................          (4.4)         0.0        (0.2)  (4.6)
                                  ------------  -----------  ----------  -----
Balance at Dec.31, 2002.........          32.8          2.5         5.4   40.7
                                  ------------  -----------  ----------  -----
CUMULATIVE WRITE-DOWNS:
Balance at Jan.1, 2002..........           1.2          0.0         0.0    1.2
Change in basis of consolidation           6.0          0.0         0.0    6.0
Currency translation............           0.0          0.0         0.1    0.1
Additions.......................           0.0          0.0         0.2    0.2
Disposals.......................           0.0          0.0         0.0    0.0
                                  ------------  -----------  ----------  -----
Balance at Dec.31, 2002.........           7.2          0.0         0.3    7.5
                                  ------------  -----------  ----------  -----
CARRYING AMOUNT AT DEC.31, 2002.          25.6          2.5         5.1   33.2
                                  ============  ===========  ==========  =====
HISTORICAL COST:
Balance at Jan.1, 2001..........          30.1          2.5         4.2   36.8
Change in basis of consolidation           0.0          0.0         0.1    0.1
Currency translation............           0.7          0.0         0.1    0.8
Reclassifications...............          (1.0)         0.5         0.5    0.0
Additions.......................           2.2          0.5         0.9    3.6
Disposals.......................          (4.7)        (0.8)       (0.6)  (6.1)
                                  ------------  -----------  ----------  -----
Balance at Dec.31, 2001.........          27.3          2.7         5.2   35.2
                                  ------------  -----------  ----------  -----
CUMULATIVE WRITE-DOWNS:
Balance at Jan.1, 2001..........           0.9          0.0         0.0    0.9
Change in basis of consolidation           0.0          0.0         0.0    0.0
Currency translation............           0.0          0.0         0.0    0.0
Additions.......................           0.8          0.0         0.0    0.8
Disposals.......................          (0.5)         0.0         0.0   (0.5)
Balance at Dec.31, 2001.........           1.2          0.0         0.0    1.2
                                  ------------  -----------  ----------  -----
CARRYING AMOUNT AT DEC.31, 2001.          26.1          2.7         5.2   34.0
                                  ============  ===========  ==========  =====


    Other noncurrent financial assets relate primarily to the capitalized surrender value of reinsurance policies. The change in the basis of consolidation in the year under review relates to the carrying amount of a company which is no longer consolidated due to immateriality. There are no longer any advance payments on noncurrent financial assets.


14. INVENTORIES

                                                        DEC. 31,  DEC. 31,
                                                            2002      2001
                                                        --------  --------
                                                            [E]M      [E]M
Raw materials and supplies............................      83.1     109.1
Work in progress......................................     147.9     200.9
Finished goods and goods purchased and held for resale      54.5      71.0
Cost in excess of billings............................       9.3      12.6
Advance payments/minus payments received..............      (6.4)      0.6
                                                        --------  --------
                                                           288.4     394.2
                                                        ========  ========


    Cost in excess of billings relates to customer-specific production contracts measured at cost. The total amount of inventories carried at net realizable value amounts to [E]5.8 million. Advances received amounting to [E]7.5 million were netted against inventories for the first time in 2002. Write-downs were only reversed to a limited extent.


15. TRADE RECEIVABLES

                                                        DEC. 31,  DEC. 31,
                                                            2002      2001
                                                        --------  --------
                                                            [E]M      [E]M
Customers ............................................     198.1     256.0
thereof with more than one year to maturity
  (2002: [E]0.3 million, 2001: [E]0.4 million)
Subsidiaries .........................................      10.0       6.2
                                                        --------  --------
                                                           208.1     262.2
                                                        ========  ========


    Trade receivables are reported net of specific allowances for doubtful accounts amounting to [E]9.6 million as of December 31, 2002 and [E]15.0 million as of December 31, 2001. No general valuation allowances were recognized in 2002. There were no trade receivables from associates. As of December 31, 2002 and 2001, sales of receivables, as reported during the year, amounted to [E]41.2 million and [E]11.4 million, respectively.


16. OTHER RECEIVABLES AND OTHER CURRENT ASSETS

                                                        DEC. 31,  DEC. 31,
                                                            2002      2001
                                                        --------  --------
                                                            [E]M      [E]M
Other receivables from subsidiaries ..................       2.9       0.2
Other current assets .................................      57.8      47.2
  thereof with more than one year to maturity
  (2002: [E]0.0 million, 2001: [E]0.0 million)
                                                        --------  --------
                                                            60.7      47.4
                                                        ========  ========


    Other current assets relate primarily to recoverable taxes amounting to [E]19.8 million, positive fair values of financial derivatives totaling [E]8.7 million, prepaid expenses of [E]7.0 million, insurance claims, short-term loans, purchase price receivables for noncurrent assets sold, and miscellaneous receivables.


17. CASH AND CASH EQUIVALENTS

                                                        DEC. 31,  DEC. 31,
                                                            2002      2001
                                                        --------  --------
                                                            [E]M      [E]M
Cash and bank balances................................      21.4      11.6
Financial instruments.................................       0.1       0.5
                                                        --------  --------
                                                            21.5      12.1
                                                        ========  ========


    The increase in bank balances as compared to the prior year is mainly due to reporting date effects at subsidiary in Poland.

    On February 28, 2002 the Company purchased 300,000 own shares at [E] 2.56 each. These shares resulted from the capital increase approved on January 23, 2002 and were for use by employees. In March 2002, a total of 276,707 shares (notional [E] 708,370 = 1.3% of the share capital) were issued to employees of SGL Carbon AG and its affiliates as part of the bonus program. In November 2002, the Company purchased a total of 63,455 own shares at [E] 7.17 each (a total of [E] 455,251). Using the initial portfolio of 2,027 shares, 88,775 shares (notional [E] 227,264 = 0.4% of the share capital) were issued as employee shares to employees of SGL Carbon AG and its affiliates in November 2002. 79,825 shares were purchased by the participants at a price of [E] 4.42 each and 8,950 shares at a price of [E] 5.50 each. As a result, no further shares were held at the balance sheet date.

    The financial instruments are classified as "available for sale". The fair values of the financial instruments correspond to their carrying amounts. There was no requirement to charge impairment losses.


18. DEFERRED TAX ASSETS

    Tax loss carryforwards are recorded primarily in the US and in Germany. As the law currently stands, the tax loss carryforwards in Germany can be utilized without limitation of time. In the US, the tax loss carryforwards expire between 2018 and 2021. These tax loss carryforwards are measured at the expected enacted future tax rates. Valuation allowances are charged on the gross amounts calculated in this way to obtain the amounts likely to be utilized in the future.

    Deferred tax assets from loss  carryforwards  in the US and the UK were not
recognized   during   preparation  of  the  IFRS/IAS   consolidated   financial
statements.

    Deferred tax assets were also recognized for timing differences in profit and loss resulting from consolidation adjustments, and for temporary differences in carrying amounts at the Group companies resulting from provisions for onerous contracts not allowable for tax purposes and for other measurement differences under the IFRSs/IASs. In the event of doubts about the tax-deductibility of expenses, an equivalent valuation allowance is charged against the calculated deferred tax assets. Most deferred tax assets have more than one year to maturity.


19. EQUITY

    The classification of items of equity is presented in the consolidated statement of changes in shareholders equity on page F-7.

    The share capital of SGL Carbon as of December 31, 2002 amounted to [E]55,972,992 and is composed of 21,864,450 no-par value bearer shares.

    The share capital of SGL Carbon may be increased against cash or non-cash contributions by a resolution adopted by an Annual General Meeting by a simple majority, or if the subscription rights of the shareholders are to be excluded, by a majority of at least three-quarters of the share capital present (in person or by proxy) at the adoption of the resolution. Any decrease in the share capital of SGL Carbon requires a resolution adopted by a three-quarters majority.

    The Annual General Meeting of a German corporation may empower the Executive Committee to issue, subject to the consent of the Supervisory Board, shares up to a certain aggregate notional amount not exceeding 50% of the issued share capital at the time of the adoption of the resolution during a period not exceeding five years.

    For reasons of transparency, various amounts of authorized capital in existence at the time of different Annual General Meetings were aggregated in a single provision of the Articles of Association by resolution of the Annual General Meeting on April 30, 2002. To do this, the following authorizations were revoked: (i) the authorization of the Executive Committee in accordance with Article 3 (6) of the Articles of Association to increase the share capital by a total of up to [E]376,192 on one or more occasions up to April 15, 2004, with the consent of the Supervisory Board, by issuing 146,950 new no-par value shares for cash contributions, and (ii) the authorization of the Executive Committee in accordance with Article 3 (8) of the Articles of Association to increase the share capital by a total of up to [E]5,400,000 on one or more occasions up to April 26, 2005, with the consent of the Supervisory Board, by issuing new no-par value shares for cash and/or non-cash contributions. The Annual General Meeting resolved to create new authorized capital I and to revise Article 3 (6) of the Articles of Association. As a result, the Executive Committee is authorized to increase the Company's share capital by a total of up to [E]6,928,192.00 on one or more occasions up to April 29, 2007, with the consent of the Supervisory Board, by issuing new shares against cash and/or non-cash contributions (authorized capital I). Shareholders must be granted subscription rights. With the consent of the Supervisory Board, the Executive Committee is authorized to exclude fractions from the shareholders' subscription rights. Furthermore, the Executive Committee may exclude shareholders' subscription rights with the consent of the Supervisory Board,

        * insofar as it is necessary to grant a right to subscribe for shares to the holders of warrants or the creditors of convertible bonds issued by SGL Carbon Aktiengesellschaft or its wholly owned direct or indirect subsidiaries to the extent that they are entitled to this right after exercising their options or conversion rights or after fulfilling their conversion obligations,

        *   if  the  new  shares  are  issued  to   employees   of  SGL  Carbon
            Aktiengesellschaft or companies affiliated with SGL Carbon Aktiengesellschaft as defined by sections 15 ff. of the AktG (German Stock Corporation Act). For this purpose, however, the share capital may only be increased on one or more occasions by a total of up to [E]2,432,000.00 through the issue of up to a total of 950,000 new no-par value shares,

        * if the new shares are issued to the employees of SGL Carbon Aktiengesellschaft or affiliates of SGL Carbon Aktiengesellschaft as defined by sections 15 ff. of the AktG who are participating in SGL Carbon Aktiengesellschaft's stock option plan. For this purpose, however, the share capital may only be increased on one or more occasions by a total of up to [E]640,000.00 through the issue of a total of up to 250,000 new no-par value shares,

        * if the new shares are issued as part of a capital increase for non-cash contributions for the purpose of acquiring companies, parts of companies, or equity interests,

        * by a total of up to [E]5,597,299.20, if the new shares are issued during a capital increase for cash contributions at a price that is not significantly lower than the market price.

    The Executive Committee was also authorized by the Annual General Meeting on May 3, 2001 to increase the Company's share capital by up to [E]21,058,304, with the consent of the Supervisory Board, on one or more occasions up to May 2, 2006 by issuing 8,225,900 new no-par value shares for cash and/or non-cash contributions (authorized capital Ia). Shareholders must be granted subscription rights. However, the Executive Committee is authorized to exclude fractions from the shareholders' subscription rights with the consent of the Supervisory Board. The Executive Committee is also authorized to exclude all shareholders' subscription rights with the consent of the Supervisory Board in order to issue the new shares for non-cash contributions for the purpose of acquiring companies or equity interests.

    The share capital of the Company has been contingently increased by an additional [E]3,840,000, composed of 1,500,000 no-par value bearer shares with a notional value of [E]2.56 each. The contingent capital increase will be implemented only insofar as the holders of conversion rights attached to convertible bonds issued in September 2000 in the amount of [E]133,650,000 exercise their conversion rights, or insofar as holders of convertible bonds who are obliged to convert such bonds issued by SGL Carbon or a wholly owned direct or indirect subsidiary of SGL Carbon on the basis of the authorization approved by the Annual General Meeting on April 27, 2000 fulfill their conversion obligation. The new shares carry dividend rights from the beginning of the fiscal year in which they are created due to the exercise of conversion or option rights or through fulfillment of the conversion obligation.

    The share capital has been contingently increased by an additional notional [E]4,096,000. The contingent capital increase will be implemented only by issuing up to 1,600,000 new no-par value shares carrying dividend rights from the beginning of the fiscal year in which they were issued and will only be implemented insofar as the owners of subscription rights issued under the terms of the Company's stock option plan on the basis of the authorization approved on April 27, 2000 exercise their subscription rights.

    The Annual General Meeting on May 3, 2001 approved to contingent increase in the share capital by up to [E]5,520,499.20 by issuing up to 2,156,445 bearer shares. The contingent capital increase serves to grant option rights under the terms and conditions of the options to the holders of warrants from bonds with warrants or of conversion rights under the terms and conditions of the bonds to the holders of convertible bonds which, in accordance with the authorization of the Annual General Meeting on May 3, 2001, are issued up to May 2, 2006 by SGL Carbon Aktiengesellschaft or a wholly owned direct or indirect subsidiary of SGL Carbon Aktiengesellschaft. The new shares will be issued at the exercise or conversion price to be determined in accordance with the aforementioned resolution. The contingent capital increase will be implemented only to the extent that the holders of the bonds with warrants or convertible bonds exercise their option or conversion rights, or that bond holders obliged to convert meet their obligation to do so. The new shares carry dividend rights from the beginning of the fiscal year in which they are created through the exercise of conversion or option rights or through the fulfillment of conversion obligations. The Executive Committee is authorized to determine the further details of the implementation of the contingent capital increase with the consent of the Supervisory Board.

    [E]45,911  was  withdrawn   from  the  reserve  for  treasury   shares  and
appropriated to other retained earnings. The accumulated deficit of SGL Carbon AG of [E]9,600,000 will be carried forward to new account.

    On January 31, 2003, the Executive Committee approved, with the consent of the Supervisory Board on February 11, 2003, to use part of the authorized capital (authorized capital I) to increase the share capital by [E]820,500.48 by issuing 320,508 new shares. The new shares carry dividend rights starting in fiscal year 2002.


20. PROVISIONS FOR PENSIONS AND OTHER EMPLOYEE BENEFITS

                                                           DEC. 31,  DEC. 31,
                                                               2002      2001
                                                           --------  --------
                                                               [E]M      [E]M
Pension provision for direct commitments..................     158.8     154.3
Pension provision for indirect commitments................      16.4      16.4
Other.....................................................      15.4      22.4
                                                            --------  --------
                                                               190.6     193.1
                                                            ========  ========


    There are various arrangements worldwide in the SGL Carbon Group for retirement benefit and surviving spouses' pensions for its employees. Some of the arrangements are tied to the remuneration level of the employees, others involve fixed amounts that depend on the classification of the employees (in terms of both salary class and level in the corporate hierarchy). Certain arrangements also provide for future increases based on indexed inflation.

    The differing pension plans for the employees of SGL Carbon AG, SGL Carbon GmbH and the former SGL Technik GmbH were standardized as of April 1, 2000. Claims by employees from pension plans that arose prior to April 1, 2000 are not affected, and the financial obligations arising under these pension plans remain in the SGL Carbon Group, where they are covered by provisions. The basis of the new pension plan is the legally independent pension fund for employees of the Hoechst Group, which is funded by employee and employer contributions. The contributions of the SGL Carbon Group to this pension fund are linked by a certain formula to the contributions paid into this pension fund by the employees. The payments by companies to such defined contribution pension funds are expensed as incurred in the period concerned.

    In the case of defined contribution pension plans, the company pays contributions to pension insurance funds on the basis of statutory or contractual provisions. The company has no obligations other than to pay the contributions. Current contribution payments are recognized as operating expenses in the period concerned.

    The provisions for defined benefit plans are calculated using the projected unit credit method. Measurement is based on the legal, economic and tax circumstances in the country concerned. Most of the obligations from current pensions and entitlements under pension plans in the European companies are covered by the provisions carried on the balance sheet. The North American subsidiaries have country-specific pension plans, most of which are covered by pension funds. At certain companies in the SGL Carbon Group, the provisions also cover amounts for post-employment medical care as well as severance payments. The future obligations are calculated using actuarial methods based on conservative estimates of the relevant parameters. Recognition of actuarial gains and losses uses the 10% corridor rule. Personnel turnover is determined on a company-by-company basis. The actuarial measurements are based on country-specific mortality tables. Pension provisions amounting to [E]12 million have a term of less than one year.

    The following  parameters  are applied to the most  significant  countries:
Germany and the US.

    Calculation basis and parameters for pension provisions

                                                        GERMAN
                                                        PLANS       US-PLANS
                                                     -----------  ------------
                                                     2002   2001   2002   2001
                                                     ----  -----  -----  -----

Discount Rate.......................................  6.0%   6.0%  6.75%   7.5%
Salary growth.......................................  3.0%  2.75%   3.0%   4.0%
Expected rate of return on plan assets..............   ---    ---   9.0%  10.0%



    Changes in the present value of funded obligations and in plan assets for pension provisions for direct commitments are presented below:

CHANGES IN PRESENT VALUE OF FUNDED OBLIGATIONS                     2002   2001
                                                                  -----  -----

Present value at Jan. 1.........................................  234.8  217.7
Current service cost............................................    5.5    5.1
Interest cost...................................................   14.2   14.2
Acturarial gains/losses.........................................    6.6    6.0
Benefits paid...................................................  (12.1) (11.5)
Changes in basis of consolidation...............................    0.0    0.1
Exchange differences............................................   (4.2)   3.2
                                                                  -----  -----
Projected benefit obligations at Dec. 31........................  244.8  234.8
                                                                  =====  =====
CHANGES IN PLAN ASSETS
Plan assets at Jan. 1...........................................   51.6   58.9
Return on plan assets...........................................   (5.7)  (9.1)
Contributions paid..............................................    2.9    1.9
Benefits paid...................................................   (3.7)  (3.4)
Exchange differences............................................    0.2    3.3
                                                                  -----  -----
Plan assets at Dec. 31..........................................   45.3   51.6
                                                                  =====  =====
Funding Status..................................................  199.5  183.2
Unrecognized actuarial gains/losses.............................  (40.7) (28.9)
                                                                  -----  -----
Provision at Dec. 31............................................  158.8  154.3
                                                                  =====  =====


    Pension expenses are composed as follows:

[E]M                                                           2002  2001  2000
                                                               ----  ----  ----

Current service costs........................................   5.5   5.1   5.5
Interest cost................................................  14.2  14.2  14.2
Expected return on plan assets...............................  (4.5) (5.8) (5.4)
Amortization of actuarial gains/losses.......................   0.7   0.2   0.2
                                                               ----  ----  ----
PENSION EXPENSES FROM DEFINED BENEFIT PLANS..................  15.9  13.7  14.5
                                                               ----  ----  ----
Pension expenses from defined contribution plans.............   2.8   3.6   3.2
                                                               ----  ----  ----
PENSION EXPENSES.............................................  18.7  17.3  17.7
                                                               ====  ====  ====


21. OTHER PROVISIONS

                                                  RESTRUCTURING
                                                  AND ANTITRUST
[E]M                          TAXES  STAFF COSTS          RISKS  MISCELLANEOUS  TOTAL
                              -----  -----------  -------------  -------------  -----

Balance at Jan. 1, 2002.....   10.5         45.4           71.1           37.6  164.6
Changes in basis of
  consolidation.............    0.0         (0.2)           0.0           (0.1)  (0.3)
Utilized....................   (9.6)       (12.3)         (15.0)         (12.1) (49.0)
Released....................   (0.1)        (6.5)          (0.8)         (13.0) (20.4)
Additions...................    1.8         19.3           22.0           15.6   58.7
Other changes...............   (0.3)        (2.4)          (1.5)          (0.2)  (4.4)
                              -----  -----------  -------------  -------------  -----
Balance at Dec. 31, 2002....    2.3         43.3           75.8           27.8  149.2
                              -----  -----------  -------------  -------------  -----
(thereof with a term of less
  than one year)                0.3         36.2           75.7           23.1  135.3
                              =====  ===========  =============  =============  =====


    The provisions for taxes contain amounts for tax risks of fiscal years not yet finally assessed by the tax authorities. The sharp drop in provisions for taxes in the current fiscal year is due to the fact that several tax audits were finalized in Germany. Provisions for staff costs relate in particular to provisions for annual bonuses, jubilee benefits, partial retirement and outstanding vacation.

    Although we intend to file an appeal with the European Court in relation to the antitrust fine on our Graphite Specialties activities levied by the EU in December 2002, we have increased the provisions for antitrust risks by [E]22 million. The addition to provisions for restructuring and antitrust risks in the prior year was made to cover the costs of closing three plants in the US and restructuring of remaining units, as well as other restructuring expenses of [E]0.9 million. In addition to the amounts transferred to the restructuring provisions, the amount expensed in the prior year included write-downs of inventories amounting to [E]15 million and write-downs of property, plant and equipment amounting to [E]9.8 million.

    Miscellaneous other provisions relate to provisions for various risks, including provisions for bonuses, rebates and onerous contracts amounting to [E]7.2 million (2001: [E]11.9 million), provisions for warranties amounting to [E]2.0 million (2001: [E]2.9 million), provisions for environmental protection costs amounting to [E]3.4 million (2001: [E]4.2 million) and provisions for other risks.

22. LIABILITIES

[E]M                                                             DEC. 31, 2002  DEC. 31, 2001
                                                                 -------------  -------------

FINANCIAL LIABILITIES
Bank loans and overdrafts......................................          313.5          359.5
Commercial paper...............................................            0.0           37.0
Convertible and exchangeable bonds.............................          135.0          135.0
Other financial liabilities....................................            0.0            7.4
                                                                 -------------  -------------
                                                                         448.5          538.9

TRADE PAYABLES
thereof due within one year 110.5 million (2001: 107.7 million)          110.5          107.7
OTHER LIABILITIES
Customer advances received
thereof due within one year 0.8 million (2001: 7.3 million)....            0.8            7.3
Payable to subsidiaries
thereof due within one year 6.0 million (2001: 3.8 million)....            6.0            3.8
Miscellaneous other liabilities................................          144.4          186.1
                                                                 -------------  -------------
                                                                         151.2          197.2
                                                                 -------------  -------------
TOTAL..........................................................          710.2          843.8
                                                                 =============  =============


    133,650 bonds with warrants of [E]1,000 each were issued as part of a convertible bond on September 18, 2000 at 100% of the principal amount. They bear interest of 3.5% p.a. on their principal amount. The bonds with warrants can be converted at any time into fully paid-up, no-par value bearer shares of SGL Carbon AG in the period from October 18, 2000 to September 4, 2005. Each bond with warrants in the principal amount of [E]1,000 can be converted into
11.2233 shares subject to adjustment of the conversion price. The bonds with warrants will be repaid on September 18, 2005 at their principal amount, provided that they have not been repaid or converted at an earlier date.

    The weighted average rate of interest on financial liabilities was 4.4% for 2002 (previous year: 4.8%). Bank loans and overdrafts amounting to [E]189.6 million as of December 31, 2002 and [E]26.0 million as of December 31, 2001 bore interest at fixed rates of up to 5.9%. The remaining bank loans relate mainly to short-term [E] and USD loans at rates of interest of between 3.8% and 5.9%.

    A [E]200.0 million commercial paper program launched by SGL Carbon in 1996 was no longer drawn as of December 31, 2002 (2001: [E]37.0 million).

    In December 2002, SGL Carbon and various German and foreign Group companies entered a syndicated loan agreement totaling [E]510 million with a term of two and a half years. This amount includes the bank guarantee to the European Commission and a working capital facility. The loan was granted subject to the condition that the Group complies with standard bank covenants, such as the ratio of net debt to EBITDA and EBITDA to interest expense. Non-compliance with the covenants or other obligations in the loan agreement may result in additional expenses and, if repeated, the lenders could demand repayment of the loan ahead of schedule. Various assets, in particular property, plant and equipment, inventories and receivables were pledged as security for the loan.

    Based on the total credit lines under the new syndicated loan and the credit lines used as of December 31, 2002, the SGL Carbon Group had credit lines of [E]111 million available.

    In fiscal year 2002, the advance payments received totaling [E]7.5 million were offset against the corresponding inventories for each individual project. The other liabilities relate primarily to discounted liabilities for North American antitrust proceedings amounting to [E]80.9 million (2001: [E]109.2 million), wages and salaries amounting to [E]16.3 million (2001: [E]16.1 million), negative fair values for financial derivatives of [E]12.2 million (2001: [E]4.6 million), and taxes amounting to [E]6.4 million (2001: [E]12.5 million). Social security liabilities amounted to [E]6.7 million (2001: [E]5.2 million).

The maturity structure of the total amounts of financial and other liabilities due in each of the next five years and the remainder thereafter is presented below:

                                                                      WITH MORE
                                                                      THAN FIVE
                                                                       YEARS TO
                                                                       MATURITY
[E]M                                   2003  2004   2005  2006  2007       [E]M
                                      -----  ----  -----  ----  ----  ---------

Financial liabilities...............  193.1   5.3  213.0   7.7  21.4        8.0
Other liabilities...................   70.7  17.4   24.8  24.1   7.4        0.0


    Deferred grants from third parties as defined by IAS 20 amounted to [E]1.6 million as of December 31, 2002 (2001: [E]2.0 million). [E]0.2 million was recognized in income during the year under review. There are no deferred gains on sale and leaseback transactions.


23. DEFERRED TAX LIABILITIES

    Deferred tax liabilities result from differing depreciation and amortization methods applied in the tax accounts and in the IFRS/IAS financial statements, from capitalized finance leases, and from measurement differences in the carrying amounts of inventories between the tax accounts and the IFRS/IAS consolidated financial statements. Most deferred tax liabilities have more than one year to maturity.


    CONSOLIDATED CASH FLOW DISCLOSURES

24. DISCLOSURES ON THE CONSOLIDATED CASH FLOW STATEMENT

    The consolidated cash flow statement presents changes in the cash and cash equivalents of the SGL Carbon Group through inflows and outflows of cash and cash equivalents over the course of a reporting period. Cash flows are classified by operating, investing and financing activities. The effects of first-time consolidation and deconsolidation were eliminated. The prior year figures were adjusted for currency changes in fiscal year 2001. The presentation is supplemented by a reconciliation to cash and cash equivalents as reported in the balance sheet. The amounts of foreign subsidiaries have generally been translated at average rates for the year in the cash flow statement. By contrast, cash and cash equivalents are translated at the closing rate, as in the balance sheet.

    Cash provided by operating activities includes interest received in the amount of [E]1.0 million and interest paid in the amount of [E]28.0 million. Net taxes paid after refunds amounted to [E]22.3 million. Bank loans and overdrafts were reduced by [E]46.0 million to cut financing requirements. Group debt also fell by [E]37 million due to the repayment of commercial paper.

    Cash used includes payments for the acquisition of noncurrent financial assets. Details on these payments are contained in note 3. A total of [E]0.7 million was paid for the acquisition of noncurrent financial assets.

    OTHER DISCLOSURES

25. COMMITMENTS AND CONTINGENCIES

    There were no liabilities on bills as of December 31, 2002 or in the previous year. There were guarantee obligations of [E]45.0 million and [E]39.4 million at December 31, 2002 and 2001, respectively. Other financial obligations from orders relating to approved capital projects amounted to [E]21.1 million and [E]31.2 million at December 31, 2002 and 2001. Certain of these capital projects involve expenses to be incurred after more than one year. There were also rental and lease obligations for land and buildings, IT equipment, motor vehicles and other items of property, plant and equipment with terms up to 2006 amounting to [E]12.3 million and [E]12.5 million at December 31, 2002 and 2001. For fiscal year 2002, they are distributed over the following years as shown below:

                                                              2007 AND
[E] M                               2003  2004  2005  2006  THEREAFTER
                                   -----  ----  ----  ----  ----------

Operating leases.................    3.2   1.8   0.7   0.6         4.8
Finance leases...................    0.3   0.3   0.2   0.2         0.2
- discounts included.............  (0.1)
= Present value of finance leases    1.1



    There were no payments from subleases in the two fiscal years. The finance leases relate solely to leased items of property, plant and equipment that are entered into under standard leasing arrangements without special purchase options. There were provisions for environmental protection obligations at a number of the SGL Carbon Group's production sites, principally in North America, in the amount of [E]3.4 million and [E]4.2 million at December 31, 2002 and 2001.

    A number of legal actions, court proceedings and law suits are pending or may be instituted or asserted in the future, including those arising from alleged defects in the products of the SGL Carbon Group, from product warranties and environmental protection matters.

    Litigation is subject to many uncertainties, and the outcome of individual cases cannot be predicted with any certainty. There are reasonable indications to suggest that the SGL Carbon Group may be adversely affected by rulings in certain cases. Identifiable risks are adequately covered by the recognition of corresponding provisions.


    PENDING ANTITRUST PROCEEDINGS AND CLAIMS

    The antitrust proceedings in the US and in Canada have been concluded. Following negotiations with the US antitrust authorities, we obtained a payment extension in 2002 for our remaining obligations. According to the original repayment schedule, we had to pay a total of $65 million in 2002 and 2003. Under the new plan, a total of $15 million must be repaid in these two years. The postponement of payments totaling $50 million to the period 2004 -2007 will further improve the Company's financial position. In July 2001, the European Commission imposed a fine for anti-competitive practices in the graphite electrodes market. We have appealed against the [E]80.2 million fine, which we believe is unacceptable because of unlawful double jeopardy. After we deposited a bank guarantee, payment has been suspended until a final decision has been made. In December 2002, the European Commission imposed a fine of [E]27.75 million on SGL Carbon AG for anti-competitive practices in the graphite specialties market. We will file an appeal with the European Court, citing in particular double jeopardy and gross unreasonableness. Additional provisions of [E]22 million have been recognized to cover these antitrust risks.


26. RELATED PARTY DISCLOSURES

    During the course of its business activities, the SGL Carbon Group renders services for related companies and persons. In turn, these persons and companies deliver goods or render services to the SGL Carbon Group as part of their business purpose. All these transactions are settled on an arm's length basis. Receivables from unconsolidated subsidiaries and associates amount to [E]12.9 million, and the corresponding liabilities amount to [E]6.4 million. Details are presented in the notes to the relevant balance sheet and income statement items.

    In August 2001, Paul W. Pendorf was appointed Chief Executive Officer of HITCO Carbon Composites Inc. (HITCO). Mr. Pendorf has acquired a 6% minority interest in this company. The SGL Carbon Group has granted a loan to Mr. Pendorf, secured by the proceeds from the sale of his shares, to finance the purchase price. The shareholders agreement also provides for options that can be exercised by both sides at a variable price after no later than four years.

    Mr. Pendorf is also a shareholder in a company (AMT II) that has entered into two service and option agreements with HITCO. Under the terms of the option agreement, AMT II has an option to buy up to 43% of the shares of HITCO on the basis of a defined calculation formula. This option expires after no later than three years or after exercise of the put or call option from the shareholders' agreement (see above). SGL Carbon can prolong the option by a further year.

    At December 31, 2002 and 2001, there were also call-in obligations of $3.6 million and $36.2 million, respectively, for shares in an unconsolidated subsidiary. The contribution of the company to a joint venture in fiscal year 2002 and the resulting reduction of the commitment has significantly reduced this amount.


27. INFORMATION ON FINANCIAL INSTRUMENTS

    Financial instruments are contracts that give rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise. According to IAS 32, these include primary financial instruments, such as trade receivables, trade payables, financial assets and financial liabilities. They also include derivatives used to hedge interest rate or foreign currency risks.


    PRIMARY FINANCIAL INSTRUMENTS

    Primary financial instruments are carried on the balance sheet. Financial instruments carried as assets are reported at cost, net of any valuation allowances required. Financial instruments carried as liabilities are reported at their notional amount or at the higher redemption amount.

    The credit or default risk results from the risk that a counterparty is unable to meet its obligations. As we do not generally enter into set-off agreements with our customers, the amounts reported on the balance sheet represent the maximum default risk.

    Foreign currency risks arise where receivables or liabilities are denominated in a currency other than the company's local currency. Hedging occurs firstly as a result of naturally closed positions, where a foreign currency receivable in the SGL Carbon Group is matched by one or more liabilities in the same currency with equivalent maturities and amounts. Derivatives are used only for hedging purposes for foreign currency risks that cannot be covered by natural hedges.


    DERIVATIVES

    The SGL Carbon Group may be exposed to risks from changes in interest rates and exchange rates during the course of its business activities. Derivatives are used purely for hedging purposes and to reduce such risks. No financial instruments are held for trading purposes. The use of such instruments is
governed  by  internal   instructions.   Risk  is   estimated   and   monitored
continuously.

    The SGL Carbon Group is exposed to a credit risk that arises if counterparties are unable to perform their contractual obligations. Derivative contracts are entered into exclusively with internationally recognized financial institutions to reduce the credit risk. In addition, all transactions are monitored by SGL Carbon's central finance department. The Executive Committee does not believe that involvement in such transactions materially adversely affects the Group's financial position.


    NOTIONAL AMOUNTS

    The notional amounts are the aggregate of all underlying purchase and sale amounts involving non-Group third parties. The amounts presented in the following table therefore do not represent the amounts exchanged by the parties, and are therefore no indication of the liabilities arising to the SGL Carbon Group from these financial instruments.

    The notional amounts and fair values of the financial instruments as of December 31, 2002 and 2001 were as follows:

                                                  NOTIONAL AMOUNTS                                FAIR VALUES
                                    BOUGHT           SOLD          TOTAL          TOTAL          TOTAL          TOTAL
                             DEC. 31, 2002  DEC. 31, 2002  DEC. 31, 2002  DEC. 31, 2001                 DEC. 31, 2001
                                      [E]M           [E]M           [E]M           [E]M  DEC. 31, 2002           [E]M
                             -------------  -------------  -------------  -------------  -------------  -------------

Foreign currency contracts:
USD currency forward.......            3.9          170.3          174.2          242.6            5.7           (4.1)
GBP........................            0.6           52.0           52.6           50.6            0.8           (1.0)
Other currency forward.....            6.3            1.1            7.4            2.2            0.2            0.2
Currency option............           99.1           93.6          192.7          201.0          (10.2)           1.6
Participating forward
  contracts................            0.0            0.8            0.8            2.4            0.0           (0.1)
Interest rate contracts:
Interest rate swaps........            0.0          103.2          103.2            3.8           (0.7)           0.1
Interest rate options......           15.3            0.0           15.3           15.3            0.0            0.0



    Currency forwards and options are used primarily to hedge existing and future foreign currency receivables and liabilities. The objective of hedging transactions in the SGL Carbon Group is to reduce the risks inherent in its receivables and liabilities denominated in foreign currencies from exchange rate fluctuations. The underlying transactions in the individual foreign currencies are almost fully hedged on the basis of the net position per currency. The maturities are based on the maturity of the underlying transaction, and range from several days to several months.

    The fair value of derivatives is the price at which one party would assume the rights and/or obligations from another party. Fair values are measured as follows on the basis of the market information available at the balance sheet date, using standard market valuation methods:

        * Currency hedges are measured on the basis of reference rates and reflect forward premiums and discounts. Currency options are measured using recognized option pricing models.

        * Interest rate contracts are measured on the basis of discounted expected future cash flows, with market rates of interest applied for the remaining maturity of the instruments.

        * Interest rate options are measured using recognized option pricing models (incl. Black-Scholes).

    The fair values are determined by independent financial service providers. In the case of derivatives, there is a credit risk in the amount of the positive fair values of the derivatives.

    A zero cost option was entered into to hedge the USD liability from the antitrust fine. The premium to be paid for buying the option matches the premium resulting from the sale of the option.

    The SGL Carbon Group conducts interest rate option and swap transactions to optimize its financing costs. In fiscal years 2002 and 2001, the SGL Carbon Group used interest rate swaps to convert part of its financial liabilities from fixed-interest liabilities into floating rate liabilities.

    Foreign currency hedges in binding contracts or future transactions are accounted for as fair value hedges in accordance with IAS 39.103. The hedge is measured at cost at inception. Changes in the fair values of derivatives from subsequent remeasurement are recognized immediately in net profit or loss and the carrying amount of the hedged item is adjusted. Gains or losses from the remeasurement of interest rate hedges designated as fair value hedges of floating rate bank loans are also recognized in profit or loss.

28. SEGMENT REPORTING

    The SGL Carbon Group operates in the following areas:

    *    CARBON AND GRAPHITE [CG]

         Graphite electrodes and carbon products (electrodes, cathodes, furnace linings)

    *    GRAPHITE SPECIALTIES [GS]

         Products for industrial applications, mechanical carbons and electrical contacts, carbon fibers/composites

    *    CORROSION PROTECTION [CP]

         Process technology and surface protection

         and

    *    SGL TECHNOLOGIES [SGL T]

         Graphite  foils,   carbon  fibers,   expanded   graphite  and  fabrics,
         composites, carbon-ceramic brake discs and fuel cell components.

    External sales revenue relates almost exclusively to revenue from the supply of products. Trading revenues or other revenues are insignificant. Intersegment revenue is generally based on market-driven transfer prices, less selling and administrative expenses. In exceptional cases, cost-based transfer prices may be used. The Other segment relates to companies that primarily render services to the other Business Areas, and includes SGL Carbon AG. Consolidation adjustments relate to the elimination of intersegment transactions. Non-cash expenses resulted primarily from the increase in antitrust provisions in the amount of [E]22 million in the Other segment. The European foils business was moved from the GS segment to the T segment as of January 1, 2002. The comparative figures for the businesses in fiscal year 2001 were adjusted. Certain information on the businesses of the SGL Carbon Group is presented below (primary segment reporting format in accordance with IAS 14.50 ff.).

                                                                                             SGL
                                                                          CONSOLIDATION   CARBON
[E]M                                      CG     GS     CP   SGLT  OTHER    ADJUSTMENTS    GROUP
------------------------------------------------------------------------------------------------
2002
Net sales revenue....................  550.7  195.9  212.4  150.4    2.9            0.0  1,112.3
INTER-SEGMENT REVENUE................  396.5   44.5   16.3    4.4   44.4         (506.1)     0.0
                                       -----  -----  -----  -----  -----  -------------  -------

Total net sales revenue..............  947.2  240.4  228.7  154.8   47.3         (506.1) 1,112.3
Profit/loss from operation*..........   51.9    1.9    4.8  (11.7) (18.3)           0.0     28.6
Investment in property, plant
  and equipment......................   22.6    6.3    2.5    9.3    0.8            0.0     41.5
Depreciation and amortization expense   38.5   15.6    9.8   17.2    0.1            0.0     81.2
Capital employed.....................    462    199    135    202     31              0      967
Debt.................................  103.3   44.5   30.1   45.1  225.5            0.0    448.5
2001
Net sales revenue....................  619.8  230.7  235.8  135.1   11.9            0.0  1,233.3
Inter-segment revenue................  364.6   50.9   19.1    3.6   30.3         (468.5)     0.0
                                       -----  -----  -----  -----  -----  -------------  -------
Total net sales revenue..............  984.4  281.6  254.9  138.7   42.2         (468.5) 1,233.3
Profit/loss from operations*)........   78.9   22.3   12.6  (33.7) (21.4)           0.0     58.7
Investment in property, plant
  and equipment......................   45.1   12.6    5.0   26.3    1.6            0.0     90.6
Depreciation and
  amortization expense*).............   38.4   19.2   10.3   17.7    0.3            0.0     85.9
Capital employed.....................    569    274    162    203      5              0    1,213
Debt.................................  152.3   73.4   43.4   54.4  215.4            0.0    538.9
2000
Net sales revenue....................  619.5  242.0  247.3  151.8    1.9            0.0  1,265.5
Inter-segment revenue................  373.1   49.1   15.4    2.0   30.0         (469.9)     0.0
                                       -----  -----  -----  -----  -----  -------------  -------
Total net sales revenue..............  992.6  305.6  262.7  139.3   32.2         (469.9) 1,262.5
Profit/loss from operations*)........  108.0   16.9   (1.4) (17.3) (27.0)           0.0     79.2
Investment in property, plant
  and equipment......................   33.1    9.2    4.7   19.9    0.3            0.0     67.2
Depreciation and
  amortization expense*).............   34.1   23.5   12.0   13.0    0.3            0.0     82.9
Capital employed.....................    529    272    155    192     68              0    1,216
Debt.................................  149.3   76.7   43.7   54.2  178.5            0.0    502.4


*)before cost of antitrust risks and restructuring expense.

                                                                                    CENTRAL AND                            SGL
                                                       EUROPE EXCL.                       SOUTH         CONSOLIDATION   CARBON
DM                                            GERMANY       GERMANY  NORTH AMERICA      AMERICA  OTHER    ADJUSTMENTS    GROUP
                                              -------  ------------  -------------  -----------  -----  -------------  -------

2002
Net sales revenue (by destination)..........    216.6         373.8          281.6         63.4  176.9            0.0  1,112.3
Net sales revenue (by company)
 Third-party customers .....................    409.5         422.9          267.8          5.1    7.0            0.0  1,112.3
 Intercompany sales revenue ................    179.4         269.5           56.8          0.0    9.4         (506.1)     0.0
                                              -------  ------------  -------------  -----------  -----  -------------  -------

Total net sales revenue.....................    588.9         692.4          324.6          5.1    7.4         (506.1) 1,112.3
Export sales from Germany...................    369.3           0.0            0.0          0.0    0.0            0.0    369.3
Capital employed............................      304           338            312            4      9              0      967
Investments in property, plant and equipment     17.1          12.1           11.8            4      9              0     41.5

2001
Net sales revenue (by destination)..........    246.0         409.2          315.8         63.1  199.2            0.0  1,233.3
Net sales revenue (by company)
 Third-party customers .....................    457.8         439.7          319.1          8.0    8.7            0.0  1,233.3
 Intercompany sales revenue ................    178.3         237.1           53.1          0.0    0.0         (468.5)     0.0
                                              -------  ------------  -------------  -----------  -----  -------------  -------
Total net sales revenue.....................    636.1         676.8          372.2          8.0    8.7         (468.5) 1,233.3
Export sales from Germany...................    360.7           0.0            0.0          0.0    0.0            0.0    360.7
Capital employed............................      404           386            410            4      9              0    1.213
Investments in property, plant
and equipment...............................     40.0          23.3           26.6          0.0    0.7            0.0     90.6

2000
Net sales revenue (by destination)..........    241.0         359.6          390.6         79.9  191.4            0.0  1,262.5
Net sales revenue (by company)
 Third party customers .....................    468.1          42.4          370.8          1.9    9.3            0.0  1,262.5
 Intercompany sales revenue ................    169.8         236.6           62.8          0.0    0.7         (469.9)     0.0
                                              -------  ------------  -------------  -----------  -----  -------------  -------
Total net sales revenue.....................    637.9         649.0          433.6          1.9   10.0         (469.9) 1,262.5
Export Sales from Germany...................    377.7           0.0            0.0          0.0    0.0            0.0    377.7
Capital employed............................      379           367            457            1     12                   1.216
Investment in property, plant and
equipment...................................     19.6          29.6           18.0          0.0    0.0            0.0     67.2


29. LIST OF SHAREHOLDINGS

    The list of shareholdings is filed with the Wiesbaden commercial register. It will also be available for inspection at the Annual General Meeting of SGL Carbon Aktiengesellschaft on April 30, 2003.


30. REMUNERATION OF THE SUPERVISORY BOARD AND EXECUTIVE COMMITTEE OF SGL CARBON
    AG

    The total remuneration of the Supervisory Board amounts to [E]0.3 million. The remuneration of the Executive Committee amounts to [E]1.6 million plus participation in the management incentive plans (see note 31). Based on the remuneration paid to the Executive Committee in the year under review the variable component amounts to 60%.

    The total remuneration of former members of management and their surviving dependents amounts to [E]0.1 million. [E]1.1 million has been provided for pension obligations to former members of management and their surviving dependents.

    The active members of the Executive Committee hold shares in SGL Carbon AG privately. At December 31, 2002, these totaled 55,055 shares and 3,093 ADRs.

    The names of the members of the Supervisory Board and the Executive Committee are listed in Item 6.

31. MANAGEMENT INCENTIVE PLANS

    In 1996, the Company introduced management incentive plans in order to link management compensation to enterprise value.


    STOCK APPRECIATION RIGHTS PLAN (SAR)

    By means of the SAR Plan of April 1996/January 1997, SGL enabled members of the Executive Committee and management to participate in the development of the market price of the Company's shares by allocating stock options. The plan covers a total of 840,500 options, of which 797,300 (637,350 already exercised) were allocated to 74 members of the Executive Committee and senior management as of December 31, 2002.

    The options allocated to each participant were vested in installments of 20% per annum each on January 1 for the previous fiscal year (vesting period 1997 until 2001). Each issued option can be exercised between March 1 and March 15 of each year, and on March 15, 2006 at the latest.

    Options attributable to participants who are not members of the Executive Committee are exercised by buying ordinary shares of SGL Carbon AG in exchange for payment of the exercise price. This portion of the SAR is recognized directly in equity in the Group. The exercise of options by members of the Executive Committee results in the members receiving a cash amount representing the difference between the exercise price and the official average price of the Company's shares fixed by the Frankfurt Stock Exchange on March 16 of the year the option is exercised. A provision is recognized for the options of the Executive Committee in the amount of the difference between the option price and the price at the balance sheet date. The payment is eliminated against the provision when the option is exercised.


    LONG-TERM CASH INCENTIVE PLAN (LTCI)

    The Long-Term Cash Incentive Plan (the LTCI Plan), established in 2002, enables the Executive Committee and selected members of management to receive cash bonuses for the years 2002 to 2004, provided that certain performance targets defined by the Supervisory Board are met in the period 2002 to 2004 inclusive. The maximum total bonus amounts to [E]7.8 million. Of the net proceeds from the LTCI premium, an amount equal to 15% of the gross proceeds must be used by the participants to buy shares of SGL Carbon AG. The shares must be locked up for 12 months. A provision is recognized ratably to match the performance targets met at the reporting date. The corresponding expense is carried under other operating expenses as with the SAR plans. The additions to provisions for the Executive Committee in fiscal year 2002 amount to [E]275 thousand.


    SHARE OWNERSHIP PLAN

    Under the Share Ownership Plan, all employees of the Company in Germany and Austria were offered 25, 50, or 60 shares at a price of [E]4.42 per share for the first 25 or 50 shares (basic offer) and at a price of [E]5.50 per share for the additional 10 shares (additional offer). 1,631 employees participated in this Plan and purchased a total of 88,775 shares. These shares were issued on the basis of the capital increase from authorized capital in 2002 (see note
17). The shares of the basic offer are subject to a two-year internal lock-up until November 30, 2004, and those of the additional offer to a one-year lock-up until November 30, 2003.


    STOCK PURCHASE PLAN

    The  Company's  Stock  Purchase  Plan was approved by the  Ordinary  Annual
General Meeting on April 27, 2000. There are plans to issue up to 250,000 new shares from authorized capital to service the Stock Purchase Plan. No shares have been issued to date under the Stock Purchase Plan.

    Under the Stock Purchase Plan, the Supervisory Board is authorized to grant shares of the Company to members of the Executive Committee, and the Executive Committee is authorized to issue shares to senior executives of the Company and to members of management and senior executives of Group companies. Shares for participants in the plan who are not members of the

Executive Committee are created from a capital increase for non-cash contributions from bonus claims. A share buy-back is planned for members of the Executive Committee. Such stock bonuses will be granted to participants under the Stock Purchase Plan.

    To participate in the Stock Purchase Plan, the selected employees and Executive Committee members must purchase shares of the Company on the stock exchange. The purchase price must not exceed 50% of their bonus in accordance with the annual bonus plan. The purchased shares are held for participants in safe custody in a blocked securities account for two years (the lock-up period). During the lock-up period, participants may not dispose of the shares in order not to forfeit their right to subscribe for matching shares (as defined below) at the end of the Stock Purchase Plan.

    After the lock-up period, each non-Executive Committee participant receives new shares from authorized capital and members of the Executive Committee receive new shares from the share buy-back (the "matching shares"). The number of new shares and shares from the share buy-back for members of the Executive Committee corresponds to the number of shares held for participants in safe custody in the blocked securities account. Participants who are not members of the Executive Committee contribute their bonus claims as non-cash contributions and receive the released shares and the matching shares.

    A provision is recognized at the balance sheet date for all participants who are entitled to bonuses. The bonus is measured at the market value of the shares to which the employees are entitled in addition to their own shares. If employees contribute their bonus entitlements to SGL Carbon AG, the provision is reclassified to issued capital or the share premium.


    STOCK OPTION PLAN

    The Company's Stock Option Plan was approved by the Ordinary Annual General Meeting on April 27, 2000. There are plans to issue up to 1.6 million shares from contingent capital to service the Stock Option Plan. The options will be granted up until the end of 2004. 507,000 options were granted under the terms of the Stock Option Plan in fiscal year 2002, bringing the total number of options granted to date to 998,500. Under the Stock Option Plan, the Supervisory Board is authorized to grant stock options on shares of the Company to members of the Executive Committee. The Stock Option Plan authorizes the Executive Committee to grant stock options to senior executives of the Company designated by the Executive Committee and to members of the management and remaining senior executives of majority owned subsidiaries.

    The stock options are distributed as follows:

    *    Executive Committee: up to 30%;

    *    senior executives of the Company: up to 20%;

    *    members of management of Group companies: up to 20%; and

    *    remaining senior executives of Group companies: up to 30%.

    The term of the options is ten years and begins on the date of grant. The options expire without the holders having a claim for compensation if they are not exercised before the end of the ten-year term.

    The options may not be exercised before the end of a two-year period which begins on the day following the date of grant. This period is followed by an eight-year exercise period. Within this period, the options may only be exercised on trading days during defined periods (the "exercise window"). In each calendar year, there are two exercise windows, each comprising ten trading days following publication of the interim report and the annual report.

    The options can only be exercised if the Company has reached its performance target at the time of exercise. The performance target is to increase the total return on the shares of the Company. The total return is composed of the share price and the reinvested dividends. The total return must exceed the exercise price for an option by at least 15%.

    The exercise price is calculated on the basis of the average closing price of SGL Carbon AG shares in the Frankfurt Stock Exchange's XETRA trading system on the 20 trading days prior to issuance of the options. Incidental costs of purchase are not taken into account. The minimum exercise price to be paid is the notional value of each share.

    After exercising the options, participants must retain a minimum number of SGL Carbon AG shares amounting to 15% of the gross proceeds for a further twelve months. When the options are exercised, the portion of the subscription price exceeding the notional value is credited directly to the share premium.

    Changes in the equity compensation plans in accordance with IAS 19.147 are as follows:

NUMBER OF SHARES/OPTIONS                                 SAR     STOCK    STOCK
                                                              PURCHASE   OPTION
                                                                  PLAN     PLAN
                                                   ---------  --------  -------
Balance at Jan. 1, 2002..........................    163,550    31,316  491,500
Additions........................................               43,123  507,000
Expired/Returned.................................     (3,600)
Exercised........................................
                                                   ---------  --------  -------
Balance at Dec. 31, 2002.........................    159,950    74,439  998,500
                                                   ---------  --------  -------
Average exerise price ( )........................      33.03       ---    42.77
Expiration dates.................................  3/15/2006     2010/2011/2012
Fair value Dec, 2002/m...........................        0.0       0.0      0.0
                                                   ---------  --------  -------


    The SAR and Stock Option Plans are "out of the money". This means that the fair value is zero, because the exercise price is higher than the current market price. The various equity compensation programs resulted in a net expense of [E]0.3 million in fiscal year 2002.


32. EXEMPTION IN ACCORDANCE WITH SECTION 264 (3) OF THE HGB

    The following companies, which are included in the consolidated financial statements of SGL Carbon AG, made use of the provision in section 264 (3) of the HGB: SGL Carbon GmbH, Meitingen; SGL Carbon Beteiligung GmbH, Meitingen; SGL Technologies GmbH, Meitingen; SGL Brakes GmbH, Meitingen; SGL Information-Services GmbH, Augsburg.


33. DECLARATION OF CONFORMITY WITH THE GERMAN CORPORATE GOVERNANCE PRINCIPLES IN ACCORDANCE WITH SECTION 285 (16) OF THE HGB

    The Executive Committee and the Supervisory Board have decided to implement the recommendations of the Government Commission on the German Corporate Governance Code with the exceptions listed below and have issued the following declaration of compliance in accordance with section 161 of the Aktiengesetz (AktG -- German Stock Corporation Act):

    SGL Carbon AG complies with the recommendations of the Government Commission on the German Corporate Governance Code with the following exceptions:

    * SGL Carbon AG's Articles of Association provide solely for fixed compensation for members of the Supervisory Board as well as additional compensation for committee work.

    * The D&O insurance policy contracted by the Company for the Executive Committee and the Supervisory Board does not include a deductible.

    The   declaration   of   compliance   is   published  on  the  Internet  at
www.sglcarbon.com.

34. SIGNIFICANT DIFFERENCES BETWEEN INTERNATIONAL ACCOUNTING STANDARDS ("IAS") AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

    SGL AG prepared the consolidated financial statements in accordance with German GAAP (HGB) for the years until Dec, 31 2000. In 2001 the company adopted IAS and has prepared the consolidated financial statements in accordance with IAS for all years presented. International Accounting Standards (IAS) differ in certain significant respects from U.S. GAAP. The significant differences that affect the consolidated net income (loss) and shareholders' equity of the SGL CARBON Group are set out below:

    a)   Business Acquisitions and Goodwill

    Prior to the adoption of IAS 22 (revised 1993) on January 1, 1995, the Group wrote-off all goodwill directly to equity in accordance with IAS existing at that time. The adoption of IAS 22 (revised 1993) did not require prior period restatement. Accordingly, a U.S. GAAP difference exists with respect to the recognition of goodwill and amortization before January 1, 1995 and for the amortization of goodwill after January 1, 2002. For the purpose of the reconciliation to U.S. GAAP, the pre-1995 goodwill was amortized through the statement of operations over the estimated useful lives between five and 20 years. Since January 1, 2002 under U.S. GAAP goodwill is no longer being amortized over the estimated useful live but an annual impairment test per SFAS 142 must be performed. Under IAS positive and negative goodwill in total of [E]
5.1 million were still amortized in 2002 and accordingly a reconciliation difference exists.

    The SGL CARBON Group's U.S. GAAP unamortized positive goodwill at December 31, 2002 and 2001 was [E] 136.1 and [E] 145.6 million, respectively ([E] 95.3 and [E] 109.3 million, respectively, capitalized under IAS). The Group's unamortized negative goodwill as of December 31, 2002 and 2001 was [E] 0.0 and [E] 13.8 million, respectively ([E] 4.4 and [E] 3.6 million, respectively, capitalized under IAS). The remaining balance of negative Goodwill as of January 1, 2002 was written off and recognized as the effect of a change in accounting principle. The Company estimates that such net goodwill would, at December 31, 2002 and 2001, be allocated among its industry segments as follows: Carbon and Graphite: 47.5 [E] and [E] 38.2 million, respectively, Graphite Specialties: 25.4 [E] and [E] 20.8 million , respectively, Corrosion
Protection: 22.4 [E] and [E] 22.1 million,  respectively, and SGL Technologies:
40.8 [E] and [E] 50.7 million, respectively.

    For U.S. GAAP purposes, in accordance with SFAS 142, starting January 1, 2002 goodwill is no longer being amortized but tested annually for impairment at the level of reporting units. Goodwill is tested for impairment using a two step process that begins with an determination of the fair value of the reporting unit. The first step is a screen for potential impairment, and the second step measures the amount of impairment, if any.

    If SFAS 142 had been applied already in 2001 and 2000, net profit and earnings per share would have been as follows:

                                                    2002    2001   2000
                                -----------  ----  -----  ------  -----

Net loss *)...................  As reported  [E]m  (22.0) (148.0)  (3.3)
Goodwill amortization.........               [E]m    0.0     7.1    7.9
Net (loss)/profit *)..........  adjusted     [E]m  (22.0) (140.9)   4.6
Earnings per share basic (EPS)  As reported  [E]   (1.01)  (6.87) (0.15)
Goodwill amortization.........               [E]     0.0    0.33   0.36
Earnings per share basic (EPS)  adjusted     [E]   (1.01)  (6.54)  0.21


*)before Cumulative Changes in Accounting Principles

    b)   Internal Use Software and  Interest  Capitalization  on Tangible  Fixed
         Assets

    Statement of Position (SOP) 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use under U.S. GAAP. Under U.S. GAAP overhead costs should not be capitalized as costs of internal-use software while under IAS directly allocated overhead costs are included. During the year ended December 31, 2002 the SGL Group capitalized software costs of [E] 2.7 million under U.S. GAAP.

    U.S. GAAP requires the capitalization of interest costs as part of the historical cost of assets requiring a period of time to construct. Per IAS benchmark treatment interest cost ("Borrowing Costs") should be recognized as an expense in the period which they occur. The company has elected to use the IAS benchmark treatment, which results in differences to U.S. GAAP for the accounting of borrowing costs. During the years ended December 31, 2002, 2001 and 2000 the SGL Group capitalized interest under U.S. GAAP of [E] 0.0,[E] 0.0 and [E] 2.8 million, respectively.

    c)   Inventory Valuation

    IAS 2 "Inventories" identifies two alternatives as benchmark valuation methods, the FIFO method and the weighted-average cost method. The LIFO method is permitted as an allowed alternative. In valuing inventories for IAS reporting, the Company has elected to apply the benchmark method using the weighted average cost method.. For certain inventories held in the United States of America, for U.S. GAAP reconciliation purposes we have elected to continue recording their inventories on the LIFO method, consistent with historical accounting practices. This is due, in part, to U.S. income tax laws, regulations, and rulings, which require that an entity using LIFO for income tax purposes must use LIFO in its financial statements (the LIFO Conformity
Rule).

    d)   Pension Provisions

    Under IAS, pension costs and similar obligations are accounted for in accordance with IAS 19, "Employee Benefits". For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 "Employers' Accounting for Pensions" and the disclosure is presented in accordance with SFAS No. 132 "Employers' Disclosures about Pensions and Other Post-retirement Benefits". SFAS 87 requires that companies located outside the United States adopt the provisions of SFAS 87 for fiscal years beginning after December 15, 1988. Due to the significant period of time which elapsed between the date when SFAS 87 would have been required to be adopted and the time when the SGL Group first determined to prepare U.S. GAAP financial information, adoption of the provisions of SFAS 87 as of January 1, 1989 was not feasible. Accordingly, SFAS 87 has been adopted from January 1, 1993. As of the date of adoption, the SGL Group's total transition obligation was [E] 16.1 million. Such transition obligation is being amortized over a 15 year period. Accordingly, as of December 31, 1993, [E] 5.4 million, representing 5/15 (the elapsed five year period between the required adoption date of January 1, 1989 and December 31, 1993) of the total transition obligation, was recorded directly against U.S. GAAP shareholders' equity.

    IAS 19 ("Employee Benefits") as applied by the Group is substantially similar to the methodology required under SFAS No. 87. The transition provisions in IAS 19 permit the cumulative effect of an accounting change to be either recognized immediately or delayed and recognized on a straight-line basis over a period of up to five years from the date of adoption of IAS 19's requirements (its transition period ends in 2004 for enterprises adopting IAS 19 as of its effective date). SFAS 87 permitted only delayed recognition of the transition amount on a straight-line basis over the average remaining service period of plan participants or over 15 years if the average remaining service period is less than 15 years (its transition period ends in 2001 for most enterprises).

    Upon adoption of IAS 19, the company elected to recognize the cumulative effect of an accounting change immediately. Consequently, the amortization of the transition obligation in accordance with SFAS 87, creates a difference in the pension liability valuation and corresponding annual pension charge trough December 31, 2003. Under IAS changes in the market value of plan assets are recognized in the calculation immediately, while they are deferred over 5 years under U.S. GAAP.

    The interest component of additions to the pension provision has been shown as an expense in the financial result per IAS, which is below operating profit. Under U.S. GAAP, the interest component of additions to the pension provision is included in operating profit.

    e)   Incentive Plans

    IAS provides that in the absence of a specific International Accounting Standard or an Interpretation of the Standing Interpretations Committee, management should use its judgement in developing an accounting policy that provides the most useful information to users of the enterprise's financial statements. In making this judgement, management should consider, among others, pronouncements of other standard setting bodies and accepted industry practices. We have elected, for purposes of IAS reporting, to continue the accounting treatment for the incentive plans discussed below, consistent with prior practices under the German Commercial Code ("German GAAP").

    We provide incentive compensation for employees meeting specified performance targets. This incentive compensation is satisfied in the form of SGL stock. Under IAS, the incentive compensation is recognized as an expense and corresponding increase in capital upon issuance of the stock, which historically occurs in the period subsequent to the year to which the performance relates. U.S. GAAP matches the cost of the bonus with the period in which the services are rendered.

                                IAS                                     U.S. GAAP
Leveraged Executive             In 1996, total cost of the plan of [E]  Annually, one fifth of the total
Asset Plan (LEAP)               36.6 million was accounted for as       expenditure is accounted for as
                                extraordinary expenses. The             personnel expenditure. In 1996,
                                contribution of Hoechst AG of [E]       the contribution of Hoechst AG
                                25.6 million was accounted for as       was treated as additional paid -in
                                extraordinary ncome in 1996.            icapital without effect on income.
Stock Appreciation Rights Plan  With respect to the SAR rights          Compensation expense is
(SAR)                           exercisable annually by the             recognized for all participants
                                members of the Executive                vested during the year in an
                                Committee, pro rata provisions          amount equal to the difference
                                are made. The exercise of SAR           between the ordinary share price
                                rights by the remaining                 and exercise price.
                                beneficiaries has no effect on net
                                income as they receive new shares
                                to be issued out of authorized
                                capital.


    The LEAP plan expired in June 2001. Under IAS and U.S. GAAP the Long-Term Cash Incentive Plan (LTCI) is accounted for using the same accounting principles.

    f)   Restructuring

    One of the significant differences between the restructuring guidance in IAS 37, "Commitments and Contingencies" and the guidance in Emerging Issues Task Force (EITF) Issue 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" is found in the criteria for the initial recognition of a restructuring provision. For employee termination benefits, EITF 94-3 requires that prior to the date of the financial statements, the benefit arrangement be communicated to employees, including sufficient detail to enable employees to determine the type and amount of benefits they will receive when they are terminated. IAS 37 does not require that the communication to employees be such detail, rather that the communication simply include the main features of the plan. As a result, there may be situations in which an enterprise following IAS 37 could recognize a restructuring provision before it would be permitted to do so if it were following EITF 94-3.

    The development of restructuring provisions per IAS and U.S. GAAP is as follows:

(IN [E] MILLION)                IAS  U.S. GAAP
Balance at January 1, 2002     17.1        9.2
Utilized                      -14.5       -8.2
Released                       -0.8        0.0
Balance at December 31, 2002    1.8        1.0


    The major difference between IAS and U.S. GAAP at the beginning of 2002 was related to provisions established in Europe under IAS, which had not fulfilled all the recognition requirements under U.S. GAAP.

    g)   First Time Adoption of IAS

    IAS 12 "Income Taxes" requires recognition of a deffered tax asset if a future realization of a tax benefit is probable. Although the term probable is not defined for purposes of applying IAS 12, SGL has interpreted the term to indicate a higher level of likelihood than "more likely than not". More likely than not is the criterion for recognition of a deferred tax asset under U.S. GAAP, a level of likelihood defined as more than 50%. Thus, the recognition of a valuation allowance under IAS has preceeded the recognition under U.S. GAAP.

    Deferred tax assets on tax loss carryforwards have been recognized in the IAS consolidated financial statements on the basis of five-year projected earnings before taxes of the individual companies consolidated. The projections reflect uncertainties about certain assumptions and other general conditions and, in certain cases, deferred tax assets on tax loss carryforwards have not been recognized.

    At first-time preparation of IAS annual financial statements, the recognition of deferred tax assets on tax loss carryforwards in the U.S. was adjusted retrospectively for the reporting periods; these adjustments also resulted in changes compared with the IAS amounts previously reported in the published quarterly reports. Deferred tax assets on tax loss carryforwards in the U.S. was written down in full in the 2001 consolidated financial statements as a consequence of the recession in the USA and the economic situation in the US steel industry. To ensure a comparable basis for the projection prepared at end-2000 as regards uncertainties surrounding the U.S. economy and the U.S. steel industry, the analysis horizon used as the basis for recognizing U.S. deferred taxes at the end of fiscal year 2000 had to be truncated to three years. This valuation allowance, in the amount of [E] 37.6 million, was retroactively reflected in the 2000 year for IAS application, in contrast to the recognition in 2001 for U.S. GAAP reporting. The remaining portion in 2001 of the reconciling item, "First time adoption of IAS" in the amount of [E] 11.7 million represents items which are not related to income taxes.

    h)   Deferred Taxes -- IAS to U.S. GAAP Reconciliation

    The items discussed above create differences between the book (according to U.S. GAAP) and tax basis of the assets and liabilities, requiring the recognition of associated deferred tax assets and liabilities. With some exceptions deferred tax assets and liabilities are recognized for all differences between the book and tax basis of the assets and liabilities using future statutory tax rates. In addition, a valuation allowance is established when it is more likely than not that deferred tax assets will not be realized.

RECONCILIATION TO U.S. GAAP

    The following is a summary of the significant adjustments to net income and shareholders' equity which would be required if U.S. GAAP had been applied instead of IAS. Earnings per share have been presented before Cumulative Change in Accounting Principles. The translation of the 2002 amounts from Euro into U.S. dollars has been made using the middle rate of exchange on December 31, 2002 (1.0415 USD = 1 [E] ):

ALL NUMBERS IN MILLION EXCEPT PER                            2002   2002    2001   2000
  SHARE DATA                                          NOTE   US-$   EURO    EURO   EURO
                                                            -----  -----  ------  -----

Net loss per IAS as reported in the
  consolidated income statement.....................        (24.6) (23.6)  (95.2) (36.0)
Adjustments to conform with US-GAAP:
  Business acquisition and goodwill.................   (a)    5.3    5.1    (2.7)  (1.6)
  Internal Use Software and Interest capitalization.   (b)   (3.1)  (3.0)   (0.9)   2.2
  Inventory.........................................   (c)   (6.0)  (5.8)   (3.9)   2.1
  Pension provision.................................   (d)   (2.2)  (2.1)   (1.1)  (1.1)
  Incentive plans...................................   (e)   (2.3)  (2.2)   (4.9)  (9.3)
  Restructuring.....................................   (f)   (7.4)  (7.1)   (7.9)  (0.0)
  First time adoption of IAS........................   (g)    0.0    0.0   (49.3)  37.6
  Deferred Taxes --- IAS to U.S. GAAP reconciliation   (h)    5.3    5.1    (5.7)   2.8
                                                            -----  -----  ------  -----
Net loss in accordance with US-GAAP ................        (23.0) (22.0) (148.0)  (3.3)
  Cumulative Change in Accounting Principles........          9.8    9.4     0.0    0.0
Net loss after Cumulative Change in
  Accounting Principals.............................        (13.2) (12.6) (148.0)  (3.3)
Basic earnings per share in accordance with US-GAAP         (1.05) (1.01)  (6.87) (0.15)
Diluted earnings per share in
  accordance with US-GAAP...........................        (1.05) (1.01)  (6.87) (0.15)
Equity per IAS as reported in the
  consolidated balance sheet........................        204.4  196.3   255.2
Adjustments to conform with US-
  GAAP:
  Business acquisition and goodwill.................   (a)   47.1   45.2    26.9
  Internal Use Software and Interest capitalization.   (b)    1.1    1.1     4.3
  Inventory.........................................   (c)   (0.7)  (0.7)   (7.1)
  Pension provision.................................   (d)  (27.4) (26.3)  (11.5)
  Incentive plans...................................   (e)   (7.0)  (6.7)  (10.0)
  Restructuring.....................................   (f)    0.8    0.8     7.9
  First time adoption of IAS........................   (g)    0.0    0.0     0.0
  Deferred Taxes --- IAS to U.S.
  GAAP reconciliation...............................   (h)    0.0    0.0    (1.6)
                                                            -----  -----  ------  -----
Equity in accordance with US-
  GAAP..............................................        218.3  209.7   264.1


35. ADDITIONAL DISCLOSURE INFORMATION REQUIRED BY U.S. GAAP

    The disclosures discussed in this footnote are based on the entities consolidated for IAS.

A.  OTHER POSTRETIREMENT BENEFITS

    For purposes of disclosure in accordance with U.S. GAAP, the following information for the SGL Group's material other postretirement benefit plans is provided in accordance with the requirements of SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions."

    Certain of the SGL Group's U.S. operations provide health care and other benefits to most of their retired employees and their eligible dependents. Minimum service under the plan has been defined as ten years.

    Net postretirement benefit expense for the postretirement benefit plan for the years ended December 31, 2002, 2001 and 2000 included the following components:

                                                                2002  2001  2000
                                                                EURO  EURO  EURO
                                                                ----  ----  ----

Service cost-benefits attributed to service during the period.   0.2   0.2   0.2
Interest cost on accumulated postretirement benefit obligation   2.0   2.3   1.9
Amortization and deferral.....................................   0.0   0.4   0.1
                                                                ----  ----  ----

Net periodic postretirement benefit cost......................   2.2   2.9   2.2
                                                                ====  ====  ====


    Following is a summary of the changes in the accumulated benefit obligation for postretirement benefits during 2002 and 2001:

                                                                      2002  2001
                                                                      EURO  EURO
Benefit obligation at the beginning of the year....................   30.5  24.9
Foreign currency translation.......................................   (4.7)  1.4
Service cost.......................................................    0.2   0.2
Interest cost......................................................    2.0   2.3
Curtailment/settlement and Change in Plan provision................   (3.0)  0.0
Plan participant contributions.....................................    0.5   0.5
Actuarial loss.....................................................    5.5   5.5
Benefits paid......................................................   (4.0) (4.3)
                                                                     -----  ----
Benefit obligation at the end of the year..........................   27.0  30.5
Unrecognized net loss..............................................  (11.4) (9.4)
Unrecognized prior service cost....................................    1.0   0.0
                                                                     -----  ----
Net amount recognized..............................................   14.6  21.1
                                                                     =====  ====

    The health care cost trends used in determining the accumulated postretirement benefit obligation for 2002 and 2001 were 0.0% and 6.0%. The health care cost trend rate is expected to remain at 0.0%. This assumption has a significant effect on the amounts reported. For example, increasing the assumed trend by 1% would increase the accumulated postretirement benefit obligation and the service and interest cost components of net periodic postretirement benefit cost for the years ended December 31, 2002 and 2001 by approximately [E] 0.0 million and [E] 0.6 million and [E] 0.2 million and [E]
0.0 million, respectively. Decreasing the assumed trend by 1% would decrease the accumulated postretirement benefit obligation and the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 2002 by approximately [E] 0.0 and [E] 0.2, respectively. In determining the accumulated postretirement benefit obligation, the weighted average discount rate used was 6.75% and 7.5% for the years ended December 31, 2002 and 2001, respectively.

    Under IAS, the Company included [E] 10.4 million in 2002, [E] 9.9 in 2001 and [E] 9.2 million in 2000 of interest costs associated with the Company's provision for pension and similar obligations in interest expense. U.S. GAAP does not allow the interest cost associated with the provision for pension and similar obligations to be recorded as a component of interest expense.

B.  INCOME TAXES

    In 2000, the German government enacted new tax Legislation which, among other changes, reduced the Group's statutory corporate tax rate for German companies from 40% on retained earnings to 30% on distributed earnings to a uniform 25%, effective for the Group's year beginning January 1, 2001. Since the Tax Reduction Act became effective in January 2001, the net profit of German companies has been subject to a standard 25% rate of corporation tax. In September 2002, the rate of German corporation tax for fiscal 2003 was increased to 26.5%. The impact of this tax increase, which is limited to one year, is not of material importance and Notes to the Consolidated Financial Statements has therefore not been included in the calculation of deferred taxes. A solidarity surcharge of 5.5% is added to the corporation tax rate resulting in an aggregate corporation tax rate for 2001 and 2002 of 26.4%. Together with the trade tax burden of 12%, the German income tax rate amounts to a total of 38.4%. The effects of the reductions in the tax rate and other tax law changes on the deferred tax assets and liabilities of the Group's
German companies were recognized in the year of enactment and resulted in deferred tax expense for 2000 of [E] 16.0 million .

    Under U.S. GAAP, the effective income tax rate would approximate 17.3% in 2002, 96.6 % in 2001 and 120.2% in 2000.

    At December 31, 2002 and 2001, the SGL Group had tax loss carryforwards amounting to approximately [E] 315.4 million and [E] 322.6 million respectively. Some of the tax credit carryforwards have an unlimited carryforward period under local tax laws. For U.S. GAAP purposes, a deferred tax valuation allowance on tax loss carryfowards in 2002 of [E] 79.3 million (2001: [E] 114.8) has been established against deferred tax assets. The reductions in 2002 are due to the deconsolidation of a subsidiary.

    The valuation allowances at December 31, 2002 and 2001 are derived principally from tax loss carryforwards in the United States and the United Kingdom, the realization of which is unlikely, based on projected tax earnings in the next five year period. Tax benefits relating to the valuation allowance for deferred tax assets at December 31, 2002 that are subsequently recognized will be reflected in the consolidated statement of operations of the period in which the event occurs.

    Under U.S. GAAP, the SGL Group would have recorded net deferred tax assets at December 31, 2002 and 2001 of [E] 54.7 and [E] 42.1 million consisting of deferred tax assets relating to tax loss carryforwards at December 31, 2002 and 2001 of [E] 39.7 and [E] 31.2 million, respectively, and other deferred tax assets of [E] 53.7 and [E] 52.7 million, respectively, and deferred tax liabilities of [E] 38.7and [E] 41.8 million, respectively.

    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The evidence considered in determining the valuation allowance includes the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

    Deferred taxes have not been provided on undistributed earnings of foreign subsidiaries as these amounts are deemed to be permanently reinvested.

C.  SFAS NO. 130 "REPORTING COMPREHENSIVE INCOME"

    SFAS No. 130 requires disclosures regarding comprehensive income. These include all changes in equity not transacted with owners of the business. Comprehensive income is comprised as follows:

[E] MILLION                                                                      2002    2001
                                                                                -----  ------
Consolidated net loss US GAAP after Cumulative Change in Accounting
  Principles..................................................................  (12.6) (148.0)
Other comprehensive income, net of tax
  Change in cumulative translation adjustment.................................  (23.7)   13.0
  Minimum pension liability adjustment........................................  (18.1)   (8.4)
Other comprehensive income....................................................  (41.8)   (4.6)
Comprehensive income/loss.....................................................  (54.4) (143.4)


    The other comprehensive income relates exclusively to the cumulative translation adjustment and an additional minimum pension liability.

D.  STOCK COMPENSATION PLANS

    The costs of the stock compensation plan (for purposes of the calculation of the reconciliation from IAS to US GAAP) have been calculated pursuant to the provisions of APB Opinion No. 25. SFAS 123 "Accounting for Stock Based Compensation" amended by SFAS 148 requires additional disclosure of the pro-forma income statement impact of the effect of the accounting treatment.

    At  December  31,  2002,  there  were a total of  998,500  shares (in 2002:
507,000) available for grant under the stock option plan. The per share weighted-average fair value of stock options granted during 2002 were [E]10.3 and [E]14.5 and during 2001 [E]28.7 at the date of grant using the Black Scholes option-pricing model (excluding a dividend yield assumption) with the following assumptions: 2002 -- volatility 40%, risk-free interest rate of 5.0%, and an expected life of 6 years; 2001 -- volatility 30%, risk-free interest rate of 5.0% and an expected life of 6 years.

    Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123 amended by SFAS 148, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                               2002    2001
                                                              -----  ------
Net loss *)......................  As reported        [E]m   (22.0)  (148.0)
Add: ............................  APB 25 result      [E]m    (0.2)    (1.5)
Deduct:..........................  SFAS 123 expense   [E]m    (3.7)    (2.6)
Net loss *)......................  Pro forma          [E]m   (25.9)  (152.3)
Earnings per share basic (EPS)...  As reported        [E]    (1.01)   (6.87)
Earnings per share basic (EPS)...  Pro forma          [E]    (1.18)   (7.07)


*) before Cumulative Changes in Accounting Principles

E.  NON-CURRENT ASSETS

    Accounts receivable trade due after one year at December 31, 2002 and 2001 amounting to [E] 0.3 million and [E] 0.4 million would be classified as non-current assets under U.S. GAAP. There were no other receivables and other assets due after one year at December 31, 2002 and 2001 that would be classified as non-current assets under U.S. GAAP.

F.  IMPLEMENTATION OF NEW U.S. ACCOUNTING PRONOUNCEMENTS

    In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria for intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement
142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FAS Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.

    The Company adopted the provisions of SFAS 141 and SFAS 142 as of July 1, 2001, and January 1, 2002, respectively. These Statements require that goodwill acquired in a business combination completed after June 30, 2001, and any intangible asset determined to have an indefinite useful life acquired after June 30, 2001, should not be amortized. Goodwill acquired in business combinations completed before July 1, 2001, and any intangible assets with indefinite useful lives acquired before July 1, 2001, were amortized until December 31, 2001.

    SFAS 142 required the Group to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption. The Group reassessed the estimated useful lives and residual values of all intangible assets other than goodwill and determined that no adjustments regarding amortization periods were necessary.

    In connection with the transitional impairment evaluation, SFAS 142 required SGL to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, SGL (1) identified its reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. SGL completed this first step of the transitional assessment for all of the Group's reporting units by June 30, 2002, and determined there was no indication that goodwill had been impaired as of January 1, 2002. Accordingly, no transitional goodwill impairment charge was necessary.

    And finally, any unamortized negative goodwill existing at the date Statement 142 was adopted was written off as the cumulative effect of a change in accounting principle.

    As of December 31, 2002, the Company had under U.S. GAAP unamortized goodwill in the amount of [E] 136.1 million, no unamortizable identifiable intangible assets and no unamortized negative goodwill, all of which were subject to the transition provisions of Statements 141 and 142. Amortization expense related to goodwill and negative goodwill was [E] 0.0, [E] 7.0 and [E]
7.9 million for the years ended December 31, 2002, 2001, and 2000.

    In June 2001, the Financial Accounting Standards Board issued Statement No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and
(or) normal use of the asset.

    Statement No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The SGL Group does not expect any material impact regarding the adoption of SFAS 143 effective January 1, 2003.

    In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. However, SFAS 144 requires the depreciable life of an asset to be abandoned be revised. SFAS 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The Company has adopted SFAS 144 effective January 1, 2002. The adoption of SFAS 144 did not have a material impact on the Group's financial statements.

    In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement 13 and Technical Corrections." SFAS 145 requires gains and losses on extinguishments of debt to be classified as gains or losses from continuing operations rather than as extraordinary items as previously required under SFAS 4, unless the gains and losses meet the criteria to be classified as extraordinary pursuant to APB 30. SFAS 145 also amends SFAS 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-lease back transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-lease back transactions. The rescission of SFAS 4 is effective for fiscal years beginning after May 15, 2002. The provisions of SFAS 145 related to SFAS 13 are effective for transactions occurring after May 15, 2002. We do not expect to have a material impact regarding the adoption of SFAS 145 on the Group's consolidated financial statements.

    In July 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." The Statement requires that a liability for costs associated with exit or disposal activities be recognized in the period in which the costs are incurred if a reasonable estimate of fair value can be made. Under current accounting guidance, a liability can be recognized when management has committed to an exit plan. The requirements under SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002. Restatement of previously issued financial statements is not permitted. The adoption of this Statement will affect the Group's accounting for exit and disposal activities initiated after December 31, 2002.

    On December 31, 2002 the Financial Accounting Standards Board issued SFAS No. 148 "Accounting for Stock-Based Compensation -- Transition and Disclosure", which amends the disclosure requirements relating to stock-based employee compensation previously contained in SFAS No. 123. The amendments in SFAS No. 148 relevant to the SGL Group are effective for all fiscal years ending after December 15, 2002. The disclosure requirements have been included in the additional information provided on U.S. GAAP, see Note 35d to our Consolidated Financial Statements.

    In November 2002, FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The required disclosures and a roll-forward of product warranty liabilities are effective for financial statements of interim or annual periods ending after December 15, 2002. At this time, we do not believe that the adoption of this interpretation will have a material effect on our financial statements.

    In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an interpretation of ARB 51. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. We are currently evaluating the impact of FIN 46 on our financial statements, but do not expect that there will be any material impact.

G.  COMMITMENTS AND CONTINGENCIES

    The SGL Group is involved in various claims and legal actions arising in the ordinary course of business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of some of these matters may require the SGL Group to make expenditures, in excess of established reserves, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Although the final resolution of any such matters could have a material effect on the Company's consolidated operating results for a particular reporting period in which an adjustment of the estimated reserve is recorded, management believes that any resulting adjustment should not materially affect its consolidated financial position. See Item 8 for details to legal proceedings.

    It is not possible to predict with certainty the ultimate outcome of such actions however management believes that while any settlements could be significant to the Company's results of operations or liquidity in a year of settlement such amount would not have a material adverse effect on the Company's financial position.

H.  EARNINGS (LOSS) PER SHARE

    Under U.S. GAAP, earnings per share are calculated and presented in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share", which requires the presentation of both basic and diluted earnings per share information for all periods presented. Basic net profit/(loss) per share is computed by dividing net income/(loss), as calculated in accordance with U.S. GAAP, by the weighted average number of shares outstanding of 21,813,930 in 2002, 21,530,563 in 2001 and 21,376,753 in
2000. Diluted net profit /(loss) per share includes the effect of incremental shares, if any, that would have been outstanding under the share option plans or other obligations to issue such shares. Due to the fact that there was a loss in all reported periods there was no difference between basic and diluted
(loss) per share.

I.  CASH FLOW STATEMENTS -- CHANGES IN CORPORATE DEBT

                                                    YEAR ENDED DECEMBER 31,
                                                    2002      2001      2000
                                                    EURO      EURO      EURO
                                                  ------    ------    ------
Proceeds from corporate debt....................   166.1     276.5     431.8
Repayment of corporate debt.....................  (256.5)   (240.0)   (334.0)
                                                  ------    ------    ------
                                                   (90.4)     36.5      97.8


J.  DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company is a limited user of derivative financial instruments. It primarily utilize interest rate swap and cap agreements and forward exchange contracts to manage exposures to interest rate and foreign currency fluctuations. The Company is not party to leveraged derivatives and does not hold or issue derivative instruments for speculative purposes.

    The notional/contract amount of derivatives do not represent the amount exchanged by the parties and thus are not a measure of the exposure of the Company through its use of derivatives. The amounts exchanged during the term of the derivatives are calculated on the basis of the notional/contract amounts and the other contractual conditions of the derivatives.

    Management actively evaluates the credit worthiness of the financial institutions which are counter parties to derivative instruments, and it does not expect any counter parties to fail to meet their obligations. The credit exposure of derivative instruments is represented by the unrealized gain in the underlying instrument.

    The estimated fair value of on-balance sheet financial instruments (cash, receivables, payables, accrued expenses, other liabilities and long-term debt) are considered to approximate their carrying value because such instruments, except for long-term debt, have short maturity. In the case of long-term debt, interest may be revised periodically to current market rates. At December 31, 2002 and 2001 the estimated fair value of derivative financial instruments has been disclosed in note 27.

    The SGL Group adopted SFAS 133 effective January 1, 2001. The SGL Group has elected not to adopt hedge accounting provisions in accordance with SFAS 133 for its hedging derivatives.

K.  CONCENTRATION OF CREDIT RISKS

    Financial   instruments  which   potentially   subject  the  SGL  Group  to
concentrations of credit risk consist principally of cash and accounts receivable. Management believes, however, that the loss due to credit risk to be incurred by the Company if parties to these financial instruments fail completely to perform according to the terms of the contracts is not material. Due to the refinancing of the company encumbrances have been installed, please refer to Item 10 (Material Contracts).The Company estimates an allowance for doubtful accounts based on the credit worthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect estimates of bad debts.

L.  WARRANTY OBLIGATIONS

    The Company warrants to the purchasers of its line of products that the product will be free of defects in material and workmanship. The Company records the estimated cost that may be incurred under its warranties at the time the product revenue is recognized based upon the relationship between historical and anticipated warranty costs and sales volumes. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amounts as necessary. While the Company believes that its estimated liability for product warranties is adequate and that the judgment applied is appropriate, the estimated liability for product warranties could differ materially from actual future warranty costs.

M.  OTHER

    No loans to executive or supervisory board members were granted as of December 31, 2002.

36. SUBSEQUENT EVENTS

    On January 7, 2003 SGL received the cash proceeds out of the refinancing agreement signed on December 20, 2002 and used the proceeds to refinance a substantial part of the old financial debt. Details to this refinancing agreement are explained in Item 10, "Additional Information -- Material Contracts" and in the exhibit 2 of this annual report.

    All shares in SGL PanTrac Gesellschaft fur elektrische Kontakte mbH, Berlin (PanTrac), were sold to E-Carbon S.A., Brussels, a third-party enterprise, and were transferred in January 2003. PanTrac was still fully consolidated in the consolidated financial statements for fiscal year 2002.

         As of April 8, 2003 SGL sold all shares in Risomesa S.p.A., Milan (the Italian operation for machined electrical carbon products) to the Schunk Group, Germany. Risomesa was still fully consolidated in the consolidated financial statements for fiscal year 2002.