Form 20-F
period 2003-12-31
SGL CARBON AKTIENGESELLSCHAFT
filed 2004-04-06
CIK 1015111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20–F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003
OR
TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File Number 1-14398

SGL CARBON AKTIENGESELLSCHAFT
(Exact name of Registrant as specified in its charter)

SGL CARBON CORPORATION (Translation of Registrant’s name into English)	FEDERAL REPUBLIC OF GERMANY (Jurisdiction of incorporation or organization)

Rheingaustrasse 182
D-65203 Wiesbaden
Germany

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares,	New York Stock Exchange
each representing one-third of one Ordinary
Bearer Share, no par value
Ordinary Bearer Shares, no par value	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Bearer Shares, no par value	55,835,290

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	No

Indicate by check mark which financial statement item the registrant has elected to follow

Item 17	Item 18

Page

Markets	84
Selling Shareholders	84
Dilution	84
Expenses of the Issue	84

Back to Contents

CERTAIN DEFINED TERM

SGL CARBON Aktiengesellschaft is organized as a stock corporation under the laws of the Federal Republic of Germany. In this annual report on Form 20-F, we refer to SGL CARBON Aktiengesellschaft and (unless the context requires otherwise) its consolidated subsidiaries as the ‘‘SGL Group’’ or the ‘‘Group’’. References to ‘‘SGL’’ are to SGL CARBON Aktiengesellschaft without its consolidated subsidiaries. We refer to the ordinary bearer shares, no par value, of SGL as the ‘‘Shares’’.

The following abbreviated references to the Business Areas of the SGL Group will also be used in this Annual Report: CG for the ‘‘Carbon and Graphite’’ Business Area, GS for the ‘‘Graphite Specialties’’ Business Area, CP for the ‘‘Corrosion Protection’’ Business Area, and SGL T or T for the ‘‘SGL Technologies’’ Business area. The term ‘‘Business Area’’ is used for reporting purposes, whereas the term ‘‘Business Unit’’ is used in business related discussions within this document and both terms define the above reporting units of SGL Carbon Group.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements and information relating to the SGL Group. Words such as ‘‘anticipate’’, ‘‘believe’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’, ‘‘plan’’, ‘‘project’’ and similar expressions identify forward-looking statements. These statements reflect the current belief of our management as well as assumptions made by, and information currently available to, the SGL Group.

Forward-looking statements are subject to risks and uncertainties. If these risks and uncertainties materialize, or if our assumptions prove incorrect, our actual results, performance or achievements could differ materially from any future results, performance or achievements expressed or implied by our forward-looking statements. Factors that could cause our forward-looking statements to prove incorrect include changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by the SGL Group’s targeted customers, changes in business strategy and various other factors. See Item 3, ‘‘Key Information – Risk Factors’’ for a discussion of risks that we believe particularly significant to the Group and our business. We do not intend, and do not assume any obligation, to update these forward-looking statements.

Back to Contents

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). Since 2002, IFRS is the term for the entire body of accounting standards issued by the International Accounting Standards Board, replacing the earlier IAS, or International Accounting Standards. Individual accounting standards that the IASB issued prior to this change in terminology continue to use the prefix ‘‘IAS’’. The SGL Carbon Group prepared the consolidated financial statements in accordance with German GAAP (HGB) for the years until Dec. 31, 2000. In 2001 the SGL Carbon Group adopted IFRS and has prepared its consolidated financial statements in accordance with IFRS for all years presented.

We derived the following selected financial data for each of the years in the five-year period ended December 31, 2003 from our consolidated financial statements. We prepared this information in accordance with IFRS or, where indicated, in accordance with U.S. generally accepted accounting principles. IFRS differs in certain significant respects from U.S. GAAP. See Item 5, ‘‘Operating and Financial Review and Prospects – Significant Differences Between IFRS and U.S. GAAP’’ as well as Notes 34 and 35 to the consolidated financial statements contained elsewhere in this annual report for a discussion of these differences.

As indicated in their reports that appear elsewhere in this annual report, BDO Deutsche Warentreuhand Aktiengesellschaft, Wirtschaftspru¨fungsgesellschaft, independent auditors, have audited our consolidated financial statements for the years ended December 31, 2003 and 2002, and KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftspru¨fungsgesellschaft, independent auditors, have audited our consolidated financial statements for the year ended December 31, 2001.

Back to Contents

		As of and for the year ended December 31,

	2003 (1)	2003 (2)	2002 (2)	2001 (2)	2000 (2)	1999 (2)

	$	€	€	€	€	€
	(in millions; except per share and certain other data)
Statement of Operations Data:
IFRS / IAS
Sales revenue	1,319.3	1,046.2	1,112.3	1,233.3	1,262.5	980.1
Cost of sales(3)	(1,007.3)	(798.8)	(886.5)	(941.8)	(950.8)	(691.4)

Gross profit	312.0	247.4	225.8	291.5	311.7	288.7
Selling, research and development, administration expenses and other
operating income (net)(3)	(263.0)	(208.5)	(197.2)	(232.8)	(232.5)	(197.5)
Costs relating to anti-trust proceedings and restructuring(3)	(37.7)	(29.9)	(30.3)	(76.0)	0.0	(130.2)
Profit/(loss) from operations	11.3	9.0	(1.7)	(17.3)	79.2	(39.0)
Result of investments	(5.9)	(4.7)	(1.8)	3.2	0.6	(0.4)
Interest expense (net)(4)	(57.8)	(45.8)	(32.2)	(38.5)	(42.6)	(1.6)
Other financial result	(28.7)	(22.8)	8.5	(13.2)	(17.2)	(16.0)

Income tax benefit (expense)	17.8	14.1	3.6	(29.2)	(55.7)	13.7

Net loss (including minority interests)(5)	(63.3)	(50.2)	(23.6)	(95.0)	(35.7)	(43.3)

Net loss attributable to shareholders	(63.4)	(50.3)	(23.6)	(95.2)	(36.0)	(43.5)

Loss per Share(6)	(2.86)	(2.27)	(1.08)	(4.42)	(1.68)	(2.05)
Loss per ADR(6)	(0.95)	(0.76)	(0.36)	(1.47)	(0.56)	(0.68)

U.S. GAAP
Net loss(11)	(61.0)	(48.4)	(22.0)	(148.0)	(3.3)	(54.1)
Basic loss per Share(6)	(2.75)	(2.18)	(1.01)	(6.87)	(0.15)	(2.55)
Basic loss per ADR(6)	(0.92)	(0.73)	(0.34)	(2.29)	(0.05)	(0.85)
Diluted loss per Share(6)	(2.75)	(2.18)	(1.01)	(6.87)	(0.15)	(2.55)
Diluted loss per ADR(6)	(0.92)	(0.73)	(0.34)	(2.29)	(0.05)	(0.85)

Balance Sheet Data:
IFRS / IAS
Working capital(7)	497.7	380.4	386.0	548.7	565.3	487.5
Total assets	1,572.3	1,246.9	1,286.4	1,495.0	1,547.0	1,406.0
Financial debt	623.6	494.5	448.5	538.9	502.4	391.8
Shareholders’ equity	147.0	116.6	196.3	255.2	337.0	350.8

Weighted average shares(14)	22,148,078	22,148,078	21,813,930	21,530,563	21,376,753	21,210,200

U.S. GAAP
Total assets	1,632.0	1,294.2	1,333.3	1,531.8	1,629.9	1,480.5
Shareholders’ equity	168.3	133.5	209.7	264.1	402.9	380.1

Other Data:
IFRS / IAS
Gross profit margin (%)(3)	23.6	23.6	20.3	23.6	24.7	29.5
Operating margin (%)(3)	0.9	0.9	(0.2)	(1.4)	6.3	(4.0)

Depreciation and amortization	91.0	72.2	81.2	95.8	83.0	73.4
Capital expenditures	41.4	32.8	41.5	90.6	67.2	78.4
Ratio of debt to shareholders’ equity (%)(8)	384.6	384.6	217.5	206.4	146.2	103.3
Return on capital employed (%)(9)	1.0	1.0	(0.2)	(1.4)	6.6	(3.7)
Research and development expenses	26.4	20.9	25.4	31.1	29.2	24.3
Quantity of graphite electrodes sold (thousands of metric tons)	202	202	173	175	188	171
Number of employees worldwide (end of year)	6,926	6,926	7,360	8,197	8,082	6,656

Business Area Data:
Net Sales(10)
Carbon and Graphite	703.6	558.0	550.7	619.8	619.5	539.7
Graphite Specialties(12)	219.8	174.3	195.9	230.7	242.0	227.8
Corrosion Protection(12)	234.8	186.2	212.4	235.8	247.3	82.8
SGL Technologies(12)	157.5	124.9	150.4	135.1	151.8	127.8

Profit / (loss) from operations(15)
Carbon and Graphite	79.1	62.7	51.9	67.4	108.0	103.1
Graphite Specialties(12)	5.0	4.0	(2.8)	(7.2)	16.9	5.9
Corrosion Protection(12)	(7.9)	(6.3)	1.2	12.6	(1.4)	4.8
SGL Technologies(12)	(17.4)	(13.8)	(11.7)	(33.7)	(17.3)	(6.5)

Profit / (loss) from operations before restructuring expenses(13)(15)
Carbon and Graphite	83.7	66.4	51.9	78.9	108.0	103.1
Graphite Specialties(12)	8.4	6.7	1.9	22.3	16.9	5.9
Corrosion Protection(12)	(5.4)	(4.3)	4.8	12.6	(1.4)	4.8
SGL Technologies(12)	(15.1)	(12.0)	(11.7)	(33.7)	(17.3)	(6.5)

(1)	Amounts in this column have been translated solely for the convenience of the reader at an exchange rate of €1.00 = $ 1.2610, the middle rate of exchange on December 31, 2003 as published by Deutsche Bank.

(2)	Effective January 1, 2003 we have consolidated SGL Angraph Sp. Z o.o, Poland, a previously non consolidated company. Beginning January 1, 2002, we have consolidated SGL Brakes GmbH and SGL Information-Systems LLC, whose net assets were previously included in other consolidated companies. Beginning January 1, 2001, we have consolidated SGL Information - ServicesGmbH, SGL Technologies GmbH and RK Technologies International Ltd., which were previously non-consolidated subsidiaries. As of January 1, 2001, we acquired all shares in SGL ACOTEC Ltda (formerly KCH-ANCOBRAS Ltda.), which we

Back to Contents

have consolidated as of this date. Effective December 31, 2000, we began to consolidate ZEW (renamed to SGL CARBON Polska S.A. in 2003) in our year end balance sheet, although we did not recognize ZEW in our consolidated statement of operations for that year.

(3)	Costs relating to anti-trust proceedings and major restructuring expenses for the years under review are presented separately in the statement of operations.

(4)	For 2003, 2002 and 2001, we have included the interest component of additions to the pension provision of €10.5 million, €10.4 million and €9.9 million, respectively, as an expense in the financial result in accordance with IFRS. Under U.S. GAAP, this interest component is included in operating profit.

(5)	Net loss (before minority interests) and shareholders’ equity/minority interests include amounts attributable to minority interests. Net loss attributable to minority interests and minority interests in shareholders’ equity for the years 2003, 2002 and 2001 were €0.1 million, €0.0 million and €0.2 million, respectively, and €0.3 million, €1.4 million and €1.6 million, respectively.

(6)	We have calculated loss per share for each period based upon net loss less amounts attributable to minority interests divided by th weighted average number of Shares outstanding. We have calculated loss per ADR as loss per Share divided by three. Because of the net loss for the year and the resulting lack of any dilutive effect, the diluted loss per Share for 2003, 2002 and 2001 was identical to the loss per Share.

(7)	Working Capital as defined as total net inventories plus total net trade receivables, less trade payables. Under U.S. GAAP, working capital at December 31, 2003, 2002 and 2001 would have been €155.5 million, €41.3 million and €5.5 million, respectively.

(8)	Total financial debt less cash and cash equivalents, divided by shareholders’ equity at year-end.

(9)	Operating results divided by the amount of goodwill, tangible fixed assets, inventories and trade accounts receivables, less trade accounts payables at the end of the year.

(10)	Business area data for sales revenue do not include certain amounts for sales not allocable to a business area. Such sales include sales to employees, R&D and rental income. For the years 2003, 2002 and 2001 these amounts were €2.8 million, €2.9 million and €11.9 million respectively.

(11)	Net loss under U.S. GAAP is presented before cumulative changes in accounting principles in 2002.

(12)	As of January 1, 2001, we reorganized our operations into four business areas: Carbon and Graphite, Graphite Specialties (formerly Specialty Graphite), Corrosion Protection and SGL Technologies (formerly Fibers and Composites). As of January 1, 2002, we reclassified our expanded graphite business in Europe from Graphite Specialties to SGL Technologies. We have adjusted the corresponding figures from the previous years to reflect our current segment reporting structure.

(13)	Operating profit (loss) before costs relating to anti-trust proceedings and restructuring for the years 2003, 2002 and 2001 does not include unallocated corporate costs and consolidation adjustments. See Note 28 to the consolidated financial statements.

(14)	Weighted average number of shares.

(15)	We present Operating Profit (Loss) before cost related to restructuring as a further supplemental measure of our performance. We prepare this figure by adjusting Operating Profit (EBIT) to eliminate the impact of items we do not consider indicative of our ongoing operating performance. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. In addition, in evaluating Operating Profit before cost related to restructuring, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Operating Profit before cost related to restructuring should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Operating Profit is not a uniformly or legally defined financial measure. It generally represents earnings before financial result and taxes.

Operating Profit (Loss) before cost related to restructuring and antitrust is calculated by adding to Operating Profit (EBIT) certain items of expense that we believe are not indicative of our future operating performance consisting of: (i) restructuring expenses; and (ii) expenses related to antitrust proceedings. We believe these expenses are not indicative of our future operating performance because (i) the restructuring expenses are one-time charges to improve our future performance and (ii) the antitrust expenses are related to one-time fines.

The following table shows Operating Profit (Loss) before cost related to restructuring and antitrust as derived from our net income (loss), on a consolidated level and, with respect to each of our four business areas, as derived from our operating income (loss):

	As of and for the years ended December 31,

	2003	2002	2001

	(in millions of € )
Consolidated net income (loss) before minority interests	€(50.2)	€(23.6)	€(95.0)
Consolidated net financing costs	73.3	25.5	48.5
Consolidated income tax expense (benefit)	(14.1)	(3.6)	29.2

Carbon and Graphite	62.7	51.9	67.4
Graphite Specialties	4.0	(2.8)	(7.2)
Corrosion Protection	(6.3)	1.2	12.6
SGL Technologies	(13.8)	(11.7)	(33.7)
Other	(37.6)	(40.3)	(56.4)

Consolidated operating income (loss)	9.0	(1.7)	(17.3)
plus: Restructuring expenses:
Carbon and Graphite	3.7	—	11.5
Graphite Specialties	2.7	4.7	29.5
Corrosion Protection	2.0	3.6	—
SGL Technologies	1.8	—	—
Other	0.2	—	—
Consolidated restructuring expenses	10.4	8.3	41.0
Consolidated expenses related to antitrust proceedings (only related to Other Segment)	19.5	22.0	35.0
Operating profit before cost related to antitrust and restructuring:
Carbon and Graphite	66.4	51.9	78.9
Graphite Specialties	6.7	1.9	22.3
Corrosion Protection	(4.3)	4.8	12.6
SGL Technologies	(12.0)	(11.7)	(33.7)
Other	(17.9)	(18.3)	(21.4)

Consolidated Operating profit before cost related to antitrust and restructuring .	€38.9	€28.6	€58.7

Back to Contents

Exchange Rates

The following table shows the high, low, average and period-end euro-dollar exchange rates for the five years ended December 31, 2003 and the high and low euro-dollar exchange rates for the six months ended March 31, 2004. In each case, these rates are based on the noon buying rates published by Deutsche Bank. For 1998, the table reflects exchange rates between the dollar and Deutsche Mark translated into euros at the irrevocably fixed Deutsche Mark-euro rate of DM 1.95583 = €1.00. You should not assume that these translated exchange rates would be the same as the dollar-euro exchange rates that would have prevailed during 1998 had the euro existed at that time.

			Period	Period
Period	High	Low	Average	End

	(in dollars per euro)
1998	1.1961	1.0548	1.1144	1.1733
1999	1.1802	1.0020	1.0658	1.0027
2000	1.0395	0.8286	0.9213	0.9305
2001	0.9548	0.8388	0.8957	0.8820
2002	1.0477	0.8600	0.9448	1.0415
2003	1.2610	1.0371	1.1309	1.2610

October 2003	1.1810	1.1575
November 2003	1.1989	1.1427
December 2003	1.2610	1.1944
January 2004	1.2856	1.2354
February 2004	1.2868	1.2407
March 2004	1.2485	1.2122

Fluctuations in the euro-dollar exchange rate will affect the dollar equivalent of the Share price in euros on the Frankfurt Stock Exchange and, as a result, are likely to affect the market price of the American Depositary Shares on the New York Stock Exchange as well as the amount of any dividends received by holders of American Depositary Receipts.

Dividends

In 1998, SGL declared and paid a dividend of A1.20 ($1.31) per Share for the 1997 fiscal year. SGL did not declare dividends for the fiscal years 1998-2003.

Except as described herein, holders of ADRs are entitled to receive dividends on the Shares represented by the ADRs evidenced by such ADRs. SGL will pay any cash dividends payable to such holders to JPMorgan Chase Bank, as depositary, in euro; subject to certain exceptions, the depositary will convert these payments into dollars. Dividends paid on Shares and dividends paid to holders and beneficial owners of ADRs are subject to deduction of German withholding tax. See Item 10, ‘‘Additional Information – Taxation’’. Dividends paid on Shares and dividends paid to holders and beneficial owners of ADRs are subject to deduction of German withholding tax. See Item 10, ‘‘Additional Information – Taxation’’.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Potential investors should carefully consider the following specific risk factors along with the other information contained in this annual report before deciding to invest in the SGL Shares. Each of the risks described below could have a material adverse effect on our financial condition and results of operations. In addition, each of these risks could cause our share price to decline, and investors could lose all or part of their investment. The order in which the following risk factors are presented is not an indication of the likelihood of their occurrence.

We face substantial pricing pressure from our competitors.

The industries in which we operate are highly competitive. Competition is based primarily on price, product quality and customer service. Most of our production processes are capital-intensive,

Back to Contents

which results in high fixed costs. Due to these high fixed costs, a decline in demand or a temporary oversupply generally results in price decreases, rather than in reduced production. The pricing pressure thus has a direct impact on our results. In addition, price decreases can be aggravated by temporary imbalances in supply and demand, with an oversupply in stagnating markets. Graphite electrodes, in particular, are subject to strong price competition. In 2003 the average price of our graphite electrodes increased in local currency 2% in Euro and 7% in US$ versus Q4/2002. Our market share could be adversely affected if we increased prices, or a competitor reduced prices, or if we decided to maintain profit margins rather than market share or pursued other competitive strategies.

Continuing competition could prevent us from raising prices or force price reductions, or could reduce our sales volumes. It could also require us to spend more for sales, marketing and research and development. Any of these developments could substantially harm our financial condition and results of operations.

The industries that use graphite electrodes are cyclical, and declines in demand for graphite electrodes could adversely affect our business.

In 2003, we derived approximately 41% of our sales revenue from the sale of graphite electrodes, our core business. We sell our graphite electrodes primarily to the electric arc furnace (or EAF) steel industry. The EAF industry is global and customers are located in every major geographic market. As a result, our customers are affected by changes in global and regional economic conditions. This, in turn, affects the demand for and the price of our graphite electrodes, which are sold to customers in the EAF industry. The economic slowdown in the steel industry, and in particular, the structural crisis in the U.S. steel industry led to an overall drop in the demand for graphite electrodes until mid-2002. This structural crisis in the steel industry led to significant consolidation, with the elimination of several competitors, and consequently to a decline in demand and a shift in demand to larger companies, with increased pricing pressure. With the end of the slowdown in the steel industry in mid-2002 the economic conditions for graphite electrodes producers improved and demand and prices increased again.

The market for graphite electrodes, particularly in Europe and North America, is saturated and continues to grow only in line with overall economic growth and with an increase in the proportion of EAF steel used in general steel production. On the other hand, opportunities for growth do exist in Asian markets, although we have not had a substantial presence in these markets up to now. In addition, demand for our graphite electrodes sold to the EAF steel industries may be adversely affected by technological improvements in those electrodes as well as in the manufacturing operations of our customers, which reduce the rate of consumption or use of our electrodes for a given level of production by our customers. Since the early 1980s there has been a steady gradual decrease in ‘‘specific consumption’’ – the quantity of graphite electrodes consumed per metric ton of steel produced – due to improved efficiency in EAF steelmaking processes and equipment design. Since the mid-1990s, increased EAF steel production has offset the decrease in specific consumption, resulting in steady to slightly increasing demand for graphite electrodes. Despite the overall long-term trend, the year-to-year and quarter-to-quarter fluctuations in the demand for graphite electrodes have been significant. We cannot assure you that future improvements in steelmaking processes and technology or a decline in EAF steel production will not result in a net decrease in demand for graphite electrodes. A significant drop in demand for our graphite electrodes could have a material adverse effect on our financial condition and results of operations.

Our financial condition is difficult and we require significant funds for our operations.

In the past six years, we have had to expense on our income statement approximately €390 million and to spend approximately €240 million on a group level for antitrust proceedings and related civil proceedings for damages (see ‘‘Management Discussion and Analysis of Financial Condition and Results of Operations – Overview – Costs relating to antitrust proceedings’’). During that same time period, we made substantial investments (approximately €210 million) in the context of acquisitions. This has led to a high level of net debt (approximately €448.4 million as of December 31, 2003), an increase of our debt-to-equity ratio (the ratio between net financial liabilities and equity) and a reduction of our equity ratio (the ratio between capital and total assets). As of December 31, 2003, our debt-to-equity ratio was 384.6% and our equity ratio was 9.4%.

Compared to December 31, 2001 (€255.2 million), our equity decreased to €196.3 million as of December 31, 2002 and further to €116.9 million as of December 31, 2003, primarily due to our net loss (€23.6 million in 2002 and €50.3 million in 2003) and the negative effects of currency conversion as of the balance sheet date. We have not hedged these negative currency effects, and there can be no

Back to Contents

assurance that there will be no additional decreases in equity as a result of currency effects. In 2002 and 2003, our profit (loss) from operations, even before inclusion of costs relating to antitrust proceedings and restructuring, was not sufficient to cover our cash net financing costs. In 2002 and 2003, we exercised our accounting options, which are limited under IFRS, in accordance with discretionary decisions made by our management within the prescribed limits. Precautionary reserves, to the extent that they are permissible at all under IFRS, are no longer available. This could restrict our financial flexibility in the near to medium-term future.

At the beginning of 2004, we concluded our new refinancing program. This program included a capital increase resulting in gross proceeds of €266 million, the issuance of subordinated senior notes in an amount of €270 million and certain credit and guarantee facilities of around €330 million. This refinancing has reduced our net financial debt and improved the maturity profile of our financial liabilities.

Nevertheless, we continue to require significant funds for the SGL Group’s operations, financing costs, the payment of antitrust liabilities and other obligations. We cannot assure you that we will be able to generate or obtain sufficient funds needed for our future operations and our other cash requirements, or that we will meet all loan covenants and other obligations in connection with our present financing arrangements. In addition, we cannot assure you that we will be able to refinance our financial liabilities as they mature or that we will be able to negotiate the same or better terms in future loan agreements.

We have substantial amounts of debt. This debt, along with the obligations and covenants contained in our financing arrangements, substantially limits our financial and operating flexibility.

Even after completion of the refinancing program, we still have substantial net debt and a high debt-to-equity ratio. On a pro forma basis giving effect to the refinancing program, we would have had net debt of €360.7 million (without restricted cash) and a debt-to-equity ratio of 1.0 as of December 31, 2003. For a detailed description of our debt, you should read the discussion under the captions ‘‘Capitalization’’ and ‘‘Management Discussion and Analysis of Financial Condition and Results of Operations.’’

The conditions of our new syndicated credit facility, as well as the conditions of the senior notes substantially limit our financial flexibility. In particular, these agreements (see detailed description in Item 10, ‘‘Additional Information – Material Contracts’’) place limits on our ability to incur new debt, grant security to third persons, dispose of material assets, take organizational measures such as mergers, changes of corporate form, joint ventures or similar transactions, or to enter into transactions with related parties. Other limitations generally concern the payment of dividends and the repurchase of own shares. In addition, we must meet a number of financial covenants in the context of our financing agreements. Our substantial debt and our compliance with the covenants contained in our financing agreements could have a material adverse impact on our financial condition and results of operations. They could, for example:

•	require us to dedicate a substantial portion of our cash flow from operations to making payments on our debt and other liabilities, which would limit the availability of funds for working capital, acquisitions, joint ventures and other general corporate purposes;

•	limit our flexibility in reacting adequately to changes in the carbon and graphite industry or in our competitive environment;

•	limit our ability to make investments necessary to maintain or increase our market share in new and established markets;

•	place us at a competitive disadvantage compared to those of our competitors who have less debt than we do; and

•	limit our ability to borrow additional funds and increase the costs of any such additional borrowings.

In the worst case, an actual or impending inability to pay our debts as they become due and payable could result in our insolvency.

We cannot assure you that we will not have to incur additional debt in the future. Incurring such additional debt could further increase these risks regarding our debt and financing arrangements.

Back to Contents

We require a significant amount of cash to service our debt. Our ability to generate sufficient cash depends on a number of factors, many of which are beyond our control.

Our ability to make payments on or repay our debt and to fund our working capital requirements depends on the availability of financial resources. Our ability to generate cash will depend on our future operating performance, as well as on general economic, financial, competitive, market and other factors, many of which are beyond our control. In particular, our ability to generate adequate cash will depend at least in part on:

•	a price increase in the carbon and graphite electrode industry, as well as our ability to maintain and grow our sales revenues in this business area;

•	our ability to contain costs and implement further cost savings through our restructuring program and cost saving initiatives; and

•	our ability to realize earnings from new technologies and products.

In fiscal years 2002 and 2003, our profit (loss) from operations, even before inclusion of costs relating to antitrust proceedings and restructuring, was not sufficient to cover our net interest expense. As of December 31, 2003, our net interest expense amounted to €45.8 million. We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our debts as they become due or to fund our other liquidity requirements. If our future cash flows from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to:

•	reduce or delay our business activities and capital expenditures;

•	sell assets;

•	obtain additional debt or equity capital;

•	restructure or refinance all or a portion of our debt; or

•	forego business opportunities such as acquisitions or joint ventures.

We are party to several antitrust proceedings.

In the past several years, we have faced various court actions and investigations in connection with antitrust violations and have been assessed substantial fines by the U.S. Department of Justice and the European Commission for price fixing in the graphite electrode and specialty graphite industries. As a result of a price-fixing investigation by the U.S. Department of Justice, we are required to pay an antitrust fine of US$135 million, of which US$55.75 million has been paid as of March 31, 2004. The remainder of this fine is to be paid in installments until 2007. It has been recorded on our balance sheet as a liability discounted to its present value at an interest rate between 4% and 6%. In addition, we have paid another antitrust fine of US$10 million that was imposed on our CEO. In mid-2000, we agreed with the Canadian antitrust authorities to pay a fine of C$12.5 million for violating antitrust laws, of which C$6.0 million are still payable in two installments of C$3.0 million each in 2004 and 2005. In July 2001, the European Commission fined us €80.2 million for violating antitrust laws with respect to graphite electrodes. In addition, in December 2002, the European Commission fined us €27.75 million for violating antitrust laws with respect to specialty graphites. We have appealed both fines before the European Court of First Instance. Payment of the fine with respect to graphite electrodes has been suspended, against provision of a security, pending a final court decision. With respect to the specialty graphites fine, we have, to date, neither made any payments of nor provided any security for this fine. With respect to the fine of €80.2 million, we expect a decision in mid 2004; with respect to the second appeal, we expect a decision at the end of 2004 or the beginning of 2005 at the earliest.

In addition, the European Commission fined us €23.6 million on December 3, 2003 for violating antitrust laws with respect to the ‘‘Electrical and Mechanical Carbon and Graphite Products’’ area of our operations. This fine brought the total fines by the European Commission against SGL to €131.6 million. We have appealed the amount of the December 3, 2003 fine before the European Court of First Instance.

As part of our accounting as of December 31, 2003, we have reviewed our provisions for antitrust fines and have increased them by €19.5 million in 2003. Our Executive Committee believes that the total of these provisions, which are significantly below the €131.6 million aggregate amount of fines, were sufficient as of December 31, 2003 to cover any potential liabilities that could arise from these antitrust proceedings.

Back to Contents

In addition, we have spent approximately €140 million in the past several years in defending against and settling a number of civil suits seeking damages as a result of violations of antitrust laws. The majority of these civil suits have been concluded by now; however, there are a number of legal proceedings remaining. See ‘‘Business Description – Legal proceedings – Civil suits resulting from antitrust violations.’’ We cannot predict the ultimate outcome of these proceedings.

Due to the existing competitive situation in many of the markets in which we are active, and due to our prior history of antitrust violations, we cannot assure you that we or certain of our subsidiaries or affiliates will not become subject to antitrust investigations by the relevant authorities and will not be required to pay additional fines or be subject to claims for damages from third parties for violations of applicable antitrust laws. An unfavorable result in any of these future or current proceedings could have a material adverse effect on our financial condition and results of operations.

In addition we will be in default under the credit agreements if any new antitrust proceedings are instituted against any member of the SGL Group or if we receive any antitrust fines in an aggregate amount exceeding €2.5 million. However, before accelerating the Facilities the parties will enter into negotiations in good faith for a period not exceeding thirty days.

We are exposed to currency exchange rate risks and interest rate risks.

We generate a significant portion of our sales revenue in U.S. dollars. As a result, a decline in the value of the U.S. dollar compared to the euro will have a negative impact on our sales revenue, which are recorded in euro. Compared to the sales revenue that we generate in U.S. dollars, we incur a relatively small portion of our cost of sales in U.S. dollars. As a result, a U.S. dollar that is weak compared to the euro will have a negative impact on our gross profit and therefore on our result. A medium- to long-term decline in the value of the U.S. dollar relative to the euro and other currencies could also weaken our competitive position as compared to competitors who incur a relatively larger portion of their cost of sales in U.S. dollars. Over the past two years, the value of the U.S. dollar compared to the euro has declined, and many market participants expect this trend to continue.

In the past, we have engaged in hedging transactions only to a limited extent. We have, however, set up hedging arrangements for the majority of our U.S. Dollar transaction exposure in Europe for 2004 to protect ourselves against the risk of fluctuations in currency exchange rates. However, these hedging arrangements can protect us only to a limited extent against a long-term decline of the U.S. dollar. See ‘‘Management Discussion and Analysis of Financial Condition and Results of Operations – Overview – Currency exchange exposure’’. As a result of our issuance of senior notes the average interest rate of our total debt will increase. Under both our current and our new syndicated credit facility the interest rate consists of a combination of a variable basic interest rate and a margin that can be adjusted according to our ability to meet certain fixed financial ratios. Any change in the basic interest rate or in the margin will either increase or decrease our interest rate burden.

We operate globally and face unpredictable international economic conditions, government policies, regulatory controls and changes in public policy that could adversely affect our business.

We operate 34 manufacturing facilities in 10 countries on three continents and sell our products in approximately 100 countries. In 2003, sales revenue of our products outside Germany accounted for approximately 81% of our total sales revenue. As a result, we are subject to risks associated with operating in foreign countries, including fluctuations in currency exchange rates, declines in regional or global economic activity, limitations, if any, on the conversion of foreign currencies into euro, and the possible imposition of investment and other restrictions by governments. In addition, our business is subject to changes in the public policies of individual countries or states, including potential increases in taxes and tax rates.

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

Back to Contents

We have made substantial investments in new business areas in the past several years in order to diversify our product portfolio. The success of this strategy depends on the successful development and commercialization of new products, in particular in the SGL Technologies business area.

Our strategy of product portfolio diversification, which we have pursued through our investments into new business areas, requires the successful development of new products, as well as the setting up of a new distribution and marketing network in order for us to be able to tap into new, non-established markets. We are entering into new business areas – in particular with our high technology segment SGL Technologies – in which we have little experience and which are subject to rapid product developments and changes.

In the past years, we have made substantial investments into our business area SGL Technologies. For the past three years, the sales revenue for this business area have fluctuated, and we have incurred a net operating loss in each reporting period. Any growth in sales and any increase in profitability in this business area will depend largely on whether and how fast our newly developed products will be able to prevail in the market.

The markets for industrial corrosion protection have considerably changed in the past two years. We have streamlined our activities and are currently reviewing our strategy but we cannot assure you that the new strategy will be successful.

In recent years, our key customers, multinational chemical and utilities companies, have accelerated the transfer of their base production processes to low wage countries. This has led to shrinking demand and falling prices in our domestic European markets. The structural changes were also impacted by a cyclical downturn in the chemicals industry leading to a postponement of investment in new projects and low maintenance spending. Under these conditions, it proved difficult to introduce complete engineered systems based on our broad product portfolio of our CP business and our technical expertise. In January 2004 we therefore adapted our business structures to the market changes and divided our Corrosion Protection business into two segments – Process Technology and Surface Protection. They will be run independently by a new and reduced management. We are further reducing workforce in Surface Protection and in the administrative functions. This will negatively impact earnings in the first half of 2004. In addition to adjusting our business structures and costs to the lower business volume, we are currently reviewing our strategic options in the two business segments. Due to these restructuring and reorientation efforts, we may not be able to improve our earnings in the Corrosion Protection business area in 2004 versus 2003.

We may encounter supply shortages and increases in the cost of raw materials and energy.

The largest portion of our cost of sales, next to personnel costs, is accounted for by raw materials and energy. We are exposed to commodity price risks through our dependence on various raw materials, such as petroleum coke, coal tar pitch, petroleum pitch, anthracite coal and natural graphite flake as well as energy supplies. We purchase raw materials and energy from a variety of sources. We purchase raw material and energy from a variety of sources and generally do not enter into long-term purchase contracts. The principal raw material we use in the manufacture of our products is petroleum coke, an engineered by-product of petroleum refining. The market for petroleum coke, in particular needle coke, is marked by a small number of large suppliers with substantial market influence and the possibility of further consolidations. Although we believe that the raw materials we require will remain available in adequate quantities, the availability and price of raw materials and energy may be affected by new regulations, suppliers’ allocations, interruptions in production by suppliers and market conditions. High energy prices continue to significantly influence our costs of production. The new German environmental tax (‘‘o¨kosteuer’’) has further increased the cost of energy in Germany. Although we have reduced the impact of price increases for energy and raw materials through increased efficiency and cost savings, we cannot assure you that we will be able to mitigate any future price increases in the same way. A substantial increase in raw material or energy prices, or a continued interruption in energy supplies, could substantially harm our financial condition and results of operations.

We may not realize expected benefits from our continuing restructuring and cost savings programs.

During 2002 and 2003 we reorganized our operating structure and continued our restructuring program, which was announced in December 2001, to manage and integrate all our operations within four global business areas. In the context of this restructuring program and the subsequent initiatives, we have expensed substantial restructuring funds to reduce our work force, idled or closed selected production sites, rationalized and specialized our remaining sites, and undertaken other cost reduction initiatives. In addition, we continually strive to reduce costs and increase efficiencies (through our SGL

Back to Contents

Excellence initiative, our SGL One information systems and other initiatives). These efforts could lead to substantial additional restructuring costs in the future. We cannot assure you, however, that we will be able to realize the expected benefits from our restructuring and cost savings programs.

Environmental matters could result in significant increases in costs.

Our operations are subject to various risks associated with manufacturing, including the related storage and transportation of raw materials, products and wastes. We are also subject to numerous domestic and foreign laws and regulations relating to the storage, handling, generation, treatment, emission, release, discharge and disposal of potentially hazardous substances and wastes (see ‘‘Business Description – Government regulation’’). Environmental and health laws and regulations could lead to the possibility of substantial fines, revocation of applicable permits or orders for environmental cleanup. Any violations of these laws or regulations, or any adjustments to comply with changing laws or regulations, could result in significant expenditures. Environmental laws in particular have continuously been tightened in the past several years. We also expect a potential tightening of environmental laws in those countries that are expected to join the European Union in 2004 in which we have facilities. As a result, we cannot assure you, that a known, previously unknown or future contamination event, or any new, more stringent regulations or their enforcement by the relevant authorities will not increase our environmental costs in the future. A significant increase in environmental liabilities or costs could materially harm our financial condition and results of operations.

Prolonged work stoppages due to labor disputes could adversely affect our business.

Most of our workforce is covered by collective bargaining agreements. Although we believe that we have satisfactory relations with our works councils and unions, we cannot assure you that we will reach new agreements on satisfactory terms when existing collective bargaining agreements expire. Nor can we assure you that we would reach such new agreements without work stoppages, strikes or similar industrial actions. If industrial actions substantially obstructed our manufacturing operations for an extended period, our business, financial condition and results of operations could suffer material harm.

Disruptions of the business operations, strikes or similar measures at our customers’ or suppliers’ sites could also have a material adverse effect on our financial condition and results of operations.

The fluctuations of our business over the course of the year could adversely affect our reported results of operations.

Our sales revenue fluctuates from quarter to quarter due to such factors as changes in customer purchasing patterns, shifts in inventory and production plans, plant shutdowns, fluctuations in energy costs, strikes and work stoppages, and general economic fluctuations in the steel industry. Generally, these factors tend to affect our results of operations adversely. Following a price increase for graphite electrodes, customers tend to reduce their inventories before placing further orders. This tends to reduce our sales revenue during such periods. As a result, our reported results for each quarter may not be indicative of our results for the entire year.

We may not be able to protect the intellectual property critical for the development of SGL Technologies’ business.

We own over 300 patents registered in the United States, Europe and in other major world markets, and have over 350 patent applications pending for new technologies and processes. In addition, we have obtained licenses to various domestic and foreign patents.

We generally have a number of new patent applications or trademark registration applications pending at any given time relating to product enhancements and new product developments. We do not believe that the success of our established businesses is materially dependent on trade secrets, know-how, patents, trademarks or other proprietary information. However, in the future, competitors may obtain patents for technologies whose use by our competitors could adversely affect our business and financial condition.

The new product lines that we are developing in our SGL Technologies business do rely to a significant extent on such proprietary rights and information. We cannot assure you that any patents or trademarks that we obtain will adequately protect the covered products and technologies. Nor can we assure you that our confidentiality covenants and agreements will adequately protect our trade secrets, know-how or other proprietary information not covered by patents or trademarks, or that others will not obtain this information through independent development or other legal means.

Back to Contents

Furthermore, we cannot assure you that our activities will not infringe on the proprietary rights of others or that we will be able to obtain licenses, on reasonable terms or otherwise, to technology that we need. In addition, we cannot assure you that our proprietary rights and information will not become obsolete as a result of the development of new technologies by our competitors. If we fail to obtain the necessary intellectual property rights or to protect our proprietary information, or if we infringe upon the proprietary rights of others, the business, financial condition or results of operations of our SGL Technologies business could suffer significant harm.

Our pension and retirement obligations could significantly exceed the provisions we have made for these obligations.

We have obligations toward our employees with regard to benefits for the time after the employment relationship has terminated, such as retirement payments, life insurance, medical insurance etc. These benefit plans consist of both defined contribution and defined benefit plans and vary from country to country in which we maintain such plans.

Under the defined contribution plans, the Company makes a fixed payment to a 3rd party service provider who administers the payment of the benefits to the retired employees. After paying these contributions, the company generally has no further obligations to pay benefits. In the event of a default of the 3rd party administrator, the Company is subject to a secondary liability due to the employment relationship. Defined contributions to such plans are recorded as expense in the financial statement in the year in which the payments were made.

Under our defined benefit pension plans the benefit payments are calculated according to the projected unit method under IAS 19. The pension obligations are calculated by a 3rd party independent actuary using assumptions such as interest rates, payment trends and expected return on plan assets. The basis for these valuations is the legal, economic and tax situation in each country. Actual results may vary from our assumptions and may have an impact on our pension expense and cash flow in future years.

Changes in actuarial assumptions and/or negative developments in the value of the pension funds can have negative impacts on our consolidated financial statements and statement of operations. IAS 19 permits fluctuations between the value of expected pension obligations and the value of the pension funds to be shown only in the notes to the financial statements rather than in the balance sheet. If the cumulative difference in expectations exceeds either plus or minus 10% of the calculated pension obligation (‘‘10% corridor’’), the excess amount over 10% must be amortized over the average remaining service time (10 to 15 years) of employees participating in the plan. The Company estimates that with regards to the plans effected in the United States, this amount totals approximately €30 million and will result in an annual expense of approximately €2 million.

In 2003, 2002 and 2001 the difference between expected and actual return on pension fund assets was €0.0 million, €(10.2) million and €(14.9) million, respectively. In 2003 we estimated an expected return on plan assets of €3.2 million, based on an average return of 8.5%. The actual return also amounted to €3.2 million. If the return on pension fund assets falls short of expectations, the Company will need to adjust the actuarial assumptions and record the resulting impact in the statement of operations. In addition, based upon revised calculations, the Company may be required to make additional cash contributions to its funded defined benefit plans and/or record a non-cash adjustment to the financial statements.

An obligation to make significantly higher supplementary payments and to record amortization in subsequent years as an expense could have a material adverse effect on our financial condition and results of operations.

Existing insurance coverage, in particular credit insurance, may prove inadequate.

We aim to cover foreseeable material risks by insurance. Our insurance coverage, however, may prove inadequate to fully cover the risks to which the SGL Group is exposed. For certain risks, adequate insurance coverage may not be available on the market or at reasonable conditions. Our sales revenues are exposed to credit default risks. For this reason and insofar as possible, we cover this risk through insurance to a certain extent (which is limited, for example, in the United States). We use a variety of instruments for this purpose, such as pre-payment, payment guarantees, confirmed letters of credit and credit insurance. Nonetheless, during 2003 two unexpected payment defaults from customers were written off (see ‘‘Operating and Financial Review and Prospects’’). We cannot assure you that payment shortfalls from customers (particularly in the steel industry) will not occur in the future.

Back to Contents

ITEM 4.   INFORMATION ON THE COMPANY

INTRODUCTION

SGL Carbon Aktiengesellschaft is incorporated as a stock corporation for unlimited duration under the laws of the Federal Republic of Germany. SGL’s registered office is at Rheingaustrasse 182, D-65203 Wiesbaden, Germany, telephone number +49-611-60-29-100. Our English-language home page on the World Wide Web is at www.sglcarbon.com/index.html; this annual report does not incorporate information found on our web site. SGL’s agent in the United States for U.S. federal security law purposes is SGL Carbon LLC, located at our North American headquarters, 8600 Bill Ficklen Drive, Charlotte, North Carolina 28269.

History and Development of the SGL Group

Our corporate origins lie in the second half of the 19th century. Two of the earliest industrial manufacturers of carbon products, Gebru¨der Siemens & Co. (founded 1872) and the Plania Werke (founded 1896) merged in 1928 into the Siemens Plania Werke AG für Kohlefabrikate. This company and its successors underwent a series of international mergers and acquisitions, becoming Sigri Great Lakes Carbon GmbH, SGL’s immediate predecessor company, in 1992. At that time, Hoechst AG was the majority shareholder of Sigri Great Lakes.

On December 21, 1994, Sigri Great Lakes Carbon GmbH became SGL CARBON Aktiengesellschaft through a change in corporate form (Umwandlung). In April 1995, SGL’s initial public offering took place on the Frankfurt Stock Exchange. SGL became fully independent of Hoechst in June 1996, when Hoechst divested substantially all of its ownership in SGL in a global placement of approximately 10.5 million shares. Approximately 40% of that issue was placed in North America in the form of American Depositary Receipts (ADR’s) listed on the New York Stock Exchange under the symbol ‘‘SGG’’.

We have completed several acquisitions and divestitures as part of our strategy to enhance our position as the world’s largest producer of carbon and graphite products and to concentrate our business on areas where we see growth opportunities. The following are the principal acquisitions and divestitures that we have made since the beginning of 2001:

•	As of January 1, 2001, we increased our interest in SGL Acotec (Wuhan) Co. Ltd., a Chinese joint venture, from 70% to 90%. SGL Acotec (Wuhan) is fully consolidated.

•	In April 2002, SGL and Tokai Carbon Co. Ltd., Japan formed SGL Carbon TokaiShanghai, a joint venture for the production, marketing and sales of UHP graphiteelectrodes for the Chinese market. We hold a 51% interest in this joint venture.

•	All shares in SGL PanTrac Gesellschaft fu¨r elektrische Kontakte mbH, Berlin (PanTrac),were sold to E-CARBON S.A., Brussels (Belgium), a third-party enterprise in January 2003.PanTrac was fully consolidated for fiscal year 2002.

•	The electrical contacts (EC) business of SGL Risomesa S.p.A., Milan (Italy), was sold tothe Schunk Group in March 2003. The business activities retained by SGL had beenpreviously transferred to SGL CARBON Specialties S.p.A., Milan (Italy) and continue to be consolidated.

•	SGL ANGRAPH Sp. z o.o, Nowy Sacz (Poland), has been consolidated since thebeginning of the fiscal year 2003. Four small Acotec companies are no longer consolidatedas they are insignificant in overall for the presentation of net assets, financial position andresults of operations of the SGL Carbon Group.

•	The remaining interests in ZEW Zaklady Elektrod Weglowych S.A., Racibœrz (Poland),were acquired in 2003 and the company was then renamed SGL CARBON POLSKA S.A. At the end of fiscal year 2003, SGL CARBON S.A., Nowy Sacz (Poland), was merged into SGL CARBON POLSKA S.A., Racibœrz (Poland).

Our strategy

Our principal objective is to expand on our competitive strengths to further improve profits and cash flow. To achieve this objective, we have implemented the following strategy:

Increase profitability

We intend to continue the implementation of measures to reduce fixed and variable costs across all of our business areas in order to increase our operating margins and cash flows. To this end, we introduced restructuring programs for our Carbon and Graphite and Graphite Specialties business

Back to Contents

areas in late 2001, which are to be implemented over a period of six and three years, respectively. The focus of this restructuring is on:

•	consolidation and specialization of our production plants;

•	optimization of our production and administration processes;

•	streamlining of our organizational structure; and

•	headcount reduction.

We are also taking analogous measures in order to achieve cost reductions in our other business areas.

Increase efficiency

We launched the SGL Excellence initiative in early 2002 with the aim of improving our core operational and commercial processes. The key objectives of this initiative are the streamlining of production processes, the improvement and alignment of our sales and logistics processes with our customers’ requirements, as well as the further training and motivation of our workforce. Through this initiative, we seek to achieve continuous and sustained improvements in competitiveness and customer satisfaction.

Improve capital structures:

We aim to reduce the net financial debt of the SGL Group, lower its working capital and improve key financial ratios such as net debt to EBITDA, sales to net working capital and return on capital employed.

In the beginning of 2004 we concluded a comprehensive refinancing package consisting of a capital increase with gross proceeds of €266 million, senior subordinated notes amounting to €270 million and new syndicated loans and guarantees amounting to €330 million. See Item 10, ‘‘Additional Information – Material Contracts’’ for a description of the refinancing. These measures have substantially improved our equity, the net financial debt and the maturity profile of our financial liabilities. Nevertheless, we further intend to continue to reduce our working capital and net financial debt levels over the next years.

Optimize our product portfolio:

To improve our portfolio, we are focusing on further consolidating our strong market position in our established businesses, reducing our sensitivity to general economic conditions and improving our cash flow. As part of this strategy, we aim to strengthen both our technology position and our global presence by entering into joint ventures and strategic alliances. We will also continue to seek to streamline our operations through divestitures of non-core businesses. In this respect we sold our Electrical Contacts business in the course of 2003, and we are currently evaluating our strategic options for the Process Technology and Surface Protection segments of our Corrosion Protection business. Our SGL Technologies business area will focus primarily on products and markets in which we see significant potential for profitable growth.

Business Overview

In 2003, we had sales in more than 100 countries; sales outside Germany accounted for approximately 81% of our sales revenue. We currently operate 34 manufacturing facilities in 10 countries. Our customers are located throughout the industrialized world. Our sales revenue in 2003 amounted to €1.046,2 million. We organize the business operations of the group into four business areas that reflect the products that we produce and market: Carbon and Graphite, Graphite Specialties, Corrosion Protection and SGL Technologies.

Carbon and Graphite (‘‘CG’’) manufactures and markets graphite electrodes and certain carbon and graphite products (carbon electrodes, cathodes and furnace linings). In 2003, sales revenue for the Carbon and Graphite business area amounted to €558.0 million and EBITDA amounted to €97.1 million.

Graphite Specialties (‘‘GS’’) manufactures and markets graphite products with a wide variety of applications and for a large number of industrial sectors, including high-technology, tool manufacturing, ferrous and non-ferrous metallurgy, high-temperature processes, chemicals, automotive, glass and ceramics. In 2003, sales revenue for the Graphite Specialties business area amounted to €174.3 million and EBITDA amounted to €17.4 million.

Corrosion Protection (‘‘CP’’) produces heat exchangers, columns, pumps and synthesis units for the treatment of aggressive or corrosive media as well as engineered plastics (Process Technology). It

Back to Contents

also manufactures and applies rubber linings and other anti-corrosive materials, such as acid-proof bricks, coatings, and flakes (Surface Protection). Corrosion Protection also offers complete engineered systems to customers in the chemical and environmental protection industries. In 2003, sales revenue for the Corrosion Protection business area amounted to €186.2 million and EBITDA amounted to €2.1 million. We are currently reviewing our strategic options regarding Corrosion Protection and its two business segments Process Technology and Surface Protection.

SGL Technologies (‘‘SGLT’’) manufactures carbon fibers, aerospace and industrial composites, expanded graphite (including yarns and fabrics), carbon ceramic brake discs and fuel cell components. SGL Technologies covers the entire value chain from fibers through to composites. We believe that we are the only major competitor in this market that can cover such a broad product portfolio. In 2003, sales revenue for the SGL Technologies business area amounted to €124.9 million and EBITDA amounted to €2.0 million.

Industry and Market Overview

We are active in a broad range of markets for carbon-based industrial products. Many of the industries served by our established Carbon and Graphite, Graphite Specialties and Corrosion Protection businesses in particular, the steel, aluminum and chemicals industries – are mature global industries that tend to grow at approximately the same rate as the economy as a whole and may be marked by cyclicality. Demand for products used in these industries tends to fluctuate with global and regional business cycles as well as with specific industry developments. Our SGL Technologies business area, by contrast, focuses on emerging technologies that we believe have significant potential for growth.

Carbon and Graphite

Our Carbon and Graphite business area serves the metallurgical industries. Our graphite electrodes are a necessary component of electric arc furnace, or EAF, steelmaking, while our cathode blocks and carbon electrodes play an important role in the production of aluminum and other nonferrous metals. We also produce carbon-based furnace linings that help furnaces withstand the extreme temperatures needed in metals production. According to our estimates, the worldwide market for products made by our Carbon and Graphite business area was approximately €2.8 billion in 2003.

The manufacture of high-quality graphite and carbon electrodes is a mature, capital intensive business that requires extensive process know-how developed over years of experience working with the various raw materials and their suppliers, furnace manufacturers and steelmakers (including working on the specific applications for finished electrodes). It also requires high-quality raw material sources and a developed energy supply infrastructure. There have been no significant new entrants in the manufacture of electrodes since the 1940s. We believe that it is unlikely that there will be significant new entrants into the market for the manufacture of graphite electrodes over the next several years.

Graphite electrodes

Graphite electrode production is our single largest business. Graphite electrodes are a necessary component of EAF steelmaking, the principal technology used in ‘‘mini-mills.’’ EAF steelmaking consumes graphite electrodes, for which we believe there are currently no substitute products.

Demand for graphite electrodes, therefore, varies directly with demand for finished steel and, in particular, with production of EAF steel. The steel industry generally is cyclical in nature and experiences significant fluctuations based on numerous factors. In general, the EAF steel industry, however, has been less cyclical than the blast furnace/basic oxygen furnace production (‘‘BF/BOF’’ production) steel industry and has grown fairly steadily since the early 1970s (see below, ‘‘— EAF steelmaking’’). Volume and percentage of EAF steel to total steel production increased through 2001. During 2002, the percentage of EAF steel production to total steel production declined slightly, despite a significant increase in volume, primarily as a result of a significant increase of steel production in China, where EAF steelmaking currently represents a smaller portion of total steel production. We believe that long-term growth prospects for the EAF steel industry remain favorable. See ‘‘Operating and Financial Review and Prospects.’’

Beginning in the 1970s, technological improvements reduced ‘‘specific consumption,’’ or the quantity of graphite electrodes consumed per metric ton of steel produced. During the same period, graphite electrode manufacturing capacity began to expand. As a result, by the mid-1980s there was significant excess manufacturing capacity in this industry. In the late 1980s and early 1990s, graphite electrode producers began to consolidate, reducing manufacturing capacity. As a result, supply and

Back to Contents

demand were generally in balance during the 1990s. In the late 1990s, however, external factors began to adversely affect the graphite electrode industry, causing oversupply and price erosion. These factors included the Asian financial crises of 1998- 1999, the structural crisis in the U.S. and Japanese steel industries in 2001 and worldwide recessionary trends in 2002. In the wake of these developments, one graphite electrode producer in Germany became insolvent and one producer in the United States filed for protection under Chapter 11 of the U.S. Bankruptcy Code and eventually went into liquidation.

Technological improvements in equipment design and production process, use of higher quality scrap metals and other raw materials and improvements in the size, strength and quality of graphite electrodes (including improvements developed by the SGL Group) have increased the efficiency and reduced the cost of EAF steel production. According to our estimates, these improved efficiencies have reduced worldwide specific consumption from approximately 6.5 kilograms of graphite electrodes per ton of steel produced in the early 1980s to approximately 2.3 kilograms per ton in 2003. We expect that, as the cost of further marginal improvements in the efficiency of EAF steelmaking increases, the rate of decline in specific consumption will grow slower. We believe that the long-term growth potential of EAF steel will tend to offset reductions in specific consumption, resulting in steady to slightly increased demand for graphite electrodes over the long-term.

According to our estimates, our share of the worldwide market for graphite electrodes was approximately 21% in 2003. We believe that our regular customers for graphite electrodes include most of the world’s major EAF steel producers.

EAF steelmaking

Electric arc furnace production and BF/BOF production are the two primary steelmaking technologies. EAF steelmaking operations are commonly referred to as mini-mills because their production capacity is generally smaller than that of BF/BOF facilities. Electric arc furnaces range in size from those producing approximately 25 tons of steel per production cycle, or ‘‘heat,’’ to those producing approximately 150 tons per heat. Graphite electrodes act as conductors of electricity in the furnace, generating sufficient heat to melt scrap metal or other material used to produce steel. EAF steelmaking is generally regarded as more efficient and cost-effective than BF/BOF steelmaking.

Although EAF production is unlikely to replace BF/BOF altogether, a number of factors have favored its growth at the expense of the older technology. These include lower required investments, lower energy consumption, greater environmental sustainability and technological advances.

Since its development in the 1960s, mini-mill technology has produced a steadily increasing portion of total steel production. Due primarily to the cost-effectiveness of EAF steelmaking, EAF steel production worldwide has grown steadily from 100 million tons in 1972 (approximately 16% of total steel production) to about 320 million tons in 2003 (approximately 34% of total steel production), according to the estimates of market studies. The following table shows worldwide crude and EAF steel production in 1972, in 1980 and from 1990 through 2003.

Back to Contents

Worldwide Steel Production*
Year			EAF
			proportion
			of crude
	Crude[1]	EAF	production

	(in thousands of tons)		(%)
1972	632,009	99,749	16
1980	716,493	160,511	22
1990	770,694	215,124	28
1991	733,974	209,873	29
1992	719,398	210,508	29
1993	726,247	222,511	31
1994	723,958	229,063	32
1995	750,309	245,330	33
1996	750,611	249,741	33
1997	797,135	270,051	34
1998	778,032	266,144	34
1999	789,900	269,150	34
2000	849,200	293,600	35
2001	846,000	295,000	35
2002	893,000	304,000	34
2003	947,283	320,000	34

*	Source: International Iron and Steel Institute, SGL.
(1)	‘‘Crude’’ steel production refers to total steel production by all methods.

Other Carbon and Graphite products

Carbon electrodes serve as conductors of electricity in a furnace to generate sufficient heat to reduce silicon dioxide in a continuous process. The production of silicon metal in furnaces that use carbon electrodes involves a process similar to that used for graphite electrodes, but at lower temperatures. Demand for carbon electrodes is directly related to the volume of silicon and phosphorus production. Silicon and phosphorus production, and hence demand for carbon electrodes, have been relatively stable since the early 1990s. In 2001, demand declined by approximately 20%, primarily as a result of the energy crisis in Brazil. Demand for carbon electrodes returned to stability in 2002. Our primary markets for carbon electrodes are in the United States, France, Norway, Australia and Brazil. We estimate that our share of the worldwide market for carbon electrodes was approximately 31% in 2003.

Cathode blocks and other products are used to equip electrolysis cells for the production of primary aluminum. Cathode blocks for the production of primary aluminum are produced according to customers’ specifications and design. We sell cathodes to major aluminum smelters in the United States, Canada, Brazil, Norway, France, South Africa and other countries. According to our estimates, our share of the worldwide market for cathodes in 2003 was approximately 17%.

Carbon blocks for furnace linings are also produced in a variety of dimensions and grades, depending on the furnace size, the position of the block within the blast furnace and the function the block is required to perform. They are used for bottom lining, wall protection and heat conduction in the hotter areas of blast furnaces. A modern furnace design allows for more than 10 years of furnace operation before the replacement of the linings becomes necessary. Our main markets for furnace linings are Europe and North America. Furnace linings typically account for a modest portion of our business (for example, approximately 2% of our sales revenue in 2003).

Graphite Specialties

The worldwide market for graphite specialties was approximately €1.5 billion in 2003, according to our estimates (excluding China and the Commonwealth of Independent States (‘‘CIS’’), for which no data are available). We estimate that, in 2003, our share of this market was approximately 12%. Many of our customer industries, including the chemicals industry and most areas of the electronics industry, are mature, with growth rates at or below the overall rate of growth in the industrialized world. The semiconductor industry and the portion of the electronics industry serving automotive and household applications, however, are more volatile. After a deep recession during 1998 and most of

Back to Contents

1999, the semiconductor business recovered in 2000, but has experienced another downturn since the beginning of 2001.

We estimate that the worldwide market for technical carbon (excluding China and the CIS) was approximately €0.6 billion in 2003, and that our share of this market was approximately 18%. We have a leading position in graphite products for the semiconductor industry in both Europe and North America, with an estimated 20% share of the worldwide market. The growth rate of the other major industrial applications for technical products has historically been closely linked to the general industrial growth rate in the United States, Japan and Europe. The market growth rate for mechanical carbons during the last ten years has also been in the range of his general industrial growth rate.

Corrosion Protection

The Corrosion Protection business area combines the Process Equipment and Rubber Linings business lines of our former Technik business area with the business activities of the KCH group (now combined in the SGL ACOTEC group), which we acquired and consolidated as of January 1, 2000. Following the reorganization of this business in January 2004 to adapt to the changes in our key customer industries like chemicals, engineering, energy and environmental and to a general decline in demand, our Corrosion Protection business is now structured into the two segments Process Technology and Surface Protection. The decline in demand is mainly caused by an accelerated transfer of base production processes to low wage countries and a cyclical downturn leading to reduced investments in new projects as well as low maintenance spending. We estimate the worldwide market for industrial corrosion protection solutions to be approximately €2.0 billion, of which we have a share of approximately 10%,

SGL Technologies

SGL Technologies, our newest business area, aims for growth in specific niche markets, where we expect cyclicality to be generally lower than in the customer industries of our established businesses. SGL Technologies serves a number of diverse specialty markets with carbon fiber and carbon composite-based products. We estimate the worldwide market for carbon fibers to be approximately A1 billon. We hold established market positions in the segments for oxidized fiber and chopped carbon fiber. In the more diverse market segments, such as those for continuous carbon fiber, aircraft structural components and carbon fiber reinforced plastics, our market shares are relatively small. We also have strong market shares in certain markets for composite materials and components, such as in rocket motor nozzles, carbon-carbon for wet friction applications and high purity carbon felts.

We expect these markets to grow as new applications are developed. For example, the market for highperformance carbon-ceramic brake discs is in the initial stages of development. We believe that the market for our fuel cell components, which are currently in the research and development phase, also has significant potential for growth. Development of this business, and of the fuel cell component industry in general, is dependent on the achievement of significant reductions in fuel cell production and distribution costs. Sales of our increasingly important aerospace and defense business fell by 25% to €40.6 million in 2003 compared to 2002 mainly due to the strengthening Euro.

Principal Products by Business Area

Carbon and Graphite

The Carbon and Graphite business area manufactures and markets graphite electrodes and specialized carbon products such as carbon electrodes, cathodes and furnace linings. Carbon and graphite are based on petroleum coke, coal tar, petroleum pitch and anthracite coal, which are our primary raw materials. Carbon and graphite have many exceptional properties that we optimize for various applications through our manufacturing processes. See ‘‘—Manufacturing Process and Operations’’. Our carbon and graphite products exhibit stability under high temperatures, are noncorrosive and conduct heat and electricity. As a result, these products are used in a wide range of applications.

The Carbon and Graphite business area’s key products include:

•	Graphite electrodes, our principal product, used primarily in electric arc furnace or EAF steel production, the steelmaking technology used by virtually all ‘‘mini-mills’’, as well as in some ladle furnaces and foundries. Steel production requires temperatures as high as 2,760° Celsius to melt scrap metal, iron ore or other raw materials for processing. Electricity passing through our electrodes creates an electric arc that generates these extreme temperatures. The electrodes, which vary in size depending on the individual furnace’s

Back to Contents

requirements, are consumed regularly in the production process. We believe we provide the full range of sizes in graphite electrodes and that their quality is equal to, or in specific segments, better than, that of any other manufacturer’s products. We further believe that there are currently no commercially viable substitutes for graphite electrodes in EAF steel making.

•	Carbon electrodes, used primarily to produce silicon metal. Electrodes vary in size but aretypically larger than the graphite electrodes used in EAF steelmaking and require adifferent manufacturing process. A typical silicon metal furnace uses 18 electrodes,consuming three of them every five days.

•	Cathode blocks and related products, used to equip electrolysis cells for the production ofprimary aluminum. Cathode blocks require a significant degree of custom fitting; weproduce them to our customers’ specifications and design. Newly constructed aluminumsmelters tend to require larger electrolysis cells than older facilities; we believe that we are equipped to meet this trend in demand.

•	Furnace linings, used for wall protection and heat conduction in the hotter areas of blastfurnaces used to produce liquid pig iron, an intermediary material in the production ofsteel from iron ore. Although modern furnace design allows 10 or more years of operation before lining replacement becomes necessary, a typical furnace will have its lining replaced a number of times over its useful life.

Graphite Specialties

Our Graphite Specialties products have a wide variety of applications in such sectors as high technology, tool manufacturing, ferrous and non-ferrous metallurgy, high-temperature processes, chemicals, automotive, glass and ceramics.

Our Graphite Specialties products consist of:

•	technical carbons for use in high technology, including semiconductor materials;

•	mechanical carbons, machined or pressed components and graphite-filled high-performanceplastic parts; and

•	feederstock for electrical carbons.

Technical applications are used in laboratory and medical analytical technology, ferrous and non-ferrous metallurgy, electrochemistry and high-temperature technology. Semiconductor materials made from high purity graphite and carbon-reinforced carbon are used for semiconductor fabrication. Mechanical carbon comprises carbon and graphite components that are machined or pressed to specified sizes and shapes and graphite-filled high-performance plastic parts. Such mechanical carbons are mainly used in the automotive industry and in mechanical engineering applications such as seal rings, bearings and components for pumps. Because we no longer regard machined electrical carbon products as part of our core businesses, we have divested substantially all of these operations, and concentrate on feederstock for electrical carbons.

Corrosion Protection

Corrosion Protection concentrates on producing process equipment for the treatment of aggressive or corrosive media as well as on producing and applying rubber linings and other anticorrosive materials such as acid-proof bricks and coatings, engineered plastics, flakes, coatings and pumps. We have segmented the individual product areas into Surface Protection and Process Technology.

The Corrosion Protection business area also offers engineered and packaged solutions for industrial corrosion protection. We believe that our broad product range and our engineering and application know-how enable us to offer comprehensive solutions in the corrosion protection market.

SGL Technologies

SGL Technologies consists of six businesses lines manufacturing carbon fibers, aerospace/defense and industrial composites, expanded graphite (including yarns and fabrics), carbon ceramic brake discs and fuel cell components.

Carbon fibers serve as base materials in the manufacture of products that must be both stiff and lightweight, and able to conduct heat and electricity, particularly in the aviation and aerospace industries. We produce carbon fibers in two forms. Oxidized fibers are used in high performance carbon-carbon aircraft brakes as well as for specialty flame-retardant insulation applications.

Back to Contents

Carbonized fibers are used primarily in chopped form as reinforcement in thermoplastic housings, such as mobile telephone and printer and laptop computer housings.

Carbon composites includes carbon fiber reinforced plastics, or CFRP. CFRP are used in medical equipment, the textile and wire making industries. The composite materials and components we produce range from relatively standard carbon or fiberglass reinforced plastics, used for x-ray tables and secondary aircraft structures, to high performance, high temperature composites used for rocket motor nozzles.

Expanded graphite consists primarily of foils that are based on natural graphite and can withstand extremely high temperatures and aggressive corrosion. These foils are used in sealing applications as an alternative to asbestos, as well as in sealing technology in the automobile construction industry and the chemical industry. In addition, milled exfoliated products based on natural graphite can be used for the growing market of fillers, for example in high-performance batteries, as well as in a variety of other areas of application in which electrical and thermal conductivity is important.

We have developed new materials and components for developing high-technology applications, such as carbon ceramics for high performance automotive brakes and components for fuel cells. SGL Technologies began serial production of carbon ceramic brake discs in a newly constructed plant to serve expected increasing demand from Porsche and from other potential customers in the car industry.

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

We purchase all of our raw materials from a variety of sources. We maintain contacts with the most important petroleum coke suppliers and purchase from most vendors on an ongoing basis, with annual price negotiations, to satisfy our needs in our four business areas. We buy the most strategically important grades of needle coke for graphite electrodes from four major producers and purchase a majority of our needle coke requirements from two major petroleum companies. With one of these suppliers we have a long-term contract for the delivery of petroleum coke. Binder pitch and impregnation pitch are bought locally from eight different binder pitch and six different impregnation pitch vendors. We have established strong ties to these suppliers and have been cooperating with them on the implementation of joint quality improvement and quality monitoring programs for many years. We believe that, under current conditions, our raw materials are available in adequate quantities at current market prices.

We purchase electric power and natural gas used in our manufacturing processes from supraregional linked supply systems or from local suppliers. The availability and price of raw materials and energy may be affected by limitations imposed under new legislation or governmental regulations, suppliers’ allocations to meet the demand of other purchasers during periods of shortage (or, in the case of energy suppliers, extended cold weather), interruptions in production by suppliers, and market and other events and conditions. In recent years, prices for petroleum coke have gone through cycles of both volatility and stability, while energy prices are rising again. During this time,

Back to Contents

we have mitigated the effect of price increases by improving operating efficiency and by implementing cost-cutting measures.

Marketing Channels and Customer Service

We sell our products in our local markets primarily through our direct Sales force, which operates from our sales offices and is supported by our own customer service personnel. Export customers are serviced by the Group’s local sales organizations, or local sales representatives with the assistance of our direct sales force. Most of these sales representatives have worked with the SGL Group for many years.

In the Graphite Specialties, Corrosion Protection and SGL Technologies business area, we make the majority of our sales through our specialized sales organizations specifically dedicated to each such business area. We also use exclusive sales agents in certain locations. From time to time, the Carbon and Graphite sales organization also assists in sales of Graphite Specialties products, particularly outside of Europe and North America.

Since we are globally oriented with a diverse customer base, we regularly hold regional conferences to present and discuss our business strategies, targets and philosophy with our representatives in Germany and throughout the world.

For many years, we have been strongly committed to supporting our sales activity by providing a high level of customer service. As with our sales and distribution organizations, each of our customer service personnel is specifically dedicated to one of our four business areas. In addition to providing basic support services, we also assist our customers with their technical problems, focusing on the design and operation of production equipment (such as EAF technology), as well as on specifications for and use of our products. Since 1992 we have established long-term cooperative arrangements with several key customers to focus on technical improvements and product development.

We generally sell our products on the basis of annual sales agreements. In these agreements, we usually fix a negotiated price with the customer for one year. During that year, the customers then place their orders in accordance with the terms of the agreement. Our customers in the Carbon and Graphite business area generally place orders for electrodes three to six months prior to the specified delivery date, as well as pursuant to a forecasted full-year demand. A customer may cancel any such order, and we accordingly manufacture electrodes and manage electrode inventory levels on the basis of rolling sales forecasts. Other products, particularly in the Graphite Specialties, Corrosion Protection and SGL Technologies Business, are generally manufactured to order. Finished products are generally stored at our manufacturing facilities. We ship products to customers primarily overland and by sea, using ‘‘just in time’’ techniques where practicable.

Our four business areas are serving – amongst others- the following key customers:

CG: Arcelor, Nucor, QIT; Riva, Alcoa, Nisco and Ispat.

GS: Wacker Siltronic, MEMC, Hitachi, Britisch Nuclear Fuels, Helwig Carbon, Motorola, Robert Bosch

CP: RWE, BASF, Bayer, Technip, FLS Miljo, VTG Lehnkering, Unicore

SGL T: Alliant Systems, Dana Corp., Porsche, Boeing, Cytec Fiberite, Airbus

Dependence on Patents or Licenses, Industrial, Commercial or Financial Contracts

We own over 300 patents registered in the United States, Europe and in other major world markets, and have over 350 patent applications pending for new technologies and processes. In addition, we have obtained licenses to various domestic and foreign patents. These patents, patent applications and licenses are, in the aggregate, important to our competitive position, and the loss of a great number of patents worldwide could have a material adverse effect on our business. However, we believe that we are not currently dependent on any individual patent or license or group of patents or licenses.

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

Back to Contents

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

The manufacture of graphite electrodes involves the following six primary processes.

Forming – Calcined petroleum coke is crushed, screened, sized and blended in a heated vessel with coal tar pitch, applying highly specialized techniques. The resulting plastic mass is extruded through a forming press and cut into cylindrical lengths (called ‘‘green’’ electrodes) before cooling in a water bath.

Baking – The ‘‘green’’ electrodes are baked at approximately 900° Celsius in specially designed furnaces to further carbonize the pitch. After cooling, the electrodes are cleaned, inspected and sampletested.

Impregnation – Baked electrodes are impregnated with a special pitch when higher density, mechanical strength and capability to withstand higher electric currents are required.

Rebaking – The impregnated electrodes are rebaked to ‘‘coke out’’ the pitch, thereby adding strength to the electrodes.

Graphitizing – The rebaked electrodes are heated in longitudinal electric resistance furnaces at approximately 3,000° Celsius to restructure the carbon to its characteristically crystalline form, graphite. After this process, the electrodes are gradually cooled, cleaned, inspected and sample tested.

Machining – After graphitizing, the electrodes are machined to comply with international specifications governing outside diameters, overall lengths and joint details. Tapered sockets are machine-threaded at each end of the electrode to permit the joining of electrodes in columns by means of correspondingly double-tapered machine-threaded graphite connecting pins.

The production of the variety of graphite specialties grades generally follows a process similar to that used for graphite electrodes, but uses additional forming techniques (such as isostatic and die molding), additional treatments like purification and more intricate machining. Specialty graphite products use different mixtures of raw materials due to fine grain formulations and different processing time periods.

Expanded graphite is made from mined natural graphite flake, which is acid-treated, heat-treated and rolled into sheets of desired thickness and width and produced in highly specialized production lines. Fibers and composites that use polymer raw materials also require highly sophisticated and highly specialized facilities, in addition our main production lines for carbon and graphite products. Our high temperature technology expertise is essential for the manufacture of graphite fibers and composites.

We use statistical process controls in all manufacturing processes and have implemented a quality management program that involves continuous in-house training. We generally warrant to our customers that our products will meet the SGL Group’s and the customers’ specifications. With the exception of 1997, in which we conducted a recall of graphite electrodes in North America due to a defect in a new piece of production equipment at one of our U.S. production sites, electrode returns and replacements have historically amounted to less than 1% of our sales revenue. In the SGL Technologies business area, we expect a higher rate of defects for some products due to the greater number of newly developed products.

We conduct major maintenance of our facilities on an ongoing basis. We currently have capacity to manufacture approximately 280,000 metric tons of carbon and graphite products per year (excluding graphite specialties). This capacity includes approximately 215,000 metric tons of graphite electrodes. In 2003, we sold approximately 202,000 metric tons of graphite electrodes, compared with 173,000 metric tons in 2002. We also sold approximately 20,000 metric tons of carbon electrodes in 2003 (2002: 22,000 metric tons).

Competitive Position of the SGL Group

The carbon and graphite products industry is highly competitive. Competition is based primarily on price, product quality and customer service. There are approximately 10 to 15 major manufacturers

Back to Contents

of carbon and graphite products worldwide. Of these manufacturers, the SGL Group is the largest, based on 2003 sales revenue.

Carbon and Graphite

For graphite electrodes, our principal product, there are approximately 10 to 15 major manufacturers worldwide. SGL and GrafTech International Ltd. (formerly UCAR International Inc.) are the largest of these manufacturers on the basis of metric tons produced. Other producers -next to SGL- include two producers in the United States, four Japanese manufacturers and several manufacturers in India and China. We estimate that our share of the global market for graphite electrodes was approximately 21% in 2003.

We believe that we are the largest manufacturer of carbon electrodes worldwide. According to our estimates, we supplied approximately 31% of the worldwide market for carbon electrodes in 2003.

Approximately ten manufacturers compete in the global market for cathodes for the aluminum industry. We estimate that we supplied approximately 17% of this market in 2003. Other major manufacturers include GrafTech, Erft Carbon, Nippon Carbon, SEC Corporation and VESUVIUS Group.

Graphite Specialties

The graphite specialties market is served by many competitors with different product ranges and value added segments. We believe that globally-oriented international companies, including SGL, Morgan Crucible, Le Carbone Lorraine, Schunk Gruppe, GrafTech and Toyo Tanso, account for about two thirds of the total market volume worldwide (excluding China and the CIS, for which limited data are available). A significant part of the market is served by small, local machine shops, which machine and finish goods supplied to them by the major graphite producers in a semi-finished state. We believe that we have leading positions in the supply of graphite and CFC products to the semiconductor and technical carbon industry in Europe and North America.

Corrosion Protection

We estimate that the worldwide market for industrial corrosion protection is approximately €2.0 billion, of which we have an approximately 10% share. This market is highly fragmented with many locally-oriented, often family-owned smaller companies. The key competitors in the market for carbon-based process equipment applications are Le Carbone Lorraine and Carbon Everflow (India). Companies such as Tip Top and Ohji are competitors in the rubber-linings market, while Steuler and Stebbins are key competitors in the market for ceramic bricks and tiles. We believe, however, that we are the only company that supplies all heavy corrosion protection market segments with complete systems.

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

We seek to minimize environmental risk by developing, implementing and improving material resources, production and abatement techniques. Using advanced techniques, we aim to improve working conditions and reduce the environmental impact of our own operations and those of our customers’ businesses. Our goal is to comply with the European Union’s Integrated Pollution Prevention and Control (IPPC) directive while at the same time creating economically and technically viable conditions to assure long-term competitiveness. We augment the efforts of our internal auditors, research and development team and operations supervisors with periodic, active cooperation with national and international state agencies and organizations. We are currently adjusting the

Back to Contents

organization of our environmental team to create an integrated Environmental, Health & Safety Audit (EHSA) management system tailored to the demands of our industry. Our goal, which we believe we are approaching, is to achieve certification under ISO 14000, generally recognized as the highest standard in this field. We use our system of continuous EHSA risk assessment in our efforts to achieve permanent, sustainable improvements in performance.

International regulations govern the transportation of hazardous goods. Air pollution, wastewater, solid waste and occupational health and safety are generally regulated by national laws. In the European Union, these areas are generally covered by EU directives and guidelines. In particular, the EU’s IPPC directive requires certain industries, including the carbon and graphite industry, to implement advanced techniques. The IPPC directive does not itself create binding regulation. Rather, it serves as a framework for regulators in the EU member states in establishing national regulations. Although national-level implementation of the IPPC directive may lead to more restrictive national environmental regulations, based on our experience in Germany we believe that national regulations based on the IPPC directive will tend to be more lenient than those proposed in the directive itself. We believe that we are in compliance, or in the process of achieving compliance, with the heightened requirements of IPPC directive-based regulation.

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

Back to Contents

Organizational Structure

As a management holding company, SGL is legally separate from its various operating subsidiaries in the SGL Group. SGL’s Executive Committee, however, provides overall strategic direction and monitors the operations of the Group. Individual members of the Executive Committee also have direct responsibility for specific operational areas on a business area, function or regional basis. See Item 6, ‘‘Directors, Senior Management and Employees–Directors and Senior Management—Executive Committee’’.

Our operational business is managed by business areas. At the beginning of 2002, we combined the former regional business units of Carbon and Graphite and Graphite Specialties into global business areas to improve efficiency and respond to the increasing globalization of our key customers. With this change, all four of our business areas–Carbon and Graphite, Graphite Specialties, Corrosion Protection and SGL Technologies–are now organized on a global basis. Our organizational structure is thus identical with our segment reporting by business areas.

Our production sites and Group companies are managed by the relevant business area (or, in the case of multi-business area sites, by a management committee). The boards of directors of individual Group companies have responsibility for those companies’ legal and financial affairs. Centralized corporate functions support the Executive Committee and provide services to all business areas and to individual legal entities within the Group.

Principal subsidiaries

The following table lists the principal direct and indirect subsidiaries of the SGL Group as of December 31, 2003:

Company Name	Location	Business Area	Ownership Interest %

SGL Carbon, LLC	Charlotte, NC	CG, GS, SGL T	100.0
HITCO Carbon Composites, Inc.	Gardena, CA	SGL T	94.0
SGL Technic Inc	Valencia, CA	GS, SGL T	100.0
SGL Carbon GmbH	Meitingen, Germany	CG, GS	100.0
SGL Acotec SAS	Grenoble, France	CP	100.0
SGL Canada Inc	Lachute, Canada	CG	100.0
SGL Carbon SpA	Milan, Italy	CG	99.7
SGL Carbon SA	La Coruña, Spain	CG	99.9
SGL Carbon GmbH & Co	Steeg, Austria	CG	100.0
SGL Carbon Polska S.A	Ratibor, Poland	CG	100.0
SGL Carbon SAS	Chedde, France	GS	100.0
SGL Acotec GmbH	Siershahn, Germany	CP	100.0
SGL Technologies GmbH	Meitingen, Germany	SGL T	100.0
SGL Technic Ltd.	Muir of Ord, Scotland	SGL T	100.0
SGL Carbon Beteiligung GmbH *	Wiesbaden, Germany	Corporate	100.0

•	SGL Carbon Beteiligung GmbH is a 100% subsidiary of SGL Carbon AG that serves as a holding company for various other subsidiaries in the SGL Carbon Group.

Property, Plants and Equipment

As of December 31, 2003, we operated 34 major manufacturing facilities worldwide of which 33 are located in Europe and North America. As part of the restructuring program announced in December 2001, we closed or idled three plants during 2002. Effective January 2003, we sold our Berlin, Germany manufacturing facility. We also have other properties, including office buildings, research laboratories and warehouses, primarily in Germany and the United States. We own most of our manufacturing facilities and other properties.

We are harmonizing our manufacturing processes throughout the Group to permit global sourcing from all locations with consistent and interchangeable quality levels. We produce graphite electrodes in the United States, Canada, Germany, Italy, Spain, Austria and Poland. Carbon electrode production is concentrated in Italy and cathodes and furnace linings are manufactured in Germany and Poland. Our feeder stock for specialty graphite products is manufactured in Germany, France and the United States. In Europe, we have further optimized production by concentrating extruded, molded and isostatic pressed graphite product grades in the facilities best suited for this work. We have taken similar restructuring measures in North America, discontinuing manufacture of molded and isostatic products in the United States. We produce most of our corrosion protection materials in

Back to Contents

Germany, with additional production facilities in France, the United States, , Italy and China. About four-fifths of our fibers and composites are manufactured outside of Germany, primarily in the United States and the United Kingdom.

We conduct major maintenance of our facilities on an ongoing basis. We currently have capacity to manufacture approximately 280,000 metric tons of heavy carbon and graphite products annually (excluding graphite specialties). This capacity includes approximately 215,000 metric tons of graphite electrodes. In 2003, we sold approximately 202,000 metric tons of graphite electrodes compared with 173,000 metric tons in 2002. We also sold 20,000 metric tons of carbon electrodes in 2003, a small decrease from the 22,000 metric tons we sold in 2002.

Back to Contents

As of December 31, 2003 we operated the following major facilities

Primary Use

Location	Manufacturing	Sales	Administration	Business Area	Owned/Leased

Europe
Wiesbaden, Germany[1]		x		Corporate	Leased
Meitingen, Germany	x	x	x	CG, GS, CP, SGL T	Owned
Griesheim, Germany[3]	x			CG	Owned
Bonn, Germany	x	x	x	GS	Owned
Siershahn, Germany	x	x	x	CP	Owned
Bornum, Germany	x	x	x	CP	Leased
Leuna, Germany		x		CP	Owned
Augsburg, Germany		x	x	Corporate	Leased
Steeg, Austria	x	x		CG	Owned
Milan, Italy[2]		x	x	CG,GS	Leased
Verdello, Italy	x	x	x	GS	Leased
Pero, Italy	x	x	x	CP	Owned
Narni, Italy	x			CG	Owned
Ascoli Piceno, Italy	x			CG	Owned
Chedde, France	x	x	x	GS	Owned
Houdain, France	x	x	x	CP	Owned
Grenoble, France	x	x	x	CP	Owned
La Coruna, Spain	x	x	x	CG	Owned
Ratibor, Poland	x	x		CG	Owned
Nowy Sacz, Poland	x	x		CG	Owned3
Nowy Sacz, Poland	x	x	x	GS	Owned
Inverness, Scotland	x	x		SGL T	Owned
Alcester, England	x	x	x	GS	Leased
Sandbach, England		x	x	CP	Owned
North America
Charlotte, North Carolina[4]		x	x	CG, GS,SGL T	Owned
Morganton, North Carolina..	x			CG,GS	Owned
Hickman, Kentucky	x			CG	Owned
Ozark, Arkansas	x			CG	Owned
Niagara Falls, New York[5]	x			GS	Owned
Valencia, California	x	x	x	SGL T, GS	Owned
Lachute, Quebec, Canada	x	x	x	CG	Owned
Kitchener, Ontario, Canada ..	x	x	x	GS	Leased
St. Marys, Pennsylvania	x	x	x	GS	Owned
Strongsville, Ohio	x	x	x	CP	Owned
Houston, Texas	x			CP	Owned
Arkadelphia, Arkansas	x			SGL T	Leased
Sinking Spring, Pennsylvania	x	x		GS	Leased
Gardena, California	x	x	x	SGL T, GS	Owned
Cheshire, Connecticut	x			GS	Leased
Brecksville, Ohi	o	x	x	CP	Leased
Rest of World
Wuhan, China	x	x	x	CP	Leased

1)	Corporate Headquarters
2)	Head Office, Italy
3)	Hereditary building right (Erbbaurecht) under German law, comparable to a long-term ground lease
4)	Head Office, North America
5)	Temporarily Idled

As of December 31, 2003 we had material encumbrances on our property under the old syndicated loan. The collateral agreements were entered into with creditors in conjunction with the refinancing project at the start of 2003. These entailed the pledging of equity interests in the majority of Group companies. The rights of use for intangible assets have been assigned for all German companies, and liens entered for SGL CARBON AG and two US companies in the amount of €397.5 million. Inventories and movable plant and equipment amounting to €378.1 million were assigned as collateral. For the above-mentioned companies, trade receivables and receivables from unconsolidated subsidiaries totaling €170.3 million were assigned as collateral. In addition, receivables

Back to Contents

from subsidiaries included in the consolidated financial statements in the amount of €547.5 million and bank balances amounting to €40.7 million were pledged as collateral by individual companies. Similar collateral agreements will be entered into under the new financing package to be implemented in 2004.

In connection with our new refinancing we have also encumbered a number of our properties; see Item 10, ‘‘Additional Information – Material Contracts’’. We believe that our facilities, which are of varying ages and types of construction, are in good condition, are suitable for our operations and generally provide sufficient capacity to meet our requirements for the foreseeable future.

Back to Contents

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read this operating and financial review together with the description of our business, the general information about SGL and the consolidated financial statements, including the notes thereto contained elsewhere in this annual report. We prepared our consolidated financial information in accordance with IFRS or, where indicated, in accordance with U.S. GAAP. IFRS differs in certain significant respects from U.S. GAAP. See ‘‘– U.S. GAAP reconciliation’’ and ‘‘– Significant differences between IFRS and U.S. GAAP’’ as well as notes 34 and 35 to our consolidated financial statements contained elsewhere in this annual report. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by our forwardlooking statements. See ‘‘Forward-looking statements’’ and ‘‘Risk Factors.’’

Overview

We are one of the largest producers worldwide of carbon and graphite products, used primarily in electric arc furnace steel production and aluminum smelting. We also manufacture natural and synthetic graphite products for, and provide services in connection with, a variety of industrial applications worldwide. Our customers are located in industrialized countries throughout the world. In 2003, we sold products in approximately 100 countries, with sales outside Germany accounting for approximately 81% of our sales revenue. We operate manufacturing facilities in 10 countries.

Business Realignment

We manage our operations in four business areas that reflect the products that we produce and market. During 2001 we restructured our organization into the four current business areas – Carbon and Graphite, Graphite Specialties, Corrosion Protection, and SGL Technologies. Accordingly, we divide our reporting into four segments, one segment for each business area. As of January 1, 2002 we reclassified our European graphite foils business from Graphite Specialties to SGL Technologies. The segment reporting for 2001 in the following discussion has been adjusted to reflect this reorganization.

Cost Reduction Program

In 2001, we initiated a major cost reduction and restructuring program that includes cost containment measures and other steps to improve our financial results and cash flows from operations. As part of this restructuring program, we reduced our total number of employees by 837, from 8,197 at the end of 2001 to 7,360 at the end of 2002 and to 6,926 at the end of 2003. In addition, we plan to achieve further cost savings through our SGL Excellence initiative, through which SGL managers are trained in Six Sigma methods to identify further cost reduction measures on an ongoing basis. In 2002 and 2003, we incurred costs of approximately €2.3 million and €3.8 million respectively relating to the SGL Excellence initiative. In 2002 and 2003, we achieved savings of more than €4.0 million and €32.0 million respectively that we attribute to this and other initiatives. The total non-recurring charges that we incurred in connection with these restructuring and cost reduction initiatives amounted to €41.0 million on a pretax basis in 2001, of which we incurred approximately €15 million as cash expense in 2002. In addition, we identified a number of additional plant and overhead cost reduction projects during 2002 and 2003, which generated an expense of €8.3 million in 2002 and €10.4 million in 2003.

By the end of 2004, we are targeting for further significant costs reduction . Our planned cost reduction measures include:

•	concentrating operations in lower-cost facilities;

•	reduction of maintenance costs;

•	outsourcing non-core functions;

•	further headcount reductions; and

•	continuous improvements in raw materials and energy utilization.

We expect to generate approximately half of the targeted savings through our SGL Excellence initiative and the remainder through our restructuring programs that already exists. We expect the one-time costs of achieving these savings to be approximately €8 to 10 million in 2004. These costs will consist primarily of charges relating to headcount reduction, including severance payments. We also expect to devalue certain inventory and write off certain assets.

Back to Contents

Our ability to achieve cost savings in the targeted range will depend on a number of factors. These factors include our ability to accurately estimate the magnitude of the one-time costs of our cost-reduction measures and our ability to achieve targeted operating efficiencies with a leaner production base. See ‘‘Risk Factors – Risks relating to our business – We may not realize expected benefits from our continuing restructuring and cost savings programs.’’

Currency Exchange Exposure

We generate revenue primarily in U.S. dollars and in euro. The remainder of our revenue is denominated principally in other European currencies (primarily British Pounds and Polish Zloty). Purchases of our principal raw material, petroleum coke, which on average comprise approximately 25% of the total production costs of the Carbon and Graphite business area, are denominated in U.S. dollars. Other principal production costs, such as labor and energy, are denominated in the currency of the country in which the relevant production facilities are located. We currently operate our main manufacturing facilities in Europe and North America.

Fluctuations in currency rates, especially between the dollar and the euro, can influence our operating and financial results. Through early 2001, the value of the dollar generally increased relative to the euro. The relative strength of the dollar positively impacted our operating results. In early 2002, the value of the dollar began to decline relative to the euro. This decline continues. This will have several effects on our results, some of which could offset others. A weak dollar tends to have a negative effect on revenue and results. See ‘‘Risk Factors – Risks relating to our business – We are exposed to currency exchange rate risks and interest rate risks.’’ In addition, we have major assets, debts and other liabilities in the United States or denominated in U.S. dollars, including antitrust liabilities and other dollar-denominated liabilities. Fluctuations in the euro-U.S. dollar exchange rate can cause currency translation effects in our consolidated balance sheet. A continued increase in the value of the euro relative to the dollar would reduce our dollar denominated liabilities. On the other hand, it would also tend to reduce the contribution of our U.S. businesses to our consolidated results of operations. A stronger dollar will tend to increase, and a weaker dollar to decrease, our non-current and current assets as well as equity and liabilities. In the 2002 fiscal year, the translation effect of all exchange rate fluctuations reduced our equity by €36.1 million and by a further €33.1 million during 2003. The ultimate impact of currency exchange rate fluctuations on our net income will depend on the circumstances at any given time.

Fluctuations over the course of the year

Our sales revenue for a number of our products, in particular graphite electrodes, fluctuates from quarter to quarter due to such factors as customer inventory levels, scheduled customer plant shutdowns, changes in customer production schedules in response to seasonal changes in energy costs, weather conditions, and strikes and work stoppages. In addition, customers may change their order patterns in response to price changes. During the period prior to the effective date of a price increase, customers tend to buy additional quantities of graphite electrodes at the then lower price, which adds to our sales revenue during that period. During the period following a price increase, customers tend to use those additional quantities before placing further orders, which reduces our sales revenue during that period. Similarly, customers tend to use up their inventories and delay purchases when they expect price reductions. Sales of the Corrosion Protection business area are due to the type of such project related business normally lowest in the first quarter and highest in the fourth quarter.

Sales revenue

We generate revenue primarily through the manufacture and sale of carbon and graphite products to customers from several industries, including steelmaking, aluminum production, chemicals, mechanical and systems engineering and electronics. Our revenue from trading and other sources is not significant.

Our consolidated sales revenue reflects net sales, that is, sales revenue after elimination of intersegment sales. The following table shows the sales revenue of the SGL Group and its year-on-year change on a consolidated basis as well as by business area and geographical region from 2001 to 2003 fiscal years.

Back to Contents

	Year ended December 31,

	2003		2002		2001

	( € in millions)	(% change)	( € in millions)	(% change)	( € in millions)
SGL Group consolidated total	1,046.2	(5.9)	1,112.3	(9.8)	1,233.3
By business area:
Carbon & Graphite	558.0	1.3	550.7	(11.1)	619.8
Graphite Specialties *	174.3	(11.0)	195.9	(15.1)	230.7
Corrosion Protection	186.2	(12.3)	212.4	(9.9)	235.8
SGL Technologies *	124.9	(17.0)	150.4	11.3	135.1
Other	2.8	(3.4)	2.9	(75.6)	11.9
By geographical region:
Germany	197.7	(8.7)	216.6	(12.0)	246.0
Rest of Europe	352.1	(5.8)	373.8	(8.7)	409.2
North America	257.0	(8.7)	281.6	(10.8)	315.8
Rest of World	239.4	(0.4)	240.3	(8.4)	262.3

*	As of January 1, 2002, we reclassified the European graphite foils business from Graphite Specialties to SGL Technologies. Sales for 2001 has been adjusted to reflect this reclassification.

We recognize revenue at the time of transfer of risk, generally after delivery of the products or the rendering of the services and net of any discounts and rebates. We record most of our revenue under purchase contracts with major industrial customers, with the timing of revenue recognition dependant on the specific terms of these contracts. If product sales are subject to customer acceptance, we do not recognize revenue until the customer accepts the product. We do not account for major sales under the ‘‘percentage of completion’’ method.

Our sales revenue from graphite electrodes is subject to fluctuations resulting from changing customer behavior, changes in inventory and production plans, plant closings, fluctuating energy costs, strikes, business interruptions and economic fluctuations in the steel industry. As a result of the long production cycles for graphite electrodes and changes in purchasing patterns and inventory policy in our customer industries, it may take a long time for changes in demand to have an effect on our business. In addition, customers frequently change their purchasing patterns in reaction to or anticipation of changes in the price of SGL products. Customers frequently increase their inventory of graphite electrodes shortly before the implementation of an announced price increase, thereby boosting sales revenue during that period. Shortly after a price increase they decrease this inventory, causing a decrease in orders and revenue during that period. A similar pattern exists for expected price decreases, where customers decrease their inventory first and delay new orders. Sales revenue in the Corrosion Protection business area are seasonal, with revenue being highest in the fourth quarter and lowest in the first quarter of a calendar year.

Over the last decade, we have significantly broadened the geographical range of our sales. Although a decline in North American steel production has reduced revenue in that market, consolidation of our Polish subsidiary Zaklady Elektrod Weglowych S.A. (ZEW) in 2001 increased European sales revenue. The company name of ZEW has since been changed to SGL CARBON Polska S.A. In 2001 we also increased our revenue in Asia, a trend that we expect will continue over the next five years with the ongoing industrialization of eastern and southeastern Asia. We believe that our broad product portfolio across many industries and the global distribution of our business reduces our exposure to economic cyclicality in any single region or customer industry. In particular, the Graphite Specialties business area’s large number of target industries is more strongly diversified, thereby reducing to some degree exposure to economic slow-down in any one key industry.

Cost of sales

Major components of cost of sales include personnel expenses and the cost of raw materials and energy. Personnel expenses, including wages, salaries, social security and pension expenses, are the most significant items in our cost of sales. Raw materials costs in the Carbon and Graphite business area consist primarily of purchases of petroleum-based needle coke and coal tar binder and impregnation pitch. Historically, we have not had difficulty obtaining these raw materials. We incur substantial energy costs, primarily for electricity, in connection with the production of our graphite electrode and other graphite and carbon products. Energy costs over the last several years have been highly volatile and trending upwards. Graphite Specialties production uses similar raw materials as well as additional forming techniques, treatments and combinations of other raw materials. Our cost

Back to Contents

of sales includes straight-line depreciation of property, plant and equipment having estimated useful lives ranging from four to 41 years. In the periods discussed below, raw material and energy prices have generally increased, reducing gross profit margin (calculated as sales revenue less cost of sales, divided by sales revenue).

Selling expenses

Selling expenses consist primarily of the expenses of our sales organization as well as distribution expenses, such as packaging materials, freight charges and sales commission expenses. We include in sales organization expenses wages and salaries, social security, pension expense, office space and expenses, in each case related to our sales force.

Research costs

We incur research costs in connection with the development of new materials and compounds for high technology applications, particularly for development of products in the SGL Technologies business area, such as carbon ceramics for the automotive and aviation industries and components for fuel cells. In recent years this expense increased as a percentage of sales revenue through 2001, but decreased in the 2002 and 2003 fiscal year. We have invested considerable amounts in carbon ceramics technology and commenced production of carbon-ceramic brake discs at our plant in Meitingen, Germany until 2002. Another principal area of research expense has been the development of a fuel cell components business, which is currently in the research phase. The further development of large-diameter graphite electrodes has contributed significantly to research and development costs in the Carbon and Graphite business area. Research and development costs in the Graphite Specialties business area have been concentrated on the development of highly refined graphite powder for lithium batteries, which are used in notebook computers, mobile telephones and other mobile communication devices.

General and administrative expenses

Our general and administrative expenses comprise personnel and non-personnel costs attributable to the SGL Group’s parent holding company and other administrative centers. These costs include accounting and legal expenses, the cost of professional advisors and pension expense related to personnel in general administration. We also incurred general and administrative expenses in connection with the development of a common management information system, conversion of our information systems to the euro and external advisory expenses related to acquisitions and other corporate projects.

Other operating income (expense) (net)

The major components of other operating income (expense) include amortization of goodwill from acquisitions, insurance payments received, exchange gains and losses from operating activities, gains and losses from sales of property, plant and equipment, bank charges and income and/or loss from additions to and releases of provisions.

Costs relating to antitrust proceedings

We record costs relating to antitrust proceedings as a separate item in our statement of operations. On May 3, 1999 we entered into a plea agreement with the U.S. Department of Justice (DOJ) to conclude the antitrust investigation initiated against us. As a result, we are obligated to pay a fine of US$135 million. As of December 31, 2003, we had paid a total of US$55.75 million. The originally agreed payment schedule for the fine has been extended in agreement with the DOJ, most recently in April 2002; the remaining amount of the fine is scheduled to be paid in installments through March 2007 and bears interest at the federal judgment interest rate from June 2004, which currently is less than 2% per annum. See ‘‘–Liquidity and capital resources.’’ SGL assumed payment of the fine of US$10 million levied by the DOJ against Robert J. Koehler, the chairman of our Executive Committee; this fine has been paid in full. We have been able to settle most of the civil cases alleging damages from the pricing agreements upon which the DOJ’s investigation was based. See ‘‘Business Description – Legal proceedings – Civil lawsuits resulting from antitrust violations.’’ We believe that we will also be able to reach economically reasonable settlements in the civil lawsuits still pending. On July 18, 2000 we entered into a plea agreement with the Canadian competition authorities to conclude the antitrust investigation initiated against us and agreed to pay a fine of C$12.5 million. We have paid C$6.5 million of this amount; the remaining C$6.0 million is scheduled to be paid in two installments of C$3.0 million each through 2005.

Back to Contents

In mid-July 2001, the European Commission imposed a fine of €80.2 million for violation of competition laws in the graphite electrodes market. We believe that the amount of this fine is unjustified. In particular, we believe that the European Commission is assessing fines twice for the relevant violations. We have filed an appeal against the European Commission’s decision before the European Court of First Instance. Payment of the fine has been suspended pending final judgment. We expect a court decision in this matter during the first half of 2004. We posted a security for payment of the contested amount of the fine.

In December 2002 the European Commission imposed a fine of €27.75 million against SGL in connection with the Commission’s investigation of anticompetitive activities by companies in the graphite industry in the graphite specialties market during the 1990s. We believe this fine is unjustified and have filed an appeal before the European Court of First Instance.

On December 3, 2003 the European Commission imposed a fine of €23.6 million against SGL in a further competition proceeding in the area ‘‘electrical and mechanical carbon and graphite products.’’ We have appealed the amount of this fine before the European Court of First Instance. See ‘‘Business Description – Legal proceedings – Antitrust proceedings.’’

We increased provisions by €35.0 million in the 2001 fiscal year, by €22.0 million in the 2002 fiscal year and by a further €19.5 million in the 2003 fiscal year, primarily to increase our reserve for fines imposed by the European competition authorities. Until such date as they may be paid, the amounts of these fines bear interest at an annual rate of 3.50% to 6.04%.

See ‘‘Liquidity and Capital Resources – Overview of Bank Debt and Cash Flows’’ and ‘‘Risk Factors – We are party to several antitrust proceedings.’’

Restructuring expenses

We present restructuring expenses separately in our statement of operations. These expenses include plant closure costs, expenses for workforce reduction and extraordinary amortization and depreciation of plant, equipment and inventory.

Net financing costs

Our financial result comprises interest expense and interest income as well as other financing costs, including the non-cash currency impact of antitrust liabilities and other non-cash financing costs. Interest expense includes, among other things, interest expense on loans, the interest component of appropriations to pension provisions and accrued interest on liabilities from antitrust proceedings. When the DOJ imposed a fine on SGL in connection with an antitrust investigation in 1999, we discounted the resulting antitrust fine to its present value and recorded this amount as a liability on our balance sheet. In each succeeding reporting period, we have recalculated the present value of this liability, which has resulted in a regular interest expense from the discounting of the liability. In the first half of 2002, we agreed to an amended fine payment schedule with the DOJ. This amended payment schedule resulted in a one-time reduction in our net financing costs due to a reduction in the present value of the outstanding antitrust liability.

Because the antitrust liability is denominated in dollars, changes in the euro/dollar exchange rate from period to period may give rise to translation effects on our balance sheet. To reduce the resulting exposure to currency exchange rates, we hedge the antitrust liability. However, we retain exposure to non-cash adjustments in the amount of the antitrust liability. We record these non-cash adjustments under other financial results at the end of each reporting period. We also included an accrued interest portion for the EU fines starting in 2003. This is reflected in a separate line within the net interest result. As a result of the financing of payments related to antitrust proceedings, the funding of our brake disc and fuel cell component businesses and the acquisition of the KCH group (now the SGL ACOTEC group) and ZEW (now SGL CARBON Polska S.A.), our interest expense has increased significantly in recent years. We expect that, as a percentage of sales revenue in future periods, net interest expense will increase as a result of the new financing completed in February 2004.

Income tax benefit (expense)

Tax expenses include current and deferred income tax expenses. Our income tax expense from current taxes reflects income tax liability in respect of pre-tax earnings from our consolidated group companies that cannot be set off against existing loss carryforwards or other tax credits. Deferred tax income and expense result from the capitalization of deferred taxes or the revaluation of capitalized deferred taxes that arose through tax loss carryforwards as well as from temporary differences between the carrying amounts of assets and liabilities in financial statements prepared under IFRS as compared

Back to Contents

to the amounts prepared under tax accounting, as calculated by the balance sheet liability method. We continuously monitor deferred tax assets on tax loss carryforwards based on internal projections. These projections take into account uncertainties concerning assumptions and other general conditions.

When we first prepared IAS (then IFRS) annual financial statements, we retrospectively adjusted our recognition of deferred tax assets on tax loss carryforwards previously booked in the United States for the reporting periods covered. In 2001, we wrote down the full amount of deferred tax assets on tax loss carryforwards as a consequence of the recession in the United States and the weak economic situation of the U.S. steel industry. To ensure a comparable basis for earnings projections prepared at the end of 2000 with respect to the uncertain U.S. economy and the U.S. steel industry, we shortened the time frame used as a basis for recognizing U.S. deferred taxes as of the end of 2000. This non-cash adjustment resulted in an increase in our income tax expense in the 2001 and 2000 fiscal years. Due to the turnaround in our business in the United States, we recognized a portion of the loss carryforwards and capitalized deferred tax assets amounting to €10.0 million there again on the basis of a cautious estimate.

Until fiscal year 2000, the German Corporation Tax Act provided for an imputation system with split tax rates for German corporations. At the time a German corporation distributed a dividend, the corporation tax payable by the distributing company with respect to such dividend was generally reduced. German-domiciled shareholders entitled to offset corporation tax were generally able to claim a tax credit relating to the corporation tax originally paid by the distributing company. Since the 2001 fiscal year, German corporations are generally subject to German corporation tax at a single rate of 25% for distributed and retained profits together with a solidarity surcharge of 5.5% on the corporation tax, for a total rate 26.38%. For the 2003 assessment period only, the single corporation tax rate is 26.5% together with a solidarity surcharge of 5.5% on the corporation tax, for a total rate of 27.96%.

German corporations are also subject to trade tax. The amount of trade tax depends on the municipalities in which the corporation does business. Currently, trade tax generally amounts to approximately 15%-20% of the taxable earnings, depending on the rate charged by the municipality. In calculating the corporation’s income subject to the corporation tax, the amount of the trade tax is currently deductible.

Since January 1, 2004, German tax law imposes a so-called minimum taxation (Mindestbesteuerung) in case of existing losses carried forward, a tax of 5% of the domestic dividend income and gains on disposition of corporations for purposes of corporate and trade tax as well as a tightening of debt financing in cases where guarantees are provided by major shareholders. These changes with respect to tax loss carry-forwards, or a denial of the deductibility of certain expenses, could lead to material tax payments for SGL Group companies in Germany from 2004 onwards and significantly impair our deferred tax assets. In addition, deferred tax assets related to German tax loss carryforwards could be impaired if the German tax group companies generating these loss carryforwards fail to generate sufficient taxable profits in the future.

All deferred tax items realized after January 1, 2001 are measured at an average tax rate of 38.4%. We recognized the effect of the changes to tax law from the 2001 fiscal year described above as a deferred tax liability in the taxable income for 2000 in accordance with IAS 12.60.

Back to Contents

Operating Results

	Year ended December 31,

	2003	2002	2001

	( € in millions)
Sales revenue	1,046.2	1,112.3	1,233.3
Cost of sales	(798.8)	(886.5)	(941.8)

Gross profit	247.4	225.8	291.5
Selling expenses	(141.5)	(139.4)	(154.5)
Research costs	(20.9)	(25.4)	(31.1)
General and administrative expenses	(46.2)	(47.5)	(57.8)
Other operating income (net)	0.1	15.1	10.6

Profit from operations before costs relating to antitrust
proceedings and restructuring, net	38.9	28.6	58.7
Costs relating to antitrust proceedings	(19.5)	(22.0)	(35.0)
Restructuring expenses	(10.4)	(8.3)	(41.0)

Profit (loss) from operations	9.0	(1.7)	(17.3)
Net financing costs	(73.3)	(25.5)	(48.5)

Loss before tax	(64.3)	(27.2)	(65.8)
Income tax benefit (expense)	14.1	3.6	(29.2)

Net loss before minority interests	(50.2)	(23.6)	(95.0)
Minority interests	(0.1)	–	(0.2)

Net loss	(50.3)	(23.6)	(95.2)

The following table shows selected consolidated statement of operations data for expressed as a percentage of total sales revenue:

	Year ended December 31,

	2003 (%)	2002 (%)	2001 (%)

Sales revenue	100.0	100.0	100.0
Cost of sales	(76.4)	(79.7)	(76.4)

Gross profit	23.6	20.3	23.6
Selling, research and development, general administration and
other operating expenses, net	(19.8)	(17.7)	(18.9)
Costs relating to antitrust proceedings and restructuring expenses	(2.9)	(2.8)	(6.1)

Profit (loss) from operations	0.9	(0.2)	(1.4)
Result of investments and other financial result	(2.6)	0.7	(0.9)
Net interest costs	(4.4)	(2.9)	(3.0)
Income taxes	1.3	0.3	(2.4)

Net loss (includes minority interests)	(4.8)	(2.1)	(7.7)

Net loss attributable to shareholders	(4.8)	(2.1)	(7.7)

Back to Contents

2003 Compared to 2002

Sales revenue

At €1,046.2 million, consolidated sales revenue fell by €66.1 million or almost 6% year-to-year. The US dollar’s dramatic slide against the euro of nearly 20% (annual average rate: $1.131/1 €in 2003 compared to $0.945/1 €in 2002) negatively impacted consolidated sales revenue across all business areas by around €83 million or approx. 8%. Adjusting for consolidation changes (sale of the electrical contacts business, deconsolidation of four insignificant Acotec subsidiaries) and first time consolidation (SGL Angraph Sp. Z.o o.), revenue decreased by 1%. Accordingly, adjusting for both currency and structural effects, revenue on a comparable basis grew by 3%. This was primarily the result of significant increases in volume of graphite electrodes sold in our Carbon and Graphite business area. In contrary, weak demand led to a downturn at CP and, to a lesser extent, at SGL T, hitting sales revenue by roughly €32 million. These exchange rate- and demand- driven reductions could be offset only in part by positive volume developments at CG, where sales revenue adjusted for currency fluctuations rose by €53 million.

These led to the following shift in the sales revenue structure of our Business Areas: the share of sales revenue attributable to Carbon and Graphite (CG) rose from 50% to 53%, while the share attributable to Graphite Specialties (GS) slid from 18% to 17%. Corrosion Protection (CP) dropped from 19% to 18%, and that of SGL Technologies (SGL T) from 13% to 12%.

The percentage of regional sales revenue remained unchanged year-to-year, with 19% being generated in Germany, 34% in the rest of Europe, 25% in North America and 22% in the rest of the world.

The Carbon and Graphite business area sales revenue totaled €558.0 million in 2003, up 1% on the previous year. The positive volume effects for graphite electrodes more than made up for lower revenues due to unfavorable exchange rates. The graphite electrodes sales volume increased by 17% to 202,000 tons (2002: 173,000 tons), which resulted in a full capacity utilization in 2003. The higher sales volume of graphite electrodes was in particular the result of the exit of two smaller competitors in 2003 representing approx. 5% of annual global capacity. The average price in euros continued to fall due to the exchange rate effects. However, we were able to increase our average prices in local currencies for 2003 by 2% in the euro regions and 7% in US dollar region as against their low in the fourth quarter of 2002. The lack of new projects in the aluminum industry, the decline in demand in the silicon metal industry and US dollar translation effects negatively impacted sales revenue from cathodes and carbon electrodes, which declined by 18% to €109.1 million. In contrast, our sales revenue from furnace linings hit €20.1 million for the first time (previous year: €13.8 million).

The Graphite Specialties business area accounted for approximately 17% of our total sales revenue in 2003. It declined by 11% year-to-year to €174.3 million in 2003 due to the ongoing economic weakness in our customer industries (semiconductor technology, metals, chemicals, and mechanical and plant engineering), the sale of our electrical contacts business and the weakness of the US dollar.

In fiscal 2003, Sales revenue in the Corrosion Protection business fell once again, dropping 12% to €186.2 million. This was mainly caused by muted investment by our key customer industries, an overall drop in repair and maintenance expenditure and the postponement of orders in the chemical, energy and environmental industries. All Corrosion Protection product areas were affected.

In 2003, SGL Technologies’ sales revenue fell by 17% to €124.9 million. The main reason apart from lower demand in the fiber area caused by cyclical effects was the weak US dollar: SGL Technology generates and invoices around 60% of its sales revenue in the dollar zone. The drop in orders from the civil aviation sector due to economic uncertainties also impacted sales revenue in 2003.

Cost of sales and gross profit

Consolidated costs of sales decreased by 10% from €886.5 million in 2002 to €798.8 million in 2003. Raw material costs, mainly petroleum coke and energy decreased by 1% from €242.2 million in 2002 to €240.0 million in 2003, primarily as a result of exchange rate changes, as we pay for petroleum coke exclusively in US dollars. Total material expenses decreased by 2% from €303.5 million in 2002 to €298.5 million in 2003. Personnel expenses decreased by 6% during 2003 to €345.6 million primarily due to our reduction in headcount. Gross profit increased by €21.6 million to €247.4 million, 10% above the previous years figure of €225.8 million, and the gross profit margin on sales, which we define as sales revenue less cost of sales divided by sales revenue increased from 20.3% to 23.6%.

Back to Contents

The main driver behind the increase in gross profit was the continued success of our cost-cutting programs. In addition volume developments in the CG Business Area also had a positive effect. However, the rise of the euro and continuing weak demand in main customer industries had a negative impact.

Selling expenses, research costs, general and administrative expenses, other operating income (net)

Our selling expenses increased by 2% from €139.4 million in 2002 to €141.5 million in 2003. This increase is due to the substantial increase in shipments of graphite electrodes. The cost of transporting graphite electrodes, which is determined in weight, exceeded the decrease in freight costs in the other business areas. In addition we recorded adjustments for receivables from Canada, Switzerland and other countries in an amount of €4.6 million as selling expenses. In contrast, we reduced our research and development costs as planned in the period under review by 18% from €25.4 million to €20.9 million following the completion of the development of our carbon-ceramic brake discs and the start of operations at our new brake disc production facility in Meitingen. General and administrative expenses were also down €1.3 million (3%) from €47.5 million to €46.2 million. The savings in 2003 are primarily related to a reduction in variable remuneration components and lower costs at Group companies in the United Kingdom and North America resulting from exchange rate effects. Net other operating income was €0.1 million in 2003 and decreased by €15.0 million or 99% compared to the previous year. This difference was mainly due to the drop in income from the release of provisions and insurance payments received in 2002. Included in the net operating income in 2003 is the income from the sale of electrical contact business in Europe and other non-current assets of €4.0 million in total and the amortization of negative goodwill of €2.7 million.

Costs relating to antitrust proceedings and restructuring expenses

Our costs relating to antitrust proceedings decreased by 11%, from €22.0 million in 2002 to €19.5 million in 2003. As part of its investigation into anti-competitive behavior in the graphite industry, which has been running since 1997, the European Commission imposed a fine of €23.6 million on SGL Carbon AG in December 2003. This relates to ‘‘electrical and mechanical carbon and graphite products’’. We do not believe that this fine is justified and have appealed against the decision with the European Court of first instance. In this context, we have increased the existing antitrust provisions by €19.5 million as a precautionary measure in 2003. This figure also includes appropriate provisions for legal costs. In 2002, these costs related primarily to an increase in the provision for a fine imposed by the European Commission in December 2002. Restructuring expenses increased from €8.3 million in 2002 to €10.4 million in 2003 due to our ongoing restructuring efforts. Our main focus was on measures for improving efficiency and productivity at our sites in France, Italy, Poland and Germany. In the course of these activities, we had to reduce our total headcount by 434 to 6,926. Thereof the sale of our electrical contacts business in early 2003 and other changes resulted in a decrease in the workforce of 147 employees. In addition to this, we concluded 44 new partial early retirement contracts in Germany. While these increased provisions in the year under review, they will reduce our costs going forward.

Profit (loss) from operations

In 2003 we substantially improved our consolidated income from operations, from €(1.7) million in 2002 to €9.0 million in 2003. The systematic cost-cutting programs being continued as part of our restructuring measures and our Group-wide improvement initiative, SGL Excellence, made a substantial contribution to this improved income situation, accounting for savings of €32 million. The sale of our electrical contacts business and the first time consolidation of our Polish graphite specialty subsidiary Angraph also had a positive effect. However, the sharp rise of the euro against the US dollar, the Polish zloty and British pound sterling impacted profit from operations by around €18 million. Special factors such as additional certification costs for the carbon fibers we produce in-house as part of our brake disc production activities as well as higher-than-expected program costs for new projects for the US aerospace and defense industry negatively impacted profit from operations by €4 million. Our operating margin, which we define as profit (loss) from operations divided by sales revenue, improved from (0.2)% in 2002 to 0.9% in 2003.

Profit from operations before restructuring expenses in the Carbon and Graphite Business area increased by 28% from €51.9 million in 2002 to €66.4 million in 2003, primarily due to our cost-cutting measures and the substantial increase in the volume of graphite electrodes sold. These more than compensated the effects of the rise of the euro, which reduced earnings by around €18 million, valuation allowances on customer receivables amounting to €4.6 million and a decline in

Back to Contents

the volumes of cathodes and carbon electrodes sold. After restructuring expenses, profit from operations amounted to €62.7 million. The expenses were related to headcount reductions in Poland and Italy, as well as to the conclusion of partial early retirement contracts with employees at our German sites.

Before restructuring expenses, Graphite Specialties’ profit from operations increased from €1.9 million in 2002 to €6.7 million in 2003. The proceeds from the sale of our electrical contacts business and the first-time consolidation of our Polish company SGL ANGRAPH were the main positive factors. Adjusted for these effects, profit from operations would have been €2 million lower than in the previous year, since cost savings of €6 million only partially compensated the impact of the decline in demand. After restructuring expenses, profit from operations fell to €4.0 million (previous year: loss from operations of €2.8 million). Restructuring measures in the year under review focused on the closure of our production capacities in Grenoble, France and the conclusion of partial early retirement contracts with employees at our German sites.

Corrosion Protection’s profit from operations before restructuring expenses decreased from €4.8 million in 2002 to €(4.3) million in 2003. This was primarily due to lower capacity utilization, which could only be partially offset by ongoing rationalization measures. We implemented additional cost-cutting measures resulting in restructuring expenses of €2 million at our German plants in Siershahn, Bornum and Meitingen and at our French site in Grenoble. As a result, Corrosion Protection’s profit from operations after restructuring expenses declined to €(6.3) million in 2003 compared to €1.2 million in 2002.

Our loss from operations before restructuring costs in 2003 of €(12.0) million at SGL Technologies’ remained at last year’s level and we were therefore yet unable to achieve our original target of almost breaking even in 2003. This was mainly due to additional start-up costs for new orders from the US aerospace and defense industry, and higher-than-expected certification costs for the carbon fibers produced by our fiber plant and used in brake disc manufacture. Taken as a whole, these factors impacted earnings by about €4 million during the year under review. Restructuring expenses in 2003 amounted to approximately €1.8 million and related almost exclusively to our US subsidiary HITCO CARBON Composites, Inc. The main measures taken related to the streamlining of administrative functions at the Gardena facility. In addition, non-cash write-downs of inventories were charged for old programs. After restructuring expenses, loss from operations was €(13.8) million (previous year: loss from operations of €(11.7) million).

Net financing costs

Our net financing costs increased substantially by 187%, from €(25.5) million in 2002 to €(73.3) million in 2003. Higher net financing costs were primarily due to the write-off of capitalized costs in connection with the refinancing measures implemented at the beginning of 2003. These capitalized costs amounting to €16.1 million were fully expensed during 2003, as the new refinancing package described below had already been successfully implemented at the time the consolidated financial statements were being prepared (for details see Liquidity and Capital Resources). On February 9, 2004, we successfully completed our new refinancing package totaling €866 million. The new refinancing concept is based on three pillars: a capital increase of around €266 million (33.3 million shares), a corporate bond of €270 million due in 2012, and syndicated credit lines and guarantees of up to €330 million with a term of five to six years.

Other impacts that increased net financing cost by a further €6.2 million in 2003 were the non-cash accrued imputed interest on liabilities from the North American antitrust proceedings. In the previous year, the rescheduling of the payment plan had led to a positive one-time contribution of €3.4 million.

At the end of 2003, for the first time we also accrued €5.6 million regarding the interest potentially payable in connection with the European antitrust fines (2002: €0.0 million). Exchange rate effects relating to our North American antitrust liabilities and associated hedging activities resulted in income of €0.2 million during the period under review, which was also substantially lower than in the previous year (2002: €4.5 million).

The increase in other net financing costs is mainly due to the one-time gain in 2002 from the release of the fair value of a certain option in that year. In contrast, interest on pensions ( €10.5 million) and interest on borrowings ( €27 million) remained at the prior-year level. Higher average annual financial liabilities and a slightly higher average interest rate of 4.7% (previous year: 4.4%) were offset by the non-recurrence of interest charges on receivables sold in 2002.

Back to Contents

Income taxes

The tax benefit for fiscal year 2003 resulted from the recognition of deferred tax assets on tax loss carryforwards. These exceeded the tax liabilities resulting from positive earnings contributions by foreign companies which could not be offset against loss carryforwards from other companies. Due to the clear turnaround in our business in the United States, we recognized a portion of the tax loss carryforwards and capitalized deferred tax assets amounting to €10.0 million on the basis of a cautious estimate. As in the past, we did not recognize deferred tax assets on the losses we incurred in Scotland. The addition to the provision for antitrust risks was treated as a non-tax-deductible expense for consolidated reporting purposes. During the year under review, we lodged an appeal with the German financial authorities against the tax treatment of the fine imposed by the US antitrust authorities, and recognized deferred tax assets on this item for the first time. When calculating the latter, however, we only recognized a partial amount on the basis of external tax opinions and of our best estimate of the probability of their realization.

Net loss

The net loss for the year widened to €50.3 million (previous year: €23.6 million), while earnings per share fell to €(2.27) as a result (previous year: €(1.08)).

2002 Compared to 2001

Sales revenue

Sales revenue decreased by 10% from €1,233.3 million in 2001 to €1,112.3 million in 2002. The positive business developments at SGL Technologies were unable to offset the reduction in the price of graphite electrodes and the downturn in key customer industries for our established businesses. The global economy did not recover in 2002.

The unfavorable operating environment affected most of our customer industries leading to reduced investment activity in key sectors such as the chemical industry and mechanical and plant engineering. Demand also continued to decline in the electronics industry and in the semiconductor market. The steel industry almost matched the previous year’s production levels, despite the difficult economic environment and bankruptcies among U.S. steel producers. The protective tariffs that the United States has imposed against steel imports in the United States since March 2002 led to a reduction in supply in the United States. The resulting price increases in that market had a follow-on effect in Europe and Asia. In the first quarter in particular, the downturn in the steel industry in Japan and North America and the inventory reduction in Europe had a negative impact on sales. The steel industry recovered slowly over the rest of the year, but could not fully compensate for the downturn at the beginning of the year.

Changes in regional sales revenue breakdowns were minimal in 2002, with a slight decline in the share of sales revenue attributable to Germany, at 19% (previous year: 20%), and North America, at 25% (previous year: 26%). Sales in the rest of Europe to 34% (previous year: 33%) and in the remaining world rose to 22% (previous year: 21%).

The Carbon and Graphite business area accounted for 50% of our sales revenue in 2002 (previous year: 51%). Sales of graphite electrodes accounted for 36% of the Group’s total sales revenue (previous year: 40%) while sales of other carbon and graphite products accounted for 14% (previous year: 11%). Sales volumes of graphite electrodes decreased by 1% from 175,000 tons in 2001 to 173,000 tons in 2002. Reduced demand along with the existing overcapacity resulted in continuous price pressure in all markets. This price pressure combined with the weaker U.S. dollar, caused a 16% decrease in the average price for graphite electrodes compared to the previous year. Due to continuing strong demand from the aluminum industry, cathodes sales increased by 21% to €91.1 million. While Furnace lining sales revenue remained almost unchanged at €13.8 million, we increased sales revenue of carbon electrodes for silicon metal production by 11% to €41.5 million.

The Graphite Specialties business area accounted for approximately 18% of our sales revenue in 2002. As a consequence of ongoing economic weakness in our customer industries (semiconductor, tool manufacturing, metals, high-temperature processes, chemicals, automotive) sales revenue declined by 15% from €230.7 million in 2001 to €195.9 million in 2002. All product areas were affected, with the exception of mechanical carbons. In addition to weak sales, the planned reduction in inventory levels affected earnings by approximately €12 million, due to the high level of internal value added and associated high fixed cost portions.

Sales revenue in the Corrosion Protection business area decreased by 10% from €235.8 million in 2001 to €212.4 million in 2002. This was primarily due to lower levels of investment in our key

Back to Contents

customer industries and an overall drop in customer maintenance and repair expenditures, as well as to the postponement of orders by our customers in the chemical, energy and environmental industries. These developments affected all Corrosion Protection product areas.

SGL Technologies’ sales revenue increased by 11.3% from €135.1 million in 2001 to €150.4 million in 2002. The defense-related business of our U.S. subsidiary HITCO developed encouragingly with sales revenue increasing by 15%. We were also able to increase sales volumes of oxidized fibers for the aircraft industry.

Cost of sales and gross profit

Consolidated costs of sales decreased by 6% from €941.8 million in 2001 to €886.5 million in 2002. Raw material costs, primarily petroleum coke and energy decreased by 18.5% from €297.1 million in 2001 to €242.2 million in 2002, while total material expenses decreased by 19.1% to €303.5 million. Personnel expenses decreased by 8.6% during 2002 to €368.2 million primarily due to our reduction in headcount. Gross profit amounted to €225.8 million, 22.5% below the previous year, and the gross profit margin on sales, which we define as sales revenue less cost of sales divided by sales revenue fell from 23.6% to 20.3%. This development reflects the drop in the price of graphite electrodes, the reduction of inventory levels (which partly affected earnings), and the economic downturn in the customer industries of our Graphite Specialties and Corrosion Protection businesses. We were able to prevent a further reduction in the gross profit margin through our restructuring program in Carbon and Graphite and Graphite Specialties. These cost-cutting measures delivered savings in excess of our original expectations, contributing to the reduction in cost of sales compared with the previous year.

Selling expense, research costs, general and administrative expenses, other operating income (net)

Our selling expenses decreased by 9.8% from €154.5 million in 2001 to €139.4 million in 2002. This decrease is in line with the reduced sales revenue during 2002. We significantly reduced research and development costs by 18.3% from €31.1 million in 2001 to €25.4 million in 2002, primarily as a result of the finalization of our carbon ceramic brake discs development and a further organizational streamlining. General and administrative expenses decreased by 17.8% from €57.8 million in 2001 to €47.5 million in 2002. We achieved these savings through our restructuring program in North America and Europe, as well as by reducing variable incentive compensation. Other operating income (net) increased by 42.5% from €10.6 million in 2001 to €15.1 million in 2002. This increase was due to increased gains on the sale of noncurrent assets and reduced net goodwill amortization.

Costs relating to antitrust proceedings and restructuring expenses

Our costs relating to antitrust proceedings decreased 37.1%, from €35.0 million in 2001 to €22.0 million in 2002. In 2002, these costs related primarily to an increase in the provision for a fine imposed by the European Commission in December 2002. Restructuring expenses decreased significantly, from €41.0 million in 2001 to €8.3 million in 2002. Our restructuring expenses in 2002 related to Graphite Specialties and Corrosion Protection. In 2002, we accelerated restructuring measures in these business areas that we originally planned for 2003.

Profit (loss) from operations

In 2002 we substantially reduced our consolidated loss from operations, from €(17.3) million in 2001 to €(1.7) million in 2002. This improvement was primarily the result of the lower operating costs we achieved in 2002 through our cost-cutting measures, as well as of the reduced level of costs relating to antitrust proceedings and restructuring expenses in 2002 compared with the previous year. Our operating margin, which we define as profit (loss) from operations divided by sales revenue, improved from (1.4)% in 2001 to (0.2)% in 2002.

Profit from operations in the Carbon and Graphite Business area decreased to €51.9 million in 2002 (previous year: €78.9 million). The cost savings that we achieved could only partly offset the effect of lower prices for graphite electrodes in Europe and North America. The reduced production costs from our restructuring program had a one-time negative non-cash effect of €6 million related to the valuation of inventory at the end of the year. In addition, the reduction in inventory levels to improve cash flow led to a lower coverage of our fixed costs and reduced profit from operations by €6 million.

Before restructuring expenses, Graphite Specialties’ profit from operations decreased significantly, from €22.3 million in 2001 to €1.9 million in 2002. Besides weak sales, the reduction in inventory levels affected our earnings by approximately €12.0 million as a result of lowered capacity utilization and related uncovered fixed costs. After restructuring expenses, we reduced our loss from operations in

Back to Contents

Graphite Specialties from €(7.2) million in 2001 to €(2.8) million in 2002. This improvement primarily reflects the significantly lower level of restructuring expenses in 2002 compared with 2001. In 2002, we accelerated restructuring measures for Graphite Specialties in Europe originally planned for 2003, including an additional headcount reduction of 91 employees. Costs associated with this restructuring were approximately €4.7 million.

Corrosion Protection’s profit from operations before restructuring expenses decreased from €12.6 million in 2001 to €4.8 million in 2002. The primary cause of this decrease was a decline in capacity utilization, which was only partly offset by savings through ongoing rationalization measures. This development led us to accelerate additional structural adjustments, which we had originally planned for the coming years, to fiscal 2002. In the course of these restructuring measures, we reduced headcount by a total of 196 employees at our two German sites in Siershahn and Bornum, as well as in Houston, Texas and at various other sites. The costs involved were approximately €3.6 million in 2002. As a result, Corrosion Protection’s profit from operations after restructuring expenses was €1.2 million in 2002 (previous year: €12.6 million).

In 2002 we reduced SGL Technologies’ loss from operations to €(11.7) million from €(33.7) million in 2001. This improvement exceeded our original target of a 50% reduction. The primary factors contributing to the 2002 loss were start-up costs for the commencement of full-scale carbon-ceramic brake disc production, underutilization of our fiber facilities and expenses relating to the further development of both fuel cell components and defense-related business.

Net financing costs

Our net financing costs decreased 47.4%, from €(48.5) million in 2001 to €(25.5) million in 2002. The primary factors contributing to this improvement were non-cash currency adjustments of our antitrust liabilities, a positive impact of the recalculated net present value of these antitrust liabilities due to the revised payment schedule and the reversal of the fair value of an option issued to a third party. Major elements of financing costs in 2002 were €27.4 million in net interest expenses and a €10.4 million interest component in pension provisions.

Inflation

During the past three years, the effects of inflation on our operations in Germany and other countries have generally been immaterial.

Critical Accounting Policies

The Securities and Exchange Commission issued disclosure guidance for ‘‘critical accounting policies.’’ The SEC defines ‘‘critical accounting policies’’ as those that are the most important to the portrayal of our financial position and results and that require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The preparation of our financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to customer programs and incentives, doubtful accounts, inventory valuation, impaired assets, restructuring of operations, investments, environmental costs, pensions and other postemployment benefits, goodwill and intangible assets, and litigation and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies are the most important to the portrayal of our financial condition and results and require management’s more significant judgments and estimates in the preparation of our consolidated financial statements.

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

Back to Contents

Under the purchase method of accounting, a business combination is accounted for at a purchase price based upon the fair value of the consideration given, whether it is in the form of cash, assets, stock or the assumption of liabilities. The assets and liabilities acquired are measured at their fair values, and the purchase price is allocated to the assets and liabilities based upon these fair values. Fair values are recognized, and any remaining excess of cost of acquisition over net assets acquired is recognized as goodwill. IFRS requires that goodwill be tested for impairment at the cash generating unit level. The fair value of the cash generating unit is compared to the book value including goodwill. In order to determine the fair value of the cash generating unit, significant management judgment is applied in order to estimate the underlying discounted future free cash flows. In the case, that the fair value of the cash generating unit is less than its book value, the difference is recorded as an impairment. In 2003 and 2002, no goodwill was impaired based on the present value of estimated future cash flows. The actual cash flows may differ significantly, thereby requiring an impairment in later periods.

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

Allowance for doubtful accounts

Each quarter we classify doubtful receivable balances and determine the bad debt reserve based on individually reviews of risk accounts and the reserve is based on the probability of potential default.

If circumstances change for example, if the rate of default is higher or lower than expected or if a major customer’s ability to meet its financial obligations to us changes unexpectedly and materially, our estimates of the recoverability of amounts due to us could be reduced or increased by a material amount.

Inventory obsolescence

The cost of all inventories is determined by the weighted average cost method. We write down our inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

At December 31, 2003, we reported inventory of €258.0 million. Each quarter we review the inventory and make an assessment of the realizable value. There are many factors that management considers in determining whether or not a reserve should be established. These factors include the following:

a)	return or rotation privileges with vendors,

b)	expected usage during the next twenty-four months,

c)	whether or not a customer is obligated by contract to purchase the inventory,

d)	current market pricing, and

e)	risk of obsolescence.

If circumstances change for example, if there are unexpected shifts in market demand or there could be a material impact on the net realizable value of our inventory.

Impairment of assets

We review the carrying values of long-lived assets and amortizable intangibles (including goodwills) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss for an asset to be held and used is recognized when the fair value of the asset is less than the carrying value of the asset. For assets to be disposed of, an impairment loss is recognized when the fair value of the asset, less costs to dispose, is less than the carrying value of the asset. The fair value of the assets is generally based on discounted estimated cash flows using annual discount rates of 5% to 8%. The estimates reflect our assumptions about selling prices, production and sales volume levels, costs, and market conditions over the estimated remaining operating period which can range from three months to over fifteen

Back to Contents

years. If our assumptions related to assets to be held and used are inaccurate, additional write-downs may be required in the future. If estimates of fair value less costs to sell are revised, the carrying amount of the related assets is adjusted, resulting in recognition of a credit or debit to earnings.

Restructuring of operations

We record restructuring charges incurred in connection with consolidation or relocation of operations, exited business lines, or shutdowns of specific sites. These restructuring charges, which reflect management’s commitment to a termination or exit plan that will begin within twelve months, are based on estimates of the expected costs associated with site closure, legal and environmental matters, demolition, contract terminations, or other costs directly related to the restructuring. If the actual cost incurred exceeds the estimated cost, an additional charge to earnings will result. If the actual cost is less than the estimated cost, a credit to earnings will be recognized.

In December 2001 we recorded a €41.0 million restructuring and asset impairment charge in connection with our 2001 repositioning efforts, of which €16.2 million represented restructuring charges. The repositioning effort affected two of our business areas and will take approximately twelve months to complete from date of commencement. The €16.2 million of restructuring charges included €11.8 million of severance termination benefits for 430 employees affected by plant closings or capacity reductions, as well as various personnel in corporate, administrative and shared service functions.

In the latter part of 2002 we identified further cost-cutting potential and took immediate action. Restructuring measures in our European Corrosion Protection and Graphite Specialties business areas that were implemented led to 287 additional positions being eliminated. These actions resulted in a one-time charge on profit from operations of approximately €8.3 million in 2002.

During 2003, the Group expensed a total of €10.4 million on restructuring efforts. Our main focus was on measures aiming at improving efficiency and productivity at our sites in France, Italy, Poland and Germany. In addition to headcount reductions, we concluded 44 new partial early retirement contracts in Germany. While these increased provisions in the year under review, they will reduce our costs going forward.

Severance termination benefits were based on various factors including length of service, contract provisions and salary levels. Management estimated the restructuring charge based on these factors as well as projected final service dates. Given the complexity of estimates and broad scope of the 2003 repositioning effort, actual expenses could differ from management’s estimates. If actual results are different from original estimates, we will record additional restructuring expenses or reverse previously recorded expense through the statement of operations. Management will make adjustments if necessary as actions under the plan are carried out.

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

Due to the clear turnaround in our business in the United States, we recognized a portion of the tax loss carryforwards and capitalized deferred tax assets amounting to €10.0 million on the basis of a cautious estimate. As in the past, we did not recognize deferred tax assets on the losses we incurred in the United Kingdom (Scotland). In total we have capitalized tax loss carryforward as deferred tax assets amounting to €79.3 million as of December 31, 2003. The amounts capitalized are based on estimates and assumptions about future earnings. The actual earnings may differ significantly, thereby requiring a valuation allowance in later periods.

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

Back to Contents

made to such reserves to reflect the lapsing of statutes of limitations, closings of ongoing examinations or the commencement of new examinations.

Pension and postretirement benefit accounting

Our pension benefit costs and credits are determined in accordance with actuarial valuations, which rely on key assumptions, including discount rates and expected returns on plan assets. We determine the market-related value of plan assets for the SGL Pension Funds based on the fair value of plan assets in each fund at their measurement dates. Due to the underfunded status of certain pension plans at their respective measurement dates, an additional minimum liability is recorded in other comprehensive income. Our postretirement benefit costs and credits are determined in accordance with actuarial valuations, which rely on key assumptions, including discount rates, and increase or decrease in health care trend rates. The discount rate assumptions reflect the rates available on high-quality fixed-income investments of appropriate duration at the measurement dates of each plan. The expected return on plan assets assumption is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. Other key assumptions for our pension and postretirement benefit costs and credits are based in part on current market conditions. Pension and related postretirement benefit costs or credits could change due to variations in these underlying key assumptions. Under IFRS, the Company included €10.5 million, €10.4 million and €9.9 in 2003, 2002 and 2001, respectively, of interest costs associated with the Company’s provision for pension and similar obligations in interest expense.

Litigation and Contingent Liabilities

Antitrust and competition matters

We have accrued amounts for estimated settlements of antitrust actions pending against us as of December 31, 2003. Computing our liability for pending antitrust actions requires us to make judgments as to the most likely outcome of litigation, future settlements and judgments to be paid for open claims. We estimate the cost of final judgments by reviewing with our legal counsel the probable outcome of pending appeals. If the actual cost of settlements and final judgments differs from our estimates, our reserves for open claims may not be sufficient. If so, any deficiency would be a loss that we would be required to recognize at the time it becomes reasonably estimable.

Litigation

We are currently involved in other legal proceedings resulting from the antitrust investigations and settlements. As discussed in Note 21 of our consolidated financial statements, as of December 31, 2003, we have accrued an estimate of the probable costs for the resolution of these claims. Attorneys in our legal department specializing in litigation claims monitor and manage all claims filed against us. Our management develops estimates of probable costs related to these claims in consultation with outside legal counsel who are defending us in these actions. We base our estimates on an analysis of potential results, assuming a combination of litigation and settlement strategies. We attempt to resolve claims through mediation and arbitration where possible. If the actual settlement costs and final judgments, after appeals, differ from our estimates, our future financial results may be adversely affected.

Significant Differences Between IFRS and U.S. GAAP

This section describes the significant differences between IFRS and U.S. GAAP as they relate to the SGL Group. See also Notes 34 and 35 to our consolidated financial statements.

Business Combinations

Prior to the adoption of IAS 22 (revised 1993) on January 1, 1995, we wrote-off all goodwill directly to equity in accordance with IFRS existing at that time. The adoption of IAS 22 ‘‘Business Combinations’’ (revised 1993) did not require prior-period restatement. Accordingly, a U.S. GAAP difference exists with respect to the recognition of goodwill and amortization before January 1, 1995 and for the amortization of goodwill after January 1, 2002. For U.S. GAAP reconciliation purposes, the pre-1995 goodwill is being amortized through the statement of operations over the estimated useful lives between five and 20 years. Since January 1, 2002, as stated in SFAS 142 goodwill should no longer be amortized over its estimated useful life but evaluated annually using an impairment test approach as described in SFAS 142. Under IFRS goodwill was still amortized in 2003 and, accordingly, a reconciliation difference exists.

Back to Contents

In accordance with IFRS, any negative goodwill resulting in a business combination as an excess of the acquirer’s interest in the fair value of the indentifiable assets and liabilities over the cost of the acquisition is presented as a deduction from the assets of the reporting enterprise, in the same balance sheet classification as goodwill, and recognized in the income statement over its remaining estimated useful live. Accordingly, under U.S. GAAP an excess of the acquirer interest in the fair value of the identifiable assets and liabilities over the cost of the acquisition was allocated to reduce proportionately the values assigned to non-current assets. The remainder of the excess over costs was classified as a deferred credit. As of January 1, 2002 these amounts were written off and recognized as the effect of a change in accounting principle. Subsequent to January 1, 2002 under U.S. GAAP any negative goodwill arising from a business combination is recognized as income immediately.

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

For U.S. GAAP purposes, we capitalize interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is depreciated as part of the assets cost over the useful life of the asset. In accordance with IAS 23 ‘‘Borrowing Costs’’, benchmark treatment interest cost are recognized as an expense in the period in which they occur.

Inventory

IAS 2 ‘‘Inventories’’ identifies two alternatives as benchmark valuation methods, the FIFO (first in, first out) method and the weighted-average cost method. The LIFO (last in, first out) method is permitted as an alternative. In valuing inventories for IFRS reporting, we have elected to apply the benchmark method using the weighted average cost method. For certain inventories held in the United States, under U.S. GAAP we have elected to continue recording inventories on the LIFO method, consistent with historical accounting practices. This is due, in part, to U.S. income tax laws, regulations and rulings, which require that an entity using LIFO for income tax purposes must use LIFO in its financial statements. As of December 31, 2002 and 2003 the company has no inventory valued on a LIFO basis for U.S. GAAP.

Pension Provisions

Under IFRS, pension costs and similar obligations are accounted for in accordance with IAS 19, ‘‘Employee Benefits’’. For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 ‘‘Employers’ Accounting for Pensions’’ and the disclosure is presented in accordance with SFAS No. 132 ‘‘Employers’ Disclosures about Pensions and Other Post-retirement Benefits’’. IAS 19, as we apply it, is substantially similar to the methodology required under SFAS No. 87. The adjustment between IFRS and U.S. GAAP comprises amortization of the unrecognized transition obligation over the remaining average service lives of employees and the recognition of an additional minimum liability under SFAS No. 87, which is not required under IAS 19. Under IFRS, changes in the market value of plan assets are recognized in the calculation immediately; under U.S. GAAP they are deferred over five years. The interest component of additions to the pension provision has been shown as an expense in the financial result under IFRS, which is below operating profit, while under U.S. GAAP it is included in operating profit.

Incentive Plans

IFRS provides that, in the absence of a specific International Accounting Standard or an Interpretation of the Standing Interpretations Committee of the IASB, management should use its judgment in developing an accounting policy that provides the most useful information to users of the enterprise’s financial statements. In making this judgment, management should consider, among others, pronouncements of other standard setting bodies and accepted industry practices. We have elected, for purposes of IFRS reporting, to continue the accounting treatment for the incentive plans, consistent with prior practices under German GAAP.

The SGL Carbon Group provides incentive compensation for employees meeting specified performance targets. This incentive compensation is satisfied in the form of cash and SGL Carbon

Back to Contents

SGL stock. Under IFRS, incentive compensation is recognized as an expense and corresponding increase in capital upon issuance of its stock, which historically occurs in the period subsequent to the year to which the performance relates. U.S. GAAP matches the cost of the bonus with the period in which the services are rendered.

Restructuring / Early retirement

One of the significant differences between the restructuring guidance under IAS 37, ‘‘Commitments and Contingencies’’ and the relevant U.S. GAAP standards, is found in the criteria for the initial recognition of a restructuring provision. The applicable U.S. GAAP standard is SFAS No. 146 ‘‘Accounting for Costs Associated with Exit or Disposal Activities’’ for the year ended 2003, which supersedes Emerging Issues Task Force (EITF) Issue 94-3 ‘‘Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)’’ used for all years presented prior to 2003. For employee termination benefits, SFAS 146 and EITF 94-3 require that prior to the date of the financial statements, the benefit arrangement be communicated to employees, including sufficient detail to enable employees to determine the type and amount of benefits they will receive when they are terminated. IAS 37 does not require that the communication to employees be so detailed but rather that the communication simply include the main features of the plan. As a result, there may be situations in which an enterprise following IAS 37 could recognize a restructuring provision before it would be permitted to do so if it were following SFAS 146 / EITF 94-3.

Included in the restructuring expenses are early retirement contracts in Germany, in which only incremental costs under IFRS are recognized once a binding contractual agreement has been entered into. The early retirement contracts in the SGL Group are generally set up according to the block model. During the employment phase the employee works full time although in this period he or she is only paid according to the part-time agreement. By this means, during the employment phase, the employer builds up arrears amounting to the as yet unpaid output that must be accounted for by accruing a provision. Under U.S. GAAP the complete compensation that the employee receives during the released phase are accrued over the employees’ remaining service period. The addition to provisions begins with the commencement of the part-time retiree relationship. Until the employment phase ends or the employee enters the released phase, the total compensation and the total accrued amount that the employee will receive during the released phase must be set aside. Accordingly a U.S. GAAP reconciliation difference of €2.0 million exists as of December 31, 2003.

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

U.S. GAAP Reconciliation

We prepare our consolidated financial statements in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. See ‘‘– Significant Differences Between IFRS and U.S. GAAP’’ as well as Notes 34 and 35 to our consolidated financial statements for a discussion of these differences.

Back to Contents

	2003	2002	2001

	€ (in millions)
Net loss per IFRS	(50.3)	(23.6)	(95.2)

Goodwill amortization	3.4	5.1	(2.7)
Intangible/tangible fixed assets	(3.6)	(3.0)	(0.9)
Inventory	(0.4)	5.8	3.9
Pension provisions	1.3	(2.1)	(1.1)
Incentive plans	(1.5)	(2.2)	(4.9)
Restructuring /Early retirement	1.7	(7.1)	7.9
First time implementation of IFRS	—	—	(41.9)
Deferred tax on U.S. GAAP adjustments	1.0	5.1	(13.1)

Net loss per U.S. GAAP	(48.4)	(22.0)	(148.0)

Cumulative Change in Accounting Principles	0.0	9.4	0.0

Net loss per U.S. GAAP after Cumulative Change in
Accounting Principles	(48.4)	(12.6)	(148.0)

Under U.S. GAAP our operating profit (loss) for the years ended December 31, 2003, 2002 and 2001 was €0.1 million, €(5.1) million and €(36.6) million, respectively, compared to an operating profit (loss) under IFRS for the same periods of €9.0 million, €(1.7) million and €(17.3) million, respectively. Our U.S. GAAP operating profit in 2003, 2002 and 2001 differed from our IFRS operating profit for the same years, primarily due to differences in goodwill amortization, deferred taxes, provisions, reserves and valuation, as well as differing provisions for pensions. Furthermore, we reclassified the interest component associated with our annual pension provision of €10.5 million in 2003 (2002: €10.4 million; 2001: €9.9 million) as interest expense under IFRS. See Note 34 to our consolidated financial statements for a description of the differences between our IFRS accounting policies and those that would be required under U.S. GAAP.

Basic loss per Share in accordance with U.S. GAAP in 2003 was €(2.18), compared to €(1.01) in 2002 and to €(6.87) in 2001. Basic loss per ADR in accordance with U.S. GAAP in 2003 was €(0.73), compared to €(0.34) in 2002 and to €(2.29) in 2001. Due to the net loss in each year, the diluted loss per Share was the same as the basic loss.

Recent Accounting Pronouncements

In December 31, 2002 the Financial Accounting Standards Board issued SFAS No. 148 ‘‘Accounting for Stock-Based Compensation – Transition and Disclosure’’, which amends the disclosure requirements relating to stock-based employee compensation previously contained in SFAS No. 123. The amendments in SFAS No. 148 relevant to the SGL Group are effective for all fiscal years ending after December 15, 2002. The disclosure requirements have been included in the additional information provided on U.S. GAAP; see Note 35d to our consolidated financial statements.

In November 2002, FASB Interpretation No. 45 (FIN 45), ‘‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’’ was issued. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The required disclosures and a roll-forward of product warranty liabilities are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on the group’s financial statements.

In January 2003, the FASB issued Interpretation No. 46 (‘‘FIN 46’’), Consolidation of Variable Interest Entities, an interpretation of ARB 51. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than

Back to Contents

through voting rights (‘‘variable interest entities’’ or ‘‘VIEs’’) and how to determine when and which business enterprise should consolidate the VIE (the ‘‘primary beneficiary’’). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The adoption of FIN 46 had no impact on the group’s financial statements.

On April 30, 2003, the Financial Accounting Standards Board issued SFAS No.149 ‘‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities’’. This standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments and derivative instruments embedded in other contracts and for hedging activities. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of this standard did not have a material impact on our U.S. GAAP reconciliation.

On May 15, 2003, the Financial Accounting Standards Board issued SFAS No. 150 ‘‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’’. Under SFAS No. 150, certain financial instruments, previously classified as equity are now required to be classified as liability by the issuer. SFAS No. 150 primarily affects accounting for financial instruments that embody an obligation to repurchase equity instruments that have been issued by the company. SFAS No. 150 is effective for transactions entered into or modified after May 31, 2003. The adoption of this standard had no impact on our U.S. GAAP reconciliation.

In December 2003 the FASB issued FAS No 132 (Revised) (‘‘FAS 132-R’’), Employer’s Disclosure about Pensions and Other Postretirement Benefits. FAS 132-R retains disclosure requirements of the original FAS 132 and requires additional disclosures relating to assets, obligations, cash flows, and net periodic pension cost. FAS 132-R is effective for fiscal years ending after December 15, 2003 except that certain disclosures are effective for fiscal years ending after June 15, 2004. The Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law on December 8, 2003. In accordance with FASB Staff Position FAS 106-1, the Company has made a one-time election to defer recognition of the effects of the law in the accounting for its plan under FAS 106 and in providing disclosures related to the plan until authoritative guidance on the accounting for the federal prescription drug subsidy is issued. Any measure of the Accumulated Postretirement Benefit Obligation or Net Periodic Postretirement Benefit Cost in this report do not reflect the effects of the Act on the plan. Authoritative guidance is pending and, when issued, could require the Company to change previously reported information.

In January 2004 the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. FAS 106-1, Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 which permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003. Regardless of whether a sponsor elects that deferral, FSP FAS 106-1 requires certain disclosures pending further consideration of the underlying accounting issues. The guidance in FSP FAS 106-1 is effective for interim or annual financial statements of fiscal years ending after December 7, 2003. The adoption of FSP FAS 106-1 had no material impact on the company’s consolidated financial statements.

In December 2003, the IASB released revised IAS 32, ‘‘Financial Instrument: Disclosure and Presentation’’ and IAS 39, ‘‘Financial Instruments: Recognition and Measurement’’. These statements replace IAS 32 (revised 2000), and supersede IAS 39 (revised 2000), and should be applied for annual periods beginning on or after January 1, 2005. The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

In December 2003, as part of the IASB’s project to improve International Accounting Standards, the IASB released revisions to the following standards that supersede the previously released version of those standards: IAS 1, ‘‘Presentation of Financial Statements’’, IAS 2, ‘‘Inventory’’, IAS 8, ‘‘Accounting Policy, Changes in Accounting Estimates and Errors’’, IAS 10, ‘‘Events after Balance Sheet Date’’, IAS 16, ‘‘Property, Plant and Equipment’’, IAS 17, ‘‘Leases’’, IAS 21, ‘‘The Effects of Changes in Foreign Exchange Rates’’, IAS 24, ‘‘Related Party Disclosures’’, IAS 27, ‘‘Consolidation and Separate Financial Statements’’, IAS 28, ‘‘Investments in Associates’’, IAS 31, ‘‘Interests in Joint Ventures’’, IAS 33, ‘‘Earnings per Share’’ and IAS 40, ‘‘Investment Property’’. The revised standards

Back to Contents

should be applied for annual periods beginning on or after January 1, 2005. The amendments are not expected to have a significant impact on the Company’s consolidated financial statements.

On February 19th 2004 the International Accounting Standards Board (IASB) issued International Financial Reporting Standard 2 Share-based Payment (IFRS 2) on accounting for share-based payment transactions, including grants of share options to employees. The accounting under IFRS 2 is similar to Financial Accounting Standards 123 ‘‘Accounting for Stock-Based Compensation’’ and 148 ‘‘Accounting for Stock-Based Compensation – Transition and Disclosure’’ an amendment of FASB Statement No. 123. The objective of IFRS 2 is to provide guidance for the financial reporting by an entity when it undertakes a share-based payment transaction. In particular, the IFRS requires an entity to reflect in its statements of profit and loss and of financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. IFRS 2 is effective for annual reporting periods beginning on or after January 1, 2005. All equity settled share based payment transactions that were granted by the Company on or after November 7, 2002 and have not yet vested as of January 1, 2005 (effective date) must be included in any financial statements issued after that date. The management of the Company is currently evaluating whether the adoption of this IFRS will have an impact on the IFRS Financial statements.

On March 31, 2004 the IASB issued International Financial Reporting Standard 3 ‘‘Business Combinations’’ (IFRS 3), and revised Standards IAS 36 ‘‘Impairment of Assets’’ and IAS 38 ‘‘Intangible Assets’’. Under the new and revised standards all business combinations within the scope of IFRS 3 must be accounted for using the purchase method. The pooling of interests method is prohibited. Costs expected to be incurred to restructure an acquired entity’s (or the acquirer’s) activities must be treated as post-combination expenses, unless the acquired entity has a pre-existing liability for restructuring its activities. Intangible items acquired in a business combination must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measure reliably. Identifiable assets acquired, and liabilities and contingent liabilities incurred or assumed, must be initially measured at fair value. The amortization of goodwill and intangible assets with indefinite useful lives is prohibited. Instead they must be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment. IFRS is similar to the SFAS 141 and 142. We are currently evaluating the impact of IFRS 3 on our consolidated financial statements.

On March 31, 2004 the IASB issued requirements relating to asset disposals and discontinued operations. The requirements are set out in International Financial Reporting Standard (IFRS) 5 ‘‘Non-current Assets Held for Sale and Discontinued Operations’’. IFRS 5 requires assets that are expected to be sold and meet specific criteria to be measured at the lower of carrying amount and fair value less costs to sell. Such assets should not be depreciated and should be presented separately in the balance sheet. It also requires operations that form a major line of business or area of geographical operations to be classified as discontinued when the assets in the operations are classified as held for sale. These requirements relating to assets held for sale and the timing of the classification of discontinued operations are substantially the same as the equivalent requirements in SFAS 144 ‘‘Accounting for the Impairment or Disposal of Long-Lived Assets’’, which was issued in 2001. The type of operation that can be classified as discontinued under IFRS is narrower than under U.S. GAAP. We are currently evaluating the impact of IFRS 5 on our consolidated financial statements.

On March 31, 2004 the IASB issued an Amendment to IAS 39 Financial Instruments: Recognition and Measurement on Fair Value Hedge Accounting for a Portfolio Hedge of Interest Rate Risk. The amendments simplify the implementation of IAS 39 by enabling fair value hedge accounting to be used more readily for a portfolio hedge of interest rate risk (sometimes referred to as a macro hedge) than under previous versions of IAS 39. We are currently evaluating the impact of the amendments on our consolidated financial statements.

We did not consider any other IAS/IFRS pronouncements that are scheduled for adoption after December 31, 2003 to be applicable to the activities of SGL covered by this annual report.

Back to Contents

Liquidity and Capital Resources
Overview Of Bank Debt And Cash Flows

	Year ended December 31,

	2002	2003

	(millions of Euros)
Short term debt and current maturities	193.1	83.9
Long term debt	255.4	410.6

Total debt	448.5	494.5

Cash and cash equivalents	(21.5)	(46.1)

Net bank debt	427.0	448.4

Our net bank debt (which we define as long term debt plus short term debt, less cash and cash equivalents) increased €34.5 million in 2001, decreased in 2002 by €99.3 million and increased again in 2003 by €21.4 million to €448.4 million.

On December 20, 2002 we entered into a syndicated credit facility with a number of banks. Our financing arrangements at December 31, 2003 consisted primarily of short and long-term bank debt with a number of financial institutions ( €329.8 million), a convertible bond ( €133.7 million), and a syndicated revolving credit facility ( €31.0 million). The following table summarizes our debt and significant obligations as of December 31, 2003:

			Maturing in:
		Less than				After
Obligation	Total	one year	2005	2006	2007	2007

	(millions of Euro)
Convertible Bond	133.7	0.0	133.7	0.0	0.0	0.0
Other financial Debt	360.8	83.9	259.0	4.8	8.4	4.7

Financial Debt	494.5	83.9	392.7	4.8	8.4	4.7
Operating and Capital leases	9.1	2.4	1.6	0.9	0.7	3.5
Purchase obligations	3.2	3.2	0.0	0.0	0.0	0.0
DOJ and Canadian settlements
and payments	61.0	14.2	20.8	19.9	6.1	0.0
Other obligations	70.2	69.8	0.2	0.1	0.1	0.0

Total	638.0	173.5	415.3	25.7	15.3	8.2

In line with the strategy to improve capital structures the SGL Group focused on the reduction of working capital and on improvement of cash flow in 2002 and 2003. The key element in 2002 was the reduction of inventories of €82.7 million net of currency effects. In addition, at the end of December 2001 and at the end of December 2002, we sold accounts receivable in the amounts of €11.4 million and €41.2 million, respectively, to financial service companies. Due to the new syndicated credit facility, entered into on December 20, 2002 we discontinued the sale of accounts receivables during 2003.

In connection with the refinancing entered into on December 20, 2002 and the funds provided at the beginning of 2003, the incurred deferred financing costs were capitalized on the balance sheet. On October 20, 2003 we informed the banks that we might be in a breach of one covenant under the syndicated loan facility and asked for a waiver regarding the non compliance on this test. After finalizing the quarterly consolidation in November 2003 and actually performing the test in detail, SGL informed the syndicated banks about the failure to pass the covenant test according to clause 22.4 ‘‘Total net debt to Consolidated EBITDA’’ for the last twelve months. The lenders under the syndicated credit facilities agreement have agreed to waive the exercise of their rights resulting from this default until December 30, 2003 in a first waiver letter and in a second waiver letter, until

Back to Contents

February 29, 2004. In addition, the lenders under the syndicated credit facility have waived their potential termination rights in connection with the antitrust fine of €23.6 million imposed by the European Commission on December 3, 2003 (see ‘‘Business Description – Legal proceedings –Antitrust proceedings’’) in a waiver letter until February 29, 2004.

On February 9, 2004, we successfully completed our refinancing package totaling €866 million. The refinancing concept is based on three pillars: a gross capital increase of around €266 million before related costs (33.3 million shares), a corporate bond consisting of subordinated senior notes (‘‘the notes’’) of €270 million due in 2012, and a syndicated loan including credit lines and guarantees of up to €330 million with a term of five to six years.

The core element of the transaction was the capital increase approved by a large majority of our shareholders at the Extraordinary General Meeting on January 15, 2004. We were able to set the subscription price at €8.0 instead of €6.0 as originally planned, thus generating €266 million from the capital increase. This resulted in much higher gross proceeds than initially expected and allowed us to reduce the principal of the notes from the originally scheduled €300 million to €270 million. The placement was a resounding success even though the notes received what we consider to be an unsatisfactory rating (Moody’s: Caa1, Standard&Poor’s: CCC+). Due to strong demand, we were able to place all the notes earlier than expected, and at an interest rate of 8.5%. The third pillar of our financing concept consists of syndicated loans of €330 million with a term of five to six years, which include credit lines and guarantees. These lines are granted to us by an underwriting syndicate. Our existing syndicated loan of €495 million has now been fully repaid. The loans provide full coverage for the maximum amount of all antitrust fines, along with any related interest payments and currency hedging costs. Upon closing of the new loan agreement we deposited €143.0 million into an escrow account to satisfy interest and principal obligations on our existing convertible bonds through to maturity. We offered the bondholders to purchase the convertible bonds in the amount of €133,7 million. If 100% of the holders of our convertible bonds accept our offer, any cash left in the escrow account after such repurchase would be available for our general corporate purposes. A further portion of the proceeds from the new loan agreement (in the amount of €125.3 million) is deposited into a separate escrow account to be used exclusively for the purpose of paying fines in connection with antitrust proceedings and related costs. We will classify the amounts in both escrow accounts as ‘‘restricted cash’’ on our balance sheet. Both escrow accounts will increase our consolidated balance sheet total unless the amounts are used to pay the obligations. The loans provide full coverage for the maximum amount of all antitrust fines, along with any related interest payments and currency hedging costs. Our refinancing package therefore covers all known financial risks, creates a balanced maturity structure for our liabilities extending up to 2012 and substantially improves our equity base. It enables us to concentrate on our operating activities in the long term. See Item 10, ‘‘Additional Information-Material Contracts’’. On February 9, 2004 we used the new facilities to repay the existing bank debt. For our convertible bond due in 2005 we started in February 2004 a voluntarily tender offering with an acceptance period until April 5, 2004. The equivalent amount for the convertible bond including anticipated remaining interest is reserved in a cash escrow account. The following table summarizes our debt and significant obligations as of February 09, 2004 assuming already the full repurchasing of our convertible bonds:

			Maturing in:
		Less than				After
Credit Facilities	Total	one year	2005	2006	2007	2007

	(millions of Euro)
Term Facility A	25.0	5.0	10.0	2.5	2.5	5.0
Term Facility C	20.0	2.3	4.7	4.7	8.3	0.0
Revolving Credit Facility	42.0	0.0	0.0	0.0	0.0	42.0
Letter of Credit Facilities	140.0	0.0	0.0	0.0	0.0	140.0

Subtotal German Facility	227.0	7.3	14.7	7.2	10.8	187.0
U.S: Senior Facility*	91.2	0.9	0.9	0.9	0.9	87.6
BNP Paribas Poland**	13.0	0.0	0.0	0.0	0.0	13.0
Senior notes	270.0	0.0	0.0	0.0	0.0	270.0

Total	601.2	8.2	15.6	8.1	11.7	557.6

*	$ 116 million converted into Euro at prevailing exchange rate of 1.27.

Back to Contents

**	In addition our Polish subsidiaries entered into a credit facility agreement with BNP Paribas Bank Polska S.A. in the amount of Polish Zloty 60 million. This facility is governed by Polish Law. PLN 60 million converted into Euro at prevailing exchange rate of 4.61.

On May 3, 1999 we pleaded guilty to charges of price fixing raised at the initiative of the DOJ. As a result, SGL is obligated to pay $ 135 million in fines and has guaranteed the payment of an additional $ 10 million in fines to be paid by the Chairman of the Executive Committee over the next six years. We have settled most of the claims arising from related civil lawsuits alleging damages from the activities upon which the DOJ’s antitrust action was based. We believe economically reasonable settlements will be reached in the remaining lawsuits. In April 2002 the Company reached an agreement with the DOJ resulting in a revision to the payment plan for the antitrust penalties assessed in 1999. This agreement extended the payment period for this liability until 2007, delaying payment from 2002 – 2003 under the original payment plan to 2004 – 2007 under the revised payment plan as shown in the maturity table in this section. The full outstanding amount including interest charges starting June 2004 and the related future cash outflow for our hedging are fully deposited in a cash escrow account after the refinancing completed February 9, 2004.

In mid-July 2001, the European Commission imposed a fine of €80.2 million for alleged anticompetitive practices in the graphite electrodes market. We believe that the amount of this fine is unjustified. In particular, we believe that the European Commission is assessing fines twice for certain alleged violations. We have filed an appeal against the Commission’s decision. Payment of the fine has been suspended pending final judgment in the appeal. Appeals of this type may take two years or longer to be decided. Appellants must typically provide security for the amount of the contested fine when filing an appeal. We have used funds drawn under the letter of credit facility of our old syndicated credit facility to provide this security. Presently we are in the process to exchange this guarantee with the newly committed guarantee package as described under the new refinancing completed on February 9, 2004.

As part of its investigation of the graphite industry for anti-competitive behavior between 1992 and 1998, which has been ongoing since 1997, the European Commission imposed a fine of €27.8 million on SGL in December 2002 with regard to its Graphite Specialties activities. We do not believe this fine to be justified and filed an appeal against the decision with the European Court in March 2003. The maximum amount including interest to be paid is already included in the letter of credit facility of the new financing package.

In connection with the proceedings described above, the European Commission continued its investigations into other carbon and graphite products (for acts during the period through the late 1990s) and, in May 2003, the European Commission filed complaints against SGL and other specialty graphites manufacturers regarding allegations related to the ‘‘Electrical and Mechanical Carbon and Graphite Products’’ area of our business. In this proceeding, the Commission imposed a fine of €23.64 million on December 3, 2003. We do not believe this fine to be justified and filed an appeal against the decision with the European Court in February 2004. As part of the new refinancing agreement the full amount including maximum accumulative interest until 2007 is captured in a cash escrow account.

Back to Contents

Consolidated cash flows

The following table shows our consolidated cash flows (adjusted for currency fluctuations) for the three years ending December 31, 2003:

	2003	2002	2001

	( € in millions)
Cash flows from operating activities:
Net profit (loss) before taxes	(64.3)	(27.2)	(65.8)
(Gain) /loss on sale of property, plant and equipment	0.2	(2.8)	1.0
(Gain) / loss on sale of equity investments	(3.6)	(1.0)	—
Depreciation and amortization expense	75.9	81.4	86.8
Write-downs on non-current assets	—	—	9.8
Taxes paid	(3.8)	(22.3)	(13.6)
Changes in provisions, net	23.4	(2.8)	16.3
Change in working capital, net of changes in basis of
consolidation:
Inventories	5.2	82.7	(26.8)
Write-downs on inventories	—	—	15.0
Trade receivables	(22.9)	44.7	33.8
Trade payables	(5.5)	6.8	6.2
Other operating assets/liabilities	13.1	(10.4)	30.0
Cash provided by operating activities before payment of antitrust
fines	17.7	149.1	92.7
Payments relating to antitrust proceedings	(14.9)	(10.1)	(36.9)
Cash provided by (used in) operating activities	2.8	139.0	55.8

Cash flows from investing activities:
Acquisition of property, plant and equipment and intangible
assets, excluding goodwill	(46.3)	(53.6)	(96.1)
Proceeds from sale of property, plant and equipment and
intangible assets	2.2	7.8	3.8
Cost of acquisitions	(1.7)	(0.7)	(5.7)
Proceeds from sale of non current financial assets	5.7	5.6	5.5
Cash used in investing activities	(40.1)	(40.9)	(92.5)

Cash flows from financing activities:
Net change in financial liabilities	60.6	(87.6)	36.5
Dividends paid	0.0	(0.2)	(0.1)
Net proceeds from capital increase	1.0	0.8	2.2
Cash provided by financing activities	61.6	(87.0)	38.6

Cash received from first-time consolidation	0.6	—	—

Effect of foreign exchange rate changes	(0.3)	(1.7)	0.4

Net increase (decrease) in cash and cash equivalents	24.6	9.4	2.3

Cash and cash equivalents at beginning of year	21.5	12.1	9.8
Cash and cash equivalents at end of year	46.1	21.5	12.1

Back to Contents

Operating cash flows

Our cash provided (used) by operating activities (adjusted for currency effects) totaled €2.8 million in 2003, compared to €139.0 million in 2002, a net decrease of €136.2 million. Key issues for the reduced cash provided by operating activities were the termination of sale of accounts receivables and the reduced possibilities to cut down inventories. As of December 31, 2002 we had sold trade receivables amounting to €41.2 million to a financial services company. If we would ignore the sale of receivables at the end of 2002 into account the cash provided by operating activities would have amounted to €97.8 million in 2002 and to €44.0 million in 2003. Trade receivables decreased by €18.3 million – net of effect from the sale of accounts receivables – mainly due to lower sales. Inventories decreased substantially in 2002 by €82.7 million net of currency impacts due to a company wide initiative to reduce working capital. Due to the low inventory level at the end of 2002 any further reduction of inventories in 2003 was limited to €5.2 million.

The profit before taxes was negatively impacted by €16.1 million paid and expensed in 2003 for refinancing costs on the syndicated loan received in January 2003. All costs related to this refinancing were capitalized and written off at year-end 2003. Non-cash expenses for depreciation and amortization of non-current assets decreased from €81.4 million in 2002 to €75.9 million in 2003. In 2003 and 2002 there was a negative impact on the cash flow from operating activities due to the payment of antitrust liabilities of €14.9 million and €10.1 million, respectively.

In 2003 and 2002 we reported restructuring expenses amounting to €10.4 million and €8.3 million in the consolidated income statement, respectively. The restructuring expenses in fiscal year 2003 relate to workforce reduction expenses of €3.7 million incurred in Italy, Germany and Poland in the CG Business Area, expenses of €2.7 million incurred in the GS Business Area in relation to the closure of a machine shop in France, expenses totaling €2.0 million in the CP Business Area due to headcount reduction measures implemented in Germany and France, costs of €1.8 million in SGL T for adjustments at HITCO, and miscellaneous expenses amounting to €0.2 million. The cash outlays for restructuring in 2003 and 2002 were €7.3 million and €15.0 million respectively.

Research and development expenses declined by 17.7% to €20.9 million in 2003, representing 2.0% (2002: 2.3%) of our consolidated net sales, as a result of a restructuring and efficiency enhancement program. As in previous periods, the main emphasis of our research and development activities had in high technology fields within the SGL T Business Area for the further development of applications for carbon fibers and composites, as well as for the optimization of fuel cell technology components. We also invested in research related to the aerospace industry as well as to high performance carbon-ceramic disc brakes used in sports cars. In the CG Business Area, emphasis was placed on the further development of large diameter graphite electrodes. Research and development expenditures in the GS Business Area were concentrated on developing ultra graphite powder for lithium batteries used in laptop computers, cell phones and other mobile communication devices.

Investing cash flows

Cash used for investing activities amounted €40.1 million in 2003, compared to €40.9 million in 2002 and €92.5 million in 2001. The high level in 2001 was mainly due to the construction of our carbon-ceramic brake disc production plant in Meitingen.

Following the completion of SGL T’s major capital expenditure programs, we continued to streamline capital expenditures in property, plant and equipment as planned. Capital expenditures for property, plant and equipment decreased by 21.0 % from €41.5 million in 2002 to €32.8 million in 2003. Compared to the depreciation of €64.5 million the capital expenditures were lower by €31.7 million. Major expenditures were related to replacement and maintenance of our plants in Germany, the United States, Poland and Italy. 65% of these capital expenditures were attributable to CG, 16% to GS, 7% to CP and 12% to SGL T.

Capital expenditures relating to intangible assets increased by €1.4 million to €13.5 million in 2003 primarily due to the implementation of our new Group-wide common IT platform based on SAP (SGL ONE) on which we spent around €9.3 million in 2003. The new system went successfully live in our companies in Spain and North America on January 1, 2004. This new Group-wide IT system will be introduced at our other European companies in the course of 2004.

For financial assets we spent €1.7 million in 2003 compared to €0.7 million in 2002.

Already in 2002, we began to reduce capital expenditures as part of our strategic priority to increase cash flow and to reduce net debt. We intend to keep capital expenditures in 2004 to a level significantly below depreciation. We expect these expenditures to be limited primarily to replacement

Back to Contents

and maintenance. Certain covenants on our new financing agreements entered into on February 3, 2004 limit the capital expenditure for fixed assets excluding goodwill to €53.0 million in 2004 and €55.0 million in 2005.

Financing cash flows

Our liabilities increased by €21.7 to €731.9 million in 2003 compared to the decrease by €133.6 to €710.2 million in 2002. The increase in financial liabilities in 2003 resulted from cash needs for investing activities not sufficiently covered through positive cash flows from operating activities before antitrust payments.

Our corporate debt increased by €46.0 million to €494.5 million at December 31, 2003 from €448.5 million at December 31, 2002 including non-cash effects from US$ exchange rate changes. Excluding the non-cash effect from US$ exchange rate changes the increase was €60.6 million. Our corporate debt carried an average interest rate of 4.7% during 2003, compared to an average rate of 4.4% in 2002.

We also received approximately €1.0 million in 2003 and €0.8 million in 2002 in connection with the issuance of Shares to current and former employees and managers who elected to exercise stock options during those years or who were included into the German share bonus plan for tariff employees.

We believe that cash flows from operations, combined with the available borrowing capacity described above will be sufficient to meet our future capital requirements for the current fiscal year, including scheduled debt principal amortization payments, if we maintain compliance with the financial covenants and other requirements of our credit facilities. Our ability to meet these covenants in 2004 will depend upon a number of operational and economic factors. In the event that we are unable to meet these covenants, we would consider several options to meet our cash flow needs. These options could include further renegotiations with our credit lenders, additional cost reduction, or restructuring initiatives, sale of assets or capital stock, or other alternatives to enhance our financial and operating position.

Due to losses incurred in 1999 through 2003, SGL has not distributed dividends for those years. The payment of future dividends will be dependent on our earnings, the terms of our syndicated credit facility agreement, our financial condition and cash requirements, general business conditions in the markets in which we operate, legal, tax, and regulatory considerations and other factors. See Item 10, ‘‘Additional Information – Material Contracts’’

Research and Development, Patents and Licenses, etc.

Our activities in new product development concentrate on high-tech innovations with substantial growth potential. Our primary focus is currently on ceramic brake discs for cars, new energy applications such as graphite powders for lithium batteries and carbon components for fuel cells, and composite structures for aerospace and defense applications. We are also increasing efforts to develop non-sealing applications for our expanded graphite materials. Primarily as a result of our recent growth efforts in those high-tech areas, our research and development expenses increased to €31 million in 2001 and following the completion of the development of our ceramic brake disc and the start of operations at our new brake disc production facility in Meitingen decreased to €25 million in 2002 and €21 million in 2003. This decrease is mostly related to re-structuring efforts in our established business units. The efficiency of our research and development processes has been increased by using more centralized research and development resources and applying targeted innovation techniques.

We conduct research and development activities, both independently and in conjunction with suppliers, customers and others, to develop new products and to improve product quality and manufacturing processes. We carry out research and development activities primarily at our German sites in Bonn and Meitingen and at the U.S. sites located in Gardena and Valencia, California. Our research and development activities are decentralized and closely linked to the business units. At the same time, our research and development staff is actively sharing knowledge and experience across business units thus making effective use of the overall research and development resources within the Group.

Supported by a well educated technical staff in the manufacturing facilities, research activities are a fully integrated part of the SGL Groupæs organization. As a result, we are able to adapt our products quickly to the changing requirements of the markets in which we compete and also successfully enter into new product segments. We have recently developed large diameter graphite electrodes for use in ultra high power (UHP) furnaces, which contribute to a more efficient and more

Back to Contents

cost effective EAF steel process. In early 2001, we became the first supplier in the world to introduce a 32-inch (800mm) diameter electrode at a customer’s facility. In the past two years we have also established a leading position as supplier of ceramic brake disks for automotive applications based on novel material developments. In addition, the effort to cooperate closely and continuously with our key customers during the improvement process ensures a high level of product and service quality. We sponsor educational and informal programs for our customers and create problem solving teams to improve customers’ operations.

Further R&D projects in 2003:CG: In the year under review, we focused our efforts on a large project designed to improve the quality of our graphite electrodes. Building on our broad application expertise and our product knowledge, we now offer customers solutions with even better product and process features. The selective use of forming techniques is helping us to continuously optimise production processes. Particularly energy-intensive processes such as longitudinal graphitization can be optimized in terms of process length and product yield. Our investigations have also improved our understanding of the design of blast furnaces. We will continue to use forming techniques for process optimization.

We rounded off our range of furnace linings by introducing a microporous quality with low thermal conductivity and maximum resistance to pig iron. This enables our customers to save energy in their blast furnace operations. In cooperation with SINTEF, we also developed and patented a process for determining cathode consumption in the electrolysis process. This new process allows realistic estimates of the useful life of aluminium cells, thus improving product development efficiency.

GS: In the area of isostatically pressed materials, we successfully positioned a new brand for pressure sintering on the market. The standardization of block measurements was a crucial step in development, leading to cost savings and improved capacity utilization during carbonization. In the area of extruded materials, we successfully concluded the development of a new brand for nuclear engineering applications.

CP: We have developed a hard rubber lining with an elongation at tear ten times that of the current state of the art. As this minimizes susceptibility to cracking, hard rubber linings can now also be used in road tankers, opening up new areas of application.

A wide variety of floor coatings are available for use with concrete subsurfaces. At present, different products are employed for different application stages. We have now succeeded in combining primer, scratch filler and topcoat for the first time to produce a two-component system in a simple modular design. This makes both logistics and application much easier. SGL ACOTEC is the first provider of an epoxy module concept on the market.

SGL T: Broader market penetration of our carbon-ceramic brake discs depends on further reductions in material and process costs. The successful conclusion of enhancements to carbon fibers from our production facility in Scotland for use in carbon-ceramic brake discs was a crucial step in this process. This means that we now cover the entire value chain, from fibers through to the finished component.

The German government’s new technical regulation on air pollution (‘‘TA-Luft’’) prescribe much lower leakage limits for sealing joints in the chemical and petrochemical industries. To meet these requirements, we have developed and successfully launched innovative seals and sealing systems based on expanded graphite. These new sealing systems reduce emissions, thus also making a major contribution to environmental protection.

Carbon fiber diffusion layers ensure equal distribution of hydrogen and oxygen in fuel cells. We substantially improved the homogeneity and thickness consistency of gas diffusion layers by optimizing all steps in production. Our customers are now able to build more efficient fuel cell stacks. This development will enable us to further cement our already excellent market position in the field of gas diffusion layers.

Trend Information

Economic revival becoming visible

We are expecting to see the start of a moderate recovery in 2004 that should have a positive effect on the global economy. The upturn in growth in the United States and the economic recovery in Japan should now be followed by gradual recovery in the Euro-zone. However, there are risks associated with these forecasts. We expect that investment demand in the chemicals, plant and process

Back to Contents

technology and semiconductors industries will only start to pick up as the year progresses. In the steel industry, in contrast, we are forecasting steady development throughout the year based on 2003 trends. On the whole, we anticipate a further significant improvement in the Group’s result from operations year-on-year. We expect our cost-cutting measures, higher prices for graphite electrodes, demand-driven improvement at GS and a further substantial increase in sales revenue and result at SGL Technologies to have a positive effect.

CG: Stable demand

We do not expect any significant change in the healthy demand for steel in the United States, Europe and Asia in 2004, and we believe that sales volumes of graphite electrodes will remain more or less stable as a result. Our order books are confirming these projections and we are assuming that our production will run near full capacity utilization. We do not anticipate any major changes to the volumes of cathodes and carbon electrodes sold. The consolidation of the graphite electrodes industry, which began in 2003, has resulted in a tightening in supply. In light of these developments, we believe that we will be able to further increase graphite electrode prices. We have hedged our expected net position from deliveries invoiced in US dollars and raw material purchases denominated in US dollars for our European business using currency forwards at a rate of approximately $1.15/1 €for the year 2004 as a whole. Pressing ahead with our restructuring program will further improve our cost position. Consequently, we are forecasting a further improvement in our result.

GS: Initial signs of a recovery in demand

We are anticipating a moderate economic recovery in our customer industries (mechanical engineering, metal processing and semiconductor technology) in the course of 2004. Incoming orders and booked business are beginning to pick up in the U.S. In addition to stronger demand, key drivers will be the continued aim to increase the efficiency in our plants and additional savings to be implemented as part of our SGL Excellence initiative.

CP: Business reorganization

At the end of 2003, we started an extensive review of the strategic orientation of our CP Business Area. The systems approach that CP has followed since it was founded in 2000 must be reviewed and aligned with the radical shift in some customer behavior. As a preliminary step, we have adapted the business structure of CP to changed market conditions by segmenting the business into Surface Protection (SP) and Process Technology (PT). We will also further reduce headcount and streamline the administration in the SP segment and are currently reviewing further strategic options.

SGLT: Further reduction in losses

For 2004 as a whole, we are forecasting a further increase in sales revenue especially from our carbon fibers and carbon-ceramic brake discs. Quality enhancements and improvements in production are expected to generate additional savings. Increase in sales combined with further cost reductions should enable us to reduce losses significantly.

Off-balance sheet arrangements

At the time we do not use ‘‘off-balance sheet financing arrangements’’, related to the securization of receivables or access to assets through special purpose entities or variable interest entities. At the end of 2002 we have sold receivables to a third party finance company of €41.2 million, without any recourse. This has reduced SGL Carbon’s net financial debt by about the same amount. These sales of receivables were eliminated completely by the end of 2003.

SGL Group companies provide standby letters of credit to support associated and related Group companies. Performance bonds and guarantees of advanced payments received guarantee the fulfillment of contractual commitments of partners in a consortium where SGL may be a partner. In the event of non-performance under the contract by the consortium partner(s), the Company will be required to pay up to an agreed upon maximum amount.

Furthermore, the Company has provided indemnifications in connection with divestment of business entities, which protect the buyer from tax, legal, and other risks related to the purchased business entity. Provisions have been provided for in the financial statements in the event that the Company is required to make a payment under these indemnifications. In addition, provisions have also been established for the non-contingent component of the outstanding guarantees. Most of the guarantees of the Company have fixed or scheduled expiration dates, and in the Management of the Company’s experience, such guarantees are rarely drawn upon. For additional information with

Back to Contents

respect to the Company’s outstanding guarantees, see Note 25 to the Consolidated Financial Statements.

Rental and lease obligation relating to land and buildings, IT equipment, motor vehicles and other items of property, plant and equipment amounted to €9.1 million and €12.3 million at December 31, 2003 and 2002, respectively.

SGL has provided a guarantee to the European Commission regarding the antitrust fine imposed on graphite electrodes of €80.2 million. A provision was accrued on the balance sheet to provide for the estimated payment. The major part of the guarantee obligation of €35.5 million at December 31, 2003 (December 31, 2002: €45.0 million) represent the difference between the guarantee and the accrued provision.

At December 31, 2003 and 2002 there were also call-in obligations of USD 3.8 million and USD 3.6 million for shares in an unconsolidated subsidiary.

Tabular disclosure of contractual obligations

			Maturing in:
		Less than				After
Obligation	Total	one year	2005	2006	2007	2007

	(millions of Euro)
Convertible Bond	133.7	0.0	133.7	0.0	0.0	0.0
Other financial Debt	360.8	83.9	259.0	4.8	8.4	4.7

Financial Debt	494.5	83.9	392.7	4.8	8.4	4.7

Operating and Capital leases	9.1	2.4	1.6	0.9	0.7	3.5
Purchase obligations	3.2	3.2	0.0	0.0	0.0	0.0
DOJ and Canadian settlements
and payments	61.0	14.2	20.8	19.9	6.1	0.0
Other obligations	70.2	69.8	0.2	0.1	0.1	0.0

Total	638.0	173.5	415.3	25.7	15.3	8.2

For details and a description see ITEM 5 B ‘‘Liquidity and capital resources’’ and the Note 25 to the financial statements.

Back to Contents

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

In accordance with the German Stock Corporation Act (Aktiengesetz), SGL has two separate boards of directors. These are the Vorstand, or Board of Management, which we refer to as our Executive Committee, and the Aufsichtsrat or Supervisory Board. The two boards are separate; no individual may be a member of both boards.

The Executive Committee is responsible for managing our business in accordance with applicable laws and with our articles of association (Satzung).

The principal function of the Supervisory Board is to supervise the Executive Committee. It is also responsible for appointing and removing the members of the Executive Committee. Certain transactions, such as purchases and sales of real estate, commencement or discontinuance of business lines, the granting of guarantees, or the purchase or sale of equity interests, require the prior consent of the Supervisory Board if the transaction goes beyond our ordinary course of business. To ensure that these functions are carried out properly, the Executive Committee must, among other things, regularly report to the Supervisory Board with regard to current business operations and future business planning. The Supervisory Board is also entitled to request special reports at any time. The Supervisory Board oversees our management but is not permitted to make management decisions.

The members of the Executive Committee and the members of the Supervisory Board are solely responsible for and manage their own areas of competency (Kompetenztrennung). In carrying out their duties, the individual board members must exercise the standard of care of a diligent and prudent businessman. In complying with this standard of care, the boards must take into account a broad range of considerations, including the interests of SGL and its shareholders, of employees and of creditors.

As a general rule under German law, a shareholder has no direct recourse against the members of the Executive Committee or the Supervisory Board in the event that they are believed to have breached a duty toward SGL. Apart from insolvency or other special circumstances, only SGL has the right to claim damages from members of either board. We may only waive these damages or settle these claims if at least three years have passed and if the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority of the votes cast, provided that opposing shareholders do not hold, in the aggregate, one tenth or more of our share capital and do not have their opposition formally noted in the minutes maintained by a German notary.

Executive Committee

Our Executive Committee currently consists of five members (the total number is determined by the Supervisory Board) who are appointed by the Supervisory Board in accordance with the German Stock Corporation Act.

Pursuant to our articles of association, any two members of the Executive Committee or one member of the Executive Committee together with the holder of a general power of attorney (Prokura) may bind SGL.

The Executive Committee must report regularly to the Supervisory Board, in particular, on proposed business policy and strategy, profitability and on the current business of the SGL Group as well as on any exceptional matters that may arise from time to time.

The members of the Executive Committee are appointed by the Supervisory Board for a maximum term of five years. They may be reappointed and have their term extended for one or more terms of five years. Under certain circumstances, such as a serious breach of duty or a bona fide vote of no confidence by the shareholders’ meeting, a member of the Executive Committee may be removed by the Supervisory Board prior to the expiration of his or her term. A member of the Executive Committee may not attend to, or vote on, matters relating to proposals, arrangements or contracts between himself and the SGL Group.

According to our articles of association, board decisions are made by a simple majority of the votes, as long as a larger majority is not required by law. In the event of a tie, the vote of the chairman of the Executive Committee is decisive. In practice, our Executive Committee reaches its decisions by consensus.

Back to Contents

The following table shows the current members of our Executive Committee, including the year in which they were appointed and the end of their term:

	Year
Name	Appointed	End of Term	Title	Other activities

Robert J. Koehler	1994	December 2006	Chairman of the Executive	Member of the Supervisory Board of
			Committee	Benteler AG(1), Paderborn; Wacker-
				Chemie GmbH, Munich; Pfleiderer AG,
				Neumarkt; New Russia Fund (ING
				BARINGS), Luxembourg; AXA
				Lebensversicherungs AG, Cologne;
				Heidelberger Druckmaschinen AG,
				Heidelberg

Theodore H. Breyer	1999	June 2005	Member of the Executive	Member of the Supervisory Board (within
			Committee	SGL Group) of HITCO CARBON
				COMPOSITES Inc., Gardena, USA; SGL
				CARBON LLC, Charlotte, USA

Dr. Hariolf Kottmann	2001	March 2007	Member of the Executive	Member of the Supervisory Board or other
			Committee	Control Bodies (within SGL Group) of
				SGL ACOTEC GmbH(1), Siershahn; SGL
				CARBON ASIA PACIFIC Sdn Bhd(1),
				Malaysia; SGL CARBON Japan Ltd.(1),
				Tokyo, Japan; SGL TOKAI CARBON
				Ltd.(1), Shanghai, China; SGL CARBON
				Far East Ltd.(1), Shanghai, China

Dr. Bruno Toniolo	1996	December 2004	Member of the Executive	Member of the Supervisory Board or
			Committee	Committee other control bodies (within
				SGL Group) of Radion Finanziaria S.p.A.,
				Milan, Italy; SGL CARBON Finance,
				Dublin, Ireland; SGL CARBON S.A., La
				Coruna, Spain; SGL CARBON S.p.A.,
				Milan, Italy; SGL CARBON GmbH(1),
				Meitingen; SGL CARBON Polska S.A.(1),
				Ratibor, Poland; SGL ACOTEC GmbH,
				Siershahn

Dr. Klaus Warning	1997	June 2006	Member of the Executive	Member of the Advisory Board of the
			Committee	Committee University of Ilmenau; Member
				of the Executive Committee of the
				European Carbon and Graphite
				Association (ECGA), Brussels, Belgium;
				Member of the Advisory Board of
				Commerzbank in the State Hessen,
				Frankfurt am Main

(1)	Chairman of the Supervisory Board.
The members of the Executive Committee may be contacted at SGL’s business address.

Robert J. Koehler has served as Chairman of the Executive Committee since SGL’s transformation into a stock corporation in 1994. From 1992 until that time, he served as Chairman of the Board of Managing Directors of SGL CARBON GmbH. Prior to joining the SGL Group, he held various positions with the Hoechst Group. From 1989 to 1991, Mr. Koehler was Head of Corporate Planning of Hoechst AG, and from 1987 until 1989, he served as President of Hoechst Colombiana S.A. From 1985 to 1987, he was responsible for the Industrial Division of Hoechst U.K. Limited and was a member of the Management Committee. Prior to serving as Director of the Chemical Division of Hoechst U.K. Limited from 1975 to 1985, he was Product Manager of Organic Chemicals at Hoechst AG from 1971 to 1975. In addition to his activities at SGL, he also serves as a member of the supervisory boards of Benteler AG, Paderborn (Chairman); Wacker-Chemie GmbH, Munich; Pfleiderer AG, Neumarkt; Heidelberger Druckmaschinen AG, Heidelberg; and New Russia Fund (ING BARINGS), Luxembourg.

Theodore H. Breyer was appointed to the Executive Committee in 1999. In addition to this appointment, he took over the responsibility for the global Carbon and Graphite business area effective January 1, 2002. In 1970, Mr. Breyer joined the Caltex Petroleum Corporation. Between 1974 and 1995, Mr. Breyer held various positions at Hoechst Celanese, most recently as Vice President and General Manager for Bulk Pharmaceuticals Products of the Specialty Chemicals Group. In 1995, Mr. Breyer joined the SGL Group. From 1997 to 1999, Mr. Breyer served as Chairman of our

Back to Contents

Carbon and Graphite North America business unit. In addition to his activities at SGL, he also serves, within the SGL Group, as a member of the supervisory boards of HITCO CARBON Composites Inc., Gardena, USA and SGL CARBON LLC, Charlotte, USA.

Hariolf Kottmann was appointed as a member of the Executive Committee in 2001. In addition to this appointment, he took over the responsibility for our global Graphite Specialties business area effective January 1, 2002. Prior to joining the SGL Group, Mr. Kottmann acted as Executive Vice President of Celanese Ltd. (Dallas, Texas). Mr. Kottmann has also held several management positions as divisional head of research and development, divisional head of production and head of divisions with Hoechst AG or affiliated companies. In addition to his activities at SGL, he also serves, within the SGL Group, as chairman of the supervisory boards of SGL ACOTEC GmbH, Siershahn, SGL CARBON ASIA PACIFIC Sdn. Bhd., Malaysia, SGL CARBON Japan Ltd., Tokyo, Japan, SGL TOKAI CARBON Ltd., Shanghai, China, and SGL CARBON Far East Ltd., Shanghai, China.

Bruno Toniolo was appointed as a member of the Executive Committee in 1996 and is responsible for finance and accounting. Between 1992 and 1995, he served as Chairman of our Carbon and Graphite Europe business unit and was Managing Director of SGL CARBON S.p.A., Italy. Prior to joining the SGL Group in 1983, he held positions as Controller and Treasurer at Singer S.p.A. and Kodak S.p.A. in Italy. In addition to his activities at SGL, he also serves, within the SGL Group, as a member of the supervisory boards of Radion Finanziaria S.p.A., Milan, Italy, SGL CARBON Finance, Dublin, Ireland, SGL CARBON S.A., La Coruna, Spain, SGL CARBON S.p.A., Milan, Italy, SGL ACOTEC GmbH, Siershahn as well as Chairman of the Supervisory Board of SGL CARBON GmbH, Meitingen and SGL CARBON Polska S.A., Ratibor, Poland.

Klaus Warning was appointed as a member of the Executive Committee in 1997 and in responsible for our SGL Technologies business area. Prior to joining the SGL Group, he acted as a member of the board of management and Senior Vice President of Hoechst Celanese Corp. in the United States. Mr. Warning has also held several management positions, including in research and development, with Hoechst AG. In addition to his activities at SGL, he also serves, within the SGL Group, as a member of the advisory board of the University of Illmenau, as member of the executive committee of the European Carbon and Graphite Association (ECGA), Brussels, Belgium and as a member of the advisory board of Commerzbank in the State of Hessen, Frankfurt am Main.

Other Senior Management

The table below sets forth the SGL Group’s senior executive officers, the year they were appointed and their positions within the SGL Group:

Name	Year Appointed	Management Position

Dr. Hans-Joachim Bühler	2004	Managing Director – SGL Acotec Corrosion
		Protection business unit
Reinhard Damerow	1992	Group Coordination – Treasury
Sten Daugaard	2004	Executive Vice President – Finance
Wilhelm Hauf	2001	Group Coordination – Accounting
Dr. Joachim Heins-Bunde	1992	Group Coordination– Corporate Planning
Dr. Konstantin Krämer	2004	Managing Director – SGL Acotec Corrosion
		Protection business unit
Gernot Hochegger	1997	Graphite Specialties Europe business unit
	2002	Managing Director – SGL Technologies
Dr. Thomas Kosack	2000	Corrosion Protection business unit (until 01/ 04)
Helmut Mühlbradt	1989	Group Coordination – Human Resources and Legal
Dr. Jan Verdenhalven	2001	Managing Director – SGL Technologies
Thomas Werner	2000	Group Coordination – Information Services

Mr. Bühler joined SGL as Managing Director of SGL Acotec and Head of Business Line Surface Protection of the Corrosion Protection business unit in January 2004. Prior to joining the SGL Group he held various managing positions in the construction as well as in the chemicals industry.

Mr. Damerow joined SGL as Head of Finance and Accounting in 1992. In 2001 he took over the newly formed position as Head of Group Treasury. Prior to joining the SGL Group, he held the position of Head of the Securities Department of Hoechst AG.

Back to Contents

Mr. Daugaard joined SGL as Executive Vice President Finance at January 1, 2004. Prior to joining the SGL Group he has worked in different treasury and general manager positions in the engineering and manufacturing industry, as well as in the automotive and airline industry in Europe and the United States.

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

Mr. Krämer was appointed Managing Director of SGL Acotec at the beginning of January 2004. He joint the SGL Group in 2001 as Head of Corporate Development. Prior to joining the SGL Group, Mr. Krämer held positions as project manager and practice group leader in a consulting company.

Mr. Kosack was appointed Chairman of the Corrosion Protection business unit at the beginning of 2000 and held this position until January 2004. He joined the SGL Group in 1997 as Strategic Controller of the former Process Equipment and Linings business unit. Prior to joining the SGL Group, Mr. Kosack was responsible for the European polyethylene business of Hoechst AG.

Mr. Mühlbradt joined SGL as Head of Human Resources and of the Legal Department in 1989. Prior to joining the SGL Group, he held similar positions with other companies of the Hoechst Group.

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

Supervisory Board

Our Supervisory Board currently consists of twelve members, six of whom were elected by the shareholders in the general meeting in accordance with the provisions of the Stock Corporation Act and six of whom were elected by the employees in accordance with the Co-Determination Act (Mitbestimmungsgesetz).

A member of the Supervisory Board elected by the shareholders may be removed by a simple majority vote at a general meeting of the shareholders. A member of the Supervisory Board elected by the employees may be removed by a majority of at least three-quarters of the votes cast by the relevant class of employees. The Supervisory Board appoints a chairman and a deputy chairman from among its members. The Chairman of the Supervisory Board must be elected by a majority of two-thirds of the members of the Supervisory Board. If this majority is not reached in the first vote, the chairman will be elected in a second vote solely by the representatives of the shareholders. At least half the members of the Supervisory Board must be present to constitute a quorum. Unless otherwise provided for by law or the articles of association, resolutions are passed by a simple majority of the Supervisory Board. In the event of a tied vote, another vote is held. In the event of a second tied vote, the chairman has a tie-breaking vote.

The members of the Supervisory Board are each elected for a term of approximately five years (the term expires at the end of the general meeting of shareholders in which the shareholders discharge the Supervisory Board for the fourth fiscal year after the beginning of the member’s term.

Back to Contents

The year in which the member’s term begins is not counted in this calculation). The remuneration of the members of the Supervisory Board is fixed by our articles of association.

The following table shows the current members of our Supervisory Board, the years in which they were first elected to the Supervisory Board of SGL or its predecessor companies, and their principal occupations:

	Year first		End of
Name	appointed		term(1)	Other activities

Prof. Dr. rer. nat. Utz-Hellmuth	1992
2008
				Chairman of the Executive Committee of Degussa AG;
Felcht (Chairman)				Member of the Management Board of RAG AG; Member
				of the Supervisory Board of Gerling-Group Globale
				Rückversicherungs-AG(2); Goldschmidt AG(2); SKW
				Metallurgie AG(2); Degussa Corporation USA(2); Degussa
				(China) Co. Ltd.(2)

Heinz Schroth(3)	1988		2008	Industrial sales manager, SGL ACOTEC GmbH

Peter Fischer(3)	1993		2008	Attorney, SGL CARBON Aktiengesellschaft

Dr.-Ing. Claus Hendricks	1996		2008	Former Member of the Management Board of Thyssen
				Krupp Stahl AG; Member of the Supervisory Board of
				Pro Lean Consulting AG; SKW Metall Chemie GmbH;
				Thyssen Schienen Technik GmbH; Edelstahlwerke
				Witten- Krefeld GmbH; Krupp Edelstahlprofile GmbH

Hansgeorg B. Hofmann	1996		2008	Banker, self-employed entrepreneur; Member of the
				Supervisory Board of adv.orga Beteiligungen AG; Equinet AG(2)

Juergen Kerner(3)	2002	(4)	2008	Authorized representative of IG Metall, administrative
				center Augsburg; Member of the Supervisory Board of
				Fujitsu-Siemens Computers GmbH; IWKA Aktiengesellschaft

Dr.-Ing. Hubert H. Lienhard	1996		2008	Member of the Management Board of Voith AG; Member
				of the Supervisory Board of Kaefer Isoliertechnik GmbH
				& Co. KG; Voith Turbo Beteiligungs GmbH & Co. KG;
				Voith Paper Holding GmbH & Co. KG; Voith Fabrics
				Inc., USA; Sulzer AG, Switzerland

Jacques Loppion	1993		2008	President du Conseil d’Administration Groupe SNPE
				S.A., France; Member of the Supervisory Board of KME
				AG; Algeco S.A., France; Groupe Gascogne, France,
				S.A.I. Golf, France

Josef Scherer(3)	2003		2008	Chemical laboratory worker, SGL CARBON GmbH

Edelbert Schilling(3)	2003		2008	Technician, SGL ACOTEC GmbH

Andrew H. Simon (6)	1998		2008	Advisor and Member of the Supervisory Board of several
				companies; Member of the Supervisory Board of Kaffee
				Partner Holding GmbH; Associated British Ports plc.,
				United Kingdom; Brake Bros, Ltd., United Kingdom;
				Dalkia UK plc, United Kingdom; Ascent Investments
				Ltd.(2), United Kingdom; Finning International Inc., Canada

Hans-Werner Zorn(3)	2003	(5)	2008	Mechanical engineering technician, SGL CARBON GmbH

(1)	Terms end upon the adjournment of the annual shareholders’ meeting held in the year indicated.
(2)	Chairman
(3)	Employee representatives.
(4)	Appointed on September 13, 2002.
(5)	Appointed on February 27, 2003.
(6)	Financial Expert of Audit Committee

The members of the Supervisory Board may be contacted at the Company’s business address.

Committees

For the purpose of handling complex issues, the Supervisory Board establishes various committees in line with and on the basis of our articles of association. The Supervisory Board has established a Codetermination Committee, a Personnel Committee, an Ad-hoc Committee, an Audit Committee, a Strategy Committee, a Refinancing Committee and a Technology Committee. The

Back to Contents

Supervisory Board may, at its own discretion, establish, permanently or temporarily, other committees. In its resolutions regarding the establishment of other committees, the Supervisory Board is required to expressly outline the tasks of the new committee and its composition and to state whether the new committee shall be entitled to pass resolutions.

The Supervisory Board has established an Audit Committee that has primarily an advisory function. The Audit Committee deliberates on the annual financial statements and proposes the financial statements to the entire Supervisory Board. In addition, the Supervisory Board, upon proposal of its chairman, may resolve that the Audit Committee in its stead give the necessary approval (pursuant to article 3 para. 6 and 7 of the articles of association) for an increase of authorized capital. After discussion with senior management the Audit Committee also prepares the selection of the auditors, who is approved by decision of the annual meeting of the shareholders. In addition to these other tasks, the Audit Committee also determines additional points of emphasis in connection with the audit of financial statements that can expand the scope and object of the audit prescribed by law. The committee also makes certain arrangements with the auditors, makes proposals pertaining to the auditing mandate and to the fee for the preparation of the consolidated and statutory financial statements, deals with questions of risk management, and prepares the discussion of the Executive Committee’s report on allocation of charitable donations that exceed €10,000. The members of the Audit Committee are Andrew Simon (chairman), Utz-Hellmuth Felcht, Jürgen Kerner and Heinz Schroth. Mr. Andrew Simon is the financial expert of the Audit Committee.

All compensation paid by SGL to members of the Executive Committee must be approved by the Personnel Committee. The Personnel Committee comprises three members who meet four times per year or as and when required. The chairman and the vice-chairman of the Supervisory Board are permanent members of the committee. The third member is a member of the Supervisory Board who represents the shareholders and who is elected into the committee by the other members of the Supervisory Board. The members of the Personnel Committee are Utz-Hellmuth Felcht, Hansgeorg Hofmann and Heinz Schroth.

Compensation

We have entered into service agreements with all current members of the Executive Committee. These agreements generally provide for a base salary, an annual bonus plan, a pension plan and fringe benefits. For a discussion of the stock option and similar plans in which the management of the SGL Group participates, see ‘‘– Management and employee incentive plans.’’ We believe that the service agreements between SGL and the members of the Executive Committee provide for payments and benefits upon termination of employment that are in line with customary market practices. The remuneration of the Executive Committee and the number of shares held are as follows:

	Base salary	Bonus	SGL shares	Stock Options
				2000 to 2003
	T €	T €	no.	no.

R. J. Koehler	424	280	10,608	100,000
T. H. Breyer	294	200	13,330	60,000
Dr. H. Kottmann	284	170	5,734	45,000
Dr. B. Toniolo	294	200	3,558	60,000
Dr. K. Warning	294	200	11,340	60,000

Total	1,590	1,050	44,570	325,000

The remuneration paid to the members of the Executive Committee in fiscal year 2003, including the variable compensation from the previous year and payments in kind, amounted to €2.7 million. In addition, we paid €0.1 million to retired members of the Executive Committee or their surviving dependents. Pension provisions for these persons were €1.1 million as of December 31, 2003. The active members of the Executive Committee hold shares in SGL CARBON AG as part of their private assets. At December 31, 2003, these totaled 38,690 shares and 17,640 ADRs, corresponding to a total of 44,570 shares.

The aggregate amount of compensation paid by SGL to its senior executive officers who held office in 2003 (excluding members of the Executive Committee; including a 22% variable component) totals €1.5 million.

Back to Contents

The total remuneration paid to the members of our Supervisory Board amounted to €0.3 million. In 2003, the following amounts were payable:

in T €	Base	Additional
	remuneration	remuneration	Total

Prof. Dr. rer. nat. Utz-Hellmuth Felcht
Chairman	40	9	49
Franz Schaffer
Deputy Chairman (until April 30, 2003)	30	4	34
Heinz Schroth
Deputy Chairman (since April 30, 2003)	20	5	25
Hans-Georg Bartel (died Nov. 20, 2002)	14	0	14
Peter Fischer	20	1	21
Dr.-Ing. Claus Hendricks	20	5	25
Hansgeorg B. Hofmann	20	11	31
Jürgen Kerner	6	1	7
Dr.-Ing. Hubert Lienhard	20	5	25
Jacques Loppion	20	3	23
Lutz Mühring (until April 30, 2003)	20	2	22
Josef Scherer (since April 30, 2003)	0	2	2
Bert Schilling (since April 30, 2003)	0	2	2
Karl-Heinz Schneider	9	0	9
Andrew H. Simon	20	3	23
Hans-Werner Zorn (since Feb. 27, 2003)	0	5	5

Total	259	58	317

Additional remuneration consists of meeting attendance and committee membership allowance. The base remuneration of Supervisory Board members appointed for the first time in 2003 will be paid in 2004. Mr. Hansgeorg Hofman received an additional payment of €33,000 in fiscal year under a temporary consultancy agreement concluded with the approval of the Supervisory Board.

In addition, as of December 31, 2003, the members of our Supervisory Board held an aggregate number of 4,222 shares of SGL CARBON AG and 6,400 options to purchase shares of SGL CARBON AG (this concerns only the employee representative members of the Supervisory Board, who participate in the management and employee share incentive plans of SGL).

Approximately 500 key managers are eligible for participation in our annual bonus program. This program provides for annual bonus payments subject to the following factors: (i) the SGL Group’s income before taxes, (ii) the operating results of the respective business unit and (iii) the personal performance of the participating manager. Depending on the seniority and the position held by the participating manager, these bonus payments can equal between 25% and 70% of base salary.

Since 1998, a similar bonus plan was introduced for all non-exempt employees in Germany, replacing the previous profit-sharing plan. The bonus payment under this plan can amount up to 20% of an employee’s yearly base salary and is distributed in form of shares (30% of which are subject to a lock-up of one year). A similar bonus plan for exempt employees generally provides that 50% of the bonus payment be distributed in the form of shares.

Management Incentive Plans

At present, we maintain a total of five different management and employee incentive plans. The Long-Term Incentive Plan, which was introduced in 1996, originally consisted of the Stock Appreciation Rights Plan (the ‘‘SAR Plan’’) and the Long Term Cash Incentive Plan (the ‘‘LTCI Plan’’). While the exercise period of the SAR Plan will not end before 2006, the LTCI Plan with a maturity of three years already ended in 1999. The current LTCI Plan is valid for the period 2002-2004 (the ‘‘LTCI Plan 2002-2004’’). Since 1996, a Share Ownership Plan has been set up each year for all non-exempt employees of SGL Group. This was suspended in the year under review due to the capital increase implemented at the beginning of 2004. Furthermore, our annual general meeting on April 27, 2000 resolved on the introduction of a Share Plan (also called Matching Shares Plan) and a Stock Option Plan. The Share Plan was introduced in March 2001. The Stock Option Plan,

Back to Contents

implemented in July 2000, replaced the SAR Plan as its successor, whose vesting period ended in 2001, and has a maturity of five years.

SAR-Plan

Under the SAR Plan, the members of the Executive Committee and certain managers of the SGL Group have been granted stock appreciation rights (‘‘SARs’’). Each SAR represents (i) with respect to a participant who is a member of the Executive Committee, the right to receive an amount equal to the difference between the average share price as officially quoted on the Frankfurt Stock Exchange on March 16 of the year in which the option is exercised and the respective exercise price, which, ranges from €28.29 to €97.52 (after dilution-related adjustments due to the capital increase implemented at the beginning of 2004) and (ii) with respect to a participant who is an employee of the SGL Group, the right to purchase one share at the respective exercise price.

One SAR is equivalent to one share. The total number of shares associated with the SAR Plan is 840,500, which represents approximately 3.79% of all shares outstanding. SARs representing a total of 781,200 shares have been allocated to the members of the Executive Committee and 60 senior managers as of January 1, 2004. Of these SARs, 637,350 had been exercised as of December 31, 2003.

Under the SAR Plan, an option representing a specific number of SARs, as determined by the Executive Committee, or by the Supervisory Board if the participant was a member of the Executive Committee, was allocated to each participant at the beginning of the SAR performance cycle (January 1, 1996 – December 31, 2000) (an ‘‘SAR Option’’). The SARs allocated via this SAR Option vested within the vesting period (January 1, 1997 – January 1, 2001) in 5 equal annual installments of 20% each year on January 1 for the preceding financial year. Each vested SAR can be exercised during the period from March 1 to March 15 of each year, but no later than March 15, 2006, or upon termination of service (as described below).

From the net proceeds derived from the exercise of an SAR Option by a member of the Executive Committee, an amount that equals 15% of the gross profit must be applied by the participant for the purchase of the shares in the stock market. For this purpose, we will instruct a financial institution to acquire the shares for the account and in the name of the member of the Executive Committee. SGL or the relevant consolidated subsidiary will provide the financial means to effect the purchase directly to the financial institution from the participants’ funds derived from the exercise of the SAR. The financial institution will retain these shares on behalf of the member of the Executive Committee for the next twelve months. The remaining net proceeds will be paid to the member of the Executive Committee.

All of the shares purchased by a participant who is an employee of the SGL Group upon exercise of an SAR must immediately be resold by this employee. Exempted from this is a number of shares equivalent to the number of shares that can be purchased with 15% of the gross proceeds from the sale of all the shares. Such retained shares may not be sold and are restricted for a period of twelve months.

If the employment of a participant in the SAR Plan with the SGL Group terminates due to disability, death or termination without cause within one year of a change in control, any vested or non-vested SAR will be deemed exercised as of the date of separation from company. In the case of termination for cause, the participant’s right to exercise any SAR lapses. The Supervisory Board, at its own discretion and in accordance with the applicable law, may decide that the participant can exercise the vested SARs insofar as they part could have been exercised on the date of termination and were not exercised previously. In the case of retirement, termination without cause, or voluntary termination of employment, the participant’s right to exercise any non-vested SAR terminates and the SAR lapses. Vested SARs are deemed exercised on the date of separation from the company to the extent that they were exercisable at the date of termination of employment and were not exercised previously. If the employment of a participant who is a member of the Executive Committee terminates voluntarily without dispute within one year of a change in control, all SARs will be deemed exercised on the date of separation from company.

LTCI Plan 2002-2004

Under the LTCI Plan 2002-2004, the members of the Executive Committee and 36 senior managers are granted cash awards by SGL subject to the achievement of certain performance targets over a three-year period. The current plan period is 2002 through 2004. The maximum aggregate award is €7.8 million.

Back to Contents

The performance target that the SGL Group must reach in order for participating senior managers and Executive Committee members to be entitled to the maximum award under the LTCI Plan was set at a 2.3 to 1 ratio of net debt to EBITDA. The minimum requirement for the payment of any bonus is a ration of 3.6 to 1. The committee that is responsible for the administration of the LTCI Plan 2002-2004 may change these performance targets at the beginning of any year.

Participants in the LTCI Plan 2002-2004 must use a certain amount of the net proceeds of the plan that equals 15% of the gross proceeds to buy shares of SGL. For this purpose, SGL will instruct a financial institution to acquire the shares for the account and in the name of the relevant participant. The Company will provide the financial means to effect the purchase of the shares directly to the financial institution from the participant’s non-disbursed bonus payments. These shares will subsequently be deposited with the financial institution on behalf of the participant. The remaining proceeds will become due for payment on April 30, 2005.

If the employment of a participant in the LTCI Plan 2002-2004 with the SGL Group terminates due to retirement, disability, death or termination without cause, the participant will have the right to obtain a prorated award proportional to such participant’s tenure in the LTCI Plan 2002-2004 until the date of termination of service. If the employment of a participant with the SGL Group terminates with reference to a change of control and without cause, the participant will keep his right to obtain the full award as if he had remained with the company until the end of the performance cycle of the LTCI Plan. If a participant terminates employment with the SGL Group due to a voluntary termination for good cause, the participant will have the right to receive a prorated amount proportional to the participant’s tenure in the LTCI Plan 2002-2004 until the date of termination of service. In all of these cases, the participant is not required to obtain shares of SGL, but will be paid the full net proceeds. In the case of termination for cause or voluntary termination that is not caused by a change of control, the participant’s right to obtain any LTCI award terminates and such award lapses.

In relation to the means of calculation, the Supervisory Board meeting on December 5, 2003 specified that any capital increase implemented is to be neutralized in the calculation of the performance target. The meeting of the Executive Committee on December 22, 2003 also approved the same measure for senior management. The provisions recognized for the Executive Committee and senior managers in 2002 were reversed during the year under review.

Share Plan

In March 2001, we implemented a share plan (the ‘‘Share Plan’’) for the members of our Executive Committee and the top three levels of management below the Executive Committee. Under the plan, participants may invest up to 50% of their annual bonus in shares of SGL. If they hold these shares for at least two years, they will receive the same number of shares (the matching shares) in return for payment of a special bonus in a commensurate amount.

Our Share Plan was adopted by our shareholders at the annual general meeting of shareholders held on April 27, 2000. The maximum number of shares that may be reserved for the issuance of shares under the plan shall not exceed 250,000 new shares provided by authorized capital. The Share Plan was implemented effective March 31, 2001. At the end of March 2003, for the first time 20,508 new shares were issued from the capital increase from authorized capital to the senior managers and officers participating in the Share Plan during the 2001; 6,490 already outstanding shares, acquired in the stock market, were granted to members of the Executive Committee.

The Supervisory Board administers the plan for the members of the Executive Committee. Under the Share Plan, the Supervisory Board is authorized to grant shares in SGL to members of our Executive Committee. The Executive Committee administers the Share Plan for our senior managers and for the senior managers and officers of consolidated companies. Furthermore, under the Share Plan, the Executive Committee is authorized to select, in it own discretion, those senior managers of the Company as well as those members of the management and senior managers of consolidated companies who shall participate in the Share Plan. Level 1, 2 and 3 senior managers of SGL and its consolidated companies selected by the Executive Committee and members of the Executive Committee selected by the Supervisory Board may participate in the plan on a voluntary basis.

In order to participate in the plan, the selected employees and members of the Executive Committee must acquire shares in the stock market in an amount not exceeding 50% of their bonuses under our annual bonus plan at the relevant current price of the shares in the XETRA securities trading system on the Frankfurt Stock Exchange prior to the start of the plan. The shares acquired in the stock market are held for the participants in a blocked custody account for a two-year lock-up

Back to Contents

period. The participants may not dispose of the shares during the lock-up period in order to retain their entitlements to be granted matching shares at the end of the plan (as described below).

After the lock-up period, SGL will grant each participant a number of new matching shares from authorized capital (or, for the members of the Executive Committee, from a repurchase of shares) in an amount equal to the number of shares held for the benefit of each participant in the blocked custody account. The contribution in kind by the participants is a claim for the bonus payment payable at the end of the lockup period. After the end of the lock-up period, the participants receive the released shares and the matching shares.

In the event of a change of control, a merger or a change in corporate form, the shares that are blocked in the custody account are immediately released and the payment of the special bonus becomes immediately payable. In the event of a sale of an SGL Group company, the special bonus becomes immediately payable for those participants who will no longer be part of the SGL Group after the sale.

In case of a termination of the employment relationship between the Company and a participant, the blocked shares in the custody account will be immediately released. In case of termination due to retirement, disability, death or termination without cause, the affected participant will receive a cash payment in an amount equal to the pro rata portion of the special bonus that is proportional to the participant’s right to receive matching shares at the time of termination. In all other cases of termination, the participant will not receive any cash payment of the special bonus.

The 76 members of Executive Committees and senior managers who participated in the Share Plan as of March/April 2003 have purchased a total number of 58,811 shares in the stock market in connection with the Share Plan.

Stock Option Plan

SGL’s shareholders adopted the Stock Option Plan at their annual general meeting held on April 27, 2000. The maximum number of shares that may be reserved for issuance under the plan may not exceed 1,600,000 shares from conditional capital. The options may be granted until the end of the year 2004. The Stock Option Plan was implemented effective July 2000.

The Supervisory Board will administer the plan for the members of our Executive Committee. Under the Stock Option Plan, the Supervisory Board is authorized to grant options on shares to members of the Executive Committee. The Executive Committee will administer the Stock Option Plan for approximately 150 senior managers and officers of SGL and its consolidated companies. For this purpose, under the Stock Option Plan, the Executive Committee is authorized to grant options to those senior managers as it determines, and to members of the management and senior managers of its consolidated companies. In each case, the Supervisory Board or the Executive Committee, will offer and transfer new shares upon exercise of the options out of the conditional capital created for that purpose.

The stock options will be allocated as follows:

•	executive Committee up to 30%;

•	senior managers of the Company up to 20%;

•	members of management of consolidated companies up to 20%; and

•	remaining senior managers of consolidated companies up to 30%.

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

The options have a term of ten years starting on the date of grant and will expire, without compensation, if they are not exercised before this period elapses.

The options may not be exercised until a two-year qualifying period has elapsed, which period begins on the day following the date of grant, resulting in an exercise period of eight years. During the exercise period, exercise of the options is possible only on trading days during defined trading

Back to Contents

windows. For each tranche of options, there will be two trading windows of ten days in which options may be exercised following our public reporting dates. These trading windows will be determined by the Supervisory Board if members of the Executive Committee are granted options, and by the Executive Committee for options granted to the remaining participants.

Options may be exercised only if the SGL Group has met its performance target at the time the options are exercised. The performance target is the increase in the total shareholder return of the shares. The Stock Option Plan defines total shareholder return as the share price plus reinvested dividends plus the value of the options. Total shareholder return must increase by at least 15% against the exercise price for options to be exercisable.

The strike price to be paid by participants under the Stock Option Plan will be calculated based upon the average closing price of the shares on the XETRA securities trading system of the Frankfurt Stock Exchange for the last 20 trading days before the relevant options are granted, without taking into account incidental purchase costs. The minimum amount to be paid will be the proportional interest in SGL’s share capital per share.

The options are subject to certain terms and conditions of sale, namely, participants must retain a minimum number of shares of SGL equal to 15% of the gross proceeds (equals the difference between the strike price and the exercise price of all options exercised by the participants) for an additional twelve months. The conditions of the Stock Option Plan provide for protection against dilution.

Granted options will lapse if the participant’s employment is terminated before the end of the two-year lock-up period. If the employment is terminated after the end of the two-year lock-up period, granted options will not lapse, but they must be exercised as soon as possible. In the event of termination due to a change of control before the end of the lock-up period, the participant will receive a cash payment for the granted options; in the event of such termination after the end of the lock-up period, the options will not lapse and may be exercised immediately.

The number of options granted, and their respective strike prices after dilution-related adjustments due to the capital increase implemented at the beginning of 2004, are as follows:

•	as of July 3, 2000, 234,500 options were granted to the members of the Executive Committee and 151 senior managers at a strike price of €67.71;

•	as of January 16, 2001, 257,000 options were granted to the members of the Executive Committee and 155 senior managers at a strike price of €53.08;

•	as of January 16, 2002, 261,000 options were granted to the members of the Executive Committee and 170 senior managers at a strike price of €20.26;

•	as of August 12, 2002, 247,000 options were granted to the members of the Executive Committee and 154 senior managers at a strike price of €12.91; and

•	as of January 16, 2003, 258,500 options were granted to the members of the Executive Committee and 168 senior managers at a strike price of €3.61.

A total of 1,258,000 options have been granted to participants under the Stock Option Plan. None of these options have been exercised.

Change in Control

In March 2002, the Personnel Committee (Personalausschuss) of the Supervisory Board resolved to enter into a Change in Control Agreement with the members of the Executive Committee, and the Executive Committee resolved to enter such an agreement with certain senior managers.

For the purposes of this agreement with senior management (Executive Committee members and other selected senior managers), a change in control will occur if

•	an investor or a group of investors directly or indirectly acquires more than 30% of the voting rights in SGL;

•	the general meeting of shareholders consents to a combination by merger with another entity, a takeover by another entity or the new formation of another entity; or

•	the consolidated company in which the senior managers are employed leaves the SGL Group.

If, following a change in control, SGL or a consolidated company intends to terminate without cause the employment of a manager who is party to the change in control agreement, or if the

Back to Contents

manager intends to end the employment relationship with good reasons, the manager will be offered a separation agreement terminating employment with a notice period of three months from the end of the then current month. This offer will lapse if the manager is offered a position appropriate to his qualifications in another SGL Group company.

The settlement under the separation agreement will include payment of three times annual salary for the chairman of the Executive Committee and two times annual salary (in each case including bonuses) for other members of the Executive Committee and senior managers. The term of the agreement runs until December 31, 2004, and the agreement may thereafter be terminated annually at the end of the year. Senior managers may assert a claim for a separation agreement only within 18 months following the change in control.

Board Practices

We have entered into service agreements with all current members of our Executive Committee. These agreements generally provide for base salary, an annual bonus plan, a pension plan and fringe benefits. For a discussion of the stock option and similar plans in which the management of the SGL Group participate, see ‘‘– Management Incentive Plans’’. We believe that the service agreements between SGL and the members its Executive Committee provide for ordinary payments and benefits upon termination of employment that are in line with customary market practices.

All compensation paid to the members of SGL’s Executive Committee must be approved by the Personnel Committee of the Supervisory Board. The Personnel Committee consists of three members who meet four times annually, or on an as-needed basis. The chairman and the deputy chairman of the Supervisory Board sit on the Committee as permanent members, and the third member is a member of the Supervisory Board who represents the shareholders and is elected to the Committee by the other members of the Supervisory Board. The current members of SGL’s Personnel Committee are Utz-Hellmuth Felcht, Hansgeorg Hofmann and Heinz Schroth.

For a discussion of the terms of office of the current members of the Supervisory Board and the Executive Committee of SGL, see ‘‘– Directors and Senior Management’’.

Employees

At the end of 2003, we employed a global workforce of 6,926 people, 434 less than at the end of the previous year. The drop was primarily due to portfolio adjustments and cost-cutting measures. The number of people employed in our established businesses – Carbon and Graphite, Graphite Specialties and Corrosion Protection – declined by 484 to 6,067 at December 31, 2003 (December 31, 2002: 6,551). Due to the production of components for the new Airbus A-380, the workforce at SGL Technologies grew by 48 to 805 (December 31, 2002: 757).

As a result of these changes, the percentages of the global workforce employed in individual business areas slightly differed compared with the previous year. The percentage of employees in the Carbon and Graphite business area dropped to 41% (2002: 42%) and in the Corrosion Protection business area from 28% in 2002 to 27% in 2003. The percentage of employees in the Graphite Specialties business was 20% (as in 2002 and the percentage of employees in SGL Technologies increased from 10% to 12% of the total. As in the previous year the percentage of employees in Germany was 43% and for the rest of Europe 36%, while the percentage in North America increased to 17% (2002: 16%) and the percentage in other countries declined to 4% (2002: 5%).

Share Ownership

Neither the members of the Supervisory Board and Executive Committee nor any other officers serving in the management of the SGL Group beneficially own 1.0% or more of the outstanding Shares or of the shares of any of SGL's subsidiaries.

Back to Contents

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of April 1, 2004, SGL had 55.835.290 shares outstanding.

The Shares are issued only in bearer form. We are therefore unable to determine how many shares any given shareholder owns. To the best of our knowledge, SGL is not controlled, directly or indirectly, by another corporation or by any government, and there are no arrangements known to us that may at a subsequent date result in a change in control of SGL.

As of March 2004, there were 407 registered holders of American Depositary Receipts under our sponsored program with JPMorgan Chase Bank. Our ADRs are listed on the New York Stock Exchange. Each ADR represents one third of a share.

Under Section 21 of the German Securities Trading Act (Wertpapierhandelsgesetz), holders of voting securities of a German company (including SGL) admitted to official trading on a stock exchange within the European Union or the European Economic Area are obliged to notify both the company and the German Federal Supervisory Authority for Financial Services (Bundesanstalt fuer Finanzdienstleistungsaufsicht) promptly and in writing of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds. These thresholds are set at 5%, 10%, 25%, 50% and 75% of a company’s outstanding voting rights. If a shareholder fails to notify the company as required, the shareholder will be disqualified from exercising the voting rights attached to its shares, for so long as such failure continues. The German Securities Trading Act contains various rules designed to ensure the attribution of shares to the person who has effective control over the shares.

SGL has received following notifications from major shareholders under Section 21 of the German Securities Trading Act during the last 12 months:

		beneficial ownership in

		number of	% of voting
Company	date of notification	shares	rights

Allianz AG	April 23, 2003	n.a.	5.004	(1)
Allianz AG	July 7, 2003	n.a.	4.37	(1)
Capital Group Companies	April 7, 2003	1,081,682	4.95	(1)
COMINVEST Asset Management GmbH	October 10, 2003	n.a.	5.51	(1)
Eureka (Euro) Fund Limited	March 2, 2004	3,794,663	6.84	(2)
Morgan Stanley	October 24, 2003	1,381,855	6.23	(1)
Morgan Stanley	October 30, 2003	1,053,025	4.75	(1)
Morgan Stanley	December 8, 2003	1,100,562	4.96	(1)
Morgan Stanley	November 26, 2003	1,421,414	6.40	(1)
Morgan Stanley	February 6, 2004	2,339,794	4.22	(2)
Oppenheimer Funds	August 13, 2003	1,090,513	4.92	(1)

(1)	based on 22,184,958 shares
(2)	based on 55,462,395 shares

Related Party Transactions

In the course of its business activities, the SGL Carbon Group renders services to related companies and persons. In turn, these persons and companies deliver goods or render services to the SGL Carbon Group as part of their business. All these transactions are settled on an arm’s length basis. Receivables from unconsolidated subsidiaries and associates amount to €28.6 million, and the corresponding liabilities amount to €6.2 million. Details are presented in the notes to the relevant balance sheet and income statement items.

In August 2001, Paul W. Pendorf was appointed Chief Executive Officer of HITCO CARBON Composites, Inc. Mr. Pendorf has a 6% minority interest in this company. The SGL Carbon Group granted Mr. Pendorf a loan, secured by the proceeds from the future sale of his shares in HITCO, to finance the purchase price. The related shareholders’ agreement of August 3, 2001, which was replaced and updated by a substantially similar agreement on September 5, 2003, also provides, among other things, for additional options that can be exercised by either side in certain specific cases or (with the exception of HITCO) after no more than three years at a price fixed according to a specific formula. Specifically, SGL CARBON LLC and HITCO hold a call option granting them the right to acquire

Back to Contents

Mr. Pendorf’s shares in HITCO, and Mr. Pendorf holds a put option granting him the right to sell his HITCO shares to SGL CARBON LLC. Mr. Pendorf may only exercise his option on or after September 5, 2006. Mr. Pendorf is also a shareholder of AMT II Corp. (‘‘AMT II’’), a company that entered into a management services agreement with HITCO in 2001. This agreement was amended and replaced in the summer of 2003 by a new agreement that calls for a manager to be made available on a temporary basis. In addition, an option agreement from August 2001 was terminated, whereby an option of AMT II to acquire 43% of the shares of HITCO expired.

Mr. Hansgeorg Hofman received an additional payment of €33 thousand in fiscal year 2003 under a temporary consultancy agreement concluded with the approval of the Supervisory Board.

At December 31, 2003 and 2002 there were also call-in obligations of USD 3.8 million and USD 3.6 million for shares in an unconsolidated subsidiary.

Interest of Experts and Counsel

Not applicable.

Back to Contents

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18.

Export Sales

In 2003 approximately 68% of all products produced by the SGL Group in Germany, having an estimated total value of €384.4 million, and approximately 10% of all products produced by the SGL Group in the United States, having an estimated total value of €21.0 million, were exported to other countries.

Legal Proceedings

We cannot predict the ultimate outcome of the legal proceedings described below in which a final decision is still pending. However, in light of the nature of the allegations, the unspecified amounts of the damages sought and the potential for treble damages in antitrust suits, liabilities arising from these proceedings could substantially exceed the provisions we have established for this purpose and, as a result, could have a material adverse effect on our business, results of operations and financial condition. See ‘‘Risk Factors – Risks relating to our business – We are party to several antitrust proceedings.’’

Antitrust Proceedings

SGL was subject to an investigation by the U.S. Department of Justice in connection with allegations of price fixing in the graphite electrodes industry. This investigation culminated in a negotiated plea agreement, pursuant to which SGL pleaded guilty on June 16, 1999 in the U.S. District Court for the Eastern District of Pennsylvania to a violation of the U.S. Sherman Act. SGL was fined a total of $145 million, consisting of $135 million to be paid by SGL and $10 million to be paid by the Chairman of our Executive Committee, Mr. Robert J. Koehler. SGL has now paid Mr. Koehler’s fine in its entirety. SGL has made payments of its fine in the aggregate amount of $55.75 million through September 30, 2003. The payment terms for SGL’s fine have been restructured and extended twice; the remainder of the fine is now scheduled to be paid in additional installments through March 2007. In connection with an investigation by Canadian antitrust authorities, SGL was fined C$12.5 million on July 18, 2000 after entering into a plea agreement. To date, about half of this amount (C$6.5 million) has been paid, and the other half is payable in two installments of C$3.0 million, each until 2005.

We have also been subject to investigations by the competition directorate of the European Commission. Like the DOJ investigation in the United States, these investigations refer primarily to acts occurring in the 1990s. Unlike the investigations by the DOJ and the Canadian authorities, each of which concluded in a single plea agreement covering all carbon and graphite products, the European Commission is investigating individual groups of carbon and graphite products separately. On July 18, 2001, two years after the plea agreement in the United States, the European Commission imposed an €80.2 million fine on SGL with respect to graphite electrodes, which bears interest at 6.04% annually and is secured by a bank guarantee. We are currently appealing the total amount of this fine before the European Court of First Instance in Luxembourg. Our appeal contends primarily that the fine includes amounts penalizing the same actions more than once and that the total amount of the fine is disproportionate. We are expecting a decision at first instance in the first half of 2004.

The European Commission has also conducted a separate investigation of similar allegations with respect to specialty graphites (isostatic graphite and extruded graphite) for the period between 1992 and 1998. We cooperated fully with the Commission and were assessed a fine of €27.75 million on December 17, 2002, which currently bears interest at 4.75%. We are also appealing the total amount of this second fine, on substantially the same grounds as in the graphite electrodes case. We are expecting a decision on this appeal at the earliest at the end of 2004 or beginning of 2005. To date, we have neither made any payments nor given any security in connection with this proceeding.

In connection with the proceedings described above, the European Commission continued its investigations into other carbon and graphite products (for acts during the period through the late 1990s) and, in May 2003, filed complaints against SGL and other specialty graphites manufacturers regarding allegations related to the ‘‘Electrical and Mechanical Carbon and Graphite Products’’ area of our business. In this proceeding, the European Commission imposed a fine of €23.6 million on us on December 3, 2003. We are currently appealing the amount of this fine before the European Court

Back to Contents

of First Instance. To date, we have neither made any payments nor given any security in connection with this proceeding.

On March 20, 2002, the Korean Fair Trade Commission decided to impose a fine of 963 million Korean won (approximately €0.7 million) against SGL for alleged cartel activities in violation of Korean antitrust laws. We filed an appeal to the KFTC in May 2002. After the KFTC confirmed its original ruling, we appealed this decision to the Seoul High Court in September 2002. This appeal was rejected on September 3, 2003. We filed an appeal against this decision with the Korean Supreme Court on September 16, 2003.

Civil suits resulting from antitrust violations

In July 1997, four separate class action suits were filed against The Carbide/Graphite Group, Inc., UCAR International, Inc. (now GrafTech), SGL and SGL CARBON Corp. (now SGL CARBON, LLC) in the U.S. District Court for the Eastern District of Pennsylvania. Those suits, which were later consolidated into a single action, alleged violations of Section 1 of the Sherman Act and sought unspecified damages on behalf of all persons who purchased graphite electrodes in the United States from the defendants during the period from 1992 through the filing of the litigation. The District Court certified a class consisting of all purchasers of graphite electrodes in the United States during the period from July 1, 1992 through and including June 30, 1997. Seven additional suits against SGL, SGL CARBON Corp. and other defendants, which contained allegations similar to those asserted in the consolidated action, were either filed in or transferred to the District Court. An eighth suit, initially filed in 1998 by Chaparral Steel Co. and two affiliates against SGL, SGL CARBON Corp. and other defendants in a Texas state court, alleged violations of Section 15.05(a) of the Texas Business and Commerce Code, and asserted other claims and sought unspecified damages. A ninth suit, filed by Bethlehem Steel Corp. in the U.S. District Court for the Middle District of Pennsylvania, also asserted other claims and sought unspecified damages. We have reached settlements in all of these cases. In addition, in 1999 we settled a civil lawsuit filed in Ontario court in Canada by 14 Canadian purchasers of graphite electrodes.

Four additional suits were filed in the U.S. District Court for the Eastern District of Pennsylvania against SGL and a number of other graphite electrode manufacturers or their affiliates by predominantly non-U.S.- based purchasers of graphite electrodes. One such action, filed on February 10, 1999, was instituted on behalf of Ferromin International Trade Corp. and a group of graphite electrode purchasers from six countries in Europe and Asia. A second suit, filed on September 24, 1999, was brought on behalf of Broken Hill Proprietary Co., Ltd., an Australian company, and three of its subsidiaries. In a single opinion covering both cases, on June 13, 2001, the District Court granted in part and denied in part the defendants’ motions to dismiss the plaintiffs’ claims for lack of standing and lack of subject matter jurisdiction. The District Court dismissed with prejudice the claims of 20 plaintiffs whose purchases of graphite electrodes had no connection to the United States (which claims accounted for the majority of the damages sought by the plaintiffs), but allowed the claims of 13 other plaintiffs to proceed. The 20 plaintiffs appealed the portion of the order dismissing their complaints; the defendants appealed the portion of the order denying their motion to dismiss the claims of the remaining 13 plaintiffs. The Ferromin and Broken Hill appeals were argued on March 11, 2003, but the court has not yet issued an opinion. In addition, an action filed in the District Court by Saudi Iron and Steel Company named SGL and SGL CARBON, LLC as defendants. The District Court dismissed this action without prejudice in July 2001 pending the outcome of the Ferromin and Broken Hill appeals. The order dismissing the case provided that the case would be ‘‘still considered active’’ in the interim, although no further proceedings have occurred since the order was issued. All of these suits make allegations similar to those in the consolidated action before the District Court and seek similar relief. Arbed, S.A. and four additional graphite electrode purchasers filed another action on February 19, 2002, against defendants including SGL and SGL CARBON Corp. This action was dismissed with prejudice in a decision handed out on August 13, 2003, although the plaintiffs’ time to appeal that decision will not expire until after judgment is entered with respect to the other defendants.

In addition, in December 1999, Globe Metallurgical, Inc. filed a complaint in the District Court for the Eastern District of Pennsylvania against SGL among others, seeking damages for alleged violations of Section 1 of the Sherman Act in connection with the sale of carbon electrodes. We have settled this case. In July 2000, Elkem Metals Company, Inc. and Elkem Metals Company Alloy L.P. sued defendants including SGL CARBON Corp. in the District Court for the Southern District of West Virginia, also alleging violation of Section 1 of the Sherman Act in connection with the sale of

Back to Contents

carbon electrodes. That case was transferred to the District Court for the Eastern District of Pennsylvania for pretrial proceedings and subsequently settled.

In the period between April 10, 2000, and October 2, 2002, five purchasers of isostatic graphite – Industrial Graphite Products, Inc., Ceradyne, Inc., Schutte & Koerting, Inc., Graphite Machining Inc. and Graphite Sales & Machine, Inc. – filed a series of class actions in the District Court for the Eastern District of Pennsylvania against defendants including SGL and SGL CARBON Corp. These complaints were consolidated into a single action, which seeks damages for alleged violations of Section 1 of the Sherman Act on behalf of all those who purchased non-machined and semi-machined isostatic graphite in the United States from the defendants. We have entered into an agreement settling all of these claims, although final court approval of the settlement is still pending. The settlement hearing is scheduled for May 24, 2004.

On March 27, 2002, two purchasers of carbon cathode block, Northwest Aluminum Company and Goldendale Aluminum Company, filed a complaint in the U.S. District Court for the District of Oregon against, among others, SGL and SGL CARBON Corp. This suit seeks damages for alleged violations of Section 1 of the Sherman Act in connection with the sale of carbon cathode block. SGL filed a motion to dismiss this suit for lack of personal jurisdiction; this motion was granted. SGL CARBON Corp. filed a motion to dismiss for improper venue based on a forum selection clause in a contract between the parties. This motion was rejected.

On December 27, 2002, Ceradyne filed another putative class action in the U.S. District Court for the District of New Jersey, against defendants including SGL and SGL CARBON Corp. That complaint seeks damages for alleged violations of Section 1 of the Sherman Act on behalf of all those who purchased bulk (extruded) graphite products in the United States from the defendants during the period from July 1, 1992, to the present. Since then, four other companies have filed separate complaints, in the District Courts for the District of New Jersey and for the Eastern District of Pennsylvania, based on substantially identical claims. The various plaintiffs have filed a consolidated complaint that also names SGL CARBON LLC, SGL Carbon GmbH and Robert Koehler as defendants. SGL and SGL CARBON LLC have (separately) moved to dismiss the consolidated complaint on various grounds, including the statute of limitations, the failure to state a claim and, with respect to SGL only, personal jurisdiction. The Court’s decision on these motions is still pending.

SGL CARBON LLC, SGL Carbon Corp., and SGL Technic Ltd. (among others) have been named as defendants in an action brought in California Superior Court by the City and County of San Francisco on behalf of a putative class of indirect purchasers of electrical carbon products from January 1, 1990 to the present. The same entities, together with SGL (and others), were also named as defendants in another action brought in California Superior Court by other plaintiffs on behalf of the same putative class (except that, in the latter case, the class period dates back to 1989). Both complaints allege that the manufacturers sued in the action violated California’s Cartwright Act and Unfair Competition Act by conspiring to fix the price of electrical carbon products. The plaintiffs in both cases seek damages in an unspecified amount and other relief. SGL CARBON LLC has filed a demurrer seeking dismissal of each complaint on various grounds, including the statute of limitations and the failure to state a claim. The briefs opposing these demurrers have not yet been submitted. SGL and SGL CARBON LLC, have also been named as defendants in an action brought in the United States District Court for the District of New Jersey on behalf of a putative class of direct purchasers of electrical carbon products during the period January 1, 1990 through December 31, 2001. SGL CARBON LLC has been served with this complaint but has not yet had to respond.

Other proceedings

In 1987 a U.S. federal court in Portland, Oregon rendered a judgment in favor of American Insurance in the amount of $1.3 million against the defendant Keramchemie GmbH (now SGL ACOTEC GmbH). Arguing that this judgment was invalid because the Portland court lacked jurisdiction to hear the case, Keramchemie refused to pay. American Insurance then commenced litigation in the courts at Koblenz, Germany to obtain enforcement of the judgment. After the trial court ruled in favor of American Insurance, that ruling was appealed to the Higher Regional Court. This appeal, in turn, was rejected, and SGL ACOTEC GmbH has appealed that holding.

After a decision of its Special Committee on June 4, 1998, the Italian National Social Security Agency informed SGL CARBON S.p.A., a wholly owned subsidiary of SGL, that SGL CARBON S.p.A. was not entitled to certain payments it had received from the Italian government from 1991 to 1993 under a law providing for reimbursements to corporations that used reduced operating time. It is

Back to Contents

possible that the National Social Security Agency could impose civil sanctions against SGL CARBON S.p.A. To cover these potential sanctions, we have established provisions in the amount of €1.2 million.

In addition, from time to time, SGL and its subsidiaries are parties to or targets of lawsuits, claims, investigations and other proceedings in the ordinary course of business. We do not expect any liabilities that may arise from these proceedings to have a material effect on our business, results of operations or financial condition.

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

Except as described herein, holders of ADRs are entitled to receive dividends on the Shares represented by the ADRs evidenced by such ADRs. Any cash dividends payable to such holders are paid to JPMorgan Chase Bank of New York as Depositary in Euros and, subject to certain exceptions, converted into U.S. dollars. The amount of dividends received by holders of ADRs will be affected by fluctuations in exchange rates. See Item 3. ‘‘Key Information – Selected Financial Data –Exchange Rates’’.

Dividends paid on Shares and dividends paid to holders and beneficial owners of ADRs are subject to deduction of German withholding tax. See Item 10, ‘‘Additional Information – Taxation’’.

The payment of future dividends will be dependent on SGL’s earnings, the terms of our syndicated credit facility agreement and the terms and conditions of the senior notes, its financial condition and cash requirements, general business conditions in the markets in which it operates, legal, tax and regulatory considerations and other factors. There can be no assurance as to particular amounts that would be paid from year to year. See Item 10, ‘‘Additional Information – Material Contracts’’.

Significant Changes

See Note 36 to our consolidated financial statements.

Back to Contents

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

Nature of Trading Market and Stock Price History

The table below shows the high and low sales prices of the SGL‘s American Depositary Receipts on the New York Stock Exchange for the periods indicated.

Year Ended			Average Daily
	$ per ADR(1)(2)		Trading Volume(3)

	High	Low

December 31, 1998	44.13	19.25	3,200
December 31, 1999	28.75	13.25	2,800
December 31, 2000	37.25	16.25	700
December 31, 2001	22.00	4.60	1,200
December 31, 2002	8.45	1.60	1,600
December 31, 2003	6.95	2.78	10,400

			Average Daily
Quarter Ended	$ per ADR(1)(2)		Trading Volume(3)

	High	Low

March 31, 2001	22.00	10.70	2,300
June 30, 2001	14.45	9.60	1,100
September 30, 2001	11.60	4.60	1,300
December 31, 2001	8.25	6.00	1,400
March 31, 2002	8.45	6.20	1,300
June 30, 2002	7.85	6.00	1,200
September 30, 2002	6.96	1.95	1,900
December 31, 2002	3.25	1.60	2,800
March 28, 2003	5.30	2.78	7,300
June 30, 2003	5.50	5.00	2,721
September 30, 2003	6.98	5.69	19,155
December 31, 2003	6.70	5.65	10,627
March 31, 2004	8.00	3.71	39,282

(1)	Source: JP Morgan/Bloomberg.
(2)	Each ADR represents one third of one share.
(3)	Rounded to the nearest 100.

Back to Contents

Month Ended			Average Daily
	$ per ADR(1)(2)		Trading Volume(3)

	High	Low

October 31, 2002	3.25	1.60	3,300
November 30, 2002	2.80	2.15	3,900
December 31, 2002	3.07	2.60	1,100
January 31, 2003	4.60	2.78	2,700
February 28, 2003	4.30	3.57	2,600
March 31, 2003	5.34	4.26	15,976
April 30, 2003	4.98	4.26	2,543
May 31, 2003	5.50	4.36	4,267
June 30, 2003	5.15	4.08	1,352
July 31, 2003	6.42	4.95	33,286
August 31, 2003	6.98	5.87	13,062
September 30, 2003	6.92	5.50	10,443
October 31, 2003	6.70	5.69	7,000
November 30, 2003	6.30	4.31	20,342
December 31, 2003	6.00	4.80	10,677
January 31, 2004 (4)	8.00	5.52	18,050
February 29, 2004 (4)	6.78	4.25	33,437
March 31, 2004 (4)	4.44	3.40	62,574

(1)	Source: JP Morgan/Bloomberg.
(2)	Each ADR represents one third of one share.
(3)	Rounded to the nearest 100.
(4)	ADR prices after February 12, 2004, present the ADR price after payment of net proceeds due to the capital increase of shares in January 2004

The table below shows the high and low sales prices in euro of SGL’s shares on the Frankfurt Stock Exchange/XETRA for the periods indicated.

Year Ended			Average Daily
	Euro per Share(1)		Trading Volume(3)

	High	Low

December 31, 1998	127.30	49.10	106,900
December 31, 1999	78.80	36.20	71,400
December 31, 2000	115.00	55.00	85,400
December 31, 2001	72.00	15.10	98,700
December 31, 2002	28.90	5.10	110,800
December 31, 2003	13.76	5.51	242,416

Back to Contents

			Average Daily
Quarter Ended	Euro per Share(1)		Trading Volume(3)

	High	Low

March 31, 2001	72.0	34.7	63,400
June 30, 2001	51.2	31.6	100,300
September, 2001	41.5	15.1	65,700
December 31, 2001	28.9	17.9	110,800
March 31, 2002	28.9	18.8	95,600
June 30, 2002	25.8	18.1	73,100
September 30, 2002	20.4	5.50	93,900
December 31, 2002	9.60	5.10	192,000
March 31, 2003	13.8	7.80	173,000
June 30, 2003	10.99	7.46	187,633
September 30, 2003	13.76	9.27	193,745
December 31, 2003	12.81	8.26	358,373
March 31, 2004 (3)	12.45	8.10	672,731

(1)	Source: JP Morgan/Bloomberg.
(2)	Rounded to the nearest 100.
(3)	Share prices after January 22, 2004, present the share price after our capital increase in January 2004
Share prices before January 1999 reported in Deutsche Mark were converted into Euro at the official fixed conversion rate of DM 1.95583 per € 1.00.

			Average Daily
Month Ended	Euro per Share(1)		Trading Volume(3)

	High	Low

October 31, 2002	9.67	5.10	175.200
November 30, 2002	8.26	6.30	229.500
December 31, 2002	9.50	7.50	171.300
January 31, 2003	12.25	7.75	216.000
February 28, 2003	11.46	9.50	129.900
March 31, 2003	13.77	11.35	159.400
April 30, 2003	9.97	8.34	191,328
May 31, 2003	10.99	7.72	199,288
June 30, 2003	9.83	7.46	172,458
July 31, 2003	11.50	9.27	221,111
August 31, 2003	13.76	10,96	189,270
September 30, 2003	13.47	10.45	169,405
October 31, 2003	12.81	10.24	158,011
November 30, 2003	12.17	8.26	440,521
December 31, 2003	10.85	8.32	514,445
January 31, 2004 (3)	12.45	9.39	632,190
February 29, 2004 (3)	12.25	10.05	623,356
March 31, 2004 (3)	10.71	8.10	756,316

(1)	Source: JP Morgan/Bloomberg.
(2)	Rounded to the nearest 100.
(3)	Share prices after January 22, 2004, present the share price after our capital increase in January 2004.

On January 15, 2004, an extraordinary general meeting took place in Wiesbaden. Our shareholders approved a capital increase (approval of 99.6%) in the form of the issue of 33,277,437 new shares as proposed by the SGL Carbon’s management. This resolution opened the way for a comprehensive three-part financing package (capital increase, senior notes and syndicated loans) worth €866 million (for further information, see Item 5, ‘‘Operating and Financial Review and Prospects –Liquidity and Capital Resources’’ and Note 19 of the financial statements). The subscription offer was published on January 21, 2004 (record date). In this context, existing shareholders could subscribe three new shares for two existing shares of SGL Carbon at the price of €8.00 per share. The subscription period, including the beginning of subscription rights trading, started on January 22,

Back to Contents

2004. From that date, the shares were traded without their previously related subscription rights. This led to a decrease in the share price from this date. The end of trading of subscription rights was on February 3, 2004. The new shares were added to the existing listing of SGL Carbon shares on February 6, 2004. As of that date, the number of our outstanding shares amounted to 55,462,395 (compared to 22,184,958 before the capital increase).

The entire share capital of SGL consists of a single class of shares. All shares are in bearer form and freely transferable. All shares are listed under the trading symbol ‘‘SGL’’ and have an identical ISIN-Code (DE0007235301). The shares are listed in Germany on the Frankfurt, Berlin/Bremen, Du¨sseldorf, Hamburg, Hanover, Munich and Stuttgart stock exchanges. Since March 18, 1996, the Shares have been included in the MDAX Index. On March 24, 2003, the new index model of the Frankfurt Stock Exchange came into effect. SGL remained in the MDAX, which now consists of 50 companies.

On February 19, 2004, we paid net proceeds of $1.57294 per ADR to holders of our ADRs under our ADR program on the record date of February 12, 2004 (ratio: 3 ADRs:1 ordinary bearer share). We did not conduct a public offering of subscription rights in the United States. Instead, our depositary bank, JP Morgan Chase, sold the rights outside the United States on behalf of ADR holders and paid the net proceeds from the sale to the ADR holders as described above.

The ADRs, each representing one third of one share, are listed on the NYSE under the trading symbol ‘‘SGG’’and have traded on the NYSE since June 5, 1996. On March 11, 2004, we had 1,532,508 outstanding ADRs. The ADRs are issued under the terms of a Deposit Agreement, dated June 4, 1996, as amended as of February 22, 2000, among SGL, JPMorgan Chase Bank (formerly the Morgan Guaranty Trust Company of New York), as depositary, and the holders and beneficial owners from time to time of the ADRs issued thereunder.

Plan of Distribution
Not applicable.

Markets
Not applicable.

Selling Shareholders
Not applicable.

Dilution
Not applicable.

Expenses of the Issue
Not applicable.

Back to Contents

ITEM 10.   ADDITIONAL INFORMATION

Share Capital

Not applicable.

Memorandum and Articles of Association

Registration and Corporate Purpose

SGL is registered in the commercial register (Handelsregister) of the local court (Amtsgericht) in Wiesbaden, Germany under the number HRB 9448. SGL’s Articles of Association provide that the purpose of SGL is to operate as a holding company for a group of firms, particularly those that manufacture and market:

•	any kind of carbon products, especially industrial products of natural and artificial carbon and graphite,

•	materials and products on the base of carbon or graphite, such as fibers, composite materials, foils and process equipment including industrial facilities,

•	other ceramic materials and products,

•	corrosion resistant materials, and

•	other substances and products that can be produced or extracted in connection with these fields of activities.

SGL may also itself engage in activities described above and may make resources and funds available to companies in which it holds an interest. In addition, SGL may establish, acquire, take holdings in or consolidate other companies, and is authorized to take shares in any kind of company, especially for the purpose of investing Group funds.

Corporate Governance

German corporate governance practices generally stem from the provisions of the German Stock Corporate Act (‘‘AktG’’), the German Codetermination Act (‘‘MitBestG’’) and the German Corporate Governance Code revised in May 2003. German standards differ from the corporate governance listing standards applicable to U.S. domestic companies which have been adopted by the New York Stock Exchange, or NYSE and approved by the SEC as described below:

German stock corporations (Aktiengesellschaft) have three corporate organs – a general meeting of shareholders, an executive committee (Vorstand) and a supervisory board (Aufsichtsrat). The German Stock Corporation Act requires a clear segregation of duties between management and oversight functions and therefore prohibits simultaneous membership on both boards. Members of the executive committee and the supervisory board must exercise the standard of care of a prudent and diligent business person when carrying out their duties. In complying with this standard of care, members must not only take into account the interests of shareholders, as would typically be the case with a U.S. board of directors, but also the interests of other constituents, such as the company’s employees, and, to some extent, the public interest.

The executive committee is responsible for managing the company and representing it in its dealings with third parties. The executive committee’s functions are comparable to those performed in the ordinary course of business by the senior executives of a U.S. company. However, the members of the executive committee of a German stock corporation, including its chairman or speaker, are regarded as peers and share a collective responsibility for all management decisions.

The supervisory board oversees the company’s executive committee and appoints its members. Members of the supervisory board can generally not be involved in the day-to-day management of the company. However, the company’s articles of association or its supervisory board must specify matters of fundamental importance which will require the approval of the supervisory board. Matters requiring such approval include decisions or actions which have a fundamental impact on the company’s assets, financial position or results of operations.

Supervisory boards of German stock corporations consist of shareholder representatives and of labor representatives. Traditionally, the shareholder representatives on the supervisory board have good knowledge about the operations of the company. Depending on the company’s total number of employees, up to one half of the supervisory board members are being elected by the company’s employees. Traditionally, the chairman is a representative of the shareholders. In case of a tie vote, the supervisory board chairman may cast the decisive tie-breaking vote.

Back to Contents

In recent history, there has been a trend towards selecting shareholder representatives for supervisory boards from a wider spectrum of candidates, including representatives from non-German companies, in an effort to introduce a broader range of experience and expertise and a larger degree of independence. German law also has several rules applicable to supervisory board members which are designed to ensure a certain degree of independence of the board’s members. In addition to prohibiting members of the executive committee from serving on the supervisory board, German law requires members of the supervisory board to act in the best interest of the company. They do not have to follow direction or instruction from third parties. Any service, consulting or similar agreements between the company and any of its supervisory board members must be approved by the supervisory board.

In February 2002, a German government commission promulgated a Corporate Governance Code which subsequently was revised in May 2003. It contains additional corporate governance rules applicable to German AGs. While these rules are not legally binding, companies failing to comply with the Code’s recommendations must disclose publicly how their practices differ from those recommended by the Code. Some of the Code’s recommendations are also directed at ensuring independence of supervisory board members. Specifically, the Corporate Governance Code recommends that the supervisory board should take into account potential conflicts of interest when nominating candidates for election to the supervisory board. Similarly, if a material conflict of interest arises during the term of a member of the supervisory board, the Corporate Governance Code recommends that the term of that member be terminated. The Corporate Governance Code further recommends that at any given time not more than two former members of the executive committee should serve on the supervisory board. For nominations for the election of members of the Supervisory Board, care shall be taken that the Supervisory Board be composed of members who have the required knowledge, abilities and expertise for their tasks. The Corporate Governance Code also includes the suggestion for the supervisory board members to meet without any representatives of the executive committee attending, whenever necessary.

With one exception, German corporate law does not mandate the creation of specific supervisory board committees. According to the codetermination law, German corporations are only required to establish what is called a mediation committee with a charter to resolve any disputes among the members of the supervisory board that may arise in connection with the appointment or dismissal of members of the executive committee. The Corporate Governance Code recommends that the supervisory board establish an audit committee which would handle the formal engagement of the company’s independent auditors once they have been approved by the general meeting of shareholders. The audit committee also addresses issues of accounting, risk management and auditor independence. In the majority of the German stock companies supervisory boards have also constituted other committees to facilitate the work of the supervisory board. A personnel committee is frequently constituted to deal with executive compensation and nomination issues as well as service agreements with members of the supervisory board. Members of the supervisory board elected by the employees may serve on any committee established by the supervisory board, an equal participation of shareholder- and employee-representatives, however, is not prescribed. All committee members as well as the chairman of the supervisory board are elected by the supervisory board itself.

Matters Regarding the Powers of Directors

Under German law, the members of the Supervisory Board and of the Executive Committee of a stock corporation, such as SGL, have a duty of loyalty and care toward the company itself. They must act in the best interest of the company, its employees and, to a certain extent, the general public, and must exercise the standard of care expected from a prudent and diligent businessman in their actions. If an action of a member of the Supervisory Board or the Executive Committee is challenged, such member bears the burden of proving compliance with the applicable standard of care. Board members who violate their duties may be held jointly and severally liable for any damages, unless their actions were approved by the shareholders’ meeting.

A member of either the Supervisory Board or the Executive Committee may not participate in the adoption of any resolution that involves a transaction or settlement of a dispute between the company and the member, nor may a board member who is also a shareholder vote his or her Shares on any matter that concerns ratification of his or her own acts or the release of his or her obligations. The compensation of the Executive Committee is set by the Personnel Committee of the Supervisory Board and the compensation of the Supervisory Board is set in SGL’s Articles of Association as determined by the shareholders. Therefore, no member of any board may participate in the adoption of a resolution affecting his or her own compensation. Pursuant to our corporate governance

Back to Contents

guidelines we have not granted and do not intend to grant loans to any member of the Supervisory Board or the Executive Committee.

Pursuant to Article 10 of the Articles of Association of SGL, the Executive Committee must have the approval of the Supervisory Board in order to enter into the following transactions if they exceed SGL’s ordinary course of business:

•	acquisition, disposal or encumbrance of real estate, rights equivalent to real property and rights to real estate;

•	commencement of new or discontinuance of existing lines of production or business;

•	issuing of debt and long-term borrowing;

•	acceptance of guarantees, sureties and similar liabilities;

•	granting loans and other credits;

•	opening and closing branch offices; or

•	purchasing or disposing of interests in other companies.

The Articles of Association of SGL do not specify age limits at which the members of the Supervisory Board or Executive Committee of SGL must resign their office. However, it is customary for the service contracts between SGL and the members of its Executive Committee to provide for retirement at age 65. Neither the members of the Supervisory Board nor those of the Executive Committee are required to own Shares in order to hold their offices. For further discussion of the Supervisory Board and Executive Committee of SGL, see Item 6, ‘‘Directors, Senior Management and Employees’’.

Matters Regarding the Rights Attaching to Shares

The capital stock of SGL consists of the Shares, which are ordinary bearer shares without par value (Stückaktien). The Shares grant each shareholder an equal right to receive dividends and participate in any surplus in the event of liquidation in proportion to his or her shareholding. With respect to dividends, Article 3 of SGL’s Articles of Association allows dividend rights, in the event of a capital increase, to be limited or even excluded for new issues of Shares. No such limitation or exclusion has been implemented as of the date hereof. Pursuant to German law, dividends may only be paid out of distributable profits as they are shown in the German statutory annual financial statements of SGL, and the decision to pay dividends is made by the annual shareholders’ meeting. If a valid resolution to pay out dividends has been made, a shareholder’s right to make a claim to receive such dividends would generally be time barred after expiration of the applicable period of limitation. Each Share carries one vote, and gives its owner the right to attend, pose questions and speak at the shareholders’ meeting, as well as to file a judicial challenge to any resolution adopted. Cumulative voting is not permitted. Although staggered terms are not explicitly provided for in German law and are not foreseen by SGL’s Articles of Association, it would be possible to create such terms.

The Shares grant each shareholder a preemptive right to subscribe, in proportion to his or her shareholding, to any new issues of Shares. However, pursuant to German law, such preemptive rights may be excluded for individual issues of shares (including in connection with conditional and authorized capital) by a vote of 75% of the share capital in attendance at a shareholders’ meeting. SGL has excluded preemptive rights on certain new issues of Shares in connection with its stock option plans. See ‘‘Item 6 Directors, Senior Management and Employees – Management Incentive Plans’’.

German stock corporations may, in certain circumstances, repurchase their own shares. The German Stock Corporation Act generally limits share repurchases to 10% of our share capital. The Articles of Association of SGL do not prohibit such repurchases. The annual general meeting decided in April 2002 to allow SGL to repurchase up to 10% of the stock available at that time. The shares of a German stock corporation are generally non-assessable, and no provision has been made in the Articles of Association of SGL for further capital calls. Neither German law nor SGL’s Articles of Association contain any provision discriminating against any existing or prospective holder of Shares as a result of such shareholder owning a substantial number of Shares.

Changes to the Rights of Shareholders

In principle, all changes to the rights of shareholders require an amendment of the Articles of Association by a resolution of the majority of the share capital in attendance at the relevant

Back to Contents

shareholders’ meeting. In addition, changes to most rights attaching to shares require the explicit consent of all those shareholders who are negatively affected by the change. There are also certain shareholder rights, such as the right to attend a shareholders’ meeting, that may not be changed under German law, even with the shareholder’s consent. SGL’s Articles of Association do not provide for any conditions that extend beyond the requirements of law.

Convening and Participating in Shareholders’ Meetings

Pursuant to German law, the Supervisory Board and the Executive Committee may call a shareholders’ meeting. In addition, shareholders who together own at least 5% of the outstanding Shares may request the Executive Committee to call a shareholders’ meeting. The call to meeting must be published in a business newspaper at least one month before the meeting, and must contain the items of the agenda to be addressed at the meeting. There is no minimum quorum requirement for shareholder meetings.

According to the Articles of Association of SGL, shareholders must, in order to attend and vote at a shareholders’ meeting, deposit their Shares at a designated location at least seven days before the shareholders’ meeting and keep them deposited until after the close of the meeting. Deposit is also deemed to be made if Shares are blocked in a securities account in favor and with the approval of a designated depository for the same time frame. The Articles of Association of SGL also provide that if share certificates are not issued, the Executive Committee may require shareholders to register with SGL at least three days prior to the meeting.

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

Change of Control

The Articles of Association of SGL contain no provision that would have an effect of delaying, deferring or preventing a change in control of SGL in the context of a merger, acquisition or corporate restructuring. See also ITEM 6 ‘‘Change in Control’’ for an agreement with certain senior managers.

Disclosure of Shareholdings

The Articles of Association of SGL do not contain any provision requiring the disclosure of share ownership in SGL. However, under the German Securities Trading Act, holders of voting securities of a German corporation listed on a stock exchange within the European Union must notify SGL of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which are currently set at 5%, 10%, 25%, 50% and 75% of a company’s outstanding voting rights. See Item 7, ‘‘Major Shareholders and Related Party Transaction – Major Shareholders’’ If a shareholder fails to notify the company or the Federal Supervisory Authority for Securities Trading as required, he or she cannot exercise any rights associated with the Shares for as long as the default continues.

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

Back to Contents

Material Contracts

The following is a summary of the material terms of certain financing arrangements to which we are or will be a party. The following summaries are not complete and are subject to the full text of the documents as attached in Exhibit 2, 3 and 4.

The Senior Facilities

We entered into a German Senior Facility and a U.S. Senior Facility (collectively referred to as the ‘‘Senior Facilities’’) in February 2004.

German Senior Facility

The German Senior Facility was signed on February 3, 2004, with the Company and certain of its subsidiaries party thereto (initially including SGL CARBON S.p.A. (Italy) and SGL CARBON S.A. (Spain)), as the original borrowers, certain subsidiaries of SGL (including all of the Subsidiary Guarantors), as guarantors, Bayerische Landesbank, Credit Suisse First Boston International, Deutsche Bank AG, and Dresdner Kleinwort Wasserstein, as mandated lead arrangers, and certain other financial institutions party thereto, as the original lenders, Deutsche Bank Luxembourg S.A., as facility agent and security agent, and Credit Suisse First Boston International, as documentation agent.

The German Senior Facility provides for senior term loans consisting of a maximum aggregate amount of €227.0 million, consisting of one €25.0 million facility, known as Term Loan A, one €140.0 million letter of credit facility, known as Term Loan B, one €20.0 million facility, known as Term Loan C, and a multicurrency revolving credit facility of €42.0 million, known as the Revolving Facility. The German Senior Facility is governed by German law.

Interest rates and fees

Advances under Term Loan A, the Term Loan B and the Revolving Facility bear interest for each interest period at a rate per annum equal to EURIBOR or, in relation to any loan made in U.S. Dollars, LIBOR, plus mandatory costs to compensate lenders for the costs of compliance with regulatory requirements, if applicable, and a variable margin. The initial interest margin for Term Loan A, Term Loan B and the Revolving Facility is 2.75%.

The margin on Term Loan A, Term Loan B and the Revolving Facility are subject to a margin ratchet. The margin will be adjusted downwards at specified increments to reflect any changes in the ratio of net debt to consolidated EBITDA as determined on the basis of quarterly reports for the previous four quarters, to a minimum margin of 1.25% per annum. As long as the necessary quarterly reports are not provided, however, the margin will remain at the maximum of 2.75%.

In addition, during any period of default under the German Senior Facility, the margin on Term Loan A, Term Loan B and the Revolving Facility will be 1.25% above the otherwise applicable margin until either the default is cured or the lenders waive the enforcement of their rights arising from this default.

Advances under Term Loan C bear interest at a rate per annum equal to 7.36%.

We paid customary fees to the lenders under the German Senior Facility for making the term loans available under the German Senior Facility.

Security

In order to secure claims under the German Senior Facility, the Company and various subsidiaries have granted a number of security interests for the benefit of the lenders and the other secured parties, including:

•	pledges of shares held by the Company in SGL CARBON Beteiligung GmbH, SGL ACOTEC GmbH, SGL CARBON GmbH, SGL TECHNOLOGIES GmbH; by SGL ACOTEC GmbH in KCH Beteiligungs GmbH; and by SGL TECHNOLOGIES GmbH in SGL BRAKES GmbH;

•	pledges of bank accounts held by SGL CARBON Aktiengesellschaft, SGL CARBON GmbH, SGL CARBON Beteiligung GmbH, SGL ACOTEC GmbH, SGL TECHNOLOGIES GmbH, SGL BRAKES GmbH and KCH Beteiligungs GmbH;

•	security assignments of accounts receivable by SGL CARBON Aktiengesellschaft, SGL CARBON GmbH, SGL CARBON Beteiligung GmbH, SGL ACOTEC GmbH, SGL TECHNOLOGIES GmbH, SGL BRAKES GmbH and KCH Beteiligungs GmbH;

Back to Contents
•	security transfers of movable fixed assets and inventory held by SGL CARBON GmbH, SGL ACOTEC GmbH, SGL TECHNOLOGIES GmbH and SGL BRAKES GmbH;

•	security assignments of intellectual property rights by SGL CARBON Aktiengesellschaft, SGL CARBON GmbH, SGL CARBON Beteiligung GmbH, SGL ACOTEC GmbH, SGL TECHNOLOGIES GmbH, SGL BRAKES GmbH and KCH Beteiligungs GmbH;

•	mortgages over real property belonging to SGL CARBON Aktiengesellschaft and SGL ACOTEC GmbH;

•	pledges of a bank account into which €125.3 million have been deposited to fund potential antitrust fines; and

•	pledges of a bank account into which €143.0 million have been deposited to fund the repurchase of the 3.5% convertible bond including accrued interest thereon.

In addition, various security interests were be granted in those jurisdictions in which our material subsidiaries are located, including Austria, Canada, England, France, Italy, Poland, Scotland, and Spain.

Furthermore, the German Senior Facility provides that all subsidiaries that contribute at least 5% of the EBITDA or the sales revenues of the SGL Group shall become party to the agreement, and that they shall give guarantees and grant security over their assets, and that their shares shall be pledged.

Use of proceeds and maturity

Term Loan A was used to fund, in part, the Transactions. The amortization schedule for Term Loan A provides for semi-annual payments and a final maturity on December 31, 2008.

Term Loan B is a letter of credit facility that shall serve to refinance earlier letters of credit granted in favour of the European Union in connection with fines imposed by EU competition authorities. These letters of credit may be issued in a total amount of €140.0 million. They are to be returned to the lending banks if the EU waives its requirement that we provide the letters of credit. The Term Loan B terminates on December 31, 2008. To the extent the letters of credit have not been returned at that point, they shall be secured with a corresponding cash account. If the EU reduces the fines, any existing letter of credit will be replaced by another in the reduced amount.

Term Loan C serves to refinance a loan granted by KfW (Kreditanstalt für Wiederaufbau). The amortization schedule for Term Loan C provides for semi-annual repayments and a final maturity on September 30, 2007. The Revolving Facility may be drawn at any time up to one month before December 31, 2008, the termination date for the Revolving Facility, for general corporate purposes except payment of antitrust fines, to make or declare any dividend or repay capital contributions or any other payment in respect of share capital, or to refinance the convertible bond due 2005 or to repay other financial indebtedness incurred after the signing of the German Senior Facility.

Voluntary and mandatory prepayment

Except with respect to Term Loan C, we may cancel all remaining commitments and prepay any amounts owed under an available commitment in a minimum amount of €500,000, which represents one integral multiple of €250,000. We may provide cash collateral to reduce the issuing bank’s letter of credit proportion under the letters of credit issued under Term Loan B. We may prepay the whole or any part of Term Loan C in a minimum amount of €5.0 million. We may also cancel any amount owing to any single lender that makes a claim for additional payments relating to increased bank regulatory capital costs or tax gross-ups.

We are required to repay the loans under the German Senior Facility in full or in part in certain circumstances, including:

•	the disposal of assets other than in the ordinary course of business or specific exceptions as defined in the German Senior Facility;

•	the receipt of insurance proceeds in excess of €1.0 million or, when aggregated with the insurance proceeds of the SGL Group from claims made in the immediately preceding twelve months, €7.5 million, to the extent that they are not applied in the towards the replacement, reinstatement, repair, or satisfaction of business interruption losses within six months of receipt;

•	50% of excess cash flow, to the extent it exceeds €7.5 million as calculated under the provisions of the German Senior Facility, for each financial year; and

Back to Contents
•	100% of the net proceeds from the issuance of any debt securities issuance and 75% of the net proceeds arising from any equity securities issuance.

Undertakings and restrictive covenants

The German Senior Facility includes a number of undertakings and restrictive covenants typical for credit facilities of this nature, including:

•	restrictions on disposals of assets, unless permitted under the German Senior Facility;

•	restrictions on changes of the financial year;

•	requirement to maintain and protect intellectual property rights; and

•	prohibition of acquisitions, mergers, joint ventures or similar transactions, unless permitted under the German Senior Facility.

Above a certain leverage ratio, the German Senior Facility requires the Company, to the extent permissible by German law, to recommend not to make and not to propose to make any dividend, return on capital, repayment of capital contributions or certain other distributions. In addition, in the event the Company distributes a dividend, it will repay to the lenders a part of the principal of the credit in the same amount as the dividend payment within 30 days after payment of the dividend.

Financial covenants

The German Senior Facility provides for a number of financial covenants typical for credit facilities of this nature, pursuant to which SGL has to meet certain conditions regarding net worth, interest cover, leverage ratios and other financial ratios at all times during the term of the German Senior Facility.

Events of default

The German Senior Facility contains provisions typical for credit facilities of this nature, specifying the extent to which certain actions or omissions by us will or can constitute a default under the agreement including breaches of covenants or failure to pay interest or principal on loans under the credit facilities as they become due.

In the event of a default that is not cured or waived by the banks, the agreement provides the lenders with certain remedies that may be exercised at the election of lenders representing a majority of 66 2/3% of the then outstanding principal amount under the facilities. In particular, these remedies include acceleration of all outstanding amounts, cancellation of all remaining commitments and enforcement of security interests that we have granted.

In addition, we will be in default if any new antitrust proceedings are instituted against any member of the SGL Group or if any antitrust fines in an aggregate amount exceeding €2.5 million are assessed against any member of the SGL Group by administrative authorities, or if any existing fines are increased by that amount. Should this default occur, however, the lenders may not immediately accelerate the loans. Rather, the German Senior Facility requires them, before accelerating, to negotiate with us in good faith for up to 30 days with a view to continuing the German Senior Facility.

U.S. Senior Facility

The U.S. Senior Facility among the Company, SGL CARBON LLC, as borrower, and certain subsidiaries of the Company, as guarantors, Credit Suisse First Boston International, Deutsche Bank Luxembourg S.A. and Dresdner Bank AG, as lead arrangers, certain other financial institutions party thereto, as the original lenders, and Credit Suisse First Boston, as administrative agent, was signed on February 3, 2004.

The U.S. Senior Facility consists of a senior term loan in a maximum aggregate amount of $116 million and is governed by New York law.

Interest rates and fees

Amounts drawn under the U.S. Senior Facility bears interest for each interest period at a rate per annum equal to either:

•	the greater of (i) the prime rate as determined from time to time to be in effect at the office of the administrate agent and (ii) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1%; plus the applicable margin of 2.0%, applicable on such date to the U.S. Senior Facility; or

Back to Contents
•	LIBOR plus the applicable margin of 3.0%, applicable on such date to the U.S. Senior Facility.

In addition, during any period of default under the U.S. Senior Facility the applicable margin on the U.S. Senior Facility will be 1.25% above the otherwise applicable margin until either the default is cured or the lenders waive the enforcement of their rights arising from this default. We paid customary fees to the lenders under the U.S. Senior Facility for making the term loans available under the U.S. Senior Facility.

Security

In order to secure claims under the U.S. Senior Facility, SGL CARBON LLC and various of its subsidiaries have granted a number of security interests for the benefit of the lenders and the other secured parties. These interests are the same as, and pari passu with, the security granted to the lenders under the German Senior Facility. See ‘‘– German Senior Facility – Security.’’

Furthermore, the U.S. Senior Facility provides that all subsidiaries that become additional guarantors under the German Senior Facility shall become party to the U.S. Senior Facility as an additional guarantor.

Use of proceeds and maturity

The U.S. Senior Facility serves to refinance a portion of existing indebtedness of the SGL Group. The amortization schedule of the U.S. Senior Facility provides for repayment of 1% of the principal per year for the first five years, 47.5% of the principal on June 30, 2009, and the remaining 47.5% on December 31, 2009.

Voluntary and mandatory prepayment

Subject to certain conditions described in the U.S. Senior Facility, we may prepay part or all of U.S. Senior Facility without premium or penalty. Partial prepayments may be made in minimum amounts of $1.0 million and in integral multiples of $0.5 million.

We are required to repay the loans under the U.S. Senior Facility in full or in part in certain circumstances, including:

•	the disposal of assets other than in the ordinary course of business or specific exceptions as defined in the U.S. Senior Facility;

•	the receipt of insurance proceeds in excess of €1.0 million or, when aggregated with the insurance proceeds of the SGL Group from claims made in the immediately preceding twelve months, €7.5 million, to the extent that they are not applied in the towards the replacement, reinstatement, repair, or satisfaction of business interruption losses within six months of receipt;

•	50% of excess cash flow, to the extent it exceeds €7.5 million as calculated under the provisions of the U.S. Senior Facility, for each financial year; and

•	100% of the net proceeds from the issuance of any debt securities issuance and 75% of the net proceeds arising from any equity securities issuance.

Restrictive covenants

The U.S. Senior Facility includes a number of undertakings and restrictive covenants typical for credit facilities of this nature, including:

•	restrictions on disposals of assets, unless permitted under the U.S. Senior Facility;

•	restrictions on changes of the financial year;

•	requirement to maintain and protect intellectual property rights; and

•	prohibition of acquisitions, mergers, joint ventures or similar transactions, unless permitted under the U.S. Senior Facility.

Above a certain leverage ratio, the U.S. Senior Facility requires the Company to the extent permissible by German law, to recommend not to make and not to propose to make any dividend, return on capital, repayment of capital contributions or certain other distributions. In addition, in the event the Company distributes a dividend, it will repay to the lenders a part of the principal of the credit in the same amount as the dividend payment within 30 days after payment of the dividend.

Back to Contents

Financial covenants

The U.S. Senior Facility provides for a number of financial covenants typical for credit facilities of this nature, pursuant to which SGL has to meet certain conditions regarding net worth, interest cover, leverage ratios and other financial ratios at all times during the term of the U.S. Senior Facility.

Events of default

The U.S. Senior Facility contains provisions typical for credit facilities of this nature, specifying the extent to which certain actions or omissions by us will or can constitute a default under the agreement including breaches of covenants or failure to pay interest or principal on loans under the credit facilities as they become due.

In the event of a default that is not cured or waived by the banks, the agreement provides the lenders with certain remedies that may be exercised at the election of lenders representing a majority of more than 50% of the then outstanding principal amount under the facilities. In particular, these remedies include acceleration of all outstanding amounts, cancellation of all remaining commitments and exercise of security interests that we have granted.

In addition, we will be in default if any new antitrust proceedings are instituted against any member of the SGL Group or if any antitrust fines in an aggregate amount exceeding €2.5 million are assessed against any member of the SGL Group by administrative authorities, or if any existing fines are increased by that amount. Should this default occur, however, the lenders may not immediately accelerate the loans. Rather, the U.S. Senior Facility requires them, before accelerating, to negotiate with us in good faith for up to 30 days with a view to continuing the U.S. Senior Facility.

Intercreditor Agreement

General

To establish the relative rights of certain of the creditors under our financing arrangements, certain members of the SGL Group, including the Issuer, the Company and the Subsidiary Guarantors, entered into an Intercreditor Agreement with the lenders under the Senior Facilities, the senior agent, the senior security agent, the security agent or agents and trustee for the holders of the notes and a trustee for the holders of the convertible bonds, among others.

Convertible Bonds

The Intercreditor Agreement provides that the holders of the convertible bonds will benefit on a pari passu and pro rata basis from the same guarantees and security as the holders of the notes and that recoveries thereunder will be applied on a pro rata basis among these creditors under the Intercreditor Agreement. However, the holders of the convertible bonds will have no right to take any action (or to participate in the giving of any direction related to such action) in respect of such guarantees and security, including without limitation, the right to initiate, conduct or terminate any enforcement action or to instruct the trustee or to vote or consent in respect thereof and any action taken by or on behalf of the holders of the notes with respect to the guarantees or security will be binding on the holders of the convertible bonds.

Order of priority

The Intercreditor Agreement provides that outstanding debt of members of the SGL Group will have the following priority:

•	first, Senior Indebtedness;

•	second, Indebtedness under the Guarantees and the guarantees of the convertible bonds; and

•	third, Indebtedness under the Funding Loan.

The priority of the notes and the convertible bonds is not governed by the Intercreditor Agreement

Payments under the Guarantees of the notes and the Funding Loan

Payment by the Guarantors under their Guarantees will be permitted except as set forth under ‘‘– Suspension of Payments’’ below.

Payment by the Company of the principal of the Funding Loan will be prohibited other than (i) as permitted by the terms of the Designated Senior Indebtedness, (ii) with the consent of the

Back to Contents

Majority Senior Lenders and the consent of the trustee and (iii) subject to ‘‘– Suspension of Payments’’ below, at any time when the Funding Loan has become due and payable in full as described under ‘‘–Delayed maturity of the Subsidiary Guarantees of the notes and the Funding Loan.’’ Payment by the Company of interest and other amounts (excluding principal) under the Funding Loan will be permitted except as set forth under ‘‘– Suspension of payments’’ below.

Suspension of Payments

Payments under the Guarantees or the Funding Loan, as applicable, will be subject to suspension as follows:

(1)	if any payment event of default with respect to any Senior Indebtedness of the relevant obligor has occurred and is continuing; or

(2)	if an event of default (other than a payment event of default) with respect to any Designated Senior Indebtedness of the relevant obligor has occurred and is continuing and the trustee for the notes has received a stop notice from the relevant agent under any such Designated Senior Indebtedness specifying the relevant event of default and that permitted payments under the Guarantee or Funding Loan, as applicable, are suspended until the earliest of:

	a)	the date falling 179 days after the date of receipt by the trustee for the notes of the stop notice;

	b)	the date on which the relevant event of default is cured, waived or otherwise no longer continuing;

	c)	the date on which the stop notice is withdrawn; and

	d)	the payment in full in cash or cash equivalents (as defined in the Intercreditor Agreement) of the relevant Designated Senior Indebtedness.

The foregoing will not prohibit the Guarantors from paying and the holders of notes from receiving certain ‘‘permitted junior securities’’ (which include equity securities of the Company and subordinated debt securities of any Guarantor) or payments made from the trusts.

Delivery of stop notices

Any Designated Senior Indebtedness acting as one class may serve a stop notice. However, only one stop notice may be served in any period of 360 days. Such stop notice may only be withdrawn with the consent of the Majority Senior Lenders.

Delayed maturity of the Subsidiary Guarantees and of the Funding Loan

The Intercreditor Agreement requires that the Subsidiary Guarantees and the Funding Loan each provide that, prior to the repayment of all obligations in respect of Designated Senior Indebtedness, the obligations under the Subsidiary Guarantees and Funding Loan are not due (and no demand may be made on the relevant obligor) until:

i.	a default in payment of any amounts due under the indenture, the notes or the Guarantees has occurred and is continuing; and

ii.	either (i) 179 days has elapsed since the date of any default under the notes occurring on or prior to such payment default or (ii) if earlier, (A) certain insolvency events in respect of the relevant Subsidiary Guarantor, with respect to the Subsidiary Guarantees, or the Company, with respect to the Funding Loan, have occurred, (B) a Senior Declared Default has occurred and is continuing or (C) the applicable lenders have taken any Enforcement Action in respect of any Senior Indebtedness.

This delayed maturity provision contained in the Intercreditor Agreement may not be amended without the consent of the Majority Senior Lenders.

Because the obligations of the Subsidiary Guarantors under the Subsidiary Guarantees and the obligations of the Company under the Funding Loan will not be due until the occurrence of the events described above, the trustee may not make a demand under or bring any Enforcement Action on the Subsidiary Guarantees or on the Funding Loan, as applicable (including but not limited to the commencement of insolvency proceedings with respect to the relevant obligor) until such time.

‘‘Designated Senior Indebtedness,’’ ‘‘Enforcement Action,’’ ‘‘Senior Declared Indebtedness’’ and ‘‘Indebtedness’’ each have the meaning set forth in ‘‘Exhibit 2’’.

Back to Contents

‘‘Majority Senior Lenders’’ means: (1) with respect to clause (1) of the definition of Designated Senior Indebtedness, the lenders under the German Senior Facility and/or the US Senior Facility, voting as one class, holding together more than 50.0% of the aggregate outstanding Indebtedness under both facilities (ii) with respect to clause (2) of the definition of Designated Senior Indebtedness, the lenders under such Designated Senior Indebtedness, voting as one class, holding together more than 50.0% of such aggregate outstanding Indebtedness and (iii) with respect to clause (3) of the definition of Designated Senior Indebtedness the relevant majority specified in the credit agreement(s) governing such Designated Senior Indebtedness.

The Company Guarantee is not subject to delayed maturity and, although subordinated in right of payment, is full and unconditional.

Subordination on insolvency

The Intercreditor Agreement provides that, in the event of certain insolvency events, all obligations in respect of a Guarantor under a Guarantee and the Company under the Funding Loan, as applicable, are subordinated to the prior payment in full in cash or cash equivalents (as defined in the Intercreditor Agreement) of all obligations of the relevant obligor under all Senior Indebtedness. Any payments of any kind, including by way of set-off or otherwise on the Guarantee of the relevant obligor and the Funding Loan must be paid to the holders of the Senior Indebtedness in accordance with their interests.

Turnover

The Intercreditor Agreement requires holders of the notes and the holder of the Funding Loan to turn over to the agent for the holders of Senior Indebtedness any payments received in breach of the foregoing restrictions in the Intercreditor Agreement. The agent will apply the proceeds first to the relevant Senior Indebtedness and then to the relevant subordinated indebtedness.

Enforcement of security

The trustee for the notes may enforce its security over the Funding Loan at any time. The security agent for the notes may enforce its security over the shares of the Pledged Entities from and after the date the Subsidiary Guarantees have become due, unless, at that time, the lenders under any Designated Senior Indebtedness have taken Enforcement Action with respect to the relevant share security and are pursuing such action in a diligent and reasonable manner. Any instruction to the security agent by the holders of notes in respect of enforcement in respect of their share security must be given by the holders of more than 50.0% of the notes. In the event the lenders under any Designated Senior Indebtedness have issued conflicting instructions to the security agent, the security agent will follow the instructions of the senior lenders.

Release of Subsidiary Guarantees and security

Subject to the following paragraph, if the agent for holders of Designated Senior Indebtedness requires any release of any Subsidiary Guarantee or share security in connection with any Enforcement Action under the security documents, all parties will enter into such documents as the agent for lenders of Designated Senior Indebtedness may reasonably require. If any asset is to be sold by way of any Enforcement Action under the security documents, the agent for lenders of Designated Senior Indebtedness will (subject to the requirements of the following paragraph) be authorized to release security over that asset (but not the proceeds thereof) and, if a member of the SGL Group has been sold, to release it from liabilities as a guarantor or borrower and to release any related security.

The holders of notes will be required to authorize any release described in the previous paragraph only if the following conditions have been satisfied:

i.	the holders of notes have approved the release; or

ii.	the shares of the relevant Subsidiary Guarantor (or the shares of any direct or indirect holding company of such guarantor) are sold or otherwise disposed of pursuant to any Enforcement Action taken by the agent for the holders of Designated Senior Indebtedness or the relevant assets are sold pursuant to any Enforcement Action under the security documents by the Senior Lenders and:

	a)	such sale is for consideration all or substantially all of which is in the form of cash or cash equivalents (as defined in the Intercreditor Agreement);

Back to Contents
b)	concurrently with the completion of such sale or disposal, the claims and security interests of the senior lenders against the relevant Subsidiary Guarantor and its Subsidiaries are irrevocably and unconditionally released (and not assumed by the relevant purchaser or any affiliate thereof);

c)	the sale is either made pursuant to a public auction or is otherwise made for fair market value as certified by an independent internationally recognized investment bank selected by a representative of the holders of Designated Senior Indebtedness; and

d)	the proceeds of such sale are concurrently with the completion of such sale delivered to the agent for the holders of Senior Indebtedness for application in accordance with the Intercreditor Agreement (first to holders of Senior Indebtedness and then to the holders of the notes and the holders of convertible bonds).

Amendment of Deposit Accounts

We have agreed not to amend the Deposit Accounts without the consent of the trustee for the holders of the notes. See‘‘– Deposit Accounts.’’

Other Provisions

The Intercreditor Agreement contains other standard provisions including subrogation, grant of certain authority to the senior lenders to prove for and file claims in respect of the Guarantees and the Funding Loan, and restrictions on assignment.

Governing Law

The Intercreditor Agreement will be governed by New York law.

Funding Loan

After closing date of the note offering, the Issuer made the Funding Loan to the Company with the gross proceeds of the notes. Interest on the Funding Loan will accrue at a rate (including a margin) necessary to fund interest on the notes (including default interest), if applicable, Additional Amounts, and certain other payments relating to the costs of administration of the Issuer and the issuance of the notes. Interest will be payable in cash, semi-annually in arrears two business days prior to each interest payment date on the notes.

Pursuant to the Intercreditor Agreement, the Funding Loan will be subordinated in right of payment to all Senior Indebtedness of the Company and the Guarantees in respect of the notes. Under the Intercreditor Agreement, the Company may make payments of interest and fees (including Additional Amounts) under the documents governing the Funding Loan subject to the suspension of payment in certain circumstances. Prior to the repayment in cash or cash equivalents of all obligations in respect of Senior Indebtedness, the principal under the Funding Loan is not due (and no demand may be made on the Company therefor) until:

(1)	a default in payment of any amounts due under the indenture, the notes or the Guarantees has occurred and is continuing; and

(2)	either (i) 179 days has elapsed since the date of any default under the notes occurring on or prior to such payment default or (ii) if earlier, (A) certain insolvency events in respect of the Company have occurred, (B) a Senior Declared Default has occurred and is continuing or (C) the applicable lenders have taken any Enforcement Action in respect of any Senior Indebtedness.

Since the obligations of the Company under the Funding Loan will not be due until the occurrence of the events described above, the Issuer may not make a demand under or bring any Enforcement Action on the Funding Loan, including but not limited to the commencement of insolvency proceedings, with respect to the Company until such time. Payments of principal and interest are subject to customary payment blockage provisions contained in the Intercreditor Agreement. See ‘‘– Intercreditor Agreement.’’

3.5% Convertible Bonds

On September 18, 2000, the Company issued convertible bonds in the amount of €133.6 million with a maturity date of September 18, 2005. The convertible bonds bear interest at an annual rate of 3.5% payable annually. The convertible bonds are unsecured and rank pari passu all other senior unsecured obligations of the Company with the exception of obligations ranking in priority according

Back to Contents

to provisions of law. The terms and conditions of the convertible bonds include undertakings by the Company that are customary for such convertible bonds, including, among others, negative pledge provisions.

The negative pledge provides that until such time as principle and interest, as well as cash amounts payable under or in respect of the convertible bonds, have been paid and all obligations to deliver shares have been fulfilled, the Company will not provide any security upon its assets for any present or future capital market indebtedness, including any guarantee or indemnity in respect thereof, unless the convertible bonds at the same time share pari passu and pro rata in such security or unless such other security as may be approved by an independent accounting firm as being equivalent security has been made available to the holders of the convertible bonds.

As a result of the application of this negative pledge provision, we are providing equivalent security and guarantees for the benefit of the convertible bonds, at the same time, and on a pari passu and pro rata basis, as the security and guarantees, we are providing for the benefit of holders of the notes issued. However, the holders of convertible bonds will have no right to take any action (or to participate in the giving of any direction related to such action) in respect of such security and guarantees, including without limitation, the right to initiate, conduct or terminate any enforcement action or to instruct the trustee or to vote or consent in respect thereof. See ‘‘Risk Factors – The Guarantors and the Security for the benefit of the notes will also be granted, on a pari passu and pro rata basis, for the benefit of the holders of our convertible notes.’’

The convertible bonds can be converted at any time into fully paid-up, no face value bearer shares of the Company. Bondholders may exchange the convertible bonds, each of which has a nominal value of €1,000, at a conversion price of €89.10 per shares.

We cannot redeem the convertible bonds prior to maturity except under limited circumstances. We can call the convertible bonds upon a change of control. We can also call the convertible bonds at par if our shares trade at least 30% above the conversion price. In case of such a call, bondholders have the right to convert the convertible bonds into shares within 30 days before the call becomes effective.

Polish Facility

The Polish Facility was most recently amended on December 18, 2003, and is by and among certain of our subsidiaries in Poland, SGL CARBON S.A. (Poland) and SGL CARBON Polska S.A. (Poland) (now merged into SGL CARBON Polska S.A. (Poland)) and SGL CARBON Angraph Sp. z.o.o (Poland) as the borrowers and BNP Paribas Bank Polska S.A. as the lender.

The Polish Facility provides for a revolving credit facility of up to PLN 60.0 million. The Polish Facility is used to provide working capital to our Polish subsidiaries. As of December 31, 2003, there was PLN 24.3 million ( €5.2 million) of indebtedness outstanding under the Polish Facility.

Advances under the Polish Facility bear interest at a rate per annum equal to WIBOR plus 2.0% (for borrowings denominated in PLN), LIBOR plus 2.0% (for borrowings denominated in US Dollars) or EURIBOR plus 2.0% (for borrowings denominated in euro). Borrowings under the Polish Facility are subject conditions precedent.

The Polish Facility is served by a mortgage on certain Polish real estate and a pledge of the share capital of SGL CARBON S.A. (Poland) and SGL CARBON Polska S.A. (Poland), which were merged into SGL CARBON Polska S.A. (Poland) as of December 31, 2003.

The Polish Facility terminates on December 30, 2008. Availability under the Polish Facility will be decreased to PLN 50.0 million at December 31, 2007.

The Polish Facility includes the restrictive covenants, including financial covenants, applicable to the borrowing group.

Deposit Accounts

Upon closing we deposited €143.0 million into an escrow account to satisfy interest and principle obligations on our existing convertible bonds through to maturity (the ‘‘Convert Deposit Account’’). We offered to purchase the convertible bonds after completion of the Transaction. This collateral account will be classified as ‘‘restricted cash’’ on our balance sheet. We estimate that approximately €135 million of the cash placed into the Convert Deposit Account will be used to fund the repurchase of the convertible bonds, based on a tender at par for principal of the convertible bond plus accrued

Back to Contents

interest. If 100% of the holders of our convertible bonds accept our offer, any cash left in the Convert Deposit Account after such purchase would be available for our general corporate purposes.

A portion of the proceeds from the Transactions (in the amount of €125.3 million) is deposited into a separate escrow account to be used exclusively for the purpose of paying fines in connection with antitrust proceedings and related costs (the ‘‘Antitrust Deposit Account’’ and, together with the Convert Deposit Account, the ‘‘Deposit Accounts’’). We will classify the amounts in Antitrust Deposit Account as ‘‘restricted cash’’ on our balance sheet.

The Deposit Agreements requires that there is deposited such amount as to be sufficient to provide for payment in full of (a) certain antitrust and cartel fines and settlements and (b) the remaining interest payments and principal amounts due on any Convertible Bonds. Approximately €268 million of the net proceeds of the Transactions was used to fund the Deposit Accounts. Interest earned on the Deposit Accounts will be added to the applicable Deposit Account. In the event that the funds held in the applicable Deposit Account exceed the amount sufficient, in the opinion of an internationally recognized firm of independent public accountants selected by the Company, to provide for payment in full of the remaining obligations under such Deposit Agreements, such amounts will be permitted to be released to the Company, at the Company’s request, provided that any such amounts are used to repay Senior Indebtedness and, if the Senior Indebtedness repaid is revolving credit Indebtedness, to reduce commitments with respect thereto correspondingly.

The Deposit Accounts are assets of the Company and will not be pledged to secure the notes. Therefore, in the event of insolvency, liquidation, reorganization, dissolution, or other winding-up of the Company, the funds in the Deposit Accounts will be available to satisfy the claims of holders of secured Indebtedness (other than the notes or the Guarantees).

The Deposit Accounts provide that, other than as set forth above, the funds in such accounts may not be released other than with the consent of the lenders under the Senior Facilities and the holders of the notes.

8.5% Senior Notes

On February 9, 2004, as part of our recent refinancing package, we issued senior notes with a total nominal value of €270 million through our finance subsidiary SGL CARBON Luxembourg S.A. SGL CARBON AG owns 96.77% of SGL CARBON Luxembourg S.A., while SGL CARBON Beteiligung GmbH owns the remaining 3.23%. The notes bear interest at 8.5% per annum, payable semi-annually, and mature on February 1, 2012. We have applied, through our listing agent, to list the notes on the Luxembourg Stock Exchange.

The gross proceeds from the issue of the senior notes were on-lent by SGL CARBON Luxembourg S.A. to SGL CARBON AG, which used the proceeds, along with existing cash and the gross proceeds from the rights issue, to refinance our credit facility in place at the time, to fund an escrow account for payments in connection with antitrust proceedings, to fund an escrow account for the repurchase of our convertible bonds and to pay the expenses and fees related to the transaction.

The notes were issued under an indenture among SGL CARBON Luxembourg S.A., SGL CARBON AG, the guarantor subsidiaries of SGL CARBON AG and The Bank of New York as trustee for the bondholders, in a private transaction not subject to the registration requirements of the U.S. Securities Act. The indenture is attached as an exhibit to this annual report.

The notes are senior obligations of SGL CARBON Luxembourg S.A. and are guaranteed on a senior subordinated basis by SGL CARBON AG and certain of our subsidiaries. Each guarantee of the notes is a general obligation of each guarantor, is subordinated in right of payment to all existing and future senior indebtedness of that guarantor and ranks pari passu in right of payment with any future senior subordinated indebtedness of that guarantor.

The obligations of SGL CARBON Luxembourg S.A. and of each of the guarantors under the indenture, the notes and in certain cases the guarantees are secured by a first-ranking security over the loan of the gross proceeds of the issue from SGL CARBON Luxembourg S.A. to SGL CARBON AG and by second-ranking pledges over the capital stock of the following SGL subsidiaries: SGL CARBON GmbH (Germany), SGL ACOTEC GmbH (Germany), SGL CARBON GmbH & Co. KG (Austria), SGL ACOTEC S.A.S. (France), SGL CARBON S.p.A. (Italy), SGL CARBON S.A. (Spain), SGL CARBON Polska S.A. (Poland), SGL CARBON LLC (Nevada) and SGL Technic Inc. (California).

Back to Contents

To comply with a negative pledge provision in our convertible bonds, we are providing equivalent security and guarantees for the benefit of the holders of our existing convertible bonds at the same time, and on a pari passu and a pro rata basis, as the security and guarantees we are providing for the benefit of the holders of the senior notes.

The indenture under which we issued the senior notes contains a number of conditions that are typical for this kind of debt instrument but that could substantially limit our financial and operating flexibility or, in a case of breach, lead to accelerated maturity or termination of the notes. Among other things, these conditions limit our ability to:

•	incur additional indebtedness and issue preferred shares;

•	make certain restricted payments and investments;

•	transfer or sell assets;

•	enter into transactions with affiliates

•	create certain liens;

•	create restrictions on the ability of our restricted subsidiaries to pay dividends or other payments to us;

•	issue guarantees of indebtedness by our restricted subsidiaries;

•	enter into sale and leaseback transactions;

•	issue or sell shares of our restricted subsidiaries;

•	merge, consolidate, amalgamate or combine with other entities;

•	designate restricted subsidiaries as unrestricted subsidiaries; and

•	engage in any business other than a business permitted under the indenture.

Each of these covenants is subject to a number of exceptions and qualifications. See Exhibit [2.1] to this annual report.

Exchange Controls

At the present time, Germany does not restrict the export or import of capital, except for certain direct investments in areas covered by United Nations embargoes and certain other countries and individuals subject to embargoes in accordance with German law. However, for statistical purposes with certain exceptions, every corporation or individual residing in Germany must report to the German Central Bank any payment received from or made to a non-resident, corporation or individual if the payment exceeds €12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident corporation or individual against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate €1.5 million (or the equivalent in a foreign currency) at the end of any calendar month. There are no limitations on the right of non-resident or foreign owners to hold or vote the Shares or the ADRs imposed by German law or the Articles of Association of SGL.

Taxation

German Taxation

The following discussion is a summary of the material German tax consequences for beneficial owners of Shares or American Depositary Shares who are (i) not German residents for German income tax purposes (i.e., persons whose residence, habitual abode, statutory seat or place of effective management and control is not located in Germany) and (ii) whose Shares do not form part of the business property of a permanent establishment or fixed base in Germany. Throughout this section we refer to these owners as ‘‘non-German Holders’’.

This summary is based on German tax laws and typical tax treaties to which Germany is a party, as they are in effect on the date hereof, and is subject to changes in German tax laws or such treaties. The following discussion does not purport to be a comprehensive discussion of all German tax consequences that may be relevant for non-German Holders. You should consult your tax advisor regarding the German federal, state and local tax consequences of the purchase, ownership and disposition of Shares or ADRs and the procedures to follow for the refund of German taxes withheld from dividends.

Back to Contents

Taxation in Germany

From 2004 on, a corporate income tax rate of 25% plus 5.5% solidarity surcharge thereon, amounting to a total of 26.375% applies. According to the transition rules applicable in connection with the German tax reform, dated October 23, 2000, and the change from the corporate income tax credit system to the new system, a corporate income tax reduction in the amount of 1/6 of the distributions of earnings that were taxed under the old credit system applies. However, distributions after April 11, 2003 and before January 1, 2006 do not trigger corporate income tax reduction and for distributions after December 31, 2005 certain restrictions apply. German corporations are also subject to profit-related trade tax on income, the exact amount of which depends on the municipality in which the corporation maintains its business establishment(s). Trade tax on income is a deductible item in computing the corporation’s tax base for corporate income tax purposes.

Withholding Tax

Generally the dividends distributed by SGL are subject to German withholding tax. The withholding tax rate on dividends is 20%. In addition, the solidarity surcharge of 5.5% on the withholding tax will be retained, resulting in a total withholding from dividends of 21.1%. The withholding tax rate may be reduced for non-German Holders by an applicable double tax treaty. Under most double tax treaties the withholding tax rate is reduced, by way of refund, to 15%. To reduce the withholding tax to the applicable treaty rate of 15%, a non-German Holder may apply for a refund of withholding taxes paid. The refund amounts to 6.1% of the declared dividend for dividend distributions withheld at the rate of 21.1%. The application for refund must be filed with the German Federal Tax Office (Bundesamt für Finanzen, Friedhofstrasse 1, D-53221 Bonn, Germany; http://www.bff-online.de). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates.

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

Dividend Refund Procedure for U.S. Holders

A new simplified collective refund procedure has been introduced, the so-called Datenträgerverfahren. Financial institutions which deal with dividend distributions of SGL (for example, custodian banks or clearing offices) or SGL itself may apply to participate in this procedure at the German Federal Tax Office. Upon acceptance, the participant may electronically file collective refund claims with the German Federal Tax Office.

Individual claims for refund may be made on a special German form, which must be filed with the German Federal Tax Office, Friedhofstrasse 1, 53221 Bonn, Germany (http://www.bff-online.de). Copies of the required form may be obtained from the German Federal Tax Office at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington D.C. 20007-1998. Alternatively, the form can be downloaded from the following website: www.bff-online.de.

Claims must be filed within a four-year period from the end of the calendar year in which the dividend was received.

As part of the individual refund claim, an eligible United States holder must submit to the German tax authorities the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS form 6166 of its last United States federal income tax return. IRS Form 6166 may be obtained by filing a request with the Internal Revenue Service Center in Philadelphia, Pennsylvania, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certifications must include the eligible United States holder’s name, Social Security Number or Employer Identification Number, tax return form number, and tax period for which the certification is requested. Requests for certification can include a

Back to Contents

request to the Internal Revenue Service to send the certification directly to the German tax authorities. If no such request is made, the Internal Revenue Service will send a certification on IRS Form 6166 to the eligible United States holder, who then must submit this document with its claim for refund.

Capital Gains

Under German domestic tax law, capital gains derived by a non-German Holder from the sale or other disposition of Shares or ADRs are subject to tax in Germany, the tax base being 50% of the capital gains in respect of an individual non-German Holder and 5% of the capital gains in respect of a corporate non-German Holder provided that such non-German Holder has held, directly or indirectly, Shares or ADRs representing 1% or more of the registered share capital of SGL at any time during the 5-year period immediately preceding the disposition.

Under most double tax treaties, a non-German Holder will not be liable for German income tax on capital gains realized or accrued on the sale or other disposition of Shares or ADRs. This applies also under the United States-German Income Tax Treaty.

Individuals owning at least 25% of the Shares who gave up residence in Germany and have become residents of the United States can be liable for German tax on capital gains under the United States – German Treaty if certain prerequisites are met.

Inheritance and Gift Tax

Under German law, German gift or inheritance tax will generally be imposed on transfers of Shares or ADRs by a gift or on the death in the following situations:

•	The donor or transferor, or the heir, donee or other beneficiary, was domiciled in Germany at the time of the transfer or, with respect to German citizens who are not domiciled in Germany, the donor, transferor or beneficiary has not been continuously outside of Germany for a period of more than 5 years; or

•	The shares or ADRs subject to such transfer form part of a portfolio that represents 10% or more of the registered share capital of SGL and that has been held directly or indirectly by the donor or transferor himself or together with a related party.

The few German estate tax treaties currently in force, including the treaty with the United States, usually provide that German gift or inheritance tax may only be imposed in situations falling under the first condition above.

Other Taxes

No German transfer, stamp or other similar taxes apply to the purchase, sale or other disposition of Shares or ADRs by non-German Holders. As a result of a judicial decision, the German net worth tax (Vermögensteuer) was abolished.

United States Taxation

This section describes the material United States federal income tax consequences of owning and disposing of Shares or ADRs. It applies to you only if you are a U.S. holder (as defined below) and holds the Shares or ADRs as capital assets for tax purposes. This section does not address all material tax consequences of owning and disposing of Shares or ADRs. It does not address special classes of holders, some of whom may be subject to other rules, including:

•	tax-exempt entities,

•	certain insurance companies,

•	broker-dealers,

•	traders in securities that elect to mark to market method of accounting for securities holdings,

•	investors liable for alternative minimum tax,

•	investors that actually or constructively own 10% or more of our voting stock,

•	investors that hold shares or ADRs as part of a straddle or a hedging or conversion transaction, or

•	investors whose functional currency is not the U.S. dollar.

Back to Contents

This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, and published rulings and court decisions, as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis.

In addition, this section is based in part upon the representations of JPMorgan Chase Bank, the depositary for our American Depositary Receipt program. Assuming that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms for United States federal income tax purposes, if you hold ADRs evidencing ADRs, you will generally be treated as the owner of the Shares represented by those ADRs. Exchanges of Shares for ADRs, and ADRs for Shares, generally will not be subject to United States federal income tax.

You are a ‘‘U.S. holder’’ if you are a beneficial owner of Shares or ADRs and you are:

•	an individual citizen or resident of the United States,

•	a corporation organized under the laws of the United States or any state thereof or the District of Columbia, or

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This discussion addresses only United States federal income taxation. U.S. holders should consult their tax advisor regarding the United States federal, state, local and other tax consequences of owning and disposing of Shares and ADRs in their particular circumstances. In particular, they should confirm that they are eligible for the benefits under the Treaty with respect to income and gain from the Shares or ADRs.

Taxation of Dividends

Under the United States federal income tax laws, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits, as these amounts are determined for United States federal income tax purposes. You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. See the paragraph under ‘‘– German Taxation – Special Tax Rules for U.S. Holders’’ for examples of how to compute the amount of dividends received. The dividend must be included in your gross income when you, in the case of Shares, or JPMorgan Chase Bank, in the case of ADRs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the gross distribution (including German taxes withheld), determined at the spot euro/ U.S. dollar rate on the date the dividend distribution is includable in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a nontaxable return of capital to the extent of your basis in the Shares or ADRs and thereafter as a capital gain.

Subject to certain limitations, the German tax withheld in accordance with German law and the Treaty and paid over to Germany may be claimed as a foreign tax credit against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See ‘‘–German Taxation – Dividend Refund Procedure for U.S. Holders’’ above for the procedures for obtaining a tax refund.

Dividends distributed by us will generally constitute income from sources outside the United States and will generally be categorized as ‘‘passive income’’ or ‘‘financial services income’’, each of

Back to Contents

which are treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

The United States Treasury has expressed concerns that parties to whom ADRs are released may be taking actions that are inconsistent with the claiming of foreign tax credits. Accordingly, the creditability of German withholding tax on dividends could be affected by future actions that may be taken by the United States Treasury.

Taxation of Capital Gains

Upon a sale or other disposition of Shares or ADRs, you will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and your adjusted tax basis in the Shares or ADRs. This gain or loss generally will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if your holding period in the Shares or ADRs exceeds one year. The deductibility of capital losses is subject to significant limitations. If you are an individual U.S. holder of Shares or ADRs, any capital gain generally will be subject to tax at preferential rates, provided certain holding periods are met.

Recent U.S. Tax Law Changes Applicable to Individuals

Recent U.S. tax legislation generally has reduced the rates of tax payable by individuals (as well as certain trusts and estates) on many items of income. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the ‘‘2003 Act’’), the marginal tax rates applicable to ordinary income generally have been lowered effective January 1, 2003. Furthermore, for capital assets held for over one year and sold or exchanged on or after May 6, 2003, but in taxable years beginning before January 1, 2009, the maximum rate of tax generally will be 15% (rather than the higher rates of tax generally applicable to most types of ordinary income). Finally, ‘‘qualified dividend income’’ received by individuals in taxable years beginning after December 31, 2002, and beginning before January 1, 2009, generally will be taxed at the rates applicable to these capital gains (i.e., a maximum rate of 15%) rather than the rates applicable to other items of ordinary income. For this purpose, ‘‘qualified dividend income’’ generally includes dividends paid on shares in U.S. corporations as well as dividends paid on shares in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program (the United States-Germany Income Tax Treaty has been identified by the United States Treasury as a qualifying treaty). We currently anticipate that dividends paid by us with respect to the shares or ADRs should constitute ‘‘qualified dividend income’’ for U.S. federal income tax purposes and that U.S. holders who are individuals should be entitled to the reduced rates of tax, as applicable. However, the precise extent to which dividends paid by non-U.S. corporations will constitute ‘‘qualified dividend income’’ and the effect of such status on the ability of a taxpayer to utilize associated foreign tax credits is not entirely clear at present. It is anticipated that there will be administrative pronouncements concerning these provisions in the future. Investors are urged to consult their own tax advisors regarding the impact on their particular situations of the provisions of the 2003 Act.

Passive Foreign Investment Company

We believe that SGL is not currently a PFIC for U.S. federal income tax purposes. However, an actual determination of PFIC status is fundamentally factual in nature and must be made annually as of the close of each fiscal year and is therefore subject to change. We urge you to consult your own tax advisers regarding possible application of the PFIC rules to your ownership and disposition of Shares or ADRs.

U.S. Information Reporting and Backup Withholding

Dividend payments on the ADRs or Shares and proceeds from the sale or other disposition of ADRs or Shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply to you, however, if you furnish a correct taxpayer identification number or certificate of foreign status or if you are otherwise exempt from backup withholding. U.S. holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of

Back to Contents

non-U.S. status in connection with payments received in the United States or through certain U.S. related financial intermediaries.

Backup withholding is not an additional tax. Any amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

Dividends and Paying Agents

Not applicable.

Statements by Experts

Not applicable.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. Members of the general public may read and copy these materials, including this annual report and the exhibits thereto, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 233 Broadway, New York, New York 10274, and may also obtain copies of the materials by mail from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. You may access our annual report 2002 and some of the other information we submit to the SEC through this website. In addition, you may inspect material we file at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Subsidiary Information

Not applicable.

Back to Contents

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The global nature of our business exposes our operations, financial results and cash flows to a number of risks, including those listed below.

•	Interest rate fluctuations. We are exposed to changes in interest rates. Our primary interest rate exposure is to fluctuations in short-term European and U.S. interest rates.

•	Currency exchange rate fluctuations. We are exposed to fluctuations between the Euro and other major world currencies. The majority of our currency fluctuation risk is between the Euro and the U.S. dollar. In addition, we are exposed to fluctuations between the euro and the U.K. pound sterling and between the euro and the Polish zloty.

•	Commodity price fluctuations. We are exposed to possible increases in raw material prices. We may not be able to pass any such increases on to our customers.

•	Credit risk. We are exposed to credit risk with respect to the counter parties in our transactions. Any of these risks could harm our operating results and financial condition. These risks are similar to the risks to which we were exposed in the prior year.

The tables below present certain information regarding our use of derivative financial instruments. You should read these tables in conjunction with Item 3, ‘‘Key Information – Selected Financial Data – Exchange Rates’’ and the notes to our consolidated financial statements. All financial instruments in the tables below are used to manage market risks to which we are exposed. We do not purchase or sell derivative financial instruments for trading purposes.

Interest Rate Risk Management

We are exposed to interest rate risks through our debt instruments. We manage this risk exposure through the use of interest rate swaps and interest rate caps.

The following tables provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates as of December 31, 2003. For our fixed rate and variable rate debt, the table presents principal amounts at the December 31, 2003 exchange rate and the related weighted average interest rates by expected maturity date. Weighted average variable rates are based on implied zero coupon rates in the yield curve. For interest rate swaps and caps, the table presents notional amounts and weighted average interest rates or strike rates by expected maturity date. Weighted average variable rates are based on the implied forward rates as of December 31, 2003. The information is presented in euro equivalents, which is our reporting currency.

	Interest Rate Risk Management
	Principal (Notional) Amount by Expected Maturity
	Average Interest Rate
								Fair Value
						After		December 31,
	2004	2005	2006	2007	2008	2008	Total	2003

	( € equivalent in millions)

Debt, including current portion
Fixed rate ( € )	2.5	138.5	4.8	8.4	0.1	0.5	154.8	153.4
Average interest rate	7.20%	3.63%	7.27%	7.32%	4.11%	4.11%
Variable rate ( €)	83.7	190.0					273.7	273.9
Average interest rate	4.87%	4.87%
Variable rate (U.S. $)		64.2					64.2	64.2
Average interest rate		3.90%
Variable rate (PLN)	2.2						2.2	2.2
Average interest rate	7.74%

Other currencies	0.4						0.4	0.4

Other currencies in which we have issued debt are the Chinese Renmimbi Yuan.

Back to Contents

	Interest Rate Risk Management
	Principal (Notional) Amount by Expected Maturity
	Average Interest (Swap) Rate/Option Strike Price
								Fair Value
						After		December 31,
	2004	2005	2006	2007	2008	2008	Total	2003

	( €equivalent in millions)
Debt, including current portion
Interest rate swaps
EURO
Capped Swap		50.0					50.0	(0.3)
Average receive rate (variable)		2.52%
Average pay rate (variable, capped by 5.185%)		2.52%
EURO
Capped Swap		50.0					50.0	(1.0)
Average receive rate (variable)		2.52%
Average pay rate (variable, capped by 4.67%)		2.74%
Interest rate options
EURO
Caps purchased		70.0					70.0	0.0
Average strike rate		6.00%

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

By the end of December 2003, the SGL Group had entered into hedging agreements in the amount of USD 97 million to secure the transaction risk in Europe for the 2004 fiscal year. The average exchange rate for these agreements is approximately USD 1.15/EUR 1.00.

The tables below provide information about our significant derivative financial instruments that are sensitive to changes in foreign currency exchange rates as of December 31, 2003. For forward foreign currency exchange agreements, which relate to intercompany financing, the table presents the notional amounts and the weighted average contractual foreign currency exchange rates. For foreign currency options, the table presents the contract amounts and the average foreign currency option strike prices. The foreign currency options entered into by the SGL Group have a term of less than four years.

Back to Contents

		Average
		Contractual
	Contract	Forward	Fair Value
	Amount	Exchange	December 31,
	Buy (Sell)	rate	2003

	( € equivalent in millions, except for average contractual exchange rate)

Forward Foreign Currency Contracts
Euro
U.S. Dollar	(146.8)	1.1641	10.759
U.S. Dollar	0.0	0.0	0.0
British Pound Sterling	(46.3)	0.7017	0.371
British Pound Sterling	0.3	0.6977	(0.004)
Singapore Dollar	0.2	2.113	0.003
Polish Zloty	11.1	4.6556	(0.284)
Japanese Yen	(1.9)	129.20	0.086

	Contract	Average	Fair Value
	Amount	Option	December 31,
	Buy (Sell)	Strike Price	2003

	( € equivalent in millions, except for average contractual exchange rate)
U.S Dollar put/euro call *	(88.1)	0.900	(22.319)
U.S Dollar call/euro put	93.2	0.8504	0.065

*	The following features distinguish these options from standard currency options. The option may only be exercised if a ‘‘knock-in event’’ has occurred, based on the following terms: principal amount $79.3 million; knock-in level between €0.98 = $1.00 and €1.115 = $1.00; strike rate (exchange rate at which dollars must be purchased if the euro rises above the knock-in level €0.90 = $1.00.

Commodity Price Risks

We are exposed to commodity price risks through our dependence on various raw materials (petroleum coke, coal tar pitch, petroleum pitch, anthracite coal and natural graphite flake) and energy. We seek to minimize these risks through our sourcing policies and efficient operating procedures. Some of these products are derived from petroleum therefore their prices are affected by the market price of petroleum. Possible increases in the market price of petroleum in 2004 could adversely affect the gross margins of some of our business segments.

In order to secure (hedge) the supply of some of our raw materials, since 2001 we were party to commodity forward contracts (futures) in the natural gas market. As of December 31, 2001 we had a long forward position of natural gas in the United States with a negative market value for the SGL Group of €0.7 million. These forward contracts were to hedge the natural gas supply in the United States for the first six months of 2002. In 2002 these contracts were changed so that they no longer represent commodity future contracts and were treated as normal purchases. As of December 31, 2003 we again had a long forward position of natural gas in the United States with a positive market value for the SGL Group of €0.2 million.

Credit Risk

Credit risk is the possibility that the value of our assets may become impaired if counter parties cannot meet their obligations in transactions involving financial instruments. The total of the amounts recognized in assets represents our maximum exposure to credit risk.

Risk Management System

We identify and manage risks through our Group wide Risk Management System. Certain risks, which are beyond our control, for example, the crisis in Iraq and its ultimate effects, are not covered by the Risk Management System.

Back to Contents

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

Debt Securities

As of December 31, 2003, one major debt security, issued by SGL, was outstanding: 133,650 bonds with warrants of €1,000 each were issued as part of a convertible bond on September 18, 2000 at 100% of the principal amount. They bear annual interest at 3.5% on their principal amount. The bonds with warrants can be converted at any time into fully paid-in Shares in the period from October 18, 2000 to September 4, 2005. Each bond with warrant in the principal amount of €1,000 can be converted into 11.2233 Shares subject to adjustment of the conversion price. The bonds with warrants will be repaid on September 18, 2005 at their principal amount, provided that they have not been repaid or converted at an earlier date. The Company plans to repurchase the convertible bonds from the bondholders and has announced a public tender offer on February 25, 2004. The acceptance period for the tender offer expires at 12.00 midnight (Central European Daylight Saving Time), April 5, 2004, unless extended.

Commercial Paper

Of the €200 million commercial paper program that SGL launched in 1996, as of December 31, 2003 and 2002 no amounts had been drawn down.

Back to Contents

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

ITEM 16.	[RESERVED]

ITEM 16A.	Audit committee financial expert.

The Supervisory Board has determined that Mr. Andrew H. Simon, chairman of the Audit Committee, qualifies as Audit Committee Financial Expert in accordance with the terms of Item 16.A of Form 20-F. See ‘‘Item 6-Directors, Senior Management and Employees-Board Practices’’.

ITEM 16B.	Code of Ethics.

The Company has adopted a code of ethics that applies to the Chief Executive Officer, the Chief Financial Officer and the Head of its Financial Reporting Department, as well as to all of the Company’s employees performing similar functions in and outside Germany and to all other senior financial personnel. The code of ethics for financial matters is included in this annual report as Exhibit 14.

ITEM 16C.	Principal Accountant Fees and Services.

BDO has served as SGL CARBON Group’s principal independent auditor for each of the fiscal years in the two-year period ended December 31, 2003. Fees billed or expected to be billed by BDO for professional services for each of the last two fiscal years were as follows:

Audit Fees SGL CARBON Group

	2003	2002

	k €	k €
Audit fees	1,395	1,507
Audit related fees	43	50
Tax fees	217	88
All other fees	23	10

Total	1,678	1,655

In the above table, ‘‘audit fees’’ are the aggregate fees billed by BDO for professional services in connection with the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements, comfort letters, as well as audits of statutory financial statements of SGL CARBON AG and its affiliates. Also included in ‘‘audit fees’’ are amounts billed for attestation services in relation to regulatory filings and other compliance requirements. ‘‘Audit-related fees’’ are fees billed by BDO for accounting advice on actual or contemplated transactions, attestation regarding compliance with certain agreements, employee benefit plan audits and other agreed-upon procedures.

Back to Contents

‘‘Tax fees’’ are fees for tax advice on actual or contemplated transactions, expatriate employee tax services and transfer pricing studies.

In the first quarter of 2004 the principal auditor BDO billed another approx. €1.5 million for fees related to reviews in accordance with generally accepted auditing standards in the US for meeting requirements set by the underwriter in connection with the refinancing of the SGL Carbon Group, which was completed by February 9, 2004.

We have proposed to the annual meeting to engage Ernst&Young as our auditors for the fiscal year ending December 31, 2004. Our decision to replace BDO, our auditors for the fiscal years ended Dec. 31, 2002 and 2003, was not the result of a disagreement with BDO on any matter of accounting principles or practices, financial statement disclosure or auditing scope of procedure.

Subsequent to the auditor’s appointment, the Audit Committee awards the contract and proposes to the supervisory board to approve the terms and scope of the audit and monitors the auditors’ independence. In order to assure the independence of the auditors, the Audit Committee established a policy of ongoing supervision and pre-approval of permissible audit-related and tax services provided by the independent auditor. According to this policy, permissible audit-related and tax services are pre-approved under the provision that the accumulated fees for such services do not exceed 5% of the total fees and the Audit Committee is notified of such services before they are completed. All other services require pre-approval on a case-by-case basis.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

ITEM 16E.	Purchase of Equity Securities by the Issuer and Affiliate Purchasers.

Not applicable.

Back to Contents

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements, together with the Reports of BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftspru¨fungsgesellschaft for the years ended December 31, 2003 and 2002 and KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft, Wirtschaftspru¨fungsgesellschaft, for the year ended December 31, 2001 are filed as part of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number

3(i)	Articles of Incorporation (Satzung) of SGL CARBON Aktiengesellschaft, as amended.

10.1	TERM FACILITIES AND REVOLVING CREDIT AGREEMENT, dated 3 February, 2004, between SGL CARBON Aktiengesellschaft and the banks parties thereto

10.2	CREDIT AGREEMENT dated as of February 3, 2004, among SGL CARBON AKTIENGESELLSCHAFT, SGL CARBON, LLC, and the banks parties thereto,

10.3	INDENTURE dated as of February 9, 2004 to the 8,5% Senior Notes due 2012.

11	An explanation of how earnings per share information was calculated is provided in Notes 10 and 33 to our consolidated financial statements filed in Item 18, ‘‘Financial Statements’’.

14	Code of ethics for Senior Financial Officers

21	A list of our principal subsidiaries is provided in Item 4, ‘‘Information on the Company –Organizational Structure’’.

31	Rule 13a-14(a)/15d-14(a) Certifications

32	Section 1350 Certification

Back to Contents

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

Dr. Bruno Toniolo
Chief Financial Officer
Member of the Executive Committee

Date: April 6, 2004

Back to Contents

Exhibits to SGL CARBON AG

Annual Report

on Form 20-F

EXHIBIT INDEX

Exhibit No.	Exhibit	Sequentially Numbered Page

3(i)	Articles of Incorporation (Satzung) of the Registrant.

10.1	TERM FACILITIES AND REVOLVING CREDIT AGREEMENT, dated 3 February, 2004, between SGL CARBON Aktiengesellschaft and the banks parties thereto.

10.2	CREDIT AGREEMENT dated as of February 3, 2004, among SGL CARBON AKTIENGESELLSCHAFT, SGL CARBON, LLC, and the banks parties thereto.

10.3	INDENTURE dated as of February 9, 2004 to the 8.5% Senior Notes due 2012

14	CODE OF ETHICS for Senior Financial Officers.

31	Rule 13a-14(a)/15d-14(a) Certifications

32	Section 1350 Certifications

SGL CARBON AKTIENGESELLSCHAFT
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Back to Contents

Independent Auditors' Report

To the Board of Directors and Shareholders
SGL CARBON Aktiengesellschaft

We have audited the consolidated balance sheets of SGL CARBON Aktiengesellschaft and subsidiaries (,,SGL Group“) as of December 31, 2003 and 2002 and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2003. These consolidated financial statements are the responsibility of SGL Group management. Our responsibility is to express an opinion on these consolidated statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the SGL Group as of December 31, 2003 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2003 and 2002, in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected the result of operations for each of the years in the two-year period ended December 31, 2003 and shareholders’ equity as of December 31, 2003 and 2002 to the extent summarized in notes 34 and 35 to the consolidated financial statements.

Munich, Germany
March 1, 2004 except for notes 34, 35 and 36 as to which the date is April 6, 2004.

BDO Deutsche Warentreuhand

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Back to Contents

Independent Auditors' Report

To the Board of Directors and Shareholders
SGL CARBON Aktiengesellschaft

We have audited the consolidated balance sheets of SGL CARBON Aktiengesellschaft and subsidiaries ( ,,SGL Group“) as of December 31, 2001 and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for the year ended December 31, 2001. These consolidated financial statements are the responsibility of SGL Group management. Our responsibility is to express an opinion on these consolidated statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the SGL Group as of December 31, 2001 and the results of their operations and their cash flows for the year ended December 31, 2001, in conformity with International Accounting Standards.

International Accounting standards vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected the results of operations for the year ended December 31, 2001 and shareholders’ equity as of December 31, 2001 to the extent summarized in note 34 to the consolidated financial statements.

Munich, Germany
February 28, 2002

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Back to Contents

SGL CARBON Aktiengesellschaft
Consolidated Statements of Operations
 (in millions, except per share data)

	Notes	2003	2003	2002	2001

		US$	Euro	Euro	Euro
Sales revenue	28	1,319.3	1,046.2	1,112.3	1,233.3

Cost of sales		(1,007.3)	(798.8)	(886.5)	(941.8)

Gross profit		312.0	247.4	225.8	291.5

Selling expenses		(178.4)	(141.5)	(139.4)	(154.5)

Research costs		(26.4)	(20.9)	(25.4)	(31.1)

General and administrative expenses	4	(58.3)	(46.2)	(47.5)	(57.8)

Other operating income (net)	5	0.2	0.1	15.1	10.6

Profit from operations before costs relating to antitrust proceedings and restructuring, net		49.1	38.9	28.6	58.7

Restructuring expenses	6	(13.2)	(10.4)	(8.3)	(41.0)

Profit from operations before costs relating to antitrust proceedings, net		35.9	28.5	20.3	17.7

Costs relating to antitrust proceedings	6	(24.6)	(19.5)	(22.0)	(35.0)

Profit (loss) from operations		11.3	9.0	(1.7)	(17.3)

Net financing costs	7	(92.3)	(73.3)	(25.5)	(48.5)

Profit (loss) before tax		(81.0)	(64.3)	(27.2)	(65.8)

Income tax benefit / (expense)	9	17.8	14.1	3.6	(29.2)

Net loss for the period before minority interests		(63.2)	(50.2)	(23.6)	(95.0)

Minority interests		(0.1)	(0.1)	0.0	(0.2)

Net loss for the period		(63.3)	(50.3)	(23.6)	(95.2)

Basic earnings per share (EPS) in €	10		(2.27)	(1.08)	(4.42)
Diluted earnings per share (EPS) in €	10		(2.27)	(1.08)	(4.42)

1)	The 2003 financial figures have been translated for the convenience of the reader at an exchange rate of $ 1.2610 to €1.00, the rate on December 31, 2003.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Back to Contents

SGL CARBON Aktiengesellschaft
Consolidated Balance Sheets
 (in millions)

ASSETS	Note	12/31/2003	12/31/2003	12/31/2002

		US$	Euro	Euro
Noncurrent assets
Intangible assets	11	124.8	99.0	103.8
Property, plant and equipment	12	515.1	408.5	477.3
Long-term investments	13	36.2	28.7	33.2

		676.1	536.2	614.3
Current assets
Inventories	14	325.3	258.0	288.4
Trade receivables	15	279.1	221.3	208.1
Other receivables and other current assets	16	73.3	58.1	60.7

Receivables and other current assets		352.4	279.4	268.8

Cash and cash equivalents	17	58.1	46.1	21.5

		735.8	583.5	578.7
Deferred tax assets
	18	160.4	127.2	93.4

		1,572.3	1,246.9	1,286.4

EQUITY AND LIABILITIES

Equity/Minority interests
Issued Capital		71.6	56.8	56.0
Share premium		140.6	111.5	111.3
Retained earnings		(1.8)	(1.4)	52.6
Accumulated deficit/surplus		(63.4)	(50.3)	(23.6)

Equity	19	147.0	116.6	196.3
Minority interests		0.4	0.3	1.4

		147.4	116.9	197.7
Provisions
Provision for pensions and other employee benefits	20	237.7	188.5	190.6
Other provisions	21	210.1	166.6	149.2

		447.8	355.1	339.8
Liabilities	22
Financial liabilities		623.6	494.5	448.5
Trade payables		124.7	98.9	110.5
Other liabilities		174.6	138.5	151.2

		922.9	731.9	710.2
Deferred tax liabilities	23	54.2	43.0	38.7

		1,572.3	1,246.9	1,286.4

1)	The 2003 financial figures have been translated for the convenience of the reader at an exchange rate of $ 1.2610 to €1.00, the rate on December 31, 2003.

The accompanying notes are an integral part of these Consolidated Financial Statements

Back to Contents

     SGL CARBON Aktiengesellschaft
Consolidated Statements of Cash Flows
(in millions)

	2003	2003	2002	2001

	US$	Euro	Euro	Euro
Cash flows from operating activities
Net profit (loss) before taxes	(81.1)	(64.3)	(27.2)	(65.8)
Adjustments to reconcile net profit or loss to net cash
provided by operating activities
Loss on sale of property, plant and equipment	0.3	0.2	(2.8)	1.0
Gain/loss on sale of equity investments	(4.5)	(3.6)	(1.0)	0.0
Depreciation and amortization expense	91.0	72.2	81.4	86.8
Write-downs on noncurrent assets	4.7	3.7	0.0	9.8
Taxes paid	(4.8)	(3.8)	(22.3)	(13.6)
Change in provisions, net	29.5	23.4	(2.8)	16.3
Change in Working capital, net of changes in basis of consolidation:
Inventories	6.6	5.2	82.7	(26.8)
Write-downs on inventories	0.0	0.0	0.0	15.0
Trade receivables	(28.9)	(22.9)	44.7	33.8
Trade payables	(6.9)	(5.5)	6.8	6.2
Other operating assets / liabilities	16.4	13.1	(10.4)	30.0

Cash provided by operating activities before payment of antitrust fines	22.3	17.7	149.1	92.7

Payments relating to antitrust proceedings	(18.8)	(14.9)	(10.1)	(36.9)

Cash provided /used by operating activities	3.5	2.8	139.0	55.8

Cash flows from investing activities
Acquisition of property, plant and equipment, and intangible assets (excl. Goodwill)	(58.4)	(46.3)	(53.6)	(96.1)
Proceeds from sale of property, plant and equipment, and intangible assets	2.8	2.2	7.8	3.8
Cost of aquisitions	(2.1)	(1.7)	(0.7)	(5.7)
Proceeds from sale of equity investments	7.2	5.7	5.6	5.5

Cash used in investing activities	(50.5)	(40.1)	(40.9)	(92.5)

Cash flows from financing activities
Net change in financial liabilities	76.4	60.6	(87.6)	36.5
Dividends paid	0.0	0.0	(0.2)	(0.1)
Net proceeds from capital increase	1.3	1.0	0.8	2.2

Cash provided by financing activities	77.7	61.6	(87.0)	38.6

Cash received from first-time consolidation	0.8	0.6

Effect of foreign exchange rate changes	(0.5)	(0.3)	(1.7)	0.4

Net increase/decrease in cash and cash equivalents	31.0	24.6	9.4	2.3
Cash and cash equivalents at beginning of year	27.1	21.5	12.1	9.8

Cash and cash equivalents at end of year	58.1	46.1	21.5	12.1

1)	The 2003 financial figures have been translated for the convenience of the reader at an exchange rate of $ 1.2610 to €1.00, the rate on December 31, 2003
Cash flow was adjusted for currency impacts, see Note 24 for additional cash flow information.

The accompanying notes are an integral part of these Consolidated Financial Statements

Back to Contents

SGL CARBON Aktiengesellschaft
Consolidated Statements of Changes in Shareholders’ Equity
(in Euro millions)

	Issued	Share	Retained	thereof from	thereof other	Unappropriate	Equity	Minority	Total
	Capital	Premium	Earnings	currency	comprehensive	surplus/		interests
				translation	income	Accumulated
						defizit

Balance at Jan. 1, 2001	54.8	109.5	208.7	15.5		(36.0)	337.0	2.1	339.1

Appropriation of net loss for 2001			(36.0)			(59.2)	(95.2)	0.2	(95.0)
Other recognized gains and losses			(0.6)				(0.6)	(0.7)	(1.3)
Capital increase	0.4	1.8					2.2		2.2
Exchange differences			11.8	11.8			11.8		11.8

Balance at Dec. 31, 2001	55.2	111.3	183.9	27.3	0.0	(95.2)	255.2	1.6	256.8

Balance at Jan. 1, 2002	55.2	111.3	183.9	27.3	0.0	(95.2)	255.2	1.6	256.8

Appropriation of net loss for 2002			(95.2)			71.6	(23.6)	0.0	(23.6)
Other recognized gains and losses							0.0	(0.2)	(0.2)
Capital increase	0.8						0.8		0.8
Exchange differences			(36.1)	(36.1)			(36.1)		(36.1)

Balance at Dec. 31, 2002	56.0	111.3	52.6	(8.8)	0.0	(23.6)	196.3	1.4	197.7

Balance at Jan. 1, 2003	56.0	111.3	52.6	(8.8)	0.0	(23.6)	196.3	1.4	197.7

Appropriation of net loss for 2002			(23.6)			(26.7)	(50.3)	0.1	(50.2)
Other recognized gains and losses			2.7		2.7		2.7	(1.2)	1.5
Capital increase	0.8	0.2					1.0		1.0
Exchange differences			(33.1)	(33.1)			(33.1)		(33.1)

Balance at Dec. 31, 2003	56.8	111.5	(1.4)	(41.9)	2.7	(50.3)	116.6	0.3	116.9

The accompanying notes are an integral part of these Consolidated Financial Statements

Back to Contents

     SGL CARBON Aktiengesellschaft
Notes to the Consolidated Financial Statements
(in millions)

1.	Summary of Accounting Policies

Description of business

SGL CARBON Aktiengesellschaft (“SGL Carbon” or “the company”) together with its subsidiaries (the “SGL Carbon Group”) is a global manufacturer of carbon and graphite products. See note 28 for further information on business activities.

Basis of presentation

The consolidated financial statements of the SGL Carbon Group have been prepared in accordance with the International Financial Reporting Standards (IFRSs) – formerly known as the International Accounting Standards (IASs) – issued by the International Accounting Standards Board (IASs), incorporating the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). All standards to be applied for fiscal year 2003 have been complied with. References to IFRSs/IASs relate to the IFRSs/IASs in force, as amended. Application of the IFRSs/IASs was possible because consolidated financial statements prepared in accordance with internationally accepted accounting standards such as the IFRSs/IASs qualify as exempting consolidated financial statements as defined by section 292a of the HGB (German Commercial Code) introduced in 1998.

As in the previous year, the 2003 consolidated financial statements were prepared in euros (€) and are presented in millions of euros (€m), rounded to the nearest €0.1 million.

Consolidation methods

The annual financial statements of the companies consolidated were prepared in accordance with uniform accounting policies. Interim financial statements are used for one subsidiary with a differing balance sheet date. Except for four subholding companies and two small companies, all financial statements have been audited and certified by independent auditors.

Subsidiaries are consolidated using the purchase method of accounting, under which the acquisition cost of the interests in the subsidiaries is eliminated against the equity of the subsidiaries attributable to the parent company at the date of acquisition. Hidden reserves or liabilities are recognized, and any remaining excess of cost of acquisition over net assets acquired is recognized as goodwill from capital consolidation and reduced by straight-line amortization over its expected useful life. In accordance with IAS 22, any negative goodwill is deducted from goodwill on the face of the balance sheet and amortized in other operating income over the useful life of the amortizable asset. Goodwill arising prior to 1994 has been charged directly to reserves.

Companies or joint ventures representing an interest of between 20% and 50% and over which the parent company has a significant influence are accounted for at equity.

Intercompany receivables and liabilities, intercompany profits and losses, as well as intragroup sales revenue, expenses and income are eliminated. In accordance with IAS 12, deferred tax assets and liabilities are recognized for temporary differences arising from consolidation.

Foreign currency translation

Foreign currency receivables and liabilities in the single-entity financial statements are translated at the middle rates at the balance sheet date. The associated derivatives are measured separately at their fair values at the balance sheet date in accordance with IAS 39.

The annual financial statements of companies domiciled outside the eurozone are translated into euros in accordance with IAS 21. For all SGL Carbon Group companies, translation is effected on the basis of the local currency, as the companies are classified as foreign entities. Balance sheet items of annual financial statements that

Back to Contents

are not prepared in euros are translated at the middle rates prevailing at the balance sheet date; income statement items are translated at average rates for the year.

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

Foreign currency	ISO-Code	Spot rate	Spot rate	Anual average rate
1 € =		12/31/2003	12/31/2002	2003	2002

US-Dollar	USD	1.2610	1.0415	1.1309	0.9448
British Pound	GBP	0.7070	0.6502	0.6919	0.6288
Canadian-Dollar	CAD	1.6290	1.6385	1.5818	1.4826
Polish Zloty	PLN	4.7170	4.0202	4.4561	3.8894

Financial instruments

The SGL Carbon Group uses all standard financial instruments such as interest rate swaps, interest rate options, forreign currency forwards and foreign currency options only for hedging purposes and to reduce risk.

All financial derivatives are measured at cost when the transaction is executed. They are subsequently remeasured at their fair values at the balance sheet date. The hedged balance sheet items are also measured individually at their fair values at the balance sheet date. Presentation in the income statement is based on the underlying transaction. Cash flows from future US dollar transactions were hedged for fiscal year 2004. The gains or losses on the effective portions of the hedges are recorded directly in equity after deduction of deferred taxes and reported separately under other comprehensive income.

Intangible assets

Purchased intangible assets are carried at cost and amortized over an expected useful life of three years. Purchased goodwill is capitalized and amortized over its expected useful life of 20 years. Internally generated intangible assets are capitalized at cost and amortized using the straight-line method over their expected useful life where future economic benefits are expected to flow to the Company. Development costs are only capitalized in individual cases and are generally expensed directly when incurred. The costs incurred in adapting the SAP R/3 system to produce an integrated Group-wide system will be capitalized and amortized over its estimated useful life following completion in 2004.

Property, plant and equipment

Property, plant and equipment is capitalized at cost depreciated on a straight-line basis. Production costs also include an appropriate share of materials and production overheads. Borrowing costs are not included in production costs. Repair costs are expensed directly when incurred. Contracts in which the lessee bears all significant opportunities and risks from the use of the leased asset, and which are hence classified as finance leases, are carried at their fair values or, if lower, at the net present value of the minimum lease payments. All other leases are treated as operating leases and, as a result, the lease payments are expensed when incurred. The range of standard useful lives is as follows: buildings 10 to 41 years, technical equipment and machinery 4 to 25 years, other equipment, operating and office equipment 3 to 15 years.

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

Noncurrent financial assets

Noncurrent financial assets are carried at cost, net of any write-downs incurred. Significant equity investments are carried at equity. Companies no longer consolidated are carried at their net book value. Interest-free and low-interest long-term receivables are discounted at a standard market rate for risk-free instruments.

Back to Contents

Inventories

Inventories are carried at cost using the weighted average cost method and written down to the lower net realizable value where required. Net realizable value is the estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale. Specific valuation allowances are also charged for inventory risks. In addition to directly attributable costs, production costs also include appropriate shares of materials and production overheads, as well as depreciation and write-downs. Directly attributable costs include labor costs, including pensions, amortization and directly attributable material costs. Borrowing costs are not capitalized. Construction contracts whose outcome can be reliably estimated and which have a material effect are measured using the percentage of completion method in accordance with IAS 11.

Advertising and sales promotion expenses as well as other customer-related expenses are expensed directly when incurred. Provisions are recognized for the estimated cost of product warranties after the date of sale of the product concerned.

Receivables and other current assets

Receivables and other current assets – trade and other receivables – are carried at their principal amount, net of any bad debt allowances calculated on the basis of the probable default risk. Bills receivable and other long-term receivables are discounted.

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

Other provisions

Other provisions are recognized in accordance with IAS 37 for obligations to third parties that will probably be required to be settled, and where the amount of the obligation can be reliably estimated. Long-term provisions are discounted. Restructuring provisions are recognized where a formal restructuring plan has been adopted and publicly announced in sufficient detail. The accounting for our stock option plans and recognition of provisions for obligations from stock option plans are described in note 31.

The SGL Carbon Group recognizes provisions for environmental protection obligations where it is probable that such an obligation exists and its amount can be reasonably estimated. Any possible insurance compensation payments are not deducted when recognizing such liabilities.

Liabilities

Liabilities are carried at their notional amount or at the higher redemption amount at the balance sheet date. Interestfree or low-interest liabilities due after more than one year are discounted to the balance sheet date. One-time fees for long-term loan agreements are amortized over the term of the loan agreement.

Deferred income

Government grants are recognized only if there is sufficient certainty that the SGL Carbon Group will comply with the conditions attached to them and that the grants will be received. The amounts are carried in deferred income and recognized as income as the associated expenses are incurred.

Income and expenses

Income and expenses of the fiscal year are recognized when realized and incurred. Sales revenue is recognized at the time of transfer of risk, generally after delivery of the products or rendering of the services, net of any discounts and rebates granted. The percentage of completion method in accordance with IAS 11 is applied to significant construction contracts. Operating expenses are recognized when the service is utilized or at the time when

Back to Contents

they are incurred. Interest income and expenses are accrued. Dividends are generally recognized at the time of distribution.

To enhance the quality of presentation of earnings power, costs relating to antitrust proceedings and restructuring are disclosed separately on the income statement.

Deferred taxes

Deferred income taxes are calculated using the balance sheet liability method. Deferred tax assets and liabilities are presented separately on the balance sheet to reflect the future tax effect of temporary differences between the carrying amounts of assets and liabilities in the financial statements and in the tax return. Deferred tax assets and liabilities are calculated on the basis of the tax rates expected to be enacted when the temporary differences reverse. The effects of changes in tax rates are recognized at the time new tax laws are enacted. Deferred tax assets are only recognized for tax loss carryforwards where future utilization is probable.

Estimates and assumptions

Preparation of financial statements requires management in certain cases to make estimates and assumptions regarding the amounts of receivables, liabilities and provisions, the disclosure of contingent liabilities and reported amounts of income and expenses. Actual amounts may differ from those estimates.

2.	Explanation of significant differences between German accounting principles and the International Accounting Standards in the SGL CARBON Group

The significant differences between the IFRSs/IASs and the German Commercial Code (HGB) that are relevant to the SGL Carbon Group are as follows:

•	Under the HGB, goodwill may be capitalized and amortized over generally 15 years or eliminated directly against the reserves (as was the case in the SGL Carbon Group until 1994). The IFRSs/IASs require goodwill to be capitalized and amortized over a maximum of 20 years. The cost of integrating the company acquired is not a component of the cost of acquisition in accordance with the IFRSs/IASs. The resulting goodwill and goodwill amortization charges are correspondingly lower.

•	Under the IFRSs/IASs, internally generated intangible assets are capitalized if future economic benefits are expected to flow to the enterprise.

•	Depreciation of movable items of plant and equipment had to be changed to the straight-line method of depreciation. Leased items of property, plant and equipment that are attributable to the SGL Carbon Group as the beneficial owner in accordance with the criteria set out in IAS 17 are capitalized and depreciated. The associated liabilities are expensed.

•	Leased items of property, plant and equipment that are attributable to the SGL Carbon Group as the beneficial owner in accordance with the criteria set out in IAS 17 are capitalized and depreciated. The associated liabilities are expensed.

•	Foreign currency translation under the HGB is based on the imparity principle: foreign currency receivables must be translated at the rate prevailing at the transaction date or at the lower rate at the balance sheet date. Foreign currency liabilities must be translated at the rate prevailing at the transaction date or at the higher rate at the balance sheet date. The IFRSs/IASs require all foreign currency receivables and liabilities to be translated at the middle rate at the balance sheet date. Any resulting gains and losses are recognized in income.

•	Deferred taxes are recognized and measured using the balance sheet liability method in accordance with IAS 12, in contrast to the HGB. Under this method, assets and liabilities from amounts of future income taxes recoverable or payable must be recognized using the future enacted tax rates.

Back to Contents

This also includes the recognition of deferred tax assets from tax loss carryforwards if it is probable that taxable profits will be available against which the deferred tax asset can be utilized.

•	Under the IFRSs/IASs, pension provisions are calculated to reflect future salary and pension increases (projected unit credit method). A “corridor approach” is used for the recognition of actuarial gains and losses. Under German law, the provision is calculated using the net present value method in accordance with section 6a of the EstG (German Income Tax Act). IFRSs/IASs pension provisions are generally higher than HGB pension provisions.

•	Recognition of provisions under the IFRSs/IASs requires that future utilization of the provision is probable. Under the HGB, provisions may also be recognized for possible obligations. The IFRSs/IASs do not permit provisions for future internal expenses.

•	Under the IFRSs/IASs, long-term provisions and liabilities must be discounted, producing a lower carrying amount. The accrued interest on the liability relating to the North American antitrust proceedings calculated each quarter reduces net profit or increases net loss before tax in subsequent years compared with the HGB result.

3.	Acquisitions and basis of consolidation

As of January 1, 2001, all shares in SGL ACOTEC Ltda., São Paulo (Brazil) – formerly KCH-ANCOBRAS Ltda. – were acquired in exchange for a 38% interest in Larrondo Inversiones S.L. at a purchase price of €1.8 million.

In addition, the interest in SGL ACOTEC (Wuhan) Co. Ltd., Wuhan (China), was increased from 70% to 90%. €0.9 million was paid for the acquisition of the 20% interest to the partner continuing to hold the 10% interest.

Tokai Carbon Co. Ltd., Tokyo (Japan), a third-party enterprise, acquired a 49% interest in the joint venture which has been operating under the name SGL Tokai CARBON Ltd., Shanghai (China), since July 2002. The 51% interest remaining in the hands of SGL Carbon is carried at cost and is not consolidated.

All shares in SGL PanTrac Gesellschaft für elektrische Kontakte mbH, Berlin (PanTrac), were sold to E-CARBON S.A., Brussels (Belgium), a third-party enterprise, and were transferred in January 2003. PanTrac was still fully consolidated in the consolidated financial statements for fiscal year 2002.

The electrical contacts (EC) business belonging to SGL Risomesa S.p.A., Milan (Italy), was sold to the Schunk Group by way of a contract in March 2003 and the company was deconsolidated. The business activities retained by SGL had been previously transferred to SGL CARBON Specialties and continue to be consolidated.

SGL ANGRAPH Sp. z o.o, Nowy Sacz (Poland), has been consolidated since the beginning of the fiscal year. Four small Acotec companies are no longer consolidated as they are insignificant in overall for the presentation of net assets, financial position and results of operations of the SGL Carbon Group.

The remaining interests in ZEW Zaklady Elektrod Weglowych S.A., Racibórz (Poland), were acquired in 2003 and the company was then renamed SGL CARBON POLSKA S.A. At the end of fiscal year 2003, SGL CARBON S.A., Nowy Sacz (Poland), was merged with SGL CARBON POLSKA S.A., Racibórz (Poland).

Basis of consolidation

All significant subsidiaries under the legal or constructive control of SGL Carbon have been consolidated. At December 31, 2003, seven (2002: eight) German and 36 (2002: 43) foreign subsidiaries were consolidated in addition to SGL Carbon AG. Compared with 2002, four foreign subsidiaries were consolidated for the first time, and six foreign subsidiaries were merged. In addition, one German and one foreign subsidiary were sold, and four foreign subsidiaries were no longer consolidated because they were deemed to be insignificant. The two subsidiaries consolidated for the first time are companies that were previously unconsolidated. 26 subsidiaries were not

Back to Contents

consolidated because they are insignificant overall for the presentation of net assets, financial position and results of operations. One joint venture was carried at equity. The significant consolidated subsidiaries are listed on page 96.

Back to Contents

Consolidated income statement and consolidated balance sheet disclosures

Note 28 presents a breakdown of sales revenue by Business Area.

4.	General and administrative expenses

During the year under review, general and administrative expenses were reduced further compared with the previous year. The savings are primarily due to a reduction in variable remuneration components and lower costs at Group companies in the United Kingdom and North America resulting from exchange rate effects.

5.	Other operating income/expenses, net

Other operating income is primarily composed of income from the disposal of noncurrent assets (€4.0 million) among other things, resulting from the sale of the electrical contacts business, income from the reversal of provisions (€2.9 million), the amortization of negative goodwill (€2.7 million), exchange rate gains (€1.8 million), income from changes in bad debt allowances on receivables (€1.2 million), and insurance compensation (€0.4 million).

The major items of other operating expenses are amortization of goodwill (€6.6 million), exchange rate losses (€4.6 million), additions to provisions (€1.5 million), and losses on the disposal of noncurrent assets (€1.0 million).

6.	Costs relating to antitrust proceedings and restructuring expenses

	2003	2002	2001

	€m	€m	€m
Cost relating to antitrust proceedings	19.5	22.0	35.0
Restructuring expenses	10.4	8.3	41.0

	29.9	30.3	76.0

The costs relating to antitrust proceedings relate primarily to an increase in the provisions for fines of €27.8 million and €23.6 million imposed by the European competition authorities in fiscal years 2002 and 2003, respectively.

The restructuring expenses in fiscal year 2003 relate to workforce reduction expenses of €3.7 million incurred in the CG Business Area in Italy, Germany and Poland, expenses of €2.7 million incurred in the GS Business Area in relation to the closure of a facility in France in particular, as well as expenses totaling €2.0 million in the CP Business Area due to measures implemented in Germany and France, costs of €1.8 million in SGL T for adjustments at HITCO, and other expenses amounting to €0.2 million.

Back to Contents

7.	Net financing costs

	2003	2002	2001
	€m	€m	€m

Net investment income	(4.7)	(1.8)	3.2

Interest on other securities, other interest and similar income	3.4	2.2	2.5
(thereof from subsidiaries )	(0 .0 )	(0.2)	(0.0)
Interest on borrowings and other interest expense	(26.9)	(27.4)	(28.4)
Interest expense relating to the European Commission	(5.6)	0.0	0.0
Imputed interest on liabilities from antitrust proceedings	(6.2)	3.4	(2.7)
Interest component of additions to pension provisions	(10.5)	(10.4)	(9.9)

Interest expense, net	(45.8)	(32.2)	(38.5)

Amortization of capitalized financing costs	(16.1)	0.0	0.0
Amortization of capitalized costs for the convertible bond	(1.5)	(0.6)	(0.6)
Foreign currency translation of North American antitrust liabilities	12.4	16.3	(6.7)
Foreign currency hedging costs for North American antitrust liabilities	(12.2)	(11.8)	1.6
Expenses for guarantees to the European Commission	(2.4)	(0.9)	0.0
Other financial expenses	(3.0)	5.5	(7.5)

Other financial expenses / net financial incom e	(22.8)	8.5	(13.2)

Total	(73.3)	(25.5)	(48.5)

Net financing costs include non-cash expenses amounting to €26.6 million. At the end of 2003, we deferred the interest potentially payable in connection with the European antitrust fines. Other net financing costs/net financial income relate to net exchange rate gains and losses on financial transactions and to write-offs of refinancing costs totaling €16.1 million capitalized at the end of 2002/beginning of 2003. The costs incurred in 2003 for the refinancing in 2004 of the syndicated loans and the high-yield bond were also deferred and will be amortized over the estimated term of the loans.

8.	Other disclosures

Costs of material	2003	2002	2001
	€ m	€ m	€ m

Cost of raw materials and consumables used and of good purchased
and held for resale	240.0	242.2	297.1
Cost of purchased services	58.5	61.3	78.2

	298.5	303.5	375.3

Staff Costs	2003	2002	2001
	€ m	€ m	€ m

W ages and salaries	261.1	298.1	326.0
Social security contributions, retirement and other benefit costs	84.5	70.1	77.2
(thereof for pensions)	(20.5)	(18.7)	(17.3)

	345.6	368.2	403.2

Back to Contents

Other taxes

Other taxes are reported in the appropriate functional expense. The total expense was €6.9 million in 2003 and €9.8 million in 2002.

Breakdown of employees
Annual average number of employees	2003	2002	2001

Production and auxiliary plants	5,034	5,465	6,103
Sales and marketing	593	638	655
Research	232	307	487
Administration, other functions	1,218	1,294	1,246

	7,077	7,704	8,491

The reduction in the average number of employees is due to the additional restructuring measures implemented in the year under review, particularly in the CG and CP Business Areas, and to changes in the basis of consolidation.

9.    Income tax expense

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

The tax expense is composed as follows
	2003	2002	2001

	€ m	€ m	€ m
Current Income tax expense
Germany	0.1	(2.1)	(5.6)
Rest of World	(14.4)	(5.7)	(16.8)

Deferred Taxes
Germany	22.0	11.1	(1.6)
Rest of World	6.4	0.3	(5.2)

Income tax (expense) / income	14.1	3.6	(29.2)

Deferred tax assets from tax loss carryforwards in Scotland were still not recognized in the period under review. As a result of the turnaround in our businesses in the USA, a portion of the loss carryforwards there were recognized on the basis of a conservative estimate. This turnaround was due to the completion of our restructuring program in CG and GS in 2003, and the price increases in our core graphite electrode business which were successfully implemented in the US market. This led to a tax income of €10.0 million in 2003.

German corporations are subject to a standard 25% rate of corporation tax for profits distributed and retained. In September 2002, the rate of German corporation tax for fiscal 2003 was increased to 26.5%. The impact of this tax increase, which was limited to one year, was not of material importance and has therefore not been included in the calculation of deferred taxes. A solidarity surcharge of 5.5% is added to the corporation tax rate, resulting in an aggregate corporate tax rate for 2002 and 2003 of 26.4%. German corporations are also subject to a

Back to Contents

trade tax. The trade tax rate depends on the municipality in which the company has its operating facilities. Trade tax generally amounts to between approximately 15% and 20% of the taxable trading profit, depending on the municipality’s tax assessment rate. Trade tax is deductible as an operating expense in the calculation of the company’s income that is subject to corporation tax. Including the average trade tax burden of 12%, the German income tax rate amounts to a total of 38.4%.

€ m		2003	2002	2001

Net loss before tax		(64.3)	(27.2)	(65.8)

Expected tax income at 38.4%		24.7	10.4	25.3

Change in expected tax expense due to:
-	non-deductable expenses
	(incl. goowill amortization) and tax-exempt income	(7.3)	(7.6)	(16.4)
-	Taxation differences at foreign companies	(0.4)	3.3	(0.5)
-	Prior-period taxes	0.4	4.0	(5.2)
-	Effects of change in tax rate	0.0	0.0	(0.7)
-	Change in valuation allowance against deferred tax assets	0.7	(11.4)	(31.6)
-	Other	(4.0)	4.9	(0.1)

= Effective tax benefit (+) / (expense)		14.1	3.6	(29.2)

Since the income tax burden differs from country to country, these taxation differences are disclosed separately in the reconciliation above. The prior-period taxes are the result of refunds for taxes paid in the past due to successful appeals to the tax authorities. The valuation allowance charged on deferred tax assets relates primarily to the nonrecognition of deferred tax assets in Scotland in fiscal years 2002 and 2003 and the loss carryforwards in the USA, which were partially recognized for the first time in 2003. The partial recognition of loss carryforwards in the USA in the amount of €10.0 million was offset against the valuation allowance on deferred tax assets, which was initially calculated at €(9.3) million, resulting in the positive balance of €0.7 million disclosed here.

10.   Earnings per share (EPS)

Basic earnings per share are calculated by dividing the net profit or loss attributable to SGL Carbon shareholders (2003: € (50.3) million; 2002: €(23.6) million; 2001: € (95.2) million ) by the weighted average number of shares outstanding (2003: 22,148,078; 2002: 21,813,930 2001: 21,530,563). The weighted average number of shares outstanding is calculated from the number of shares outstanding at January 1 plus the new shares issued in February 2003 (see note 19).

In both fiscal years, share options were outstanding (see note 31). The diluted earnings per share in accordance with IAS 33.40 were identical to the basic earnings per share; this was due in particular to the net loss recorded in both fiscal years.

Back to Contents

11.   Intangible assets

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2003	2003	2003	2003	2002	2002	2002	2002

	Industrial				Industrial
	rights,				rights,
	software and		Negative		softw are and		Negative
€m	similar rights	Goodwill	goodwill	Total	similar rights	Goodwill	goodwill	Total

Historical cost:
Balance at Jan. 1	34.4	132.2	(11.4)	155.2	24.0	140.6	(8.3)	156.3
Change in basis of consolidation	(0.3)	(4.5)	4.6	(0.2)	0.0	0.0	0.0	0.0
Currency translation	(1.2)	(11.0)	0.3	(11.9)	(1.0)	(8.5)	(3.1)	(12.6)
Additions	12.9	0.6	0.0	13.5	12.0	0.1	0.0	12.1
Disposals	(1.5)	(0.3)	4.1	2.3	(0.6)	0.0	0.0	(0.6)

Balance at Dec. 31	44.3	117.0	(2.4)	158.9	34.4	132.2	(11.4)	155.2

Cumulative am ortization:
Balance at Jan. 1	21.5	36.9	(7.0)	51.4	18.5	31.3	(4.7)	45.1
Change in basis of consolidation	(0.2)	(0.6)	2.9	2.1	0.0	0.0	0.0	0.0
Currency translation	(1.2)	(4.0)	0.3	(4.9)	(1.2)	(1.8)	0.0	(3.0)
Additions	3.8	6.6	(2.7)	7.7	4.8	7.4	(2.3)	9.9
Disposals	(0.5)	0.0	4.1	3.6	(0.6)	0.0	0.0	(0.6)

Balance at Dec. 31	23.4	38.9	(2.4)	59.9	21.5	36.9	(7.0)	51.4

Carrying amount at Dec. 31	20.9	78.1	0.0	99.0	12.9	95.3	(4.4)	103.8

Industrial rights, software and similar rights are mainly comprised of purchased and internally developed software. Additions in the year under review relate mainly to the development of a standardized Group-wide SAP system (SGL ONE). The aim of the SGL ONE project is to replace a large number of legacy systems with a single, fully integrated global SAP system. A total of €9.3 million was capitalized in 2003 for the SGL ONE project (2002: €4.9 million). Negative goodwill is amortized in the income statement over the expected remaining useful life. Goodwill amortization is contained in other operating expenses. There was no requirement for write-downs from impairment testing.

Back to Contents

12.   Property, plant and equipment

			Other	Advance
		Technical	equipm ent,	payments
	Land, land	equipment	operating	and
	rights and	and	and office	assets under
€m	buildings	machinery	equipment	development	Total

Historical cost:
Balance at Jan. 1, 2003	372.0	1,023.9	131.4	29.6	1,556.9
Change in basis of consolidation	(1.3)	(1.0)	(2.0)	0.1	(4.2)
Currency translation	(16.8)	(53.5)	(2.6)	(1.2)	(74.1)
Reclassifications	0.0	0.0	0.0	0.0	0.0
Additions	4.9	35.4	3.4	(10.9)*	32.8
Disposals	(3.3)	(35.9)	(7.4)	(0.1)	(46.7)

Balance at Dec. 31, 2003	355.5	968.9	122.8	17.5	1,464.7

Cumulative depreciation
Balance at Jan. 1, 2003	203.7	764.8	110.9	0.2	1,079.6
Change in basis of consolidation	(0.7)	(1.8)	(1.5)	0.0	(4.0)
Currency translation	(5.3)	(31.0)	(1.9)	0.0	(38.2)
Reclassifications	0.4	(0.4)	0.0	0.0	0.0
Additions	9.4	48.4	6.7	0.0	64.5
Disposals	(3.1)	(35.4)	(7.2)	0.0	(45.7)

Balance at Dec. 31, 2003	204.4	744.6	107.0	0.2	1,056.2

Carrying amount at Dec. 31, 2003	151.1	224.3	15.8	17.3	408.5

Historical cost:
Balance at Jan. 1, 2002	395.8	1,106.6	142.5	52.9	1,697.8
Change in basis of consolidation	(10.9)	(36.4)	(8.5)	0.0	(55.8)
Currency translation	(19.3)	(61.4)	(3.2)	(2.2)	(86.1)
Reclassifications	10.1	0.0	0.0	(10.1)	0.0
Additions	2.6	43.7	6.1	(10.9)*)	41.5
Disposals	(6.3)	(28.6)	(5.5)	(0.1)	(40.5)

Balance at Dec. 31, 2002	372.0	1,023.9	131.4	29.6	1,556.9

Cumulative depreciation
Balance at Jan. 1, 2002	214.5	811.3	118.3	0.2	1,144.3
Change in basis of consolidation	(10.0)	(34.3)	(8.5)	0.0	(52.8)
Currency translation	(7.1)	(38.1)	(2.2)	0.0	(47.4)
Reclassifications	0.0	0.0	0.0	0.0	0.0
Additions	10.3	52.4	8.6	0.0	71.3
Disposals	(4.0)	(26.5)	(5.3)	0.0	(35.8)

Balance at Dec. 31, 2002	203.7	764.8	110.9	0.2	1,079.6

Carrying amount at Dec. 31, 2002	168.3	259.1	20.5	29.4	477.3

*	Balance of additions of €19.9 million and reclassifications to operational equipment of €30.8 million.

Investments in property, plant and equipment declined by €8.7 million in the year under review, from €41.5 million to €32.8 million. Material additions relate to the replacement of capital assets for our plants in Germany, the United States, Poland and Italy. Capitalized leased assets relate to land and buildings and to technical equipment, and amount to €1.1 million at December 31, 2003.

Back to Contents

13.   Noncurrent financial assets

			Other
	Investments	Noncurrent	noncurrent
	in	financial	financial
	subsidiaries	instruments	assets	Total
	€m	€m	€m	€m

Historical cost:
Balance at Jan. 1, 2003	32.8	2.5	5.4	40.7
Change in basis of consolidation	1.2	0.0	0.0	1.2
Currency translation	(1.5)	0.0	(0.1)	(1.6)
Reclassifications	0.0	0.0	0.0	0.0
Additions	1.0	0.0	0.7	1.7
Disposals	(1.7)	0.0	(0.5)	(2.2)

Balance at Dec. 31, 2003	31.8	2.5	5.5	39.8

Cumulative write-dow ns:
Balance at Jan. 1, 2003	7.2	0.0	0.3	7.5
Change in basis of consolidation	0.0	0.0	0.0	0.0
Currency translation	0.0	0.0	0.0	0.0
Additions	3.7	0.0	0.0	3.7
Disposals	(0.1)	0.0	0.0	(0.1)

Balance at Dec. 31, 2003	10.8	0.0	0.3	11.1

Carrying amount at Dec. 31, 2003	21.0	2.5	5.2	28.7

Historical cost:
Balance at Jan. 1, 2002	27.3	2.7	5.2	35.2
Change in basis of consolidation	11.0	0.0	0.0	11.0
Currency translation	(1.7)	0.0	0.1	(1.6)
Reclassifications	0.0	(0.3)	0.3	0.0
Additions	0.6	0.1	0.0	0.7
Disposals	(4.4)	0.0	(0.2)	(4.6)

Balance at Dec. 31, 2002	32.8	2.5	5.4	40.7

Cumulative write-downs:
Balance at Jan. 1, 2002	1.2	0.0	0.0	1.2
Change in basis of consolidation	6.0	0.0	0.0	6.0
Currency translation	0.0	0.0	0.1	0.1
Additions	0.0	0.0	0.2	0.2
Disposals	0.0	0.0	0.0	0.0

Balance at Dec. 31, 2002	7.2	0.0	0.3	7.5

Carrying amount at Dec. 31, 2002	25.6	2.5	5.1	33.2

Other noncurrent financial assets relate primarily to the capitalized surrender value of reinsurance policies. The changes in the basis of consolidation in the year under review relate to the carrying amounts of subsidiaries which are no longer consolidated due to immateriality. There are no advance payments on noncurrent financial assets. In fiscal year 2003, the carrying amount of an unconsolidated subsidiary was written down by €3.5 million as the company has streamlined and reorganized its activities.

Back to Contents

14.	Inventories	Dec. 31,	Dec. 31,
		2003	2002

		€m	€m
Raw materials and supplies		71.8	83.1
Work in progress		137.8	147.9
Finished goods and goods purchased and held for resale		47.1	54.5
Cost in excess of billings		7.7	9.3
Advance payments		0.6	1.1
less payments received		(7.0)	(7.5)

		258.0	288.4

Cost in excess of billings relates to customer-specific production contracts measured at cost. The total amount of inventories carried at net realizable value amounts to €1.9 million. Reversal of write-downs were only recognised to a limited extent.

15.	Trade receivables	Dec. 31,	Dec. 31,
		2003	2002

		€m	€m
Customers		204.2	198.1
thereof with more than one year to maturity (2003: €2.2 million; 2002: €0.3 million)
Subsidiaries		17.1	10.0

		221.3	208.1

Trade receivables are reported net of specific allowances for doubtful accounts amounting to €7.8 million as of December 31, 2003 and €9.6 million as of December 31, 2002. In the CG segment, valuation allowances in the amount of €4.6 million were charged on receivables from customers in Canada, Switzerland and other receivables. No general valuation allowances were recognized. There were no trade receivables from associates. In fiscal year 2003, the sales of receivables reported in the previous year amounting to €41.2 million were reduced completely.

16.	Other Receivables and other current assets
		Dec. 31,	Dec. 31,
		2003	2002

		€m	€m
Other receivables from subsidiaries		11.6	2.9
Other current assets		46.5	57.8
thereof with more than one year to maturity (2003: €0.2 million; 2002: €0.0 million)

		58.1	60.7

Other current assets relate primarily to recoverable taxes amounting to €17.5 million, positive fair values of financial derivatives totaling €12.9 million, prepaid expenses of €3.3 million, insurance claims, short-term loans

Back to Contents

receivable, purchase price receivables for noncurrent assets sold, and miscellaneous receivables. Due to the new refinancing program approved by the Company in December 2003, the capitalized financing costs for the old syndicated loan were written off at the end of fiscal year 2003. Costs of €0.2 million were deferred as of December 31, 2003 for the refinancing package implemented in 2004.

17.	Cash and cash equivalents

		31.12.2003	31.12.2002
		€m	€m

Cash and bank balances		46.1	21.4
Financial instruments		0.0	0.1

		46.1	21.5

The increase in cash and bank balances as compared to the prior year is primarily due to the increase in SGL CARBON AG’s cash and cash equivalents.

18.	Deferred tax assets

Deferred tax assets from tax loss carryforwards are recognized in the consolidated IFRS/IAS financial statements on the basis of a five-year projection of earnings before taxes at the level of the individual consolidated subsidiaries or fiscal entities for tax purposes. Uncertainties about certain assumptions and other general conditions are reflected in the projection and lead in exceptional cases to deferred tax assets from tax loss carryforwards not being recognized.

Tax loss carryforwards relate primarily to accumulated corporation tax loss carryforwards of approx. $199 million in the US and of approx. €139 million in Germany. As the law currently stands, the tax loss carryforwards in Germany can be utilized for an unlimited period. In the US, the tax loss carryforwards expire between 2018 and 2023. These tax loss carryforwards are measured at the expected future tax rates. Valuation allowances are charged on the gross amounts calculated in this way to obtain the amounts likely to be utilized in the future.

Deferred tax assets from loss carryforwards in Scotland were not recognized during preparation of the consolidated IFRS/IAS financial statements. As a result of the turnaround in our businesses in the USA, a portion of the loss carryforwards were recognized on the basis of a conservative estimate. This increased deferred tax assets by €10.0 million in 2003.

Deferred tax assets were also recognized for timing differences in profit and loss resulting from consolidation adjustments and for temporary differences in carrying amounts at the Group subsidiaries resulting from provisions for onerous contracts not allowable for tax purposes and for other measurement differences under the IFRSs/IASs. In the event of doubts about the tax-deductibility of expenses, an equivalent valuation allowance is charged against the calculated deferred tax assets. Most deferred tax assets have more than one year to maturity. Deferred tax assets and liabilities as of December 31, 2003 are derived from tax loss carryforwards or differences between the tax accounts and the IFRS/IAS financial statements as follows:

Back to Contents

	Deferred tax	Deferred tax
	assets	liabilities

	€m	€m
Noncurrent assets	14.7	18.2
Inventories	0.9	7.2
Receivables/other assets	3.0	3.9
Pension provisions	9.8	0.0
Other provisions	9.6	5.7
Liabilities	9.9	6.7
Comprehensive income	0.0	1.3
From tax loss carryforwards	79.3	0.0

Total	127.2	43.0

Back to Contents

19.	Equity

The classification of items of equity is presented in the consolidated statement of changes in equity on page F6.

The Company’s share capital amounted to €56,793,492.48 as of December 31, 2003 and is composed of 22,184,958 no par-value ordinary bearer shares, each with a notional value of €2.56.

An increase in the share capital of the Company requires a resolution by the Annual General Meeting adopted by a simple majority. Moreover, the Annual General Meeting may authorize the Executive Committee to increase the share capital of the Company with the consent of the Supervisory Board within a period of five years by issuing shares in a certain aggregate amount (authorized capital). Finally, shareholders may approve the creation of conditional capital, but only to issue conversion or subscription rights to holders of convertible bonds, to prepare a merger with another company or to issue stock options to employees and members of the management of the Company or of an affiliated company by way of a consent and authorization resolution. Each of these shareholders’ resolutions pertaining to the creation of authorized or conditional capital require a majority of three quarters of the share capital represented at the Annual General Meeting when the resolution is passed. The nominal amount of the authorized capital created by the shareholders may not exceed one half of the share capital existing at the time of registration of the authorized capital in the commercial register. The total nominal amount of the conditional capital created by the shareholders, the issuance of which was authorized by the shareholders, may not exceed one half of the share capital existing at the time of the adoption of the resolution relating to the conditional capital increase. The total nominal amount of the conditional capital for the issuance of stock options to employees and members of the management of the Company or of an affiliated company may not exceed 10% of the share capital existing at the time of the adoption of the resolution relating to the conditional capital increase.

Extraordinary General Meeting on January 15, 2004

The Extraordinary General Meeting on January 15, 2004 adopted the following resolutions, among others:

•	that the Company’s share capital will be increased from €56,793,492.48 by €85,190,238.72 to €141,983,731.20 against cash contributions by issuing 33,277,437 no-par value bearer shares;

•	that an underwriting syndicate will subscribe for the new shares at the notional amount of €2.56 per share, with the obligation that they offer the shares to the existing shareholders at a ratio of three to two (three new shares for two existing shares) and at a subscription price of at least €6.00 (the indirect pre-emptive right). The subscription period ended two weeks after public notification of the subscription offer in the electronic version of the German Federal Gazette;

•	that the new shares shall carry full dividend rights as of fiscal year 2004; and

•	that the Executive Committee is authorized, with the consent of the Supervisory Board, to determine the additional details of the capital increase and its implementation, in particular the subscription price. The underwriters are authorized to sell those shares that are not subscribed within the subscription period to institutional investors as part of a private placement.

The resolution relating to the capital increase was registered in the commercial register of the Wiesbaden local court on January 16, 2004; the implementation of the capital increase was registered on February 3, 2004.

Authorized capital

The Executive Committee is authorized, with the approval of the Supervisory Board, to increase the Company’s share capital by a total of up to €6,107,691.52 (authorized capital I) by issuing new shares against cash and/or non-cash contributions on one or several occasions until April 29, 2007. The shareholders are to be granted pre-emptive rights. The Executive Committee is authorized, with the approval of the Supervisory Board, to exclude fractional shares from the shareholders’ pre-emptive rights. Furthermore, the Executive Committee can disapply preemptive rights with the approval of the Supervisory Board

Back to Contents

(i)	to the extent necessary to enable the holders of options or convertible bonds that have been issued by the Company or by a wholly owned direct or indirect subsidiary to be granted subscription rights for shares to the same extent to which they would be entitled following the exercise of the options or conversion rights or after fulfillment of conversion obligations;

(ii)	if the new shares are issued to employees of the Company or affiliated companies within the meaning of sections 15 ff. of the Aktiengesetz (German Stock Corporation Act – AktG). However, for this purpose the share capital can only be increased by a total of no more than €1,664,000.00 by issuing a total of up to 650,000 new no-par value shares on one or several occasions;

(iii)	if the new shares are issued to employees of the Company or affiliated companies within the meaning of sections 15 ff. of the AktG who participate in the Matching Shares Plan of the Company. However, for this purpose the share capital can only be increased by a total of no more than €587,499.52 by issuing a total of up to 229,492 new no-par value shares on one or several occasions;

(iv)	if the new shares are issued as part of a capital increase against non-cash contributions for the acquisition of companies, divisions of companies, or equity interests in companies; and

(v)	for a total of no more than €5,597,299.20 if the new shares are issued as part of a capital increase against cash contributions at an issue price that is not significantly lower than the market price.

The Executive Committee is authorized, with the approval of the Supervisory Board, to increase the Company’s share capital by a total of up to €21,058,304.00 (authorized capital Ia) by issuing 8,225,900 new no-par value shares against cash contributions and/or non-cash contributions on one or several occasions until May 2, 2006. The Executive Committee is authorized, with the approval of the Supervisory Board, to exclude fractional shares from shareholders’ pre-emptive rights. In addition, the Executive Committee can disapply pre-emptive rights entirely with the approval of the Supervisory Board in order to issue new shares against non-cash contributions for the purpose of acquiring companies or interests in companies.

The Extraordinary General Meeting on January 15, 2004 adopted a resolution to cancel the authorized capital Ia insofar as it permits a capital increase against cash contributions. As a result, a capital increase from authorized capital Ia will only be possible against non-cash contributions in the future. The shareholders instructed the Company’s Executive Committee not to register this change to the Company’s Articles of Association until after the completion of the capital increase that was resolved by the January 15, 2004 Extraordinary General Meeting has been registered in the commercial register.

Conditional capital

Based on a resolution of the Annual General Meeting on April 27, 2000, the share capital of the Company was conditionally increased by a further €3,840,000.00, composed of 1,500,000 bearer shares with a notional value of €2.56 per share. The conditional capital increase will only be implemented to the extent that holders of warrants relating to bonds with warrants or holders of conversion rights from convertible bonds, which are issued by the Company or a wholly owned direct or indirect subsidiary of the Company on the basis of the authorizing resolution of the Annual General Meeting on April 27, 2000, exercise their option or conversion rights, or to the extent that holders of convertible bonds with a conversion obligation fulfill their conversion obligation, where those convertible bonds are issued by the Company or a wholly owned direct or indirect subsidiary of the Company on the basis of the authorizing resolution of the Annual General Meeting on April 27, 2000. The new shares carry dividend rights as of the beginning of the fiscal year in which they are created through the exercise of conversion rights or options or through the fulfillment of conversion obligations.

Based on a resolution of the Annual General Meeting on April 27, 2000, the share capital of the Company was conditionally increased by an additional nominal amount of up to €4,096,000.00. The conditional capital increase will be implemented only by issuing up to 1,600,000 new shares carrying dividend rights from the beginning of the fiscal year in which they were issued and will only be implemented insofar as the holders of options issued within the scope of the stock option plan of the Company based on the authorization of April 27, 2000, exercise their rights to purchase shares.

Based on a resolution of the Annual General Meeting on May 3, 2001, the share capital of the Company was conditionally increased by a further €5,520,499.20, composed of 2,156,445 bearer shares. The conditional capital

Back to Contents

increase will only be implemented to the extent that holders of bonds with warrants or holders of conversion rights from convertible bonds, which are issued by the Company or a wholly owned direct or indirect subsidiary of the Company on the basis of the authorizing resolution of the Annual General Meeting on May 3, 2001, exercise their option or conversion rights, or to the extent that holders of convertible bonds with a conversion obligation fulfill their conversion obligation. The new shares carry dividend rights as of the beginning of the fiscal year in which they are created through the exercise of conversion rights or options or through the fulfillment of conversion obligations.

Authorization to acquire own shares

By resolution of the Annual General Meeting on April 30, 2003, the Executive Committee was authorized to acquire, until October 29, 2004, no-par value shares of the Company totaling up to 10% of the share capital as of April 30, 2003. The purchase price of one no-par value shares (excluding transaction costs) may not be more than 10% above or below the average closing price of the Company’s shares in the XETRA securities trading system (or a comparable successor system) on the last five trading days prior to the acquisition or undertaking to acquire the shares. If the shares are acquired via a public offering, the purchase price per share (excluding transaction costs) may not, as a matter of principle, be more than 15% above or below the average closing price of the Company’s shares in the XETRA securities trading system (or a comparable successor system) on the fifth to the ninth trading days prior to the publication of the offering. The volume of the public offering can be limited. Where the shares tendered to the Company as the result of a public offering exceed the stipulated volume, the number of shares accepted must be proportional to the number of shares offered. Preferred acceptance of lesser numbers of shares (up to 100 shares per shareholder) can be stipulated. Public offerings must comply with the regulations of the Wertpapiererwerbs- und Übernahmegesetz (German Securities Acquisition and Takeover Act), insofar as and to the extent that these are applicable.

In addition, the Executive Committee was authorized to sell acquired own shares by means other than the stock market or an offering to all shareholders if the shares are sold at a cash price that is not significantly less than the market price of shares of the Company carrying the same rights at the time of the sale; this authorization is limited to a total of no more than 10% of the Company’s share capital. All shares issued in accordance with Article 3 (6) of the Articles of Association for which pre-emptive rights have been disapplied in accordance with section 186 (3) sentence 4 of the AktG must be included. Also to be included are the shares to be issued as the result of the exercise of options or conversion rights arising from convertible bonds or bonds with warrants issued in accordance with the disapplication of shareholders’ pre-emptive rights under section 186 (3) sentence 4 of the AktG. Furthermore, the Company was authorized to make available, on the expiry of the two-year lockup period, the own shares it acquired to members of the Executive Committee while disapplying pre-emptive rights as part of the Matching Shares Plan resolved by the Annual General Meeting on April 27, 2000 under agenda item 8. In this case, the shares must be offered and transferred by the Supervisory Board. However, no more than 20,000 shares may be transferred for this purpose. The Executive Committee was authorized to offer the own shares for sale while disapplying pre-emptive rights to employees of the Company or a Group company. Moreover, the Executive Committee was authorized to retire the own shares without an additional resolution by the Annual General Meeting. Each of these authorizations can be exercised either in full or in part. The own shares may be acquired for one or several of the reasons listed.

The Supervisory Board can determine that measures taken by the Executive Committee in reliance on this resolution by the Annual General Meeting may only be taken with its approval. The Executive Committee may use the authorization to allocate acquired shares in the context of the Matching Shares Plan only if and to the extent that the Supervisory Board has made such a resolution and has given its approval. To date, the Executive Committee has not made use of this authorization.

Convertible bonds

The Company currently has convertible bonds outstanding in the aggregate principal amount of €133,650,000, which it issued on September 18, 2000 at par. The bonds bear interest at 3.5% annually. The bonds may be converted into shares at any time between October 18, 2000 and September 4, 2005. Each bond in the amount of €1,000 can be converted into 11.2233 shares (subject to adjustment of the conversion price). The bonds will mature on September 18, 2005 provided that they have not been repaid or converted at an earlier date. The conditions of the convertible bond provide for protection against dilution. The conditional capital described above in the amount

Back to Contents

of up to €3,840.000 was created in order to collateralize the option rights. The Company plans to repurchase the convertible bonds from the bondholders in the context of a public tender offer.

Following the reclass of retained earnings in the amount of €58,000,000, SGL Carbon AG’s net accumulated deficit is zero.

On March 10, 2003, the Company bought 300,000 own shares at €2.56 each. These shares resulted from the capital increase approved on January 31, 2003 by the Executive Committee with the consent of the Supervisory Board on February 11, 2003 and were for use by employees. In March 2003, a total of 20,508 new shares were also issued to employees of SGL Carbon AG and its affiliates as a non-cash contribution as part of the 2001 Matching Shares Plan. The employees participating in the 2001 Matching Shares Plan contributed their bonus claims to the value of €249,582.36 to the Company as a non-cash contribution. €52,500.48 of this amount consisted of issued capital, while the remaining €197,081.88 was credited to the share premium. Following the implementation of the Bonus and Matching Shares Plan, the Company’s portfolio has comprised of 264 own shares at the balance sheet date.

On February 4, 2004, the Executive Board resolved to increase the share capital by €896,000 by issuing 350,000 new shares using part of the authorized capital (authorized capital I). The new shares are for use by employees and carry dividend rights for fiscal year 2003. In addition, the Company will issue 22,895 new shares as a non-cash contribution to employees of SGL Carbon AG and its affiliates in March 2004 as part of the 2002 Matching Shares Plan. The new shares carry dividend rights for fiscal year 2004.

20.	Provisions for pensions and other employee benefits

	Dec. 31, 2003	Dec. 31, 2002
	€ m	€ m

Pension provision for corporate commitments	161.0	158.8
Pension provision for severance and termination benefits	15.3	16.4
Other	12.2	15.4

	188.5	190.6

The employees of the SGL Carbon Group are covered by various worldwide pension plans which provide for the retirement benefit to the employee and their spouse. Some of the arrangements are tied to the remuneration level of the employees, others involve fixed amounts that depend on the classification of the employees (in terms of both salary class and grade level in the corporate hierarchy). Certain arrangements also provide for future increases based on indexed inflation.

The different pension plans covering the employees of SGL Carbon AG, SGL Carbon GmbH and SGL Acotec GmbH (formerly SGL Technik GmbH) were standardized as of April 1, 2000. Retirement benefits for employees that arose prior to April 1, 2000 are not affected, and the financial obligations arising under these pension plans remain within the SGL Carbon Group, where they are covered by provisions. The basis of the amended pension plan is the legally independent pension fund for employees of the Hoechst Group, which is funded by employee and employer contributions.

The contributions of the SGL Carbon Group to this pension fund are determined by a certain formula based upon the contributions paid into this pension fund by the employees. The payments by subsidiaries to such defined contribution pension plans are expensed as incurred in the period concerned.

In the case of defined contribution pension plans, the company pays contributions to pension insurance funds on the basis of statutory or contractual provisions. The company has no obligations other than to pay the contributions. Current contribution payments are recognized as operating expenses in the period concerned.

Back to Contents

The provisions for defined benefit plans are calculated using the projected unit credit method. Measurement is based on the legal, economic and tax circumstances in the country concerned. Most of the obligations from current pensions benefits and entitlements under pension plans in the European companies are covered by the provisions carried on the balance sheet. The North American subsidiaries have country-specific pension plans which are largely covered by pension funds. At certain subsidiaries in the SGL Carbon Group, the provisions also cover amounts for post-employment medical care as well as severance payments. The future benefit obligations are calculated using actuarial methods based on conservative estimates of the relevant parameters. Recognition of actuarial gains and losses uses the 10% corridor rule. Personnel turnover is determined on a company-by-company basis. The actuarial measurements are based on country-specific mortality tables. Pension provisions amounting to around €13 million have a term of less than one year.

The following parameters are applied to the most significant countries, Germany and the USA:

Calculation basis and parameters for pension provisions

	German Plans		US-Plans

	2003	2002	2003	2002

Discount Rate	5.5%	6.0%	6.75%	6.75%
Salary growth	2.75%	3.0%	3.0%	3.0%
Expected rate of return on plan assets	–	–	8.5%	9.0%

Changes in the present value of funded obligations and in plan assets for pension provisions for direct commitments are presented below:

Changes in present value of funded obligation	2003	2002
	€m	€m

Present value at Jan. 1	244.8	234.8
Current service cost	4.7	5.5
Interest cost	13.6	14.2
Acturarial gains/losses	0.0	6.6
Benefits paid	(12.4)	(12.1)
Changes in basis of conso lidation	(3.0)	0.0
Exchange differences	(13.7)	(4.2)

Projected benefit obligations at Dec. 31	234.0	244.8

Changes in Plan A ssets
Plan assets at Jan. 1	45.3	51.6
Return on plan assets	3.2	(5.7)
Contributions paid	2.9	2.9
Benefits paid	(3.4)	(3.7)
Exchange differences	(7.1)	0.2

Plan assets at Dec. 3 1	40.9	45.3

Funding Status	193.1	199.5
Unrecognized actuarial gains/losses	(32.1)	(40.7)

Provision at Dec. 31	161.0	158.8

Pension expenses are composed as follows:

Back to Contents

€ m	2003	2002	2001

Current service costs	4.7	5.5	5.1
Interest cost	13.6	14.2	14.2
Expected return on plan assets	(3.2)	(4.5)	(5.8)
Amortization of actuarial gains/losses	2.1	0.7	0.2

Pension expenses from defined benefit plans	17.2	15.9	13.7

Pension expenses from defined contribution plans	3.3	2.8	3.6

Pension expenses	20.5	18.7	17.3

21.	Other Provisions

			Restructuring
		Staff	and antitrust
€m	Taxes	costs	risks	Miscellaneous	Total

Balance at Jan. 1, 2003	2.3	43.3	75.8	27.8	149.2
Changes in basis of consolidation	(0.2)	(0.7)	0.0	(0.7)	(1.6)
Utilized	(1.6)	(24.6)	(1.3)	(16.1)	(43.6)
Released	(0.4)	(1.6)	0.0	(5.4)	(7.4)
Additions	2.7	25.9	19.5	26.0	74.1
Other changes	0.0	(2.1)	(1.8)	(0.2)	(4.1)

Balance at Dec. 31, 2003	2.8	40.2	92.2	31.4	166.6

(thereof with a term of less than one year)	(1.5)	(33.1)	(92.2)	(26.8)	(153.6)

The provisions for taxes contain amounts for tax risks of fiscal years not yet finally assessed by the tax authorities. Provisions for staff costs relate to provisions for annual bonuses, jubilee benefits, partial retirement and outstanding vacation.

Although we filed an appeal with the European Court in relation to the antitrust fine on our electrical contacts activities levied by the EU in December 2003, we have examined the provisions for antitrust risks in their entirety and increased them by €19.5 million (2002: €22.0 million). At the end of 2003, we deferred the estimated interest to be paid in connection with the European antitrust fine and reported this amount under other provisions.

Miscellaneous other provisions relate to various risks, including provisions for bonuses, rebates and burdensome contracts amounting to €6.1 million (2002: €7.2 million), provisions for interest relating to European antitrust proceedings amounting to €5.6 million (2002: €0.0 million), provisions for warranties amounting to €0.3 million (2002: €2.0 million), provisions for environmental costs amounting to €2.4 million (2002: €3.4 million), and provisions for other risks.

Back to Contents

22.	Liabilities

€m	Dec. 31, 2003	Dec. 31, 2002

Financial liabilities
Bank loans and overdrafts	360.8	313.5
Convertible and exchangeable bonds	133.7	135.0

	494.5	448.5
Trade payables	98.9	110.5
thereof due within one year €98.9 million (2002: €110.5 million)
thereof due to subsidiaries €0.7 million (2002: €0.4 million)
Other liabilities
Customer advances received	1.8	0.8
thereof due within one year €1.8 million (2002: €0.8 million)
Payable to subsidiaries	5.5	6.0
thereof due w ithin one year €5.5 million (2002: €6.0 million)
Miscellaneous other liabilities	131.2	144.4

	138.5	151.2

Total	731.9	710.2

133,650 bonds with warrants of €1,000 each were issued as part of a convertible bond on September 18, 2000 at 100% of the principal amount. They bear interest at 3.5% p.a. on their principal amount. The bonds with warrants can be converted at any time into fully paid-up, no-par value bearer shares of SGL Carbon AG in the period from October 18, 2000 to September 4, 2005. Each bond with warrants in the principal amount of €1,000 can be converted into 11.2233 shares subject to adjustment of the conversion price. In accordance with the new loan agreement, a buy-back offer will be made to the holders of the convertible bonds in 2004.

The weighted average rate of interest on financial liabilities was 4.7% for 2003 (previous year: 4.4%).

Bank loans and overdrafts amounting to €153.7 million as of December 31, 2003 bore interest at fixed rates of up to 7.4%. The remaining bank loans relate mainly to short-term € and USD loans at rates of interest of between 3.9% and 4.9%.

In December 2002, SGL Carbon and various of its German and foreign Group subsidiaries entered into a syndicated loan agreement totaling €510 million with a term of two and a half years. This amount included the bank guarantee to the European Commission and a working capital facility. This was repaid in February 2004 via the new refinancing program.

The refinancing program of approximately €866 million that the Company approved in December 2003 and implemented in January and February 2004 comprises in addition to the capital increase the issue of high-yield bonds of approx. €270 million and the conclusion of new syndicated loans amounting to around €240 million and $116 million. The syndicated loans have been granted subject to the condition that the Group complies with standard bank covenants, such as the amount of equity, fixed charge coverage and the ratio of net debt to EBITDA and EBITDA to interest expense. Non-compliance with the covenants or other obligations in the loan agreement may result in

Back to Contents

additional expenses and, if repeated, the lenders could demand repayment of the loan ahead of schedule.

Various assets, in particular property, plant and equipment, inventories and receivables were pledged as security for the loan.

Based on the credit lines in place at December 31, 2003 within the framework of the syndicated loans and the amounts used as of the balance sheet date, the SGL Carbon Group had credit lines of €41 million available.

In fiscal year 2003, the advance payments received totaling €7.0 million were offset against the corresponding inventories for each individual project (2002: €7.5 million). The other liabilities primarily relate to discounted liabilities for North American antitrust proceedings amounting to €61.0 million (2002: €80.9 million), wages and salaries amounting to €7.6 million (2002: €16.3 million), negative fair values of financial derivatives of €25.3 million (2002: €12.2 million), and taxes amounting to €9.5 million (2002: €6.4 million). Social security liabilities amounted to €8.2 million (2002: €6.7 million).

The maturity structure of the total amounts of financial and miscellaneous other liabilities due in each of the next five years and the remainder thereafter is presented below; these relate to the syndicated loan entered into at the end of 2002 / start of 2003:

						With more
						than five
						years to
	2004	2005	2006	2007	2008	maturity
€m						€m

Financial liabilities	83.9	392.7	4.8	8.4	4.2	0.5
Miscellaneous other liabilities	84.0	21.0	20.0	6.2	0.0	0.0

Deferred grants from third parties as defined by IAS 20 amounted to €1.3 million as of December 31, 2003 (2002: €1.6 million). €0.2 million was recognized in income during the year under review. There are no deferred gains on sale and leaseback transactions.

23.   Deferred tax liabilities

Deferred tax liabilities result from differing depreciation and amortization methods applied in the tax accounts and in the IFRS/IAS financial statements, from capitalized finance leases, and from measurement differences in the carrying amounts of inventories between the tax accounts and the IFRS/IAS consolidated financial statements. Most deferred tax liabilities have more than one year to maturity. Deferred taxes from items consisting of cash flow hedges in 2003 charged directly to equity amount to €1.3 million (see also note 18).

Back to Contents

Consolidated cash flow disclosures

24.   Disclosures on the consolidated cash flow statement

The consolidated cash flow statements present changes in the cash and cash equivalents of the SGL Carbon Group through inflows and outflows of cash and cash equivalents over the course of a reporting period. Cash flows are classified by operating, investing and financing activities. The effects of first-time consolidation and deconsolidation were eliminated. The presentation is supplemented by a reconciliation to cash and cash equivalents as reported in the balance sheet. The amounts of foreign subsidiaries whose reporting currency is other than the Euro have generally been translated at average rates for the year in the cash flow statement, while cash and cash equivalents are translated at the closing rate, as in the balance sheet.

Cash provided by operating activities includes interest received in the amount of €3.4 million and interest paid in the amount of €26.9 million. Net taxes paid after refunds amounted to €3.8 million. Bank loans and overdrafts were increased by €47.6 million for financing purposes, while Group debt fell by €1.3 million due to the repayment of commercial paper.

Cash used includes payments for the acquisition of companies. A total of €1.7 million was paid for the acquisition of noncurrent financial assets.

Back to Contents

Other disclosures

25.   Commitments and contingencies

There were no liabilities on bills as of December 31, 2003 or in the previous year. There were guarantee obligations of €35.5 million at December 31, 2003 (December 31, 2002: €45.0 million). Other financial obligations from orders relating to approved capital expenditures commitments amounted to €3.2 million and €21.1 million at December 31, 2003 and 2002, respectively. Certain of these capital projects involve expenses to be incurred after more than one year.

A number of collateral agreements were entered into with creditors in conjunction with the refinancing project at the start of 2003. These entailed the pledging of equity interests in the majority of Group companies. The rights of use for intangible assets have been assigned for all German companies, and liens entered for SGL CARBON AG and two US companies in the amount of €397.5 million. Inventories and movable plant and equipment amounting to €378.1 million were assigned as collateral. For the above-mentioned companies, trade receivables and receivables from unconsolidated subsidiaries totaling €170.3 million were assigned as collateral. In addition, receivables from subsidiaries included in the consolidated financial statements in the amount of €547.5 million and bank balances amounting to €40.7 million were pledged as collateral by individual companies. Similar collateral agreements will be entered into under the new financing package to be implemented in 2004.

There were also rental and lease obligations for land and buildings, IT equipment, motor vehicles and other items of property, plant and equipment amounting to €9.1 million and €12.3 million at December 31, 2003 and 2002, respectively. At December 31, 2003, the minimal annual lease payments are as follows:

					2008 and
€ m	2004	2005	2006	2007	thereafter

Operating leases	2.2	1.3	0.7	0.5	3.3
Finance leases	0.3	0.3	0.2	0.2	0.2
- discounts included	(0.1)
= Present value of finance leases	1.1

There were no payments received from subleases in the two fiscal years. The finance leases relate solely to leased items of property, plant and equipment that were entered into under standard leasing arrangements without special purchase options. There were provisions for environmental protection obligations at a number of the SGL Carbon Group’s production sites, principally in North America, in the amount of €2.4 million and €3.4 million at December 31, 2003 and 2002, respectively.

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

Pending antitrust proceedings and claims

The antitrust proceedings in the US and in Canada have been concluded. Following negotiations with the US antitrust authorities, we obtained a payment extension in 2002 for our remaining obligations. According to the original repayment schedule, we would have had to pay a total of $65 million in 2002 and 2003. Under the revised plan, a total of $15 million was repaid in these two years. The postponement of payments totaling $50 million to the period 2004 – 2007 will further improve the Company’s financial position.

In December 2002, the European Commission imposed a fine of €27.75 million on SGL Carbon AG for anti-competitive practices in the graphite specialties market. We have filed an appeal with the European Court of

Back to Contents

Justice, citing in particular double jeopardy and gross unreasonableness. Additional provisions of €22 million were recognized in 2002 to cover these antitrust risks.

In December 2003, the European Commission imposed a fine of €23.64 million on SGL Carbon AG for anti-competitive practices in the market for electrical and mechanical carbon and graphite products. We have filed an appeal against this decision as well with the European Court of Justice. The provisions for antitrust proceedings, including legal costs have been increased by €19.5 million in this context in 2003.

26.   Related party disclosures

In the course of its business activities, the SGL Carbon Group renders services to related companies and persons. In turn, these persons and companies deliver goods or render services to the SGL Carbon Group as part of their business. All these transactions are settled on an arm’s length basis. Receivables from unconsolidated subsidiaries and associates amount to €28.6 million, and the corresponding liabilities amount to €6.2 million. Details are presented in the notes to the relevant balance sheet and income statement items

In August 2001, Paul W. Pendorf was appointed Chief Executive Officer of HITCO CARBON Composites, Inc. Mr. Pendorf has a 6% minority interest in this company. The SGL Carbon Group granted Mr. Pendorf a loan, secured by the proceeds from the future sale of his shares in HITCO, to finance the purchase price. The related shareholders’ agreement of August 3, 2001, which was replaced and updated by a substantially similar agreement on September 5, 2003, also provides, among other things, for additional options that can be exercised by either side in certain specific cases or (with the exception of HITCO) after no more than three years at a price fixed according to a specific formula. Specifically, SGL CARBON LLC and HITCO hold a call option granting them the right to acquire Mr. Pendorf’s shares in HITCO, and Mr. Pendorf holds a put option granting him the right to sell his HITCO shares to SGL CARBON LLC. Mr. Pendorf may only exercise his option on or after September 5, 2006.

Mr. Pendorf is also a shareholder of AMT II Corp. (“AMT II”), a company that entered into a management services agreement with HITCO in 2001. This agreement was amended and replaced in the summer of 2003 by a new agreement that calls for a manager to be made available on a temporary basis. In addition, an option agreement from August 2001 was terminated, whereby an option of AMT II to acquire 43% of the shares of HITCO expired.

At December 31, 2003 and 2002, there were also call-in obligations of $3.8 million and $3.6 million, respectively, for shares in an unconsolidated subsidiary.

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

Foreign currency risks arise where receivables or liabilities are denominated in a currency other than the company’s local currency. Hedging occurs firstly as a result of naturally closed positions, where a foreign currency receivable in the SGL Carbon Group is matched by one or more liabilities in the same currency with equivalent maturities and amounts. Derivatives are used only for hedging purposes for foreign currency risks not covered by natural hedges.

Back to Contents

Derivatives

The SGL Carbon Group may be exposed to risks from changes in interest rates and exchange rates during the course of its business activities. Derivatives are used purely for hedging purposes and to reduce such risks. No financial instruments are held for trading purposes. The use of such instruments is governed by internal instructions. Risk is estimated and monitored continuously.

SGL is exposed to foreign currency risks on account of purchase and sale transactions, intragroup loans and the liability to the US Department of Justice that are not denominated in its functional currency (euros). Although aggregate currency risk effects can be partially offset, SGL hedges against certain material foreign currency risks by way of currency forwards and currency options.

A credit risk may take the form of a decline in value of SGL’s assets if a counterparty is unable to meet the contractual obligations agreed when a financial instrument was concluded. The sum of the amounts disclosed as assets constitutes SGL’s maximum credit risk. To reduce the credit risk, financial instruments are entered into exclusively with internationally recognized financial institutions. In addition, all transactions are monitored by the Company’s central finance department.

SGL hedges against credit risks in relation to customer receivables as far as possible (this is only partially the case in the US, for example). Various instruments such as cash in advance, payment bonds, confirmed documentary credits or loan insurance are used. In Q3 2003, receivables totaling €4.0 million mainly relating to two long-term customers in Canada and Switzerland were written off. Whereas no major bad debt losses had been incurred in the whole of fiscal 2002 and in the first half of 2003, the customers in these two isolated cases have gone into receivership or are the subjects of similar proceedings. SGL will leverage the knowledge it has gained from these bad debt losses to further optimize its risk management system.

Notional amounts

The notional amounts are the aggregate of all underlying purchase and sale amounts involving non-Group third parties. The amounts presented in the following table therefore do not represent the amounts exchanged by the parties and, as a result, are not an indication of the SGL Carbon Group’s liabilities under these financial instruments.

The notional amounts and fair values of the financial instruments as of December 31, 2003 and 2002 were as follows:

	Notional amounts				Fair values

	Bought	Sold	Total	Total	Total	Total
	Dec. 31, 2003	Dec. 31, 2003	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2002
	€m	€m	€m	€m	€m	€m

Foreign currency contracts:
USD currency forwards	0.0	146.8	146.8	174.2	10.8	5.7
GBP currency forwards	0.3	46.3	46.6	52.6	0.4	0.8
Other currency forwards	11.1	2.2	13.3	7.4	(0.2)	0.2
Currency options	93.2	88.1	181.3	192.7	(22.4)	(10.2)
Participating forward contracts	0.0	0.0	0.0	0.8	0.0	0.0

Interest rate contracts:
Interest rate swaps	0.0	100.0	100.0	103.2	(1.3)	(0.7)
Interest rate options	70.0	0.0	70.0	15.3	0.0	0.0

Currency forwards and options are primarily used to hedge existing and future foreign currency receivables and liabilities. The objective of hedging transactions in the SGL Carbon Group is to reduce the risks from exchange rate fluctuations inherent in its receivables and liabilities denominated in foreign currency. The underlying transactions in the individual foreign currencies are almost fully hedged on the basis of the net position per currency.

Back to Contents

The maturities are based on the maturities of the underlying transactions and range from several days to several months.

Up to the start of December 2003, hedges were entered into to hedge against the US dollar earnings risk for fiscal year 2004. As a result, a total of $97 million is hedged at a rate of approximately $1.15/ € for 2004.

Forecasted US dollar transactions in fiscal year 2004 are hedged by a cash flow hedge. The gains on the effective portion of these hedges as of December 31, 2003 are recognized directly in equity after deduction of deferred taxes and reported separately in other comprehensive income.

The fair value of derivatives is the price at which one party would assume the rights and/or obligations from another party. Fair values are measured as follows on the basis of the market information available at the balance sheet date using standard market valuation methods:

•	Currency hedges are measured on the basis of reference rates and reflect forward premiums and discounts. Currency options are measured using recognized option pricing models.

•	Interest rate contracts are measured on the basis of discounted expected future cash flows, with market rates of interest applied for the remaining maturity of the instruments.

•	Interest rate options are measured using recognized option pricing models (incl. Black-Scholes).

The fair values are determined by independent financial service providers. In the case of derivatives, there is a credit risk in the amount of the positive fair values of the derivatives.

A zero cost option was entered into to hedge the USD liability from the antitrust fine. The premium to be paid for buying the option matches the premium resulting from the sale of the option. This USD option had “knocked in” at December 31, 2003, which means that SGL will have to acquire the USD at $0.90/ €.

The SGL Carbon Group conducts interest rate option and swap transactions to optimize its financing costs. In fiscal years 2003 and 2002, the SGL Carbon Group used interest rate swaps to convert part of its financial liabilities from fixed-interest liabilities into floating rate liabilities.

Other hedging instruments are recognized in accordance with IAS 39.103. Hedges are measured at cost at inception. Changes in the fair values of derivatives from subsequent remeasurement are recognized immediately as income and the carrying amount of the hedged item is adjusted. Gains or losses from the remeasurement of interest rate hedges designated as fair value hedges of floating bank loans are also recognized as income.

Back to Contents

28.	Segment reporting

The SGL Carbon Group operates in the following areas:

•	Carbon and Graphite [CG]
Graphite electrodes and carbon products (electrodes, cathodes, furnace linings)

•	Graphite Specialties [GS]
Products for industrial applications, mechanical carbons and electrical contacts, carbon fibers/composites

•	Corrosion Protection [CP]
Process technology and surface protection

and

•	SGL Technologies [SGL T]
Graphite foils, carbon fibers, expanded graphite and fabrics, composites, carbon-ceramic brake discs and fuel cell components.

External sales revenue relates almost exclusively to revenue from the supply of products. Trading revenues or other revenues are insignificant. Intersegment revenue is generally based on market-driven transfer prices, less selling and administrative expenses. In exceptional cases, cost-based transfer prices may be used. The Other segment relates to companies that primarily render services to the other Business Areas, and includes SGL Carbon AG. Consolidation adjustments relate to the elimination of intersegment transactions. Non-cash expenses resulted primarily from the increase in antitrust provisions in the amount of €19.5 million in the Other segment. Certain information on the businesses of the SGL Carbon Group is presented below (primary segment reporting format in accordance with IAS 14.50 ff).

Back to Contents

							SGL
						Consolidation	CARBON
€m	CG	GS	CP	SGLT	Other	adjustments	Group

2003
Net sales revenue	558.0	174.3	186.2	124.9	2.8	0.0	1,046.2
Inter-segment revenue	363.0	46.4	13.0	3.9	47.7	(474.0)	0.0

Total net sales revenue	921.0	220.7	199.2	128.8	50.5	(474.0)	1,046.2
Profit / loss from operations *)	66.4	6.7	(4.3)	(12.0)	(17.9)	0.0	38.9
Investment in property, plant and
equipment	21.2	5.4	2.2	4.0	0.0	0.0	32.8
Depreciation and amortization
expense	34.4	13.4	8.4	15.8	0.2	0.0	72.2
Capital employed	419	167	106	180	16	0	888
Debt	123.0	48.9	30.9	52.7	239.0	0.0	494.5

2002
Net sales revenue	550.7	195.9	212.4	150.4	2.9	0.0	1,112.3
Inter-segment revenue	396.5	44.5	16.3	4.4	44.4	(506.1)	0.0

Total net sales revenue	947.2	240.4	228.7	154.8	47.3	(506.1)	1,112.3
Profit / loss from operations *)	51.9	1.9	4.8	(11.7)	(18.3)	0.0	28.6
Investment in property, plant and
equipment	22.6	6.3	2.5	9.3	0.8	0.0	41.5
Depreciation and amortization
expense	38.5	15.6	9.8	17.2	0.1	0.0	81.2
Capital employed	462	199	135	202	(31)	0	967
Debt	103.3	44.5	30.1	45.1	225.5	0.0	448.5

2001
Net sales revenue	619.8	230.7	235.8	135.1	11.9	0.0	1,233.3
Inter-segment revenue	364.6	50.9	19.1	3.6	30.3	(468.5)	0.0

Total net sales revenue	984.4	281.6	254.9	138.7	42.2	(468.5)	1,233.3
Profit / loss from operations *)	78.9	22.3	12.6	(33.7)	(21.4)	0.0	58.7
Investment in property, plant and
equipment	45.1	12.6	5.0	26.3	1.6	0.0	90.6
Depreciation and amortization
expense *)	38.4	19.2	10.3	17.7	0.3	0.0	85.9
Capital employed	569	274	162	203	5	0	1,213
Debt	152.3	73.4	43.4	54.4	215.4	0.0	538.9

*)	before cost of antitrust risks and restructuring expenses.

Back to Contents

		Europe		Central and			SGL
		excl.	North	South		Consolidation	CARBON
€m	Germany	Germany	America	America	Other	adjustments	Group

2003
Net sales revenue (by destination)	197.7	352.1	257.0	51.5	187.9	0.0	1,046.2
Net sales revenue (by company)
Third-party customers	401.5	402.7	234.4	1.6	6.0	0.0	1,046.2
Intercompany sales revenue	162.5	260.1	51.1	0.0	0.3	(474.0)	0.0

Total net sales revenue	564.0	662.8	285.5	1.6	6.3	(474.0)	1,046.2
Export sales from Germany	384.4	0.0	0.0	0.0	0.0	0.0	384.4
Capital employed	316	320	243	0	9	0	888
Investments in property, plant and
equipment	7.2	16.3	9.2	0.0	0.1	0.0	32.8

2002
Net sales revenue (by destination)	216.6	373.8	281.6	63.4	176.9	0.0	1,112.3
Net sales revenue (by company)
Third-party customers	409.5	422.9	267.8	5.1	7.0	0.0	1,112.3
Intercompany sales revenue	179.4	269.5	56.8	0.0	0.4	(506.1)	0.0

Total net sales revenue	588.9	692.4	324.6	5.1	7.4	(506.1)	1,112.3
Export sales from Germany	369.3	0.0	0.0	0.0	0.0	0.0	369.3
Capital employed	304	338	312	4	9	0	967
Investments in property, plant and
equipment	17.1	12.1	11.8	0.1	0.4	0.0	41.5

2001
Net sales revenue (by destination)	246.0	409.2	315.8	63.1	199.2	0.0	1,233.3
Net sales revenue (by company)
Third-party customers	457.8	439.7	319.1	8.0	8.7	0.0	1,233.3
Intercompany sales revenue	178.3	237.1	53.1	0.0	0.0	(468.5)	0.0

Total net sales revenue	636.1	676.8	372.2	8.0	8.7	(468.5)	1,233.3
Export sales from Germany	360.7	0.0	0.0	0.0	0.0	0.0	360.7
Capital employed	404	386	410	4	9	0	1,213
Investments in property, plant and
equipment	40.0	23.3	26.6	0.0	0.7	0.0	90.6

Back to Contents

29.	List of shareholdings

The list of shareholdings is filed with the Wiesbaden commercial register. It will also be available for inspection at the Annual General Meeting of SGL Carbon Aktiengesellschaft on April 30, 2004.

30.	Remuneration of the Supervisory Board and Executive Committee of SGL CARBON AG

The remuneration for the members of the Executive Committee includes a fixed and a variable component. The remuneration of the Executive Committee and the number of shares held are as follows:

	Base		SGL	Stock Options
	salary	Bonus	Shares	(2000 bis 2003)
	T €	T €	no.	no.

R. J. Koehler	424	280	10,608	100,000
T. H. Breyer	294	200	13,330	60,000
Dr. H. Kottmann	284	170	5,734	45,000
Dr. B. Toniolo	294	200	3,558	60,000
Dr. K. Warning	294	200	11,340	60,000

Total	1,590	1,050	44,570	325,000

As Mr. T. Breyer performs most of this activities in the US, he receives his compensation in US-Dollars. His basic contractual salary of €294 thousand and his bonus of €200 thousand are expensed in the consolidated financial statements at a total of €464 thousand on account of exchange rate effects. Dr. H. Kottmann’s salary was adjusted to the same base salary as the other ordinary Executive Committee members as of April 1, 2003.

The remuneration paid to the Executive Committee members in fiscal year 2003, including payments in kind, totaled €2,667 thousand.

The members of the Executive Committee also receive a variable compensation component in the form of rights from management incentive plans. The stock options attributable to the members of the Executive Committee include options granted under the stock option plan between 2000 and 2003 that have not yet expired (see note 31).

The total remuneration of former members of management and their surviving dependents amounts to €0.1 million. Provisions of €1.1 million have been recognized for pension obligations to former members of management and their surviving dependents. The active members of the Executive Committee hold shares in SGL Carbon AG as part of their private assets. At December 31, 2003, these totaled 38,690 shares and 17,640 ADRs, corresponding to a total of 44,570 shares.

The total remuneration of the Supervisory Board amounted to €0.3 million. In 2003, the following amounts were payable:

Back to Contents

	Base	Additional
in T €	remuneration	remuneration	Total

Prof. Dr. rer. nat. Utz-Hellmuth Felcht
Chairman	40	9	49
Franz Schaffer
Deputy Chairman until April 30, 2003	30	4	34
Heinz Schroth
Deputy Chairman since April 30, 2003	20	5	25
Hans-Georg Bartel (died Nov. 20, 2002)	14	0	14
Peter Fischer	20	1	21
Dr.-Ing. Claus Hendricks	20	5	25
Hansgeorg B. Hofmann	20	11	31
Jürgen Kerner	6	1	7
Dr.-Ing. Hubert Lienhard	20	5	25
Jacques Loppion	20	3	23
Lutz Mühring (until April 30, 2003)	20	2	22
Josef Scherer (since April 30, 2003)	0	2	2
Bert Schilling (since April 30, 2003)	0	2	2
Karl-Heinz Schneider	9	0	9
Andrew H. Simon	20	3	23
Hans-Werner Zorn (since Feb. 27, 2003)	0	5	5

Total	259	58	317

Additional remuneration consists of meeting attendance and committee membership allowances. The base remuneration of Supervisory Board members appointed for the first time in 2003 will be paid in 2004. Mr. Hansgeorg Hofman received an additional payment of €33 thousand in fiscal year 2003 under a temporary consultancy agreement concluded with the approval of the Supervisory Board.

31.	Management incentive plans

At present, SGL has a total of five different management and employee incentive plans. The Long-Term Incentive Plan, which was approved in 1996, originally consisted of the Stock Appreciation Rights Plan (the ‘‘SAR Plan’’) and the Long- Term Cash Incentive Plan (the ‘‘LTCI Plan’’). While the exercise period of the SAR Plan will not end before 2006, the LTCI Plan had a maturity of three years and ended on December 31, 1998. The current Long-Term Cash Incentive Plan is valid for the period 2002-2004 (the ‘‘LTCI Plan 2002–2004’’). Since 1996, a Share Ownership Plan has been set up each calendar year for all non-exempt employees of SGL Group. This was suspended in the year under review due to the capital increase implemented at the beginning of 2004. Furthermore, the Company’s Annual General Meeting on April 27, 2000 resolved to introduce a Share Plan (also called the Matching Shares Plan) and a Stock Option Plan. The Share Plan was introduced in March 2001. The Stock Option Plan, implemented in July 2000, superseded the SAR Plan, whose vesting period ended in 2001, and has a maturity of five years.

Stock Appreciation Rights Plan (SAR)

Under the SAR Plan, the members of the Executive Committee and certain senior managers of the SGL Group have been granted stock appreciation rights (‘‘SARs’’). Each SAR represents (i) with respect to a participant who is a member of the Executive Committee, the right to receive an amount equal to the difference between the average share price as officially quoted on the Frankfurt Stock Exchange on March 16 of the year in which the option is exercised and the respective exercise price, which, prior to adjustment for dilution, ranges from €33.03 to €102.26 and (ii) with respect to a participant who is an employee of the SGL Group, the right to purchase one share at the respective exercise price.

One SAR is equivalent to one share. The total number of shares associated with the SAR Plan is 840,500, or approximately 3.79% of all shares outstanding. SARs representing a total of 781,200 shares have been allocated to

Back to Contents

the members of the Executive Committee and 60 senior managers as of January 1, 2004. Of these SARs, 637,350 had been exercised as of December 31, 2003.

Under the SAR Plan, an option representing a specific number of SARs (a ‘‘SAR Option’’), as determined by the Executive Committee, or by the Supervisory Board if the beneficiary was a member of the Executive Committee, was allocated to each beneficiary at the beginning of the SAR performance cycle (January 1, 1996 –December 31, 2000). The SARs allocated via this SAR Option vested within the vesting period (January 1, 1997 –January 1, 2001) on January 1 for the preceding fiscal year in five equal annual tranches of 20% each. Each vested SAR can be exercised during the period from March 1 to March 15 of each year, but no later than March 15, 2006, or upon termination of service (as described below). Executive Committee members exercising SAR Options must utilize a portion of the net proceeds corresponding to 15% of the gross proceeds to purchase shares of the Company via the stock market. To this end, SGL will instruct a financial institution to acquire the shares for the account and in the name of the member of the Executive Committee. SGL or the relevant consolidated subsidiary will provide the financial means to effect the purchase directly to the financial institution and deduct the amounts from the monies due to the beneficiary exercising the SAR. The financial institution will retain these shares on behalf of the member of the Executive Committee for the next twelve months. The remaining net proceeds will be paid to the member of the Executive Committee.

All of the shares purchased by a participant who is an employee of the SGL Group upon exercise of an SAR must immediately be resold by this employee. An exception is made for the number of shares that must be purchased with 15% of the gross proceeds from the sale of all the shares. Such retained shares may not be sold and are blocked for a period of twelve months.

Long-Term Cash Incentive Plan (LTCI)

Under the LTCI Plan 2002 – 2004, the members of the Executive Committee and 36 senior managers are granted cash premiums by SGL provided that certain performance targets are met during a three-year period. The current plan period is 2002 through 2004. The maximum total bonus amounts to €7.8 million. The performance target that the SGL Group must reach in order for participating senior managers and Executive Committee members to be entitled to the maximum bonus under the LTCI Plan was set at a 2.3 to 1 ratio of net debt to EBITDA.

The minimum requirement for the payment of any bonus is a ratio of 3.6 to 1. The committee that is responsible for the administration of the LTCI Plan 2002 – 2004 may change this performance target at the beginning of any year. Beneficiaries under the LTCI Plan 2002 – 2004 must use a portion of the net proceeds of the plan corresponding to 15% of the gross proceeds to buy shares of SGL. To this end, SGL will instruct a financial institution to acquire the shares for the account and in the name of the relevant beneficiary. The Company will provide the financial means to effect the purchase of the shares directly to the financial institution from the beneficiary’s bonus payments. These shares will subsequently be deposited with the financial institution on behalf of the beneficiary for a period of twelve months. The remaining proceeds will become due for payment on April 30, 2005.

In relation to the means of calculation, the Supervisory Board meeting on December 5, 2003 specified that any capital increase implemented is to be neutralized in the calculation of the performance target. The meeting of the Executive Committee on December 22, 2003 also approved the same measure for senior management. The provisions recognized for the Executive Committee and senior managers in 2002 were reversed during the year under review.

Back to Contents

Share Plan

In March 2001, SGL implemented a share plan (the “Share Plan”) for the members of the Executive Committee and the top three levels of management below the Executive Committee. Under the plan, participants may invest up to 50% of their annual bonus in shares of the Company. If they hold these shares for at least two years, they will receive the same number of shares (the matching shares) a special bonus.

The Company’s Share Plan was adopted by its shareholders at the Annual General Meeting held on April 27, 2000. The maximum number of shares that may be reserved for the issuance of shares under the plan shall not exceed 250,000 new shares provided by authorized capital. The Share Plan was implemented effective March 31, 2001. At the end of March 2003, for the first time, 20,508 new shares were issued from the capital increase from authorized capital to the senior managers and officers participating in the Share Plan during 2001; 6,490 already outstanding shares, acquired on the stock market, were granted to members of the Executive Committee.

In order to participate in the plan, the selected employees and members of the Executive Committee must acquire shares on the stock market prior to the start of the plan in an amount not exceeding 50% of their bonuses under SGL’s annual bonus plan at the then current price of the shares in the XETRA securities trading system on the Frankfurt Stock Exchange. The shares acquired in the stock market are held for the beneficiaries in a blocked custody account for a two-year lock-up period. The beneficiaries may not dispose of the shares during the lock-up period if they wish to retain their entitlements to be granted matching shares at the end of the plan (as described below).

After the lock-up period, the Company grants each participant a number of new matching shares from authorized capital (or, for the members of the Executive Committee, from a share buy-back) in an amount equal to the number of shares held for the benefit of each beneficiary in the blocked custody account. The contribution in kind by the beneficiaries consists of a claim for the bonus payment payable at the end of the lock-up period. After the end of the lock-up period, the participants receive the released shares and the matching shares.

The 76 members of the Executive Committee and senior managers who participated in the 2003 Share Plan as of March/April 2003 have purchased a total of 58,811 shares on the stock market in connection with the Share Plan.

Stock Option Plan

SGL’s shareholders adopted the Stock Option Plan at their Annual General Meeting held on April 27, 2000. The maximum number of shares that may be reserved for issuance under the Plan may not exceed 1,600,000 shares from conditional capital. The options may be granted until the end of the year 2004. The Stock Option Plan was implemented effective July 2000.

The Supervisory Board administers the plan for the members of the Executive Committee. Under the Stock Option Plan, the Supervisory Board is authorized to grant options on shares to members of the Executive Committee. The Executive Committee administers the Stock Option Plan for approximately 150 senior managers and officers of SGL and its consolidated companies. For this purpose, under the Stock Option Plan, the Executive Committee is authorized to grant options to those senior managers of SGL as it determines, and to members of the management and senior managers of its consolidated companies. In both cases, the Supervisory Board or the Executive Committee will offer and transfer new shares upon exercise of the options from the conditional capital created for that purpose.

The stock options will be allocated as follows:

•	Executive Committee: up to 30%;

•	Senior Managers of the Company: up to 20%;

•	Members of management of consolidated companies up to 20% and

•	Remaining senior managers of consolidated companies up to 30%.

If any of the groups mentioned above is not granted its maximum number of options, the remaining options may be distributed to the beneficiaries of the next or previous group in addition to the maximum number of options that are distributed to that group, so that the total volume of options are exhausted. The Executive Committee or, to the

Back to Contents

extent that members of the Executive Committee are affected, the Supervisory Board, will decide on the allocation of any remaining options. However, no more than 30% of the available options may be distributed to the members of the Executive Committee.

The options have a term of ten years starting on the date of grant and will expire, without compensation, if they are not exercised before this period elapses. The options may not be exercised until a two-year lock-up period has elapsed. This period begins on the day following the date of grant, resulting in an exercise period of eight years. During the exercise period, the options can only be exercised on trading days during defined trading windows. For each tranche of options, there will be two trading windows of ten days each in which options may be exercised following our public reporting dates. These trading windows will be determined by the Supervisory Board if members of the Executive Committee are granted options, and by the Executive Committee for options granted to the remaining participants. Options may be exercised only if the SGL Group has met its performance targets at the time the options are exercised. The performance target is the increase in the total shareholder return of SGL’s shares. The Stock Option Plan defines total shareholder return as the share price plus reinvested dividends plus the value of the options. Total shareholder return must increase by at least 15% against the exercise price for options to be exercisable.

The exercise price to be paid by beneficiaries under the Stock Option Plan will be calculated based upon the average closing price of the shares in the XETRA securities trading system of the Frankfurt Stock Exchange for the last 20 trading days before the relevant options are granted, excluding transaction costs.

The options are subject to certain terms and conditions of sale, namely, beneficiaries must retain a minimum number of shares of SGL equal to 15% of the gross proceeds from the sale of the subscribed shares (which equals the difference between the subscription price and the exercise price of all options exercised by the participants) for an additional twelve months. The conditions of the Stock Option Plan provide for protection against dilution.

The number of options granted, and their respective subscription prices before dilution-related adjustments, are as follows:

•	as of July 3, 2000, 234,500 options were granted to the members of the Executive Committee and 151 senior managers at a subscription price of €72.45;

•	as of January 16, 2001, 257,000 options were granted to the members of the Executive Committee and 155 senior managers at a subscription price of €57.82;

•	as of January 16, 2002, 261,000 options were granted to the members of the Executive Committee and 170 senior managers at a subscription price of €25.00;

•	as of August 12, 2002, 247,000 options were granted to the members of the Executive Committee and 154 senior managers at a subscription price of €17.65; and

•	as of January 16, 2003, 258,500 options were granted to the members of the Executive Committee and 168 senior managers at a subscription price of €8.35.

A total of 1,258,000 options have been granted to participants under the Stock Option Plan. None of these options have been exercised to date.

Changes in the equity compensation plans are as follows:

Number of shares/options		Stock	Stock Option
	SAR	Purchase Plan	Plan

Balance at Jan. 1, 2003	159,950	74,439	999,500
Additions		58,811	258,500
Expired/Returned	(16,100)	(2,392)
Exercised		(28,924)

Balance at Dec. 31, 2003	143,850	101,934	1,258,000

Average exercise price (€)	45.79	-	35.69
Expiration dates	3/15/2006		2010 to 2013
Fair value Dec. 31, 2003/ € m	0.0	0.0	0.0

Back to Contents

The SAR and Stock Option Plans are “out of the money”. This means that the fair value is zero, because the exercise price is higher than the current market price. The shares issued under the Share Plan were expensed in the consolidated financial statements. The various equity compensation programs resulted in a net expense of €0.8 million in fiscal year 2003.

32.	Exemption in accordance with section 264 (3) of the HGB

The following companies, which are included in the consolidated financial statements of SGL Carbon AG, made use of the provision in section 264 (3) of the HGB: SGL Carbon GmbH, Meitingen; SGL Carbon Beteiligung GmbH, Wiesbaden; SGL Technologies GmbH, Meitingen; SGL Brakes GmbH, Meitingen; SGL Information-Services GmbH, Augsburg.

33.	Declaration of conformity with the German Corporate Governance Code (section 285 (16) of the HGB)

SGL Carbon AG’s Executive Committee and Supervisory Board approved the following declaration of conformity pursuant to section 161 AktG in their meeting on September 18, 2003:

SGL Carbon AG’s Corporate Governance Principles comply with the recommendations of the Government Commission on the German Corporate Governance Code in the version dated May 21, 2003 with the following exceptions:

•	Section 2.3.4.: Internet broadcasting is currently not justifiable for cost reasons.

•	Section 3.8. para. 2: The D&O insurance policy taken out by the Company for the Executive Committee and the Supervisory Board does not include a deductible. As a matter of principle, we believe that the agreement of a deductible is not a suitable method of improving responsible conduct by the Executive Committee and the Supervisory Board. In addition, such deductibles are not customary abroad or in many German companies.

•	Section 4.2.3. para. 2 sentence 4: The agreement of a cap on stock options by the Supervisory Board is irrelevant at present since the value of the options issued is extremely low.

•	Section 4.2.3. para. 3 sentence 2: The value of stock options can only be disclosed once a generally valid, uniform measurement method exists.

•	Section 5.4.5. para. 2: SGL Carbon AG’s Articles of Association provide for fixed compensation for Supervisory Board members and additional remuneration for members serving on committees. We believe that this provision is appropriate for our Company and that it should not be changed in the foreseeable future.

Above and beyond this, SGL Carbon AG’s Corporate Governance Principles comply with almost all of the non-binding suggestions made in the Corporate Governance Code.

Wiesbaden, March 1, 2004
SGL CARBON AG
The Executive Committee

Back to Contents
34.	Significant Differences between International Financial Reporting Standards (“IFRS”) and United States Generally Accepted Accounting Principles (U.S. GAAP)

The SGL Carbon Group prepared the consolidated financial statements in accordance with German GAAP (HGB) for the years until Dec. 31, 2000. In 2001 the SGL Carbon Group adopted IFRS and has prepared its consolidated financial statements in accordance with IFRS for all years presented. International Financial Reporting Standards (IFRS) differ in certain significant respects from U.S. GAAP. The significant differences that affect the consolidated net income (loss) and shareholders' equity of the SGL CARBON Group are set out below.

Reconciliation to U.S. GAAP

The following is a summary of the significant adjustments to net income and shareholders' equity which would be required if U.S. GAAP had been applied instead of IFRS. Earnings per share have been presented before Cumulative Change in Accounting Principles. The translation of the 2003 amounts from Euro into U.S. Dollars has been made using the exchange rate as of Decemb er 31, 2003 (1.261 USD = 1 €):

All numbers in million except per share data	Note	2003	2003	2002	2001
		US-$	Euro	Euro	Euro

Net loss per IFRS as reported in the consolidated income statement		(63.4)	(50.3)	(23.6)	(95.2)
Adjustments to conform with U.S.-GAAP:
Business acquisition and goodwill and its diposition	(a)	4.3	3.4	5.1	(2.7)
Internal use software and interest capitalization	(b)	(4.5)	(3.6)	(3.0)	(0.9)
Inventory	(c)	(0.5)	(0.4)	5.8	3.9
Pension provision	(d)	1.6	1.3	(2.1)	(1.1)
Incentive plans	(e)	(1.9)	(1.5)	(2.2)	(4.9)
Restructuring / Early retirement	(f)	2.1	1.7	(7.1)	7.9
First time adoption of IFRS	(g)	0.0	0.0	0.0	(49.3)
Deferred Taxes - IFRS to U.S.-GAAP reconciliation	(h)	1.3	1.0	5.1	(5.7)

Net loss in accordance with U.S.-GAAP		(61.0)	(48.4)	(22.0)	(148.0)
Cumulative Change in Accounting Principles		0.0	0.0	9.4	0.0
Net loss after Cumulative Change in Accounting Principles		(61.0)	(48.4)	(12.6)	(148.0)

Basic earnings per share in accordance with U.S.-GAAP		(2.75)	(2.18)	(1.01)	(6.87)
Diluted earnings per share in accordance with U.S.-GAAP		(2.75)	(2.18)	(1.01)	(6.87)

Equity per IFRS as reported in the consolidated balance sheet		147.0	116.6	196.3	255.2
Adjustments to conform with U.S.-GAAP:
Business acquisition and goodwill and its diposition	(a)	60.1	47.7	45.2	26.9
Internal use software and interest capitalization	(b)	(3.5)	(2.8)	1.1	4.3
Inventory	(c)	(0.4)	(0.3)	(0.7)	(7.1)
Pension provision	(d)	(32.9)	(26.1)	(26.3)	(11.5)
Incentive plans	(e)	(6.4)	(5.1)	(6.7)	(10.0)
Restructuring / Early retirement	(f)	3.2	2.5	0.8	7.9
First time adoption of IFRS	(g)	0.0	0.0	0.0	0.0
Deferred Taxes - IFRS to U.S.-GAAP reconciliation	(h)	1.3	1.0	0.0	(1.6)

Equity in accordance with U.S.-GAAP		168.4	133.5	209.7	264.1

a)	Business Acquisitions and Goodwill and its disposition

Prior to the adoption of IAS 22 (revised 1993) on January 1, 1995, the Group wrote-off all goodwill directly to equity in accordance with IFRS existing at that time. The adoption of IAS 22 (revised 1993) did not require prior period

Back to Contents

restatement. Accordingly, a U.S. GAAP difference exists with respect to the recognition of goodwill and its related amortization before January 1, 1995 and for the amortization of goodwill after January 1, 2002. For the purpose of the reconciliation to U.S. GAAP, the pre-1995 goodwill was amortized through the statement of operations over the estimated useful lives between five and 20 years. Since January 1, 2002 under U.S. GAAP goodwill is no longer being amortized over the estimated useful live but an annual impairment test per SFAS 142 (“Goodwill and other Intangible Assets”) must be performed. Under IFRS positive and negative goodwill in the amount of €3.9 million were still amortized in 2003 and accordingly a reconciliation difference exists.

The SGL CARBON Group’s U.S. GAAP unamortized positive goodwill at December 31, 2003 and 2002 was €125.8 and €136.1 million, respectively ( €78.1 and €95.3 million, respectively, capitalized under IFRS). The Group did not have any unamortized negative goodwill as of December 31, 2003 and 2002, respectively ( €0.0 and €4.4 million, respectively, capitalized under IFRS). The remaining balance of negative Goodwill as of January 1, 2002 under U.S.-GAAP was written off and recognized as the effect of a change in accounting principle. The Company estimates that such net goodwill would, at December 31, 2003 and 2002, be allocated among its industry segments as follows: Carbon and Graphite: €47.0 million and €47.5 million, respectively, Graphite Specialties: €22.3 million and €25.4 million, respectively, Corrosion Protection: €18.5 million and €22.4 million, respectively, and SGL Technologies: €38.0 million and €40.8 million, respectively.

As of December 31, 2003, the Company had under U.S. GAAP unamortized goodwill in the amount of €125.8 million, no unamortizable identifiable intangible assets and no unamortized negative goodwill, all of which were subject to the transition provisions of Statements SFAS 141 and 142. Amortization expense related to goodwill and negative goodwill was €0.0, €0.0 and €7.0 million for the years ended December 31, 2003, 2002 and 2001 respectively.

In the first quarter 2003 SGL sold its consolidated subsidiary SGL Risomesa S.p.A., Milan (Italy) and realized the remaining negative goodwill amounting to €1.7 million under IFRS. Under U.S. GAAP the amount was included as a change in accounting principle in 2002.

As noted above for U.S. GAAP purposes, in accordance with SFAS 142, starting January 1, 2002 goodwill is no longer being amortized but tested annually for impairment at the level of reporting units. Goodwill is tested for impairment using a two step process that begins with a determination of the fair value of the reporting unit. The first step is a preliminary test to determine if any potential impairment exists and the second step measures the amount of impairment, if any. For estimating future cash flows, we use our internal budgets. Thereby, considerable management judgement is necessary to identify a triggering event and to estimate future sales and cost of sales which underlie the present value of future cash flows. Accordingly, actual outcomes could vary significantly from such estimates. Factors such as changes in the planned use of assets or closing of facilities or lower than anticipated sales for products could result in shortened useful lives or impairments.

If SFAS 142 had been applied already in 2001, net profit and earnings per share would have been as follows:

		2003	2002	2001

Net loss *) As reported	€m	(48.4)	(22.0)	(148.0)
Goodwill amortization	€m	0.0	0.0	7.1
Net (loss)/profit *) adjusted	€m	(48.4)	(22.0)	(140.9)
Earnings per share basic (EPS) As reported		€(2.18)	(1.01)	(6.87)
Goodwill amortization		€0.0	0.0	0.33
Earnings per share basic (EPS) adjusted		€(2.18)	(1.01)	(6.54)

*)	before Cumulative Changes in Accounting Principles

b )	Internal Use Software and Interest Capitalization on Tangible Fixed Assets

Statement of Position (SOP) 98-1 (“ Accounting for the Costs fo Computer Software developed or obtained for internal use”) provides U.S. GAAP guidance on accounting for the costs of computer software developed or obtained for internal use. Under U.S. GAAP overhead costs should not be capitalized as costs of internally developed

Back to Contents

software while under IFRS directly allocated overhead costs are allowed to be capitalized. During the year ended December 31, 2003 and 2002 the SGL Carbon Group capitalized software costs in the amount of €6.5 million and €2.7 million, respectively under U.S. GAAP.

U.S. GAAP requires the capitalization of interest costs as part of the historical cost of fixed assets requiring a period of time to construct. Per IFRS benchmark treatment, interest cost (“Borrowing Costs”) should be recognized as an expense in the period in which they occur. The company has elected to use the IFRS benchmark treatment, which results in a reconciliation difference to U.S. GAAP for the capitalization of borrowing costs. Durin g the years ended December 31, 2003, 2002 and 2001 the SGL Carbon Group did not capitalize interest under U.S. GAAP. The years 2003, 2002 and 2001 include amortization of previous capitalized interest €0.8 million, €0.8 million and €0.9 million respectively.

The estimated aggregate amortization expense for intangible assets under U.S. GAAP for each of the following fiscal years is approximately €7 million, excluding goodwill amortization or potential impairments.

c)	Inventory Valuation

IAS 2 "Inventories" identifies two alternatives as benchmark valuation methods, the FIFO method and the weighted-average cost method. The LIFO method is permitted as an allowed alternative. In valuing inventories for IFRS reporting, the company has elected to apply the benchmark method using the weighted average cost method. For certain inventories held in the United States of America, for U.S. GAAP and tax reporting purposes we have elected to value inventories on the LIFO method until December 31, 2001. As of December 31, 2003 and 2002 the company has no inventory valued on a LIFO basis for U.S. GAAP. .

Certain inventories held by one of our U.S. subsidiaries did not meet the requirements as specified under EITF 99-5 (Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements). Under EITF 99-5 costs to perform certain services related to the design and development of the products it will sell under long-term supply arrangements and costs to design and develop molds, dies, and other tools that will be used in producing those products should be expensed as incurred. Accordingly we recorded an U.S. GAAP adjustment of €0.3 million in 2003.

d)	Pension Provisions

Under IFRS, pension costs and similar obligations are accounted for in accordance with IAS 19, ‘‘Employee Benefits’’. For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 ‘‘Employers’ Accounting for Pensions’’ and the disclosure is presented in accordance with SFAS No. 132 ‘‘Employers’ Disclosures about Pensions and Other Post-retirement Benefits’’. SFAS 87 requires that companies located outside the United States adopt the provisions of SFAS 87 for fiscal years beginning after Dece mber 15, 1988. Due to the significant period of time which elapsed between the date when SFAS 87 would have been required to be adopted and the time when the SGL Carbon Group first prepared its U.S. GAAP financial information, adoption of the provisions of SFAS 87 as of January 1, 1989 was not feasible. Accordingly, SFAS 87 has been adopted from January 1, 1993. As of the date of adoption, the SGL Carbon Group’s total transition obligation was €16.1 million. Such transition obligation is being amortized over a 15 year period. Accordingly, as of December 31, 1993, €5.4 million, representing 5/15 (the elapsed five year period between the required adoption date of January 1, 1989 and December 31, 1993) of the total transition obligation, was recorded directly against U.S. GAAP shareholders’ equity.

IAS 19 (“Employee Benefits”) as applied by the Group is substantially similar to the methodology required under SFAS No. 87. The transition provisions under IAS 19 permit the cumulative effect of an accounting change to be either recognized immediately or delayed and recognized on a straight-line basis over a period of up to five years from the date of adoption of IAS 19 (its transition period ends in 2004 for enterprises adopting IAS 19 as of its effective date). SFAS 87 permitted only delayed recognition of the transition obligation on a straight-line basis over the average remaining service period of plan partic ipants or over 15 years if the average remaining service period is less than 15 years (its transition period ends in 2001 for most enterprises).

Back to Contents

Upon adoption of IAS 19, the company elected to recognize the cumulative effect of an accounting change immediately. Consequently, the amortization of the transition obligation in accordance with SFAS 87, creates a reconciliation difference to U.S. GAAP in the pension liability valuation and corresponding annual pension expense through December 31, 2003. Under IFRS changes in the market value of plan assets are recognized in the calculation immediately, while they are deferred over 5 years under U.S. GAAP.

Under IFRS the interest component of the annual pension expense has been shown as an expense in the financial result, which is below operating profit. Under U.S. GAAP, the interest component of the pension expense is included in operating profit.

The Investment Policy and Strategy, as established by the Pension Plan Committee, is to provide for growth of capital with a moderate level of volatility by investing in assets per the target allocations stated below. The assets will be reallocated quarterly to meet those target allocations. The investment policy will be reviewed on a regular basis, under the advisement of a certified investment advisor, to determine if the policy should be changed.

The expected long-term rate of return for the Plans’ total assets is based on the expected return of each of the targeted allocation categories, weighted based on the median of the target allocation for each class. Equity securities are expected to return 10% to 11% over the long-term, while cash and fixed income are expected to return between 4% and 6%. Based on historical experience, the Committee expects that the Plans’ asset managers will provide a modest (0.5% to 1.5% over a complete market cycle of three- to five-year periods) premium to their respective market benchmark indices.

Under IFRS, the Company included €10.5 million, €10.4 million and €9.9 in 2003, 2002 and 2001, respectively of interest costs associated with the Company’s provision for pension and similar obligations in interest expense. U.S. GAAP does not allow the interest cost associated with the provision for pension and similar obligations to be recorded as a component of interest expense.

e)	Incentive Plans

IFRS provides that in the absence of a specific International Financial Reporting Standard or an Interpretation of the Standing Interpretations Committee interpretation, management should use its judgement in developing an accounting policy that provides the most useful information to users of the company’s financial statements. In making this judgement, management should consider, among others, pronouncements of other standard setting bodies and accepted industry practices. The SGL Carbon Group has elected, for purposes of IFRS reporting, to continue the accounting treatment for the incentive plans discussed below, consistent with prior practices under the German Commercial Code (“German GAAP”).

The SGL Carbon Group provides a bonus compensation for certain employees meeting specified performance targets. The bonus is satisfied in form of cash for management and in form of SGL Carbon stock for all other employees. The numbers of shares given to the employees is calculated using the market price of the shares. Under IFRS the expense in the income statement is recognized using the nominal value of the shares. The increase in capital is recognized upon issuance of its stock, which generally occurs in the period subsequent to the year to which the performance relates. Under U.S. GAAP the total cost of the bonus is included as an expense and the increase in capital is matched with the period in which the services are rendered.

Back to Contents

	IFRS	U.S. GAAP

Leveraged Executive	In 1996, total cost of the plan	Annually, one fifth of the total
Asset Plan (LEAP)	of €36.6 million was accounted for	expenditure is accounted for as
	as extraordinary expenses. The contri -	personnel expenditure. In 1996,
	bution of Hoechst AG of €25.6 million	the contribution of Hoechst AG
	was accounted for as extraordinary	was treated as additional paid -in
	income in 1996.	capital without effect on income.

Stock Appreciation	With respect to the SAR rights exercis-	Compensation expense is recognized
Rights Plan (SAR)	able annually by the members of the	for all participants vested during
	Executive Committee, pro rata provisions	the year in an amount equal to the
	are made. The exercise of SAR rights by	difference between the ordinary
	the remaining beneficiaries has no effect	share price and exercise price.
on net income as they receive new shares
to be issued out of authorized capital.

The LEAP plan expired in June 2001. Under IFRS and U.S. GAAP the Long-Term Cash Incentive Plan (LTCI) is accounted for using the same accounting principles.

f)	Restructuring / Early retirement

One of the significant differences between the restructuring guidance under IAS 37, ‘‘Commitments and Contingencies’’ and the relevant U.S. GAAP standards, is found in the criteria for the initial recognition of a restructuring provis ion. The applicable U.S. GAAP standard is SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” for the year ended 2003, which supersedes Emerging Issues Task Force (EITF) Issue 94-3 ‘‘Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)’’ used for all years presented prior to 2003. For employee termination benefits, SFAS 146 and EITF 94-3 require that prior to the date of the finan cial statements, the benefit arrangement be communicated to employees, including sufficient detail to enable employees to determine the type and amount of benefits they will receive when they are terminated. IAS 37 does not require that the communication to employees be so detailed but rather that the communication simply include the main features of the plan. As a result, there may be situations in which an enterprise following IAS 37 could recognize a restructuring provision before it would be permitted to do so if it were following SFAS 146 / EITF 94-3.

Early retirement contracts in Germany, in which only incremental costs under IFRS are recognized once a binding contractual agreement has been entered into. The early retirement contracts in the SGL Group are generally set up according to the block model. During the employment phase the employee works full time although in this period he or she is only paid according to the part -time agreement. By this means, during the employment phase, the employer builds up arrears amounting to the as yet unpaid output that must be accounted for by accruing a provision. Under U.S. GAAP the complete compensation that the employee receives during the released phase are accrued over the employees’ remaining service period. The addition to provisions begins with the commencement of the parttime retiree relationship. Until the employment phase ends or the employee enters the released phase, the total compensation and the total accrued amount that the employee will receive during the released phase must be set aside.

g)	First Time Adoption of IFRS/IAS

IAS 12 “Income Taxes“ requires recognition of a deferred tax asset if a future realization of a tax benefit is probable. Although the term probable is not defined for purposes of applying IAS 12, the SGL Carbon Group has interpreted the term to indicate a higher level of likelihood than “more likely than not” (which is the criterion for

Back to Contents

recognition of a deferred tax asset under U.S. GAAP) a level of likelihood is defined under U.S. GAAP as more than 50%. Thus, the recognition of a valuation allowance under IFRS has preceeded the recognition under U.S. GAAP.

Deferred tax assets relating to tax loss carryforwards have been recognized in the IFRS consolidated financial statements on the basis of a five-year projected earnings before taxes of the individual consolidated companies. The projections reflect uncertainties about certain assumptions and other general conditions and, in certain cases, deferred tax assets for tax loss carryforwards have not been recognized.

At initial preparation of IFRS annual financial statements, the recognition of deferred tax assets relating to tax loss carryforwards in the U.S. was adjusted retrospectively for the reporting periods. These adjustments also resulted in changes when compared to the IFRS amounts previously reported in the published quarterly reports. Deferred tax assets relating to tax loss carryforwards in the U.S. were written down in full in the 2001 consolidated financial statements as a consequence of the recession in the USA and the economic situation in the US steel industry. The remaining portion in 2001 of the reconciling item, “First time adoption of IFRS/IAS” in the amount of €11.7 million represents items which are not relat ed to income taxes. Due to the turnaround in our business in the United States, we recognized a portion of the loss carryforwards and capitalized a deferred tax asset amounting to €10.0 million at the end of 2003 on the basis of a cautious estimate.

h)	Deferred Taxes – IFRS to U.S. GAAP Reconciliation

The items discussed above create reconciliation differences between the book (according to U.S. GAAP) and tax basis of the assets and liabilities, requiring the recognition of associated deferred tax assets and liabilities. With some exceptions deferred tax assets and liabilities are recognized for all timing differences between the book and tax basis of the assets and liabilities using future statutory tax rates. In addition, a valuation allowance is established when it is more likely than not that deferred tax assets will not be realized.

35.	Additional Disclosure Information Required by U.S. GAAP

	a.	Other Postretirement Benefits

For purposes of disclosure in accordance with U.S. GAAP, the following information for the SGL Carbon Group’s significant other postretirement benefit plans is provided in accordance with the requirements of SFAS No. 106 Employers’ Accounting for Postretirement Benefits Other Than Pensions.

Certain of the SGL Carbon Group’s U.S. operations provide health care and other benefits to most of their retired employees and their eligible dependents. Minimum service under the plan has been defined as ten years.

Net annual postretirement benefit expense for the postretirement be nefit plan included the following components:

	2003	2002	2001
	€m	€m	€m
Service cost-benefits attributed to service
during the period	0.2	0.2	0.2
Interest cost on accumulated postretirement
benefit obligation	1.5	2.0	2.3
Amortization and deferral	0.5	0.0	0.4

Net periodic postretirement benefit cost	2.2	2.2	2.9

Following is a summary of the changes in the accumulated benefit obligation for postretirement benefits:

Back to Contents

	2003	2002
	€m	€m
Benefit obligation at the beginning of the year	27.0	30.5
Foreign currency translation	(4.7)	(4.7)
Service cost	0.2	0.2
Interest cost	1.4	2.0
Curtailment/settlement and Change in Plan provision	0.0	(3.0)
Plan participant contributions	0.4	0.5
Actuarial loss	2.6	5.5
Benefits paid	(3.8)	(4.0)

Benefit obligation at the end of the year	23.1	27.0

Unrecognized net loss	(11.5)	(11.4)
Unrecognized prior service cost	0.8	1.0

Net amount recognized	12.4	16.6

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law on December 8, 2003. In accordance with FASB Staff Position FAS 106-1, the Company has made a one-time election to defer recognition of the effects of the law in the accounting for its plan under FAS 106 and in providing disclosures related to the plan until authoritative guidance on the accounting for the federal prescription drug subsidy is issued. Any measure of the Accumulated Postretirement Benefit Obligation or Net Periodic Postretirement Benefit Cost in these financial statements does not reflect the effe cts of the Act on the plan. Authoritative guidance is pending and, when issued, could require the Company to change previously reported information.

The health care cost trends used in determining the accumulated postretirement benefit obligation for 2003 and 2002 were 0.0%. The health care cost trend rate is expected to remain at 0.0%. This assumption has an effect on the amounts reported. For example, increasing the assumed trend by 1% would increase the accumulated postretirement benefit obligation and the service and interest cost components of net periodic postretirement benefit cost for the years ended December 31, 2003 and 2002 by approximately €0.0 million and €0.0 million and €0.0 million and €0.2 million, respectively. Decreasing the assumed trend by 1% would decrease the accumulated postretirement benefit obligation and the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 2003 by approximately €0.0 and €0.0 million, respectively. In determining the accumulated postretirement benefit obligation, the weighted average discount rate used was 6.0% and 6.75% for the years ended December 31, 2003 and 2002 , respectively.

b.	Income Taxes

In 2000, the German government enacted new tax legislation which, among other changes, reduced the Group's statutory corporate tax rate for German companies from 40% on retained earnings and 30% on distributed earnings to a uniform 25%, effective for the Group's year beginning January 1, 2001. Since the new tax legislation became effective in January 2001, the net profit of German companies has been subject to a s tandard 25% rate of corporation tax. In September 2002, the German corporation tax rate for fiscal 2003 was increased to 26.5%. The impact of this tax increase, which was limited to one year, was not material and has therefore not been included in the calculation of deferred taxes. A solidarity surcharge of 5.5% is added to the corporation tax rate resulting in an aggregate corporation tax rate for 2001 and 2002 of 26.4%. Together with the trade tax burden of 12%, the German income tax rate amounts to a total of 38.4%.

Since January 1, 2004, German tax law imposes a so-called minimum taxation (Mindestbesteuerung) in case of existing losses carried forward, a tax of 5% of the domestic dividend income and gains on disposition of corporations for purposes of corporate and trade tax as well as a tightening of debt financing in cases where guarantees are provided by major shareholders. These changes with respect to tax loss carry-forwards, or a denial of the deductibility of certain expenses, could lead to material tax payments for SGL Group companies in Germany from 2004 onwards and significantly impair our deferred tax assets. In addition, deferred tax assets related to German tax loss carryforwards

Back to Contents

could be impaired if the german tax group companies generating these loss carryforwards fail to generate sufficient taxable profits in the future.

Under U.S. GAAP, the effective income tax rate would approximate 23.8%, 17.3% and 96.6 % in 2003, 2002 and 2001.

At December 31, 2003 and 2002 , the SGL Group had tax loss carryforwards amounting to approximately €336.4 million and €315.4 million respectively. Some of the tax credit carryforwards have an unlimited carryforward period under local tax laws. Under U.S. GAAP, a deferred tax valuation allowance relating to deferred tax assets recorded for tax loss carryforward was established. The amounts of the tax valuation allowance for the years ended December 2003 and 2002 were €58.5 million and €79.3 million, respectively. The valuation allowances at December 31, 2003 and 2002 are derived primarily from tax loss carryforwards in the United States and the United Kingdom (Scotland), the realization of which is unlikely, based upon projected tax earnings during the next five years. Tax benefits relating to the reductio n of the valuation allowance for deferred tax assets will be recognized in the consolidated financial statements of the Group in the period in which they occur.

The reduction in the valuation allowance between 2002 and 2003 relates to the recognition of t he company’s ability to utilize a portion of the tax loss carryforward in the future (€10.0 million) and the differences in the year end foreign currency exchange rates.

The valuation allowances at December 31, 2003 and 2002 are derived principally from tax loss carryforwards in the United States and the United Kingdom, the realization of which is unlikely, based on projected tax earnings in the next five year period. Tax benefits relating to the valuation allowance for deferred tax assets at December 31, 2003 that are subsequently recognized will be reflected in the consolidated statement of operations of the period in which the event occurs.

Under U.S. GAAP, the SGL Carbon Group would have recorded net deferred tax assets at December 31, 2003 and 2002 of €85.2 and €54.7 million consisting of deferred tax assets relating to tax loss carryforwards at December 31, 2003 and 2002 of €79.3 million and €39.7, respectively, and other deferred tax assets of €49.9 and €53.7 million, respectively, and deferred tax liabilities of €44.0 and €38.7 million, respectively.

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

c.	SFAS No. 130 “Reporting Comprehensive Income

SFAS No. 130 requires disclosures regarding comprehensive income. These include all changes in equity not transacted with owners of the business. Comprehensive income is comprised as follows:

Consolidated net loss US GAAP	2003 €m	2002 €m
after cumulative change in accounting principles	(48.4)	(12.6)

Other comprehensive income, net of tax
Change in cumulative translation adjustment	(30.4)	(23.7)
Cash -Flow Hedges	2.7
Minimum pension liability adjustment	(0.9)	(18.1)
Other comprehensive income	(28.6)	(41.8)

Back to Contents

Comprehensive income/loss	(77.0)	(54.4)

The other comprehensive income relates to the cumulative translation adjustment, a positive impact from cash -flow hedges and an additional minimum pension liability.

d.	Stock Compensation Plans

The costs of the stock compensation plan (for purposes of the calculation of the reconciliation from IFRS to US GAAP) have been calculated pursuant to the provisions of APB Opinion No. 25. SFAS 123 “Accounting for Stock Based Compensation” (SFAS 123) amended by SFAS 148 requires additional disclosure of the pro -forma income statement impact of the effect of the accounting treatment.

At December 31, 2003, there were a total of 1,258,000 shares (at the end of 2002: 999,500) available for grant under the stock option plan. The per share weighted-average fair value of stock options granted during 2003 was €4.52 and during 2002 were €10.3 and €14.5 at the date of grant using the Black Scholes option -pricing model (excluding a dividend yield assumption) with the following assumptions: 2003 and 2002 - volatility 40%, risk-free interest rate of 5.0%, and an expected life of 6 years.

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123 amended by SFAS 148, the Company’s net loss would have been increased to the pro forma amounts indicated below:

			2003	2002

Net loss *)	As reported	€m	(48.4)	(22.0)
Add:	APB 25 result	€m	(0.0)	(0.2)
Deduct:	SFAS 123 expense	€m	(3.6)	(3.7)
Net loss *)	Pro forma	€m	(52.0)	(25.9)
Earnings per share basic (EPS)	As reported		€(2.18)	(1.01)
Earnings per share basic (EPS)	Pro forma		€(2.35)	(1.18)

*)	before Cumulative Changes in Accounting Principles

e.	Non-current assets

Accounts receivable trade due after one year at December 31, 2003 and 2002 amounting to €2.2 million and € 0.3 million, respectively and other assets due after one ye ar at December 31, 2003 amounting to €0.2 million would be classified as non-current assets under U.S. GAAP. There were no other receivables or other assets due after one year at December 31, 2003 and 2002 that would be classified as non-current assets under U.S. GAAP.

f.	New Accounting Pronouncements

On December 31, 2002 the Financial Accounting Standards Board issued SFAS 148 Accounting for Stock-Based Compensation – Transition and Disclosure , which amends the disclosure requirements relating to stock-based employee compensation previously contained in SFAS No. 123. The amendments in SFAS 148 relevant to the SGL Group are effective for all fiscal years ending after December 15, 2002. The disclosure requirements have been included in the additional i nformation provided on U.S. GAAP, see Note 35d to our consolidated financial statements.

In November 2002, FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebted ness of Others was issued. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its

Back to Contents

obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to gua rantees issued or modified after December 31, 2002. The required disclosures and a roll-forward of product warranty liabilities are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on the group`s financial statements.

In January 2003, the FASB issued Interpretation No. 46 ( FIN 46 ), Consolidation of Variable Interest Entities, an interpretation of ARB 51. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ( variable interest entities or VIEs ) and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary ). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The adoption of FIN 46 had no impact on the group’s financial statements.

On April 30, 2003, the Financial Accounting Standards Board issued SFAS 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments and derivative instruments embedded in other contracts and for hedging activities. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of this standard did not have a material impact on the group’s financial statements.

On May 15, 2003, the Financial Accounting Standards Board issued SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. Under SFAS 150, certain financial instruments, previously classified as equity are now required to be classified as liability by the issuer. SFAS 150 primarily affects accounting for financial instruments that embody an obligation to repurchase equity instruments that have been issued by the company. SFAS 150 is effective for transactions entered into or modified after May 31, 2003. The adoption of SFAS 150 had no impact on the group’s financial statements.

In December 2003 the FASB issued FAS 132 (Revised) (“FAS 132-R”), Employer's Disclosure about Pensions and Other Postretirement Benefits. FAS 132-R retains disclosure requirements of the original FAS 132 and requires additional disclosures relating to assets, obligations, cash flows, and net periodic pension cost. FAS 132 -R is effective for fiscal years ending after December 15, 2003 except that certain disclosures are effective for fiscal years ending after June 15, 2004.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law on December 8, 2003. In accordance with FASB Staff Position FAS 106-1, the Company has made a one-time election to defer recognition of the effects of the law in the accounting for its plan under FAS 106 and in providing disclosures related to the plan until authoritative guidance on the accounting for the federal prescription drug subsidy is issued. Any measure of the Accumulated Postretirement Benefit Obligation or Net Periodic Postretirement Benefit Cost in this report do not reflect the effects of the Act on the plan. Authoritative guidance is pending and, when issued, could require the Company to change previously reported information.

In January 2004 the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) FAS 106-1, Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 which permits a sponsor of a postretirement health care plan that provides a presciption drug benefit to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003. Regardless of whether a sponsor elects that deferral, FSP FAS 106-1 requires certain disclosures pending further consideration of the underlying accounting issues. The guidance in FSP FAS 106-1 is effective for interim or annual financial statements of fiscal years ending after December 7, 2003. The adoption of FSP FAS 106-1 had no material impact on the company's consolidated financial statements.

In December 2003, the IASB released revised IAS 32, “Financial Instrument: Disclosure and Presentation” and IAS 39, “Financial Instruments: Recognition and Measurement”. These statements replace IAS 32 (revised 2000),

Back to Contents

and supersede IAS 39 (revised 2000), and should be applied for annual periods beginning on or after January 1, 2005. The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

In December 2003, as part of the IASB’s project to improve International Accounting Standards, the IASB released revisions to the following standards that supersede the previously released version of those standards: IAS 1, “Presentation of Financial Statements”, IAS 2, “Inventory”, IAS 8, “Accounting Policy, Changes in Accounting Estimates and Errors”, IAS 10, “Events after Balance Sheet Date”, IAS 16, “Property, Plant and Equipment”, IAS 17, “Leases”, IAS 21, “The Effects of Changes in Foreign Exchange Rates”, IAS 24, “Related Party Disclosures”, IAS 27, “Consolidation and Separate Financial Statements”, IAS 28, “Investments in Associates”, IAS 31, “Interests in Joint Ventures”, IAS 33, “Earnings per Share” and IAS 40, “Investment Property”. The revised standards should be applied for annual periods beginning on or after January 1, 2005. The amendments are not expected to have a significant impact on the Company’s consolidated financial statements.

On March 31, 2004 the IASB issued International Financial Reporting Standard 3 “Business Combinations” (IFRS 3), and revised Standards IAS 36 “Impairment of Assets” and IAS 38 “Intangible Assets”. Under the new and revised standards all business combinations within the scope of IFRS 3 must be accounted for using the purchase method. The pooling of interests method is prohibited. Costs expected to be incurred to restructure an acquired entity’s (or the acquirer’s) activities must be treated as post-combination expenses, unless the acquired entity has a pre-existing liability for restructuring its activities. Intangible items acquired in a business combination must be recognised as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measure reliably. Identifiable assets acquired, and liabilities and contingent liabilities incurred or assumed, must be initially measured at fair value. The amortisation of goodwill and intangible assets with indefinite useful lives is prohibited. Instead they must be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment. IFRS is similar to the SFAS 141 and 142. We are currently evaluating the impact of IFRS 3 on our consolidated financial statements.

On March 31, 2004 the IASB issued requirements relating to asset disposals and discontinued operations. The requirements are set out in International Financial Reporting Standard (IFRS) 5 “Non -current Assets Held for Sale and Discontinued Operations”. IFRS 5 requires assets that are expected to be sold and meet specific criteria to be measured at the lower of carrying amount and fair value less costs to sell. Such assets should not be depreciated and should be presented separately in th e balance sheet. It also requires operations that form a major line of business or area of geographical operations to be classified as discontinued when the assets in the operations are classified as held for sale. These requirements relating to assets held for sale and the timing of the classification of discontinued operations are substantially the same as the equivalent requirements in SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, which was issued in 2001. The type of operation that can be classified as discontinued under IFRS is narrower than under U.S. GAAP. We are currently evaluating the impact of IFRS 5 on our consolidated financial statements.

On March 31, 2004 the IASB issued an Amendment to IAS 39 Financial Instruments : Recognition and Measurement on Fair Value Hedge Accounting for a Portfolio Hedge of Interest Rate Risk. The amendments simplify the implementation of IAS 39 by enabling fair value hedge accounting to be used more readily for a portfolio hedge of interest rate risk (sometimes referred to as a macro hedge) than under previous versions of IAS 39. We are currently evaluating the impact of the amendments on our consolidated financial statements.

We did not consider any other IAS/IFRS pronouncements that are scheduled for adoption after December 31, 2003 to be applicable to the activities of SGL covered by this annual report.

g.	Earnings (Loss) per Share

Under U.S. GAAP, earnings per share are calculated and presented in accordance with the provisions of Statement of Financial Accounting Standards No. 128, “Earnings per Share”, which requires the presentation of both basic and diluted earnings per share information for all periods presented. Basic net income/(loss) per share is computed by dividing net income/(loss), as calculated in accordance with U.S. GAAP, by the weighted average number of shares outstanding of 22,148,078 in 2003, 21,813,930 in 2002 and 21,530,563 in 2001. Diluted net profit /(loss)

Back to Contents

per share includes the effect of incremental shares, if any, that would have been outstanding under the share option plans or other obligations to issue such shares. Due to the fact that there was a loss in all reported periods there was no difference between basic and diluted (loss) per share.

h.	Cash Flow Statements - Changes in Corporate Debt

	Year ended December 31,
	2003 Euro	2002 Euro	2001 Euro

Proceeds from corporate debt	330.0	166.1	276.5
Repayment of corporate debt	(284.0)	(256.5)	(240.0)
	46.0	(90.4)	36.5

i.	Derivative financial instruments and fair value of financial instruments

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

Management actively evaluates the credit worthiness of the financial institutions which are counter parties to derivative instruments, and it does not expect any counter parties to default in meeting their obligations under these instruments. The credit exposure of derivative instruments is represented by the unrealized gain in the underlying instrument.

The estimated fair value of on-balance sheet financial instruments (cash, receivables, payables, accrued expenses, other liabilities and long -term debt) are considered to approximate their carrying value because such instruments, except for long-term debt, have short maturity. In the case of long -term debt, interest may be revised periodically to current market rates. At December 31, 2003 and 2002 the estimated fair value of derivative financial instruments has been disclosed in note 27 to the financial statements.

The SGL Group adopted SFAS 133 effective January 1, 2001.

j.	Concentration of credit risks

Financial instruments which potentially subject the SGL Group to concentrations of credit risk consist principally of cash and accounts receivable. Management believes, however, that the loss due to credit risk to be incurred by the Company if parties to these financial instruments fail completely to perform according to the terms of the contracts is not material. Due to the refinancing of the Company encumbrances have been installed, please refer to Item 10 C (Material Contracts). The Company estimates an allowance for doubtful accounts based on the credit worthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect estimates of bad debts.

k.	Warranty Obligations

Back to Contents

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

l.	Other

No loans to executive committee or supervisory board members were granted as of December 31, 2003.

36.	Subsequent Events

In connection with the restructuring and reorganization in the Corrosion Protection business area a new senior management team has been appointed after three Acotec managing directors left the company at the beginning of 2004.

On February 9, 2004 the Company completed a new major financing. Cash received from the capital increase and the other refinancing instruments was used to repay the existing financial debt. The Company’s new financing agreements contain provisions requiring, among other things, that it meet certain financial covenants at specified dates. Details to these financing agreements including the covenants are explained in Item 10 C “Material Contracts” and in the exhibit 2 of this annual report.

In accordance with the new loan agreement, a tender offer to the holders of the convertible bond started in February 2004 with an acceptance period until April 5, 2004. The funds for the tender offer are already cash escrowed as part of the new loan agreement.

The successful completion of our refinancing and placement of our capital increase had an impact on our Management Incentive Plans:

•	The Stock Option Plan provides a dilution protection clause in its terms and conditions. This reduces the strike price of all options by the amount calculated from the average price of the subscription rights for new shares on all trading days during the subscription rights trading period on the Frankfurt Stock Exchange. The average price of the subscription rights was €4,74. Accordingly the strike prices of all options granted between July 2000 and January 2003 have been reduced by €4.74. The Supervisory Board has decided that the 2004 stock options will be granted at a strike price of €8,69. Day of grant is January 16, 2004.

•	The formula for the reduction of the strike price of stock options is equally applicable to all remaining SARs still outstanding, regardless of whether these entitle to the payment of a difference or to the purchase of a share at the exercise price. This means for example that the strike price of the SARs granted in 1996 is reduced from €33,03 (=DM 64,60) to €28,29.

•	All participants in the current Matching Shares Plans 2002 and 2003 who invested in SGL Carbon shares out of their annual bonus have participated in the capital increase as all existing shareholders by either exercising their subscription rights and purchasing new shares or selling their subscription rights. Due to the dilution of their entitlement in these Matching Shares, each participant will receive cash compensation in the amount of €4,74 for each matching share when the matching shares are granted (end of March 2004 and end of March 2005).