Form 20-F/A
period 2003-12-31
SGL CARBON AKTIENGESELLSCHAFT
filed 2004-04-07
CIK 1015111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
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

112

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the SGL Group as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2003, in conformity with International Financial Reporting Standards.

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