Form 20-F
period 2004-12-31
SGL CARBON AKTIENGESELLSCHAFT
filed 2005-05-04
CIK 1015111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20–F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number 1-14398

SGL CARBON AKTIENGESELLSCHAFT
(Exact name of Registrant as specified in its charter)

SGL CARBON CORPORATION	FEDERAL REPUBLIC OF GERMANY
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Rheingaustrasse 182
D-65203 Wiesbaden
Germany
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each	New York Stock Exchange
representing one-third of one Ordinary
Bearer Share, no par value
Ordinary Bearer Shares, no par value	New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Bearer Shares, no par value ............................................................. 56,462,749

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

-i-

-ii-

Back to Contents

CERTAIN DEFINED TERMS

     SGL CARBON Aktiengesellschaft is organized as a stock corporation under the laws of the Federal Republic of Germany. In this annual report on Form 20-F, we refer to SGL CARBON Aktiengesellschaft and (unless the context requires otherwise) its consolidated subsidiaries as the ‘‘SGL Group’’ or the ‘‘Group’’ or the ‘‘Company. References to ‘‘SGL’’ are to SGL CARBON Aktiengesellschaft without its consolidated subsidiaries. We refer to the ordinary bearer shares, no par value, of SGL as the ‘‘Shares’’.

     The following abbreviated references to the Business Areas of the SGL Group will also be used in this Annual Report: CG for the ‘‘Carbon and Graphite’’ Business Area, GS for the ‘‘Graphite Specialties’’ Business Area and SGL T or T for the ‘‘SGL Technologies’’ Business Area. In January 2005 we sold the surface protection business of the former ‘‘Corrosion Protection’’ Business Area (CP). The remaining business of CP was reclassified to the GS Business Area. The term ‘‘Business Area’’ is used for reporting purposes, whereas the term ‘‘Business Unit’’ is used in business-related discussions within this document and both terms define the above reporting units of SGL Carbon Group.

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

     Forward-looking statements are subject to risks and uncertainties. If these risks and uncertainties materialize, or if our assumptions prove incorrect, our actual results, performance or achievements could differ materially from any future results, performance or achievements expressed or implied by our forward-looking statements. Factors that could cause our forward-looking statements to prove incorrect include changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by the SGL Group’s targeted customers, changes in business strategy and various other factors. See Item 3, ‘‘Key InformationRisk Factors’’ for a discussion of risks that we believe particularly significant to the Group and our business. We do not intend, and do not assume any obligation, to update these forward-looking statements.

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

We derived the following selected financial data for each of the years in the five-year period ended December 31, 2004 from our consolidated financial statements. We prepared this information in accordance with IFRS or, where indicated, in accordance with U.S. generally accepted accounting principles. IFRS differs in certain significant respects from U.S. GAAP. See Item 5, ‘‘Operating and Financial Review and Prospects-Significant Differences Between IFRS and U.S. GAAP’’ as well as Notes 35 and 36 to the consolidated financial statements contained elsewhere in this annual report for a discussion of these differences.

As indicated in their reports that appear elsewhere in this annual report, Ernst & Young Aktiengesellschaft, Wirtschaftspruüfungsgesellschaft, independent auditors, have audited our consolidated financial statements for the year ended December 31, 2004 and BDO Deutsche Warentreuhand Aktiengesellschaft, Wirtschaftspruüfungsgesellschaft, independent auditors, have audited our consolidated financial statements for the years ended December 31, 2003 and 2002.

Back to Contents

	As of and for the year ended December 31,

	2004(1)	2004(2)	2003(2)	2002(2)	2001(2)	2000(2)

	$	€	€	€	€	€
	(in millions; except for per share and certain other data)
Statement of Operations Data:
IFRS
Sales revenue	1,263.3	926.2	915.8	957.3	1,233.3	1,262.5
Cost of sales (3)	(904.9)	663.4	(680.8)	(744.2)	(941.8)	(950.8)
Gross profit	358.4	262.8	235.0	213.1	291.5	311.7
Selling, research and
development, administration
expenses and other operating
income (net) (3)	(242.2)	(177.6)	(178.6)	(177.0)	(232.8)	(232.5)
Costs relating to anti-trust
proceedings and
restructuring(3)	(27.0)	(19.7)	(28.9)	(26.8)	(76.0)	0.0
Profit/(loss) from operations	89.2	65.5	27.5	9.3	(17.3)	79.2
Result of investments	0.3	0.2	(2.8)	0.3	3.2	0.6
Interest expense (net) (4)	(68.4)	(50.2)	(49.2)	(36.8)	(38.5)	(42.6)
Other financial result	(14.3)	(10.5)	(23.0)	8.9	(13.2)	(17.2)
Income tax benefit (expense)	(1.6)	(1.2)	18.8	(0.3)	(29.2)	(55.7)
Net profit / loss (including
minority interests) (5)	5.2	3.8	(28.8)	(18.6)	(95.0)	(35.7)
Discontinued operations	(116.6)	(85.5)	(21.5)	(5.0)
Net loss attributable to
shareholders	(111.4)	(81.7)	(50.3)	(23.6)	(95.2)	(36.0)
Earnings (Loss) per Share (6)	—	(1.57)	(2.27)	(1.08)	(4.42)	(1.68)
Earnings (Loss) per ADR (6)	—	(0.52)	(0.76)	(0.36)	(1.47)	(0.56)

U.S. GAAP
Net loss (11)	(121.0)	(88.7)	(48.4)	(22.0)	(148.0)	(3.3)
Basic loss per Share (6)	(2.32)	(1.70)	(2.18)	(1.01)	(6.87)	(0.15)
Basic loss per ADR (6)	(0.77)	(0.57)	(0.73)	(0.34)	(2.29)	(0.05)
Diluted loss per Share (6)	(2.32)	(1.70)	(2.18)	(1.01)	(6.87)	(0.15)
Diluted loss per ADR (6)	(0.77)	(0.57)	(0.73)	(0.34)	(2.29)	(0.05)

Balance Sheet Data:
IFRS / IAS
Working capital (7)	464.4	340.5	380.4	386.0	548.7	565.3
Total assets	1,793.5	1,314.8	1,246.9	1,286.4	1,495.0	1,547.0
Financial debt	568.0	416.4	494.5	448.5	538.9	502.4
Shareholders’ equity	384.3	281.7	116.6	196.3	255.2	337.0

Weighted average shares(14)	52,152,691	52,152,691	22,148,078	21,813,930	21,530,563	21,376,753

U.S. GAAP
Total assets	1,850.4	1,356.6	1,294.2	1,333.3	1,531.8	1,629.9
Shareholders’ equity	386.8	283.6	133.5	209.7	264.1	402.9

Other Data:
IFRS / IAS
Gross profit margin (%) (3)	28.4	28.4	25.7	22.3	23.6	24.7
Operating margin (%) (3)	7.1	7.1	3.0	1.0	(1.4)	6.3
Depreciation and amortization	91.3	66.9	65.8	73.5	95.8	83.0
Capital expenditures	50.9	37.3	31.0	39.9	90.6	67.2

Back to Contents

	As of and for the year ended December 31,

	2004(1)	2004(2)	2003(2)	2002(2)	2001(2)	2000(2)

	$	€	€	€	€	€
	(in millions; except for per share and certain other data)
Ratio of debt to shareholders’
equity (%) (8)	114.0	114.0	384.6	217.5	206.4	146.2
Return on capital employed (%)(9)	8.5	8.5	3.4	1.0	(1.4)	6.6
Research and development
expenses	26.2	19.2	19.0	24.1	31.1	29.2
Quantity of graphite electrodes
sold (thousands of metric
tons)	209	209	202	173	175	188
Number of employees worldwide
(end of year)	5,109	5,109	5,408	5,674	8,197	8,082

Business Area Data:
Net Sales (10)
Carbon and Graphite	757.7	555.5	558.0	550.7	619.8	619.5
Graphite Specialties(12)	321.6	235.8	230.1	253.3	230.7	242.0
Corrosion Protection (12)	—	—	—	—	235.8	247.3
SGL Technologies (12)	181.7	133.2	124.9	150.4	135.1	151.8
Profit / (loss) from operations (15)
Carbon and Graphite	133.8	89.7	65.5	54.6	67.4	108.0
Graphite Specialties (12)	22.9	15.2	12.4	5.3	(7.2)	16.9
Corrosion Protection (12)	—	—	—	—	12.6	(1.4)
SGL Technologies (12)	(11.9)	(10.1)	(13.6)	(11.3)	(33.7)	(17.3)
Profit / (loss) from operations
before restructuring
expenses (13) (15)
Carbon and Graphite	122.4	98.1	69.2	54.6	78.9	108.0
Graphite Specialties (12)	20.7	16.8	16.1	10.1	22.3	16.9
Corrosion Protection (12)	—	—	—	—	12.6	(1.4)
SGL Technologies (12)	(13.8)	(8.7)	(11.8)	(11.3)	(33.7)	(17.3)

(1)	Amounts in this column have been translated solely for the convenience of the reader at an exchange rate of €1.00 = $1.3640, the middle rate of exchange on December 31, 2004 as published by Deutsche Bank.
(2)	Effective January 6, 2005, we sold the Surface Protection and Plastics Process Technology businesses and present these activities as discontinued operations for 2004. The fiscal years 2003 and 2002 have been adjusted accordingly. All prior years (2001 and 2000) were not restated, show the SGL Group including the discontinued operations and thus are not directly comparable to the years 2002 to 2004. Effective January 1, 2003 we have consolidated SGL Angraph Sp. Z o.o, Poland, a previously non consolidated company. Beginning January 1, 2002, we have consolidated SGL Brakes GmbH and SGL Information-Systems LLC, whose net assets were previously included in other consolidated companies. Beginning January 1, 2001, we have consolidated SGL Information-Services GmbH, SGL Technologies GmbH and RK Technologies International Ltd., which were previously non-consolidated subsidiaries. As of January 1, 2001, we acquired all shares in SGL ACOTEC Ltda (formerly KCH-ANCOBRAS Ltda.), which we have consolidated as of this date. Effective December 31, 2000, we began to consolidate ZEW (renamed to SGL CARBON Polska S.A. in 2003) in our year end balance sheet, although we did not recognize ZEW in our consolidated statement of operations for that year.
(3)	Costs relating to anti-trust proceedings and major restructuring expenses for the years under review are presented separately in the statement of operations.
(4)	For 2004, 2003 and 2002, we have included the interest component of additions to the pension provision of €13.3 million, €14.0 million and €15.2 million, respectively, as an expense in the financial result (interest expense) in accordance with IFRS. As a Group rule, the interest portion of the allocation to the pension provisions is included in the net financing costs in the United States as well as in Europe. In this matter, we reclassified expenses of €5 million and €6 million from operating expenses to financing costs under IFRS in 2003 and 2002, respectively. Under U.S. GAAP, this interest component is included in operating profit.
(5)	Net profit / loss (including minority interests) and shareholders’ equity/minority interests include amounts attributable to minority interests. Net loss attributable to minority interests and minority interests in shareholders’ equity for the years 2004, 2003 and 2002 were €0.0 million, €0.1 million and €0.0 million , respectively, and €0.2 million, €0.3 million and €1.4 million, respectively.

Back to Contents

(6)	We have calculated loss per share for each period based upon net loss less amounts attributable to minority interests divided by the weighted average number of Shares outstanding. We have calculated loss per ADR as loss per Share divided by three. Because of the net loss for the year and the resulting lack of any dilutive effect, the diluted loss per Share for 2004, 2003 and 2002 was identical to the loss per Share.
(7)	Working Capital as defined as total net inventories plus total net trade receivables, less trade payables. Under U.S. GAAP, working capital at December 31, 2004, 2003 and 2002 would have been €301.6 million, €155.5 million and €41.3 million, respectively.
(8)	Total financial debt less cash and cash equivalents, divided by shareholders’ equity at year-end.
(9)	Operating results divided by the amount of goodwill, tangible fixed assets, inventories and trade accounts receivables, less trade accounts payables at the end of the year.
(10)	Business area data for sales revenue do not include certain amounts for sales not allocable to a business area. Such sales include sales to employees, R&D services and rental income. For the years 2004, 2003 and 2002 these amounts were €1.7 million, €2.8 million and €2.9 million respectively.
(11)	Net loss under U.S. GAAP is presented before cumulative changes in accounting principles in 2002.
(12)	As of January 1, 2001, we reorganized our operations into four business areas: Carbon and Graphite, Graphite Specialties (formerly Specialty Graphite), Corrosion Protection and SGL Technologies (formerly Fibers and Composites). As of January 1, 2002, we reclassified our expanded graphite business in Europe from Graphite Specialties to SGL Technologies. Due to the divestiture of the Surface Protection and plastic process technology businesses, the process technology activities from the former Corrosion Protection Business Area (CP) were reorganized and included in the Graphite Specialties Business Area (GS). We have adjusted the corresponding figures for the fiscal years 2003 and 2002 to reflect our current segment reporting structure.
(13)	Operating profit (loss) before costs relating to anti-trust proceedings and restructuring for the years 2004, 2003 and 2002 does not include unallocated corporate costs and consolidation adjustments. See Note 28 to the consolidated financial statements.
(14)	Weighted average number of shares.
(15)	We present Operating Profit (Loss) before cost related to restructuring as a further supplemental measure of our performance. We prepare this figure by adjusting Operating Profit to eliminate the impact of items we do not consider indicative of our ongoing operating performance. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. In addition, in evaluating Operating Profit before cost related to restructuring, you should be aware that in the future we might incur expenses similar to the adjustments in this presentation. Our presentation of Operating Profit before cost related to restructuring should not be construed as an inference that our future results will be unaffected by unusual or non- recurring items. Operating Profit is not a uniformly or legally defined financial measure. It generally represents earnings before financial result and taxes.
Operating Profit (Loss) before cost related to restructuring and antitrust is calculated by adding to Operating Profit certain items of expense that we believe are not indicative of our future operating performance consisting of: (i) restructuring expenses; and (ii) expenses related to antitrust proceedings. We believe these expenses are not indicative of our future operating performance because (i) the restructuring expenses are one-time charges to improve our future performance and (ii) the antitrust expenses are related to one-time fines.
The following table shows Operating Profit (Loss) before cost related to restructuring and antitrust as derived from our net income (loss), on a consolidated level and, with respect to each of our three business areas, as derived from our operating income (loss):

Back to Contents

	As of and for the years ended December 31,

	2004	2003	2002

	(in millions of €)
Consolidated net income (loss) before minority interests	€(81.7)	€(50.2)	€(23.6)
Discontinued operations	85.5	21.5	5.0
Consolidated net financing costs	60.5	75.0	27.6
Consolidated income tax expense (benefit)	1.2	(18.8)	0.3

Carbon and Graphite	89.7	65.5	54.6
Graphite Specialties	15.2	12.4	5.3
SGL Technologies	(10.1)	(13.6)	(11.3)
Other	(29.3)	(36.8)	(39.3)

Consolidated operating income (loss)	65.5	27.5	9.3
plus: Restructuring expenses:
Carbon and Graphite	8.4	3.7	—
Graphite Specialties	1.6	3.7	4.8
SGL Technologies	1.4	1.8	—
Other	8.3	0.2	—
Consolidated restructuring expenses	19.7	9.4	4.8
Consolidated expenses related to antitrust proceedings (only
related to Other Segment)	0.0	19.5	22.0
Operating profit before cost related to antitrust and
restructuring:
Carbon and Graphite	98.1	69.2	54.6
Graphite Specialties	16.8	16.1	10.1
SGL Technologies	(8.7)	(11.8)	(11.3)
Other	(21.0)	(17.1)	(17.3)

Consolidated Operating profit before cost related to antitrust
and restructuring	€85.2	€56.4	€36.1

Exchange Rates

     The following table shows the high, low, average and period-end euro-dollar exchange rates for the five years ended December 31, 2004 and the high and low euro-dollar exchange rates for the six months ended March 31, 2005. In each case, these rates are based on the noon buying rates published by Deutsche Bank. For 1998, the table reflects exchange rates between the dollar and Deutsche Mark translated into euros at the irrevocably fixed Deutsche Mark-euro rate of DM 1.95583 = €1.00. You should not assume that these translated exchange rates would be the same as the dollar-euro exchange rates that would have prevailed during 1998 had the euro existed at that time.

Back to Contents

			Period	Period
Period	High	Low	Average	End

		(in dollars per euro)
2000	1.0395	0.8286	0.9213	0.9305
2001	0.9548	0.8388	0.8957	0.8820
2002	1.0477	0.8600	0.9448	1.0415
2003	1.2610	1.0371	1.1309	1.2610
2004	1.3640	1.1798	1.2434	1.3640

October 2004	1.2799	1.2278	1.2489	1.2757
November 2004	1.3301	1.2702	1.2990	1.3301
December 2004	1.3640	1.3181	1.3404	1.3640
January 2005	1.3514	1.2938	1.3128	1.3033
February 2005	1.3263	1.2751	1.3017	1.3254
March 2005	1.3420	1.2926	1.3207	1.2962

At April 27, 2004 the euro dollar exchange rate, based on the noon buying rate published by Deutsche Bank was $1.2919 = €1.00. Fluctuations in the euro-dollar exchange rate will affect the dollar equivalent of the Share price in euros on the Frankfurt Stock Exchange and, as a result, are likely to affect the market price of the American Depositary Shares on the New York Stock Exchange as well as the amount of any dividends received by holders of American Depositary Receipts.

Dividends

In 1998, SGL declared and paid a dividend of €1.20 ($1.31) per Share for the 1997 fiscal year. SGL did not declare dividends for the fiscal years 1998-2004.

Except as described herein, holders of ADRs are entitled to receive dividends on the Shares represented by the ADRs evidenced by such ADRs. SGL will pay any cash dividends payable to such holders to JPMorgan Chase Bank, as depositary, in euro; subject to certain exceptions, the depositary will convert these payments into dollars. Dividends paid on Shares and dividends paid to holders and beneficial owners of ADRs are subject to deduction of German withholding tax. See Item 10, ‘‘Additional Information – Taxation’’. Dividends paid on Shares and dividends paid to holders and beneficial owners of ADRs are subject to deduction of German withholding tax. See Item 10, ‘‘Additional Information – Taxation.

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

The industries in which we operate are highly competitive. Competition is based primarily on price, product quality and customer service. Most of our production processes are capital-intensive, which results in high fixed costs. Due to these high fixed costs, a decline in demand or a temporary oversupply generally results in price decreases, rather than in reduced production. The pricing pressure thus has a direct impact on our results. In addition, price decreases can be aggravated by

Back to Contents

temporary imbalances in supply and demand, with an oversupply in stagnating markets. Graphite electrodes, in particular, are subject to strong price competition. In 2004 the average price of our graphite electrodes increased in local currency 1% in Euro and 14% in US$ versus 2003. Our market share could be adversely affected if we increased prices, or a competitor reduced prices, or if we decided to maintain profit margins rather than market share or pursued other competitive strategies.

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

In 2004, we derived approximately 48% of our sales revenue from the sale of graphite electrodes, our core business. We sell our graphite electrodes primarily to the electric arc furnace (or EAF) steel industry. The EAF industry is global and customers are located in every major geographic market. As a result, our customers are affected by changes in global and regional economic conditions. This, in turn, affects the demand for and the price of our graphite electrodes, which are sold to customers in the EAF industry. The economic slowdown in the steel industry, and in particular, the structural crisis in the U.S. steel industry led to an overall drop in the demand for graphite electrodes until mid-2002. This structural crisis in the steel industry led to significant consolidation, with the elimination of several competitors, and consequently to a decline in demand and a shift in demand to larger companies, with increased pricing pressure. With the end of the slowdown in the steel industry in mid-2002 the economic conditions for graphite electrodes producers improved and demand and prices increased again.

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

In the past seven years, we have had to expense on our income statement approximately €390 million and to spend approximately €290 million on a group level for antitrust proceedings and related civil proceedings for damages (see ‘‘Management Discussion and Analysis of Financial Condition and Results of Operations – Overview – Costs relating to antitrust proceedings’’). During that same time period, we made substantial investments (approximately €210 million) in the context of acquisitions. This has led to a high level of net debt (approximately €321 million as of December 31, 2004). As of December 31, 2004, our debt-to-equity ratio (the ratio between net financial liabilities and equity) was 114% and our equity ratio (the ratio between capital and total assets) was 21.4% .

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

As of December 31, 2004 our equity amounted to €281.7 million. In 2004, our profit from operations (continuing operations) was with €65.5 million sufficient to cover our cash net financing costs.

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

Back to Contents

Our ability to make payments on or repay our debt and to fund our working capital requirements depends on the availability of financial resources. Our ability to generate cash will depend on our future operating performance, as well as on general economic, financial, competitive, market and other factors, many of which are beyond our control. In particular, our ability to generate adequate cash will depend at least in part on:

•	a price increase in the carbon and graphite electrode industry, as well as our ability to maintain and grow our sales revenues in most of our business segments;

•	our ability to contain costs and implement further cost savings through our restructuring program and cost saving initiatives; and

•	our ability to realize earnings from new technologies and products.

In fiscal years 2002 and 2003, our profit (loss) from operations, even before inclusion of costs relating to antitrust proceedings and restructuring, was not sufficient to cover our net interest expense. For the fiscal year 2004, our net financing cost amounted to €60.5 million. In 2004, our profit from operations (continuing operations) was with €65.5 million sufficient to cover our cash net financing costs.

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

In the past several years, we have faced various court actions and investigations in connection with antitrust violations and have been assessed substantial fines by the U.S. Department of Justice and the European Commission for price fixing in the graphite electrode and specialty graphite industries. As a result of a price-fixing investigation by the U.S. Department of Justice, we are required to pay an antitrust fine of US$135 million, of which US$75.25 million has been paid as of December 31, 2004. The remainder of this fine is to be paid in installments until 2007. It has been recorded on our balance sheet as a liability discounted to its present value at an interest rate between 4% and 6%. In addition, we have paid another antitrust fine of US$10 million that was imposed on our CEO. In mid-2000, we agreed with the Canadian antitrust authorities to pay a fine of C$12.5 million for violating antitrust laws, of which C$3.0 million are still payable in one installment of C$3.0 million in 2005. In July 2001, the European Commission fined us €80.2 million for violating antitrust laws with respect to graphite electrodes. In addition, in December 2002, the European Commission fined us €27.75 million for violating antitrust laws with respect to specialty graphites. We have appealed both fines before the European Court of First Instance. Payment of the fine with respect to graphite electrodes has been suspended, against provision of a security, pending a final court decision. In April, the European Court of First Instance reduced the fine imposed in 2001 in the graphite electrode proceedings from €80.2 million to €69.1 million. Since the judgment of the European Court of First Instance failed to address either the censured gross procedural errors or the internationally recognized prohibition against double jeopardy, we have filed an appeal to the European Court of Justice.

In addition, the European Commission fined us €23.6 million on December 3, 2003 for violating antitrust laws with respect to the ‘‘Electrical and Mechanical Carbon and Graphite Products’’ area of our operations. This fine brought the total fines by the European Commission against SGL to €131.6 million. We have appealed the amount of the December 3, 2003 fine before the European

Back to Contents

Court of First Instance. In 2004, the European fine (€23.9 million including interest) was deposited on an interest-bearing escrow account of the antitrust authorities until the closure of the legal proceedings.

As part of our accounting as of December 31, 2003, we have reviewed our provisions for antitrust fines and have increased them by €19.5 million in 2003. Our Board of Management believes that the total of these provisions, which are significantly below the €120.5 million aggregate amount of fines, are sufficient as of December 31, 2004 to cover any potential liabilities that could arise from these antitrust proceedings.

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

We generate a significant portion of our sales revenue in U.S. dollars. As a result, a decline in the value of the U.S. dollar compared to the euro will have a negative impact on our sales revenue, which are recorded in euro. Compared to the sales revenue that we generate in U.S. dollars, we incur a relatively small portion of our cost of sales in U.S. dollars. As a result, a U.S. dollar that is weak compared to the euro will have a negative impact on our gross profit and therefore on our result. A medium- to long-term decline in the value of the U.S. dollar relative to the euro and other currencies could also weaken our competitive position as compared to competitors who incur a relatively larger portion of their cost of sales in U.S. dollars. Over the past three years, the value of the U.S. dollar compared to the euro has declined, and many market participants expect this trend to continue.

In the past, we have engaged in hedging transactions only to a limited extent. We have, however, set up hedging arrangements for the majority of our U.S. Dollar transaction exposure in Europe for 2005 to protect ourselves against the risk of fluctuations in currency exchange rates. However, these hedging arrangements can protect us only to a limited extent against a long-term decline of the U.S. dollar. See ‘‘Management Discussion and Analysis of Financial Condition and Results of Operations – Overview – Currency exchange exposure’’. As a result of our issuance of senior notes the average interest rate of our total debt will increase. Under both our current and our new syndicated credit facility the interest rate consists of a combination of a variable basic interest rate and a margin that can be adjusted according to our ability to meet certain fixed financial ratios. Any change in the basic interest rate or in the margin will either increase or decrease our interest rate burden.

We operate globally and face unpredictable international economic conditions, government policies, regulatory controls and changes in public policy that could adversely affect our business.

We operate 25 major manufacturing facilities in 9 countries on two continents and sell our products in approximately 100 countries. In 2004, sales revenue of our products outside Germany accounted for approximately 86% of our total sales revenue. As a result, we are subject to risks associated with operating in foreign countries, including fluctuations in currency exchange rates, declines in regional or global economic activity, limitations, if any, on the conversion of foreign currencies into euro, and the possible imposition of investment and other restrictions by governments.

Back to Contents

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

     The largest portion of our cost of sales, next to personnel costs, is accounted for by raw materials and energy. We are exposed to commodity price risks through our dependence on various raw materials, such as petroleum coke, coal tar pitch, petroleum pitch, anthracite coal and natural graphite flake as well as energy supplies. We purchase raw material and energy from a variety of sources and generally do not enter into long-term purchase contracts. The principal raw material we use in the manufacture of our products is petroleum coke, an engineered by-product of petroleum refining. The market for petroleum coke, in particular needle coke, is marked by a small number of large suppliers with substantial market influence and the possibility of further consolidations. Although we believe that the raw materials we require will remain available in adequate quantities, the availability and price of raw materials and energy may be affected by new regulations, suppliers’ allocations, interruptions in production by suppliers and market conditions. High energy prices continue to significantly influence our costs of production. The new German environmental tax (‘‘Ökosteuer) has further increased the cost of energy in Germany. Although we have reduced the impact of price increases for energy and raw materials through increased efficiency and cost savings, we cannot assure you that we will be able to mitigate any future price increases in the same way. A substantial increase in raw material or energy prices, or a continued interruption in energy supplies, could substantially harm our financial condition and results of operations.

We may not realize expected benefits from our continuing restructuring and cost savings programs.

From 2002 on we reorganized our operating structure and continued our restructuring program, which was announced in December 2001, to manage and integrate all our operations within the three global business units. In the context of this restructuring program and the subsequent initiatives, we have expensed substantial restructuring funds to reduce our work force, idled or closed selected production sites, rationalized and specialized our remaining sites, and undertaken other cost reduction initiatives. In addition, we continually strive to reduce costs and increase efficiencies (through our SGL Excellence initiative, our SGL One information systems and other initiatives). These efforts

Back to Contents

could lead to substantial additional restructuring costs in the future. We cannot assure you, however, that we will be able to realize the expected benefits from our restructuring and cost savings programs.

Environmental matters could result in significant increases in costs.

Our operations are subject to various risks associated with manufacturing, including the related storage and transportation of raw materials, products and wastes. We are also subject to numerous domestic and foreign laws and regulations relating to the storage, handling, generation, treatment, emission, release, discharge and disposal of potentially hazardous substances and wastes (see ‘‘Business Description – Government regulation’’). Environmental and health laws and regulations could lead to the possibility of substantial fines, revocation of applicable permits or orders for environmental cleanup. Any violations of these laws or regulations, or any adjustments to comply with changing laws or regulations, could result in significant expenditures. Environmental laws in particular have continuously been tightened in the past several years. We also expect a potential tightening of environmental laws in those countries that are joined the European Union in 2004 in which we have facilities. As a result, we cannot assure you, that a known, previously unknown or future contamination event, or any new, more stringent regulations or their enforcement by the relevant authorities will not increase our environmental costs in the future. A significant increase in environmental liabilities or costs could materially harm our financial condition and results of operations.

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

Back to Contents

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

Under our defined benefit pension plans the benefit payments are calculated according to the projected unit credit method under IAS 19. The pension obligations are calculated by a 3rd party independent actuary using assumptions such as interest rates, compensation increases and expected return on plan assets. The basis for these valuations is the legal, economic and tax situation in each country. Actual results may vary from our assumptions and may have an impact on our pension expense and cash flow in future years.

Changes in actuarial assumptions and/or negative developments in the value of the pension funds can have negative impacts on our consolidated financial statements and statement of operations. IAS 19 permits fluctuations between the value of expected pension obligations and the value of the pension funds to be shown only in the notes to the financial statements rather than in the balance sheet. If the cumulative difference in expectations exceeds either plus or minus 10% of the calculated defined benefit pension obligation (‘‘10% corridor), the excess amount over 10% must be amortized over the average remaining service time (10 to 15 years) of employees participating in the plan. The Company estimates that with regards to the plans effected in the United States, this amount totals approximately €25 million and will result in an annual expense of approximately €2 million. In addition any shortfall between pension obligation in Germany and the amounts provided on the balance sheet are also subject to the 10% corridor. The Company estimates that such shortfall in Germany totals approximately €11 million and will result in an annual expense of approximately €1 million.

In 2004, 2003 and 2002 the difference between expected and actual return on pension fund assets was €1.7 million, €0.0 million and €(10.2) million, respectively. In 2004 we estimated an expected return on plan assets of €3.4 million, based on an average return of 8.5% . The actual return amounted to €5,1 million. If the return on pension fund assets falls short of expectations, the Company will need to adjust the actuarial assumptions and record the resulting impact in the statement of operations. In addition, based upon revised calculations, the Company may be required to make additional cash contributions to its funded defined benefit plans and/or record a non-cash adjustment to the financial statements.

An obligation to make significantly higher supplementary payments and to record amortization in subsequent years as an expense could have a material adverse effect on our financial condition and results of operations.

Back to Contents

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

History and Development of the SGL Group
     Our corporate origins lie in the second half of the 19th century. Two of the earliest industrial manufacturers of carbon products, Gebruüder Siemens & Co. (founded 1872) and the Plania Werke (founded 1896) merged in 1928 into the Siemens Plania Werke AG für Kohlefabrikate. This company and its successors underwent a series of international mergers and acquisitions, becoming Sigri Great Lakes Carbon GmbH, SGL’s immediate predecessor company, in 1992. At that time, Hoechst AG was the majority shareholder of Sigri Great Lakes.

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

     We have completed several acquisitions and divestitures as part of our strategy to enhance our position as the world’s largest producer of carbon and graphite products and to concentrate our business on areas where we see growth opportunities. The following are the principal acquisitions and divestitures that we have made since the beginning of 2001:

•	As of January 1, 2001, we increased our interest in SGL Acotec (Wuhan) Co. Ltd., a Chinese joint venture, from 70% to 90%. SGL Acotec (Wuhan) is fully consolidated.

•	In April 2002, SGL and Tokai Carbon Co. Ltd., Japan formed SGL Carbon Tokai Shanghai, a joint venture for the production, marketing and sales of UHP graphite electrodes for the Chinese market. We hold a 51% interest in this joint venture.

*	All shares in SGL PanTrac Gesellschaft fuür elektrische Kontakte mbH, Berlin (PanTrac), were sold to E-CARBON S.A., Brussels (Belgium), a third-party enterprise in January 2003. PanTrac was fully consolidated for fiscal year 2002.

•	The Electrical Contacts (EC) business of SGL Risomesa S.p.A., Milan (Italy), was sold to the Schunk Group in March 2003. The business activities retained by SGL had been previously transferred to SGL CARBON Specialties S.p.A., Milan (Italy) and continue to be consolidated.

•	SGL ANGRAPH Sp. z o.o, Nowy Sacz (Poland), has been consolidated since the beginning of the fiscal year 2003. Four small Acotec companies are no longer consolidated as they are insignificant in overall for the presentation of net assets, financial position and results of operations of the SGL Carbon Group.

•	The remaining interests in ZEW Zaklady Elektrod Weglowych S.A., Racibórz (Poland), were acquired in 2003 and the company was then renamed SGL CARBON POLSKA S.A. At the end of fiscal year 2003, SGL CARBON S.A., Nowy Sacz (Poland), was merged into SGL CARBON POLSKA S.A., Racibórz (Poland).

Back to Contents

•	As of January 6, 2005 we concluded the sale of the Surface Protection and Plastics Process Technology businesses ‘‘Surface Protection business, a major part of our business area Corrosion Protection (CP). Certain Process Technology activities, which were also part of CP and which were not part of the sale, are now reported in the business area Graphite Specialties (GS).

Our strategy
      Our principal objective is to expand on our competitive strengths to further improve profits and cash flow. To achieve this objective, we have implemented the following strategy:

     Increase profitability
     We intend to continue the implementation of measures to reduce fixed and variable costs across all of our business areas in order to increase our operating margins and cash flows. To this end, we introduced restructuring programs for our Carbon and Graphite and Graphite Specialties business areas in late 2001, which are to be implemented over a period of six and three years, respectively. The focus of this restructuring is on:

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

     Optimize our product portfolio:
     To improve our portfolio, we are focusing on further consolidating our strong market position in our established businesses, reducing our sensitivity to general economic conditions and improving our cash flow. As part of this strategy, we aim to strengthen both our technology position and our global presence by entering into joint ventures and strategic alliances. We will also continue to seek to streamline our operations through divestitures of non-core businesses. In this respect we sold our Electrical Contacts business in the course of 2003, and we sold in January 2005 the Surface Protection segment of our Corrosion Protection business. Our SGL Technologies business area will focus primarily on products and markets in which we see significant potential for profitable growth.

Back to Contents

Business Overview
      In 2004, we had sales in more than 100 countries; sales outside Germany accounted for approximately 86% of our sales revenue. We currently operate 25 major manufacturing facilities in 9 countries. Our customers are located throughout the industrialized world. Our sales revenue in 2004 amounted to €926.2 million. We organize the business operations of the group into three business areas that reflect the products that we produce and market: Carbon and Graphite, Graphite Specialties and SGL Technologies.

     Carbon and Graphite (‘‘CG’’) manufactures and markets graphite electrodes and certain carbon and graphite products (carbon electrodes, cathodes and furnace linings). In 2004, sales revenue for the Carbon and Graphite business area amounted to €555.5 million and EBITDA amounted to €123.0 million.

     Graphite Specialties (‘‘GS’’) manufactures and markets graphite products with a wide variety of applications and for a large number of industrial sectors, including high-technology, tool manufacturing, ferrous and non-ferrous metallurgy, high-temperature processes, chemicals, automotive, glass and ceramics. In 2004, sales revenue for the Graphite Specialties business area (including Process Technology) amounted to €235.8 million and EBITDA amounted to €30.0 million.

     SGL Technologies (‘‘SGLT’’) manufactures carbon fibers, aerospace and industrial composites, expanded graphite (including yarns and fabrics), carbon ceramic brake discs and fuel cell components. SGL Technologies covers the entire value chain from fibers through to composites. We believe that we are the only major competitor in this market that can cover such a broad product portfolio. In 2004, sales revenue for the SGL Technologies business area amounted to €133.2 million and EBITDA amounted to €3.1 million.

Industry and Market Overview
     We are active in a broad range of markets for carbon-based industrial products. Many of the industries served by our established Carbon and Graphite and Graphite Specialties businesses in particular, the steel, aluminum and chemicals industries – are mature global industries that tend to grow at approximately the same rate as the economy as a whole and may be marked by cyclicality. Demand for products used in these industries tends to fluctuate with global and regional business cycles as well as with specific industry developments. Our SGL Technologies business area, by contrast, focuses on emerging technologies that we believe have significant potential for growth.

Carbon and Graphite
     Our Carbon and Graphite business area serves the metallurgical industries. Our graphite electrodes are a necessary component of electric arc furnace, or EAF, steelmaking, while our cathode blocks and carbon electrodes play an important role in the production of aluminum and other nonferrous metals. We also produce carbon-based furnace linings that help furnaces withstand the extreme temperatures needed in metals production. According to our estimates, the worldwide market for products made by our Carbon and Graphite business area was approximately €3 billion in 2004.

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

     Demand for graphite electrodes, therefore, varies directly with demand for finished steel and, in particular, with production of EAF steel. The steel industry generally is cyclical in nature and

Back to Contents

experiences significant fluctuations based on numerous factors. In general, the EAF steel industry, however, has been less cyclical than the blast furnace/basic oxygen furnace production (‘‘BF/BOF’’ production) steel industry and has grown fairly steadily since the early 1970s (see below, ‘‘ EAF steelmaking’’). Volume and percentage of EAF steel to total steel production increased through 2001. During 2002, the percentage of EAF steel production to total steel production declined slightly, despite a significant increase in volume, primarily as a result of a significant increase of steel production in China, where EAF steelmaking currently represents a smaller portion of total steel production. We believe that long-term growth prospects for the EAF steel industry remain favorable. See ‘‘Operating and Financial Review and Prospects.’’

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

Technological improvements in equipment design and production process, use of higher quality scrap metals and other raw materials and improvements in the size, strength and quality of graphite electrodes (including improvements developed by the SGL Group) have increased the efficiency and reduced the cost of EAF steel production. According to our estimates, these improved efficiencies have reduced worldwide specific consumption from approximately 6.5 kilograms of graphite electrodes per ton of steel produced in the early 1980s to approximately 2.2 kilograms per ton in 2004. We expect that, as the cost of further marginal improvements in the efficiency of EAF steelmaking increases, the rate of decline in specific consumption will grow slower. We believe that the long-term growth potential of EAF steel will tend to offset reductions in specific consumption, resulting in steady to slightly increased demand for graphite electrodes over the long-term.

According to our estimates, our share of the worldwide market for graphite electrodes was approximately 21% in 2004. We believe that our regular customers for graphite electrodes include most of the world’s major EAF steel producers.

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

Since its development in the 1960s, mini-mill technology has produced a steadily increasing portion of total steel production. Due primarily to the cost-effectiveness of EAF steelmaking, EAF steel production worldwide has grown steadily from 100 million tons in 1972 (approximately 16% of total steel production) to about 341 million tons in 2004 (approximately 32% of total steel production), according to the estimates of market studies. The following table shows worldwide crude and EAF steel production in 1972, in 1980 and from 1990 through 2004.

Back to Contents

Worldwide Steel Production*
			EAF proportion of
Year	Crude[1]	EAF	crude production

	(in thousands of tons)		(%)
1972	632,009	99,749	16
1980	716,493	160,511	22
1990	770,694	215,124	28
1991	733,974	209,873	29
1992	719,398	210,508	29
1993	726,247	222,511	31
1994	723,958	229,063	32
1995	750,309	245,330	33
1996	750,611	249,741	33
1997	797,135	270,051	34
1998	778,032	266,144	34
1999	789,900	269,150	34
2000	849,200	293,600	35
2001	846,000	295,000	35
2002	903,800	304,600	34
2003	968,300	315,000	33
2004	1,054,000	341,000	32

*	Source: International Iron and Steel Institute, 2004 SGL estimate.
(1)	‘‘Crude’’ steel production refers to total steel production by all methods.

Other Carbon and Graphite products

Carbon electrodes serve as conductors of electricity in a furnace to generate sufficient heat to reduce silicon dioxide in a continuous process. The production of silicon metal in furnaces that use carbon electrodes involves a process similar to that used for graphite electrodes, but at lower temperatures. Demand for carbon electrodes is directly related to the volume of silicon and phosphorus production. Silicon and phosphorus production, and hence demand for carbon electrodes, have been relatively stable since the early 1990s. In 2001, demand declined by approximately 20%, primarily as a result of the energy crisis in Brazil. Demand for carbon electrodes returned to stability in 2002. Our primary markets for carbon electrodes are in the United States, France, Norway, Australia and Brazil. We estimate that our share of the worldwide market for carbon electrodes was approximately 31% in 2004.

Cathode blocks and other products are used to equip electrolysis cells for the production of primary aluminum. Cathode blocks for the production of primary aluminum are produced according to customers’ specifications and design. We sell cathodes to all major aluminum smelters worldwide. According to our estimates, our share of the worldwide market for cathodes in 2004 was approximately 17%.

Carbon blocks for furnace linings are also produced in a variety of dimensions and grades, depending on the furnace size, the position of the block within the blast furnace and the function the block is required to perform. They are used for bottom lining, wall protection and heat conduction in the hotter areas of blast furnaces. A modern furnace design allows for more than 10 years of furnace operation before the replacement of the linings becomes necessary. Our main markets for furnace linings are Europe, Asia and North America. Furnace linings typically account for a modest portion of our business (for example, approximately 3% of our sales revenue in 2004).

Graphite Specialties

The worldwide market for graphite specialties was approximately €1,7 billion in 2004, according to our estimates (excluding China and the Commonwealth of Independent States (‘‘CIS’’), for which no data are available). We estimate that, in 2004, our share of this market was approximately 14%. Many of our customer industries, including the chemicals industry and most areas of the electronics

Back to Contents

industry, are mature, with growth rates at or below the overall rate of growth in the industrialized world. The semiconductor industry and the portion of the electronics industry serving automotive and household applications, however, are more volatile. After a deep recession during 1998 and most of 1999, the semiconductor business recovered in 2000, but has experienced another downturn since the beginning of 2001.

     We have a leading position in graphite products for the semiconductor industry in both Europe and North America. Our revenues of graphite products used in such electronic applications are estimated to have a 20% share of the worldwide market (excluding China and CIS). The growth rate of the other major industrial applications for technical products has historically been closely linked to the general industrial growth rate in the United States, Japan and Europe. Our revenues of graphite products used in such industrial applications are estimated to have a 15% share of the worldwide market (excluding China and CIS). The market growth rate for mechanical carbons during the last ten years has also been in the range of his general industrial growth rate. Our revenues of graphite products used in high temperature, automotive and mechanical applications are estimated to have a 10% share of the worldwide market (excluding China and CIS). Process Technology experienced in 2004 a general decline in demand. The decline is mainly caused by an accelerated transfer of base production processes to low wage countries and a cyclical downturn leading to reduced investments in new projects as well as low maintenance spending. We estimate the worldwide market for Process Technology to be approximately €0.1 billion, of which we have a share of approximately 39%.

SGL Technologies

SGL Technologies, our newest business area, aims for growth in specific niche markets, where we expect cyclicality to be generally lower than in the customer industries of our established businesses. SGL Technologies serves a number of diverse specialty markets with carbon fiber and carbon composite-based products. We estimate the worldwide market for carbon fibers to be approximately €1 billion. We hold established market positions in the segments for oxidized fiber and chopped carbon fiber. In the more diverse market segments, such as those for continuous carbon fiber, aircraft structural components and carbon fiber reinforced plastics, our market shares are relatively small. We also have strong market shares in certain markets for composite materials and components, such as in rocket motor nozzles, carbon-carbon for wet friction applications and high purity carbon felts.

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

Back to Contents

extreme temperatures. The electrodes, which vary in size depending on the individual furnace’s requirements, are consumed regularly in the production process. We believe we provide the full range of sizes in graphite electrodes and that their quality is equal to, or in specific segments, better than, that of any other manufacturer’s products. We further believe that there are currently no commercially viable substitutes for graphite electrodes in EAF steel making.

•	Carbon electrodes, used primarily to produce silicon metal. Electrodes vary in size but are typically larger than the graphite electrodes used in EAF steelmaking and require a different manufacturing process. A typical silicon metal furnace uses 18 electrodes, consuming three of them every five days.

•	Cathode blocks and related products, used to equip electrolysis cells for the production of primary aluminum. Cathode blocks require a significant degree of custom fitting; we produce them to our customers’ specifications and design. Newly constructed aluminum smelters tend to require larger electrolysis cells than older facilities; we believe that we are equipped to meet this trend in demand.

•	Furnace linings, used for wall protection and heat conduction in the hotter areas of blast furnaces used to produce liquid pig iron, an intermediary material in the production of steel from iron ore. Although modern furnace design allows 10 or more years of operation before lining replacement becomes necessary, a typical furnace will have its lining replaced a number of times over its useful life.

Graphite Specialties

Our Graphite Specialties products have a wide variety of applications in such sectors as high technology, tool manufacturing, ferrous and non-ferrous metallurgy, high-temperature processes, chemicals, automotive, glass and ceramics.

Our Graphite Specialties products consist of:

•	technical carbons for use in high technology, including semiconductor materials;

•	mechanical carbons, machined or pressed components and graphite-filled high-performance plastic parts; and

•	feederstock for electrical carbons; as well as

•	process technology products, including heat exchanger, columns, pumps and synthesis units

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

Back to Contents

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

We purchase all of our raw materials from a variety of sources. We maintain contacts with the most important petroleum coke suppliers and purchase from most vendors on an ongoing basis, with annual price negotiations, to satisfy our needs in our three business segments. We buy the most strategically important grades of needle coke for graphite electrodes from four major producers and purchase a majority of our needle coke requirements from two major petroleum companies. With one of these suppliers we have a long-term contract for the delivery of petroleum coke. Binder pitch and impregnation pitch are bought locally from eight different binder pitch and six different impregnation pitch vendors. We have established strong ties to these suppliers and have been cooperating with them on the implementation of joint quality improvement and quality monitoring programs for many years. We believe that, under current conditions, our raw materials are available in adequate quantities at current market prices.

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

In the Graphite Specialties and SGL Technologies business area, we make the majority of our sales through our specialized sales organizations specifically dedicated to each such business area. We also use exclusive sales agents in certain locations. From time to time, the Carbon and Graphite sales organization also assists in sales of Graphite Specialties products, particularly outside of Europe and North America.

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

We generally sell our products on the basis of annual sales agreements. In these agreements, we usually fix a negotiated price with the customer for one year. During that year, the customers then place their orders in accordance with the terms of the agreement. Our customers in the Carbon and Graphite business area generally place orders for electrodes three to six months prior to the specified delivery date, as well as pursuant to a forecasted full-year demand. A customer may cancel any such order, and we accordingly manufacture electrodes and manage electrode inventory levels on the basis of rolling sales forecasts. Other products, particularly in the Graphite Specialties and SGL Technologies Business, are generally manufactured to order. Finished products are generally stored at our manufacturing facilities. We ship products to customers primarily overland and by sea, using ‘‘just in time’’ techniques where practicable.

Our three business segments are serving – amongst others- the following key customers:

CG: Alcoa, Arcelor, ICDAS, Imidro, Lion Group, Mittal Steel, Nucor, QIT, Riva

GS: BASF, Bayer, British Nuclear Fuels, Degussa, Helwig Carbon, Hitachi, MEMC, Motorola, Robert Bosch, Wacker Siltronic

SGL T: Alliant Systems (ATK), Airbus, Boeing, Cytec Fiberite, Dana Corp., Porsche

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

Back to Contents

commercial and financial needs, and thus we believe that we are not dependent on our existing industrial, commercial or financial contracts.

Manufacturing Processes and Operations

The manufacture of graphite electrodes takes, on average, approximately two months. Graphite electrodes range in size from three inches to 32 inches in diameter and two feet to nine feet in length and weight between 20 pounds and 4,800 pounds (2.2 metric tons). Carbon electrodes, cathodes and furnace linings are manufactured in a process comparable to that for graphite electrodes, except that impregnation and graphitization are used only for particular grades of cathodes and furnace linings.

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

Graphitizing – The rebaked electrodes are heated in longitudinal electric resistance furnaces at approximately 3,000 ° Celsius to restructure the carbon to its characteristically crystalline form, graphite. After this process, the electrodes are gradually cooled, cleaned, inspected and sample-tested.

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

We conduct major maintenance of our facilities on an ongoing basis. We currently have capacity to manufacture approximately 280,000 metric tons of carbon and graphite products per year (excluding graphite specialties). This capacity includes approximately 215,000 metric tons of graphite electrodes. In 2004, we sold approximately 209,000 metric tons of graphite electrodes, compared with

Back to Contents

202,000 metric tons in 2003. We also sold approximately 21,000 metric tons of carbon electrodes in 2004 (2003: 20,000 metric tons).

Competitive Position of the SGL Group

The carbon and graphite products industry is highly competitive. Competition is based primarily on price, product quality and customer service. There are approximately 10 to 15 major manufacturers of carbon and graphite products worldwide. Of these manufacturers, the SGL Group is the largest, based on 2004 sales revenue.

Carbon and Graphite

For graphite electrodes, our principal product, there are approximately 10 to 15 major manufacturers worldwide. SGL and GrafTech International Ltd. (formerly UCAR International Inc.) are the largest of these manufacturers on the basis of metric tons produced. Other producers -next to SGL- include two producers in the United States, four Japanese manufacturers and several manufacturers in India and China. We estimate that our share of the global market for graphite electrodes was approximately 21% in 2004.

We believe that we are the largest manufacturer of carbon electrodes worldwide. According to our estimates, we supplied approximately 31% of the worldwide market for carbon electrodes in 2004.

Approximately ten manufacturers compete in the global market for cathodes for the aluminum industry. We estimate that we supplied approximately 17% of this market in 2004. Other major manufacturers include GrafTech, Erft Carbon, Nippon Carbon, SEC Corporation and Vesuvius Group.

Graphite Specialties

The graphite specialties market is served by many competitors with different product ranges and value added segments. We believe that globally-oriented international companies, including SGL, Morgan Crucible, Le Carbone Lorraine, Schunk Gruppe, GrafTech and Toyo Tanso, account for about two thirds of the total market volume worldwide (excluding China and the CIS, for which limited data are available). A significant part of the market is served by small, local machine shops, which machine and finish goods supplied to them by the major graphite producers in a semi-finished state. We believe that we have leading positions in the supply of graphite and CFC products to the semiconductor and technical carbon industry in Europe and North America. We estimate that the worldwide market for Process Technology is approximately €0.1 billion, of which we have an approximately 39% share. This market is highly fragmented with many locally-oriented, often family-owned smaller companies. The key competitors in the market for carbon-based process equipment applications are Le Carbone Lorraine and Carbon Everflow (India).

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

Back to Contents

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

Similar laws are already in force in Austria, Italy and a number of other EU countries; France and Spain are in the process of adopting new laws to comply with EU requirements. We expect that most European national environmental laws and regulations will be replaced over the near-to medium-term by common EU requirements (or by national regulations based on EU directives). National governments will remain free to adopt requirements stricter than those required by the EU.

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

Back to Contents

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

Organizational Structure

     As a management holding company, SGL is legally separate from its various operating subsidiaries in the SGL Group. SGL’s Board of Management, however, provides overall strategic direction and monitors the operations of the Group. Individual members of the Board of Management have a tutorship function for specific business units and functional as well as regional responsibilities. See Item 6, ‘‘Directors, Senior Management and Employees — Directors and Senior Management — Board of Management’’.

     Our operational business is managed by business units. At the beginning of 2002, we combined the former regional business units of Carbon and Graphite and Graphite Specialties into global business units to improve efficiency and respond to the increasing globalization of our key customers. With this change and the divestiture of the surface protection business, all three of our business units – Carbon and Graphite, Graphite Specialties and SGL Technologies – are now organized on a global basis. Our organizational structure is thus identical with our segment reporting.

     Our production sites and Group companies are managed by the relevant business unit (or, in the case of multi-business area sites, by a management committee). The boards of directors of individual Group companies have responsibility for those companies’ legal and financial affairs. Centralized corporate functions support the Board of Management and provide services to all businesses and to individual legal entities within the Group.

Principal subsidiaries

     The following table lists the principal direct and indirect subsidiaries of the SGL Group at December 31, 2004:

			Ownership
Company Name	Location	Business Area	Interest %

SGL Carbon, LLC	Charlotte, NC	CG, GS, SGL T	100.0
HITCO Carbon Composites, Inc	Gardena, CA	SGL T	100.0
SGL Technic Inc.	Valencia, CA	SGL T	100.0
SGL Carbon GmbH	Meitingen, Germany	CG, GS	100.0
SGL Carbon Technic SAS	Grenoble, France	GS	100.0
SGL Canada Inc	Lachute, Canada	CG	100.0
SGL Carbon SpA	Milan, Italy	CG, GS	99.7
SGL Carbon SA	La Coruña, Spain	CG	99.9
SGL Carbon GmbH & Co	Steeg, Austria	CG	100.0
SGL Carbon Polska S.A.	Ratibor, Poland	CG, GS	100.0
SGL Carbon SAS	Chedde, France	GS	100.0
SGL Technologies GmbH	Meitingen, Germany	SGL T	100.0
SGL Technic Ltd	Muir of Ord, Scotland	SGL T	100.0
SGL Carbon Beteiligung GmbH *	Wiesbaden, Germany	Corporate	100.0

*	SGL Carbon Beteiligung GmbH is a 100% subsidiary of SGL Carbon AG that serves as a holding company for various other subsidiaries in the SGL Carbon Group.

Property, Plants and Equipment

     As of December 31, 2004, we operated 25 major manufacturing facilities worldwide of which are all located in Europe and North America. As part of the restructuring program announced in

Back to Contents

December 2001, we closed or idled three plants during 2002. Effective January 2003, we sold our Berlin, Germany manufacturing facility. Effective January 2005, we sold the surface protection and plastic application business with manufacturing facilities in Germany, USA, China, France and Italy. We also have other properties, including office buildings, research laboratories and warehouses, primarily in Germany and the United States. We own most of our manufacturing facilities and other properties.

     We are harmonizing our manufacturing processes throughout the Group to permit global sourcing from all locations with consistent and interchangeable quality levels. We produce graphite electrodes in the United States, Canada, Germany, Italy, Spain, Austria and Poland. Carbon electrode production is concentrated in Italy and cathodes and furnace linings are manufactured in Germany and Poland. Our feeder stock for specialty graphite products is manufactured in Germany, France and the United States. In Europe, we have further optimized production by concentrating extruded, molded and isostatic pressed graphite product grades in the facilities best suited for this work. We have taken similar restructuring measures in North America, discontinuing manufacture of molded and isostatic products in the United States. We produce our process technology products in Germany, with additional production facilities in France and the United States. About four-fifths of our fibers and composites are manufactured outside of Germany, primarily in the United States and the United Kingdom.

     We conduct major maintenance of our facilities on an ongoing basis. We currently have capacity to manufacture approximately 280,000 metric tons of heavy carbon and graphite products annually (excluding graphite specialties). This capacity includes approximately 215,000 metric tons of graphite electrodes. In 2004, we sold approximately 209,000 metric tons of graphite electrodes compared with 202,000 metric tons in 2003. We also sold 21,000 metric tons of carbon electrodes in 2004, a small increase from the 20,000 metric tons we sold in 2003.

Back to Contents

     As of December 31, 2004 we operated the following major facilities

Primary Use

Owned/
Location	Manufacturing	Sales	Administration	Business Area	Leased

Europe
Wiesbaden, Germany[1]			x	Corporate	Leased
Meitingen, Germany	x	x	x	CG, GS, SGL T	Owned
Griesheim, Germany[3]	x			CG	Owned
Bonn, Germany	x	x	x	GS	Owned
Steeg, Austria	x		x	CG	Owned
Milan, Italy[2]		x	x	CG,GS	Leased
Verdello, Italy	x	x	x	GS	Leased
Narni, Italy	x			CG	Owned
Ascoli Piceno, Italy	x			CG	Owned
Chedde, France	x	x	x	GS	Owned
Grenoble, France	x	x	x	GS	Owned
La Coruna, Spain	x	x	x	CG	Owned
Ratibor, Poland	x	x		CG	Owned
Nowy Sacz, Poland[3]	x	x	x	CG,GS	Owned
Inverness, Scotland	x		x	SGL T	Owned
Alcester, England		x		GS	Leased
North America
Charlotte, North
Carolina[4]		x	x	CG, GS,SGL T	Owned
Morganton, North
Carolina	x			ACG,GS	Owned
Hickman, Kentucky	x			CG	Owned
Ozark, Arkansas	x			CG	Owned
Valencia, California	x	x	x	SGL T	Owned
Lachute, Quebec,
Canada	x	x	x	CG	Owned
Kitchener, Ontario,
Canada	x	x	x	GS	Leased
St. Marys, Pennsylvania .	x	x	x	GS	Owned
Strongsville, Ohio	x	x	x	GS	Owned
Arkadelphia, Arkansas	x			SGL T	Leased
Sinking Spring,
Pennsylvania	x	x		GS	Leased
Gardena, California	x	x	x	SGL T	Owned
Cheshire, Connecticut	x			GS	Leased

1)	Corporate Headquarters
2)	Head Office, Italy
3)	Hereditary building right (Erbbaurecht) under German law, comparable to a long-term ground lease
4)	Head Office, North America

     As of December 31, 2004 we had material encumbrances on our property under the syndicated loans. These agreements entailed the pledging of equity interests of most Group companies. The rights of use of intangible assets have been assigned for all German members of the Group, for two U.S. subsidiaries, and for SGL Carbon SpA in Italy. Real estate liens were taken out against SGL Carbon AG and two U.S. companies in the amount of €320.0 million and U.S.$163.4 million. Inventories and movable plant and equipment of €245.7 million were assigned as collateral. Trade receivables and receivables due from non-consolidated subsidiaries in the total amount of €139.4 million were assigned as collateral. In addition, receivables from consolidated subsidiaries of

Back to Contents

€547.5 million and bank balances totaling €185.0 million were pledged as collateral by individual companies.

For more details to the encumbered properties; see Item 10, ‘‘Additional Information – Material Contracts’’. We believe that our facilities, which are of varying ages and types of construction, are in good condition, are suitable for our operations and generally provide sufficient capacity to meet our requirements for the foreseeable future.

Back to Contents

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read this operating and financial review together with the description of our business, the general information about SGL and the consolidated financial statements, including the notes thereto contained elsewhere in this annual report. We prepared our consolidated financial information in accordance with IFRS or, where indicated, in accordance with U.S. GAAP. IFRS differs in certain significant respects from U.S. GAAP. See ‘‘–U.S. GAAP reconciliation’’ and ‘‘–Significant differences between IFRS and U.S. GAAP’’ as well as notes 35 and 36 to our consolidated financial statements contained elsewhere in this annual report. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by our forwardlooking statements. See ‘‘Forward-looking statements’’ and ‘‘Risk Factors.’’

Overview

We are one of the largest producers worldwide of carbon and graphite products, used primarily in electric arc furnace steel production and aluminum smelting. We also manufacture natural and synthetic graphite products for, and provide services in connection with, a variety of industrial applications worldwide. Our customers are located in industrialized countries throughout the world. In 2004, we sold products in approximately 100 countries, with sales outside Germany accounting for approximately 86% of our sales revenue. We operate major manufacturing facilities in 9 countries.

Business realignment

Since the beginning of 2005, we have managed our operations in three business areas that reflect the products that we produce and market – Carbon and Graphite, Graphite Specialties, and SGL Technologies. Prior to 2005, we operated a fourth business area, Corrosion Protection. We discontinued the Corrosion Protection business area in January 2005 due to the sale of our Surface Protection and Plastic Process Technologies businesses, which represented more than 70% of the sales of this business area. The remaining process technology business was reclassified from Corrosion Protection to Graphite Specialties. The segment reporting for all previous years in the following discussion has been adjusted to reflect this reorganization. The divested surface protection business is shown separately as a discontinued operation for the years discussed in this report. All other descriptions and discussions refer to the continuing operations.

Cost reduction program SGL Excellence

In 2001, we initiated a continuing cost reduction and restructuring program that includes cost containment measures and other steps to improve our financial results and cash flows from operations. As part of this restructuring program, we reduced our total number of employees by 266, from 5,674 at the end of 2002 to 5,408 at the end of 2003 and to 5,109 at the end of 2004. In addition, we plan to achieve further cost savings through our SGL Excellence initiative, through which SGL managers are trained in Six Sigma methods to identify further cost reduction measures on an ongoing basis. In the third year of SGL Excellence, we continued to make progress with our initiative. With a large number of cost reduction, productivity-enhancing projects, our activity focused on the area of ‘Operational Excellence’. However, additional activity also addressed administrative processes – for example, the SGL-Ten project, a worldwide cost reduction program that focuses on IT, accounting, and personnel administration, which was approved in October 2004. By continuously enhancing the efficiency of administrative functions, beginning in 2006 we intend to achieve annual savings of approximately €11 million. The necessary expenses to achieve this will total approximately €5 – 6 million in 2005.

Total cost savings attributable to these and other initiatives amounted to €36 million in 2004 and €24 million in 2003. We are targeting further cost reductions in the future . Our planned measures include:

•	concentrating operations in lower-cost facilities;

•	reduction of maintenance costs;

•	outsourcing and/or streamlining of non-core functions;

•	further headcount reductions; and

Back to Contents

•	continuous improvements in raw materials and energy utilization.

Our ability to achieve cost savings will depend on a number of factors. These factors include our ability to accurately estimate the magnitude of the one-time costs of our cost-reduction measures and our ability to achieve targeted operating efficiencies with a leaner production base. See ‘‘Risk Factors – Risks relating to our business – We may not realize expected benefits from our continuing restructuring and cost savings programs.’’

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

Fluctuations in currency rates, especially between the dollar and the euro, can influence our operating and financial results. Through early 2001, the value of the dollar generally increased relative to the euro. The relative strength of the dollar positively impacted our operating results. In early 2002, the value of the dollar began to decline relative to the euro. This decline continues and reached a low-point at the end of 2004. This will have several effects on our results, some of which could offset others. A weak dollar tends to have a negative effect on revenue and results. See ‘‘Risk Factors – Risks relating to our business – We are exposed to currency exchange rate risks and interest rate risks.’’ In addition, we have major assets, debts and other liabilities in the United States or denominated in U.S. dollars, including antitrust liabilities and other dollar-denominated liabilities. Fluctuations in the euro-U.S. dollar exchange rate can cause currency translation effects in our consolidated balance sheet. A continued increase in the value of the euro relative to the dollar would reduce our dollar denominated liabilities. On the other hand, it would also tend to reduce the contribution of our U.S. businesses to our consolidated results of operations. A stronger dollar will tend to increase, and a weaker dollar to decrease, our non-current and current assets as well as equity and liabilities. In the 2003 fiscal year, the translation effect of all exchange rate fluctuations reduced our equity by €33.1 million and by a further €2.8 million during 2004. The ultimate impact of currency exchange rate fluctuations on our net income will depend on the circumstances at any given time.

Fluctuations over the course of the year

Our sales revenue for a number of our products, in particular graphite electrodes, fluctuates from quarter to quarter due to such factors as customer inventory levels, scheduled customer plant shutdowns, changes in customer production schedules in response to seasonal changes in energy costs, weather conditions, and strikes and work stoppages. In addition, customers may change their order patterns in response to price changes. During the period prior to the effective date of a price increase, customers tend to buy additional quantities of graphite electrodes at the then lower price, which adds to our sales revenue during that period. During the period following a price increase, customers tend to use those additional quantities before placing further orders, which reduces our sales revenue during that period. Similarly, customers tend to use up their inventories and delay purchases when they expect price reductions. Sales from project related businesses, such as for process technology and furnace linings, are normally lowest in the first quarter and highest in the fourth quarter.

Sales revenue

We generate revenue primarily through the manufacture and sale of carbon and graphite products to customers from several industries, including steelmaking, aluminum production, chemicals, mechanical and systems engineering, automotive and electronics. Our revenue from trading and other sources is not significant.

Our consolidated sales revenue reflects net sales, that is, sales revenue after elimination of intersegment sales. The following table shows the sales revenue of the SGL Group and its year-on-year change on a consolidated basis as well as by business area and geographical region from

Back to Contents

2002 to 2004. After the divesture of the Surface Protection and Plastic Process Technologies businesses we reclassified the remaining Process Technology business into the Graphite Specialties business area and no longer present a Corrosion Protection business area. All prior periods have been adjusted accordingly.

	Year ended December 31

	2004			2003			2002

	(€ in millions	)	(% change)	(€ in millions	)	(% change )	(€ in millions	)
SGL Group consolidated total	926.2		1.1	915.8		(4.3)	957.3

By business area:
Carbon & Graphite	555.5		(0.4)	558.0		1.3	550.7
Graphite Specialties *	235.8		2.5	230.1		(9.2)	253.3
SGL Technologies	133.2		6.6	124.9		(17.0)	150.4
Other	1.7		(39.3)	2.8		(3.4)	2.9

By geographical region:
Germany	133.1		(3.3)	137.6		(3.3)	142.3
Rest of Europe	320.2		4.3	306.9		(6.6)	328.7
North America	250.0		(0.3)	250.7		(7.9)	272.3
Rest of World	222.9		1.0	220.6		3.1	214.0

*	After the sale of the surface protection business , we reclassified the Process Technology business from Corrosion Protection to Graphite Specialties and no longer present the Corrosion Protection business area. All Sales revenue numbers for the years presented have been adjusted to reflect this reclassification.

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

Over the last decade, we have significantly broadened the geographical range of our sales. Although a decline in North American steel production has reduced revenue in that market, consolidation of our Polish subsidiary SGL CARBON Polska S.A (formerly Zaklady Elektrod Weglowych S.A. (ZEW)) in 2001 increased European sales revenue. In 2001 we also increased our revenue in Asia, a trend that we expect will continue over the next five years with the ongoing industrialization of eastern and southeastern Asia. We believe that our broad product portfolio across many industries and the global distribution of our business reduces our exposure to economic cyclicality in any single region or customer industry. In particular, the Graphite Specialties business area’s large number of target industries is more strongly diversified, thereby reducing to some degree exposure to economic slow-down in any one key industry.

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

Back to Contents

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

Research costs

We incur research costs in connection with the development of new materials and compounds for high technology applications, particularly for development of products in the SGL Technologies business area, such as carbon ceramics for the automotive and aviation industries and components for fuel cells. In recent years this expense increased as a percentage of sales revenue through 2001, but decreased in the 2002 and 2003 fiscal years and remained mainly stable in the 2004 fiscal year. We have invested considerable amounts in carbon ceramics technology and commenced production of carbon-ceramic brake discs at our plant in Meitingen, Germany. In 2004 €2.9 million of such costs were capitalized as development expenses. Another principal area of research expense has been the development of a fuel cell components business, which is currently in the research phase. The further development of large-diameter graphite electrodes has contributed significantly to research and development costs in the Carbon and Graphite business area. Research and development costs in the Graphite Specialties business area have been concentrated on the development of highly refined graphite powder for lithium batteries, which are used in notebook computers, mobile telephones and other mobile communication devices.

General and administrative expenses

Our general and administrative expenses comprise personnel and non-personnel costs attributable to the SGL Group’s parent holding company and other administrative centers. These costs include accounting and legal expenses, the cost of professional advisors and pension expense related to personnel in general administration. We also incurred general and administrative expenses in connection with the development of a common management information system and external advisory expenses related to acquisitions, divestments and other corporate projects.

Other operating income (expense) (net)

The major components of other operating income (expense) include insurance payments received, exchange gains and losses from operating activities, gains and losses from sales of property, plant and equipment, bank charges and income and/or loss from additions to and releases of provisions. In addition, until 2003, other operating income (expense) included amortization of goodwill from acquisitions until 2003. Since that time, such goodwill is no longer amortized; see ‘‘–[General Accounting Principles]’’.

Costs relating to antitrust proceedings

We record costs relating to antitrust proceedings as a separate item in our statement of operations. On May 3, 1999 we entered into a plea agreement with the U.S. Department of Justice (DOJ) to conclude the antitrust investigation initiated against us. As a result, we are obligated to pay a fine of US$135 million. As of December 31, 2004, we had paid a total of US$75.25 million. The originally agreed payment schedule for the fine has been extended in agreement with the DOJ, most recently in April 2002; the remaining amount of the fine is scheduled to be paid in installments through March 2007 and bears interest at the federal judgment interest rate from June 2004, which is currently approximately 2% per annum. See ‘‘–Liquidity and capital resources.’’ SGL assumed payment of the fine of US$10 million levied by the DOJ against Robert J. Koehler, the chairman of

Back to Contents

our Board of Management; this fine has been paid in full. We have been able to settle most of the civil cases alleging damages from the pricing agreements upon which the DOJ’s investigation was based. See ‘‘Business Description – Legal proceedings – Civil lawsuits resulting from antitrust violations.’’ We believe that we will also be able to reach economically reasonable settlements in the civil lawsuits still pending. On July 18, 2000 we entered into a plea agreement with the Canadian competition authorities to conclude the antitrust investigation initiated against us and agreed to pay a fine of C$12.5 million. We have paid C$9.5 million of this amount; the remaining C$3.0 million is scheduled to be paid in October 2005.

In mid-July 2001, the European Commission imposed a fine on SGL of €80.2 million for violation of competition laws in the graphite electrodes market. We believe that the amount of this fine is unjustified. In particular, we believe that the European Commission is assessing fines twice for the relevant violations. We have filed an appeal against the European Commission’s decision before the European Court of First Instance. Payment of the fine has been suspended pending final judgment. In April, the European Court of First Instance reduced the fine imposed in 2001 in the graphite electrode proceedings from €80.2 million to €69.1 million. Since the judgment of the European Court of First Instance failed to address either the censured gross procedural errors or the internationally recognized prohibition against double jeopardy, we have filed an appeal to the European Court of Second Instance. We posted a security for payment of the contested amount of the fine.

In December 2002 the European Commission imposed a fine of €27.75 million against SGL in connection with the Commission’s investigation of anticompetitive activities by companies in the graphite industry in the graphite specialties market during the 1990s. We believe this fine is unjustified and have filed an appeal before the European Court of First Instance.

On December 3, 2003 the European Commission imposed a fine of €23.6 million against SGL in a further competition proceeding in the area ‘‘electrical and mechanical carbon and graphite products.’’ We have appealed the amount of this fine before the European Court of First Instance. See ‘‘Business Description – Legal proceedings – Antitrust proceedings.’’ We increased provisions by €35.0 million in the 2001 fiscal year, by €22.0 million in the 2002 fiscal year and by a further €19.5 million in the 2003 fiscal year, primarily to increase our reserve for fines imposed by the European competition authorities. Until such date as they may be paid, the amounts of these fines bear interest at an annual rate of 3.50% to 6.04% . Our Board of Management believes that the total of these provisions, which are significantly below the €120.5 million aggregate amount of fines, are sufficient as of December 31, 2004 to cover any potential liabilities that could arise from these antitrust proceedings.

See ‘‘Business Description – Legal Proceedings,’’ ‘‘Liquidity and Capital Resources – Overview of Bank Debt and Cash Flows’’ and ‘‘Risk Factors – We are party to several antitrust proceedings.’’

Restructuring expenses

We present restructuring expenses separately in our statement of operations. These expenses include plant closure costs, expenses for workforce reduction and extraordinary amortization and depreciation of plant, equipment and inventory.

Net financing costs

Our financial result comprises interest expense and interest income as well as other financing costs, including the non-cash currency impact of antitrust liabilities and other non-cash financing costs. Interest expense includes, among other things, interest expense on loans, the interest component of appropriations to pension provisions and accrued interest on liabilities from antitrust proceedings. When the DOJ imposed a fine on SGL in connection with an antitrust investigation in 1999, we discounted the resulting antitrust fine to its present value and recorded this amount as a liability on our balance sheet using an interest rate of 4%. In each succeeding reporting period, we have recalculated the present value of this liability, which has resulted in a regular interest expense from the discounting of the liability. In the first half of 2002, we agreed to an amended fine payment schedule with the DOJ. This amended payment schedule resulted in a one-time reduction in our net financing costs due to a reduction in the present value of the outstanding antitrust liability.

Back to Contents

Because the antitrust liability is denominated in dollars, changes in the euro/dollar exchange rate from period to period may give rise to translation effects on our balance sheet. To reduce the resulting exposure to currency exchange rates, we hedged the antitrust liability. However, we retain exposure to non-cash adjustments in the amount of the remaining antitrust liability. We record these non-cash adjustments under other financial results at the end of each reporting period. We also included an accrued interest portion for the EU fines starting in 2003. This is reflected in a separate line within the net interest result. As a result of the financing of payments related to antitrust proceedings, the funding of our brake disc and fuel cell component businesses and the acquisition of the KCH group (a major part of the former SGL Acotec Group) and ZEW (now SGL CARBON Polska S.A.), our interest expense has increased significantly in recent years. We expect that our net interest expense has reached its highest level in 2004 due to the new financing completed in February 2004. We successfully managed throughout 2004 to reduce our financial debt and expect to lower financial debt also in 2005 and following years, which will lower the interest burden. Increasing interest rates may increase our interest expense since part of our financial debt is subject to variable interest rates.

Income tax benefit (expense)

Tax expenses include current and deferred income tax expenses. Our income tax expense reflects income tax liabilities in respect of pre-tax earnings from our consolidated group companies, which cannot offset these earnings against existing tax loss carryforwards or other tax credits. Deferred tax benefits and expense result from the capitalization of deferred taxes or the revaluation of capitalized deferred tax assets that arose from tax loss carry-forwards as well as from temporary differences between the carrying amounts of assets and liabilities in financial statements prepared under IFRS as compared to the amounts prepared under local tax accounting rules (calculated by the balance sheet liability method). In 2004 and 2003 deferred tax assets from tax loss carry-forwards were uniformly recognized on the basis of a four-year and five-year, respectively, operational rolling projection at the level of individual consolidated subsidiaries or on the level of tax groups. These projections take into account uncertainties about certain planning assumptions and other underlying conditions.

Based on the improvements of our businesses and taxable results in our business in the United States for 2004 and 2003, we recognized a portion of the existing loss carry-forwards and capitalized deferred tax assets amounting to €20.1 and €10.0 million, respectively.

During 2004, we were only able to capitalize part of the tax loss carry-forwards that arose in Germany in 2004 due to our refinancing and the sale of our surface protection business. This development was primarily attributable to the amount of our tax loss carry-forwards exceeding, the expected taxable income in the German tax group for the next four years and the recent regulations concerning minimum taxation, which came into effect in 2004. A comprehensive tax optimization program has been agreed upon and will be implemented shortly.

Until fiscal year 2000, the German Corporation Tax Act provided for an imputation system with split tax rates for German corporations. At the time a German corporation distributed a dividend, the corporation tax payable by the distributing company with respect to such dividend was generally reduced. German-domiciled shareholders entitled to offset corporation tax were generally able to claim a tax credit relating to the corporation tax originally paid by the distributing company. Since the 2001 fiscal year, German corporations are generally subject to German corporation tax at a single rate of 25% for distributed and retained profits together with a solidarity surcharge of 5.5% on the corporation tax, for a total rate 26.38% . For the 2003 assessment period only, the single corporation tax rate is 26.5% together with a solidarity surcharge of 5.5% on the corporation tax, for a total rate of 27.96% .

German corporations are also subject to a trade tax. The amount of trade tax due depends on the municipalities in which the corporation does business. Currently, the trade tax generally amounts to approximately 15%-20% of the taxable earnings, depending on the rate charged by the municipality. In calculating the corporation’s income subject to the corporation tax, the amount of the trade tax is currently deductible.

Since January 1, 2004, German tax law imposes a so-called minimum taxation (Mindestbesteuerung) in case of existing tax losses carried forward, a tax of 5% of the domestic

Back to Contents

dividend income and gains on disposition of corporations for purposes of corporate and trade tax as well as a tightening of debt financing in cases where guarantees are provided by major shareholders. Due to changes in the German tax legislation, generally only 60% of tax loss carry-forwards may offset current year annual income. Losses up to an amount of €1 million can be completely deducted from corporation income tax as well as from trade tax. The newly enacted legislation is applicable beginning with the tax assessment year 2004. These changes as well as potential future changes with respect to tax loss carry-forwards, or a denial of the deductibility of certain expenses, could lead to material tax payments for SGL Group companies in Germany from 2004 onwards and significantly impair our deferred tax assets. In addition, deferred tax assets related to German tax loss carryforwards could be impaired if the German tax group companies, generating these loss carry-forwards, fail to generate sufficient taxable income in the future.

Operating Results

The following table shows our consolidated statements of operations for the 2002, 2003 and 2004 fiscal years.

	Year ended December 31

	2004		2003		2002

	(€ in millions)	(% change)	(€ in millions)	(% change)	(€ in millions)
Sales revenue	926.2	1.1	915.8	(4.3)	957.3
Cost of sales	(663.4)	(2.6)	(680.8)	(8.5)	(744.2)

Gross profit	262.8	11.8	235.0	10.3	213.1
Selling expenses	(113.9)	(6.5)	(121.8)	3.1	(118.1)
Research costs	(19.2)	1.1	(19.0)	(21.2)	(24.1)
General and administrative expenses	(42.3)	14.9	(36.8)	(4.7)	(38.6)
Other operating income (net)	(2.2)	120.0	(1.0)	(126.3)	3.8

Profit from operations before costs relating to
antitrust proceedings and restructuring, net .	85.2	51.1	56.4	56.2	36.1
Costs relating to antitrust proceedings	0.0	—	(19.5)	(11.4)	(22.0)
Restructuring expenses	(19.7)	109.6	(9.4)	95.8	(4.8)

Profit from operations	65.5	138.2	27.5	195.7	9.3
Net financing costs	(60.5)	(19.3)	(75.0)	171.7	(27.6)

Profit / loss before tax	5.0	(110.5)	(47.5)	159.6	(18.3)
Income tax benefit (expense)	(1.2)	(106.4)	18.8	—	(0.3)

Net loss before minority interests	3.8	(113.2)	(28.7)	54.3	(18.6)
Minority interests	0.0	—	(0.1)	—	0.0

Discontinued operations	(85.5)	297.7	(21.5)	330.0	(5.0)

Net loss	(81.7)	62.4	(50.3)	113.1	(23.6)

Back to Contents

The following table shows selected consolidated statement of operations data for expressed as a percentage of total sales revenue:

	Year ended December 31,

	2004 (%)	2003 (%)	2002 (%)

Sales revenue	100.0	100.0	100.0
Cost of sales	(71.6)	(74.3)	(77.7)

Gross profit	28.4	25.7	22.3
Selling, research and development, general administration and
other operating expenses, net	(19.2)	(19.5)	(18.5)
Costs relating to antitrust proceedings and restructuring
expenses	(2.1)	(3.2)	(2.8)

Profit from operations	7.1	3.0	1.0
Result of investments and other financial result	(1.1)	(2.8)	0.9
Net financing costs	(5.4)	(5.4)	(3.8)
Income taxes	(0.1)	2.1	0.0

Net Profit / loss (includes minority interests)	0.4	(3.1)	(1.9)

Discontinued operations	(9.2)	(2.4)	(0.6)

Net loss attributable to shareholders	(8.8)	(5.5)	(2.5)

2004 Compared to 2003

Overview

The fiscal year 2004 report is characterized by the following major topics: The successful completion of our refinancing in February 2004, the divestiture of our surface protection business in January 2005, favorable development in most of our customer industries and the ongoing efforts to restructure and streamline our cost base. Profit from operations after restructuring considerably improved by 39% from €47.0 million in 2003 to €65.5 million in 2004.

In February 2004, we successfully concluded arrangements for the refinancing package for the Group in the total amount of €866 million. The three pillars of this refinancing package – a capital increase resulting in gross proceeds of €266 million, senior subordinated notes amounting to €270 million and syndicated loans including credit lines and guarantees totaling €330 million – fundamentally improved our balance sheet structure and secured the Company‘s long term liquidity. As a result, the equity ratio rose from 9.4 % at the end of 2003 to 21.4 % as of December 31, 2004. Our net financial liabilities were considerably reduced from €448.4 million at 2003 year-end to €321.2 million as of December 31, 2004. Further on our debt maturity profile has been substantially extended into medium- and long-term financial liabilities.

On January 6, 2005, we completed the sale of our interest in SGL Acotec GmbH, which had conducted our Surface Protection and Plastic Process Technology Business, to the Munich/Germany-based ADCURAM Industriekapital AG. This financial investor, specializing in the acquisition of medium-sized companies, took over approximately 1,400 employees as well as assets and liabilities – including pension obligations totaling approximately €30 million (including non-consolidated companies). No assurances were made to ADCURAM within the framework of the sale that could become a material burden to the SGL CARBON Group in the future. Since the surface protection business generated a net loss of €(20.9) million in 2004 (2003: €(21.5) million), this portfolio restructuring will have a favorable impact on the future development of income and cash flow for the continuing operations. Besides the period loss, the divestiture resulted in a €(64.6) million non-cash write down of the carrying amount in the consolidated financial statements presented here. The surface protection business is shown as a discontinued operation for the fiscal year under review.

Back to Contents

Previous years have been reclassified accordingly. The remaining profitable process technology business of our former Corrosion Protection business area will be integrated within the Graphite Specialties business area. In view of this, the figures reported for the Graphite Specialties business area for the reporting year as well as for the previous fiscal years have been accordingly restated.

     The improvement of the world economic situation resulted in a favorable development in most of our customer industries. Our Carbon and Graphite business area benefited in particular from the upswing in the steel industry, which enjoyed an exceptionally good year in 2004. The Graphite Specialties and SGL Technologies business areas participated in the growth of the engineering, electrical engineering, and aviation industries. Investment activity in the chemical industry continued to be restrained in the first half of 2004, but gained momentum at year-end. The market environment in the semiconductor sector improved considerably, although the favorable trend weakened towards the end of 2004.

     In 2004, our ongoing efforts to restructure and streamline our cost base resulted in total restructuring expenses for our continiuing operations of €19.7 million (2003: €9.4 million) and generated gross savings of €36 million. The half of the incurred restructuring expenses are related to our established and planned savings programs. Our restructuring and cost saving activities focused on additional steps to increase efficiency and productivity at our locations in Italy, Poland and the U.K. The number of our employees in continuing operations decreased by 299 to 5,109 at the year-end 2004. These measures also included the expenses for the newly established cost reduction program in our administrative functions, which is expected to generate overall annual savings of approximately €11 million starting fiscal year 2006. Non-recurring expenditures are scheduled to amount to approximately €5 to €6 million during fiscal year 2005. The remaining second half of our 2004 restructuring expenses primarily relate to non-cash write-downs with regard to the planned or completed sale of the already closed-down locations in Hillsboro, Oregon and Niagara Falls, New York, in the U.S.. These restructuring expenses also included the expenses recorded at fiscal year-end, for the resignation by mutual agreement of Dr. Klaus Warning from his Board of Management mandate.

     Profit from operations after restructuring increased considerably by 39% from €47.0 million in 2003 to €65.5 million in 2004. All three business areas of the continuing operations contributed to this improvement. Beside favorable developments of prices and volume, mainly the savings generated by the Group-wide improvement initiative SGL Excellence and the newly established improvement program within administrative functions named SGL Ten were contributing to the growth in earnings. The Carbon and Graphite as well as the Graphite Specialties business areas generated remarkable profit increases. Due to additional preparatory work for new projects, contrary to our original projection, the loss of SGL Technologies was reduced only by approximately 25%.

Continuing operations
Sales revenue

     Consolidated sales revenue increased by 1.1% from €915.8 million to €926.2 million in 2004. Currency exchange rate fluctuations had a negative impact of approximately 5%. Adjusting for these currency effects sales revenue increased by 6% in 2004 compared to 2003. Major driver for this development was the turnaround of the steel and semiconductor industries, where we were able to increase both volume and prices.

     The sales revenue structure of our Business Areas correspondingly changed. Sales revenue of CG totaling €555.5 million was at around the previous years level of €558.0 million. GS (including business of process technology) raised its sales revenue from €230.1 million to €235.8 million. SGL T generated an increase in sales from €124.9 million to €133.2 million.

     The regional sales revenue structure during fiscal year 2004 remained largly unchanged from 2003: Germany 14%, other European countries 35%, North America 27%, rest of the world 24%.

     The Carbon and Graphite business area sales revenue totaled €555.5 million, nearly unchanged from previous year sales revenue of €558.0 million. For the core product graphite electrodes negative exchange rate effects were more than compensated for by volume and price increases. Sales volume of graphite electrodes further rose by 3% over the previous year to 209,000 tons (2003: 202,000 tons). Besides the economic upswing in the steel industry, especially in East Asia and North America, also

Back to Contents

the structural changes in the graphite industry as a result from the insolvency of two smaller competitors in 2003 contributed to this demand development. During 2004 our production capacities were almost fully utilized throughout the year. The average prices in euros for graphite electrodes remained at the previous years level due to the impact of the strong euro exchange rate. In local currencies, in 2004 the respective average prices rose by 14% in U.S. dollar regions and by 1% in the euro region. The ongoing lack of new projects in the aluminum industry, the decline in demand in the silicon metal industry and US dollar translation effects negatively impacted sales revenue from cathodes and carbon electrodes, which further declined by 21% to €86.4 million in 2004 (2003: €109.1 million). Sales revenue from furnace linings increased to €24.3 million (2003: €20.1 million).

     The Graphite Specialties business area (including process technology business) sales revenue increased by 2.5% from €230.1 million in 2003 to €235.8 million in 2004. The traditional GS businesses gained from the economic upswing in the key markets semiconductors, engineering, and plant engineering. Heavy demand for high performance batteries and products for the solar power industry contributed to the increase in sales from €174.3 million in 2003 to €189.3 million in 2004, an increase of almost 9%. Combined sales for GS rose by 3%, whereas the growth after adjusting for currency changes reached 5%. The process technology business, which focus primarily on the manufacture of heat exchangers, contributed €46.5 million in 2004 a decline of €(9.2) million compared to record sales revenues of this business of €55.8 million in 2003. High sales revenues in 2003 were primarily attributable to the business cyclical nature of large multi-year orders.

     The SGL Technologies business sales revenue increased by 6% – despite considerable negative exchange rate flucturations – from €124.9 million in 2003 to €133.2 million in 2004. Major drivers for this development resulted from the increasing demand for fibers and carbon-ceramic brake discs. After adjusting for currency changes, 13% growth in sales revenues would have been realized. Approximately 60% of the business area’s revenues are invoiced in U.S. dollars, which in 2004 again declined significantly in value against the euro.

Cost of sales and gross profit

     Consolidated costs of sales decreased by 3% from €680.8 million in 2003 to €663.4 million in 2004. Despite higher sales our raw material costs, mainly petroleum coke and energy remained almost unchanged at €192.8 million in 2004 compared to €192.3 million in 2003. This is primarily the result of exchange rate changes, as we pay for petroleum coke exclusively in U.S. dollars. Total cost of materials, which also includes the cost of purchased services, increased from €245.8 million in 2003 to €271.9 million in 2004. This is mainly related to additional services rendered in connection with the maintenance of our buildings, machinery and equipment. Overall staff costs also slightly increased from €279.7 million in 2003 to €281.4 million in 2004. While direct wages and salaries cecreased by €5.8 million year-on-year due to the restructuring efforts, costs for social contribution, retirement and other benefits increased by €7.5 million mainly due to higher accrued bonus provisions in 2004 compared to 2003.

     Gross profit increased by €27.8 million or 12% from €235.0 million in 2003 to €262.8 million in 2004. Our gross profit margin on sales, which we define as sales revenue less cost of sales divided by sales revenue increased from 25.7% to 28.4% . Besides positive price and volume developments in all three business areas, also the ongoing optimization and restructuring efforts contributed to this improvement.

Selling expenses, research costs, general and administrative expenses, other operating expense (net)

     Our selling expenses decreased by more than 6% from €121.8 million in 2003 to €113.9 million in 2004. This decrease is mainly due to reductions in the sales staff expenses, lower commission expenses and the continuous improvements in our supply chain management. In addition we recorded valuation allowances for receivables from Canada, Switzerland and other countries in an amount of €4.6 million as selling expenses in 2003. Research and development costs remained stable at €19.2 million in 2004 compared to €19.0 million in 2003. General and administrative expenses rose from €36.8 million in 2003 to €42.3 million in 2004. This increase was mainly the result of higher provisions for variable remuneration components as well as the first-time amortization of the capitalized cost incurred for the implementation of our newly established Group-wide IT platform. Net other operating income and expense was €(2.2) million in 2004 compared to €(1.0) million in

Back to Contents

2003. The difference is mainly made up by the missing income from the sale of our former electrical contact business, sale of other non-current assets of €4.0 million and the amortization of negative goodwill of €2.7 million in 2003. Offsetting the missing 2003 effects was the amortization of positive goodwill, in the amount of €5.4 million, not being recorded in 2004 as we adopted IFRS 3 as of January 1, 2004.

Costs relating to antitrust proceedings and restructuring expenses

     In 2004 no further expenses relating to antitrust proceedings had to be recorded. The expenses in 2003 were primarily attributable to an increase in provisions resulting from the €23.6 million fine imposed by the European antitrust authority in fiscal year 2003.

     Total restructuring expenses increased from €9.4 million in 2003 to €19.7 million in 2004 and generated gross savings of €36 million. Half of our incurred restructuring expenses are related to our established and planned savings programs. Activity focused on additional steps to increase efficiency and productivity at our locations in Italy, Poland and the U.K. The number of our employees in continuing operations decreased by 299 to 5,109 at the year-end 2004. These cost-cutting measures also included the expenses for the newly established cost reduction program in our administrative functions, which is expected to generate overall annual savings of approximately €11 million starting fiscal year 2006. Non-recurring expenditures are scheduled to amount to approximately €5 to €6 million during fiscal year 2005. The remaining second half of our 2004 restructuring expenses primarily relates to non-cash write-downs with regard to the planned or completed sale of the already closed-down locations in Hillsboro, Oregon and Niagara Falls, New York, in the U.S., These restructuring expenses also included the expenses, which were recorded at fiscal year-end, for the resignation by mutual agreement of Dr. Klaus Warning from his Board of Management mandate.

     We incurred the following restructuring expenses by business area : CG business area with €8.4 million (2003: €3.7 million) attributable to expenses for headcount reduction and asset write downs in Poland, Italy, Germany and Spain; GS business area with €1.6 million (2003: €3.7 million) largely the result of the partial closure of a plant in the U.K.; SGL Technologies business area with €1.4 million (2003: €1.8 million) in relation to write-down of assets in the U.S.; and other expenses recorded within corporate costs totaling €8.3 million (2003: €0.2 million) mainly in connection with the planned or completed sale of two U.S. locations (€4.9 million) and expenses in connection with the resignation of a member of the Board of Management (€1.7 million).

Profit (loss) from operations

     Profit from operations after restructuring increased by 39% from €47.0 million in 2003 to €65.5 million in 2004. All three business areas of the continuing operations contributed to this improvement. In addition to favorable developments of prices and volume, mainly the savings generated by the Group-wide improvement initiative SGL Excellence and the newly established improvement program for administrative functions named SGL Ten were the main factors contributing to the growth in earnings. Total gross savings of approximately €36 million were realized during 2004. After deducting the restructuring expenses of €19.7 million net savings totaled €16 million.

     Profit from operations before restructuring expenses in the Carbon and Graphite business area increased by 42% from €69.2 million in 2003 to €98.1 million in 2004, with the return on sales increasing from 12% to nearly 18%. This increase was attributable largely not only to price and volume effects, but also to cost reductions within the SGL Excellence efficiency-enhancing program as well. Restructuring expenses for headcount reductions within the framework of our ongoing optimization as well as depreciation of installations in Italy and Poland of €8.4 million contrasted with savings of approximately €25 million during fiscal year 2004. On balance, the net cost reductions thereby amounted to approximately €17 million. The cost per metric ton of graphite electrodes produced was cut by approximately 9% in 2004. The operating profit after restructuring expenses of this Business Area improved by 37% to €89.7 million (2003: €65.5 million).

     In the Graphite Specialties business area (including the process technologies business) the profit from operations before restructuring expenses increased from €16.1 million in 2003 to €16.8 million in 2004 due to marked volume growth, significant cost reductions, and structural changes. Calculated on a comparable basis (adjusted for special impacts in 2003), profit from operations more than doubled,

Back to Contents

rising from €7.3 million in 2003 to €16.8 million in 2004. Special effects on the 2003 profit are attributable to the invoicing of one large process technology project that had generated an additional €6 million profit contribution in 2003 and the sale of the electrical contact business that had generated additional income of around €2.8 million in fiscal year 2003. Beside the cost reduction measures initiated under the SGL Excellence program, further restructuring initiatives generated overall savings of approximately €8 million in 2004. These savings were partially offset by expenses of €1.6 million resulting from the shutdown of machining capacities in the U.K. and the transfer of these activities to locations in Poland and Germany. Profit from operations after restructuring expenses increased by 22.6% from €12.4 million in 2003 to €15.2 million in 2004.

In the SGL Technologies business area, the loss from operations before restructuring expenses decreased by 26.3% from €(11.8) million in 2003 to €(8.7) million in 2004. In 2004 most areas of SGL T – with the exception of the brake discs segment – realized improved earnings in line with original projections. The primary reason for the business area’s continued losses was the expenses incurred in connection with customary preparatory work for new projects in the civilian and military aerospace industries, which will not generate income before 2005 or 2006. One example of such projects is a large order for the Airbus 380. We also incurred additional start-up costs for our carbon-ceramic brake discs, primarily in connection with the expected accelerated transformation of the pilot plant for carbon-ceramic brake discs at our Meitingen location to large-scale production. These costs include expenses for process and quality development and for production plant planning and design, with a total amount of €3 million in development costs being capitalized. As part of the SGL Excellence program, we reduced costs by approximately €3 million in 2004. Expenses for restructuring measures resulted from non-cash corrections in carrying amounts in the United States totaling €1.4 million. After restructuring expenses, the loss from operations in the SGL T business area was €(10.1) million in 2004, compared to €(13.6) million in 2003.

Net financing costs

The net financing costs of our continuing operations decreased from €(75.0) million in 2003 to €(60.5) million in 2004. The improvement in the net financing costs is primarily attributable to the costs of the former refinancing package totaling €16.1 million, which had been recorded entirely to expenses in fiscal year 2003. A total of €3.8 million was expensed during the fiscal year for the successfully completed new refinancing in 2004. IFRS provisions require that we expense the 2004 cash costs of our corporate bond issue as well as of the new syndicated credit and guarantee lines, in line with the individual terms of the instruments. Interest on borrowings and other interest expenses increased by €8.1 million to €34.8 million in 2004 (2003: €26.7 million). This development was primarily attributable to the rise in the average interest rate from 4.7% in 2003 to 6.3% in 2004 in connection with the corporate bond component of the refinancing package, which pays 8.5% interest. Foreign currency valuation and foreign currency exchange rate hedging of liabilities arising from antitrust proceedings entailed non-cash expenses of €2.7 million in 2004 (previous year: non-cash income of €0.2 million). The expenses resulted from updated market forecasts affecting the measurement of hedging instruments.

Income taxes

The income tax expense for fiscal year 2004 resulted from tax expenses of foreign subsidiaries which could not utilize the tax loss carry-forwards of other subsidiaries. The partial capitalization of deferred tax assets for loss carry-forwards in the United States and in Germany could only partly compensate the current income tax expense. During 2004, the group only recognized in part the high, tax-deductible losses that resulted in Germany from the refinancing measures as well as the sale of the surface protection business. This was largely attributable to the amount of our tax loss carry-forwards, which are usable without restriction, exceeding the expected income resulting from the tax pooling of interests agreement in Germany over the next four years, and to the recently enacted tax legislation concerning minimum taxation rules. A comprehensive tax optimization program has been agreed and will be implemented during 2005.

Net income from continuing operations

Net income from continuing operations increased by €32.6 million to €3.8 million in 2004 (2003: €(28.8) million).

Back to Contents

Net loss from discontinued operations

In the consolidated statements of operations, we reclassified the surface protection business as a discontinued operation for 2004 and for the previous years. For the fiscal year 2004, surface protection posted a net loss of €(85.5) million. This loss was comprised by a write-down of assets of €(58.5) million, the cumulated loss for the year of €(20.9) million (2003: €(21.5) million) and booked cost accruals and provisions in connection with the saleof the surface protection activities amounting to €(6.1) million by the end of 2004.

Net loss

Overall, our consolidated net loss for the year increased to €(81.7) million (2003: €(50.3) million). Earnings per share reached €(1.57) (previous year: €(2.27)) .

2003 Compared to 2002

Overview

Fiscal year 2003 was driven by a weak economic environment, a substantial decrease in value of the U.S. dollar against the euro, substantially improved profit from operations compared to 2002, a third fine imposed on us from the European antitrust authorities and a nearly tripling of financing costs due to one-time effects.

For the following discussion we also differentiate between continuing and discontinued operations. We reclassified the divested surface protection and plastic process technology business into discontinued operations and show the aggregate results at the end of this comparison.

The weak economic environment mainly affected our customer industries in the Graphite Specialties and SGL Technologies business areas. One result was a further drop in capital spending in key sectors such as the chemical industry and mechanical and plant engineering. Demand in the electronics and aviation industries and in semiconductors remained at its previous low levels. In contrast, global steel production continued to recover compared to 2002, with electro-steel accounting for an estimated 33% of production. This was primarily due to continued strong demand for and production of steel in China, as well as to the ongoing recovery of the U.S. steel industry. Our Carbon and Graphite business benefited by the insolvencies of one of our German competitors and of a smaller competitor in the US. We were able to gain more than many of our competitors from this reduction in supply, increasing our market share year-to-year in the US in particular. Nevertheless sales revenue fell by 4% from €957.3 million in 2002 to €915.8 million in 2003.

The U.S. dollar’s substantial decrease in value against the euro of nearly 20% (annual average rate: $1.131/ €in 2003 compared to $0.945/ €in 2002) negatively impacted consolidated sales revenue by around €83 million; after adjusting for currency exchange rate effects, however, our sales revenue rose by 4%.

Profit from operations before costs relating to antitrust proceedings and restructuring expenses increased from €36.1 million in 2002 to €56.4 million in 2003, an increase of 56%. The primary reasons for this increase were the systematic cost-cutting programs that are part of our restructuring measures and our Group-wide improvement initiative, SGL Excellence, that accounted for savings of more than €24 million. The sale of our electrical contacts business also had a positive effect. However, the sharp rise of the euro against the U.S. dollar, the Polish zloty and British pound sterling negatively impacted our profit from operations by around €18 million. Special factors such as additional certification costs for the carbon fibers we produce in-house as part of our brake disc production activities as well as higher-than-expected program costs for new projects for the U.S. aerospace industry negatively impacted profit from operations by €4 million.

As part of its investigation into anti-competitive behavior in the graphite industry, which has been running since 1997, the European Commission imposed a third fine of €23.6 million on SGL Carbon AG in December 2003. This relates to ‘‘electrical and mechanical carbon and graphite products’’. We do not believe that this fine is justified and have appealed against the decision with the European Court. In this context, we have increased the existing antitrust provisions by €19.5 million as a precautionary measure. This figure also includes appropriate provisions for legal costs.

Back to Contents

Net financing costs in 2003 amounted to €75.0 million, compared to €27.6 million in 2002. Higher net financing costs were primarily due to the costs of the refinancing measures implemented at the end of 2002. These were fully expensed in 2003 with a total amount of €16.1 million, as the new refinancing package put in place by beginning of February 2004 had already been successfully implemented at the time the consolidated financial statements for 2003 were being prepared. The non-cash accrued interest on liabilities from the North American antitrust proceedings increased costs by an additional €6 million. In 2002 the rescheduling of the payment plan had led to a positive one-time contribution of €3 million. At the end of 2003, we accrued the interest potentially payable in connection with the European antitrust fines for the first time. Exchange rate effects relating to our North American antitrust liabilities and associated hedging activities resulted in income of €0.2 million during 2003 (2002: €4.5 million). The increase in other net financing costs is mainly due to the one-time gain in 2002 from the release of the fair value of an option in that year. In contrast, the interest on borrowings remained at the prior-year level of around €27 million. Higher average annual financial liabilities and a slightly higher average interest rate of 4.7% in 2003(2002: 4.4%) were offset by the non-recurrence of interest charges on receivables sold in 2002.

Continuing operations

Sales revenue

Our consolidated sales revenue fell by €41.5 million or more than 4% year-on-year to €915.8 million. The U.S. dollar’s dramatic slide against the euro of nearly 20% (annual average rate: $1.131/1 €in 2003 compared to $0.945/1 €in 2002) negatively impacted consolidated sales revenue across all business areas by around €83 million or approximately (9%). Adjusting for currency effects and structural changes (sale of electrical contact business and first time consolidation of our Polish subsidiary SGL Angraph Sp. Z.o.o.), revenue on a comparable basis grew by 4%. This was primarily the result of significant increases in volume of graphite electrodes sold in our Carbon and Graphite business area. In contrary, weak demand at SGL Technologies business area was hitting sales revenue by roughly €10 million.

The Carbon and Graphite business area sales revenue totaled €558.0 million in 2003, up 1% from 2002. The positive volume effects for graphite electrodes more than made up for lower revenues resulting from unfavorable exchange rates. The volume of graphite electrodes sales increased by 17% to 202,000 tons (2002: 173,000 tons), which resulted in a full capacity utilization in 2003. The higher sales volume of graphite electrodes was in particular the result of the insolvency of two smaller competitors in 2003 representing approx. 5% of annual global capacity. The average price in euros for graphite electrodes continued to fall due to the exchange rate effects. However, we were able to increase our average prices in local currencies for 2003 by 2% in the euro region and 7% in U.S. dollar region as against their low in the fourth quarter of 2002. The lack of new projects in the aluminum industry, the decline in demand in the silicon metal industry and U.S. dollar translation effects negatively impacted sales revenue from cathodes and carbon electrodes, which declined by 18% to €109.1 million in 2003. In contrast, our sales revenue from furnace linings reached €20.1 million for the first time (2002: €13.8 million).

The Graphite Specialties business area (including the process technology business) accounted for approximately 25% of our total sales revenue from continuing operations in 2003. It declined by 9% year-on-year to €230.1 million in 2003 due to the ongoing economic weakness in our customer industries (semiconductor technology, metals, chemicals, and mechanical and plant engineering), the sale of our electrical contacts business and the weakness of the U.S. dollar.

In 2003, SGL Technologies’ sales revenue fell by 17% to €124.9 million. The primary reason for this decrease apart from lower demand in the fiber area caused by cyclical effects was the weak U.S. dollar: SGL Technologies generates and invoices around 60% of its sales revenue in the dollar zone. The drop in orders from the civil aviation sector due to economic uncertainties also impacted sales revenue in 2003.

Cost of sales and gross profit

Consolidated costs of sales decreased by 9% from €744.2 million in 2002 to €680.8 million in 2003. Raw material costs, mainly petroleum coke and energy decreased by 8% from €208.9 million in 2002 to €192.3 million in 2003, primarily as a result of exchange rate changes, as we pay for

Back to Contents

petroleum coke exclusively in US dollars. Total material expenses decreased by 2% from €252.0 million in 2002 to €245.8 million in 2003. Personnel expenses decreased by 4% during 2003 to €279.7 million primarily due to our reduction in headcount. Gross profit increased by €21.9 million to €235.0 million, 10% above 2002 figure of €213.1 million, and the gross profit margin on sales, which we define as sales revenue less cost of sales divided by sales revenue increased from 22.3% in 2002 to 25.7% in 2003. The main driver behind the increase in gross profit was the continued success of our cost-cutting programs. In addition volume developments in the CG Business Area also had a positive effect. However, the rise of the euro and continuing weak demand in main customer industries had a negative impact.

Selling expenses, research costs, general and administrative expenses, other operating income (net)

     Our selling expenses increased by 3% from €118.1 million in 2002 to €121.8 million in 2003. This increase was due to the substantial increase in shipments of graphite electrodes. The cost of transporting graphite electrodes, which is determined in weight, exceeded the decrease in freight costs in the other business areas. In addition we recorded adjustments for receivables from Canada, Switzerland and other countries in an amount of €4.6 million as selling expenses. In contrast, we reduced our research and development costs as planned by 21% from €24.1 million in 2002 to €19.0 million in 2003 following the completion of the development of our carbon-ceramic brake discs and the start of operations at our new brake disc production facility in Meitingen. General and administrative expenses were also down €1.8 million (5%) from €38.6 million to €36.8 million. The savings in 2003 are primarily related to a reduction in variable remuneration components and lower costs at Group companies in the United Kingdom and North America resulting from exchange rate effects. Net other operating income and expense was €(1.0) million in 2003 compared to €3.8 million in 2002. This difference was mainly due to the drop in income from the release of provisions and insurance payments received in 2002. Included in the net operating income in 2003 is the income from the sale of electrical contact business in Europe and other non-current assets of €4.0 million in total and the amortization of negative goodwill of €2.7 million.

Restructuring expenses and costs relating to antitrust proceedings

     Restructuring expenses increased from €4.8 million in 2002 to €9.4 million in 2003 due to our ongoing restructuring efforts. Our main focus was on measures for improving efficiency and productivity at our sites in France, Italy, Poland and Germany. In the course of these activities, we had to reduce our total headcount by 266 to 5,408. In addition to this, we entered into 44 new partial early retirement contracts in Germany. While these increased provisions in the year under review, they will reduce our costs going forward.

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

Profit (loss) from operations

     Our consolidated profit from continuing operations increased from €9.3 million in 2002 to €27.5 million in 2003. The systematic cost-cutting programs being continued as part of our restructuring measures and our Group-wide improvement initiative, SGL Excellence, made a substantial contribution to this improved income situation, accounting for savings of around €24 million. The sale of our electrical contacts business and the first time consolidation of our Polish graphite specialty subsidiary Angraph also had a positive effect. However, the sharp rise of the euro against the US dollar, the Polish zloty and British pound sterling negatively impacted profit from operations by around A18 million. Special factors such as additional certification costs for the carbon fibers we produce in-house as part of our brake disc production activities as well as

Back to Contents

higher-than-expected program costs for new projects for the U.S. aerospace and defense industry negatively impacted profit from operations by €4 million.

     Profit from operations before restructuring expenses for the Carbon and Graphite Business area increased by almost 27% from €54.6 million in 2002 to €69.2 million in 2003, primarily due to our cost-cutting measures and the substantial increase in the volume of graphite electrodes sold. These factors more than compensated for the effects of the rise of the euro, which reduced earnings by around €18 million, for valuation allowances on customer receivables amounting to €4.6 million and a decline in the volumes of cathodes and carbon electrodes sold. After restructuring expenses, profit from operations amounted to €65.5 million. The restructuring expenses were related to headcount reductions in Poland and Italy, as well as to the conclusion of partial early retirement contracts with employees at our German sites.

     Before restructuring expenses, Graphite Specialties’ profit from operations (including process technologies) increased from €10.1 million in 2002 to €16.1 million in 2003. The proceeds from the sale of our electrical contacts business and the first-time consolidation of our Polish company SGL ANGRAPH were the main reasons for this increase. Adjusted for these effects, profit from operations would have been €1.5 million lower than in the previous year, since cost savings only partially compensated the impact of the decline in demand. After restructuring expenses, profit from operations amounted to €12.4 million (2002: profit from operations of €5.3 million). Restructuring measures in the year under review focused on the partial closure of our production capacities in Grenoble, France and the conclusion of partial early retirement contracts with employees at our German sites.

     Our loss from operations before restructuring expenses in 2003 of €(11.8) million at SGL Technologies’ remained at 2002 level and we were therefore yet unable to achieve our original target of almost breaking even in 2003. This was mainly due to additional start-up costs for new orders from the U.S. aerospace and defense industry, and higher-than-expected certification costs for the carbon fibers produced by our fiber plant and used in brake disc manufacture. Taken as a whole, these factors impacted earnings by about €4 million during 2003. Restructuring expenses in 2003 amounted to €1.8 million and related almost exclusively to our US subsidiary HITCO CARBON Composites, Inc. The main measures taken related to the streamlining of administrative functions at the Gardena facility. In addition, non-cash write–downs of inventories were charged for old programs. After restructuring expenses, loss from operations was €(13.6) million (2002: loss from operations of €(11.3) million).

Net financing costs

     Our net financing costs increased from €(27.6) million in 2002 to €(75.0) million in 2003. Higher net financing costs were primarily due to the full amortization of costs in connection with the refinancing measures implemented at the beginning of 2003. These capitalized costs amounting to €16.1 million were fully expensed during 2003, as the new refinancing package successfully finalized in beginning of February 2004 had already been implemented at the time the consolidated financial statements for 2003 were being prepared. On February 9, 2004, we successfully completed our new refinancing package totaling A866 million. The new refinancing concept was based on three pillars: a capital increase with gross proceeds of around €266 million (33.3 million shares), a corporate bond of €270 million due in 2012, and syndicated credit lines and guarantees of up to €330 million with a term of five to six years.

     Other impacts that increased net financing cost by an additional €6.2 million in 2003 were the non-cash accrued imputed interest on liabilities from the North American antitrust proceedings. In 2002, the rescheduling of the payment plan had led to a positive one-time contribution of €3.4 million.

     At the end of 2003, for the first time we also accrued €5.6 million regarding the interest potentially payable in connection with the European antitrust fines (2002: €0.0 million). Exchange rate effects relating to our North American antitrust liabilities and associated hedging activities resulted in income of €0.2 million during 2003, which was also substantially lower than in 2002 (€4.5 million).

     The increase in other net financing costs is mainly due to the one-time gain in 2002 from the release of the fair value of a certain option in that year. In contrast, interest on pensions (€14.0 million) and interest on borrowings (€26.7 million) remained at prior-year levels. Higher

Back to Contents

average annual financial liabilities and a slightly higher average interest rate of 4.7% (2002: 4.4%) were offset by the non-recurrence of interest charges on receivables sold in 2002.

Income taxes

     The tax benefit for fiscal year 2003 resulted from the recognition of deferred tax assets on tax loss carry-forwards. These exceeded the tax liabilities resulting from positive earnings contributions by foreign companies which could not be offset against loss carry-forwards from other companies. Due to the clear turnaround in our business in the United States, we recognized a portion of the tax loss carry-forwards and capitalized deferred tax assets amounting to €10.0 million on the basis of a cautious estimate. As in the past, we did not recognize deferred tax assets on the losses we incurred in Scotland. The addition to the provision for antitrust risks was treated as a non-tax-deductible expense for consolidated reporting purposes. During the year under review, we lodged an appeal with the German financial authorities against the tax treatment of the fine imposed by the US antitrust authorities, and recognized deferred tax assets on this item for the first time. When calculating the latter, however, we only recognized a partial amount on the basis of external tax opinions and of our best estimate of the probability of their realization.

Net loss from continuing operations

     The net loss of the continuing operations for the year widened to €(28.8) million (2002: €(18.6) million).

Net loss from discontinued operations

     In our consolidated statements of operations, the surface protection business was reclassified as a discontinued operation for 2003 and 2002. For the fiscal year 2003, surface protection posted a net loss of €(21.5) million in total compared to a net loss of €(5.0) million in 2002. This development characterizes the ongoing slump in demand and the unfavourable cost base related to a majority of manufacturing in Western Europe whereas remaining market demand tends to transfer to Asia and Eastern Europe.

Net loss

     Our consolidated net loss for the year thereby increased to €(50.3) million in 2003 (2002 €(23.6) million). Earnings per share reached €(2.27) (2002: €(1.08)) .

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

     The preparation of our financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to customer programs and incentives, doubtful accounts, inventory valuation, impaired assets, restructuring of operations, investments, environmental costs, pensions and other postemployment benefits, goodwill and intangible assets, deferred tax assets and litigation and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Back to Contents

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

Under the purchase method of accounting, a business combination is accounted for at a purchase price based upon the fair value of the consideration given, whether it is in the form of cash, assets, stock or the assumption of liabilities. The assets and liabilities acquired are measured at their fair values, and the purchase price is allocated to the assets and liabilities based upon these fair values. Fair values are recognized, and any remaining excess of cost of acquisition over net assets acquired is recognized as goodwill. IFRS requires that goodwill be tested for impairment at the cash generating unit level. The fair value of the cash generating unit is compared to the book value including goodwill. In order to determine the fair value of the cash generating unit, significant management judgment is applied in order to estimate the underlying discounted future free cash flows. In the case, that the fair value of the cash generating unit is less than its book value, the difference is recorded as an impairment. In 2004, 2003 and 2002 no goodwill was impaired based on the present value of estimated future cash flows. The actual cash flows may differ significantly, thereby requiring an impairment in later periods.

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

At December 31, 2004, we reported inventory of €248.0 million. Each quarter we review the inventory and make an assessment of the realizable value. There are many factors that management considers in determining whether or not a reserve should be established. These factors include the following:

a)	return or rotation privileges with vendors,

b)	expected usage during the next twenty-four months,

c)	whether or not a customer is obligated by contract to purchase the inventory,

d)	current market pricing, and

e)	risk of obsolescence.

Back to Contents

If circumstances change for example, if there are unexpected shifts in market demand or there could be a material impact on the net realizable value of our inventory.

Impairment of assets

We review the carrying values of long-lived assets and amortizable intangibles (including goodwills) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss for an asset to be held and used is recognized when the fair value of the asset is less than the carrying value of the asset. For assets to be disposed of, an impairment loss is recognized when the fair value of the asset, less costs to dispose, is less than the carrying value of the asset. The fair value of the assets is generally based on discounted estimated cash flows using annual pre tax rates of 8% to 11%. The estimates reflect our assumptions about selling prices, production and sales volume levels, costs, and market conditions over the estimated remaining operating period which can range from three months to over fifteen years. If our assumptions related to assets to be held and used are inaccurate, additional write-downs may be required in the future. If estimates of fair value less costs to sell are revised, the carrying amount of the related assets is adjusted, resulting in recognition of a credit or debit to earnings.

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

Consolidated outlays for the continuation of our restructuring measures totaled €19.7 million in 2004. These restructuring expenses comprised the following measures:

•	Our cost reduction program generated planned savings of €36 million. Non-recurring costs amounted to €10 million. Activity focused on additional steps to increase efficiency and productivity at our locations in Italy, Poland, and the U.K. The number of our employees in continuing operations fell by 299 to 5,109 at the year-end 2004. These measures also included the expenses for the cost reduction program for administrative functions, which was approved during the fiscal year. This program is expected to generate overall annual savings of €11 million, with nonrecurring expenditures amounting to approximately €5 – 6 million during fiscal year 2005.

•	The remaining €10 million restructuring costs were primarily a result of the planned or completed sale of the already closed-down locations in Hillsboro, Oregon, and Niagara Falls, New York, in the United States, for which non-cash write-downs in carrying

Back to Contents

amounts were taken. These outlays also included the expenses recorded at fiscal yearend for the resignation by mutual agreement of Dr. Klaus Warning from his Board of Management mandate.

Restructuring expenses for the Surface Protection business for fiscal year 2004 are a component of the separately reported result from discontinued operations.

Severance termination benefits were based on various factors including length of service, contract provisions and salary levels. Management estimated the restructuring charge based on these factors as well as projected final service dates. Given the complexity of estimates and broad scope of the 2004 repositioning effort, actual expenses could differ from management’s estimates. If actual results are different from original estimates, we will record additional restructuring expenses or reverse previously recorded expense through the statement of operations. Management will make adjustments if necessary as actions under the plan are carried out.

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

We capitalized deferred tax assets in the United States of €20.1 million in 2004 and €10.0 million in 2003. Out of the losses in the German tax group we have capitalized deferred tax assets of €6.1 million in 2004 and €22.0 million in 2003. As in the past, we did not recognize deferred tax assets on the losses we incurred in the United Kingdom. In total we have capitalized tax loss carryforward as deferred tax assets amounting to €85.8 million as of December 31, 2004. The amounts capitalized are based on estimates and assumptions about the impact of tax planning strategies and future earnings. The actual results may differ significantly, thereby requiring a valuation allowance in later periods.

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

Pension and postretirement benefit accounting

Our pension benefit costs and credits are determined in accordance with actuarial valuations, which rely on key assumptions, including discount rates and expected returns on plan assets. We determine the market-related value of plan assets for the SGL Pension Funds based on the fair value of plan assets in each fund at their measurement dates. Due to the underfunded status of certain pension plans at their respective measurement dates, an additional minimum liability is recorded in other comprehensive income. Our postretirement benefit costs and credits are determined in accordance with actuarial valuations, which rely on key assumptions, including discount rates, and increase or decrease in health care trend rates. The discount rate assumptions reflect the rates available on high-quality fixed-income investments of appropriate duration at the measurement dates of each plan. The expected return on plan assets assumption is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. Other key assumptions for our pension and postretirement benefit costs and credits are based in part on current market conditions. Pension and related postretirement benefit costs or credits could change due to variations in these underlying key assumptions. Under IFRS, the Company included € 13.3 million, € 14.0 million and € 15.2 in 2004, 2003 and 2002, respectively, of interest costs associated with the Company’s provision for pension and similar obligations in interest expense.

Back to Contents

Litigation and Contingent Liabilities
Antitrust and competition matters

We have accrued amounts for estimated settlements of antitrust actions pending against us as of December 31, 2004. Computing our liability for pending antitrust actions requires us to make judgments as to the probable outcome of litigation, future settlements and judgments to be paid for open claims. We estimate the cost of final judgments by reviewing with our legal counsel the probable outcome of pending appeals. If the actual cost of settlements and final judgments differs from our estimates, our reserves for open claims may not be sufficient. If so, any deficiency would be a loss that we would be required to recognize at the time it becomes reasonably estimable.

Litigation

We are currently involved in other legal proceedings resulting from the antitrust investigations and settlements. As discussed in Note 21 of our consolidated financial statements, as of December 31, 2004, we have accrued an estimate of the probable costs for the resolution of these claims. Attorneys in our legal department specializing in litigation claims monitor and manage all claims filed against us. Our management develops estimates of probable costs related to these claims in consultation with outside legal counsel who are defending us in these actions. We base our estimates on an analysis of potential results, assuming a combination of litigation and settlement strategies. We attempt to resolve claims through mediation and arbitration where possible. If the actual settlement costs and final judgments, after appeals, differ from our estimates, our future financial results may be adversely affected.

Significant Differences Between IFRS and U.S. GAAP

This section describes the significant differences between IFRS and U.S. GAAP as they relate to the SGL Group. See also Notes 35 and 36 to our consolidated financial statements.

Business Combinations

Prior to the adoption of IAS 22 (revised 1993) on January 1, 1995, the Group wrote-off all goodwill directly to equity in accordance with IFRS existing at that time. The adoption of IAS 22 (revised 1993) did not require prior period restatement. Accordingly, a U.S. GAAP difference exists with respect to the recognition of goodwill and its related amortization before January 1, 1995 and for the amortization of goodwill after January 1, 2002 and until December 31, 2003. For the purpose of the reconciliation to U.S. GAAP, the pre-1995 goodwill was amortized through the statement of operations over the estimated useful lives between five and 20 years. Since January 1, 2002 under U.S. GAAP goodwill is no longer being amortized over the estimated useful live but an annual impairment test per SFAS 142 (‘‘Goodwill and other Intangible Assets’’) must be performed. Starting January 1, 2004 in accordance with IFRS 3 goodwill is no longer amortized under IFRS also.

In accordance with IFRS, any negative goodwill resulting in a business combination as an excess of the acquirer’s interest in the fair value of the indentifiable assets and liabilities over the cost of the acquisition is presented as a deduction from the assets of the reporting enterprise, in the same balance sheet classification as goodwill, and recognized in the income statement over its remaining estimated useful live. Accordingly, under U.S. GAAP an excess of the acquirer interest in the fair value of the identifiable assets and liabilities over the cost of the acquisition was allocated to reduce proportionately the values assigned to non-current assets. The remainder of the excess over costs (‘‘negative goodwill’’) was classified as a deferred credit. As of January 1, 2002 these amounts were written off and recognized as the effect of a change in accounting principle. Subsequent to January 1, 2002 under U.S. GAAP any negative goodwill arising from a business combination is recognized as income immediately.

Internal Use Software, Intangible Assets and Interest Capitalization on Tangible Fixed Assets

Statement of Position (SOP) 98-1 (‘‘Accounting for the Costs of Computer Software developed or obtained for internal use’’) provides U.S. GAAP guidance on accounting for the costs of computer software developed or obtained for internal use. Under U.S. GAAP overhead costs should not be capitalized as costs of internally developed software while under IFRS directly allocated overhead costs are allowed to be capitalized. During the year ended December 31, 2004 and 2003 the SGL

Back to Contents

Carbon Group capitalized software costs in the amount of €6.8 million and €6.5 million, respectively under U.S. GAAP.

Under IFRS development expenses can be capitalized if future economic benefits will flow to the company. In 2004 SGL capitalized development cost of € 2.9 million for its ceramic disc brake. U.S. GAAP does not allow the capitalization of such costs. Accordingly a reconciliation difference of €2.9 million exists.

U.S. GAAP requires the capitalization of interest costs as part of the historical cost of fixed assets requiring a period of time to construct. Per IFRS benchmark treatment, interest cost (‘‘Borrowing Costs’’) should be recognized as an expense in the period in which they occur. The company has elected to use the IFRS benchmark treatment, which results in a reconciliation difference to U.S. GAAP for the capitalization of borrowing costs. During the years ended December 31, 2004, 2003 and 2002 the SGL Carbon Group did not capitalize interest under U.S. GAAP. The years 2004, 2003 and 2002 include amortization of previous capitalized interest A0.3 million, A0.8 million and A0.8 million respectively.

Inventory

IAS 2 ‘‘Inventories’’ identifies two alternatives as benchmark valuation methods, the FIFO (first in, first out) method and the weighted-average cost method. The LIFO (last in, first out) method is permitted as an alternative. In valuing inventories for IFRS reporting, we have elected to apply the benchmark method using the weighted average cost method. For certain inventories held in the United States, under U.S. GAAP we have elected to continue recording inventories on the LIFO method, consistent with historical accounting practices. This is due, in part, to U.S. income tax laws, regulations and rulings, which require that an entity using LIFO for income tax purposes must use LIFO in its financial statements. As of December 31, 2003 and 2004 the company has no inventory valued on a LIFO basis for U.S. GAAP.

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

The SGL Carbon Group provides incentive compensation for employees meeting specified performance targets. This incentive compensation is satisfied in the form of cash and SGL Carbon SGL stock. Under IFRS, incentive compensation is recognized as an expense and corresponding increase in capital upon issuance of its stock, which historically occurs in the period subsequent to the year to which the performance relates. U.S. GAAP matches the cost of the bonus with the period in which the services are rendered.

Back to Contents

Restructuring / Early retirement

One of the significant differences between the restructuring guidance under IAS 37, ‘‘Commitments and Contingencies’’ and the relevant U.S. GAAP standards, is found in the criteria for the initial recognition of a restructuring provision. The applicable U.S. GAAP standard is SFAS No. 146 ‘‘Accounting for Costs Associated with Exit or Disposal Activities’’ for the year ended 2003, which supersedes Emerging Issues Task Force (EITF) Issue 94- 3 ‘‘Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)’’ used for all years presented prior to 2003. For employee termination benefits, SFAS 146 and EITF 94-3 require that prior to the date of the financial statements, the benefit arrangement be communicated to employees, including sufficient detail to enable employees to determine the type and amount of benefits they will receive when they are terminated. IAS 37 does not require that the communication to employees be so detailed but rather that the communication simply include the main features of the plan. As a result, there may be situations in which an enterprise following IAS 37 could recognize a restructuring provision before it would be permitted to do so if it were following SFAS 146 / EITF 94-3.

Included in the restructuring expenses are early retirement contracts in Germany, in which only incremental costs under IFRS are recognized once a binding contractual agreement has been entered into. The early retirement contracts in the SGL Group are generally set up according to the block model. During the employment phase the employee works full time although in this period he or she is only paid according to the part-time agreement. By this means, during the employment phase, the employer builds up arrears amounting to the as yet unpaid output that must be accounted for by accruing a provision. Under U.S. GAAP the complete compensation that the employee receives during the released phase are accrued over the employees’ remaining service period. The addition to provisions begins with the commencement of the part-time retiree relationship. Until the employment phase ends or the employee enters the released phase, the total compensation and the total accrued amount that the employee will receive during the released phase must be set aside. Accordingly a U.S. GAAP reconciliation difference of A1.2 million exists as of December 31, 2004.

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

U.S. GAAP Reconciliation

We prepare our consolidated financial statements in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. See ‘‘Significant Differences Between IFRS and U.S. GAAP’’ as well as Notes 35 and 36 to our consolidated financial statements for a discussion of these differences.

Back to Contents

	2004	2003	2002

	€ (in millions)
Net loss per IFRS	(81.7)	(50.3)	(23.6)

Goodwill amortization	(0.0)	3.4	5.1
Intangible/tangible fixed assets	(1.5)	(3.6)	(3.0)
Inventory	(0.0)	(0.4)	5.8
Pension provisions	0.9	1.3	(2.1)
Incentive plans	(4.2)	(1.5)	(2.2)
Restructuring /Early retirement	(1.2)	1.7	(7.1)
First time implementation of IFRS	—	—	—
Deferred tax on U.S. GAAP adjustments	(1.0)	1.0	5.1

Net loss per U.S. GAAP	(88.7)	(48.4)	(22.0)

Cumulative Change in Accounting Principles	0.0	0.0	9.4

Net loss per U.S. GAAP after Cumulative Change in
Accounting Principles	(88.7)	(48.4)	(12.6)

     Under U.S. GAAP our operating profit (loss) for the years ended December 31, 2004, 2003 and 2002 was €46.4 million, €0.1 million and €(5.1) million, respectively, compared to an operating profit (loss) under IFRS for the same periods of €65.5 million, €27.5 million and €9.3 million, respectively. Our U.S. GAAP operating profit in 2004, 2003 and 2002 differed from our IFRS operating profit for the same years, primarily due to differences in goodwill amortization, deferred taxes, provisions, reserves and valuation, as well as differing provisions for pensions. Furthermore, we reclassified the interest component associated with our annual pension provision of €13.3 million in 2004 (2003: €14.0 million; 2002: €15.2 million) as interest expense under IFRS. See Note 35 to our consolidated financial statements for a description of the differences between our IFRS accounting policies and those that would be required under U.S. GAAP.

     Basic loss per Share in accordance with U.S. GAAP in 2004 was €(1.70), compared to €(2.18) in 2003 and to €(1.01) in 2002. Basic loss per ADR in accordance with U.S. GAAP in 2004 was €(0.57), compared to €(0.73) in 2003 and to €(0.34) in 2002. Due to the net loss in each year, the diluted loss per Share was the same as the basic loss.

Recent Accounting Pronouncements

     In December 2003 the FASB issued FAS No 132 (Revised) (‘‘FAS 132-R’’), Employer’s Disclosure about Pensions and Other Postretirement Benefits. FAS 132-R retains disclosure requirements of the original FAS 132 and requires additional disclosures relating to assets, obligations, cash flows, and net periodic pension cost. FAS 132-R was effective for fiscal years ending after December 15, 2003 except that certain disclosures were effective for fiscal years ending after June 15, 2004. The disclosures are included in this annual report in notes to the financial statements.

     In December 2003, the FASB issued a revised version of FIN 46, FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R), which requires public companies that did not apply FIN 46 prior to the issuance of FIN 46R to apply FIN 46R (or FIN 46) to those VIE’s commonly referred to as special-purpose entities for periods ending after December 15, 2003, and to apply FIN 46R to all other VIE’s for periods ending after March 15, 2004. Differences between FIN 46R and FIN 46 include new scope exceptions, revised requirements on how to evaluate sufficiency of equity at risk, and quantification and allocation of an entity’s economic risks and rewards. Additionally, requirements on evaluating a controlling financial interest, reconsidering whether an entity is a VIE and whether to consolidate were clarified. In accordance with the effective date provisions of FIN 46R, the Company applied FIN 46R as of March 31, 2004. The adoption of FIN 46R did not have a material impact.

Back to Contents

     In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law in the U.S. The Act introduces a prescription drug benefit under Medicare (Medicare Part D), as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In accordance with FASB Staff Position (FSP) FAS 106-1, management elected to defer any accounting for the effects of the Act on the plan in interim periods preceding the fourth quarter. In May 2004, FSP FAS 106-2 was issued being effective for interim periods beginning after June 15, 2004. FSP FAS 106-2 supersedes FSP FAS 106-1 and provides authoritative guidance on accounting for the federal subsidy prescribed by the Act. Pursuant to FSP FAS 106-2 and the issuance of further guidance from the Center of Medicare and Medicaid in July 2004, management has concluded that the companies U.S. health care plans are at least actuarially equivalent to Medicare Part D. The company did not have a major effect of the Act on the foreign net periodic benefit costs as of December 31, 2004. For more information, see ‘‘Notes to Consolidated Financial Statements.’’

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

     On February 19th 2004 the International Accounting Standards Board (IASB) issued International Financial Reporting Standard 2 Share-based Payment (IFRS 2) on accounting for share-based payment transactions, including grants of share options to employees. The accounting under IFRS 2 is similar to Financial Accounting Standards 123 ‘‘Accounting for Stock-Based Compensation’’ and 148 ,, Accounting for Stock-Based Compensation-Transition and Disclosure’’ an amendment of FASB Statement No. 123. The objective of IFRS 2 is to provide guidance for the financial reporting by an entity when it undertakes a share-based payment transaction. In particular, the IFRS requires an entity to reflect in its statements of profit and loss and of financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. IFRS 2 is effective for annual reporting periods beginning on or after January 1, 2005. All equity settled share based payment transactions that were granted by the Company on or after November 7, 2002 and have not yet vested as of January 1, 2005 (effective date) must be included in any financial statements issued after that date. The management of the Company is currently evaluating the impact of IFRS 2 on the IFRS Financial statements.

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

Back to Contents

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

     We did not consider any other IAS/IFRS pronouncements that are scheduled for adoption after December 31, 2004 to be applicable to the activities of SGL covered by this annual report.

Liquidity and Capital Resources

Overview Of Bank Debt And Cash Flows

	Year ended December 31,

	2004	2003

	(millions of Euros)
Short term debt and current maturities	63.1	83.9
Long term debt	373.6	410.6

Total debt	436.7	494.5

Cash and cash equivalents	(64.7)	(46.1)

‘‘Convert Deposit Account’’ for repayment of convertible bond	(50.1)	0.0
Restricted cash for debt repayment from sale of assets	(0.7)	0.0

Net bank debt	321.2	448.4

Restricted cash in Antitrust Deposit Account	(77.2)	0.0

     Our net bank debt (which we define as long term debt plus short term debt, less cash and cash equivalents) decreased by €99.3 million in 2002, increased in 2003 by €21.4 million and decreased in 2004 by €127.2 million to €321.2 million.

Back to Contents

In connection with the refinancing entered into on December 20, 2002 and the funds provided at the beginning of 2003, the incurred deferred financing costs were capitalized on the balance sheet. On October 20, 2003 we informed the banks that we might be in a breach of one covenant under the syndicated loan facility and asked for a waiver regarding the non compliance on this test. After finalizing the quarterly consolidation in November 2003 and actually performing the test in detail, SGL informed the syndicated banks about the failure to pass the covenant test according to clause 22.4 ‘‘Total net debt to Consolidated EBITDA’’ for the last twelve months. The lenders under the syndicated credit facilities agreement have agreed to waive the exercise of their rights resulting from this default until December 30, 2003 in a first waiver letter and in a second waiver letter, until February 29, 2004. In addition, the lenders under the syndicated credit facility have waived their potential termination rights in connection with the antitrust fine of €23.6 million imposed by the European Commission on December 3, 2003 (see ‘‘Business Description – Legal proceedings – Antitrust proceedings’’) in a waiver letter until February 29, 2004.

On February 9, 2004, we successfully completed our refinancing package totaling €866 million. The refinancing concept is based on three pillars: a gross capital increase of around €266 million before related costs (33.3 million shares), a corporate bond consisting of subordinated senior notes (‘‘the notes’’) of €270 million due in 2012, and a syndicated loan including credit lines and guarantees of up to €330 million with a term of five to six years. The new refinancing facilities replaced the existing ones which consisted at December 31, 2003 primarily of short and long-term bank debt with a number of financial institutions (€329.8 million), a convertible bond (€133.7 million), and a syndicated revolving credit facility (€31.0 million).

The core element of the transaction was the capital increase approved by a large majority of our shareholders at the Extraordinary General Meeting on January 15, 2004. We were able to set the subscription price per share at €8.0 instead of €6.0 as originally planned, thus generating €266 million from the capital increase. This resulted in much higher gross proceeds than initially expected and allowed us to reduce the principal of the notes from the originally scheduled €300 million to €270 million. The placement was a resounding success even though the notes received what we consider to be an unsatisfactory rating (Moody’s: Caa1, Standard&Poor’s: CCC+). Due to strong demand, we were able to place all the notes earlier than expected, and at an interest rate of 8.5% . The third pillar of our financing concept consists of syndicated loans of €330 million with a term of five to six years, which include credit lines and guarantees. These lines are granted to us by an underwriting syndicate. The existing syndicated loan of €495 million was now fully repaid. The loans provide full coverage for the maximum amount of all antitrust fines, along with any related interest payments and currency hedging costs.

Upon closing of the new loan agreement we deposited €143 million into an escrow account ‘‘Covert Deposit Account’’ to satisfy interest and principal obligations on our existing convertible bonds through to maturity. For our convertible bond due in 2005 we started in February 2004 a voluntarily tender offering with an acceptance period until April 5, 2004. During an acceptance period ending at midnight (CET) on April 5, 2004, the holders of an aggregate 83,687 convertible bearer bonds 2000/2005 (securities identification number (WKN) 723 531; ISIN DE0007235319) with a nominal value of €1,000.00 each accepted the offer by SGL Carbon Aktiengesellschaft to repurchase such bonds. This number represents approximately 62,605% of the total 133,650 bearer bonds with a nominal value of €1,000.00 each then outstanding. The purchase price for the bond was contractually fixed at 100.5% including accrued interest on the nominal outstanding amount. On June 28, 2004 we draw €5.6 million from the ‘‘Covert Deposit Account’’ to repay Senior Indebtedness. The funds reserved in the Convert Deposit Account to repay the convertible bond on September 27, 2005 amounted to €50.1million on December 31, 2004. A further portion of the proceeds from the new loan agreement (in the amount of €125.3 million) is deposited into a separate escrow account ‘‘Antitrust Deposit Account’’to be used exclusively for the purpose of paying fines in connection with antitrust proceedings and related costs. We will classify the amounts in both escrow accounts as ‘‘restricted cash’’ on our balance sheet. Both escrow accounts will increase our consolidated balance sheet total unless the amounts are used to pay the obligations. The loans provide full coverage for the maximum amount of all antitrust fines, along with any related interest payments and currency hedging costs. Our refinancing package therefore covers all known financial risks, creates a balanced

Back to Contents

maturity structure for our liabilities extending up to 2012 and substantially improves our equity base. It enables us to concentrate on our operating activities in the long term. See Item 10, ‘‘Additional Information – Material Contracts’’. On February 9, 2004 we used the new facilities to repay the existing bank debt.

The following table summarizes our debt and significant obligations as of December 31, 2004:

			Maturing in:
		Less than						After
Obligations	Total	one year	2006	2007	2008	2009	2010	2010

	(millions of Euro)
Term Facility A	14.6	10.0	2.5	2.1
Term Facility C	17.7	4.7	4.7	8.3
U.S: Senior Facility*	82.4	0.8	0.8	0.8	0.8	79.2
Convertible Bond	50.0	50.0
Senior notes	270.0	0.0	0.0	0.0	0.0	0.0	0.0	270.0
Other bank debt	2.0	1.3	0.1	0.1	0.1	0.1	0.1	0.2

Total bank debt ***	436.7	66.8	8.1	11.3	0.9	79.3	0.1	270.2

Acotec guarantees**	16.0	0.0	0.0	0.0	0.0	0.0	0.0	16.0
Letter of Credit Facilities**	128.3	0.0	0.0	0.0	0.0	0.0	0.0	128.3
Purchase obligations**	5.2	5.2
Operating leases**	7.7	1.7	1.1	1.0	0.8	0.8	0.6	1.7
Capital leases	0.9	0.3	0.3	0.3
DOJ and Canadian settlements
and payments	67.7	31.0	28.2	8.5
Other obligations	46.7	46.7

Total	709.2	151.7	37.7	21.1	1.7	81.1	0.7	416.2

*	$ 112,4 million converted into Euro at prevailing exchange rate of 1.364 at balance sheet date.
**	contingent liability
***	Total bank debt do not include A(20.3) million debt financing costs that were substracted from this amount in the IFRS financial statements

On May 3, 1999 we pleaded guilty to charges of price fixing raised at the initiative of the DOJ. As a result, SGL is obligated to pay $ 135 million in fines and has guaranteed the payment of an additional $ 10 million in fines to be paid by the Chairman of the Board of Management over the next six years. We have settled most of the claims arising from related civil lawsuits alleging damages from the activities upon which the DOJ’s antitrust action was based. We believe economically reasonable settlements will be reached in the remaining lawsuits (see ‘‘Legal Proceedings’’ elsewhere in this document). In April 2002 the Company reached an agreement with the DOJ resulting in a revision to the payment plan for the antitrust penalties assessed in 1999. This agreement extended the payment period for this liability until 2007, delaying payment from 2002 – 2003 under the original payment plan to 2004 – 2007 under the revised payment plan as shown in the maturity table in this section. The full outstanding amount including interest charges starting June 2004 and the related future cash outflow for our hedging are fully deposited in a cash escrow account ‘‘Antitrust Deposit Account’’ after the refinancing was completed on February 9, 2004.

On July 18, 2001, two years after the plea agreement in the United States, the European Commission imposed an €80.2 million fine on SGL with respect to graphite electrodes, bearing interest at 6.04% annually, which was secured by a bank guarantee. We lodged an appeal against the total amount of this fine before the European Court of First Instance (‘‘CFI’’) in Luxembourg. Our appeal contends primarily that the fine includes amounts penalizing the same actions more than once (ne bis in idem-principle), material procedural defects and that the total amount of the fine is disproportionate. On April 29, 2004, the CFI reduced the fine to €69.1 million, primarily for procedural defects. The reduced amount is again secured by a bank guarantee. We have filed a further appeal against the decision of the CFI with the European Court of Justice (‘‘ECJ’’) in Luxembourg, seeking a decision in principle regarding the application of the ne bis in idem-principle. We are expecting a decision of the ECJ at earliest in 2006.

Back to Contents

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

In connection with the proceedings described above, the European Commission continued its investigations into other carbon and graphite products (for acts during the period through the late 1990s) and, in May 2003, the European Commission filed complaints against SGL and other specialty graphites manufacturers regarding allegations related to the ‘‘Electrical and Mechanical Carbon and Graphite Products’’ area of our business. In this proceeding, the Commission imposed a fine of €23.64 million on December 3, 2003. As a result of this situation, in 2003 provisions for antitrust proceedings, including legal and lawyers’ fees, were increased by €19.5 million. We have provided security of €23.6 million plus interest of €0.3 million as cash deposit from the ‘‘Antitrust Deposit Account’’. We do not believe this fine to be justified and filed an appeal against the decision with the European Court in February 2004.

Consolidated cash flows

The following table shows our consolidated cash flows for the continuing businesses (adjusted for currency fluctuations) for the three years ending December 31, 2004:

	2004	2003	2002

	(€ in millions)
Cash flows from operating activities:
Net profit (loss) before taxes	5.0	(47.5)	(18.2)
(Gain) /loss on sale of property, plant and equipment	(0.6)	0.2	(2.9)
(Gain) / loss on sale of equity investments	—	(3.6)	(1.0)
Depreciation and amortization expense	66.9	69.5	73.6
Amortization of refinancing costs *)	3.8	15.9	—
Taxes paid	(14.0)	(4.2)	(20.2)
Changes in provisions, net	14.0	24.2	(3.8)
Change in working capital, net of changes in basis of
consolidation:
Inventories	(4.6)	0.3	71.6
Trade receivables	0.9	(31.2)	36.9
Trade payables	3.5	(4.1)	8.4
Other operating assets/liabilities	24.3	11.9	(0.4)

Cash provided by operating activities before payment of
antitrust fines	99.2	31.4	144.0

Payments relating to antitrust proceedings	(52.0)	(14.9)	(10.1)

Cash provided by (used in) operating activities	47.2	16.5	133.9

Cash flows from investing activities:
Acquisition of property, plant and equipment and intangible
assets, excluding goodwill	(46.1)	(43.4)	(50.7)
Proceeds from sale of property, plant and equipment and
intangible assets	4.5	1.5	7.1
Cost of acquisitions	(5.8)	(1.7)	(0.7)
Proceeds from sale of non current financial assets	2.0	5.7	5.5

Cash used in investing activities	(45.4)	(37.9)	(38.8)

Back to Contents

	2004	2003	2002

	(€ in millions)
Cash flows from financing activities:
Net change in financial liabilities	(50.4)	60.5	(84.1)
Payments in connection with refinancing*	(23.9)	(15.9)	—
Dividends paid	—	—	(0.2)
Net proceeds from capital increase	244.1	1.0	0.8

Cash provided by financing activities	169.8	45.6	(83.5)

Cash used/provided from discontinued operations	(24.6)	0.7	(0.7)

Effect of foreign exchange rate changes	(0.4)	(0.3)	(1.5)

Net increase (decrease) in cash and cash equivalents	146.6	24.6	9.4

Cash and cash equivalents at beginning of year	46.1	21.5	12.1

Cash and cash equivalents at end of year	192.7	46.1	21.5

*)	we reclassified the payments for refinancing costs for 2003, which were fully amortized in 2003, to the Cash Flow from Financing activities to be comparable with 2004.

Operating cash flows

Our cash provided (used) by operating activities from continuing businesses (adjusted for currency effects) totaled €47.2 million in 2004 compared to €16.5 million in 2003, a net increase of €30.7 million. Key issues for the improved cash provided by operating activities were the higher profitability resulting in a net profit before taxes of €5.0 million compared to a loss of €(47.5) million in 2003. Working capital remained almost unchanged in 2004 despite higher turnover. The working capital development in 2003 was influenced by the termination of sale of accounts receivables. As of December 31, 2002 we had sold trade receivables amounting to €41.2 million to a financial services company. Inventories decreased substantially in 2002 by €82.7 million net of currency impacts due to a company wide initiative to reduce working capital.

The profit before taxes in 2003 was negatively impacted by €16.1 million expensed for refinancing costs on the syndicated loan received in January 2003. All costs related to this refinancing were capitalized (paid in 2003: €15.9 million) and written off at year-end 2003. We reclassified the payments for the refinancing packages of 2003 and 2004 as cash flow from financing activities. Non-cash expenses for depreciation and amortization of non-current assets decreased from €69.5 million in 2003 to €66.9 million in 2004. Payments relating to antitrust proceedings increased by €37.1 million to €52.0 million in 2004 mainly from funds reserved as restricted cash in the ‘‘Antitrust Deposit Account’’.

Restructuring expenses were as follows during 2004: in the CG Business Area, €8.4 million (2003: €3.7 million) attributable to expenses for headcount reductions and the write-downs of assets in Poland, Italy, Germany and Spain; in the GS Business Area, €1.6 million (2003: €3.7 million) largely due to the partial closure of a plant in the U.K.; in the SGLT Business Area, €1.4 million (2003: €1.8 million) attributable to write-downs of assets in the U.S.; and other expenses totaling €8.3 million (2003: €0.2 million) largely comprised non-cash write-downs of €4.9 million for land in the Unites States and expenses in connection with the resignation of a member of the Board of Management amounting to €1.7 million. The cash outlays for restructuring expenses in 2004 and 2003 were €7.7 million and €6.3 million respectively.

Research and development expenses are almost unchanged at €19.2 million (2003: €19.0 million), representing 2.1% (2003: 2.1%) of our consolidated net sales, as a result of a restructuring and efficiency enhancement program. As in previous periods, the main emphasis of our research and development activities was in high technology fields within the SGL T Business Area for the further development of applications for carbon fibers and composites. We also invested in research related to

Back to Contents

the aerospace industry as well as to high performance carbon-ceramic disc brakes used in sports cars. In the CG Business Area, emphasis was placed on the further development of large diameter graphite electrodes. Research and development expenditures in the GS Business Area were concentrated on developing ultra graphite powder for lithium batteries used in laptop computers, cell phones and other mobile communication devices.

Investing cash flows

Cash used for investing activities amounted €45.4 million in 2004, compared to €37.9 million in 2003 and €38.8 million in 2002. Following the completion of SGL T’s major capital expenditure programs, we continued to streamline capital expenditures in property, plant and equipment as planned. Capital expenditures for property, plant and equipment increased compared from € 31.0 million in 2003 (€32.8 million including discontinued operations) by €6.3 million to €37.3 million in 2004. Significant additions related to capital expenditures for replacements in our plants in Germany, the United States, Poland and Italy. Compared to the depreciation of €62.3 million the capital expenditures were lower by €25.0 million. 71% of these capital expenditures were attributable to CG, 10% to GS; 15% to SGL T and 4% for other activities.

Capital expenditures relating to intangible assets decreased by €4.1 million to €8.8 million in 2004 primarily due to the finalization and implementation of our new Group-wide common IT platform based on SAP (SGL ONE) on which we spent around €9.3 million in 2003. The new system went successfully live in our companies in Spain and North America on January 1, 2004. For financial assets we spent €5.8 million in 2004 compared to €1.7 million in 2003. The main portion was related to a capital increase in the non-consolidated subsidiary SGL Belgium.

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

Financing cash flows

Our liabilities decreased by €109.2 to €622.7 million in 2004 compared to the increase by €21.7 to €731.9 million in 2003. The decrease in financial liabilities in 2004 resulted primarily from the net proceeds of the capital increase of €244.1 million. Our corporate debt decreased by €78.1 million to €416.4 million at December 31, 2004 from €494.5 million at December 31, 2003 including the netting of capitalized refinancing costs, non-cash effects from exchange rate changes and the effects from discontinued operations. Excluding the netting of capitalized refinancing costs of €20.3 million, the non-cash effect from exchange rate changes of € 7,0 million and the effects from discontinued operations of €0.4 million the decrease was €50.4 million. Our corporate debt carried an average interest rate of 6.3% during 2004, compared to an average rate of 4.7% in 2003.

We made payments in connection with refinancing of €23.9 million in 2004 and €15.9 million in 2003.

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

Back to Contents

Due to losses incurred in 1999 through 2004, SGL Carbon AG has not distributed dividends for those years. The payment of future dividends will be dependent on our earnings, the terms of our syndicated credit facility agreement, our financial condition and cash requirements, general business conditions in the markets in which we operate, legal, tax, and regulatory considerations and other factors. See Item 10, ‘‘Additional Information – Material Contracts’’

Discontinued operations

Discontinued operations are shown in the cash flow statement in the net amount of €(24.6) million. For the discontinued operations, cash used in operating activities amount to €23.9 million, cash used in investing activities to €0.4 million, and cash used in financing activities to €0.3 million.

Research and Development, Patents and Licenses, etc.

Our activities in new product development concentrate on high-tech innovations with substantial growth potential. Our primary focus is currently on ceramic brake discs for cars, new energy applications such as graphite powders for lithium batteries and carbon components for fuel cells, and composite structures for aerospace and defense applications. We are also increasing efforts to develop non-sealing applications for our expanded graphite materials. Primarily as a result of our recent growth efforts in those high-tech areas, our research and development expenses increased to €31 million in 2001 and following the completion of the development of our ceramic brake disc and the start of operations at our new brake disc production facility in Meitingen decreased to €24 million in 2002, €19 million in 2003 and €19 million in 2004. This decrease is mostly related to re-structuring efforts in our established business units. The efficiency of our research and development processes has been increased by using more centralized research and development resources and applying targeted innovation techniques.

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

Supported by a well educated technical staff in the manufacturing facilities, research activities are a fully integrated part of the SGL Group's organization. As a result, we are able to adapt our products quickly to the changing requirements of the markets in which we compete and also successfully enter into new product segments. We have recently developed large diameter graphite electrodes for use in ultra high power (UHP) furnaces, which contribute to a more efficient and more cost effective EAF steel process. In early 2001, we became the first supplier in the world to introduce a 32-inch (800 mm) diameter electrode at a customer’s facility. In the past two years we have also established a leading position as supplier of ceramic brake disks for automotive applications based on novel material developments. In addition, the effort to cooperate closely and continuously with our key customers during the improvement process ensures a high level of product and service quality. We sponsor educational and informal programs for our customers and create problem solving teams to improve customers’ operations.

Further R&D projects in 2004:

CG: Cost reduction and customer benefits

     The optimization of processes designed to reduce our manufacturing costs and the launch of the second phase of our SGL Excellence program had an important impact on fiscal year 2004. We assist our customers and suppliers improve their value added based on the utilization of our products and raw materials. The use of optimized modelling technologies made it possible to optimize energy consumption in baking and graphitization, especially in thermal processes. In extensive test series with our customers, we investigated the potential of new raw materials for specific customer applications. Our focus here was on product quality, secure supplies, and efficient raw material utilization.

Back to Contents

Using our application model, which has been accepted worldwide, we helped our customers enhance their productivity in electric steel production by means of larger format graphite electrodes. We developed a new graphitized cathode with low consumption and therefore longer useful life for aluminium production. This product makes it possible in particular for technically more demanding modern smelters to further lower their aluminium production costs.

In blast furnace technology for steel production, we developed an improved microporous stone for the thermally most heavily used part of the furnace. This product, which we will launch in the market in 2005, will significantly extend the useful life of blast furnaces.

GS: New products and materials for mechanical applications

We developed new materials for mechanical applications and made them available to our customers during the fiscal year. Significant examples include products for shutoff valves as well as high-strength slide rings for gaskets that are pressed to final size, including the increased use of this technology for applications using slide bearings. In the area of composites, we developed large coiled monolithic and carbonfiber-reinforced heating elements. Our in-house development of rigid graphites for use as an insulating material in the construction of high-temperature furnaces eliminates our previous dependence on one outside supplier.

SGL T: Innovations in the energy and automotive sectors

Innovative wet friction linings in automotive technology developed

The significantly greater torque generated by modern diesel and gasoline engines puts high demands on the friction linings of clutches and synchro-mesh rings. In 2004, together with partners in the automotive industry, we succeeded in developing low-cost carbon-fiber-reinforced wet friction linings that meet the greater demands in this segment. These friction linings are characterized by constant friction properties, a high level of abrasion resistance, and an outstanding oil resistance.

More efficient porous burners with silicon-carbide-ceramic foams

Porous burners are clean-air and compact surface heaters with a very high power density, which are required by many industrial applications such as drying processes. The combustion is without an open flame in a porous structure that is exposed to high thermal and mechanical stress. Both the useful life and the power density of this type of environmentally-friendly burner system can be further enhanced by using newly developed silicon carbide foams.

Energy saving room air-conditioning control using latent heat storage

The air-conditioning for buildings is becoming an increasingly important issue. Latent heat storage represents an energy-saving alternative to conventional energy-intensive technologies. This process is based on the use of a special material for phase rotation to absorb and store cold during the night, which can then be used for room cooling during the day. Highly heat-conductive graphite structures are necessary to make it possible to store and release the cold on the basis of a daily cycle. Storage modules were developed and optimized together with room air-conditioning specialists in 2004; these products will be ready for series production in 2005.

Trend Information

Slow Global economy expected in 2005

Despite considerably higher raw material prices and growing skepticism regarding the continuing economic boom in East Asia, many experts expect the global economy to continue growing in 2005 as well. The economists of the International Monetary Fund (IMF) are projecting global growth of 4.3% . While OECD forecasts call for the U.S. economy to grow by 3.3% in 2005, the greatest strength is again expected to come from East Asia. In China, according to the OECD, the economy should again grow by a considerable 8.0% despite higher raw material prices. Due to the slower increase in exports, economic growth in Japan is expected to be a considerably lower 2.1% . Based on this scenario, according to the fall expert opinion of the leading German economic research institutes, growth in Europe could stabilize at 2.3% . As was the case in 2004, SGL Carbon’s most important customer industries are expected to show a varying development in 2005, as well. The global steel market’s boom is expected continue – but on a slightly moderate level.

CG: Growth trend expected to continue

Back to Contents

     The Carbon and Graphite Business Area (CG) is expected to benefit from the confident forecasts for the steel sector in 2005. Following the close-to-full utilization of production capacities for graphite electrodes for a large part of the year as of February 2005, the fiscal year 2005 is also characterized by high capacity utilization. Similar to 2004, sales of cathodes and carbon electrodes are expected to develop on a slightly restrained level. Due to the insolvency-related supply shortage in the graphite electrode industry in the years 2002 and 2003, the already announced price increases for the principal sales product of SGL Carbon appear to be attainable. We largely hedged our European plants’ expected net position from invoiced deliveries and raw material deliveries denominated in U.S. dollars. The cost reduction initiatives SGL Excellence and SGL Ten are expected to generate considerable savings in 2005/2006. The further consolidation of the production of cathodes and blast furnace linings in Poland should also have a favorable impact. In view of this situation, in the current fiscal year we expect a modest increase in sales revenue, a further marked rise in earnings, and consequently an improved return on sales.

GS: Confidence despite uncertain forecasts

The forecasts for the Graphite Specialties Business Area (GS) involve a considerable degree of uncertainty. For example, a restrained upswing in demand in most customer industries contrasts with a potential weakening in electronics applications. Incoming orders and the order backlog both point to a moderate increase in sales revenue. Due to efforts to improve the profitability of the North American business, slight price increases and additional cost reductions, we expect operating profit of the GS Business Area to experience a double-digit growth and the return on sales to increase slightly.

SGL T: Impetuses to growth anticipated from all areas of business

We expect marked sales revenue and performance improvements in all areas of business of the SGL Technologies Business Area (SGL T) for 2005. The goal is to reach the break-even point as quickly as possible. In the Carbon Fiber business, the cooperation agreement with the Japanese precursor producer Mitsubishi Rayon is expected to ensure a greater range of products. The contract calls for long-term cooperation in technology and raw materials. The development of the brake disc business largely depends on the accelerated transfer of the pilot plant to large-scale production as well as the success of the discussions being held in this context with an automotive group. The structural and component business in the aviation and aerospace technology sector should benefit from the solid order backlog and newly acquired projects. New applications for batteries, heat storage, climate control and thermal management should generate marked impetuses to growth for our expanded graphites and industrial composites in 2005.

Marked improvement in consolidated earnings expected

Assuming that exchange rates remain stable and that no unpredictable events occur, we are forecasting a medium single-digit percentage increase in the sales revenue of the SGL Carbon Group in 2005. EBIT should rise at a clearly disproportionately high rate. This would also have a favorable impact on the Company’s cash flow, which will result in a further decline in consolidated debt. In this case, the equity ratio should improve further.

Liquidity and capital resources

The financial framework provided by our new refinancing package ensures us sufficient funds to cover peak financial requirements during the year.

Off-balance sheet arrangements

At this time we do not use ‘‘off-balance sheet financing arrangements’’, related to the securization of receivables or access to assets through special purpose entities or variable interest entities. At the end of 2002 we sold receivables to a third party finance company of €41.2 million, without any recourse. This reduced SGL Carbon’s net financial debt by about the same amount. These sales of receivables were eliminated completely by the end of 2003.

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

Back to Contents

Furthermore, the Company has provided indemnifications in connection with divestments of business entities, which protect the buyer from tax, legal, and other risks related to the purchased business entity. Provisions have been provided for in the financial statements in the event that the Company is required to make a payment under these indemnifications. In addition, provisions have also been established for the non-contingent component of the outstanding guarantees. Most of the guarantees of the Company have fixed or scheduled expiration dates, and in the Management of the Company’s experience, such guarantees are rarely drawn upon. For additional information with respect to the Company’s outstanding guarantees, see Note 25 to the Consolidated Financial Statements.

SGL has set up credit lines for guarantees in connection with the financing of project-related business in the Surface Technology and Plastics Process Technology businesses. Due to the sale of these operations as of January 6, 2005, SGL will continue to carry the credit lines existing at that date in the amount of approximately €15.6 million (December 31, 2004: €16.0 million) until each individual guarantee will expire. Furthermore, SGL made available an additional temporary credit line for guarantees through June 2005 up to a maximum amount of €5.0 million in support of new projects. The average utilization of such guarantees in the past has been less than 1%. After careful assessment of possible future utilization, we established an appropriate provision at year-end.

Rental and lease obligation relating to land and buildings, IT equipment, motor vehicles and other items of property, plant and equipment amounted to €8.6 million and €9.1 million at December 31, 2004 and 2003, respectively.

SGL has provided a guarantee to the European Commission regarding the antitrust fine imposed on graphite electrodes of €80.2 million. In April, the European Court of First Instance reduced the fine imposed in 2001 in the graphite electrode proceedings from €80.2 million to €69.1 million. The guarantee was reduced accordingly. A provision was accrued on the balance sheet to provide for the estimated payment. The major part of the guarantee obligation of €59.4 million at December 31, 2004 (December 31, 2003: €35.5 million) represent the difference between the guarantee and the accrued provision.

At December 31, 2004 and 2003 there were also call-in obligations of USD 3.8 million and USD 3.8 million for shares in an unconsolidated subsidiary.

Back to Contents

Tabular disclosure of contractual obligations

Obligations	Total	Less than	Maturing in:					After 2010

			2006	2007	2008	2009	2010
		one year

	(millions of Euro)
Term Facility A	14.6	10.0	2.5	2.1
Term Facility C	17.7	4.7	4.7	8.3
U.S: Senior Facility*	82.4	0.8	0.8	0.8	0.8	79.2
Convertible Bond	50.0	50.0
Senior notes	270.0	0.0	0.0	0.0	0.0	0.0	0.0	270.0
Other bank debt	2.0	1.3	0.1	0.1	0.1	0.1	0.1	0.2

Total bank debt ***	436.7	66.8	8.1	11.3	0.9	79.3	0.1	270.2

Acotec guarantees**	16.0	0.0	0.0	0.0	0.0	0.0	0.0	16.0
Letter of Credit Facilities**	128.3	0.0	0.0	0.0	0.0	0.0	0.0	128.3
Purchase obligations**	5.2	5.2
Operating leases**	7.7	1.7	1.1	1.0	0.8	0.8	0.6	1.7
Capital leases **	0.9	0.3	0.3	0.3
DOJ and Canadian settlements and payments	67.7	31.0	28.2	8.5
Other obligations	46.7	46.7

Total	709.2	151.7	37.7	21.1	1.7	81.1	0.7	416.2

*	$ 112,4 million converted into Euro at prevailing exchange rate of 1.364 at balance sheet date.
**	contingent liability –
***	Total bank debt do not include €(20.3) million debt financing costs that were substracted from this amount in the IFRS financial statements

For details and a description see ITEM 5 ‘‘Liquidity and capital resources’’ and the Note 25 to the financial statements.

Back to Contents

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

In accordance with the German Stock Corporation Act (Aktiengesetz), SGL has two separate boards of directors. These are the Vorstand, or Board of Management, which we refer to as our Executive Committee or Board of Management, and the Aufsichtsrat or Supervisory Board. The two boards are separate; no individual may be a member of both boards.

The Board of Management is responsible for managing our business in accordance with applicable laws and with our articles of association (Satzung).

The principal function of the Supervisory Board is to supervise the Board of Management. It is also responsible for appointing and removing the members of the Board of Management. Certain transactions, such as purchases and sales of real estate, commencement or discontinuance of business lines, the granting of guarantees, or the purchase or sale of equity interests, require the prior consent of the Supervisory Board if the transaction goes beyond our ordinary course of business. To ensure that these functions are carried out properly, the Board of Management must, among other things, regularly report to the Supervisory Board with regard to current business operations and future business planning. The Supervisory Board is also entitled to request special reports at any time. The Supervisory Board oversees our management but is not permitted to make management decisions.

The members of the Board of Management and the members of the Supervisory Board are solely responsible for and manage their own areas of competency (Kompetenztrennung). In carrying out their duties, the individual board members must exercise the standard of care of a diligent and prudent businessman. In complying with this standard of care, the boards must take into account a broad range of considerations, including the interests of SGL and its shareholders, of employees and of creditors.

As a general rule under German law, a shareholder has no direct recourse against the members of the Board of Management or the Supervisory Board in the event that they are believed to have breached a duty toward SGL. Apart from insolvency or other special circumstances, only SGL has the right to claim damages from members of either board. We may only waive these damages or settle these claims if at least three years have passed and if the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority of the votes cast, provided that opposing shareholders do not hold, in the aggregate, one tenth or more of our share capital and do not have their opposition formally noted in the minutes maintained by a German notary.

Board of Management

Since January 1, 2005 our Board of Management consists of four members (the total number is determined by the Supervisory Board) who are appointed by the Supervisory Board in accordance with the German Stock Corporation Act. Effective January 1, 2005 Sten Daugaard was appointed to the Board of Management as the successor of the Chief Financial Officer Dr. Bruno Toniolo, who retired as of the end of 2004. By mutual agreement, at the end of December 2004, Dr. Klaus Warning resigned as member of the Board of Management in order to pursue other business interests. Due to the company’s strategic reorientation, Mr. Warning will not be replaced on the Board of Management.

Pursuant to our articles of association, any two members of the Board of Management or one member of the Board of Management together with the holder of a general power of attorney (Prokura) may bind SGL.

The Board of Management must report regularly to the Supervisory Board, in particular, on proposed business policy and strategy, profitability and on the current business of the SGL Group as well as on any exceptional matters that may arise from time to time.

The members of the Board of Management are appointed by the Supervisory Board for a maximum term of five years. They may be reappointed and have their term extended for one or more terms of five years. Under certain circumstances, such as a serious breach of duty or a bona fide vote of no confidence by the shareholders’ meeting, a member of the Board of Management may be removed by the Supervisory Board prior to the expiration of his or her term. A member of the Board

Back to Contents

of Management may not attend to, or vote on, matters relating to proposals, arrangements or contracts between himself and the SGL Group.

According to our articles of association, board decisions are made by a simple majority of the votes, as long as a larger majority is not required by law. In the event of a tie, the vote of the chairman of the Board of Management is decisive. In practice, our Board of Management reaches its decisions by consensus.

The following table shows the members of our Board of Management, including the year in which they were appointed and the end of their term:

	Year
Name	Appointed	End of Term	Title	Other activities

Robert J. Koehler	1994	December 2006	Chairman of the Board of	Member of the Supervisory Board
			Management	of Benteler AG(1), Paderborn;
				Wacker-Chemie GmbH, Munich;
				Pfleiderer AG, Neumarkt; AXA
				Lebensversicherungs AG, Cologne;
				Heidelberger Druckmaschinen AG,
				Heidelberg

Sten Daugaard	2005	December 2007	Chief Financial Officer	SGL Carbon Luxemburg S.A.(1),
				Luxembourg SGL Carbon GmbH
				(1), Meitingen

Theodore H. Breyer	1999	June 2008	Member of the Board of	Member of the Supervisory Board
			Management	(within SGL Group) of HITCO
				CARBON COMPOSITES Inc.,
				Gardena, USA; SGL CARBON
				S.p.A., Milan, Italy, SGL
				CARBON S:A:, La Coruña, Spain,
				SGL CARBON LLC, Charlotte,
				USA

Dr. Hariolf Kottmann	2001	March 2007	Member of the Board of	Member of the Supervisory Board
			Management	or other Control Bodies (within
				SGL Group) of; SGL CARBON
				ASIA PACIFIC Sdn Bhd(1),
				Malaysia; SGL CARBON Japan
				Ltd.(1), Tokyo, Japan; SGL
				TOKAI CARBON Ltd.(1),
				Shanghai, China; SGL CARBON
				Far East Ltd.(1), Shanghai, China

Dr. Bruno Toniolo	1996	December 2004	Member of the Board of	Member of the Supervisory Board
			Management	or Committee other control bodies
				(within SGL Group) of SGL
				Carbon Luxemburg S.A.,
				Luxembourg; SGL CARBON S.A.,
				La Coruna, Spain; SGL CARBON
				S.p.A., Milan, Italy; SGL
				CARBON Polska S.A.(1), Ratibor,
				Poland;

Dr. Klaus Warning	1997	December 2004	Member of Board of	Member of the Advisory Board of
			Management	the Committee University of
				Ilmenau; Member of the Board of
				Management of the European
				Carbon and Graphite Association
				(ECGA), Brussels, Belgium;
				Member of the Advisory Board of
				Commerzbank in the State Hessen,
				Frankfurt am Main

(1) Chairman of the Supervisory Board.
The members of the Board of Management may be contacted at SGL’s business address.

Back to Contents

Robert J. Koehler has served as Chairman of the Board of Management since SGL’s transformation into a stock corporation in 1994. From 1992 until that time, he served as Chairman of the Board of Managing Directors of SGL CARBON GmbH. Prior to joining the SGL Group, he held various positions with the Hoechst Group. From 1989 to 1991, Mr. Koehler was Head of Corporate Planning of Hoechst AG, and from 1987 until 1989, he served as President of Hoechst Colombiana S.A. From 1985 to 1987, he was responsible for the Industrial Division of Hoechst U.K. Limited and was a member of the Management Committee. Prior to serving as Director of the Chemical Division of Hoechst U.K. Limited from 1975 to 1985, he was Product Manager of Organic Chemicals at Hoechst AG from 1971 to 1975. In addition to his activities at SGL, he also serves as a member of the supervisory boards of Benteler AG, Paderborn (Chairman); Wacker-Chemie GmbH, Munich; Pfleiderer AG, Neumarkt; Heidelberger Druckmaschinen AG, Heidelberg, AXA Lebensversicherungs AG, Cologne.

Sten Daugaard was appointed to the Board of Management as Chief Financial Officer effective January 1, 2005. He joined SGL as Executive Vice President Finance at January 1, 2004. Prior to joining the SGL Group he has served as Chief Financial Officer and Chief Executive Officer of LTU Group Holding and LTU International Airways from the year 2000 to 2003. In 1977, Mr. Daugaard joined the Den Danske Bank Kopenhagen and held various positions in Kopenhagen and in the USA until 1986, last as Head of Foreign Currency Financing Department and Treasury. From 1986 to 1988 he was Head of the Foreign Department at Nykredit and from 1989 to 1992 Management Board Member of Frankfurter Bodenkreditbank. Between 1992 and 1997, Mr. Daugaard has served as Finance Director and European Treasurer at ITT Corporation, ITT Industry Europe and ITT Automotive before he joined the SAirGroup as Corporate Treasurer from 1997 to 2000. In addition to his activities at SGL, he also serves, within the SGL Group, as Chairman of the SGL Carbon Luxemburg S.A., Luxembourg and the SGL Carbon GmbH , Meitingen.

Theodore H. Breyer was appointed to the Board of Management in 1999. In addition to this appointment, he took over the responsibility for the global Carbon and Graphite business area effective January 1, 2002. In 1970, Mr. Breyer joined the Caltex Petroleum Corporation. Between 1974 and 1995, Mr. Breyer held various positions at Hoechst Celanese, most recently as Vice President and General Manager for Bulk Pharmaceuticals Products of the Specialty Chemicals Group. In 1995, Mr. Breyer joined the SGL Group. From 1997 to 1999, Mr. Breyer served as Chairman of our Carbon and Graphite North America business unit. In addition to his activities at SGL, he also serves, within the SGL Group, as a member of the supervisory boards of HITCO CARBON Composites Inc., Gardena, USA and SGL CARBON LLC, Charlotte, USA.

Hariolf Kottmann was appointed as a member of the Board of Management in 2001. In addition to this appointment, he took over the responsibility for our global Graphite Specialties business area effective January 1, 2002. Prior to joining the SGL Group, Mr. Kottmann acted as Executive Vice President of Celanese Ltd. (Dallas, Texas). Mr. Kottmann has also held several management positions as divisional head of research and development, divisional head of production and head of divisions with Hoechst AG or affiliated companies. In addition to his activities at SGL, he also serves, within the SGL Group, as chairman of the supervisory boards of SGL ACOTEC GmbH, Siershahn, SGL CARBON ASIA PACIFIC Sdn. Bhd., Malaysia, SGL CARBON Japan Ltd., Tokyo, Japan, SGL TOKAI CARBON Ltd., Shanghai, China, and SGL CARBON Far East Ltd., Shanghai, China.

     Bruno Toniolo was appointed as a member of the Board of Management in 1996 and has been responsible for finance and accounting until his retirement at December 31, 2004. Between 1992 and 1995, he served as Chairman of our Carbon and Graphite Europe business unit and was Managing Director of SGL CARBON S.p.A., Italy. Prior to joining the SGL Group in 1983, he held positions as Controller and Treasurer at Singer S.p.A. and Kodak S.p.A. in Italy. In addition to his activities at SGL, he also serves, within the SGL Group, as a member of the supervisory boards of SGL CARBON S.A., La Coruna, Spain, SGL CARBON S.p.A., Milan, Italy, SGL Carbon Luxembourg S.A., Luxembourg as well as Chairman of the Supervisory Board of SGL CARBON Polska S.A., Ratibor, Poland.

Klaus Warning was appointed as a member of the Board of Management in 1997 and has been responsible for our SGL Technologies business area. Prior to joining the SGL Group, he acted as a member of the board of management and Senior Vice President of Hoechst Celanese Corp. in the

Back to Contents

United States. Mr. Warning has also held several management positions, including in research and development, with Hoechst AG. In addition to his activities at SGL, he also serves, within the SGL Group, as a member of the advisory board of the University of Illmenau, as member of the Board of Management of the European Carbon and Graphite Association (ECGA), Brussels, Belgium and as a member of the advisory board of Commerzbank in the State of Hessen, Frankfurt am Main. By mutual agreement, at the end of December 2004, Mr. Warning resigned as member of the Board of Management in order to pursue other business interests. Due to the company’s strategic reorientation, Mr. Warning will not be replaced on the Board of Management.

Other Senior Management

The table below sets forth the SGL Group’s senior executive officers, the year they were appointed and their positions within the SGL Group::

	Year
Name	Appointed	Management Position

Armin Bruch	2005	Carbon and Graphite business unit
Dr. Hans-Joachim Bühler	2004	Managing Director – SGL Acotec Corrosion
		Protection business unit (until 01/05)
Reinhard Damerow	1992	Group Coordination – Treasury (until 04/04)
Sten Daugaard	2004	Executive Vice President – Finance (until 12/04)
Britta Döttger	2004	Group Coordination – Treasury (since 10/04)
Wilhelm Hauf	2001	Group Coordination – Accounting
Dr. Joachim Heins-Bunde	1992	Group Coordination Corporate Planning
Dr. Konstantin Krämer	2004	Managing Director – SGL Acotec Corrosion
		Protection business unit (until 01/05)
Gernot Hochegger	1997	Graphite Specialties Europe business unit
	2002	Managing Director – SGL Technologies (until 12/04)
Helmut Mühlbradt	1989	Group Coordination – Human Resources and Legal
Christian Pagel	2004	Corporate Business Systmens (since 12/04)
Dr. Jan Verdenhalven	2001	Managing Director – SGL Technologies
Thomas Werner	2000	Group Coordination – Information Services
		(until 11/04)
Dr. Gerd Wingefeld	2005	Graphite Specialties business unit

Mr. Bruch was appointed Chairman of the Carbon Graphite business unit at January 1, 2005. He has joined SGL as Head of Commercial of Carbon Graphite business unit in 2001. Prior to joining the SGL Group he has held various positions in marketing, sales and general management at Celanese and in the Hoechst Group.

Mr. Bühler joined SGL as Managing Director of SGL Acotec and Head of Business Line Surface Protection of the Corrosion Protection business unit in January 2004. He resigned from this position on January 6, 2005. Prior to joining the SGL Group he held various managing positions in the construction as well as in the chemicals industry.

Mr. Damerow joined SGL as Head of Finance and Accounting in 1992. In 2001 he took over the newly formed position as Head of Group Treasury until April 2004. Prior to joining the SGL Group, he held the position of Head of the Securities Department of Hoechst AG.

Mr. Daugaard joined SGL as Executive Vice President Finance at January 1, 2004. He held this position until his appointment as Chief Financial Officer at January 1, 2005 Prior to joining the SGL Group he has worked in different treasury and general manager positions in general banks and in the manufacturing industry, as well as in the automotive and airline industry in Europe and the United States.

Ms. Döttger joined SGL as Head of Group Treasury on October 1, 2004. Prior to joining the SGL Group she held the position as Head of Finance at Fraport AG and has served several years in various positions at Deutsche Bank AG, e.g. as credit analyst and account manager.

Back to Contents

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

Mr. Hochegger was appointed Chairman of the Graphite Specialties Europe business unit in 1997. From 1995 until 1997, he was Chairman of the Specialty Graphite business area, and prior to that position, he served as Chairman of the Specialty Graphite North America business unit. Mr. Hochegger joined the SGL Group in 1965 and has served in various research, marketing and general management positions. Effective January 1, 2002, Mr. Hochegger was appointed Managing Director of SGL Technologies. He held this position until his retirement at the end of 2004.

Mr. Krämer was appointed Managing Director of SGL Acotec at the beginning of January 2004 and resigned from this position on January 6, 2005. He joined the SGL Group in 2001 as Head of Corporate Development. Prior to joining the SGL Group, Mr. Krämer held positions as project manager and practice group leader in the consulting company McKinsey.

Mr. Mühlbradt joined SGL as Head of Human Resources and of the Legal Department in 1989. Prior to joining the SGL Group, he held similar positions with other companies of the Hoechst Group.

Mr. Pagel was appointed Head of Corporate Business Systems at December 1, 2004. He joined SGL as Head of Information Technology at SGL Acotec in October 2003. Prior to joining the SGL Group he held various positions as IT strategy and IT management consultant at Deloitte & Touch, Berentzen Group AG and CCE AG. Most recently he was the Managing Director at Edding Informationstechnologie GmbH.

Mr. Verdenhalven was appointed Managing Director of SGL Technologies in May 2001. He joined the SGL Group in March 2000 as Head of Corporate Controlling and Development. Prior to joining the SGL Group, he held several management positions with Hoechst AG and a consulting company.

Mr. Werner joined the SGL Group as Chief Information Officer in 2000 and held this position until November 2004. Prior to joining the SGL Group, he held similar positions including operations research with other international companies.

Mr. Wingefeld was appointed Chairman of the Graphite Specialties Business Unit at January 1, 2005. He joined SGL as Head of Global Business Line Feedstock within the Graphite Specialties business area in 2001. Prior to joining the SGL Group he held various positions in research & development, production, operation and manufacturing at Celanese and in the Hoechst Group.

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

Back to Contents

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

The following table shows the current members of our Supervisory Board, the years in which they were first elected to the Supervisory Board of SGL or its predecessor companies, and their principal occupations:

	Year first	End of
Name	appointed	term (1)	Other activities

Max Dietrich Kley	2004	2008	Former Member of the Board of Management of BASF
(Chairman since September 17, 2004)			AG, Ludwigshafen; Chairman of Börsensachver-
			ständigenkommission (BSK); President of
			Deutsches Aktieninstitut e.V., Frankfurt/Main (DAI);
			Member of the Board of Trustees of the International
			Accounting Standards Committee Foundation (IASCF);
			Supervisory board memberships: BASF AG, Ludwigshafen;
			Bayerische Hypo- und Vereinsbank AG, Munich;
			InfineonTechnologies AG (2) , Munich; Schott AG, Mainz;
			Heidelberg Cement AG, Heidelberg)
Prof. Dr. rer. nat. Utz-Hellmuth	1992	2008	Chairman of the Board of Management of Degussa AG
Felcht			Düsseldorf; Member of the Management Board of RAG
(Chairman until September 17, 2004)			AG Essen; Internal board memberships: Goldschmidt AG(2)
			Essen (until December 31, 2004) ; SKW Metallurgie AG(2)
			Torstberg (until December 31, 2004) ; RÜTGERS AG
			Essen(2) (until December 31, 2004); RAG Coal International,
			Essen; STEAG AG, Essen ; Degussa Corporation USA(2) ;
			Degussa (China) Co. Ltd.(2) ; External board memberships:
			Gerling-Konzern Vesicherungs-Beteiligungs AG, Cologne
Heinz Schroth(3)	1988	2005	Industrial sales manager, SGL Carbon GmbH
(until April 27, 2005)
Peter Fischer(3)	1993	2008	Attorney, SGL CARBON Aktiengesellschaft
Dr.-Ing. Claus Hendricks	1996	2008	Former Member of the Management Board of Thyssen
			Krupp Stahl AG Duisburg; Internal board memberships:
			Edelstahlwerke Witten-Krefeld GmbH, Witten; External
			board memberships: Pro Lean Consulting AG Düsseldorf;
			Schumag AG(2) , Aachen; TSTG GmbH, Duisburg
Hansgeorg B. Hofmann	1996	2004	Banker, self-employed entrepreneur; Great Britain ;
(until April 30, 2004)			Equinet AG Frankfurt/Main(2)
Juergen Kerner(3)	2002(4)	2008	Authorized representative of IG Metall, administrative
			center Augsburg; External board memberships: Member of
			the Supervisory Board of Fujitsu-Siemens Computers
			GmbH (until October 2004); IWKA Aktiengesellschaft
			Karlsruhe; MAN B&W Diesel AG, Augsburg
Dr.-Ing. Hubert H. Lienhard	1996	2008	Member of the Management Board of Voith AG,
			Heidenheim; Internal Board memberships: Voith Turbo
			Beteiligungs GmbH Heidenheim; Voith Paper Holding
			Verwaltungs GmbH, Heidenheim; Voith Siemens
			Hydro Power Generation Ltda., São Paulo, Brasil; Voith
			Siemens Hydro Power Generation Shanghai Ltd.; Shanghai,
			China; Voith Siemens Hydro Power Generation Inc., York,
			PA/USA; External board memberships: Sulzer AG,
			Winterthur, Switzerland
Jacques Loppion	1993	2008	Former President du Conseil d’Administration Groupe
			SNPE S.A., France (retirement since end of May 2004) ;
			External board memberships: Algeco S.A., Paris, France
			(until September 2004) ; Groupe Gascogne, Saint-Paul-les-
			Dax, France, S.A.I. Golf, Saint-Nom-la Bretèche, France ;
			KME AG, Osnabrück
Josef Scherer(3)	2003	2008	Chemical laboratory worker, SGL CARBON GmbH

Back to Contents

	Year first	End of
Name	appointed	term(1)	Other activities

Edelbert Schilling(3)	2003	2008	Technician, SGL ACOTEC GmbH
Andrew H. Simon(6)	1998	2008	Advisor and Member of the Supervisory Board of several
			companies; External board memberships: Member of the
			Supervisory Board of Kaffee Partner Holding GmbH(2))
			Osnabrück; Associated British Ports plc., London, United
			Kingdom; Brake Bros, Ltd., United Kingdom; Ashford
			Dalkia UK plc, London, United Kingdom; Finning
			International Inc., Vancouver, Canada
Heinz Will,(3) (since April 27, 2005)			Electrician SGL Carbon GmbH
Hans-Werner Zorn(3)	2003(5)	2008	Mechanical technician, SGL CARBON GmbH

(1)	Terms end upon the adjournment of the annual shareholders’ meeting held in the year indicated.
(2)	Chairman
(3)	Employee representatives.
(4)	Appointed on September 13, 2002.
(5)	Appointed on February 27, 2003.
(6)	Financial Expert of Audit Committee

The members of the Supervisory Board may be contacted at the Company’s business address.

Committees

For the purpose of handling complex issues, the Supervisory Board establishes various committees in line with and on the basis of our articles of association. The Supervisory Board has established a Codetermination Committee, a Personnel Committee, an Ad-hoc Committee, an Audit Committee, a Strategy Committee, a Refinancing Committee and a Technology Committee. The Supervisory Board may, at its own discretion, establish, permanently or temporarily, other committees. In its resolutions regarding the establishment of other committees, the Supervisory Board is required to expressly outline the tasks of the new committee and its composition and to state whether the new committee shall be entitled to pass resolutions.

The Supervisory Board has established an Audit Committee that has primarily an advisory function. The Audit Committee deliberates on the annual financial statements and proposes the financial statements to the entire Supervisory Board. In addition, the Supervisory Board, upon proposal of its chairman, may resolve that the Audit Committee in its stead give the necessary approval (pursuant to article 3 para. 6 and 7 of the articles of association) for an increase of authorized capital. After discussion with senior management the Audit Committee also prepares the selection of the auditors, who is approved by decision of the annual meeting of the shareholders. In addition to these other tasks, the Audit Committee also determines additional points of emphasis in connection with the audit of financial statements that can expand the scope and object of the audit prescribed by law. The committee also makes certain arrangements with the auditors, makes proposals pertaining to the auditing mandate and to the fee for the preparation of the consolidated and statutory financial statements, deals with questions of risk management, and prepares the discussion of the Board of Management’s report on allocation of charitable donations that exceed €10,000. The members of the Audit Committee are Andrew Simon (chairman), Utz-Hellmuth Felcht (until September 2004), Max Dietrich Kley (since September 2004) Juürgen Kerner and Heinz Schroth. Mr. Andrew Simon is the financial expert of the Audit Committee.

All compensation paid by SGL to members of the Board of Management must be approved by the Personnel Committee. The Personnel Committee comprises three members who meet four times per year or as and when required. The chairman and the vice-chairman of the Supervisory Board are permanent members of the committee. The third member is a member of the Supervisory Board who represents the shareholders and who is elected into the committee by the other members of the Supervisory Board. The members of the Personnel Committee are Utz-Hellmuth Felcht , Max Dietrich Kley (since April 30, 2004), Hansgeorg Hofmann (until April 30, 2004) and Heinz Schroth.

Compensation

We have entered into service agreements with all current members of the Board of Management. These agreements generally provide for a base salary, an annual bonus plan, a pension plan and fringe benefits. For a discussion of the stock option and similar plans in which the management of

Back to Contents

the SGL Group participates, see ‘‘- Management and employee incentive plans.’’ We believe that the service agreements between SGL and the members of the Board of Management provide for payments and benefits upon termination of employment that are in line with customary market practices. The remuneration of the Board of Management and the number of shares held are as follows:

	Base salary	Bonus	SGL shares	Stock Options
			held	2000 to 2004
	T€	T€	no.	no.

R. J. Koehler	424	0	30,220	120,000
T. H. Breyer	294	0	17,304	72,000
Dr. H. Kottmann	294	0	15,522	57,000
Dr. B. Toniolo	294	0	10,763	72,000
Dr. K. Warning	294	0	7,782	72,000

Total	1,600	0	81,591	393,000

For fiscal year 2004, the expensed remuneration of the Board of Management amount to a total of €2.9 million including payments in kind and bonuses, which are to be paid in 2005. Moreover, the premature termination of the Board of Management contract of Dr. Warning resulted in non-recurring expenses of € 1.6 million. A deferred compensation plan was paid to Dr. Toniolo in connection with his scheduled retirement. In addition, we paid €0.1 million to retired members of the Board of Management or their surviving dependents. Pension provisions for these persons were €1.1 million as of December 31, 2004. The active members of the Board of Management hold shares in SGL CARBON AG as part of their private assets. At December 31, 2004, these totaled 68,179 shares and 40,238 ADRs, corresponding to a total of 81,591 shares.

The aggregate amount of compensation paid by SGL to its senior executive officers who held office in 2004 (excluding members of the Board of Management;) was €1.9 million.

The members of the Board of Management also receive a variable compensation component in the form of rights under management incentive plans (see also Note 31). The Board of Management’s stock options include option rights from the Stock Option Plan, granted from 2000 to 2004 and not yet expired. Beginning in fiscal year 2005, stock options granted since fiscal year 2003 must be treated as an expense in accordance with IFRS 2. The corresponding measurement of the stock options is based on a binominal model using SGL Carbon-specific measurement parameters. The members of the Board of Management were granted a total of 68,000 options in an aggregate value of €273,000 in 2003 (€4.01 per option) and in 2004 a total of 68,000 options in an aggregate value of €418,000 (€6.15 per option). The values of these stock options will differ from these theoretical option values at the time they are exercised and may be either higher or lower.

The settlement of the Matching Shares Plan of 2002 resulted in a payment to the members of the Board of Management of €198,000 in 2004. For the Matching Shares Plan of 2003, which will be exercised in 2005, a provision was established for a total of €156,000 for the members of the Board of Management. The established provisions in connection with the Long-Term Cash Incentive Plan (LTCI) for 2004 amount to €426,000 for the members of the Board of Management.

Back to Contents

The total remuneration paid to the members of our Supervisory Board amounted to €0.4 million. In 2004, the following amounts were payable:

	Base	Additional
in T€	remuneration	remuneration	Total

Prof. Dr. rer. nat. Utz-Hellmuth Felcht Chairman ( until
Sep. 17, 2004), Member (since Sep. 17, 2004)	40.0	14.8	54.8
Max Dietrich Kley Chairman (since Sep. 17, 2004)
Member (since April 30, 2004)	0.0	4.3	4.3
Heinz Schroth Deputy Chairman	26.7	14.7	41.4
Franz Schaffer (until April 30, 2003)	10.0	0.0	10.0
Peter Fischer	20.0	0.8	20.8
Dr.-Ing. Claus Hendricks	20.0	6.8	26.8
Hansgeorg B. Hofmann (until April 30, 2004)	20.0	4.3	24.3
Jürgen Kerner	20.0	6.8	26.8
Dr.-Ing. Hubert Lienhard	20.0	4.6	24.6
Jacques Loppion	20.0	2.6	22.6
Lutz Mühring (until April 30, 2003)	6.7	0.0	6.7
Josef Scherer (since April 30, 2003)	13.3	4.8	18.1
Bert Schilling (since April 30, 2003)	13.3	2.8	16.1
Andrew H. Simon	20.0	8,8	28.8
Hans-Werner Zorn (since Feb. 27, 2003)	16.9	6.7	23.6

Total	266.9	82.8	349.7

Additional remuneration results from attendance compensation as well as compensation for committee activities. The basic remuneration of Supervisory Board members appointed for the first time in 2004 will be paid in 2005.

In addition, as of December 31, 2004, the members of our Supervisory Board held an aggregate number of 6,255 shares of SGL CARBON AG and 6,400 options to purchase shares of SGL CARBON AG (this concerns only the employee representative members of the Supervisory Board, who participate in the management and employee share incentive plans of SGL).

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

Management Incentive Plans

At present, we maintain a total of six different management and employee incentive plans. The Long- Term Incentive Plan, which was introduced in 1996, originally consisted of the Stock Appreciation Rights Plan (the ‘‘SAR Plan 1996’’) and the Long Term Cash Incentive Plan (the ‘‘LTCI Plan’’). While the exercise period of the SAR Plan will not end before 2006, the LTCI Plan with a maturity of three years already expired on December 31, 1998. The last LTCI Plan was valid for the period 2002-2004 (the ‘‘LTCI Plan 2002-2004’’). Since 1996, a Share Ownership Plan has been set up each year for all non-exempt employees of SGL Group in Germany and Austria. This plan was suspended in the fiscal year 2003 in connection with the capital increase implemented at the beginning of 2004. Furthermore, our annual general meeting on April 27, 2000 resolved on the introduction of a Share Plan (also called Matching Shares Plan) and a Stock Option Plan. The Share

Back to Contents

Plan was introduced in March 2001. The Stock Option Plan, implemented in July 2000, replaced the SAR Plan as its successor, whose vesting period ended in 2001, and has a maturity of five years. As a successor plan for the stock option plan that expired at the end of 2004, the Annual General Meeting appoved on April 30, 2004 the introduction of a Stock Appreciation Rights Plan (‘‘SAR Plan 2005’’) for Board of Management and the top three management levels. The plan provides for the issue of SARs beginning on January 1, 2005 whose increase in value provides their holders with the right to subscribe to shares of SGL.

Stock Appreciation Rights Plan 1996 (SAR-Plan)

Under the SAR Plan, the members of the Board of Management and certain managers of the SGL Group have been granted stock appreciation rights (‘‘SARs’’). Each SAR represents (i) with respect to a participant who is a member of the Board of Management, the right to receive an amount equal to the difference between the average share price as officially quoted on the Frankfurt Stock Exchange on March 16 of the year in which the option is exercised and the respective exercise price, which, ranges from €28.29 to €97.52 (after dilution-related adjustments due to the capital increase implemented at the beginning of 2004) and (ii) with respect to a participant who is an employee of the SGL Group, the right to purchase one share at the respective exercise price.

One SAR is equivalent to one share. The total number of shares associated with the SAR Plan is 840,500, which represents approximately 3.79% of all shares outstanding. SARs representing a total of 781,200 shares have been allocated to the members of the Board of Management and 60 senior managers as of January 1, 2004. Of these SARs, 637,350 had been exercised as of December 31, 2004.

Under the SAR Plan, an option representing a specific number of SARs, as determined by the Board of Management, or by the Supervisory Board if the participant was a member of the Board of Management, was allocated to each participant at the beginning of the SAR performance cycle (January 1, 1996 – December 31, 2000) (an ‘‘SAR Option’’). The SARs allocated via this SAR Option vested within the vesting period (January 1, 1997 – January 1, 2001) in 5 equal annual installments of 20% each year on January 1 for the preceding financial year. Each vested SAR can be exercised during the period from March 1 to March 15 of each year, but no later than March 15, 2006, or upon termination of service (as described below).

From the net proceeds derived from the exercise of an SAR Option by a member of the Board of Management, an amount that equals 15% of the gross profit must be applied by the participant for the purchase of the shares in the stock market. For this purpose, we will instruct a financial institution to acquire the shares for the account and in the name of the member of the Board of Management. SGL or the relevant consolidated subsidiary will provide the financial means to effect the purchase directly to the financial institution from the participants’ funds derived from the exercise of the SAR. The financial institution will retain these shares on behalf of the member of the Board of Management for the next twelve months. The remaining net proceeds will be paid to the member of the Board of Management.

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

     If the employment of a participant in the SAR Plan with the SGL Group terminates due to disability, death or termination without cause within one year of a change in control, any vested or non-vested SAR will be deemed exercised as of the date of separation from company. In the case of termination for cause, the participant’s right to exercise any SAR lapses. The Supervisory Board, at its own discretion and in accordance with the applicable law, may decide that the participant can exercise the vested SARs insofar as they part could have been exercised on the date of termination and were not exercised previously. In the case of retirement, termination without cause, or voluntary termination of employment, the participant’s right to exercise any non-vested SAR terminates and the SAR lapses. Vested SARs are deemed exercised on the date of separation from the company to the extent that they were exercisable at the date of termination of employment and were not exercised

Back to Contents

previously. If the employment of a participant who is a member of the Board of Management terminates voluntarily without dispute within one year of a change in control, all SARs will be deemed exercised on the date of separation from company.

Long-Term Cash Incentive Plan (LTCI Plan) 2002-2004

Under the LTCI Plan 2002-2004, the members of the Board of Management and 36 senior managers are granted cash awards by SGL subject to the achievement of certain performance targets over a three-year period. The current plan period is 2002 through 2004. The maximum aggregate award is A7.8 million.

The performance target that the SGL Group must reach in order for participating senior managers and Board of Management members to be entitled to the maximum award under the LTCI Plan was set at a 2.3 to 1 ratio of net debt to EBITDA. The minimum requirement for the payment of any bonus is a ration of 3.6 to 1. The committee that is responsible for the administration of the LTCI Plan 2002-2004 may change these performance targets at the beginning of any year. The minimum requirement for a bonus payment was a ratio of 3.6 to 1.

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

In relation to the means of calculation, the Supervisory Board meeting on December 5, 2003 specified that any capital increase implemented is to be neutralized in the calculation of the performance target. The meeting of the Board of Management on December 22, 2003 also approved the same measure for senior management. Overall, a total of € 1.2 million was deferred for possible bonus payments to the members of the Board of Management and senior management during the fiscal year.

Share Ownership Plan

Under the terms of the Share Ownership Plan, in November all of SGL’s employees in Germany and Austria were granted the right to acquire 23, 45 or 57 shares at a price of € 7.24 per share for the first 23 or 45 shares (basic offer) as well as at a price of €8.24 for the remaining 12 shares (supplementary offer). A total of 770 employees, representing 24% of those authorized under the plan, participated, acquiring a total of 36,434 shares. These shares are issued out of authorized capital following a capital increase, which for technical reasons can only be implemented in March 2005. Shares issued under the basic offer are subject to an internal company two-year lock-up period up to November 30, 2006; shares issued under the supplementary offer are subject to a one year lockup period up to November 30, 2005.

Back to Contents

Share Plan/Matching Shares Plan

In March 2001, we implemented a share plan (the ‘‘Share Plan’’) for the members of our Board of Management and the top three levels of management below the Board of Management. Under the plan, participants may invest up to 50% of their annual bonus in shares of SGL. If they hold these shares for at least two years, they will receive the same number of shares (the matching shares) in return for payment of a special bonus in a corresponding amount.

Our Share Plan was adopted by our shareholders at the annual general meeting of shareholders held on April 27, 2000 and went into effect on March 31, 2001. Originally, a maximum number of 250,000 new shares was reserved out of authorized capital for implementation of the Matching Shares Plan. At the end of March 2004, 22,895 new shares were granted from authorized capital out of the capital increase to those members of senior management and executive staff participating in the Share Plan during 2002; a total of 18,260 outstanding shares, acquired in the stock market, were granted to members of the Board of Management. The value of the matching shares amounted to €8,72 per share on the reporting date of March 25, 2004, which was regarded as compensation on which the individual plan participants paid taxes. The net amount corresponding to number of matching shares was transferred to the individual securities accounts of the participants. Participants could subsequently freely dispose of these net matching shares as well as shares vested from 2002, whose two-year lock-up period expired on March 31, 2004.

Of the authorized capital made available by the Ordinary Annual General Meeting in 2000 of 250,000 new shares, 43,403 new shares were issued in connection with settlement of the Share Plan 2001 in 2003 and of the Share Plan 2002 in 2004.

Following the refinancing package of the SGL Carbon Group, which was implemented in 2004, and corresponding adjustment of authorized capital by the Ordinary General Meeting on April 30, 2004, a total of 350,000 new shares are now available to service future share plans.

However, during fiscal year no new share plan was offered, since due to the relinquishment by the members of the Board of Management and by the top three senior management levels below the Board of Management to their annual bonus for 2003, which otherwise would have been paid out in March 2004, the basis for the purchase of shares under the Share Plan 2004 was not applicable.

The Supervisory Board administers the plan for the members of the Board of Management. Under the Share Plan, the Supervisory Board is authorized to grant shares in SGL to members of our Board of Management. The Board of Management administers the Share Plan for our senior managers and for the senior managers and officers of consolidated companies. Furthermore, under the Share Plan, the Board of Management is authorized to select, in it own discretion, those senior managers of the Company as well as those members of the management and senior managers of consolidated companies who shall participate in the Share Plan. Level 1, 2 and 3 senior managers of SGL and its consolidated companies selected by the Board of Management and members of the Board of Management selected by the Supervisory Board may participate in the plan on a voluntary basis.

In order to participate in the plan, the selected employees and members of the Board of Management must acquire shares in the stock market in an amount not exceeding 50% of their bonuses under our annual bonus plan at the relevant current price of the shares in the XETRA securities trading system on the Frankfurt Stock Exchange prior to the start of the plan. The shares acquired in the stock market are held for the participants in a blocked custody account for a two-year lock-up period. The participants may not dispose of the shares during the lock-up period in order to retain their entitlements to be granted matching shares at the end of the plan (as described below).

After the lock-up period, SGL will grant each participant a number of new matching shares from authorized capital (or, for the members of the Board of Management, from a repurchase of shares) in an amount equal to the number of shares held for the benefit of each participant in the blocked custody account. The contribution in kind by the participants is a claim for the bonus payment payable at the end of the lockup period. After the end of the lock-up period, the participants receive the released shares and the matching shares.

Back to Contents

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

The Supervisory Board will administer the plan for the members of our Board of Management. Under the Stock Option Plan, the Supervisory Board is authorized to grant options on shares to members of the Board of Management. The Board of Management will administer the Stock Option Plan for approximately 150 senior managers and officers of SGL and its consolidated companies. For this purpose, under the Stock Option Plan, the Board of Management is authorized to grant options to those senior managers as it determines, and to members of the management and senior managers of its consolidated companies. In each case, the Supervisory Board or the Board of Management, will offer and transfer new shares upon exercise of the options out of the conditional capital created for that purpose.

The stock options will be allocated as follows:

•	Board of Management up to 30%;

•	senior managers of the Company up to 20%;

•	members of management of consolidated companies up to 20%; and

*	remaining senior managers of consolidated companies up to 30%.

If any of the groups mentioned above is not granted its maximum number of options, the remaining options may be cumulatively distributed to the participants in the next or previous group, in addition to the maximum number of options that are distributed to that group, to the extent that the total volume of subscription rights are exhausted. The Board of Management or, to the extent that members of the Board of Management are affected, the Supervisory Board, will decide on the allocation of any remaining options.

However, no more than 30% of the available options may be distributed to members of the Board of Management.

The options have a term of ten years starting on the date of grant and will expire, without compensation, if they are not exercised before this period elapses.

The options may not be exercised until a two-year qualifying period has elapsed, which period begins on the day following the date of grant, resulting in an exercise period of eight years. During the exercise period, exercise of the options is possible only on trading days during defined trading windows. For each tranche of options, there will be two trading windows of ten days in which options may be exercised following our public reporting dates. These trading windows will be determined by the Supervisory Board if members of the Board of Management are granted options, and by the Board of Management for options granted to the remaining participants.

Options may be exercised only if the SGL Group has met its performance target at the time the options are exercised. The performance target is the increase in the total shareholder return of the shares. The Stock Option Plan defines total shareholder return as the share price plus reinvested

Back to Contents

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

     The conditions of the Stock Option Plan provide protection against dilution. Accordingly, the exercise price of the options is reduced if prior to maturity of the options the share capital of SGL Carbon AG, though the issue of new shares with the granting of subscription right to the shareholders, is increased by an amount that is calculated based on the average price on the Frankfurt Stock Exchange on all trading days of the subscription rights to which shareholder are entitled. The average price of the subscription rights to new shares during the subscription period for the capital increase approved by the Extraordinary General Meeting on January 15, 2004 was €4,74.

     The number of options granted, and their respective strike prices before and after dilution-related adjustments due to the capital increase implemented at the beginning of 2004, are as follows:

*	as of July 3, 2000, 234,500 options were granted to the members of the Board of Management and 151 senior managers at a strike price of €72.45, after adjustment for dilution the exercise price is now €67.71;

*	as of January 16, 2001, 257,000 options were granted to the members of the Board of Management and 155 senior managers at a strike price of €57.82, now €53.08;

*	as of January 16, 2002, 261,000 options were granted to the members of the Board of Management and 170 senior managers at a strike price of €25.00, now €20.26;

*	as of August 12, 2002, 247,000 options were granted to the members of the Board of Management and 154 senior managers at a strike price of €17.65, now €12.91; and

*	as of January 16, 2003, 258,500 options were granted to the members of the Board of Management and 168 senior managers at a strike price of €8.35, now €3.61.

*	as of January 16, 2004, 254,000 options were granted to the members of the Board of Management and 161 senior managers at a strike price of €13.43, now €8.69.

     Overall, a total of 1,512,000 options were granted to participants under the Stock Option Plan, of which 186,000 options expired without compensation as a result of the termination of the employment relation ship of plan participants due to employee turnover. The 1,326,000 options outstanding have therefore not yet been exercised.

Stock Appreciation Rights Plan 2005 (SAR Plan 2005)

     The SGL shareholders approved the SAR Plan 2005 at the Ordinary General Meeting of April 30, 2004. This plan provides for the granting of stock appreciation rights (SARs), whose appreciation of value entitles those entitled to participate to subscribe to the Company’s shares. A maximum of up to 1,600,000 new shares from a contingent capital increase against contribution in kind has been provided to service the SAR Plan 2005. The SARs may be issued through the end of 2009. The SAR Plan 2005 went into effect on January 1, 2005.

Back to Contents

The Supervisory Board administers the plan for the members of the Company’s Board of Management. In accordance with the SAR Plan, the Supervisory Board is authorized to grant SARs to the members of the Board of Management. The Board of Management administers the SAR Plan for approximately 150 members of senior management, the executive staff of the Company and of members of its consolidated subsidiaries and is authorized to grant these SARs.

Of the total of 1,600,000 subscription rights that can be granted to those entitled to receive SARs, a maximum of 30% may be to members of the Board of Management of SGL CARBON Aktiengesellschaft, with a maximum of 20% to those participating in the SAR Plan who are members of the senior management of affiliated companies. Other members of senior management of SGL CARBON Aktiengesellschaft and of affiliated companies participating in the SAR Plan have access to the remaining 50% of the subscription rights. To the extent that the subscription rights of the members of the Board of Management of the Company or of the senior management of the affiliated company who participate in the SAR Plan do not fully use up the above-mentioned shares, these subscription rights may be granted to the other members of senior management of the Group. Those entitled to participate who belong to more than one of the above-mentioned groups may only receive subscription rights as a member of one of the groups and from the share of the subscription rights that is provided for that particular group.

Those entitled to SARs may participate in a rise in the price of SGL shares during the period between the granting of the SARs and their exercise. A SAR entitles the participant to require from the company the grant of a variable remuneration amounting to the difference (‘‘appreciation of value’’) between the price of the SGL shares at the time the SAR is granted (‘‘striking price’’) and at the time the SAR is exercised (‘‘exercise price’’) plus dividends paid during this period by the Company and the value of subscription rights, and to subscribe to the number of SGL shares at the exercise price whose market price corresponds to the appreciation of value. One SAR grants those entitled to participate the right to subscribe to a fraction of a new SGL share that results from dividing the appreciation of value by the exercise price, but only up to a maximum of one SGL share.

The striking price is calculated based on the average closing prices of SGL shares for the last 20 stock market trading days in the XETRA securities trading system or in a successor system before the day on which the SAR is granted. The exercise price is calculated in the same manner as the striking price, however with reference to the last 20 stock market trading days before the day the SAR is exercised rather than to the last 20 stock market trading days before the day the SAR is granted.

The SAR has a term to maturity of up to ten years, beginning at the grant date. The SAR expires without compensation if it is not exercised during its term.

The granting of the SAR to those entitled to participate may only occur within defined annual periods – the so-called ‘‘reference windows.’’ A reference window may be a period of up to ten stock market trading days following, respectively, the fiscal year-end or the disclosure of the SGL Carbon Aktiengesellschaft for its first, second or third quarter results.

A SAR that has been granted may be exercised at the earliest after expiration of a waiting period of two years calculated beginning at the time the SAR is granted (‘‘waiting period’’) and only during defined periods (‘‘exercise window’’). Exercise windows are open for a period of up to ten stock market trading days, beginning on the day following the Company’s disclosure of its financial results for the first, second and the third quarters.

Furthermore, a SAR may only be exercised, if after the expiry of the waiting period at the beginning of the exercise window, the targets set out in the SAR conditions have been met. For 75% of the SARs granted to each of those entitled to participate, the target is the increase in total shareholder return (‘‘TSR’’) of a SGL share (‘‘absolute performance target’’). Only a relative target is applicable for the remaining 25% of the SARs. This portion of the SAR may only be exercised if the development of the SGL share corresponds at least to the development of the MDax.

The TSR is defined as the absolute rise of the SGL share price between the time the SAR is granted and the time it is exercised plus the dividends paid by the Company during this period and

Back to Contents

the value of the subscription rights. The target is met if the TSR has reached at least 15% of the striking price.

The relative performance target is defined as the relative rise of the SGL share price between the period when the SAR is granted and is exercised plus dividends paid by the Company during this period and the value of subscription rights compared with the development of the benchmark index during the same period. The benchmark index is the MDax of the German Stock Exchange (Deutsche Boürse), or a substitute index representing mid-cap values. For the target to be met, the development of the relative rise of the SGL share price must be at least equivalent to the benchmark index.

If one of the two performance targets in an exercise window is not met, only those SARs may be exercised whose target is met; the SARs whose target is not met during the exercise window, may be exercised during a later exercise window of the exercise period if the target is then met.

Finally, in exercising their SARs-related shares, those entitled to participate must hold at least that number of shares of SGL Carbon Aktiengesellschaft, that corresponds in value to 15% of gross proceeds for an additional twelve months.

The SARs are being granted to members of the Board of Management and to members of senior management for the first time in 2005.

Change in Control

In March 2002, the Personnel Committee (Personalausschuss) of the Supervisory Board resolved to enter into a Change in Control Agreement with the members of the Board of Management, and the Board of Management resolved to enter such an agreement with certain senior managers. For the purposes of this agreement with senior management (Board of Management members and other selected senior managers), a change in control will occur if an investor or a group of investors directly or indirectly acquires more than 30% of the voting rights in SGL; the general meeting of shareholders consents to a combination by merger with another entity, a takeover by another entity or the new formation of another entity; or the consolidated company in which the senior managers are employed leaves the SGL Group.

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

The settlement under the separation agreement will include payment of three times annual salary for the chairman of the Board of Management and two times annual salary (in each case including bonuses) for other members of the Board of Management and senior managers. The term of the agreement runs until December 31, 2004, and the agreement may thereafter be terminated annually at the end of the year. Senior managers may assert a claim for a separation agreement only within 18 months following the change in control.

Board Practices

We have entered into service agreements with all current members of our Board of Management. These agreements generally provide for base salary, an annual bonus plan, a pension plan and fringe benefits. For a discussion of the stock option and similar plans in which the management of the SGL Group participate, see ‘‘–Management Incentive Plans’’. We believe that the service agreements between SGL and the members its Board of Management provide for ordinary payments and benefits upon termination of employment that are in line with customary market practices.

All compensation paid to the members of SGL’s Board of Management must be approved by the Personnel Committee of the Supervisory Board. The Personnel Committee consists of three members who meet four times annually, or on an as-needed basis. The chairman and the deputy chairman of the Supervisory Board sit on the Committee as permanent members, and the third member is a member of the Supervisory Board who represents the shareholders and is elected to the

Back to Contents

Committee by the other members of the Supervisory Board. The current members of SGL’s Personnel Committee are Utz-Hellmuth Felcht, Hansgeorg Hofmann and Heinz Schroth.

For a discussion of the terms of office of the current members of the Supervisory Board and the Board of Management of SGL, see ‘‘-Directors and Senior Management’’.

Employees

At the end of 2004, we employed in our continuing operations a global workforce of 5,109 people, 299 less than at the end of the previous year (5,408 at the end of 2003 excluding discontinued operations), an additional 1,518 employees were employed in our discontinued operations. The decrease by 299 employees is attributable to the restructuring measures in the Carbon and Graphite Business Area in Poland and Italy. Already during the fiscal year we split off the Process Technology business from the Corrosion Protection Business Area, incorporating the Process Technoogies business within the Graphite Specialties Business Area.

In our core business – Carbon and Graphite – the restructuring measures in Poland and Italy resulted in a decline in the number of employees by 307, from 2,826 to 2,519. The Graphite Specialties Business Area as well recorded a decline in the number of employees by 59, from 1,723 to1,664. The number of employees in SGL Technologies increased by 69, from 805 to 874. This resulted largely from additional research and development activities in connection with the accelerated transfer of our pilot plant for carbon-ceramic brake discs to large-scale production.

The sale of the Surface Protection Business caused a significant shift in the number of employees in the various Business Aereas. At the end of 2004, 50% of all employees were working in the Carbon and Graphite Business Aerea (previous year 41%), 33% in the Graphite Specialties Business Area (2003: 20%) and 17% in the SGL Technologies Business Area (2003: 12%). The staff in the Corrosion Protection Business Area had accounted for 27% of all employees in the group at the end of the previous year.

Excluding the Surface Protection business, at the end of 2004 some 38% of all employees were working in Germany (2003: 43%), 39% were active in other European countries (2003: 36%) and 23% in North America (2003: 17%).

Share Ownership

Neither the members of the Supervisory Board and Board of Management nor any other officers serving in the management of the SGL Group beneficially own 1.0% or more of the outstanding Shares or of the shares of any of SGL‘s subsidiaries.

Back to Contents

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     As of March 2005, SGL had 56,462,749 shares outstanding.

     The Shares are issued only in bearer form. We are therefore unable to determine how many shares any given shareholder owns. To the best of our knowledge, SGL is not controlled, directly or indirectly, by another corporation or by any government, and there are no arrangements known to us that may at a subsequent date result in a change in control of SGL.

     As of March 2005, there were 402 registered holders of American Depositary Receipts under our sponsored program with JPMorgan Chase Bank. Our ADRs are listed on the New York Stock Exchange. Each ADR represents one third of a share.

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

     SGL has received following notifications from major shareholders under Section 21 of the German Securities Trading Act during the last 12 months:

		beneficial ownership in

Company	date of notification	number of shares	% of voting rights

Eureka (Euro) Fund Limited	March 2, 2004	3,794,663	6.84
BT Pension Scheme Limited	February 15, 2005	2,853,420	5.11
BT Pension Scheme Limited	November 4, 2004	2,766,862	4.96
BT Pension Scheme Limited	September 6, 2004	2,795,763	5.01
Cominvest Asset Management GmbH	October 18, 2004	n.a.	4.98
Jana Partners LLC	June 25, 2004	n.a.	5.30
K Capital Partners LLC	June 6, 2004	n.a.	5.22
Morgan Stanley & Co.
International Limited	February 9, 2004	n.a.	4.22

based on 55,462,395 shares until March 2004
based on 55,835,290 shares since March 2004

Related Party Transactions

    In the course of its business activities, the SGL Carbon Group provides services to related companies and individuals. In turn, these individuals and companies act as suppliers and service providers for the SGL Carbon Group within the framework of their business activities. All these transactions are settled on an arm’s length basis. Receivables from non-consolidated subsidiaries and associated companies amount to €17.7 million, and corresponding liabilities totaling €3.3 million. Details are presented in the notes to the relevant balance sheet and income statement items.

     Since August 2001, Mr. Paul W. Pendorf had served as President of HITCO CARBON Composites, Inc. (‘‘HITCO’’) and he also owned a 6% interest in that company. To finance his purchase of the shares of HITCO constituting his 6% interest, SGL Carbon LLC had granted a loan to Mr. Pendorf in 2001. In September 2004, he tendered those shares to SGL Carbon LLC in full satisfaction of the loan and he is no longer affiliated with HITCO in any way.

Back to Contents

     Mr. Pendorf is also a shareholder in AMT II Corp. (‘‘AMT II’’), a company that entered into a management services agreement with HITCO in 2001. This agreement covering management services, which had been amended in 2003, was terminated on July 31, 2004.

     In the course of its business activities, the SGL Carbon Group renders services to related companies and persons. In turn, these persons and companies deliver goods or render services to the SGL Carbon Group as part of their business. All these transactions are settled on an arm’s length basis. Receivables from unconsolidated subsidiaries and associates amount to €17.7 million, and the corresponding liabilities amount to €3.3 million. Details are presented in the notes to the relevant balance sheet and income statement items.

Interest of Experts and Counsel
     Not applicable.

Back to Contents

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information
      See Item 18.

Export Sales

     In 2004 approximately 64% of all products produced by the SGL Group in Germany, having an estimated total value of €328.9 million, and approximately 8% of all products produced by the SGL Group in the United States, having an estimated total value of €21.5 million, were exported to other countries.

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

Antitrust Proceedings

     SGL was subject to an investigation by the U.S. Department of Justice in connection with allegations of price fixing in the graphite electrodes industry. This investigation culminated in a negotiated plea agreement, pursuant to which SGL pleaded guilty on June 16, 1999 in the U.S. District Court for the Eastern District of Pennsylvania to a violation of the U.S. Sherman Act. SGL was fined a total of $145 million, consisting of $135 million to be paid by SGL and $10 million to be paid by the Chairman of our Board of Management, Mr. Robert J. Koehler. SGL has now paid Mr. Koehler’s fine in its entirety. SGL has made payments of its fine in the aggregate amount of $75.25 million through December 31, 2004. The payment terms for SGL’s fine have been restructured and extended twice; the remainder of the fine is now scheduled to be paid in additional installments through March 2007. In connection with an investigation by Canadian antitrust authorities, SGL was fined C$12.5 million on July 18, 2000 after entering into a plea agreement. To date, C$ 9.5 million has been paid, and the remaining amount of C$ 3 million is payable in 2005.

     We have also been subject to investigations by the competition directorate of the European Commission. Like the DOJ investigation in the United States, these investigations refer primarily to acts occurring in the 1990s. Unlike the investigations by the DOJ and the Canadian authorities, each of which concluded in a single plea agreement covering all carbon and graphite products, the European Commission is investigating individual groups of carbon and graphite products separately. On July 18, 2001, two years after the plea agreement in the United States, the European Commission imposed an €80.2 million fine on SGL with respect to graphite electrodes, bearing interest at 6.04% annually, which was secured by a bank guarantee. We lodged an appeal against the total amount of this fine before the European Court of First Instance (‘‘CFI’’) in Luxembourg. Our appeal contends primarily that the fine includes amounts penalizing the same actions more than once (ne bis in idem-principle), material procedural defects and that the total amount of the fine is disproportionate. On April 29, 2004, the CFI reduced the fine to €69.1 million, primarily for procedural defects. The reduced amount is again secured by a bank guarantee. We have filed a further appeal against the decision of the CFI with the European Court of Justice (‘‘ECJ’’) in Luxembourg, seeking a decision in principle regarding the application of the ne bis in idem-principle. We are expecting a decision of the ECJ at earliest in 2006.

     The European Commission has also conducted a separate investigation of similar allegations with respect to specialty graphites (isostatic graphite and extruded graphite) for the period between 1992 and 1998. We cooperated fully with the Commission and were assessed a fine of €27.75 million on December 17, 2002, which currently bears interest at 4.75%, and is secured by a bank guarantee. We are also appealing the total amount of this second fine, on substantially the same grounds as in the graphite electrodes case. We are expecting a decision on this appeal in the second half of 2005.

Back to Contents

     In connection with the proceedings described above, the European Commission continued its investigations into other carbon and graphite products (for acts during the period through the late 1990s) and, in May 2003, filed complaints against SGL and other specialty graphites manufacturers regarding allegations related to the ‘‘Electrical and Mechanical Carbon and Graphite Products’’ area of our business. In this proceeding, the European Commission imposed a fine of €23.6 million on us on December 3, 2003. This amount was paid to an escrow account – without waiving the right to appeal - as part of the Company’s refinancing in February 2004. We are currently appealing the amount of this fine before the CFI. We are expecting a decision of the CFI at the earliest mid 2006. .

     On March 20, 2002, the Korean Fair Trade Commission decided to impose a fine of 963 million Korean won (approximately €0.7 million) against SGL for alleged cartel activities in violation of Korean antitrust laws. We filed an appeal to the KFTC in May 2002. After the KFTC confirmed its original ruling, we appealed this decision to the Seoul High Court in September 2002. This appeal was rejected on September 3, 2003. We filed an appeal against this decision with the Korean Supreme Court on September 16, 2003, which is still pending.

Civil suits resulting from antitrust violations
     In addition to various lawsuits filed by U.S. customers (all of which have long been settled), four complaints were filed in the U.S. District Court for the Eastern District of Pennsylvania against SGL and a number of other graphite electrode manufacturers or their affiliates by predominantly non-U.S.- based purchasers of graphite electrodes. One such action, filed on February 10, 1999, was instituted on behalf of Ferromin International Trade Corp. and a group of graphite electrode purchasers from six countries in Europe and Asia. A second suit, filed on September 24, 1999, was brought on behalf of Broken Hill Proprietary Co., Ltd. (“BHP”), an Australian company, and three of its subsidiaries. In a single opinion covering both cases, on June 13, 2001, the District Court granted in part and denied in part the defendants’ motions to dismiss the plaintiffs’ claims for lack of standing and lack of subject matter jurisdiction. The District Court dismissed with prejudice the claims of 20 plaintiffs whose purchases of graphite electrodes had no connection to the United States (which claims accounted for the majority of the damages sought by the plaintiffs), but allowed the claims of 13 other plaintiffs to proceed. The 20 plaintiffs appealed the portion of the order dismissing their complaints; the defendants appealed the portion of the order denying their motion to dismiss the claims of the remaining 13 plaintiffs.. Following the U.S. Supreme Court’s June 2004 decision in F. Hoffmann-La Roche Ltd. et al. vs. Empagran et al., the Court of Appeals vacated the District Court’s decision dismissal order and remanded the case to the District Court for consideration in light of the Empagran decision. The defendants’ renewed motions to dismiss in light of Empagran have now been submitted to the District Court. In addition, an action filed in the District Court by Saudi Iron and Steel Company named SGL and SGL CARBON, LLC as defendants. The District Court dismissed this action without prejudice in July 2001 pending the outcome of the Ferromin and Broken Hill appeals. The order dismissing the case provided that the case would be ‘‘still considered active’’ in the interim, although no further proceedings have occurred since the order was issued. All of these suits make allegations similar to those in the consolidated action before the District Court and seek similar relief. Arbed, S.A. and four additional graphite electrode purchasers filed another action on February 19, 2002, against defendants including SGL and SGL CARBON Corp. This action was dismissed with prejudice in a decision handed out on August 13, 2003, although the plaintiffs’ time to appeal that decision will not expire until after judgment is entered with respect to the other defendants.

     In the period between April 10, 2000, and October 2, 2002, five purchasers of isostatic graphite- Industrial Graphite Products, Inc., Ceradyne, Inc., Schutte & Koerting, Inc., Graphite Machining Inc. and Graphite Sales & Machine, Inc.- filed a series of class actions in the District Court for the Eastern District of Pennsylvania against defendants including SGL and SGL CARBON Corp. These complaints were consolidated into a single action, which seeks damages for alleged violations of Section 1 of the Sherman Act on behalf of all those who purchased non-machined and semi-machined isostatic graphite in the United States from the defendants. This case has now been settled and by Order of the District Court dated July 22, 2004, the settlement has been approved and a final judgment has been entered..

Back to Contents

     On March 27, 2002, two purchasers of carbon cathode block, Northwest Aluminum Company and Goldendale Aluminum Company, filed a complaint in the U.S. District Court for the District of Oregon against, among others, SGL and SGL CARBON Corp. This suit seeks damages for alleged violations of Section 1 of the Sherman Act in connection with the sale of carbon cathode block. The District Court granted SGL’s motion to dismiss this suit for lack of personal jurisdiction.. SGL CARBON subsequently settled the remainder of this case.

On December 27, 2002 (and thereafter), seven purchaser of bulk (extruded) graphite products filed putative class actions against defendants including SGL, SGL CARBON GmbH, SGL CARBON LLC, SGL CARBON Corp. and Robert Koehler. These cases, which have now been consolidated in the U.S. District Court for the District of New Jersey, seek damages for alleged violations of Section 1 of the Sherman Act on behalf of all those who purchased bulk (extruded) graphite products in the United States from the defendants during the period January 1, 1993 to December 31, 1998. SGL, SGL CARBON GmbH and SGL CARBON LLC filed their answers December 22, 2004. The case is currently in the trial discovery.

     SGL CARBON LLC, SGL Carbon Corp., and SGL Technic Ltd. (among others) have been named as defendants in an action brought in California Superior Court by the City and County of San Francisco on behalf of a putative class of indirect purchasers of electrical carbon products from January 1, 1990 to the present. The same entities, together with SGL (and others), were also named as defendants in another action brought in California Superior Court by other plaintiffs on behalf of the same putative class (except that, in the latter case, the class period dates back to 1989). Both complaints allege that the manufacturers sued in the action violated California’s Cartwright Act and Unfair Competition Act by conspiring to fix the price of electrical carbon products. The plaintiffs in both cases seek damages in an unspecified amount and other relief. SGL CARBON LLC filed a demurrer seeking dismissal of each complaint on various grounds, including the statute of limitations and the failure to state a claim, but the court denied both motions, SGL CARBON LLC then filed an answer to both complaints. SGL has not yet been served with the complaint. SGL and SGL CARBON LLC, have also been named as defendants in an action brought in the United States District Court for the District of New Jersey on behalf of a putative class of direct purchasers of electrical carbon products during the period January 1, 1990 through December 31, 2001..We have entered into an agreement settling all of these claims, the settlement remains subject final court approval. In addition, the Toronto Transit Commission, Canada, filed a complaint against SGL and other manufacturers alleging price-fixing of electrical carbon products. SGL was served with the complaint in February 2005.

Other proceedings
     The case American Insurance against the defendant Keramchemie GmbH (SGL ACOTEC GmbH) remained with SGL ACOTEC GmbH which was divested in January 2005.

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

Back to Contents

form, dividends are either remitted to the depositary bank (Depotbank) on behalf of the shareholder, or, in the case of shareholders holding physical certificates, are paid through the paying agents appointed by SGL against presentation of the relevant dividend coupon. Details of the paying agents are published in the German Federal Gazette (Bundesanzeiger).

     Except as described herein, holders of ADRs are entitled to receive dividends on the Shares represented by the ADRs evidenced by such ADRs. Any cash dividends payable to such holders are paid to JPMorgan Chase Bank of New York as Depositary in Euros and, subject to certain exceptions, converted into U.S. dollars. The amount of dividends received by holders of ADRs will be affected by fluctuations in exchange rates. See Item 3. ‘‘Key Information – Selected Financial Data – Exchange Rates’’.

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

Significant Changes

See Note 37 to our consolidated financial statements.

Back to Contents

ITEM 9.   THE OFFER AND LISTING

Offer and Listing Details

Nature of Trading Market and Stock Price History

The table below shows the high and low sales prices of the SGL‘s American Depositary Receipts on the New York Stock Exchange for the periods indicated.

			Average Daily
Year Ended	$ per ADR(1)(2)		Trading Volume (3)

	High	Low

December 31, 1998	44.13	19.25	3,200
December 31, 1999	28.75	13.25	2,800
December 31, 2000	37.25	16.25	700
December 31, 2001	22.00	4.60	1,200
December 31, 2002	8.45	1.60	1,600
December 31, 2003	6.95	2.78	10,400
December 31, 2004	7.57	2.90	18.400

			Average Daily
Quarter Ended	$ per ADR(1)(2)		Trading Volume (3)

	High	Low

March 31, 2001	22.00	10.70	2,300
June 30, 2001	14.45	9.60	1,100
September 30, 2001	11.60	4.60	1,300
December 31, 2001	8.25	6.00	1,400
March 31, 2002	8.45	6.20	1,300
June 30, 2002	7.85	6.00	1,200
September 30, 2002	6.96	1.95	1,900
December 31, 2002	3.25	1.60	2,800
March 28, 2003	5.30	2.78	7,300
June 30, 2003	5.5	5.00	2,700
September 30, 2003	6.98	5.69	19,200
December 31, 2003	6.70	5.65	10,600
March 31, 2004	8.00	3.71	39,300
June 30, 2004	3.88	2.90	17,800
September 30, 2004	3.80	3.05	8,100
December 31, 2004	4.45	3.80	8.800
March 31, 2005	5.24	4.11	11,000

(1)	Source: JP Morgan/Bloomberg.

(2)	Each ADR represents one third of one share.

(3)	Rounded to the nearest 100.

Back to Contents

			Average Daily
Month Ended	$ per ADR(1)(2)		Trading Volume(3)

	High	Low

October 31, 2002	3.25	1.60	3,300
November 30, 2002	2.80	2.15	3,900
December 31, 2002	3.07	2.60	1,100
January 31, 2003	4.60	2.78	2,700
February 28, 2003	4.30	3.57	2,600
March 31, 2003	5.34	4.26	16,000
April 30, 2003	4.98	4.26	2,500
May 31, 2003	5.50	4.36	4,300
June 30, 2003	5.15	4.08	1,400
July 31, 2003	6.42	4.95	33,300
August 31, 2003	6.98	5.87	13,100
September 30, 2003	6.92	5.50	10,400
October 31, 2003	6.70	5.69	7,000
November 30, 2003	6.30	4.31	20,300
December 31, 2003	6.00	4.80	10,700
January 31, 2004	8.00	5.52	18,100
February 29, 2004	6.78	4.25	33,400
March 31, 2004	4.44	3.40	62,600
April 30, 2004	3.88	3.52	21,100
May 31, 2004	3.60	3.00	23,800
June 30, 2004	3.31	2.90	8,100
July 31, 2004	3.46	3.05	7,400
August 31, 2004	3.62	3.13	7,500
September 30, 2004	3.80	3.25	9,300
October 31, 2004	4.36	3.80	7,700
November 30, 2004	4.43	4.03	10,100
December 31, 2004	4.45	4.19	8,600
January 31, 2005	4.74	4.11	9,700
February 28, 2005	5.13	4.51	7,200
March 31, 2005	5.24	4.23	15,500

(1)	Source: JP Morgan/Bloomberg.

(2)	Each ADR represents one third of one share.

(3)	Rounded to the nearest 100.

ADR prices after February 12, 2004, present the ADR price after payment of net proceeds due to the capital increase of shares in January 2004

The table below shows the high and low sales prices in euro of SGL’s shares on the Frankfurt Stock Exchange/XETRA for the periods indicated.

			Average Daily
Year Ended	Euro per Share(1)		Trading Volume(2)

	High	Low

December 31, 1998	127.30	49.10	106,900
December 31, 1999	78.80	36.20	71,400
December 31, 2000	115.00	55.00	85,400
December 31, 2001	72.00	15.10	98,700
December 31, 2002	28.90	5.10	110,800
December 31, 2003	13.76	5.51	242,400
December 31, 2004	12.05	7.20	313,400

Back to Contents

			Average Daily
Quarter Ended	Euro per Share(1)		Trading Volume(2)

	High	Low

March 31, 2001	72.0	34.7	63,400
June 30, 2001	51.2	31.6	100,300
September, 2001	41.5	15.1	65,700
December 31, 2001	28.9	17.9	110,800
March 31, 2002	28.9	18.8	95,600
June 30, 2002	25.8	18.1	73,100
September 30, 2002	20.4	5.50	93,900
December 31, 2002	9.60	5.10	192,000
March 31, 2003	13.8	7.80	173,000
June 30, 2003	10.99	7.46	187,600
September 30, 2003	13.76	9.27	193,700
December 31, 2003	12.81	8.26	358,400
March 31, 2004	12.45	8.10	672,700
June 30, 2004	9.48	7.20	279,500
September 30, 2004	9.40	7.61	196,200
December 31, 2004	10.35	9.21	193,900
March 31, 2005	11.71	9.43	256,700

(1)	Source: JP Morgan/Bloomberg.
(2)	Rounded to the nearest 100.
Share prices after January 22, 2004, present the share price after our capital increase in January 2004
Share prices before January 1999 reported in Deutsche Mark were converted into Euro at the official fixed conversion rate of DM 1.95583 per € 1.00.

Back to Contents

			Average Daily
Month Ended	Euro per Share(1)		Trading Volume(2)

	High	Low

October 31, 2002	9.67	5.10	175.200
November 30, 2002	8.26	6.30	229,500
December 31, 2002	9.50	7.50	171,300
January 31, 2003	12.25	7.75	216,000
February 28, 2003	11.46	9.50	129,900
March 31, 2003	13.77	11.35	159,400
April 30, 2003	9.97	8.34	191,300
May 31, 2003	10.99	7.72	199,300
June 30, 2003	9.83	7.46	172,500
July 31, 2003	11.50	9.27	221,100
August 31, 2003	13.76	10,96	189,300
September 30, 2003	13.47	10.45	169,400
October 31, 2003	12.81	10.24	158,000
November 30, 2003	12.17	8.26	440,500
December 31, 2003	10.85	8.32	514,400
January 31, 2004	12.45	9.39	632,200
February 29, 2004	12.25	10.05	623,400
March 31, 2004	10.71	8.10	756,300
April 30, 2004	9.48	8.70	324,500
May 31, 2004	9.00	7.66	187,300
June 30, 2004	8.10	7.20	312,300
July 31, 2004	8.76	7.61	257,700
August 31, 2004	9.00	7.76	180,800
September 30, 2004	9.40	8.11	155,900
October 31, 2004	10.35	9.21	282,800
November 30, 2004	10.24	9.48	191,900
December 31, 2004	10.06	9.38	100,400
January 31, 2005	10.91	9.43	244,700
February 28, 2005	11.66	10.55	200,400
March 31, 2005	11.71	9.77	308,600

(1)	Source: JP Morgan/Bloomberg.
(2)	Rounded to the nearest 100.
Share prices after January 22, 2004, present the share price after our capital increase in January 2004.

     On January 15, 2004, an extraordinary general meeting took place in Wiesbaden. Our shareholders approved a capital increase (approval of 99.6%) in the form of the issue of 33,277,437 new shares as proposed by our management. This resolution opened the way for a comprehensive three-part financing package (capital increase, senior notes and syndicated loans) worth €866 million (for further information, see Item 5, ‘‘Operating and Financial Review and ProspectsLiquidity and Capital Resources’’ and Note 19 of the financial statements). The subscription offer was published on January 21, 2004 (record date). In this context, existing shareholders could subscribe three new shares for two existing shares of SGL Carbon at the price of €8.00 per share. The subscription period, including the beginning of subscription rights trading, started on January 22, 2004. From that date, the shares were traded without their previously related subscription rights. This led to a decrease in the share price from this date. The end of trading of subscription rights was on February 3, 2004. The new shares were added to the existing listing of SGL Carbon shares on February 6, 2004. As of that date, the number of our outstanding shares amounted to 55,462,395 (compared to 22,184,958 before the capital increase). Due to two capital increases for our employee benefit programs on March 2004 and March 2005, the number of shares outstanding increased to 56,462,749.

     The entire share capital of SGL consists of a single class of shares. All shares are in bearer form and freely transferable. All shares are listed under the trading symbol ‘‘SGL’’ and have an

Back to Contents

identical ISIN-Code (DE0007235301). The shares are listed in Germany on the Frankfurt, Berlin/ Bremen, Duüsseldorf, Hamburg, Hanover, Munich and Stuttgart stock exchanges. Since March 18,1996, the Shares have been included in the MDAX Index. On March 24, 2003, the new index model of the Frankfurt Stock Exchange came into effect. SGL remained in the MDAX, which now consists of 50 companies.

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

     The ADRs, each representing one third of one share, are listed on the NYSE under the trading symbol ‘‘SGG’’and have traded on the NYSE since June 5, 1996. On March 9, 2005, we had 1,874,274 outstanding ADRs. The ADRs are issued under the terms of a Deposit Agreement, dated June 4, 1996, as amended as of February 22, 2000, among SGL, JPMorgan Chase Bank (formerly the Morgan Guaranty Trust Company of New York), as depositary, and the holders and beneficial owners from time to time of the ADRs issued thereunder.

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

German stock corporations (Aktiengesellschaft) have three corporate organs a general meeting of shareholders, an Board of Management (Vorstand) and a supervisory board (Aufsichtsrat). The German Stock Corporation Act requires a clear segregation of duties between management and oversight functions and therefore prohibits simultaneous membership on both boards. Members of the Board of Management and the supervisory board must exercise the standard of care of a prudent and diligent business person when carrying out their duties. In complying with this standard of care, members must not only take into account the interests of shareholders, as would typically be the case with a U.S. board of directors, but also the interests of other constituents, such as the company’s employees, and, to some extent, the public interest.

The Board of Management is responsible for managing the company and representing it in its dealings with third parties. The Board of Management’s functions are comparable to those performed in the ordinary course of business by the senior executives of a U.S. company. However, the members of the Board of Management of a German stock corporation, including its chairman or speaker, are regarded as peers and share a collective responsibility for all management decisions.

The supervisory board oversees the company’s Board of Management and appoints its members. Members of the supervisory board can generally not be involved in the day-to-day management of the company. However, the company’s articles of association or its supervisory board must specify matters of fundamental importance which will require the approval of the supervisory board. Matters requiring such approval include decisions or actions which have a fundamental impact on the company’s assets, financial position or results of operations.

Supervisory boards of German stock corporations consist of shareholder representatives and of labor representatives. Traditionally, the shareholder representatives on the supervisory board have

Back to Contents

good knowledge about the operations of the company. Depending on the company’s total number of employees, up to one half of the supervisory board members are being elected by the company’s employees. Traditionally, the chairman is a representative of the shareholders. In case of a tie vote, the supervisory board chairman may cast the decisive tie-breaking vote.

In recent history, there has been a trend towards selecting shareholder representatives for supervisory boards from a wider spectrum of candidates, including representatives from non-German companies, in an effort to introduce a broader range of experience and expertise and a larger degree of independence. German law also has several rules applicable to supervisory board members which are designed to ensure a certain degree of independence of the board’s members. In addition to prohibiting members of the Board of Management from serving on the supervisory board, German law requires members of the supervisory board to act in the best interest of the company. They do not have to follow direction or instruction from third parties. Any service, consulting or similar agreements between the company and any of its supervisory board members must be approved by the supervisory board.

In February 2002, a German government commission promulgated a Corporate Governance Code which subsequently was revised in May 2003. It contains additional corporate governance rules applicable to German AGs. While these rules are not legally binding, companies failing to comply with the Code’s recommendations must disclose publicly how their practices differ from those recommended by the Code. Some of the Code’s recommendations are also directed at ensuring independence of supervisory board members. Specifically, the Corporate Governance Code recommends that the supervisory board should take into account potential conflicts of interest when nominating candidates for election to the supervisory board. Similarly, if a material conflict of interest arises during the term of a member of the supervisory board, the Corporate Governance Code recommends that the term of that member be terminated. The Corporate Governance Code further recommends that at any given time not more than two former members of the Board of Management should serve on the supervisory board. For nominations for the election of members of the Supervisory Board, care shall be taken that the Supervisory Board be composed of members who have the required knowledge, abilities and expertise for their tasks. The Corporate Governance Code also includes the suggestion for the supervisory board members to meet without any representatives of the Board of Management attending, whenever necessary.

With one exception, German corporate law does not mandate the creation of specific supervisory board committees. According to the codetermination law, German corporations are only required to establish what is called a mediation committee with a charter to resolve any disputes among the members of the supervisory board that may arise in connection with the appointment or dismissal of members of the Board of Management. The Corporate Governance Code recommends that the supervisory board establish an audit committee which would handle the formal engagement of the company’s independent auditors once they have been approved by the general meeting of shareholders. The audit committee also addresses issues of accounting, risk management and auditor independence. In the majority of the German stock companies supervisory boards have also constituted other committees to facilitate the work of the supervisory board. A personnel committee is frequently constituted to deal with executive compensation and nomination issues as well as service agreements with members of the supervisory board. Members of the supervisory board elected by the employees may serve on any committee established by the supervisory board, an equal participation of shareholder- and employee-representatives, however, is not prescribed. All committee members as well as the chairman of the supervisory board are elected by the supervisory board itself.

Matters Regarding the Powers of Directors

Under German law, the members of the Supervisory Board and of the Board of Management of a stock corporation, such as SGL, have a duty of loyalty and care toward the company itself. They must act in the best interest of the company, its employees and, to a certain extent, the general public, and must exercise the standard of care expected from a prudent and diligent businessman in their actions. If an action of a member of the Supervisory Board or the Board of Management is challenged, such member bears the burden of proving compliance with the applicable standard of care. Board members who violate their duties may be held jointly and severally liable for any damages, unless their actions were approved by the shareholders’ meeting.

Back to Contents

A member of either the Supervisory Board or the Board of Management may not participate in the adoption of any resolution that involves a transaction or settlement of a dispute between the company and the member, nor may a board member who is also a shareholder vote his or her Shares on any matter that concerns ratification of his or her own acts or the release of his or her obligations. The compensation of the Board of Management is set by the Personnel Committee of the Supervisory Board and the compensation of the Supervisory Board is set in SGL’s Articles of Association as determined by the shareholders. Therefore, no member of any board may participate in the adoption of a resolution affecting his or her own compensation. Pursuant to our corporate governance guidelines we have not granted and do not intend to grant loans to any member of the Supervisory Board or the Board of Management.

Pursuant to Article 10 of the Articles of Association of SGL, the Board of Management must have the approval of the Supervisory Board in order to enter into the following transactions if they exceed SGL’s ordinary course of business:

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

The Articles of Association of SGL do not specify age limits at which the members of the Supervisory Board or Board of Management of SGL must resign their office. However, it is customary for the service contracts between SGL and the members of its Board of Management to provide for retirement at age 65. Neither the members of the Supervisory Board nor those of the Board of Management are required to own Shares in order to hold their offices. For further discussion of the Supervisory Board and Board of Management of SGL, see Item 6, ‘‘Directors, Senior Management and Employees’’.

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

The Shares grant each shareholder a preemptive right to subscribe, in proportion to his or her shareholding, to any new issues of Shares. However, pursuant to German law, such preemptive rights may be excluded for individual issues of shares (including in connection with conditional and authorized capital) by a vote of 75% of the share capital in attendance at a shareholders’ meeting. SGL has excluded preemptive rights on certain new issues of Shares in connection with its equity-based compensation plans. See ‘‘Item 6 Directors, Senior Management and Employees —Management Incentive Plans’’.

German stock corporations may, in certain circumstances, repurchase their own shares. The German Stock Corporation Act generally limits share repurchases to 10% of our share capital. The Articles of Association of SGL do not prohibit such repurchases. The annual general meeting decided

Back to Contents

in April 2004 to allow SGL to repurchase up to 10% of the stock available at that time. The shares of a German stock corporation are generally non-assessable, and no provision has been made in the Articles of Association of SGL for further capital calls. Neither German law nor SGL’s Articles of Association contain any provision discriminating against any existing or prospective holder of Shares as a result of such shareholder owning a substantial number of Shares.

Changes to the Rights of Shareholders
     In principle, all changes to the rights of shareholders require an amendment of the Articles of Association by a resolution of the majority of the share capital in attendance at the relevant shareholders’ meeting. In addition, changes to most rights attaching to shares require the explicit consent of all those shareholders who are negatively affected by the change. There are also certain shareholder rights, such as the right to attend a shareholders’ meeting, that may not be changed under German law, even with the shareholder’s consent. SGL’s Articles of Association do not provide for any conditions that extend beyond the requirements of law.

Convening and Participating in Shareholders’ Meetings
     Pursuant to German law, the Supervisory Board and the Board of Management may call a shareholders’ meeting. In addition, shareholders who together own at least 5% of the outstanding Shares may request the Board of Management to call a shareholders’ meeting. The call to meeting must be published in the electronic federal gazette at least one month before the meeting, and must contain the items of the agenda to be addressed at the meeting. There is no minimum quorum requirement for shareholder meetings.

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

Back to Contents

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

Material Contracts
     The following is a summary of the material terms of certain financing arrangements to which we are or will be a party. The following summaries are not complete and are subject to the full text of the documents as attached in Exhibit 2, 3 and 4 to the Annual Report of 2003.

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

Interest rates and fees
     Advances under Term Loan A, the Term Loan B and the Revolving Facility bear interest for each interest period at a rate per annum equal to EURIBOR or, in relation to any loan made in U.S. Dollars, LIBOR, plus mandatory costs to compensate lenders for the costs of compliance with regulatory requirements, if applicable, and a variable margin. The initial interest margin for Term Loan A, Term Loan B and the Revolving Facility is 2.75% .

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

     Advances under Term Loan C bear interest at a rate per annum equal to 7.36% .

We paid customary fees to the lenders under the German Senior Facility for making the term loans available under the German Senior Facility.

Back to Contents

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

SGL ACOTEC GmbH and KCH Beteiligungs GmbH were released from granting securities effective January 6, 2005 due to the sale of the Surface Technology and Plastics Process Technology operations as part of the Corrosion Protection Business ( CP ).

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

Term Loan B is a letter of credit facility that shall serve to refinance earlier letters of credit granted in favour of the European Union in connection with fines imposed by EU competition authorities. These letters of credit may be issued in a total amount of A140.0 million. They are to be returned to the lending banks if the EU waives its requirement that we provide the letters of credit. The Term Loan B terminates on December 31, 2008. To the extent the letters of credit have not been returned at that point, they shall be secured with a corresponding cash account. If the EU reduces the fines, any existing letter of credit will be replaced by another in the reduced amount.

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

Back to Contents

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

Back to Contents

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

Security

     In order to secure claims under the U.S. Senior Facility, SGL CARBON LLC and various of its subsidiaries have granted a number of security interests for the benefit of the lenders and the other secured parties. These interests are the same as, and pari passu with, the security granted to the lenders under the German Senior Facility. See ‘‘ German Senior Facility — Security.’’

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

Back to Contents

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

Back to Contents

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

Order of priority

The Intercreditor Agreement provides that outstanding debt of members of the SGL Group will have the following priority:

•	first, Senior Indebtedness and

•	second, Indebtedness under the Guarantees and the guarantees of the convertible bonds.

The priority of the notes and the convertible bonds is not governed by the Intercreditor Agreement.

Payments under the Guarantees of the notes and the Funding Loan

Payment by the Guarantors under their Guarantees will be permitted except as set forth under ‘‘ Suspension of Payments’’ below.

Suspension of Payments

Payments under the Guarantees will be subject to suspension as follows:

(1)	if any payment event of default with respect to any Senior Indebtedness of the relevant obligor has occurred and is continuing; or

(2)	if an event of default (other than a payment event of default) with respect to any Designated Senior Indebtedness of the relevant obligor has occurred and is continuing and the trustee for the notes has received a stop notice from the relevant agent under any such Designated Senior Indebtedness specifying the relevant event of default and that permitted payments under the Guarantee are suspended until the earliest of:

	a)	the date falling 179 days after the date of receipt by the trustee for the notes of the stop notice;

	b)	the date on which the relevant event of default is cured, waived or otherwise no longer continuing;

	c)	the date on which the stop notice is withdrawn; and

	d)	the payment in full in cash or cash equivalents (as defined in the Intercreditor Agreement) of the relevant Designated Senior Indebtedness.

The foregoing will not prohibit the Guarantors from paying and the holders of notes from receiving certain ‘‘permitted junior securities’’ (which include equity securities of the Company and subordinated debt securities of any Guarantor) or payments made from the trusts.

Back to Contents

Delivery of stop notices

Any Designated Senior Indebtedness acting as one class may serve a stop notice. However, only one stop notice may be served in any period of 360 days. Such stop notice may only be withdrawn with the consent of the Majority Senior Lenders.

Delayed maturity of the Subsidiary Guarantees and of the Funding Loan

The Intercreditor Agreement requires that the Subsidiary Guarantees prior to the repayment of all obligations in respect of Designated Senior Indebtedness, the obligations under the Subsidiary Guarantees are not due (and no demand may be made on the relevant obligor) until:

i.	a default in payment of any amounts due under the indenture, the notes or the Guarantees has occurred and is continuing; and

ii.	either (i) 179 days has elapsed since the date of any default under the notes occurring on or prior to such payment default or (ii) if earlier, (A) certain insolvency events in respect of the relevant Subsidiary Guarantor, with respect to the Subsidiary Guarantees, (B) a Senior Declared Default has occurred and is continuing or (C) the applicable lenders have taken any Enforcement Action in respect of any Senior Indebtedness.

This delayed maturity provision contained in the Intercreditor Agreement may not be amended without the consent of the Majority Senior Lenders.

Because the obligations of the Subsidiary Guarantors under the Subsidiary Guarantees will not be due until the occurrence of the events described above, the trustee may not make a demand under or bring any Enforcement Action on the Subsidiary Guarantees (including but not limited to the commencement of insolvency proceedings with respect to the relevant obligor) until such time.

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

Subordination on insolvency

The Intercreditor Agreement provides that, in the event of certain insolvency events, all obligations in respect of a Guarantor under a Guarantee are subordinated to the prior payment in full in cash or cash equivalents (as defined in the Intercreditor Agreement) of all obligations of the relevant obligor under all Senior Indebtedness. Any payments of any kind, including by way of set-off or otherwise on the Guarantee of the relevant obligor must be paid to the holders of the Senior Indebtedness in accordance with their interests.

Turnover

The Intercreditor Agreement requires holders of the notes to turn over to the agent for the holders of Senior Indebtedness any payments received in breach of the foregoing restrictions in the Intercreditor Agreement. The agent will apply the proceeds first to the relevant Senior Indebtedness and then to the relevant subordinated indebtedness.

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

Back to Contents

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

	c)	the sale is either made pursuant to a public auction or is otherwise made for fair market value as certified by an independent internationally recognized investment bank selected by a representative of the holders of Designated Senior Indebtedness; and

the proceeds of such sale are concurrently with the completion of such sale delivered to the agent for the holders of Senior Indebtedness for application in accordance with the Intercreditor Agreement (first to holders of Senior Indebtedness and then to the holders of the notes and the holders of convertible bonds). Due to the sale of the Surface Technology and Plastics Process Technology operations as part of the Corrosion Protection Business (CP) effective January 6, 2005 SGL ACOTEC GmbH and KCH Beteiligungs GmbH were released from granting securities.

Amendment of Deposit Accounts

We have agreed not to amend the Deposit Accounts without the consent of the trustee for the holders of the notes. See‘‘ Deposit Accounts.’’

Other Provisions

The Intercreditor Agreement contains other standard provisions including subrogation, grant of certain authority to the senior lenders to prove for and file claims in respect of the Guarantees, and restrictions on assignment.

Governing Law

The Intercreditor Agreement will be governed by New York law.

Back to Contents

3.5% Convertible Bonds

On September 18, 2000, the Company issued convertible bonds in the amount of €133.6 million with a maturity date of September 18, 2005. The convertible bonds bear interest at an annual rate of 3.5% payable annually. The convertible bonds are unsecured and rank pari passu all other senior unsecured obligations of the Company with the exception of obligations ranking in priority according to provisions of law. The terms and conditions of the convertible bonds include undertakings by the Company that are customary for such convertible bonds, including, among others, negative pledge provisions.

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

The convertible bonds can be converted at any time into fully paid-up, no face value bearer shares of the Company. Bondholders may exchange the convertible bonds, each of which has a nominal value of €1,000, at a conversion price of €89.10 per shares. After the capital increase the conversion price was reduced to €64.74

We cannot redeem the convertible bonds prior to maturity except under limited circumstances. We can call the convertible bonds upon a change of control. We can also call the convertible bonds at par if our shares trade at least 30% above the conversion price. In case of such a call, bondholders have the right to convert the convertible bonds into shares within 30 days before the call becomes effective.

Polish Facility

The Polish Facility was most recently amended on December 18, 2003, and is by and among certain of our subsidiaries in Poland, SGL CARBON S.A. (Poland) and SGL CARBON Polska S.A. (Poland) (now merged into SGL CARBON Polska S.A. (Poland)) and SGL CARBON Angraph Sp. z.o.o (Poland) as the borrowers and BNP Paribas Bank Polska S.A. as the lender.

The Polish Facility provides for a revolving credit facility of up to PLN 60.0 million. The Polish Facility is used to provide working capital to our Polish subsidiaries. As of December 31, 2004, there was no indebtedness outstanding under the Polish Facility (2003: PLN 24.3 million (€5.2 million)).

Advances under the Polish Facility bear interest at a rate per annum equal to WIBOR plus 2.0% (for borrowings denominated in PLN), LIBOR plus 2.0% (for borrowings denominated in US Dollars) or EURIBOR plus 2.0% (for borrowings denominated in euro). Borrowings under the Polish Facility are subject conditions precedent.The Polish Facility is served by a mortgage on certain Polish real estate and a pledge of the share capital of SGL CARBON S.A. (Poland) and SGL CARBON Polska S.A. (Poland), which were merged into SGL CARBON Polska S.A. (Poland) as of December 31, 2003. At fiscal year-end 2004, SGL ANGRAPH Sp.z o.o, a 100% affiliate of SGL CARBON POLSKA S.A was merged with SGL CARBON POLSKA S.A.

The Polish Facility terminates on December 30, 2008. Availability under the Polish Facility will be decreased to PLN 50.0 million at December 31, 2007.

Back to Contents

The Polish Facility includes the restrictive covenants, including financial covenants, applicable to the borrowing group.

Deposit Accounts

Upon closing we deposited €143.0 million into an escrow account to satisfy interest and principle obligations on our existing convertible bonds through to maturity (the ‘‘Convert Deposit Account’’). We offered to purchase the convertible bonds after completion of the Transaction. This collateral account will be classified as ‘‘restricted cash’’ on our balance sheet. We estimate that approximately €135 million of the cash placed into the Convert Deposit Account will be used to fund the repurchase of the convertible bonds, based on a tender at par for principal of the convertible bond plus accrued interest. If 100% of the holders of our convertible bonds accept our offer, any cash left in the Convert Deposit Account after such purchase would be available for our general corporate purposes.

A portion of the proceeds of the refinancing was used for the repurchase of convertible bonds, that would have become due in September 2005. On February 25, 2004, the Company made a voluntary public offer to repurchase the convertible bonds from their holders. During an acceptance period ending at midnight (CET) on April 5, 2004, the holders of an aggregate 83,687 convertible bearer bonds 2000/2005 (securities identification number (WKN) 723 531; ISIN DE0007235319) with a nominal value of €1,000.00 each accepted the offer by SGL Carbon Aktiengesellschaft to repurchase such bonds. This number represents approximately 62,605% of the total 133,650 bearer bonds with a nominal value of €1,000.00 each then outstanding.

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

The Deposit Agreements requires that there is deposited such amount as to be sufficient to provide for payment in full of (a) certain antitrust and cartel fines and settlements and (b) the remaining interest payments and principal amounts due on any Convertible Bonds. Approximately €268.3 million of the net proceeds of the Transactions was used to fund the Deposit Accounts. Interest earned on the Deposit Accounts will be added to the applicable Deposit Account. In the event that the funds held in the applicable Deposit Account exceed the amount sufficient, in the opinion of an internationally recognized firm of independent public accountants selected by the Company, to provide for payment in full of the remaining obligations under such Deposit Agreements, such amounts will be permitted to be released to the Company, at the Company’s request, provided that any such amounts are used to repay Senior Indebtedness and, if the Senior Indebtedness repaid is revolving credit Indebtedness, to reduce commitments with respect thereto correspondingly.

On June 28, 2004 we draw €5.6 million from the Covert Deposit Account to repay Senior Indebtedness.

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

8.5% Senior Notes

On February 9, 2004, as part of our recent refinancing package, we issued senior notes with a total nominal value of €270 million through our finance subsidiary SGL CARBON Luxembourg S.A. SGL CARBON AG owns 96.77% of SGL CARBON Luxembourg S.A., while SGL CARBON Beteiligung GmbH owns the remaining 3.23% . The notes bear interest at 8.5% per annum, payable

Back to Contents

semi-annually, and mature on February 1, 2012. We have applied, through our listing agent, to list the notes on the Luxembourg Stock Exchange.

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

The notes were issued under an indenture among SGL CARBON Luxembourg S.A., SGL CARBON AG, the guarantor subsidiaries of SGL CARBON AG and The Bank of New York as trustee for the bondholders, in a private transaction not subject to the registration requirements of the U.S. Securities Act. The indenture is attached as an exhibit to the annual report of 2003.

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

Each of these covenants is subject to a number of exceptions and qualifications. See Exhibit [2.1] to the annual report of 2003.

Back to Contents

Exchange Controls

At the present time, Germany does not restrict the export or import of capital, except for certain direct investments in areas covered by United Nations embargoes and certain other countries and individuals subject to embargoes in accordance with German law. However, for statistical purposes with certain exceptions, every corporation or individual residing in Germany must report to the German Central Bank any payment received from or made to a non-resident, corporation or individual if the payment exceeds €12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident corporation or individual against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate A1.5 million (or the equivalent in a foreign currency) at the end of any calendar month. There are no limitations on the right of non-resident or foreign owners to hold or vote the Shares or the ADRs imposed by German law or the Articles of Association of SGL.

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

Taxation in Germany

From 2004 on, a corporate income tax rate of 25% plus 5.5% solidarity surcharge thereon, accounting to a total of 26.375% applies. According to the transition rules applicable in connection with the German tax reform, dated October 23, 2000, and the change from the corporate income tax credit system to the new system, a corporate income tax reduction in the amount of 1/6 of the distributions of earnings that were taxed under the old credit system applies. However, distributions after April 11, 2003 and before January 1, 2006 do not trigger corporate income tax reduction and for distributions after December 31, 2005 certain restrictions apply. German corporations are also subject to profit-related trade tax on income, the exact amount of which depends on the municipality in which the corporation maintains its business establishment(s). Trade tax on income is a deductible item in computing the corporation’s tax base for corporate income tax purposes.

Withholding Tax

Generally the dividends distributed by SGL are subject to German withholding tax. The withholding tax rate on dividends is 20%. In addition, the solidarity surcharge of 5.5% on the withholding tax will be retained, resulting in a total withholding from dividends of 21.1% . The withholding tax rate may be reduced for non-German Holders by an applicable double tax treaty. Under most double tax treaties the withholding tax rate is reduced by way of refund, to 15%. To reduce the withholding tax to the applicable treaty rate of 15%, a non-German Holder may apply for a refund of withholding taxes paid. The refund amounts to 6.1% of the declared dividend for dividend distributions withheld at the rate of 21.1% . The application for refund must be filed with the German Federal Tax Office (Bundesamt für Finanzen, Friedhofstrasse 1, D-53221 Bonn, Germany; http://www.bff-online.de). The relevant forms can be obtained from the German Federal Tax Office or from German embassies and consulates.

Back to Contents

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

www.bff-online.de/Steuer_Vordrucke/KSt_KapSt/ClaimRefundWithholdingTaxesDividends_Interests.pdf

Claims must be filed within a four-year period from the end of the calendar year in which the dividend was received.

As part of the individual refund claim, an eligible United States holder must submit to the German tax authorities the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS form 6166 of its last United States federal income tax return. IRS Form 6166 may be obtained by sending a properly completed IRS Form 8802 and any required statements and documentation to the Internal Revenue Service Philadelphia Accounts Management Center, U.S. Residency Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Additional guidelines concerning application for U.S. residency certification are provided in IRS Publication 686, Certification for Reduced Tax Rates in Tax Treaty Countries.

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

Back to Contents

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

United States Taxation

This section describes the material United States federal income tax consequences of owning and disposing of Shares or ADRs. It applies to you only if you are a U.S. holder (as defined below) and holds the Shares or ADRs as capital assets for tax purposes. This section does not address all material tax consequences of owning and disposing of Shares or ADRs. It does not address special classes of holders, some of whom may be subject to other rules, including:

•	tax-exempt entities,

•	certain insurance companies,

•	broker-dealers,

•	traders in securities that elect the mark to market method of accounting for securities holdings,

•	investors liable for alternative minimum tax,

•	investors that actually or constructively own 10% or more of our voting stock,

•	investors that hold shares or ADRs as part of a straddle or a hedging or conversion transaction, or

•	investors whose functional currency is not the U.S. dollar.

This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the ‘‘Code), its legislative history, existing and proposed regulations, and published rulings and court decisions, as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis.

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

Back to Contents

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

     If a partnership holds Shares or ADRs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds Shares or ADRs, you are urged to consult your own tax advisor regarding the specific tax consequences of owning and disposing of your Shares or ADRs.

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

Taxation of Dividends

     Under the United States federal income tax laws, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits, as these amounts are determined for United States federal income tax purposes. You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. See the paragraph under ‘‘German Taxation – Special Tax Rules for U.S. Holders’’ for examples of how to compute the amount of dividends received. The dividend must be included in your gross income when you, in the case of Shares, or JPMorgan Chase Bank, in the case of ADRs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

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

     If a U.S. holder is an accrual method taxpayer, for taxable years beginning before 2005, it must translate German taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, but must translate taxable dividends into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for German taxes relative to its U.S. federal income tax liability attributable to a dividend. However, for taxable years beginning after 2004, an accrual method U.S. holder may elect to translate German taxes into U.S. dollars using the exchange rate in effect at the time the taxes were paid. Any such election will apply for the taxable year in which it is made and all subsequent years, unless revoked with the consent of the Internal Revenue Service.

     Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a nontaxable return of capital to the extent of your basis in the Shares or ADRs and thereafter as a capital gain.

     Subject to certain limitations, the German tax withheld in accordance with German law and the Treaty and paid over to Germany may be claimed as a foreign tax credit against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See ‘‘German Taxation – Dividend Refund Procedure for U.S. Holders’’ above for the procedures for obtaining a tax refund.

     Dividends distributed by us will generally constitute income from sources outside the United States and will generally be categorized as ‘‘passive income’’ or ‘‘financial services income’’, each of which are treated separately from other types of income for purposes of computing the foreign tax

Back to Contents

credit allowable to you. Under recently enacted legislation, for taxable years beginning January 1, 2007, dividend income generally will constitute ‘‘passive category income’’ or, in the case of certain U.S. holders, ‘‘general category income.’’

     The United States Treasury has expressed concerns that parties to whom ADRs are released may be taking actions that are inconsistent with the claiming of foreign tax credits. Accordingly, the creditability of German withholding tax on dividends could be affected by future actions that may be taken by the United States Treasury.

     ‘‘Qualified dividend income’’ received by individuals in taxable years beginning before January 1, 2009 generally will be taxed at a maximum rate of 15% rather than at rates applicable to other items of ordinary income. For this purpose, ‘‘qualified dividend income’’ generally includes dividends paid on shares of U.S. corporations as well as dividends paid on shares of certain non-U.S. corporations if, among other things, the non-U.S. corporation is not a passive foreign investment company, and either (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program (the Treaty has been identified by the U.S. Treasury Department as a qualifying treaty). We currently believe that dividends paid by us with respect to the Shares or ADRs should constitute ‘‘qualified dividend income’’ for U.S. federal income tax purposes. The United States Treasury and the Internal Revenue Service have announced their intention to promulgate rules pursuant to which holders of Shares and ADRs, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Each individual U.S. holder of Shares or ADRs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

Taxation of Capital Gains

     Upon a sale or other disposition of Shares or ADRs, you will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and your adjusted tax basis in the Shares or ADRs. This gain or loss generally will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if your holding period in the Shares or ADRs exceeds one year. In the case of non-corporate U.S. holders, the maximum marginal United States federal income tax rate applicable to long-term capital gains realized before 1 January 2009, will be 15%. The deductibility of capital losses is subject to limitations. Any gain or loss generally will be treated as arising from U.S. sources.

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

Taxation of Subscription Rights Distributed January 22, 2004

     We believe that the distribution of subscription rights to U.S. Holders on January 22, 2004 will be treated as tax-free for United States federal income tax purposes pursuant to section 305(a) of the Code.

     Any sale of subscription rights received in the distribution by a U.S. Holder, including the sale by JPMorgan Chase Bank of subscription rights in the case of U.S. Holders of ADRs, will result in capital gain or loss in an amount equal to the difference between the amount realized by the U.S. holder upon the sale of subscription rights and the U.S. holder’s basis in the subscription rights disposed of.

     Because the fair market value of the subscription rights exceeded 15% of the fair market value of the Shares or ADRs on the date of distribution of the subscription rights, to determine a U.S. holder’s basis in the subscription rights, each U.S. holder is required to allocate its adjusted tax basis

Back to Contents

in the Shares or ADRs held as of the date the subscription rights were distributed (January 22, 2004) between such Shares or ADRs and the subscription rights in proportion to their relative fair market values immediately after the distribution. Capital gain or loss arising from sale of the subscription rights is generally U.S. source gain or loss and generally will be treated as long-term capital gain or loss if the Shares or ADRs with respect to which the subscription rights were distributed were held by the U.S. holder for more than one year prior to the date on which the subscription rights were sold.

     U.S. Holders of Shares that received subscription rights and exercised the subscription rights to acquire additional Shares will not recognize gain or loss from exercise of the subscription rights. The tax basis of each Share acquired through exercise of a subscription right will equal the sum of the subscription price plus the tax basis in the subscription right. The holding period of any Share acquired by exercising a subscription right will be measured from the date the subscription right was exercised. If a U.S. Holder of Shares that received subscription rights allowed the rights to expire without exercise, no basis will be allocated to the subscription rights and no loss will be recognized as a result of their expiration. U.S. Holders are urged to consult their own tax advisors to determine the exact consequences to them of the receipt, sale, and exercise of the subscription rights for U.S. and other applicable tax purposes.

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

Back to Contents

Subsidiary Information
      Not applicable.

Back to Contents

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The global nature of our business exposes our operations, financial results and cash flows to a number of risks, including those listed below.

•	Interest rate fluctuations. We are exposed to changes in interest rates. Our primary interest rate exposure is to fluctuations in short-term European and U.S. interest rates.

•	Currency exchange rate fluctuations. We are exposed to fluctuations between the Euro and other major world currencies. The majority of our currency fluctuation risk is between the Euro and the U.S. dollar. In addition, we are exposed to fluctuations between the euro and the U.K. pound sterling, between the euro and the Polish zloty and between the U.K. pound sterling and the U.S. dollar.

•	Commodity price fluctuations. We are exposed to possible increases in raw material prices. We may not be able to pass any such increases on to our customers.

•	Credit risk. We are exposed to credit risk with respect to the counter parties in our transactions.

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

The following tables provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates as December 31, 2004. For our fixed rate and variable rate debt, the table presents principal amounts at the December 31, 2004 (based on year-end exchange rates) and the related weighted average interest rates by expected maturity date. Weighted average variable rates are based on implied zero coupon rates in the yield curve. For interest rate swaps and caps, the table presents notional amounts and weighted average interest rates or strike rates by expected maturity date. Weighted average variable rates are based on the implied forward rates as of December 31, 2004. The information is presented in euro equivalents, which is our reporting currency.

Interest Rate Risk Management
Principal (Notional) Amount by Expected Maturity
Average Interest Rate

								Fair Value
								December 31,
	2005	2006	2007	2008	2009	After 2009	Total	2004

	(€ equivalent in millions)
Debt, including current portion
Fixed rate (€)	54.8	4.8	8.4	0.1	0.1	270.4	338.6	369.8
Average interest rate	3.83%	7.27%	7.32%	4.11%	4.11%	8.49%
Variable rate (€)	10.0	2.5	2.1				14.6	14.7
Average interest rate	4.93%	4.93%	4.93%
Variable rate (U.S. $)	1.7	0.8	0.8	0.8	78.3		82.4	82.5
Average interest rate	4.71%	4.71%	4.71%	4.71%	4.71%
Variable rate (GBP)	1.3						1.3	1.3
Average interest rate	5.00%
Other currencies	0.2						0.2	0.2

Other currencies in which we have issued debt is the Chinese Renmimbi Yuan.

Back to Contents

Interest Rate Risk Management
Principal (Notional) Amount by Expected Maturity
Average Interest (Swap) Rate/Option Strike Price

								Fair Value
								December 31,
	2005	2006	2007	2008	2009	After 2009	Total	2004

	(€ equivalent in millions)
Interest rate swaps
EURO
Capped Swaps	100.0						100.0	(0.73)
Average receive rate (variable)	2.215%
Average pay rate (capped at 5.185%) .	2.920%
EURO
Swaps				80.0			80.0	1.04
Average receive rate (fix)				8.500%
Average pay rate (variable)				6.733%
USD
Capped Swaps					58.7		58.7	(2.19)
Average receive rate (variable)					2.766%
Average pay rate (variable, capped at 5.14%)					4.123%
Interest rate options
EURO
Caps purchased	70.0						70.0	0.0
Average strike rate	6.00%

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

By the end of December 2004, the SGL Group had entered into hedging agreements in the amount of USD 101 million to secure the transaction risk in Europe for the 2005 fiscal year. The average exchange rate for these agreements is approximately USD 1.26/EUR 1.00.

Back to Contents

     The tables below provide information about our significant derivative financial instruments that are sensitive to changes in foreign currency exchange rates as of December 31, 2004. For forward foreign currency exchange agreements, which relate to intercompany financing, the table presents the notional amounts and the weighted average contractual foreign currency exchange rates. For foreign currency options, the table presents the contract amounts and the average foreign currency option strike prices. The foreign currency options entered into by the SGL Group have a term of less than four years.

		Average
		Contractual
	Contract	Forward	Fair Value
	Amount	Exchange	December
	Buy (Sell)	rate	31, 2004

	(€ equivalent in millions, except for average contractual exchange rate)
Forward Foreign Currency Contracts
Euro
U.S. Dollar	(36.9)	1.3092	1.490
British Pound Sterling	(50.2)	0.7057	0.149
Polish Zloty	19.9	4.2130	0.539
Japanese Yen	(0.7)	137.78	0.002

	Contract	Average	Fair Value
	Amount Buy	Option	December
	(Sell)	Strike Price	31, 2004

	(equivalent in millions, except for average contractual exchange rate)
Foreign Currency Options
DoJ-Hedging
U.S Dollar put/euro call*	(66.4)	0.9000	(22.141)
U.S Dollar call/euro put	70.3	0.8504	0.000
Others
U.S Dollar put/euro call	79.7	1.2671	6.401
U.S Dollar call/euro put	(29.3)	1.2498	(0.194)

*	The following features distinguish these options from standard currency options. The option may only be exercised if a ‘‘knock-in-event’’ has occurred, based on the following terms: principal amount $ 59.8 million; knock-in level between € 1.00 = $ 1.015 and € 1.00 = $ 1.115; strike rate (exchange rate at which dollars must be purchased if the euro rises above the knock- in level € 0.90 = $ 1.00.)

Commodity Price Risks

We are exposed to commodity price risks through our dependence on various raw materials (including petroleum coke, coal tar pitch, petroleum pitch, anthracite coal and natural graphite flake) and energy. We seek to minimize these risks through our sourcing policies and efficient operating procedures. Some of these products are derived from petroleum. Increases in the market price of oil in 2005should only have a limited effect on gross margins in some of our business segments.

In order to ensure both the supply and pricing of some of our energy requirements, from time to time we are a party to short-term forward contracts in the natural gas market in the US. Such contracts are not material to the operations of the Company as a whole.

Back to Contents

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

Our Risk Management System (RMS) comprises an interlinked series of planning, control and information systems. These systems contain all areas of the Company and are continuously being adapted to changed underlying conditions. The operating units and service departments identify core risks within the framework of the planning process and determine their financial impact and initial probability of occurrence. These core risks are monitored and counter measures are set up within the framework of target-setting discussions with the Board of Management.

Each quarter, on a rolling basis the responsible business units and service departments evaluate the likelihood of core risks occurring, identify potential new risks, and monitor the countermeasures that have been taken. The results are summarized by Group Controlling and discussed at Board of Management meetings. This makes it possible to identify in particular risks and hazards that could endanger the existence of the Company and to undertake countermeasures at an early stage. For its part, at regular intervals the Board of Management informs the Supervisory Board concerning risk management. In addition, the Group Audit Department as an organizationally independent unit monitors all the components of the Risk Management System at appropriate intervals. Assignment of responsibility for risk management is detailed in the Corporate Guidelines.

Operating risks

Major operating risks for 2005 result from the course of economic developments among our customer industries as well as their impact on our prices and sales volumes. In addition, raw material, energy, and staff costs may turn out to be higher than planned. We are subject to the risk of technological progress in all our business units, especially in our growth segments. The market may grow at a slower rate than anticipated, and planned cost reductions may not occur. These factors are continually monitored within the business units as well as within the framework of quarterly reports for the Board of Management covering significant discrepancies.

Financial risks

The successful conclusion of the new refinancing package at the beginning of fiscal year 2004 has considerably reduced our financial risks. We must comply with certain normal covenants from the banks within the framework of the financing. We manage this risk by means of a tough liquidity policy as well as liquidity and financial planning on a rolling basis, which are based on current, updated earnings and cash flow estimates of the operating units. Our existing credit facilities, comprising the syndicated loan and the corporate bond, cover the Group’s medium- to long-term financing requirements. We are also exposed to financial risks in the form of changes in interest and exchange rates, which we hedge with derivative financial instruments. Risk minimization is the overriding principle that underlies all our activities involving these derivatives, which are used exclusively for hedging purposes. The trading and control functions are kept separate, and we also perform regular risk assessments in this area.

Antitrust risks

The North American antitrust proceedings dating back to the 1990’s have been brought to a close and the resulting fines imposed. In North America, the payment obligations have been fully taken into account on the balance sheet and covered in terms of cash flow by the special cash escrow account. Also in Europe the proceedings dating back to the 1990’s have been brought to a close and the fines are imposed. There are no further requests for information, investigations or statement of objections by the EU Commission. We have appealed all three fines to the European Court. In April 2004, the European Court of First Instance reduced the €80.2 million fine imposed in 2001 in the

Back to Contents

graphite electrode proceedings to €69.1 million. Since the judgment of the European Court of First Instance failed to address either the censured gross procedural errors or the internationally recognized prohibition against double punishment, we have filed an appeal to the European Court of Second Instance. Most of the EU fines, which are being appealed, are covered by a balance sheet provision. We have provided preliminary payment of €23.6 million covering the fine that had been imposed by the EU Commission at the end of 2003. This payment, among other things, had already been taken into consideration within the framework of the refinancing package and the funds were disbursed from the special cash escrow account. The two other EU penalties are backed up by bank guarantees. We expect the final determinations to be made regarding the EU penalties at the earliest in the next one to three years. The outcome of this proceeding is uncertain.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Debt Securities

As of December 31, 2004, two major debt securities, issued by SGL Group, were outstanding: 49,963 convertible bonds of €1,000 each issued as part of a convertible bond issuance on September 18, 2000 at 100% of the principal amount and a High Yield bond in the amount of € 270,000,000 maturing on February 01, 2012.

The convertible bonds bear annual interest at 3.5% on their principal amount. The bonds can be converted at any time into fully paid-in shares during the period from October 18, 2000 to September 4, 2005. Each bond in the principal amount of €1,000 can be converted into 11.2233 shares subject to adjustment of the conversion price. The bonds will be repaid on September 18, 2005 at their principal amount, provided that they have not been repaid or converted at an earlier date. The Company announced a public tender offer on February 25, 2004 at 100.5% of the principal amount. The acceptance period for the tender offer expired at 12.00 midnight (Central European Daylight Saving Time) on April 7, 2004. 62.6% of the bondholders accepted the offer of the Company and tendered their bonds. The Company repurchased 83,687 bonds of €1,000 each from the bondholders. The funds for this tender offer were generated by the refinancing of February 9, 2004. The remaining portion of the convertible bonds in the amount of €49,963,000 plus interest is already funded in an escrow account.

The High Yield bonds bear annual interest at 8.5% on their principal amount. The bonds traded at 111% as of December 31, 2004. Interest on the High Yield bonds is paid semi-annually. At any time prior to February 1, 2007, the issuer may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 100% of the principal amount plus the coupon rate and accrued and unpaid interest, with the proceeds of certain equity offerings. The issuer may make that redemption only if, after the redemption, at least 65% of the aggregated principal amount of the notes, remain outstanding following each such redemption. On or after February 1, 2008, the notes may be redeemed at the option of the Issuer, in whole or in part, at the redemption prices as set out in the respective offering circular.

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

ITEM 16B.  Code of Ethics.

The Company has adopted a code of ethics for financial matters that applies to the Chief Executive Officer, the Chief Financial Officer and the Head of its Financial Reporting Department, as well as to all of the Company’s employees performing similar functions in and outside Germany and to all other senior financial personnel. The code of ethics for financial matters is included in this annual report as Exhibit 2.

ITEM 16C.   Principal Accountant Fees and Services.

Ernst & Young (E&Y) has served as SGL CARBON Group’s principal independent auditor for the fiscal year in the period ended December 31, 2004 and BDO has served as principal independent auditor for the fiscal year ended December 31, 2003. Fees billed or expected to be billed by E&Y and BDO for professional services for each of the last two fiscal years were as follows:

Audit Fees SGL CARBON Group

	2004	2003

	k€	k€
Audit fees	1,529	1,395
Audit related fees	51	43
Tax fees	70	217
All other fees	170	23

Total	1,820	1,678

In the above table, ‘‘audit fees’’ are the aggregate fees billed by E&Y or BDO for professional services in connection with the audit of the Company’s consolidated annual financial statements,

Back to Contents

reviews of interim financial statements, comfort letters, as well as audits of statutory financial statements of SGL CARBON AG and its affiliates. Also included in ‘‘audit fees’’ are amounts billed for attestation services in relation to regulatory filings and other compliance requirements. ‘‘Audit-related fees’’ are fees billed by BDO for accounting advice on actual or contemplated transactions, attestation regarding compliance with certain agreements, employee benefit plan audits and other agreed-upon procedures. ‘‘Tax fees’’ are fees for tax advice on actual or contemplated transactions, expatriate employee tax services and transfer pricing studies.

In the first quarter of 2004 the principal auditor BDO billed another A1.5 million for fees related to reviews in accordance with generally accepted auditing standards in the US for meeting requirements set by the underwriter in connection with the refinancing of the SGL Carbon Group, which was completed by February 9, 2004.

We have proposed to the annual meeting to engage Ernst&Young as our auditors for the fiscal year ending December 31, 2005.

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

ITEM 18.   FINANCIAL STATEMENTS

The following financial statements, together with the Reports of Ernst & Young AG, Wirtschaftspruüfungsgesellschaft, for the year ended December 31, 2004 and of BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftspruüfungsgesellschaft for the years ended December 31, 2003 and 2002 are filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit Number

1.	Articles of Incorporation (Satzung) of SGL CARBON Aktiengesellschaft, as amended.

2.	Code of ethics for Senior Financial Officers

3.	A list showing the number and a brief identification of each material foreign patent for an invention not covered by a U.S. patent will be provided upon the Commission’s request.

4.	An explanation of how earnings per share information was calculated is provided in Notes 10 and 33 to our consolidated financial statements filed in Item 18, ‘‘Financial Statements’’.

5.	A list of our principal subsidiaries is provided in Item 4, ‘‘Information on the Company – Organizational Structure’’.

6.	Rule 13a-14(a)/15d-14(a) Certifications

7.	Section 1350 Certifications

Back to Contents

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SGL CARBON Aktiengesellschaft

By:	/s/ Robert J. Koehler

Robert J. Koehler
Chief Executive Officer
Chairman of the Board of Management

By:	/s/ Sten Daugaard

Sten Daugaard
Chief Financial Officer
Member of the Board of Management

Date: April 30, 2005

Back to Contents

CERTIFICATION

I, Robert Koehler, certify that:

1.     I have reviewed this annual report on Form 20-F of SGL Carbon AG;

2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.     The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to bedesigned under our supervision, to ensure that material information relating to the company, including itsconsolidated subsidiaries, is made known to us by others within those entities, particularly during the periodin which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.     The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: April 30, 2005

/s/ Robert Koehler

Robert Koehler
Chief Executive Officer
Chairman of the Board of Management

Back to Contents

CERTIFICATION

I, Sten Daugaard, certify that:

1.     I have reviewed this annual report on Form 20-F of SGL Carbon AG;

2.     Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.     Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.     The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to bedesigned under our supervision, to ensure that material information relating to the company, including itsconsolidated subsidiaries, is made known to us by others within those entities, particularly during the periodin which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.     The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: April 30, 2005

by: /s/ Sten Daugaard

Sten Daugaard
Chief Financial Officer
Member of the Board of Management

Back to Contents

Certification Pursuant to 18 U.S.C. Section 1350 As Adopted Pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Form 20-F annual report of SGL Carbon AG (the ‘‘Company’’) for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the ‘‘annual report’’), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of such officer’s knowledge and belief, that:

1.	the annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Robert J. Koehler

Robert J. Koehler

Chairman of the Board of Management

/s/ Sten Daugaard

Sten Daugaard
Member of the Board of Management

Date: April 30, 2005

Back to Contents

SGL CARBON AKTIENGESELLSCHAFT

Back to Contents

Report of Independent Registered Public Accounting Firm

To the Board of Management and Shareholders of
SGL CARBON Aktiengesellschaft

We have audited the accompanying consolidated balance sheet of SGL CARBON Aktiengesellschaft and subsidiaries (‘‘SGL Group or ‘‘Company’’) as of December 31, 2004, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for the year ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SGL Group at December 31, 2004, and the consolidated results of its operations and its cash flows for the year ended December 31, 2004, in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature of such differences is presented in note 35 and 36 to the consolidated financial statements.

Eschborn/Frankfurt am Main, Germany
March 7, 2005 except for note 35, 36 and 37 as to which is the date April 30, 2005.

Ernst & Young AG
Wirtschaftsprüfungsgesellschaft

Back to Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
SGL CARBON Aktiengesellschaft

We have audited the consolidated balance sheets of SGL CARBON Aktiengesellschaft and subsidiaries (“SGL Group”) as of December 31, 2003 and 2002 and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2003. These consolidated financial statements are the responsibility of SGL Group management. Our responsibility is to express an opinion on these consolidated statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the SGL Group as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2003, in conformity with International Financial Reporting Standards.

International Financial Reporting standards vary in certain significant respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected the results of operations for each of the years in the two-year period ended December 31, 2003 and shareholders’ equity as of December 31, 2003 and 2002 to the extent summarized in notes 34 and 35 (to the 2003 financial statements) to the consolidated financial statements.

Munich, Germany
March 1, 2004 except for notes 34, 35 and 36 (to the 2003 financial statements) as to which the date is April 6, 2004.

BDO Deutsche Warentreuhand
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Back to Contents

SGL CARBON Aktiengesellschaft

Consolidated Statements of Operations
(in millions, except per share data)

	Notes	2004	2004	2003	2002
CONTINUING OPERATIONS		US$	Euro	Euro	Euro

Sales revenue	28	1,263.3	926.2	915.8	957.3
Cost of sales		(904.9)	(663.4)	(680.8)	(744.2)

Gross profit		358.4	262.8	235.0	213.1
Selling expenses		(155.4)	(113.9)	(121.8)	(118.1)
Research costs		(26.2)	(19.2)	(19.0)	(24.1)
General and administrative expenses	4	(57.7)	(42.3)	(36.8)	(38.6)
Other operating income (net)	5	(2.9)	(2.2)	(1.0)	3.8

Profit from operations before costs relating
to antitrust proceedings and
restructuring, net		116.2	85.2	56.4	36.1
Restructuring expenses	6	(27.0)	(19.7)	(9.4)	(4.8)

Profit from operations before costs relating
to antitrust proceedings, net		89.2	65.5	47.0	31.3
Costs relating to antitrust proceedings	6	0.0	0.0	(19.5)	(22.0)

Profit (loss) from operations		89.2	65.5	27.5	9.3
Net financing costs	7	(82.4)	(60.5)	(75.0)	(27.6)

Profit (loss) before tax		6.8	5.0	(47.5)	(18.3)
Income tax benefit/(expense)	9	(1.6)	(1.2)	18.8	(0.3)

Net loss for the period before minority
interests		5.2	3.8	(28.7)	(18.6)
Minority interests		0.0	0.0	(0.1)	0.0

Net profit/loss from continuing operations.		5.2	3.8	(28.8)	(18.6)

DISCONTINUED OPERATIONS
Net loss from discontinued operations	10	(28.5)	(20.9)	(21.5)	(5.0)
Loss from sale		(88.1)	(64.6)
Total discontinued operations		(116.6)	(85.5)	(21.5)	(5.0)

Net loss for the period		(111.4)	(81.7)	(50.3)	(23.6)

Basic earnings per share (EPS) in €	11		(1.57)	(2.27)	(1.08)
Diluted earnings per share (EPS) in €	11		(1.57)	(2.27)	(1.08)

(1)	The 2004 financial figures have been translated for the convenience of the reader at an exchange rate of $ 1.3640 to €1.00, the rate on December 31, 2004.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Back to Contents

SGL CARBON Aktiengesellschaft

Consolidated Balance Sheets
(in millions)

	Note	31/12/2004	31/12/2004	31/12/2003
ASSETS		US$	Euro	Euro

Noncurrent assets
Intangible assets	12	115.7	84.8	99.0
Property, plant and equipment	13	471.3	345.5	408.5
Non-current financial assets	14	40.8	29.9	28.7

		627.8	460.2	536.2
Current assets
Inventories	15	338.3	248.0	258.0
Trade receivables	16	250.8	183.9	221.3
Other receivables and other current assets	17	49.1	36.0	58.1

Receivables and other current assets		299.9	219.9	279.4
Restricted cash and cash equivalents		174.6	128.0	0.0
Cash and cash equivalents	18	88.3	64.7	46.1

		901.1	660.6	583.5
Assets held for sale		87.0	63.8	0.0
Deferred tax assets	19	177.6	130.2	127.2

		1,793.5	1,314.8	1,246.9

EQUITY AND LIABILITIES
Equity/Minority interests
Issued Capital		194.9	142.9	56.8
Share premium		369.0	270.5	111.5
Retained earnings		(68.2)	(50.0)	(1.4)
Accumulated deficit/surplus		(111.4)	(81.7)	(50.3)

Equity	20	384.3	281.7	116.6
Minority interests		0.3	0.2	0.3

		384.6	281.9	116.9
Provisions
Provision for pensions and other employee benefits	21	212.4	155.7	188.5
Other provisions	22	198.3	145.4	166.6

		410.7	301.1	355.1
Liabilities	23
Financial liabilities		568.0	416.4	494.5
Trade payables		124.7	91.4	98.9
Other liabilities		156.7	114.9	138.5

		849.4	622.7	731.9
Liabilities held for sale	10	87.0	63.8	0.0
Deferred tax liabilities	19	61.8	45.3	43.0

		1,793.5	1,314.8	1,246.9

(1)	The 2004 financial figures have been translated for the convenience of the reader at an exchange rate of $ 1.3640 to €1.00, the rate on December 31, 2004.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Back to Contents

SGL CARBON Aktiengesellschaft

Consolidated Statements of Cash Flows
(in millions)

	2004	2004	2003	2002
	US$	Euro	Euro	Euro

Cash flows from operating activities1)
Net profit (loss) before taxes	6.8	5.0	(47.5)	(18.2)
Adjustments to reconcile net profit or loss to net cash
provided by operating activities
Gain/Loss on sale of property, plant and equipment	(0.8)	(0.6)	0.2	(2.9)
Gain/loss on sale of equity investments	0.0	0.0	(3.6)	(1.0)
Depreciation and amortization expense	91.3	66.9	69.5	73.6
Amortization of refinancing costs	5.2	3.8	15.9	0.0
Taxes paid	(19.1)	(14.0)	(4.2)	(20.2)
Change in provisions, net	19.1	14.0	24.2	(3.8)
Change in Working capital, net of changes in basis of
consolidation:
Inventories	(6.3)	(4.6)	0.3	71.6
Trade receivables	1.2	0.9	(31.2)	36.9
Trade payables	4.8	3.5	(4.1)	8.4
Other operating assets/liabilities	33.0	24.3	11.9	(0.4)

Cash provided by operating activities before payment of
antitrust fines	135.2	99.2	31.4	144.0

Payments relating to antitrust proceedings	(70.9)	(52.0)	(14.9)	(10.1)

Cash provided/used by operating activities	64.3	47.2	16.5	133.9

Cash flows from investing activities1)
Acquisition of property, plant and equipment, and
intangible assets (excl. Goodwill)	(62.9)	(46.1)	(43.4)	(50.7)
Proceeds from sale of property, plant and equipment,
and intangible assets	6.1	4.5	1.5	7.1
Cost of aquisitions	(7.9)	(5.8)	(1.7)	(0.7)
Proceeds from sale of equity investments	2.7	2.0	5.7	5.5

Cash used in investing activities	(62.0)	(45.4)	(37.9)	(38.8)

Cash flows from financing activities1)
Net change in financial liabilities	(68.7)	(50.4)	60.5	(84.1)
Payments in connection with refinancing	(32.6)	(23.9)	(15.9)	0.0
Dividends paid		0.0	0.0	(0.2)
Net proceeds from capital increase	333.0	244.1	1.0	0.8

Cash provided by financing activities	231.7	169.8	45.6	(83.5)

Cash used in/provided by discontinued operations	(33.6)	(24.6)	0.7	(0.7)

Effect of foreign exchange rate changes	(0.6)	(0.4)	(0.3)	(1.5)

Net increase/decrease in cash and cash equivalents	199.8	146.6	24.6	9.4
Cash and cash equivalents at beginning of year	62.9	46.1	21.5	12.1

Cash and cash equivalents at end of year	262.7	192.7	46.1	21.5

(1)	Continuing Operationns;

The 2004 financial figures have been translated for the convenience of the reader at an exchange rate of $ 1.3640 to A€1.00, the rate on December 31, 2004

Cash flow was adjusted for currency impacts, see Note 24 for additional cash flow information.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Back to Contents

SGL CARBON Aktiengesellschaft

Consolidated Statements of Changes in Shareholders’ Equity
(in Euro millions)

						Unappropriate
				thereof from	thereof other	surplus/
		Share	Retained	currency	comprehensive	Accumulated
	Issued Capital	Premium	Earnings	translation	income	defizit	Equity

Balance at Jan. 1, 2002	55.2	111.3	183.9	27.3	0.0	(95.2)	255.2
Appropriation of net loss for 2002			(95.2)			71.6	(23.6)
Other recognized gains and losses							0.0
Capital increase	0.8						0.8
Exchange differences			(36.1)	(36.1)			(36.1)

Balance at Dec. 31, 2002	56.0	111.3	52.6	(8.8)	0.0	(23.6)	196.3

Balance at Jan. 1, 2003	56.0	111.3	52.6	(8.8)	0.0	(23.6)	196.3
Appropriation of net loss for 2003			(23.6)			(26.7)	(50.3)
Other recognized gains and losses			2.7		2.7		2.7
Capital increase	0.8	0.2					1.0
Exchange differences			(33.1)	(33.1)			(33.1)

Balance at Dec. 31, 2003	56.8	111.5	(1.4)	(41.9)	2.7	(50.3)	116.6

Balance at Jan. 1, 2004	56.8	111.5	(1.4)	(41.9)	2.7	(50.3)	116.6
Appropriation of net loss for 2004			(50.3)			(31.4)	(81.7)
Other recognized gains and losses			(1.1)		(1.1)		(1.1)
Capital increase	86.1	159.0					245.1
Exchange differences			2.8	2.8			2.8
							0.0

Balance at Dec. 31, 2004	142.9	270.5	(50.0)	(39.1)	1.6	(81.7)	281.7

The accompanying notes are an integral part of these Consolidated Financial Statements.

Back to Contents

SGL CARBON Aktiengesellschaft

Notes to the Consolidated Financial Statements
(in millions)

1.	Summary of Accounting Policies

Description of business

SGL CARBON Aktiengesellschaft (hereafter ‘‘SGL Carbon’’ or ‘‘Company’’) together with its subsidiaries (the ‘‘SGL Carbon Group’’) is a globally active manufacturer of carbon and graphite products. See Note 28 for additional information on business activities.

Basis of presentation

The consolidated financial statements of SGL Carbon have been prepared in accordance with the International Financial Reporting Standards (IFRSs) – formerly known as the International Accounting Standards (IASs) – issued by the International Accounting Standards Board (IASB) and incorporating the recommendations of the International Financial Reporting Interpretations Committee (IFRIC), formerly the Standing Interpretations Committee (SIC). All standards to be applied for fiscal year 2004 have been complied with. Furthermore, IFRS 3, IFRS 5, as well as the changes to IAS 36 and IAS 38, which generally apply beginning in 2005, were already adopted in 2004. References to the IFRSs apply to the current version of the guidelines, including amendments. Adaption of the IFRSs was possible because according to Section 292a of the German Commercial Code (Handelsgesetzbuch), which was introduced in 1998, consolidated financial statements prepared in accordance with internationally accepted accounting standards such as the IFRSs are exempt from German consolidated reporting requirements through 2004. The consolidated financial statements are in line with the guideline of the German Accounting Standards (DRS – Deutscher Rechnungslegungsstandard) No. 1 as well as Supplement No. 1a of the German Standardization Council (Deutscher Standardisierungsrat).

As in the previous year, the 2004 consolidated financial statements were prepared in euros (€) and are shown in millions of euros (€m) rounded to the nearest €0.1 million unless otherwise indicated.

Consolidation methods

The annual financial statements of the companies included in the scope of consolidation were prepared in accordance with uniform accounting policies. With the exception of six intermediate holding companies and six small companies, all the financial statements have been audited and certified by independent auditors.

The consolidation of subsidiaries is based on the fair value purchase method, according to which the acquisition cost of interests in subsidiaries is eliminated by the subsidiaries’ equity attributable to the parent company at the date of acquisition. After having recognized hidden reserves and liabilities, any remaining excess of the cost of acquisition over net assets acquired is recognized as goodwill from capital consolidation and amortized through December 31, 2003 on a straight-line basis over its estimated useful life. In accordance with IAS 22, negative goodwill is offset against capitalized goodwill on the face of the balance sheet and amortized in other operating income over the useful life of the amortizable asset. Goodwill arising prior to 1994 has been offset directly against the reserves.

Companies or joint ventures representing an interest of between 20% and 50%, over which the parent company has a significant influence, are measured according to the equity method.

Receivables and liabilities among consolidated companies, interim results, as well as internal Group sales, expenses and income are eliminated. In accordance with IAS 12, deferred taxes are recognized with regard to timing differences arising from consolidation.

Back to Contents

Foreign currency translation

     Foreign currency receivables and liabilities in the individual financial statements are translated at the middle rates at the balance sheet date. In accordance with IAS 39, the associated derivatives are measured separately at their fair values at the balance sheet date.

     The annual financial statements of companies domiciled outside the European Monetary Union are translated into euros in accordance with IAS 21. For all members of the SGL Carbon Group, translation is effected on the basis of the local currency, as they are classified as foreign entities. Balance sheet items in annual financial statements that are not prepared in euros are translated at the middle rates at the balance sheet date; income statement items are translated at average rates for the year.

     Translation differences resulting from the application of different exchange rates in the income statements and the balance sheets as well as differences arising from the translation of net assets at exchange rates that changed from those applied for the previous year, are shown in a separate line within retained earnings.

     The exchange rates of currencies that are material to the consolidated financial statements changed as follows:

Foreign currency

		Middle rates at balanc
		sheet date
				Annual average rate €
		Dec. 31	Dec. 31
1 € =	ISO-Code	2004	2003	2004	2003

US-Dollar	USD	1.3640	1.2610	1.2434	1.1309
British Pound	GBP	0.7071	0.7070	0.6787	0.6919
Canadian-Dollar	CAD	1.6430	1.6290	1.6170	1.5818
Polish Zloty	PLN	4.0790	4.7170	4.5424	4.4561

Financial instruments

     The SGL Carbon Group uses all common derivative financial instruments, such as interest rate swaps, interest rate options, currency forward contracts and options as well as similar instruments only for hedging purposes and for the purpose of reducing currency, interest rate, and fair value risks arising from operating activities and the resulting financing requirements.

     Financial derivatives are measured at cost at the time a transaction is executed. They are subsequently remeasured at their fair values at the balance sheet date in accordance with IAS 39. Hedged balance sheet items are also measured individually at their fair values at the balance sheet date. Presentation in the income statement is based on the underlying business transaction. Cash flow hedges were entered into in order to cover future U.S. dollar transactions for the purpose of hedging future cash flow risks from balance sheet items, unrecognized firm commitments, and highly probable anticipated future transactions. Gains or losses on the effective portions of the hedges are recorded directly in equity after deducting deferred taxes, and shown separately under other comprehensive income without impact on the income statement. A reclassification to net income is made at the same time the hedged underlying transaction is affecting net income. The ineffective part of the change in fair value of the derivatives is booked directly in net income. The change in fair value of derivatives that were concluded for hedging purposes but for which no hedge accounting is used are recognized in the income statement. In accordance with IAS 39, these derivatives are classified as being held for trading.

Intangible assets

     Purchased intangible assets are capitalized at acquisition cost and amortized over their estimated useful life. Purchased goodwill is generally capitalized and up to fiscal year 2003 was amortized on a straight-line basis over its estimated useful life of 20 years. Beginning in fiscal year 2004 and in line with the early adoption of IFRS 3 (‘‘Business Combinations’’), goodwill is no longer subject to

Back to Contents

regular amortization. According to this standard, amortization of goodwill with indefinite useful life is not allowed any more. Instead, goodwill is tested for impairment annually and if necessary an extraordinary impairment write-down has to be recognized. The impairment test of acquired goodwill was performed in 2004 and did not result in any impairment loss.

     Internally developed computer software is capitalized if it is specifically identifiable, under own control and will contribute future economic benefits. The capitalization is based on production costs and the straight-line depreciation of these costs over the estimated useful life of a maximum of seven years begins at the time of completion. Expenses arising in connection with the basic decision on the acquisition or in-house development of utilized software are immediately expensed in the respective fiscal year. The costs of customizing the SAP R/3 system to create an integrated group-wide IT system were capitalized and amortized over this system’s estimated useful life following completion in summer of 2004. Development expenses are only capitalized in individual cases and are generally expensed immediately.

Property, plant and equipment

     Tangible assets utilized in business for more than one year are measured at their acquisition or manufacturing cost less scheduled straight-line depreciation. Production costs also include an appropriate share of materials and production overheads. The underlying useful lives correspond to the estimated useful lives applicable within the Group. Borrowing costs are not included in production costs. Repair costs are expensed directly when incurred. Costs of measures that result in a prolongation of useful life or in an increase in the opportunities for future utilization of the assets are generally capitalized. If an asset is sold or scrapped, it is removed from non-current assets, any resulting gain or loss is booked directly to the income statement.

     Contracts under which the lessee bears all significant benefits and risks from utilization of the leased asset are classified as finance leases and are carried at their fair values or, if lower, at the net present value of the minimum lease payments. Other leases are treated as operating leases, as a result of which the lease payments are expensed when incurred. Normal useful lives are defined as follows: buildings 10 to 41 years; technical equipment and machinery 4 to 25 years; other equipment, operating and office equipment 3 to 15 years.

Noncurrent financial assets

     Non-current financial assets are carried at cost of acquisition, net of any write-downs. Significant investments are measured at equity. Companies no longer consolidated are carried at their net book value. Interest-free and low-interestbearing long-term receivables are discounted at a standard market rate. Long-term securities available for sale are measured at fair value, with changes recognized in equity without impacting the income statement. No other securities are held.

Inventories

     The item includes spare parts, raw materials, and supplies as well as goods purchased for resale and advance payments made. Inventories are carried at cost using the weighted-average cost method and written down to the lower net realizable value where required. Net realizable value is the estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale. Individual valuation allowances are also charged in connection with inventory risks. In addition to directly attributable costs, production costs also include appropriate shares of materials and production overheads, as well as depreciation and write-downs. Directly attributable costs include labor costs, including pensions, amortization and directly attributable material costs. Borrowing costs are not capitalized.

     Advertising and sales promotion expenses as well as other customer-related expenses are expensed directly when incurred. Provisions are recognized for the estimated cost of product warranties after the date of sale of the product concerned.

Back to Contents

Receivables and other current assets

     Receivables and other current assets – trade and other receivables – are carried at their principal amount, net of any bonuses and rebates. Bad debt allowances for individual risks are included. Bills receivable and other long-term receivables are discounted.

Impairment of assets

     The carrying amounts of assets are reviewed where there are indications that the carrying amount of an asset exceeds its value in use or net selling price (impairment test). The recoverable amount is the higher of net realizable value and the precent value of future cashflows. The carrying amount is written down if it is higher than the recoverable amount.

     The impairment test for goodwill under the provisions of IFRS 3 was performed based on discounted estimated future cash flows. According to IAS 36, value in use is determined from the five-year planning of the Business Areas (cash generating units). The cash generating units, which are determined either by customers or markets, largely remain constant in subsequent years. This planning is based on internal assumptions that are compared with external information, and contains projections of operating profits and of cash flows for each planning year and Business Area. In doing so, the development of sales revenue and profits are budgeted in terms of product or product group based on the expected market, economic, and competitive developments for the subsequent four years and aggregated to Business Areas. Following the fifth planning year, an annual increase of the free cash flow of 1% is assumed for the established Business Areas (CG and GS) and of 3% for SGL T. The planning data is aggregated at Group level and analyzed for each Business Area; intensively discussed; and subsequently approved. Future cash flows are discounted at a SGL Carbon-specific interest rate before taxes (2004: 11.2%) .

Cash and cash equivalents

     Cash and cash equivalents comprise cash on hand, checks, balances with the German central bank, and unrestricted bank balances whose original term is three months or less. Restricted cash and cash equivalents received by SGL within the existing financing arrangements and which may only be used for certain purposes (e.g., escrows for the payment of antitrust fines or the repayment of the convertible bond) are listed separately on the consolidated balance sheet under the item ‘‘restricted cash and cash equivalents’’. The costs arising from the refinancing implemented in 2004 are offset against financial liabilities in accordance with IAS 39.

Discontinued operations

     Due to the sale as of January 6, 2005, to a financial investor regarding the companies of the Acotec Group, which are attributable to the Surface Protection and Plastics Process Technology businesses, these companies are shown separately as ‘‘discontinued operations’’ in the consolidated financial statements at the balance sheet date. This presentation in the consolidated financial statements is in accordance with IFRS 5, issued in March 2004 (‘‘Non-Current Assets Held for Sale and Discontinued Operations’’). The net loss for the year of this segment and the loss from the sale are shown separately in the income statement as discontinued operations. The figures shown in the income statement and in the cash flow statement for comparable previous years’ periods have been restated; they are thus no longer comparable with the financial figures published in the past. By contrast, the consolidated balance sheet as of December 31, 2003, was not restated and still includes the assets held for sale.

Other comprehensive income

     Certain changes in equity without effect on the income statement are shown separately within equity – to the extent that they are unrelated to capital transactions with shareholders such as capital increases or dividend payouts. Such changes include translation differences as well as unrealized gains and losses resulting from securities and hedging transactions recognized at fair value.

Back to Contents

Provisions for pensions and other employee benefits

Provisions for pensions and other employee benefits from defined benefit plans are measured by independent actuaries using the projected unit credit method and reflect future salary and pension increases in accordance with IAS 19. The interest component of the addition to pension provisions is shown separately under net financing costs. Payments under defined contribution plans are recognized as expenses at the time of payment.

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

Environmental protection obligations

The SGL Carbon Group recognizes provisions for environmental protection obligations if it is probable that such an obligation exists and if the amount of the obligation can be reasonably estimated. Potential insurance compensation payments are not deducted in recognizing such liabilities.

Liabilities

Liabilities are carried at the higher of notional or repayment amount at year-end. Financial liabilities are stated at amortized cost. Non-interest-bearing or low-interest-bearing liabilities whose original term to maturity exceeds one year are discounted as of the balance sheet date. Differences between the historic cost and the repayment amount (premiums and discounts as well as transaction fees) are deferred over the individual terms using the effective interest rate method.

Deferred income

Government grants are recognized only if there is sufficient certainty that the SGL Carbon Group will comply with the conditions attached to them and that the grants will be received. The amounts are carried in deferred income and recognized as income when the associated expenses are incurred.

Income and expenses

Income and expenses of the fiscal year are recognized when they are realized and incurred. Sales revenue is recognized at the time of transfer of risk, generally following delivery of a product or rendering of the services, net of any discounts and rebates granted. Operating expenses are recognized when a product or service is utilized or at the time when they are incurred. Interest income and expenses are recognized on an accrual basis. Dividends are in principle recognized at the time of distribution.

To enhance the quality of presentation of earnings capacity, costs relating to antitrust proceedings and to restructuring measures are disclosed separately in the income statement.

Deferred taxes

Income taxes are recorded based on the balance sheet liability method. Deferred tax assets and liabilities are presented separately on the balance sheet to reflect the future tax effect of timing differences between the carrying amounts of assets and liabilities in the financial statements and in the tax return. Deferred tax assets and liabilities are calculated on the basis of the tax rates expected to be enacted when the timing differences reverse. The effects of changes in tax rates are recognized at the time new tax laws are enacted. As a Group principle, tax loss carry-forwards are recognized on the basis of a 4-year rolling forecast. However, they are only capitalized, if the utilization within this period is probable.

Back to Contents

Estimates and assumptions

Preparation of financial statements requires management in certain cases to make estimates and assumptions regarding the amounts of receivables, liabilities and provisions, the disclosure of contingent liabilities and reported amounts of income and expenses. Actual amounts may differ from these estimates.

2.	Explanation of the effects on the SGL Carbon consolidated financial statements of material differences between measurement under German law and measurement according to the International Financial Reporting Standards

The significant deviations of the IFRS accounting principles from the German Commercial Code (HGB) that are material for the SGL Carbon Group are as follows:

•	Goodwill arising in accordance with the Commercial Code may either be capitalized and subsequently amortized over a period of 15 years or be offset against the reserves without effect on the income statement (SGL Carbon AG consolidated financial statements through 1994). The IFRS guidelines require recognition and up to fiscal year 2003 amortization over a maximum of 20 years. Beginning in fiscal year 2004, in accordance with IFRSs, goodwill is no longer amortized. The cost of integrating the company acquired is not a component of the cost of acquisition in accordance with the IFRSs. The resulting goodwill and the goodwill amortization are accordingly lower.

•	According to the IFRSs, internally developed intangible assets are recognized if there is a future economic benefit.

•	Depreciation of movable plant and equipment was changed from the declining method to straight-line depreciation.

•	Leased property, plant and equipment that are attributable to the SGL Carbon Group in line with the criteria of IAS 17 are capitalized and subject to depreciation. Resultant liabilities are accrued.

•	Foreign currency translation in accordance with the German Commercial Code is based on the imparity principle. Foreign currency receivables must be translated at the rate prevailing at the transaction date or at the lower rate at the balance sheet date. Foreign currency liabilities must be translated at the rate prevailing at the transaction date or at the higher rate at the balance sheet date. IFRSs require that all foreign currency receivables and liabilities be converted at the mid-rate on the balance sheet date. Resulting gains and losses are booked directly to the income statement.

•	Unlike the German Commercial Code, IAS 12 makes use of the balance sheet liability method in capitalizing and measuring deferred taxes. Under this method, assets and liabilities from amounts of future income taxes recoverable or payable must be recognized using the future enacted tax rates. This also includes the recognition of deferred tax assets from tax loss carry-forwards if it is probable that taxable profits will be available against which the deferred tax asset can be utilized.

•	Under the IFRSs, pension provisions are recognized taking into consideration future salary and pension increases (based on the projected unit credit method) as well as the so-called corridor approach for recognizing actuarial gains and losses. Under German law, the provision is calculated using the net present value method in accordance with section 6a of the EStG (German Income Tax Act). Pension provisions according to IFRSs are usually higher than such provisions based on the German Commercial Code.

•	Recognition of provisions under the IFRSs/IASs requires that future utilization of the provision is probable. Under the German Commercial Code, provisions may also be recognized for possible obligations. The IFRSs do not permit provisions for future internal expenses.

Back to Contents

	•	Under the IFRSs/IASs, long-term provisions and liabilities must be discounted, producing a lower carrying amount. The accrued interest on the liability relating to the North American antitrust proceedings calculated each quarter reduces net profit or increases net loss before tax in subsequent years compared with the HGB result.

3.	Acquisitions and basis of consolidation

As of January 1, 2001, all the shares held in SGL ACOTEC Ltda., São Paulo, Brazil, (formerly KCH-ANCOBRAS Ltda.) were acquired in exchange for a 38% interest in Larrondo Inversiones S.L. for a purchase price of €1.8 million. In addition, the interest in SGL ACOTEC (Wuhan) Co. Ltd., Wuhan, China, was increased from 70% to 90%. To acquire the 20% interest, a total of €0.9 million was paid to the partner, who continues to hold a 10% interest.

Tokai Carbon Co. Ltd., Tokyo, Japan, an outside enterprise, acquired a 49% interest in the Shanghai-based joint venture that has been operating under the name SGL Tokai CARBON Ltd. since July 2002. The 51% share still held by SGL Carbon is shown at its carrying amount and is not included in the scope of the consolidation.

All shares in SGL PanTrac Gesellschaft für elektrische Kontakte mbH, Berlin, Germany, were sold to E-CARBON S.A., Brussels, Belgium, a third-party enterprise, and transferred in January 2003. PanTrac was still included in the consolidated financial statements for fiscal year 2002.

The Electrical Contact (EC) business of SGL Risomesa S.p.A., Milan, Italy, was sold to the Schunk Group in March 2003; the company was subsequently deconsolidated. The business activities retained by SGL had been previously transferred to SGL CARBON Specialties and continue to be included in the consolidation.

SGL ANGRAPH Sp. z  o.o, Nowy Sacz, Poland, has been included in the scope of the consolidation since the beginning of fiscal year 2003. Four small Acotec companies have no longer been included in the scope of consolidation since July 1, 2003, as overall they are insignificant for the presentation of net assets, financial position, and results of operations.

The outstanding remaining interests in ZEW Zaklady Elektród Weglowych S.A., Racibórz, Poland, were acquired in 2003; the company was subsequently renamed SGL CARBON POLSKA S.A. At the end of fiscal year 2003, SGL CARBON S.A., Nowy Sacz, Poland, was merged with SGL CARBON POLSKA S.A., Racibórz, Poland.

SGL CARBON Luxembourg S.A., Luxembourg, was founded in January 2004; this company issued the senior subordinated notes in the refinancing of the SGL Group. In connection with the sale of the Surface Protection and Plastics Process Technology businesses, SGL CARBON Technic LLC (U.S.A.) was established in the U.S. for the purpose of acquiring graphite process technology operations in that country.

In Poland, at fiscal year-end 2004, SGL ANGRAPH Sp.z  o.o was merged with SGL CARBON POLSKA S.A; in Italy, SGL CARBON Specialties S.p.A. was merged with SGL CARBON S.p.A.; and in the U.S., SGL Information-Services LLC was merged with SGL CARBON LLC. Radion Finanziaria S.p.A., Milan, Italy, and SGL CARBON Finance Ltd., Dublin, Ireland, were dissolved in 2004.

The Surface Technology and Plastics Process Technology operations, which were divested in January 2005, are carried in the consolidated financial statements as assets held for sale respectively liabilities held for sale discontinued operations (see above explanations). Previous year’s figures were restated.

Scope of the consolidation

All significant subsidiaries that are under legal or constructive control of SGL Carbon AG are included in consolidation. As of December 31, 2004, in addition to SGL Carbon AG and including discontinued operations, as in the previous year a total of seven German and 32 (2003: 36) foreign subsidiaries were included in consolidation. Discontinued operations comprise of two domestic and five foreign companies, which had been consolidated in the past. Compared to 2003, two foreign subsidiaries were consolidated for the first time; six foreign subsidiaries were either merged or

Back to Contents

dissolved. The two subsidiaries consolidated for the first time are newly established companies. A total of 20 subsidiaries were not included in the consolidation because they are insignificant overall for the presentation of the net assets, financial position, and results of operations. One joint venture is carried at equity. In connection with the sale of the Surface Protection and Plastics Process Technology businesses, seven non-consolidated companies will leave SGL Group in 2005. The material consolidated subsidiaries are listed on page 96.

Notes to the Consolidated Income Statement and the Consolidated Balance Sheet

All comparable figures for 2003 in the consolidated income statement were adjusted for discontinued operations. Note 28 presents a breakdown of sales revenue by Business Area.

4.	General and administrative expenses

General and administrative expenses increased during the fiscal year compared to the previous year. The increase results largely from an increased addition for variable salary components as well as the first-time amortization of the capitalized costs of the group-wide IT platform.

5.	Other operating income/expenses, net

Other operating income includes primarily income from the disposal of non-current assets totaling €0.9 million (2003: €3.4 million), income from the release of provisions of €2.1 million (2003: €3.1 million), foreign exchange gains amounting to €3.4 million (2003: €1.6 million), and income from changes in bad debt allowances totaling €1.0 million (2003: €1.1 million).

The principal items included in other operating expenses, which did not include any amortization of goodwill in fiscal year 2004 (2003: €5.4 million), include foreign exchange losses of €4.6 million (2003: €4.4 million), additions to provisions amounting to €1.3 million (2003: €1.4 million) and losses on the disposal of non-current assets of €0.3 million (2003: €0.9 million).

6.	Costs relating to antitrust proceedings and restructuring expenses

	2004	2003	2002

	€m	€m	€m
Cost relating to antitrust proceedings	0.0	19.5	22.0
Restructuring expenses	19.7	9.4	4.8

	19.7	28.9	26.8

The expenses arising from antitrust proceedings are primarily attributable to an increase in provisions resulting from the€23.6 million fine imposed by the European antitrust authority in fiscal year 2003.

Restructuring expenses were as follows during the fiscal year: in the CG Business Area, €8.4 million (2003: €3.7 million) attributable to expenses for headcount reductions and the write-downs of assets in Poland, Italy, Germany and Spain; in the GS Business Area,€1.6 million (2003: €3.7 million) largely due to the partial closure of a plant in the U.K.; in the SGLT Business Area, €1.4 million (2003: €1.8 million) attributable to write-downs of assets in the U.S.; and other expenses totaling €A8.3 million (2003: €0.2 million) largely comprised non-cash write-downs of €4.9 million for land in the U.S. and expenses in connection with the resignation of a member of the Board of Management amounting to €1.7 million.

Back to Contents

7.	Net financing costs

	2004	2003	2002

	€m	€m	€m
Net investment income	0.2	(2.8)	0.3

Interest on other securities, other interest and similar income	5.0	3.3	2.2
(thereof from subsidiaries)	(0.3)	(0.0)	(0.2)
Interest on borrowings and other interest expense	(34.8)	(26.7)	(27.2)
Interest expense relating to the European Commission	(3.2)	(5.6)	0.0
Imputed interest on liabilities from antitrust proceedings	(3.9)	(6.2)	3.4
Interest component of additions to pension provisions	(13.3)	(14.0)	(15.2)

Interest expense, net	(50.2)	(49.2)	(36.8)

Amortization of financing costs	(3.8)	(16.1)	0.0
Deferred costs of convertible bond	(0.4)	(1.5)	(0.6)
Foreign currency translation and foreign currency hedging costs for North American antitrust liabilities	(2.7)	0.2	4.5
Expenses for guarantees to the European Commission	(3.2)	(2.4)	(0.9)
Other financial expenses	(0.4)	(3.2)	5.9

Other financial expenses/net financial income	(10.5)	(23.0)	8.9

Total	(60.5)	(75.0)	(27.6)

Net financing costs include non-cash expenses of €22.3 million (2003: €28.4 million). At year-end 2003 and 2004 we accrued the interest potentially payable in connection with the European antitrust fines. As a Group rule, the interest portion of the allocation to the pension provisions is included in the net financing costs in the U.S. as well as in Europe. In this matter, a reclassification in the consolidated income statement was necessary, which resulted in a €5 million charge to net financing costs in fiscal year 2003.

Other financing costs are attributable to foreign exchange gains and losses on financial transactions as well as adjustments to accrued refinancing expenses for fiscal year 2003 totaling €16.1 million. The costs already incurred in fiscal years 2003 and 2004 for the refinancing of the syndicated loan and the subordinated bond in 2004 were accrued and will be amortized over the expected term of the loans. Net investment income comprises the pro-rata results totaling €0.2 million of an investment accounted for at-equity.

8.	Other disclosures

Costs of material	2004	2003	2002

	€m	€m	€m
Cost of raw materials and consumables used and of good purchased and held for resale	192.8	192.3	208.9
Cost of purchased services	79.1	53.5	43.1

	271.9	245.8	252.0

Back to Contents

Staff Costs

	2004	2003	2002

	€m	€m	€m
Wages and salaries	201.9	207.7	235.2
Social security contributions, retirement and other benefit costs	79.5	72.0	56.8
(thereof for pensions)	(20.1)	(18.7)	(16.9)

	281.4	279.7	292.0

Other taxes

Other taxes, which are part of the expenses in the functional cost areas, amounted to €7.6 million in 2004 and €6.8 million in 2003.

Breakdown of employees

The average number of employees was 5,228 in fiscal year 2004.
The breakdown was as follows at balance sheet date:	2004	2003	2002

Production and auxiliary plants	3,787	3,906	3,980
Sales and marketing	381	390	411
Research	149	168	264
Administration, other functions	792	944	1,019

	5,109	5,408	5,674

The net reduction of employees results from additional restructuring measures implemented during the fiscal year, particularly in the CG and GS Business Areas, as well as to a slight increase in the number of employees in the SGL T Business Area.

9.	Income tax expense

The tax expense is composed as follows

	2004	2003	2002

	€m	€m	€m
Current Income tax expense
Germany	(0.2)	(0.3)	(2.1)
Rest of World	(16.5)	(14.0)	(5.2)
Deferred Taxes
Germany	(0.7)	27.2	7.2
Rest of World	16.2	5.9	(0.2)

Income tax (expense)/income	(1.2)	18.8	(0.3)

During the fiscal year, we only capitalized part of the tax loss carry-forwards that arose in Germany in 2004 due to the refinancing and the sale of the Surface Protection business. This development was primarily attributable to the absolute amount of our tax loss carry-forwards reached, the expected income in the German tax group for the next four years and the regulations concerning minimum taxation, which came into effect in 2004. A comprehensive tax optimization has been set up and will be implemented shortly.

German corporations are subject to a uniform 25% corporate income tax on both distributed and retained earnings. In September 2002, the corporation tax rate was increased to 26.5% for tax assessment year 2003. The impact of this increase, which was limited to one year, was not of material importance and has therefore not been included in the calculation of deferred taxes. Furthermore, a

Back to Contents

solidarity surcharge of 5.5% is added to the corporation tax rate, resulting in an overall corporation income tax rate of 26.4% for 2003 and 2004. German corporations are also subject to the trade tax. The amount of the trade tax depends on the municipality in which a company maintains its operations. The trade tax generally amounts to between approximately 15% and 20% of taxable earnings, depending on the municipality’s tax assessment rate. Trade tax is deductible as an operating expense in the calculation of the company’s income that is subject to corporation tax. With an average trade tax burden of 12%, the overall German income tax rate amounts to 38.4% . Due to changes in German legislation, generally only 60% of tax loss carry-forwards may be offset from current annual income. Losses up to an amount of €1 million can be completely deducted from corporation income tax as well as from trade tax. The changed law is applicable beginning with tax assessment year 2004.

		2004	2003	2002

		€m	€m	€m
Net loss before tax		5.0	(47.5)	(18.3)

Expected tax income at 38.4%		(1.9)	18.2	7.0

Change in expected tax expense due to:
–	non-deductable expenses
(incl. goodwill amortization) and tax-exempt income		(4.3)	(7.3)	(3.1)
–	Taxation differences at foreign companies	0.6	0.2	3.2
–	Deferred taxes from discontinued operations	16.2	0.0	0.0
–	Prior period taxes	0.0	0.0	4.0
–	Change in valuation allowance of deferred tax assets	(11.8)	9.3	(11.4)
–	Other	0.0	(1.6)	0.0

=	Effective tax benefit (+)/(expense)	(1.2)	18.8	(0.3)

     Since the taxation of income varies from country to country, differences in taxation are shown separately in the reconciliation above. The deferred tax assets resulting from the sale of discontinued operations totaled €13.1 million in connection with the taxable write-down of receivables due from SGL ACOTEC GmbH as well as €3.1 million from a taxable revaluation of assets in connection with the Acotec sale. The item ‘‘Change in valuation allowance on deferred tax assets’’ comprises of deferred tax assets not capitalized in the U.K. and Germany in 2004 totaling €(31.9) million and the capitalized deferred taxes on tax loss carry-forwards in the U.S. of €20.1 million.

10.	Discontinued operations

     As part of its portfolio restructuring, at the beginning of fiscal year 2005 the SGL Group completed the sale of its Surface Protection and Plastics Process Technology businesses. In accordance with IFRS 5, these are to be classified as assets held for sale and discontinued operations in the 2004 consolidated financial statements. As a consequence, the current loss from these operations as well as the loss from the sale are to be shown in a separate line in the consolidated income statement. The figures shown for comparable periods have been restated, and are thus no longer comparable with the financial figures disclosed in the past. Since the sale was not yet concluded at the end of fiscal year 2004, assets and liabilities are shown separately in the consolidated balance sheet for the current reporting period under ‘‘assets held for sale’’ and ‘‘liabilities held for sale’’.

     SGL did not receive any cash from the sale of these operations on January 6, 2005. As of December 31, 2004, in addition to the current after-tax earnings of discontinued operations totaling €(20.9) million, a write-down of assets amounting to €58.5 million was required, comprising a pre-tax write-down of €42.2 million and a write-down of deferred taxes of €16.3 million. In addition, expenses in connection with the sale amounted to €6.1 million.

Back to Contents

     The following table shows the assets and liabilities of the discontinued operations as of December 31, 2004:

Assets	Mio. €	Liabilities	Mio. €

Intangible assets	15.5	Equity	0.0
Property, plant and equipment	29.2	Pension provisions	27.2
Non-current financial assets	7.0	Other provisions	10.9
Inventories	14.4	Trade payables	10.7
Trade receivables	28.1	Other liabilities	11.0
Other assets	7.8
Deferred tax assets	20.3	Deferred tax liabilities	4.0
Loss from disposal	-58.5

Assets held for sale	63.8	Liabilities held for sale	63.8

The income statement for the discontinued operations is as follows:

Mio. €	2004	2003

Sales revenue	114.0	130.4
Cost of sales	-90.4	-113.8

Gross profit	23.6	16.6

Research, selling and administrative expenses	-36.4	-29.1
Restructuring expenses	-4.1	-1.0

Loss from operations	-16.9	-13.5

Net financing costs	-5.3	-3.3

Loss before tax	-22.2	-16.8

Income tax income/expense	1.3	-4.7

Net loss for the period from discontinued operations	-20.9	-21.5

11.	Earnings per share (EPS)

     Basic earnings per share are calculated by dividing the net loss for the year attributable to SGL Carbon shareholders (2004: €(81.7) million; 2003: €(50.3) million) by the weighted-average number of shares outstanding (2004: 52,152,691; 2003: 22,148,078). The weighted-average number of shares outstanding is calculated based on the number of shares outstanding as of January 1 as well as the shares issued in February and March 2004 due to capital increases (see Note 20).

     Stock options were outstanding in both fiscal years (see Note 31). Diluted earnings per share in accordance with IAS 33.41 were equal to the basic earnings per share because of the net loss recorded in both fiscal years.

Back to Contents

12.	Intangible assets

	Industrial
	rights,
	software and		Negative
€m	similar rights	Goodwill	goodwill	Total

Historical cost:
Balance at Jan. 1, 2004	44.3	117.0	(2.4)	158.9
Change in basis of consolidation	(8.6)	(19.2)	0.0	(27.8)
Currency translation	(0.4)	(3.7)	(0.1)	(4.2)
Additions	8.8	0.0	0.0	8.8
Disposals	(3.3)	0.0	2.5	(0.8)

Balance at Dec. 31, 2004	40.8	94.1	0.0	134.9

Cumulative amortization:
Balance at Jan. 1, 2004	23.4	38.9	(2.4)	59.9
Change in basis of consolidation	(6.7)	(4.7)	0.0	(11.4)
Currency translation	(0.4)	(1.7)	(0.1)	(2.2)
Additions	4.6	0.0	0.0	4.6
Disposals	(3.3)	0.0	2.5	(0.8)

Balance at Dec. 31, 2004	17.6	32.5	0.0	50.1

Carrying amount at Dec. 31, 2004	23.2	61.6	0.0	84.8

Historical cost:
Balance at Jan. 1, 2003	34.4	132.2	(11.4)	155.2
Change in basis of consolidation	(0.3)	(4.5)	4.6	(0.2)
Currency translation	(1.2)	(11.0)	0.3	(11.9)
Additions	12.9	0.6	0.0	13.5
Disposals	(1.5)	(0.3)	4.1	2.3

Balance at Dec. 31, 2003	44.3	117.0	(2.4)	158.9

Cumulative amortization:
Balance at Jan. 1, 2003	21.5	36.9	(7.0)	51.4
Change in basis of consolidation	(0.2)	(0.6)	2.9	2.1
Currency translation	(1.2)	(4.0)	0.3	(4.9)
Additions	3.8	6.6	(2.7)	7.7
Disposals	(0.5)	0.0	4.1	3.6

Balance at Dec. 31, 2003	23.4	38.9	(2.4)	59.9

Carrying amount at Dec. 31, 2003	20.9	78.1	0.0	99.0

     The change in the basis of the consolidation in 2004 is attributable exclusively to the reclassification of discontinued operations to assets held for sale. Industrial rights, software and similar rights comprise mainly of purchased and internally developed IT software. Additions during the past fiscal year were largely attributable to the implementation of the group-wide unified SAP system (SGL ONE). The aim of the SGL ONE project was to replace a large number of legacy systems with a fully integrated global SAP system. A total of €5.5 million was capitalized in 2004 for the SGL ONE project (2003: €9.3 million). Development costs totaling €2.9 million were capitalized in 2004 for the carbon-ceramic brake disc. Amortizations of goodwill were included in other operating expenses up through fiscal year 2003. Beginning in fiscal year 2004, in accordance with IFRS 3, goodwill is no longer amortized but subject to an impairment test. Write-downs due to the impairment test were not required. Goodwill amounting to €10.8 million is attributable to the CG Business Area, €19.7 to the GS Business Area and €31.1 million to the SGL T Business Area.

Back to Contents

13.	Property, plant and equipment

			Other
			equipment,	Advance
	Land, land	Technical	operating	payments and
	rights and	equipment and	and office	assets under
€ m	buildings	machinery	equipment	development	Total

Historical Cost:
Balance at Jan. 1, 2004	355.5	968.9	122.8	17.5	1,464.7
Change in basis of consolidation	(51.8)	(26.0)	(30.5)	(0.1)	(108.4)
Currency translation	(1.0)	(5.9)	(0.4)	(0.3)	(7.6)
Reclassifications	0.0	1.5	(1.5)	0.0	0.0
Additions	3.6	30.6	1.2	1.9 *)	37.3
Disposals	(6.2)	(9.0)	(6.5)	0.0	(21.7)

Balance at Dec. 31, 2004	300.1	960.1	85.1	19.0	1,364.3

Cumulative depreciation
Balance at Jan. 1, 2004	204.4	744.6	107.0	0.2	1,056.2
Change in basis of consolidation	(28.9)	(19.9)	(27.0)	0.0	(75.8)
Currency translation	(0.4)	(5.2)	(0.5)	0.0	(6.1)
Reclassifications	0.1	2.4	(2.5)	0.0	0.0
Additions	9.8	48.3	4.2	0.0	62.3
Disposals	(3.2)	(8.4)	(6.2)	0.0	(17.8)

Balance at Dec. 31, 2004	181.8	761.8	75.0	0.2	1,018.8

Carrying amount at Dec. 31, 2004	118.3	198.3	10.1	18.8	345.5

Historical cost:
Balance at Jan. 1, 2003	372.0	1,023.9	131.4	29.6	1,556.9
Change in basis of consolidation	(1.3)	(1.0)	(2.0)	0.1	(4.2)
Currency translation	(16.8)	(53.5)	(2.6)	(1.2)	(74.1)
Reclassifications	0.0	0.0	0.0	0.0	0.0
Additions	4.9	35.4	3.4	(10.9)	32.8
Disposals	(3.3)	(35.9)	(7.4)	(0.1)	(46.7)

Balance at Dec. 31, 2003	355.5	968.9	122.8	17.5	1,464.7

Cumulative depreciation
Balance at Jan. 1, 2003	203.7	764.8	110.9	0.2	1,079.6
Change in basis of consolidation	(0.7)	(1.8)	(1.5)	0.0	(4.0)
Currency translation	(5.3)	(31.0)	(1.9)	0.0	(38.2)
Reclassifications	0.4	(0.4)	0.0	0.0	0.0
Additions	9.4	48.4	6.7	0.0	64.5
Disposals	(3.1)	(35.4)	(7.2)	0.0	(45.7)

Balance at Dec. 31, 2003	204.4	744.6	107.0	0.2	1,056.2

Carrying amount at Dec. 31, 2003	151.1	224.3	15.8	17.3	408.5

*	Balance of additions of €27.3 million and reclassifications to operational equipment of €25.4 million.

The change in the basis of the consolidation in 2004 is attributable exclusively to the reclassification of discontinued operations to assets held for sale. During the fiscal year, investments in property, plant and equipment increased from the previous year from €32.8 million by €4.5 million to €37.3 million. Significant additions related to capital expenditures for replacement of property, plant and equipment in our plants in Germany, the U.S., Poland and Italy. Capitalized leasing expense, which is attributable to land and buildings as well as technical equipment and machinery, totaled €1.0 million at December 31, 2004 (previous year: €1.1 million). In 2004, we recorded write-downs on the carrying amounts of two pieces of land in the U.S. totaling €4.9 million, as these have been or will be sold.

Back to Contents

14.	Noncurrent financial assets

			Other
	Investments	Noncurrent	noncurrent
	in	financial	financial
	subsidiaries	instruments	assets	Total

	€m	€m	€m	€m
Historical cost:
Balance at Jan. 1, 2004	31.8	2.5	5.5	39.8
Change in basis of consolidation	(7.7)	0.0	(0.4)	(8.1)
Currency translation	(0.3)	0.0	(0.1)	(0.4)
Reclassifications	0.0	0.0	0.0	0.0
Additions	10.1	0.1	0.5	10.7
Disposals	(1.3)	0.0	(0.7)	(2.0)

Balance at Dec. 31, 2004	32.6	2.6	4.8	40.0

Cumulative write-downs:
Balance at Jan. 1, 2004	10.8	0.0	0.3	11.1
Change in basis of consolidation	(0.9)	0.0	(0.1)	(1.0)
Currency translation	0.0	0.0	0.0	0.0
Additions	0.0	0.0	0.0	0.0
Disposals	0.0	0.0	0.0	0.0

Balance at Dec. 31, 2004	9.9	0.0	0.2	10.1

Carrying amount at Dec. 31, 2004	22.7	2.6	4.6	29.9

Historical cost:
Balance at Jan. 1, 2003	32.8	2.5	5.4	40.7
Change in basis of consolidation	1.2	0.0	0.0	1.2
Currency translation	(1.5)	0.0	(0.1)	(1.6)
Reclassifications	0.0	0.0	0.0	0.0
Additions	1.0	0.0	0.7	1.7
Disposals	(1.7)	0.0	(0.5)	(2.2)

Balance at Dec. 31, 2003	31.8	2.5	5.5	39.8

Cumulative write-downs:
Balance at Jan. 1, 2003	7.2	0.0	0.3	7.5
Change in basis of consolidation	0.0	0.0	0.0	0.0
Currency translation	0.0	0.0	0.0	0.0
Additions	3.7	0.0	0.0	3.7
Disposals	(0.1)	0.0	0.0	(0.1)

Balance at Dec. 31, 2003	10.8	0.0	0.3	11.1

Carrying amount at Dec. 31, 2003	21.0	2.5	5.2	28.7

The increase in the investments in subsidiaries is attributable to capital increases at two foreign non-consolidated subsidiaries in Belgium and Malaysia. The presentation of long-term investments comprises exclusively available-for-sale securities. Other non-current financial assets comprise primarily the capitalized value of reinsurance policies. Changes in the basis of consolidation during the fiscal year are attributable to the carrying amounts of non-consolidated subsidiaries held by the discontinued operations. No advance payments on non-current financial assets were made. During fiscal year 2003, the carrying amount of a non-consolidated subsidiary was written down by €3.5 million because it streamlined and restructured its business.

Back to Contents

15.	Inventories

	Dec. 31,	Dec. 31,
	2004	2003

	€m	€m
Raw materials and supplies	63.6	71.8
Work in progress	133.9	138.5
Finished goods and goods purchased and held for resale	50.5	47.1
Advance payments	0.0	0.6

	248.0	258.0

Total inventories carried at net realizable value amount to €7.9 million. Write-ups were only recognized to a minor extent.

16.	Trade receivables

	Dec. 31,	Dec. 31,
	2004	2003

	€m	€m
Customers	171.2	204.2
thereof with more than one year to maturity
(2004: €0.3 million; 2003: €2.2 million)
Subsidiaries	12.7	17.1

	183.9	221.3

Trade receivables are shown after deduction of write-downs for doubtful receivables amounting to €5.6 million as of December 31, 2004 and €7.8 million as of December 31, 2003. No valuation allowances were recognized based on the lump-sum risk of default. No trade receivables were outstanding from investments.

17.	Other receivables and other current assets

	Dec. 31,	Dec. 31,
	2004	2003

	€m	€m
Other receivables from subsidiaries	5.0	11.6
Other current assets	31.0	46.5
thereof with more than one year to maturity
(2004: €0.0 million; 2003: €0.2 million)

	36.0	58.1

Other current assets are primarily attributable to tax refunds of €9.8 million (2003: €17.5 million), positive fair values of financial derivatives totaling €9.9 million (2003: €12.9 million), prepaid expenses of €3.5 million (2003: €3.3 million), reimbursement claims under insurance policies, short-term loans receivable, purchase price receivables for sold noncurrent assets and miscellaneous receivables.

Back to Contents

18.	Cash and cash equivalents

	31.12.2004	31.12.2003

	€m	€m
Restricted cash and cash equivalents for antitrust payments	77.2	0.0
Restricted cash and cash equivalents for repayment of convertible bond	50.1	0.0
Restricted cash and cash equivalents for debt service	0.7	0.0
Cash and bank balances	64.7	46.1
Securities	0.0	0.0

	64.7	46.1

The increase in bank balances over the previous year results primarily from the increase in cash and cash equivalents of SGL Carbon AG. Beside cash and cash equivalents, in the new financing SGL also received restricted liquid funds that are earmarked for specific purposes.

Part of the proceeds of the refinancing totaling €125.3 million were deposited in an escrow account in February 2004; these funds are designated exclusively for the payment of obligations from the North American antitrust penalties and from civil law settlements as well as the fine imposed in 2003 by the European antitrust commission. In 2004, the European fine (€23.9 million) was deposited on an interest-bearing escrow account of the antitrust authorities until the closure of the legal proceedings. A total of €24.2 million were paid to the North American antitrust authorities, which also includes currency hedging costs. The restricted cash for debt servicing represent the remaining amount of the proceeds from the Hillsboro sale in the U.S., which will be utilized in 2005 for early debt repayment. The restricted cash is presented separately on the consolidated balance sheet.

     In 2004, the Company made a public tender offer to all bondholders to purchase back the convertible bonds. For this purpose, SGL obtained liquid funds from the refinancing that were deposited to a restricted cash escrow account amounting to €143 million. SGL used €85.7 million from the restricted cash escrow account during the second quarter of 2004 for the partial buy-back of the convertible bond. Beside an interest income of  €0.1 million in 2004, a total of  €1.7 million were used for interest payments on outstanding bonds and an additional €5.6 million utilized for an early loan repayment. The amount outstanding as of the balance sheet date of  €50.1 million is restricted for repayment of the remaining part of the bond in September 2005.

19.	Deferred tax assets

Deferred tax assets from tax loss carry-forwards are uniformly recognized in the IFRS consolidated financial statements on the basis of a four-year operational rolling projection at the level of individual consolidated subsidiaries or on the level of tax groups. Uncertainties about certain planning assumptions and other underlying conditions are taken into account. On the basis of the restructuring measures taken and the disposal of the loss-generating Surface Protection business as well as the approved tax strategy, we assume that the capitalized deferred tax assets on loss carry-forwards can be utilized in the future.

Tax loss carry-forwards of approximately U.S.$184 million in the U.S. and of  €209 million in Germany are available. According to current German legislation, tax loss carry-forwards can be utilized for an unlimited period. Tax loss carryforwards in the U.S. expire between 2018 and 2023.

We capitalized deferred tax assets in the U.S. of  €20.1 million in 2004 and  €10.0 million in 2003. Out of the losses in the German tax group we have capitalized deferred tax assets of €6.1 million in 2004 and  €22.0 million in 2003.

Deferred tax assets were also recognized for timing differences in profits and losses resulting from consolidation measures as well as for timing differences in the amounts measured in consolidated subsidiaries resulting from provisions for onerous contracts that are not tax-deductible and for other measurement differences under IFRS provisions. If the deduction of expenses under tax

Back to Contents

provisions is in doubt, a valuation allowance is charged against the calculated deferred tax assets in the same amount.

Deferred tax assets and liabilities as of December 31, 2004, are derived from tax loss carry-forwards or differences between the tax balance sheet and the IFRS financial statements as follows:

		Deferred
	Deferred	tax
	tax assets	liabilities

	€m	€m

Noncurrent assets	15.3	13.8
Inventories	0.9	5.9
Receivables/other assets	0.9	12.1
Pension provisions	8.9	0.1
Other provisions	8.1	11.7
Liabilities	10.3	0.8
Comprehensive income	0.0	0.9
From tax loss carryforwards	85.8	0.0

Total	130.2	45.3

Deferred tax liabilities result from differing depreciation and amortization methods in the tax balance sheet and the IFRS financial statements, from capitalized finance leases, and from measurement differences in inventory assets between the tax balance sheet and IFRS financial statements. Most deferred taxes have a term of more than one year. Deferred taxes from cash flow hedges included in equity without effecting the income statement amounted to €0.8 million in fiscal year 2004.

20.	Equity

The classification of items of equity is presented in the Consolidated Statement of Changes in Equity on page F7.

The Company’s share capital amounted to €142,938,342.40 as of December 31, 2004, and is composed of 55,835,290 no-par value ordinary bearer shares, each with a notional value of €2.56.

An increase in the share capital of the Company requires a resolution by the Annual General Meeting adopted by a simple majority. Moreover, the Annual General Meeting may authorize the Board of Management to increase the share capital of the Company with the consent of the Supervisory Board within a period of five years by issuing shares in a certain aggregate amount (authorized capital). Finally, shareholders may approve the creation of conditional capital, but only to issue conversion or subscription rights to holders of convertible bonds, to prepare a merger with another company or to issue stock options to employees and members of the management of the Company or of an affiliated company by way of a consent and authorization resolution. Each of these shareholders’ resolutions pertaining to the creation of authorized or conditional capital require a majority of three quarters of the share capital represented at the Annual General Meeting when the resolution is passed. The nominal amount of the authorized capital created by the shareholders may not exceed one half of the share capital existing at the time of registration of the authorized capital in the commercial register. The total nominal amount of the conditional capital created by the shareholders, the issuance of which was authorized by the shareholders, may not exceed one half of the share capital existing at the time of the adoption of the resolution relating to the conditional capital increase. The total nominal amount of the conditional capital for the issuance of stock options to employees and members of the management of the Company or of an affiliated company may not exceed 10% of the share capital existing at the time of the adoption of the resolution relating to the conditional capital increase.

Back to Contents

Extraordinary General Meeting on January 15, 2004

The extraordinary General Meeting on January 15, 2004, adopted the following resolutions, among others:

•	that the Company’s share capital will be increased from €56,793,492.48 by €85,190,238.72 to €141,983,731.20 against cash contributions by issuing 33,277,437 no-par value bearer shares;

•	that an underwriting syndicate will subscribe for the new shares at the notional amount of €2.56 per share, with the obligation that they offer the shares to the existing shareholders at a ratio of three to two (three new shares for two existing shares) and at a subscription price of at least €6.00 per share (the indirect pre-emptive right). The subscription period ended two weeks after public notification of the subscription offer in the electronic version of the German Federal Gazette;

•	that the new shares shall carry full dividend rights as of fiscal year 2004;

•	and that the Board of Management is authorized, with the consent of the Supervisory Board, to determine the additional details of the capital increase and its implementation, in particular the subscription price. The underwriters are authorized to sell those shares that are not subscribed within the subscription period to institutional investors as part of a private placement.

The resolution relating to the capital increase was registered in the commercial register of the Wiesbaden local court on January 16, 2004; the implementation of the capital increase was registered on February 3, 2004. The new shares were issued at a subscription price of €8.00 per share.

Annual General Meeting on April 30, 2004

Following the capital increase of January/February 2004, which took place within the framework of SGL’s refinancing, the Company’s overall capital structure was adjusted to reflect its new authorized capital. The existing Authorized Capital I and Ia as well as the Conditional Capital in accordance with article 3 (10) of the Articles of Association were cancelled and replaced by the new Authorized Capital I and by new Conditional Capital for use issuing convertible bonds and bonds with warrants. Additional conditional capital [article 3 (7) new] was also created for use under the SAR Plan.

Authorized capital

The Board of Management is authorized, with the consent of the Supervisory Board, to increase the Company’s share capital by a total of up to €71,469,171.20 (authorized capital I) by issuing up to 27,917,465 new shares against cash and/ or non-cash contributions on one or several occasions until April 29, 2009. The shareholders are to be granted preemptive rights. The Board of Management is authorized, with the consent of the Supervisory Board, to exclude fractional amounts from the shareholders’ pre-emptive rights. Furthermore, the Board of Management can exclude pre-emptive rights with the consent of the Supervisory Board

(i)	to the extent necessary to enable the holders of warrants or convertible bonds that have been issued by SGL Carbon Aktiengesellschaft or by a wholly-owned direct or indirect subsidiary to be granted subscription rights for new shares as if they had exercised the warrants or conversion rights or fulfilled their conversion obligations;

(ii)	to issue new shares to holders of convertible bonds which were granted by SGL Carbon Aktiengesellschaft or its wholly-owned direct or indirect subsidiaries in Germany and abroad against non-cash contributions in accordance with the authorization by the Annual General Meeting on April 30, 2004, if the holders have exercised their conversion right or fulfilled their conversion obligation.

Back to Contents

(iii)	if the new shares are issued to employees of SGL Carbon Aktiengesellschaft or companies affiliated with SGL Carbon Aktiengesellschaft within the meaning of sections 15 ff. of the AktG. However, for this purpose the share capital can only be increased by a total of no more than €3,840,000.00 by issuing a total of up to 1,500,000 new no-par value shares on one or several occasions;

(iv)	if the new shares are issued to employees of SGL Carbon Aktiengesellschaft or companies affiliated with SGL Carbon Aktiengesellschaft within the meaning of sections 15 seq. of the AktG participating in the share plan (Matching Shares Plan) of SGL Carbon Aktiengesellschaft. However, for this purpose the share capital can only be increased by a total of no more than €896,000.00 by issuing a total of up to 350,000 new no-par value shares on one or several occasions;

(v)	if the new shares are issued as part of a capital increase against non-cash contributions for the acquisition of companies, parts of companies or equity interests in companies; and

(vi)	for a total of no more than €14,293,834.24 if the new shares are issued as part of a capital increase against cash contributions at an issuing price that does not fall significantly below the market price.

Conditional capital

Based on a resolution of the Annual General Meeting on April 30, 2004, the share capital of the Company was conditionallyincreased by a further amount of up to €4,096,000.00 against non-cash contributions. The sole purpose of the conditional capital increase is to issue up to 1,600,000 no-par value bearer shares carrying dividend rights from the beginning of the fiscal year in which they are issued to cover options for shares of SGL Carbon Aktiengesellschaft granted as stock appreciation rights (SARs) in the period through December 31, 2009 to members of the Board of Management and senior managers of SGL Carbon Aktiengesellschaft and members of the management and senior managers of affiliated companies (‘Konzernunternehmen’) within the meaning of sections 15 seq. of the German Stock Corporation Act = AKtG) on the basis of the authorization granted by the Annual General Meeting on April 30, 2004. The contributions to the shares to be subscribed take the form of the contribution of the remuneration entitlements granted to beneficiaries under the SARs issued pursuant to the authorization granted by SGL Carbon Aktiengesellschaft’s Annual General Meeting on April 30, 2004. The conditional capital increase will be implemented only to the extent that the SARs were issued pursuant to the authorization resolved by the Annual General Meeting on April 30, 2004, the beneficiaries exercised their options and contributed their remuneration entitlements to the Company, and the Company does not satisfy the beneficiaries’ options by issuing treasury shares or by a cash payment. The new shares are issued at a price of not less than €2.56 per share.

Based on a resolution of the Annual General Meeting on April 27, 2000, the share capital of the Company was conditionally increased by a further amount up to €3,840,000.00 composed of 1,500,000 bearer shares with a notional value of €2.56 per share. The conditional capital increase will only be implemented to the extent that holders of warrants relating to bonds with warrants or holders of conversion rights from convertible bonds, which are issued by the Company or a wholly-owned direct or indirect subsidiary of the Company on the basis of the authorizing resolution of the Annual General Meeting on April 27, 2000, exercise their option or conversion rights, or to the extent that holders of convertible bonds with a conversion obligation fulfill their conversion obligation, where those convertible bonds are issued by the Company or a wholly-owned direct or indirect subsidiary of the Company on the basis of the authorizing resolution of the Annual General Meeting on April 27, 2000. The new shares carry dividend rights as of the beginning of the fiscal year in which they are created through the exercise of conversion rights or options or through the fulfillment of conversion obligations.

Based on a resolution of the Annual General Meeting on April 27, 2000, the share capital of the Company was conditionally increased by an additional nominal amount of up to €4,096,000.00. The conditional capital increase will be implemented only by issuing up to 1,600,000 new shares carrying dividend rights from the beginning of the fiscal year in which they were issued and will only

Back to Contents

be implemented insofar as the holders of options issued within the scope of the Stock Option Plan of the Company based on the authorization of April 27, 2000, exercise their rights to purchase shares.

Based on a resolution of the Annual General Meeting on April 30, 2004, the share capital was conditionally increased by up to €38,400,000.00 through the issue of up to 15,000,000 new no-par value shares. The conditional capital increase will be used to grant rights to the holders of bonds with warrants and/or convertible bonds issued by SGL Carbon Aktiengesellschaft or its wholly-owned direct or indirect subsidiary through April 29, 2009, pursuant to the resolution of the Annual General Meeting on April 30, 2004. New shares will be issued at the conversion price or warrant exercise price to be established in each case. The conditional capital increase will be implemented only to the extent that holders of bonds with warrants exercise their warrants or that holders of convertible bonds exercise their conversion rights, or holders who are subject to a conversion obligation fulfil their conversion obligation, and to the extent that the Company does not issue treasury shares instead of new shares or does not satisfy the subscription rights through a cash payment.

The new shares carry dividend rights from the beginning of the fiscal year in which they are issued as a result of the exercise of conversion rights or warrants or through the fulfilment of conversion obligations. The Board of Management is authorized, with the consent of the Supervisory Board, to determine the further details of the implementation of a conditional capital increase.

Authorization to acquire the Company’s own shares

By resolution of the Annual General Meeting on April 30, 2004, the Board of Management was authorized to acquire nopar value bearer shares of the Company until October 29, 2005, totalling up to 10% of the share capital as of April 30, 2004. The purchase price of one no-par value shares (excluding transaction costs) may not be more than 10% above or below the average closing price of the Company’s share in the XETRA securities trading system (or a comparable successor system) on the last five trading days prior to the acquisition or undertaking to acquire the shares. If the shares are acquired via a public offering, the purchase price per share (excluding transaction costs) may not, as a matter of principle, be more than 15% above or below the average closing price of the Company’s shares in the XETRA securities trading system (or a comparable successor system) on the fifth to the ninth trading day prior to the publication of the offering. The volume of the public offering can be limited. Where the shares tendered to the Company as the result of a public offering exceed the stipulated volume, the number of shares accepted must be proportional to the number of shares offered. Preferred acceptance of lesser numbers of shares (up to 100 shares per shareholder) can be stipulated. Public offerings must comply with the regulations of the Wertpapiererwerbs- und Übernahmegesetz (German Securities Acquisition and Takeover Act), insofar as and to the extent that these are applicable.

In addition, the Board of Management was authorized to sell acquired own shares by means other than the stock market or an offering to all shareholders if the shares are sold at a cash price that is not significantly less than the market price of shares of the Company carrying the same rights at the time of the sale; this authorization is limited to a total of no more than 10% of the Company’s share capital. All shares issued in accordance with Article 3 (6 vi) of the Articles of Association for which pre-emptive rights have been disapplied in accordance with section 186 (3) sentence 4 of the AktG must be included. Also to be included are the shares to be issued as the result of the exercise of options or conversion rights arising from convertible bonds or bonds with warrants issued in accordance with the disapplication of shareholders’ pre-emptive rights under section 186 (3) sentence 4 of the AktG. Furthermore, the Company was authorized to make available, on the expiry of the two-year lock-up period, the acquired own shares to members of the Board of Management while disapplying pre-emptive rights as part of the Matching Shares Plan resolved by the Annual General Meeting on April 27, 2000, under agenda item 8. In this case, the shares must be offered and transferred by the Supervisory Board. However, no more than 20,000 shares may be transferred for this purpose. The Board of Management was authorized to offer the own shares for sale while disapplying pre-emptive rights to employees of the Company or a Group company. Moreover, the Board of Management was authorized to retire the own shares without an additional resolution by the Annual General Meeting. Each of these authorizations can be exercised either in full or in part. The own shares may be acquired for one or several of the reasons listed.

Back to Contents

The Supervisory Board can determine that measures taken by the Board of Management in reliance on this resolution by the Annual General Meeting may only be taken with its consent. The Board of Management may use the authorization to allocate acquired shares in the context of the Matching Shares Plan only if and to the extent that the Supervisory Board has made such a resolution and has given its consent. To date, the Board of Management has not made use of this authorization.

Convertible bond

The Company issued convertible bonds in the aggregate principal amount of €133,650,000.00 on September 18, 2000. The bonds bear interest at 3.5% annually. The bonds may be converted into shares at any time between October 18, 2000, and September 4, 2005. Each bond in the amount of €1,000.00 can be converted into 11.2233 shares (subject to adjustment of the conversion price). The bonds will mature on September 18, 2005, provided that they have not been repaid or converted at an earlier date. The conditions of the convertible bond provide for protection against dilution. The conditional capital described above in the amount of up to €3,840,000.00 was created in order to collateralize the option rights.

A portion of the proceeds of the refinancing were used for the repurchase of convertible bonds, that would have come due in September 2005. On February 25, 2004, the Company made a voluntary public offer to repurchase the convertible bonds from their holders. During an acceptance period ending at midnight (CET) on April 5, 2004, the holders of an aggregate 83,687 convertible bearer bonds 2000/2005 (securities identification number (WKN) 723 531; ISIN DE0007235319) with a nominal value of €1,000.00 each accepted the offer by SGL Carbon Aktiengesellschaft to repurchase such bonds. This number represents approximately 62,605% of the total 133,650 bearer bonds with a nominal value of €1,000.00 each then outstanding.

Capital increase for the issue of new shares to employees

On March 29, 2004, the Company acquired 350,000 own shares at a price of €2.56 per share. These shares resulted from the capital increase approved on February 4, 2004, by the Board of Management and with the consent of the Supervisory Board on February 11, 2004, and were designated for employees. Furthermore, in March 2004 a total of 22,895 new shares were also issued to employees of SGL Carbon AG and its affiliates as contribution in kind within the framework of the Matching Shares Plan 2002. Employees participating in the Matching Shares Plan 2002 contributed bonus claims totaling €199,644.40 to the Company as a contribution in kind. Of this amount, €58,611.20 refer to the share capital, with the remaining €141,033.20 referring to the share premium. Following realization of the Bonus Plan and the Matching Shares Plan, a total of 1,053 shares were being held as treasury shares at balance sheet date.

On January 27, 2005, the Board of Management approved a €1,514,071.04 increase in the share capital through the issue of 591,434 new shares by making partial use of authorized capital (Authorized Capital I). The new shares are designated for employees and have dividend rights for fiscal year 2004 already. The Company will additionally issue 36,025 new shares as contribution in kind to the employees of SGL Carbon AG and its affiliates in March 2005 as part of the Matching Shares Plan 2003. The new shares already carry dividend rights for fiscal year 2004.

21.   Provisions for pensions and other employee benefits

	Dec. 31	Dec. 31
	2004	2003

	€m	€m
Pension provision for corporate commitments	132.5	161.0
Pension provision for severance and termination benefits	13.2	15.3
Other	10.0	12.2

	155.7	188.5

Back to Contents

     The employees of the SGL Carbon Group are covered by various worldwide pension plans which provide for the retirement benefit to the employee and their spouse. Some of the arrangements are tied to the employees’ level of remuneration, whereas others are oriented on fixed contributions linked to the employees’ ranking in terms of both salary classification and position within the corporation. Some arrangements also provide for future increases based on an inflation index.

     The various pension arrangements for the employees of SGL Carbon AG, SGL Carbon GmbH, and SGL Acotec GmbH (formerly SGL Technik GmbH) were standardized as of April 1, 2000. Retirement benefits for employees that arose prior to April 1, 2000, are not affected, and the financial obligations arising under these pension plans remain within the SGL Carbon Group, where they are covered by provisions. The basis of the amended pension plan is the legally independent pension fund for employees of the Hoechst Group, which is funded by employee and employer contributions (Pensionskasse der Mitarbeiter der Hoechst Gruppe). The contributions of the SGL Carbon Group to this company pension fund are based on a particular relationship to the contributions paid into the fund by employees. Payments by companies to such defined contribution plans are treated as current expenses in the respective period.

     In the case of defined contribution pension plans, the Company pays contributions to pension insurance funds on the basis of statutory or contractual provisions. The Company has no obligations other than to pay the contributions. Current contribution payments are recognized as operating expenses in the period concerned.

     The provisions for defined benefit plans are calculated using the projected unit credit method. Measurement is based on the legal, economic and tax circumstances in the country concerned. Most of the obligations from current pensions benefits and entitlements under pension plans in the European companies are covered by the provisions carried on the balance sheet. The North American subsidiaries have country-specific pension plans which are largely covered by pension funds. At certain subsidiaries in the SGL Carbon Group, the provisions also cover amounts for post-employment medical care as well as severance payments. The future benefit obligations are calculated using actuarial methods based on conservative estimates of the relevant parameters. Recognition of actuarial gains and losses uses the 10% corridor rule. Personnel turnover is determined on a company-by-company basis. The actuarial measurements are based on country-specific mortality tables. Pension provisions amounting to around €11 million have a term of less than one year.

The following parameters are applied in Germany and the U.S., the most important countries:

Calculation basis and parameters for pension provisions

	German Plans		US Plans

	2004	2003	2004	2003

Discount Rate	5.5%	5.5%	6.25%	6.75%
Salary growth	2.25%	2.75%	3.0%	3.0%
Expected rate of return on plan assets	—	—	8.5%	8.5%

Back to Contents

     Changes in the present value of funded obligations and in plan assets for pension provisions for direct commitments are presented below:

Changes in present value of funded obligation

	2004	2003

Present value at Jan. 1	234.0	244.8
Current service cost	5.1	4.7
Interest cost	11.8	13.6
Actuarial gains/losses	2.0	0.0
Benefits paid	(11.1)	(12.4)
Changes in basis of consolidation	(25.9)	(3.0)
Exchange differences	(0.1)	(13.7)

Projected benefit obligations at Dec. 31	215.8	234.0

Changes in Plan Assets
Plan assets at Jan. 1	40.9	45.3
Return on plan assets	3.4	3.2
Contributions paid	8.2	2.9
Benefits paid	(3.4)	(3.4)
Exchange differences	(1.7)	(7.1)

Plan assets at Dec. 31	47.4	40.9

Funding Status	168.4	193.1
Unrecognized actuarial gains/losses	(35.9)	(32.1)

Provision at Dec. 31	132.5	161.0

     To cover the pension obligations to members of the Board of Management the Company concluded reinsurance policies with two large insurance companies in fiscal year 2003. As of December 31, 2004, the asset value included in the pension provisions amounted to €4.4 million. Claims under these reinsurance policies were pledged to the respective Board of Management members. The other changes mainly relate to discontinued operations. Pension expenses are broken down as follows:

€m	2004	2003	2002

Current service costs	5.1	4.7	5.5
Interest cost	11.8	13.6	14.2
Expected return on plan assets	(3.4)	(3.2)	(4.5)
Amortization of actuarial gains/losses	2.5	2.1	0.7

Pension expenses from defined benefit plans	16.0	17.2	15.9

Pension expenses from defined contribution plans	4.1	3.3	2.8

Pension expenses	20.1	20.5	18.7

Back to Contents

22.	Other Provisions
€m	Taxes	Staff costs	Restructuring and antitrust risks	Miscellaneous	Total

Balance at Jan. 1 2004	2.8	40.2	92.2	31.4	166.6
Changes in basis of consolidation	(0.1)	(2.7)	0.0	(8.2)	(11.0)
Utilized	(3.6)	(17.2)	(26.2)	(21.1)	(68.1)
Released	0.0	(0.6)	0.0	(1.5)	(2.1)
Additions	3.5	28.3	0.0	28.8	60.6
Other changes	(0.2)	(0.5)	(0.1)	0.2	(0.6)

Balance at Dec. 31, 2004	2.4	47.5	65.9	29.6	145.4

(thereof with a term of less than one year)	(1.5)	(41.1)	(65.9)	(17.5)	(126.0)

     The provisions for taxes include amounts for tax risks attributable to fiscal years that have not yet been finally assessed by the tax authorities. Provisions for staff costs include primarily provisions for annual bonuses, jubilee benefits, partial retirement, and outstanding vacation days.

     Although we filed an appeal with the European Court against the antitrust fine for our electrical contact activities, which was levied by the EU in December 2003, we reexamined the provisions for antitrust risks and increased them by €19.5 million in 2003. At year-end 2003 and 2004, we accrued the potential interest to be paid in connection with the European antitrust fines and included these amounts under other provisions. After depositing the fine of €23.9 million (including interest) for the third antitrust fine by the EU, we reexamined and accordingly corrected our provisions in connection with the European antitrust proceedings.

     Miscellaneous other provisions comprise various risks, including provisions for bonuses, discounts, and anticipated losses amounting to €4.2 million (2003: €6.1 million), provisions for interest relating to European antitrust proceedings of €8.6 million (2003: €5.6 million), provisions for warranties totaling €0.0 million (2003: €0.3 million), provisions for environmental protection costs of €1.0 million (2003: €2.4 million), and provisions for other risks. Furthermore, other provisions include precautionary measures in connection with the discontinued operations.

Back to Contents

23.	Liabilities

	Dec. 31,	Dec. 31,
€m	2004	2003

Financial liabilities
Bank loans and overdrafts	116.7	360.8
Convertible and exchangeable bonds	320.0	133.7
Accrued refinancing costs	(20.3)	0.0

	416.4	494.5
Trade payables	91.4	98.9
thereof due within one year €90.4 million (2003: €98.9 million)
thereof due to subsidiaries €2.8 million (2003: €0.7 million)

Other liabilities
Customer advances received	0.0	1.8
thereof due within one year €0.0 million (2003: €1.8 million)
Payable to subsidiaries	0.5	5.5
thereof due within one year €0.5 million (2003: €5.5 million)
Miscellaneous other liabilities	114.4	131.2

	114.9	138.5

Total	622.7	731.9

133,650 bonds with warrants of €1,000,00 each were issued as part of a convertible bond on September 18, 2000, at 100% of the principal amount. They bear interest at 3.5% p.a. on their principal amount. The bonds with warrants can be converted into fully paid-up, no-par value bearer shares of SGL Carbon AG during the period October 18, 2000 – September 4, 2005. Each bond with warrant in the principal amount of €1,000.00 can be converted into 11.2233 shares, subject to adjustment of the conversion price. In line with the new loan agreement, a buy-back offer was issued to the holders of the convertible bonds in 2004. A share in the nominal value of €83.7 million was thereby retired.

Because of the new refinancing program, which was approved by the Company in December 2003, fair value adjustments had to be taken on accrued financing costs for the old syndicated loan at the end of fiscal year 2003. Costs totaling €24.2 million were included within the framework of the new refinancing package of fiscal year 2004, which are expensed over the respective term of the loans. At the end of fiscal year 2004, financial liabilities include accrued costs for the refinancing amounting to €20.3 million.

The weighted-average interest rate on financial liabilities was 6.3% for fiscal year 2004 (previous year: 4.7%) .

Bank liabilities amounting to €116.7 million as of December 31, 2004, were subject to interest rates of up to 7.4% . Of this amount, €18.7 million carried fixed interest rates of up to 7.4% and €98.0 million carried variable interest rates of up to 5.3%. In addition to the senior subordinated notes totaling €270 million, which carry a fixed interest rate of 8.5%, a €50.0 million convertible bond is also outstanding, which carries a fixed interest rate of 3.5% and will be due in 2005.

The refinancing package totaling approximately €866 million, which the Company approved in December 2003 and implemented in January and February 2004, comprises, in addition to the capital increase, senior subordinated notes totaling €270 million and new syndicated credit and guarantee lines totaling €240 million and U.S.$116 million. These loans are subject to compliance with standard bank covenants – for example, the level of net worth, the fixed charge coverage, the ratio of net financial liabilities to EBITDA, and the ratio of EBITDA to interest expense. Non-compliance with the covenants or with other provisions of the loan agreement could result in additional costs and, if

Back to Contents

repeated, a demand by lenders for accelerated repayment. Various assets, in particular property, plant and equipment as well as inventories and receivables, were pledged as collateral for the loan (see Note No. 25).

Based on the credit lines in place as of December 31, 2004, within the framework of the syndicated loans as well as used amounts as of balance sheet date, the SGL Carbon Group had available credit lines totaling €58 million.

In fiscal year 2004, advance payments received totaling €6.0 million (2003: €7.0 million) were offset against the corresponding inventories for each individual project. Other liabilities comprise largely discounted liabilities in connection with North American antitrust proceedings of €43.4 million (2003: €61.0 million), wages and salaries totaling €6.5 million (2003: €7.6 million), negative fair values of financial derivatives of €26.2 million (2003: €25.3 million), and taxes amounting to €10.3 million (2003: €9.5 million). Social security liabilities totaled €4.8 million (2003: €8.2 million).

The maturity structure of the total amounts of financial and miscellaneous other liabilities due in each of the next five years and the remainder thereafter is presented below:

€m						With more
						than five
						years to
						maturity
	2005	2006	2007	2008	2009	€m

Financial liabilities	63.1	4.5	7.7	-2.5	77.3	266.3
Miscellaneous other liabilities.	77.7	28.2	8.5	0.0	0.0	0.0

The refinancing costs included in financial liabilities are amortized over the remaining terms und lead to the negative amount in the year 2008. The fair values of the long-term liabilities largely correspond to the carrying amounts.

Deferred grants from third parties as defined by IAS 20 amounted to €1.1 million as of December 31, 2004 (December 31, 2003: €1.3 million). A total of €0.2 million were recognized in the income statement during the fiscal year. No deferred gains were generated from sale and leaseback transactions.

Notes to the Consolidated cash flow statement

24.	Information on the cash flow statement

The cash flow statement present changes in the cash and cash equivalents of the SGL Carbon Group due to inflows and outflows of cash during a reporting period. Cash inflows and outflows are broken down separately by operating, investing, and financing activity. The effects of first-time consolidation as well as deconsolidation measures were eliminated. The presentation is supplemented by a reconciliation to cash and cash equivalents as shown on the face of the balance sheet. Amounts in the cash flow statement attributable to foreign subsidiaries are translated at average exchange rates for the year, whereas liquid funds are translated at the exchange rate at balance sheet date.

Cash provided by operating activities include interest received of €3.4 million and interest paid totaling €31.0 million. Net taxes paid after refunds amount to €14.0 million. For financing purposes the financial liabilities were increased by €389.6 million, whereas financial liabilities amounting to €440,0 million were paid back.

Net cash used includes payments for acquisitions of investments. € total of €5.8 million were paid for the acquisition of non-current financial assets. Discontinued operations are shown in the cash flow statement in the net amount of €(24.6) million. For the discontinued operations, cash used in operating activities amount to €23.9 million, cash used in investing activities to €0.4 million, and cash used in financing activities to €0.3 million.

Back to Contents

Other disclosures

25.	Contingent liabilities and other financial commitments

No bills payable were outstanding either as of December 31, 2004, or in the previous year. Outstanding guarantee obligations totaled €59.4 million as of December 31, 2004, and €35.5 million as of December 31, 2003. Furthermore, other financial liabilities arising from orders in connection with approved capital expenditures in property, plant and equipment amounted to €5.2 million as of December 31, 2004, and €3.2 million as of December 31, 2003. Some of these investment projects extend beyond one year.

SGL has set up credit lines for guarantees in connection with the financing of project-related business in the Surface Technology and Plastics Process Technology businesses. Due to the sale of these operations as of January 6, 2005, SGL will continue to carry the credit lines existing at that date in the amount of approximately €15.6 million (December 31, 2004: €16.0 million) until each individual guarantee will expire. Furthermore, SGL made available an additional temporary credit line for guarantees through June 2005 up to a maximum amount of €5.0 million in support of new projects. The average utilization of such guarantees in the past has been less than 1%. After careful assessment of possible future utilization, we established an appropriate provision at year-end.

A number of agreements to provide collateral were signed with lenders in conjunction with the refinancing project in the beginning of 2004. These agreements entailed the pledging of equity interests of most Group companies. The rights of use of intangible assets have been assigned for all German members of the Group, for two U.S. subsidiaries, and for SGL Carbon SpA in Italy. Real estate liens were taken out against SGL Carbon AG and two U.S. companies in the amount of €320.0 million and U.S.$163.4 million. Inventories and movable plant and equipment of €245.7 million were assigned as collateral. Trade receivables and receivables due from non-consolidated subsidiaries in the total amount of €139.4 million were assigned as collateral. In addition, receivables from consolidated subsidiaries of €547.5 million and bank balances totaling €185.0 million were pledged as collateral by individual companies.

As of December 31, 2004, and December 31, 2003, there were also rental and lease obligations for land and buildings, IT equipment, motor vehicles and other items of property, plant and equipment amounting to €8.6 million and €9.1 million, respectively. As of December 31, 2004, the future minimal annual lease payments were as follows:

€m						2010 and
	2005	2006	2007	2008	2009	thereafter

Operating leases	1.7	1.1	1.0	0.8	0.8	2.3
Finance leases	0.3	0.3	0.3	0.1	0.0	0.0
- discounts included	(0.1)
= Present value of finance leases	0.9

No payments were received from subleases during the past two fiscal years. For a contract regarding heritable building rights in Germany, payment obligations of €32.7 million are outstanding for the next 62 years. The finance leases relate solely to leases for property, plant and equipment concluded under normal leasing contracts, without special purchase options. A number of the SGL Carbon Group’s production facilities, principally in North America, established provisions for environmental protection obligations; these provisions totaled €1.1 million as of December 31, 2004, and €2.4 million as of December 31, 2003.

Various litigation, legal proceedings, and lawsuits are pending or could be set up in the future, including those arising from alleged defects in products of the SGL Carbon Group under product warranties and due to environmental protection issues.

Litigation is subject to considerable uncertainty; the outcome of individual cases cannot be predicted with certainty. There is a reasonable probability that individual cases could be decided against the SGL Carbon Group. Foreseeable risks are adequately taken into account through the establishment of appropriate provisions.

Back to Contents

Pending antitrust proceedings and claims

The antitrust legal proceedings in the U.S. and in Canada have been concluded. Following negotiations with the U.S. antitrust authorities, in 2002 we obtained a payment extension for our remaining payment obligations. The revised plan calls for payments totaling U.S.$60 million during 2005 – 2007.

In December 2002, the European Commission imposed a €27.75 million fine on SGL Carbon AG for anti-competitive practices in the graphite specialties markets. We submitted an appeal with the European Court of Justice, citing in particular double jeopardy and gross unreasonableness. Additional provisions of €22 million were established in 2002 to cover this risk.

In December 2003, the European Commission imposed a €23.64 million fine on SGL Carbon AG for anti-competitive practices in the market for electrical and mechanical carbon and graphite products. We have filed an appeal against this decision at the European Court of Justice as well. As a result of this situation, in 2003 provisions for antitrust proceedings, including legal and lawyers’ fees, were increased by €19.5 million.

In Europe we have filed an appeal against all three fines with the European Court. In April, the European Court of First Instance reduced the fine imposed in 2001 in the graphite electrode proceedings from €80.2 million to €69.1 million. Since the judgment of the European Court of First Instance failed to address either the censured gross procedural errors or the internationally recognized prohibition against double jeopardy, we have filed an appeal to the European Court of Second Instance. Most of the EU fines, which are being appealed, are covered by provisions. We have provided a security deposit of €23.9 million covering the fine that had been imposed by the EU Commission at the end of 2003. This payment, among other things, had already been taken into consideration in the refinancing package and the funds were paid from the special escrow account. The two other EU fines are secured by bank guarantees. We expect the final decisions regarding the EU penalties at the earliest in the next one to three years. The outcome of these proceedings is uncertain.

26.	Transactions with related companies and individuals

In the course of its business activities, the SGL Carbon Group provides services to related companies and individuals. In turn, these individuals and companies act as suppliers and service providers for the SGL Carbon Group within the framework of their business activities. All these transactions are settled on an arm’s length basis. Receivables from non-consolidated subsidiaries and associated companies amount to €17.7 million, and corresponding liabilities totaling €3.3 million. Details are presented in the notes to the relevant balance sheet and income statement items.

Since August 2001, Mr. Paul W. Pendorf had served as President of HITCO CARBON Composites, Inc. (‘‘HITCO’’) and he also owned a 6% interest in that company. To finance his purchase of the shares of HITCO constituting his 6% interest, SGL Carbon LLC had granted a loan to Mr. Pendorf in 2001. In September 2004, he tendered those shares to SGL Carbon LLC in full satisfaction of the loan and he is no longer affiliated with HITCO in any way.

Mr. Pendorf is also a shareholder in AMT II Corp. (‘‘AMT II’’), a company that entered into a management services agreement with HITCO in 2001. This agreement covering management services, which had been amended in 2003, was terminated on July 31, 2004.

Furthermore, there were call-in obligations for a non-consolidated company of U.S.$3.8 million as of December 31, 2004 and 2003.

27.	Information concerning financial instruments

IAS 32 and IAS 39 define financial instruments as contracts that result in a financial asset at one company and a financial liability or an equity instrument with another. Loans, receivables, and financial liabilities originated by the Company are measured at amortized acquisition cost unless they are linked with a hedging relationship shown on the balance sheet (hedge accounting). These are loans, interest-bearing receivables, trade receivables and payables, other short-term operating receivables and liabilities, as well as short- and long-term financial liabilities. With short-term

Back to Contents

receivables and short-term financial liabilities, the amortized cost principally corresponds to the nominal value or the repayment amount.

Financial assets held available for sale are measured at fair value. These assets are long-term investments as well as cash and cash equivalents. Until they are realized, unrealized gains and losses are shown separately in equity after deduction of deferred taxes. If there is no market price available, the securities are carried at cost. If the fair value is expected to fall below the acquisition cost permanently, the securities are written down with effect on the income statement. The recognition of securities occurs on the settlement date.

Primary financial instruments

Primary financial instruments are shown on the balance sheet. Financial instruments carried as assets are reported at amortized cost, net of any necessary valuation allowances. Financial instruments carried as liabilities are reported at the higher of face value or redemption amount.

		Nominal
		value	Nominal
		local	value		Interest	Interest
Balance sheet items	Currency	currency	€m	Term	nominal	effective

Restricted cash and cash equivalents
– Escrow covnertible bond	EUR	50.1	50.1	2005	2.2%	2.2%
– Escrow DOJ fines	EUR	77.2	77.2	2005	2.2%	2.2%

Financial liabilities
– Senior Notes	EUR	270.0	270.0	2012	8.5%	8.5%
– Convertible bond	EUR	50.0	50.0	2005	3.5%	3.5%
– Syndicated loan	EUR	14.6	14.6	2008	4.9%	4.9%
– Kreditanstalt fuür Wiederaufbau-loans	EUR	17.7	17.7	2007	7.4%	7.4%
– Syndicated loan	USD	112.4	82.4	2009	4.7%	4.7%

The credit or default risk – i.e., the risk of non-payment – results from the risk that counterparties may be unable to meet their obligations. Since we do not generally enter into offset agreements with our customers, the amounts reported on the balance sheet represent the maximum risk of non-payment.

Foreign currency risks arise whenever receivables or liabilities are denominated in a currency other than a company’s local currency. Hedging occurs initially as a result of naturally closed positions, when a foreign currency receivable in the SGL Carbon Group is offset by one or more liabilities in the same currency with equivalent maturities and amounts. Derivatives are used only to hedge exceeding foreign currency risks.

At a foreign subsidiary, in accordance with local statutory provisions, securities were acquired to cover pension obligations; these securities are included within non-current financial assets and are classified as available-for-sale securities. The change in valuation of these securities is shown in other comprehensive income without effect on the income statement; as in the previous year, this change in valuation amounted to €0.1 million as of December 31, 2004.

Derivative financial instruments

In the course of its business activities, the SGL Carbon Group may be exposed to risks from changes in interest rates and exchange rates. Derivatives are used purely for hedging purposes and reducing such risks. The use of these instruments is governed by internal guidelines. Risk is continuously assessed and monitored. The instruments used in the SGL Carbon Group are primarily interest-rate swaps, interest rate and currency options, as well as forward exchange transactions. The counterparties are contracting parties with outstanding credit rating.

SGL is exposed to foreign currency risks arising from purchase and sales transactions, internal Group loans, and the liability to the U.S. Department of Justice, which are not denominated in the Company’s functional currency (euros). Although the aggregate effects of foreign currency risks can be partially offset, SGL hedges against certain material foreign currency risks through currency forward contracts and currency options.

Back to Contents

A credit risk may take the form of a decline in the value of SGL’s assets if a contracting party is either partially or wholly unable to meet the contractual obligations that were agreed upon at the time the financial instrument was created. The total of assets disclosed constitutes SGL’s maximum credit risk. To reduce the credit risk, financial instruments are entered into exclusively with internationally recognized financial institutions. The credit standing of the contracting parties is continuously monitored and subject to uniform limits, the adherence to which is monitored by the Company’s Central Finance Department.

SGL hedges credit risks arising from customer receivables as far as possible (in the U.S., for example, this is only possible to a limited extent). Various instruments are used here – for example, advance payments, payment guarantees, confirmed documentary credits, and credit insurance. In Q3 2003, receivables totaling €4.0 million, mainly relating to two long-standing customers in Canada and Switzerland, were written off. No major bad debt losses were incurred in all of fiscal year 2004 and during the first half of 2003.

Notional amounts

Nominal amounts comprise the aggregate of all underlying purchase and sale amounts arising with outside parties. The amounts shown in the following table therefore do not represent the amounts exchanged by the parties to the transactions and, as a result, are not an indication of the SGL Carbon Group’s liabilities under these financial instruments.

The nominal amounts and fair values of the financial instruments as of December 31, 2004 and 2003 were as follows:

	Notional amounts			Fair values
	Bought	Sold	Total	Total	Total	Total
	Dec. 31, 2004	Dec. 31, 2004	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003

Foreign currency contracts:
USD currency forwards	0.8	37.7	38.5	146.8	1.5	10.8
GBP currency forwards	0.0	50.2	50.2	46.6	0.1	0.4
Other currency forwards	19.9	0.7	20.6	13.3	0.5	(0.2)
Currency options	150.0	95.7	245.7	181.3	(15.9)	(22.4)

Interest contracts:
Interest rate swaps	0.0	238.6	238.6	100.0	(1.9)	(1.3)
Interest rate options	70.0	0.0	70.0	70.0	0.0	0.0

Currency forward contracts and options are primarily used to hedge foreign currency risks that arise from fluctuations of receivables and liabilities denominated in foreign currencies, from unrecognized firm liabilities and from future transactions with a high probability of realization. In the SGL Carbon Group, the purpose of hedging transactions is to reduce the risks from exchange rate fluctuations that are inherent in the Group’s foreign currency receivables and liabilities.

The underlying transactions in the individual foreign currencies are almost entirely hedged on the basis of the net position per currency. Maturities are based on the maturities of the underlying transactions and range from several days to several months.

Through the end of December 2004, hedging positions were taken to secure the U.S. dollar earnings risk for fiscal year 2005. A total of U.S.$107 million was hedged at rates between U.S.$1.20/ € and U.S.$1.33/ € for 2005.

Cash flow hedges were undertaken for fiscal year 2005 to cover highly probable U.S. dollar transactions. The gains on the effective portion of these hedges as of December 31, 2004, are recognized directly in equity, after deducting deferred taxes, and reported separately in other comprehensive income. In 2004, the positive fair values of the derivatives recorded under other equity changes without effect on the income statement amounted to €3.1 million (2003: €4.1 million); the negative fair values were €(0.2) million (2003: €0.0 million), with a term to maturity of 6 to 12 months.

The fair value of derivatives is the price at which one party is willing to assume another party’s rights and/or obligations. Fair values are measured on the basis of the market information available at balance sheet date using standard market valuation methods, as follows:

Back to Contents

•	Currency hedges are measured on the basis of reference rates and reflect forward premiums and discounts. Currency options are measured using recognized option pricing models.

•	Interest rate contracts are measured on the basis of discounted expected future cash flows, with market rates of interest applied for the remaining maturity of the instruments.

•	Interest rate options are measured using recognized option pricing models (incl. Black- Scholes).

Fair values are determined by independent financial service providers. Derivatives have a credit risk comprised of the positive fair values of the derivatives.

A zero cost option was entered into to hedge the USD liability resulting from the antitrust fine. The premium to be paid for buying the option matches the premium resulting from the sale of the option. This USD option had ‘‘knocked in’’ as of December 31, 2004, and as a result, based on current exchange rates, SGL must acquire the U.S. dollars at U.S.$0.90/ €.

The SGL Carbon Group enters into interest rate option and swap transactions to optimize its financing costs. In fiscal years 2004 and 2003, the SGL Carbon Group used interest rate swaps to restructure some of its financial liabilities from a fixed-interest to a floating rate basis. During fiscal year 2004, interest rate swaps for financial liabilities totaling over €80 million were entered into to swap from variable to fixed-interest rates; additionally, for financial liabilities of U.S.$80 million interest rate swaps were entered into and variable-interest rates are swapped to fixed-interest rates.

Other hedging instruments are recognized in accordance with IAS 39.55. At acquisition, hedges are measured at acquisition cost. Changes in the fair values of derivatives are booked directly to the income statement based on the carrying amount of the underlying transaction. Valuation adjustments of interest rate hedges, which are used to hedge floating-rate bank loans, are also booked directly to the income statement.

28.	Segment reporting
The SGL Carbon Group operates in the following Business Areas:
	•	Carbon and Graphite [CG]
Graphite electrodes and carbon products (electrodes, cathodes, furnace linings)
	•	Graphite Specialties [GS]
products for industrial applications, machine components, electrical contacts, carbon fibers and composite materials, and process technology.
and
	•	SGL Technologies [SGL T]
graphite foils, carbon fibers, expanded graphite and fabrics, composites, carbon-ceramic brake discs, and fuel cell components.

Due to the divestiture of the Surface Protection business, the process technology activities from the former Corrosion Protection Business Area (CP) were reorganized and included in the Graphite Specialties Business Area (GS). All previous year’s figures were restated. External sales revenue was attributable almost exclusively to product sales. Trading revenue or other sales revenue are insignificant. Intersegment sales revenue is generally based on market-oriented transfer prices less selling and administrative expenses. Cost-based transfer prices may be used in exceptional cases. Other segment sales revenue comprise transactions that are largely rendered to the other Business Areas and include SGL Carbon AG. Consolidation adjustments relate to the elimination of deliveries and services between the Business Areas. Certain information on the business activities of the SGL Carbon Group is presented below (based on the primary and secondary reporting format in accordance with IAS 14.50 ff).

Back to Contents

						SGL
					Consolidation	CARBON
€m	CG	GS	SGL T	Other	adjustments	Group

2004
Net sales revenue	555.5	235.8	133.2	1.7	0.0	926.2
Inter-segment revenue	360.4	65.7	5.9	51.8	(483.8)	0.0

Total net sales revenue	915.9	301.5	139.1	53.5	(483.8)	926.2
Profit/loss from operations	89.7	15.2	(10.1)	(29.3)	0.0	65.5
Capital expenditures in property, plant and equipment	26.4	3.8	5.7	1.4	0.0	37.3
Depreciation and amortization expense	33.3	14.8	13.2	5.6	0.0	66.9
Capital employed	399.1	171.4	180.8	19.5	0.0	770.8
Segment assets	521.1	205.3	201.6	0.0	0.0	928.0
Segment liabilities	333.6	132.5	41.2	0.0	0.0	507.3

2003
Net sales revenue	558.0	230.1	124.9	2.8	0.0	915.8
Inter-segment revenue	363.0	50.6	3.9	47.7	(465.2)	0.0

Total net sales revenue	921.0	280.7	128.8	50.5	(465.2)	915.8
Profit/loss from operations	65.5	12.4	(13.6)	(36.8)	0.0	27.5
Capital expenditures in property, plant and equipment	21.2	5.8	4.0	0.0	0.0	31.0
Depreciation and amortization expense	34.4	15.4	15.8	0.2	0.0	65.8
Capital employed	419.3	190.5	179.9	14.6	0.0	804.3
Segment assets	531.3	224.8	203.2	0.0	0.0	959.3
Segment liabilities	352.1	142.7	32.8	0.0	0.0	527.6

2002
Net sales revenue	550.7	253.3	150.4	2.9	0.0	957.3
Inter-segment revenue	396.5	44.5	4.4	44.4	(489.8)	0.0

Total net sales revenue	947.2	297.8	154.8	47.3	(489.8)	957.3
Profit/loss from operations	54.6	5.3	(11.3)	(39.3)	0.0	9.3
Capital expenditures in property, plant and equipment	22.6	7.2	9.3	0.8	0.0	39.9
Depreciation and amortization expense	38.5	17.7	17.2	0.1	0.0	73.5
Capital employed	467.9	222.8	201.7	4.0	0.0	896.4
Segment assets	582.6	282.1	242.7	0.0	0.0	1,107.4
Segment liabilities	383.3	145.2	37.2	0.0	0.0	565.7

Back to Contents

				Central and			SGL
		Europe excl.	North	South		Consolidation	CARBON
€m	Germany	Germany	America	America	Other	adjustments	Group

2004
Net sales revenue (by destination)	133.1	320.2	250.0	58.4	164.5	0.0	926.2
Net sales revenue (by company)
Third-party customers	307.0	390.1	229.1	0.0	0.0	0.0	926.2
Intercompany sales revenue	174.1	256.0	53.7	0.0	0.0	(483.8)	0.0

Total net sales revenue	481.1	646.1	282.8	0.0	0.0	(483.8)	926.2
Export sales from Germany	328.9	0.0	0.0	0.0	0.0	0.0	328.9
Capital employed	244.3	310.8	215.7	0.0	0.0	0.0	770.8
Capital expenditures in property, plant and equipment	8.3	18.3	10.7	0.0	0.0	0.0	37.3

2003
Net sales revenue (by destination)	137.6	306.9	250.7	49.1	171.5	0.0	915.8
Net sales revenue (by company)
Third-party customers	311.4	376.4	228.0	0.0	0.0	0.0	915.8
Intercompany sales revenue	158.2	256.0	51.0	0.0	0.0	(465.2)	0.0

Total net sales revenue	469.6	632.4	279.0	0.0	0.0	(465.2)	915.8
Export sales from Germany	356.6	0.0	0.0	0.0	0.0	0.0	356.6
Capital employed	255.4	309.7	239.2	0.0	0.0	0.0	804.3
Capital expenditures in property, plant and equipment	6.0	16.2	8.8	0.0	0.0	0.0	31.0

2002
Net sales revenue (by destination)	142.3	328.7	272.3	57.1	156.9	0.0	957.3
Net sales revenue (by company)
Third-party customers	303.3	395.6	258.4	0.0	0.0	0.0	957.3
Intercompany sales revenue	174.5	258.5	56.8	0.0	0.0	(489.8)	0.0

Total net sales revenue	477.8	654.1	315.2	0.0	0.0	(489.8)	957.3
Export sales from Germany	340.1	0.0	0.0	0.0	0.0	0.0	340.1
Capital employed	264.6	331.2	300.6	0.0	0.0	0.0	896.4
Capital expenditures in property, plant and equipment	16.5	12.0	11.4	0.0	0.0	0.0	39.9

Back to Contents

29.	List of shareholdings

     The list of shareholdings has been filed with the commercial register of the Wiesbaden local court. It is also available for inspection at the Annual General Meeting of SGL Carbon Aktiengesellschaft to be held on April 27, 2005.

30.	Remuneration of the Supervisory Board and Executive Committee of SGL CARBON AG

     Remuneration for the members of the Board of Management includes both a fixed and a variable component. In connection with the refinancing the Board of Management and 74 senior managers have waived their contractually assured annual bonuses for the year 2003. Thus, no bonus payments have been made to the Board of Management and senior managers in fiscal year 2004. The remuneration of the Board of Management and the number of shares held are as follows:

				Stock
				Options
			SGL	(2000 bis
	Base salary	Bonus	Shares	2004)

	T€	T€	no.	no.
R. J. Koehler	424	0	30,220	120,000
T. H. Breyer	294	0	17,304	72,000
Dr. H. Kottmann	294	0	15,522	57,000
Dr. B. Toniolo	294	0	10,763	72,000
Dr. K. Warning	294	0	7,782	72,000

Total	1,600	0	81,591	393,000

     For fiscal year 2004, the expensed remuneration of the Board of Management amount to a total of €2,920 thousand including payments in kind and bonuses, which are to be paid in 2005. Moreover, the premature termination of the Board of Management contract of Dr. Warning resulted in non-recurring expenses of €1,624 thousand. A deferred compensation plan was paid to Dr. Toniolo in connection with his scheduled retirement.

     The members of the Board of Management also receive a variable compensation component in the form of rights under management incentive plans (see also Note 31). The Board of Management’s stock options include option rights from the Stock Option Plan, granted from 2000 to 2004 and not yet expired. Beginning in fiscal year 2005, stock options granted since fiscal year 2003 must be treated as an expense in accordance with IFRS 2. The corresponding measurement of the stock options is based on a binominal model using SGL Carbon-specific measurement parameters. The members of the Board of Management were granted a total of 68,000 options in an aggregate value of €273 thousand in 2003 (€4.01 per option) and in 2004 a total of 68,000 options in an aggregate value of €418 thousand (€6.15 per option). The values of these stock options will differ from these theoretical option values at the time they are exercised and may be either higher or lower.

     The settlement of the Matching Shares Plan of 2002 resulted in a payment to the members of the Board of Management of €198 thousand in 2004. For the Matching Shares Plan of 2003, which will be exercised in 2005, a provision was established for a total of €156 thousand for the members of the Board of Management. The established provisions in connection with the Long-Term Cash Incentive Plan (LTCI) for 2004 amount to €426 thousand for the members of the Board of Management. The active members of the Board of Management hold shares in SGL Carbon AG as private assets. As of December 31, 2004, these amounted to a total of 68,179 shares and 40,238 ADRs, equivalent to a total of 81,591 shares.

     The total remuneration of former members of executive management and their surviving dependents amount to €0.1 million. Provisions of €1.1 million have been recognized to cover pension obligations to former members of executive management and their surviving dependents.

Back to Contents

     The total remuneration of the Supervisory Board totaled A0.4 million. The following amounts were paid in 2004:

	Base	Additional
in T€	remuneration	remuneration	Total

Prof. Dr. rer. nat. Utz-Hellmuth Felcht
Chairman until Sept. 18, 2004	40.0	14.8	54.8
Max Dietrich Kley (ab 30.4.2004)
Chairman since Sept. 18, 2004	0.0	4.3	4.3
Heinz Schroth
Deputy Chairman	26.7	14.7	41.4
Franz Schaffer (until 30.4.2003)	10.0	0.0	10.0
Peter Fischer	20.0	0.8	20.8
Dr.-Ing. Claus Hendricks	20.0	6.8	26.8
Hansgeorg B. Hofmann (until 30.4.2004)	20.0	4.3	24.3
Jrgen Kerner	20.0	6.8	26.8
Dr.-Ing. Hubert Lienhard	20.0	4.6	24.6
Jacques Loppion	20.0	2.6	22.6
Lutz Mhring (until 30.4.2003)	6.7	0.0	6.7
Josef Scherer (since 30.4.2003)	13.3	4.8	18.1
Bert Schilling (since 30.4.2003)	13.3	2.8	16.1
Andrew H. Simon	20.0	8.8	28.8
Hans-Werner Zorn (since 27.2.2003)	16.9	6.7	23.6

Total	266.9	82.8	349.7

     Additional remuneration results from attendance compensation as well as compensation for committee activity. The basic remuneration of Supervisory Board members appointed for the first time in 2004 will be paid in 2005.

31.	Management incentive plans

     SGL currently has six different management and employee incentive plans. The Long-Term Incentive Plan, which was approved in 1996, originally comprised the Stock Appreciation Rights Plan (‘‘SAR Plan 1996’’) and the Long-Term Cash Incentive Plan (‘‘LTCI Plan’’). Whereas the exercise period of the SAR Plan runs through 2006, the term to maturity of the LTCI Plan was limited to three years and has already expired on December 31, 1998. The current Long-Term Cash Incentive Plan (‘‘LTCI Plan 2002-2004’’) is valid for the period from 2002 through 2004. Since 1996, SGL has offered to all employees in Germany and Austria the drawing of employee shares within the framework of the Share Ownership Program. This program was only suspended during fiscal year 2003 in view of the capital increase at the beginning of 2004. Furthermore, on April 27, 2000, the Company’s Annual General Meeting approved the introduction of a Share Plan or Matching Shares Plan (‘‘Share Plan’’) as well as a Stock Option Plan (‘‘Stock Option Plan’’). The Share Plan was launched in March 2001. The Stock Option Plan, which was implemented in July 2000, superseded the SAR Plan 1996, whose eligibility period ended in 2001, and has a maturity of five years. As a successor plan for the Stock Option Plan that expired at the end of 2004, the Annual General Meeting of April 30, 2004, approved the introduction of a Stock Appreciation Rights Plan (‘‘SAR Plan 2005’’) for Board of Management and the top three management levels. The plan provides for the issue of SARs beginning on January 1, 2005, whose increase in value provides their holders with the right to subscribe to shares of SGL.

Stock Appreciation Rights Plan 1996 (SAR Plan)

     Under the SAR Plan, the members of the Board of Management and certain members of senior management of the SGL Group have been granted stock appreciation rights (‘‘SARs’’). Each SAR represents (i) with respect to members of the Board of Management, the right to receive an amount

Back to Contents

equal to the difference, on the one hand, between the average SGL’s middle share price officially quoted on the Frankfurt Stock Exchange on March 16 of the year in which the option is exercised, and on the other hand, the respective exercise price, which, prior to adjustment for dilution, ranges from €33.03 to €102.26; and (ii) with regard to employees of the SGL Group, the right to purchase one share at the respective exercise price.

     One SAR is associated with one share. A total of 840,500 shares are linked to the SAR Plan, representing approximately 3.79% of all shares outstanding at the time. Until January 1, 2005, SARs representing a total of 781,200 shares had been granted to members of the Board of Management and to 60 members of senior management. Of these SARs, 637,350 had been exercised as of December 31, 2004.

     Under the SAR Plan, an option representing a specific number of SARs (a ‘‘SAR Option’’), as determined by the Board of Management, or, if the beneficiary was a member of the Board of Management, by the Supervisory Board, was granted to each beneficiary at the beginning of the SAR acquisition period (January 1, 1996 – January 1, 2000). The SARs allotted via this SAR Option during the eligibility period (January 1, 1997 – January 1, 2001) are vested on January 1 for the preceding fiscal year in five equal annual tranches of 20% each. Each vested SAR may be exercised during the period March 1 to March 15 each year, on March 15, 2006, at the latest or upon termination of service (as described below). Board of Management members exercising SAR Options must utilize a portion of the net proceeds corresponding to 15% of the gross proceeds to purchase shares of the Company in the stock market. For this purpose, the Company instructs a financial institution to acquire the shares for the account and in the name of the member of the Board of Management. SGL or the relevant subsidiary provides the financial means to effect the purchase directly to the bank and deduct the amounts from the funds due to the beneficiary from exercising the SAR. The bank retains these shares in safekeeping on behalf of the member of the Board of Management for the successive twelve months. The remaining net proceeds are paid out to the member of the Board of Management.

     All the shares earned by an employee of the SGL Group upon exercise of the SARs must immediately be resold. An exception is made for the number of shares that can be purchased with 15% of the gross proceeds from the sale of all the shares. Such retained shares may not be sold and are blocked for a period of twelve months.

Long-Term Cash Incentive Plan (LTCI)

     Under the LTCI Plan 2002 -2004, over a three-year period SGL granted the members of the Board of Management and 36 members of senior management a cash bonus payment that is linked to certain performance targets. The current planning period runs from 2002 through 2004. Bonuses totaling a maximum of €7.8 million may be paid out. The performance target that the SGL Group must reach in order for participating members of senior management and Board of Management members to qualify for the maximum bonus under the LTCI Plan was set at a ratio of net debt to EBITDA of 2.3 to 1.

     The minimum requirement for a bonus payment is a ratio of 3.6 to 1. Beneficiaries of the LTCI Plan 2002 -2004 must use a portion of the net proceeds of the LTCI premiums corresponding to 15% of the gross proceeds to buy shares of SGL on the stock market. For this purpose, the Company instructs a financial institution to acquire the shares for the account and in the name of the respective beneficiary and transfers the funds out of withheld bonus payments directly to the bank for the purchase of the shares. These shares are subsequently held by the financial institution in safekeeping on behalf of the beneficiary for the successive twelve months. The remaining proceeds are payable on April 30, 2005.

     The Supervisory Board meeting of December 5, 2003, specified that when calculating the performance target, any implemented capital increase is to be neutralized. The meeting of the Board of Management of December 22, 2003, approved the same measure for senior management. Overall, a total of €1.2 million was deferred for possible bonus payments to the members of the Board of Management and senior management during the fiscal year.

Back to Contents

Share Ownership Plan

Under the terms of the Share Ownership Plan, in November 2004 all of SGL’s employees in Germany and Austria were granted the right to acquire 23, 45, or 57 shares at a price of €7.24 per share for the first 23 or 45 shares (basic offer) as well as at a price of €8.24 per share for the remaining 12 shares (supplementary offer). A total of 770 employees, representing 24% of those authorized under the plan, participated, acquiring a total of 36.434 shares. These shares are issued out of authorized capital following a capital increase, which for technical reasons can only be implemented in March 2005. Shares issued under the basic offer are subject to an internal company two-year lock-up period up to November 30, 2006; shares issued under the supplementary offer are subject to a one-year lock-up period up to November 30, 2005.

Share Plan/Matching Share Plan

In March 2001, SGL launched the Matching Shares Plan for the members of the Board of Management as well as the first three management levels below the Board of Management. Under the plan, participants may invest up to 50% of their annual bonuses in shares of the Company. If they hold these shares for at least two years, they receive the same number of shares (matching shares) against payment of a special bonus in a corresponding amount.

The Company’s Share Plan was adopted by SGL’s shareholders at the Annual General Meeting of April 27, 2000, and went into effect on March 31, 2001. Originally, a maximum of 250,000 new shares was reserved out of authorized capital for implementation of the Matching Shares Plan. At the end of March 2004, 22,895 new shares were granted from authorized capital out of the capital increase to those members of senior management and executive staff participating in the Share Plan during 2002; a total of 18,260 outstanding shares, acquired on the stock market, were granted to members of the Board of Management. The value of the matching shares amounted to €8.72 per share on the reporting date of March 25, 2004, which was regarded as compensation on which the individual plan participants paid taxes. The net amount corresponding to the number of matching shares was transferred to the individual securities accounts of the participants. Participants could subsequently freely dispose of these net matching shares as well as shares invested from 2002, whose two-year lock-up period expired on March 31, 2004.

Of the authorized capital made available by the ordinary Annual General Meeting of 2000 of 250,000 new shares, 43,403 new shares were issued in connection with settlement of the Share Plan 2001 in 2002 and of the Share Plan 2002 in 2004.

Following the refinancing package of the SGL Carbon Group, which was implemented in 2004, and corresponding adjustment of authorized capital by the ordinary Annual General Meeting on April 30, 2004, a total of 350,000 new shares are now available to service future share plans.

However, during the fiscal year no new share plan was offered, since due to the relinquishment by the members of the Board of Management and by the top three senior management levels below the Board of Management to their annual bonus for 2003, which otherwise normally would have been paid out in March of the fiscal year, the basis for the purchase of shares under the Share Plan 2004 was not applicable.

Stock Option Plan

SGL’s shareholders approved the Stock Option Plan at the Annual General Meeting of April 27, 2000. A maximum of 1,600,000 shares may be reserved from contingent capital to service the Stock Option Plan. Options were issued through the end of 2004. The Stock Option Plan went into effect in July 2000.

The Supervisory Board administers the plan for the members of the Company’s Board of Management. Under the Stock Option Plan, the Supervisory Board is authorized to grant options on shares to members of the Board of Management. The Board of Management administers the Stock Option Plan for approximately 150 members of senior management as well as the executive staff of the Company and its subsidiaries. The Stock Option Plan thereby authorizes the Board of Management to determine on its own the members of senior management of the Company as well as members of the management and senior management of its subsidiaries that should be granted

Back to Contents

options. In both cases, upon exercise of the options the Supervisory Board or the Board of Management make available and transfer new shares out of contingent capital, which is created for that purpose.

The stock options are distributed as follows:

•	Members of the Board of Management: up to 30%

•	Members of the Company’s executive staff: up to 20%

•	Members of management of subsidiaries: up to 20%

•	Other members of the executive staff of subsidiaries: up to 30%.

If any one of the groups mentioned above is granted less than the maximum number of options, the remaining options may be distributed to the beneficiaries of the next or previous group – even over and above the maximum number of options granted to that group – in order to ensure that the total volume of options is used. The Board of Management – or if members of the Board of Management are affected, the Supervisory Board – determine how any remaining options are to be granted. Nevertheless, no more than 30% of the available options may be granted to Board of Management members.

The options have a term to maturity of ten years from their date of grant; they expire without compensation if they are not exercised during this period. The options may only be exercised after expiration of a two-year waiting period. This period begins the day after an option is granted, thereby resulting in an exercise period of eight years. During the exercise period, options may only be exercised on trading days during predetermined days when trading windows are open. Following publication of the Company’s operating results, two trading windows of ten days each are made available for each options tranche, during which time options may be exercised. The times these trading windows are open is determined by the Supervisory Board if the members of the Board of Management are granted options, and by the Board of Management if options are granted to the remaining participants. Options may be exercised only if the SGL Group has met its performance targets at the time the options are exercised. The performance target is the increase in the total shareholder return of the SGL share. The Stock Option Plan defines this as the sum of the share price plus retained dividends plus the value of the options. For options to be eligible for exercising, total shareholder return must be at least 15% higher than the exercise price.

Calculation of the exercise price to be paid by beneficiaries under the Stock Option Plan is based on the average closing price of the shares in the XETRA securities trading system of the Frankfurt Stock Exchange for the last 20 trading days before the relevant options are granted, excluding transaction costs.

The options are subject to certain terms and conditions of sale. Thus, for an additional twelve months, beneficiaries must retain Company’s shares in a minimum value of 15% of the gross proceeds (amounting to the difference between the subscription price and the exercise price of all options exercised by the participants) generated by the sale of the subscribed shares.

The conditions of the Stock Option Plan provide protection against dilution. Accordingly, the exercise price of the options is reduced if prior to maturity of the options the share capital of SGL Carbon AG, through the issue of new shares with the granting of a subscription right to the shareholders, is increased by an amount that is calculated based on the average price on the Frankfurt Stock Exchange on all trading days of the subscription right to which shareholders are entitled. The average price of the subscription rights to new shares during the subscription period for the capital increase approved by the extraordinary General Meeting on January 15, 2004, was €4.74.

The number of options granted and their respective exercise price before dilution-related adjustments are therefore as follows:

•	as of July 3, 2000, 234,500 options were granted to members of the Board of Management and 151 members of senior management at a subscription price of €72.45, after adjustment for dilution the exercise price is now €67.71;

Back to Contents

•	as of January 16, 2001, 257,000 options were granted to members of the Board of Management and 155 members of senior management at a subscription price of €57.82, now €53.08;

•	as of January 16, 2002, 261,000 options were granted to members of the Board of Management and 170 members of senior management at a subscription price of €25.00, now €20.26;

•	as of August 12, 2002, 247,000 options were granted to members of the Board of Management and 154 members of senior management at a subscription price of €17.65, now €12.91;

•	as of January 16, 2003, 258,500 options were granted to members of the Board of Management and 168 members of senior management at a subscription price of €8.35, now €3.61, and

•	as of January 16, 2004, 254,000 options were granted to members of the Board of Management and 161 members of senior management at a subscription price of €13.43, now €8.69.

Overall, a total of 1,512,000 options were granted within the framework of the stock option plan, of which 186,000 options expired without compensation as a result of the termination of the employment relationship of plan participants due to employee turnover. The 1,326,000 options outstanding have therefore not yet been exercised.

Stock Appreciation Rights Plan 2005 (SAR Plan 2005)

The SGL shareholders approved the SAR Plan 2005 at the ordinary Annual General Meeting of April 30, 2004. This plan provides for the granting of stock appreciation rights (SARs), whose appreciation of value entitles those entitled to participate to subscribe to the Company’s shares. A maximum of up to 1,600,000 new shares from contingent capital against contribution in kind has been provided to service the SAR Plan 2005. The SARs may be issued through the end of 2009. The SAR Plan 2005 went into effect on January 1, 2005.

The Supervisory Board administers the plan for the members of the Company’s Board of Management. In accordance with the SAR Plan, the Supervisory Board is authorized to grant SARs to the members of the Board of Management. The Board of Management administers the SAR Plan for approximately 150 members of senior management, the executive staff of the Company and of members of its consolidated subsidiaries and is authorized to grant these SARs.

Of the total of 1,600,000 subscription rights that can be granted to those entitled to be issued SARs, a maximum of 30% may be to members of the Board of Management of SGL Carbon Aktiengesellschaft, with a maximum of 20% to those participating in the SAR Plan who are members of the senior management of affiliated companies. Other members of senior management of SGL CARBON Aktiengesellschaft and of affiliated companies participating in the SAR Plan have access to the remaining 50% of the subscription rights. To the extent that the subscription rights of the members of the Board of Management of the Company or of the senior management of the affiliated company who participate in the SAR Plan do not fully use up the above-mentioned shares, these subscription rights may be granted to the other members of senior management of the Group. Those entitled to participate who belong to more than one of the abovementioned groups may only receive subscription rights as a member of one of the groups and from the share of the subscription rights that is provided for that particular group.

Those entitled to SARs may participate in a rise in the price of SGL shares during the period between the granting of the SARs and their exercise. A SAR entitles the participant to require from the company the grant of a variable remuneration amounting to the difference (‘‘appreciation of value’’) between the price of the SGL shares at the time the SAR is granted (‘‘striking price’’) and at the time the SAR is exercised (‘‘exercise price’’) plus dividends paid during this period by the Company and the value of subscription rights, and to subscribe to the number of SGL shares at the exercise price whose market price corresponds to the appreciation of value. One SAR grants those entitled to participate the right to subscribe to a fraction of a new SGL share that results from dividing the appreciation of value by the exercise price – however, to a maximum of one SGL share.

Back to Contents

The striking price is calculated based on the average closing prices of SGL shares for the last 20 stock market trading days in the XETRA securities trading system or in a successor system before the day on which the SAR is granted. The exercise price is calculated in the same manner as the striking price, however with reference to the last 20 stock market trading days before the day the SAR is exercised rather than to the last 20 stock market trading days before the day the SAR is granted.

The SAR has a term to maturity of up to ten years, beginning at the grant date. The SAR expires without compensation if it is not exercised during its term.

The granting of the SAR to those entitled to participate may only occur within defined annual periods – the so-called ‘‘reference windows.’’ A reference window may be a period of up to ten stock market trading days following, respectively, the fiscal year-end or the disclosure of the SGL Carbon Aktiengesellschaft for its first, second or third quarter results.

A SAR that has been granted may be exercised at the earliest after expiration of a waiting period of two years calculated beginning at the time the SAR is granted (‘‘waiting period’’) and only during defined periods (‘‘exercise window’’). Exercise windows are open for a period of up to ten stock market trading days, beginning on the day following the Company’s disclosure of its financial results for the first, second and the third quarters.

Furthermore, a SAR may only be exercised if after the expiry of the waiting period at the beginning of the exercise window the targets set out in the SAR conditions have been met. For 75% of the SARs granted to each of those entitled to participate, the target is the increase in total shareholder return (‘‘TSR’’) of a SGL share (‘‘absolute performance target’’). Only a relative target is applicable for the remaining 25% of the SARs. This portion of the SAR may only be exercised if the development of the SGL share corresponds at least to the development of the MDax.

The TSR is defined as the absolute rise of the SGL share price between the time the SAR is granted and the time it is exercised plus the dividends paid by the Company during this period and the value of the subscription rights. The target is met if the TSR has reached at least 15% of the striking price.

The relative performance target is defined as the relative rise of the SGL share price between the period when the SAR is granted and is exercised plus dividends paid by the Company during this period and the value of subscription rights compared with the development of the benchmark index during the same period. The benchmark index is the MDax of the German Stock Exchange (Deutsche Boürse), or a substitute index representing mid-cap values. For the target to be met, the development of the relative rise of the SGL share price must be at least equivalent to the benchmark index.

If one of the two performance targets in an exercise window is not met, only those SARs may be exercised whose target is met; the SARs whose target is not met during the exercise window, may be exercised during a later exercise window of the exercise period if the target is then met.

Finally, in exercising their SARs-related shares, those entitled to participate must hold at least the number of shares of SGL Carbon Aktiengesellschaft for an additional twelve months, corresponding in value to 15% of gross proceeds.

The SARs are being granted to members of the Board of Management and to members of senior management for the first time in 2005.

Back to Contents

The stock option programs developed as follows:

Number of shares/options	SAR	Stock Purchase Plan	Stock Option Plan

Balance at Jan. 1, 2004	143,850	101,934	1,258,000
Additions		0	254,000
Expired/Returned	0	(1,968)	(186,000)
Exercised		(41,155)

Balance at Dec. 31, 2004	143,850	58,811	1,326,000

Average exercise price (€)	45.79	—	27.21
Expiration dates	15/03/2006		2010 to 2014
Fair valaue Dec. 31, 2004/€m	0.0	0.0	1.7

The SAR Plan as well as the Stock Option Plan from 2000 through 2002 are ‘‘out of the money’’. The fair value is thus zero, since the exercise price exceeds the actual market price. The Stock Option Plan from 2003 and 2004 with an exercise price of €3.61 and €8.69 respectively are ‘‘in the money’’ at balance sheet date, and with a share price of €9.63 have an intrinsic value, respectively, of €6.02 and €0.94, or overall A1.7 million as of December 31, 2004. The shares issued under the Share Plan were expensed in the consolidated financial statements.

32.	Exemption in accordance with Article 264 Paragraph 3 of the German Commercial Code

The following companies, which are included in the consolidated financial statements of SGL Carbon AG, made use of the provision in Article 264 Paragraph 3 of the German Commercial Code:

•	SGL CARBON GmbH, Meitingen, Germany

•	SGL CARBON Beteiligung GmbH, Wiesbaden, Germany

•	SGL TECHNOLOGIES GmbH, Meitingen, Germany

•	SGL BRAKES GmbH, Meitingen, Germany

•	SGL INFORMATION-SERVICES GmbH, Augsburg, Germany.

33.	Declaration of Compliance with the German Corporate Governance Code

(Article 285 No. 16 of the German Commercial Code)

The Board of Management and the Supervisory Board declare that the recommendations of the Government Commission on the German Corporate Governance Code (in the version dated May 21, 2003) have been complied with. The Board of Management and the Supervisory Board further declare that the recommendations of the Government Commission on the German Corporate Governance Code have been complied with since the submission of the previous Declaration of Compliance. The following exceptions apply:

•	Code Article 2.3.4.: Broadcasting the Annual General Assembly via the Internet is currently not tenable for cost reasons.

•	Code Article 3.8. Paragraph 2: The D&O liability insurance taken out by the Company covering the Board of Management and the Supervisory Board does not include a deductible amount. We do not believe that establishing a deductible amount is suitable for enhancing responsible behavior by the Board of Management and the Supervisory Board. Moreover, a deductible amount is not customary either abroad or among many German companies.

Code Article 5.4.5. Paragraph 2: The Articles of Association of SGL Carbon AG provide for the fixed remuneration for Supervisory Board members as well as additional remuneration for members who serve on committees. We believe that this provision is appropriate for our Company and that there is therefore no need for a change in the foreseeable future.

Back to Contents

The Corporate Governance Principles of SGL Carbon AG additionally comply with almost all of the non-binding recommendations of the German Corporate Governance Code.

34.	Events occurring after the balance sheet date

As is mentioned elsewhere in this annual report, on January 6, 2005, we sold our Surface Protection business to ADCURAM Industriekapital AG.

On January 31, 2005, we announced the establishment of a cooperation agreement in the area of carbon fibers with Mitsubishi Rayon Co., Ltd., in Tokyo, Japan.

Wiesbaden, March 7, 2005
SGL CARBON AG
The Board of Management

Back to Contents

35.	Significant Differences between International Financial Reporting Standards (‘‘IFRS’’) and United States Generally Accepted Accounting Principles (U.S. GAAP)

The SGL Carbon Group prepared the consolidated financial statements in accordance with German GAAP (HGB) for the years until Dec. 31, 2000. In 2001 the SGL Carbon Group adopted IFRS and has prepared its consolidated financial statements in accordance with IFRS for all years presented. International Financial Reporting Standards (IFRS) differ in certain significant respects from U.S. GAAP. The significant differences that affect the consolidated net income (loss) and shareholders’ equity of the SGL CARBON Group are set out below.

Reconciliation to U.S. GAAP

The following is a summary of the significant adjustments to net income and shareholders’ equity which would be required if U.S. GAAP had been applied instead of IFRS. Earnings per share have been presented before Cumulative Change in Accounting Principles. The translation of the 2004 amounts from Euro into U.S. Dollars has been made using the exchange rate as of December 31, 2004 (1.364 USD = 1 €):

All numbers in million except per share data	Note	2004	2004	2003	2002

		US-$	Euro	Euro	Euro
Net loss per IFRS as reported in the consolidated
income statement		(111.4)	(81.7)	(50.3)	(23.6)
Adjustments to conform with U.S.-GAAP:
Business acquisition and goodwill and its
disposition	(a)	0.0	0.0	3.4	5.1
Internal use software and tangible assets	(b)	(2.0)	(1.5)	(3.6)	(3.0)
Inventory	(c)	0.0	0.0	(0.4)	5.8
Pension provision	(d)	1.2	0.9	1.3	(2.1)
Incentive plans	(e)	(5.8)	(4.2)	(1.5)	(2.2)
Restructuring / Early retirement	(f)	(1.6)	(1.2)	1.7	(7.1)
Deferred Taxes – IFRS to U.S.-GAAP
reconciliation	(g)	(1.4)	(1.0)	1.0	5.1
Net loss in accordance with U.S.-GAAP		(121.0)	(88.7)	(48.4)	(22.0)
Cumulative Change in Accounting Principles		0.0	0.0	0.0	9.4

Net loss after Cumulative Change in Accounting
Principles		(121.0)	(88.7)	(48.4)	(12.6)
Basic earnings per share in accordance with U.S.-
GAAP		(2.32)	(1.70)	(2.18)	(1.01)
Diluted earnings per share in accordance with
U.S.-GAAP		(2.32)	(1.70)	(2.18)	(1.01)

Equity per IFRS as reported in the consolidated
balance sheet		384.2	281.7	116.6	196.3
Adjustments to conform with U.S.-GAAP:
Business acquisition and goodwill and its
diposition	(a)	60.7	44.5	47.7	45.2
Internal use software and tangible assets	(b)	(5.8)	(4.2)	(2.8)	1.1
Inventory	(c)	(0.4)	(0.3)	(0.3)	(0.7)
Pension provision	(d)	(45.0)	(33.0)	(26.1)	(26.3)
Incentive plans	(e)	(8.7)	(6.4)	(5.1)	(6.7)
Restructuring / Early retirement	(f)	1.8	1.3	2.5	0.8
Deferred Taxes – IFRS to U.S.-GAAP
reconciliation	(g)	0.0	0.0	1.0	0.0

Equity in accordance with U.S.-GAAP		386.8	283.6	133.5	209.7

Back to Contents

a)	Business Acquisitions and Goodwill and its disposition

Prior to the adoption of IAS 22 (revised 1993) on January 1, 1995, the Group wrote-off all goodwill directly to equity in accordance with IFRS existing at that time. The adoption of IAS 22 (revised 1993) did not require prior period restatement. Accordingly, a U.S. GAAP difference exists with respect to the recognition of goodwill and its related amortization before January 1, 1995 and for the amortization of goodwill after January 1, 2002 and until December 31, 2003. For the purpose of the reconciliation to U.S. GAAP, the pre-1995 goodwill was amortized through the statement of operations over the estimated useful lives between five and 20 years. Since January 1, 2002 under U.S. GAAP goodwill is no longer being amortized over the estimated useful live but an annual impairment test per FAS 142 (‘‘Goodwill and other Intangible Assets’’) must be performed. Starting January 1, 2004 in accordance with IFRS 3 goodwill is no longer amortized under IFRS also.

The SGL CARBON Group’s U.S. GAAP unamortized positive goodwill at December 31, 2004 and 2003 was A106.1 and A 125.8 million, respectively (€61.6 and €78.1 million, respectively, capitalized under IFRS). The Group did not have any unamortized negative goodwill as of December 31, 2004 and 2003, respectively (€0.0 and €0.0 million, respectively, capitalized under IFRS). The remaining balance of negative Goodwill as of January 1, 2002 under U.S.-GAAP was written off and recognized as the effect of a change in accounting principle. The Company estimates that such net goodwill would, at December 31, 2004 and 2003, be allocated among its industry segments as follows: Carbon and Graphite: €45.4 million and €47.0 million, respectively, Graphite Specialties: €22.8 million and €22.3 million, respectively, Corrosion Protection: €0.0 million and €18.5 million, respectively, and SGL Technologies: €37.9 million and €38.0 million, respectively.

Our annual FAS No. 142 impairment analysis was performed as of April 1, 2004, and there was no additional impairment. Future cash flows are discounted at a SGL Carbon-specific interest rate (2004: 11.2% before taxes and 8.26% after taxes). As of December 31, 2004, the Company had under U.S. GAAP unamortized goodwill in the amount of €106.1 million, no unamortizable identifiable intangible assets and no unamortized negative goodwill, all of which were subject to the transition provisions of Statements FAS 141 and 142. There was no amortization expense related to goodwill and negative goodwill for the 3 years ended December 31, 2004, 2003 and 2002.

In the first quarter 2005 SGL sold its consolidated subsidiary SGL ACOTEC GmbH, Siershahn (Germany) including most of its subsidiaries. The Acotec companies were included as assets held for sale in the group financial statements and SGL wrote off all remaining goodwill amounting to €14.5 million under IFRS.

As noted above for U.S. GAAP purposes, in accordance with FAS 142, starting January 1, 2002 goodwill is no longer being amortized but tested at least annually for impairment at the level of reporting units. Goodwill is tested for impairment using a two step process that begins with a determination of the fair value of the reporting unit. The first step is a preliminary test to determine if any potential impairment exists and the second step measures the amount of impairment, if any. For estimating future cash flows, we use our internal budgets.

FAS 142 describes the reporting unit as an operating segment, as that term is used in FAS 131, or one level below the operating segment, depending on whether certain criteria are met. The operating segment is the highest level within the company that can be a reporting unit. Guidance used to identify an operating segment was

–	the component constitutes a business per EITF 98-3

–	discrete financial information is available

–	the segment is reviewed by company’s management

–	and has similar economic characteristics.

Based on the above our three current reporting units reflect the way how SGL manages its operations. The above criteria are met only on the level of the operating segment or so called ‘‘Business Areas’’.

Purchased goodwill is allocated to the segments based on allocation of identifiable net assets to the business areas.

Back to Contents

b)	Internal Use Software, Intangible Assets and Interest Capitalization on Tangible Fixed Assets

Statement of Position (SOP) 98-1 (‘‘Accounting for the Costs fo Computer Software developed or obtained for internal use’’) provides U.S. GAAP guidance on accounting for the costs of computer software developed or obtained for internal use. Under U.S. GAAP overhead costs should not be capitalized as costs of internally developed software while under IFRS directly allocated overhead costs are allowed to be capitalized. During the year ended December 31, 2004 and 2003 the SGL Carbon Group capitalized software costs in the amount of €6.8 million and €6.5 million, respectively under U.S. GAAP.

Under IFRS development expenses can be capitalized if future economic benefits will flow to the company. In 2004 SGL capitalized development cost of €2.9 million for its ceramic disc brake. U.S. GAAP does not allow the capitalization of such costs. Accordingly a reconciliation difference of €2.9 million exists.

U.S. GAAP requires the capitalization of interest costs as part of the historical cost of fixed assets requiring a period of time to construct. Per IFRS benchmark treatment, interest cost (‘‘Borrowing Costs’’) should be recognized as an expense in the period in which they occur. The company has elected to use the IFRS benchmark treatment, which results in a reconciliation difference to U.S. GAAP for the capitalization of borrowing costs. During the years ended December 31, 2004, 2003 and 2002 the SGL Carbon Group did not capitalize interest under U.S. GAAP. The years 2004, 2003 and 2002 include amortization of previous capitalized interest €0.3 million, €0.8 million and €0.8 million respectively.

The estimated aggregate amortization expense for intangible assets under U.S. GAAP for each of the following fiscal years is approximately €5 million, excluding goodwill amortization or potential impairments.

In accordance with FAS 144, long-lived assets held and used, such as property, plant and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to the estimated future undiscounted cash flows expected to be generated by the asset or group of assets. If the carrying amount of an asset or group of assets exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in the Group’s financial statements by the amount by which the carrying amount of the asset or group of assets exceeds fair value of the asset or group of assets.

c)	Inventory Valuation

IAS 2 ‘‘Inventories’’ identifies two alternatives as benchmark valuation methods, the FIFO method and the weighted-average cost method. The LIFO method is permitted as an allowed alternative. In valuing inventories for IFRS reporting, the company has elected to apply the benchmark method using the weighted average cost method. For certain inventories held in the United States of America, for U.S. GAAP and tax reporting purposes we have elected to value inventories on the LIFO method until December 31, 2001. As of December 31, 2004 and 2003 the company has no inventory valued on a LIFO basis for U.S. GAAP.

Certain pre-production expenses incurred by one of our U.S. subsidiaries did not meet the requirements as specified under EITF 99-5 (Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements). Under EITF 99-5 costs to perform certain services related to the design and development of the products it will sell under long-term supply arrangements and costs to design and develop molds, dies, and other tools that will be used in producing those products should be expensed as incurred, unless they are reimbursed. Accordingly we recorded an U.S. GAAP adjustment of €0.3 million in 2003, that remained unchanged in 2004.

Inventories amounting to €14 million are recognized pursuant to agreements that provide for contractual reimbursement of pre-production design and development costs.

Back to Contents

d)	Pension Provisions

Under IFRS, pension costs and similar obligations are accounted for in accordance with IAS 19, ‘‘Employee Benefits’’. For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with FAS No. 87 ‘‘Employers’ Accounting for Pensions’’ and the disclosure is presented in accordance with FAS No. 132 ‘‘Employers’ Disclosures about Pensions and Other Post-retirement Benefits’’. FAS 87 requires that companies located outside the United States adopt the provisions of FAS 87 for fiscal years beginning after December 15, 1988. Due to the significant period of time which elapsed between the date when FAS 87 would have been required to be adopted and the time when the SGL Carbon Group first prepared its U.S. GAAP financial information, adoption of the provisions of FAS 87 as of January 1, 1989 was not feasible. Accordingly, FAS 87 has been adopted from January 1, 1993. As of the date of adoption, the SGL Carbon Group’s total transition obligation was €16.1 million. Such transition obligation is being amortized over a 15 year period. Accordingly, as of December 31, 1993, €5.4 million, representing 5/15 (the elapsed five year period between the required adoption date of January 1, 1989 and December 31, 1993) of the total transition obligation, was recorded directly against U.S. GAAP shareholders’ equity.

IAS 19 (‘‘Employee Benefits’’) as applied by the Group is substantially similar to the methodology required under FAS No. 87. The transition provisions under IAS 19 permit the cumulative effect of an accounting change to be either recognized immediately or delayed and recognized on a straight-line basis over a period of up to five years from the date of adoption of IAS 19 (its transition period ends in 2004 for enterprises adopting IAS 19 as of its effective date). FAS 87 permitted only delayed recognition of the transition obligation on a straight-line basis over the average remaining service period of plan participants or over 15 years if the average remaining service period is less than 15 years (its transition period ends in 2001 for most enterprises).

Upon adoption of IAS 19, the Company elected to recognize the cumulative effect of an accounting change immediately. Consequently, a difference between IAS and US GAAP was created in the pension liability valuation and corresponding annual pension expense relating to the amortization of the transition obligation in accordance with FAS 87. As of December 31, 2003, the 15-year amortization period for the transition obligation had ended.

In addition, there is a difference in the measurement dates used for valuation of the US pension funds under both IAS and US GAAP. Under IAS, a measurement date of December 31st is used, while a September 30th date, which does not coincide with the end of the Company’s fiscal year, is used for US GAAP. In Germany a September 30th measurement date is used both under IFRS and U.S. GAAP. Under IFRS changes in the market value of plan assets are included in the valuation immediately (taking the 10% corridor approach into consideration), while they are deferred over 5 years under U.S. GAAP.

The net present value of defined benefit plans for services already rendered to date is represented by the Accumulated Benefit Obligation (ABO) whereas the employees final benefit entitlement at regular retirement age may be higher than the fixed benefits at the measurement date due to the inclusion of future increases in compensation or benefits. The net present value of such a future benefit entitlement is the Projected Benefit Obligation (PBO). The pension provision included in the balance sheet is equal to the PBO, when the assumptions used to calculate the PBO such as the discount rate and compensation increases are achieved. Assumed discount rates, compensation increases and pension progression rates used in calculating the PBO together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated, as well as capital market performance.

In the case of funded plans, the market value of the external assets is netted against the benefit obligations resulting in a net amount being recorded in the balance sheet as an under- or over funding of the PBO. Differences between the actual and assumed discount rate, compensation increase, and return on plan assets result in the asset or liability related to pension plans being different than the under- or over funding of the PBO. Under FAS 87, if the difference is so significant that the current benefit obligation represented by the ABO (or the amount thereof not funded by plan assets) exceeds the liability recorded on the balance sheet, such liability must be increased. The under funded portion of the ABO is referred to as the Minimum Liability and an

Back to Contents

accrued pension liability that is at least equal to this Minimum Liability amount should be recognized in the balance sheet without affecting the Income Statement. The required increase in the liability is referred to as the additional minimum liability, and its offsetting adjustment results in the recognition of either an intangible asset, a component of shareholders’ equity (as a reduction) in Other Comprehensive Income or both. The recognition of the Additional Minimum Liability results in the elimination of any existing prepaid pension asset balance on a plan-by-plan basis. The reduction of shareholders’ equity caused by the underfunded ABO increased by €9.4 million in Germany and decreased by €2.0 million for the US companies (the latter mainly due to currency changes) to a total at yearend 2004 of €35.7 million (2003: €28.3 million). This net increase had no effect on income because most of it was debited to equity. At year end 2004 €0.6 million (2003: €0.9 million) were capitalized as an intangible asset.

The Investment Policy and Strategy, as established by the Pension Plan Committee, is to provide for growth of capital with a moderate level of volatility by investing in assets per the target allocations stated below. The assets will be reallocated quarterly to meet those target allocations. The investment policy will be reviewed on a regular basis, under the advisement of a certified investment advisor, to determine if the policy should be changed. 70% of the fair value of the plan assets are invested in equity securities, 29% are invested in debt securities and 1% is held as short term funds.

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

Under IFRS, the Company included €13.3 million, €14.0 million and €15.2 in 2004, 2003 and 2002, respectively of interest costs associated with the Company’s provision for pension and similar obligations in interest expense. U.S. GAAP does not allow the interest cost associated with the provision for pension and similar obligations to be recorded as a component of interest expense. Under U.S. GAAP, the interest component of the pension expense is included in operating profit.

The contributions to the company pension fund (Hoechst Pensionskasse) are considered payments to a defined contribution plan. The expenses of the company are in a relation to the contributions paid by each employee. Orginally such relation was a 1:1 relation but increased in 2003 to 2:1 so that SGL pays twice the amount as contributed by the employee.

For postretirment benefits, the primary difference between IFRS and U.S. GAAP is similar to that of the pension plans, in that different measurement dates are used. U.S. GAAP uses a September 30th measurement date while IFRS uses a December 31st date. In addition, under U.S. GAAP SGL is amortizing an amount for the unrecognized prior service cost while under IAS 19, SGL has recognized the full amount immediately.

e)	Incentive Plans

IFRS provides that in the absence of a specific International Financial Reporting Standard or an Interpretation of the Standing Interpretations Committee interpretation, management should use its judgement in developing an accounting policy that provides the most useful information to users of the company’s financial statements. In making this judgement, management should consider, among others, pronouncements of other standard setting bodies and accepted industry practices. The SGL Carbon Group has elected, for purposes of IFRS reporting, to continue the accounting treatment for the incentive plans discussed below, consistent with prior practices under the German Commercial Code (‘‘German GAAP’’).

The SGL Carbon Group provides a bonus compensation for certain employees meeting specified performance targets. The bonus is satisfied in form of cash for management and in form of SGL Carbon stock for all other employees. The numbers of shares given to the employees is calculated by dividing the bonus amount by the market price of the shares. Under IFRS the expense in the income statement for all fiscal years presented was recognized using the nominal value (€2.56) of the shares.

Back to Contents

The increase in capital is recognized in this amount upon issuance of its stock, which generally occurs in the period subsequent to the year to which the performance relates. Under U.S. GAAP the total cost of the bonus is included as an expense. In addition the difference between the market price and the nominal amount (€4.2 million; €2.5 million; €2.4 million as of December 31, 2004; 2003; 2002, respectively) results in an additional paid-in capital in the subsequent year.

	IFRS	U.S. GAAP

Stock Appreciation Rights	With respect to the SAR rights	Board of Management SARs
Plan (SAR)	exercisable annually by the	(settlement in cash) are accounted
	members of the Executive	for as under IFRS. Other SARs
	Committee, pro rata provisions are	(settlement in shares) are
	made. The exercise of SAR rights	accounted for as stock options.
by other beneficiaries has no effect
on net income as they receive new
shares to be issued out of
authorized capital, thus these
SARs are accounted for like stock
options.

Under IFRS and U.S. GAAP the Long-Term Cash Incentive Plan (LTCI) is accounted for using the same accounting principles.

f)	Restructuring / Early retirement

One of the significant differences between the restructuring guidance under IAS 37, ‘‘Commitments and Contingencies’’ and the relevant U.S. GAAP standards, is found in the criteria for the initial recognition of a restructuring provision. The applicable U.S. GAAP standard is FAS No. 146 ‘‘Accounting for Costs Associated with Exit or Disposal Activities for the year ended 2003, which supersedes Emerging Issues Task Force (EITF) Issue 94-3 ‘‘Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)’’ used for all years presented prior to 2003. For employee termination benefits, FAS 146 and EITF 94-3 require that prior to the date of the financial statements, the benefit arrangement be communicated to employees, including sufficient detail to enable employees to determine the type and amount of benefits they will receive when they are terminated. IAS 37 does not require that the communication to employees be so detailed but rather that the communication simply include the main features of the plan. As a result, there may be situations in which an enterprise following IAS 37 could recognize a restructuring provision before it would be permitted to do so if it were following FAS 146 / EITF 94-3. Such difference between IFRS and U.S. GAAP treatment amount to €0.0 million; €0.5 million; €0.8 million as of December 31, 2004; 2003; 2002, respectively.

Included in the restructuring expenses are early retirement contracts in Germany, in which incremental compensation costs SGL incurs under such contracts are recognized under IFRS immeadiately once a binding contractual agreement has been entered into. The early retirement contracts in the SGL Group are generally set up according to the block model. Under such block model early retirement agreements, the employee works full time during the employment phase although in this period he or she is only paid according to the part-time agreement apart from the incremental compensation received. By this means, during the employment phase, the employer builds up arrears amounting to the as yet unpaid services that must be accounted for by accruing a provision. Under FAS 112 ‘‘Employers‘ Accounting for Postemployement Benefits the complete compensation that the employee receives during the released phase (continued part time compensation and the incremental compensation) are accrued over the employees’ service period (employment phase). The addition to provisions begins with the signing of the parttime retiree agreement. After the employment phase has ended and the employee enters into the released phase, the total compensation that the employee will receive during the released phase must have been be set aside.

Back to Contents

g)	Deferred Taxes – IFRS to U.S. GAAP Reconciliation

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

For U.S. GAAP purposes, a valuation allowance is established when it is more likely than not, that deferred tax assets will not be realized. A valuation allowance was recognized for the portion of the deferred tax assets that the Company projected will not be recognized considering primarily the effects of future reversals of temporary differences and tax planning strategies. This development was primarily attributable to the absolute amount of our tax loss carry-forwards reached, the expected income in the German tax group for the next four years and the regulations concerning minimum taxation, which came into effect in 2004. Accordingly, on the U.S. GAAP adjustments we have recognized a offsetting valuation allowance on all deferred tax assets in excees of deferred tax liabilities for U.S. GAAP reconciliation items in Germany, United States and the United Kingdom.

36.	Additional Disclosure Information Required by U.S. GAAP

a.	Other Postretirement Benefits

For purposes of disclosure in accordance with U.S. GAAP, the following information for the SGL Carbon Group’s significant other postretirement benefit plans is provided in accordance with the requirements of FAS No. 106 ‘‘Employers’ Accounting for Postretirement Benefits Other Than Pensions.’’

Certain of the SGL Carbon Group’s U.S. operations provide health care and other benefits to most of their retired employees and their eligible dependents (Retiree Medical and Retiree Life). The following amounts do not take into account the expected subsidy for providing prescription drug benefits that are actuarially equivalent to Medicare D. The net periodic postretirement benefit costs including the expected subsidiary would be lower by USD 0,2 million. Measurement period is the year beginning October 1, 2003 and ending September 30, 2004. There was no charge to expense for the year due to a settlement, a curtailment or plan termination benefits. The net amount recognized for the fiscal year ending December 31, 2004 reduced on a euro basis mainly relating to currency effects. Minimum service under the plan has been defined as ten years.

Net annual postretirement benefit expense for the postretirement benefit plan included the following components:

	2004	2003	2002

	€m	€m	€m
Service cost-benefits attributed to service during the period	0.2	0.2	0.2
Interest cost on accumulated postretirement benefit obligation	1.2	1.5	2.0
Amortization and deferral	0.6	0.5	0.0

Net periodic postretirement benefit cost	2.0	2.2	2.2

Back to Contents

Following is a summary of the changes in the accumulated benefit obligation for postretirement benefits:

	2004	2003

	€m	€m
Benefit obligation at the beginning of the year	23.1	27.0
Foreign currency translation	(1.8)	(4.7)
Service cost	0.2	0.2
Interest cost	1.2	1.4
Curtailment/settlement and Change in Plan provision	0.0	0.0
Plan participant contributions	0.5	0.4
Actuarial loss	0.5	2.6
Benefits paid	(3.1)	(3.8)

Benefit obligation at the end of the year	20.6	23.1

Unrecognized net loss	(10.4)	(11.5)
Unrecognized prior service cost	0.6	0.8

Net amount recognized	10.8	12.4

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law on December 8, 2003. In accordance with FASB Staff Position FAS 106-1, the Corporation made a one-time election to defer recognition of the effects of the law in the accounting for its plan under FAS 106 and in providing disclosures related to the plan until authoritative guidance on the accounting for the federal prescription drug subsidy is issued. Proposed regulations regarding the implementation of the Act were issued in July of 2004; however, many questions cannot be answered until final regulations are issued in 2005. Until the final regulations are issued the Corporation cannot conclude whether the prescription drug benefits offered under this plan are actuarially equivalent to Medicare Part D under the Act. Therefore, in accordance with FASB Staff Position FAS 106-2, any measures of the Accumulated Postretirement Benefit Obligation or Net Periodic Postretirement Benefit Cost do not reflect the effects of the Act on the plan.

The health care cost trends used in determining the accumulated postretirement benefit obligation for 2004 and 2003 were 0.0% . The health care cost trend rate is expected to remain at 0.0% . Generally this assumption has an effect on the amounts reported. However increasing or decreasing the assumed trend by 1% would not change materially the accumulated postretirement benefit obligation and the service and interest cost components of net periodic postretirement benefit cost for the years ended December 31, 2004 and 2003. In determining the accumulated postretirement benefit obligation, the weighted average discount rate used was 6.0% and 6.0% for the years ended December 31, 2004 and 2003, respectively.

b.	Income Taxes

In 2000, the German government enacted new tax legislation which, among other changes, reduced the Group’s statutory corporate tax rate for German companies from 40% on retained earnings and 30% on distributed earnings to a uniform 25%, effective for the Group’s year beginning January 1, 2001. Since the new tax legislation became effective in January 2001, the net profit of German companies has been subject to a standard 25% rate of corporation tax. In September 2002, the German corporation tax rate for fiscal 2003 was increased to 26.5% . The impact of this tax increase, which was limited to one year, was not material and has therefore not been included in the calculation of deferred taxes. A solidarity surcharge of 5.5% is added to the corporation tax rate resulting in an aggregate corporation tax rate for 2002 and 2004 of 26.4% . Together with the trade tax burden of 12%, the German income tax rate amounts to a total of 38.4% .

Back to Contents

Since January 1, 2004, German tax law imposes a so-called minimum taxation (Mindestbesteuerung) in case of tax losses carried forward. A portion of the 5% of the dividend income and gains on disposition of corporations, which is generally tax exempt, are taxable for purposes of corporate and trade tax. Besides, debt financing in cases where guarantees are provided by major shareholders was tightened. Due to these changes in this German tax legislation, generally only 60% of tax loss carry-forwards may be offset from current annual income, unless such taxable income does not exceed €1 million. The changed law is applicable beginning with tax assessment year 2004. These changes as well as potential future changes with respect to tax loss carry-forwards, or a denial of the deductibility of certain expenses, could lead to material tax payments for SGL Group companies in Germany from 2004 onwards and significantly impair our deferred tax assets. In addition, deferred tax assets related to German tax loss carryforwards could be impaired if the German tax group companies, to which these tax loss carryforwards are available, fail to generate sufficient taxable profits in the future.

Under U.S. GAAP, the effective income tax rate would approximate 276%, 23.8% and 17.3% in 2004, 2003 and 2002. The income before income taxes from continuing operations from foreign operations in 2004 under U.S. GAAP amounted to €48.4 million and €(47.6) million for domestic operations.

As of December 31, 2004 and 2003 , the SGL Group had tax loss carryforwards amounting to approximately €370.3 million and €336.4 million respectively. Some of the tax loss carryforwards have an unlimited carryforward period under local tax laws. Under U.S. GAAP, a deferred tax valuation allowance relating to deferred tax assets recorded for tax loss carryforwards was recognized. The amounts of such valuation allowance for the years ended December 2004 and 2003 were €68.3 million and €58.5 million, respectively.

The valuation allowances with regard to deferred tax assets on tax loss carryforwards at December 31, 2004 and 2003 are derived from tax loss carryforwards in the United States, Germany and the United Kingdom, the realization of which is unlikely. Tax benefits relating to the valuation allowance for deferred tax assets at December 31, 2004 that are subsequently recognized will be reflected in the consolidated statement of operations of the period in which the event occurs.

Under IFRS SGL had total gross deferred tax assets amounting to €198.5 million as of December 31, 2004. Together with additional deferred tax assets recognized on timing differences in the U.S. GAAP reconciliation, amounting to €15.5 million as of December 31, 2004, the total gross deferred tax assets under U.S. GAAP amounted to €214.0 million as of December 31, 2004. From these gross tax assets, a total valuation allowance amounting to €82.7 million as of December 31, 2004 was subtracted. Thus, under U.S. GAAP, the SGL Carbon Group would have recorded net deferred tax assets at December 31, 2004 and 2003 of €84.9 and €85.2 million consisting of deferred tax assets relating to tax loss carryforwards at December 31, 2004 and 2003 of €85.8 and €79.3 million, respectively, and other deferred tax assets of €45.5 and €49.9 million, respectively, and deferred tax liabilities of €46.4 and €44.0 million, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the deferred tax assets will not be realized. The evidence considered in determining the valuation allowance includes the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income.

Back to Contents

c.	FAS No. 130 ‘‘Reporting Comprehensive Income
FAS No. 130 requires disclosures regarding comprehensive income. These include all changes in equity not transacted with owners of the business. Comprehensive income is comprised as follows:
	2004	2003

	€m	€m
Consolidated net loss US GAAP after cumulative change in accounting principles.	(88.7)	(48.4)
Other comprehensive income, net of tax
Change in cumulative translation adjustment	(0.3)	(30.4)
Cash-Flow Hedges	(1.1)	2.7
Minimum pension liability adjustment	(7.7)	(0.9)
Other comprehensive income	(9.1)	(28.6)
Comprehensive income/loss	(97.8)	(77.0)

The other comprehensive income relates to the cumulative translation adjustment, a positive impact from cash-flow hedges and an additional minimum pension liability.

€m	Cumulative Translation Adjustment	Derivative Financial Instruments	Available for sale Securities	Minimum Pension Liability	Total

12/31/2003 gross	(41.9)	3.8	0.1	(27.4)	(65.4)
Change	(0.3)	(1.5)	0.0	(7.7)	(9.5)
Tax effect	0.0	0.4	0.0	0.0	0.4

12/31/2004 gross	(42.2)	2.3	0.1	(35.1)	(74.9)

Deferred tax	0.0	(0.8)	0.0	0.0	(0.8)

12/31/2004 net	(42.2)	1.5	0.1	(35.1)	(75.7)

Information with Respect to Cash Flow Hedges: Changes in the value of forward foreign currency exchange contracts and currency options designated and qualifying as cash flow hedges are reported in accumulated other comprehensive loss. These amounts are subsequently reclassified into operating income, in the same period as the underlying transactions affect operating income. For the year ended December 31, 2004 and 2003, no gains or losses had to be reclassified from accumulated other comprehensive loss into earnings as a result of a hedge ineffectiveness of cash flow hedges. It is anticipated that €1.5 million of net gains included in accumulated other comprehensive loss at December 31, 2004, will be reclassified into earnings during the next year. As of December 31, 2004, SGL held derivative financial instruments with a maximum maturity of 12 months to hedge its exposure to the variability in future cash flows from foreign currency forecasted transactions.

Marketable Securities and Investments: Securities and certain investments are accounted for at fair value, if fair value is readily determinable. Unrealized gains and losses on available-for-sale securities are included as a component of accumulated other comprehensive loss, net of applicable taxes, until realized. Those securities relate to investment certificates in Austria with no fixed maturity dates purchased for €2,2 million and having a fair value of €2,3 million. The difference of €0,1 million is included in accumulated other comprehensive income (2003: €0,1 million). No gains or losses have been reclassified into earnings during the 2004 period.

d.	Stock Compensation Plans
The costs of the stock compensation plan (for purposes of the calculation of the reconciliation from IFRS to US GAAP) have been calculated pursuant to the provisions of APB Opinion No. 25. FAS 123 ‘‘Accounting for Stock Based Compensation (FAS 123) amended by FAS 148 requires additional disclosure of the pro-forma income statement impact of the effect of the accounting treatment.

Back to Contents

At December 31, 2004, there were a total of 1,326,000 shares (at the end of 2003: 1,258,000) available for grant under the stock option plan. The per share weighted-average fair value of stock options granted during 2004 was €6.15, 2003 was €4.52 and during 2002 were €10.3 and €14.5 at the date of grant using a Binomialmodel for 2004 and a Black Scholes option-pricing model for the years up to 2003 with the following assumptions: 2004: volatility 41.7%, risk-free rate of 4.13% and a vesting period of 2 years; 2003 and 2002 – (excluding a dividend yield assumption) volatility 40%, risk-free interest rate of 5.0%, and an expected life of 6 years.

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under FAS No. 123 amended by FAS 148, the Company’s net loss would have been increased to the pro forma amounts indicated below:

			2004	2003	2002

Net loss *)	As reported	€m	(88.7)	(48.4)	(22.0)
Add:	APB 25 result	€m	(0.0)	(0.0)	(0.2)
Deduct:	FAS 123 expense	€m	(1.4)	(3.6)	(3.7)
Net loss *)	Pro forma	€m	(90.1)	(52.0)	(25.9)
Earnings per share basic (EPS)	As reported		€(1.70)	(2.18)	(1.01)
Earnings per share basic (EPS)	Pro forma		€(1.73)	(2.35)	(1.18)

*)	before Cumulative Changes in Accounting Principles

e.	Non-current assets
Trade receivables due after one year at December 31, 2004 and 2003 amounting to €0.3 million and €2.2 million, respectively would be classified as non-current assets under U.S. GAAP. There were no other receivables or other assets due after one year at December 31, 2004 and 2003 that would be classified as non-current assets under U.S. GAAP.

SGL has entered into various operating lease arrangements, most of them for small EDP- or office equipment and some of them having renewal or purchase options. For an operating lease of an office building in Germany SGL has a purchase option to buy the property at its residual book value if the lease is terminated or when the lease term ends after 12 years in 2014.

f.	Implementation of new U.S. GAAP Accounting Pronouncements
On December 31, 2002 the Financial Accounting Standards Board issued FAS 148 ‘‘Accounting for Stock-Based Compensation – Transition and Disclosure’’, which amends the disclosure requirements relating to stock-based employee compensation previously contained in FAS No. 123. The amendments in FAS 148 relevant to the SGL Group are effective for all fiscal years ending after December 15, 2002. The disclosure requirements have been included in the additional information provided on U.S. GAAP, see Note 35d to our consolidated financial statements.

In January 2003, the FASB issued Interpretation No. 46 (‘‘FIN 46’’), Consolidation of Variable Interest Entities, an interpretation of ARB 51. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (‘‘variable interest entities’’ or ‘‘VIEs’’) and how to determine when and which business enterprise should consolidate the VIE (the ‘‘primary beneficiary’’). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. The adoption of FIN 46 had no impact on the group’s financial statements.

On April 30, 2003, the Financial Accounting Standards Board issued FAS 149 ‘‘Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments and derivative instruments embedded in other contracts and for hedging activities. FAS 149 is

Back to Contents

effective for contracts entered into or modified after June 30, 2003. The adoption of this standard did not have a material impact on the group’s financial statements.

On May 15, 2003, the Financial Accounting Standards Board issued FAS 150 ‘‘Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity’’. Under FAS 150, certain financial instruments, previously classified as equity are now required to be classified as liability by the issuer. FAS 150 primarily affects accounting for financial instruments that embody an obligation to repurchase equity instruments that have been issued by the company. FAS 150 is effective for transactions entered into or modified after May 31, 2003. The adoption of FAS 150 had no impact on the group’s financial statements.

In December 2003 the FASB issued FAS 132 (Revised) (‘‘FAS 132-R’’), Employer’s Disclosure about Pensions and Other Postretirement Benefits. FAS 132-R retains disclosure requirements of the original FAS 132 and requires additional disclosures relating to assets, obligations, cash flows, and net periodic pension cost. FAS 132-R was effective for fiscal years ending after December 15, 2003 except that certain disclosures were effective for fiscal years ending after June 15, 2004. The disclosures are included in this annual report in notes to the financial statements.

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

In May 2004, the FASB issued FASB Staff Position (‘‘FSP’’) 106-2, ‘‘Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.’’ This guidance supersedes FSP 106-1 issued in January 2004 and clarifies the accounting and disclosure requirements for employers with postretirement benefit plans that have been or will be affected by the passage of the Medicare Prescription Drug Improvement and Modernization Act of 2003 (‘‘the Act’’). The Act introduces two new features to Medicare that an employer needs to consider in measuring its obligation and net periodic postretirement benefit costs. The effective date for the new requirements is the first interim or annual period beginning after June 15, 2004. Additional information regarding the impact of the Act is presented in Note 14.

g.	Earnings (Loss) per Share
Under U.S. GAAP, earnings per share are calculated and presented in accordance with the provisions of Statement of Financial Accounting Standards No. 128, ‘‘Earnings per Share, which requires the presentation of both basic and diluted earnings per share information for all periods presented. Basic net income/(loss) per share is computed by dividing net income/(loss), as calculated in accordance with U.S. GAAP, by the weighted average number of shares outstanding of 52,152,691 in 2004, 22,148,078 in 2003 and 21,813,930 in 2002. Diluted net profit/(loss) per share includes the effect of incremental shares, if any, that would have been outstanding under the share option plans or other obligations to issue such shares. Due to the fact that there was a loss in all reported periods there was no difference between basic and diluted (loss) per share. The convertible bonds having a total outstanding amount of €50.0 million could potentially be dilutive in the future if converted into fully paid-up no-par value shares of SGL (up to 560,750 shares).

Back to Contents

h.	Cash Flow Statements – Changes in Corporate Debt

	Year ended December 31,

	2004	2003	2002

	Euro	Euro	Euro
Proceeds from corporate debt	389.6	330.0	166.1
Repayment of corporate debt	(440.0)	(284.0)	(256.5)

	(50.4)	46.0	(90.4)

i.	Derivative financial instruments and fair value of financial instruments

SGL uses primarily derivative financial instruments such as forward contracts, interest rate swaps and caps and options for hedging purposes. The Company is not party to leveraged derivatives and does not hold or issue derivative instruments for speculative purposes. The accounting of derivative instruments is based upon the provisions of SFAS 133, ‘‘Accounting for Derivative Instruments and Hedging Activities,’’ as amended. On the date a derivative contract is entered into, SGL designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). SGL recognizes all derivative instruments as assets or liabilities on the balance sheet and measures them at fair value, regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically either in earnings or stockholders’ equity, as a component of accumulated other comprehensive income (loss), depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized currently in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive income on the balance sheet, net of applicable taxes, until the hedged item is recognized in earnings. The ineffective portions of the fair value changes are recognized in earnings immediately. Derivatives not meeting the criteria for hedge accounting are marked to market and impact earnings.

Management actively evaluates the credit worthiness of the financial institutions which are counter parties to derivative instruments, and it does not expect any counter parties to default in meeting their obligations under these instruments. The credit exposure of derivative instruments is represented by the unrealized gain in the underlying instrument.

The estimated fair value of on-balance sheet financial instruments (cash, receivables, payables, accrued expenses, other liabilities and long-term debt) are considered to approximate their carrying value because such instruments, except for long-term debt, have short maturity. As of December 31, 2004 the market price on the Frankfurt Stock Exchange for the senior subordinatied notes was 111.00%, the total fair value amounted to €299.7 million. The fair value of the remaining long-term debt largely corresponds to its carrying value. At December 31, 2004 and 2003 the estimated fair value of derivative financial instruments has been disclosed in note 27 to the financial statements.

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

Back to Contents

k.	Warranty Obligations

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

No loans to executive committee or supervisory board members were granted as of December 31, 2004.

According to US GAAP, costs incurred to issue debt securities should be reported as deferred financing costs and classified as a non-current asset as the underlying debt is long-term. For US GAAP purposes, SGL reclassified the Euro 20.3 million recorded as of December 31, 2004 in accrued refinancing costs to non-current assets.

Shipping and Handling costs are included in Selling Expenses. The information regarding revenues from external custormers for each product and service is impractible to disclose.

SGL holds a 50% investment in Carbon Fiber Technology, LLC, Evanston (USA) which is accounted for at equity. Long lived assets located in Germany amount to €110.5 million and located outside Germany amount to €319.8 million as of December 31, 2004.

In 2004 restructuring expenses of €19.7 million were recognized under IFRS. This amount included asset write-down and differs to U.S. GAAP as we had accrued for some of these expenses under IFRS in 2003 already, which were not allowed for U.S. GAAP. Under U.S. GAAP we had a beginning restructuring provision of €1.6 million, that increased by €14.9 million and used in 2004 by €15.1 million. Together with a currency difference of €0.1 million we have an ending U.S. GAAP restructuring provision of €1.5 million. The addition to restructuring provision together with asset write-downs in connection with such restructuring measures amounted to total restructuring charges of €19.7 million.

Under U.S. GAAP restricted cash should not be included in the total of cash and cash equivalents on the statement of cash flows, as it was included in the IFRS cash flow statement. Thus cash provided by financing activities would be €41.8 million under U.S. GAAP.

The following table shows the discontinued operations as of December 31, 2004 and 2003:

Assets	2004	2003	Liabilities	2004	2003

	Mio. €	Mio. €		Mio. €	Mio. €
Intangible assets	15.5	16.4	Equity	0.0	63.3
Property, plant and equipment	29.2	32.6	Pension provisions	27.2	26.0
Non-current financial assets	7.0	7.3	Other provisions	10.9	11.8
Inventories	14.4	12.2	Trade payables	10.7	12.8
Trade receivables	28.1	34.9	Other liabilities	11.0	14.9
Other assets	7.8	13.2
Deferred tax assets	20.3	16.1	Deferred tax liabilities	4.0	3.9
Loss from disposal	-58.5	0.0

Assets held for sale	63.8	132.7	Liabilities held for sale	63.8	132.7

37.	Subsequent Events
	•	SGL Carbon´ s Ratings Upgraded by Moody©s . Corporate Bond Rating Raised from Caa1 to B3 On April 27, 2005 SGL Carbon received a total of five upgrades from the rating agency Moody©s Investors Service, covering ratings for the Company, credit facilities, and

Back to Contents

the corporate bond. The improved assessment from Caa1 to B3 of the corporate bond issued in February 2004 is an especially important indicator for the financial market. The upgrading replaces the previous so-called ‘‘junk bond status’’ with the more favorable investment status. The upgrade will have a favorable impact on potential future financial arrangements undertaken by SGL Carbon.

Back to Contents

Exhibits to SGL CARBON AG

Annual Report

on Form 20-F

EXHIBIT INDEX

Exhibit No.	Exhibit	Sequentially Numbered Page

3(i)	Articles of Incorporation (Satzung) of the Registrant.
14	CODE OF ETHICS for Senior Financial Officers.
31	Rule 13a-14(a)/15d-14(a) Certifications
32	Section 1350 Certifications