Form 20-F
SGL CARBON AKTIENGESELLSCHAFT
filed 2006-05-02
CIK 1015111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20–F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number 1-14398

SGL CARBON AKTIENGESELLSCHAFT (Exact name of Registrant as specified in its charter)
SGL CARBON CORPORATION	FEDERAL REPUBLIC OF GERMANY
(Translation of Registrant ’s name into English)	(Jurisdiction of incorporation or organization)

Rheingaustrasse 182
D-65203 Wiesbaden
Germany
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Name of each exchange on which registered

A merican Depositary Shares, each representing one-third of one Ordinary Bearer Share, no par value	New York Stock Exchange
Ordinary Bearer Shares, no par value	New York Stock Exchange*

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

Ordinary Bearer Shares, no par value	62,789,251
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer	Accelerated filer	Non-accelerated
Indicate by check mark which financial statement item the registrant has elected to follow
Item 17 Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes No

Back to Contents

CERTAIN DEFINED TERMS

SGL CARBON Aktiengesellschaft is organized as a stock corporation under the laws of the Federal Republic of Germany. In this annual report on Form 20-F, we refer to SGL CARBON Aktiengesellschaft and (unless the context requires otherwise) its consolidated subsidiaries as the “SGL Group” or the “Group” or the “Company”. References to “SGL” are to SGL CARBON Aktiengesellschaft without its consolidated subsidiaries. We refer to the ordinary bearer shares, no par value, of SGL as the “Shares”.

The following abbreviated references to the Business Areas of the SGL Group will also be used in this Annual Report: CG for the “Carbon and Graphite” Business Area, S for the “Specialties” Business Area (formerly GS – Graphite Specialties) and SGL T or T for the “SGL Technologies” Business Area. In January 2005 we sold the surface protection business of the former “Corrosion Protection” Business Area (CP). The remaining business of CP was transferred to and is included in the results of the Specialties Business Area. The term “Business Area” is used for reporting purposes, whereas the term “Business Unit” is used in business-related discussions within this document and both terms define the above reporting units of SGL Group.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements and information relating to the SGL Group. Words such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “project” and similar expressions identify forward-looking statements. These statements reflect the current belief of our management as well as assumptions made by, and information currently available to, the SGL Group.

Forward-looking statements are subject to risks and uncertainties. If these risks and uncertainties materialize, or if our assumptions prove incorrect, our actual results, performance or achievements could differ materially from any future results, performance or achievements expressed or implied by our forward-looking statements. Factors that could cause our forward-looking statements to prove incorrect include changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by the SGL Group’s targeted customers, changes in business strategy and various other factors. See Item 3, “Key Information – Risk Factors” for a discussion of risks that we believe particularly significant to the Group and our business. We do not intend, and do not assume any obligation, to update these forward-looking statements.

Back to Contents

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). Since 2002, IFRS is the term for the entire body of accounting standards issued by the International Accounting Standards Board, replacing the earlier IAS, or International Accounting Standards. Individual accounting standards that the IASB issued prior to this change in terminology continue to use the prefix “IAS”. The SGL Carbon Group prepared the consolidated financial statements in accordance with German GAAP (HGB) for the years until Dec. 31, 2000. In 2001 the SGL Carbon Group adopted IFRS and has prepared its consolidated financial statements in accordance with IFRS for all years presented.

We derived the following selected financial data for each of the years in the five-year period ended December 31, 2005 from our consolidated financial statements. We prepared this information in accordance with IFRS or, where indicated, in accordance with U.S. generally accepted accounting principles (US-GAAP). IFRS differs in certain significant respects from U.S. GAAP. See Item 5, “Operating and Financial Review and Prospects-Significant Differences Between IFRS and U.S. GAAP” as well as Notes 34 and 35 to the consolidated financial statements contained elsewhere in this annual report for a discussion of these differences.

Until December 31, 2004, 18 subsidiaries and two joint ventures were excluded from consolidation and accounted for at cost. In the consolidated financial statements as of December 31, 2005 we changed our accounting policy, and as a result these subsidiaries have been included in consolidation and the joint ventures have been accounted for using the equity method. In this context, the opening balances of assets, liabilities and equity as of January 1, 2003, as well as the consolidated balance sheet as of December 31, 2004 and the consolidated income statement and cash flow statement for the years presented, have been restated retrospectively.

IFRS 2 “Share-based payment” is effective for annual periods beginning on or after January 1, 2005. The IFRS is to be applied retrospectively on all share-based payments granted since November 7, 2002, that still existed when the standard became effective and requires comparable information to be restated. This also includes a restatement to the opening balances of the retained earnings in the earliest period presented.

The revised IAS 1 “Presentation of financial statements” defines a presentation of current and non-current assets and liabilities as separate groups in the balance sheet. The standard must be used for reporting periods of a fiscal year beginning on January 1, 2005 or later. The company’s consolidated balance sheet was structured accordingly and the previous years’ figures were restated.

As indicated in their reports that appear elsewhere in this annual report, Ernst & Young Aktiengesellschaft, Wirtschaftsprü fungsgesellschaft, independent auditors, have audited our consolidated financial statements for the years ended December 31, 2005 and 2004 and BDO Deutsche Warentreuhand Aktiengesellschaft, Wirtschaftspru¨ fungsgesellschaft, independent auditors, have audited our consolidated financial statements for the year ended December 31, 2003.

Back to Contents
	As of and for the year ended December 31,

			2004	2003	2002	2001
	2005(1)	2005(2)	restated(2)	restated(2)	restated(2)	restated(2)
	$	€	€	€	€	€

	(in millions; except per share and certain other data)
Statement of Operations Data:
IFRS
Sales revenue	1,260.9	1,068.8	944.0	931.5	977.8	1,094.4
Cost of sales	(880.9)	(746.7)	(681.3)	(693.6)	(759.9)	(812.9)
Gross profit	380.9	322.1	262.7	237.9	217.9	281.5
Selling, research and development, administration expenses and other operating income (net)	(246.8)	(209.3)	(203.7)	(215.6)	(210.6)	(298.0)
Profit/(loss) from operations(14)	133.2	112.8	59.0	22.3	7.3	(16.5)
Result of investments	0.9	0.8	(0.8)	(1.1)	(1.8)	(1.9)
Interest expense (net)(3)	(61.6)	(52.2)	(50.6)	(49.3)	(36.7)	(43.2)
Other financial result	(16.8)	(14.2)	(10.5)	(23.3)	8.8	(13.6)
Income tax benefit(expense)	(22.5)	(19.1)	(1.6)	18.6	(0.8)	(28.6)
Minority interests	0.1	0.1	(0.1)	(0.3)	0.0	(0.1)
Net profit / loss (after minority interests)	33.3	28.2	(4.6)	(33.1)	(23.2)	(103.9)
Discontinued operations	0.0	0.0	(81.8)	(23.4)	(5.0)	7.5
Net profit/loss attributable to shareholders	33.3	28.2	(86.4)	(56.5)	(28.2)	(96.4)

Earnings (Loss) per Share(4)	0.59	0.50	(1.66)	(2.55)	(1.29)	(4.48)
Earnings (Loss) per ADR(4)	0.20	0.17	(0.55)	(0.85)	(0.43)	(1.49)

U.S. GAAP
Net profit/(loss)(10)	26.9	22.8	(87.9)	(52.4)	(26.6)	(149.3)
Basic profit/(loss) per Share(4)	0.47	0.40	(1.68)	(2.36)	(1.22)	(6.93)
Basic profit/(loss) per ADR(4)	0.16	0.13	(0.56)	(0.79)	(0.41)	(2.31)
Diluted profit/(loss) per Share(4)	0.47	0.40	(1.68)	(2.36)	(1.22)	(6.93)
Diluted profit/(loss) per ADR(4)	0.16	0.13	(0.56)	(0.79)	(0.41)	(2.31)
Balance Sheet Data:
IFRS/IAS
Working capital (5)	455.7	386.3	346.5	385.4	399.2	558.0
Total assets	1,396.0	1,183.3	1,315.7	1,246.9	1,282.8	1,503.6
Financial debt(6)	403.5	342.1	419.6	497.9	453.4	546.5
Shareholders’ equity	380.0	322.1	267.3	104.4	191.8	254.0

Weighted average shares(13)	56,390,621	56,390,621	52,152,691	22,148,078	21,813,930	21,530,563

U.S. GAAP
Total assets	1,455.7	1,234.0	1,357.5	1,294.3	1,329.7	1,540.4

Shareholders’ equity	353.6	299.7	273.4	123.1	205.2	262.9
Other Data:
IFRS/IAS
Gross profit margin (%)	30.1	30.1	27.8	25.5	22.3	25.7
Operating margin (%)	10.6	10.6	6.3	2.4	0.7	(1.5)
Depreciation and amortization	76.8	65.1	67.6	71.8	75.9	90.4
Capital expenditures	52.7	44.7	46.3	43.9	51.2	87.1
Ratio of net debt to shareholders’ equity (%)(7)	82.2	82.2	120.3	432.8	225.2	210.4
Return on capital employed (%)(8)	13.8	13.8	7.5	2.5	0.7	(1.3)
Research and development expenses	21.2	18.0	19.2	19.0	24.1	29.0

Back to Contents
		As of and for the year ended December 31,

			2004	2003	2002	2001
	2005 (1)	2005 (2)	restated(2)	restated(2)	restated(2)	restated(2)
	$	€	€	€	€	€

		(in millions; except per share and certain other data)
Quantity of graphite electrodes sold (thousands of metric tons)	222,000	222,000	209,000	202,000	173,000	175,000
Number of employees worldwide (end of year)	5,263	5,263	5,265	5,603	5,982	6,465

Business Area Data:
Net Sales(9)
Carbon and Graphite	759.4	643.7	562.5	564.4	556.2	623.7
Specialties(11)	310.7	263.4	246.3	239.1	268.3	323.7
SGL Technologies(11)	187.6	159.0	133.5	125.2	150.4	135.0

Profit / (loss) from
operations(12) (14)
Carbon and Graphite	143.5	121.6	86.4	61.5	51.3	70.6
Specialties(11)	23.4	19.8	13.9	12.2	6.6	1.8
SGL Technologies(11)	0.2	0.2	(10.6)	(14.0)	(11.3)	(33.3)

(1)	Amounts in this column have been translated solely for the convenience of the reader at an exchange rate of €1.00 = $ 1.1797, the middle rate of exchange on December 31, 2005 as published by the European Central Bank.

(2)	Effective January 6, 2005, we sold the Surface Protection and Plastics Process Technology businesses and present these activities as discontinued operations for 2004. The fiscal years 2003, 2002 and 2001 have been adjusted accordingly. As described in the introduction to this section, effective January 1, 2005 we consolidated 18 subsidiaries and two joint ventures, which had previously been accounted for at cost. Effective January 1, 2003 we have consolidated SGL Angraph Sp. Z o.o, Poland, a previously non consolidated company. Beginning January 1, 2002, we have consolidated SGL Brakes GmbH and SGL Information-Systems LLC, whose net assets were previously included in other consolidated companies. Beginning January 1, 2001, we have consolidated SGL Information-Services GmbH, SGL Technologies GmbH and RK Technologies International Ltd., which were previously non-consolidated subsidiaries. As of January 1, 2001, we acquired all shares in SGL ACOTEC Ltda (formerly KCH-ANCOBRAS Ltda.), which we have consolidated as of this date.

(3)	For 2005, 2004 and 2003, we have included the interest component of additions to the pension provision of €13.5 million, €13.3 million and €14.0 million, respectively, as an expense in the financial result (interest expense) in accordance with IFRS. As a Group rule, the interest portion of the allocation to the pension provisions is included in the net financing costs in the United States as well as in Europe. In this matter, we reclassified expenses of € 5 million and € 6 million from operating expenses to financing costs under IFRS in 2003 and 2002, respectively. Under U.S. GAAP, this interest component is included in operating profit.

(4)	We have calculated profit/loss per share for each period based upon net profit or loss less amounts attributable to minority interests divided by the weighted average number of Shares outstanding. We have calculated loss per ADR as loss per Share divided by three. Because of no dilutive effect in 2005 and the net loss in the years 2004 and 2003, the diluted profit or loss per Share for 2005, 2004 and 2003 was identical to the profit or loss per Share.

(5)	Working Capital as defined as total net inventories plus total net trade receivables, less trade payables. Under U.S. GAAP, working capital at December 31, 2005, 2004 and 2003 would have been €304.8 million, €280.0 million and €158.1 million, respectively.

(6)	Financial debt include refinancing costs of €16.0 million, €20.3 million and €0.0 million in 2005, 2004 and 2003, respectively, which are amortized over the remaining terms.

(7)	Total financial debt less cash and cash equivalents, divided by shareholders’ equity at year-end.

(8)	Operating results divided by the amount of goodwill, tangible fixed assets, inventories and trade accounts receivables, less trade accounts payables at the end of the year.

(9)	Business area data for sales revenue do not include certain amounts for sales not allocable to a business area. Such sales include sales to employees, R&D services and rental income. For the years 2005, 2004 and 2003 these amounts were €2.7 million €1.7 million and €2.8 million respectively.

(10)	Net loss under U.S. GAAP is presented before cumulative changes in accounting principles in 2002.

(11)	As of January 1, 2001, we reorganized our operations into four business areas: Carbon and Graphite, Specialties (formerly Graphite Specialties), Corrosion Protection and SGL Technologies (formerly Fibers and Composites). As of January 1, 2002, we reclassified our expanded graphite business in Europe from Specialties to SGL Technologies. Due to the divestiture of the Surface Protection and plastic process technology businesses, the process technology activities from the former Corrosion Protection Business Area (CP) were reorganized and included in the Specialties Business Area (S). We have adjusted the corresponding figures for the fiscal years 2003 and 2002 to reflect our current segment reporting structure.

(12)	Profit (loss) from operations for the years 2005, 2004 and 2003 does not include unallocated corporate costs and consolidation adjustments. See Note 27 to the consolidated financial statements.

(13)	Weighted average number of shares.

Back to Contents
(14)	We present profit/(loss) from operations as a further supplemental measure of our performance. Profit/(loss) from operations is not a uniformly or legally defined financial measure. It generally represents earnings before discontinued operations, financial result and taxes.

The following table shows profit/(loss) from operations as derived from our net profit (loss), on a consolidated level and, with respect to each of our three business areas:

	As of and for the years ended
	December 31,

		2004	2003
	2005	adjusted	adjusted

	(in millions of €)
Consolidated net profit (loss) before minority interests	€28.1	€(86.3)	€(56.2)
Discontinued operations	0.0	81.8	23.4
Consolidated net financing costs	65.6	61.9	73.7
Consolidated income tax expense (benefit)	19.1	1.6	(18.6)

Carbon and Graphite	121.6	86.4	61.5
Specialties	19.8	13.9	12.2
SGL Technologies	0.2	(10.6)	(14.0)
Other	(28.8)	(30.7)	(37.4)

Consolidated operating profit	112.8	59.0	22.3

Exchange Rates

The following table shows the high, low, average and period-end euro-dollar exchange rates for the five years ended December 31, 2005 and the high and low euro-dollar exchange rates for the six months ended March 31, 2006. Up to November 30, 2005 these rates are based on the noon buying rates published by Deutsche Bank. Starting December 2005 we use the reference exchange rates published by the European Central Bank (ECB). The reference rates of the ECB are based on the regular daily concertation procedure between central banks within and outside the European System of Central Banks, which normally takes place at 2.15 p.m. ECB time (CET).

			Period	Period
Period	High	Low	Average	End

	(in dollars per euro)
2001	0.9548	0.8388	0.8957	0.8820
2002	1.0477	0.8600	0.9448	1.0415
2003	1.2610	1.0371	1.1309	1.2610
2004	1.3640	1.1798	1.2434	1.3640
2005	1.3514	1.1655	1.2450	1.1797
October 2005	1.2150	1.1926	1.2019	1.2042
November 2005	1.2059	1.1655	1.1787	1.1773
December 2005	1.2020	1.1699	1.1856	1.1797
January 2006	1.2312	1.1831	1.2103	1.2118
February 2006	1.2105	1.1854	1.1938	1.1875
March 2006	1.2181	1.1900	1.2020	1.2104

At April 25, 2005 the euro dollar exchange rate, based on the noon buying rate published by Deutsche Bank was $1.2425 = €1.00. Fluctuations in the euro-dollar exchange rate will affect the dollar equivalent of the Share price in euros on the Frankfurt Stock Exchange and, as a result, are likely to affect the market price of the American Depositary Shares on the New York Stock Exchange as well as the amount of any dividends received by holders of American Depositary Receipts.

Dividends

SGL did not declare dividends for the fiscal years 1998-2005.

Except as described herein, holders of ADRs are entitled to receive dividends on the Shares represented by the ADRs evidenced by such ADRs. SGL will pay any cash dividends payable to such

Back to Contents

holders to JPMorgan Chase Bank, as depositary, in euro; subject to certain exceptions, the depositary will convert these payments into dollars. Dividends paid on Shares and dividends paid to holders and beneficial owners of ADRs are subject to deduction of German withholding tax. See Item 10, “Additional Information – Taxation”. Dividends paid on Shares and dividends paid to holders and beneficial owners of ADRs are subject to deduction of German withholding tax. See Item 10, “Additional Information – Taxation”.

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Potential investors should carefully consider the following specific risk factors along with the other information contained in this annual report before deciding to invest in the SGL Shares. Each of the risks described below could have a material adverse effect on our financial condition and results of operations. In addition, each of these risks could cause our share price to decline, and investors could lose all or part of their investment. Additional risks not known to us or that we currently consider immaterial may also impair our business operations. The order in which the following risk factors are presented is not an indication of the likelihood of their occurrence.

Our business is affected by the uncertainties of economic and political conditions.

Conditions in domestic and global economies have a strong impact on our business operations. Numerous factors, such as global or regional political conflicts, have a continous impact on macroeconomic parameters and the international capital markets. The uncertainty of economic and political conditions can have a direct impact on the demand for our products and can also influence our planning and forecasting ability. This is particularly the case for our products where we operate under global market conditions, such as graphite electrodes for the steel industry, cathodes for the aluminum industry, carbon electrodes for the silicon-metal industry, graphite specialties supplied to the semiconductor industry and industrial applications including carbon ceramic brake discs supplied to the automotive industry, process equipment for the chemical industry and structural parts and carbon fibers supplied to the aviation industry.

We face substantial pricing pressure from our competitors.

The industries in which we operate are highly competitive. Competition is based primarily on price, product quality and customer service. Most of our production process is capital intensive, which results in high fixed costs. The pricing pressure thus has a direct impact on our results. In addition, price decreases can be aggravated by temporary imbalances in supply and demand, with an oversupply in stagnating markets. Graphite electrodes, in particular, are subject to strong price competition. In 2005 the average price of our graphite electrodes increased in local currency 5% in Euro and 13% in US$ versus 2004. Our market share could be adversely affected if we increase prices, or a competitor reduces prices, or if we decide to maintain profit margins rather than market share or pursue other competitive strategies.

Continuing competition could either prevent us from raising prices, as necessary to offset higher production costs, force price reductions, or reduce our sales volumes and revenues. It could also require us to spend more for sales, marketing and research and development. Any of these developments could substantially harm our financial condition and results of operations.

The industries that use graphite electrodes are cyclical, and declines in demand for graphite electrodes could adversely affect our business.

In 2005, we derived approximately 49% of our sales revenue from the sale of graphite electrodes, our core business. We sell our graphite electrodes primarily to the electric arc furnace (or EAF) steel industry. The EAF industry is global and customers are located in every major geographic market. As a result, our customers are affected by changes in global and regional economic conditions. This, in turn, affects the demand for and the price of our graphite electrodes, which are

Back to Contents

sold to customers in the EAF industry. The most recent economic slowdown in the steel industry, and in particular, the structural crisis in the U.S. steel industry led to an overall drop in the demand for graphite electrodes until mid-2002. As a result of the structural crisis in the steel industry, a consolidation of the steel and graphite industries occured, with the elimination of several competitors in both industries, and consequently a decline in demand. Accompanying this decline in demand was also the shift in demand from a large number of customers to a smaller number of larger companies, with increased pressure on our product pricing. With the end of the slowdown in the steel industry in mid-2002 the economic conditions for graphite electrodes producers improved with demand and prices increasing.

The market for graphite electrodes, particularly in Europe and North America, is mature and expands in line with overall economic growth and with an increase in the proportion of EAF steel to total steel production. On the other hand, opportunities for growth do exist in Asian markets, although we have not had a substantial presence in these markets up to now. In addition, demand for our graphite electrodes sold to the EAF steel industries may be adversely affected by technological improvements in those electrodes as well as in the manufacturing operations of our customers, which reduce the rate of consumption or use of our electrodes for a given level of production. Since the early 1980s there has been a steady gradual decrease in “specific consumption” – the quantity of graphite electrodes consumed per metric ton of steel produced – due to improved efficiency in EAF steelmaking processes and equipment design. Since the mid-1990s, increased EAF steel production has offset the decrease in specific consumption, resulting in steady to slightly increasing demand for graphite electrodes. Despite the overall long-term trend, the year-to-year and quarter-to-quarter fluctuations in the demand for graphite electrodes have been significant. We cannot assure you that future improvements in steelmaking processes and technology or a decline in EAF steel production will not result in a net decrease in demand for graphite electrodes. A significant drop in demand for our graphite electrodes could have a material adverse effect on our financial condition and results of operations.

We have substantial amounts of debt. This debt, along with the obligations and covenants contained in our financing arrangements, limits our financial and operating flexibility.

For a detailed description of our debt, you should read the discussion under the captions “Capitalization” and “Management Discussion and Analysis of Financial Condition and Results of Operations.”

The conditions of our new syndicated credit facility, as well as the conditions of the senior notes substantially limit our financial flexibility. In particular, these agreements (see detailed description in Item 10, “Additional Information – Material Contracts”) place limits on our ability to incur new debt, grant security to third persons, dispose of material assets, take organizational measures such as mergers, changes of corporate form, joint ventures or similar transactions, or to enter into transactions with related parties. Other limitations generally concern the payment of dividends and the repurchase of own shares. In addition, we must meet a number of financial covenants in the context of our financing agreements. Our substantial debt and our compliance with the covenants contained in our financing agreements could have a material adverse impact on our financial condition and results of operations.

Further more, we continue to require significant funds for our operations, financing costs, the payment of the remaining antitrust liabilities and other obligations. We cannot assure you that we will be able to generate or obtain sufficient funds needed for our future operations and our other cash requirements, or that we will meet all loan covenants and other obligations in connection with our present financing arrangements. We also cannot assure you that we will be able to refinance our financial liabilities as they mature or that we will be able to negotiate the same or better terms in future loan agreements.

In addition we cannot assure you that we will not have to incur additional debt in the future. Incurring such additional debt could further increase the risks regarding our debt and financing arrangements.

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

Our ability to make payments on or repay our debt and to fund our working capital requirements depends on the availability of financial resources. Our ability to generate cash will depend on our future operating performance, as well as on general economic, financial, competitive, market and other factors, many of which are beyond our control. In particular, our ability to generate adequate cash will depend at least in part on:

•	a price increase in the carbon and graphite electrode industry, as well as our ability to maintain and grow our sales revenues in most of our business segments;

•	our ability to contain costs and implement further cost savings through our restructuring programs and cost saving initiatives; and

•	our ability to realize earnings from new technologies and products.

We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our debts as they become due or to fund our other liquidity requirements.

We are party to several antitrust court proceedings.

In the past several years, we have faced various court actions and investigations in connection with antitrust violations and have been assessed substantial fines by the U.S. Department of Justice, the Canadian antitrust authorities and the European Commission for price fixing in the graphite electrode industry, the specialty graphite industry and in the area of electrical and mechanical carbon and graphite products. As of December 31, 2005, all fines raised by the U.S. Department of Justice and the Canadian antitrust authorities have been paid in full.

In July 2001, December 2002 and December 2003 the European Commission fined us for violating antitrust laws with respect to graphite electrodes, specialty graphites and in the area of electrical and mechanical carbon and graphite products, respectively. In April 2004, the European Court of First Instance reduced the fine imposed in 2001 in the graphite electrode proceedings from €80.2 million to €69.1 million. In June 2005, the European Court of First Instance reduced the fine imposed in 2002 in the specialty graphite proceedings from €27.75 million to €18.45 million. Since the judgment of the European Court of First Instance failed to address either the censured gross procedural errors or the internationally recognized prohibition against double jeopardy, we have filed an appeal to the European Court of Second Instance for both proceedings. Regarding the third fine imposed in 2003 we have appealed before the European Court of First Instance. In 2004, the third fine (€23.9 million including interest) was deposited in an interest-bearing escrow account of the antitrust authorities until the closure of the legal proceedings. In April 2006 we further deposited an amount of €88.9 million covering the present level of the first fine including interest in an interest bearing escrow account of the antitrust authorities until the final decisions of the courts are made.

As part of our accounting procedures we continually review our provisions for antitrust fines and adjust them if necessary. Our Board of Management believes that these provisions, which are below the €111.2 million aggregate amount of fines, are sufficient as of December 31, 2005 to cover any potential liabilities that finally could arise from these antitrust proceedings.

In addition, we have made significant payments in the past several years in defending against and settling a number of civil suits seeking damages as a result of violations of antitrust laws. The majority of these civil suits have been concluded by now; however, there are a number of legal proceedings remaining. See “Business Description – Legal proceedings – Civil suits resulting from antitrust violations.” We cannot predict the ultimate outcome of these proceedings.

Despite intensive internal legal training and establishing compliance policies, we cannot assure you that we or certain of our subsidiaries or affiliates will not become subject to antitrust investigations by the relevant authorities and will not be required to pay additional fines or be subject to claims for damages from third parties for violations of applicable antitrust laws. An unfavorable result in any of these future or current proceedings could have a material adverse effect on our financial condition and results of operations.

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

We generate a significant portion of our sales revenue in U.S. dollars. As a result, a decline in the value of the U.S. dollar compared to the euro will have a negative impact on our sales revenue, which are recorded in euro. Compared to the sales revenue that we generate in U.S. dollars, we incur a relatively small portion of our cost of sales in U.S. dollars. As a result, a U.S. dollar that is weak compared to the euro will have a negative impact on our gross profit and therefore on our result. A medium-to long-term decline in the value of the U.S. dollar relative to the euro and other currencies could also weaken our competitive position as compared to competitors who incur a relatively larger portion of their cost of sales in U.S. dollars. During the period of 2002 to 2004 the value of the U.S. dollar compared to the euro has declined, while during 2005 the U.S. dollar has strengthen against the euro. We cannot predict any trends for the future. We have entered into hedging arrangements for the majority of our U.S. dollar transaction exposure in Europe for 2006 to reduce the risk of fluctuations in currency exchange rates. However, these hedging arrangements can protect us only to a limited extent against a long-term decline of the U.S. dollar. See “Operating and Financial Review and Prospects – Overview – Currency exchange exposure”.

As a result of our issuance of senior notes the average interest rate of our total debt has and will further increase. Under both our current and our new syndicated credit facility the interest rate consists of a combination of a variable basic interest rate and a margin that can be adjusted according to our ability to meet certain fixed financial ratios. Any change in the basic interest rate or in the margin will either increase or decrease our interest rate burden. In order to limit this exposure we have entered into certain interest rate hedging arrangements to reduce our exposure to fluctuations in interest rates. However, these instruments can protect us only to a limited extent against any long-term increase in interest rates.

We operate globally and face unpredictable international economic conditions, government policies, regulatory controls and changes in public policy that could adversely affect our business.

We operate 33 major manufacturing facilities, which are located in Europe, North America and Asia (China) and sell our products in approximately 100 countries. In 2005, sales revenue of our products outside Germany accounted for approximately 87% of our total sales revenue. As a result, we are subject to risks associated with operating in foreign countries, including fluctuations in currency exchange rates, declines in regional or global economic activity, limitations, if any, on the conversion of foreign currencies into euro, and the possible imposition of investment and other restrictions by governments. In addition, our business is subject to changes in the public policies of individual countries or states, including potential increases in taxes and tax rates.

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

Back to Contents

the setting up of a new distribution and marketing network in order for us to be able to tap into new, non-established markets. We are entering into new business areas – in particular with our high technology segment SGL Technologies – in which we have little experience and which are subject to rapid product developments and changes.
In the past years, we have made substantial investments into our business area SGL Technologies. For the past three years, the sales revenue for this business area have fluctuated, and we have incurred net operating losses until 2004 followed by a break-even result in 2005. Any growth in sales and any increase in profitability in this business area will depend largely on whether and how fast our newly developed products will be able to prevail in the market.

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

Our pension and retirement obligations could significantly exceed the existing provisions and funding status of these obligations.

We have obligations toward our employees with regard to benefits for the time after the employment relationship has terminated, such as retirement payments, life insurance and medical insurance. These benefit plans consist of both defined contribution and defined benefit plans and vary from country to country in which we maintain such plans.

Changes and movements in the equity, fixed income, real estate and other markets could significantly change the valuation of the assets of our plans. A change in the yield assumptions used also has an impact on the calculation of the discounted present value of our pension obligations. In addition, changes in pension and postretirement benefit plan assumptions, such as rates for compensation increase, retirement rates, mortality rates, health care cost trends and other factors can lead to significant increases or decreases in our pension or postretirement benefit obligations. This would affect the reported funded status of our plans and therefore could also negatively affect net periodic pension cost, future cash contributions and equity. For further details on the funding status of pensions and other post-retirement benefit obligations, see Note 20 to our consolidated financial statements appearing elsewhere in this annual report.

We cannot assure you that any future expenses or cash contributions that become necessary under our pension or postretirement benefit plans will not have a material adverse effect on our financial condition and results of operations.

Environmental matters could result in significant increases in costs.

Our operations are subject to various risks associated with manufacturing, including the related storage and transportation of raw materials, products and wastes. We are also subject to numerous domestic and foreign laws and regulations relating to the storage, handling, generation, treatment, emission, release, discharge and disposal of potentially hazardous substances and wastes (see “Business Description – Government regulation”). Environmental and health laws and regulations could lead to the possibility of substantial fines, revocation of applicable permits or orders for

Back to Contents

environmental cleanup. Any violations of these laws or regulations, or any adjustments to comply with changing laws or regulations, could result in significant expenditures. Environmental laws in particular have continuously been tightened in the past several years. We also expect a potential tightening of environmental laws in those countries that are joined the European Union in 2004 in which we have facilities. As a result, we cannot assure you, that a known, previously unknown or future contamination event, or any new, more stringent regulations or their enforcement by the relevant authorities will not increase our environmental costs in the future. A significant increase in environmental liabilities or costs could materially harm our financial condition and results of operations.

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

Existing insurance coverage may prove inadequate.

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

Back to Contents

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

History and Development of the SGL Group

SGL’s corporate origins lie in the second half of the 19th century. Two of the earliest industrial manufacturers of carbon products, Gebrüder Siemens & Co. (founded 1872) and the Plania Werke (founded 1896) merged in 1928 forming Siemens Plania Werke AG fu¨ r Kohlefabrikate. This newly created company and its successors underwent a series of international mergers and acquisitions over the years and in 1992 became Sigri Great Lakes Carbon GmbH, SGL’s immediate predecessor company, in 1992. At that time, Hoechst AG (Hoechst) was the majority shareholder of Sigri Great Lakes Carbon GmbH.

On December 21, 1994, Sigri Great Lakes Carbon GmbH became SGL CARBON Aktiengesellschaft through a change in corporate form (Umwandlung). In April 1995, SGL’s initial public offering took place on the Frankfurt Stock Exchange, where approximately 25% of its shares were sold to the public. SGL became a 100% publicly traded company during June of 1996 when Hoechst divested its remaining ownership in SGL in a global placement of approximately 10.5 million shares. Approximately 40% of those shares were placed in North America in the form of American Depositary Receipts (ADR’s) listed on the New York Stock Exchange under the symbol “SGG”.

Since 1992, the SGL GROUP has completed several acquisitions and divestitures as part of its strategy to enhance its position as the world’s largest producer of carbon and graphite products and to concentrate its business on areas where we see growth were identified opportunities. The following are the significant acquisitions, divestitures and corporate changes that the SGL Carbon Group has made over the past three years :

•	SGL CARBON Luxembourg S.A., Luxembourg, was founded in January 2004; this company issued the senior subordinated notes in the refinancing of the SGL Group. In connection with the sale of the Surface Protection and Plastics Process Technology businesses, SGL CARBON Technic LLC (U.S.A.) was established in the U.S. for the purpose of acquiring graphite process technology operations in that country.

•	In Poland, at fiscal year-end 2004, SGL ANGRAPH Sp.z o.o was merged with SGL CARBON POLSKA S.A; in Italy, SGL CARBON Specialties S.p.A. was merged with SGL CARBON S.p.A.; and in the U.S., SGL Information- Services LLC was merged with SGL CARBON LLC. Radion Finanziaria S.p.A., Milan, Italy, and SGL CARBONFinance Ltd., Dublin, Ireland, were dissolved in 2004.

•	The Surface Technology and Plastics Process Technology operations, which were divested in January 2005, are carried in the consolidated financial statements as assets held for sale (respectively, liabilities held for sale and discontinued operations – see above explanations).

•	SGL Information Services GmbH, Augsburg changed its fiscal year to March 31 and is being liquidated.

•	In November and December 2005, two holding companies were created in Spain and Germany. The Spanish holding SGL CARBON Holding S.L., La Coruña (Spain) acquired legal entities of SGL in Spain, Italy and South America. We also intensified our activities in India in 2005 with the creation of the subsidiary SGL CARBON INDIA Pvt. Ltd., in Pune.

During 2005, other than as noted above, there were no significant acquisition or divestiture activities for the SGL Carbon Group. Capital expenditures incurred during 2005 were related to normal maintenance and efficiency improvements of the SGL Group’s operating facilities.

Back to Contents

Business Overview

In 2005, we had sales in more than 100 countries; sales outside Germany accounted for approximately 87% of our sales revenue. The SGL Group operates 33 major manufacturing facilities of which 17 are located in the European Union, 12 in North America and 4 in Asia (China). Our customers are located throughout the industrialized world. Our sales revenue in 2005 amounted to €1,068.8 million. We organize the business operations of the group into three business areas that reflect the products that we produce and market: Carbon and Graphite, Specialties and SGL Technologies.

Carbon and Graphite (“CG”) manufactures and markets graphite electrodes and certain carbon and graphite products (carbon electrodes, cathodes and furnace linings). In 2005, sales revenue for the Carbon and Graphite business area amounted to €643.7 million and EBITDA amounted to €160.2 million.

Specialties (“S”) manufactures and markets graphite products with a wide variety of applications and for a large number of industrial sectors, including semiconductors, energy management, tool manufacturing, ferrous and non-ferrous metallurgy, high-temperature processes, chemicals, automotive, glass and ceramics. In 2005, sales revenue for the Specialties business area amounted to €263.4 million and EBITDA amounted to €32.4 million.

SGL Technologies (“ST”) manufactures carbon fibers, aerospace and industrial composites, expanded graphite (including yarns and fabrics), carbon ceramic brake discs and fuel cell components. SGL Technologies covers the entire value chain from fibers through to composites. We believe that we are the only major competitor in this market that can cover such a broad product portfolio. In 2005 , sales revenue for the SGL Technologies business area amounted to €159.0 million and EBITDA amounted to €12.6 million.

Industry and Market Overview

We are active in a broad range of markets for carbon-based industrial products. Many of the industries served by our established Carbon and Graphite and Specialties businesses in particular, the steel, aluminum and chemicals industries – are mature global industries that tend to grow at approximately the same rate as the economy as a whole and may be marked by cyclicality. Demand for products used in these industries tends to fluctuate with global and regional business cycles as well as with specific industry developments. Our SGL Technologies business area, by contrast, focuses on emerging technologies that we believe have significant potential for growth.

Carbon and Graphite

Our Carbon and Graphite business area serves the metallurgical industries. Our graphite electrodes are a necessary component of electric arc furnace, or EAF, steelmaking, while our cathode blocks and carbon electrodes play an important role in the production of aluminum and other nonferrous metals. We also produce carbon-based furnace linings that help furnaces withstand the extreme temperatures needed in metals production. According to our estimates, the worldwide market for products made by our Carbon and Graphite business area was approximately €3 billion in 2005.

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

Graphite electrodes

Graphite electrode production is our single largest business. Graphite electrodes are a necessary component of EAF steelmaking, the principal technology used in “mini-mills.” EAF steelmaking consumes graphite electrodes, for which we believe there are currently no substitute products.

Demand for graphite electrodes, therefore, varies directly with demand for finished steel and, in particular, with production of EAF steel. The steel industry generally is cyclical in nature and

Back to Contents

experiences significant fluctuations based on numerous factors. In general, the EAF steel industry, however, has been less cyclical than the blast furnace/basic oxygen furnace production (“BF/BOF” production) steel industry and has grown fairly steadily since the early 1970s (see below, “– EAF steelmaking”). Volume and percentage of EAF steel to total steel production increased through 2001. During 2002, the percentage of EAF steel production to total steel production declined slightly, despite a significant increase in volume, primarily as a result of a significant increase of steel production in China, where EAF steelmaking currently represents a smaller portion of total steel production. We believe that long-term growth prospects for the EAF steel industry remain favorable. See “Operating and Financial Review and Prospects.”

Beginning in the 1970s, technological improvements reduced “specific consumption,” or the quantity of graphite electrodes consumed per metric ton of steel produced. During the same period, graphite electrode manufacturing capacity began to expand. As a result, by the mid-1980s there was significant excess manufacturing capacity in this industry. In the late 1980s and early 1990s, graphite electrode producers began to consolidate and to reduce manufacturing capacity. As a result, supply and demand were generally in balance during the 1990s. In the late 1990s, however, external factors began to adversely affect the graphite electrode industry, causing oversupply and price erosion. These factors included the Asian financial crises of 1998-1999, the structural crisis in the U.S. and Japanese steel industries in 2001 and worldwide recessionary trends in 2002. Insolvencies of graphite manufacturers in both Germany and the USA started another consolidation phase of the industry, including site closures. Due to this consolidation and reduction of capacity as well as the growing demand of the booming steel industry in the time from 2003 until 2005, the graphite electrode industry has begun to return to profitability.

Technological improvements in equipment design and production process, use of higher quality scrap metals and other raw materials and improvements in the size, strength and quality of graphite electrodes (including improvements developed by the SGL Group) have increased the efficiency and reduced the cost of EAF steel production. According to our estimates, these improved efficiencies have reduced worldwide specific consumption from approximately 6.5 kilograms of graphite electrodes per ton of steel produced in the early 1980s to approximately 2.2 kilograms per ton in 2005. We expect that, as the cost of further marginal improvements in the efficiency of EAF steelmaking increases, the rate of decline in specific consumption will grow slower. We believe that the long-term growth potential of EAF steel will tend to offset reductions in specific consumption, resulting in steady to slightly increased demand for graphite electrodes over the long-term.

According to our estimates, our share of the worldwide market for graphite electrodes was approximately 21% in 2005. We believe that our regular customers for graphite electrodes include most of the world’s major EAF steel producers.

EAF steelmaking

Electric arc furnace production and BF/BOF production are the two primary steelmaking technologies. EAF steelmaking operations are commonly referred to as mini-mills because their production capacity is generally smaller than that of BF/BOF facilities. Electric arc furnaces range in size from those producing approximately 25 tons of steel per production cycle, or “heat”, to those producing approximately 150 tons per heat. Graphite electrodes act as conductors of electricity in the furnace, generating sufficient heat to melt scrap metal or other material used to produce steel. EAF steelmaking is generally regarded as more efficient and cost-effective than BF/BOF steelmaking.

Although EAF production is unlikely to replace BF/BOF altogether, a number of factors have favored its growth at the expense of the older technology. These include lower required investments, lower energy consumption, greater environmental sustainability and technological advances.

Since its development in the 1960s, mini-mill technology has produced a steadily increasing portion of total steel production. Due primarily to the cost-effectiveness of EAF steelmaking, EAF steel production worldwide has grown steadily from 100 million tons in 1972 (approximately 16% of total steel production) to about 360 million tons in 2005 (approximately 32% of total steel production), according to the estimates of market studies. The following table shows worldwide crude and EAF steel production in 1972, in 1980 and from 1990 through 2005.

Back to Contents
	Worldwide Steel Production*
			EAF proportion of
Year	Crude[1]	EAF	crude production

	(in thousands of tons)		(%)
1972	632,009	99,749	16
1980	716,493	160,511	22
1990	770,694	215,124	28
1991	733,974	209,873	29
1992	719,398	210,508	29
1993	726,247	222,511	31
1994	723,958	229,063	32
1995	750,309	245,330	33
1996	750,611	249,741	33
1997	797,135	270,051	34
1998	778,032	266,144	34
1999	789,900	269,150	34
2000	849,200	293,600	35
2001	846,000	295,000	35
2002	903,800	304,600	34
2003	968,300	315,000	33
2004	1,060,000	347,000	32
2005	1,130,000	360,000	32

*	Source: International Iron and Steel Institute for years up to 2004, 2005 figure is a SGL estimate.
(1)	“Crude” steel production refers to total steel production by all methods.

Other Carbon and Graphite products

Carbon electrodes serve as conductors of electricity in a furnace to generate sufficient heat to reduce silicon dioxide in a continuous process. The production of silicon metal in furnaces that use carbon electrodes involves a process similar to that used for graphite electrodes, but at lower temperatures. Demand for carbon electrodes is directly related to the volume of silicon and phosphorus production. Silicon and phosphorus production, and hence demand for carbon electrodes, have been relatively stable since the early 1990s. In 2001, demand declined by approximately 20%, primarily as a result of the energy crisis in Brazil. Demand for carbon electrodes returned to stability in 2002. Our primary markets for carbon electrodes are in the United States, France, Norway, Australia and Brazil. We estimate that our share of the worldwide market for carbon electrodes was approximately 30% in 2005.

Cathode blocks and other products are used to equip electrolysis cells for the production of primary aluminum. Cathode blocks for the production of primary aluminum are produced according to customers’ specifications and design. We sell cathodes to all major aluminum smelters worldwide. According to our estimates, our share of the worldwide market for cathodes in 2005 was approximately 18%.

Carbon blocks for furnace linings are also produced in a variety of dimensions and grades, depending on the furnace size, the position of the block within the blast furnace and the function the block is required to perform. They are used for bottom lining, wall protection and heat conduction in the hotter areas of blast furnaces. A modern furnace design allows for more than 10 years of furnace operation before the replacement of the linings becomes necessary. Our main markets for furnace linings are Europe, Asia and North America. Furnace linings, which is recently experiencing modest growth, typically account for a modest portion of our business (for example, approximately 3% of our sales revenue in 2005).

Specialties

The Specialties business area produces custom made products for specific applications. We serve a wide range of industries such as energy, semiconductor, tool manufacturing, ferrous/non ferrous metallurgy, chemical, automotive, mechanical engineering, high temperature processes.

The main strategic focus of our Specialties business is to strengthen our global position with an emphasis on expanding our presence in Asia. With new products and innovations (e.g. for solar or

Back to Contents

nuclear industry) we aim to grow globally. Over the last years, as a result of our SGL Excellence initiative, we have been able to improve our cost position through site specialization, simplification of production and product portfolio, headcount reduction and continuous improvement programs.

Our specialties activities are aligned in five major segments as follows:

Electronic Applications: We have a leading position in graphite products for the semiconductor and solar markets in both Europe and North America. Demand in the semiconductor market is highly cyclical. After a downturn during 2001 and 2002, the semiconductor market has recovered over the last two years. In contrast strong demand and growth being observed in the solar and battery markets, especially in Asia. We estimate our market share at approximately 20% globally.

Industrial Applications: The Industrial Applications market is fragmented into many applications, such as tool manufacturing, glass and ceramics markets, ferrous and non-ferrous metallurgy, refractory manufacturing, electrochemistry, nuclear industry medical technology. In Europe market growth is low and in America, after a period of declining demand from 1998 to 2002, the market is now recovering. Still the Industrial Applications market is by far the largest Specialties market with approximately €500 million in sales annually. We estimate our market share at approximately 15% globally.

High Temperature Applications: We believe that we are the only company, being able to produce and supply the full range of graphite products (isostatic and extruded graphites, carbon fiber reinforced carbon (CFC) and felt) to furnace manufacturers. We estimate our market share at approximately 10% globally, with a strong presence in Europe but with relatively low share in North America and Asia.

Automotive and Mechanical Applications: This market is separated into large volume serial business (such as parts for pumps used in automobiles) and small series business for mechanical engineering applications. The automotive markets are growing only moderately in Europe, North America and Japan but strongly in China. Historically our focus was on the serial business and our traditional home markets in Europe, whereas we are now looking for expansion into other regions as well. We estimate our market share at approximately 10% globally.

Process Technology: After a decline in demand in 2004, we have experienced an upturn in 2005. We estimate the worldwide market for Process Technology to be approximately €0.1 to 0.2 billion, of which we have a share of approximately 37%.

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

We expect these markets to grow as new applications are developed. For example, the market for high-performance carbon-ceramic brake discs is in the initial stages of development. We believe that the market for our fuel cell components, which are currently in the research and development phase, also has significant potential for growth. In the long run, development of this business, and of the fuel cell component industry in general, is dependent on the achievement of significant reductions in fuel cell production and distribution costs.

Principal Products by Business Area
Carbon and Graphite

The Carbon and Graphite business area manufactures and markets graphite electrodes and specialized carbon products such as carbon electrodes, cathodes and furnace linings. Carbon and graphite are based on petroleum coke, coal tar, petroleum pitch and anthracite coal, which are our

Back to Contents

primary raw materials. Carbon and graphite have many exceptional properties that we optimize for various applications through our manufacturing processes. See “– Manufacturing Process and Operations”. Our carbon and graphite products exhibit stability under high temperatures, are noncorrosive and conduct heat and electricity. As a result, these products are used in a wide range of applications.

The Carbon and Graphite business area’s key products include:
•	Graphite electrodes, our principal product, used primarily in electric arc furnace or EAF steel production, the steelmaking technology used by virtually all “mini-mills”, as well as in some ladle furnaces and foundries. Steel production requires temperatures as high as 2,760° Celsius to melt scrap metal, iron ore or other raw materials for processing. Electricity passing through our electrodes creates an electric arc that generates these extreme temperatures. The electrodes, which vary in size depending on the individual furnace’s requirements, are consumed regularly in the production process. We believe we provide the full range of sizes in graphite electrodes and that their quality is equal to, or in specific segments, better than, that of any other manufacturer’s products. We further believe that there are currently no commercially viable substitutes for graphite electrodes in EAF steel making.

•	Carbon electrodes, used primarily to produce silicon metal. Electrodes vary in size but are typically larger than the graphite electrodes used in EAF steelmaking and require a different manufacturing process. A typical silicon metal furnace uses 18 electrodes, consuming three of them every five days.

•	Cathode blocks and related products, used to equip electrolysis cells for the production of primary aluminum. Cathode blocks require a significant degree of custom fitting; we produce them to our customers’ specifications and design. Newly constructed aluminum smelters tend to require larger electrolysis cells than older facilities; we believe that we are equipped to meet this trend in demand.

•	Furnace linings, used for wall protection and heat conduction in the hotter areas of blast furnaces used to produce liquid pig iron, an intermediary material in the production of steel from iron ore. Although modern furnace design allows 10 or more years of operation before lining replacement becomes necessary, a typical furnace will have its lining replaced a number of times over its useful life.

Specialties

We supply a wide variety of materials customized to serve the following industries and applications:

Electronic Applications: For the Electronic Applications market we offer a wide range of components made of high purity graphite, felt and CFC for semiconductor industry, power generation and thermal and power management.

Industrial Applications: Our product range for Industrial Applications consists of mold stock and precision machined parts made of extruded, isostatically, die and vibration molded graphite, high purity graphite, soft and rigid felt and CFC for tool manufacturing, glass and ceramics industry, ferrous and non-ferrous metallurgy, refractory manufacturing, electrochemistry, the nuclear industry and medical technology.

High Temperature Applications: For High-Temperature Applications we supply mold stock and machined graphite parts, CFC, soft and rigid felt, graphite foils and sheets for heat treatment applications, aerospace and chemical process technology.

Automotive and Mechanical Applications: For Automotive and Mechanical Applications we supply mold stock and mechanical components made of carbon graphite, graphite and graphite-filled high performance plastics for the automotive industry, household appliances, mechanical engineering as well as powder and granules for compounding.

Process Technology for Corrosive Media: Our Process Technology products comprise heat exchangers, columns, pumps, quenchers, bursting discs and HCl (Hydrogen Chlorine) synthesis units

Back to Contents

made of DIABON* process equipment graphite as well as pumps made of exotic metals and LICUFLON* PTFE (PolyTetraFluorEthylen = Teflon)-lined vessels and columns for corrosive applications in the chemical, environmental, mining, pulp, energy, pharmaceutical and agricultural industries. Furthermore we offer complete engineered Systems made from DIABON and LICUFLON.

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

We have developed new materials and components for developing high-technology applications, such as carbon ceramics for high performance automotive brakes and components for fuel cells. Our carbon ceramic automotive brakes (carbon ceramic discs) are made from a ceramic composite material, composed of carbon fiber within a silicon carbide matrix and are called carbon fiber reinforced silicon carbide or C/SiC. The main advantages of the carbon ceramic discs are a very high and consistent friction performance and significant lower weight compared to traditional automotive brake discs. Carbon-Ceramic discs are designed to last much longer than ordinary brake discs. SGL Technologies began serial production of carbon ceramic brake discs in a newly constructed plant in 2002 to serve the increasing demand from Porsche. Since mid 2005 we are also supplying discs for high-end automobiles produced by Audi.

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

Back to Contents

pitch and, in some instances, a petroleum coke-based material. The primary raw material for flexible graphite is natural graphite flake, which is obtained primarily from China and Canada.

We purchase all of our raw materials from a variety of sources. We maintain contacts with the most important petroleum coke suppliers and purchase from most vendors on an ongoing basis, with annual price negotiations, to satisfy our needs in our three business segments. Using procurement agreements with key suppliers, SGL secures the necessary raw materials for production, especially for needle coke. These agreements normally last for one year and contain minimum quantities to be purchased by SGL. The prices for the deliveries are settled on a base price, which is adjusted by variable components (e.g. defined parameters of the needle coke producer’s raw material price).We have established strong ties to these suppliers and have been cooperating with them on the implementation of joint quality improvement and quality monitoring programs for many years. We believe that, under current conditions, our raw materials are available in adequate quantities at current market prices.

We purchase electric power and natural gas used in our manufacturing processes from large European and North American regional suppliers. The availability and price of raw materials and energy may be affected by limitations imposed under new legislation or governmental regulations, suppliers’ allocations to meet the demand of other purchasers during periods of shortage (or, in the case of energy suppliers, extended cold weather), interruptions in production by suppliers, and market and other events and conditions. In recent years, prices for petroleum coke have gone through cycles of both volatility and stability. During these times, we have mitigated the effect of price increases by improving operating efficiency and by implementing cost-cutting measures.

Marketing Channels and Customer Service

We sell our Carbon and Graphite products in our local markets primarily through our direct sales force, which operates from our sales offices and is supported by our own customer service personnel. The SGL Group’s local sales organizations or local independent sales agents service export customers with the assistance of our direct sales force. Most of these independent sales agents have worked with the SGL Group for many years.

In the Specialties and SGL Technologies business area, we make the majority of our sales through our specialized sales organizations specifically dedicated to each such business area. We also use independent exclusive sales agents in certain locations. From time to time, the Carbon and Graphite sales organization also assists in sales of Specialties products, particularly outside of Europe and North America.

Since we are globally oriented with a diverse customer base, we regularly hold regional conferences to present and discuss our business strategies, targets and philosophy with our representatives in Germany and throughout the world.

For many years, we have been strongly committed to supporting our sales activity by providing a high level of customer service. As with our sales and distribution organizations, each of our customer service personnel is specifically dedicated to one of our three business areas. In addition to providing basic support services, we also assist our customers with their technical problems, focusing on the design and operation of production equipment (such as EAF technology), as well as on specifications for and use of our products. Since 1992 we have established long-term cooperative arrangements with several key customers to focus on technical improvements and product development.

To our key accounts, we generally sell our products on the basis of annual sales agreements. In these agreements, we usually fix a negotiated price with the customer for one year. During that year, the customers then place their orders in accordance with the terms of the agreement. Our customers in the Carbon and Graphite business area generally place orders for electrodes three to six months prior to the specified delivery date, as well as pursuant to a forecasted full-year demand. We manufacture and manage electrode inventory levels on the basis of rolling sales forecasts. Other products, particularly in the Specialties and SGL Technologies Business, are generally manufactured to order. Finished products are generally stored at our manufacturing facilities. We ship products to customers primarily overland and by sea, using “just in time” techniques where practicable.

Back to Contents

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

Forming – Calcined petroleum coke is crushed, screened, sized and blended in a heated vessel with coal tar pitch, applying highly specialized techniques. The resulting plastic mass is extruded through a forming press and cut into cylindrical lengths (called “green” electrodes) before cooling in a water bath.

Baking – The “green” electrodes are baked at approximately 900° Celsius in specially designed furnaces to further carbonize the pitch. After cooling, the electrodes are cleaned, inspected and sample-tested.

Impregnation – Baked electrodes are impregnated with a special pitch when higher density, mechanical strength and capability to withstand higher electric currents are required.

Rebaking – The impregnated electrodes are rebaked to “coke out” the pitch, thereby adding strength to the electrodes.

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

Back to Contents

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

Competitive Position of the SGL Group

The carbon and graphite industry is highly competitive with competition based primarily on price, product quality and customer service. There are approximately 10 to 15 major manufacturers of carbon and graphite products worldwide, of which the SGL Group is the largest, based on its 2005 sales revenue.

Carbon and Graphite

For graphite electrodes, our principal product, there are approximately 10 to 15 major manufacturers worldwide. The SGL Group and GrafTech International Ltd. (formerly UCAR International Inc.) are the largest of these manufacturers on the basis of metric tons produced. In addition to the SGL Group and GrafTech International Ltd (GrafTech), there are graphite electrode manufacturers in the United States (2), Japan (4) and several in India and China. We estimate that our share of the global market for graphite electrodes was approximately 21% at the end of 2005.

We believe that we are the largest manufacturer of carbon electrodes worldwide. According to our estimates, we supplied approximately 30% of the worldwide market for carbon electrodes in 2005.

Approximately ten manufacturers compete in the global market for cathodes used in the aluminum industry. We estimate that our share of the global market was approximately 18% of this market at the end of 2005. Other major manufacturers include GrafTech, Nippon Carbon, SEC Corporation the Vesuvius Group and a few Chinese manufacturers.

Specialties

The Specialties market is served by many competitors with different product ranges and value added segments. We believe that globally-oriented international companies, including the SGL Group, Le Carbone Lorraine, GrafTech, Tokai Carbon, Morgan Crucible and the Schunk Gruppe account for about two thirds of the total market volume worldwide. A significant part of the market is served by small, local machine shops, which machine and finish goods supplied to them by the major graphite producers in a semi-finished state. We believe that we have leading positions in the supply of graphite and CFC products for electronic and industrial applications in Europe and North America. We estimate that the worldwide market for Process Technology is approximately €0.1 to 0.2 billion, of which we have an approximately 37% market share. The Process Technology market is highly fragmented with many locally-oriented, often family-owned smaller companies. Our main competitors in the market for carbon-based process equipment applications are Le Carbone Lorraine and Carbon Everflow (India).

SGL Technologies

The competitors of our SGL Technologies business area are carbon based advanced material and composites companies. Our main competitors for fiber products are Zoltek, Toho and Formosa. In the market segments for carbon composites the key competitors include Thiokol, Hexcel, ATPX and Cytec. Key competitors in expanded graphite are GrafTech and Le Carbone Lorraine.

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

Back to Contents

that we are currently in material compliance with applicable laws, regulations and permits, our operations, like those of our competitors, involve certain environmental risks.

We seek to minimize environmental risk by developing, implementing and improving material resources, production and abatement techniques. Using advanced techniques, we aim to improve working conditions and reduce the environmental impact of our own operations and those of our customers’ businesses. Our goal is to comply with the European Union’s Integrated Pollution Prevention and Control (IPPC) directive while at the same time creating economically and technically viable conditions to assure long-term competitiveness. We augment the efforts of our internal auditors, research and development team and operations supervisors with periodic, active cooperation with national and international state agencies and organizations. We have adjusted the organization of our environmental team to create an integrated Environmental, Health & Safety Audit (EHSA) management system tailored to the demands of our industry. Our goal is to achieve internal standards according to ISO 14001, generally recognized as the highest standard in this field. We use our Internal Management and Audit System for continuous EHSA Risk Assessment in our efforts to achieve permanent, sustainable improvements in performance.

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

From time to time we have received claims seeking environmental cleanup or similar costs with respect to properties that either the SGL Group or others currently or previously owned or operated.

Back to Contents

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

Organizational Structure

As a management holding company, SGL is legally separate from its various operating subsidiaries in the SGL Group. SGL’s Board of Management, however, provides overall strategic direction and monitors the operations of the Group. Individual members of the Board of Management have a group coordination function for specific business units and functional as well as regional responsibilities. See Item 6, “Directors, Senior Management and Employees – Directors and Senior Management – Board of Management”.

Our operational business is managed by Business Areas. At the beginning of 2002, we combined the former regional business units of Carbon and Graphite and Specialties into global Business Areas to improve efficiency and respond to the increasing globalization of our key customers. With this change and the divestiture of the surface protection business, all three of our Business Areas –Carbon and Graphite, Specialties and SGL Technologies – are now organized on a global basis. Our organizational structure is thus identical with our segment reporting.

Our production sites and Group companies are managed by the relevant Business Area (or, in the case of multi-business area sites, by a management committee). The boards of directors of individual Group companies have responsibility for those companies’ legal and financial affairs. Centralized corporate functions support the SGL Board of Management and provide services to all businesses and to individual legal entities within the Group. In 2005, we merged the previously decentralized research and development activities into the newly created central function “Technology & Innovation”, for details see ITEM 5.

Back to Contents

Principal subsidiaries

The following table lists SGL Carbon’s principal consolidated subsidiaries as December 31, 2005 and its ownership interest in each:

Company Name	Location	Business Area	Ownership Interest%

North America
SGL Carbon LLC	Charlotte, NC, USA	CG, S, SGL T	100.0
HITCO Carbon Composites, Inc	Gardena, CA, USA	SGL T	100.0
SGL Technic Inc	Valencia, CA, USA	S, SGL T	100.0
M.G.P. LLC	Sinking Spring, PA, USA	S	100.0
SGL Carbon Technic LLC.	Strongsville, OH, USA	S	100.0
SGL Canada Inc.	Lachute, Canada	CG	100.0
Europe
SGL Carbon GmbH	Meitingen, Germany	CG, S	100.0
SGL Technologies GmbH	Meitingen, Germany	SGL T	100.0
SGL Brakes GmbH	Meitingen, Germany	SGLT	100.0
SGL Carbon Beteiligung GmbH *	Wiesbaden, Germany	Corporate	100.0
SGL Carbon Holding GmbH *	Wiesbaden, Germany	Corporate	100.0
SGL Carbon Technic SAS	Grenoble, France	S	100.0
SGL Carbon SpA	Milan, Italy	CG, S	99.7
SGL Carbon Holdings S.L.	La Coruña, Spain	Corporate	100.0
SGL Carbon S.A	La Coruña, Spain	CG	99.9
Gelter Ringsdorff S.A.	Madrid, Spain	S	64.0
SGL Carbon GmbH & Co	Steeg, Austria	CG	100.0
SGL Carbon Polska S.A	Ratibor, Poland	CG, S	100.0
SGL Carbon SAS	Chedde, France	S	100.0
SGL Technic Ltd.	Muir of Ord, Scotland	SGL T	100.0
SGL Carbon Ltd	Alcester, UK	S	100.0
Asia
SGL Carbon Japan Ltd.	Tokio, Japan	S	100.0
SGL Carbon Far East Ltd	Shanghai , China	S	100.0

*	SGL Carbon Beteiligung GmbH, SGL CARBON Holdings GmbH and SGL CARBON Holdings S.L. are 100% direct or indirect subsidiaries of SGL Carbon AG that serve as a holding companies for various other holding companies and operating subsidiaries within the SGL Group.

Property, Plants and Equipment

As of December 31, 2005, we operated 33 major manufacturing facilities worldwide of which are all located in Europe, North America and Asia. As part of the restructuring program announced in December 2001, we closed or idled three plants during 2002. Effective January 2003, we sold our Berlin, Germany manufacturing facility. Effective January 2005, we sold the surface protection and plastic application business with manufacturing facilities in Germany, USA, China, France and Italy. We also have other properties, including office buildings, research laboratories and warehouses, primarily in United States, Germany, Poland, France, Italy and Austria. The size of land we own is approximately 1,913 thousand square meter in the US (473 acres), 804 thousand square meters (199 acres) in Germany, 727 thousand square meters (180 acres) in Poland, 619 thousand square meters (153 acres) in Italy, 341 thousand square meters (84 acres) in Canada, 174 thousand square meters (43 acres) in France, 168 thousand square meters (42 acres) in Austria and 114 thousand square meters (28 acres) in Spain. We own most of our manufacturing facilities and other properties.

We are harmonizing our manufacturing processes throughout the Group to permit global sourcing from all locations with consistent and interchangeable quality levels. We produce graphite electrodes in the United States, Canada, Germany, Italy, Spain, Austria and Poland. Carbon electrode production is concentrated in Italy and Poland and cathodes and furnace linings are manufactured in Germany and Poland. Our feeder stock for specialty graphite products is manufactured in Germany, France and the United States. In Europe, we have further optimized production by concentrating extruded, molded and isostatic pressed graphite product grades in the facilities best suited for this work. We have taken similar restructuring measures in North America, discontinuing manufacture of

Back to Contents

molded and isostatic products in the United States. We produce our process technology products in Germany, with additional production facilities in France and the United States. About four-fifths of our fibers and composites are manufactured outside of Germany, primarily in the United States and the United Kingdom.

We conduct major maintenance of our facilities on an ongoing basis. We currently have capacity to manufacture approximately 280,000 metric tons of heavy carbon and graphite products annually (excluding Specialties). This capacity includes approximately 225,000 metric tons of graphite electrodes. In 2005 , we sold approximately 222,000 metric tons of graphite electrodes compared with 209,000 metric tons in 2004.

Back to Contents

As of December 31, 2005 we operated the following major facilities

Primary Use

Location	Manufacturing	Sales	Administration	Business Area	Owned/Leased

Europe
Wiesbaden, Germany[1]			x	Corporate	Leased
Meitingen, Germany	x	x	x	CG, S, SGL T	Owned
Griesheim, Germany[3]	x			CG	Owned
Bonn, Germany	x	x	x	S	Owned
Steeg, Austria	x		x	CG	Owned
Milan, Italy[2]		x	x	CG, S	Leased
Verdello, Italy	x	x	x	S	Leased
Narni, Italy	x			CG	Owned
Ascoli Piceno, Italy	x			CG	Owned
Chedde, France	x	x	x	S	Owned
Grenoble, France	x	x	x	S	Owned
La Coruna, Spain	x	x	x	CG	Owned
Madrid, Spain	x	x	x	S	Owned
Ratibor, Poland	x		x	CG	Owned
Nowy Sacz, Poland[3]	x	x	x	CG, S	Owned
Inverness, Scotland	x		x	SGL T	Owned
Engis, Belgium	x			CG	Owned
Alcester, England		x		S	Leased
North America
Charlotte, North Carolina[4]		x	x	CG, S,SGL T	Owned
Morganton, North Carolina	x			CG, S	Owned
Hickman, Kentucky	x			CG	Owned
Ozark, Arkansas	x			CG	Owned
Valencia, California	x	x	x	SGL T, S	Owned
Lachute, Quebec, Canada	x	x	x	CG	Owned
Kitchener, Ontario, Canada	x	x	x	S	Leased
St. Marys, Pennsylvania	x	x	x	S	Owned
Strongsville, Ohio	x	x	x	S	Owned
Arkadelphia, Arkansas	x			SGL T	Leased
Sinking Spring, Pennsylvania	x	x		S	Leased
Gardena, California	x	x	x	SGL T, S	Owned
Cheshire, Connecticut	x	x		S	Leased
Asia
Nantong, China	x	x	x	S	Owned
Shanghai, China	x	x	x	S	Leased
Daegu City, Korea	x	x	x	S	Owned
Pune, India	x	x	x	S	Owned

1)	Corporate Headquarters.
2)	Head Office, Italy.
3)	Right to construct buildings on land owned by a third party in Germany (Erbbaurecht) under German law, comparable to a long- term ground lease.
4)	Head Office, North America.

As of December 31, 2005 we had material encumbrances on our property under the syndicated loans. These agreements entailed the pledging of equity interests of most Group companies. The rights of use of intangible assets have been assigned for all German members of the Group, for two U.S. subsidiaries, and for SGL CARBON SpA in Italy. Real estate liens were taken out against SGL CARBON AG and two U.S. companies in the amount of €320 million and USD 168.4 million. Inventories and movable plant and equipment of €252.5 million were assigned as collateral. Trade receivables and receivables due from subsidiaries in the total amount of €147.5 million were assigned as collateral. In addition, intercompany receivables of €1,096.7 million and bank balances totaling €88.1 million were pledged as collateral by individual companies.

For more details to the encumbered properties; see Item 10, “Additional Information – Material Contracts”. We believe that our facilities, which are of varying ages and types of construction, are in good condition, are suitable for our operations and generally provide sufficient capacity to meet our requirements for the foreseeable future.

Item 4A.  Unresolved Staff Comments

None.

Back to Contents

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read this operating and financial review together with the description of our business, the general information about SGL and the consolidated financial statements, including the notes thereto contained elsewhere in this annual report. We prepared our consolidated financial information in accordance with IFRS or, where indicated, in accordance with U.S. GAAP. IFRS differs in certain significant respects from U.S. GAAP. See “– U.S. GAAP reconciliation” and “– Significant differences between IFRS and U.S. GAAP” as well as notes 34 and 35 to our consolidated financial statements contained elsewhere in this annual report. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by our forwardlooking statements. See “Forward-looking statements” and “Risk Factors.”

Overview

We are one of the largest producers worldwide of carbon and graphite products, used primarily in electric arc furnace steel production and aluminum smelting. We also manufacture natural and synthetic graphite products for, and provide services in connection with, a variety of industrial applications worldwide. Our customers are located in industrialized countries throughout the world. In 2005, we sold products in approximately 100 countries, with sales outside Germany accounting for approximately 87% of our sales revenue.

Until December 31, 2004, 18 subsidiaries and two joint ventures were excluded from consolidation and accounted for at cost. In the consolidated financial statements as of December 31, 2005, these subsidiaries have been included in consolidation and the joint ventures have been accounted for using the equity method. In this context, the opening balances of assets, liabilities and equity as of January 1, 2004, as well as the consolidated balance sheet as of December 31, 2004 and the consolidated income statement and cash flow statement for the year then ended, have been restated retrospectively.

IFRS 2 “Share-based payment” is effective for annual periods beginning on or after January 1, 2005. The IFRS is to be applied retrospectively on all share-based payments granted since November 7, 2002, that still existed when the standard became effective and requires comparable information to be restated. This also includes a restatement to the opening balances of the retained earnings in the earliest period presented.

The revised IAS 1 “Presentation of financial statements” defines a presentation of current and non-current assets and liabilities as separate groups in the balance sheet. The standard must be used for reporting periods of a fiscal year beginning on January 1, 2005 or later. The company’s consolidated balance sheet was structured accordingly and the previous years’ figures were restated. In prior years, we presented costs related to antitrust proceedings and restructuring expenses separately in our statement of operations. Beginning with the year ended December 31, 2005, we have stopped reporting these itmes separately and the prior years statements have been adjusted to reflect his change.

Business realignment

Since the beginning of 2005, we manage our operations in three business areas that reflect the products that we produce and market – Carbon and Graphite, Specialties, and SGL Technologies. Prior to 2005, we operated a fourth business area, Corrosion Protection. We discontinued the Corrosion Protection business area in January 2005 due to the sale of our Surface Protection and Plastic Process Technologies businesses, which represented more than 70% of the sales of this business area. The remaining process technology business was reclassified from Corrosion Protection to Specialties. The segment reporting for all previous years has been adjusted to reflect this reorganization. The divested surface protection business is shown separately as a discontinued operation for the years discussed in this report. All other descriptions and discussions refer to the continuing operations.

Cost reduction program SGL Excellence

In 2001, we initiated a continuing cost reduction and restructuring program that includes cost containment measures and other steps to improve our financial results and cash flows from

Back to Contents

operations. As part of this restructuring program, we significantly reduced our total number of employees. With a large number of cost reduction, productivity-enhancing projects, our activity focused on the area of ‘Operational Excellence’. However, additional activity also addressed administrative processes. Total cost savings attributable to these and other initiatives amounted to approximately €21 million, approximately €36 million, and approximately €24 million in 2005, 2004 and 2003, respectively. We are targeting further cost reductions in the future. Our planned measures include:

•	concentrating operations in lower-cost facilities;

•	reduction of maintenance costs;

•	outsourcing and/or streamlining of non-core functions;

•	further headcount reductions; and

•	continuous improvements in raw materials and energy utilization.

Our ability to achieve cost savings will depend on a number of factors. These factors include our ability to accurately estimate the magnitude of costs incurred in connection with the implementation of our cost reduction measures and our ability to achieve targeted operating efficiencies with a leaner production base.

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

Fluctuations in currency rates, especially between the U.S. dollar and the euro, can influence our operating and financial results. Through early 2001, the value of the U.S. dollar generally increased relative to the euro. The relative strength of the dollar positively impacted our operating results. In early 2002, the value of the dollar began to decline relative to the euro. This decline continues during 2004 and reached a low-point at the end of 2004. In 2005 the U.S. dollar strengthened against the euro. Currency fluctuations have several effects on our results, some of which could offset others. A weak dollar tends to have a negative effect on revenue and results. See “Risk Factors – Risks relating to our business – We are exposed to currency exchange rate risks and interest rate risks.” In addition, we have major assets, debts and other liabilities in the United States or denominated in U.S. dollars. Fluctuations in the Euro-U.S. dollar exchange rate can cause currency translation effects in our consolidated balance sheet. A continued increase in the value of the euro relative to the dollar would reduce our dollar denominated liabilities. On the other hand, it would also tend to reduce the contribution of our U.S. businesses to our consolidated results of operations. A stronger dollar will tend to increase, and a weaker dollar to decrease, our non-current and current assets as well as equity and liabilities. In the 2003 fiscal year, the translation effect of all exchange rate fluctuations reduced our equity by €33.1 million and by a further €2.3 million during 2004. In the 2005 fiscal year our equity increased by €20.5 million due to a stronger U.S. dollar. The ultimate impact of currency exchange rate fluctuations on our net income will depend on the circumstances at any given time.

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

Back to Contents

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

Our consolidated sales revenue reflects net sales, that is, sales revenue after elimination of intersegment sales. The following table shows the sales revenue of the SGL Group and its year-on-year change on a consolidated basis as well as by business area and geographical region from 2003 to 2005. After the divesture of the Surface Protection and Plastic Process Technologies businesses in beginning of 2005 we reclassified the remaining Process Technology business into the Specialties business area and no longer present a Corrosion Protection business area. All prior periods have been adjusted accordingly.

	Year ended December 31,

			2004		2003
	2005		restated		restated

	(€ in	(%	(€ in		(€ in
	millions)	change)	millions)	(% change)	millions)

SGL Group consolidated total	1,068.8	13.2	944.0	1.3	931.5
By business area:
Carbon & Graphite	643.7	14.4	562.5	-0.3	564.4
Specialties *	263.4	6.9	246.3	3.0	239.1
SGL Technologies	159.0	19.1	133.5	6.6	125.2
Other	2.7	58.8	1.7	-39.3	2.8
By geographical region:
Germany	142.7	1.9	140.0	1.7	137.6
Rest of Europe	380.4	18.8	320.2	1.8	314.4
North America	283.8	13.5	250.0	-0.3	250.7
Rest of World	261.9	12.0	233.8	2.2	228.8

*	After the sale of the surface protection business, we reclassified the Process Technology business from Corrosion Protection to Specialties and no longer present the Corrosion Protection business area. All Sales revenue numbers for the years presented have been adjusted to reflect this reclassification.

Sales revenue is recognized at the time of transfer of risk, following delivery of a product or rendering of the services, net of any discounts and rebates granted. We grant discount to our customers for early payment of amounts outstanding. We also provide volume discounts to our customers based on their total purchases during a specified term. Such discounts are recorded as a reduction of revenue based on our estimate of the number of customers that will ultimately earn these discounts. We record most of our revenue under purchase contracts with major industrial customers, with the timing of revenue recognition dependant on the specific terms of these contracts. If product sales are subject to customer acceptance, we do not recognize revenue until the customer accepts the product.

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

Over the last decade, we have significantly broadened the geographical range of our sales. Although a decline in North American steel production has reduced revenue in that market, the first consolidation of our Polish subsidiary SGL CARBON Polska S.A (formerly Zaklady Elektrod

Back to Contents

Weglowych S.A. (ZEW)) in 2001 increased European sales revenue. In 2001 we also increased our revenue in Asia, a trend that we expect will continue over the next years with the ongoing industrialization of eastern and southeastern Asia. We believe that our broad product portfolio across many industries and the global distribution of our business reduces our exposure to economic cyclicality in any single region or customer industry. In particular, the Specialties business area’s large number of target industries is more strongly diversified, thereby reducing to some degree the exposure to economic slow-down in any one key industry.

Cost of sales

Major components of cost of sales include personnel expenses and the cost of raw materials and energy. Personnel expenses, including wages, salaries, social security and pension expenses, are the most significant items in our cost of sales. Raw materials costs in the Carbon and Graphite business area consist primarily of purchases of petroleum-based needle coke and coal tar binder and impregnation pitch. Historically, we have not had difficulty obtaining these raw materials. Using procurement agreements with key suppliers, SGL secures the necessary raw materials for production, especially for needle coke. These agreements normally last for one year and contain minimum quantities to be purchased by SGL. The prices for the deliveries are settled on a base price, which is adjusted by variable components. We incur substantial energy costs, primarily for electricity, in connection with the production of our graphite electrode and other graphite and carbon products. Energy costs over the last several years have been highly volatile and trending upwards. Specialties production uses similar raw materials as well as additional forming techniques, treatments and combinations of other raw materials. Our cost of sales includes straight-line depreciation of property, plant and equipment having estimated useful lives ranging from four to 41 years. In the periods discussed below, raw material and energy prices have generally increased, reducing gross profit margin (calculated as sales revenue less cost of sales, divided by sales revenue).

Selling expenses

Selling expenses consist primarily of the expenses of our sales organization as well as distribution expenses, such as packaging materials, freight charges and sales commission expenses. We include in sales organization expenses wages and salaries, social security, pension expense, office space and expenses, in each case related to our sales force.

Research costs

We incur research costs in connection with the development of new materials and compounds for high technology applications, particularly for development of products in the SGL Technologies business area, such as carbon ceramics for the automotive and aviation industries and components for fuel cells. This expense decreased in the 2003 fiscal year increased in the 2004 fiscal year and decreased again in the 2005 fiscal year.

In 2005, we merged the previously decentralized research and development activities into the newly created central function “Technology & Innovation”. The development focus is on the future growth markets of energy, electronics, automotive, environment and safety. Combining our almost 100 employees in the central R&D function leads to synergies in the acceleration of developments, promotes the constant exchange of knowledge and focuses activities. As well as further developing the technology of our existing products as a service for all Business Areas, new market potential is analyzed as part of our Company portfolio and supported from the project stage through to product launch. By stringently applying a newly defined selection process in the forefront of the real project phase, project selection considering key commercial and technical feasibility data is optimized. With the newly created Technology and Innovation organization, we are securing our market position today and for the future through targeted work on projects to improve customer benefit, using methods from the SGL Excellence Initiative to increase efficiency and effectiveness.

We have invested considerable amounts in carbon ceramics technology and commenced production of carbon-ceramic brake discs at our plant in Meitingen, Germany. Another principal area of research expense has been the development of a fuel cell components business, which is currently in the research phase. The further development of large-diameter graphite electrodes has contributed significantly to research and development costs in the Carbon and Graphite business area. Research

Back to Contents

and development costs in the Specialties business area have been concentrated on the development of highly refined graphite powder for lithium batteries, which are used in notebook computers, mobile telephones and other mobile communication devices.

General and administrative expenses

Our general and administrative expenses comprise personnel and non-personnel costs attributable to the SGL Group’s parent holding company and other administrative centers. These costs include accounting and legal expenses, the cost of professional advisors and pension expense related to personnel in general administration. We also incurred general and administrative expenses in connection with the development of a common management information system and external advisory expenses related to acquisitions, divestments and other corporate projects. Beginning in 2005 general and administrative expenses include expenses related to the implementation of the requirements of the Sarbanes-Oxley Act.

Other operating income (expense) (net)

The major components of other operating income (expense) include costs relating to antitrust proceedings, restructuring expenses, insurance payments received, exchange gains and losses from operating activities, gains and losses from sales of property, plant and equipment, bank charges and income and/or loss from additions to and releases of provisions. In addition, until 2003, other operating income (expense) included amortization of goodwill from acquisitions until 2003. Since that time, such goodwill is no longer amortized; see “– [General Accounting Principles in Note 1 to the financial statements]”.

Starting in 2005 restructuring expenses for and expenses in connection with antitrust proceedings are included in other operating expenses. This also affects the previous year’s presentation. Expenses related to the continuing restructuring programs (initiated in prior years) and other measures to improve efficiency and optimize costs resulted in a total expense of €20.8 million during 2005 (€19.7 million in 2004 and €12.1 million in 2003). This also relates to the increase of our antitrust provision in 2005 by €1.9 million and by €19.5 million in the 2003 fiscal year, primarily to increase our reserve for legal expenses and for EU fines. Until such date as they may be paid, the amounts of these fines bear interest at an annual rate of 3.50% to 6.04% . The interest portion of the increase in EU antitrust fines are presented in net financing costs.

Net financing costs

Our financial result comprises interest expense and interest income as well as other financing costs, including the non-cash currency impact of antitrust liabilities and other non-cash financing costs. Interest expense includes, among other things, interest expense on loans, the interest component of appropriations to pension provisions and accrued interest on liabilities from antitrust proceedings. When the DOJ imposed a fine on SGL in connection with an antitrust investigation in 1999, we discounted the resulting antitrust fine to its present value and recorded this amount as a liability on our balance sheet using an interest rate of 4%. In each succeeding reporting period, we have recalculated the present value of this liability, which has resulted in a regular interest expense from the discounting of the liability. In the first half of 2002, we agreed to an amended fine payment schedule with the DOJ. This amended payment schedule resulted in a one-time reduction in our net financing costs due to a reduction in the present value of the outstanding antitrust liability, which was paid in full in 2005.

Because the antitrust liability was denominated in U.S. dollars, changes in the Euro/U.S. dollar exchange rate from period to period may give rise to translation effects on our balance sheet. To reduce the resulting exposure to currency exchange rates, we hedged the antitrust liability. However, we retained exposure to non-cash adjustments in the amount of the remaining antitrust liability. We recorded these non-cash adjustments under other financial results at the end of each reporting period. As of December 31, 2005, the DOJ antitrust liability was paid in full. We also included an accrued interest portion for the EU fines starting in 2003. This is reflected in a separate line within the net interest result. As a result of the financing of payments related to antitrust proceedings, the funding of our brake disc and fuel cell component businesses and the acquisition of the KCH group (a major part of the former SGL Acotec Group) and ZEW (now SGL CARBON Polska S.A.), our interest

Back to Contents

expense has increased significantly in recent years. We expect that our net interest expense has reached its highest level in 2005 due to the new financing completed in February 2004. We successfully managed throughout 2005 and 2004 to reduce our financial debt and expect to lower financial debt also in 2006 and following years, which will lower the interest burden. Increasing interest rates may increase our interest expense since part of our financial debt is subject to variable interest rates.

Income tax benefit (expense)

Tax expenses include current and deferred income tax expenses. Our income tax expense reflects income tax liabilities in respect of pre-tax earnings from our consolidated group companies, which cannot offset these earnings against existing tax loss carryforwards or other tax credits in other consolidated group companies. Deferred tax benefits and expense result from the capitalization of deferred taxes or the revaluation of capitalized deferred tax assets that arose from tax loss carry-forwards as well as from temporary differences between the carrying amounts of assets and liabilities in financial statements prepared under IFRS as compared to the amounts prepared under local tax accounting rules (calculated by the balance sheet liability method). In 2005 and 2004 deferred tax assets from tax loss carry-forwards were uniformly recognized in the consolidated financial statements on the basis of a rolling projection of the estimated earnings to be taxed at the level of individual subsidiaries or on the level of tax groups. Uncertainties about certain planning assumptions and other underlying conditions are taken into account. Based on the restructuring measures taken, the disposal of the loss generating Surface Protection business, the significant reduction of the net debt and the improved economic market environment for our business segments, we assume that the capitalized deferred tax assets on loss carry-forwards can be utilized in the future.

German corporations are subject to a uniform 25% corporate income tax on both distributed and retained earnings. Furthermore, a solidarity surcharge of 5.5% is added to the corporation tax rate, resulting in an overall corporation income tax rate of 26.4% for 2005 and 2004. German corporations are also subject to the trade tax. The amount of the trade tax depends on the municipality in which a company maintains its operations. The trade tax generally amounts to between approximately 15% and 20% of taxable earnings, depending on the municipality’s tax assessment rate. Trade tax is deductible as an operating expense in the calculation of the company’s income that is subject to corporation tax. With an average trade tax burden of 12%, the overall German income tax rate amounts to 38.4% . Due to changes in German legislation in 2004, generally only 60% of tax loss carry-forwards may be offset from current annual income. Losses up to an amount of €1 million can be completely deducted from corporation income tax as well as from trade tax.

Back to Contents

Operating Results

The following table shows our consolidated statements of operations for the 2005, 2004 and 2003 fiscal years.

	Year ended December 31,

			2004		2003
	2005		(restated)		(restated)

	(€ in		(€ in		(€ in
	millions)	% change	millions)	% change	millions)
Sales revenue	1,068.8	13.2	944.0	1.3	931.5
Cost of sales	(746.7)	9.6	(681.3)	(1.8)	(693.6)
Gross profit	322.1	22.6	262.7	10.4	237.9
Selling expenses	(126.8)	6.5	(119.1)	(5.3)	(125.8)
Research costs	(18.0)	(6.3)	(19.2)	1.1	(19.0)
General and administrative expenses	(48.1)	10.3	(43.6)	14.1	(38.2)
Other operating income (net)	(16.4)	(24.8)	(21.8)	(33.1)	(32.6)
Profit from operations	112.8	91.2	59.0	164.6	22.3
Net financing costs	(65.6)	6.0	(61.9)	(16.0)	(73.7)
Profit / loss before tax	47.2	—	(2.9)	(94.4)	(51.4)
Income tax benefit (expense)	(19.1)	—	(1.6)	—	18.6
Net profit (loss) before minority interests	28.1	—	(4.5)	(86.3)	(32.8)
Minority interests	0.1	—	(0.1)	(66.7)	(0.3)
Discontinued operations	0.0	(100.0)	(81.8)	249.6	(23.4)
Net profit (loss)	28.2	(132.6)	(86.4)	52.9	(56.5)

The following table shows selected consolidated statement of operations data expressed as a percentage of total sales revenue for the years 2005, 2004 and 2003:

	Year ended December 31,

		2004	2003
		restated	restated
	2005 (%)	(%)	(%)

Sales revenue	100.0	100.0	100.0
Cost of sales	(69.9)	(72.2)	(74.5)

Gross profit	30.1	27.8	25.5
Selling, research and development, general administration and other operating expenses, net	(19.5)	(21.5)	(23.1)

Profit from operations	10.6	6.3	2.4
Net financing costs	(6.2)	(6.6)	(7.9)
Income taxes	(1.8)	(0.2)	1.9

Net Profit (loss) (includes minority interests)	2.6	(0.5)	(3.6)

Discontinued operations	0.0	(8.7)	(2.5)

Net Profit (loss) attributable to shareholders	2.6	(9.2)	(6.1)

Back to Contents

2005 Compared to 2004

Overview

The fiscal year 2005 was characterized by the following major topics:

•	Overall sales growth of 13% with contributions from all business areas;

•	Favorable development in most of our customer industries;

•	Profit from operations considerably improved by 91% from €59.0 million in 2004 to €112.8 million in 2005;

•	Net debt substantially reduced to €264.7 million at the end of 2005;

•	Equity ratio increased from 20.3% as of December 31, 2004 to 27.2% as of December 31, 2005;

•	Cooperation with Audi for further development of carbon-ceramic brake discs with the aim of serial production; and

•	Early payment of the North American antitrust liabilities and refinancing and reduction of the U.S. dollar credit line.

The further growth in the world economy in 2005 resulted in a favorable development in most of our customer industries. Our Carbon and Graphite business area benefited in particular from the continuing positive development in the steel industry, which enjoyed another very good year in 2005. In the Specialties business area, there was a significant increase in demand for high-temperature applications in the energy and semiconductor industries. For the Process Technology business there was an above average rise in project invoicing. The significant sales revenue increases in the Technologies (T) business area were mainly attributable to our increased sales of carbon-ceramic brake discs, carbon fibers and composite materials for the automotive and aerospace industries and for industrial applications.

Profit from operations increased considerably by 91% from €59.0 million in 2004 to €112.8 million in 2005. All three business areas of the SGL Group contributed to this improvement. Beside favorable developments of prices and volume, mainly the savings generated by the Group-wide improvement initiative, SGL Excellence, and the newly established improvement program within administrative functions, SGL Ten, were contributing to the growth in earnings.

Sales revenue

Consolidated sales revenue increased by 13.2% from €944.0 million in 2004 to €1,068.8 million in 2005. Currency exchange rate fluctuations had no impact on the consolidated sales revenues in 2005 compared to 2004.

Based on the positive development in all three Business Areas, the respective shares in sales revenues remained virtually unchanged. Sales revenue of Carbon and Graphite totaling €643.7 million increased by 14.4% compared to the previous year’s level of €562.5 million. Specialties (including business of process technology) increased its sales revenue from €246.3 million to €263.4 million. Technologies generated an increase in sales from €133.5 million to €159.0 million.

The regional sales revenue structure during fiscal year 2005 remained largely unchanged from 2004: Germany 13%, other European countries 36%, North America 27%, rest of the world 24%.

The Carbon and Graphite (CG) business area sales revenue totaled €643.7 million in 2005, an increase of 14.4% compared to the previous year’s level of €562.5 million. During 2005, volume and price effects impacted the reported sales revenues with 7% and 8%, respectively. Shipments of the core product graphite electrodes increased to a record level of 222,000 metric tons (2004: 209,000 metric tons). Year on year, the increase can be attributed mainly to the economic upswing in Europe as well as to market and customer-specific developments. In the other regions the good sales level of the previous year was maintained. Significant price increases could be achieved in both the euro and the USD zones. Based on local currency, average prices for graphite electrodes increased by approximately 13% in the USD zone and approximately 5% in the euro zone in 2005. The sustained positive trend in the steel economy continued to have a positive impact on our order backlog at year-end. Sales of cathodes at around 27,000 tons were slightly lower than in the previous year. By contrast, there was a slight increase in the proportion of graphitized cathodes an indication of recovery in the aluminum industry. This was also apparent in a clear upturn in demand for our

Back to Contents

products, which began in the second half of 2005. The significant price increases set for 2006 reflect both the rise in raw materials and energy costs and the improved market situation. As in the previous year, our production capacities for furnace linings for the crude steel industry were fully utilized in 2005. We were able to record another slight increase in sales revenues. The market for carbon electrodes for the production of silicon and phosphorous, which accounted for approximately 4% of CG sales revenue in 2005, was characterized by widespread stagnation of global demand. Moreover, this market is shaped by excess capacities among suppliers and strong cost competition from low-wage countries, which negatively impacts the price development.

Sales revenue in the Specialties (S) business area was up by 6.9% from €246.3 million in 2004 to €263.4 million in 2005. Due to increased demand, sales revenue grew in all activities during 2005. While there was a significant rise in demand for high temperature applications and in the energy sector, the automotive business slowed down slightly. The semiconductor business also developed favorably. Project invoicing in the Process Technology business increased above average. Asia and North America, in particular, provided positive growth impetus. There was a marked increase in business volume in Europe as result of the strong export activity. Outside Europe, we were able to gain market shares in regions with rising demand. In Europe, we were able to maintain our market share despite the difficult market environment.

In the Technologies (T) business area sales revenue increased by 19.1% from €133.5 million in 2004 to €159.0 million in 2005. The growth was mainly attributable to increased sales of carbon-ceramic brake discs, carbon fibers for niche markets (such as medical equipment) and yarns for the automotive industry.

Cost of sales and gross profit

Consolidated cost of sales increased by 9.6% from €681.3 million in 2004 to €746.7 million in 2005. Compared to the consolidated sales revenue growth of 13.2%, the increase in cost of sales could be limited despite higher raw material and energy costs in 2005 as a result of disproportionately lower increases in personnel expenses. We mainly use petroleum coke and energy in our manufacturing processes. Total cost of raw materials and consumables used increased from €192.8 million in 2004 to €242.0 million in 2005. In addition to higher product volumes, this is partly related to the result of exchange rate changes, as we pay for petroleum coke exclusively in U.S. dollars and the U.S. dollar strengthened slightly relative to the euro in 2005. Total cost of materials, which also includes the cost of purchased services, increased from €271.9 million in 2004 to €331.6 million in 2005, mainly due to costs for additional services in connection with the maintenance of our buildings, machinery and equipment. Overall staff costs also increased from €289.5 million in 2004 to €309.5 million in 2005. While direct wages and salaries (including bonuses) increased by €26.1 million year-on-year, mainly due to the higher level of bonus provisions in 2005 compared to 2004, costs for social security contributions, retirement and other benefits decreased by €6.1 million.

The gross profit increased by €59.4 million or 22.6% from €262.7 million in 2004 to €322.1 million in 2005. The gross return on sales revenue, representing gross profit as a percentage of sales revenue, increased from 27.8% to 30.1% . Contributing substantially to this were the favorable price and volume developments in all business areas. We managed to more than recuperate the significant increases in energy (electricity, gas) and raw material prices by adhering to our cost reduction programs and by implementing price adjustments.

Selling expenses, research costs, general and administrative expenses, other operating expense (net)

In spite of increased sales revenues, we succeeded in limiting the increase in selling expenses including freight costs, to around €7.7 million; selling expenses amounted to €126.8 million in 2005 (previous year: €119.1 million). At €18.0 million, research and development costs (R&D costs) were slightly lower than in 2004. Part of the development costs were capitalized in 2005 in accordance with IAS 38. Due to the early product life-cycle of our T businesses, significant cost components related to our research and development activities are also included into the current operating costs of the T business area. As a result of the higher build-up in bonus provisions than in the prior year and due to increased costs for Sarbanes Oxley Act compliance, general administrative costs totaled €48.1 million, around €4.5 million more than in 2004. Net other operating expenses improved to €16.4 million in 2005 from €21.8 million in 2004. This also includes the income related proceeds from

Back to Contents

the cooperation agreement with Audi. The expenses mainly related to the continuation of our various optimization programs.

Profit (loss) from operations

Profit from operations increased by 91.2% to €112.8 million in comparison with €59.0 million in 2004. Contributions came from all business areas. The return on sales for the Group (based on profit from operations) rose from 6.3% in 2004 to 10.6% in 2005. A significant contribution was made by the results of our SGL Excellence Initiative, which led to savings of €21 million on the basis of the SIX SIGMA method as well as other programs continued during the reporting year. The continuation of our cost and production site optimization programs resulted in expenses which were included in the segment results.

Profit from operations in the Carbon and Graphite business area improved more than proportionately by 40.7% from €86.4 million in 2004 to €121.6 million in 2005. The return on sales rose from 15.4% in 2004 to 18.9% in 2005. Major contributing factors to this positive development were price and volume effects as well as cost reductions from our SGL Excellence efficiency enhancing programs. Adjusting costs to eliminate the impact of the 10% increase in raw materials and energy costs the unit costs of graphite electrodes decreased by 7% in comparison with 2004. We expect that the relocation of carbon electrode production from Ascoli, Italy to Nowy Sacz, Poland, which began in 2005, will be completed by the end of 2006. At the end of 2005, an agreement on redundancy payments was reached with 112 employees in Ascoli. The appropriate fixed asset write downs are fully reflected in the 2005 earnings. Moreover, additional flexible early retirement agreements were concluded at the Griesheim site in Germany to improve our competitiveness and allow us to compensate for business-cycle-related decreases in demand.

In the Specialties business area (including the process technologies business) the profit from operations increased by 42.4% from €13.9 million in 2004 to €19.8 million in 2005. In addition to volume and price effects, site-specific product streamlining and the expansion of production in Poland contributed to the improved margin. The return on sales increased from 5.6% in 2004 to 7.5% in 2005. In comparison with 2004, further savings of €5 million were made, which roughly compensated for material cost increases. The ongoing efforts to lower the personnel cost portion of the total production costs also led to expenses during the reporting year which are included in the earnings. The measures concentrated primarily on the facilities in Bonn, Germany and Chedde, France.

Profit from operations in the Technologies business area was €0.2 million (2004: (€10.6) million) and contributed significantly to the general improvement in earnings year on year. In addition to the volume growth in almost all Business Lines, price increases were also implemented, which partially offset factor cost increases. Significant milestones were reached in 2005. One was a cooperation agreement with Audi for further development of our carbon-ceramic brake disc. The objective of this cooperation is the use of our brake discs in new models produced by the Volkswagen/Audi Group and the further development of product characteristics and technical production processes with the goal of industrial serial production. In connection with the cooperation agreement, Audi made a significant cash contribution. The payment covers past and future developments performed by SGL Carbon and contributed to the business area’s positive earnings. Due to this, T reported a positive profit from operations for 2005 under IFRS. In the carbon-fiber business, we entered into a strategic alliance with Mitsubishi Rayon Co. Ltd., Japan at the beginning of 2005, concerning the supply of raw materials to our plant in Scotland in exchange for fiber production capacities. This cooperation is expected to bear fruit beginning in the second quarter 2006 and strengthen the value chain within the T business area. T will therefore be able to enter new markets with high-quality fibers and improve the supply for captive use of composites.

Corporate costs decreased by around €1.9 million to €28.8 million in 2005 (2004: €30.7 million). In addition to the costs of the management holding and the assigned central service areas, costs related to the compliance with the US Sarbanes Oxley Act in 2005 were reported centrally. Section 404 of the Sarbanes Oxley Act and the implementing rules and regulations, which will apply to us for the first time when we report on our 2006 fiscal year, require our auditors to certify the functionality of our internal control systems. In this context, all processes which affect financial reporting must be systematically analyzed and documented to provide evidence of a functioning internal control system. During the review sessions, control processes are modified or changed, where appropriate. If

Back to Contents

necessary, the business procedures on which they are based have to be completely realigned. In order to cope with this task, we have established a project team, which is supported by external consultants. Around 15,000 man-hours were spent internally on this project in 2005. Corporate costs in 2005 were also affected by higher share-based remuneration programs and higher provisions for performance-related bonus payments.

Net financing costs

The net financing costs amounted to €65.6 million during the 2005 fiscal year (2004: €61.9 million). Interest on borrowings increased by €3.4 million to €38.5 million in comparison with the previous year. Reasons for higher interest expenses were the interest expenses for our 8.5% interest-bearing corporate bond issue, which were not included until mid-February in 2004 as well as interest rate derivates, which had been settled in cash. These factors were partially offset by a decrease in our other financial debt over the year (in particular the repayment of our U.S. senior facility and our convertible bonds reducing our interest payments accordingly). Since we paid the North American antitrust liabilities in full ahead of time in 2005, the net financing costs included imputed interest expense for the last time in 2005. The foreign currency valuation and foreign currency hedging costs for the North American antitrust liabilities also led to expenditures in the net financing costs for the last time. As part of the amortization of our capitalized financing costs, the refinancing of our U.S. senior facility in 2005 had a non-cash impact of approximately €1.2 million. The increase in other financial expenses from €0.8 million in 2004 to €5.4 million in 2005 mainly results from the mark-to-market valuations of our interest and currency derivatives as of December 31, 2005.

Income taxes

The income tax expense for fiscal year 2005 of €19.1 million reflects an overall tax rate of 40%, which is a normal average tax rate level for the Group. A significant portion of our overall tax expense is attributable to tax expenses of foreign subsidiaries.

Net income from continuing operations

Net income from continuing operations increased by €32.6 million to €28.1 million in 2005 (2004: loss of €4.5 million).

Net income/loss from discontinued operations

In the consolidated statements of operations, we reclassified the surface protection business as a discontinued operation for 2004 and for the previous years. For the fiscal year 2004, surface protection posted a net loss of €86.4 million. During 2005 no more losses occurred in connection with the divestment of the surface protection business.

Net income/loss

Overall, our consolidated net income for the year 2005 reached €28.1 million after a net loss of €86.3 million in 2004. Earnings per share therefore reached €0.50 (2004: loss of €1.66).

2004 Compared to 2003

Overview

The fiscal year 2004 report is characterized by the following major topics: The successful completion of our refinancing in February 2004, the divestiture of our surface protection business in January 2005, favorable development in most of our customer industries and the ongoing efforts to restructure and streamline our cost base. Profit from continuing operations considerably improved by 165% from €22.3 million in 2003 to €59.0 million in 2004.

In February 2004, we successfully concluded arrangements for the refinancing package for the Group in the total amount of €866 million. The three pillars of this refinancing package – a capital increase resulting in gross proceeds of €266 million, senior subordinated notes amounting to €270 million and syndicated loans including credit lines and guarantees totaling €330 million – fundamentally improved our balance sheet structure and secured the Company’s long term liquidity. As a result, the equity ratio rose from 8.3% at the end of 2003 to 20.3% as of December 31, 2004. Our net financial liabilities were considerably reduced from €451.8 million at 2003 year-end to €321.6

Back to Contents

million as of December 31, 2004. Further on our debt maturity profile has been substantially extended into medium – and long-term financial liabilities.

On January 6, 2005, we completed the sale of our interest in SGL Acotec GmbH, which had conducted our Surface Protection and Plastic Process Technology Business, to the Munich/Germany-based ADCURAM Industriekapital AG. This financial investor, specialized in the acquisition of medium-sized companies, took over approximately 1,400 employees as well as assets and liabilities –including pension obligations totaling approximately €30 million. No assurances were made to ADCURAM within the framework of the sale that could become a material burden to the SGL CARBON Group in the future. Since the surface protection business generated a net loss of €21.0 million in 2004 (2003: €23.4 million), this portfolio restructuring will have a favorable impact on the future development of income and cash flow for the continuing operations. Besides the period loss, the divestiture resulted in a €60.8 million non-cash write down of the carrying amount in the consolidated financial statements presented here. The surface protection business is shown as a discontinued operation within the fiscal years under review. Previous years have been reclassified accordingly. The remaining profitable process technology business of our former Corrosion Protection business area will be integrated within the Specialties business area. In view of this, the figures reported for the Specialties business area have been adjusted accordingly.

The improvement of the world economic situation resulted in a favorable development in most of our customer industries. Our Carbon and Graphite business area benefited in particular from the upswing in the steel industry, which enjoyed an exceptionally good year in 2004. The Specialties and SGL Technologies business areas participated in the growth of the engineering, electrical engineering, and aviation industries. Investment activity in the chemical industry continued to be restrained in the first half of 2004, but gained momentum at year-end. The market environment in the semiconductor sector improved considerably, although the favorable trend weakened towards the end of 2004.

In 2004, our ongoing efforts to restructure and streamline our cost base resulted in total restructuring expenses for our continiuing operations of €19.7 million (2003: €9.4 million) and generated gross savings of €36 million. The half of the incurred restructuring expenses are related to our established and planned saving programs. Our restructuring and cost saving activities focused on additional steps to increase efficiency and productivity at our locations in Italy, Poland and the U.K.. The number of our employees in continuing operations decreased by 299 at the year-end 2004. These measures also included the expenses for the newly established cost reduction program in our administrative functions, which is expected to generate overall annual savings of approximately €11 million starting fiscal year 2006. Non-recurring expenditures are scheduled to amount to approximately €5 to €6 million during fiscal year 2005. The remaining second half of our 2004 restructuring expenses primarily relate to non-cash write-downs with regard to the planned or completed sale of the already closed-down locations in Hillsboro, Oregon and Niagara Falls, New York, in the U.S.. These restructuring expenses also included the expenses recorded at fiscal year-end, for the resignation by mutual agreement of Dr. Klaus Warning from his Board of Management mandate.

Profit from operations increased considerably by 165% from €22.3 million in 2003 to €59.0 million in 2004. All three business areas of the continuing operations contributed to this improvement. Beside favorable developments of prices and volume, mainly the savings generated by the Group-wide improvement initiative SGL Excellence and the newly established improvement program within administrative functions named SGL Ten were contributing to the growth in earnings. The Carbon and Graphite as well as the Graphite Specialties business areas generated remarkable profit increases. Due to additional preparatory work for new projects, contrary to our original projection, the loss of SGL Technologies was reduced only by approximately 25%.

Continuing operations

Sales revenue

Consolidated sales revenue increased by 1.3% from €931.5 million to €944.0 million in 2004. Currency exchange rate fluctuations had a negative impact of approximately 5%. Adjusting for these currency effects sales revenue increased by 6% in 2004 compared to 2003. Major driver for this development was the turnaround of the steel and semiconductor industries, where we were able to increase both volume and prices.

Back to Contents

The sales revenue structure of our Business Areas correspondingly changed. Sales revenue of CG totaling €562.5 million was at around the previous years level of €564.4 million. S (including business of process technology) raised its sales revenue from €239.1 million to €246.3 million. SGL T generated an increase in sales from €125.2 million to €133.5 million.

The regional sales revenue structure during fiscal year 2004 remained largly unchanged from 2003: Germany 15%, other European countries 34%, North America 26%, rest of the world 25%.

The Carbon and Graphite business area sales revenue totaled €562.5 million, nearly unchanged from previous year sales revenue of €564.4 million. For the core product graphite electrodes negative exchange rate effects were more than compensated for by volume and price increases. Sales volume of graphite electrodes further rose by 3% over the previous year to 209,000 tons (2003: 202,000 tons). Besides the economic upswing in the steel industry, especially in East Asia and North America, also the structural changes in the graphite industry as a result from the insolvency of two smaller competitors in 2003 contributed to this volume development. During 2004 our production capacities were almost fully utilized throughout the year. The average prices in euros for graphite electrodes remained at the previous years level due to the impact of the strong euro exchange rate. In local currencies, in 2004 the respective average prices rose by 14% in U.S. dollar regions and by 1% in the euro region. The ongoing lack of new projects in the aluminum industry, the decline in demand in the silicon metal industry and US dollar translation effects negatively impacted sales revenue from cathodes and carbon electrodes. In contrast, sales revenue from furnace linings increased.

The Specialties business area (including process technology business) sales revenue increased by 3.0% from €239.1 million in 2003 to €246.3 million in 2004. The traditional S businesses gained from the economic upswing in the key markets semiconductors, engineering, and plant engineering. Heavy demand for high performance batteries and products for the solar power industry contributed to the increase in sales in 2004.

The SGL Technologies sales revenue increased by 7% – despite considerable negative exchange rate flucturations – from €125.2 million in 2003 to €133.5 million in 2004. Major drivers for this development resulted from the increasing demand for fibers and carbon-ceramic brake discs. After adjusting for currency changes, 13% growth in sales revenues would have been realized. Approximately 60% of the business area revenues are invoiced in U.S. dollars, which in 2004 again declined significantly in value against the euro.

Cost of sales and gross profit

Consolidated costs of sales decreased by 2% from €693.6 million in 2003 to €681.3 million in 2004. Despite higher sales our raw material costs, mainly petroleum coke and energy remained almost unchanged in 2004 compared to in 2003. This is primarily the result of exchange rate changes, as we pay for petroleum coke exclusively in U.S. dollars. Total cost of materials, which also includes the cost of purchased services, increased due to additional services rendered in connection with the maintenance of our buildings, machinery and equipment. Overall staff costs also slightly increased mainly due to higher accrued bonus provisions in 2004 compared to 2003.

Gross profit increased by €24.8 million or 10.4% from €237.9 million in 2003 to €262.7 million in 2004. Our gross profit margin on sales, which we define as sales revenue less cost of sales divided by sales revenue increased from 25.5% to 27.8% . Besides positive price and volume developments in all three business areas, also the ongoing optimization and restructuring efforts contributed to this improvement.

Selling expenses, research costs, general and administrative expenses, other operating expense (net)

Our selling expenses decreased by more than 6% from €125.8 million in 2003 to €119.1 million in 2004. This decrease is mainly due to reductions in the sales staff expenses, lower commission expenses and the continuous improvements in our supply chain management. In addition we recorded valuation allowances for receivables from Canada, Switzerland and other countries in an amount of €4.6 million as selling expenses in 2003. Research and development costs remained stable at €19.2 million in 2004 compared to €19.0 million in 2003. General and administrative expenses increased from €38.2 million in 2003 to €43.6 million in 2004. This increase was mainly the result of higher provisions for variable remuneration components as well as the first-time amortization of the capitalized cost incurred for the implementation of our newly established Group-wide IT platform.

Back to Contents

Net other operating expense was €21.8 million in 2004 compared to €32.6 million in 2003. The difference is mainly made up by reduced expenses for antitrust of €19.5 million, the missing income from the sale of our former electrical contact business, sale of other non-current assets of €4.0 million and the amortization of negative goodwill of €2.6 million in 2003. Offsetting the missing 2003 effects were increased restructuring expenses of €7.6 million, the amortization of positive goodwill, in the amount of €5.4 million, not being recorded in 2004 as we adopted IFRS 3 as of January 1, 2004. Other operating expenses include antitrust proceedings and restructuring costs which were reported as a separate item in the prior years.

In 2004 no further expenses relating to antitrust proceedings had to be recorded. The expenses in 2003 of €19.5 million were primarily attributable to an increase in provisions resulting from the €23.6 million fine imposed by the European antitrust authority in fiscal year 2003.

Total restructuring expenses increased from €12.1 million in 2003 to €19.7 million in 2004 and generated gross savings of €36 million. Half of our incurred restructuring expenses are related to our established and planned savings programs. Activity focused on additional steps to increase efficiency and productivity at our locations in Italy, Poland and the U.K. The number of our employees in continuing operations decreased by 338 by year-end 2004. These cost-cutting measures also included the expenses for the newly established cost reduction program in our administrative functions, which is expected to generate overall annual savings of approximately €11 million starting fiscal year 2006. Non-recurring expenditures are scheduled to amount to approximately €5 to €6 million during fiscal year 2005. The remaining second half of our 2004 restructuring expenses primarily relates to non-cash write-downs with regard to the planned or completed sale of the already closed-down locations in Hillsboro, Oregon and Niagara Falls, New York, in the U.S. These restructuring expenses also included the expenses, which were recorded at fiscal year-end, for the resignation by mutual agreement of Dr. Klaus Warning from his Board of Management mandate.

We incurred the following restructuring expenses by business area : CG business area with €8.4 million (2003: €6.4 million) attributable to expenses for headcount reduction and asset write downs in Poland, Italy, Germany and Spain; GS business area with €1.6 million (2003: €3.7 million) largely the result of the partial closure of a plant in the U.K.; SGL Technologies business area with €1.4 million (2003: €1.8 million) in relation to write-down of assets in the U.S.; and other expenses recorded within corporate costs totaling €8.3 million (2003: €0.2 million) mainly in connection with the planned or completed sale of two U.S. locations (€4.9 million) and expenses in connection with the resignation of a member of the Board of Management (€1.7 million).

Profit (loss) from operations

Profit from operations increased by 165% from €22.3 million in 2003 to €59.0 million in 2004. All three business areas of the continuing operations contributed to this improvement. In addition to favorable developments of prices and volume, mainly the savings generated by the Group-wide improvement initiative SGL Excellence and the newly established improvement program for administrative functions named SGL Ten were the main factors contributing to the growth in earnings. Total gross savings of approximately €36 million were realized during 2004. After deducting the restructuring expenses of €19.7 million net savings totaled €16 million.

Profit from operations in the Carbon and Graphite business area increased by 40% from €61.5 million in 2003 to €86.4 million in 2004. This increase was attributable largely not only to price and volume effects, but also to cost reductions within the SGL Excellence efficiency enhancing program. Restructuring expenses for headcount reductions and depreciation of fixed assets in Italy and Poland of €8.4 million contrasted with savings of approximately €25 million during fiscal year 2004. On balance, the net cost reductions thereby amounted to approximately €17 million. The cost per metric ton of graphite electrodes produced was cut by approximately 9% in 2004. In the Specialties business area (including the process technologies business) the profit from operations increased from €12.2 million in 2003 to €13.9 million in 2004 due to marked volume growth, significant cost reductions, and structural changes. Special effects on the 2003 profit are attributable to the invoicing of one large process technology project that had generated an additional €6 million profit contribution in 2003 and the sale of the electrical contact business that had generated additional income of around €2.8 million in fiscal year 2003. Beside the cost reduction measures initiated under the SGL Excellence program, further restructuring initiatives generated overall savings

Back to Contents

of approximately €8 million in 2004. These savings were partially offset by expenses of €1.6 million resulting from the shutdown of machining capacities in the U.K. and the transfer of these activities to locations in Poland and Germany. In the SGL Technologies business area, the loss from operations decreased by 24.3% from €14.0 million in 2003 to €10.6 million in 2004. In 2004 most areas of SGL T – with the exception of the brake discs segment – realized improved earnings in line with original projections. The primary reason for the business area’s continued losses was the expenses incurred in connection with customary preparatory work for new projects in the civilian and military aerospace industries, which will not generate income before 2005 or 2006. One example of such projects is a large order for the Airbus 380. We also incurred additional start-up costs for our carbon-ceramic brake discs, primarily in connection with the expected accelerated transformation of the pilot plant for carbon-ceramic brake discs at our Meitingen location to large-scale production. These costs include expenses for process and quality development and for production plant planning and design, with a total amount of €3 million in development costs being capitalized. As part of the SGL Excellence program, we reduced costs by approximately €3 million in 2004. Expenses for restructuring measures resulted from non-cash corrections in carrying amounts in the United States totaling €1.4 million.

Net financing costs

The net financing costs of our continuing operations decreased from €73.7 million in 2003 to €61.9 million in 2004. The improvement in the net financing costs is primarily attributable to the costs of the former refinancing package totaling €16.1 million, which had been recorded entirely to expenses in fiscal year 2003. A total of €3.8 million was expensed during the fiscal year for the successfully completed new refinancing in 2004. IFRS provisions require that we expense the 2004 cash costs of our corporate bond issue as well as costs of the new syndicated credit and guarantee lines, in line with the individual terms of the instruments. Interest on borrowings and other interest expenses increased by €8.2 million to €35.1 million in 2004 (2003: €26.8 million). This development was primarily attributable to the rise in the average interest rate from 4.7% in 2003 to 6.3% in 2004 in connection with the corporate bond component of the refinancing package, which pays 8.5% interest. Foreign currency valuation and foreign currency exchange rate hedging of liabilities arising from antitrust proceedings entailed non-cash expenses of €2.7 million in 2004 (previous year: non-cash income of €0.2 million). The expenses resulted from updated market forecasts affecting the measurement of hedging instruments.

Income taxes

The income tax expense for fiscal year 2004 resulted mainly from tax expenses of foreign subsidiaries. The partial capitalization of deferred tax assets for loss carry-forwards in the United States and in Germany could only partly compensate the current income tax expense. During 2004, the group only recognized in part the high, tax-deductible losses that resulted in Germany from the refinancing measures as well as the sale of the surface protection business. This was largely attributable to the amount of our tax loss carry-forwards, which are usable without restriction, exceeding the expected income resulting from the tax group in Germany over the next four years, and to the recently enacted tax legislation concerning minimum taxation rules. A comprehensive tax optimization program has been agreed and will be implemented during 2005.

Net income(loss) from continuing operations

Net loss from continuing operations decreased by €28.3 million to €4.5 million in 2004 (2003: €32.8 million).

Net loss from discontinued operations

In the consolidated statements of operations, we reclassified the surface protection business as a discontinued operation for 2004 and for the previous years. For the fiscal year 2004, surface protection posted a net loss of €81.8 million. This loss was comprised by a loss from the sale of this business (mainly to a write-down of assets) and the accumulated loss for the year of €21.0 million (2003: €23.4 million).

Back to Contents

Net loss

Overall, our consolidated net loss for the year increased to €86.4 million (2003: €56.5 million). Loss per share reached €(1.66) (2003: €(2.55)) .

Inflation

During the past three years, the effects of inflation on our operations in Germany and other countries have generally been immaterial.

Critical Accounting Policies

The Securities and Exchange Commission issued disclosure guidance for “critical accounting policies.” The SEC defines “critical accounting policies” as those that are the most important to the portrayal of our financial position and results and that require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The preparation of our financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to business combinations, pensions and other post-employment benefits, deferred tax assets, impairment of assets, allowance for doubtful accounts, inventory valuation and obsolescence, litigation and contingencies, restructuring of operations, and tax contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies are the most important to the portrayal of our financial condition and results and require management’s more significant judgments and estimates in the preparation of our consolidated financial statements.

Accounting for Business Combinations

During the past years, we have completed several significant business combination transactions.In the future, we may continue to grow our business through business combinations. We accounted for our past combinations using the purchase method. Accounting for business combinations, by the purchase method, is complicated and involves the use of significant judgment.

Under the purchase method of accounting, a business combination is accounted for at a purchase price based upon the fair value of the consideration given, whether it is in the form of cash, assets, stock or the assumption of liabilities. The assets and liabilities acquired are measured at their fair values, and the purchase price is allocated to the assets and liabilities based upon these fair values. Fair values are recognized, and any remaining excess of cost of acquisition over net assets acquired is recognized as goodwill. IFRS requires that goodwill be tested for impairment at the cash generating unit level. The fair value of the cash generating unit is compared to the book value including goodwill. In order to determine the fair value of the cash generating unit, significant management judgment is applied in order to estimate the underlying discounted future free cash flows. In the case, that the fair value of the cash generating unit is less than its book value, the difference is recorded as an impairment. In 2005, 2004, and 2003 no goodwill was impaired based on the present value of estimated future cash flows. The actual cash flows may differ significantly, thereby requiring an impairment in later periods.

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

Back to Contents

Pension and post-retirement benefit accounting

Our pension benefit costs and credits are determined in accordance with actuarial valuations, which rely on key assumptions, including discount rates and expected returns on plan assets. We determine the market-related value of plan assets for the SGL pension funds based on the fair value of plan assets in each fund at their measurement dates. Due to the underfunded status of certain pension plans at their respective measurement dates, an additional minimum liability is recorded in other comprehensive income. Our postretirement benefit costs and credits are determined in accordance with actuarial valuations, which rely on key assumptions, including discount rates, and increase or decrease in health care trend rates. The discount rate assumptions reflect the rates available on high-quality fixed-income investments of appropriate duration at the measurement dates of each plan. The expected return on plan assets assumption is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. Other key assumptions for our pension and postretirement benefit costs and credits are based in part on current market conditions. Pension and related postretirement benefit costs or credits could change due to variations in these underlying key assumptions. Under IFRS, we included €13.5, €13.3 million and €14.0 million of interest costs associated with our provision for pension and similar obligations in interest expense in 2005, 2004 and 2003, respectively.

Deferred Tax Assets

Deferred income taxes are recognized for the tax consequences in future years for the differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

Deferred tax assets from tax loss carry-forwards are uniformly recognized in the IFRS consolidated financial statements on the basis of a rolling projection of the estimated earnings to be taxed at the level of individual subsidiaries or on the level of tax groups. Uncertainties about certain planning assumptions and other underlying conditions are taken into account. Based on the restructuring measures taken, the disposal of the lossgenerating Surface Protection business, the significant reduction of the net debt and the improved economic market environment for our business segments, we assume that the capitalized deferred tax assets on loss carry-forwards can be utilized in the future. Out of the loss carry-forwards in the U.S. and Germany, we have capitalized deferred tax assets according to our estimate of their expected future utilization. As in the past, we did not recognize deferred tax assets on the losses we incurred in the United Kingdom. In total we have capitalized tax loss carryforward as deferred tax assets amounting to €87.6 million as of December 31, 2005. The amounts capitalized are based on estimates and assumptions about the impact of tax planning strategies and future earnings. The actual results may differ significantly, thereby requiring a valuation allowance in later periods.

Impairment of assets

We review the carrying values of property, plant and equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the fair value of an asset is less than its carrying value. For assets to be disposed of, an impairment loss is recognized when the fair value of the asset, less costs to dispose, is less than the carrying value of the asset. The fair value of the assets is generally based on discounted estimated cash flows using annual pre-tax rates of 8% to 11%. The estimates reflect our assumptions about selling prices, production and sales volume levels, costs, and market conditions over the estimated remaining operating period which can range from three months to over fifteen years. If our assumptions related to assets to be held and used are inaccurate, additional write-downs may be required in the future. If estimates of fair value less costs to sell are revised, the carrying amount of the related assets is adjusted, resulting in recognition of additional expense or income (but only up to the original cost of the asset less depreciation that should have been recorded had no impairment been recognized).

Back to Contents

Allowance for doubtful accounts

Each quarter we review the balances of or accounts and other receivables and determine the necessary bad debt reserve based on the probability of potential default.

If circumstances change for example, if the rate of default is higher or lower than expected or if a major customer’s ability to meet its financial obligations to us changes unexpectedly and materially, our estimates of the recoverability of amounts due to us could be reduced or increased by a material amount.

Inventory valuation and obsolescence

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

At December 31, 2005, we reported inventory of €280.6 million. Each quarter we review the inventory and make an assessment of the realizable value. There are many factors that management considers in determining whether or not a reserve should be established. These factors include the following:

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

Litigation and Contingent Liabilities

Antitrust and competition matters

We have accrued amounts for estimated settlements of antitrust actions pending against us as of December 31, 2005. Computing our future liability for pending antitrust actions requires us to make judgments as to the probable outcome of litigation, future settlements and judgments to be paid for open claims. We estimate the cost of final judgments by reviewing the probable outcome of pending appeals with our legal counsel. If the actual cost of settlements and final judgments differs from our estimates, our reserves for open claims may not be sufficient. Any such deficiency would be a loss that we would be required to recognize at the time it becomes reasonably estimable.

Litigation

We are currently involved in other legal proceedings resulting from the antitrust investigations and settlements. As discussed in Note 21 of our consolidated financial statements as of December 31, 2005, we have accrued an estimate of the probable costs for the resolution of these claims. Attorneys in our legal department specializing in litigation claims monitor and manage all claims filed against us. Our management estimates probable costs related to these claims in consultation with outside legal counsel who are defending us in these actions. We base our estimates on an analysis of potential results, assuming a combination of litigation and settlement strategies. We attempt to resolve claims through mediation and arbitration where possible. If the actual settlement costs and final judgments, after appeals, differ from our estimates, our future results may be adversely affected.

Back to Contents

Restructuring of operations

When required, we record restructuring charges incurred in connection with consolidation or relocation of operations, discontinued businesses, or shutdowns of specific sites. These restructuring charges, which reflect management’s commitment to a termination or exit plan are based on estimates of the expected costs associated with site closure, legal and environmental matters, demolition, contract terminations, or other costs directly related to the restructuring. If the actual cost incurred exceeds the estimated cost, an additional charge to earnings will result. If the actual cost is less than the estimated cost, a credit to earnings will be recognized.

Given the complexity of estimates, actual expenses could differ from management’s estimates. If actual results are different from original estimates, we will record additional expense or income in the statement of operations.

For years ended December 31, 2004 and prior years, we had presented expenditures for restructuring costs separately in the statement of operations. Beginning in 2005, we discontinued this presentation and began including restructuring expenses as part of other operating expenses. For comparability, amounts for prior years were adjusted to conform to the 2005 presentation. Expenses associated with the divestiture of the Surface Protection business, in fiscal year 2004 are a component of discontinued operations.

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

In accordance with IFRS, any negative goodwill resulting in a business combination as an excess of the acquirer’s interest in the fair value of the indentifiable assets and liabilities over the cost of the acquisition is presented as a deduction from the assets of the reporting enterprise, in the same balance sheet classification as goodwill, and recognized in the income statement over its remaining estimated useful live. Accordingly, under U.S. GAAP an excess of the acquirer interest in the fair value of the identifiable assets and liabilities over the cost of the acquisition was allocated to reduce proportionately the values assigned to non-current assets. The remainder of the excess over costs (“negative goodwill”) was classified as a deferred credit. As of January 1, 2002 these amounts were written off and recognized as the effect of a change in accounting principle. Subsequent to January 1,

Back to Contents

2002 under U.S. GAAP any negative goodwill arising from a business combination is recognized as income immediately.

Internal Use Software, Intangible Assets and Interest Capitalization on Tangible Fixed Assets

Statement of Position (SOP) 98-1 (“Accounting for the Costs of Computer Software developed or obtained for internal use”) provides U.S. GAAP guidance on accounting for the costs of computer software developed or obtained for internal use. Under U.S. GAAP overhead costs should not be capitalized as costs of internally developed software while under IFRS directly allocated overhead costs are allowed to be capitalized. During the year ended December 31, 2004 and 2003 the SGL Carbon Group capitalized software costs in the amount of €2.9 million and €4.2 million, respectively under U.S. GAAP.

Under IFRS development expenses can be capitalized if future economic benefits will flow to the company. In 2004 SGL capitalized development cost of €2.9 million for its ceramic disc brake. U.S. GAAP does not allow the capitalization of such costs. Accordingly a reconciliation difference of €2.9 million exists at the end of 2004. In connection with the cooperation agreement with Audi we expensed the capitalized development costs under IFRS, whereas under US-GAAP the amount was already expensed in 2004 and accordingly an additional reconciliation difference exists.

U.S. GAAP requires the capitalization of interest costs as part of the historical cost of fixed assets requiring a period of time to construct. Per IFRS benchmark treatment, interest cost (“Borrowing Costs”) should be recognized as an expense in the period in which they occur. The company has elected to use the IFRS benchmark treatment, which results in a reconciliation difference to U.S. GAAP for the capitalization of borrowing costs. During the years ended December 31, 2005, 2004 and 2003 the SGL Carbon Group did not capitalize interest under U.S. GAAP. The years 2005, 2004 and 2003 include amortization of previous capitalized interest of €0.3 million, €0.3 million and €0.8 million respectively.

Inventory

IAS 2 “Inventories” identifies two alternatives as valuation methods, the first in, first out (FIFO) method and the weighted-average cost method. In valuing inventories for IFRS reporting, we have elected to apply the weighted average cost method.

Certain pre-production expenses incurred by one of our U.S. subsidiaries did not meet the requirements as specified under EITF 99-5 (Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements). Under EITF 99-5 costs to perform certain services related to the design and development of the products it will sell under long-term supply arrangements and costs to design and develop molds, dies, and other tools that will be used in producing those products should be expensed as incurred, unless they are reimbursed. Accordingly we recorded an U.S. GAAP adjustment of €0.3 million in 2003, that remained unchanged in 2004 and 2005.

Pension Provisions

Under IFRS, pension costs and similar obligations are accounted for in accordance with IAS 19, “Employee Benefits”. For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87 “Employers’ Accounting for Pensions” and the disclosure is presented in accordance with SFAS No. 132 “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”. IAS 19, as we apply it, is substantially similar to the methodology required under SFAS No. 87. The adjustment between IFRS and U.S. GAAP comprises amortization of the unrecognized transition obligation over the remaining average service lives of employees and the recognition of an additional minimum liability under SFAS No. 87, which is not required under IAS 19. Under IFRS, changes in the market value of plan assets are recognized in the calculation immediately; under U.S. GAAP they are deferred over five years. The interest component of additions to the pension provision is shown as an expense in the financial result under IFRS, which is below operating profit, while under U.S. GAAP it is included in operating profit.

Back to Contents

Incentive Plans

As of January 1, 2005 the SGL Group adopted IFRS 2 “Share-based payment”. IFRS 2 deals with accounting for share-based payment transactions, including grants of share options to employees and specifies the financial reporting by an entity when it undertakes a share-based payment transaction and requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. The IFRS was applied retrospectively on all share-based payments granted since November 7, 2002, that still existed when the standard became effective and required comparable information to be restated. This also includes a restatement to the opening balances of the retained earnings in the earliest period presented. IFRS 2 is similar to the accounting under FAS 123(R). All prior years under IFRS as well as the U.S. GAAP adjustments had to be restated, because the retrospective implementation of IFRS 2 also impact the US-GAAP adjustments for all prior years. Because of the application of IFRS 2 in 2004, the equity had to be restated by €1.8 million as of January 1, 2004.

The SGL Carbon Group provides a bonus compensation for certain employees meeting specified performance targets. The bonus is satisfied in form of cash for management and in form of SGL Carbon stock for all other employees. The numbers of shares given to the employees is calculated by dividing the bonus amount by the market price of the shares. Previously the expense in the income statement was recognized using the nominal value (€2.56) of the shares. After adoption of IFRS 2 we expense the bonus compensation for all employees using the current market price of the shares. This was adjusted restrospectively for all periods presented.U.S. GAAP matches the cost of the bonus with the period in which the services are rendered.

Restructuring / Early retirement

One of the significant differences between the restructuring guidance under IAS 37, “Commitments and Contingencies” and the relevant U.S. GAAP standards, is found in the criteria for the initial recognition of a restructuring provision. The applicable U.S. GAAP standard is SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” for the year ended 2003, which supersedes Emerging Issues Task Force (EITF) Issue 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” used for all years presented prior to 2003. For employee termination benefits, SFAS 146 and EITF 94-3 require that prior to the date of the financial statements, the benefit arrangement be communicated to employees, including sufficient detail to enable employees to determine the type and amount of benefits they will receive when they are terminated. IAS 37 does not require that the communication to employees be so detailed but rather that the communication simply include the main features of the plan. As a result, there may be situations in which an enterprise following IAS 37 could recognize a restructuring provision before it would be permitted to do so if it were following SFAS 146 / EITF 94-3.

Included in the restructuring expenses are early retirement contracts in Germany, in which only incremental costs under IFRS are recognized once a binding contractual agreement has been entered into. The early retirement contracts in the SGL Group are generally set up according to the block model. During the employment phase the employee works full time although in this period he or she is only paid according to the part-time agreement. By this means, during the employment phase, the employer builds up arrears amounting to the as yet unpaid output that must be accounted for by accruing a provision. Under U.S. GAAP the complete compensation that the employee receives during the released phase are accrued over the employees’ remaining service period. The addition to provisions begins with the commencement of the part-time retiree relationship. Until the employment phase ends or the employee enters the released phase, the total compensation and the total accrued amount that the employee will receive during the released phase must be set aside. Accordingly a U.S. GAAP reconciliation difference of €0.7 million exists as of December 31, 2005.

Back to Contents

Revenue Recognition

Audi and SGL entered into a cooperation agreement in the third quarter of 2005, which targets to develop SGL's existing carbon ceramic brakes technology for mass production. Under IFRS the components of these cooperation agreement were accounted for as separate agreements in order to reflect the economic substance of the transaction as SGL transferred the significant risk and rewards of ownership. Pursuant to paragraph 9 of EITF 00-21, a delivered item is accounted for as a separate unit if 1) the delivered item has value on a standalone basis, 2) there is an objective and reliable evidence of the fair value of the undelivered items, and 3) the customer has a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor. After testing for these conditions two items were seen as one unit for revenue recognition purposes and a determinable period of performance existed from July 2005 to December 2006 and therefore revenue is recognized per ``Proportional-Performance Method'' (SAB 104) ratably over that period of performance. Accordingly the profit of such parts was recognized immediately under IFRS and was deferred under U.S. GAAP.

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

U.S. GAAP Reconciliation

We prepare our consolidated financial statements in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. See “– Significant Differences Between IFRS and U.S.GAAP” as well as Notes 34 and 35 to our consolidated financial statements for a discussion of these differences.

€ (in millions)	2005	2004 restated	2003 restated

Net profit/ (loss) per IFRS	28.2	(86.4)	(56.5)

Goodwill amortization	(0.0)	(0.0)	3.4
Intangible/tangible fixed assets	3.2	(1.5)	(3.6)
Inventory	(0.7)	(0.0)	(0.4)
Pension provisions	0.3	0.9	1.3
Incentive plans	0.0	1.3	0.7
Restructuring /Early retirement	0.7	(1.2)	1.7
Revenue Recognition	(8.9)	—	—
Deferred tax on U.S. GAAP adjustments	0.0	(1.0)	1.0

Net profit/loss per U.S. GAAP	22.8	(87.9)	(52.4)

Under U.S. GAAP our operating profit (loss) for the years ended December 31, 2005, 2004 and 2003 was €94.0 million, €45.4 million and €(2.8) million, respectively, compared to an operating profit (loss) under IFRS for the same periods of €112.8 million, €59.0 million and €22.3 million, respectively. Our U.S. GAAP operating profit in 2005, 2004 and 2003 differed from our IFRS operating profit for the same years, primarily due to differences in goodwill amortization, deferred taxes, provisions, reserves and valuation, as well as differing additions to provisions for pensions. Furthermore, we reclassified the interest component associated with our annual pension provision of €13.5 million in 2005 (2004: €13.3 million; 2003: €14.0 million) as interest expense under IFRS. See Note 34 to our consolidated financial statements for a description of the differences between our IFRS accounting policies and those that would be required under U.S. GAAP.

Back to Contents

Basic profit (loss) per Share in accordance with U.S. GAAP in 2005 was €0.40, compared to €(1.68) in 2004 and to €(2.36) in 2003. Basic loss per ADR in accordance with U.S. GAAP in 2005 was €0.13, compared to €(0.56) in 2004 and to €(0.79) in 2003. Because there was no dilutive effect in 2005 and a net loss in the years 2004 and 2003, the diluted profit or loss per Share for 2005, 2004 and 2003 was identical to the respective profit or loss per Share.

Recent Accounting Pronouncements

U.S. Statement of Financial Accounting Standards (SFAS)

In June 2005, the FASB ratified Emerging Issues Task Force (EITF) Issue 05-5, Accounting for Early Retirement or Post-employment Programs with Specific Features (such as Terms Specified in Altersteilzeit Early Retirement Arrangements). Altersteilzeit (AZT) in Germany is an incentive and benefit program for early retirement. Under this plan, employers are required to recognize a participant’s salary ratably over their remaining employment period. Employer granted bonuses would be accrued ratably over the period commencing with the employee’s entry into the AZT program to the end of their employment period. At the time the criteria to receive them is met, any related government subsidies are accounted for separately from the ATZ benefits. The adoption of EITF 05-5 is not expected to have a material impact on our consolidated financial statements.

In May 2005, FASB issued SFAS 154, Accounting for Changes and Error Corrections – a replacement of APB No. 20 and FASB Statement No. 3 (SFAS 154). This statement changes the requirements for the accounting for and reporting of a change in accounting principle. It applies to all voluntary changes in accounting principle, error corrections and required changes due to new accounting pronouncements, which do not specify a certain transition method. Unless it is impracticable to determine either the period-specific effects or the cumulative effect of a change in accounting principles, SFAS 154 generally requires retrospective application to the prior periods’ financial statements. SFAS 154 also requires that any retrospective application of a change in accounting principle be limited to the direct effects of the change. It also requires that a change in depreciation, amortization or deletion method for long-lived, non-financial assets be accounted for on a prospective basis. In accordance with the effective date for fiscal years ending after June 15, 2005, SGL Carbon has adopted SFAS 154 effective January 1,2005 and it did not have a material impact on our consolidated financial statements.

Back to Contents

International Financial Reporting Standards (IFRS)

IFRS 7, Financial Instruments: Disclosures, requires more extensive disclosure regarding financial instruments. International Accounting Standards (IAS) 32, Financial Instruments: Disclosure and Presentation disclosure requirements were incorporated in IFRS 7 and expanded. In addition to the existing disclosure requirements, information regarding the type and extent of risks stemming from financial instruments in financial statements prepared under IFRS is now required. IFRS 7 is to be adopted for reporting years beginning on or after January 1, 2007. Management does not expect the adoption to have a material impact on our consolidated financial statements.

IFRIC 8, Scope of IFRS 2, clarifies that IFRS 2, Share-based Payment, also includes agreements whereby an entity makes payments for which it does not receive any goods or services or inadequate consideration. If the identifiable consideration is or appears to be less than the fair value of the equity instruments granted or liability incurred, IFRIC 8 interprets this circumstance to indicate that other consideration (i.e. goods or services) has or will be received. Therefore, IFRS 2 is to be applied in such cases. IFRIC 8 is to be adopted for reporting years beginning on or after May 1, 2006 and is not expected to have a material impact on our consolidated financial statements.

We did not consider any other IFRS pronouncements that are scheduled for adoption after December 31, 2005 to be applicable to the activities of SGL covered by this annual report.

Liquidity and Capital Resources

The following is a presentation of our capital resources for the fiscal years ending December 31, 2005 and 2004. On March 16 and 17, 2006 SGL Carbon announced and completed a capital increase of 5,583,529 shares at a price of €15.00 per share, resulting in gross proceeds totaling €83.7 million. The shares were placed with German and international institutional investors. The application of the proceeds from the capital increase is not reflected in the table below.

Overview of Bank Debt And Cash Flows

	Year ended December 31,

(millions of Euros)	2005	2004 restated

Short term debt and current maturities	9.2	66.3
Long term debt	348.9	373.6

Total financial debt	358.1	439.9

Cash and cash equivalents	(93.4)	(67.5)
Restricted cash in “Convert Deposit Account”	(0.0)	(50.1)
Restricted cash for debt repayment from sale of assets	(0.0)	(0.7)

Net financial debt	264.7	321.6

Restricted cash in “Antitrust Deposit Account”	(0.0)	(77.2)

As of December 31, 2005 we had an aggregate amount of €358.1 million financial debt outstanding, consisting of €270 million 8.5% senior notes due 2012 (the “notes”) and €85.4 million outstanding under our syndicated credit facilities (the “Senior Facilities”) and €2.7 million other bank debt.

The notes bear annual interest at 8.5% on their principal amount, with interest payable semi-annually, and mature on February 01, 2012. As of December 31, 2005 the notes traded at 108.5% of their principal amount. At any time prior to February 1, 2007, we may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 108.5% of the principal amount, plus accrued and unpaid interest, with the proceeds of certain equity offerings. We may make that redemption only if, after the redemption, at least 65% of the aggregated principal amount of the notes remain outstanding following each such redemption. On or after February 1, 2008, we may

Back to Contents

redeem the notes at our option, in whole or in part, at a redemption price equal to the principal amount plus a redemption premium, which will be 4.25% as of February 1, 2008 and decline to zero over the remaining term of the notes, plus accrued interest. See also “Additional Information – Material Contracts – 8.5% Senior Notes.”

Our Senior Facilities, which we entered into on February 3, 2004, originally consisted of a German Senior Facility (consisting of Term Loans A, B and C and a multicurrency revolving credit facility) and a U.S. Senior Facility. On September 1, 2005 we repaid our U.S. Senior Facility in the amount of US$111.1 million in full and replaced it in part with an additional USD Tranche in the amount of US$80.0 million under the German Senior Facility. As of December 31, 2005, the German facilities without Term B for the EU funding consisted of an aggregate amount of €127.4 million, of which €85.4 million were outstanding and €42 million were still available for drawings. The €85.4 million outstanding under the syndicated credit facilities as of December 31, 2005 were subject to interest rates of up to 7.4% €13.8 million carried fixed interest rates of up to 7.4% and €74.3 million carried variable interest rates of up to 6.3% . See also “Additional Information – Material Contracts – The Senior Facilities – German Senior Facilities.”

In addition, as of December 31, 2005, we had PLN60 million available under our Polish facility with BNP Paribas Polska S.A. See “Additional Information – Material Contracts – Polish Facility.”

On December 31, 2005 we drew €109.4 million under our Term B facility of €117.7 million.

On September 18, 2005, upon maturity, we repaid in full the remaining €50.0 million of our €133.7 million 3.5% convertible bond due 2005 out of an escrow account entitled “Convert Deposit Account” (in 2004 we had repurchased an aggregate principal amount of €83.7 million of the convertible bond in a voluntarily tender offer at 100.5% of the principal amount, plus accrued interest).

In February 2004 an aggregate amount of €125.3 million was deposited in an escrow account entitled “Antitrust Deposit Account” for the payment of obligations from the North American antitrust penalties and from civil law settlements as well as the fine imposed in 2003 by the European antitrust commission. In 2004, the European fine (€23.9 million) was deposited on an interest bearing escrow account of the antitrust authorities until the closure of the legal proceedings using the funds from the “Antitrust Deposit Account. A total of €24.2 million was paid to the North American antitrust authorities in 2004. In addition to the scheduled payments in March and June 2005 of €7.5 million each, the outstanding liability in the amount of €54.2 million, including currency-hedging costs, was paid in full in August 2005. The residual credit balance on the Antitrust Deposit Account of €8.7 million was used for debt repayment. The restricted cash for debt service in 2004 represents the remaining amount of the proceeds from the Hillsboro sale in the U.S., which was used in 2005 for early debt repayment. The restricted cash was presented separately in the consolidated balance sheet in 2004.

The significant reduction of financial liabilities, the strong cash flow generation and the resulting improvement of the balance sheet structure were rewarded in 2005 by both Moody’s and Standard & Poor’s (S&P) rating agencies. S&P raised its credit rating for SGL Carbon AG from “B” to “B+” with the outlook “Stable”. At the same time, S&P raised its rating of the notes issued by SGL Carbon Luxemburg S.A. from “CCC+” to “B-”. During the reporting year, Moody’s upgraded the rating of the notes from “Caa1” to “B3”.

In March 2006, following the capital increase described in the introductory paragraph above, Moody´s rating of the SGL Carbon Group was raised by one notch from “B1” to “Ba3” with a stable outlook. The rating on secured facilities was increased from “B1” to “Ba3”, and the rating on senior notes of SGL Carbon Luxembourg from “B3” to “B2”.

Back to Contents

The following table summarizes our debt and significant obligations as of December 31, 2005 :

	Maturing in:

		Less than						After
Obligations	Total	one year	2007	2008	2009	2010	2011	2011

	(millions	(millions	(millions	(millions	(millions	(millions	(millions	(millions
	of Euro)	of Euro)	of Euro)	of Euro)	of Euro)	of Euro)	of Euro)	of Euro)
Term Facility A	4.6	2.5	2.1
Term Facility C	13.0	4.7	8.3
Term Facility D	67.8	0.0	0.0	67.8
Senior notes	270.0	0.0	0.0	0.0	0.0	0.0	0.0	270.0
Other bank debt	2.7	2.0	0.1	0.1	0.1	0.1	0.1	0.2

Total bank debt***	358.1	9.2	10.5	67.9	0.1	0.1	0.1	270.2

Acotec guarantees**	9.5	0.0	0.0	0.0	0.0	0.0	0.0	9.5
Letter of Credit Facilities**	109.4	0.0	0.0	109.4	0.0	0.0	0.0	0.0
Purchase obligations**	2.2	2.2
Operating leases**	8.1	1.8	1.5	1.1	1.0	0.9	0.8	1.0
Capital leases **	1.4	0.3	0.3	0.3	0.2	0.2	0.1
Liabilities from tax payments	16.1	16.1	0	0
Other obligations	54.4	54.2	0.2

Total	559.2	83.8	12.5	178.7	1.3	1.2	1.0	280.7

*	$80.0 million converted into Euro at prevailing exchange rate of 1.1797 at balance sheet date.
**	contingent liability –
***	Total bank debt does not include €(16.0) million debt financing costs that were substracted from this amount in the IFRS financial statements

In 2005 we used €69.2 million of the “Antitrust Deposit Account” to pay fines in connection with antitrust proceedings and related costs. We settled all current claims of the U.S. Department of Justice as well as the Canadian antitrust authorities (see “Legal Proceedings”).

In connection with the EU proceedings (see “Legal Proceedings”), the European Commission imposed a fine of €23.64 million on December 3, 2003. We have provided security of €23.6 million plus interest of €0.3 million as cash deposit from the “Antitrust Deposit Account”. In April 2006 we further deposited an amount of €88.9 million, covering the present level of the first fine including interest, in an interest bearing escrow account of the EU antitrust authorities until the final decisions of the courts are made. The other EU fine is secured by a bank guarantee.

Back to Contents

Consolidated cash flows

The following table shows our consolidated cash flows for the continuing businesses (adjusted for currency fluctuations) for the three years ending December 31, 2005:

		2004	2003
	2005	restated	restated

	(€ in millions)
Cash flows from operating activities:
Net profit (loss) before taxes	47.2	(2.9)	(51.5)
(Gain)/loss on sale of property, plant and equipment	(9.7)	(0.6)	0.2
(Gain)/loss on sale of equity investments	—	—	(3.6)
Depreciation and amortization expense	65.1	67.6	71.8
Amortization of refinancing costs*)	5.3	3.8	15.9
Taxes paid	(22.6)	(14.2)	(4.4)
Changes in provisions, net	13.0	16.3	25.1
Change in working capital, net of changes in basis of consolidation:
Inventories	(10.1)	(4.0)	0.3
Trade receivables	(8.2)	0.9	(31.2)
Trade payables	(4.8)	3.5	(4.1)
Other operating assets/liabilities	12.5	27.0	13.3

Cash provided by operating activities before payment of antitrust fines	87.7	97.4	31.8
Payments relating to antitrust proceedings	(70.2)	(52.0)	(14.9)
Thereof from Cash escrow accounts	(69.2)	(49.6)	0.0

Cash provided by (used in) operating activities	17.5	45.4	16.9

Cash flows from investing activities:
Acquisition of property, plant and equipment and intangible assets, excluding goodwill	(44.7)	(46.3)	(43.9)
Proceeds from sale of property, plant and equipment and intangible assets	16.1	4.5	1.5
Cost of acquisitions	(2.3)	(0.8)	(1.7)
Proceeds from sale of non current financial assets	0.3	2.0	5.7

Cash used in investing activities	(30.6)	(40.6)	(38.4)

Cash flows from financing activities:
Repayment of fincancial liabilities from cash escrow accounts	(58.9)	(89.3)	—
Net change in financial liabilities	(33.8)	38.6	60.5
Payments in connection with refinancing*)	(0.8)	(23.9)	(15.9)
Dividends paid	—	—	—
Net proceeds from capital increase	2.5	244.1	1.0

Cash provided by financing activities	(91.0)	169.5	45.6

Cash used/provided from discontinued operations	0.0	(24.6)	0.7

Effect of foreign exchange rate changes	2.0	(0.3)	(0.3)

Net increase (decrease) in cash and cash equivalents	(102.1)	149.4	24.5
Cash and cash equivalents at beginning of year	195.5	46.1	21.6
(thereof Cash escrow accounts )	(128.0)	(0.0)	(0.0)

Cash and cash equivalents at end of year	93.4	195.5	46.1

(thereof Cash escrow accounts )	(0.0)	(128.0)	(0.0)

*	We reclassified the payments for refinancing costs for 2003, which were fully amortized in 2003, to the Cash Flow from Financing activities to be comparable with 2004.

Back to Contents

Operating cash flows

Our cash provided (used) by operating activities from continuing businesses) before payments of antitrust fines and adjusted for currency effects totaled €87.7 million in 2005, compared to €97.4 million in 2004, a net decrease of €9.7 million. This is due primarily to the fact that in 2005 we had two interest payment dates for our notes, which resulted in payments of around €23.0 million, compared to only one payment date with interest payments of approximately €11.5 million in 2004. Furthermore, our tax payments of €22.6 million were significantly higher than in the previous year (€14.2 million) due to higher pre-tax income in 2005. In addition, at €23.1 million in 2005, the increase in our working capital after adjusting for foreign currency changes was more than the previous year’s value of €0.4 million as a result of the considerable increase in business activity. The working capital development in 2003 was influenced by the termination of sale of accounts receivables. In 2005 we repaid all outstanding fines to settle the DOJ and Canadian antitrust liabilities, including accrued interest thereon, earlier than scheduled. In 2004 we paid the DOJ and Canadian antitrust liabilities as scheduled and provided security of €23.6 million plus interest of €0.3 million as cash deposit from the “Antitrust Deposit Account” to the European Commission for the fine imposed in 2003.

Non-cash expenses for depreciation and amortization of non-current assets decreased slightly from €67.6 million in 2004 to €65.1 million in 2005. The depreciation and amortization of €71.8 million in 2003 includes goodwill amortization of €2.3 million, which was discontinued in 2004 due to the first time application of new IFRS rules. Expenses related to restructuring programs (initiated in prior years) and other measures to improve efficiency and optimize costs resulted in a total expense of €20.8 million during 2005. Included in this amount was the gradual relocation of our carbon electrode production of the CG Business Area from Italy to Poland, the related personnel measures (a headcount reduction of 112 employees) and the write down of the remaining fixed asset book value at the Ascoli, facility in Italy. By the end of 2005, the announcement of this measure along with the written agreements were completed. An additional focus of these measures during 2005 was the conclusion of further partial retirement agreements and direct gratuity payments in Germany. Restructuring expenses in 2004 amounted to €19.7 million, consisting mainly of personnel redundancies and the write-down of residual book values in Poland, Italy and Germany. In addition, a small plant in the UK was closed and non-cash write-downs were made in the USA. The non cash expense for restructuring expenses in 2005 and 2004 were €11.6 million and €9.1 million, respectively.

Investing cash flows

Cash used for investing activities amounted €30.6 million in 2005, compared to €40.6 million in 2004 and €38.4 million in 2003. Following the completion of SGL T’s major capital expenditure programs, we continued to streamline capital expenditures in property, plant and equipment as planned. Capital expenditures for property, plant and equipment increased slightly from €37.7 million in 2004 to €39.4 million in 2005. Significant additions related to capital expenditures for replacements in our plants in Germany, the United States, Poland and Spain. Compared to the 2005 depreciation expense of €60.7 million, capital expenditures for the year, at €39.4, were lower by €21.3 million. Capital expenditures relating to intangible assets decreased by €3.5 million to €5.3 million in 2005, primarily due to the finalization and implementation of our new Group-wide common IT platform based on SAP (SGL ONE). For the years ending December 31, 2004 and 2003, we spent approximately €5.9 million and €9.3 million, respectively for the implementation of the IT platform. The new system was successfully implemented in our companies in Italy and Poland in 2005. For financial assets we spent €2.3 million in 2005 compared to €0.8 million in 2004.

Proceeds from the sale of property, plant and equipment and intangible assets increased to €16.1 million (2004: €4.5 million), which includes the cash provided by the cooperation agreement with Audi and the sale of non-operational real estate.

Financing cash flows

Our liabilities to banks and bondholders decreased significantly in 2005 by €92.7 million from €439.9 million at the end of 2004 to €358.1 million excluding the netting of capitalized debt financing costs of €16.0 million and currency impacts of €10.9 million. We used the funds in the “Convert Deposit Account” and “Antitrust Deposit Account” of €58.9 million and cash at hand of

Back to Contents

€33.8 million to repay the debt of €92.7 million. As scheduled, we repaid €10.0 million of our Term loan A, €4.7 million Term loan C and repaid one installment under our old U.S. Senior Facility in the amount of €0.5 million. In September 2005 we used €27.5 million to replace the U.S. Senior Facility with an additional USD Tranche under our German Senior Facility with a reduced commitment of USD 80.0 million.

We made payments in connection with our refinancing in the beginning of 2004 of €0.8 million in 2005 and €23.9 million in 2004.

We also received approximately €2.5 million in 2005 and €1.0 million in 2004 in connection with the issuance of shares to current and former employees and managers who elected to exercise stock options during those years or who were included into the German share bonus plan for tariff employees.

SGL Carbon AG has not distributed dividends since 1999. The payment of future dividends will be dependent on our earnings, the terms of our syndicated credit facility agreement, our financial condition and cash requirements, general business conditions in the markets in which we operate, legal, tax, and regulatory considerations and other factors. See Item 10, “Additional Information –Material Contracts”

Discontinued operations

Discontinued operations for 2004 are shown in the cash flow statement as a net cash outflow of €24.6 million. For the discontinued operations, cash used in operating activities amount to €23.9 million, cash used in investing activities to €0.4 million, and cash used in financing activities to €0.3 million.

Research and Development, Patents and Licenses, etc.

Faced with the need to achieve a better return on our R&D investments and to further improve the alignments of R&D activities with the business strategies, we optimised our R&D organization and activities in 2005. The former de-centralized business unit development activities were combined into one centralized R&D operation to ensure improved communication, better knowledge sharing and the potential to create innovations that a centralized organization can provide. The new center of Technology & Innovation (T&I Group) is located at our facility in Meitingen, Germany. Furthermore specific research and development activities are carried out at the US sites in Gardena and Valencia/California as necessary. We conduct research and development activities, both independently and in conjunction with suppliers to explore new market potentials and prepare business cases for Business unit approval. In addition, we prepare commercial projects with high profit growth potential, transfer new business proposals for new project generations and support all business directions in technical market discussions.

Supported by the development department of the business areas and the well educated technical staff in our manufacturing facilities, development activities are a full integrated part of the SGL Group’s organization. As a consequence we are able to adapt our products quickly to the changing requirements of the markets in which we compete and also successfully enter into new product segments.

Our recently developed large diameter graphite electrodes, for use in ultra high power (UHP) furnaces which contribute to a more efficient and cost effective steel process, are the standard in the steel producing industry. We have meanwhile implemented the second generation of these electrodes, applying specific raw materials for customer’s furnace requirements. Moreover the 32-inch (800 mm) diameter electrode, for use in direct current mills is recognized as break-through in the industry, resulting in the world leading market position. In the automotive application arena we succeeded in extending our leading position as ceramic brake disc supplier by applying improved process technologies and material developments. In addition the effort to co-operate closely and continuously with key customers during the improvement process, the use of Six Sigma methodologies ensures a superior level of product and service quality. We sponsor educational and informal programs for our customers and create problem solving teams to improve customer’s value creation.

Our activities in the new product development area concentrate on high-tech innovations with substantial growth potential fitting with the SGL portfolio. Time to market and early profitability are

Back to Contents

important criteria for project selection. Our search for new product development focuses on the growth markets such as the energy, semiconductor, automotive and environmental markets. Our primary focus in the automotive market is currently the ceramic brake discs for cars, carbon components for lithium batteries and fuel cells supporting latest developments of hybrid car concepts. We are also increasing efforts to market non-sealing application for our expanded graphite materials and implement carbon fibre “prepregs” for composite applications in the alternative energy generation markets.

Further R&D projects in 2005:

CG: Cost reduction and value creation for customers

The further optimization of processes to reduce our manufacturing costs and the continuation of our SGL Excellence program had an important impact on the fiscal year 2005. We assisted our customers and suppliers to improve their value added production, based on the utilization of our products and their raw materials. The use of enhanced modeling supported the energy consumption optimization, especially in the area of thermal processing. In a series of extensive tests with our customers, we investigated the potential of latest raw material developments for specific applications with our customers and transferred the field results to product improvements. Our focus here was on product performance consistency, secure suppliers and efficient raw material utilization.

Using our application model for electric steel processing, developed especially for our customer’s processes optimization, we supported them in achieving higher productivities with the application of larger graphite electrodes. We supported the market implementation of a new graphitized cathode with lower consumption, thus impacting our customers’ return on their aluminium smelter investments.

We further thermally optimized the microporous stone for the most heavily used part of the blast furnaces and supported its market launch. This product will significantly extend the lifetime of current blast furnaces, resulting in improved return on investments for our customers.

S: New and improved materials for engineering solutions

We explored and tested new isotropic cokes, as a second source of raw materials, for various mechanical applications to ensure the efficient and consistent production of our products. We made these materials available to our customers during the fiscal year. An example of this progress is the sale of shut off valves for vacuum pumps with improved abraison resistance, which ensures prolonged lifetimes in our customer’s application. In the area of composites, we developed monolithic heating elements with higher purity as well as tailored carbon-fibre re-enforced heating elements with highest purities, enabling the semiconductor industries to produce the highest purity silicon. We also developed specific pure graphite materials to accommodate the construction needs of pebble bed reactor supporting the nuclear energy industry with safe generation technology. Our in-house development of rigid graphite felt, as a substitute for our former felt product, used as an insulating material in the construction of high-temperature furnaces was widely accepted by our customers as a substitute for our former felt product.

SGL T: Innovative solutions for energy, automotive and enviromental applications

Energy storage systems to control air-conditioning

Air-conditioning systems using latent heat storage, developed in prior years, were further improved and prepared for the market. Energy storage modules were optimized using highly-treat-conductive graphite structures ensuring the storage and release of cold on a daily specific cycle.

Innovative wet frictions for automotive application

Increasing torque in modern cars results in an increasing demand on friction linings for clutches and syncro-mesh rings. With our latest material improvements based on carbon-fibre reinforced linings, we set new standards for market requirements, such asconstant friction at low abraison level and superior oil resistance.

Back to Contents

Improved graphite foil meeting leakage criterias of the Association of German Engineers (VDI)

Graphite foils are used for various sealing applications. With our latest developments and improvements, we were able to reduce the gas diffusion significantly meeting the high criterias of VDI. This improvement will contribute to our position as the market leader.

Trend Information

Global economic growth set to continue

Economists forecast that the global economy will continue to expand in 2006 and 2007 and that, the pace of growth will be comparable to the 2005 level. The International Monetary Fund (IMF) forecasts global growth of 4.3% in 2006. In 2006, the economic growth centers are expected to remain in the countries of Asia and Central and Eastern Europe. In China, for instance, the State Planning and Development Commission anticipates a GDP growth of between 8.5% and 9.0% . For Russia, experts at the Organization for Economic Cooperation and Development (OECD) expect growth of 5.7% . The high price of raw materials is expected to have a dampening effect on growth rates in the USA (+3.5%) and Japan (+2.0%) . OECD experts are, however, more optimistic about the euro zone, forecasting growth of 2.1% . The key factor in the positive development of the euro zone are the expected improvements in the German economy. The Ifo Institute forecasts a growth potential of 1.7% for 2006, based on the continued strength of the export economy and, for the first time in years, positive signs for domestic demand.

The OECD also forecasts excellent opportunities for further economic growth in 2007, estimating a potential of 2.9% for all the industrialized member countries. While the USA anticipates growth of 3.3%, the forecasts for Japan (+2.0%) and the EU (+2.2%) are more conservative. Growth for Germany is expected to be 1.7% . The dynamism of the Chinese economy should remain high with a growth rate of +9.5% . Due to the anticipated increase in output, Russia can also look forward to growth of 5.3% .

According to the IMF and OECD, their forecasts could be affected mainly by a further sharp increase in raw material prices, a significant deterioration in the trade balance situation, especially in the USA, and strong sudden fluctuations in the most important exchange rates. High increases in long-term interest rates and a reversal of the current positive price performance on the capital and property markets would also lead to adverse international conditions.

Driven by encouraging expert opinions on the global economy, the key customer industries for SGL Carbon should also enjoy continued growth in 2006 and 2007. The outlook for the steel industry remains favorable. IISI, the international steel association, expects that the global demand for steel will rise by 4% to 5% in 2006. In the long term the experts are also optimistic; for instance, Deutsche Bank predicts that global production of crude steel will increase by 5% per year until 2015. In the automotive industry, the consistently high backlog demand in Asia and the stable demand in the Western industrialized nations should deliver a growth of around 4% to 68 million vehicles. The outlook for 2006 is also positive for the chemical industry, with the German Chemical Association (Verband der Chemischen Industrie, VCI) anticipating expansion of the industry by 2.5%. According to Deutsche Bank, global chemical sales should increase to €2,380 billion by 2010 (2005: €1,865 billion). Aircraft manufacturers are expecting 2006 to be a good year, albeit below the record levels of 2005. According to a study by the investment bank CSFB, the carbon fiber market will enjoy double-digit growth in the next few years, driven mainly by the demand from the aviation industry. Due to increasing cost sensitivity in the USA, the high defense spending is expected to decrease in 2006 and 2007. However, the energy sector should benefit from continued rises in global energy consumption due to the economic situation.

Stable development projected for Carbon and Graphite Business Area

The economic tailwind expected by industry experts for the steel sector in 2006 should also have a limited effect on the Carbon and Graphite Business Area, given that production for graphite electrodes was already at good capacity levels in February 2006. Our priority in 2006 is to implement price increases, which might be taken in precedence over volume in individual cases. This could result in the total volume of graphite electrodes sold being slightly below the record level of 2005. Based on the development so far, we expect the sales and price situation of cathodes to develop favorably,

Back to Contents

owing to the anticipated improvement in the development of the aluminum industry. Volumes and prices of carbon electrodes are expected to stabilize at a low level in 2006. For furnace linings, we expect another excellent year, with a high utilization of our capacities. Where costs are concerned, we expect that CG will continue to be adversely affected on the raw materials and energy side in 2006, although this has been reflected in our price adjustments. Due to the efficiency-enhancing programs of recent years, we expect to see further cost savings in 2006, barring any unforeseen price developments. We largely hedged our European plants’ expected net USD position from invoiced deliveries and raw material purchases. In view of this situation, we anticipate a stable sales development and continued growth in earnings for CG in the fiscal year 2006.

Specialties continue to prosper

The positive trend in our key customer industries should produce a further increase in demand in the Specialties Business Area. In Asia in particular, where we have considerably increased our presence in recent years, above-average growth rates are possible. Also, the first sales revenues are expected from the major order with the South African nuclear technology firm PBMR. In contrast, business in the euro zone is expected to stagnate in 2006. Due to the acquisition of a number of major projects, we anticipate an increase in business activity for Process Technology. The expansion of our production activities in Shanghai (China) and Pune (India) are also expected to have a positive result. We intend to offset the expected cost increases for raw materials and energy by selective price increases. Further cost improvements also favorably influence earnings, so that on the whole, we anticipate moderately rising sales figures and a more than proportional growth in earnings for the Specialties Business Area.

SGL Technologies ahead of important strategic steps

For the SGL Technologies (SGL T) segment, 2006 will be a year of further important strategic decisions. We intend to intensify our focus in areas where we can achieve the highest growth rates and profitability in the medium term. In carbon fibers, the markedly improved capacity utilization as a result of the partnership with Mitsubishi Rayon, concluded in 2005, is expected tohave a positive effect. Furthermore, industry experts anticipate strong growth in the carbon fiber market, principally due to a surge in demand from the aviation industry. In carbon-ceramic brake discs, our partnership with Audi should deliver further increases in sales revenues, although the associated expenses for the planned serial production are set to continue in 2006. New applications and significant increases in demand from Asia should support revenues in our expanded graphites and industrial composites. As a result of a full order books, the structural and component business in the aviation and aerospace technology industry is also starting on a sound basis. Subject to strategic and structural changes, we expect a further increase in sales revenues for the SGL T Business Area combined with a positive contribution to operating earnings.

Further improvement in Group earnings expected

In view of the encouraging economic conditions and the confidence in the majority of our customer industries, and assuming that exchange rates remain stable and that no unpredictable events occur, SGL Carbon is by all means optimistic for 2006. Once again, we expect consolidated sales revenue to slightly exceed the 2005 level. EBIT should rise at a disproportionately higher rate compared to the growth in sales revenue, albeit not as high as in 2005. In view of the moderate improvement in the net financing costs and currently not visible significant restructuring expenses, profit before and after taxes should reach a higher rate of increase than EBIT. The same applies to the earnings per share. This development would have a positive impact on cash flow, which we intend to use to further reduce net debt. The equity ratio is expected to increase further in 2006, subject to uncertainties regarding the payments of the outstanding antitrust proceedings in Europe.

Procurement and production

In 2006, consistently high raw material and energy prices will again burden the cost structure, increasing once more by double digits over 2005. However, we have already considered this factor in the price negotiations with our customers. In view of the long-term supplier relationships, we do not anticipate bottlenecks on the procurement side in 2006, despite the high demand.

Back to Contents

Liquidity and capital resources

Thanks to the current financial framework and the anticipated positive development in cash flow and net debt, we currently expect to have sufficient funds to cover peak financial requirements in the course of the year.

Increase in capital expenditure in 2006

At up to €60 million, capital expenditure in the 2006 fiscal year is expected to exceed the previous year’s figure and thus slightly surpass depreciation for the first time in years. This development affects all three Business Areas and is the result of new projects along with the major alignment of our business to Asia, especially China.

Costs for research and development and the environment at previous year’s level

Research and development costs in 2006 should reach similar levels to 2005. Expenses that we will require for the current environmental protection measures plus those planned in the new fiscal year will be approximately the same as last year’s amount.

No significant changes planned for the headcount or the Group structure

The Group headcount in 2006 is expected to remain at roughly the same level. While the relocation of production within Europe, initiated in 2005, is expected to reduce the number of employees in this region by the end of the fiscal year, the high demand from the Far East and the expansion of locations there to establish a local presence is expected to increase the total headcount. There are currently no changes planned to the Group structure, organization or administration in 2006.

Off- balance sheet arrangements

At this time we do not use “off-balance sheet financing arrangements”, related to the securization of receivables or access to assets through special purpose entities or variable interest entities.

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

Furthermore, the Company has provided indemnifications in connection with divestments of business entities, which protect the buyer from tax, legal, and other risks related to the purchased business entity. Provisions have been provided for in the financial statements in the event that the Company is required to make a payment under these indemnifications. In addition, provisions have also been established for the non-contingent component of the outstanding guarantees. Most of the guarantees of the Company have fixed or scheduled expiration dates, and in the Management’s experience, such guarantees are rarely drawn upon. For additional information with respect to the Company’s outstanding guarantees, see Note 24 to the Consolidated Financial Statements.

SGL has set up credit lines for guarantees in connection with the financing of project-related business in the Surface Technology and Plastics Process Technology businesses. Due to the sale of these operations as of January 6, 2005, SGL will continue to carry the credit lines existing at that date in the amount of approximately €9.5 million at the end of 2005 (December 31, 2004: €16.0 million) until each individual guarantee will expire. The average utilization of such guarantees in the past has been less than 1%. After careful assessment of possible future utilization, we established an appropriate provision at year-end.

Rental and lease obligations relating to land and buildings, IT equipment, motor vehicles and other items of property, plant and equipment amounted to €9.2 million and €8.6 million at December 31, 2005 and 2004, respectively. Payment obligations of €32.2 million for a contract regarding a right to construct buildings on land owned by a third party in Germany are outstanding for the next 61 years.

Back to Contents

SGL has provided guarantees to the European Commission regarding the imposed antitrust fines. A provision was established on the balance sheet to provide for the estimated payment. The major part of the guarantee obligation of €34.5 million at December 31, 2005 (December 31, 2004: €55.1 million) represents the difference between the guarantee and the accrued provision.

Tabular disclosure of contractual obligations

	Maturing in:

								After
Obligations	Total	2006	2007	2008	2009	2010	2011	2011

	(millions	(millions	(millions	(millions	(millions	(millions	(millions	(millions
	of Euro)	of Euro)	of Euro)	of Euro)	of Euro)	of Euro)	of Euro)	of Euro)
Term Facility A	4.6	2.5	2.1
Term Facility C	13.0	4.7	8.3
Term Facility D	67.8	0.0	0.0	67.8
Senior notes	270.0	0.0	0.0	0.0	0.0	0.0	0.0	270.0
Other bank debt	2.7	2.0	0.1	0.1	0.1	0.1	0.1	0.2

Total bank debt***	358.1	9.2	10.5	67.9	0.1	0.1	0.1	270.2

Acotec guarantees**	9.5	0.0	0.0	0.0	0.0	0.0	0.0	9.5
Letter of Credit Facilities**	109.4	0.0	0.0	0.0	0.0	0.0	0.0	109.4
Purchase obligations**	2.2	2.2
Operating leases**	8.1	1.8	1.5	1.1	1.0	0.9	0.8	1.0
Capital leases **	1.4	0.3	0.3	0.3	0.2	0.2	0.1
Liabilities from tax payments	16.1	16.1	0	0
Other obligations	54.4	54.2	0.2

Total	559.2	83.8	12.5	69.3	1.3	1.2	1.0	390.1

*	$80.0 million converted into Euro at prevailing exchange rate of 1.1797 at balance sheet date.
**	Contingent liability.
***	Total bank debt does not include €(16.0) million debt financing costs that were substracted from this amount in the IFRS financial statements.

For details and a description see ITEM 5 “Liquidity and capital resources” and the Note 22 and 24 to the financial statements.

Back to Contents

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

In accordance with the German Stock Corporation Act (Aktiengesetz), SGL has two separate boards of directors. These are the Board of Management, which we refer to as our Executive Committee (Vorstand) and the Supervisory Board (Aufsichtsrat). The two boards are separate and no individual may be a member of both boards.

The Board of Management is responsible for managing our business in accordance with applicable laws and with our articles of association (Satzung).

The principal function of the Supervisory Board is to supervise the Board of Management, including appointing and removing the members of the Board of Management. Certain transactions beyond our ordinary course of business, such as purchases and sales of real estate, commencement or discontinuance of business lines, the granting of guarantees, or the purchase or sale of equity interests, require the prior consent of the Supervisory Board. To ensure that these functions are carried out properly, the Board of Management must, among other things, regularly report to the Supervisory Board with regard to current business operations and future business planning. The Supervisory Board is also entitled to request special reports at any time. The Supervisory Board monitors the activities of the SGL Group’s management and is not permitted to make management decisions.

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

As a general rule under German law, a shareholder has no direct recourse against the members of the Board of Management or the Supervisory Board in the event that they are believed to have breached their fiduciary duty toward SGL. Apart from insolvency or other special circumstances, only SGL has the right to claim damages from members of either board. SGL may only waive these damages or settlements of claims if at least three years have passed and if the shareholders approve the waiver or settlement at the annual shareholders’ meeting with a simple majority of the votes cast, provided that opposing shareholders do not hold, in the aggregate, one tenth or more of our share capital and do not have their opposition formally noted in the minutes maintained by a German notary.

Board of Management

Since January 1, 2005 our Board of Management consists of four members (the total number is determined by the Supervisory Board) who are appointed by the Supervisory Board in accordance with the German Stock Corporation Act. These Board of Management members are appointed for a maximum term of up to of five years and may be reappointed for one or more terms of up to five years. Under certain circumstances, such as a serious breach of fiduciary duty or a bona fide vote of no confidence by the shareholders’ at the annual general meeting, the Supervisory Board prior to the expiration of his or her term may remove a member of the Board of Management. A member of the Board of Management may not attend or vote on matters relating to proposals, arrangements or contracts between himself and the SGL Group.

Effective January 1, 2005 Sten Daugaard replaced Dr. Bruno Toniolo , who retired as of the end of 2004, as the Chief Financial Officer and member of the Board of Management.

Pursuant to our articles of association, Board of Management decisions are made by a simple majority vote of the board members, as long as law does not require a larger majority. In the event of a tie, the Chairman of the Board of Management has the decisive vote. In practice, our Board of Management reaches its decisions by consensus. In addition, any two members of the Board of Management or one member of the Board of Management together with the holder of a general power of attorney (Prokura) may bind SGL.

Back to Contents

The Board of Management must report regularly to the Supervisory Board, in particular, on proposed business policy and strategy, profitability and on the current business of the SGL Group as well as on any exceptional matters that may arise from time to time.

The following table shows the members of our Board of Management, including the year in which they were appointed and the end of their term:

Year
Name	Appointed	End of Term	Title	Other activities

Robert J. Koehler	1994	December	Chairman of the	Member of the Supervisory
		2011	Board of	Board of AXA
			Management	Lebensversicherungs AG,
			(CEO)	Cologne, Benteler AG(1),
Paderborn; Heidelberger
Druckmaschinen AG,
Heidelberg , Lanxess AG,
Leverkusen (since 07/2005),
Pfleiderer AG, Neumarkt ,
Wacker-Chemie GmbH,
Munich (until 08/2005)

Sten Daugaard	2005	December	Member of the	SGL Carbon Luxemburg
		2007	Board of	S.A.(1), Luxembourg SGL
			Management	Carbon GmbH (1),
			(CFO)	Meitingen; SGL CARBON
S.p.A., Milan, Italy, SGL
CARBON S:A:, La
Coruña, Spain;

Theodore H. Breyer	1999	June 2008	Member of the	Member of the Supervisory
			Board of	Board (within SGL Group)
			Management	of HITCO CARBON
COMPOSITES Inc.,
Gardena, USA;, SGL
CARBON LLC, Charlotte,
USA

Dr. Hariolf Kottmann .	2001	March 2007	Member of the	Member of the Supervisory
			Board of	Board of SF Chem, Basel,
			Management	Switzerland, Member of the
Supervisory Board or other
Control Bodies (within
SGL Group) of; SGL
CARBON ASIA PACIFIC
Sdn Bhd(1), Malaysia; SGL
CARBON Japan Ltd.(1),
Tokyo, Japan; SGL
TOKAI CARBON Ltd.(1),
Shanghai, China; SGL
CARBON Far East Ltd.(1),
Shanghai, China

(1)	Chairman of the Supervisory Board.
The members of the Board of Management may be contacted at SGL’s business address.

Robert J. Koehler has served as Chairman of the Board of Management since SGL’s transformation into a stock corporation in 1994. From 1992 until that time, he served as Chairman of the Board of Managing Directors of SGL CARBON GmbH. Prior to joining the SGL Group, he held various positions with the Hoechst Group. From 1989 to 1991, Mr. Koehler was Head of

Back to Contents

Corporate Planning of Hoechst AG, and from 1987 until 1989, he served as President of Hoechst Colombiana S.A. From 1985 to 1987, he was responsible for the Industrial Division of Hoechst U.K. Limited and was a member of the Management Committee. Prior to serving as Director of the Chemical Division of Hoechst U.K. Limited from 1975 to 1985, he was Product Manager of Organic Chemicals at Hoechst AG from 1971 to 1975. In addition to his activities at SGL, he also serves as a member of the supervisory boards of Axa Lebensversicherungs AG, Ko¨ ln, Benteler AG, Paderborn (Chairman); Heidelberger Druckmaschinen AG, Heidelberg, Lanxess AG, Leverkusen (since July 2005), Pfleiderer AG, Neumarkt and Wacker-Chemie GmbH, Munich (until August 2005).

Sten Daugaard was appointed to the Board of Management as Chief Financial Officer effective January 1, 2005. He joined SGL as Executive Vice President Finance at January 1, 2004. Prior to joining the SGL Group he has served as Chief Financial Officer and Chief Executive Officer of LTU Group Holding and LTU International Airways from the year 2000 to 2003. Between 1992 and 1997, Mr. Daugaard has served as Finance Director and European Treasurer at ITT Corporation, ITT Industry Europe and ITT Automotive before he joined the SAirGroup as Corporate Treasurer from 1997 to 2000. From 1986 to 1988 he was Head of the Foreign Department at Nykredit and from 1989 to 1992 Management Board Member of Frankfurter Bodenkreditbank. In 1977, Mr. Daugaard joined the Den Danske Bank Kopenhagen and held various positions in Kopenhagen and in the USA until 1986, last as Head of Foreign Currency Financing Department and Treasury. In addition to his activities at SGL, he also serves, within the SGL Group, as a member of the supervisory boards of SGL CARBON S.p.A. Milan, Italy, SGL CARBON S.A., La Coruña, Spain and as Chairman of the supervisory boards of SGL Carbon Luxemburg S.A., Luxembourg and SGL Carbon GmbH, Meitingen.

Theodore H. Breyer was appointed to the Board of Management in 1999. In addition to this appointment, he took over the responsibility for the global Carbon and Graphite business area effective January 1, 2002. In 1995, Mr. Breyer joined the SGL Group. From 1997 to 1999, Mr. Breyer served as Chairman of our Carbon and Graphite North America business unit. In 1970, Mr. Breyer joined the Caltex Petroleum Corporation. Between 1974 and 1995, Mr. Breyer held various positions at Hoechst Celanese, most recently as Vice President and General Manager for Bulk Pharmaceuticals Products of the Specialty Chemicals Group. IIn addition to his activities at SGL, he also serves, within the SGL Group, as a member of the supervisory boards of HITCO CARBON Composites Inc., Gardena, USA and SGL CARBON LLC, Charlotte, USA.

Hariolf Kottmann was appointed as a member of the Board of Management in 2001. In addition to this appointment, he took over the responsibility for our global Specialties business area effective January 1, 2002. Prior to joining the SGL Group, Mr. Kottmann acted as Executive Vice President of Celanese Ltd. (Dallas, Texas). Mr. Kottmann has also held several management positions as divisional head of research and development, divisional head of production and head of divisions with Hoechst AG or affiliated companies. In addition to his activities at SGL, he also serves as a member of the supervisory board of SF Chem, Basel, Switzerland, and, within the SGL Group, as chairman of the supervisory boards of SGL CARBON ASIA PACIFIC Sdn. Bhd., Malaysia, SGL CARBON Japan Ltd., Tokyo, Japan, SGL TOKAI CARBON Ltd., Shanghai, China, and SGL CARBON Far East Ltd., Shanghai, China.

Back to Contents

Other Senior Management

The table below sets forth the SGL Group’s senior executive officers, the year they were appointed and their positions within the SGL Group:

	Year
Name	Appointed	Management Position

Armin Bruch	2005	Carbon and Graphite business area
Britta Döttger	2004	Group Coordination – Treasury
Wilhelm Hauf	2001	Group Coordination – Accounting
Dr. Joachim Heins-Bunde	1992	Group Coordination – Corporate Planning
Helmut Mühlbradt	1989	Group Coordination – Human Resources and Legal
Christian Pagel	2004	Corporate Business Systems
Dr. Jan Verdenhalven	2001	Managing Director – SGL Technologies
Dr. Gerd Wingefeld	2005	Specialties business area

Mr. Bruch was appointed Chairman of the Carbon Graphite business area effective January 1, 2005. He had joined SGL as the Carbon Graphite Business area Head of Commercial Business. in 2001. Prior to joining the SGL Group he has held various positions in marketing, sales and general management within Celanese AG and in the Hoechst Group.

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

Mr. Pagel was appointed Head of Corporate Business Systems effective October 1, 2004. He joined SGL as Head of Information Technology at SGL Acotec in October 2003. Prior to joining the SGL Group he held various positions as an Information Technology (IT) strategy and management consultant at Deloitte & Touche, Berentzen Group AG and CCE AG. Most recently he was the Managing Director of Edding Informationstechnologie GmbH.

Mr. Verdenhalven was appointed Managing Director of SGL Technologies in May 2001. He joined the SGL Group in March 2000 as Head of Corporate Controlling and Development. Prior to joining the SGL Group, he held several management positions within Hoechst AG and a consulting company.

Mr. Wingefeld was appointed Chairman of the Specialties Business area effective January 1, 2005. He joined SGL as Head of Global Business Line Feedstock within the Specialties business area in 2001. Prior to joining the SGL Group he held various positions in research & development, production, operation and manufacturing at Celanese AG and within the Hoechst Group.

Supervisory Board

Our Supervisory Board currently consists of twelve members, six of whom were elected by the shareholders at the annual general meeting in accordance with the provisions of the Stock Corporation Act and six of whom were elected by the employees in accordance with the Co-Determination Act (Mitbestimmungsgesetz).

Back to Contents

A member of the Supervisory Board elected by the shareholders may be removed by a simple majority vote at a general meeting of the shareholders. A member of the Supervisory Board elected by the employees may be removed by a majority of at least three-quarters of the votes cast by the relevant class of employees. The Supervisory Board appoints a chairman and a deputy chairman from among its members. The Chairman of the Supervisory Board must be elected by a majority of two-thirds of the members of the Supervisory Board. If this majority is not reached in the first vote, the chairman will be elected in a second vote solely by the representatives of the shareholders. At least half the members of the Supervisory Board must be present to constitute a quorum. Unless otherwise provided for by law or the articles of association, resolutions are passed by a simple majority of the Supervisory Board. In the event of a tied vote, another vote is held. In the event of a second tied vote, the chairman has the decisive vote.

The members of the Supervisory Board are each elected for a term of approximately five years (the year in which the member’s term begins is not counted towards the term calculation and therefore, a Supervisory Board member’s term expires at the end of the annual general meeting of shareholders the fourth fiscal year after the beginning of the member’s term). The remuneration of the Supervisory Board members is fixed by our articles of association.

The following table shows the current members of our Supervisory Board, the years in which they were first elected to the Supervisory Board of SGL or its predecessor companies, and their principal occupations:

	Year first	End of
Name	appointed	term(1)	Other activities

Max Dietrich Kley (Chairman)	2004	2008	Former Member of the Board of Management of BASF AG, Ludwigshafen; Chairman of Börsensachverständigenkommission (BSK); President of Deutsches Aktieninstitut e.V., Frankfurt/Main (DAI); Member of the Board of Trustees of the International Accounting Standards Committee Foundation (IASCF); Supervisory board memberships: BASF AG, Ludwigshafen; Bayerische Hypo-und Vereinsbank AG, Munich (until November 28, 2005); Infineon Technologies AG (2) , Munich; Schott AG, Mainz; Heidelberg Cement AG, Heidelberg; UniCredit S.p.A., Milan, Italy (as of January 11, 2006)

Heinz Schroth (3)	1988	2005	Industrial sales manager, SGL Carbon GmbH
(until April 27, 2005)

Josef Scherer (3)	2005	2008	Chemical laboratory worker, SGL CARBON
(since April 27, 2005)			GmbH
(Deputy Chairman)

Prof. Dr. rer. nat. Utz- Hellmuth Felcht	1992	2008	Chairman of the Board of Management of Degussa AG Düsseldorf; Member of the Management Board of RAG AG Essen; Internal board membership: Goldschmidt AG (2) , Essen (until 14.01.2005); SKW Metallurgie AG (2) , Trostberg (until 14.01.2005); Ru¨tgers AG (2) , Essen (until 30.06.2005), RAG Coal International, Essen, Degussa (China) Co. Ltd.(2) ; External board memberships: Gerling-Konzern Vesicherungs-Beteiligungs AG, Cologne

Peter Fischer(3)	1993	2008	Attorney, SGL CARBON Aktiengesellschaft

Back to Contents
	Year first	End of
Name	appointed	term (1)	Other activities

Dr.-Ing. Claus Hendricks	1996	2008	Former Member of the Management Board of Thyssen Krupp Stahl AG Duisburg; External board memberships: Pro Lean Consulting AG, Deputy (2) , Düsseldorf; Schumag AG (2) , Aachen; TSTG GmbH, Duisburg

Juergen Kerner(3)	2002 (4)	2008	First Authorized representative of IG Metall, Administrative Center Augsburg; External board memberships: Member of the Supervisory Board IWKA Aktiengesellschaft Karlsruhe; MAN B&W Diesel AG, Augsburg; MAN Roland AG, Offenbach

Dr.-Ing. Hubert H. Lienhard	1996	2008	Member of the Management Board of Voith AG, Heidenheim; Internal Board memberships: Voith Turbo Beteiligungs GmbH Heidenheim; Voith Paper Holding Verwaltungs GmbH, Heidenheim; Voith Siemens Hydro Power Generation Ltda., São Paulo, Brasil; Voith Siemens Hydro Power Generation Shanghai Ltd.; Shanghai, China; Voith Siemens Hydro Power Generation Inc., York, PA/USA; External board memberships: Sulzer AG, Winterthur, Switzerland (Board of Directors)

Jacques Loppion	1993	2008	Former President du Conseil d’Administration Groupe SNPE S.A., France ; External board memberships : GroupeGascogne, Saint-Paul-les-Dax, France (until 06/2005), S.A.I. Golf, Saint- Nom-la Bretèche, France ; KME AG, Osnabrück

Edelbert Schilling (3)	2003	2008	Technical Assistant, SGL ACOTEC GmbH, Siershahn (until December 31, 2005); General Manager, K &W GmbH NL Europe, Montabaur (since January 01, 2006)

Andrew H. Simon (6)	1998	2008	Advisor and Member of the Supervisory Board of several companies; External board memberships: Member of the Supervisory Board of Associated British Ports plc., London, United Kingdom; Brake Bros, Ltd., Ashford, United Kingdom, Dalkia UK plc, London, United Kingdom; Kaffee Partner Holding GmbH (2); Osnabrück (until 12/2005); Finning International Inc., Vancouver, Canada

Heinz Will(3)	2005	2008	Electrician, SGL CARBON GmbH, Frankfurt
Electrician, SGL
CARBON GmbH,
Frankfurt
(since April 27, 2005)

Hans-Werner Zorn(3)	2003(5)	2008	Mechanical engineering technician, SGL CARBON GmbH

(1)	Terms end upon the adjournment of the annual shareholders’ meeting held in the year indicated.
(2)	Chairman
(3)	Employee representatives.
(4)	Appointed on September 13, 2002.
(5)	Appointed on February 27, 2003.
(6)	Financial Expert of Audit Committee

Back to Contents

The members of the Supervisory Board may be contacted at the Company’s business address.

Committees

For the purpose of handling complex issues, the Supervisory Board establishes various committees in line with and on the basis of our articles of association. The Supervisory Board has established a Codetermination Committee, a Personnel Committee, an Ad-hoc Committee, an Audit Committee, a Strategy Committee, a Refinancing Committee and a Technology Committee. The Supervisory Board may, at its own discretion, establish, permanently or temporarily, other committees. In its resolutions regarding the establishment of other committees, the Supervisory Board is required to expressly outline the tasks of the new committee, its composition and to state whether the new committee shall be entitled to pass resolutions.

The Supervisory Board has established an Audit Committee. The core tasks of the Audit Committee encompass the following areas: annual consolidated financial statements, risk management, independence of the auditor, preparation for issuing the audit mandate, determining the areas of emphasis of the audit and proposing the audit fees to the Supervisory Board. Tasks and procedures of the Audit Committee are incorporated into the SGL Carbon AG Corporate Governance Policy. Individual tasks of the Audit Committee cover the following areas:

•	Preparation of the Supervisory Boards recommendation to the General Meeting of shareholders on the election of the auditor, which includes a thorough review of the auditors independence.

•	Preparation of the audit mandate, including discussing the areas of emphasis of the audit and the auditors remuneration. Approval of additional non-audited related services of the auditor.

•	Review and discussion of the annual financial statements of SGL Carbon AG and of the consolidated financial statements, management report and Group management report and the proposal for the appropriation of the net profit. Preparation of Supervisory Board resolutions regarding the approval of the annual financial statements and the consolidated financial statements.

Other responsibilities of the Audit Committee include, but are not limited to, the risk management and the internal control system of the Company, the handling of complaints on accounting matters addressed to the Audit Committee and the preparation and discussion of the Board of Management’s report on allocation of charitable donations that exceed €10,000. The Supervisory Board, upon proposal of its chairman, may delegate the approval of the increase in share capital from authorized capital (pursuant to article 3, para. 6 and 7 of the Articles of Incorporation) to the Audit Committee. The members of the Audit Committee are Andrew Simon (chairman and financial expert), Max Dietrich Kley, Ju¨ rgen Kerner, Heinz Schroth (until April 2005) and Josef Scherer (since April 2005).

The Personnel Committee must approve all compensation paid by SGL to members of the Board of Management. The Personnel Committee is comprised of three members who meet four times per year or as and when required. The chairman and the vice-chairman of the Supervisory Board are permanent members of the committee. The third member of the committee is a Supervisory Board member who represents the shareholders and who is elected into the committee by the other members of the Supervisory Board. The members of the Personnel Committee are Max Dietrich Kley (chairman), Utz-Hellmuth Felcht, Heinz Schroth (until April 2005) and Josef Scherer (since April 2005).

Compensation

We have entered into service agreements with all current members of the Board of Management. These agreements generally provide for a base salary, associated fringe benefits, an annual bonus plan, and a pension plan.

We believe that the service agreements between SGL and the members of the Board of Management provide for payments and benefits upon termination of employment that are in line with customary market practices. The following table shows the remuneration components of those

Back to Contents

individual members of our Board of Management who were active on the Board as of December 31, 2005.

Remuneration of the Members of the Board of Management

				Stock
			SGL	Options
			shares	Granted	Stock	SARs
			owned in	(2000–	Options	Granted(1)
	Base salary	Bonus	total	2004)	Exercised	(2005)
	T€	T€	no.	no.	no.	no.

R. J. Koehler	424	424	79,389	120,000	20,000	50,000
T. H. Breyer	294	294	31,296	72,000	0	30,000
S. Daugaard	294	200	1,152	6,000	0	30,000
Dr. H. Kottmann	294	294	27,861	57,000	0	30,000

Total	1,306	1,212	139,698	255,000	20,000	140,000

(1)	Stock Appreciation Rights

In addition, the members of the Board of Management also receive a variable compensation component in the form of management incentive plans (see also Note 30). The Board of Management’s stock options include option rights from the Stock Option Plan, granted from 2000 to 2004 and not yet expired. In addition, stock appreciation rights (SARs) were granted in 2005. The settlement of the Matching Shares Plan of 2003 resulted in a grant of 12,648 SGL shares as well as a €60.000 payment to the members of the Board of Management in 2005. Total expense for the active members of the Board of Management under the Matching Shares Plan was €212 thousand in 2005, and for the LTCI Plans, lasting over several years the expense was €1,256 thousand. For fiscal year 2005 , the expensed remuneration of the Board of Management amounted to a total of €3.2 million including payments in kind and bonuses, which are to be paid in 2006.

To cover the pension obligations to members of the Board of Management the Company entered into reinsurance policies with two large insurance companies. As of December 31, 2005, the asset value included in the pension provisions amounted to €5.7 million. Claims under these reinsurance policies were pledged to the respective Board of Management members. The total remuneration of former members of the Board of Management and executive management and their surviving dependents amounts to €0.4 million. Provisions of €3.4 million have been recognized to cover pension obligations to former members of executive management and their surviving dependents.

The active members of the Board of Management hold shares and American Depository Receipts (ADRs) in SGL CARBON AG as part of their private assets. At December 31, 2005, members of the Board of Management held 119,110 shares and 61,764 ADRs, corresponding to a total of 139,698 shares.

The aggregate amount of compensation paid by SGL to its senior executive officers who held office in 2005 (excluding members of the Board of Management) was €2.3 million.

The members of the Board of Management also receive a variable compensation component in the form of rights under management incentive plans. From 2000 to 2005, the members of the Board of Management were granted option rights under SGL’s Stock Option and SAR Plans, which have not yet expired. The members of the Board of Management were granted a total of 68,000 options in an aggregate value of €418 thousand in 2004 (€6.15 per option) and in 2005 a total of 140,000 SARs in an aggregate value of €616 thousand (€4.40 per SAR). The actual values of these stock options and SARs upon exercise will likely differ from the estimated values at issuance and may be either higher or lower (see “Management Incentive Plans” below). The total remuneration of the Supervisory Board totaled €339 thousand. The following amounts were paid in 2005:

Back to Contents

Remuneration of the Supervisory Board
	Base	Additional
in T€	remuneration	remuneration	Total

Max Dietrich Kley	40.0	12.6	52.6
Chairman
Heinz Schroth*	9.6	4.2	13.8
Deputy Chairman (until April 27, 2005)
Josef Scherer* (since April 27, 2005)	26.8	10.6	37.4
Prof. Dr. rer. nat. Utz-Hellmuth Felcht	20.0	6.6	26.6
Peter Fischer*	20.0	0.6	20.6
Dr.-Ing. Claus Hendricks	20.0	6.6	26.6
Jürgen Kerner*	20.0	2.5	22.5
Dr.-Ing. Hubert Lienhard	20.0	6.6	26.6
Jacques Loppion	20.0	2.6	22.6
Bert Schilling*	20.0	2.6	22.6
Andrew H. Simon	20.0	6.6	26.6
Heinz Will (since April 27, 2005)*	13.6	0.3	13.9
Hans-Werner Zorn*	20.0	6.6	26.6

Total	270.0	69.0	339.0

An asterisk * identifies employee representatives, who receive salaries from us unrelated to their work on the Supervisory Board. Supervisory board members receive additional remuneration from meeting attendance as well as for their participation as active committee members. The basic remuneration of Supervisory Board members appointed for the first time in 2004 will be paid in 2005.

In addition, as of December 31, 2005, the employee representative members of our Supervisory Board held an aggregate number of 422 shares of SGL CARBON AG, 5,000 stock options and 2,500 SARs (the stock options and SARs concern only the employee representative members of the Supervisory Board, who participate in the management and employee share incentive plans of SGL).

Annual Bonus Plan.

Approximately 500 key managers are eligible for participation in our annual bonus program. This program provides for annual bonus payments subject to the following factors: (i) the SGL Group’s income before taxes, (ii) the operating results of the respective business area and (iii) the personal performance of the participating manager. Depending on the seniority and the position held by the participating manager, these bonus payments can equal between 25% and 70% of base salary.

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

Management Incentive Plans

SGL currently has five different management and employee incentive plans. The Long-Term Incentive Plan, which was approved in 1996, originally comprised the Stock Appreciation Rights Plan (“SAR Plan 1996”) and the Long-Term Cash Incentive Plan (“LTCI Plan”). Whereas the exercise period of the SAR Plan runs through 2006, the term to maturity of the LTCI Plan was limited to three years and has already expired on December 31, 1998. The current Long Term Cash Incentive Plan is valid for the period from 2005 through 2007 (the LTCI Plan 2005 – 2007) and replaced the expired LTCI Plan 2002 – 2004 at the end of 2004. Furthermore, on April 27, 2000, the Company’s Annual General Meeting approved the introduction of a Share Plan or Matching Shares Plan (“Share Plan”) as well as a Stock Option Plan (“Stock Option Plan”). The Share Plan was launched in

Back to Contents

March 2001. The Stock Option Plan, which was implemented in July 2000, superseded the SAR Plan 1996, whose eligibility period ended in 2001, and has a maturity of five years. As a successor plan for the Stock Option Plan that expired at the end of 2004, the Annual General Meeting of April 30, 2004, approved the introduction of a Stock Appreciation Rights Plan (“SAR Plan 2005”) for Board of Management and the top three management levels. The plan provides for the issue of SARs beginning on January 1, 2005 over a period of five years, whose increase in value provides their holders with the right to subscribe to shares of SGL.

Beginning in fiscal year 2005 stock options and Stock Appreciation Rights (SAR’s) granted since fiscal year 2003 must be treated as an expense in accordance with IFRS 2. For details see Note 30 to the consolidated financial statements.

Stock Appreciation Rights Plan 1996 (SAR–Plan)

Under the SAR Plan, the members of the Board of Management and certain members of senior management of the SGL Group have been granted stock appreciation rights (“SARs”). Each SAR represents (i) with respect to members of the Board of Management, the right to receive an amount equal to the difference, on the one hand, between the average SGL’s middle share price officially quoted on the Frankfurt Stock Exchange on March 16 of the year in which the option is exercised, and on the other hand, the respective exercise price, which, prior to adjustment for dilution, ranges from €33.03 to €102.26; and (ii) with regard to employees of the SGL Group, the right to purchase one share at the respective exercise price.

One SAR is associated with one share. A total of 840,500 shares are linked to the SAR Plan, representing approximately 3.79% of all shares outstanding at the time. Until December 21, 2004, SARs representing a total of 746,800 shares had been granted to members of the Board of Management and to 60 members of senior management. Of these SARs, 637,350 had been exercised as of December 31, 2005.

Under the SAR Plan, an option representing a specific number of SARs (a “SAR Option”), as determined by the Board of Management, or, if the beneficiary was a member of the Board of Management, by the Supervisory Board, was granted to each beneficiary at the beginning of the SAR acquisition period (January 1, 1996 – January 1, 2000). The SARs allotted via this SAR Option during the eligibility period (January 1, 1997 – January 1, 2001) are vested on January 1 for the preceding fiscal year in five equal annual tranches of 20% each. Each vested SAR may be exercised during the period March 1 to March 15 each year, on March 15, 2006, at the latest or upon termination of service (as described below). Board of Management members exercising SAR Options must utilize a portion of the net proceeds corresponding to 15% of the gross proceeds to purchase shares of the Company in the stock market. For this purpose, the Company instructs a financial institution to acquire the shares for the account and in the name of the member of the Board of Management. SGL or the relevant subsidiary provides the financial means to effect the purchase directly to the bank and deduct the amounts from the funds due to the beneficiary from exercising the SAR. The bank retains these shares in safekeeping on behalf of the member of the Board of Management for the successive twelve months. The remaining net proceeds are paid out to the member of the Board of Management.

All the shares earned by an employee of the SGL Group upon exercise of the SARs must immediately be resold. An exception is made for the number of shares that can be purchased with 15% of the gross proceeds from the sale of all the shares. Such retained shares may not be sold and are blocked for a period of twelve months. As the exercise price of these SARs from 1996 is considerably higher than the current share price, the fair value of these options is zero euros.

Long–Term Cash Incentive Plan (LTCI Plan)

LTCI Plan 2002-2004

Under the LTCI Plan 2002-2004, the members of the Board of Management and 36 senior managers were granted cash awards by SGL subject to the achievement of certain performance targets over a three-year period. The plan period was 2002 through 2004. The maximum aggregate award was €7.8 million.

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

In relation to the means of calculation, the Supervisory Board meeting on December 5, 2003 specified that any capital increase implemented is to be neutralized in the calculation of the performance target. The meeting of the Board of Management on December 22, 2003 also approved the same measure for senior management. At the end of the three-year plan period the performance target under the plan was achieved to an extent of 45.7% . Members of the Board of Management and Senior Managers received an aggregate award of €3.4 million. According to the plan, all active plan participants have re-invested 15% of their gross proceeds to purchase in total 42,700 SGL shares, which were locked-up until March 31, 2006.

LTCI-Plan 2005 – 2007

Under the LTCI Plan 2005 – 2007, over a three-year period SGL can grant the members of the Board of Management and 40 members of senior management a cash bonus payment that is linked to certain performance targets. The current planning period runs from 2005 through 2007. Bonuses totaling a maximum of €7.4 million may be paid out. The performance target that the SGL Group must reach in order for participating members of senior management and Board of Management members to qualify for the maximum bonus under the LCTI Plan 2005 – 2007 was set at a ratio of net debt to EBITDA of 3.4 to 1 as per December 31, 2005, 2.7 to 1 as per December 31, 2006 and 2.3 to 1 as per December 31, 2007. The Plan also stipulates that 20% of the maximum bonus can be paid if the performance target is reached by December 31, 2005, 30% if the performance target is reached by December 31, 2006 and 50% if the performance target is reached by December 31, 2007.

Beneficiaries of the LTCI Plan 2005 – 2007 must use a portion of the net proceeds of the LTCI premiums corresponding to 15% of the gross proceeds to buy shares of SGL on the stock market. For this purpose, the Company instructs a financial institution to acquire the shares for the account and in the name of the respective beneficiary and transfers the funds out of withheld bonus payments directly to the bank for the purchase of the shares. These shares are subsequently held by the financial institution in safekeeping on behalf of the beneficiary for the successive 12 months. The remaining proceeds are payable on April 30, 2008.

Back to Contents

As per December 31, 2005, the performance target of net debt to EBITDA of 3.4 : 1 was achieved. The participants in the Plan thus acquired a claim to 20% of the maximum bonus. A total of €2.6 million has been reserved for these bonus accrual that have already been earned as well as further possible bonus payments to members of the Board of Management and members of senior management.

Share Plan/Matching Shares Plan

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

The Company’s Share Plan was adopted by SGL’s shareholders at the Annual General Meeting of April 27, 2000, and went into effect on March 31, 2001. Originally, a maximum of 250,000 new shares was reserved out of authorized capital for implementation of the Matching Shares Plan. At the end of March 2005, 36,025 new shares were granted from authorized capital out of the capital increase to those members of senior management and executive staff participating in the Share Plan during 2003; a total of 12,648 outstanding shares, acquired on the stock market, were granted to members of the Board of Management. The value of the matching shares amounted to €9.96 per share on the reporting date of March 29, 2005, which was regarded as compensation on which the individual plan participants paid taxes. The net amount corresponding to the number of matching shares was transferred to the individual securities accounts of the participants. Participants could subsequently freely dispose of these net matching shares as well as shares invested from 2003, whose two-year lock-up period expired on March 31, 2005.

Following the refinancing package of the SGL Carbon Group, which was implemented in 2004, and corresponding adjustment of authorized capital by the ordinary Annual General Meeting on April 30, 2004, a total of 350,000 new shares were available to service future share plans. In 2005, a total of 36,025 shares were used to process the Matching Shares Plan 2003. During the fiscal year, members of the Board of Management and 74 members of senior management took part in the Matching Shares Plan 2005 – 2007, acquiring a total of 113,343 SGL shares from their taxed income at a price of €10.10 per share on the stock market.

Stock Option Plan

The Stock Option Plan is administered by the Supervisory Board for the members of the Company’s Board of Management. Under the Stock Option Plan, the Supervisory Board is authorized to grant options on shares to members of the Board of Management. The Board of Management administered the Stock Option Plan for approximately 150 members of senior management as well as the executive staff of the Company and its subsidiaries.

The options have a term to maturity of ten years from their date of grant; they expire without compensation if they are not exercised during this period. The options may only be exercised after expiration of a two-year waiting period. This period begins the day after an option is granted, thereby resulting in an exercise period of eight years. During the exercise period, options may only be exercised on trading days during predetermined days when trading windows are open. Following publication of the Company’s operating results, two trading windows of ten days each are made available for each options tranche, during which time options may be exercised. The times these trading windows are open is determined by the Supervisory Board for options granted to members of the Board of Management and by the Board of Management for options granted to the remaining participants. Options may be exercised only if the SGL Group has met its performance targets at the time the options are exercised. The performance target is the increase in the total shareholder return of the SGL share. The Stock Option Plan defines this as the sum of the share price plus retained dividends plus the value of the options. For options to be eligible for exercising, total shareholder return must be at least 15% higher than the exercise price.

Calculation of the exercise price to be paid by beneficiaries under the Stock Option Plan is based on the average closing price of the shares in the XETRA securities trading system of the

Back to Contents

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

The conditions of the Stock Option Plan provide protection against dilution. Accordingly, the exercise price of the options is reduced if prior to maturity of the options the share capital of SGL Carbon AG, through the issue of new shares with the granting of subscription rights to the shareholders, is increased by an amount that is calculated based on the average price on the Frankfurt Stock Exchange on all trading days of the subscription right to which shareholders are entitled. The average price of the subscription rights to new shares during the subscription period for the capital increase approved by the extraordinary General Meeting on January 15, 2004, was €4.74.

The number of options granted, and their respective strike prices before and after dilution-related adjustments due to the capital increase implemented at the beginning of 2004, are as follows:

•	as of July 3, 2000, 234,500 options were granted to the members of the Board of Management and 151 senior managers at a strike price of €72.45, after adjustment for dilution the exercise price is now €67.71;

•	as of January 16, 2001, 257,000 options were granted to the members of the Board of Management and 155 senior managers at a strike price of €57.82, now €53.08;

•	as of January 16, 2002, 261,000 options were granted to the members of the Board of Management and 170 senior managers at a strike price of €25.00, now €20.26;

•	as of August 12, 2002, 247,000 options were granted to the members of the Board of Management and 154 senior managers at a strike price of €17.65, now €12.91; and

•	as of January 16, 2003, 258,500 options were granted to the members of the Board of Management and 168 senior managers at a strike price of €8.35, now €3.61.

•	as of January 16, 2004, 254,000 options were granted to the members of the Board of Management and 161 senior managers at a strike price of €13.43, now €8.69.

Overall, a total of 1,512,000 options were granted within the framework of SGL ´s stock option plan, of which 289,500 options expired without compensation as a result of the termination of the employment relationship of plan participants due to employee turnover. Options that had been granted in 2003 were exercised for the first time in 2005. As a result, the participants exercised a total of 128,500 options from 2003 during the exercise window defined in accordance with the plan conditions at a subscription price of €3.61. This means that a total of 1,094,000 options are still available for exercise.

Stock Appreciation Rights Plan 2005 (SAR Plan 2005)

The SGL shareholders approved the SAR Plan 2005 at the ordinary Annual General Meeting of April 30, 2004. This plan provides for the granting of stock appreciation rights (SARs), whose appreciation of value entitles those entitled to participate to subscribe to the Company’s shares. A maximum of up to 1,600,000 new shares from contingent capital against contribution in kind has been provided to service the SAR Plan 2005.The SARs may be issued through the end of 2009. The SAR Plan 2005 went into effect on January 1, 2005.

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

Of the total of 1,600,000 subscription rights that can be granted to those entitled to be issued SARs, a maximum of 30% may be to members of the Board of Management of SGL CARBON Aktiengesellschaft, with a maximum of 20% to those participating in the SAR Plan who are members of the senior management of affiliated companies. Other members of senior management of SGL

Back to Contents

CARBON Aktiengesellschaft and of affiliated companies participating in the SAR Plan have access to the remaining 50% of the subscription rights. To the extent that the subscription rights of the members of the Board of Management of the Company or of the senior management of the affiliated company who participate in the SAR Plan do not fully use up the above-mentioned shares, these subscription rights may be granted to the other members of senior management of the Group. Those entitled to participate who belong to more than one of the above-mentioned groups may only receive subscription rights as a member of one of the groups and from the share of the subscription rights that is provided for that particular group.Those entitled to SARs may participate in a rise in the price of SGL shares during the period between the granting of the SARs and their exercise. A SAR entitles the participant to require from the company the grant of a variable remuneration amounting to the difference (‘‘appreciation of value’’) between the price of the SGL shares at the time the SAR is granted (‘‘strike price’’) and at the time the SAR is exercised (‘‘exercise price’’) plus dividends paid during this period by the Company and the value of subscription rights, and to subscribe to the number of SGL shares at the exercise price whose market price corresponds to the appreciation of value. One SAR grants those entitled to participate the right to subscribe to a fraction of a new SGL share that results from dividing the appreciation of value by the exercise price – however, to a maximum of one SGL share.

The strike price is calculated based on the average closing prices of SGL shares for the last 20 stock market trading days in the XETRA trading system (or in a successor system) before the day on which the SAR is granted. The exercise price is calculated in the same manner as the strike price, however with reference to the last 20 stock market trading days before the day the SAR is exercised rather than to the last 20 stock market trading days before the day the SAR is granted.

The SAR has a maturity of up to ten years, beginning at the grant date. The SAR expires without compensation if it is not exercised during its term. The granting of the SAR to those entitled to participate may only occur within defined annual periods – the so-called ‘‘reference windows’’. A reference window may be a period of up to ten stock market trading days following, respectively, the fiscal year-end or the disclosure of the SGL CARBON Aktiengesellschaft for its first, second or third quarter results.

A SAR that has been granted may be exercised at the earliest after expiration of a waiting period of two years after the SAR is granted (‘‘waiting period’’) and only during defined periods (‘‘exercise window’’). Exercise windows are open for a period of up to ten stock market trading days, beginning on the day following the Company’s disclosure of its financial results for the first, second and the third quarters.

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

The relative performance target is defined as the relative rise of the SGL share price between the period when the SAR is granted and is exercised plus dividends paid by the Company during this period and the value of subscription rights compared with the development of the benchmark index during the same period. The benchmark index is the MDax of the German Stock Exchange (Deutsche Börse), or a substitute index representing mid-cap values. For the target to be met, the development of the relative rise of the SGL share price must be at least equivalent to the benchmark index.

If one of the two performance targets in an exercise window is not met, only those SARs may be exercised whose target is met; the SARs whose target is not met during the exercise window, may be exercised during a later exercise window of the exercise period if the target is then met.

Back to Contents

Finally, in exercising their SARs-related shares, those entitled to participate must hold at least the number of shares of SGL CARBON Aktiengesellschaft for an additional twelve months, corresponding in value to 15% of gross proceeds.

In 2005, a total of 605,500 SARs were granted to members of the Board of Management and to members of senior management at a striking price of €9.74. The issue date was January 14, 2005.

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

The settlement under the separation agreement will include payment of three times annual salary for the chairman of the Board of Management and two times annual salary (in each case including bonuses) for other members of the Board of Management and senior managers. The initial term of the agreement ran until December 31, 2004, and the agreement is renewed automatically for one-year terms unless it is terminated at the end of the year. Senior managers may assert a claim for a separation agreement only within 18 months following the change in control.

Board Practices

We have entered into service agreements with all current members of our Board of Management. These agreements generally provide for base salary, an annual bonus plan, a pension plan and fringe benefits. For a discussion of the stock option and similar plans in which the management of the SGL Group participate, see “– Management Incentive Plans”. We believe that the service agreements between SGL and the members its Board of Management provide for ordinary payments and benefits upon termination of employment that are in line with customary market practices.

All compensation paid to the members of SGL’s Board of Management must be approved by the Personnel Committee of the Supervisory Board. The Personnel Committee consists of three members who meet four times annually, or on an as-needed basis. The chairman and the deputy chairman of the Supervisory Board sit on the Committee as permanent members, and the third member is a member of the Supervisory Board who represents the shareholders and is elected to the Committee by the other members of the Supervisory Board. For a discussion of the terms of office of the current members of the Supervisory Board and the Board of Management of SGL, see “Directors and Senior Management”.

Employees

At the end of 2005, we employed in our consolidated and non-consolidated operations a global workforce of 5,263 employees, 2 less than in the previous year (5,264 at the end of 2004 including all non-consolidated companies). In our core business, Carbon Graphite, the further restructuring measures resulted in a decline in the number of employees by 100 from 2,550 to 2,450. The Specialties Business Area recorded an increase of 28 employees, from 1,788 to 1,816, which increase was accounted for by the Business Area´ s Asian operations. The number of employees in SGL Technologies increased by 74 from 875 to 949. This resulted largely from the increased demand of

Back to Contents

our products of SGL Brakes in Germany as well as of Hitco Carbon Composites in the USA. At the end of 2005 approximately 37% of all employees were working in Germany (2004: 37%) and 38% were active in other European countries (2004: 38%) , 22% in North America (2004: 23%) and 3% in Asia (2004: 2%).

Average Employees by Activity *

	Average	Change	Average	Change	Average
	2003	in%	2004	in%	2005

Production	4,090	–4%	3,910	–2%	3,849
Sales and Marketing	453	–5%	432	–3%	420
Research & Development	220	–25%	164	3%	169
Administrative	1,031	–13%	893	–8%	819

Total	5,794	–7%	5,399	–3%	5,257

*	Adjusted for the sale of the Corrosion Protection Business.

Employees by Region at year-end *

	Year-end	Change	Year-end	Change	Year-end
	2003	in%	2004	in%	2005

Germany	2,000	–2%	1,953	1%	1,968
Rest of Europe	2,317	–13%	2,025	–2%	1,979
North America	1,154	3%	1,189	–1%	1,177
Asia / Africa	132	–26%	98	42%	139

Total	5,603	–6%	5,265	0%	5,263

*	Adjusted for the sale of the Corrosion Protection Business

A number of SGL’s non-management employees are members of different labor unions in different countries. In Germany, collective bargaining agreements for employees below management level are generally negotiated between the association of employers within a particular industry and the respective unions. In addition, under German law, employees elect a works council (Betriebsrat) that participates in determining company site policy, especially with regard to certain voluntary compensation matters and benefits.

SGL considers its labor relations to be positive and anticipates reaching future agreements with its labor unions on terms satisfactory to all parties. There can be no assurances, however, that new agreements will be reached without a work stoppage or strike or on terms satisfactory to SGL.

Share Ownership

Neither the members of the Supervisory Board and Board of Management nor any other officers serving in the management of the SGL Group beneficially own 1.0% or more of the outstanding Shares or of the shares of any of SGL’s subsidiaries.

Back to Contents

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of end of April 2006 , SGL had 62,789,251 shares outstanding.

The Shares are issued only in bearer form. We are therefore unable to determine how many shares any given shareholder owns. To the best of our knowledge, SGL is not controlled, directly or indirectly, by another corporation or by any government, and there are no arrangements known to us that may at a subsequent date result in a change in control of SGL.

As of March 2006 , there were 380 registered holders of American Depositary Receipts (“ADRs”) under our sponsored program with JPMorgan Chase Bank. Our ADRs are listed on the New York Stock Exchange. Each ADR represents one third of a share.

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

From its latest Survey SGL has received the following information about major shareholders:

			beneficial
			ownership in
		number of	% of voting
Company	date	shares	rights

Hermes Investment Management Limited (BT Pension Scheme)	April, 2006	4,245,681	6.8%
Marshall Wace Asset Management Limited**	April, 2006	3,819,134	6.1%
Fidelity Management & Research Co.*)	April, 2006	2,665,042	4.2%
Nordea Investment Management (Denmark) A/S*)	April, 2006	1,851,926	3.0%
Merrill Lynch Investment Managers, Inc./Mercury Advisors*)	April, 2006	1,591,200	2.5%

*)	based on the number of shares at that date
**)	holdings are invested solely on behalf of its Eureka (Euro) Fund

Related Party Transactions

In the course of its business activities, the SGL Carbon Group provides services to related companies and individuals. In turn, these individuals and companies act as suppliers and service providers for the SGL Carbon Group within the framework of their business activities. All these transactions are settled on an arm’s length basis. Receivables from associated companies amount to €3.7 million. Details are presented in the notes to the relevant balance sheet and income statement items. Sales with associated companies in 2005 totaled €7.0 million, and the interest income and expense of associated companies in the same year amounted to €0.1 million.

An outstanding capital contribution to an associated company amounting to USD 3.8 million was fulfilled.

Interest of Experts and Counsel

Not applicable.

Back to Contents

ITEM 8.  FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 18.

Export Sales

In 2005 approximately 75% of all products produced by the SGL Group in Germany, having an estimated total value of €384.5 million, and approximately 11% of all products produced by the SGL Group in the United States, having an estimated total value of €26.1 million, were exported to other countries.

Legal Proceedings

We cannot predict the ultimate outcome of the legal proceedings described below in which a final decision is still pending. However, in light of the nature of the allegations, the unspecified amounts of the damages sought and the potential for treble damages in antitrust suits, liabilities arising from these proceedings could substantially exceed the provisions we have established for this purpose and, as a result, could have a material adverse effect on our business, results of operations and financial condition. See “Risk Factors – Risks relating to our business – We are party to several antitrust proceedings.”

Antitrust Court Proceedings (Europe/Korea)

SGL has been subject to investigations by the competition directorate of the European Commission. This investigations refer to acts occurring in the 1990s.

On July 18, 2001, the European Commission imposed an €80.2 million fine on SGL with respect to graphite electrodes, bearing interest at 6.04% annually, which was secured by a bank guarantee. We lodged an appeal against the total amount of this fine before the European Court of First Instance (“CFI”) in Luxembourg. Our appeal contends primarily that the fine includes amounts penalizing the same actions more than once (ne bis in idem-principle), material procedural defects and that the total amount of the fine is disproportionate. On April 29, 2004 the CFI reduced the fine to €69.1 million, primarily for procedural defects. The amount of €69.1 million plus accrued interest thereon was paid to an escrow account, without waiving the right of appeal, on April 11, 2006. We have filed a further appeal against the decision of the CFI with the European Court of Justice (“ECJ”) in Luxembourg, seeking a decision in principle regarding the application of the ne bis in idem-principle. We are expecting a decision of the ECJ at earliest in 2006. The ECJ Advocate General has issued his pleadings on January 19, 2006, suggesting to reject SGL’s appeal and to partially follow the Commission’s appeal.

The European Commission has also conducted a separate investigation of similar allegations with respect to specialty graphites (isostatic graphite and extruded graphite) for the period between 1992 and 1998. We cooperated fully with the Commission and were assessed a fine of €27.75 million on December 17, 2002, which currently bears interest at 4.75%, and is secured by a bank guarantee. Upon our appeal, the CFI reduced the fine imposed to €18.45 million in its judgment of June 15, 2005. We have filed an appeal against this judgment to seek annulment of the decision altogether, substantially on the same grounds as in the graphite electrodes case. We are expecting a CFI decision during 2006 or 2007.

In connection with the proceedings described above, the European Commission continued its investigations into other carbon and graphite products (for acts during the period through the late 1990s) and, in May 2003, filed complaints against SGL and other specialty graphites manufacturers regarding allegations related to the “Electrical and Mechanical Carbon and Graphite Products” area of our business. In this proceeding, the European Commission imposed a fine of €23.6 million on us on December 3, 2003. This amount was paid to an escrow account – without waiving the right to appeal – as part of the Company’s refinancing in February 2004. We are currently appealing the amount of this fine before the CFI and are expecting a decision at earliest during mid 2006.

On March 20, 2002, the Korean Fair Trade Commission decided to impose a fine of 963 million Korean won (approximately €0.7 million) against SGL for alleged cartel activities in violation of

Back to Contents

Korean antitrust laws. We filed an appeal to the KFTC in May 2002. After the KFTC confirmed its original ruling, we appealed this decision to the Seoul High Court in September 2002. This appeal was rejected on September 3, 2003. On August 18, 2004 we paid the fine but filed an appeal against this decision with the Korean Supreme Court. This appeal was dismissed on March 23, 2006.

Civil suits resulting from antitrust violations

Three lawsuits alleging violations of Section 1 of the Sherman Act have been filed in the United States District Court for the Eastern District of Pennsylvania against SGL and a number of other graphite electrode manufacturers or their affiliates by predominantly non-U.S. based purchasers of graphite electrodes. The defendants’ motions to dismiss have been submitted to the District Court.

On December 27, 2002 (and thereafter), seven purchasers of bulk (extruded) graphite products filed putative class actions against, among others, SGL, SGL Carbon GmbH, SGL Carbon, LLC, SGL Carbon Corp. and Robert Koehler, our chief executive officer. These cases, which have been consolidated in the United States District Court for the District of New Jersey, seek damages for alleged violations of Section 1 of the Sherman Act on behalf of all those who purchased bulk (extruded) graphite products in the United States from the defendants during the period from January 1, 1993 to December 31, 1998. The SGL defendants filed their answers to the consolidated complaint on December 22, 2004. The case is currently in the discovery stage.

SGL Carbon, LLC recently agreed to settle for $225,000 a federal class action on behalf of direct purchasers of electrical carbon products in the United States during the period from January 1, 1990 through December 31, 2001. The settlement, which will result in the release of all SGL entities, will also include certain purchasers that had initially filed a separate complaint but subsequently elected to join the class action settlement. The hearing on final approval of the settlement is scheduled for May 12, 2006.

Two additional complaints, both filed on behalf of indirect purchasers of electrical carbon products in California (and covering, in the aggregate, the period from 1989 to the present) remain pending in California Superior Court against SGL Carbon, LLC, SGL Carbon Corp., SGL Technic Ltd. and (in one case) SGL. These complaints, like the federal action, allege a conspiracy to fix the price of electrical carbon products and seek damages in an unspecified amount.

Other proceedings

In addition, from time to time, SGL and its subsidiaries are parties to or targets of lawsuits, claims, investigations and other proceedings in the ordinary course of business. We do not expect any liabilities that may arise from these proceedings to have a material effect on our business, results of operations or financial condition.

Dividend Distributions

Dividends are jointly proposed by the Board of Management and the Supervisory Board. They are approved for payment with respect to the prior financial year by the shareholders at the annual general meeting in the following year. Dividends approved at the annual general meeting are payable on or after the business day following the annual general meeting. Since all Shares are in bearer form, dividends are either remitted to the depositary bank (Depotbank) on behalf of the shareholder, or, in the case of shareholders holding physical certificates, are paid through the paying agents appointed by SGL against presentation of the relevant dividend coupon. Details of the paying agents are published in the German Federal Gazette (Bundesanzeiger).

Except as described herein, holders of ADRs are entitled to receive dividends on the Shares represented by the ADRs evidenced by such ADRs. Any cash dividends payable to such holders are paid to JPMorgan Chase Bank of New York as Depositary in Euros and, subject to certain exceptions, converted into U.S. dollars. The amount of dividends received by holders of ADRs will be affected by fluctuations in exchange rates. See Item 3. “Key Information – Selected Financial Data – Exchange Rates”.

Dividends paid on Shares and dividends paid to holders and beneficial owners of ADRs are subject to deduction of German withholding tax. See Item 10, “Additional Information – Taxation”.

Back to Contents

The payment of future dividends will be dependent on SGL’s earnings, the terms of our syndicated credit facility agreement and the terms and conditions of the senior notes, its financial condition and cash requirements, general business conditions in the markets in which it operates, legal, tax and regulatory considerations and other factors. There can be no assurance as to particular amounts that would be paid from year to year. See Item 10, “Additional Information – Material Contracts”.

Significant Changes

See Note 37 to our consolidated financial statements.

Back to Contents

ITEM 9.  THE OFFER AND LISTING

Offer and Listing Details

Nature of Trading Market and Stock Price History

The table below shows the high and low sales prices of the SGL’s American Depositary Receipts on the New York Stock Exchange for the periods indicated.

			Average Daily
	$ per ADR(1)(2)		Trading Volume	(3)

Year Ended	High	Low

December 31, 2001	22.00	4.60	1,200
December 31, 2002	8.45	1.60	1,600
December 31, 2003	6.95	2.78	10,400
December 31, 2004	7.57	2.90	18,400
December 31, 2005	5.86	3.61	14,900

			Average Daily
	$ per ADR(1)(2)		Trading Volume	(3)

Quarter Ended	High	Low

March 31, 2004	8.00	3.71	39,300
June 30, 2004	3.88	2.90	17,800
September 30, 2004	3.80	3.05	8,100
December 31, 2004	4.45	3.80	8,800
March 31, 2005	5.24	4.11	11,000
June 30, 2005	4.55	3.61	5,900
September 30, 2005	5.10	4.10	21,800
December 31, 2005	5.86	4.50	20,600
March 31, 2006	6.70	5.05	40,908

(1)	Source: JP Morgan/Bloomberg.
(2)	Each ADR represents one third of one share.
(3)	Rounded to the nearest 100.
			Average Daily
	$ per ADR(1)(2)		Trading Volume	(3)

Month Ended	High	Low

October 31, 2005	5.08	4.50	19,300
November 30, 2005	5.66	4.88	21,200
December 31, 2005	5.86	5.27	21,300
January 31, 2006	6.64	5.73	58,065
February 28, 2006	6.17	5.41	24,842
March 31, 2006	6.70	5.05	39,261

(1)	Source: JP Morgan/Bloomberg.
(2)	Each ADR represents one third of one share.
(3)	Rounded to the nearest 100.

Back to Contents

The table below shows the high and low sales prices in euro of SGL’s shares on the Frankfurt Stock Exchange/XETRA for the periods indicated.

			Average Daily
	Euro per Share(1)		Trading Volume	(2)

Year Ended	High	Low

December 31, 2001	72.00	15.10	98,700
December 31, 2002	28.90	5.10	110,800
December 31, 2003	13.76	5.51	242,400
December 31, 2004	12.05	7.20	313,400
December 31, 2005	14.70	8.37	233,500

			Average Daily
	Euro per Share(1)		Trading Volume	(2)

Quarter Ended	High	Low

March 31, 2004	12.45	8.10	672,700
June 30, 2004	9.48	7.20	279,500
September 30, 2004	9.40	7.61	196,200
December 31, 2004	10.35	9.21	193,900
March 31, 2005	11.71	9.43	256,700
June 30, 2005	11.43	8.37	224,900
September 30, 2005	12.54	10.05	231,100
December 31, 2005	14.70	11.33	222,200
March 31, 2006	16.39	13.25	401,622

(1)	Source: JP Morgan/Bloomberg.
(2)	Rounded to the nearest 100.

			Average Daily
	Euro per Share(1)		Trading Volume	(2)

Month Ended	High	Low

October 31, 2005	12.60	11.33	261,900
November 30, 2005	14.39	12.08	235,500
December 31, 2005	14.70	13.75	168,500
January 31, 2006	15.98	13.91	279,075
February 28, 2006	15.25	13.25	425,027
March 31, 2006	16.39	13.52	498,489

(1)	Source: JP Morgan/Bloomberg.
(2)	Rounded to the nearest 100.

On January 15, 2004 our shareholders approved a capital increase in the form of the issue of 33,277,437 new shares as proposed by our management. In this context, existing shareholders could subscribe three new shares for two existing shares of SGL Carbon at the price of €8.00 per share. From January 22, the shares were traded without their previously related subscription rights. This led to a decrease in the share price from this date. The end of trading of subscription rights was on February 3, 2004. The new shares were added to the existing listing of SGL Carbon shares on February 6, 2004. As of that date, the number of our outstanding shares amounted to 55,462,395 (compared to 22,184,958 before the capital increase).

On March 16, 2005, the capital increase approved on January 27, 2005, by the Board of Management and with the consent of the Supervisory Board on February 10, 2005 of 591,434 shares was implemented. These shares were purchased at €2.56 and used to fulfill bonus claims of the Company’s employees. Furthermore, in March 2005 a total of 36,025 new shares were also issued to employees of SGL Carbon AG and its affiliates as contribution in kind within the framework of the Matching Shares Plan 2003. Employees participating in the Matching Shares Plan 2003 contributed bonus claims totaling €358,809 to the Company as a contribution in kind. Of this amount, €92,224

Back to Contents

refer to the share capital, with the remaining €266,585 referring to the share premium. In the 2005 fiscal year, 128,500 options were exercised under the Stock Option Plans. The total number of shares increased in 2005 by 755,959 from 55,835,290 to 56,591,249 at December 31, 2005.

On March 16 and 17, 2006 SGL Carbon announced and completed an capital increase of 5,583,529 shares, that was successfully placed in an accelerated bookbuilding. The shares have been placed at a price of €15.00 per share resulting in gross proceeds totalling €83.7 million. The shares were placed with German and international institutional investors and further improve the Capital Resources of the SGL Group. Including the capital increase for employee plans the shares outstanding increase to 62,724,778.

The entire share capital of SGL consists of a single class of shares. All shares are in bearer form and freely transferable. All shares are listed under the trading symbol “SGL” and have an identical ISIN-Code (DE0007235301). The shares are listed in Germany on the Frankfurt, Berlin/ Bremen, Du¨ sseldorf, Hamburg, Hanover, Munich and Stuttgart stock exchanges. Since March 18, 1996, the Shares have been included in the MDAX Index. On March 24, 2003, the new index model of the Frankfurt Stock Exchange came into effect. SGL remained in the MDAX, which now consists of 50 companies.

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

The ADRs, each representing one third of one share, are listed on the NYSE under the trading symbol “SGG” and have traded on the NYSE since June 5, 1996. On March 31, 2006 we had 2,455,518 outstanding ADRs. The ADRs are issued under the terms of a Deposit Agreement, dated June 4, 1996, as amended as of February 22, 2000, among SGL, JPMorgan Chase Bank (formerly the Morgan Guaranty Trust Company of New York), as depositary, and the holders and beneficial owners from time to time of the ADRs issued thereunder.

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

Corporate Governance

A foreign private issuer, as SGL Carbon Aktiengesellschaft (SGL Carbon AG) is, in principle, permitted to follow home country corporate governance practice in lieu of the NYSE Corporate Governance Standards as set forth set forth in Section 303 A of the NYSE Listed Company Manual (the “NYSE Standards”), provided, among others, that it discloses the significant differences between such home country governance practices and the NYSE Standards applicable to domestic companies listed on the NYSE.

German corporate governance standards generally derive from the provisions of the German Stock Corporation Act (Aktiengesetz the “Stock Corporation Act”), the German Codetermination Act (Mitbestimmungsgesetz, the “Codetermination Act”) and the German Corporate Governance Code (Deutscher Corporate Governance Kodex, the “Code”). These standards differ from the corporate governance listing standards applicable to U.S. domestic NYSE issuers. A brief, general summary of the significant differences follows.

Dual board system

SGL Carbon AG is a German Stock Corporation organized under the Stock Corporation Act. German stock corporations have a dual board system with a management board (Vorstand) and a supervisory board (Aufsichtsrat). The German Stock Corporation Act requires a clear separation of management and oversight functions and therefore strictly prohibits simultaneous membership on both boards. Members of the management board and the supervisory board must exercise the standard of care of a prudent and diligent business person when carrying out their duties. In complying with this standard of care, members must not only take into account the interests of shareholders, as would typically be the case with a U.S. board of directors, but also the interests of other constituents, such as the company’s employees and creditors, and, to some extent, the public interest.

The management board of SGL Carbon AG is responsible for managing the company and representing it in its dealings with third parties. The management board is also required to ensure an appropriate risk management within the company and to establish an internal monitoring system. The members of the management board of a German stock corporation, including its chairman or

Back to Contents

speaker, are by law regarded as peers and share a collective responsibility for all management decisions.

The supervisory board oversees the company’s management board and appoints and removes its members. Members of the supervisory board cannot be involved in the day-to-day management of the company. However, the company’s articles of association or its supervisory board must specify matters of fundamental importance which will require the approval of the supervisory board. Matters requiring such approval include decisions or actions, which would substantially change the company’s assets, financial position or results of operations. The supervisory board is also required to review and approve the company’s annual financial statements, before they are presented to the general meeting of shareholders. To ensure that the supervisory board may properly carry out its oversight functions, the management board must regularly report to the supervisory board with regard to current business operations, planning and business policies including any deviation of actual developments from targets previously presented to the supervisory board, particularly on the companies return on equity, on the risk exposure and the risk management.

The supervisory board of German stock corporations is subject to the principle of employee codetermination as laid down in the Codetermination Act. Accordingly, the supervisory board of SGL Carbon AG consists of a total of 12 members, one half elected by the shareholders and the other half elected by the employees. Typically, the chairman of the supervisory board is a shareholder representative. In case of a tie vote, the supervisory board chairman may cast the decisive tie-breaking vote.

Committees

With one exception, German corporate law does not mandate the creation of specific supervisory board committees. German corporations are only required to establish a mediation committee with a charter to resolve any disputes among the members of the supervisory board that may arise in connection with the appointment or dismissal of members of the management board. In addition, the Corporate Governance Code recommends that the supervisory board establish an audit committee, which would handle the formal engagement of the company’s independent auditors once they have been approved by the general meeting of shareholders. The audit committee would also address issues of accounting, risk management and auditor independence. In practice, most supervisory boards have also constituted other committees to facilitate the work of the supervisory board. In addition to the mediation committee and audit committee, the Supervisory Board of SGL Carbon AG has constituted a personnel and compensation committee, an ad-hoc-committee, a strategy committee and a technology committee. Members of the supervisory board elected by the employees may serve on any committee established by the supervisory board.

Independence requirements

The NYSE corporate governance standards contain certain independence requirements for the members of the board of directors and certain committees of the board. These requirements are closely linked with the specific risks of the composition of the board of directors as single executive body of U.S. companies. The dual board system with its strict separation of management board and supervisory board creates a different system of checks and balances and cannot be directly compared with the one board system. German law has its own rules applicable to supervisory board members addressing certain aspects of independence. In addition to prohibiting members of the management board from simultaneously serving on the supervisory board, members of the supervisory board shall act in the best interest of the company and may not serve other interest while performing its functions as a supervisory member. Any service, consulting or similar agreements between the company and any of its supervisory board members must be approved by the supervisory board.

In February 2002, a German government commission promulgated a Corporate Governance Code, last update in June 2005, containing additional corporate governance rules applicable to German stock corporations. While these rules are not legally binding, companies failing to comply with the Code’s recommendations must disclose publicly how their practices differ from those recommended by the Code. Some of the Code’s recommendations are also directed at ensuring independence of supervisory board members. Specifically, the Corporate Governance Code recommends that the supervisory board should take into account potential conflicts of interest when

Back to Contents

nominating candidates for election to the supervisory board. Similarly, if a material conflict of interest arises during the term of a member of the supervisory board, the Corporate Governance Code recommends that the term of that member be terminated. The Corporate Governance Code further recommends that at any given time not more than two former members of the management board should serve on the supervisory board. For nominations for the election of members of the Supervisory Board, care shall be taken that the Supervisory Board, at all times, is composed of members who have the required knowledge, abilities and expert experience to properly complete their tasks. However, neither German law nor the Corporate Governance Code require an affirmative independence determination, meaning that the supervisory board need not make affirmative findings whether the members of the supervisory board or the audit committee are independent.

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

The Articles of Association of SGL do not specify age limits at which the members of the Supervisory Board or Board of Management of SGL must resign their office. However, it is customary for the service contracts between SGL and the members of its Board of Management to provide for retirement at age 65. Neither the members of the Supervisory Board nor those of the Board of Management are required to own Shares in order to hold their offices. For further discussion of the Supervisory Board and Board of Management of SGL, see Item 6, “Directors, Senior Management and Employees”.

Matters Regarding the Rights Attaching to Shares

The capital stock of SGL consists of the Shares, which are ordinary bearer shares without par value (Stückaktien). The Shares grant each shareholder an equal right to receive dividends and participate in any surplus in the event of liquidation in proportion to his or her shareholding.

Back to Contents

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

The Shares grant each shareholder a preemptive right to subscribe, in proportion to his or her shareholding, to any new issues of Shares. However, pursuant to German law, such preemptive rights may be excluded for individual issues of shares (including in connection with conditional and authorized capital) by a vote of 75% of the share capital in attendance at a shareholders’ meeting. SGL has excluded preemptive rights on certain new issues of Shares in connection with its equity-based compensation plans. See “Item 6 Directors, Senior Management and Employees Management Incentive Plans”.

German stock corporations may, in certain circumstances, repurchase their own shares. The German Stock Corporation Act generally limits share repurchases to 10% of our share capital. The Articles of Association of SGL do not prohibit such repurchases. The annual general meeting decided in April 2005 to allow SGL to repurchase up to 10% of the stock available at that time. The shares of a German stock corporation are generally non-assessable, and no provision has been made in the Articles of Association of SGL for further capital calls. Neither German law nor SGL’s Articles of Association contain any provision discriminating against any existing or prospective holder of Shares as a result of such shareholder owning a substantial number of Shares.

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

As provided in the Act on Corporate Integrity and the Modernization of the Right of Avoidance (Gesetz zur Unternehmensintegrita¨ t und Modernisierung des Anfechtungsrechts [UMAG]) which has entered into force as of November 1, 2005, and according to the amended Articles of Association of SGL shareholders intending to attend the Annual General Meeting or to exercise their right to vote shall register prior to the meeting. Shareholders are required to prove their right for attending the Annual General Meeting. A document in text form issued by the deposit bank or other financial institution and identifying them as the owners of a certain number of shares will suffice. This document shall be in German or in English, and shall reach the Company no later than on day seven (7) before the Meeting. In the event that share certificates are not deposited with a bank or other financial institution, for attending the Annual General Meeting the shareholders must, in order to attend and vote at a shareholders’ meeting, deposit their Shares at a designated location at least seven days before the shareholders’ meeting and keep them deposited until after the close of the meeting.

Back to Contents

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

Change of Control

The Articles of Association of SGL contain no provision that would have an effect of delaying, deferring or preventing a change in control of SGL in the context of a merger, acquisition or corporate restructuring. See also ITEM 6 “Change in Control” for an agreement with certain senior managers.

Disclosure of Shareholdings

The Articles of Association of SGL do not contain any provision requiring the disclosure of share ownership in SGL. However, under the German Securities Trading Act, holders of voting securities of a German corporation listed on a stock exchange within the European Union must notify SGL of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which are currently set at 5%, 10%, 25%, 50% and 75% of a company’s outstanding voting rights. See Item 7, “Major Shareholders and Related Party Transaction – Major Shareholders” If a shareholder fails to notify the company or the Federal Supervisory Authority for Securities Trading as required, he or she cannot exercise any rights associated with the Shares for as long as the default continues.

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

The Senior Facilities

On September 1, 2005 we replaced our U.S. Senior Facility and amended the Term Facility and revolving credit agreement dated February 3, 2004 by adding an additional USD Tranche (collectively referred to as the “Senior Facilities”) ..

German Senior Facility

The German Senior Facility was signed on February 3, 2004 and amended on September 1, 2005 , with the Company and certain of its subsidiaries party thereto (initially including SGL CARBON S.p.A. (Italy), SGL CARBON S.A. (Spain) and SGL CARBON LLC (USA)), as the original borrowers, certain subsidiaries of SGL (including all of the Subsidiary Guarantors), as guarantors, Bayerische Landesbank, Credit Suisse First Boston International, Deutsche Bank AG, and Dresdner Kleinwort Wasserstein, as mandated lead arrangers, and certain other financial institutions party thereto, as the original lenders, Deutsche Bank Luxembourg S.A., as facility agent and security agent, and Credit Suisse First Boston International, as documentation agent.

Back to Contents

The German Senior Facility provides for senior term loans consisting of a maximum aggregate amount of €195.2 million, consisting of one €9.6 million facility, known as Term Loan A, one €128.3 million letter of credit facility, known as Term Loan B, one €15.3 million facility, known as Term Loan C, a multicurrency revolving credit facility of €42.0 million known as the Revolving Facility and an additional USD 80.0 million facility, know as Term Loan D. The German Senior Facility is governed by German law.

Interest rates and fees

Advances under Term Loan A, the Term Loan B and the Revolving Facility bear interest for each interest period at a rate per annum equal to EURIBOR or, in relation to any loan made in U.S. Dollars, LIBOR, plus mandatory costs to compensate lenders for the costs of compliance with regulatory requirements, if applicable, and a variable margin. The initial interest margin for Term Loan A, Term Loan B and the Revolving Facility is 2.75% and for Term Loan D is 3.0%.

The margin on Term Loan A, Term Loan B, Term Loan D and the Revolving Facility are subject to a margin ratchet. The margin will be adjusted downwards at specified increments to reflect any changes in the ratio of net debt to consolidated EBITDA as determined on the basis of quarterly reports for the previous four quarters, to a minimum margin of 1.25% per annum, except for Term Loan D where the minimum is 1.5% per annum.

In addition, during any period of default under the German Senior Facility, the margin on Term Loans A, B, D and the Revolving Facility will be 1.25% above the otherwise applicable margin until either the default is cured or the lenders waive the enforcement of their rights arising from this default.

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

Security

In order to secure claims under the German Senior Facility, the Company and various subsidiaries have granted a number of security interests for the benefit of the lenders and the other secured parties, including:

•	pledges of shares held by the Company in SGL CARBON Beteiligung GmbH, SGL CARBON GmbH, SGL TECHNOLOGIES GmbH, SGL Carbon LLC; and by SGL TECHNOLOGIES GmbH in SGL BRAKES GmbH;

•	pledges of bank accounts held by SGL CARBON Aktiengesellschaft, SGL CARBON GmbH, SGL Carbon LLC, SGL CARBON Beteiligung GmbH, SGL TECHNOLOGIES GmbH, and SGL BRAKES GmbH;

•	security assignments of accounts receivable by SGL CARBON Aktiengesellschaft, SGL CARBON GmbH, SGL Carbon LLC, SGL CARBON Beteiligung GmbH, SGL TECHNOLOGIES GmbH, and SGL BRAKES GmbH;

•	security transfers of movable fixed assets and inventory held by SGL CARBON GmbH, SGL Carbon LLC, SGL TECHNOLOGIES GmbH and SGL BRAKES GmbH;

•	security assignments of intellectual property rights by SGL CARBON Aktiengesellschaft, SGL CARBON GmbH, SGL Carbon LLC, SGL CARBON Beteiligung GmbH, SGL TECHNOLOGIES GmbH and SGL BRAKES GmbH and

•	mortgages over real property belonging to SGL CARBON Aktiengesellschaft and SGL Carbon LLC.

In addition, various security interests were be granted in those jurisdictions in which our material subsidiaries are located, including Austria, Canada, England, France, Italy, Poland, Scotland, and Spain.

SGL ACOTEC GmbH and KCH Beteiligungs GmbH were released from granting securities effective January 6, 2005 due to the sale of the Surface Technology and Plastics Process Technology operations as part of the Corrosion Protection Business (CP).

Back to Contents

On December 31, 2005 the funds in the bank accounts to fund potential antitrust fines and to fund the repurchase of the 3.5% convertible bond including accrued interest thereon were fully used to serve the described obligations.

Furthermore, the German Senior Facility provides that all subsidiaries that contribute at least 5% of the EBITDA or the sales revenues of the SGL Group shall become party to the agreement, and that they shall give guarantees and grant security over their assets, and that their shares shall be pledged.

Use of proceeds and maturity

Term Loan A was used to fund, in part, the Transactions. The amortization schedule for Term Loan A provides for semi-annual payments and a final maturity on December 30, 2008.

Term Loan B is a letter of credit facility that shall serve to refinance earlier letters of credit granted in favour of the European Union in connection with fines imposed by EU competition authorities. On September 7, 2005 the Company cancelled €10.6 million of the amended Term Loan B facility of €128.3 million. These letters of credit may be issued in a total amount of €117.7 million. They are to be returned to the lending banks if the EU waives its requirement that we provide the letters of credit. The Term Loan B terminates on December 30, 2008. To the extent the letters of credit have not been returned at that point, they shall be secured with a corresponding cash account. If the EU reduces the fines, any existing letter of credit will be replaced by another in the reduced amount.

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

Term Loan D serves to fund the capital requirements in the US and requires a bullet repayment on December 30, 2008.

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

We are required to repay the loans under the German Senior Facility in full or in part in certain circumstances, including:

•	the disposal of assets other than in the ordinary course of business or specific exceptions as defined in the German Senior Facility;

•	the receipt of insurance proceeds in excess of €1.0 million or, when aggregated with the insurance proceeds of the SGL Group from claims made in the immediately preceding twelve months, €7.5 million, to the extent that they are not applied in the towards the replacement, reinstatement, repair, or satisfaction of business interruption losses within six months of receipt;

•	50% of excess cash flow, to the extent it exceeds €7.5 million as calculated under the provisions of the German Senior Facility, for each financial year, and

•	100% of the net proceeds from the issuance of any debt securities issuance and 75% of the net proceeds arising from any equity securities issuance.

Back to Contents

Undertakings and restrictive covenants

The German Senior Facility includes a number of undertakings and restrictive covenants typical for credit facilities of this nature, including:

•	restrictions on disposals of assets, unless permitted under the German Senior Facility;

•	restrictions on changes of the financial year;

•	requirement to maintain and protect intellectual property rights; and

•	prohibition of acquisitions, mergers, joint ventures or similar transactions, unless permitted under the German Senior Facility.

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

Intercreditor Agreement
General

To establish the relative rights of certain of the creditors under our financing arrangements, certain members of the SGL Group, including the Issuer, the Company and the Subsidiary Guarantors, entered into an Intercreditor Agreement with the lenders under the Senior Facilities, the senior agent, the senior security agent, the security agent or agents and trustee for the holders of the notes and a trustee for the holders of the convertible bonds, among others. Since the convertible bonds were repaid in full on September 18, 2005, the trustee for the holders of the convertible bonds is no longer party to the Intercreditor Agreement.

Order of priority

The Intercreditor Agreement provides that outstanding debt of members of the SGL Group will have the following priority:

•	first, Senior Indebtedness and

Back to Contents
•	second, Indebtedness under the Guarantees.

Payments under the Guarantees of the notes and the Funding Loan

Payment by the Guarantors under their Guarantees will be permitted except as set forth under “– Suspension of Payments” below.

Suspension of Payments

Payments under the Guarantees will be subject to suspension as follows:

(1)	if any payment event of default with respect to any Senior Indebtedness of the relevant obligor has occurred and is continuing, or

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

The foregoing will not prohibit the Guarantors from paying and the holders of notes from receiving certain “permitted junior securities” (which include equity securities of the Company and subordinated debt securities of any Guarantor) or payments made from the trusts.

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

Delayed maturity of the Subsidiary Guarantees and of the Funding Loan

The Intercreditor Agreement requires that the Subsidiary Guarantees prior to the repayment of all obligations in respect of Designated Senior Indebtedness, the obligations under the Subsidiary Guarantees are not due (and no demand may be made on the relevant obligor) until:

i.	a default in payment of any amounts due under the indenture, the notes or the Guarantees has occurred and is continuing, and

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

“Designated Senior Indebtedness”, “Enforcement Action”, “Senior Declared Indebtedness” and “Indebtedness” each have the meaning set forth in “Exhibit 2”.

Back to Contents

“Majority Senior Lenders” means: (1) with respect to clause (1) of the definition of Designated Senior Indebtedness, the lenders under the German Senior Facility holding together more than 50.0% of the aggregate outstanding Indebtedness under the german facilities (ii) with respect to clause (2) of the definition of Designated Senior Indebtedness, the lenders under such Designated Senior Indebtedness, holding together more than 50.0% of such aggregate outstanding Indebtedness and (iii) with respect to clause (3) of the definition of Designated Senior Indebtedness the relevant majority specified in the credit agreement(s) governing such Designated Senior Indebtedness.

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

Amendment of Deposit Accounts

We have agreed not to amend the Deposit Accounts without the consent of the trustee for the holders of the notes. See“– Deposit Accounts.”

Other Provisions

The Intercreditor Agreement contains other standard provisions including subrogation, grant of certain authority to the senior lenders to prove for and file claims in respect of the Guarantees, and restrictions on assignment.

Governing Law

The Intercreditor Agreement will be governed by New York law.

3.5% Convertible Bonds

On September 18, 2000, the Company issued convertible bonds in the amount of €133.6 million with a maturity date of September 18, 2005 and an annual interest rate of 3.5% payable annually. The convertible bonds were fully repaid on September 18, 2005.

Polish Facility

The Polish Facility was most recently amended on December 18, 2003, and included our subsidiaries in Poland, SGL CARBON S.A. (Poland), SGL CARBON Angraph Sp. z.o.o (Poland) and SGL CARBON Polska S.A. (Poland) as the borrowers and BNP Paribas Bank Polska S.A. as the lender. As of December 31, 2005, all Polish subsidiaries were merged into the surviving legal entity SGL CARBON Polska S.A

The Polish Facility provides for a revolving credit facility of up to PLN 60.0 million. The Polish Facility is used to provide working capital to our Polish subsidiary. As of December 31, 2005 and 2004, there was no indebtedness outstanding under the Polish Facility.

Advances under the Polish Facility bear interest at a rate per annum equal to WIBOR plus 2.0% (for borrowings denominated in PLN), LIBOR plus 2.0% (for borrowings denominated in US Dollars) or EURIBOR plus 2.0% (for borrowings denominated in Euro). Borrowings under the Polish Facility are subject conditions precedent. The Polish Facility is served by a mortgage on certain Polish real estate and a pledge of the share capital of SGL CARBON Polska S.A. (Poland), The Polish Facility terminates on December 30, 2008. Availability under the Polish Facility will be decreased to PLN 50.0 million at December 31, 2007.

The Polish Facility includes the restrictive covenants, including financial covenants, applicable to the borrowing group.

Deposit Accounts

Upon closing in February 2004 we deposited €143.0 million into an escrow account to satisfy interest and principle obligations on our existing convertible bonds through to maturity

Back to Contents

(the “Convert Deposit Account”). On February 25, 2004, the Company made a voluntary public offer to repurchase the convertible bonds from their holders. During an acceptance period ending at midnight (CET) on April 5, 2004, the holders of an aggregate 83,687 convertible bearer bonds with a nominal value of €1,000.00 each accepted the offer by SGL Carbon Aktiengesellschaft to repurchase such bonds. This number represents approximately 62,605% of the total 133,650 bearer bonds with a nominal value of €1,000.00 each then outstanding. On September 18, 2005 the Company repurchased the remaining outstanding 49,963 bonds including accrued interest thereon.

A portion of the proceeds from the Transactions (in the amount of €125.3 million) was deposited into a separate escrow account to be used exclusively for the purpose of paying fines in connection with antitrust proceedings and related costs (the “Antitrust Deposit Account” and, together with the Convert Deposit Account, the “Deposit Accounts”). We classified the amounts in Antitrust Deposit Account as “restricted cash” on our balance sheet. On June 28, 2004 we draw €5.6 million from the Covert Deposit Account to repay Senior Indebtedness.

As of December 31, 2005 the funds in the bank accounts to fund potential antitrust fines and to fund the repurchase of the 3.5% convertible bond including accrued interest thereon were fully used to serve the described obligations.

8.5% Senior Notes

On February 9, 2004, as part of our recent refinancing package, we issued senior notes with a total nominal value of €270 million through our finance subsidiary SGL CARBON Luxembourg S.A. SGL CARBON AG owns 96.77% of SGL CARBON Luxembourg S.A., while SGL CARBON Beteiligung GmbH owns the remaining 3.23% . The notes bear interest at 8.5% per annum, payable semi-annually, and mature on February 1, 2012. The notes are listed on the Luxembourg Stock Exchange.

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

The obligations of SGL CARBON Luxembourg S.A. and of each of the guarantors under the indenture, the notes and in certain cases the guarantees are secured by a first-ranking security over the loan of the gross proceeds of the issue from SGL CARBON Luxembourg S.A. to SGL CARBON AG and by second-ranking pledges over the capital stock of the following SGL subsidiaries: SGL CARBON GmbH (Germany), SGL CARBON GmbH & Co. KG (Austria), SGL Technic S.A.S. (France), SGL CARBON S.p.A. (Italy), SGL CARBON S.A. (Spain), SGL CARBON Polska S.A. (Poland), SGL CARBON LLC (Nevada, USA) and SGL Technic Inc. (California, USA).

To comply with a negative pledge provision in our convertible bonds, we provided equivalent security and guarantees for the benefit of the holders of our existing convertible bonds at the same time, and on a pari passu and a pro rata basis, as the security and guarantees we are providing for the benefit of the holders of the senior notes.

The indenture under which we issued the senior notes contains a number of conditions that are typical for this kind of debt instrument but that could substantially limit our financial and operating

Back to Contents

flexibility or, in a case of breach, lead to accelerated maturity or termination of the notes. Among other things, these conditions limit our ability to:
*	incur additional indebtedness and issue preferred shares;

*	make certain restricted payments and investments;

*	transfer or sell assets;

*	enter into transactions with affiliates;

*	create certain liens;

*	create restrictions on the ability of our restricted subsidiaries to pay dividends or other payments to us;

*	issue guarantees of indebtedness by our restricted subsidiaries;

*	enter into sale and leaseback transactions;

*	issue or sell shares of our restricted subsidiaries;

*	merge, consolidate, amalgamate or combine with other entities;

*	designate restricted subsidiaries as unrestricted subsidiaries; and

*	engage in any business other than a business permitted under the indenture.

Each of these covenants is subject to a number of exceptions and qualifications. See Exhibit [2.1] to the annual report of 2003.

Exchange Controls

At the present time, Germany does not restrict the export or import of capital, except for certain direct investments in areas covered by United Nations embargoes and certain other countries and individuals subject to embargoes in accordance with German law. However, for statistical purposes with certain exceptions, every corporation or individual residing in Germany must report to the German Central Bank any payment received from or made to a non-resident, corporation or individual if the payment exceeds €12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident corporation or individual against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate €5.0 million (or the equivalent in a foreign currency) at the end of any calendar month. There are no limitations on the right of non-resident or foreign owners to hold or vote the Shares or the ADRs imposed by German law or the Articles of Association of SGL.

Taxation

German Taxation

The following discussion is a summary of the material German tax consequences for beneficial owners of Shares or American Depositary Shares who are (i) not German residents for German income tax purposes (i.e., persons whose residence, habitual abode, statutory seat or place of effective management and control is not located in Germany) and (ii) whose Shares do not form part of the business property of a permanent establishment or fixed base in Germany. Throughout this section we refer to these owners as “non-German Holders”.

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

Withholding Tax

Generally the dividends distributed by SGL are subject to German withholding tax. The withholding tax rate on dividends is 20%. In addition, the solidarity surcharge of 5.5% on the withholding tax will be retained, resulting in a total withholding from dividends of 21.1% . The withholding tax rate may be reduced for non-German Holders by an applicable double tax treaty. Under most double tax treaties the withholding tax rate is reduced by way of refund, to 15%. To reduce the withholding tax to the applicable treaty rate of 15%, a non-German Holder may apply for a refund of withholding taxes paid. The refund amounts to 6.1% of the declared dividend for dividend distributions withheld at the rate of 21.1% . The application for refund must be filed with the German Central Tax Office (Bundeszentralamt für Steuern, Hauptdienstsitz Bonn-Beuel, An der Kü ppe 1, D-53225 Bonn, Germany; http://www.bzst.bund.de). The relevant forms can be obtained from the German Central Tax Office or from German embassies and consulates.

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

Dividend Refund Procedure for U.S. Holders

A new simplified collective refund procedure has been introduced, the so-called Datenträ gerverfahren. Financial institutions which deal with dividend distributions of SGL (for example, custodian banks or clearing offices) or SGL itself may apply to participate in this procedure at the German Central Tax Office. Upon acceptance, the participant may electronically file collective refund claims with the German Federal Tax Office.

Individual claims for refund may be made on a special German form, which must be filed with the German Central Tax Office, Bundeszentralamt für Steuern, Hauptdienstsitz Bonn-Beuel, An der Küppe 1, D-53225 Bonn, Germany (http://www.bzst.bund.de). Copies of the required form may be obtained from the German Central Tax Office at the same address or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington D.C. 20007-1998. Alternatively, the form can be downloaded from the following website: www.bzst.bund.de.

Claims must be filed within a four-year period from the end of the calendar year in which the dividend was received.

As part of the individual refund claim, an eligible United States holder must submit to the German tax authorities the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS form 6166 of its last United States federal income tax return. IRS Form 6166 may be obtained by sending a properly

Back to Contents

completed IRS Form 8802 and any required statements and documentation to the Internal Revenue Service, Philadelphia Service Center, U.S. Residency Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Additional guidelines concerning application for U.S. residency certification are provided in the Instructions for IRS Form 8802 and in IRS Publication 686, Certification for Reduced Tax Rates in Tax Treaty Countries.

Capital Gains

Under German domestic tax law, capital gains derived by a non-German Holder from the sale or other disposition of Shares or ADRs are subject to tax in Germany, the tax base generally being 50% of the capital gains in respect of an individual non-German Holder and 5% of the capital gains in respect of a corporate non-German Holder provided that such non-German Holder has held, directly or indirectly, Shares or ADRs representing 1% or more of the registered share capital of SGL at any time during the 5-year period immediately preceding the disposition.

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

Other Taxes

No German transfer, stamp or other similar taxes apply to the purchase, sale or other disposition of Shares or ADRs by non-German Holders. As a result of a judicial decision, the German net worth tax (Vermö gensteuer) was abolished.

United States Taxation

This section describes the material United States federal income tax consequences of owning and disposing of Shares or ADRs. It applies to you only if you are a U.S. holder (as defined below) and hold the Shares or ADRs as capital assets for tax purposes. This section does not address all material tax consequences of owning and disposing of Shares or ADRs. It does not address special classes of holders, some of whom may be subject to other rules, including:

•	tax-exempt entities,

•	certain insurance companies,

•	broker-dealers,

•	traders in securities that elect the mark to market method of accounting for securities holdings,

•	investors liable for alternative minimum tax,

•	investors that actually or constructively own 10% or more of our voting stock,

Back to Contents
•	investors that hold shares or ADRs as part of a straddle or a hedging or conversion transaction, or

•	investors whose functional currency is not the U.S. dollar.

This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, and published rulings and court decisions, as currently in effect, as well as on the Treaty. These laws are subject to change, possibly on a retroactive basis.

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

You are a “U.S. holder” if you are a beneficial owner of Shares or ADRs and you are:

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

Taxation of Dividends

Under the United States federal income tax laws, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits, as these amounts are determined for United States federal income tax purposes. You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. See the paragraph under “German Taxation – Special Tax Rules for U.S. Holders” for examples of how to compute the amount of dividends received. The dividend must be included in your gross income when you, in the case of Shares, or JPMorgan Chase Bank, in the case of ADRs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

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

Back to Contents

Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a nontaxable return of capital to the extent of your basis in the Shares or ADRs and thereafter as a capital gain.

Subject to certain limitations, the German tax withheld in accordance with German law and the Treaty and paid over to Germany may be claimed as a foreign tax credit against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See “– German Taxation – Dividend Refund Procedure for U.S. Holders” above for the procedures for obtaining a tax refund.

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

Dividends distributed by us will generally constitute income from sources outside the United States and will generally be categorized as “passive income” or “financial services income”, each of which are treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. Under recently enacted legislation, for taxable years beginning January 1, 2007, dividend income generally will constitute “passive category income” or, in the case of certain U.S. holders, “general category income.”

The United States Treasury has expressed concerns that parties to whom ADRs are released may be taking actions that are inconsistent with the claiming of foreign tax credits. Accordingly, the creditability of German withholding tax on dividends could be affected by future actions that may be taken by the United States Treasury.

“Qualified dividend income” received by individuals in taxable years beginning before January 1, 2009 generally will be taxed at a maximum rate of 15% rather than at rates applicable to other items of ordinary income. For this purpose, “qualified dividend income” generally includes dividends paid on shares of U.S. corporations as well as dividends paid on shares of certain non-U.S. corporations if, among other things, the non-U.S. corporation is not a passive foreign investment company, and either (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program (the Treaty has been identified by the U.S. Treasury Department as a qualifying treaty). We currently believe that dividends paid by us with respect to the Shares or ADRs should constitute “qualified dividend income” for U.S. federal income tax purposes. The United States Treasury and the Internal Revenue Service have announced their intention to promulgate rules pursuant to which holders of Shares and ADRs, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Each individual U.S. holder of Shares or ADRs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

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

Back to Contents

United States federal income tax rate applicable to long-term capital gains realized before 1 January 2009, will be 15%. The deductibility of capital losses is subject to limitations. Any gain or loss generally will be treated as arising from U.S. sources.

Passive Foreign Investment Company

We currently believe that SGL will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2005. However, an actual determination of PFIC status is fundamentally factual in nature and must be made annually as of the close of each fiscal year and is therefore subject to change. We urge you to consult your own tax advisers regarding possible application of the PFIC rules to your ownership and disposition of Shares or ADRs.

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

Dividends and Paying Agents

Not applicable.

Statements by Experts

Not applicable.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. Members of the general public may read and copy these materials, including this annual report and the exhibits thereto, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and may also obtain copies of the materials by mail from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. You may access our annual reports and some of the other information we submit to the SEC through this website. In addition, you may inspect material we file at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Subsidiary Information

Not applicable.

Back to Contents

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The global nature of our business exposes our operations, financial results and cash flows to a number of risks, including those listed below.

•	Interest rate fluctuations. We are exposed to changes in interest rates. Our primary interest rate exposure is to fluctuations in short-term European and U.S. interest rates.

•	Currency exchange rate fluctuations. We are exposed to fluctuations between the Euro and other major world currencies. The majority of our currency fluctuation risk is between the Euro and the U.S. dollar. In addition, we are exposed to fluctuations between the euro and the U.K. pound sterling, between the euro and the Polish zloty, between the U.K. pound sterling and the U.S. dollar and between the U. S. dollar and the Canadian dollar.

•	Commodity price fluctuations. We are exposed to possible increases in raw material prices. We may not be able to pass any such increases on to our customers.

•	Credit risk. We are exposed to credit risk with respect to the counter parties in our transactions.

Any of these risks could harm our operating results and financial condition. These risks are similar to the risks to which we were exposed in the prior year.

The tables below present certain information regarding our use of derivative financial instruments. You should read these tables in conjunction with Item 3, “Key Information – Selected Financial Data – Exchange Rates” and the notes to our consolidated financial statements. All financial instruments in the tables below are used to manage market risks to which we are exposed. We do not purchase or sell derivative financial instruments for trading purposes.

Interest Rate Risk Management

We are exposed to interest rate risks through our debt instruments. We manage this risk exposure through the use of interest rate swaps and interest rate caps.

The following tables provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates as of December 31, 2005. For our fixed rate and variable rate debt, the table presents principal amounts at the December 31, 2005 (based on year-end exchange rates) and the related weighted average interest rates by expected maturity date. Weighted average variable rates are based on implied zero coupon rates in the yield curve. For interest rate swaps and caps, the table presents notional amounts and weighted average interest rates or strike rates by expected maturity date. Weighted average variable rates are based on the implied forward rates as of December 31, 2005. The information is presented in euro equivalents, which is our reporting currency.

Back to Contents

Interest Rate Risk Management
Principal (Notional) Amount by Expected Maturity
Average Interest Rate
								Fair Value
								December
								31,
	2006	2007	2008	2009	2010	After 2010	Total	2005

			(€ equivalent in millions)
Debt, including current portion
Fixed rate (€)	4.8	8.4	0.1	0.1	0.1	270.3	283.8	306.8
Average interest rate	7.29%	7.32%	4.11%	4.11%	4.11%	8.50%
Variable rate (€)	2.5	2.1					4.6	4.6
Average interest rate	4.07%	4.36%
Variable rate (U.S. $)			67.8				67.8	67.8
Average interest rate			6.28%
Variable rate (GBP)	0.5						0.5	0.5
Average interest rate	5.00%
Other currencies	1.4						1.4	1.4

Other currencies in which we have debt is the Japanese Yen.

Interest Rate Risk Management
Principal (Notional) Amount by Expected Maturity
Average Interest (Swap) Rate/Option Strike Price

								Fair Value
								December
								31,
	2006	2007	2008	2009	2010	After 2010	Total	2005

				(€ equivalent in millions)
Interest rate swaps

EURO
Plain Vanilla Swap						40.0	40.0	(1.8)
Average receive rate (variable)						3.54%
Average pay rate (fix)						4.25%

EURO
CMS Spread Ladder Swap						20.0	20.0	(3.7)
Average receive rate (fix)						8.50%
Average pay rate (variable)						*

USD
Capped Swaps				67.8			67.8	(0.5)
Average receive rate (variable)				4.86%
Average pay rate (variable, capped at 5.10%)				5.10%

Foreign Exchange Risk Management

Currency Translation Risk

The SGL Group has operations located outside the Euro zone. Since the Euro is our financial reporting currency, we translate the financial statements of these subsidiaries into the Euro for inclusion in our consolidated financial statements. Period to period changes in the exchange rate for a particular country’s currency can significantly effect the translation into Euro of both revenues and operating income denominated in that currency. Unlike the effect of exchange rate fluctuations on transaction exposure, the effect of exchange rate translation exposure does not effect our local currency cash flows.

Outside the Euro zone, we hold significant assets, liabilities and operations denominated in local currencies, most importantly the US Dollar, British Pound Sterling and Polish Zloty. Although we regularly assess and evaluate the long term currency risk inherent in these investments, we generally undertake foreign exchange hedge transactions addressing this type of risk only when we are

Back to Contents

considering withdrawal from a specific venture and repatriating the funds that our withdrawal generates. However, we reflect effects from currency fluctuations on the translation of net asset amounts in to Euro in a separate equity position.

Currency Transaction Risk

We are exposed to foreign currency exchange rate risks through sales and purchasing transactions, and intercompany loans denominated in currencies other than our functional currency, the euro. Although the net impact of foreign currency exposures is partially offset in the aggregate, we hedge certain significant unmatched foreign currency exposure through the use of forward currency contracts and currency options.

By the end of December 2005, the SGL Group had entered into hedging agreements in the amount of USD 102 million to secure the transaction risk in Europe for the 2006 fiscal year. The average exchange rate for these agreements is approximately USD 1.26/EUR 1.00.

The tables below provide information about our significant derivative financial instruments that are sensitive to changes in foreign currency exchange rates as of December 31, 2005. For forward foreign currency exchange agreements, which relate to intercompany financing, the table presents the notional amounts and the weighted average contractual foreign currency exchange rates. For foreign currency options, the table presents the contract amounts and the average foreign currency option strike prices. The foreign currency options entered into by the SGL Group have a term of less than four years.

		Average
		Contractual	Fair Value
	Contract	Forward	December
	Amount	Exchange	31,
	Buy (Sell)	rate	2005

	(€ equivalent in millions, except for average contractual exchange rate)
Forward Foreign Currency Contracts
Euro
U.S. Dollar	(66.2)	1.2190	(1.7)
British Pound Sterling	(60.7)	0.6794	0.6
Polish Zloty	24.0	4.0472	0.9
Japanese Yen	(3.7)	133.4000	0.2

			Fair Value
	Contract	Average	December
	Amount	Option	31,
	Buy (Sell)	Strike Price	2005

	(€ equivalent in millions, except for average contractual exchange rate)
Foreign Currency Options
U.S Dollar put/euro call	115.3	1.2757	1.3
U.S Dollar call/euro put	(98.3)	1.2655	(2.9)

During August 2005, we made the final installment of the U.S. Department of Justice fine and therefore terminated the associated hedging contracts.

Commodity Price Risks

We are exposed to commodity price risks through our dependence on various raw materials (including petroleum coke, coal tar pitch, petroleum pitch, anthracite coal and natural graphite flake) and energy. We seek to minimize these risks through our sourcing policies and efficient operating procedures. Some of these products are derived from petroleum therefore their prices are affected by the market price of oil. Increases in the market price of oil in 2005 could possibly adversely affect the

Back to Contents

gross margins in some of our business segments if we are unable to pass the increase through to our customers.

In order to ensure both the supply and pricing of some of our energy requirements, from time to time we are a party to short-term forward contracts in the natural gas market in the US which are not material to the operations of the Company as a whole.

Credit Risk

Credit risk is the possibility that the value of our assets may become impaired if counter parties cannot meet their obligations in transactions involving financial instruments. The total of the amounts recognized in assets represents our maximum exposure to credit risk.

Risk Management System

We identify and manage risks through our Group wide Risk Management System. Certain risks, which are beyond our control, for example, effects from war, are not covered by the Risk Management System.

Our Risk Management System (RMS) has been built to implement and control the risk policy. It comprises an interlinked series of planning, control and information systems. These systems cover all areas of the Company and are continuously being adapted to changing underlying conditions. Assignment of responsibility for risk management is detailed in the Corporate Guidelines.

The operating units and central functions identify core risks within the framework of the planning process and determine their financial impact and initial probability of occurrence. These core risks are monitored and countermeasures are set up within the framework of the objective discussions with the Board of Management.

On a quarterly basis, the Business areas and central functions evaluate on a rolling basis the likelihood of core risks occurring, identify potential new risks, and monitor the countermeasures taken. The results are summarized by Group Controlling and presented to the Board of Management. This makes it possible to identify risks in an early stage, in particular those which may jeopardize the Company, and undertake countermeasures. In addition, new potential risks or the occurrence of existing risks are communicated immediately to the Board of Management, regardless of usual reporting intervals.

The Board of Management regularly informs the Supervisory Board about the risk situation and risk management. In addition, all the components of the RMS are monitored at regular intervals by the external auditors as part of the audit of the financial statements and the Group Internal Audit Department as a unit which is independent from the process. The information thus obtained is used to improve early identification and control of risk.

As a company listed on the New York Stock Exchange, SGL Carbon is subject to additional rules designed to make the Company’s reporting more transparent and improve shareholder protection. The audits of Company processes and controls performed as part of the Sarbanes Oxley Act, which is particularly important in this context, contribute to the continued safeguarding and risk avoidance, which are also subject to an independent audit by the external auditor from fiscal 2006.

Risk transfer

SGL Carbon has developed with its insurers a global coverage concept for the major company risks. These group insurance policies transfer the risk to the relevant insurer. To protect our buildings, equipment and machines, the loss prevention measures are continuously improved with the professional support of our insurers. Capital expenditures in risk minimization are made at all locations.

Market and environmental risks

Our business is largely dependent on the steel industry. Key risks for 2006 are the assumption of an ongoing favorable economic situation of the steel sector and the continued upswing in demand within our major customer industries. A contrary development would have a negative effect on our prices and sales volumes, which we would have to be offset by further optimizing production and costs.

Back to Contents

We are counteracting the volatility of the energy markets and the above-plan price increases of our main raw materials by structured procurement systems and by negotiating medium and long-term purchase agreements. To this end, we have developed strategic arrangements with our main suppliers based on our longstanding business relationships.

Currency risks from operating activities are hedged by the use of derivative financial instruments, through which we ensure extensive planning security.

Technology risks

We are subject to the risk of technological change in all our Business areas, especially in our growth segments, which is why we are strengthening our focus on the further development of our products and innovations.

The partnership with the Audi Group to further develop our carbon-ceramic brake discs adheres to a clear milestone plan and is being pursued at Business area and Board of Management level as well as by the Technology Committee of the Supervisory Board. Because of the relatively high investment in the technology applications of SGL T, this newly created committee meets twice a year.

Personnel risks

Targeted employee development programs at all levels ensure that SGL Carbon is an attractive employer for well-educated personnel, either experienced or beginners. The remuneration system contains high variable components, which give every employee the option of additional financial rewards. Managers are committed to the Company for the long term through specially targeted incentive and promotional measures.

Financial risks

The successful conclusion of the new refinancing package at the beginning of fiscal year 2004 has considerably reduced our financial risks. With regard to creditors, we must comply with certain conditions, which might have to be renegotiated in the event of non-compliance. The result would be higher credit costs or the withdrawal of credits. To avoid this, we operate a stringent liquidity policy and liquidity and financial planning on a rolling basis, which are based on current, updated earnings and cash flow estimates of the operating units. Our existing credit facilities, comprising the syndicated loan and the corporate bond, cover the Group’s financing requirements. We are also exposed to financial risks in the form of changes in interest and exchange rates, which we hedge with derivative financial instruments. Risk minimization is the overriding principle that underlies all our activities involving these derivatives. The trading and control functions are kept separate, and we also perform regular risk assessments in this area.

Antitrust risks

The antitrust proceedings initiated by the authorities in North America in the 1990s are completed. The resulting payment obligations were fully paid off in North America in 2005. In Europe, we appealed against the three fines in the European Court. In June 2005, the European Court of First Instance reduced the €27.75 million fine imposed in 2002 in the special graphite proceedings to €18.45 million. Since the judgment of the European Court of First Instance failed to address either the criticized procedural errors or the internationally recognized prohibition against double jeopardy, we have filed an appeal to the European High Court against the judgment of the European Court of First Instance, as we have done in the graphite electrode proceedings. The EU fines, which are being appealed, are covered by provisions, reflecting the expected payments. We have provided a preliminary payment of €23.6 million covering the fine that had been imposed by the EU Commission in connection with mechanical and electrical contacts at the end of 2003. This payment, among others, had already been taken into consideration within the framework of the refinancing package and the funds were disbursed from the special cash escrow account. In April 2006 we further deposited an amount of €88.9 million in an interest bearing escrow account of the EU antitrust authorities until the final decisions of the courts are made.The other EU penalty is covered by a bank guarantee. We expect the final judgments of the European High Court to be made at the earliest in the next one to three years. The outcome of these proceedings is uncertain.

Back to Contents

Provisions for pensions and medical care

Because of the fund-based financing of the North American pension obligations, SGL is obliged to make additional payments should the stock markets develop unsatisfactorily. This has already been taken into account in the last two years. However, we were able to reduce the expenses for medical care in the USA against the general trend by modifying the commitments.

The ability of the SGL Group to meet its medium and long-term obligations is monitored by a special internal body, the SGL Pension Governance Committee, which analyses the necessary adjustments to the systems and implements them in the different units.

Information security

To ensure that business processes are securely managed, the information technologies deployed are constantly being monitored and adjusted. Information security measures are permanently controlled and improved based on the latest technical standards.

Summary

The overall appraisal of the above risk areas is principally one of market risks arising from the cyclical price and volume developments, in both sales and procurement. In contrast, internal manufacturing processes carry considerably less risk. Financial and antitrust risks are manageable. On the whole, the current risks for the SGL Carbon Group are limited and the Company’s continued existence is not in jeopardy. No future risks to the Company as a going concern can be identified.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Back to Contents

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer, with the assistance of other members of management, performed an evaluation of our disclosure controls and procedures, pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended, within 90 days prior to the date of this annual report. Based on that evaluation, they concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in this annual report is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within SGL to disclose material information otherwise required to be set forth in our reports, although our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures provide reasonable assurance of achieving their objectives.

There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. No significant deficiencies and material weaknesses were identified that required corrective actions.

ITEM 16. [RESERVED]

ITEM 16A. Audit committee financial expert.

The Supervisory Board has determined that Mr. Andrew H. Simon, chairman of the Audit Committee, qualifies as Audit Committee Financial Expert in accordance with the terms of Item 16.A of Form 20-F. See “Item 6-Directors, Senior Management and Employees-Board Practices”.

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

ITEM 16C. Principal Accountant Fees and Services.

Ernst & Young (E&Y) has served as SGL CARBON Group’s principal independent auditor for the fiscal year in the period ended December 31, 2005 and 2004. Fees billed or expected to be billed by E&Y for professional services for each of the last two fiscal years were as follows:

Audit Fees SGL CARBON Group

	2004	2005

	K€	K€
Audit fees	1,529	1,625
Audit related fees	51	200
Tax fees	70	1
All other fees	170	47

Total	1,820	1,873

Back to Contents
In the above table, “audit fees” are the aggregate fees billed by E&Y for professional services in connection with the audit of the Company’s consolidated annual financial statements, reviews of interim financial statements, comfort letters, as well as audits of statutory financial statements of SGL CARBON AG and its affiliates. Also included in “audit fees” are amounts billed for attestation services in relation to regulatory filings and other compliance requirements. “Audit-related fees” are fees billed by E&Y for accounting advice on actual or contemplated transactions, attestation regarding compliance with certain agreements, employee benefit plan audits and other agreed-upon procedures. “Tax fees” are fees for tax advice on actual or contemplated transactions, expatriate employee tax services and transfer pricing studies.

In the first quarter of 2004 the principal auditor BDO billed another €1.5 million for fees related to reviews in accordance with generally accepted auditing standards in the US for meeting requirements set by the underwriter in connection with the refinancing of the SGL Carbon Group, which was completed by February 9, 2004.

We have proposed to the annual meeting to engage Ernst & Young as our auditors for the fiscal year ending December 31, 2006.

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

ITEM 18. FINANCIAL STATEMENTS

The following financial statements, together with the Reports of Ernst & Young AG, Wirtschaftsprüfungsgesellschaft, for the years ended December 31, 2005 and 2004 and of BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft for the year ended December 31, 2003 are filed as part of this annual report.

ITEM 19. EXHIBITS

Exhibit	Number
1.	Articles of Incorporation (Satzung) of SGL CARBON Aktiengesellschaft, as amended .

2.	Code of ethics for Senior Financial Officers

3.	A list showing the number and a brief identification of each material foreign patent for an invention not covered by a U.S. patent will be provided upon the Commission’s request.

4.	An explanation of how earnings per share information was calculated is provided in Notes 10 and 33 to our consolidated financial statements filed in Item 18, “Financial Statements”.

5.	A list of our principal subsidiaries is provided in Item 4, “Information on the Company – Organizational Structure”.

6.	Rule 13a-14(a)/15d-14(a) Certifications

7.	Section 1350 Certifications

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SGL CARBON Aktiengesellschaft

	By:	/s/ Robert J. Koehler

Robert J. Koehler
Chief Executive Officer
Chairman of the Board of Management

	By:	/s/ Sten Daugaard

Sten Daugaard
Chief Financial Officer
Member of the Board of Management
Date: April 28, 2006

Back to Contents

CERTIFICATION
I, Robert Koehler, certify that:

1.	I have reviewed this annual report on Form 20-F of SGL Carbon AG;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

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

/s/ Robert Koehler

Robert Koehler

Chief Executive Officer

Chairman of the Board of Management
Date: April 28, 2006

Back to Contents

CERTIFICATION
I, Sten Daugaard, certify that:

1.	I have reviewed this annual report on Form 20-F of SGL Carbon AG;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.	The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

	(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

	(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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

5.	The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

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
Date: April 28, 2006

Back to Contents

Certification Pursuant to 18 U.S.C. Section 1350 As Adopted Pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Form 20-F annual report of SGL Carbon AG (the “Company”) for the period ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “annual report”), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of such officer’s knowledge and belief, that:

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
Date: April 28, 2006

Back to Contents

SGL CARBON AKTIENGESELLSCHAFT

Back to Contents

Report of Independent Registered Public Accounting Firm

To the Board of Management and Shareholders of
SGL CARBON Aktiengesellschaft

We have audited the accompanying consolidated balance sheet of SGL CARBON Aktiengesellschaft and subsidiaries (“SGL Group” or “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SGL Group as of December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards.

As discussed in Note 3 SGL Group has restated previously issued financial statements as of and for the year ended December 31, 2004 to adjust the Company’s accounting for certain subsidiaries.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature of such difference is presented in note 34 and 35 to the consolidated financial statements.

Eschborn/Frankfurt am Main, Germany

February 28, 2006 except for notes 34, 35 and 36 as to which the date is April 28, 2006.

Ernst & Young AG
Wirtschaftsprüfungsgesellschaft

Back to Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
SGL CARBON Aktiengesellschaft

We have audited the consolidated statements of operations, changes in shareholders’ equity and cash flows of SGL CARBON Aktiengesellschaft (“SGL Group”) for the year ended December 31, 2003. These financial statements are the responsibility of SGL Group management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the SGL Group for the year ended December 31, 2003 in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain respects from generally accepted accounting principles in the United States. Application of generally accepted accounting principles in the United States would have affected the results of operations for the year ended December 31, 2003 and the statement of changes in shareholders’ equity as of December 31, 2003 to the extent summarized in notes 34 and 35 (to the 2003 financial statements) to the consolidated financial statements.

As described in note 35 (l) to the 2005 financial statements, the 2003 consolidated financial statements have been restated to adjust for the exclusion of 25 subsidiaries and 2 joint ventures previously excluded as being immaterial to the consolidated group.

Munich, Germany
March 1,	2004, except for notes 34, 35 and 36 (to the 2003 financial statements), which are as of April 6, 2004 and note 35 (l) to the 2005 financial statements, which is as of April 28, 2006.

BDO Deutsche Warentreuhand
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Back to Contents

SGL CARBON Aktiengesellschaft
Consolidated Statements of Operations
(in millions, except per share data)

€m	Note	2005	2005	2004	2003

		US$		(restated)	(restated)
Continuing Operations
Sales revenue	27	1,260.9	1,068.8	944.0	931.5
Cost of sales		-880.9	-746.7	-681.3	-693.6

Gross profit		380.0	322.1	262.7	237.9
Selling expenses	4	-149.6	-126.8	-119.1	-125.8
Research costs		-21.2	-18.0	-19.2	-19.0
General and administrative expenses	4	-56.7	-48.1	-43.6	-38.2
Other operating expenses, net	5	-19.3	-16.4	-21.8	-32.6

Profit from operations		133.2	112.8	59.0	22.3
Income/loss from associated companies	6	0.9	0.8	-0.8	-1.1
Interest expense, net	6	-61.6	-52.2	-50.6	-49.3
Other financing costs	6	-16.8	-14.2	-10.5	-23.3

Profit/loss before tax		55.7	47.2	-2.9	-51.4
Income tax expense	8	-22.5	-19.1	-1.6	18.6

Net profit/loss for the period from continuing operations		33.2	28.1	-4.5	-32.8
Discontinued operations
Net loss from discontinued operations		0.0	0.0	-21.0	-23.4
Loss from sale		0.0	0.0	-60.8	0.0

Total discontinued operations	9	0.0	0.0	-81.8	-23.4

Net profit/loss for the period		33.2	28.1	-86.3	-56.2

thereof:
Minority interests		-0.1	-0.1	0.1	0.3

Equity holders of parent the company		33.3	28.2	-86.4	-56.5

Earnings per share (in €)
Basic earnings per share (EPS) from continuing operations	10		0.50	-0.09	-1.48
Diluted earnings per share (EPS) from continuing operations	10		0.50	-0.09	-1.48
Basic earnings per share (EPS) profit/loss for the period	10		0.50	-1.66	-2.55
Diluted earnings per share (EPS) profit/loss for the period	10		0.50	-1.66	-2.55

1)	The 2005 figures have been translated for the convenience of the reader at an exchange rate of $1.1797 to €1.00, the rate on December 31, 2005.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Back to Contents

SGL CARBON Aktiengesellschaft
Consolidated Balance Sheets
€m	Note	Dec. 31, 2005	Dec. 31, 2005	Dec. 31, 2004

		US$		(restated)
Assets
Non-current assets
Goodwill	11	78.8	66.8	61.6
Other intangible assets	11	23.4	19.8	23.2
Property, plant and equipment	12	408.2	346.0	353.1
Investments in associates	13	9.1	7.7	4.4
Other non-current financial assets	13	8.5	7.2	7.1
Deferred tax assets	18	151.9	128.8	130.2

		679.9	576.3	579.6
Current assets
Inventories	14	331.0	280.6	256.4
Trade receivables	15	230.3	195.3	181.4
Other receivables and other current assets	16	39.8	33.7	37.6

Receivables and other current assets		270.1	229.0	219.0
Restricted cash and cash equivalents	17	0.0	0.0	128.0
Cash and cash equivalents	17	110.2	93.4	67.5

		711.3	603.0	670.9
Assets held for sale	9	4.7	4.0	65.2

Total assets		1,395.9	1,183.3	1,315.7

Equity and liabilities
Equity
Issued capital		170.9	144.9	142.9
Share premium		331.0	280.6	274.0
Cumulative loss		-155.2	-131.6	-63.2
Net income/loss		33.3	28.2	-86.4

Shareholders’ equity	19	380.0	322.1	267.3
Minority interests		1.5	1.3	1.8

Total equity		381.5	323.4	269.1
Non-current liabilities
Provisions for pensions and other employee benefits	20	187.3	158.8	156.7
Other non-current provisions	21	15.6	13.2	19.4
Non-current financial liabilities	22	396.8	336.3	353.3
Non-current liabilities	22	0.7	0.6	37.7
Deferred tax liabilities	18	40.9	34.7	45.3

		641.3	543.6	612.4
Current liabilities
Other provisions	21	178.1	151.0	131.0
Current financial liabilities	22	6.8	5.8	66.3
Trade payables	22	105.2	89.2	90.3
Tax liabilities	22	19.0	16.1	10.3
Other liabilities	22	64.0	54.2	71.1

		373.1	316.3	369.0
Liabilities held for sale	9	0.0	0.0	65.2

Total equity and liabilities		1,395.9	1,183.3	1,315.7

1)	The 2005 figures have been translated for the convenience of the reader at an exchange rate of $1.1797 to €1.00, the rate on December 31, 2005.

The accompanying notes are an integral part of these Consolidated Financial Statements

Back to Contents

SGL CARBON Aktiengesellschaft
Consolidated Statements of Cash Flows
(in millions)
€m	2005	2005	2004	2003

	US$		(restated)	(restated)
Cash flows from operating activities *):
Profit/loss before tax	55.7	47.2	-2.9	-51.5
Adjustments to reconcile profit/loss to net cash provided by operating activities:
Gain/loss on sale of property, plant and equipment	-11.4	-9.7	-0.6	-3.4
Depreciation and amortization expense	76.8	65.1	67.6	71.8
Amortization of refinancing costs	6.3	5.3	3.8	15.9
Income taxes paid	-26.7	-22.6	-14.2	-4.4
Changes in provisions, net	15.3	13.0	16.3	25.1
Changes in working capital
Inventories	-11.9	-10.1	-4.0	0.3
Trade receivables	-9.7	-8.2	0.9	-31.2
Trade payables	-5.7	-4.8	3.5	-4.1
Other operating assets/liabilities	14.7	12.5	27.0	13.3

Cash provided by operating activities before payments for antitrust proceedings	103.4	87.7	97.4	31.8
Payments relating to antitrust proceedings	-82.8	-70.2	-52.0	-14.9
(thereof from cash escrow account)	(-81,6)	(-69.2)	(-49.6)	(0,0)

Cash provided by/used in operating activities	20.6	17.5	45.4	16.9

Cash flows from investing activities *):
Capital expenditures in property, plant and equipment and intangible assets	-52.7	-44.7	-46.3	-43.9
Proceeds from sale of property, plant and equipment and intangible assets	19.0	16.1	4.5	1.5
Payments for non-current financial assets	-2.7	-2.3	-0.8	-1.7
Proceeds from sale of non-current financial assets	0.4	0.3	2.0	5.7

Cash provided by/used in investing activities	-36.0	-30.6	-40.6	-38.4

Cash flows from financing activities *):
Redemption of financial liabilities from the cash escrow account **)	-69.5	-58.9	-89.3	0.0
Net change in financial liabilities **)	-39.9	-33.8	38.6	60.5
Payments in connection with refinancing	-0.9	-0.8	-23.9	-15.9
Net proceeds from capital increase	2.9	2.5	244.1	1.0

Cash used in/provided by financing activities	-107.4	-91.0	169.5	45.6

Cash disposals/additions from initial consolidations/Business Areas to be discontinued	0.0	0.0	-24.6	0.7

Effect of foreign exchange rate changes	2.4	2.0	-0.3	-0.3

Net increase in cash and cash equivalents	-120.4	-102.1	149.4	24.5
Cash and cash equivalents at beginning of year	230.6	195.5	46.1	21.6
(thereof cash escrow account)	(151.0)	(128.0)	(0.0)	(0.0)

Cash and cash equivalents at end of year	110.2	93.4	195.5	46.1

(thereof cash escrow account)	(0.0)	(0.0)	(128.0)	(0,0)

*)	continuing operations
**)	see note 23
1)	The 2005 figures have been translated for the convenience of the reader at an exchange rate of $1.1797 to €1.00, the rate on December 31, 2005.

Cash flow was adjusted for currency impacts, see Note 23 for additional cash flow information.

The accompanying notes are an integral part of these Consolidated Financial Statements

Back to Contents

SGL CARBON Aktiengesellschaft
Consolidated Statements of Changes in Shareholders’ Equity

	Equity attributable to the shareholders of the parent company

				thereof:	thereof:
				from	other	Net
	Issued	Share	Cumulative	currency	comprehensive	Income/		Minority	Total
€m	capital	premium	loss	translation	income	loss	Total	interests	equity

Balance Jan. 1, 2003 as reported	56.0	111.3	52.6	-8.8	0.0	-23.6	196.3	1.4	197.7

Change in basis of consolidation			0.1	2.0		-4.6	-4.5	0.9	-3.6
Adjustment IFRS 2							0.0		0.0

Balance at Jan. 1, 2003 (restated)	56.0	111.3	52.7	-6.8	0.0	-28.2	191.8	2.3	194.1

Appropriation of net loss for 2002 / net loss for 2003			-28.2			-28.3	-56.5	-0.2	-56.7
IFRS 2 allocation		0.5					0.5		0.5
Other recognized gains/losses from cash flow hedges			2.7		2.7		2.7		2.7
Capital increases	0.8	0.2					1.0		1.0
Exchange rate differences			-35.1	-35.1			-35.1	-0.2	-35.3

Balance at Dec. 31, 2003 (restated)	56.8	112.0	-7.9	-41.9	2.7	-56.5	104.4	1.9	106.3

Balance at Jan. 1, 2004 (restated)	56.8	112.0	-7.9	-41.9	2.7	-56.5	104.4	1.9	106.3
Appropriation of net loss for 2003/ net loss for 2004			-56.5			-29.9	-86.4	0.1	-86.3
IFRS 2 allocation		3.0					3.0		3.0
Other recognized gains/losses from cash flow hedges			-1.1		-1.1		-1.1	-0.1	-1.2
Capital increases	86.1	159.0					245.1		245.1
Exchange rate differences			2.3	2.3			2.3	-0.1	2.2

Balance at Dec. 31, 2004 (restated)	142.9	274.0	-63.2	-39.6	1.6	-86.4	267.3	1.8	269.1

Balance at Jan. 1, 2005	142.9	274.0	-63.2	-39.6	1.6	-86.4	267.3	1.8	269.1
Appropriation of net loss for 2004/ net profit of 2005			-86.4			114.6	28.2	-0.1	28.1
Other recognized gains/losses from cash flow hedges			-2.5		-2.5		-2.5	-0.4	-2.9
IFRS 2 allocation		6.1					6.1		6.1
Capital increases	2.0	0.5					2.5		2.5
Exchange rate differences			20.5	20.5			20.5		20.5

Balance at Dec. 31, 2005	144.9	280.6	-131.6	-19.1	-0.9	28.2	322.1	1.3	323.4

The accompanying notes are an integral part of these Consolidated Financial Statements

Back to Contents

     SGL CARBON Aktiengesellschaft
Notes to the Consolidated Financial Statements
(in millions)
1.	Summary of Accounting Policies

Description of business

SGL CARBON Aktiengesellschaft (hereafter “SGL Carbon” or “Company”), located at Rheingaustr. 182, Wiesbaden (Germany), together with its subsidiaries (the “SGL Carbon Group” or “group”) is a global manufacturer of carbon and graphite products. See Note 27 for additional information on business activities.

Basis of presentation

The consolidated financial statements of SGL Carbon have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as applied in the European Union (EU) and the provisions to be applied as extended under Article 315a of the German Commercial Code (HGB). All required standards to be for fiscal year 2005 have been complied with. The Group has yet to implement the changes of IAS 39 and IFRIC 4, which have already been published and are effective January 1, 2006. The Company does not expect that the application of the revised standards will have a significant effect on the Group’s financial position or financial performance.

As in the previous year, the 2005 consolidated financial statements were prepared in euros (€) and are shown in millions of euros (€m) rounded to the nearest €0.1 million unless otherwise indicated.

Consolidation methods

The financial statements of the companies included in consolidation were prepared in accordance with uniform accounting policies. For one subsidiary with a different balance sheet date, interim financial statements were used.

Business combinations are accounted for by applying the purchase method. On acquisition date, assets acquired and liabilities assumed are measured at their fair values at the date of acquisition. Any excess of the cost of the purchased business over the acquired interest in the net fair value of the identifiable net assets acquired is recognized as goodwill. Until December 31, 2003, goodwill has been amortized on a straight-line basis over its estimated useful life in accordance with IAS 22. As of January 1, 2004, the company adopted IFRS 3. Therefore, goodwill is no longer amortized but reviewed for impairment annually or more frequently if events or changes on circumstances indicate that the carrying value may be impaired. Investments or joint ventures representing an interest between 20% and 50% over which SGL has a significant influence are accounted for using the equity method.

Intercompany receivables and liabilities, intercompany gains and losses, as well as intercompany sales, expenses and income are eliminated. In accordance with IAS 12, deferred taxes are recognized with regard to timing differences arising from consolidation.

Foreign currency translation

Foreign currency receivables and liabilities are converted using middle rates at the balance sheet date.

The annual financial statements of companies domiciled outside the European Monetary Union are converted into euros in accordance with IAS 21. For all members of the SGL Carbon Group, this is carried out on the basis of the local currency, as they are classified as foreign entities. Balance sheet items in annual financial statements that are not prepared in euros are converted at the period-end exchange rate at balance sheet date; income statement items are converted at average rates for the year.

Back to Contents

Translation differences are recorded as a separate component of equity. If a foreign group company is sold, the cumulative amount recognised in equity for this company is expensed in the income statement.

The exchange rates of currencies that are material to the consolidated financial statements changed as follows:

		Middle rates at balance
	ISO-Code	sheet date		Annual average rate €
Foreign currency
		Dec. 31,	Dec. 31,
1€ =		2005	2004	2005	2004

US-Dollar	USD	1.1797	1.3640	1.2450	1.2434
British Pound	GBP	0.6853	0.7071	0.6839	0.6787
Canadian-Dollar	CAD	1.3725	1.6430	1.5099	1.6170
Polish Zloty	PLN	3.8598	4.0790	4.0320	4.5424

Financial instruments

The SGL Carbon Group uses common derivative financial instruments, such as interest rate swaps, interest rate options, currency forward contracts and options as well as similar instruments only for hedging purposes and for the purpose of reducing currency, interest rate, and fair value risks arising from operating activities and the resulting financing requirements.

Financial derivatives are measured at acquisition cost at the time a transaction is executed. They are subsequently remeasured at their fair values at the balance sheet date in accordance with IAS 39. Hedged balance sheet items are also measured individually at their fair values at the balance sheet date. Presentation in the income statement is based on the underlying business transaction. Cash flow hedges were entered into in order to cover future U.S. dollar transactions for the purpose of hedging future cash flow risks from balance sheet items, unrecognized firm commitments, and highly probable anticipated forecasted transactions. Gains or losses on the effective portions of the hedges are recorded directly in equity after deducting deferred taxes, and shown separately under other comprehensive income without impact on the income statement. A reclassification into income is made at the same time the hedged underlying transaction is affecting net income. The ineffective part of the change in fair value of the derivatives is booked directly into income. The change in fair value of derivatives that were concluded for hedging purposes but for which no hedge accounting is used is recognized in the income statement. In accordance with IAS 39, these derivatives are classified as being held for trading. For more information on financial instruments, refer to Note 26.

Intangible assets

Purchased intangible assets are capitalized at their acquisition cost, when the asset is available for use. Intangible assets with a finite useful life are amortized over their economic useful life and tested for impairment, if an indication exists that the intangible asset may be impaired. The amortization periods and methods for intangible assets with a finite useful life are reviewed at least annually. The current amortization period for intangible assets with finite useful lives is up to seven years. Expenses for the amortization of intangible assets are allocated in the income statement according to the function to which they belong. Intangible assets with indefinite useful lives are not amortized on a systematic basis but are tested for impairment at least annually.

With the exception of capitalized development expenses, an internally generated intangible asset is not capitalized, but recognized as an expense in the period it is incurred.

Research costs are booked as expenses in the period in which they incur. Intangible assets from development are capitalized only if the technical feasibility of completing the intangible asset, the intention to complete the intangible asset and the ability to use or sell it is proven. Furthermore, the generation of future economic benefits of the intangible asset, the availability of resources to complete the intangible asset and the ability to reliably measure attributable expenditures must be demonstrated.

Back to Contents

Property, plant and equipment

Tangible assets utilized in business for more than one year are measured at their acquisition or manufacturing cost less scheduled straight-line depreciation. Manufacturing costs also include an appropriate share of materials and production overheads. Borrowing costs are not included in manufacturing costs. Repair costs are expensed directly when incurred. Costs of measures prolong the useful life or increase the opportunities for future utilization of the assets are generally capitalized. If an asset is sold or scrapped, it is removed from non-current assets, any resulting gain or loss is booked directly to the income statement. Economic useful lives are defined as follows: buildings 10 to 41 years; technical equipment and machinery 4 to 25 years; other equipment, operating and office equipment 3 to 15 years. The residual values of assets, useful lives and depreciation methods are reviewed at the end of each fiscal year and adjusted accordingly. If significant, the acquisition or manufacturing costs are divided into single components.

Contracts under which the lessee bears all significant benefits and risks from utilization of the leased asset are classified as finance leases and are carried at their fair values or, if lower, at the net present value of the minimum lease payments. Other leases are treated as operating leases, as a result of which the lease payments are expensed when incurred.

Non-current financial assets

Non-current financial assets are carried at cost of acquisition, net of any write-downs. Investments in associated companies are measured using the equity method. Interest-free and low-interest-bearing non-current receivables are discounted at a standard market rate. Non-current securities available for sale are measured at fair value, with changes recognized in equity without impacting the income statement.

Inventories

Inventories include spare parts, raw materials, and supplies as well as goods purchased for resale and advance payments made. Inventories are carried at cost using the weighted-average cost method and written down to the lower net realizable value where required. Net realizable value is the estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale. Individual valuation allowances are also charged in connection with inventory risks. In addition to directly attributable costs, conversion costs also include appropriate shares of materials and production overheads, as well as depreciation and write-downs. Directly attributable costs include labor costs, including pensions, amortization and directly attributable material costs. Borrowing costs are not capitalized.

Receivables and other current assets

Receivables and other current assets - trade and other receivables - are carried at their principal amount, net of any bonuses and rebates, and are net of any bad debt allowances. Bills of exchange and other longterm receivables are discounted.

Impairment of assets

The carrying amounts of assets are reviewed where there are indications that the carrying amount of an asset exceeds its recoverable amount defined as value in use or net selling price. The recoverable amount is the higher of net realizable value and value in use (= net present value of future cashflows). If carrying amount is higher than the recoverable amount, an impairment is recognised.

The impairment test for goodwill was performed based on discounted estimated future cash flows. According to IAS 36, value in use is determined from the five-year planning of the cash generating unit. These cash generating units correspond to the segments, as the latter are the lowest level within the Group at which goodwill is monitored for internal management purposes. Such planning is based on internal assumptions that are compared with external information, and contains projections of operating profits and of cash flows for each planning year and Business Area. In doing so, the development of sales revenue and profits are budgeted in terms of product or product group based on the expected market, economic, and competitive developments for the subsequent five years

Back to Contents

and aggregated to Business Areas. Following the fifth planning year, an annual increase of the free cash flow of 1% is assumed for the established Business Areas (CG and S) and of 2.2% for T. The growth rates for CG and S reflect the long-term average growth trend of these businesses. For T, where many products are at the start of the product life cycle, higher average growth is anticipated in the future. Future cash flows were discounted at an interest rate of 12.2% .

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, checks, balances with the German central bank, and unrestricted bank balances whose original term is three months or less. Restricted cash and cash equivalents received by SGL within the existing financing arrangements and which may only be used for certain purposes (e.g., escrows for the payment of antitrust fines or the repayment of the convertible bond) are listed separately on the consolidated balance sheet under the item “Restricted cash and cash equivalents”.

Discontinued operations

Due to the sale as of January 6, 2005, to a financial investor regarding the companies of the Acotec Group, which are attributable to the Surface Protection and Plastics Process Technology businesses, these companies are shown separately as “discontinued operations” in the consolidated financial statements at the balance sheet date on December 31, 2004. This presentation in the consolidated financial statements is in accordance with IFRS 5 (“Non-Current Assets Held for Sale and Discontinued Operations”). Under IFRS 5, a business is deemed to be discontinued at the moment when it has fulfilled the criteria for classification as held for sale or the company has sold it. The classification as held for sale implies that the carrying amount of a business is realized mainly by a sale and not by continued use. The net loss for the year of this segment and the loss from the sale are shown separately in the income statement as discontinued operations.

Provisions for pensions and other employee benefits

Provisions for pensions and other employee benefits from defined benefit plans are valued using the projected unit credit method and reflect future salary and pension increases in accordance with IAS 19. The interest component of the addition to pension provisions is shown separately under net financing costs. Payments under defined contribution plans are recognized as expenses at the time of payment.

Other provisions

Other provisions are recognized in accordance with IAS 37 for obligations to third parties that will probably be required to be settled, and where the amount of the obligation can be reliably estimated. Long-term provisions are discounted. Restructuring provisions are recognized where a formal restructuring plan has been adopted and publicly announced in sufficient detail. The accounting for our stock option plans and recognition of provisions for obligations from stock option plans are described in note 30.

The SGL Carbon Group recognizes provisions for environmental protection obligations if it is probable that such an obligation exists and if the amount of the obligation can be reasonably estimated. Potential insurance compensation payments are not deducted in recognizing such liabilities, but carried as a separate asset up to the amount of the recognized provision, provided the reimbursement is probable.

Liabilities

Liabilities are carried at the higher of notional or repayment amount at year-end. Financial liabilities are stated at amortized cost. Non-interest-bearing or low-interest-bearing liabilities whose original term to maturity exceeds one year are discounted as of the balance sheet date. Differences between the historic cost and the repayment amount (premiums and discounts as well as transaction fees) are recognized over the debt term using the effective interest rate method.

Back to Contents

Income and expenses

Income and expenses of the fiscal year are recognized when they are realized and incurred. Sales revenue is recognized at the time of transfer of risk, following delivery of a product or rendering of the services, net of any discounts and rebates granted. The Company provides our customers with a discount for early payment of amounts outstanding. We also provide volume discounts to our customers based on their total purchases during a specified term. Such discounts are recorded as a reduction of revenue based on the number of customers that it is estimated will ultimately earn these discounts. Operating expenses are recognized when a product or service is utilized or at the time when they are incurred. Interest income and expenses are recognized on an accrual basis. Dividend income is recognized at the time of distribution.

Advertising and sales promotion expenses as well as other customer-related expenses are expensed when incurred. Provisions are recognized for the estimated cost of product warranties after the date of sale of the product concerned.

Deferred taxes

Income taxes are recorded based on the balance sheet liability method. Deferred tax assets and liabilities are presented separately on the balance sheet to reflect the future tax effect of timing differences between the carrying amounts of assets and liabilities in the financial statements and in the tax return. Deferred tax assets and liabilities are calculated on the basis of the tax rates expected to be enacted when the timing differences reverse. The effects of changes in tax rates are recognized at the time new tax laws are enacted. Tax loss carry-forwards are only capitalized if a future utilization is probable.

Key discretionary decisions, estimates and assumptions

Preparation of financial statements requires management in certain cases to make discretionary decisions, estimates and assumptions regarding the amounts of receivables, liabilities and provisions, the disclosure of contingent liabilities and reported amounts of income and expenses. Actual amounts may differ. The most important assumptions and estimates affected in connection with the impairment test of goodwill are explained under “Impairment of assets”. Assumptions and estimates in connection with antitrust fines are explained in Note 24.

2.	Acquisitions & disinvestments and scope of consolidation

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

In Poland, at fiscal year-end 2004, SGL ANGRAPH Sp.z o.o was merged with SGL CARBON POLSKA S.A; in Italy, SGL CARBON Specialties S.p.A. was merged with SGL CARBON S.p.A.; and in the U.S., SGL Information- Services LLC was merged with SGL CARBON LLC. Radion Finanziaria S.p.A., Milan, Italy, and SGL CARBON Finance Ltd., Dublin, Ireland, were dissolved in 2004.

The Surface Technology and Plastics Process Technology operations, which were divested in January 2005, are carried in the consolidated financial statements as assets held for sale (respectively, liabilities held for sale and discontinued operations - see above explanations).

SGL Information Services GmbH, Augsburg changed its fiscal year to March 31 and is being liquidated. In November and December 2005, two holding companies were created in Spain and Germany. The Spanish holding SGL CARBON Holding S.L., La Corun˜ a (Spain) acquired the legal entities of SGL in Spain, Italy and South America. We also intensified our activities in India in 2005 with the creation of the subsidiary SGL CARBON INDIA Pvt. Ltd., in Pune.

Back to Contents

Scope of the consolidation

The consolidated financial statements include all subsidiaries. Subsidiaries are defined as entities that are controlled by SGL Carbon AG. Control is presumed to exist when SGL Carbon AG owns, either directly or indirectly, more than half of the voting power of an entity, unless it can be clearly demonstrated that such ownership does not constitute control.

With regard to the scope of the consolidation, we also refer to Note 3.

As of December 31, 2005, in addition to SGL Carbon AG and excluding the discontinued operations, a total of six German (2004: five) and 41 (2004: 39) foreign subsidiaries were included in consolidation, as in the previous year. Discontinued operations in 2004 comprise of two German and ten foreign companies. Compared to 2004, two foreign subsidiaries and one German subsidiary were consolidated for the first time. The three subsidiaries consolidated for the first time are newly established companies. Three joint ventures were carried at equity.

3.	Retrospective restatements

Structure of the consolidated balance sheet

The revised IAS 1 “Presentation of financial statements” defines a presentation of current and non-current assets and liabilities as separate groups in the balance sheet. The standard must be used for reporting periods of a fiscal year beginning on January 1, 2005 or later. The company’s consolidated balance sheet was structured accordingly and the previous years’ figures restated.

Scope of consolidation

Until December 31, 2004, 18 subsidiaries and two joint ventures were excluded from consolidation and accounted for at cost. In the consolidated financial statements as of December 31, 2005, these subsidiaries have been included in consolidation and the joint ventures have been accounted for using the equity method. In this context, the opening balances of assets, liabilities and equity as of January 1, 2004, as well as the consolidated balance sheet as of December 31, 2004 and the consolidated income statement and cash flow statement for the year then ended, have been restated retrospectively.

The retrospective restatement had the following effects on the consolidated balance sheet as of December 31, 2004, as well as on the consolidated income statement and earnings per share for the year then ended:

Change	€m	Change	€m

Property, plant and equipment and intangible assets	7.6	Equity including minority interests	-8.6
Other non-current assets	-18.4	Pension provisions	1.0
Inventories	8.4	Other provisions	0.8
Trade receivables	-2.5	Current financial liabilities	3.2
Other current assets	4.4	Trade payables	-0.1
Assets held for sale	1.4	Other liabilities	3.2
		Liabilities in connection with assets held for sale	1.4

Total assets	0.9	Total equity and liabilities	0.9

Back to Contents
€m	2004	2003

Sales revenues	17.8	15.7
Cost of sales	-14.1	-11.2
Gross profit	3.7	4.5
R&D, Selling, administrative and other operating expenses	-4.7	-7.4
Operating Profit	-1.0	-2.9
Net Financing cost	-1.4	1.3
Loss before taxes	-2.4	-1.6
Income tax expense	-0.4	-0.2
Loss from continuing operations	-2.8	-1.8
Profit from discontinued operations	3.7	-1.9

Net profit for the year	0.9	-3.7

Thereof relating to minority interests	0.1	0.2
Earnings per share in EUR (basic)	0.02	0.18
Earnings per share in EUR (diluted)	0.02	0.18

See also not 35(l)

The retrospective restatement to equity including the minority interests at January 1, 2004 amounted to €-8.8 million. The first time consolidation of these companies has increased net income for fiscal year 2005 by €0.6 million.

Share-based payment

IFRS 2 “Share-based payment” is effective for annual periods beginning on or after January 1, 2005. The IFRS is to be applied retrospectively on all share-based payments granted since November 7, 2002, that still existed when the standard became effective and requires comparable information to be restated. This also includes a restatement to the opening balances of the retained earnings in the earliest period presented.

The restatement as at December 31, 2004 and December 31, 2005 had the following effect:

	Dec. 31,	Dec. 31,
€m	2004	2005

Share premium	3.5	9.6
Retained earnings	-2.2	-7.7
Net profit/loss for the period	-5.5	-9.0
Short-term provisions	4.2	7.1

The retrospective restatement as at January 1, 2004 had the following effect:

€m	Change

Share premium	0.5
Retained earnings	-2.3
Short-term provisions	1.8

Through the application of IFRS 2 in 2004, earnings per share (diluted and undiluted) were reduced by €0.11.

Notes to the Consolidated Income Statement and the Consolidated Balance Sheet

All comparable figures for 2004 in the consolidated income statement and in the consolidated balance sheet were restated for the changes outlined in Note 3 and for discontinued operations. Note 27 presents a breakdown of sales revenue by Business Area.

Back to Contents
4.	General and administrative expenses

Selling expenses increased by €7.7 million over the prior year, primarily due to the increased sales operations. General and administrative expenses increased by €4.5 million over the prior year primarily as a result of higher expenses related to the variable management incentive plans and the expenses incurred for the implementation of the requirements of the Sarbanes-Oxley Act.

5.	Other operating income and expenses

Other operating income totaled €15.8 million and consisted mainly of income from the disposal of non-current assets totaling €10.0 million (2004: €0.9 million), income from the release of provisions of €1.7 million (2004: €2.1 million) and income from changes in bad debt allowances totaling €1.3 million (2004: €1.0 million).

Other operating expenses totaled €32.2 million and consisted mainly of restructuring expenses of €20.8 million (2004: €19.7 million), net currency losses of €2.0 million (2004: €1.2 million), additions to provisions amounting to €2.9 million (2004: €1.3 million) and losses on the disposal of non-current assets of €0.3 million (2004: €0.3 million).

From this fiscal year, restructuring expenses for and expenses in connection with antitrust proceedings are included in other operating expenses. This also affects the previous year’s presentation. Expenses related to the continuing restructuring programs (initiated in prior years) and other measures to improve efficiency and optimize costs resulted in a total expense of €20.8 million during 2005. Included in this amount was the gradual relocation of our carbon electrode production from Italy to Poland, the related personnel measures (112 employees) and the write down of the remaining fixed asset book value at the Ascoli, Italy facility. By the end of 2005, the announcement of this measure along with the written agreements were completed. An additional focus of these measures during 2005 was the conclusion of further partial retirement agreements and direct graduity payments in Germany.

Restructuring expenses in 2004 amounted to €19.7 million, consisting mainly of personnel redundancies and the write-down of residual book values in Poland, Italy and Germany. In addition, a small plant in the UK was closed and non-cash write-downs were made in the USA.

6.	Net financing costs

€m	2005	2004	2003

Income/loss from associated companies	0.8	-0.8	-1.1

Interest on other securities, other interest and similar income	5.5	4.9	3.3
Interest on borrowings and other interest expense	-38.5	-35.1	-26.8
Interest expense relating to European Commission	-2.9	-3.2	-5.6
Imputed interest on liabilities from North American antitrust proceedings	-2.8	-3.9	-6.2
Interest component of additions to pension provisions	-13.5	-13.3	-14.0

Interest expense, net	-52.2	-50.6	-49.3

Amortization of financing costs	-5.3	-3.8	-16.1
Deferred costs of convertible bond	0.0	-0.4	-1.5
Foreign currency translation and foreign currency hedging costs for North American antitrust liabilities	-0.9	-2.7	0.2
Expenses for guarantees to the European Commission	-2.6	-3.2	-2.4
Other financial expenses	-5.4	-0.4	-3.5

Other net financing costs	-14.2	-10.5	-23.3

	-65.6	-61.9	-73.7

Back to Contents

Net financing costs include non-cash expenses of €19.4 million (2004: €23.3 million).

At year-end 2005 and 2004 the interest potentially payable in connection with the European antitrust fines was accrued. Other financing costs are attributable to foreign exchange gains and losses on financial transactions and particularly the mark-to-market valuation of our derivative instruments for interest rate and currency hedging. The costs incurred for the refinancing of the syndicated loan and the subordinated notes in 2004 were accrued and will be amortized over the expected term of the loans. The refinancing of the USD tranche led to a one-time non-cash expense of €1.2 million in 2005, related to the refinancing costs accrued in the previous year.

7.	Other disclosures

€m	2005	2004	2003

Cost of raw materials and consumables used and of goods purchased and held for sale	242.0	192.8	198.3
Cost of purchased services	89.6	79.1	53.5

	331.6	271.9	251.8

The cost of materials is included in the cost of sales line item of the income statement.

Staff costs

€m	2005	2004	2003

Wages and salaries (incl. Bonus)	236.0	209.9	214.3
Social security contributions, retirement and other benefits costs	73.5	79.6	73.5
(thereof for pensions: 2005 €19.7 million; 2004 €20.2 million; 2003:€20.5 million)

	309.5	289.5	287.8

Depreciation

Depreciation on property, plant and equipment and intangible assets in the 2005 and 2004 fiscal years total €65.1 million and €67.6 million respectively.

Staff costs and depreciation are included in all functional costs, such as the cost of sales, selling expenses, research costs and administration costs.

Other operational expenses

During 2005, expenses related to shipping and handling totaled €25.4 and for advertising totaled €2.1 million, respectively. Audit fees for the 2005 were €1.6 million, other audit related fees and tax consulting services amounted to €0.2 million and €0.1 million respectively.

Other non-income taxes, which are part of the functional cost areas, amounted to €7.1 million in 2005 and €7.6 million in 2005.

Number of employees

The number of employees within the Group was 5,263 (2004: 5,265) at the balance sheet date.

The breakdown by functions for the average over the year was as follows:

Back to Contents

Number of employees

The number of employees within the Group was 5,263 (2004: 5,265) at the balance sheet date.

The breakdown by functions for the average over the year was as follows:

	2005	2004	2003

Production and auxiliary plants	3,849	3,910	4,090
Sales and marketing	420	432	453
Research	169	164	220
Administration, other functions	819	893	1,031

	5,257	5,399	5,794

The net reduction of employees resulted from additional restructuring measures implemented during the fiscal year, particularly in the CG and S Business Areas, as well as from a slight increase in the number of employees in the T Business Area.

8.	Income tax expense

The tax expense is composed as follows:

€m	2005	2004	2003

Current income tax expense
Germany	0.7	-0.2	-0.3
Rest of world	-27.0	-16.9	-14.2
Deferred taxes
Germany	0.1	-0.7	27.2
Rest of world	7.1	16.2	5.9

	-19.1	-1.6	18.6

The tax expense increased to €19.1 million in the reporting year (previous year: €1.6 million) and thus corresponds to a tax rate of around 40%. There were no major changes to the tax expense as a result of changes to national tax laws.

Income tax refund in Germany is due to tax refunds affecting previous years. The foreign income tax expense, which increased by €10.1 million, is the result of the higher profits made by the foreign subsidiaries. For the German tax group there was a tax loss, mainly due to the waiving of debt repayments of a foreign subsidiary, the write-down of tax-deductable goodwill and the income from foreign investments, which is only added to 5% of income.

German corporations are subject to a uniform 25% corporate income tax on both distributed and retained earnings. Furthermore, a solidarity surcharge of 5.5% is added to the corporation tax rate, resulting in an overall corporation income tax rate of 26.4% for 2005 and 2004. German corporations are also subject to the trade tax. The amount of the trade tax depends on the municipality in which a company maintains its operations. The trade tax generally amounts to between approximately 15% and 20% of taxable earnings, depending on the municipality’s tax assessment rate. Trade tax is deductible as an operating expense in the calculation of the company’s income that is subject to corporation tax. With an average trade tax burden of 12%, the overall German income tax rate amounts to 38.4% . Due to changes in German legislation, generally only 60% of tax loss carry-forwards may be offset from current annual income. Losses up to an amount of €1 million can be completely deducted from corporation income tax as well as from trade tax. The changed law is applicable beginning with tax assessment year 2004.

The 2005 tax payments amounted to €22.6 million (last year: €14.2 million).

Back to Contents

The non-deductible expenses and tax-exempt income primarily affect the addition of 5% to the foreign dividend income received in Germany. Since the taxation of income varies from country to country, differences in taxation are shown separately in the reconciliation above.

9.	Discontinued operations

As part of its portfolio restructuring, at the beginning of fiscal year 2005 the SGL Group completed the sale of its Surface Protection and Plastics Process Technology businesses. In accordance with IFRS 5, these are to be classified as assets held for sale and discontinued operations in the consolidated financial statements. As a consequence, the current loss from these operations as well as the loss from the sale are to be shown in a separate line in the consolidated income statement. Since the sale was not yet concluded at the end of fiscal year 2004, assets and liabilities are shown separately in the consolidated balance sheet for the reporting period under “assets held for sale” and “liabilities held for sale”.

SGL did not receive any cash from the sale of these operations on January 6, 2005. As of December 31, 2004, in addition to the current after-tax earnings of discontinued operations totaling €-21.0 million, a write-down of assets amounting to €54.7 million was required, comprising a pre-tax write-down of €38.4 million and a write-down of deferred taxes of €16.3 million. In addition, expenses in connection with the sale amounted to €6.1 million.

The following table shows the assets and liabilities of the discontinued operations as of December 31, 2004:

Assets	Mio. €	Change	Mio. €

In tangible assets	15.5	Equity	0.0
Property, plant and equipment	31.3	Pension provisions	29.8
Non-current financial assets	0.0	Other provisions	10.9
Inventories	14.7	Trade payables	12.5
Trade receivables	27.6	Other liabilities	8.0
Other assets	10.4
Deferred tax assets	20.3	Deferred tax liabilities	4.0
Loss from disposal	-54.6

Assets held for sale	65.2	Liabilities held for sale	65.2

The income statement for the discontinued operations is as follows:

Mio. €	2004

Sales revenue	122.7
Cost of sales	-97.7
Gross profit	25.0
Research, selling and administrative expenses	-42.6
Loss from operations	-17.6
Net financing costs	-4.6
Loss before tax	-22.2
Income tax income/expense	1.2
Net loss for the period from discontinued operations	-21.0

The undiluted and diluted earnings per share of discontinued operations in fiscal 2004 amounted to €-1.57.

At December 31, 2005, two non-operating pieces of land in the U.S. and Germany, which are intented to be sold in 2006, were included in the assets held for sale. No write-downs were taken in the current fiscal year and the carrying amount totaled €4.0 million. The land is assigned to the segment Other (€2.8 million) and the T segment (€1.2 million).

Back to Contents
10.	Earnings per share (EPS)

The diluted earnings per share are calculated by dividing the net profit for the year attributable to SGL Carbon shareholders (2005: €28.2 million; 2004: €-86.4 million) by the weighted-average number of shares outstanding for the fiscal year (2005: 56,390,621/2004: 52,152,691). The weighted-average number of shares outstanding is calculated based on the number of shares outstanding as of January 1 as well as the shares issued in 2005 due to capital increases (see Note 19).

Stock options and the convertible bond were outstanding for a potential dilution impact in both fiscal years (see Note 30). After adjustment for interest costs of the convertible bond, the Group’s after-tax earnings increase by €1.4 million to €29.6 million. The weighted-average number of shares changes by 560,750 shares regarding the convertible bond (weighted 373,321 shares). Accordingly, there is no dilution effect on earnings per share from the convertible bond.

Following an exercise of shares under the Stock Option Plan, 106,500 shares are to be included for dilution from the Stock Option Plan (weighted 86,075 shares). There is no change to consolidated earnings. In total, 56,476,696 shares are to be used to determine the diluted earnings per share for 2005. Because of the low number of diluted shares, earnings per share (diluted) in 2005 are unchanged to the undiluted earnings per share.

For the approved capital increase for the issue of new shares to employees in January 2006, see Note 19.

Back to Contents
11.	Intangible assets

	Industrial
	rights,
	software and
	similar rights	Goodwill	Total

	€m	€m	€m
Historical cost:
Balance at Jan. 1, 2005	41.0	61.6	102.6
Change in basis of consolidation	0.0	0.0	0.0
Currency translation	0.9	5.2	6.1
Additions	5.3	0.0	5.3
Disposals	-4.7	0.0	-4.7

Balance at Dec. 31, 2005	42.5	66.8	109.3

Cumulative amortization:
Balance at Jan. 1, 2005	17.8	0.0	17.8
Change in basis of consolidation	0.0	0.0	0.0
Currency translation	0.9	0.0	0.9
Additions	4.4	0.0	4.4
Disposals	-0.4	0.0	-0.4

Balance at Dec. 31, 2005	22.7	0.0	22.7

Carrying amount at Dec. 31, 2005	19.8	66.8	86.6

Historical cost:
Balance at Jan. 1, 2004	44.4	79.0	123.4
Change in basis of consolidation	-8.6	-15.4	-24.0
Currency translation	-0.3	-2.0	-2.3
Additions	8.8	0.0	8.8
Disposals	-3.3	0.0	-3.3

Balance at Dec. 31, 2004	41.0	61.6	102.6

Cumulative amortization:
Balance at Jan. 1, 2004	23.5	0.0	23.5
Change in basis of consolidation	-6.7	0.0	-6.7
Currency translation	-0.3	0.0	-0.3
Additions	4.6	0.0	4.6
Disposals	-3.3	0.0	-3.3

Balance at Dec. 31, 2004	17.8	0.0	17.8

Carrying amount at Dec. 31, 2004	23.2	61.6	84.8

The change in the basis of the consolidation in 2004 is attributable exclusively to the reclassification of discontinued operations to assets held for sale. Industrial rights, software and similar rights comprise mainly of purchased and internally developed IT software. Additions during the past fiscal year were largely attributable to the integration of further companies into the group-wide unified SAP system (SGL ONE). The aim of the SGL ONE project was to replace a large number of legacy systems with a fully integrated global SAP system. The capitalization of development costs of €1.4 million for the carbon ceramic brake disks in the first half of 2005 were disposed as part of the agreement with AUDI in the second half of 2005 together with the amounts capitalized from 2004. Beginning in fiscal year 2004, in accordance with IFRS 3, goodwill is no longer amortized on a systematic basis but subject to an impairment test. Writedowns due to the impairment test were not required. Goodwill amounting to €11.3 million is attributable to the CG Business Area, €21.7 to the S Business Area and €33.8 million to the T Business Area.

Back to Contents
12.	Property, plant and equipment

			Other	Advance
		Technical	equipment,	payments
	Land, land	equipment	operating	and assets
	rights and	and	and office	under
	buildings	machinery	equipment	construction		Total

	€m	€m	€m	€m		€m
Historical cost:
Balance at Jan. 1, 2005	312.9	964.2	99.1	19.0		1,395.2
Change in basis of consolidation	0.0	0.0	0.0	0.0		0.0
Currency translation	11.6	38.7	1.2	1.2		52.7
Reclassifications	0.0	0.0	0.0	0.0		0.0
Additions	6.2	30.7	3.2	-0.7	*)	39.4
Disposals	-9.0	-20.9	-4.9	0.0		-34.8

Balance at Dec. 31, 2005	321.7	1,012.7	98.6	19.5		1,452.5

Cumulative amortization:
Balance at Jan. 1, 2005	188.1	765.0	88.8	0.2		1,042.1
Change in basis of consolidation	0.0	0.0	0.0	0.0		0.0
Currency translation	5.5	27.2	1.0	0.0		33.7
Reclassifications	0.8	-0.8	0.0	0.0		0.0
Additions	8.9	47.5	4.3	0.0		60.7
Disposals	-4.3	-20.9	-4.8	0.0		-30.0

Balance at Dec. 31, 2005	199.0	818.0	89.3	0.2		1,106.5

Carrying amount at Dec. 31, 2005	122.7	194.7	9.3	19.3		346.0

Historical cost:
Balance at Jan. 1, 2004	369.7	973.7	136.7	17.5		1,497.6
Change in basis of consolidation	-53.2	-27.0	-30.5	-0.1		-110.8
Currency translation	-1.0	-5.8	-0.4	-0.3		-7.5
Reclassifications	0.0	0.0	-0.2	0.2		0.0
Additions	3.7	32.3	0.0	1.7		37.7
Disposals	-6.3	-9.0	-6.5	0.0		-21.8

Balance at Dec. 31, 2004	312.9	964.2	99.1	19.0		1,395.2

Cumulative amortization:
Balance at Jan. 1, 2004	210.9	748.3	120.8	0.2		1,080.2
Change in basis of consolidation	-29.5	-20.6	-27.0	0.0		-77.1
Currency translation	-0.5	-5.1	-0.5	0.0		-6.1
Reclassifications	0.1	2.4	-2.5	0.0		0.0
Additions	10.3	48.4	4.3	0.0		63.0
Disposals	-3.2	-8.4	-6.3	0.0		-17.9

Balance at Dec. 31, 2004	188.1	765.0	88.8	0.2		1,042.1

Carrying amount at Dec. 31, 2004	124.8	199.2	10.3	18.8		353.1

The change in the basis of the consolidation in 2004 is attributable exclusively to the reclassification of discontinued operations to assets held for sale. During the fiscal year, capital expenditures in property, plant and equipment increased from the previous year from €37.7 million by €1.7 million to €39.4 million. Significant additions related to capital expenditures for replacement of property, plant and equipment in our plants in Germany, the U.S., Poland and Spain. Capitalized leasing expense, which is attributable to land and buildings as well as technical equipment and machinery, totaled €1.1 million at December 31, 2005 (previous year: €1.0 million). For two pieces of land in the U.S., that were later sold, we recorded write-downs on the carrying amounts in 2004 of €4.9 million in total.

Back to Contents
13.	Non-current financial assets

			Other non-
	Investments	Non-current	current
	inassociated	financial	financial
	companies	investments	assets	Total

	€m	€m	€m	€m
Historical cost:
Balance at Jan. 1, 2005	4.4	2.4	5.1	11.9
Change in basis of consolidation	0.0	0.0	0.0	0.0
Currency translation	0.6	0.0	-0.1	0.5
Reclassifications	0.0	0.0	0.0	0.0
Additions	3.0	0.0	0.0	3.0
Disposals	-0.3	0.0	-0.1	-0.4

Balance at Dec. 31, 2005	7.7	2.4	4.9	15.0

Cumulative amortization:
Balance at Jan. 1, 2005	0.0	0.0	0.4	0.4
Change in basis of consolidation	0.0	0.0	0.0	0.0
Currency translation	0.0	0.0	-0.1	-0.1
Additions	0.0	0.0	0.0	0.0
Disposals	0.0	0.0	-0.2	-0.2

Balance at Dec. 31, 2005	0.0	0.0	0.1	0.1

Carrying amount at Dec. 31, 2005	7.7	2.4	4.8	14.9

Historical cost:
Balance at Jan. 1, 2004	5.7	2.3	5.8	13.8
Change in basis of consolidation	0.0	0.0	-0.5	-0.5
Currency translation	-0.3	0.0	0.0	-0.3
Reclassifications	0.0	0.0	0.0	0.0
Additions	0.2	0.1	0.5	0.8
Disposals	-1.2	0.0	-0.7	-1.9

Balance at Dec. 31, 2004	4.4	2.4	5.1	11.9

Cumulative amortization:
Balance at Jan. 1, 2004	0.0	0.0	0.4	0.4
Change in basis of consolidation	0.0	0.0	-0.1	-0.1
Currency translation	0.0	0.0	0.1	0.1
Additions	0.0	0.0	0.0	0.0
Disposals	0.0	0.0	0.0	0.0

Balance at Dec. 31, 2004	0.0	0.0	0.4	0.4

Carrying amount at Dec. 31, 2004	4.4	2.4	4.7	11.5

The increase in the investments in associated companies is attributable to the capital increases at a foreign subsidiary in China. The presentation of non-current financial investments include securities that are classified as available-for-sale. Other non-current financial assets comprise primarily the capitalized value of reinsurance policies, which do not qualify as plan assets. This concerns reinsurance policies from supplementary benefits for employees from compensation amounting to €4.1 million.

Back to Contents
14.	Inventories

	Dec. 31,	Dec. 31,
€m	2005	2004

Raw materials and supplies	85.2	64.4
Work in progress	138.5	134.9
Finished goods and goods purchased and held for sale	56.9	57.1

	280.6	256.4

Total inventories carried at net realizable value amount to €3.8 million. Write-downs on the net realizable value in 2005 totaled €1.1 million. In addition, there were write-downs for stock risks of €6.4 million and other write-downs amounting to €3.5 million. Write-ups or reversal of write-downs were only recognized to a minor extent.

15.	Trade receivables
	Dec. 31,	Dec. 31,
€m	2005	2004

Customers	192.3	178.2
thereof with more than one year of maturity (2005: €0.1 million; 2004:
€0.3 million) associated companies	3.0	3.2

	195.3	181.4

Trade receivables are shown after deduction of write-downs for doubtful receivables amounting to €3.7 million as of December 31, 2005 and €5.6 million as of December 31, 2004. No general reserve was recorded. No trade receivables were outstanding from affiliated companies.

16.	Receivables and other current assets

	Dec. 31,	Dec. 31,
€m	2005	2004

Other receivables from associated companies	0.7	3.7
Other current assets	33.0	33.9
thereof with more than one year of maturity (2005: €0.0 million; 2004:
€0.0 million)

	33.7	37.6

Other current assets are primarily attributable to tax refunds of €9.9 million (2004: €9.8 million), positive fair values of financial derivatives totaling €4.3 million (2004: €9.9 million), prepaid expenses for rent or insurance premiums of €4.1 million (2004: €3.5 million), reimbursement claims under insurance policies, short-term loans receivable, purchase price receivables for sold non-current assets and miscellaneous receivables.

17.	Cash and cash equivalents

	Dec.31,	Dec. 31,
€m	2005	2004

Restricted cash and cash equivalents for antitrust payments	0.0	77.2
Restricted cash and cash equivalents for repayment of convertible bond	0.0	50.1
Restricted cash and cash equivalents for debt service	0.0	0.7
Cash and bank balances	93.4	67.5

	93.4	195.5

Back to Contents

The increase in bank balances over the previous year results primarily from the increase in cash and cash equivalents of SGL Carbon AG from the positive free cash flow in the Group. Beside cash and cash equivalents, in the new financing SGL also received liquid funds that were restricted for specific purposes.

Part of the proceeds of the refinancing totaling €125.3 million were deposited in an escrow account in February 2004; these funds were designated exclusively for the payment of obligations from the North American antitrust penalties and from civil law settlements as well as the fine imposed in 2003 by the European antitrust commission. In 2004, the European fine (€23.9 million) was deposited on an interestbearing escrow account of the antitrust authorities until the closure of the legal proceedings. A total of €24.2 million was paid to the North American antitrust authorities in 2004. Beside the planned payments in March and June 2005, the outstanding liability, including currency hedging costs, was paid in full in August 2005. The residual credit balance on the antitrust escrow account of €8.7 million was used for debt repayment. The restricted cash for debt service in 2004 represents the remaining amount of the proceeds from the Hillsboro sale in the U.S., which were used in 2005 for early debt repayment. The restricted cash was presented separately in the consolidated balance sheet in 2004.

In 2004, the Company made a public tender offer to all bondholders to purchase back the convertible bonds. For this purpose, SGL obtained liquid funds from the refinancing that were deposited to a restricted cash escrow account amounting to €143 million. SGL used €85.7 million from the restricted cash escrow account during the second quarter of 2004 for the partial buy-back of the convertible bond. Beside an interest income of €0.1 million in 2004, a total of €1.7 million were used for interest payments on outstanding bonds and an additional €5.6 million utilized for an early loan repayment. In September 2005 SGL repaid the outstanding liabilities of the convertible bonds of €50.0 million including interest components of €1.2 million, on schedule using the the escrow account’s cash balance.

18.	Deferred tax assets

Deferred tax assets from tax loss carry-forwards are uniformly recognized in the IFRS consolidated financial statements on the basis of a rolling projection of the estimated earnings to be taxed at the level of individual subsidiaries or on the level of tax groups. Uncertainties about certain planning assumptions and other underlying conditions are taken into account. Based on the restructuring measures taken, the disposal of the lossgenerating Surface Protection business, the significant reduction of the net debt and the improved economic market environment for our business segments, we assume that the capitalized deferred tax assets on loss carry-forwards can be utilized in the future.

Tax loss carry-forwards of approximately USD 168 million in the U.S. (previous year: USD 188 million) and of around €235 million in Germany (previous year: €209 million) are available. According to current German legislation, tax loss carry-forwards can be utilized for an unlimited period. Tax loss carry-forwards in the U.S. expire between 2020 and 2023. Out of the loss carry-forwards in the U.S. and Germany, we have capitalized deferred tax assets, according to the estimation of their expected future utilization. Deferred tax assets were also recognized for timing differences in profits and losses resulting from consolidation as well as for timing differences in consolidated subsidiaries resulting from provision for contingent losses that are not tax-deductible and for other valuation differences under IFRS. If the deduction of expenses for tax purposes is in doubt, a valuation allowance is charged against the calculated deferred tax assets in the same amount.

Back to Contents

Deferred tax assets and liabilities as of December 31, 2005, are derived from tax loss carry-forwards or differences between the tax balance sheet and the IFRS financial statements as follows:

		Deferred
	Deferred	tax
€m	tax assets	liabilities

Non-current assets	16.5	14.4
Inventories	1.3	4.9
Receivables/other assets	0.1	9.5
Pension provisions	8.2	0.0
Other provisions	10.2	5.8
Liabilities	4.1	0.1
Other comprehensive income	0.8	0.0
From tax loss carryforwards	87.6	0.0

	128.8	34.7

Deferred tax liabilities result from different depreciation and amortization methods in the tax balance sheet and the IFRS financial statements, from capitalized finance leases, and from valuation differences in inventories between the tax balance sheet and IFRS financial statements. Deferred taxes mainly have a maturity of more than one year. Deferred taxes from cash flow hedges included in equity without effecting the income statement amounted to €0.8 million in fiscal year 2005 (previous year: €-0.9 million).

19.	Equity

The classification of items of equity is presented in the Consolidated Statement of Changes in Equity on page 59.

The Company’s share capital amounted to €144,873,597.44 as of December 31, 2005, and is composed of 56,591,249 no-par value ordinary bearer shares, each with a notional value of €2.56. The shares are made out to bearer. The share is traded on various markets in Germany (including Frankfurt) and in the U.S. in New York (NYSE).

An increase in the share capital of the Company requires a resolution by the Annual General Meeting adopted by a simple majority. Moreover, the Annual General Meeting may authorize the Board of Management to increase the share capital of the Company with the consent of the Supervisory Board within a period of five years by issuing shares in a certain aggregate amount (authorized capital). Finally, shareholders may approve the creation of conditional capital, but only to issue conversion or subscription rights to holders of convertible bonds, to prepare a merger with another company or to issue stock options to employees and members of the management of the Company or of an affiliated company by way of a consent and authorization resolution. Each of these shareholders’ resolutions pertaining to the creation of authorized or conditional capital require a majority of three quarters of the share capital represented at the Annual General Meeting when the resolution is passed. The nominal amount of the authorized capital created by the shareholders may not exceed one half of the share capital existing at the time of registration of the authorized capital in the commercial register. The total nominal amount of the conditional capital created by the shareholders, the issuance of which was authorized by the shareholders, may not exceed one half of the share capital existing at the time of the adoption of the resolution relating to the conditional capital increase. The total nominal amount of the conditional capital for the issuance of stock options to employees and members of the management of the Company or of an affiliated company may not exceed 10 % of the share capital existing at the time of the adoption of the resolution relating to the conditional capital increase.

Annual General Meeting

Following the capital increase of January/February 2004, which took place within the framework of SGL’s refinancing, the Company’s overall capital structure was adjusted to reflect its new

Back to Contents

authorized capital at the Annual General Meeting on April 30, 2004. The existing Authorized Capital I and Ia as well as the Conditional Capital in accordance with article 3 (10) of the Articles of Association were cancelled and replaced by the new Authorized Capital I and by new Conditional Capital for use issuing convertible bonds and bonds with warrants. Additional conditional capital was also created for use under the SAR Plan. With the exception of the buy-back of own shares, the Annual General Meeting on April 27, 2005 made no decision regarding capitalization measures.

Authorized capital

Following the partial utilization of the authority to increase the share capital to issue new shares to employees of the company or Group companies, the Board of Management is authorized, with the consent of the Supervisory Board, to increase the Company’s share capital by a total of up to €69,862,876.16 (authorized capital I) by issuing up to 27,290,006 new shares against cash and/or non-cash contributions on one or several occasions until April 29, 2009. The shareholders are to be granted pre-emptive rights. The Board of Management is authorized, with the consent of the Supervisory Board, to exclude fractional amounts from the shareholders’ pre-emptive rights. Furthermore, the Board of Management can exclude pre-emptive rights with the consent of the Supervisory Board

(i)	to the extent necessary to enable the holders of warrants or convertible bonds that have been issued by SGL CARBON Aktiengesellschaft or by a wholly-owned direct or indirect subsidiary to be granted subscription rights for new shares as if they had exercised the warrants or conversion rights or fulfilled their conversion obligations;

(ii)	to issue new shares to holders of convertible bonds which were granted by SGL CARBON Aktiengesellschaft or its wholly-owned direct or indirect subsidiaries in Germany and abroad against non-cash contributions in accordance with the authorization by the Annual General Meeting on April 30, 2004, if the holders have exercised their conversion right or fulfilled their conversion obligation;

(iii)	if the new shares are issued to employees of SGL CARBON Aktiengesellschaft or companies affiliated with SGL CARBON Aktiengesellschaft within the meaning of sections 15 ff. of the AktG. However, for this purpose the share capital can only be increased by a total of no more than €2,325,928.96 by issuing a total of up to 908,566 new no-par value shares on one or several occasions;

(iv)	if the new shares are issued to employees of SGL Carbon Aktiengesellschaft or companies affiliated with SGL Carbon Aktiengesellschaft within the meaning of sections 15 seq. of the AktG participating in the share plan (Matching Shares Plan) of SGL Carbon Aktiengesellschaft. However, for this purpose the share capital can only be increased by a total of no more than €803,776.00 by issuing a total of up to 313,975 new no-par value shares on one or several occasions;

(v)	if the new shares are issued as part of a capital increase against non-cash contributions for the acquisition of companies, parts of companies or equity interests in companies; and

(vi)	for a total of no more than €14,293,834.24 if the new shares are issued as part of a capital increase against cash contributions at an issuing price that does not fall significantly below the market price.

Conditional capital

Based on a resolution of the Annual General Meeting on April 30, 2004, the share capital of the Company was conditionally increased by a further amount of up to €4,096,000.00 against non-cash contributions. The sole purpose of the conditional capital increase is to issue up to 1,600,000 no-par value bearer shares carrying dividend rights from the beginning of the fiscal year in which they are issued to cover options for shares of SGL CARBON Aktiengesellschaft granted as stock appreciation rights (SARs) in the period through December 31, 2009 to members of the Board of Management and senior managers of SGL CARBON Aktiengesellschaft and members of the management and senior managers of affiliated companies (’Konzernunternehmen’) within the meaning of sections 15 seq. of the German Stock Corporation Act (= AKtG) on the basis of the authorization

Back to Contents

granted by the Annual General Meeting on April 30, 2004. The contributions to the shares to be subscribed take the form of the contribution of the remuneration entitlements granted to beneficiaries under the SARs issued pursuant to the authorization granted by SGL CARBON Aktiengesellschaft’s Annual General Meeting on April 30, 2004. The conditional capital increase will be implemented only to the extent that the SARs were issued pursuant to the authorization resolved by the Annual General Meeting on April 30, 2004, the beneficiaries exercised their options and contributed their remuneration entitlements to the Company, and the Company does not satisfy the beneficiaries’ options by issuing treasury shares or by a cash payment. The new shares are issued at a price of not less than €2.56 per share.

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

Based on a resolution of the Annual General Meeting on April 27, 2000, the share capital of the Company was conditionally increased by an additional nominal amount of up to €4,096,000.00. The conditional capital increase will be implemented only by issuing up to 1,600,000 new shares carrying dividend rights from the beginning of the fiscal year in which they were issued and will only be implemented insofar as the holders of options issued within the scope of the Stock Option Plan of the Company based on the authorization of April 27, 2000, exercise their rights to purchase shares. Based on a resolution of the Annual General Meeting on April 30, 2004, the share capital was conditionally increased by up to €38,400,000.00 through the issue of up to 15,000,000 new no-par value shares. The conditional capital increase will be used to grant rights to the holders of bonds with warrants and/or convertible bonds issued by SGL CARBON Aktiengesellschaft or its wholly-owned direct or indirect subsidiary through April 29, 2009, pursuant to the resolution of the Annual General Meeting on April 30, 2004. New shares will be issued at the conversion price or warrant exercise price to be established in each case. The conditional capital increase will be implemented only to the extent that holders of bonds with warrants exercise their warrants or that holders of convertible bonds exercise their conversion rights, or holders who are subject to a conversion obligation fulfill their conversion obligation, and to the extent that the Company does not issue treasury shares instead of new shares or does not satisfy the subscription rights through a cash payment. The new shares carry dividend rights from the beginning of the fiscal year in which they are issued as a result of the exercise of conversion rights or warrants or through the fulfillment of conversion obligations. The Board of Management is authorized, with the consent of the Supervisory Board, to determine the further details of the implementation of a conditional capital increase.

Authorization to acquire the Company’s own shares

By resolution of the Annual General Meeting on April 27, 2005, the Board of Management was authorized to acquire no-par value bearer shares of the Company until October 26, 2006, totaling up to 10% of the share capital as of April 27, 2005. The purchase price of one no-par value share (excluding transaction costs) may not be more than 10% above or below the average closing price of the Company’s share in the XETRA securities trading system (or a comparable successor system) on the last five trading days prior to the acquisition or undertaking to acquire the shares. If the shares are acquired via a public offering, the purchase price per share (excluding transaction costs) may not, as a matter of principle, be more than 15% above or below the average closing price of the Company’s shares in the XETRA securities trading system (or a comparable successor system) on the fifth to the ninth trading day prior to the publication of the offering. The volume of the public

Back to Contents

offering can be limited. Where the shares tendered to the Company as the result of a public offering exceed the stipulated volume, the number of shares accepted must be proportional to the number of shares offered. Preferred acceptance of lesser numbers of shares (up to 100 shares per shareholder) can be stipulated. Public offerings must comply with the regulations of the Wertpapiererwerbs- und Übernahmegesetz (German Securities Acquisition and Takeover Act), insofar as and to the extent that these are applicable.

In addition, the Board of Management was authorized to sell any treasury shares by means other than the stock market or an offering to all shareholders if the shares are sold at a cash price that is not significantly less than the market price of shares of the Company carrying the same rights at the time of the sale; this authorization is limited to a total of no more than 10% of the Company’s share capital. Also to be included are instances of the alleviated exclusion of subscription rights in accordance with section 186 (3) sentence 4 of the AktG based on other authorizations existing at the time of this authorization. Furthermore, the Company was authorized to make available, on the expiry of the two-year lock-up period, any treasury shares to members of the Board of Management while disapplying pre-emptive rights as part of the Matching Shares Plan resolved by the Annual General Meeting on April 27, 2000, under agenda item 8. In this case, the shares must be offered and transferred by the Supervisory Board. However, no more than 20,000 shares may be transferred for this purpose. The Board of Management was authorized to offer the own shares for sale while disapplying pre-emptive rights to employees of the Company or a Group company. Moreover, the Board of Management was authorized to retire the own shares without an additional resolution by the Annual General Meeting. Each of these authorizations can be exercised either in full or in part. The Company may acquire its own shares for one or several of the reasons listed. The Supervisory Board can determine that measures taken by the Board of Management in reliance on this resolution by the Annual General Meeting may only be taken with its consent. The Board of Management may use the authorization to allocate acquired shares in the context of the Matching Shares Plan only if and to the extent that the Supervisory Board has made such a resolution and has given its consent. In 2005, the company acquired a total of 12,648 of its own shares for members of the Board of Management with a view to servicing the Matching Shares Plan.

Convertible bond

The 133,650 convertible bonds issued at €1,000 each on September 18, 2000 (at a rate of 100% of the nominal amount) were fully retired in 2005, after the owners of the bonds had already been repaid T€83,687 in 2004 based on the buy-back offer in 2004 made in the same year. Interest was paid on the amount of their nominal amount at 3.5 % p. a.

Capital increase for the issue of new shares to employees

On March 16, 2005, the capital increase approved on January 27, 2005, by the Board of Management and with the consent of the Supervisory Board on February 10, 2005 of 591,434 shares was implemented. These shares were purchased at €2.56 and used to fulfill bonus claims of the Company’s employees. Furthermore, in March 2005 a total of 36,025 new shares were also issued to employees of SGL Carbon AG and its affiliates as contribution in kind within the framework of the Matching Shares Plan 2003. Employees participating in the Matching Shares Plan 2003 contributed bonus claims totaling €358,809 to the Company as a contribution in kind. Of this amount, €92,224 refer to the share capital, with the remaining €266,585 referring to the share premium. In the 2005 fiscal year, 128,500 options were exercised under the Stock Option Plans. The total number of shares increased in 2005 by 755,959 from 55,835,290 to 56,591,249 at December 31, 2005.

On January 30, 2006, the Board of Management approved a €1,408,000.00 increase in the share capital through the issue of 550,000 new shares by making partial use of authorized capital (Authorized Capital I). The new shares are designated for employees of the company and carry dividend rights for fiscal year 2005.

Back to Contents
20.	Provisions for pensions and other employee benefits

	Dec. 31,	Dec. 31,
€m	2005	2004

Pension provision for corporate commitments	134.2	133.5
Pension provision for severance and termination benefits	13.8	13.2
Other	10.8	10.0

	158.8	156.7

The employees of the SGL Carbon Group are covered by various pension plans which provide for the retirement benefit to the employee and their spouse. Some of the arrangements are tied to the employees’ level of remuneration, whereas others are oriented on fixed contributions linked to the employees’ ranking in terms of both salary classification and position within the corporation. Some arrangements also provide for future increases based on an inflation index.

The various pension arrangements for the employees of SGL Carbon Group were standardized as of April 1, 2000. Retirement benefits for employees that arose prior to April 1, 2000, are not affected, and the financial obligations arising under these pension plans remain within the SGL Carbon Group, where they are covered by provisions. The basis of the amended pension plan is the legally independent pension fund for employees of the Hoechst Group, which is funded by employee and employer contributions (Pensionskasse der Mitarbeiter der Hoechst Gruppe). The contributions of the SGL Carbon Group to this pension fund are based on a particular ratio to the contributions paid into the fund by employees. Payments by companies to such defined contribution plans are treated as current expenses in the respective period.

In the case of defined contribution pension plans, the Company pays contributions to pension insurance funds on the basis of statutory or contractual provisions. The Company has no further obligations other than to pay the contributions. Current contribution payments are recognized as operating expenses in the period concerned.

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

In the U.S., pensions rights are traditionally processed via a pension fund, in which the plan asset are invested solely for the purpose of providing benefits to the Plans’ participants and their beneficiaries, and defraying reasonable expenses of administering the Plans. The Plans’ objective is to provide a secure Trust from which retirement benefits can be paid to participants and beneficiaries, as provided in the Plans, with a view to maximizing returns on assets and minimizing the cost to the Company consistent with prudent investment management. To meet these requirements, the Company’s contributions to the Trust will be invested with the objective of achieving a minimum annualized return to meet a defined annual target yield. The objectives shall be accomplished utilizing a strategy of investment in domestic and international equities along with domestic fixed income, in a mix that is conducive to participation in rising markets while allowing for protection in falling markets. The guidelines for the overall asset allocation will be 50 - 75% equities and 24 - 49% bonds.

At certain subsidiaries in the SGL Carbon Group, the provisions also cover amounts for post-employment medical care as well as severance payments. The future benefit obligations are calculated using actuarial methods based on estimates of the relevant parameters.

Recognition of actuarial gains and losses uses the 10% corridor rule. Personnel turnover is determined on a company-by-company basis. The actuarial measurements are based on country-specific mortality tables. Pension provisions amounting to around €12 million have a term of less than one year.

Back to Contents

The following parameters are applied in Germany and the U.S., the countries with the most significant pension obligations:

Calculation basis and parameters for pension provisions

	German Plans		US-Plans

	2005	2004	2005	2004

Discount Rate	4.4%	5.5%	5.75%	6.25%
Salary growth	2.25%	2.25%	3.0%	3.0%
Expected rate of return on plan assets	—	—	8.5%	8.5%

Changes in the present value of defined benefit obligations and in plan assets for pension provisions for direct commitments are presented below:

Changes in present value of obligations

€m	2005	2004

Present value at Jan. 1	216.8	234.9
Current service cost	5.1	5.2
Interest cost	12.8	11.8
Actuarial gains/losses	29.6	2.0
Benefits paid	-11.5	-11.1
Other changes	0.0	-25.9
Exchange differences	16.1	-0.1

Present value of obligations at Dec. 31	268.9	216.8

Changes in plan assets
Plan assets at Jan. 1	47.4	40.9
Return on plan assets	4.9	3.4
Contributions paid	5.7	8.2
Benefits paid	-4.0	-3.4
Exchange differences	9.9	-1.7

Plan assets at Dec. 31	63.9	47.4

Funding status	205.0	169.4
Unrecognized actuarial loss	-70.8	-35.9

Pension provision at Dec. 31	134.2	133.5

The increase in unrecognized actuarial losses from €-35.9 million in 2004 to €-70.8 million in 2005 is the result of the reduction in the discount interest rate, particularly in Germany. At the end of 2005, the unrecognized actuarial losses in Germany amounted to €42.7 million (2004: €10.6 million) and €24.5 million (2004: €23.1 million) in the U.S. The losses above the 10% corridor are amortized over the average remaining service period up to the beginning of retirement, in our case approx. 14 years in Germany. In 2005, this amortization amounted to €2.4 million (2004: €2.5 million) and is part of the overall pension expenses.

To cover the pension obligations to members of the Board of Management the Company entered into reinsurance policies with two large insurance companies. As of December 31, 2005, the asset value included in the pension provisions amounted to €5.7 million. Claims under these reinsurance policies were pledged to the respective Board of Management members. The other changes in 2004 mainly relate to discontinued operations.

Back to Contents

Pension expenses are broken down as follows:

€m	2005	2004	2003

Current service costs	5.1	5.2	4.7
Interest cost	12.8	11.8	13.6
Expected return on plan assets	(4.9)	(3.4)	(3.2)
Amortization of actuarial gains/losses	2.4	2.5	2.1

Pension expenses from defined benefit plans	15.4	16.1	17.2

Pension expenses from defined contribution plans	4.3	4.1	3.3

Pension expenses	19.7	20.2	20.5

The anticipated future pension payments by the SGL Group to former employees or their beneficiaries at December 31, 2005 are as follows:

Pension payments to employees

Year	€m

Payable in 2006	12.0
Payable in 2007	12.7
Payable in 2008	13.6
Payable in 2009	14.4
Payable in 2010	15.5

21.	Other Provisions

			Restructuring
			and antitrusts
€m	Taxes	Staff costs	risks	Miscellaneous	Total

Balance at Jan.1, 2005	2.4	51.7	65.9	30.4	150.4
Changes in basis of consolidation	0.0	0.0	0.0	0.0	0.0
Utilized	-2.4	-33.1	-4.9	-10.7	-51.1
Releases	0.0	-3.9	0.0	-7.9	-11.8
Additions	1.8	43.3	9.2	19.6	73.9
Other changes/exchange differences	0.1	1.9	0.2	0.6	2.8

Balance at Dec. 31, 2005	1.9	59.9	70.4	32.0	164.2

(thereof with a term of less than one year)	(1.0)	(53.2)	(70.4)	(26.4)	(151.0)
(thereof with a term of more than one year)	(0.9)	(6.7)	—	(5.6)	(13.2)

The provisions for taxes include amounts for tax risks attributable to fiscal years that have not yet been finally assessed by the tax authorities. Provisions for staff costs include primarily provisions for annual bonuses, jubilee benefits, partial retirement, and outstanding vacation days.

The provisions for restructuring and antitrust risks have increased by €4.5 million to €70.4 million by the end of the reporting period. The additions are the result solely of restructuring projects. Provisions for antitrust risks are shown as current.

At year-end 2004 and 2005, we accrued the estimated interest to be paid in connection with the European antitrust fines and included these amounts under other provisions.

Miscellaneous other provisions comprise various risks, including provisions for bonuses, discounts, and anticipated losses amounting to €5.0 million (2004: €4.2 million), provisions for interest relating to European antitrust proceedings of €11.5 million (2004: €8.6 million), provisions for warranties totaling €3.7 million (2004: €5.8 million), provisions for environmental protection costs of €0.2 million (2004: €1.0 million).

Back to Contents
22.	Liabilities

	Dec. 31,	Dec. 31,
€m	2005	2004

Interest-bearing loans/financial liabilities
Bank loans and overdrafts	88.1	119.9
Bond/convertible bond	270.0	320.0
Accrued refinancing costs	-16.0	-20.3

	342.1	419.6
Trade payables	89.6	91.3
thereof due within one year €89.2 million (2004: €90.3 million)

Other liabilities
Tax liabilities	16.1	10.3
thereof due within one year €16.1 million (2004: €10.3 million)
Miscellaneous other liabilities	54.4	107.8
thereof due within one year €54.2 million (2004: €71.1 million)

Total other liabilities	70.5	118.1

	502.2	629.0

133,650 bonds with warrants of €1,000 each were issued as part of a convertible bond on September 18, 2000, at 100% of the principal amount. They beared interest at 3.5 % p. a. on their principal amount. The bonds were fully repaid as planned in September 2005.

Transaction costs totaling €24.2 million were included in the new refinancing package of fiscal year 2004, which are expensed using the effective interest rate method over the respective term of the loans. From the refinancing of the USD tranche in 2005, €1.2 million were written off. At the end of fiscal year 2005, financial liabilities include accrued refinancing costs amounting to €16.0 million.

The weighted-average interest rate on financial liabilities was 7.5 % for fiscal year 2005 (previous year: 6.3%). Bank liabilities amounting to €88.1 million as of December 31, 2005, were subject to interest rates of up to 7.4%. Thereof €13.8 million carried fixed interest rates of up to 7.4% and €74.3 million carried variable interest rates of up to 6.3%. Besides the senior subordinated notes issued in 2004 amounting to €270 million with a fixed interest rate of 8.5 % there are no further financial instruments outstanding.

The syndicated loan from the 2004 refinancing is subject to compliance with standard bank covenants - for example, the level of net worth, the fixed charge coverage, the ratio of net financial liabilities to EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), and the ratio of EBITDA to interest expense. Non-compliance with the covenants or with other provisions of the loan agreement could result in additional costs and, if repeated, a demand by lenders for accelerated repayment. Various assets, in particular property, plant and equipment as well as inventories and receivables, were pledged as collateral for the loan (see Note No. 25).

Based on the credit lines in place as of December 31, 2005 and the amounts used as of balance sheet date, the SGL Carbon Group had available credit lines totaling €65.8 million.

Other remaining liabilities in 2004 included the discounted liabilities in connection with North American antitrust proceedings of €43.4 million, which were paid in full in 2005. The other remaining liabilities also include wages and salaries totaling €7.9 million (2004: €6.5 million) and negative fair values of market derivatives at €12.2 million (2004: €26.2 million). Social security liabilities totaled €5.9 million (2004: €4.8 million).

Back to Contents

The maturity structure of the total financial liabilities due in each of the next five years and the remainder thereafter is presented below:

						With more than
						five years
€m	2006	2007	2008	2009	2010	to maturity

Financial liabilities	9.2	10.5	67.9	0.1	0.1	270.3
Refinancing costs	-3.4	-3.4	-3.3	-1.9	-1.9	-2.1

The refinancing costs included in financial liabilities are amortized over the remaining terms and result in the negative amounts presented. There are no other liabilities with a remaining term of over two years. The fair value of the bond at year-end was €292.3 million. The fair values of the other long-term liabilities approximate the carrying amounts.

Notes to the Consolidated cash flow statement

23.	Information on the cash flow statement

The cash flow statement present changes in the cash and cash equivalents of the SGL Carbon Group due to inflows and outflows of cash during a reporting period. Cash inflows and outflows are broken down separately by operating, investing, and financing activities. The effects of first-time consolidation as well as deconsolidation measures and non-cash exchange rate effects were eliminated. The presentation is supplemented by a reconciliation to cash and cash equivalents as shown on the face of the balance sheet.

Amounts in the cash flow statement attributable to foreign subsidiaries are converted at average exchange rates for the year, whereas liquid funds are converted at the exchange rate at balance sheet date.

Cash provided by operating activities includes interest received of €5.3 million, interest paid of €40.6 million and a dividend received from an associated company of €0.3 million. Net taxes paid after refunds amounted to €22.6 million. Pension payments totaled €11.5 million. Payments in connection with antitrust proceedings amounted to €70.2 million and of which €69.1 million was provided from the restricted cash escrow account.

Net cash used includes payments of €2.3 million for acquisitions of investments. Payments received from the sale of property, plant and equipment and intangible assets totaled €16.0 million. Payments for capital expenditures in property, plant and equipment and intangible assets amounted to €44.7 million.

Net cash used also includes payments of €91.0 million in 2005 for financing activities. Payments received from increase in financial liabilities of €67.8 million are attributable to the refinancing of the US$ credit line. In return, the original US$ credit line of €82.4 million was fully repaid. The pay-back of the convertible bond in September 2005 resulted in payments of €50.0 million, which were provided from the restricted cash escrow account. The remaining funds of €8.9 million from the special escrow account were used for debt repayment. Other repayments of financial liabilities amounted to €19.2 million in 2005. The payments received from the capital increase for employee shares were €2.5 million.

Discontinued operations in 2004 are shown in the cash flow statement in the net amount of €24.6 million. For the discontinued operations in 2004, cash used in operating activities amount to €23.9 million, cash used in investing activities to €0.4 million, and cash used in financing activities to €0.3 million. The balance of cash and cash equivalents decreased compared to 2004 by €102.1 million to €93.4 million in 2005. This related to payments from the restricted cash escrow account for antitrust proceedings and repayment of the convertible bond totaling €119.1 million.

Other disclosures

24.	Contingent liabilities and other financial commitments

No bills of exchange were outstanding either as of December 31, 2005, or in the previous year. Outstanding guarantee obligations totaled €34.5 million as of December 31, 2005, and €55.1 million

Back to Contents

as of December 31, 2004. Furthermore, other financial liabilities arising from orders in connection with approved capital expenditures in property, plant and equipment amounted to €2.2 million as of December 31, 2005, and €5.2 million as of December 31, 2004. Some of these capital expenditure projects extend beyond one year.

SGL has set up credit lines for guarantees in connection with the financing of project-related business in the Surface Technology and Plastics Process Technology businesses. Due to the sale of these operations as of January 6, 2005, SGL will continue to carry the credit lines existing at that date in the amount of approximately €15.6 million until each individual guarantee will expire. Up to December 31, 2005, the provided guarantee line was reduced to an amount of €9.5 million. The average utilization of such guarantees in the past has been less than 1%. After careful assessment of possible future utilization, we established an appropriate provision at year-end, as we had done in the previous year.

Using procurement agreements with key suppliers, SGL secures the necessary raw materials for production, especially for needle coke. These agreements normally last for one year and contain minimum quantities to be purchased by SGL. The prices for the deliveries are settled on a base price, which is adjusted by variable components (e.g. defined parameters of the needle coke producer’s raw material price).

A number of agreements to provide collateral were signed with lenders in conjunction with the refinancing project at the beginning of 2004. These agreements entailed the pledging of equity interests of most Group companies. The rights of use of intangible assets have been assigned for all German members of the Group, for two U.S. subsidiaries, and for SGL CARBON SpA in Italy. Real estate liens were taken out against SGL CARBON AG and two U.S. companies in the amount of €320 million and USD 168.4 million. Inventories and movable plant and equipment of €252.5 million were assigned as collateral. Trade receivables and receivables due from subsidiaries in the total amount of €147.5 million were assigned as collateral. In addition, intercompany receivables of €1,096.7 million and bank balances totaling €88.1 million were pledged as collateral by individual companies.

As of December 31, 2005, and December 31, 2004, there were also rental and lease obligations for land and buildings, IT equipment, motor vehicles and other items of property, plant and equipment amounting to €9.2 million and €8.6 million, respectively. As of December 31, 2005, the future minimum annual lease payments were as follows:

						2011 and
€m	2006	2007	2008	2009	2010	thereafter

Operating leases	8.0	1.5	1.1	1.0	0.9	1.8
Finance leases	0.3	0.3	0.3	0.2	0.1	0.0
– discounts included	(0.1)
= Present value of finance leases	1.1

No payments were received from subleases during the past two fiscal years. For a contract regarding a right to construct buildings on land owned by a third party in Germany, payment obligations of €32.2 million are outstanding for the next 61 years. The finance leases relate solely to leases for property, plant and equipment concluded under normal leasing contracts, without special purchase options.

Various litigation, legal proceedings, and lawsuits are pending or could be set up in the future, including those arising from alleged defects in products of the SGL Carbon Group under product warranties and due to environmental protection issues.

Litigation is subject to considerable uncertainty; the outcome of individual cases cannot be predicted with certainty. There is a reasonable probability that individual cases could be decided against the SGL Carbon Group in such amounts that would be material to the Company. Management has provided for all probable expected losses.

Back to Contents

Pending antitrust proceedings

The antitrust legal proceedings in the U.S. and in Canada have been concluded. In 2005, we paid in full the outstanding liabilities to the antitrust authorities in the U.S. and Canada.

In April 2004, the European Court of First Instance reduced the fine imposed in 2001 in the graphite electrode proceedings from €80.2 million to €69.1 million. Since the judgment of the European Court of First Instance failed to address either the censured gross procedural errors or the internationally recognized prohibition against double jeopardy, we have filed an appeal to the European Court of Second Instance.

In December 2002, the European Commission imposed a €27.75 million fine on SGL CARBON AG for anticompetitive practices in the graphite specialties markets. SGL appealed against the fine in the European Court. The court ruled in 2005 and reduced the fine to €18.45 million. We appealed against the decision at the European Court especially in view of an unacceptable double jeopardy.

In December 2003, the European Commission imposed a €23.64 million fine on SGL Carbon AG for anticompetitive practices in the market for electrical and mechanical carbon and graphite products. We have filed an appeal against this decision at the European Court.

Of the EU fines, which are being appealed, the anticipated settlement is covered by provisions. The individual components of the lodged appeal were measured and included with their probable outcome from the European Court of Justice in the recognition of provisions. We have provided a security deposit of €23.9 million covering the fine that had been imposed by the EU Commission in December 2003. This payment, among other things, had already been taken into consideration in the refinancing package and the funds were paid from the special escrow account. The two other EU fines are secured by bank guarantees. We expect the final decisions regarding the EU penalties at the earliest in the next one to three years. The outcome of these proceedings is uncertain.

25.	Transactions with related companies and individuals

In the course of its business activities, the SGL Carbon Group provides services to related companies and individuals. In turn, these individuals and companies act as suppliers and service providers for the SGL Carbon Group within the framework of their business activities. All these transactions are settled on an arm’s length basis. Receivables from associated companies amount to €3.7 million. Details are presented in the notes to the relevant balance sheet and income statement items. Sales with associated companies in 2005 totaled €7.0 million, and the interest income and expense of associated companies in the same year amounted to €0.1 million.

An outstanding capital contribution to an associated company amounting to USD 3.8 million was fulfilled.

26.	Information concerning financial instruments

IAS 32 and IAS 39 define financial instruments as contracts that result in a financial asset at one company and a financial liability or an equity instrument with another. Loans, receivables, and financial liabilities originated by the Company are measured at amortized acquisition cost unless they are linked with a hedging relationship shown on the balance sheet (hedge accounting). These are loans, interest-bearing receivables, trade receivables and payables, other short-term operating receivables and liabilities, as well as short- and long-term financial liabilities, for which a market price is not available. With short-term receivables and short-term financial liabilities, the amortized cost principally corresponds to the nominal value or the repayment amount. Financial assets held available for sale are measured at fair value. These assets are long-term investments as well as cash and cash equivalents. Until they are realized, unrealized gains and losses are shown separately in equity after deduction of deferred taxes. If there is no value available for settlement, the securities are carried at cost. If the fair value is expected to fall below the acquisition cost permanently, the securities are written down with effect on the income statement. The recognition of securities occurs on the settlement date. There are no financial investments to be held up to the final maturity.

Back to Contents

Primary financial instruments

Primary financial instruments are shown on the balance sheet. Financial instruments carried as assets are reported at amortized cost, net of any necessary valuation allowances. Financial instruments carried as liabilities are reported at the higher of face value or redemption amount. Important primary financial instruments are:

		Nominal
		value local	Nominal		Interest	Interest
Balance sheet items	Currency	currency	value €m	Term	nominal	effective

Financial liabilities
– Senior notes	EUR	270.0	270.0	2012	8.5%	9.2%
– Syndicated loan	EUR	4.6	4.6	2008	3.9%	4.4%
– “Kreditanstalt fürWiederaufbau”-loan	EUR	13.0	13.0	2007	7.4%	7.4%
– Syndicated loan	USD	80.0	67.8	2009	6.3%	6.8%

Other primary financial instruments
– Trade receivables	EUR		195.3	2006/2007
– Trade payables	EUR		89.6	2006/2007

The credit or default risk – i.e., the risk of non-payment – results from the risk that counterparties may be unable to meet their obligations. Since we do not generally enter into offset agreements with our customers, the amounts reported on the balance sheet represent the maximum risk of non-payment. With fixed-interest financial liabilities, SGL is subject to a fair value risk, while for floating-rate financial instruments, SGL is subject to a cash flow risk.

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

At a foreign subsidiary, in accordance with local statutory provisions, securities were acquired to cover pension obligations; these securities are included within non-current financial assets and are classified as available-for-sale securities. The change in valuation of these securities is shown in other comprehensive income without effect on the income statement; the posted change in valuation amounted to a total of €0.2 million as of December 31, 2005 (previous year: €0.1 million).

Derivative financial instruments

In the course of its business activities, the SGL Carbon Group may be exposed to risks from changes in interest rates and exchange rates. Derivatives are used purely for hedging purposes and reducing such risks. The use of these instruments is governed by internal guidelines. Risk is continuously assessed and monitored. The instruments used in the SGL Carbon Group are primarily interest-rate swaps, interest rate and currency options, as well as forward transactions. The counterparties are contracting parties with outstanding credit rating.

SGL is exposed to foreign currency risks arising from purchase and sales transactions, and internal Group loans, which are not denominated in the Company’s functional currency of the euro. Although the aggregate effects of foreign currency risks can be partially offset, SGL hedges against certain material foreign currency risks through currency forward contracts and currency options.

A credit risk may take the form of a decline in the value of SGL’s assets if a contracting party is either partially or wholly unable to meet the contractual obligations that were agreed upon at the time the financial instrument was created. The total of assets disclosed constitutes SGL’s maximum credit risk. To reduce the credit risk, financial instruments are entered into exclusively with internationally recognized financial institutions. The credit standing of the contracting parties is continuously monitored and subject to uniform limits, the adherence to which is monitored by the Company’s Central Finance Department. SGL manages credit risks arising from customer receivables

Back to Contents

by requiring in certain circumstances advance payments, payment guarantees, confirmed letter of credits and credit insurance. No major bad debt losses were incurred throughout fiscal 2005.

Notional amounts

Nominal amounts comprise the aggregate of all underlying purchase and sale amounts arising with outside parties. The amounts shown in the following table therefore do not represent the amounts exchanged by the parties to the transactions and, as a result, are not an indication of the SGL Carbon Group’s liabilities under these financial instruments.

The nominal amounts and fair values of the financial instruments as of December 31, 2005 and 2004 were as follows:

	Nominal amounts				Fair values

	Bought Dec.	Sold Dec. 31,	Total Dec.	Total Dec.	Total Dec.	Total Dec.
€m	31, 2005	2005	31, 2005	31, 2004	31, 2005	31, 2004

Foreign currency contracts
USD currency forwards	0.0	66.2	66.2	38.5	-1.7	1.5
GBP currency forwards	0.0	60.7	60.7	50.2	0.6	0.1
Other currency forwards	24.0	3.7	27.7	20.6	1.1	0.5
Currency options	115.3	98.3	213.6	245.7	-1.6	-15.9
Interest rate contracts
Interest rate swaps	0.0	127.8	127.8	238.6	-6.0	-1.9
Interest rate options	0.0	0.0	0.0	70.0	0.0	0.0

Currency forward contracts and options are primarily used to hedge foreign currency risks that arise from fluctuations of receivables and liabilities denominated in foreign currencies, from unrecognized firm liabilities and from highly probable forecasted transactions. In the SGL Carbon Group, the purpose of hedging transactions is to reduce the risks from exchange rate fluctuations that are inherent in the Group’s foreign currency receivables and liabilities. The underlying transactions in the individual foreign currencies are almost entirely hedged on the basis of the net position per currency. Maturities are based on the maturities of the underlying transactions and range from several days to a maximum of 18 months.

Through the end of December 2005, hedging positions were build up to secure the U.S. dollar earnings risk for fiscal year 2006. A total of U.S.$102 million was hedged at rates between USD 1.20/ €1.00 and USD 1.30/€1.00 for 2006.

Cash flow hedges were undertaken for fiscal year 2006 to cover highly probable forecasted U.S. dollar transactions. The fair value changes on the effective portion of these hedges as of December 31, 2005 are recognized directly in equity, after deducting deferred taxes, and reported separately in other comprehensive income. As of December 31, 2005, the positive fair values of the derivatives recorded under other comprehensive income without effect on the income statement amounted to €0.5 million (2004: €3.1 million); the negative fair values were €-2.5 million (2004: €-0.2 million), with a maturity of 6 to 12 months. To test the effectiveness, changes of the cash flow of the underlying transactions are based on forward rates in the area of forward exchange transactions, while in the field of currency options, the fair value component of the fair value change of options is excluded from the hedging connection. Effectiveness calculations are made at every balance sheet date. Essentially, it is assumed that the hedging relationship is effective if the fair value changes to the hedging transactions virtually offset the changes to the cash flow of the underlying transactions (80 -125%). The fair value of derivatives is the price at which one party is willing to assume another party’s rights and/or obligations. Fair values are measured on the basis of the market information available at balance sheet date using standard market valuation methods, as follows:

•	Currency hedges are measured on the basis of reference rates and reflect forward premiums and discounts. Currency options are measured using recognized option pricing models;

•	Interest rate contracts are measured on the basis of discounted expected future cash flows, with market rates of interest applied for the remaining maturity of the instruments;

Back to Contents
•	Interest rate options are measured using recognized option pricing models (incl. Black- Scholes).

The fair values of currency hedges are calculated in the SAP system. The valuation methodology was verified by an independent accounting firm, which confirmed its accuracy. For the interest rate contracts, the valuation is carried out by an independent financial services provider. Derivatives have a credit risk comprised of the positive fair values of the derivatives.

The zero cost option concluded to hedge the USD liability resulting from the antitrust fine was fully released and paid in the third quarter, together with the corresponding underlying transaction.

The SGL Carbon Group uses interest rate swaps as a hedging instrument to optimize its financing costs. In fiscal years 2005 and 2004, the SGL Carbon Group used interest rate swaps to convert some of its financial liabilities from a fixed to a floating interest rate basis. In fiscal year 2005, over 80 million interest rate swaps, the interest rates of which were converted existing debt from fixed to floating rates, were announced.

The SGL Carbon Group entered into a new 20 million interest rate swap, which converted existing liabilities from a fixed to a floating interest rate basis. In addition, the SGL Carbon Group entered into a 40 million interest rate swap, which hedges the risk of interest rate increases for forecasted transactions. This swap is classified as a cash flow hedge and changes fair value are recognized directly in equity. Effectiveness calculations are made on every balance sheet date. Essentially, it is assumed that the hedging relationship is effective if changes in the fair value of the swaps offset the changes of the cash flows of the underlying transactions (80 -125%).

Other hedging instruments are recognized in accordance with IAS 39.55. At acquisition, hedges are measured at acquisition cost. Changes in the fair values of derivatives are booked directly to the income statement based on the carrying amount of the underlying transaction.

27.	Segment reporting

The SGL Carbon Group operates in the following Business Areas:

• Carbon and Graphite [CG]
Graphite electrodes and carbon products (electrodes, cathodes, furnace linings)

• Specialties [S]
products for industrial applications, machine components, products for the semiconductor industry, composites, and process technology.

and

• SGL Technologies [T]
graphite foils, carbon fibers, carbon fiber-based fabrics, composites, structural components and carbon-ceramic brake discs.

External sales revenue was attributable almost exclusively to product sales. Trading revenue or other sales revenue are insignificant. Intersegment sales revenue is generally based on estimated market prices less selling and administrative expenses. Cost-based transfer prices may be used in exceptional cases. Other segment sales revenue comprise transactions that are largely rendered to the other Business Areas and include SGL CARBON AG. Important non-cash expenses concerned in particular the depreciation of assets in Italy in the CG Business Area amounting to €10.4 million and write-down of the carrying amount in the T Business Area amounting to €1.2 million. Consolidation adjustments relate to the elimination of sales and services between the Business Areas. Certain information on the business activities of the SGL Carbon Group is presented below (based on the primary reporting format in accordance with IAS 14.50 ff).

Back to Contents
						SGL
					Consolidation	Carbon
€m	CG	S	T	Other	adjustments	Group

2005
Sales revenue	643.7	263.4	159.0	2.7	0.0	1,068.8
Internal sales revenue	13.3	3.8	7.2	39.2	-63.5	0.0

Total sales revenue	657.0	267.2	166.2	41.9	-63.5	1,068.8
Profit/loss from operations	121.6	19.8	0.2	-28.8	0.0	112.8
Capital expenditures	26.7	6.5	9.4	2.1	0.0	44.7
Depreciation and amortization expense	38.6	12.6	12.4	1.5	0.0	65.1
Capital employed	417.8	182.1	198.0	21.0	0.0	818.9
Segment assets	513.8	227.0	220.3	0.0	0.0	961.1
Segment liabilities	304.9	134.3	43.9	0.0	0.0	483.1
Income from associated companies	0.6	0.0	0.2	0.0	0.0	0.8

2004 (restated)
Sales revenue	562.5	246.3	133.5	1.7	0.0	944.0
Internal sales revenue	9.7	6.9	2.5	32.1	-51.2	0.0

Total sales revenue	572.2	253.2	136.0	33.8	-51.2	944.0
Profit/loss from operations	86.4	13.9	-10.6	-30.7	0.0	59.0
Capital expenditures	26.5	4.2	8.7	6.9	0.0	46.3
Depreciation and amortization expense	33.5	15.2	13.3	5.6	0.0	67.6
Capital employed	404.6	179.1	181.3	19.5	0.0	784.5
Segment assets	520.1	204.9	201.1	0.0	0.0	926.1
Segment liabilities	332.5	130.1	41.5	0.0	0.0	504.1
Income from associated companies	-1.0	0.0	0.2	0.0	0.0	-0.8

2003 (restated)
Sales revenue	564.4	239.1	125.2	2.8	0.0	931.5
Profit/loss from operations	61.5	12.2	-14.0	-37.4	0.0	22.3
Capital expenditures	22.4	6.7	4.9	9.3	0.0	43.3
Depreciation and amortization expense	36.4	15.7	15.9	0.2	0.0	68.2
Capital employed	423.7	196.4	179.9	14.6	0.0	814.6
Segment assets	531.1	224.9	203.2	0.0	0.0	959.2
Segment liabilities	351.9	142.8	32.8	0.0	0.0	527.5
Income from associated companies	-1.0	0.0	0.2	0.0	0.0	-0.8

						SGL
		Europe excl.	North		Consolidation	Carbon
€m	Germany	Germany	America	Other	adjustments	Group

2005
Sales revenue (by destination)	142.7	380.4	283.8	261.9	0.0	1,068.8
Sales revenue (by company headquartes)	358.1	440.7	264.6	5.4	0.0	1,068.8
Segment assets	330.6	328.6	275.8	26.1	0.0	961.1
Capital expenditures	15.5	17.6	11.3	0.3	0.0	44.7

2004 (restated)
Sales revenue (by destination)	140.0	320.2	250.0	233.8	0.0	944.0
Sales revenue (by company headquartes)	313.9	390.1	229.1	10.9	0.0	944.0
Segment assets	296.3	365.2	237.3	27.3	0.0	926.1
Capital expenditures	16.9	18.5	10.7	0.2	0.0	46.3

2003 (restated)
Sales revenue (by destination)	137.6	314.4	250.7	228.8	0.0	931.5
Sales revenue (by company headquartes)	311.4	383.9	228.0	8.2	0.0	931.5
Capital expenditures	17.5	16.9	8.9	0.0	0.0	43.3

Back to Contents
28.	List of shareholdings

The list of shareholdings has been filed with the commercial register of the Wiesbaden local court (HRB 9448). It is also available for inspection at the Annual General Meeting of SGL CARBON Aktiengesellschaft to be held on April 28, 2006.

29.	Remuneration of the Board of Management and the Supervisory Board of SGL CARBON AG

Remuneration for the members of the Board of Management includes both a fixed and a variable component. The remuneration of the Board of Management and the number of shares held are as follows:

			SGL shares	Stock options	thereof	SARs
	Base salary	Bonus	held	(2000 - 2004)	exercised	(2005)
	€t	€t	no.	no.	no.	no.

R. J. Koehler	424	424	79,389	120,000	20,000	50,000
T. H. Breyer	294	294	31,296	72,000	0	30,000
S. Daugaard	294	200	1,152	6,000	0	30,000
Dr. H. Kottmann	294	294	27,861	57,000	0	30,000

Total	1,306	1,212	139,698	255,000		140,000

For fiscal year 2005, the expensed remuneration of the Board of Management amount to a total of €3,172 thousand including payments in kind and bonuses, which are to be paid in 2006.

In addition, the members of the Board of Management also receive a variable compensation component in the form of management incentive plans (see also Note 30). The Board of Management’s stock options include option rights from the Stock Option Plan, granted from 2000 to 2004 and not yet expired. In addition, stock appreciation rights (SARs) were granted in 2005. Beginning in fiscal year 2005, stock options granted since fiscal year 2003 must be expensed in accordance with IFRS 2. The corresponding valuation of the stock options is based on a binominal model or a Monte Carlo simulation using SGL Carbon-specific measurement parameters. The members of the Board of Management were granted a total of 68,000 options in an aggregate value of €418 thousand in 2004 (€6.15 per option) and in 2005 a total of 140,000 SARs in an aggregate value of €616 thousand (€4.40 per SAR). The actual values of these stock options and SARs upon exercise will likely differ from the estimated values at issuance and may be either higher or lower.

The settlement of the Matching Shares Plan of 2003 resulted in the granting of 12,648 SGL matching shares and in a payment to the members of the Board of Management of €60 thousand in 2005. Total expense for the active members of the Board of Management under the Matching Shares Plan was €212 thousand in 2005, and for the LTCI Plans, lasting over several years the expense was €1,256 thousand. The active members of the Board of Management hold shares in SGL CARBON AG as private assets and at December 31, 2005 these amounted to a total of 119,110 shares and 61,764 ADRs, equivalent to a total of 139,698 shares.

The total remuneration of former members of the Board of Management and executive management and their surviving dependents amounts to €0.4 million. Provisions of €3.4 million have been recognized to cover pension obligations to former members of executive management and their surviving dependents.

Back to Contents

The total remuneration of the Supervisory Board totaled €339 thousand. The following amounts were paid in 2005:

	Base	Additional
€t	remuneration	remuneration	Total

Max Dietrich Kley	40.0	12.6	52.6
Chairman
Heinz Schroth	9.6	4.2	13.8
Deputy Chairman (until April 27, 2005)
Josef Scherer	26.8	10.6	37.4
Deputy Chairman (since April 28, 2005)
Prof. Dr.rer.nat. Utz-Hellmuth Felcht	20.0	6.6	26.6
Peter Fischer	20.0	0.6	20.6
Dr.-Ing. Claus Hendricks	20.0	6.6	26.6
Ju¨rgen Kerner	20.0	2.5	22.5
Dr.-Ing. Hubert Lienhard	20.0	6.6	26.6
Jacques Loppion	20.0	2.6	22.6
Edelbert Schilling	20.0	2.6	22.6
Andrew H. Simon	20.0	6.6	26.6
Heinz Will (since April 28, 2005)	13.6	0.3	13.9
Hans-Werner Zorn	20.0	6.6	26.6

Total	270.0	69.0	339.0

Additional remuneration results from attendance compensation as well as compensation for committee activity.

30.	Management and employee stock option programs

SGL currently has five different management and employee incentive plans. The Long-Term Incentive Plan, which was approved in 1996, originally comprised the Stock Appreciation Rights Plan (“SAR Plan 1996”) and the Long-Term Cash Incentive Plan (“LTCI Plan”). Whereas the exercise period of the SAR Plan runs through 2006, the term to maturity of the LTCI Plan was limited to three years and has already expired on December 31, 1998. The current Long Term Cash Incentive Plan is valid for the period from 2005 through 2007 (the LTCI Plan 2005-2007) and replaced the expired LTCI Plan 2002-2004 at the end of 2004. Furthermore, on April 27, 2000, the Company’s Annual General Meeting approved the introduction of a Share Plan or Matching Shares Plan (“Share Plan”) as well as a Stock Option Plan (“Stock Option Plan”). The Share Plan was launched in March 2001. The Stock Option Plan, which was implemented in July 2000, superseded the SAR Plan 1996, whose eligibility period ended in 2001, and has a maturity of five years. As a successor plan for the Stock Option Plan that expired at the end of 2004, the Annual General Meeting of April 30, 2004, approved the introduction of a Stock Appreciation Rights Plan (“SAR Plan 2005”) for Board of Management and the top three management levels. The plan provides for the issue of SARs beginning on January 1, 2005 over a period of five years, whose increase in value provides their holders with the right to subscribe to shares of SGL.

Stock Appreciation Rights Plan 1996 (SAR Plan)

Under the SAR Plan, the members of the Board of Management and certain members of senior management of the SGL Group have been granted stock appreciation rights (“SARs”). Each SAR represents (i) with respect to members of the Board of Management, the right to receive an amount equal to the difference, on the one hand, between the average SGL’s middle share price officially quoted on the Frankfurt Stock Exchange on March 16 of the year in which the option is exercised, and on the other hand, the respective exercise price, which, prior to adjustment for dilution, ranges from €33.03 to €102.26; and (ii) with regard to employees of the SGL Group, the right to purchase one share at the respective exercise price.

Back to Contents

One SAR is associated with one share. A total of 840,500 shares are linked to the SAR Plan, representing approximately 3.79 % of all shares outstanding at the time. Until December 21, 2004, SARs representing a total of 746,800 shares had been granted to members of the Board of Management and to 60 members of senior management. Of these SARs, 637,350 had been exercised as of December 31, 2005.

Under the SAR Plan, an option representing a specific number of SARs (a “SAR Option”), as determined by the Board of Management, or, if the beneficiary was a member of the Board of Management, by the Supervisory Board, was granted to each beneficiary at the beginning of the SAR acquisition period (January 1, 1996- January 1, 2000). The SARs allotted via this SAR Option during the eligibility period (January 1, 1997- January 1, 2001) are vested on January 1 for the preceding fiscal year in five equal annual tranches of 20% each. Each vested SAR may be exercised during the period March 1 to March 15 each year, on March 15, 2006, at the latest or upon termination of service (as described below). Board of Management members exercising SAR Options must utilize a portion of the net proceeds corresponding to 15% of the gross proceeds to purchase shares of the Company in the stock market. For this purpose, the Company instructs a financial institution to acquire the shares for the account and in the name of the member of the Board of Management. SGL or the relevant subsidiary provides the financial means to effect the purchase directly to the bank and deduct the amounts from the funds due to the beneficiary from exercising the SAR. The bank retains these shares in safekeeping on behalf of the member of the Board of Management for the successive twelve months. The remaining net proceeds are paid out to the member of the Board of Management.

All the shares earned by an employee of the SGL Group upon exercise of the SARs must immediately be resold. An exception is made for the number of shares that can be purchased with 15% of the gross proceeds from the sale of all the shares. Such retained shares may not be sold and are blocked for a period of twelve months. As the exercise price of these SARs from 1996 is considerably higher than the current share price, the fair value of these options is zero euros.

Long-Term Cash Incentive Plan (LTCI)

LTCI Plan 2002 – 2004

Under the LTCI Plan 2002-2004, over a three-year period SGL granted the members of the Board of Management and 36 members of senior management a cash bonus payment that is linked to certain performance targets. The current planning period runs from 2002 through 2004. Bonuses totaling a maximum of €7.8 million may be paid out. The performance target that the SGL Group must reach in order for participating members of senior management and Board of Management members to qualify for the maximum bonus under the LTCI Plan was set at a ratio of net debt to EBITDA of 2.3 to 1.

The minimum requirement for a bonus payment is a ratio of 3.6 to 1. Beneficiaries of the LTCI Plan 2002-2004 must use a portion of the net proceeds of the LTCI premiums corresponding to 15% of the gross proceeds to buy shares of SGL on the stock market. For this purpose, the Company instructs a financial institution to acquire the shares for the account and in the name of the respective beneficiary and transfers the funds out of withheld bonus payments directly to the bank for the purchase of the shares. These shares are subsequently held by the financial institution in safekeeping on behalf of the beneficiary for the successive twelve months. The remaining proceeds were payable on April 30, 2005.

The Supervisory Board meeting of December 5, 2003, specified that when calculating the performance target, any implemented capital increase is to be neutralized. The meeting of the Board of Management of December 22, 2003, approved the same measure for senior management. The performance target had been achieved to 45.7 % at the end of the three-year planned term. Therefore, a total of €3.4 million was paid in LTCI bonuses to members of the Board of Management and members of senior management. In accordance with the conditions of the plan, the active participants in the plan have reinvested 15% of the gross proceeds in a total of 42,700 SGL shares, which are blocked until March 31, 2006.

Back to Contents

LTCI Plan 2005 – 2007

Under the LTCI Plan 2005-2007, over a three-year period SGL can grant the members of the Board of Management and 40 members of senior management a cash bonus payment that is linked to certain performance targets. The current planning period runs from 2005 through 2007. Bonuses totaling a maximum of €7.4 million may be paid out. The performance target that the SGL Group must reach in order for participating members of senior management and Board of Management members to qualify for the maximum bonus under the LCTI Plan was set at a ratio of net debt to EBITDA of 3.4 to 1 as per December 31, 2005, 2.7 to 1 as per December 31, 2006 and 2.3 to 1 as per December 31, 2007. The Plan also stipulates that 20% of the maximum bonus can be paid if the performance target is reached by December 31, 2005, 30% if the performance target is reached by December 31, 2006 and 50% if the performance target is reached by December 31, 2007.

Beneficiaries of the LTCI Plan 2005-2007 must use a portion of the net proceeds of the LTCI premiums corresponding to 15% of the gross proceeds to buy shares of SGL on the stock market. For this purpose, the Company instructs a financial institution to acquire the shares for the account and in the name of the respective beneficiary and transfers the funds out of withheld bonus payments directly to the bank for the purchase of the shares. These shares are subsequently held by the financial institution in safekeeping on behalf of the beneficiary for the successive 12 months. The remaining proceeds are payable on April 30, 2008.

As per December 31, 2005, the performance target of 3.4 to 1 of net debt to EBITDA was achieved. The participants in the Plan have thus already acquired a claim to 20% of the maximum bonus. A total of €2.6 million has been reserved for these bonus accrual that have already been earned as well as further possible bonus payments to members of the Board of Management and members of senior management.

Matching Share Plan

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

The Company’s Share Plan was adopted by SGL’s shareholders at the Annual General Meeting of April 27, 2000, and went into effect on March 31, 2001. Originally, a maximum of 250,000 new shares was reserved out of authorized capital for implementation of the Matching Shares Plan. At the end of March 2005, 36,025 new shares were granted from authorized capital out of the capital increase to those members of senior management and executive staff participating in the Share Plan during 2003; a total of 12,648 outstanding shares, acquired on the stock market, were granted to members of the Board of Management. The value of the matching shares amounted to €9.96 per share on the reporting date of March 29, 2005, which was regarded as compensation on which the individual plan participants paid taxes. The net amount corresponding to the number of matching shares was transferred to the individual securities accounts of the participants. Participants could subsequently freely dispose of these net matching shares as well as shares invested from 2003, whose two-year lock-up period expired on March 31, 2005.

Following the refinancing package of the SGL Carbon Group, which was implemented in 2004, and corresponding adjustment of authorized capital by the ordinary Annual General Meeting on April 30, 2004, a total of 350,000 new shares were available to service future share plans. In 2005, a total of 36,025 shares were used to process the Matching Shares Plan 2003.

During the fiscal year, members of the Board of Management and 74 members of senior management took part in the Matching Shares Plan 2005-2007, acquiring a total of 113,343 SGL shares from their taxed income at a price of €10.10 per share on the stock market.

Stock Option Plan

SGL’s shareholders approved the Stock Option Plan at the Annual General Meeting of April 27, 2000. A maximum of 1,600,000 shares may be reserved from contingent capital to service the

Back to Contents

Stock Option Plan. The options may be issued until the end of 2004. The Stock Option Plan went into effect in July 2000.

The Supervisory Board administers the plan for the members of the Company’s Board of Management. Under the Stock Option Plan, the Supervisory Board is authorized to grant options on shares to members of the Board of Management. The Board of Management administers the Stock Option Plan for approximately 150 members of senior management as well as the executive staff of the Company and its subsidiaries. The Stock Option Plan thereby authorizes the Board of Management to determine on its own the members of senior management of the Company as well as members of the management and senior management of its subsidiaries that should be granted options. In both cases, upon exercise of the options the Supervisory Board or the Board of Management make available and transfer new shares out of contingent capital, which is created for that purpose.

The stock options are distributed as follows:

•	Members of the Board of Management: up to 30%;

•	Members of the Company’s executive staff: up to 20%;

•	Members of management of subsidiaries: up to 20%; and

•	Other members of the executive staff of subsidiaries: up to 30%.

If any one of the groups mentioned above is granted less than the maximum number of options, the remaining options may be distributed to the beneficiaries of the next or previous group - even over and above the maximum number of options granted to that group - in order to ensure that the total volume of options is used. The Board of Management - or if members of the Board of Management are affected, the Supervisory Board - determine how any remaining options are to be granted. Nevertheless, no more than 30% of the available options may be granted to Board of Management members.

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

Back to Contents

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

Overall, a total of 1,512,000 options were granted within the framework of the stock option plan, of which 289,500 options expired without compensation as a result of the termination of the employment relationship of plan participants due to employee turnover. Options that had been granted in 2003 were exercised for the first time in 2005. As a result, the participants exercised a total of 128,500 options from 2003 during the exercise window defined in accordance with the plan conditions at a subscription price of €3.61. This means that a total of 1,094,000 options are still available for exercise.

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

Back to Contents

subscription rights as a member of one of the groups and from the share of the subscription rights that is provided for that particular group.

Those entitled to SARs may participate in a rise in the price of SGL shares during the period between the granting of the SARs and their exercise. A SAR entitles the participant to require from the company the grant of a variable remuneration amounting to the difference (“appreciation of value”) between the price of the SGL shares at the time the SAR is granted (“strike price”) and at the time the SAR is exercised (“exercise price”) plus dividends paid during this period by the Company and the value of subscription rights, and to subscribe to the number of SGL shares at the exercise price whose market price corresponds to the appreciation of value. One SAR grants those entitled to participate the right to subscribe to a fraction of a new SGL share that results from dividing the appreciation of value by the exercise price - however, to a maximum of one SGL share.

The strike price is calculated based on the average closing prices of SGL shares for the last 20 stock market trading days in the XETRA trading system (or in a successor system) before the day on which the SAR is granted. The exercise price is calculated in the same manner as the strike price, however with reference to the last 20 stock market trading days before the day the SAR is exercised rather than to the last 20 stock market trading days before the day the SAR is granted.

The SAR has a maturity of up to ten years, beginning at the grant date. The SAR expires without compensation if it is not exercised during its term.

The granting of the SAR to those entitled to participate may only occur within defined annual periods – the so-called “reference windows”. A reference window may be a period of up to ten stock market trading days following, respectively, the fiscal year-end or the disclosure of the SGL CARBON Aktiengesellschaft for its first, second or third quarter results.

A SAR that has been granted may be exercised at the earliest after expiration of a waiting period of two years after the SAR is granted (“waiting period”) and only during defined periods (“exercise window”). Exercise windows are open for a period of up to ten stock market trading days, beginning on the day following the Company’s disclosure of its financial results for the first, second and the third quarters.

Furthermore, a SAR may only be exercised if after the expiry of the waiting period at the beginning of the exercise window the targets set out in the SAR conditions have been met. For 75% of the SARs granted to each of those entitled to participate, the target is the increase in total shareholder return (“TSR”) of a SGL share (“absolute performance target”). Only a relative target is applicable for the remaining 25% of the SARs. This portion of the SAR may only be exercised if the development of the SGL share corresponds at least to the development of the MDAX.

The TSR is defined as the absolute rise of the SGL share price between the time the SAR is granted and the time it is exercised plus the dividends paid by the Company during this period and the value of the subscription rights. The target is met if the TSR has reached at least 15% of the striking price.

The relative performance target is defined as the relative rise of the SGL share price between the period when the SAR is granted and is exercised plus dividends paid by the Company during this period and the value of subscription rights compared with the development of the benchmark index during the same period. The benchmark index is the MDax of the German Stock Exchange (Deutsche Bo¨ rse), or a substitute index representing mid-cap values. For the target to be met, the development of the relative rise of the SGL share price must be at least equivalent to the benchmark index.

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

In 2005, a total of 605,500 SARs were granted to members of the Board of Management and to members of senior management at a striking price of €9.74. The issue date was January 14, 2005.

Back to Contents

The stock option programs developed as follows:

				Stock options
Number of shares/options	SAR 1996	SAR 2005	Share plan	plan

Balance at Jan. 1, 2005	143,850	0	58,811	1,326,000
Additions	0	605,500	113,343	0
Expired/returned	-34,400	0	-2,356	-103,500
Exercised	0	0	-56,455	-128,500

Balance at Dec. 31, 2005	109,450	605,500	113,343	1,094,000

Average exercise price in €	45.79	9.74	—	26.97
Expiration dates	March 15, 2006	Dec. 31, 2015	March 15, 2007	2010 - 2014
Intrinsic value at Dec. 31, 2005 (€m)	0.0	2.5	1.6	2.3

The SAR Plan as well as the Stock Option Plan from 2000 through 2002 are “out of the money”. The fair value is thus zero, since the exercise price exceeds the actual market price. The Stock Option Plans from 2003 and 2004 with an exercise price of €3.61 and €8.69 respectively are “in the money” at year end 2005, and with a share price of €13.95 have an intrinsic value, respectively, of €10.34 and €5.26 as of December 31, 2005. This corresponds to a total value of €2.3 million. In 2005, a total of 128,500 options were exercised from the 2003 Stock Option Plan. This took place in three trading windows in 2005, in which the average share price was €9.42, €11.37 and €13.95. Of these instruments, only 106,500 stock options were exerciseable at year-end 2005 from the 2003 tranche at a price of €3.61.

The weighted average remaining maturity of SAR 2005 is 10 years, of the Matching Share Plan 1.2 years and of the Stock Option Plan 6.25 years. The weighted average exercise price for the Stock Option Plan at December 31, 2004 was €25.14.

The shares issued under the Share Plan were expensed in the consolidated financial statements. As equity instruments, all newly granted instruments since November 7, 2002, comprising the Stock Option Plans 2003 and 2004 and the SAR 2005, are to be accounted for under IFRS 2. During fiscal 2005, the SAR 2005 and the Stock Option Plan resulted in total expense of €2.0 million. These instruments were valued by an independent financial services provider on the day the plans were granted based on a binominal model (Stock Option Plan) and a Monte Carlo simulation (SAR 2005). SGL-specific measurement parameters and a special exercise behaviour of such employee options are assumed. Various parameters are included in the valuation and impact the value of the options, such as anticipated future dividends, which were calculated at €0.07 for 2006 and increasing thereafter up to €0.15 in 2014. The assumed interest rates amount to 4.13% for the Stock Option Plan and 3.56 % for SAR 2005. To determine the volatilities, the period from June 1, 1995 to December 1, 2004 was used. In view of the antitrust proceedings initiated and the fines announced in the period from 1998 to 2002, the volatilities were adjusted by the price fluctuations occurring in the period. For the Stock Option Plan, a volatility of 41.69 % was calculated, while for SAR 2005 the volatility was 41.74% .

31.	Exemption in accordance with Article 264 Paragraph 3 of the German Commercial Code

The following companies, which are included in the consolidated financial statements of SGL Carbon AG, made use of the provision in Article 264 Paragraph 3 of the German Commercial Code:

•	SGL CARBON GmbH, Meitingen, Germany

•	SGL CARBON Beteiligung GmbH, Wiesbaden, Germany

•	SGL CARBON Holding GmbH, Wiesbaden, Germany

•	SGL TECHNOLOGIES GmbH, Meitingen, Germany

•	SGL BRAKES GmbH, Meitingen, Germany

•	SGL INFORMATION-SERVICES i. L. GmbH, Augsburg, Germany.

Back to Contents
32.	Declaration of Compliance with the German Corporate Governance Code (Article 285 No. 16 of the German Commercial Code)

The Board of Management and the Supervisory Board declare that the Company is in compliance with the recommendations of the “Government Commission on the German Corporate Governance Code” (“Regierungskommission Deutscher Corporate Governance Kodex”) (publication as of July 20, 2005) as published by the Federal Ministry of Justice in the section of official notices of the electronic Federal Gazette. The Board of Management and the Supervisory Board further declare that the Company had been in compliance with the recommendations of the Government Commission on the German Corporate Governance Code since the delivery of the last statement. The following exceptions thereto apply:

•	Code section 2.3.4.:
Viewing the annual meeting of shareholders via the Internet is currently unsupportable for cost reasons.

•	Code section 3.8. (2):
The liability insurance taken out by the Company for the Board of Management and Supervisory Board (D&O Insurance) does not contain any deductible. We are generally of the view that the agreement of a deductible does not serve to enhance responsible action on the part of the Board of Management and the Supervisory Board. Moreover, a deductible is not customary in foreign countries, nor is it customary for many German companies.

•	Code section 5.4.3. 1st sentence:
In our view, the election by list (Listenwahl) to the Supervisory Board generally better serves the overall responsibilities of the Supervisory Board. The annual meeting of shareholders can resolve the election of individual candidates (Einzelwahl) at any time and immediately carry out this form of election upon a majority vote.

•	Code section 5.4.3 3rd sentence:
According to the applicable law, the members of the Supervisory Board, and not the shareholders, elect the chairman of the Supervisory Board among themselves in a free vote. We are of the opinion that the members of the Supervisory Board must remain free in making their decision and may therefore not be exposed to the possibly improper influence of third parties. This consideration could be undermined by a public announcement of the candidates.

•	Code section 5.4.7. (2):
The articles of incorporation of SGL CARBON AG provide for fixed remuneration for Supervisory Board members and additional remuneration for their work in committees. We are of the view that this rule is appropriate to our company and that it should thus be maintained for the foreseeable future.

The Corporate Governance Principles of SGL CARBON AG furthermore satisfy with virtually no exception the non-obligatory suggestions of the Corporate Governance Code.

33.	Events occurring after the balance sheet date

On February 9, 2006, we announced the creation of SSG Ningbo Co., Ltd., a joint venture with Sinyuan Industrial Material Co. Ltd., in Ningbo (China) with regard to expanded graphite.

Wiesbaden, February 28, 2006

SGL CARBON AG
The Board of Management

Back to Contents

34.	Significant Differences between International Financial Reporting Standards (“IFRS) and United States Generally Accepted Accounting Principles (U.S. GAAP)

Since 2001 the SGL Carbon Group prepares its consolidated financial statements in accordance with IFRS. International Financial Reporting Standards (IFRS) differ in certain significant respects from U.S. GAAP. The significant differences that affect the consolidated net income (loss) and shareholders’ equity of the SGL CARBON Group are set out below.

Because of the restatement of prior period resulting from a change in the scope of consolidation and the restropective application of IFRS, the U.S. GAAP reconciliation had to be adjusted accordingly. For details please see Note 3, Note 34 e) and Note 35 l). All amounts presented for comparative purposes in prior periods under IFRS have been restated due to the change in consolidation and restrospective application of IFRS 2 in accordance with its transition provisions.

Reconciliation to U.S. GAAP

The following is a summary of the significant adjustments to net income (loss) and shareholders’ equity which would be required if U.S. GAAP had been applied instead of IFRS. The translation of Euros into U.S. dollars has been made solely for the convenience of the reader at the noon buying rate of the European Central Bank on December 31, 2005, which was U.S. $1,1797 = €1.00. No representation is made that such amounts in Euros could have been or could be converted into U.S. dollars at that or any other exchange rate on such date or any other dates:

All amounts in million except per share data	Note	2005	2005	2004 (restated)	2003 (restated)

		US-$	Euro	Euro	Euro

Net income (loss) per IFRS as reported in the consolidated statement of operations		33.3	28.2	(86.4)	(56.5)
Adjustments to conform with U.S.-GAAP:
Business acquisition and goodwill	(a)	0.0	0.0	0.0	3.4
Internal use software / Development cost / Tangible assets	(b)	3.7	3.2	(1.5)	(3.6)
Inventory / Pre-production
development cost	(c)	(0.8)	(0.7)	0.0	(0.4)
Pension provision	(d)	0.4	0.3	0.9	1.3
Incentive plans	(e)	0.0	0.0	1.3	0.7
Restructuring / Early retirement	(f)	0.8	0.7	(1.2)	1.7
Revenue recognition	(g)	(10.5)	(8.9)	0.0	0.0
Deferred Taxes – IFRS to U.S.-GAAP reconciliation	(h)	0.0	0.0	(1.0)	1.0

Net income (loss) in accordance with U.S.-GAAP		26.9	22.8	(87.9)	(52.4)
Basic earnings per share in accordance
with U.S.-GAAP		0.47	0.40	(1.68)	(2.36)
Diluted earnings per share in accordance
with U.S.-GAAP		0.47	0.40	(1.68)	(2.36)

Shareholders equity per IFRS as reported in the consolidated balance sheet		380.0	322.1	267.3	104.4
Adjustments to conform with U.S.-GAAP:
Business acquisition and goodwill	(a)	59.1	50.1	44.5	47.7
Internal use software / Development
cost / Tangible assets	(b)	(1.3)	(1.1)	(4.2)	(2.8)
Inventory / Pre-production
development cost	(c)	(1.3)	(1.1)	(0.3)	(0.3)
Pension provision	(d)	(75.2)	(63.7)	(33.0)	(26.1)
Incentive plans	(e)	0.0	0.0	(2.2)	(3.3)
Restructuring / Early retirement	(f)	2.4	2.0	1.3	2.5
Revenue recognition	(g)	(10.5)	(8.9)	0.0	0.0
Deferred Taxes – IFRS to U.S.-GAAP reconciliation	(h)	0.4	0.3	0.0	1.0

Equity in accordance with U.S.-GAAP		353.6	299.7	273.4	123.1

Back to Contents

a)	Business Acquisitions and Goodwill

Prior to the adoption of IAS 22 (revised 1993) on January 1, 1995, the Group wrote-off all goodwill directly to equity in accordance with IFRS existing at that time. The adoption of IAS 22 (revised 1993) did not require prior period restatement. Accordingly, a U.S. GAAP difference exists with respect to the recognition of goodwill and its related amortization before January 1, 1995. For the purpose of the reconciliation to U.S. GAAP, the pre-1995 goodwill was amortized through the consolidated statement of operations over the estimated useful lives between five and 20 years. Another U.S.-GAAP difference exists with respect to the amortization of goodwill after January 1, 2002 and until December 31, 2003. Since January 1, 2002 under U.S. GAAP goodwill is no longer amortized over the estimated useful life instead an annual impairment test per FAS 142 (“Goodwill and other Intangible Assets) must be performed. Starting January 1, 2004, in accordance with IFRS 3 goodwill is no longer amortized.

The SGL CARBON Group’s U.S. GAAP unamortized positive goodwill at December 31, 2005 and 2004 was €116.9 and €106.1 million, respectively (€66.8 and €61.6 million, respectively, capitalized under IFRS). The Company estimates that at December 31, 2005 and 2004, such net goodwill would be allocated among its industry segments as follows: Carbon and Graphite: €50.3 million and €45.4 million, respectively, Graphite Specialties: €25.4 million and €22.8 million, respectively, and SGL Technologies: €41.2 million and €37.9 million, respectively.

Our annual FAS 142 impairment analysis was performed as of April 1, 2005 and updated September 30, 2005, and there was no impairment. As of December 31, 2005 and 2004, the Company had no unamortizable identifiable intangible assets.

Goodwill is tested for impairment using a two step process that begins with a determination of the fair value of the reporting unit. The first step is a preliminary test to determine if any potential impairment exists and the second step measures the amount of impairment, if any. For estimating future cash flows, we use our internal budgets. Future cash flows are discounted at a SGL Carbon-specific interest rate (2005: 12.2%) .

FAS 142 describes the reporting unit as an operating segment, as that term is used in FAS 131, or one level below the operating segment, depending on whether certain criteria are met. The operating segment is the highest level within the company that can be a reporting unit. Guidance used to identify an operating segment was

–	whether the component constitutes a business per EITF 98-3,

–	if discrete financial information is available,

–	whether the segment is reviewed by company“s management and

–	if there are similar economic characteristics within the segment.

Based on the above our three current reporting units reflect the way SGL manages its operations. The above criteria are met only on the level of the operating segment or so called “Business Areas”.

Purchased goodwill is allocated to the segments based on allocation of identifiable net assets to the business areas.

In the first quarter 2005 SGL sold its consolidated subsidiary SGL ACOTEC GmbH, Siershahn (Germany) including most of its subsidiaries. As of December 31, 2004 the Acotec companies were included as assets held for sale in the group financial statements and SGL wrote off all remaining Acotec goodwill amounting to €14.5 million under IFRS.

All changes in the Euro amount of the IFRS to U.S. GAAP reconciliation item regarding goodwill in 2005 and 2004 were only a result of changes in foreign exchange rates.

b)	Internal Use Software/Development costs/Tangible Fixed Assets

Statement of Position (SOP) 98-1 (“Accounting for the Costs fo Computer Software developed or obtained for internal use) provides U.S. GAAP guidance on accounting for the costs of computer software developed or obtained for internal use. Under U.S. GAAP overhead costs should not be capitalized as costs of internally developed software while under IFRS directly allocated overhead

Back to Contents

costs are allowed to be capitalized. During the year ended December 31, 2005 and 2004 the SGL Carbon Group capitalized software costs in the amount of €1.0 million and €6.8 million, respectively under U.S. GAAP. The accumulated amount of this reconciling item as of December 31, 2005 and 2004 was €(3.0) million and €(3.5) million, respectively. The unamortized software costs as of December 31, 2005 and 2004 amounted to €8.5 million and €9.4 million, respectively and the amortization in 2005, 2004 and 2003 amounted to €1.6 million, €1.0 million and €0.0 million, respectively.

Under IFRS development expenses should be capitalized if future economic benefits will flow to the company and certain cumulative criteria are met. In 2005 and 2004 SGL capitalized development cost of €1.5 million and €2.9 million for its ceramic disc brake, respectively before this asset was sold in connection with the cooperation agreement with Audi in July 2005. U.S. GAAP does not allow the capitalization of such costs. Accordingly, these costs were expensed as incurred in 2005 and 2004. Thus, the gain under U.S. GAAP, which has been deferred over the life of the contract was €4.4 million higher, than under IFRS. The accumulated amount of this reconciling item as of December 31, 2005 and 2004 was €0.0 million and €(2.9) million, respectively.

U.S. GAAP requires the capitalization of interest costs as part of the historical cost of fixed assets requiring a period of time to construct. Per IFRS benchmark treatment, interest cost (“Borrowing Costs) should be recognized as an expense in the period in which they occur. The company has elected to use the IFRS benchmark treatment, which results in a reconciliation difference to U.S. GAAP for the capitalization of borrowing costs. During the years ended December 31, 2005, 2004 and 2003 the SGL Carbon Group did not capitalize interest under U.S. GAAP. The years 2005, 2004 and 2003 include amortization of previously capitalized interest amounting to €0.3 million, €0.3 million and €0.8 million respectively. The accumulated amount of this reconciling item as of December 31, 2005 and 2004 was €1.9 million and €2.2 million, respectively.

c)	Inventory Valuation/Pre-production development cost

IAS 2 “Inventories” identifies two alternatives as valuation methods, the FIFO method and the weighted-average cost method. In valuing inventories for IFRS reporting, the company has elected to apply the weighted average cost method. Generally, the same method is used for U.S.GAAP purposes. However, for certain inventories held in the U.S. SGL historically used to apply the LIFO method for U.S. GAAP and tax reporting purposes in the U.S. As of December 31, 2005 and 2004 the amount of such inventories was zero.

Under IFRS development expenses should be capitalized if future economic benefits will flow to the company. Under EITF 99-5 costs to perform certain services related to the design and development of the products it will sell under long-term supply arrangements and costs to design and develop molds, dies, and other tools that will be used in producing those products should be expensed as incurred, unless they are reimbursed or a noncancelable right to use exists. Certain pre-production expenses incurred by one of our domestic subsidiaries in 2005 (€0.7 million) and one of our U.S. subsidiaries in 2003 (€0.3 million) did not meet the requirements as specified under EITF 99-5 (Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements). Accordingly we recorded an U.S. GAAP adjustment to expense these amounts.

Under U.S. GAAP inventories amounting to €18 million are recognized pursuant to agreements that provide for contractual reimbursement of pre-production design and development costs.

d)	Pension Provisions

Under IFRS, pension costs and similar obligations are accounted for in accordance with IAS 19, “Employee Benefits”. For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with FAS 87 “Employers’ Accounting for Pensions” and the disclosure is presented in accordance with FAS 132 (R) “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”. FAS 87 requires that companies located outside the United States adopt the provisions of FAS 87 for fiscal years beginning after December 15, 1988. Due to the significant period of time which elapsed between the date when FAS 87 would have been required to be adopted and the time when the SGL Carbon Group first prepared its U.S. GAAP financial information, adoption of the provisions of FAS 87 as of January 1, 1989 was not feasible. Accordingly, FAS 87

Back to Contents

has been adopted from January 1, 1993. As of the date of adoption, the SGL Carbon Group’s total transition obligation was €16.1 million. Such transition obligation is being amortized over a 15 year period. Accordingly, as of December 31, 1993, €5.4 million, representing 5/15 (the elapsed five year period between the required adoption date of January 1, 1989 and December 31, 1993) of the total transition obligation, was recorded directly against U.S. GAAP shareholders’ equity.

IAS 19 (“Employee Benefits) as applied by the Group is substantially similar to the methodology required under FAS 87. The transition provisions under IAS 19 permit the cumulative effect of an accounting change to be either recognized immediately or delayed and recognized on a straight-line basis over a period of up to five years from the date of adoption of IAS 19 (its transition period ends in 2004 for enterprises adopting IAS 19 as of its effective date). FAS 87 permitted only delayed recognition of the transition obligation on a straight-line basis over the average remaining service period of plan participants or over 15 years if the average remaining service period is less than 15 years (its transition period ends in 2003 for companies located outside the U.S. ).

Upon adoption of IAS 19, the Company elected to recognize the cumulative effect of an accounting change immediately. Consequently, a difference between IFRS and U.S. GAAP was created in the pension liability valuation and corresponding annual pension expense relating to the amortization of the transition obligation in accordance with FAS 87. As of December 31, 2003, the 15-year amortization period for the transition obligation had ended.

In addition, there is a difference in the measurement dates used for valuation of the US pension funds under IFRS and U.S. GAAP. Under IFRS, a measurement date of December 31st is used, while a September 30th date, which does not coincide with the end of the Company’s fiscal year, is used for U.S. GAAP. For the german plan a September 30th measurement date is used both under IFRS and U.S. GAAP.

Besides under IFRS changes in the market value of plan assets are included in the valuation using the 10% corridor approach, while they are deferred over 5 years under U.S. GAAP.

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

In the case of funded plans, the market value of the external assets is netted against the benefit obligations resulting in an under- or over funding of the PBO. Typically, due to actuarial gains and losses, like differences between the actual and assumed discount rate, compensation increase, and due to the difference between expected and actual return on plan assets, the asset or liability recorded on the balance sheet is different than the under- or over funding of the PBO, because such actuarial gains and losses and gains and losses on plan assets are deferred under the 10% corridor valuation approach. Under FAS 87, if the difference is so significant that the current benefit obligation represented by the ABO (or the amount thereof not funded by plan assets) exceeds the liability recorded on the balance sheet, such liability must be increased. The ABO is referred to as the Minimum Liability and an accrued pension liability that is at least equal to this Minimum Liability should be recognized in the balance sheet. The required increase in the liability is referred to as the Additional Minimum Liability, and results in the recognition of either an intangible asset, a component of shareholders’ equity (as a reduction) in Other Comprehensive Income or both. The recognition of the Additional Minimum Liability results in the elimination of any existing prepaid pension asset balance on a plan-by-plan basis. The Additional Minimum Liability caused by the underfunded ABO increased by €27.4 million in Germany and increased by €2.8 million for the US companies and by €1.0 million for other countries (including currency changes) to a total at year-end 2005 of €67.6 million (2004: €35.7 million). This increase had no effect on income because the debit

Back to Contents

was recorded to other comprehensive income or intangible assets. At year end 2005 €1.2 million (2004: €0.6 million) were capitalized as an intangible asset.

Under IFRS, the Company included €13.6 million, €13.3 million and €14.0 in 2005, 2004 and 2003, respectively of interest costs associated with the Company’s provision for pension and similar obligations in interest expense. U.S. GAAP does not allow the interest cost associated with the provision for pension and similar obligations to be recorded as a component of interest expense. Under U.S. GAAP, the interest component of the pension expense is included in operating profit.

For postretirement benefits, the primary difference between IFRS and U.S. GAAP is similar to that of the pension plans, in that different measurement dates are used. Under U.S. GAAP a September 30th measurement date is used while IFRS a December 31st date is used. In addition, under U.S. GAAP SGL is amortizing an amount for the unrecognized prior service cost while under IAS 19, SGL has recognized the full amount immediately.

e)	Incentive Plans

As of January 1, 2005 the SGL Group adopted IFRS 2 “Share-based payment”. IFRS 2 deals with accounting for share-based payment transactions, including grants of share options to employees and specifies the financial reporting by an entity when it undertakes a share-based payment transaction and requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. Pursuant to its transition provisions, IFRS 2 was applied retrospectively to all share-based payments instruments granted since November 7, 2002, that were still outstanding when the standard became effective. IFRS 2 required prior year amounts presented for comparative purposes to be restated. This also included a restatement to the opening balance of the retained earnings in the earliest period presented. Generally, IFRS 2 is consistent with the accounting under FAS 123(R) “Accounting for Share-based Compensation”. Specifically with regard to incentive plans SGL has in place, there are no differences between IFRS 2 and FAS 123(R) accounting.

For U.S. GAAP purposes, SGL therefore elected to adopt FAS 123(R) early, as encouraged in its transition provisions, as of January 1, 2005 using the modified prospective method. Adopting FAS 123(R) involved recognizing compensation cost with a corresponding increase in equity for all awards granted after January 1, 2005, as well as for earlier grants with regard to its remaining service period as of that date. Thus, starting from 2005, there is no IFRS U.S. GAAP reconciliation difference.

Because SGL elected to adopt FAS 123(R) as of January 1, 2005, prospectively from that date, rather than retrospectively, as is permitted in its transition provisions, the U.S. GAAP accounting in 2004 and 2003 remained unchanged, i.e. SGL continued to apply APB 25 “Accounting for Stock issued to Employees” to all incentive plans, as was permitted by FAS 123 “Accounting for Share-based Compensation”.

However, since all prior years had to be restated due to the retrospective implementation of IFRS 2, the US-GAAP reconciliation item for all prior years presented needed to be adjusted accordingly. As adjusted, it includes the following:

With regard to the Stock Option Plan, compensation cost was recognized in the amount of intrinsic value of the options on grant date, which had been zero, rather than its fair value used under IFRS 2. Thus, the IFRS 2 compensation cost recognized in 2004 and 2003 was added back for U.S. GAAP purposes.

By contrast, the instruments granted under the Stock Appreciation Rights Plan 1996 were not subject to IFRS 2 accounting, i.e. prior to IFRS 2 adoption, no compensation cost was recognized on those instruments for IFRS purposes. However, those instruments had a positive intrinsic value on grant date and for U.S. GAAP purposes, it was debited to compensation cost and credited to liability during the underlying service period in 1997 2000. This liability, was reclassified to additional paid-in capital for forfeited SARs and continued to be recognized for U.S. GAAP purposes as of December 31, 2004 and 2003 for outstanding SARs. As of December 31, 2005, the remaining liability was reclassified to additional paid capital due to the end of term of those SARs.

Back to Contents
f)	Restructuring/Early retirement

One of the significant differences between the restructuring guidance under IAS 37, “Commitments and Contingencies” and the relevant U.S. GAAP standards, is found in the criteria for the initial recognition of a restructuring provision. The applicable U.S. GAAP standard is FAS 146 “Accounting for Costs Associated with Exit or Disposal Activities”. For employee termination benefits, FAS 146 requires that prior to the date of the financial statements, the benefit arrangement be communicated to employees, including sufficient detail to enable employees to determine the type and amount of benefits they will receive when they are terminated. IAS 37 does not require that the communication to employees be so detailed but rather that the communication simply include the main features of the plan. As a result, there may be situations in which an enterprise following IAS 37 could recognize a restructuring provision before it would be permitted to do so if it were following FAS 146. Such difference between IFRS and U.S. GAAP treatment amount to €0.0 million, €0.0 million and €0.5 million as of December 31, 2005, 2004 and 2003, respectively.

Included in the restructuring expenses are early retirement contracts in Germany, in which incremental compensation costs SGL incurs under such contracts are recognized under IFRS immediately once a binding contractual agreement has been entered into. The early retirement contracts in the SGL Group are generally set up according to the block model. Under such block model early retirement agreements, the employee works full time during the employment phase although in this period he or she is only paid according to the part-time agreement apart from the incremental compensation received. By this means, during the employment phase, the employer accrues the portion of current wages that will be paid out in the future. Under FAS 112 “Employers” Accounting for Postemployement Benefits” the complete compensation that the employee receives during the released phase (continued part time compensation and the incremental compensation) are accrued over the employees’ service period (employment phase). The addition to provisions begins with the signing of the parttime retiree agreement. After the employment phase has ended and the employee enters into the released phase, the total compensation that the employee will receive during the released phase must have been be set aside.

g)	Revenue Recognition

Audi and SGL entered into a cooperation agreement in the third quarter of 2005, which targets to develop SGL’s existing carbon ceramic brakes technology for mass production. Under IFRS the components of these cooperation agreement were accounted for as separate agreements in order to reflect the economic substance of the transaction as SGL transferred the significant risk and rewards of ownership. Pursuant to paragraph 9 of EITF 00-21, a delivered item is accounted for as a separate unit if 1) the delivered item has value on a standalone basis, 2) there is an objective and reliable evidence of the fair value of the undelivered items, and 3) the customer has a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor. After testing for these conditions two items were seen as one unit for revenue recognition purposes and a determinable period of performance existed from July 2005 to December 2006 and therefore revenue is recognized per “Proportional-Performance Method” (SAB 104) ratably over that period of performance. Accordingly the profit of such parts was recognized immediately under IFRS and was deferred under U.S. GAAP.

h)	Deferred Taxes IFRS to U.S. GAAP Reconciliation

Some of the items discussed above create additional differences between the book value (according to U.S. GAAP) and tax basis of the assets and liabilities, requiring the recognition of associated deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for all timing differences between the book and tax basis of the assets and liabilities using future statutory tax rates. For U.S. GAAP purposes, a valuation allowance is established when it is more likely than not, that deferred tax assets will not be realized. A valuation allowance was recognized for the portion of the deferred tax assets that the Company projected will not be recognized considering primarily the effects of future reversals of temporary differences and tax planning strategies. Accordingly, we have recognized an offsetting valuation allowance on all deferred tax assets in excees of deferred tax liabilities for U.S. GAAP reconciliation items in Germany, United States and the United Kingdom.

Back to Contents

35. Additional Disclosure Information Required by U.S. GAAP

a.	Other Postretirement Benefits and Pension Benefits

For purposes of disclosure in accordance with U.S. GAAP, the following information for the SGL Carbon Group’s significant other postretirement benefit plans is provided in accordance with the requirements of FAS 106 Employers’ Accounting for Postretirement Benefits Other Than Pensions.

Certain of the SGL Carbon Group’s U.S. operations provide post retirement health care and other benefits to most of their retired employees and their eligible dependents (Retiree Medical and Retiree Life). Beginning in 2005, the amounts include the expected federal subsidy for providing prescription drug benefits under a plan that is actuarially equivalent to Medicare D. The net periodic postretirement benefit costs for 2005 were reduced for the expected subsidy (approximately USD 0.2 million). The measurement period for the plan year is October 1, 2004 to September 30, 2005 and there was no charge to expense for the year due to a settlement, curtailment or termination of plan benefits.

Net annual postretirement benefit expense for the postretirement benefit plan included the following components:

	2005
€m	(after subsidy)	2004	2003

Service cost-benefits attributed to service during the period	0.2	0.2	0.2
Interest cost on accumulated postretirement benefit obligation	1.3	1.2	1.5
Amortization and deferral	0.6	0.6	0.5

Net periodic postretirement benefit cost	2.1	2.0	2.2

Following is a summary of the changes in the accumulated benefit obligation for postretirement benefits:

€m	2005	2004

Benefit obligation at the beginning of the year	20.6	23.1
First time inclusion of expected subsidy	(1.3)	—
Foreign currency translation	3.1	(1.8)
Service cost	0.2	0.2
Interest cost	1.3	1.2
Curtailment/settlement and change in plan provision	0.0	0.0
Plan participant contributions	0.6	0.5
Actuarial loss	1.2	0.5
Benefits paid	(3.4)	(3.1)

Benefit obligation at the end of the year	22.3	20.6

Unrecognized net loss	(11.3)	(10.4)
Unrecognized prior service cost	0.6	0.6

Net amount recognized	11.6	10.8

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law on December 8, 2003. In accordance with FASB Staff Position FAS 106-1, the Corporation made a one-time election to defer recognition of the effects of the law in the accounting for its plan under FAS 106 in 2004 and in providing disclosures related to the plan until authoritative guidance on the accounting for the federal prescription drug subsidy is issued. Therefore, in accordance with FASB Staff Position FAS 106-2, any measures of the Accumulated Postretirement

Back to Contents

Benefit Obligation or Net Periodic Postretirement Benefit Cost do not reflect the effects of the Act on the plan up to 2004.

The health care cost trends used in determining the Accumulated Postretirement Benefit Obligation for 2005 and 2004 were 0.0% . The health care cost trend rate is expected to remain at 0.0% . Generally this assumption has an effect on the amounts reported. However increasing or decreasing the assumed trend by 1% would not change materially the accumulated postretirement benefit obligation and the service and interest cost components of net periodic postretirement benefit cost for the years ended December 31, 2005 and 2004. In determining the accumulated postretirement benefit obligation, the weighted average discount rate used was 5.75% and 6.0% for the years ended December 31, 2005 and 2004, respectively.

The Investment Policy and Strategy, as established by the Pension Plan Committee, is to provide for growth of capital with a moderate level of volatility by investing in assets per the target allocations stated below. The assets will be reallocated quarterly to meet those target allocations. The investment policy will be reviewed on a regular basis, under the advisement of a certified investment advisor, to determine if the policy should be changed. 73% of the fair value of the plan assets are invested in equity securities, 26% are invested in debt securities and 1% is held as short term funds.

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

The total accumulated benefit obligation as of December 31, 2005 and 2004 amounted to €259.9 million and €214.1 million, respectively.

The contributions to the Company’s pension fund (Hoechst Pensionskasse) are considered payments to a defined contribution plan. The expenses of the company are in a relation to the contributions paid by each employee. Orginally such relation was a 1:1 relation but increased in 2003 to 2:1 and is expected to increase in 2006 to a ratio of 3:1, so that SGL will pay three times the amount as contributed by the employee.

b.	Income Taxes

German corporations are subject to a uniform 25% corporate income tax on both distributed and retained earnings. Furthermore, a solidarity surcharge of 5.5 % is added to the corporation tax rate, resulting in an overall corporation income tax rate of 26.4 % for 2005, 2004 and 2003. German corporations are also subject to the trade tax. The amount of the trade tax depends on the municipality in which a company maintains its operations. The trade tax generally amounts to between approximately 15% and 20% of taxable earnings, depending on the municipality’s tax assessment rate. Trade tax is deductible as an operating expense in the calculation of the company’s taxable income. With an average effective trade tax burden of 12%, the overall German income tax rate amounts to 38.4%.

Since January 1, 2004, German tax law imposes a so-called minimum taxation (Mindestbesteuerung) in case of tax losses carried forward. Under this rule, only 60% of the current year taxable income may be offset by tax loss carry-forwards, unless such taxable income does not exceed €1 million. A portion of the 5% of the dividend income and gains on disposition of corporations, which is generally tax exempt, are taxable for purposes of corporate and trade tax. The changed law is applicable beginning with tax assessment year 2004. These changes as well as potential future changes with respect to tax loss carry-forwards, or a denial of the deductibility of certain expenses, could lead to material tax payments for SGL Group companies in Germany from 2005 onwards and significantly impair our deferred tax assets. In addition, deferred tax assets related to German tax loss carryforwards could be impaired if the German tax group companies, to which these tax loss carryforwards are available, fail to generate sufficient taxable profits in future.

Back to Contents

Under U.S. GAAP, the effective income tax rate would approximate 45.9%, 173.3% and 22.9% in 2005, 2004 and 2003. The income before income taxes from continuing operations from foreign operations in 2005 under U.S. GAAP amounted to €78.5 million and €(36.7) million for domestic operations.

As of December 31, 2005 and 2004, the SGL Group had tax loss carryforwards amounting to approximately €410 million and €370 million respectively. Some of the tax loss carryforwards have an unlimited carryforward period under local tax laws. Under U.S. GAAP, a valuation allowance relating to deferred tax assets recorded for tax loss carryforwards was recognized. The amounts of such valuation allowance for the years ended December 2005 and 2004 were €70.7 million and €68.3 million, respectively.

The valuation allowances with regard to deferred tax assets on tax loss carryforwards at December 31, 2005 and 2004 are derived primarily from tax loss carryforwards in the United States, Germany and the United Kingdom, the realization of which is unlikely. Tax benefits relating to the valuation allowance for deferred tax assets at December 31, 2005 that are subsequently recognized will be reflected in the consolidated statement of operations of the period in which the event occurs.

Under IFRS SGL had total gross deferred tax assets amounting to €204.0 million as of December 31, 2005. Together with additional deferred tax assets recognized on timing differences in the U.S. GAAP reconciliation, amounting to €29.7 million as of December 31, 2005, the total gross deferred tax assets under U.S. GAAP amounted to €233.7 million as of December 31, 2005. From these gross tax assets, a total valuation allowance amounting to €103.3 million as of December 31, 2005 was subtracted. Thus, under U.S. GAAP, the SGL Carbon Group would have recorded net deferred tax assets at December 31, 2005 and 2004 of €94.4 and €84.9 million consisting of deferred tax assets relating to tax loss carryforwards at December 31, 2005 and 2004 of €88.1 and €85.8 million, respectively, and other deferred tax assets of €42.3 and €45.5 million, respectively, and deferred tax liabilities of €36.0 and €46.4 million, respectively.

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

c.	FAS 130 “Reporting Comprehensive Income

FAS 130 requires disclosures regarding comprehensive income (loss). These include all changes in equity not transacted with owners of the business. Comprehensive income (loss) is comprised as follows:

		2004
€m	2005	restated

Consolidated net profit (loss) U.S. GAAP	22.8	(87.9)
Other comprehensive income, net of tax
Change in cumulative translation adjustment	26.3	(0.3)
Cash-Flow Hedges	(2.5)	(1.1)
Minimum pension liability adjustment, net of tax *)	(31.0)	(7.7)
Other comprehensive income	(7.2)	(9.1)

Comprehensive income/loss	15.6	(97.0)

*)	including the related foreign currency effect

The other comprehensive income (loss) relates to the cumulative translation adjustment, a positive impact from cash-flow hedges, available for sale securities and an additional minimum pension liability.

Back to Contents
	Cumulative	Derivative	Available	Minimum
	Translation	Financial	for sale	Pension
€m	Adjustment	Instruments	Securities	Liability	Total

12/31/2004 gross	(42.2)	2.3	0.1	(35.1)	(74.9)
Change	26.3	(4.2)	0.1	(31.3)*	(9.1)
t/o Tax effect	0.0	1.6	0.0	0.3	1.9

12/31/2005 gross	(15.9)	(1.9)	0.2	(66.4)	(84.0)

Deferred tax	0.0	0.8	0.0	0.3	1.1

12/31/2005 net	(15.9)	(1.1)	0.2	(66.1)	(82.9)

*)	including the related foreign currency effect

Information with Respect to Cash Flow Hedges: Changes in the fair value of forward foreign currency exchange contracts and currency options designated and qualifying as cash flow hedges are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into operating income, in the same period as the underlying transactions affect operating income. For the year ended December 31, 2005 and 2004, no gains or losses had to be reclassified from accumulated other comprehensive income (loss) into earnings as a result of ineffectiveness of cash flow hedges. It is anticipated that €(1.9) million of net loss included in accumulated other comprehensive income (loss) at December 31, 2005, will be reclassified into earnings during the next year. As of December 31, 2005, SGL held derivative financial instruments with a maximum maturity of 12 months to hedge its exposure to the variability in future cash flows from foreign currency forecasted transactions.

Marketable Securities and Investments: Securities and certain investments are accounted for at fair value, if fair value is readily determinable. Unrealized gains and losses on available-for-sale securities are included as a component of accumulated other comprehensive income (loss), net of applicable taxes, until realized. Those securities relate to investment certificates in Austria with no fixed maturity dates purchased for €2.2 million and having a fair value of €2.4 million. The difference of €0.2 million is included in accumulated other comprehensive income (loss) (2004: €0.1 million). No gains or losses have been reclassified into earnings during the 2005 period.

d.	Stock Compensation Plans

In December 2004, the Financial Standards Accounting Board (FASB) issued FAS 123 (revised 2004) Share-Based Payments (FAS 123R), which replaces FAS 123, Accounting for Stock Based Compensation and APB 25, Accounting for Stock Issued to Employees, and the related interpretations. FAS 123R requires companies to recognize the cost resulting from all share based payment transactions, over the service period, in the financial statements. SGL elected to adopt FAS 123R as of January 1, 2005 using the modified prospective transition method. Prior to January 1, 2005, the Company accounted for its equity-based compensation plans under the recognition and measurement provisions of APB 25, and the related interpretations, as permitted by FAS 123. SGL recognized all stock option plans and stock appreciation rights in accordance with the provisions of FAS 123 and APB 25. Under the modified prospective transition method, compensation cost recognized in fiscal 2006 includes: (a) compensation cost for all equity-based payments granted prior to but not yet vested as of January 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of FAS 123 and (b) compensation cost for all equity-based payments granted subsequent to January 1, 2005, based on the grant date fair value estimated in accordance with the provisions of FAS 123R. Results for prior periods have not been restated. As a result of adopting FAS 123R on January 1, 2005, the Company’s income from continuing operations, income before income taxes and net income for the year ended December 31, 2005 were €2.0 million lower than if the Company had continued to account for equity-based compensation under APB 25. Basic and diluted earnings per share for the year ended December 31, 2005 would have each been

Back to Contents

€0.04 higher if the Company had not adopted SFAS 123R, compared to reported basic and diluted earnings per share of €0.50 each. There was no impact on operating and financing cash flows.

The following table (in thousands, except per share amounts) illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of FAS 123 to equity-based compensation for the years ended December 31, 2004 and 2003.

			2004	2003

Net loss	As reported	€m	(87.9)	(52.4)
Deduct:	FAS 123 expense	€m	(1.4)	(3.6)
Net loss	Pro forma	€m	(89.3)	(56.0)
Earnings per share basic (EPS)	As reported		€(1.68)	(2.36)
Earnings per share basic (EPS)	Pro forma		€(1.71)	(2.53)

The amount of compensation cost related to unvested awards not yet recognized at December 31, 2005 is €1.3 million, all of which is expected to be recognized in 2006.

     A summary of option activity under the plans as of December 31, 2005, and changes during the year then ended is presented below:

Stock Appreciation Rights Plan 1996

SARs	Shares (000)	Weighted- Average Exercise Price (€	)	Weighted- Average Remaining Contractual Term (years	)	Aggregate Intrinsic Value (€ mln.	)

Outstanding at January 1, 2005	143,850	45.79
Granted	—	—
Exercised	—	—
Forfeited or expired	-34,400	45.79
Outstanding at December 31, 2005	109,450	45.79		0.2		0
t/o vested at December 31, 2005	109,450	45.79		0.2		0
t/o expected to vest	—	—		—		—
t/o exercisable at December 31, 2005	109,450	45.79		0.2		0

SARs	Shares (000)	Weighted- Average Grant-Date Fair Value (€	)

Non-vested at January 1, 2005	—	—
Granted	—	—
Vested	—	—
Forfeited	—	—
Nonvested at December 31, 2005	—	—

Back to Contents

Stock Option Plan

Stock Options	Shares (000)	Weighted- Average Exercise Price (€	)	Weighted- Average Remaining Contractual Term (years	)	Aggregate Intrinsic Value (€ mln.	)

Outstanding at January 1, 2005	1,326,000	27.21
Granted	—	—
Exercised	-128,500	3.61
Forfeited or expired	-103,500	38.57
Outstanding at December 31, 2005	1,094,000	26.97		6.25		2.3
t/o vested at December 31, 2005	861,500	31.91		5.79		1.1
t/o expected to vest in January 2006	232,500	8.69		8		1.2
t/o exercisable at December 31, 2005	106,500	3.61		7		1.1

Stock Options	Shares (000)	Weighted- Average Grant-Date Fair Value (€	)

Non-vested at January 1, 2005	502,000	5.32
Granted	—	—
Vested	-252,250	4.51
Forfeited	-17,250	6.15
Nonvested at December 31, 2005	232,500	6.15

Matching Share Plan

Shares	Shares (000)	Weighted- Average Exercise Price (€	)	Weighted- Average Remaining Contractual Term (years	)	Aggregate Intrinsic Value (€ mln.	)

Outstanding at January 1, 2005	58,811	—
Granted	113,343	—
Exercised	-56,455	—
Forfeited or expired	-2,356	—
Outstanding at December 31, 2005	113,343	—		1.2		1.6
t/o vested at December 31, 2005	—	—		—		—
t/o expected to vest in March 2007	113,343	—		1.2		1.6
t/o exercisable at December 31, 2005	—	—		—		—

Back to Contents

Shares	Shares (000)	Weighted- Average Grant-Date Fair Value (€	)

Nonvested at January 1, 2005	58,811	8.23
Granted	113,343	10.10
Vested	-56,455	8.23
Forfeited	-2,356	8.23
Nonvested at December 31, 2005	113,343	10.10

SAR Plan 2005

Stock Appreciation Rights Plan 2005 SARs	Shares (000)	Weighted- Average Exercise Price (€	)	Weighted- Average Remaining Contractual Term (years	)	Aggregate Intrinsic Value (€ mln.	)

Outstanding at January 1, 2005	—	—
Granted	605,500	9.74
Exercised	—	—
Forfeited or expired	—	—
Outstanding at December 31, 2005	605,500	9.74		9		2.5
t/o vested at December 31, 2005	—	—		—		—
t/o expected to vest in January 2007	605,500	9.74		9		2.5
t/o exercisable at December 31, 2005	—	—		—		—

SARs	Shares (000)	Weighted- Average Grant-Date Fair Value (€	)

Nonvested at January 1, 2005	—	—
Granted	605,500	4.40
Vested	—	—
Forfeited	—	—
Nonvested at December 31, 2005	605,500	4.40

For the 2005 Stock Appreciation Rights granted, the Company has utilized a Monte-Carlo Simulation with the following assumptions: expected volatility of 41.74%, expected future dividends, which were calculated at €0.07 for 2006 and increasing up to €0.15 in 2014, and risk-free interest rate of 3.56% . The per share grant date weighted average fair value of the 2005 Stock Appreciation Rights, were €4.40. See Note 30 for a discussion of the assumptions utilized in the determination of fair value in the Monte Carlo Simulation.

As described in Note 30, the Stock Appreciation Rights and the stock options granted in 2005 and 2004, respectively, each contain a market condition (Instruments can only be exercised upon the achievement of a specified price of the Company's shares) and a post-vesting restriction. Both the market condition and the post-vesting restriction have been considered in the determination of the respective instrument's fair value.

For the stock options granted in 2004, the Company utilized a Binomial model with the following assumptions: expected volatility of 41.69%, expected future dividends, which were calculated at €0.07 for 2006 and increasing up to €0.14 in 2013, and risk-free interest rate of 4.13% . The vesting period for both plans is 2 years. The per share grant date weighted average fair value of the stock options granted during 2004 were €6.15. See Note 30 for a discussion of the assumptions utilized in the determination of fair value in the Binomial model.

Back to Contents

For the 2003 and 2002 stock options granted, the Company utilized a Black Scholes option-pricing model with the following assumptions for each year: expected volatility of 40.00%, risk-free interest rate of 5.00%, expected dividend yield of 0.0% and expected term of 6 years. The per share grant date weighted average fair value of the stock options granted during 2003 were €4.52 and 2002 were €10.30 and €14.50.

For purposes of the Black Scholes option-pricing model, the Company uses the following assumptions: Volatility – The measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses the historical volatility over the expected life of the equity instruments. Risk-Free Interest Rate- The average U.S. Treasury rate for the year in which the option was granted. Expected Life of the Option- The period of time that the options granted are expected to remain outstanding. This estimate is based primarily on historical exercise data. Options granted during the year ended December 31, 2005 have a maximum term of 10 years.

As of December 31, 2005, the Company had several equity-based compensation plans, which are described in Note 30. The compensation cost that has been charged against income for those plans for the year ended December 31, 2005 was approximately €2.0 million. There was no income tax benefit recognized in the income statement for share-based compensation arrangements. No compensation costs capitalized as part of inventory during the year ended December 31, 2005. There was no impact on operating and financing cash-flow. Basic and diluted EPS decreased by €0.04.

e.	Non-current assets

Trade receivables due after one year at December 31, 2005 and 2004 amounting to €0.1 million and €0.3 million , respectively would be classified as non-current assets under U.S. GAAP. There were no other receivables or other assets due after one year at December 31, 2005 and 2004 that would be classified as non-current assets under U.S. GAAP.

SGL has entered into various operating lease arrangements, most of them for small EDP-or office equipment and some of them having renewal or purchase options at market conditions. For an operating lease of an office building in Germany SGL has a purchase option to buy the property if the lease is terminated or when the lease term ends after 12 years in 2014.

The equity method investments included a 51% investment in SGL Tokai Carbon Limited Shanghai (China) (voting interest 50%), a 50% investment in Carbon Fiber Technology LLC (USA) and a 50.9% investment in DONCARB GRAPHITE OOO (Russia).

The estimated aggregate amortization expense for finite lived intangible assets under U.S. GAAP for each of the following fiscal years is approximately €5 million per year.

In accordance with FAS 144, long-lived assets held and used, such as property, plant and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to the estimated future undiscounted cash flows expected to be generated by the asset or group of assets. If the carrying amount of an asset or group of assets exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in the Group’s financial statements by the amount by which the carrying amount of the asset or group of assets exceeds fair value (estimated discounted future cash-flows) of the asset or group of assets.

As a result of the relocation of our carbon electrode production from Italy to Poland, an impairment charge was taken to the fixed assets (plant, machinery and office equipment) at the Ascoli, Italy facility amounting to €10.4 million.

f.	Recent U.S. GAAP Accounting Pronouncements

In June 2005, the FASB ratified Emerging Issues Task Force (EITF) Issue 05-5, Accounting for Early Retirement or Post-employment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements), effective for periods beginning after December 15, 2005. Altersteilzeit (ATZ) in Germany is an incentive and benefit program for early retirement. Under

Back to Contents

this plan, employers are required to recognize a participant’s salary ratably over their remaining active service period. Employer granted bonuses would be accrued ratably over the period commencing with the employee’s entry into the ATZ program to the end of their active service period. At the time the criteria to receive them is met, any related government subsidies are accounted for separately from the ATZ benefits. The adoption of EITF 05-5 is not expected to have a material impact on our consolidated financial statements, because our accounting for ATZ is consistent with its provisions.

In November 2004 FASB issued FAS 151 “Inventory Costs” ), effective for periods beginning after June 15, 2005. This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) and requires that those items be recognized as current period charges rather than included in inventory costs. The adoption of SFAS 151 is not expected to have a material impact on our consolidated financial statements, because our accounting is consistent with its provisions.

In May 2005, FASB issued FAS 154, Accounting for Changes and Error Corrections a replacement of APB No. 20 and FASB Statement No. 3. This statement changes the requirements for the accounting for and reporting of a change in accounting principle. It applies to all voluntary changes in accounting principle, error corrections and required changes due to new accounting pronouncements, which do not specify a certain transition method. Unless it is impracticable to determine either the period-specific effects or the cumulative effect of a change in accounting principles, FAS 154 generally requires retrospective application to the prior periods’ financial statements. FAS 154 also requires that any retrospective application of a change in accounting principle be limited to the direct effects of the change. A change in depreciation, amortization or depletion method for long-lived, non-financial assets should be accounted for on a prospective basis. In accordance with the effective date for fiscal years ending after June 15, 2005, SGL Carbon has adopted FAS 154 effective January 1,2005 and it did not have a material impact on our consolidated financial statements.

g.	Earnings (Loss) per Share

Under U.S. GAAP, earnings per share are calculated and presented in accordance with the provisions of Statement of Financial Accounting Standards No. 128, “Earnings per Share”, which requires the presentation of both basic and diluted earnings per share information for all periods presented. Basic net income/(loss) per share is computed by dividing net income/(loss), as calculated in accordance with U.S. GAAP, by the weighted average number of shares outstanding of: 56,390,621 in 2005, 52,152,691 in 2004 and 22,148,078 in 2003.

Diluted net profit /(loss) per share includes the effect of incremental shares, if any, that would have been outstanding under the share option plans or other obligations to issue such shares. Stock options and the convertible bond were outstanding for a potential dilution impact in both fiscal years (see Note 30). After adjustment for interest costs of the convertible bond, the Group’s after-tax earnings increase by €0.8 million to €23.6 million. The weighted-average number of shares changes by 560,750 shares regarding the convertible bond. Accordingly, there is no dilution effect on earnings per share from the convertible bond, rather, its conversion would have an antidiluted effect and therefore, is not included in the calculation of diluted earnings per share. Following an exercise of shares under the Stock Option Plan, 106,500 shares are to be included for dilution from the Stock Option Plan (weighted average shares of 86,075). There is no change to consolidated earnings. In total, 56,476,696 shares are to be used to determine the diluted earnings per share for 2005. Because this number of potentially dilutive shares is very low, earnings per share (diluted) in 2005 are unchanged to the undiluted earnings per share. Due to the fact that there was a loss in previous reported periods there was no difference between basic and diluted (loss) per share for 2004 and 2003.

Back to Contents

h.	Cash Flow Statements – Changes in Corporate Debt

	Year ended December 31,

€m	2005	2004	2003

Proceeds from corporate debt	67.8	389.6	330.0
Repayment of corporate debt	(91.0)	(440.0)	(284.0)

	(23.2)	(50.4)	46.0

i.	Derivative financial instruments and fair value of financial instruments

Derivatives are used for hedging purposes, i.e. to reduce the risks hedged. The use of these instruments is governed by internal guidelines. Risk is continuously assessed and monitored. The instruments used in the SGL Carbon Group are primarily interest-rate swaps, interest rate and currency options, as well as forward currency transactions. The counterparties are contracting parties with outstanding credit rating. The accounting of derivative instruments is based upon the provisions of FAS 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. On the date a derivative contract is entered into, SGL designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). SGL recognizes all derivative instruments as assets or liabilities on the balance sheet and measures them at fair value, regardless of the purpose or intent for holding them. Changes in the fair value of derivative instruments are recognized periodically either in earnings or stockholders’ equity, as a component of accumulated other comprehensive income (loss), depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognized currently in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive income on the balance sheet, net of applicable taxes, until the hedged item is recognized in earnings. The ineffective portions of the fair value changes (2005: €0.0 million) and/or fair value changes attributable to components of the derivatives fair value excluded from designation as a hedging instrument (i.e. the time value of currency options) (2005: €(0.9) million,) are recognized in other operating expenses immediately. Derivatives not meeting the criteria for hedge accounting are marked to market and impact earnings.

Gains and losses from currency derivatives for operating purposes are recognized in other expenses, net, whereas gains and losses for interest derivatives and currency derivatives for financing purposes are recognized in other financing costs in the consolidated statement of operations.

Management actively evaluates the credit worthiness of the financial institutions which are counter parties to derivative instruments, and it does not expect any counter parties to default in meeting their obligations under these instruments. The credit exposure of derivative instruments is represented by the unrealized gain in the underlying instrument.

The estimated fair value of financial instruments (cash, receivables, payables, accrued expenses, other liabilities and long-term debt) are considered to approximate their carrying value because such instruments, except for long-term debt, have short maturity. As of December 31, 2005 the market price on the Frankfurt Stock Exchange for the senior subordinatied notes was 108.25%, the total fair value amounted to €292.3 million. The fair value of the remaining long-term debt approximates its carrying value. At December 31, 2005 and 2004 the estimated fair value of derivative financial instruments has been disclosed in note 26 to the financial statements.

j.	Concentration of credit risks

Financial instruments which potentially subject the SGL Group to concentrations of credit risk consist principally of cash and cash equivalents, derivatives and accounts receivable. Management believes, however, that the loss due to credit risk to be incurred by the Company if parties to these

Back to Contents

financial instruments fail completely to perform according to the terms of the contracts is not material. In the refinancing of the Company in 2004 encumbrances have been installed, please refer to Item 10 C (Material Contracts). The Company estimates an allowance for doubtful accounts based on the credit worthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect estimates of bad debts.

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

l.	Restatements

Scope of consolidation

Until December 31, 2003, 25 subsidiaries and two joint ventures were excluded from consolidation and accounted for at cost. In the consolidated financial statements as of December 31, 2005, these subsidiaries have been included in consolidation and the joint ventures have been accounted for using the equity method. In this context, the opening balances of assets, liabilities and equity as of January 1, 2003, as well as the consolidated balance sheet as of December 31, 2003 and the consolidated income statement and cash flow statement for the year then ended, have been restated retrospectively.

The retrospective restatement had the following effects on the consolidated income statement and earnings per share for the year then ended:

€m	2003

Sales revenues	15.7
Cost of sales	-11.2
Gross profit	4.5
R&D, Selling, administrative and other operating expenses	-7.4
Operating Profit	-2.9
Net Financing cost	1.3
Loss before taxes	-1.6
Income tax expense	-0.2
Loss from continuing operations	-1.8
Profit from discontinued operations	-1.9

Net profit for the year	-3.7

Thereof relating to minority interests	0.2
Earnings per share in EUR (basic)	0.18
Earnings per share in EUR (diluted)	0.18

The retrospective restatement to equity including the minority interests at January 1, 2003 amounted to (€3.6 million). The first time consolidation of these companies has increased net income for fiscal 2005 by €0.6 million and had an impact to earnings per share of €0.01.

Share-based payment

IFRS 2 “Share-based payment” is effective for annual periods beginning on or after January 1, 2005. The IFRS is to be applied retrospectively on all share-based payments granted since November 7, 2002, that still existed when the standard became effective and requires comparable information to

Back to Contents

be restated. This also includes a restatement to the opening balances of the retained earnings in the earliest period presented.

The retrospective restatement as at January 1, 2003 had no effect: Through the application of IFRS 2 in 2004 and 2003, net income under IFRS decreased by €5.5 million and €2.3 million, respectively and earnings per share (diluted and undiluted) were reduced by €0.11 and €0.10, respectively.

m.	Other

No loans to executive committee or supervisory board members were granted or outstanding as of December 31, 2005 and 2004.

According to U.S. GAAP, costs incurred to issue debt securities should be reported as deferred financing costs and classified as a non-current asset as the underlying debt is long-term. For U.S. GAAP purposes, SGL reclassified the Euro 16.0 million recorded as of December 31, 2005 in accrued refinancing costs to non-current assets.

Shipping and Handling costs are included in Selling Expenses.

Long lived assets located in Germany amount to €106.3 million and €110.5 million and located outside Germany amount to €326.3 million and to €319.8 million as of December 31, 2005 and 2004, respectively.

In 2005 restructuring expenses of €20.8 million were recognized under IFRS. This amount included asset write-down and differs to U.S. GAAP as we had accrued for some of these expenses under IFRS in 2004 already, which were not allowed for U.S. GAAP. Under U.S. GAAP we had a beginning restructuring provision of €1.5 million, that increased by €8.7 million and decreased in 2005 by €5.1 million for payments made. Together with a currency difference of €0.0 million we have an ending U.S. GAAP restructuring provision of €5.1 million. The addition to restructuring provision together with asset write-downs in connection with such restructuring measures amounted to total restructuring charges of €20.8 million and €19.7 milllion in 2005 and 2004.

Under U.S. GAAP restricted cash amounting to €0.0 million and €128.0 million as of December 31, 2005 and 2004 should not be included in the total of cash and cash equivalents on the statement of cash flows, as it was included in the IFRS cash flow statement. Thus cash provided by financing activities would be €37.0 million and €41.8 million under U.S. GAAP in 2005 and 2004.

The following table shows the assets and liabilities related to discontinued operations as of December 31, 2004

Assets	2004	Liabilities	2004

	Mio.€		Mio.€

Intangible assets	15.5	Equity	0.0
Property, plant and equipment	31.3	Pension provisions	29.8
Non-current financial assets	0.0	Other provisions	10.9
Inventories	14.7	Trade payables	12.5
Trade receivables	27.6	Other liabilities	8.0
Other assets	10.4
Deferred tax assets	20.3	Deferred tax liabilities	4.0
Loss from disposal	-54.6

Assets held for sale	65.2	Liabilities held for sale	65.2

36.	Subsequent Events

On March 16 and 17, 2006 SGL Carbon announced and completed an capital increase of 5,583,529 shares. The shares have been placed at a price of €15.00 per share resulting in gross proceeds totalling €83.7 million. The shares were placed with German and international institutional investors.

Back to Contents

SGL Carbon received an upgrade from the rating agency Moody’s Investors Service on March 20, 2006 on its credit worthiness. The rating of the SGL Carbon AG Corporate Family was raised by one notch from “B1” to “Ba3” with a stable outlook. The rating on secured facilities was increased from “B1” to “Ba3”, and the rating on senior notes of SGL Carbon Luxembourg from “B3” to “B2”.

In April 2006 we further deposited an amount of €88.9 million to the EU, covering the present level of the first fine including interest, in an interest bearing escrow account of the EU antitrust authorities until the final decisions of the courts are made.

Back to Contents

Exhibits to SGL CARBON AG

Annual Report

on Form 20-F

EXHIBIT INDEX

Sequentially
Exhibit No.	Exhibit	Numbered Page

3(i)	Articles of Incorporation (Satzung) of the Registrant.
14	CODE OF ETHICS for Senior Financial Officers.
31	Rule 13a-14(a)/15d-14(a) Certifications
32	Section 1350 Certifications