Form 20-F
SGL CARBON AKTIENGESELLSCHAFT
filed 2007-06-27
CIK 1015111

Back to Contents

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 20–F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File Number 1-14398

SGL CARBON AKTIENGESELLSCHAFT (Exact name of Registrant as specified in its charter)

SGL CARBON CORPORATION	FEDERAL REPUBLIC OF GERMANY
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Rheingaustrasse 182
D-65203 Wiesbaden
Germany
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act: Ordinary Bearer Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Bearer Shares, no par value . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 63,822,441

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐  No ☒

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

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒            Accelerated filer ☐            Non-accelerated ☐

Indicate by check mark which financial statement item the registrant has elected to follow

Item 17 ☒   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No ☒

Back to Contents

Back to Contents

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

The following abbreviated references to the Business Areas of the SGL Group will also be used in this Annual Report: CG for the “Carbon and Graphite” Business Area, S for the “Specialties” Business Area (formerly GS – Graphite Specialties) and SGL T or T for the “SGL Technologies” Business Area. In January 2005 we sold the surface protection business of the former “Corrosion Protection” Business Area (CP). The remaining business of CP was transferred to and is included in the results of the Specialties Business Area. The term “Business Area” is used for reporting purposes, whereas the term “Business Unit” is used in business-related discussions within this ocument and both terms define the above reporting units of SGL Group.

We realigned our business areas with effect from February 1, 2007 creating a new structure consisting of two business areas “Performance Products” and “Advanced Materials” encompassing three business units: “Performance Products,” “Graphite Materials & Systems” and “Carbon Fibers & Composites.” Performance Products corresponds to the former Carbon and Graphite business area and contains the new business unit Performance Products. Advanced Materials comprises the former Specialties and SGL Technologies business areas which have been re-grouped into the two remaining business units, Graphite Materials & Systems and Carbon Fibers & Composites. Graphite Materials & Systems comprises the activities of the former Specialties business area as well as the expanded natural graphite business line which was previously part of the former SGL Technologies business area, while Carbon Fibers & Composites encompasses the carbon fiber and composites activities of the former SGL Technologies business area.

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

Forward-looking statements are subject to risks and uncertainties. If these risks and uncertainties materialize, or if our assumptions prove incorrect, our actual results, performance or achievements could differ materially from any future results, performance or achievements expressed or implied by our forward-looking statements. Factors that could cause our forward-looking statements to prove incorrect include changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by the SGL Group’s targeted customers, changes in business strategy and various other factors. See Item 3, “Key Information–Risk Factors” for a discussion of risks that we believe particularly significant to the Group and our business. We do not intend, and do not assume any obligation, to update these forward-looking statements.

Back to Contents

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

We prepare our Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS). Since 2002, IFRS is the term for the entire body of accounting standards issued by the International Accounting Standards Board, replacing the earlier IAS, or International Accounting Standards. Individual accounting standards that the IASB issued prior to this change in terminology continue to use the prefix “IAS”. The SGL Group prepared the Consolidated Financial Statements in accordance with IFRS for all years presented.

We derived the following selected financial data for each of the years in the five-year period ended December 31, 2006 from our Consolidated Financial Statements. We prepared this information in accordance with IFRS or, where indicated, in accordance with U.S. generally accepted accounting principles (U.S. GAAP). IFRS differs in certain significant respects from U.S. GAAP. See Item 5, “Operating and Financial Review and Prospects-Significant Differences Between IFRS and U.S. GAAP” as well as Note 35 to the Consolidated Financial Statements contained elsewhere in this annual report for a discussion of these differences.

Until December 31, 2004, 18 subsidiaries and two joint ventures were excluded from consolidation and accounted for at cost, since these were deemed to be not material as whole. In the Consolidated Financial Statements as of December 31, 2005 we changed our accounting policy, and as a result these subsidiaries have been included in consolidation and the joint ventures have been accounted for using the equity method. In this context, the opening balances of assets, liabilities and equity as of January 1, 2003, as well as the Consolidated Balance sheet as of December 31, 2004 and the Consolidated Income Statement and Cash Flow Statement, for the years presented, have been restated retrospectively.

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

The revised IAS 1 “Presentation of financial statements” defines a presentation of current and non-current assets and liabilities as separate groups in the Consolidated Balance Sheets. The standard must be used for reporting periods of a fiscal year beginning on January 1, 2005 or later. The Company’s Consolidated Balance Sheet was structured accordingly and the previous years’ figures were restated.

As indicated in their reports that appear elsewhere in this annual report, Ernst & Young Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Eschborn, Germany, independent auditors, have audited our IFRS Consolidated Financial Statements for the years ended December 31, 2006, 2005 and 2004. See details in our Consolidated Financial Statements – Report of Independent Registered Public Accounting Firm – F-2.

Back to Contents

	As of and for the year ended December 31,

	2006(1)	2006	2005(2)	2004(2)	2003(2)	2002(2)
	$	€	€	€	€	€

	(in millions; except per share and certain other data)
Consolidated Income Statements Data:
IFRS
Sales revenue	1,568.3	1,190.8	1,068.8	944.0	931.5	977.8
Cost of sales	(1,062.6)	(806.8)	(746.7)	(681.3)	(693.6)	(759.9)
Gross profit	505.7	384.0	322.1	262.7	237.9	217.9
Selling, research and development, general and administrative expenses and other operating income and expenses, net	(324.1)	(246.1)	(209.3)	(203.7)	(215.6)	(210.6)
Profit from operations(14)	181.6	137.9	112.8	59.0	22.3	7.3
Income/expenses from companies accounted for at equity	1.6	1.2	0.8	(0.8)	(1.1)	(1.8)
Interest expense (net) (3)	(69.8)	(53.0)	(52.2)	(50.6)	(49.3)	(36.7)
Other net financial costs	(12.7)	(9.7)	(14.2)	(10.5)	(23.3)	8.8
Income tax benefit (expense)	(46.8)	(35.5)	(19.1)	(1.6)	18.6	(0.8)
Minority interests	(0.3)	(0.2)	0.1	(0.1)	(0.3)	0.0
Net profit / loss (after minority interests)	53.6	40.7	28.2	(4.6)	(33.1)	(23.2)
Discontinued operations	0.0	0.0	0.0	(81.8)	(23.4)	(5.0)
Net profit/loss attributable to shareholders	53.6	40.7	28.2	(86.4)	(56.5)	(28.2)

Earnings (Loss) per share (4)	0.87	0.66	0.50	(1.66)	(2.55)	(1.29)
Earnings (Loss) per ADR (4)	0.29	0.22	0.17	(0.55)	(0.85)	(0.43)

U.S. GAAP
Net profit/(loss) (10)	77.2	58.6	22.8	(87.9)	(52.4)	(26.6)
Basic earnings (loss) per share (4)	1.25	0.95	0.40	(1.68)	(2.36)	(1.22)
Basic earnings (loss) per ADR (4)	0.42	0.32	0.13	(0.56)	(0.79)	(0.41)
Diluted earnings (loss) per share (4)	1.25	0.95	0.40	(1.68)	(2.36)	(1.22)
Diluted earnings (loss) per ADR (4)	0.42	0.32	0.13	(0.56)	(0.79)	(0.41)
Consolidated Balance Sheets Data:
IFRS / IAS
Working capital (5)	562.9	427.4	386.3	346.5	385.4	399.2
Total assets (15)	1,660.5	1,260.8	1,190.5	1,320.4	1,246.9	1,282.8
Financial debt (6)	420.8	319.5	342.1	419.6	497.9	453.4
Shareholders’ equity	586.1	445,0	322.1	267.3	104.4	191.8
– Thereof issued capital	212.0	161.0	144.9	142.9	56.8	56.0

Weighted average shares(13)	61,549,122	61,549,122	56,390,621	52,152,691	22,148,078	21,813,930

U.S. GAAP
Total assets (15)	1,735.3	1,317.6	1,241.2	1,362.2	1,294.3	1,329.7
Shareholders’ equity	568.1	431.3	299.7	273.4	123.1	205.2

Other Data:
IFRS / IAS
Gross profit margin (%)	32.2	32.2	30.1	27.8	25.5	22.3
Operating margin (%)	11.6	11.6	10.6	6.3	2.4	0.7
Depreciation and amortization	70.3	53.4	65.1	67.6	71.8	75.9
Capital expenditures	85.9	65.2	44.7	46.3	43.9	51.2
Ratio of net financial debt to shareholders’ equity (%) (7)	51.5	51.5	82.2	120.3	432.8	225.2
Return on capital employed (%) (8)	16.0	16.0	13.8	7.5	2.5	0.7
Research and development expenses	33.6	25.5	18.0	19.2	19.0	24.1

Back to Contents

	As of and for the year ended December 31,

	2006(1)	2006	2005(2)	2004(2)	2003(2)	2002(2)
	$	€	€	€	€	€

	(in millions; except per share and certain other data)
Quantity of graphite electrodes sold (thousands of metric tons)	209,000	209,000	222,000	209,000	202,000	173,000
Number of employees worldwide (end of year)	5,249	5,249	5,263	5,265	5,603	5,982

Business Area Data:
Sales Revenue (9)
Carbon and Graphite	943.1	716.1	643.7	562.5	564.4	556.2
Specialties(11)	396.5	301.1	263.4	246.3	239.1	268.3
SGL Technologies (11)	225.6	171.3	159.0	133.5	125.2	150.4

Profit / (loss) from operations (12) (14)
Carbon and Graphite	224.9	170.8	121.6	86.4	61.5	51.3
Specialties (11)	42.0	31.9	19.8	13.9	12.2	6.6
SGL Technologies (11)	(1.3)	(1.0)	0.2	(10.6)	(14.0)	(11.3)

(1)	Amounts in this column have been translated solely for the convenience of the reader at an exchange rate of €1.00 = $1.3170, the year end exchange rate 2006 as published by the European Central Bank.
(2)	Effective January 6, 2005, we sold the Surface Protection and Plastics Process Technology businesses and present these activities as discontinued operations for 2004. The fiscal years 2003 and 2002 have been adjusted accordingly. As described in the introduction to this section, effective January 1, 2005 we consolidated 18 subsidiaries and two joint ventures, which had previously been accounted for at cost. Effective January 1, 2003 we have consolidated SGL Angraph Sp. Z o.o, Poland, a previously non consolidated company. Beginning January 1, 2002, we have consolidated SGL Brakes GmbH and SGL Information-Systems LLC, whose net assets were previously included in other consolidated companies.
(3)	For 2006, 2005, 2004 and 2003, we have included the interest component of additions to the pension provision of €13.1 million, €13.5 million, €13.3 million and €14.0 million, respectively, as an expense in the financial result (interest expense) in accordance with IFRS.
(4)	We have calculated earnings (loss) per share for each period based upon net profit or loss attributable to shareholders divided by the weighted average number of shares outstanding. We have calculated earnings (loss) per ADR as earnings (loss) per share divided by three. Because of no dilutive effect in 2006 and 2005 and the net loss in the years 2004, 2003 and 2002, the diluted earnings (loss) per share for 2006, 2005, 2004, 2003 and 2002 was identical to the basic earnings (loss) per share.
(5)	Working Capital is defined as inventories plus trade receivables, less trade payables. Under U.S. GAAP, working capital at December 31, 2006, 2005, 2004, 2003 and 2002 would have been €415.4 million, €304.8 million, €280.0 million, €158.1 million and €41.3 million, respectively.
(6)	Financial debt include refinancing costs of €12.6 million, €16.0 million and €20.3 million in 2006, 2005 and 2004, respectively, which are amortized over the remaining terms.
(7)	Financial debt plus accrued refinancing costs less cash and cash equivalents (net financial debt), divided by shareholders’ equity at year-end.
(8)	Profit/(loss) from operations divided by the amount of intangible and tangible assets, inventories and trade receivables, less trade payables at the end of the year.
(9)	Business area data for sales revenue do not include certain amounts for sales not allocable to a business area. Such sales include sales to employees, R&D services and rental income. For the years 2006, 2005, 2004, 2003 and 2002 these amounts were €2.3 million, €2.7 million, €1.7 million, €2.8 million and €2.9 million, respectively.
(10)	Net loss under U.S. GAAP is presented before cumulative changes in accounting principles in 2002.
(11)	As of January 1, 2002, we reclassified our expanded graphite business in Europe from Specialties to SGL Technologies. Due to the divestiture of the Surface Protection and plastic process technology businesses (note 1 above), the process technology activities from the former Corrosion Protection Business Area (CP) were reorganized and included in the Specialties Business Area (S). We have adjusted the corresponding figures for the fiscal years 2003 and 2002 to reflect our current segment reporting structure.
(12)	Business area data for profit (loss) from operations for the years 2006, 2005, 2004, 2003 and 2002 does not include unallocated corporate costs and consolidation adjustments. See Note 28 to the Consolidated Financial Statements.
(13)	Weighted average number of shares.
(14)	We present profit/(loss) from operations as a further supplemental measure of our performance. Profit/(loss) from operations is not a uniformly or legally defined U.S. GAAP financial measure. It generally represents earnings before discontinued operations, financial result and taxes.

Back to Contents

The following table shows profit/(loss) from operations as derived from our net profit (loss), on a consolidated level and, with respect to each of our three business areas:

	As of and for the years ended December 31,
	2006	2005	2004

	(in millions of €)
Consolidated net profit (loss) before minority interests	40.9	28.1	(86.3)
Discontinued operations	0.0	0.0	81.8
Consolidated net financing costs	61.5	65.6	61.9
Consolidated income tax expense	35.5	19.1	1.6

Carbon and Graphite	170.8	121.6	86.4
Specialties	31.9	19.8	13.9
SGL Technologies	(1.0)	0.2	(10.6)
Other	(63.8)	(28.8)	(30.7)

Consolidated profit from operations	137.9	112.8	59.0

(15)	Total assets were adjusted by €7.2 million and €4.7 million as of December 31, 2005 and 2004, respectively, related to a reclassification of plan assets arising from U.S. pension plans.

Exchange Rates

The following table shows the high, low, average and period-end euro-dollar exchange rates for the five years ended December 31, 2006 and the high and low euro-dollar exchange rates for the six months ended May 31, 2007. Up to November 30, 2005 these rates are based on the noon buying rates published by Deutsche Bank. Starting December 2005 we use the reference exchange rates published by the European Central Bank (ECB). The reference rates of the ECB are based on the regular daily concertation procedure between central banks within and outside the European System of Central Banks, which normally takes place at 2.15 p.m. ECB time (CET).

Period	High	Low	Period Average	Period End

	(in dollars per euro)
2002	1.0477	0.8600	0.9448	1.0415
2003	1.2610	1.0371	1.1309	1.2610
2004	1.3640	1.1798	1.2434	1.3640
2005	1.3514	1.1655	1.2450	1.1797
2006	1.3331	1.1826	1.2557	1.3170
December 2006	1.3331	1.3095	1.3213	1.3170
January 2007	1.3270	1.2893	1.2999	1.2954
February 2007	1.3230	1.2925	1.3074	1.3211
March 2007	1.3352	1.3083	1.3105	1.3318
April 2007	1.3649	1.3352	1.3208	1.3605
May 2007	1.3615	1.3420	1.3268	1.3453

At June 25, 2007 the euro dollar exchange rate, based on the noon buying rate published by the European Central Bank was $1.3461 = €1.00. Fluctuations in the euro-dollar exchange rate will affect the dollar equivalent of the Share price in euros on the Frankfurt Stock Exchange and, as a result, are likely to affect the market price of the American Depositary Shares on the New York Stock Exchange as well as the amount of any dividends received by holders of American Depositary Receipts.

Dividends

SGL did not declare dividends for the fiscal years 1998-2006.

Except as described herein, holders of ADRs are entitled to receive dividends on the Shares represented by the ADRs evidenced by such ADRs. SGL will pay any cash dividends payable to such holders to Deutsche Bank (up to 2007: JPMorgan Chase Bank), as depositary, in euro; subject to certain exceptions, the depositary will convert these payments into dollars. Dividends paid on Shares

Back to Contents

and dividends paid to holders and beneficial owners of ADRs are subject to deduction of German withholding tax. See Item 10, “Additional Information – Taxation”.

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

Conditions in domestic and global economies have a strong impact on our business operations. Numerous factors, such as global or regional political conflicts, have a continuous impact on macroeconomic parameters and the international capital markets. The uncertainty of economic and political conditions can have a direct impact on the demand for our products and can also influence our planning and forecasting ability. This is particularly the case for our products where we operate under global market conditions, such as graphite electrodes for the steel industry, cathodes for the aluminum industry, carbon electrodes for the silicon-metal industry, graphite specialties supplied to the semiconductor industry and industrial applications including carbon-ceramic brake discs supplied to the automotive industry, process equipment for the chemical industry and structural parts and carbon fibers supplied to the aviation thermoplast and windmill industry.

We operate globally and face unpredictable international economic conditions, government policies, regulatory controls and changes in public policy that could adversely affect our business.

We operate more than 38 manufacturing facilities, which are located in Europe, North America and Asia and sell our products in approximately 80 countries. In 2006, sales revenue of our products outside Germany accounted for approximately 85% of our total sales revenue. As a result, we are subject to risks associated with operating in foreign countries, including fluctuations in currency exchange rates, declines in regional or global economic activity, limitations, if any, on the conversion of foreign currencies into euro, and the possible imposition of investment and other restrictions by governments. In addition, our business is subject to changes in the public policies of individual countries or states, including potential increases in taxes and tax rates.

We must comply with a broad range of regulatory controls on the testing, manufacture and marketing of our products. In some countries, including the United States and member states of the European Union, regulatory controls have become increasingly demanding. We expect that this trend will continue. The new EU regulation concerning the registration, evaluation, authorization and restriction of chemicals (“REACH”), imposes a new regulatory framework for the manufacture, importation and use of chemical substances in the EU which may entail a significant increase in the testing and assessment of basic chemicals and chemical intermediates, leading to increased costs and reduced operating margins for these products. This new regulatory regime became effective on June 1, 2007. We cannot assure you that changes in policies or regulations will not harm our operating results or financial condition in the future.

The industries that use graphite electrodes can be regarded as cyclical, and declines in demand for graphite electrodes could adversely affect our business.

In 2006, we derived approximately 48% of our sales revenue from the sale of graphite electrodes, our core business. We sell our graphite electrodes primarily to the electric arc furnace

Back to Contents

(“EAF”) steel industry. The EAF industry is global and customers are located in every major geographic market. As a result, the demand for and the price of graphite electrodes are affected by changes in global and regional economic conditions. At the beginning of the decade, several global macroeconomic factors including the Asian financial crises of 1998 to 1999, the structural crisis in the U.S. and Japanese steel industries in 2001 and worldwide recessionary trends in 2002 adversely affected the graphite electrode industry, causing oversupply and price erosion. Insolvencies of graphite manufacturers in both Germany and in the United States started another consolidation phase of the industry, including site closures. Due to this consolidation and reduction of capacity as well as the growing demand of the steel industry from 2003 until 2006, the graphite electrode industry has returned to profitability.

The market for graphite electrodes, particularly in Europe and North America, is mature and expands in line with overall economic growth and with an increase in the proportion of EAF steel to total steel production. In addition, demand for our graphite electrodes sold to the EAF steel industries may be adversely affected by technological improvements in those electrodes as well as in the manufacturing operations of our customers, which reduce the rate of consumption or use of our electrodes for a given level of production. Since the early 1980s there has been a steady gradual decrease in “specific consumption” — the quantity of graphite electrodes consumed per metric ton of steel produced — due to improved efficiency in EAF steelmaking processes and equipment design. Since the mid-1990s, increased EAF steel production has offset the decrease in specific consumption, resulting in steady to slightly increasing demand for graphite electrodes. Despite the overall long-term trend, the year-to-year fluctuations in the demand for graphite electrodes have been significant. We cannot assure you that future improvements in steelmaking processes and technology or a decline in EAF steel production will not result in a net decrease in demand for graphite electrodes. A significant drop in demand for our graphite electrodes could have a material adverse effect on our financial condition and results of operations.

We may encounter supply shortages and increases in the cost of raw materials and energy.

Raw materials are the largest component of our cost of sales, followed by personnel costs and energy costs. We are exposed to commodity price risks through our dependence on various raw materials, such as petroleum coke, coal tar pitch, petroleum pitch, anthracite coal PAN-based precursor and natural graphite flakes as well as energy supplies. The availability of high-quality raw materials is limited, and the market for our primary raw material petroleum coke, in particular needle coke, is dominated by a small number of large suppliers with substantial market power, which may undergo further consolidation. Most of our procurement agreements with key suppliers have a term of only one year, with prices being renegotiated upon renewal. Where we have supply agreements with a term of more than one year, prices are variable and depend on the development of specified parameters, including our suppliers’ raw material prices. In addition, the availability and price of raw materials and energy may be affected by new regulations, suppliers’ allocations, interruptions in production by suppliers, general market conditions and natural disasters. There can be no assurance that the raw materials we require will remain available in adequate quantities. We also face risks arising from rising raw material costs. Our raw material costs increased on average by approximately 15% in 2006 compared with 2005. High energy prices also continue to significantly influence our costs of production. We cannot assure you that we will be able to mitigate any future price increases for raw materials and energy through increased efficiency or cost-savings. A substantial increase in raw material or energy prices, or a continued interruption in raw material or energy supplies, could substantially harm our financial condition and results of operations.

We face substantial pricing pressure from our competitors.

The industries in which we operate are highly consolidated and, thus, competitive. Competition is based primarily on price, product quality and customer service. Most of our production process is capital intensive, which results in high fixed costs. The pricing pressure thus has a direct impact on our results. In addition, price decreases can be aggravated by temporary imbalances in supply and demand, with an oversupply in stagnating markets. In 2006, the average price of our graphite electrodes increased by 10% in the markets where graphite electrodes are priced in euro and 22% in markets where they are priced in U.S. dollars compared to 2005. The increases in 2005 compared to

Back to Contents

2004 were 5% and 13%, respectively. Despite these price increases, graphite electrodes, in particular, are subject to strong price competition in general. Our market share could be adversely affected if we were forced to increase prices more than our competitors, or a competitor reduces prices, or if we decide to maintain profit margins rather than market share or pursue other competitive strategies.

Continuing competition could either prevent us from raising prices, as necessary to offset higher production costs, force price reductions, or reduce our sales volumes and revenues. It could also require us to spend more for sales, marketing and research and development. Any of these developments could substantially harm our financial condition and results of operations.

We operate in a capital-intensive industry which involves significant investments, in particular for the maintenance and expansion of our production facilities. These investments can give rise to risks of delay and to construction and other execution problems.

The manufacturing of carbon and graphite products, such as graphite electrodes, requires significant capital expenditures for the purchase and set-up of specific machinery and equipment. Any new equipment must initially run through a start-up and qualification process in order to reach standard operating procedures required by us and our customers. In addition, day-to-day operations require continuing maintenance programs to keep plants and machinery in full operation. Such capital expenditures and maintenance programs require significant amounts of cash. The failure of manufacturing equipment could cause significant problems for a plant and could result in our inability to deliver products in the required quality or at the required time to our customers, which could in turn adversely affect our financial condition and result of operations.

We have made substantial investments in new businesses in the past several years in order to diversify our product portfolio. The success of these investments depends on the successful development and commercialization of new products, in particular in the Carbon Fiber & Composites business unit.

In line with our product portfolio diversification, we have entered into new businesses — in particular with our high technology business unit Carbon Fiber & Composites — in which we have little experience and which are subject to rapid product developments and changes. In recent years we have made substantial investments in our Carbon Fiber & Composites business unit, with the aim of increasing the share of our revenues that we generate through our Advanced Materials business area. We anticipate continued increases in our research and development expenses arising from these investments in 2007 and 2008. For the past three years, the sales revenue of our former SGL Technologies business area (now largely corresponding to our new Carbon Fiber & Composites business unit) have fluctuated, and we have incurred net operating losses in recent years, due to significant start-up expenses and commissioning costs.

Our ability to effectively compete in this and other new business areas will depend on our successfully developing, customizing, and producing innovative products and designs at competitive prices, and on gaining market acceptance for these products and designs. Any growth in sales and any increase in profitability in the Advanced Materials business area will depend largely on whether and how fast our newly developed products will be able to prevail in the market. Our competitors in these new business areas may have greater technological expertise and superior research and development infrastructure than we do, or may be more innovative in responding to changing technologies and customer needs. There can be no assurance that we will be able to successfully compete in these new markets. Thus, there can be no assurance that we will be able to generate a satisfactory return on the investments in our Carbon Fiber & Composites business unit.

We may not be able to protect the intellectual property which may be important for the development of our Advanced Materials business area.

Intellectual property rights are important for the development of the business, in particular in our Advanced Materials business area. In 2006, approximately one third of the revenues in our former Specialties business area was generated by products that were developed in the previous four years. The new product lines that we are developing in our Carbon Fibers & Composites business unit also rely to a significant extent on such proprietary rights and information. We cannot assure you that any patents or trademarks that we obtain will adequately protect the covered products and technologies. Nor can we assure you that our confidentiality covenants and agreements will

Back to Contents

adequately protect our trade secrets, know-how or other proprietary information not covered by patents or trademarks, or that others will not obtain this information through independent development or other legal means. Furthermore, we cannot assure you that our activities will not infringe on the proprietary rights of others or that we will be able to obtain licenses, on reasonable terms or otherwise, for the use of the technology that we need. In addition, we cannot assure you that our proprietary rights and information will not become obsolete as a result of the development of new technologies by our competitors. If we fail to obtain the necessary intellectual property rights or to protect our proprietary information, or if we infringe upon the proprietary rights of others, the business, financial condition or results of operations of our Graphite Materials & Systems or Carbon Fibers & Composites businesses could suffer significant harm.

Our debt, along with the obligations and covenants contained in our financing arrangements, limits our financial and operating flexibility.

The conditions of our €200.0 million senior secured facility (the “Senior Facility”), as well as the conditions of the €200.0 million senior floating rate notes (the “Corporate Bonds”) limit our financial and operating flexibility. In particular, these agreements (see detailed description in Item 10, “Additional Information — Material Contracts”) place limits on our ability to incur new debt, grant security to third persons, dispose of material assets, take organizational measures such as mergers, changes of corporate form, joint ventures or similar transactions, or to enter into transactions with related parties. Other limitations generally concern the payment of dividends and the repurchase of own shares. In addition, we must meet certain financial covenants in the context of our financing agreements. Our substantial debt and our compliance with the covenants contained in our financing agreements could have a material adverse impact on our financial condition and results of operations.

Furthermore, we continue to require significant funds for our operations. We cannot assure you that we will be able to generate or obtain sufficient funds needed for our future operations and our other cash requirements, or that we will meet all loan covenants and other obligations in connection with our present financing arrangements. We also cannot assure you that we will be able to refinance our financial liabilities as they mature or that we will be able to negotiate the same or better terms in future loan agreements. In addition, we cannot assure you that we will not have to incur additional debt in the future. Incurring such additional debt could further increase the risks regarding our debt and financing arrangements.

For a detailed description of our debt, you should read the discussion in Item 5, “Operating and Financial Review and Prospects.”

Our ability to generate sufficient cash to service our debt depends on a number of factors, some of which are beyond our control.

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

In the past several years, we have faced various court actions and investigations in connection with antitrust violations and have been assessed substantial fines by the U.S. Department of Justice, the Canadian antitrust authorities and the European Commission for price fixing in the graphite

Back to Contents

electrode industry, the specialty graphite industry and electrical and mechanical carbon and graphite products. As of December 31, 2005, all fines raised by the U.S. Department of Justice and the Canadian antitrust authorities have been paid in full. In addition, European antitrust fines have all either been paid or fully provided for and fully funded. In addition, we have made significant payments in the past several years in defending and settling a number of civil suits seeking damages as a result of violations of antitrust laws. The majority of these civil suits have been concluded by now. See “Business Description — Legal proceedings — Civil suits resulting from antitrust violations.” We cannot predict the ultimate outcome of the remaining proceedings.

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

We are obligated to pay our employees certain benefits, including retirement payments, life insurance and medical insurance following the termination of their employment. These benefit plans consist of both defined contribution and defined benefit plans and vary based on the country in which we maintain such plans.

Changes and movements in the equity, fixed income, real estate and other markets could significantly change the valuation of the assets of our plans. A change in the yield assumptions used also has an impact on the calculation of the discounted present value of our pension obligations. In addition, changes in pension and retirement benefit plan assumptions, such as rates for compensation increase, retirement rates, mortality rates, health care cost trends and other factors can lead to significant increases or decreases in our pension or post-retirement benefit obligations. This would affect the reported funded status of our plans and therefore could also negatively affect net periodic pension cost, future cash contributions and equity. For further details on the funding status of pensions and other retirement benefit obligations see Note 21 to our Consolidated Financial Statements.

We cannot assure you that any future expenses or cash contributions that become necessary under our pension or retirement benefit plans will not have a material adverse effect on our financial condition and results of operations.

Environmental matters could result in significant increases in costs.

Our operations are subject to various risks associated with manufacturing, including the related storage and transportation of raw materials, products and wastes. We are also subject to numerous domestic and foreign laws and regulations relating to the storage, handling, generation, treatment, emission, release, discharge and disposal of potentially hazardous substances and wastes (see Item 4, “Information on the Company — Government Regulation”). Environmental and health laws and regulations could lead to the possibility of substantial fines, revocation of applicable permits or orders for environmental cleanup. Any violations of these laws or regulations, or any adjustments to comply with changing laws or regulations, could result in significant expenditures. Environmental laws in particular have continuously been tightened in the past several years. As a result, we cannot assure you that a known, previously unknown or future contamination event, or any new, more stringent regulations or their enforcement by the relevant authorities will not increase our environmental costs in the future. A significant increase in environmental liabilities or costs could materially harm our financial condition and results of operations.

Prolonged work stoppages due to labor disputes could adversely affect our business.

Approximately two-thirds of our workforce is covered by collective bargaining agreements. Although we believe that we have satisfactory relations with our works councils and unions, we cannot assure you that we will reach new agreements on satisfactory terms when existing collective bargaining agreements expire. Nor can we assure you that we would reach such new agreements

Back to Contents

without work stoppages, strikes or similar industrial actions. If industrial actions substantially obstructed our manufacturing operations for an extended period, our business, financial condition and results of operations could suffer material harm. Disruptions of the business operations, strikes or similar measures at our customers’ or suppliers’ sites could also have a material adverse effect on our financial condition and results of operations.

We are exposed to currency exchange rate risks and interest rate risks.

We generate a significant portion of our sales revenue in U.S. dollars. As a result, a decline in the value of the U.S. dollar compared to the euro will have a negative impact on our sales revenue, which are recorded in euro. Compared to the sales revenue that we generate in U.S. dollars, we incur a relatively small portion of our cost of sales in U.S. dollars. As a result, a U.S. dollar that is weak compared to the euro will have a negative impact on our gross profit and therefore on our results. A medium- to long-term decline in the value of the U.S. dollar relative to the euro and other currencies could also weaken our competitive position as compared to competitors who incur a relatively larger portion of their cost of sales in U.S. dollars. After the value of the dollar declined relative to the euro during 2004, reaching a low-point at the end of 2004, the U.S. dollar strengthened against the euro in 2005, weakened again in 2006. We cannot predict any trends for the future. We have entered into hedging arrangements for the majority of our U.S. dollar transaction exposure in Europe for 2007 to reduce the risk of fluctuations in currency exchange rates. However, these hedging arrangements can protect us only to a limited extent against a long-term decline of the U.S. dollar. See also Item 5, “Operating and Financial Review and Prospects — Overview — Currency exchange exposure.”

Changes in tax laws or regulations could result in lower earnings and cash flows.

We operate in a large number of countries and therefore are subject to different tax laws and regulations. Changes in tax laws or regulations and results from tax audits by fiscal authorities could result in higher tax expenses and cash payments. Furthermore, changes in tax laws or regulations could impact our tax liabilities as well as our deferred tax assets and deferred tax liabilities.

Based upon a draft version of a Corporate Tax Reform Act 2008 by the German Ministry of Finance dated March 14, 2007, debt financing of companies which are subject to German tax would be limited by a so-called modified interest barrier rule (modifizierte Zinsschranke). As a general rule, the deduction of interest expenses exceeding interest income is limited to 30% of taxable income as increased by interest expense and as reduced by interest income (unless, inter alia, such interest expenses exceed interest income by less than €1.0 million). Non-deductible interest expenses would be carried forward and would generally be deductible in subsequent fiscal years, subject to limitations similar to those applicable in the current year. There apply certain exceptions, e.g. a test which relates to the overall group’s equity ratio (so-called escape clause) and which is still under discussion.

It remains unclear whether and in which form the envisaged legislative changes will ultimately become effective and what impact they may have on the Issuer’s tax position. The new provisions are presently intended to apply from 2008 onwards unless specific other dates apply. However, this is merely a tentative date and further amendments may be made to the draft bill, including on short notice.

In any event, if this draft bill, or an amended version of this bill, becomes law, it could have a material adverse effect on our financial condition and results of operations.

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

Introduction

SGL CARBON Aktiengesellschaft is incorporated as a stock corporation for unlimited duration under the laws of the Federal Republic of Germany. SGL’s registered office is at Rheingaustrasse 182, D-65203 Wiesbaden, Germany, telephone number +49-611-60-29-0. Our English-language home page on the World Wide Web is at www.sglcarbon.com/index.html; this annual report does not incorporate information found on our web site. Our fiscal year ends on December 31 of each year.

History and Development of the SGL Group

Our corporate origins lie in the second half of the 19th century. Two of the earliest industrial manufacturers of carbon products, Gebrüder Siemens & Co. (founded 1872) and the Plania Werke (founded 1896) merged in 1928 into the Siemens Plania Werke Aktiengesellschaft für Kohlefabrikate. This company and its successors underwent a series of international mergers and acquisitions, becoming Sigri Great Lakes Carbon GmbH, SGL’s immediate predecessor company, in 1992. At that time, Hoechst AG was the majority shareholder of Sigri Great Lakes.

On December 21, 1994, Sigri Great Lakes Carbon GmbH became SGL CARBON Aktiengesellschaft through a change in corporate form (Umwandlung). In April 1995, SGL’s initial public offering took place on the Frankfurt Stock Exchange. SGL became fully independent of Hoechst in June 1996, when Hoechst divested substantially all of its ownership in SGL in a global placement of approximately 10.5 million shares. Approximately 40% of that issue was placed in North America in the form of American Depositary Receipts (“ADRs”) which were listed on the New York Stock Exchange (the “NYSE”) under the symbol “SGG until they were voluntarily delisted by SGL effective June 22, 2007. SGL terminated its ADR program on June 25, 2007.”

On May 25, 2007 SGL announced that it would voluntarily delist its ADRs from the NYSE effective June 22, 2007 and terminate its ADR program effective June 25, 2007. In addition, SGL intends to deregister from its reporting obligations under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) as soon as provided for under new Securities and Exchange Commission (“SEC”) rules.

We have completed several acquisitions and divestitures as part of our strategy to enhance what we believe, based on 2006 revenue, is our position as one of the world’s largest producers of carbon and graphite products and to concentrate our business on areas where we see growth opportunities. The following are the significant acquisitions, divestitures and corporate changes that the SGL Group has made over the past three years:

•	In February 2004, SGL CARBON Luxembourg S.A., Luxembourg, a subsidiary of the Issuer issued €270.0 million senior notes (the “Old Senior Notes”), as described in Item 10, “Additional Information — Material Contracts—Old Senior Notes.”

•	In 2004, in connection with the sale of the Surface Protection and Plastics Process Technology businesses, SGL CARBON Technic LLC was established in the U.S. for the purpose of acquiring graphite process technology operations in that country.

•	In Poland, at fiscal year-end 2004, SGL ANGRAPH Sp.z o.o was merged with SGL CARBON POLSKA S.A; in Italy, SGL CARBON Specialties S.p.A. was merged with SGL CARBON S.p.A.; and in the U.S., SGL Information- Services LLC was merged with SGL CARBON LLC. In addition, Radion Finanziaria S.p.A., Milan, Italy, and SGL CARBON Finance Ltd., Dublin, Ireland, were dissolved in 2004.

•	In January 2005, the surface technology and plastics process technology operations were divested.

•	In November and December 2005, two holding companies were created in Spain and Germany. We also intensified our activities in India in 2005 with the creation of the subsidiary SGL CARBON INDIA Pvt. Ltd., in Pune.

Back to Contents

•	At the beginning of 2006, SGL Group agreed with Sinyuan Industrial Material Co., Ltd. (China) to set up a company (“SSG Ningbo Co., Ltd.”) for the manufacture of expanded graphite products for the Asian market. SGL Group holds 60% of the shares in the joint venture, and Sinyuan Industrial Material Co., Ltd. holds 40%.

•	In March 2007, SGL Group signed a joint venture agreement with Lenzing AG, Austria, regarding the manufacture of a special polyacrylonitrile (“PAN”) fiber precursor, a raw material required for the production of carbon fibers, in order to secure its long-term supply of PAN. SGL is currently awaiting approval of the joint venture by the competent antitrust authorities.

•	In April 2007, SGL Group acquired a majority interest in F.A. Kümpers GmbH (Germany), by which we gained access to innovative technologies for processing carbon fibers into multi-axial fabrics.

•	In the second quarter of 2007, SGL Group and Tokai Carbon Co., Ltd. (Japan) further enhanced their cooperation by setting up a company (“SGL Tokai Process Technology, Ltd.”) for the production and sale of process technology products for the Asian market, in particular China, Japan and Korea. SGL Group holds 51% and Tokai Carbon Co., Ltd. holds 49% of the shares in the company.

Capital expenditures

In the fiscal years ended December 31, 2006, 2005 and 2004, we made capital expenditures and investments totaling €66.6 million, €47.0 million and €47.1 million, respectively. Capital expenditures for property, plant and equipment were €61.4 million in 2006, €39.4 million in 2005 and €37.7 million in 2004. Capital expenditures relating to intangible assets were €3.8 million in 2006 (mainly for internally developed software and the capitalization of development costs), €5.3 million in 2005 and €8.8 million in 2004. Payments for non-current financial assets were €1.4 million in 2006, €2.3 million in 2005 and €0.8 million in 2004.

Capital expenditures in 2006 were primarily related to normal maintenance, cost reduction and efficiency improvements of operating facilities. The main areas of investment included automation of individual processing steps, replacement and expansion of existing equipment, environmental and safety investments as well as investments for relocating production activities from Italy and Germany to our facilities in Poland. Capital expenditure has also been used to fund strategic organic growth, such as the construction of a new processing center in Meitingen, Germany, preparatory work for the construction of the new production plant in Malaysia, and expansion of our capacities for carbon fibers in Inverness, UK, and for isostatic graphite in Bonn, Germany. Capital expenditures during 2005 were related to normal maintenance and efficiency improvements of the SGL Group’s operating facilities. Major capital expenditures in 2004 were related to replacement and maintenance of our plants in Germany, the United States, Poland and Italy.

We expect that expenses for expanding our capacities and upgrading our equipment will be significantly higher in 2007 than in previous years arising from measures taken to realize the opportunities to expand into Southeast and East Asia, and on the basis of new product launches. For the fiscal year 2007, we plan to make capital expenditures (excluding financial investments) totaling approximately €105 million. Of this amount, we had made capital expenditures totaling approximately €14.4 million as of March 31, 2007. For the construction of our new plant in Malaysia, capital expenditures of around €50 million are planned over a period of three years. We anticipate financing the capital expenditures largely through cash flow from our operations.

Business Overview

The SGL Group is one of the world’s leading carbon companies. It has a comprehensive product portfolio ranging from carbon and graphite electrodes and cathodes through custom-made graphite-based products to innovative materials, products and solutions on the basis of carbon fibers. Our customers are located throughout the industrialized world and operate in a wide range of industries, the most important being the steel, aluminum, chemical, energy, semi-conductor, aerospace and defense as well as automotive industries. We provide our customers with a global distribution network for our products and services covering more than 80 countries in 2006. As of the December

Back to Contents

31, 2006, the SGL Group operates 38 manufacturing facilities of which 19 are located in the European Union, 13 in North America, five in Asia (i.e. China, India, Japan and South Korea) and one in Russia. In 2006, our sales revenue amounted to €1,190.8 million. Sales outside Germany accounted for 84.9% of our total sales revenue in 2006. As of December 31, 2006, we had 5,249 employees.

Until February 1, 2007, the date on which our business realignment described below became effective, the SGL Group’s organizational structure consisted of three business areas: “Carbon and Graphite,” “Specialties” and “SGL Technologies”:

The former Carbon and Graphite (now Performance Products) business area develops, manufactures and markets graphite electrodes for steel production in electric arc furnaces, carbon electrodes for use in melting processes for other metallurgic applications, cathodes for use in aluminum production, and furnace linings for pig iron production in blast furnaces. In 2006, sales revenue for the Carbon and Graphite business area amounted to €716.1 million (60.1% of total sales revenue).

The former Specialties and SGL Technologies business areas are now combined in the new Advanced Materials business area. The former Specialties business area (now part of the new Graphite Materials & Systems business unit, which also includes the expanded graphite carbon activities of the former SGL Technologies business unit, as described under “—Business Realignment” below) develops, manufactures and markets a wide selection of custom-made products based on fine-grain graphites for a large number of industrial sectors, primarily for customers in the chemical, energy (specifically energy generation, energy management, and energy efficiency) and semiconductor industries. Products include specialty graphites for heaters for the semiconductor industry, graphite parts for LED and solar cells production, as well as graphite for lithium-ion batteries and for particle filters for diesel engines. In 2006, sales revenue for the Specialties business area amounted to €301.1 million (representing 25.3% of total sales revenue).

The former SGL Technologies business area (now part of the new Carbon Fibers & Composites business unit, except for the expanded graphite carbon activities of the former SGL Technologies as described under “—Business Realignment” below) develops, manufactures and markets innovative materials, products and solutions on the basis of composite components and materials made from carbon fibers for a wide variety of applications, including energy and industrial applications, as well as products for the aerospace and defense industry and the automotive industry. Products include carbon fibers for high-temperature applications and for the reinforcement of cement and plastic, as well as carbon ceramic brake discs. SGL Technologies covers the entire value chain for carbon fiber-based composites, from carbon fibers through composites to components. We believe that we are the only European competitor in this market that can cover such a broad product portfolio. In 2006, sales revenue for the SGL Technologies business area amounted to €171.3 million (representing 14.4% of total sales revenue).

Business Realignment

We realigned our business areas with effect from February 1, 2007 creating a new structure consisting of two business areas “Performance Products” and “Advanced Materials” encompassing three business units: “Performance Products,” “Graphite Materials & Systems” and “Carbon Fibers & Composites.” Performance Products corresponds to the former Carbon and Graphite business area and contains the new business unit Performance Products. Advanced Materials comprises the former Specialties and SGL Technologies business areas which have been re-grouped into the two remaining business units, Graphite Materials & Systems and Carbon Fibers & Composites. Graphite Materials & Systems comprises the activities of the former Specialties business area as well as the expanded natural graphite business line which was previously part of the former SGL Technologies business area, while Carbon Fibers & Composites encompasses the carbon fiber and composites activities of the former SGL Technologies business area.

Back to Contents

The following graph illustrates our business realignment:

The Performance Products business area serves established markets that are characterized by stable growth patterns, including the steel, aluminum and other metallurgic industries. By contrast, the Advanced Materials business area serves a wide range of manufacturing industries with a growing demand for carbon- and graphite-based products for an increasing number of innovative applications and has a high growth and earnings potential.

We undertook this restructuring of our business areas to align our business structure with current trends in the industries we serve. A number of factors, including rising raw material and energy prices, as well as supply shortages, environmental considerations and government regulation, are leading to increasing demand from our customers for substitutes for conventional materials. Carbon- and graphite-based products have a number of attributes, such as the ability to withstand high temperatures and extreme loads while being lightweight, that make them an attractive replacement for other materials, in particular, for steel. We therefore expect demand for carbon- and graphite-based products to increase further over the coming years, in particular in the market for “green technologies” applications in connection with wind and solar energy generation, improvement of fuel and energy efficiency, environmental protection and innovative applications in the aircraft and automotive industries. We intend to benefit from this demand for substitute materials in our Advanced Materials business by combining our innovative strength with our “broad base,” our expertise in a broad range of materials and technologies.

Industry and Market Overview

We are active in a broad range of markets for carbon-based industrial products. Our Performance Products business area (formerly the Carbon & Graphite business area, which accounted for €716.1 million, or 60.1% of our sales revenue in 2006), serves the metallurgical industries, including the steel, primary aluminum and other non-ferrous metallurgical industries, such as silicon metal and phosphorous producers. By far the most important customer industry of our Performance Products business area is the electric arc furnaces (“EAF”) and blast furnaces and blast oxygen furnaces (“BF/BOF”) steel industry, which generated €605.1 million, or 84.5%, of the Performance Products business area’s sales revenue in 2006. €76.0 million, or 10.6%, of the business area’s sales revenue in 2006 was attributable to the aluminum industry and €35.0 million, or 4.9%, to other metallurgical industries. The metallurgical industries are mature global industries, which have in the past tended to grow in a stable manner at approximately the same rate as the economy as a whole (GDP growth), and are characterized by a certain degree of cyclicality.

Our Advanced Materials business area serves a wide range of manufacturing industries with a wide selection of custom-made graphite-based products, as well as innovative materials, products and solutions on the basis of carbon fibers. Our Graphite Materials & Systems (former Specialties and a part of former SGL Technologies) business unit’s key industries include the chemical, energy

Back to Contents

(specifically energy generation, energy management, and energy efficiency) and semiconductor industries. Further customer industries of our Graphite Materials & Systems business unit include the metallurgical, mechanical engineering, high-temperature processes and automotive industries. Key industries of our Carbon Fibers & Composites business unit are the energy and industrial applications industry, as well as the aerospace and defense industry and the automotive industry. Demand for products used in the manufacturing industries tends to fluctuate with global and regional business cycles as well as industry-specific developments. We believe that these industries have potential for further growth. In some manufacturing industries, such as the solar and wind energy industries, we believe that the market growth rate is well above GDP.

Metallurgical industries

Our products for the metallurgical industries include graphite electrodes and carbon-based furnace linings for the production of steel, cathode blocks used in aluminum production, and carbon electrodes for the production of other non-ferrous metals. According to our estimates, the worldwide market for our products for the metallurgical industries was approximately €3.5 billion in 2006. Graphite electrodes represent our largest business, accounting for 79.6% of our Performance Products business area’s sales revenue in 2006. Carbon products (i.e. furnace linings, cathodes and carbon electrodes) accounted for the remainder of the business area’s sales revenue in the same period.

Steel industry

We provide the steel industry with graphite electrodes, which are a necessary component of steel production in EAF, and carbon-based furnace linings for BF/BOF used for steelmaking. EAF and BF/BOF steel production are the two primary steelmaking technologies with EAF accounting for approximately 32% of total steel production in 2006. EAF steelmaking operations are commonly referred to as mini-mills because their production capacity is generally smaller than that of BF/BOF facilities. Electric arc furnaces range in size from those producing approximately 25 tons of steel per production cycle, or “heat,” to those producing approximately 150 tons per heat. Graphite electrodes act as conductors of electricity in the furnace, generating sufficient heat to melt scrap metal or other material used to produce steel. EAF steelmaking is generally regarded as more efficient and cost-effective than BF/BOF steelmaking. Although EAF production is unlikely to entirely replace BF/BOF, a number of factors have favored its growth at the expense of the older technology. These include lower required investments, lower energy consumption, greater environmental sustainability and technological advances.

Demand for both graphite electrodes and furnace linings is directly linked to the demand for finished steel. The steel industry is generally cyclical in nature and experiences significant fluctuations based on numerous factors. However, the EAF steel industry and hence the graphite electrodes market have generally been less cyclical than the BF/BOF steel industry and the furnace linings market. The cyclicality of the EAF steel and graphite electrodes markets has become less pronounced in recent years. Due to the cost advantages of EAF steelmaking, graphite electrodes are preferentially consumed in steel down cycles. Furnace linings are also preferentially consumed in steel down cycles, as furnaces then tend to be relined for maintenance. Furthermore, as prices for scrap metal adjust to ensure EAF competitiveness, we expect steel producers to prefer BOF production.

Since its development in the 1960s, mini-mill technology has produced a steadily increasing portion of total steel production. Due primarily to the cost-effectiveness of EAF steelmaking, EAF steel production worldwide has grown steadily from 100 million tons in 1972 (approximately 16% of total steel production) to approximately 397 million tons in 2006 (approximately 32% of total steel production), according to the estimates of market studies from the International Iron and Steel Institute (IISI) from 1972 to 2004 and our internal estimates for the years 2005 and 2006. We believe that the global share of EAF steel in total steel production will remain stable, and that long-term growth prospects for the EAF steel industry are favorable, with annual EAF steel production growing in line with global GDP in the next five years.

The following table shows worldwide crude and EAF steel production in 1972, in 1980 and from 1990 through 2006.

Back to Contents

Worldwide Steel Production*

Year	Crude[1]	EAF	EAF proportion of crude production

	(in thousands of tons)		(%)
1972	632,009	99,749	16
1980	716,493	160,511	22
1990	770,694	215,124	28
1991	733,974	209,873	29
1992	719,398	210,508	29
1993	726,247	222,511	31
1994	723,958	229,063	32
1995	750,309	245,330	33
1996	750,611	249,741	33
1997	797,135	270,051	34
1998	778,032	266,144	34
1999	789,900	269,150	34
2000	849,200	293,600	35
2001	846,000	295,000	35
2002	903,800	304,600	34
2003	968,300	315,000	33
2004	1,060,000	347,000	32
2005	1,142,000	360,000	32
2006	1,244,000	397,000	32

*	Source: International Iron and Steel Institute for years 1972 to 2004; 2005 and 2006 figures are a company estimate.
1)	“Crude” steel production refers to total steel production by all methods.

EAF steelmaking consumes graphite electrodes, for which we believe there are currently no substitute products. Beginning in the 1970s, technological improvements reduced “specific consumption,” or the quantity of graphite electrodes consumed per metric ton of steel produced. During the same period, graphite electrode manufacturing capacity began to expand. As a result, by the mid-1980s there was significant excess manufacturing capacity in this industry. In the late 1980s and early 1990s, graphite electrode producers began to consolidate and to reduce manufacturing capacity. As a result, supply and demand were generally in balance during the 1990s. In the late 1990s, however, external factors began to adversely affect the graphite electrode industry, causing oversupply and price erosion. These factors included the Asian financial crises of 1998 to 1999, the structural crisis in the U.S. and Japanese steel industries in 2001 and worldwide recessionary trends in 2002. Insolvencies of graphite manufacturers in both Germany and the United States started another consolidation phase of the industry, including site closures. Due to this consolidation and reduction of capacity as well as the growing demand of the steel industry in the period from 2003 until 2006, the graphite electrode industry has begun to return to profitability.

Technological improvements in equipment design and production process, use of higher quality scrap metals and other raw materials and improvements in the size, strength and quality of graphite electrodes (including significant improvements developed by the SGL Group) have increased the efficiency and reduced the cost of EAF steel production. According to our estimates, these improved efficiencies have reduced worldwide specific consumption. We expect that, as the cost of further marginal improvements in the efficiency of EAF steelmaking increases, the rate of decline in specific consumption will grow more slowly. We believe that the long-term growth potential of EAF steel will be offset by reductions in specific consumption due to further quality improvements of graphite electrodes, which will result in steady to slightly increased demand for graphite electrodes over the long-term. In view of the increased consolidation and stability in the global steel market and the fact that the graphite electrodes market is generally less cyclical than the steel market, we expect the graphite electrodes market to experience stable, modest growth in the medium term, until China will begin to generate scrap.

The manufacture of high-quality graphite electrodes is a mature, capital intensive business that requires extensive engineering know-how developed over years of experience working with the various raw materials and their suppliers, furnace manufacturers and steelmakers (including working on the specific applications for finished electrodes). It also requires high-quality raw material sources and a developed energy supply infrastructure. There have been no significant new entrants in the

Back to Contents

manufacture of graphite electrodes since the 1940s and we believe that it is unlikely that there will be significant new entrants in the market over the next several years. According to our estimates, our share of the worldwide market for graphite electrodes was approximately 20% in 2006. We believe that our regular customers for graphite electrodes include most of the world’s major EAF steel producers, including Arcelor Mittal, Riva, Lion, Alcoa and Tenaris.

Our main markets for furnace linings are Europe, Asia and North America. Furnace linings, which are recently experiencing modest growth, typically account for a modest portion of our business. A modern furnace design can be used for more than ten years of furnace operation before it becomes necessary to replace the linings.

Aluminum industry

Cathode blocks and other products are used to equip electrolysis cells for the production of primary aluminum. Demand for cathode blocks therefore varies directly with the demand for primary aluminum. In the past aluminum producers had very modest growth, but that growth has recently accelerated to approximately 5% p.a. This was primarily due to the general increase in energy costs which boosted demand for aluminum as a light-weight and low-cost, yet high performance material. Demand for cathodes for relining and new smelters accelerated in 2006 in line with the growth of demand for aluminum. We expect the aluminum industry to continue to grow in the medium-term.

We sell cathodes to all major aluminum smelters worldwide. According to our estimates, in 2006 our share of the market for cathodes in general was nearly one quarter by sales and of the market for graphitized cathodes nearly one third by sales.

Non-ferrous metallurgical industries

Carbon electrodes serve as conductors of electricity in a furnace to generate sufficient heat to reduce silicon dioxide in a continuous process. The production of silicon metal in furnaces that use carbon electrodes involves a process similar to that used for graphite electrodes, but at lower temperatures.

Demand for carbon electrodes is directly related to the volume of silicon and phosphorus production. The main drivers of the silicon and phosphorus markets are the needs of silicon for the semiconductor, solar, fertilizer and other industries. Silicon and phosphorus production, and hence demand for carbon electrodes, has been relatively stable since the early 1990s. In 2001, demand declined significantly, primarily as a result of the energy crisis in Brazil. Demand for carbon electrodes returned to stability in 2002. After a period of rather stable global demand between 2003 and 2005, demand increased in 2006, which lead to higher prices.

The manufacture of high-quality carbon electrodes is a mature, capital intensive business that requires extensive engineering know-how developed over years of experience working with the various raw materials and their suppliers, furnace manufacturers and steelmakers (including working on the specific applications for finished electrodes). It also requires high-quality raw material sources and a developed energy supply infrastructure. There have been no significant new entrants in the manufacture of carbon electrodes since the 1940s. Our primary markets for carbon electrodes are the Americas and Europe. According to our estimates, in 2006 our share of the worldwide market for carbon electrodes by sales was nearly half.

Manufacturing industries

Our key manufacturing industries are the chemical, energy (specifically energy generation, energy management, and energy efficiency), semiconductor, aerospace and defense, and automotive industries.

Chemical industry

Our main products for the chemical industry include expanded graphite gaskets and foils for sealing applications, as well as heat exchangers, columns, pumps and synthesis units from our process technology business line. Our main products for the electronic materials industry include graphite parts (crucibles and molds) for LED (light emitting diode) production, and graphite for lithium-ion batteries. We have seen strong demand and growth in the battery markets, especially in Asia, in the

Back to Contents

last three years. We expect LEDs to play an increasingly significant role in lighting applications due to the global trend to optimize energy efficiency.

Energy industry

Our main products for the energy industry are graphite crucibles and molds for solar energy production, SiC-coated wafer-carriers for solar-cells, expanded graphite for thermal management, and carbon composite materials for windmill rotor blades. We have a leading position in graphite products for the solar markets in both Europe and North America. Strong demand and growth has been observed in solar markets. We estimate that our global market share was approximately 20% in 2006. We expect that the trend towards bigger blades in the windmill industry will significantly increase the demand for industrial grade carbon fibers and composite materials.

Semiconductor industry

Our products for the semiconductor industry include specialty graphites for semiconductor products, such as heaters, crucibles and susceptors. Demand in the semiconductor market is highly cyclical. After a downturn during 2001 and 2002, the semiconductor market has recovered over the last three years. According to management estimates we have a strong position in graphite products for the semiconductor markets in both Europe and North America.

Aerospace and defense industry

Our products for the aerospace and defense industry include a broad range of composite components for military and commercial aircraft, as well as rocket nozzles for propulsion systems and products for armoring applications.

Automotive industry

Our main products for the automotive industry are carbon-ceramic brake discs, fuel cell components, and graphite for particle filters for diesel engines. The automotive markets are growing only moderately in Europe, North America and Japan but strongly in China. While our traditional home markets were in Europe, we are now looking for expansion into other regions as well. We estimate that our global market share in 2006 was approximately 10%. Although the market for high-performance carbon-ceramic brake discs is in the initial stages of development, we have already built an attractive customer base consisting of clients such as Audi and Porsche. We believe that the market for our fuel cell components, which are currently in the research and development phase, also have significant potential for growth. In the long-term, development of this business and of the fuel cell component industry in general, is dependent on the achievement of significant reductions in fuel cell production and distribution costs

Competitive Position of the SGL Group

The carbon and graphite industry is highly competitive with competition based primarily on price, product quality and customer service. Of the major manufacturers of carbon and graphite products worldwide the SGL Group is the largest, based on its 2006 sales revenue, according to management estimates.

Performance Products

Of the major manufacturers worldwide of graphite electrodes, our principal product, the SGL Group and GrafTech International Ltd. (“GrafTech”) (formerly UCAR International Inc.) are the largest on the basis of metric tons produced. In addition to the SGL Group and GrafTech, there are graphite electrode manufacturers in the United States (two), Japan (four) and several in Russia, India and China. We estimate that our share of the global market for graphite electrodes was approximately 20% (in terms of volume) in 2006.

We believe that we are one of the largest manufacturers of carbon electrodes worldwide. According to our estimates, we supplied a significant market share of the worldwide market for carbon electrodes (without composite electrodes) in 2006.

Approximately ten manufacturers compete in the global market for cathodes used in the primary aluminum industry. We estimate that our share of the cathodes market was nearly one

Back to Contents

quarter by sales, and of the market for graphitized cathodes nearly one third by sales, at the end of 2006. Other major manufacturers include Alcan, Nippon Carbon, SEC Corporation, the Vesuvius Group and a few Chinese manufacturers.

Advanced Materials

Graphite Materials & Systems

The graphite products market is served by many competitors with different product ranges and value added segments. We believe that globally-oriented international companies, including the SGL Group, Le Carbone Lorraine, Toyo Tanso, Tokai Carbon, Morgan Crucible, Poco and the Schunk Group account for more than two-thirds of the total market volume worldwide. A significant part of the market is served by small, local machine shops, which machine and finish goods supplied to them by the major graphite producers in a semi-finished state. We believe that we have a leading position in the supply of graphite and CFRC products for electronic and industrial applications in Europe and North America. The process technology market is highly fragmented with many locally-based, often family-owned smaller companies. Our main competitors in the market for carbon-based process equipment applications are Le Carbone Lorraine and Graphite India. Key competitors in the market for expanded graphite products are GrafTech and Le Carbone Lorraine.

Carbon Fibers & Composites

Our Carbon Fibers & Composites business unit competitors are carbon-based advanced materials and composites companies. Our main competitors for fiber products are Zoltek, Toho and Formosa. In the market segments for carbon composites the key competitors include Thiokol, Hexcel, ATPX and Cytec.

Our Business Areas and Business Units

Performance Products

Our Performance Products business area (formerly the Carbon & Graphite business area, which accounted for approximately 60% of our sales revenue in 2006) is our core business segment. It comprises the production and marketing of our established carbon and graphite products. Our carbon and graphite products are based on petroleum coke, coal tar, petroleum pitch and anthracite coal which are our primary raw materials, and have many exceptional properties that we optimize for various applications through our manufacturing processes. Our carbon and graphite products exhibit stability under high temperatures, are non-corrosive and conduct heat and electricity. As a result, these products are used in a wide range of applications.

Following the organizational realignment as of February 1, 2007, the Performance Products business area consists of two business lines, graphite and carbon electrodes, and cathodes and furnace linings. Key products are:

•	Graphite electrodes, used primarily in electric arc furnace or EAF steel production, the steelmaking technology used by virtually all “mini-mills”, as well as in some ladle furnaces and foundries. Steel production requires temperatures as high as 2,760° Celsius to melt scrap metal, iron ore or other raw materials for processing. Electricity passing through our electrodes creates an electric arc that generates these extreme temperatures. The electrodes, which vary in size depending on the individual furnace’s requirements, are consumed regularly in the production process. We believe that we provide the full range of sizes in graphite electrodes (our key product being 800 mm graphite electrodes), and that their quality is equal to, or in specific segments, better than, that of any other manufacturer’s products. We further believe that there are currently no commercially viable substitutes for graphite electrodes in EAF steelmaking.

•	Carbon electrodes, used primarily to produce silicon metal. Electrodes vary in size but are typically larger than the graphite electrodes used in EAF steelmaking and require a different manufacturing process. A typical silicon metal furnace consumes three carbon electrodes every five days.

Back to Contents

•	Cathode blocks and related products, used to equip electrolysis cells for the production of primary aluminum. Cathode blocks require a significant degree of custom fitting. Newly constructed aluminum smelters tend to require larger electrolysis cells than older facilities. We believe that we are equipped to meet this trend in demand.

•	Furnace linings, used for wall protection and heat conduction in the hotter areas of blast furnaces used to produce liquid pig iron, an intermediary material in the production of steel from iron ore. Although modern furnace design allows ten or more years of operation before lining replacement becomes necessary, a typical furnace will have its lining replaced a number of times over its useful life.

Graphite electrodes are our largest business, accounting for approximately 80% of the sales revenues in our Performance Products business area in 2006, while carbon products (i.e. furnace linings, cathodes and carbon electrodes) accounted for 20% of the business area’s sales revenue.

In order to further strengthen our core graphite electrodes business, we are currently constructing a new graphite electrodes production hub in Malaysia which we expect to start production in 2008. The new plant will have the dual advantages of state-of-the-art technology, allowing us to preserve our high level of product quality, while also providing us with a low-cost base due to low local energy and labor costs. We intend to integrate the new production site into our global production network and make it our fully integrated production hub in Asia from which we can target the regional Southeast Asian markets as well as India, Korea and Taiwan, benefiting from the optimal logistics afforded by the geographical location in Southeast Asia. Initially the annual production capacity will be approximately 30,000 metric tons, which can be expanded to up to approximately 60,000 metric tons.

With regard to our cathodes business, we intend to grow with our key partners in the aluminum industry and leverage our global production infrastructure to satisfy the growing demand for graphitized cathodes. We also expect to be able to benefit from our capability to swing between the production of graphitized cathodes and graphite electrodes and thereby adjust production to fluctuations in demand for either product.

Advanced Materials

Our Advanced Materials business area (formerly the Specialties and SGL Technologies business areas, which accounted for approximately 40% of our sales revenue in 2006) comprises the production and marketing of carbon and graphite-based products and materials for diverse applications in manufacturing industries, continuing to combine our innovative strength with our expertise in a broad range of materials and technologies. In markets that are increasingly demanding greener substitutes for established materials, carbon fiber and graphite-based products provide an attractive alternative to conventional materials, particularly steel, due to their qualities of being able to withstand high temperatures and extreme loads while being lightweight. We therefore expect demand for carbon and graphite-based products to increase further over the coming years, in particular for “green technologies” applications in connection with wind and solar energy generation, improvement of fuel- and energy efficiency, environmental protection and innovative applications in the aircraft and automotive industries. We intend to benefit from this demand for substitute materials in our Advanced Materials business by combining our innovative strength with our “broad base”, our expertise in a broad range of materials and technologies.

Graphite Materials & Systems

Our Graphite Materials & Systems business unit largely corresponds to the former Specialties business area, which accounted for approximately 25% of our sales revenue in 2006. Customer industries include the chemical, energy (specifically energy generation, energy management, and energy efficiency) and semiconductor industries, as well as the metallurgical, mechanical engineering, high-temperature processes and automotive industries. Approximately one-third of the Specialties business area’s revenues in 2006 was attributable to products launched within the last four years, such as specialty graphites for heaters for the semiconductor industry, graphite parts for LED and solar cells production, as well as graphite for lithium-ion batteries and particle filters for diesel engines.

Back to Contents

Following the organizational realignment as of February 1, 2007, our Graphite Materials & Systems business unit consists of three business lines: graphite specialties, process technology and expanded graphite.

Our graphite specialties business line develops and manufactures a wide variety of advanced materials customized to serve a number of applications, including electronic, industrial, high-temperature, automotive and mechanical applications. Our products for electronic applications include components made of high-purity fine-grain graphite, felt and CFRC for the semiconductor, solar energy and LED industries, as well as for power and thermal management solutions. Our product range for industrial applications consists of parts made of extruded, isostatically, die and vibration molded graphite, high purity graphite, soft and rigid felt and CFRC for tool manufacturing, glass and ceramics industry, ferrous and non-ferrous metallurgy, refractory manufacturing, electrochemistry, the nuclear industry and medical technology. For high-temperature applications we supply mold stock and machined graphite parts, CFRC, soft and rigid felt, graphite foils and sheets for heat treatment applications, aerospace and chemical process technology. For automotive and mechanical applications we supply mold stock and mechanical components made of carbon graphite, graphite and graphite-filled high performance plastics for the automotive industry, household appliances, mechanical engineering as well as powder and granules for compounding.

Products of our process technology business line comprise heat exchangers, columns, pumps, quenchers, bursting discs and HCl (Hydrogen Chlorine) synthesis units made of DIABON1 process equipment graphite as well as pumps made of exotic metals and LICUFLON1 PTFE (PolyTetraFluorEthylen), Teflon-lined vessels and columns for corrosive applications in the chemical, environmental, mining, pulp, energy, pharmaceutical and agricultural industries. Furthermore we offer complete engineered systems made from DIABON and LICUFLON.

Our expanded graphite business line primarily manufactures foils that are based on natural graphite and can withstand extremely high temperatures and aggressive corrosion. These foils are used in sealing applications as an alternative to asbestos, as well as in sealing technology in the automobile construction industry and the chemical industry. In addition, milled exfoliated products based on natural graphite can be used for the growing market of fillers, for example in high-performance batteries, as well as in a variety of other areas of application in which electrical and thermal conductivity is important. Our most recent product based on expanded natural graphite is ECOPHITTM, launched in March 2007. ECOPHITTM is an innovative graphite construction material that can be used to improve the performance of existing air conditioning systems in buildings and to develop innovative heat distribution and heat storage systems. The ECOPHITTM product family includes both foils and plates of different thickness, as well as granules and powder. Furthermore, phase change materials and graphite composite materials are manufactured from these products and used in high-performance thermal energy storage systems.

Over the last few years, we have been able to improve our cost position through site specialization, simplification of production and product portfolio, headcount reduction and continuous improvement programs. Now the strategic focus of our Graphite Materials & Systems business unit is on strengthening our production presence and market share in Asia and Eastern Europe, increasing sales by developing and marketing innovative products and applications, particularly for “green technologies”, and continuing to implement our cost-saving and margin-improving strategy. In particular, we intend to increase our capacity for the production of extruded and isostatically molded graphite, increase sales of our process technology products in Asia and Russia, and optimize our production infrastructure for expanded graphite products in the EU, North America and Asia. In line with this strategy we set up a company together with Sinyuan Industrial Material Co., Ltd. (China) at the beginning of 2006 for the manufacture of expanded graphite products for the Asian market. SGL Group holds 60% of the shares in the joint venture, and Sinyuan Industrial Material Co., Ltd. holds 40%. Furthermore, in the middle of 2006, we set up a joint venture with Tokai Carbon Co., Ltd. (Japan) for the production and sale of process technology products for the Asian market, in particular China, Japan and Korea. SGL Group holds 51% of the shares in the joint venture, and Tokai Carbon Co., Ltd. holds 49%.

Back to Contents

Carbon Fibers & Composites

The new Carbon Fibers & Composites business unit largely corresponds to our former SGL Technologies business area, which accounted for approximately 15% of our sales revenue in 2006. Key customer industries are energy and industrial applications and the aerospace and defense, and automotive industries, which we serve with innovative materials, products and solutions on the basis of composite components and materials made from carbon fibers for a wide variety of applications. We cover the entire value chain of carbon fiber-based composites, from carbon fibers through composites to components. Key products include carbon fibers for the construction of windmill blades, high-temperature applications and for the reinforcement of cement and plastic, as well as carbon-ceramic brake discs.

Following the organizational realignment as of February 1, 2007, our Carbon Fibers & Composites business unit consists of four business lines which manufacture carbon fibers, brake discs, composite materials and composite components.

Carbon fibers serve as base materials in the manufacture of products that must be both stiff and lightweight, and able to conduct heat and electricity, particularly in the aviation and aerospace industries. We produce carbon fibers in two forms, i.e. oxidized fibers and carbonized fibers. Oxidized fibers are used in high performance carbon-carbon aircraft brakes as well as for specialty flame-retardant insulation applications. Carbonized fibers are used primarily in chopped form as reinforcement in thermoplastic housings, such as mobile telephone and printer and laptop computer housings. Industrial grade continuous carbon fibers are used as reinforcement in blades for windmill applications.

Carbon composites includes carbon fiber reinforced plastics (“CFRP”). CFRP are used in medical equipment and in the textile and wire making industries. The composite materials and components we produce range from relatively standard carbon or fiberglass reinforced plastics, used for x-ray tables and secondary aircraft structures, to high performance, high temperature composites used for rocket motor nozzles.

Our carbon ceramic automotive brakes (carbon ceramic discs) are made from a ceramic composite material, composed of carbon fiber within a silicon carbide matrix and are called carbon fiber-reinforced silicon carbide or C/SiC. The main advantages of the carbon ceramic discs are a very high and consistent friction performance and significant lower weight compared to traditional automotive brake discs. Carbon-ceramic discs are designed to last much longer than ordinary brake discs. Carbon Fibers & Composites began batch production of carbon-ceramic brake discs in a newly constructed plant in 2002 to serve the increasing demand from Porsche. Since mid-2005 we also supply discs for high-end automobiles produced by Audi. In 2006, the complexity of the brake disc business further increased due to additional car-model launches.

We intend to strengthen our position in the global carbon fiber market and become one of the leading manufacturers of carbon fibers and composites and relevant semi-finished products for the wind energy and automotive industries. We also aim to increase demand for our composite components from the aerospace and defense industries, and expand our portfolio of brake discs products. Measures designed to achieve our strategic goals include capacity expansion and targeted acquisitions and cooperation with partners from our customer industries for jointly developing customized final applications as well as finished parts and manufacturing techniques.

In order to increase our capacity for the production of directly processable carbon fiber based prepregs (carbon fiber materials that are impregnated with resins and used for the manufacture of carbon fiber composite components), we commissioned a state-of-the-art production site in Meitingen, Germany in December 2006. The new production facility allows us to expand the range of prepregs to larger applications and from niches into already established and growing markets. In addition, we have secured the long-term supply of raw materials for the production of carbon fibers through our joint venture with Lenzing AG, Austria. Furthermore, we plan to start operation of a new carbon fiber production line in August 2007 and two more lines by 2008. We believe that these measures will increase our carbon fiber production capacity from 2,400 tons at present to 6,600 tons by the end of 2010.

Back to Contents

Furthermore, in line with our strategy we entered into joint ventures for the development of innovative carbon-fiber based products for the automotive and wind energy industries. We acquired a majority interest in company with with F.A. Kümpers GmbH in April 2007 through which we have also gained access to innovative technologies for processing carbon fibers into multi-axial fabrics. We believe that these technologies will allow us access to large potential markets for carbon fibers, in particular, in the automotive and wind energy industries. Our strategic alliance with the Japanese Mitsubishi Rayon Corp. has already brought about the successful launch of a high-quality multi-filament carbon fiber in early 2007. Compared to the low-filament fibers already on the market, production of the new multi-filament fiber is particularly cost-effective while preserving the high standard of quality. We have concluded long-term purchase agreements with a major customer from the wind energy industry based on this high-quality multi-filament carbon fiber.

Seasonality

Our sales revenue from graphite electrodes fluctuates from quarter to quarter due to factors related to our customers’ businesses, such as customer inventory levels, scheduled customer plant shutdowns and vacations, and changes in customer production schedules in response to seasonal changes in customer energy costs, strikes and work stoppages by our customers’ employees. In addition, customers may change their order patterns in response to price changes. During the period prior to the effective date of a price increase, customers tend to buy additional quantities of graphite electrodes at the then lower price, which adds to our sales revenue during that period. During the period following the effective date of a price increase, customers tend to use those additional quantities before placing further orders, which reduces our sales revenue during that period. Similarly, customers tend to use up their inventories and delay purchases when they expect price reductions.

Raw Materials and Suppliers

The primary raw materials for graphite electrodes and graphite specialties products are petroleum coke (needle coke for electrodes and regular grades for specialty products), coal tar pitch and petroleum pitch. The primary raw materials for carbon electrodes are anthracite coal and coal tar pitch and, in some instances, a petroleum coke-based material. The primary raw material for flexible graphite is natural graphite flake, which is obtained primarily from China and Canada. Due to the wider range of technological products our Carbon Fibers & Composites business area produces, various key raw materials are required. In the case of carbon fibers, for example, these are polyacrylonitrile (“PAN”) fiber precursors, while the production of foils is based mainly on natural graphite.

The availability of high-quality raw materials is limited, and the market for our primary raw material petroleum coke, in particular needle coke, is dominated by a small number of large suppliers with substantial market power. This market may undergo further consolidation. We source all our raw materials from a variety of suppliers, including the most important petroleum coke suppliers. We have established strong ties to these suppliers and cooperated with them on the implementation of joint quality monitoring and improvement programs for many years. Procurement agreements with key suppliers, especially of needle coke, are for the most part annual, with most of our annual agreements having been regularly renewed in recent years. Our procurement agreements generally provide for fixed or minimum purchase quantities, by which we have managed to secure stable volumes of supply. Prices in annual agreements are usually fixed and renegotiated in case of renewal, while in case of agreements with a term of more than one year prices are calculated according to specified mechanisms on the basis of defined parameters such as suppliers’ raw material prices, particularly crude oil prices, and SGL’s average sales prices. Furthermore, in order to secure our long-term supply of the raw materials required for the production of carbon fibers we have signed a joint venture with Lenzing AG, Austria, in March 2007 and are currently awaiting approval of the joint venture by the competent antitrust authorities. In this joint venture, a special polyacrylonitrile (PAN) fiber precursor, a raw material for carbon fibers, will be manufactured which will make us independent of the purchase of this raw material for carbon fibers from third parties. In view of the foregoing, we believe that, under current conditions, we have secured our required supplies of raw materials at adequate quantities.

Back to Contents

We purchase electric power and natural gas used in our manufacturing processes from national as well as local power supply companies. In recent years, prices for petroleum coke have gone through cycles of both volatility and stability. During these times, we have mitigated the effect of price increases by improving operating efficiency and by implementing cost-cutting measures and hedging arrangements, such as long-term supply agreements for electric power and natural gas, as well as hedges for natural gas.

Marketing Channels and Customer Service

We sell our Performance Products in our local markets primarily through our direct sales force, which operates from our sales offices and is supported by our own customer service personnel. The SGL Group’s local sales organizations or local independent sales agents service export customers with the assistance of our direct sales force. Most of these independent sales agents have worked with the SGL Group for many years.

In the Graphite Materials & Systems and Carbon Fibers & Composites business units, we make the majority of our sales through our specialized sales organizations specifically dedicated to each such business area. We also use independent exclusive sales agents in certain locations. From time to time, the Performance Products sales organization also assists in sales of Graphite Materials & Systems products, particularly outside of Europe and North America.

Since we are globally oriented with a diverse customer base, we regularly hold regional conferences to present and discuss our business strategies, targets and philosophy with our representatives in Germany and throughout the world.

For many years, we have been strongly committed to supporting our sales activity by providing a high level of customer service. As with our sales and distribution organizations, each of our customer service personnel is specifically dedicated to one of our three business areas. In addition to providing basic support services, we also assist our customers with their technical problems, focusing on the design and operation of production equipment (such as EAF technology), as well as on specifications for and use of our products. Since 1992 we have established long-term cooperation arrangements with several key customers to focus on technical improvements and product development.

To our key accounts, we generally sell our products on the basis of annual framework sales agreements. These agreements usually provide for fixed prices. During the term of the agreement, the customers place orders in accordance with the terms and conditions of the agreement. Our customers in the Performance Products business area generally place orders for electrodes three to six months prior to the specified delivery date pursuant to their forecasted full-year demand. We manufacture and manage electrode inventory levels on the basis of rolling sales forecasts. Other products, particularly in the Graphite Materials & Systems and Carbon Fibers & Composites business units, are generally manufactured to order. Finished products are generally stored at our manufacturing facilities. We ship products to customers primarily overland and by sea, using “just in time” techniques where practicable.

Dependence on Patents or Licenses, Industrial, Commercial or Financial Contracts

We own over 300 patents registered in the United States, Europe and in other major world markets and have numerous applications pending for new technologies and processes. Our activities are continuously complemented by a global patent strategy in order to secure technology and market positions at an early stage. We thus applied for 95 new patents in 2006, 28 of which were for new inventions (compared to 18 the previous year). In addition, we have obtained licenses to various domestic and foreign patents. These patents, patent applications and licenses are, in the aggregate, important to our competitive position, and the loss of a great number of patents worldwide could have a material adverse effect on our business. In our Carbon Fibers & Composites business area we depend to a significant extent on patents and licenses (see Item 3, “Risk Factors — Risks Relating to Our Business — We may not be able to protect the intellectual property which may be important for the development of our Advanced Materials business area”). However, we believe that we are not currently dependent on any individual patent or license or group of patents or licenses in our established business areas.

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

The manufacture of graphite electrodes involves the following six primary processes:

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

The production of a variety of graphite specialties grades generally follows a process similar to that used for graphite electrodes, but uses additional forming techniques (such as isostatic and die molding), additional treatments like purification and more intricate machining. Specialty graphite products use different mixtures of raw materials due to fine grain formulations and different processing time periods.

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

Carbon fibers are based on PAN, which in a first step is thermally stabilized under oxygen at approximately 200-300° Celsius. The resulting oxidized fibers are already a saleable product. In a second step, oxidized fibers can be carbonized under nitrogen at approximately 1,200-1,400° Celsius. The resulting materials are carbon fibers which can either be prepared for sale on spools and in boxes or further processed by chopping, weaving and filament winding.

We use statistical process controls in all manufacturing processes and have implemented a quality management program that involves continuous in-house training. We generally warrant to our customers that our products will meet the SGL Group’s and the customers’ specifications. With the exception of 1997, in which we conducted a recall of graphite electrodes in North America due to a defect in a new piece of production equipment at one of our U.S. production sites, electrode returns and replacements have to date amounted to less than 1% of our sales revenue.

Back to Contents

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

We seek to minimize environmental risk by developing, implementing and improving material resources, production and abatement techniques. Using advanced techniques, we aim to improve working conditions and reduce the environmental impact of our own operations and those of our customers’ businesses. Our goal is to comply with the European Union’s Integrated Pollution Prevention and Control (“IPPC”) directive while at the same time creating economically and technically viable conditions to assure long-term competitiveness. We augment the efforts of our internal auditors, research and development team and operations supervisors with periodic, active cooperation with national and international state agencies and organizations. We have adjusted the organization of our environmental team to create an integrated Environmental, Health & Safety Audit (“EHSA”) management system tailored to the demands of our industry. Our goal is to achieve internal standards according to ISO 14001, generally recognized as the highest standard in this field. We use our Internal Management and Audit System for continuous EHSA Risk Assessment in our efforts to achieve permanent, sustainable improvements in performance.

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

With regard to the regulation of chemicals, the new EU regulation (EC) no. 1907/2006 of December 18, 2006, concerning the registration, evaluation, authorization and restriction of chemicals (“REACH”), imposes a new regulatory framework for the manufacture, importation and use of chemical substances in the EU which may entail increased compliance costs. Under the REACH regulation, enterprises manufacturing or importing a chemical substance in quantities exceeding one ton per year in or to the EU market are required to register the substance with the European Chemicals Agency by submitting comprehensive information on the properties of the substance and on how to effectively manage the risks entailed by the use of the substance for evaluation by the Agency. To this end, manufacturers and importers have to gather the relevant information and conduct safety assessments. Down-stream users of chemicals must implement the risk management measures for dangerous substances identified by suppliers. Failure to register means that the substance

Back to Contents

cannot be manufactured in or imported to the EU market. Currently about 30,000 substances are traded in the EU market at quantities exceeding one ton, and are therefore potentially covered by the REACH regulation. For approximately 1,500 substances of very high concern (carcinogens, mutagens, substances toxic to the reproductive system, substances which are persistent, bio-accumulative, and toxic, substances which are very persistent and very bio-accumulative, or substances of equivalent concern), an authorization may be required. Substances identified for authorization may only be manufactured, imported or used after the so-called “sunset-date” by companies which have obtained an authorization for a particular use. If the use of a substance entails unacceptable risks to the health or the environment, that substance may – either on its own, in a preparation or a processed article – be subject to EU-wide restrictions for use in certain products or for consumers or for all uses. The REACH regulation became effective on June 1, 2007; pre-registration of substances will take place from June 1, 2008 until December 1, 2008, and will be followed by three registration deadlines (on November 30, 2010, May 31, 2013, and May 31, 2018) for different categories of substances, depending on the volume band or level of concern of the substance. New substances need to be registered before they can be marketed in the EU; registration will start on June 1, 2008. The European Commission’s Impact Assessment in 2003 estimated the direct costs of REACH to the chemicals industry at a total of approximately €2.3 billion over an eleven year period. Since then, according to the European Commission changes in the proposed regulation have further reduced the administrative and cost burden for companies, in particular for those supplying substances in lower volumes and for small and medium enterprises. Furthermore, within twelve months of entry into force of REACH the Commission will review Annexes IV and V of the REACH regulation listing the substances exempted from registration where sufficient information is known and the risk is minimal, or exempted from registration under the current legislation.

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

Back to Contents

Organizational Structure

As a management holding company, SGL is legally separate from its various operating subsidiaries in the SGL Group. SGL’s Board of Management, however, provides overall strategic direction and monitors the operations of the Group. Individual members of the Board of Management have a group coordination function for specific business units and functional as well as regional responsibilities. See Item 6, “Directors, Senior Management and Employees—Directors and Senior Management—Board of Management”.

Our operational business is managed by Business Areas. At the beginning of 2002, we combined the former regional business units of Carbon and Graphite and Specialties into global Business Areas to improve efficiency and respond to the increasing globalization of our key customers. With this change and the divestiture of the surface protection business, all three of our Business Areas — Carbon and Graphite, Specialties and SGL Technologies — are organized on a global basis. Our organizational structure is thus identical with our segment reporting.

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

After years focusing on restructuring and refinancing as well as current global trends such as growing ecological challenges and accelerated substitution of traditional materials by advanced materials and innovations, SGL changed its corporate brand with effect from February 1, 2007 to “SGL Group – The Carbon Company”. In this context of realignment, SGL adjusted also its organizational structure into two business areas Performance Products and Advanced Materials.

Principal Subsidiaries

The following table lists SGL Group’s principal consolidated subsidiaries as at December 31, 2006 and its ownership interest in each:

Company Name	Location	Business Area	Ownership Interest	%

North America
SGL Carbon LLC	Charlotte, NC, USA	CG, S, SGL T	100.0
HITCO Carbon Composites, Inc	Gardena, CA, USA	SGL T	100.0
SGL Technic Inc.	Valencia, CA, USA	S, SGL T	100.0
M.G.P. LLC	Sinking Spring, PA, USA	S	100.0
SGL Carbon Technic LLC	Strongsville, OH, USA	S	100.0
SGL Canada Inc.	Lachute, Canada	CG	100.0
Europe
SGL Carbon GmbH	Meitingen, Germany	CG, S	100.0
SGL Technologies GmbH	Meitingen, Germany	SGL T	100.0
SGL Brakes GmbH	Meitingen, Germany	SGLT	100.0
SGL Carbon Beteiligung GmbH *	Wiesbaden, Germany	Corporate	100.0
SGL Carbon Technic SAS	Grenoble, France	S	100.0
SGL Carbon SpA	Milan, Italy	CG, S	99.7
SGL Carbon Holdings S.L.	La Coruña, Spain	Corporate	100.0
SGL Carbon S.A.	La Coruña, Spain	CG	99.9
Gelter Ringsdorff S.A	Madrid, Spain	S	64.0
SGL Carbon GmbH & Co	Steeg, Austria	CG	100.0
SGL Carbon Polska S.A.	Ratibor, Poland	CG, S	100.0
SGL Carbon SAS	Chedde, France	S	100.0
SGL Technic Ltd	Muir of Ord, Scotland	SGL T	100.0
SGL Carbon Ltd	Alcester, UK	S	100.0
P.G. Lawton (Industrial Services) Ltd.	Halifax, UK	SGL T	100.0

Back to Contents

Asia

Company Name	Location	Business Area	Ownership Interest	%

SGL Carbon Japan Ltd.	Tokio, Japan	S	100.0
SGL Carbon Far East Ltd.	Shanghai , China	S	100.0
SGL Carbon India, Pvt. Ltd.	Pune, India	S	100.0
SGL Carbon Karahm Ltd.	Sangdaewon-Dong, Korea	S	50.9
SGL Carbon Graphite Technic Co. Ltd.	Shanghai, China	S	100.0
Ningbo SSG Co. Ltd.	Ningbo, China	SGL T	60.0

*	SGL Carbon Beteiligung GmbH and SGL CARBON Holdings S.L. are 100% direct or indirect subsidiaries of SGL Carbon AG that serve as holding companies for various other holding companies and operating subsidiaries within the SGL Group.

Property, Plant and Equipment

As of December 31, 2006, we operated 38 main manufacturing facilities worldwide, all of which are located in Europe, North America and Asia. Effective January 2005, we sold the surface protection and plastic application business with manufacturing facilities in Germany, United States, China, France and Italy. We also have other properties, including office buildings, research laboratories and warehouses, primarily in United States, Germany, Poland, France, Italy and Austria. The size of land we own is approximately 1,913 thousand square meter in the United States (473 acres), 804 thousand square meters (199 acres) in Germany, 727 thousand square meters (180 acres) in Poland, 619 thousand square meters (153 acres) in Italy, 341 thousand square meters (84 acres) in Canada, 174 thousand square meters (43 acres) in France, 168 thousand square meters (42 acres) in Austria and 114 thousand square meters (28 acres) in Spain. We own most of our manufacturing facilities and other properties.

We are harmonizing our manufacturing processes throughout the Group to permit global sourcing from all locations with consistent and interchangeable quality levels. We produce graphite electrodes in the United States, Canada, Germany, Italy, Spain, Austria and Poland. Carbon electrode production is concentrated in Poland and cathodes and furnace linings are manufactured in Germany and Poland. Our feeder stock for specialty graphite products is manufactured in Germany, France and the United States. In Europe, we have further optimized production by concentrating extruded, molded and isostatic pressed graphite product grades in the facilities best suited for this work. We have taken similar restructuring measures in North America, discontinuing manufacture of molded and isostatic products in the United States. We produce our process technology products in Germany, with additional production facilities in France and the United States. Approximately 70% of our carbon fibers and composites are manufactured outside of Germany, primarily in the United States and the United Kingdom.

We currently have capacity to manufacture approximately 280,000 metric tons of heavy bulk carbon and graphite products annually (excluding Specialties). This capacity includes approximately 220,000 metric tons of graphite electrodes. In 2006, we sold approximately 209,000 metric tons of graphite electrodes compared with 222,000 metric tons in 2005.

Back to Contents

As of March 31, 2007 we operated the following main facilities

Primary Use

Location	Manufacturing	Sales	Administration	Business Area	Owned/Leased

Europe
Wiesbaden, Germany1)			x	Corporate	Leased
Meitingen, Germany	x	x	x	PP, GMS, CFC	Owned
Griesheim, Germany2)	x			PP	Owned
Bonn, Germany	x	x	x	GMS	Owned
Steeg, Austria	x		x	PP	Owned
Milan, Italy		x	x	PP, GMS	Leased
Verdello, Italy	x	x	x	GMS	Leased
Narni, Italy	x			PP	Owned
Ascoli Piceno, Italy	x			PP	Owned
Chedde, France	x	x	x	GMS	Owned
Grenoble, France	x	x	x	GMS	Owned
La Coruna, Spain	x	x	x	PP	Owned
Madrid, Spain	x	x	x	GMS	Owned
Ratibor, Poland	x		x	PP	Owned
Nowy Sacz, Poland	x	x	x	PP, GMS	Owned
Inverness, Scotland	x		x	CFC	Owned
Halifax, England	x			CFC	Leased
Alcester, England		x		GMS	Leased
Novotscherkassk, Russia	x	x	x	GMS	Leased
North America
Charlotte, North Carolina3)		x	x	Corporate	Owned
Morganton, North Carolina	x			GMS	Owned
Hickman, Kentucky	x			PP	Owned
Ozark, Arkansas	x			PP	Owned
Valencia, California	x	x	x	GMS	Owned
Lachute, Quebec, Canada	x	x	x	PP	Owned
Kitchener, Ontario, Canada	x	x	x	GMS	Leased
St. Marys, Pennsylvania	x	x	x	GMS	Owned
Strongsville, Ohio	x	x	x	GMS	Owned
Arkadelphia, Arkansas	x			GMS	Leased
Sinking Spring, Pennsylvania	x	x		GMS	Leased
Gardena, California	x	x	x	CFC	Owned
Cheshire, Connecticut	x	x		GMS	Leased
Evanston, Wyoming	x			CFC	Leased
Asia
Tokio, Japan		x	x	PP, GMS, CFC	Leased
Ningbo, China	x	x	x	GMS	Leased
Shanghai, China	x	x	x	PP, GMS	Leased
Daegu (Kyung Ki-Do), Korea	x	x	x	GMS	Owned
Pune, India	x	x	x	GMS	Owned
Banting, Malaysia	x	x	x	PP	Owned
Kuala Lumpur, Malaysia	x	x	x	PP, GMS, CFC	Leased

1)	Corporate Headquarters
2)	Right to construct buildings on land owned by a third party in Germany (Erbbaurecht) under German law, comparable to a long-term ground lease
3)	Head Office, North America

As of December 31, 2006 we had material pledges on our property under the syndicated loans. These agreements entailed the pledging of equity interests of most Group companies. The rights of use of intangible assets have been assigned for all German members of the Group, for two U.S. subsidiaries, and for SGL CARBON SpA in Italy. For more details on the pledges properties; see Item 10, “Additional Information – Material Contracts”. We believe that our facilities, which are of varying ages and types of construction, are in good condition, are suitable for our operations and generally provide sufficient capacity to meet our requirements for the foreseeable future.

Back to Contents

In our Performance Products business area we strengthened our core graphite electrodes business by constructing a new graphite electrodes production hub in Banting, Malaysia which we expect to begin production (machining and graphitization) in 2008. Its initial annual production capacity of approximately 30,000 metric tons can be expanded to up to approximately 60,000 metric tons. In our Graphite Materials & Systems business unit, we intend to increase our capacity for the production of extruded and isostatically molded graphite and optimize our production infrastructure for expanded graphite products in the EU, North America and Asia. In order to increase our capacity for the production of directly processable carbon fiber based prepregs, we commissioned a state of the art production site in Meitingen, Germany in December 2006. The new production facility allows us to expand the range of prepregs to larger applications and from niches into already established and growing markets. In addition, we have secured the long-term supply of raw materials for the production of carbon fibers through our joint venture with Lenzing AG, Austria. Furthermore, we plan to start operation of a new carbon fiber production line in August 2007 and two additional lines by 2008. We believe that these measures will increase our carbon fiber production capacity from 2,400 tons at present to 6,600 tons by the end of 2010. Capacity utilization levels remain high at all of our plants.

Item 4A. Unresolved Staff Comments

None.

Back to Contents

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read this operating and financial review together with the description of our business, the general information about SGL Group and the Consolidated Financial Statements, including the notes thereto contained elsewhere in this annual report. We prepared our consolidated financial information in accordance with IFRS or, where indicated, in accordance with U.S. GAAP. IFRS differs in certain significant respects from U.S. GAAP. See “– U.S. GAAP reconciliation” and “– Significant differences between IFRS and U.S. GAAP” as well as notes 35 to our Consolidated Financial Statements contained elsewhere in this annual report. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by our forward looking statements. See “Forward-looking statements” and “Risk Factors.”

Overview

The SGL Group is one of the world’s leading carbon companies. We provide our customers with a global distribution network that is supported by more than 38 production locations in the European Union, Russia North America and Asia. Our key to success is a comprehensive portfolio of materials and the relevant technologies. As a result our product solutions are applied in a wide range of industries with a focus on steel, aluminum, chemical, automotive, energy and aerospace. Our customers are located in industrialized countries throughout the world. In 2006, we sold products in more than 80 countries, with sales outside Germany accounting for approximately 85% of our sales revenue.

Until December 31, 2004, 18 subsidiaries and two joint ventures were excluded from consolidation and accounted for at cost, since these were deemed to be not material as whole. In the Consolidated Financial Statements as of December 31, 2005, these subsidiaries have been included in consolidation and the joint ventures have been accounted for using the equity method. In this context, the opening balances of assets, liabilities and equity as of January 1, 2004, as well as the Consolidated Balance sheet as of December 31, 2004 and the Consolidated Income Statement and Cash Flow Statement for the year then ended, have been restated retrospectively.

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

The revised IAS 1 “Presentation of financial statements” defines a presentation of current and non-current assets and liabilities as separate groups in the Consolidated Balance Sheets. The standard must be used for reporting periods of a fiscal year beginning on January 1, 2005 or later. The company’s Consolidated Balance Sheet was structured accordingly and the previous years’ figures were adjusted. In prior years, we presented costs related to antitrust proceedings and restructuring expenses separately in our Consolidated Income Statements. Beginning with the year ended December 31, 2005, we have stopped reporting these items separately and the prior years statements have been adjusted to reflect his change.

Business Realignment

We realigned our business areas with effect from February 1, 2007 creating a new structure consisting of two business areas “Performance Products” and “Advanced Materials” encompassing three business units: “Performance Products,” “Graphite Materials & Systems” and “Carbon Fibers & Composites.” Performance Products corresponds to the former Carbon and Graphite business area and contains the new business unit Performance Products. Advanced Materials comprises the former Specialties and SGL Technologies business areas which have been re-grouped into the two remaining business units, Graphite Materials & Systems and Carbon Fibers & Composites. Graphite Materials & Systems comprises the activities of the former Specialties business area as well as the expanded natural graphite business line which was previously part of the former SGL Technologies business area, while Carbon Fibers & Composites encompasses the carbon fiber and composites activities of the former SGL Technologies business area.

Back to Contents

Since the beginning of 2005, we managed our operations in three business areas that reflect the products that we produce and market – Carbon and Graphite, Specialties, and SGL Technologies. Prior to 2005, we operated a fourth business area, Corrosion Protection. We discontinued the Corrosion Protection business area in January 2005 due to the sale of our Surface Protection and Plastic Process Technologies businesses, which represented more than 70% of the sales of this business area. The remaining process technology business was reclassified from Corrosion Protection to Specialties. The segment reporting for all previous years has been adjusted to reflect this reorganization. The divested surface protection business is shown separately as a discontinued operation for the years discussed in this report. All other descriptions and discussions refer to the continuing operations.

SGL Excellence

Our SGL Excellence program focuses on creating customer value and enhancing our competitiveness. We have based our SGL Excellence program on a philosophy which focuses on a culture of continuous improvement. In connection with the SGL Excellence program, we generated significant cost savings based on continuing cost reduction projects and restructuring programs. As part of these restructuring programs, we significantly reduced our total number of employees. Total cost savings attributable to these and other initiatives amounted to approximately €26 million, approximately €21 million, and approximately €36 million in 2006, 2005 and 2004, respectively. We are targeting further cost reductions in the future. Our planned measures include:

•	further optimizing our production system, including moving our operations to lower-cost facilities;

•	continuous improvements in raw materials and energy utilization; and

•	outsourcing and/or streamlining non-core functions.

The SGL Excellence program has provided sustainable cost reductions, having contributed total annual cost reductions across all functions since its launch. Our ability to achieve cost savings will depend on a number of factors. These factors include our ability to accurately estimate the magnitude of costs incurred in connection with the implementation of our cost-reduction measures and our ability to achieve targeted operating efficiencies with a leaner production base.

Currency exchange exposure

We generate revenue primarily in U.S. dollars and in euro. The remainder of our revenue is denominated principally in other European currencies (primarily British Pounds and Polish Zloty). Purchases of our principal raw material, petroleum coke, are denominated in U.S. dollars. Other principal production costs, such as labor and energy, are denominated in the currency of the country in which the relevant production facilities are located. We currently operate our primary manufacturing facilities in Europe and North America.

Fluctuations in currency rates, especially between the U.S. dollar and the euro, can influence our operating and financial results. After the value of the U.S. dollar declined relative to the euro during 2004, reaching a low-point at the end of 2004, the U.S. dollar strengthened against the euro in 2005, weakened again in 2006. Currency fluctuations have several effects on our results, some of which may offset others. A weak dollar tends to have a negative effect on revenue and results. See Item 3 “Risk Factors – Risks relating to our business – We are exposed to currency exchange rate risks and interest rate risks.” In addition, we have major assets, debts and other liabilities in the United States or denominated in U.S. dollars. Fluctuations in the euro-U.S. dollar exchange rate can cause currency translation effects in our consolidated balance sheet. A continued increase in the value of the euro relative to the U.S. dollar reduces our dollar denominated liabilities and it also reduces the contribution of our U.S. businesses to our consolidated results of operations. A stronger dollar will tend to increase, and a weaker dollar to decrease, our non-current and current assets as well as equity and liabilities. In the 2004 fiscal year, the translation effect of all exchange rate fluctuations increased our equity by €2.3 million, which was due to the fact that the weakening of the U.S. dollar was offset by the strengthening of other currencies (mainly the Polish zloty). In 2005, our equity increased by €20.5 million mainly due to the stronger U.S. dollar. In the 2006 fiscal year, our equity decreased

Back to Contents

by €15.3 million mainly due to the weaker U.S. dollar. The ultimate impact of currency exchange rate fluctuations on our net income will depend on the circumstances at any given time.

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

Sales revenue

We generate revenue primarily through the manufacture and sale of carbon and graphite products to customers from several industries, including steelmaking, aluminum production, chemicals, mechanical and systems engineering, automotive, energy and aerospace. Our revenue from trading and other sources is not significant.

Our consolidated sales revenue reflects net sales, that is, sales revenue after elimination of intersegment sales. The following table shows the sales revenue of the SGL Group and its year-on-year change on a consolidated basis as well as by business area/unit and geographical region for the years ended December 31, 2006, 2005 and 2004. After the divesture of the Surface Protection and Plastic Process Technologies businesses in beginning of 2005 we reclassified the remaining Process Technology business into the Specialties business area and no longer present a Corrosion Protection business area. All prior periods have been adjusted accordingly.

	Year ended December 31,

	2006		2005		2004

	(€ in millions)	(% change)	(€ in millions)	(% change)	(€ in millions)
SGL Group consolidated total	1,190.8	11.4	1,068.8	13.2	944.0
By business area:
Carbon & Graphite	716.1	11.2	643.7	14.4	562.5
Specialties *	301.1	14.3	263.4	6.9	246.3
SGL Technologies	171.3	7.7	159.0	19.1	133.5
Other	2.3	(14.8)	2.7	58.8	1.7
By geographical region:
Germany	179.9	26.1	142.7	1.9	140.0
Rest of Europe	403.6	6.1	380.4	18.8	320.2
North America	293.8	3.5	283.8	13.5	250.0
Rest of World	313.5	19.7	261.9	12.0	233.8

*	After the sale of the surface protection business, we reclassified the Process Technology business from Corrosion Protection to Specialties and no longer present the Corrosion Protection business area. All sales revenue numbers for the years presented have been adjusted to reflect this reclassification.

Sales revenue is recognized at the time of transfer of risk, following delivery of a product or rendering of the services, net of any discounts and rebates granted. We grant discounts to our customers for early payment of amounts outstanding. We also provide volume discounts to our customers based on their total purchases during a specified term. Such discounts are recorded as a reduction of revenue based on our estimate of the number of customers that will ultimately earn these discounts. We record most of our revenue under purchase contracts with major industrial

Back to Contents

customers, with the timing of revenue recognition dependant on the specific terms of these contracts. If product sales are subject to customer acceptance, we do not recognize revenue until the customer accepts the product.

Over the last decade, we have significantly broadened the geographical range of our sales in North America and Europe. Since 2001 we have also been increasing our revenues generated in Asia, a trend that we expect to continue in the coming years with the ongoing industrialization of eastern and southeastern Asia. We believe that our broad base, having a product portfolio that serves many industries, and the global distribution of our business reduces our exposure to economic cyclicality in any single region or customer industry. In particular, the target industries of the former Specialties business area are more strongly diversified, thereby reducing to some degree that business area’s exposure to economic slow-down in any one key industry.

Cost of sales

Major components of cost of sales include the cost of raw materials, personnel expenses and energy. Raw material costs in the former Carbon and Graphite business area consist primarily of purchases of petroleum-based needle coke and coal tar binder and impregnation pitch. Specialties production uses similar raw materials as well as additional forming techniques, treatments and combinations of other raw materials. Historically, we have not had difficulty obtaining these raw materials. Procurement agreements with key suppliers, especially of needle coke, are used to secure the necessary supplies of raw materials. Some of these agreements are long-term (i.e. three years or above), but most are on an annual basis and have been regularly renewed in recent years. Our procurement agreements generally provide for fixed or minimum purchase quantities, which provide us with stable volumes of supply. Prices in annual agreements are usually fixed and renegotiated on renewal, while in the case of agreements with a term of more than one year prices are calculated according to specified formulas based on defined parameters such as the suppliers’ raw material prices, particularly crude oil prices, and SGL’s average sales prices. The market for high quality graphite electrodes continues to be under strain due to the shortage of the most important raw material – high quality needle coke. However, in view of our long-term supplier relationships, we do not anticipate procurement bottlenecks in 2007 or 2008.

Personnel expenses, including wages, salaries, social security and pension expenses, represent the second most significant item in our cost of sales. We incur substantial energy costs, primarily for electricity, in connection with the production of our graphite electrode and other graphite and carbon products. Energy costs over the last several years have been highly volatile and trending upwards. Our cost of sales includes straight-line depreciation of property, plant and equipment having estimated useful lives ranging from three to 41 years. In the periods discussed below, raw material and energy prices have generally increased, reducing gross profit margin (calculated as sales revenue less cost of sales, divided by sales revenue).

Selling expenses

Selling expenses consist primarily of the expenses of our sales organization as well as distribution expenses, such as packaging materials, freight charges and sales commission expenses. We include in sales organization expenses wages and salaries, social security, pension expense, office space and expenses, in each case related to our sales force.

Research costs

We incur research costs in connection with the development of new materials and compounds for high technology applications, particularly for development of products in the SGL Technologies business area, such as carbon ceramics for the automotive industry and components for fuel cells. In 2005, we began merging the previously decentralized research and development activities into the newly created central function “Technology and Innovation” (“T&I”). This centralization process was largely completed in the 2006 fiscal year. This results in optimization of the information flow, shorter and more transparent decision-making processes and more cost-effective use of the infrastructure. All this directly increases the efficiency of our research and development activities. It is not, however, directly targeted at reducing costs. In 2006, we succeeded in making our research and development services much more effective by coordinating our innovation strategy directly with the strategies

Back to Contents

adopted by the SGL Group operating units, selecting and conducting projects in a disciplined manner and clearly focusing on commercial applicability. For more information on our research and development activities and the advantages of our new T&I research organization, see “Research and Development, Patents and Licenses, etc.” below.

General and administrative expenses

Our general and administrative expenses comprise personnel and non-personnel costs attributable to the SGL Group’s parent holding company and other administrative centers. These costs include accounting, treasury, senior human resources management and legal expenses, the cost of professional advisors and pension expense related to personnel in general administration. We also incurred general and administrative expenses in connection with the development of a common management information system and external advisory expenses related to acquisitions, divestments and other corporate projects. Since the beginning of 2005, general and administrative expenses include expenses related to the implementation of certain procedures required under the Sarbanes-Oxley Act and, starting in 2006, to the audit required thereunder.

Other operating income / expense (net)

The major components of other operating income (expense) include costs relating to antitrust proceedings, restructuring expenses, insurance payments received, exchange gains and losses from operating activities, gains and losses from sales of property, plant and equipment, bank charges and income and/or loss from additions to and releases of provisions.

Restructuring expenses are included in other operating expenses. Expenses in connection with EU antitrust proceedings are shown separately to increase transparency for any year-on-year comparison. Expenses related to the continuing restructuring programs (initiated in prior years) and other measures to improve efficiency and further reduce costs resulted in a total expense of €4.2 million in 2006 (€20.8 million in 2005 and €19.7 million in 2004). Expenses recorded in connection with EU antitrust proceedings resulted in a charge of €32.1 million in 2006 (€0.0 million in 2005 and €0.0 million in 2004). We paid to the European Commission in 2006 the final fine for graphite electrodes imposed on us by it on July 18, 2001 and finally assessed by the European Court of Justice (the “ECJ”) at €75.7 million, excluding interest. The maximum amounts of the EU fine finally assessed by the ECJ at €18.5 million plus accrued interest on May 10, 2007, and the EU fine still being appealed were fully provided for on our Consolidated Balance Sheet at the end of 2006. We have cash deposited €23.6 million covering the fine that had been imposed by the European Commission in connection with mechanical and electrical contacts at the end of 2003. The graphite specialties fine of €22.3 million including accrued interest was previously secured by bank guarantees and on February 8, 2007, cash deposited to the European Commission without legal recognition of the 2005 European Court of First Instance (the “CFI”) judgment. For more information on the European antitrust proceedings, see Item 8, “Financial Information – Legal Proceedings – Antitrust court proceedings (Europe/Korea)” below.

Net financing costs

Our financial result comprises interest expense and interest income as well as other financing costs. Interest expense includes, among other things, interest expense on loans, the interest component of appropriations to pension provisions and accrued or paid interest on liabilities from antitrust proceedings. When the United Stated Department of Justice (the “DOJ”) imposed a fine on SGL in connection with an antitrust investigation in 1999, we discounted the resulting antitrust fine to its present value and recorded this amount as a liability on our Consolidated Balance Sheet using an interest rate of 4%. In each succeeding reporting period, we have recalculated the present value of this liability, which has resulted in a regular interest expense from the discounting of the liability. In the first half of 2002, we agreed to an amended fine payment schedule with the DOJ. This amended payment schedule resulted in a one-time reduction in our net financing costs due to a reduction in the present value of the outstanding antitrust liability, which was paid in full in 2005.

Because the DOJ antitrust liability was denominated in U.S. dollars, changes in the euro/U.S. dollar exchange rate from period to period may give rise to translation effects on our Consoildated Balance Sheet. To reduce the resulting exposure to currency exchange rates, we hedged the antitrust

Back to Contents

liability. However, we retained exposure to non-cash adjustments in the amount of the remaining antitrust liability. We recorded these non-cash adjustments under other financial results at the end of each reporting period. As of December 31, 2005, the DOJ antitrust liability was paid in full.

We also included an accrued interest portion for the EU fines starting in 2003. This is reflected in a separate line within the net interest result. Until end of 2005 we accrued amounts based on an estimated interest rate. Background for such treatment was our appeal on interest charges raised by the EU commission in the three fines. This appeal was finally rejected by the ECJ in connection with the final decisions of the fine for graphite electrodes on June 29, 2006. As a consequence we fully provisioned or partly paid in case of the graphite electrode case outstanding interest on the level of the originally imposed interest rate by the EU-Commission. Based on the decision from June 29, 2006 we had to expense an additional interest portion of €12.8 million in 2006 besides the normal expenses amounting to €1.3 million in 2006.

As a result of the financing of payments related to antitrust proceedings since 1998, the funding of development and start-up expenses of our brake disc businesses since 1999, the acquisition of the KCH group (a major part of the former SGL Acotec Group) in 1999 and ZEW (now SGL CARBON Polska S.A.) in 2000 net interest expense increased. Our net interest expense peaked in 2005 due to the financing completed in February 2004 mainly impacted by the 8.5% coupon on the €270.0 million Old Senior Notes issued by SGL CARBON Luxembourg S.A (see item 10, “Additional Information – Material Contracts – The Old Senior Notes”). We successfully managed to reduce our net financial debt during the past two years from €321.6 million at the end of 2004 to €229.1 million at the end of 2006.

Income tax benefit (expense)

Tax expenses include current and deferred income tax expenses. Our income tax expense reflects income tax liabilities in respect of pre-tax earnings from our consolidated group companies, which cannot offset these earnings against existing tax loss carry-forwards or other tax credits in other consolidated group companies. Deferred tax benefits and expense result from the capitalization of deferred taxes or the revaluation of capitalized deferred tax assets that arose from tax loss carry-forwards as well as from temporary differences between the carrying amounts of assets and liabilities in financial statements prepared under IFRS as compared to the amounts prepared under local tax accounting rules (calculated by the balance sheet liability method). In 2006, 2005 and 2004 deferred tax assets from tax loss carry-forwards were uniformly recognized in the Consolidated Financial Statements on the basis of a rolling projection of the estimated earnings to be taxed at the level of individual subsidiaries or on the level of tax groups. Uncertainties about certain planning assumptions and other underlying conditions are taken into account. Based on the restructuring measures taken, the disposal of the loss generating Surface Protection business, the significant reduction of the net financial debt and the improved economic market environment for our business segments, we assume that the capitalized deferred tax assets on loss carry-forwards can be utilized in the future.

German corporations are subject to a uniform 25% corporate income tax on both distributed and retained earnings. Furthermore, a solidarity surcharge of 5.5% is added to the corporation tax rate, resulting in an overall corporation income tax rate of 26.4% for 2006, 2005 and 2004. German corporations are also subject to a trade tax. The amount of the trade tax depends on the municipality in which a company maintains its operations. The trade tax generally amounts to between approximately 15% and 20% of taxable earnings, depending on the municipality’s tax assessment rate. Trade tax is deductible as an operating expense in the calculation of a company’s income that is subject to corporation tax. The overall German income tax rate thus amounts to 38.4%. Due to changes in German legislation, generally only 60% of tax loss carry-forwards may be offset from current annual income. Losses up to an amount of €1 million can be completely deducted from corporation income tax as well as from trade tax.

The income tax rate for our American companies is currently 39% (2005: 39%). Some of the income tax rates for other foreign group companies were significantly lower. In 2006 and 2005, these were 35% in Spain, 34% in France, 33% in Canada, 30% in the UK, 25% in Austria and 19% in Poland.

Back to Contents

Operating Results

The following table shows our Consolidated Income Statements for the 2006, 2005 and 2004 fiscal years.

	Year ended December 31,

	2006		2005		2004

	(€ in millions)	% change	(€ in millions)	% change	(€ in millions)
Sales revenue	1,190.8	11.4	1,068.8	13.2	944.0
Cost of sales	(806.8)	8.0	(746.7)	9.6	(681.3)
Gross profit	384.0	19.2	322.1	22.6	262.7
Selling expenses	(132.3)	4.3	(126.8)	6.5	(119.1)
Research costs	(25.5)	41.7	(18.0)	(6.3)	(19.2)
General and administrative expenses	(51.4)	6.9	(48.1)	10.3	(43.6)
Other operating income and (expenses), net	(36.9)	125.0	(16.4)	(24.8)	(21.8)
Profit from operations	137.9	22.3	112.8	91.2	59.0
Net financing costs	(61.5)	(6.3)	(65.6)	6.0	(61.9)
Profit (loss) before tax	76.4	61.9	47.2	—	(2.9)
Income tax expense	(35.5)	85.9	(19.1)	—	(1.6)
Net profit (loss) for the period from continuing operations	40.9	45.6	28.1	—	(4.5)
Discontinued operations	0.0	—	0.0	—	(81.8)
Minority interests	(0.2)	—	0.1	—	(0.1)
Net profit (loss) attributable to shareholders	40.7	44.3	28.2	—	(86.4)

The following table shows selected Consolidated Income Statement data expressed as a percentage of total sales revenue for the years 2006, 2005 and 2004:

	Year ended December 31,

	2006 (%)	2005 (%)	2004 (%)

Sales revenue	100.0	100.0	100.0
Cost of sales	(67.8)	(69.9)	(72.2)

Gross profit	32.2	30.1	27.8
Selling, research, general and administrative and other operating income and expenses, net *)	(20.6)	(19.5)	(21.5)

Profit from operations	11.6	10.6	6.3
Net financing costs	(5.2)	(6.2)	(6.6)
Income tax expense	(3.0)	(1.8)	(0.2)

Net Profit (loss) (includes minority interests)	3.4	2.6	(0.5)

Discontinued operations	0.0	0.0	(8.7)

Net Profit (loss) attributable to shareholders	3.4	2.6	(9.2)

*)	Includes expenses in connection with EU antitrust proceedings of €32.1 million in the year ended December 31, 2006.

Back to Contents

2006 Compared to 2005

Overview

•	Increase in sales revenue of 11.4% to €1,190.8 million and improvement of profit from operations[1] by 22.3% to €137.9 million, with an increase in sales revenues in all business areas.

•	Return on sales (“ROS”)[2] increased from 10.6% to 11.6% (due to ongoing site optimization) and return on capital employed (“ROCE”)[3] increased from 13.8% to 16.0%.

•	Capital expenditures of €65.2 million, an increase of €20.5 million from 2005, creating a strong foundation for sustainable growth.

•	Announcement of our strategic investment in Malaysia.

•	Further consistent reduction of net financial debt[4] from €264.7 million to €229.1 million.

•	Cash provided by operating activities decreased by 31.4% to €12.0 million due to increased payments for antitrust proceedings.

•	Payment of antitrust fines of €99.7 million in 2006 (2005: payments of outstanding fines of €70.2 million). All pending proceedings have been completely provided for and funded with additional provisions of €8.6 million. All current proceedings are fully funded as the last outstanding fine was funded on February 8, 2007.

•	Successfully placed capital increase with a net cash inflow of €82.1 million.

•	Further improvement in the equity ratio[5] from 27.1% to 35.3%, and in gearing[6] from 0.8 to 0.5.

•	Established the goal of becoming the leading carbon company, reflected in our new name, “SGL Group – The Carbon Company,” capturing our continuing focus on customer benefit with the Group’s claim of “Broad Base. Best Solutions.”

Sales revenue

Consolidated sales revenue increased by 11.4% from €1,068.8 million in 2005 to €1,190.8 million in 2006. This was primarily due to the sustained trend of strong demand in our main customer industries driven by good overall economic development, leading to carbon and graphite volume growth and price increases.

Based on the positive development in all three business areas, the portion of the Group’s sales revenues accounted for by each business area remained largely unchanged with Carbon and Graphite generating 60.1%, Specialties generating 25.3% and SGL Technologies generating 14.4% of the Group’s sales revenue in 2006. The sales revenue of Carbon and Graphite totaled €716.1 million in 2006, increasing by 11.2% from €643.7 million in 2005. Specialties increased its sales revenue from €263.4 million in 2005 to €301.1 million in 2006, an increase of 14.3%. SGL Technologies generated an increase in sales of 7.7% from €159.0 million in 2005 to €171.3 million in 2006.

Sales revenue by region during fiscal year 2006 also remained largely unchanged from 2005: Germany 15.1%, other European countries 33.9%, North America 24.7%, rest of the world 26.3%.

Our sales revenue developed in the individual business areas as follows:

Carbon and Graphite: Prior to 2006, the Carbon and Graphite business area benefited from the ongoing positive development of the steel business. In 2006, there was also positive momentum due to

1	Profit from operations is a not a uniformaly or legally U.S. GAAP financial measure. For reconciliation of profit from operations to net income please see Item 3, Key Information – Selected Financial Data.
2	Return on sales (“ROS”) is a not a uniformaly or legally U.S. GAAP financial measure. It is the ratio of gross profit to sales revenue.
3	Return on capital employed (“ROCE”) is a not a uniformaly or legally U.S. GAAP financial measure. It is the ratio of profit from operations divided by the amount of intangible assets, property, plant and equipment, inventories and trade receivables less trade payables at the end of the year.
4	Net financial debt is a not a uniformaly or legally U.S. GAAP financial measure. It is defined as financial liabilities plus accrued refinancing costs less cash and cash equivalents.
5	Equity ratio is not a uniformaly or legally U.S. GAAP financial measure. It is defined as ratio of shareholders’ equity to total assets.
6	Gearing is not a uniformaly or legally U.S. GAAP financial measure. It is defined as net financial debt divided by shareholders’ equity.

Back to Contents

the upturn in demand in the aluminium and silicon industries. Carbon and Graphite sales increased by 11.2% in 2006 (after adjusting for foreign currency changes: 11.8%) to €716.1 million (2005: €643.7 million). Volume and price effects impacted the reported sales by a decrease of 1.7% and an increase of 13.5% respectively, in comparison to the previous year. After a record year in 2005 (222,000 tons), shipments of the core product graphite electrodes reached 209,000 tons. The increase in shipments in 2005 was mainly due to increased demand from certain customers. Despite reduced shipments in 2006 compared to 2005, we were able to increase sales revenues in all regions in 2006. In 2006, significant price increases were achieved in both the euro- and the U.S. dollar-zones. On a local currency basis, average prices for the core product graphite electrodes increased by approximately 22% in the U.S. dollar-zone and by approximately 10% in the euro-zone compared to the previous year. The continued strong steel cycle and the stable trend for 2007 had a positive effect on our graphite electrode order backlog at the end of 2006.

The global demand and market development for carbon electrodes has been stable. The market for carbon electrodes is highly competitive due to excess capacities of suppliers and strong cost competition from low-wage countries. However, as a result of some competitors leaving this market, as well as our focus on the optimization of the cost structure of carbon electrodes, we were able impove our results. A significant upward trend was evident in the aluminum industry in 2006. Sales for cathodes were up significantly on the previous year as a result of a higher level of shipments. In addition, a further shift in demand to high quality graphitized cathodes was recorded. The furnace lining business was sold out again due to ongoing strong demand in the primary steel industry. All capacities in the Carbon and Graphite business area were utilized at a very high level in 2006.

Specialties: Sales in the Specialties business area increased by 14.3% (after adjusting for foreign currency changes: 15.4%) from €263.4 million in the previous year to €301.1 million in 2006. Approximately one third of Specialties sales in 2006 was attributable to products introduced over the last four years. As a result of higher demand from all the customer industries, sales increases were achieved in all Specialties businesses. The strong increase in demand for our products from the solar, LED and semiconductor industries, as well as the composite materials for industrial applications strongly supported the sales growth in graphite specialties. The process technology business line achieved an increase in sales compared to the previous year due to expanding Asian presence and rising chemical industry demand. The ROS in the Specialties business area increased from 7.5% in 2005 to 10.6% in 2006.

SGL Technologies: In 2006 the SGL Technologies business area generated a sales increase of approximately 7.7% in the fiscal year (after adjusting for foreign currency changes: 7.7%) from €159.0 million in the previous year to €171.3 million in 2006. This growth was achieved mainly with carbon fibers and carbon-ceramic brake discs for high-quality automobiles. One of the most important factors for the rapid growth of the carbon fiber area is the high demand for larger rotor blades for wind turbines. In addition, we had increased demand for the carbon fibers we produce that are used in the thermal plastic industry for the manufacture of casing for notebooks, mobile phones and other electronic devices.

Cost of sales and gross profit

Consolidated cost of sales increased by 8.0% from €746.7 million in 2005 to €806.8 million in 2006. Compared to the consolidated sales revenue growth of 11.4%, the increase in cost of sales was limited despite higher raw material and energy prices in 2006 mainly as a result of the ongoing successful cost reduction initiatives within our SGL Excellence program. Raw material and energy prices increased on average by approximately 15% during 2006 over the average prices in 2005. Nevertheless we were able to increase the efficiency of loading of our capacities resulting in corresponding savings in raw material usage per finished ton of material. We were similarly able to optimize our consumption of energy, both electricity and gas, throughout our manufacturing processes. Personnel expenses increased only slightly year-on-year.

Gross profit increased by €61.9 million or 19.2% from €322.1 million in 2005 to €384.0 million in 2006. Gross return on sales revenue, representing gross profit as a percentage of sales revenue, increased from 30.1% to 32.2%. Contributing substantially to this were the favorable price developments in almost all businesses. We continued to offset significant increases in energy

Back to Contents

(electricity and gas) and raw material prices by continuing our cost reduction programs as well as through price increases.

Selling expenses, research costs, general and administrative expenses, other operating expense (net)

Selling expenses increased to €132.3 million in 2006 compared to €126.8 million in the previous year, an increase of €5.5 million that was mainly caused by the increase in sales volumes. The ratio of selling expenses including freight costs in relation to sales was reduced from 11.9% in 2005 to 11.1% in 2006.

Research costs increased in line with our innovation strategy to €25.5 million in 2006 (which represented 2.1% of sales revenues) from €18.0 million in the previous year reflecting increased activity both in the further technological development of the existing product portfolio, as well as opening new potential markets and technologies. Part of the development costs were capitalized in 2006 in accordance with IAS 38. Due to the early product life-cycle of our SGL Technologies business lines, a significant component of the costs related to our research and development activities are also included into the current operating costs of the SGL Technologies business area.

General and administrative expenses of €51.4 million were incurred in the fiscal year 2006, compared to €48.1 million in the previous year, an increase of €3.3 million. The main causes of this increase were the greater expense for the valuation of our stock option and value enhancement programs and the expenses in connection with the first-time review of the internal control system in the context of financial reporting. The ratio of general administrative expenses in relation to sales was reduced from 4.5% to 4.3%. In this context, it should be noted that the expenses for implementation and audit of the Sarbanes-Oxley Act totaled over €3 million in 2006.

Other operating expenses (net) decreased from €16.4 million in 2005 to €4.8 million in 2006 primarily due to significant reduction in restructuring expenses, an improved result from operating currency gains and losses and incoming payments from the settlement of insurance claims. Other operating income totaled €15.2 million (2005: €15.8 million) and consisted mainly of income from insurance compensation of €3.6 million (2005: €0.1 million), non recurring income from the release of provisions of €2.4 million (2005: €1.7 million), income from the disposal of non-current assets totaling €1.6 million (2005: €10.0 million), and non recurring income from changes in bad debt allowances totaling €1.4 million (2005: €1.3 million). Other operating expenses totaled €20.0 million (2005: €32.2 million) and consisted mainly of restructuring expenses of €4.2 million (2005: €20.8 million), currency losses of €4.1 million (2005: €2.0 million), additions to provisions amounting to €1.4 million (2005: €2.9 million), and losses from the disposal of non-current assets of €1.2 million (2005: €0.3 million). Measures related to the continuing restructuring programs (initiated in prior years) and other measures to improve efficiency and optimize costs resulted in a total expense of €4.2 million during 2006. Included in this amount was the gradual relocation of our carbon electrode production from Italy to Poland, which contained the write-down of the residual book values of €2.5 million. An additional focus of these measures during 2006 was the conclusion of further partial retirement agreements and direct leave payments in Germany. Restructuring expenses in 2005 amounted to €20.8 million, consisting mainly of personnel measures and the write-down of residual book values in Italy.

Profit (loss) from operations

Profit from operations increased by 22.3% to €137.9 million in comparison to €112.8 million in 2005. The SGL Group’s return on sales increased from 10.6% in 2005 to 11.6% in 2006. Some of this improvement was due to our SGL Excellence program and other ongoing programs, which led to total cost savings of €26.0 million in all functional areas.

On June 29, 2006, the European Court of Justice (ECJ) announced its verdict of our appeal against the antitrust fine relating to graphite electrodes imposed on us by the European Commission on July 18, 2001. As a result of this concluding verdict, profit from operations was negatively impacted with a one-off charge of €23.5 million and net financing costs of €12.8 million in the 2006 reporting year. Following a careful examination of the decisions made by the ECJ in 2006, we have increased our provisions for the pending special graphite and electrical and mechanical contacts proceedings by €8.6 million. Following the North American antitrust proceedings which were completed in 2005, the European proceedings are now also expensed to the maximum amount. For the last time, this results in one-off charges for antitrust proceedings of €32.1 million on profit from

Back to Contents

operations. Therefore profit from operations amounts to €137.9 million in the reporting year (compared to €112.8 million in the previous year).

Carbon and Graphite: Profit from operations in the Carbon and Graphite business area improved by 40.5% from €121.6 million in 2005 to €170.8 million in 2006. The return on sales increased from 18.9% in 2005 to 23.9% in 2006. Major contributions to this positive development were related to price increases as well as cost reductions resulting from our SGL Excellence efficiency enhancing programs. We began relocating our carbon electrode production from Ascoli, Italy to Nowy Sacz, Poland in 2005, and continued this process during 2006. We expect that it will be completed in the middle of 2007. Positive volume development in the cathode business to serve the aluminum industry contributed significantly to the improved profit in 2006 over 2005. Furnace linings for blast furnaces were sold out again in 2006 and further increased their profit contribution to the overall Carbon and Graphite business area results. Machining activities for furnace linings were transferred from Meitingen, Germany to Raciborc, Poland during 2006 to further improve our cost position.

Specialties: In the Specialties business area the profit from operations increased by 61.1% from €19.8 million in 2005 to €31.9 million in 2006. The return on sales increased from 7.5% in 2005 to 10.6% in 2006. All business lines contributed to this improved performance in 2006. In addition to volume and price effects, site-specific product streamlining and the expansion of production in Poland contributed to the improved margin. By increasing the expenses for capital expenditures in property, plant and equipment as well as for research and development, we are well prepared to capture the significant opportunities in growing markets such as solar-energy, LED applications and lithium-ion batteries, creating the foundation for an even more profitable growth in the Specialties business area.

The strategic orientation of the Specialties business area towards Asia was further developed during 2006. The construction of a processing center in Shanghai, China was completed by the graphite specialties business line. Orders and capacity utilization are developing well. In order to support the volume growth in the graphite specialties business line, we expanded the isostatic capacities for graphite blocks at the Bonn site. In the area of extruded semi-finished products, we focused the plant in Morganton, United States on specialties. At our site in Meitingen, Germany, we centralized the processing activities with regard to the PBMR business (Pebble Bed Modular Reactor; components for a new generation nuclear reactor in South Africa). In this context, other processing activities were relocated from Meitingen to Nowy Sacz, Poland. In the process technology business line, negotiations for a joint venture with Tokai Carbon were completed in 2006, in which the Chinese, Japanese and Korean process technology activities of both companies will be combined. In addition, we expanded and strengthened our position in Asia in starting up our assembly and processing activities in Pune, India. Our first customer orders are already being produced in India.

SGL Technologies: Operations in the SGL Technologies business area were just short of breaking even in 2006. There was a loss from operations of €0.2 million in 2005 compared to a loss from operations of €1.0 million in 2006. The reason for this is ongoing development and further startup costs in connection with the brake disc business. Without taking into account the positive effect on earnings from the cash contribution by Audi in 2005 in connection with the brake disc program discussed below, there was a year-on-year improvement of profit from operations. This increase was primarily due to a sales increase particularly from carbon fibers and brake discs. We also implemented price increases and further cost savings resulted from the SGL Excellence program. The profitability in the SGL Technologies business area is affected by high development and start-up costs for new products and applications.

Corporate costs

In the reporting year, corporate costs increased by €2.9 million to €31.7 million (2005: €28.8 million). In addition to the management holding costs and the assigned central service areas, the costs in connection with the audit requirements of the Sarbanes-Oxley Act, which were applicable to us as of 2006, are also reported centrally in this segment. For this purpose, the internal control system in financial reporting has been uniformly aligned with the requirements of Section 404 of the Sarbanes-Oxley Act across the Group. Furthermore, an internal certification process has been implemented, in which the functional capability of the internal checks was confirmed by an evaluation performed by

Back to Contents

our management. In addition to certifying the annual financial statements, the auditor must also audit the functionality of the internal control system as well as the written assessment of our management within the scope of the U.S. reporting planned for the second quarter of 2007. External consultation expenditure to implement these requirements and the additional audit fees negatively impacted corporate costs by more than €3 million in 2006. These costs are in addition to the compliance costs incurred in 2005 in connection with the Sarbanes-Oxley Act. For subsequent years, we are anticipating a significant reduction in the Sarbanes-Oxley Act costs as a significant portion of the costs incurred in 2005 and 2006 are one-time implementation costs and initial audit fees after the first Sarbanes-Oxley audit year.

Net financing costs

The net financing cost decreased by €4.1 million to €61.5 million in 2006 (2005: €65.5 million). In order to provide a better comparability of net financing costs, we have presented in our Consolidated Income Statement the one-off interest expense of €12.8 million in connection with the decision of the European Court of Justice (ECJ) separately. Interest on financial liabilities decreased by €7.4 million to €31.1 million in 2006 in comparison with the previous year. This reduction was mainly due to the significant reduction of financial liabilities due to loan repayments in 2005 and 2006, as well as the refinancing and reduction of our U.S. Senior Facility. The discontinuation of the interest effect for the North American antitrust liabilities and the reduced interest expenses for European antitrust proceedings after full payment of the graphite electrode fine upheld by the judgment of the ECJ on June 29, 2006, also had a positive effect on the reporting year. Other financing costs improved by €4.5 million to €9.7 million in 2006, mainly due to the amortization of financing costs linked to the refinancing of our U.S. Senior Facility booked in 2005, the discontinuation of exchange rate effects, foreign currency hedging costs for the North American antitrust liabilities and the significant decrease in expenses for bank guarantees to the European Commission.

Income taxes

Profit before taxes increased by €29.2 million or 62% from €47.2 million in 2005 to €76.4 million in 2006. The income tax expense of €35.5 million for fiscal year 2006 reflects an overall tax rate of 46% (2005: 40%). This increase was due in part to the non-deductibility of the European antitrust expense of €32.1 million in 2006 (2005: €0.0). Adjusting for these unusual circumstances in 2006 the comparable income before taxes amounts to €121.3 million in 2006. On this basis the overall tax rate for 2006 was 29.3% (2005: 40%). This significantly lowered tax rate results mainly from the positive developments in the United States, where we were able to utilize tax loss carry-forwards.

Net income/loss

Overall, our consolidated net income for the year 2006 reached €40.9 million, an increase of €12.8 or 45.6% over the net income in 2005 of €28.1. Earnings per share were €0.66 (2005: €0.50).

2005 Compared to 2004

Overview

The fiscal year 2005 was characterized by the following major topics:

•	Overall sales growth of 13% with contributions from all business areas;

•	Favorable development in most of our customer industries;

•	Profit from operations considerably improved by 91% from €59.0 million in 2004 to €112.8 million in 2005;

•	Net financial debt substantially reduced to €264.7 million at the end of 2005;

•	Equity ratio increased from 20.3% as of December 31, 2004 to 27.2% as of December 31, 2005;

•	Cooperation with Audi for further development of carbon-ceramic brake discs with the aim of serial production; and

•	Early payment of the North American antitrust liabilities and refinancing and reduction of the U.S. dollar credit line.

Back to Contents

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

Profit from operations increased considerably by 91% from €59.0 million in 2004 to €112.8 million in 2005. All three business areas of the SGL Group contributed to this improvement. Beside favorable developments of prices and volume, mainly the savings generated by the Group-wide improvement initiative, SGL Excellence, and the newly established improvement program within administrative functions, SGL Ten, were the main cause of growth in earnings.

Sales revenue

Consolidated sales revenue increased by 13.2% from €944.0 million in 2004 to €1,068.8 million in 2005. Currency exchange rate fluctuations had no impact on the consolidated sales revenues in 2005 compared to 2004.

Based on the positive development in all three Business Areas, the respective shares in sales revenues remained virtually unchanged. Sales revenue of Carbon and Graphite totaling €643.7 million increased by 14.4% compared to the previous year’s level of €562.5 million. Specialties (including the of the process technology business) increased its sales revenue from €246.3 million to €263.4 million. Technologies generated an increase in sales from €133.5 million to €159.0 million.

Sales revenue by region during fiscal year 2005 remained largely unchanged from 2004: Germany 13%, other European countries 36%, North America 27%, rest of the world 24%.

The Carbon and Graphite business area sales revenue totaled €643.7 million in 2005, an increase of 14.4% compared to the previous year’s level of €562.5 million. During 2005, volume and price effects impacted the reported sales revenues by 7% and 8%, respectively. Shipments of the core product graphite electrodes increased to a record level of 222,000 metric tons (2004: 209,000 metric tons). Year on year, the increase can be attributed mainly to the economic upswing in Europe as well as to market and customer-specific developments. In the other regions the good sales level of the previous year was maintained. Significant price increases were achieved in both the euro and the USD zones. Based on local currency, average prices for graphite electrodes increased by approximately 13% in the USD zone and approximately 5% in the euro zone in 2005. The sustained positive trend in the steel economy continued to have a positive impact on our order backlog at year-end. Sales of cathodes at around 27,000 tons were slightly lower than in the previous year. By contrast, there was a slight increase in the proportion of graphitized cathodes an indication of recovery in the aluminum industry. This was also apparent in a clear upturn in demand for our products, which began in the second half of 2005. The significant price increases set for 2006 reflect both the rise in raw materials and energy costs and the improved market situation. As in the previous year, our production capacities for furnace linings for the crude steel industry were fully utilized in 2005. We were able to record another slight increase in sales revenues. The market for carbon electrodes for the production of silicon and phosphorous, which accounted for approximately 4% of Carbon and Graphite sales revenue in 2005, was characterized by widespread stagnation of global demand. Moreover, this market is shaped by excess capacities among suppliers and strong cost competition from low-wage countries, which negatively impacts the price development.

Sales revenue in the Specialties business area was up by 6.9% from €246.3 million in 2004 to €263.4 million in 2005. Due to increased demand, sales revenue grew in all activities during 2005. While there was a significant rise in demand for high temperature applications and in the energy sector, the automotive business slowed down slightly. The semiconductor business also developed favorably. Project invoicing in the Process Technology business increased above average. Asia and North America, in particular, provided positive growth impetus. There was a marked increase in business volume in Europe as result of the strong export activity. Outside Europe, we were able to

Back to Contents

gain market shares in regions with rising demand. In Europe, we were able to maintain our market share despite the difficult market environment.

In the Technologies business area sales revenue increased by 19.1% from €133.5 million in 2004 to €159.0 million in 2005. The growth was mainly attributable to increased sales of carbon-ceramic brake discs, carbon fibers for niche markets (such as medical equipment) and yarns for the automotive industry.

Cost of sales and gross profit

Consolidated cost of sales increased by 9.6% from €681.3 million in 2004 to €746.7 million in 2005. Compared to the consolidated sales revenue growth of 13.2%, the increase in cost of sales could be limited despite higher raw material and energy costs in 2005 as a result of disproportionately lower increases in personnel expenses. We mainly use petroleum coke and energy in our manufacturing processes. Total cost of raw materials and consumables used increased from €192.8 million in 2004 to €242.0 million in 2005. In addition to higher product volumes, this is partly related to the result of exchange rate changes, as we pay for petroleum coke exclusively in U.S. dollars and the U.S. dollar strengthened slightly relative to the euro in 2005. Total cost of materials, which also includes the cost of purchased services, increased from €271.9 million in 2004 to €331.6 million in 2005, mainly due to costs for additional services in connection with the maintenance of our buildings, machinery and equipment. Overall staff costs also increased from €289.5 million in 2004 to €309.5 million in 2005. While direct wages and salaries (including boni) increased by €26.1 million year-on-year, mainly due to the higher level of bonus provisions in 2005 compared to 2004, costs for social security contributions, retirement and other benefits decreased by €6.1 million.

The gross profit increased by €59.4 million or 22.6% from €262.7 million in 2004 to €322.1 million in 2005. The gross return on sales revenue, representing gross profit as a percentage of sales revenue, increased from 27.8% to 30.1%. Contributing substantially to this were the favorable price and volume developments in all business areas. We managed to more than recuperate the significant increases in energy (electricity, gas) and raw material prices by adhering to our cost reduction programs and by implementing price adjustments.

Selling expenses, research costs, general and administrative expenses, other operating expense (net)

In spite of increased sales revenues, we succeeded in limiting the increase in selling expenses including freight costs, to €7.7 million; selling expenses amounted to €126.8 million in 2005 (previous year: €119.1 million). At €18.0 million, research and development costs (R&D costs) were slightly lower than in 2004. Part of the development costs were capitalized in 2005 in accordance with IAS 38. Due to the early product life-cycle of our Technologies business area, significant cost components related to our research and development activities are also included into the current operating costs of the T business area. As a result of the higher build-up in bonus provisions than in the prior year and due to increased costs for Sarbanes Oxley Act compliance, general administrative costs totaled €48.1 million, around €4.5 million more than in 2004. Net other operating expenses improved to €16.4 million in 2005 from €21.8 million in 2004. This also includes the income related proceeds from the cooperation agreement with Audi. The expenses mainly related to the continuation of our various optimization programs.

Profit (loss) from operations

Profit from operations increased by 91.2% to €112.8 million in comparison with €59.0 million in 2004. Contributions came from all business areas. The return on sales for the Group (based on profit from operations) rose from 6.3% in 2004 to 10.6% in 2005. A significant contribution was made by the results of our SGL Excellence Initiative, which led to savings of €21.0 million on the basis of the SIX SIGMA method as well as other programs continued during the reporting year. The continuation of our cost and production site optimization programs resulted in expenses which were included in the segment results.

Profit from operations in the Carbon and Graphite business area improved more than proportionately by 40.7% from €86.4 million in 2004 to €121.6 million in 2005. The return on sales rose from 15.4% in 2004 to 18.9% in 2005. Major contributing factors to this positive development were price and volume effects as well as cost reductions from our SGL Excellence efficiency

Back to Contents

enhancing programs. Adjusting costs to eliminate the impact of the 10% increase in raw materials and energy costs the unit costs of graphite electrodes decreased by 7% in comparison with 2004. The relocation of carbon electrode production from Ascoli, Italy to Nowy Sacz, Poland, which began in 2005, was mainly completed by the end of 2006. At the end of 2005, an agreement on redundancy payments was reached with 112 employees in Ascoli. The appropriate fixed asset write downs are fully reflected in the 2005 earnings. Moreover, additional flexible early retirement agreements were concluded at the Griesheim site in Germany to improve our competitiveness and allow us to compensate for business-cycle-related decreases in demand.

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

Profit from operations in the SGL Technologies business area was €0.2 million (2004: €10.6 million) and contributed significantly to the general improvement in earnings year on year. In addition to the volume growth in almost all Business Lines, price increases were also implemented, which partially offset factor cost increases. Significant milestones were reached in 2005. One was a cooperation agreement with Audi for further development of our carbon-ceramic brake disc. The objective of this cooperation is the use of our brake discs in new models produced by the Volkswagen/Audi Group and the further development of product characteristics and technical production processes with the goal of industrial serial production. In connection with the cooperation agreement, Audit made a significant cash contribution. The payment covers past and future developments performed by SGL Carbon and contributed to the business area’s positive earnings. Due to this, SGL Technologies reported a positive profit from operations for 2005 under IFRS. In the carbon-fiber business, we entered into a strategic alliance with Mitsubishi Rayon Co. Ltd., Japan at the beginning of 2005, concerning the supply of raw materials to our plant in Scotland in exchange for fiber production capacities. SGL Technologies will therefore be able to enter new markets with high-quality fibers and improve the supply for captive use of composites.

Corporate costs decreased by around €1.9 million to €28.8 million in 2005 (2004: €30.7 million). In addition to the costs of the management holding and the assigned central service areas, the costs related to the compliance with the US Sarbanes Oxley Act in 2005 were reported centrally. Section 404 of the Sarbanes Oxley Act and the implementing rules and regulations, which will apply to us for the first time when we report on our 2006 fiscal year, require our auditors to certify the functionality of our internal control systems. In this context, all processes which affect financial reporting must be systematically analyzed and documented to provide evidence of a functioning internal control system. During the review sessions, control processes are modified or changed, where appropriate. If necessary, the business procedures on which they are based have to be completely re-aligned. In order to cope with this task, we have established a project team, which is supported by external consultants. Around 15,000 man-hours were spent internally on this project in 2005. Corporate costs in 2005 were also affected by higher share-based remuneration programs and higher provisions for performance-related bonus payments.

Net financing costs

The net financing costs amounted to €65.6 million during the 2005 fiscal year (2004: €61.9 million). Interest on borrowings increased by €3.4 million to €38.5 million in comparison with the previous year. Reasons for higher interest expenses were the interest expenses for our Old Senior Notes, which were not included until mid-February in 2004 as well as interest rate derivatives, which had been settled in cash. These factors were partially offset by a decrease in our other financial debt over the year (in particular the repayment of our U.S. senior facility and our convertible bonds issued in 2000, reducing our interest payments accordingly). Since we paid the North American antitrust liabilities in full ahead of time in 2005, the net financing costs included imputed interest expense for the last time in 2005. The foreign currency valuation and foreign currency hedging costs for the

Back to Contents

North American antitrust liabilities also led to expenditures in the net financing costs for the last time. As part of the amortization of financing costs, the refinancing of our U.S. senior facility in 2005 had a non-cash impact of approximately €1.2 million. The increase in other financial expenses from €0.8 million in 2004 to €5.4 million in 2005 mainly results from the mark-to-market valuations of our interest and currency derivatives as of December 31, 2005.

Income taxes

The income tax expense for fiscal year 2005 of €19.1 million reflects an overall tax rate of 40%, which is a normal average tax rate level for the Group. A significant portion of our overall tax expense is attributable to tax expenses of foreign subsidiaries, which could not utilize the tax loss carry-forwards of other subsidiaries.

Net income/loss from continuing operations

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

Net income/loss

Overall, our consolidated net income for the year 2005 reached €28.1 million after a net loss of €86.4 million in 2004. Earnings per share therefore reached €0.50 (2004: loss of €1.66).

Inflation

During the past three years, the effects of inflation on our operations in Germany and other countries have generally been immaterial.

Critical Accounting Policies

The Securities and Exchange Commission (the “SEC”) issued disclosure guidance for “critical accounting policies.” The SEC defines “critical accounting policies” as those that are the most important to the portrayal of our financial position and results and that require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

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

Back to Contents

Accounting for Business Combinations/Goodwill

During the past years, we have completed several significant business combination transactions. In the future, we may continue to grow our business through business combinations. We accounted for our past combinations using the purchase method. Accounting for business combinations, by the purchase method, is complicated and involves the use of significant judgment.

Under the purchase method of accounting, a business combination is accounted for at a purchase price based upon the fair value of the consideration given, whether it is in the form of cash, assets, stock or the assumption of liabilities. The assets and liabilities acquired are measured at their fair values, and the purchase price is allocated to the assets and liabilities based upon these fair values. Any excess of the cost of the purchased business over the acquired interest in the net fair value of the identifiable net assets acquired is recognized as goodwill. IFRS requires that goodwill be tested for impairment at the cash generating unit level. The fair value of the cash generating unit is compared to the book value including goodwill, if goodwill has been allocated to the cash generating unit, and excluding goodwill, if goodwill has not been allocated to the cash generating unit. In order to determine the fair value of the cash generating unit, significant management judgment is applied in order to estimate the underlying discounted future free cash flows. In the case, that the fair value of the cash generating unit is less than its book value, the difference is recorded as an impairment. In 2006, 2005, and 2004 no goodwill was impaired based on the present value of estimated future cash flows. The actual cash flows may differ significantly, thereby requiring an impairment in later periods.

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

Pension and post-retirement benefit accounting

Our pension benefit costs and credits are determined in accordance with actuarial valuations, which rely on key assumptions, including discount rates and expected returns on plan assets. We determine the market-related value of plan assets for the SGL Pension Funds based on the fair value of plan assets in each fund at their measurement dates. Due to the underfunded status of certain pension plans at their respective measurement dates, an additional minimum liability is recorded in other comprehensive income. Our postretirement benefit costs and credits are determined in accordance with actuarial valuations, which rely on key assumptions, including discount rates, and increase or decrease in health care trend rates. The discount rate assumptions reflect the rates available on high-quality fixed-income investments of appropriate duration at the measurement dates of each plan. The expected return on plan assets assumption is determined on a uniform basis, considering long-term historical returns, asset allocation, and future estimates of long-term investment returns. Other key assumptions for our pension and postretirement benefit costs and credits are based in part on current market conditions. Pension and related postretirement benefit costs or credits could change due to variations in these underlying key assumptions. Under IFRS, we included €13.1 million, €13.5 million and €13.3 million of interest costs associated with our provision for pension and similar obligations in interest expense in 2006, 2005 and 2004, respectively.

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

Deferred tax assets from tax loss carry-forwards are uniformly recognized in the IFRS Consolidated Financial Statements on the basis of a rolling projection of the estimated earnings to be taxed at the level of individual subsidiaries or on the level of tax groups. Uncertainties about certain planning assumptions and other underlying conditions are taken into account. Based on the

Back to Contents

restructuring measures taken, the disposal of the loss generating Surface Protection business, the significant reduction of the net financial debt and the improved economic market environment for our business segments, we assume that the capitalized deferred tax assets on loss carry-forwards can be utilized in the future. Out of the loss carry-forwards in the U.S. and Germany, we have capitalized deferred tax assets according to our estimate of their expected future utilization. As in the past, we did not recognize deferred tax assets on the losses we incurred in the United Kingdom. In total we have capitalized tax loss carryforward as deferred tax assets amounting to €72.0 million as of December 31, 2006. The amounts capitalized are based on estimates and assumptions about the impact of tax planning strategies and future earnings. The actual results may differ significantly, thereby requiring a valuation allowance in later periods.

Impairment of assets

We review the carrying values of property, plant and equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the recoverable amount of an asset is less than its carrying amount. For assets to be disposed of, an impairment loss is recognized when the fair value of the asset, less costs to dispose, is less than the carrying value of the asset. The fair value of the assets is generally based on discounted estimated cash flows using annual pre-tax rates of 12.3%. The estimates reflect our assumptions about selling prices, production and sales volume levels, costs, and market conditions over the estimated remaining operating period which can range from three months to over fifteen years. If our assumptions related to assets to be held and used are inaccurate, additional write-downs may be required in the future. If estimates of fair value less costs to sell are revised, the carrying amount of the related assets is adjusted, resulting in recognition of additional expense or income (but only up to the original cost of the asset less depreciation that should have been recorded had no impairment been recognized).

Allowance for doubtful accounts

Each quarter we review the balances of accounts and other receivables and determine the necessary bad debt reserve based on the probability of potential default.

If circumstances change for example, if the rate of default is higher or lower than expected or if a major customer’s ability to meet its financial obligations to us changes unexpectedly and materially, our estimates of the recoverability of amounts due to us could be reduced or increased by a material amount.

Inventory valuation and obsolescence

The cost of all inventories is determined by the weighted average cost method. We write-down our inventories for estimated obsolescence or unmarketable inventory to the lower net realizable value where required, based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

At December 31, 2006, we reported inventory of €316.6 million. Each quarter we review the inventory and make an assessment of the realizable value. There are many factors that management considers in determining whether or not a reserve should be established. These factors include the following:

a)	return or rotation privileges with vendors,

b)	expected usage during the next twenty-four months,

c)	whether or not a customer is obligated by contract to purchase the inventory,

d)	current market pricing, and

e)	risk of obsolescence.

If circumstances change for example, if there are unexpected shifts in market demand, there could be a material impact on the net realizable value of our inventory.

Back to Contents

Litigation and contingent liabilities

Antitrust and competition matters

We have accrued amounts for estimated settlements of antitrust actions pending against us as of December 31, 2006. Computing our future liability for pending antitrust actions requires us to make judgments as to the probable outcome of litigation, future settlements and judgments to be paid for open claims. We estimate the cost of final judgments by reviewing the probable outcome of pending appeals with our legal counsel. If the actual cost of settlements and final judgments differs from our estimates, our reserves for open claims may not be sufficient. Any such deficiency would be a loss that we would be required to recognize at the time it becomes reasonably estimable.

Litigation

We are currently involved in other legal proceedings resulting from the antitrust investigations and settlements. As discussed in Note 22 of our Consolidated Financial Statements as of December 31, 2006, we have accrued an estimate of the probable costs for the resolution of these claims. Attorneys in our legal department specializing in litigation claims monitor and manage all claims filed against us. Our management develops estimates of probable costs related to these claims in consultation with outside legal counsel who are defending us in these actions. We base our estimates on an analysis of potential results, assuming a combination of litigation and settlement strategies. We attempt to resolve claims through mediation and arbitration where possible. If the actual settlement costs and final judgments, after appeals, differ from our estimates, our future results may be adversely affected.

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

Given the complexity of estimates, actual expenses could differ from management’s estimates. If actual results are different from original estimates, we will record additional expense or income in the statement of income.

For years ended December 31, 2004 and prior years, we had presented expenditures for restructuring costs separately in the statement of operations. Beginning in 2005, we discontinued this presentation and began including restructuring expenses as part of other operating expenses. For comparability, amounts for prior years were adjusted to conform to the 2005 presentation. Expenses associated with the divestiture of the surface protection business in fiscal year 2004 are a component of discontinued operations.

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

Significant Differences Between IFRS and U.S. GAAP

This section describes the significant differences between IFRS and U.S. GAAP as they relate to the SGL Group. See also Notes 35 to our Consolidated Financial Statements.

Back to Contents

Business Combinations

Prior to the adoption of IAS 22 (revised 1993) on January 1, 1995, the Group wrote-off all goodwill directly to equity in accordance with IFRS existing at that time. The adoption of IAS 22 (revised 1993) did not require prior period restatement. Accordingly, a U.S. GAAP difference exists with respect to the recognition of goodwill and its related amortization before January 1, 1995 and for the amortization of goodwill after January 1, 2002 and until December 31, 2003. For the purpose of the reconciliation to U.S. GAAP, the pre-1995 goodwill was amortized through the Consolidated Income Statements over the estimated useful lives between five and 20 years. Since January 1, 2002 under U.S. GAAP goodwill is no longer being amortized over the estimated useful live instead an annual impairment test per FAS 142 (“Goodwill and other Intangible Assets”) must be performed. Starting January 1, 2004, in accordance with IFRS 3 goodwill is no longer amortized.

In accordance with IFRS, any negative goodwill resulting in a business combination as an excess of the acquirer’s interest in the fair value of the identifiable assets and liabilities over the cost of the acquisition is presented as a deduction from the assets of the reporting enterprise, in the same balance sheet classification as goodwill, and recognized in the income statement over its remaining estimated useful live. Accordingly, under U.S. GAAP an excess of the acquirer interest in the fair value of the identifiable assets and liabilities over the cost of the acquisition was allocated to reduce proportionately the values assigned to non-current assets. The remainder of the excess over costs (“negative goodwill”) was classified as a deferred credit. As of January 1, 2002 these amounts were written off and recognized as the effect of a change in accounting principle. Subsequent to January 1, 2002 under U.S. GAAP any negative goodwill arising from a business combination is recognized as income immediately.

Internal Use Software, Intangible Assets and Interest Capitalization on Tangible Fixed Assets

Statement of Position (SOP) 98-1 (“Accounting for the Costs of Computer Software developed or obtained for internal use”) provides U.S. GAAP guidance on accounting for the costs of computer software developed or obtained for internal use. Under U.S. GAAP overhead costs should not be capitalized as costs of internally developed software while under IFRS directly allocated overhead costs are allowed to be capitalized. During the year ended December 31, 2006 and 2005 the SGL Group capitalized software costs in the amount of €0.8 million and €1.0 million, respectively under U.S. GAAP. The accumulated amount of this reconciling item as of December 31, 2006 and 2005 was €(2.6) million and €(3.0) million, respectively. The unamortized software costs as of December 31, 2006 and 2005 amounted to €7.9 million and €8.5 million, respectively and the amortization in 2006, 2005 and 2004 amounted to €1.2 million, € 1.6 million and €1.0 million, respectively. The amortization in 2006 decreased because the useful life was extended from 7 to 10 years.

Under IFRS development expenses can be capitalized if future economic benefits will flow to the company. In 2005 and 2004 SGL Group capitalized development cost of €1.5 million and €2.9 million for its ceramic disc brake, respectively before this asset was sold in connection with the cooperation agreement with Audi in July 2005. U.S. GAAP does not allow the capitalization of such costs. Accordingly, these costs were expensed as incurred in 2005 and 2004. Thus, the gain under U.S. GAAP was €4.4 million higher, than under IFRS. The accumulated amount of this reconciling item as of December 31, 2005 and 2004 was €0.0 million and €(2.9) million, respectively.

U.S. GAAP requires the capitalization of interest costs as part of the historical cost of fixed assets requiring a period of time to construct. Per IFRS benchmark treatment, interest cost (“Borrowing Costs”) should be recognized as an expense in the period in which they occur. The company has elected to use the IFRS benchmark treatment, which results in a reconciliation difference to U.S. GAAP for the capitalization of borrowing costs. During the years ended December 31, 2006, 2005 and 2004 the SGL Group did not capitalize interest under U.S. GAAP. The years 2006, 2005 and 2004 include amortization of previously capitalized interest amounting to €0.3 million, €0.3 million and €0.3 million respectively. The accumulated amount of this reconciling item as of December 31, 2006 and 2005 was €1.7 million and €1.9 million, respectively.

Back to Contents

Pre-production development cost

Under IFRS development expenses can be capitalized if future economic benefits will flow to the company. Under EITF 99-5 costs to perform certain services related to the design and development of the products it will sell under long-term supply arrangements and costs to design and develop molds, dies, and other tools that will be used in producing those products should be expensed as incurred, unless they are reimbursed or a noncancelable right to use exists. Certain pre-production expenses incurred by one of our domestic subsidiaries in 2006 and 2005 (€1.7 million and €0.7 million) and one of our U.S. subsidiaries in previous years (€0.3 million) did not meet the requirements as specified under EITF 99-5 (Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements). Accordingly we recorded an U.S. GAAP adjustment to expense these amounts.

Pension Provisions

Under IFRS, pension costs and similar obligations are accounted for in accordance with IAS 19, “Employee Benefits”. IAS 19 (“Employee Benefits”) as applied by the Group is substantially similar to the methodology required under FAS 158 (“Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)”) and FAS 87 (“Employers’ Accounting for Pensions”). The transition provisions under IAS 19 permit the cumulative effect of an accounting change to be either recognized immediately or delayed and recognized on a straight-line basis over a period of up to five years from the date of adoption of IAS 19 (its transition period ends in 2004 for enterprises adopting IAS 19 as of its effective date).

For the financial year 2006, we adopted FAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – An Amendment of FASB Statements No. 87, 88, 106, and 132(R)”. FAS 158 requires the immediate recognition of the funded status of our pension plans on our Consolidated Balance Sheets. After adoption of this standard, all accumulated net actuarial losses and unamortized prior service costs are recognized in the December 31, 2006 Consolidated Balance Sheet. However, FAS 158 does not affect the recognition of pension cost and, therefore, the accumulated actuarial losses and unamortized prior service costs have not been recognized in our Consolidated Income Statements.

With the adoption of FAS 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans,” the recognition of a minimum pension liability is eliminated. Under FAS 158 the funded status of defined-benefit pension plans is recognized as an asset (overfunded plans) or liability (underfunded plans) in the Consolidated Balance Sheets with respective adjustments in accumulative other comprehensive income. Under IAS 19, unlike with FAS 158, current actuarial gains/losses and prior service cost continue to remain unrecognized in the balance sheet but are disclosed in the Notes to the Financial Statements.

Incentive Plans

As of January 1, 2005 the SGL Group adopted IFRS 2 “Share-based payment”. IFRS 2 deals with accounting for share-based payment transactions, including grants of share options to employees and specifies the financial reporting by an entity when it undertakes a share-based payment transaction and requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. The IFRS was applied retrospectively on all share-based payments granted since November 7, 2002, that still existed when the standard became effective and required comparable information to be restated. This also includes a restatement to the opening balances of the retained earnings in the earliest period presented. IFRS 2 is similar to the accounting under FAS 123(R). All prior years under IFRS as well as the U.S. GAAP adjustments had to be restated, because the retrospective implementation of IFRS 2 also impact the U.S. GAAP adjustments for all prior years. Because of the application of IFRS 2 in 2004, the equity had to be restated by €1.8 million as of January 1, 2004.

The SGL Group provides a bonus compensation for certain employees meeting specified performance targets. The bonus is satisfied in form of cash for management and in form of SGL

Back to Contents

stock for all other employees. The numbers of shares given to the employees is calculated by dividing the bonus amount by the market price of the shares. Previously the expense in the Consolidated Income Statement was recognized using the nominal value (€2.56) of the shares. After adoption of IFRS 2 we expense the bonus compensation for all employees using the current market price of the shares. This was adjusted restrospectively for all periods presented. U.S. GAAP matches the cost of the bonus with the period in which the services are rendered.

Early retirement

Included in this reconciling item are early retirement contracts in Germany, in which incremental compensation costs SGL Group incurs under such contracts are recognized under IFRS immediately once a binding contractual agreement has been entered into. The early retirement contracts in the SGL Group are generally set up according to the block model. Under such block model early retirement agreements, the employee works full time during the employment phase although in this period he or she is only paid according to the part-time agreement apart from the incremental compensation received. By this means, during the employment phase, the employer accrues the portion of current wages that will be paid out in the future. Under FAS 112 “Employers‘ Accounting for Postemployement Benefits” and EITF 05-5 “Accounting for the Early Retirement Programs and Similar Type Agreements” the complete compensation that the employee receives during the released phase (continued part time compensation and the incremental compensation) are accrued over the employees’ service period (employment phase). The addition to provisions begins with the signing of the part-time retiree agreement. After the employment phase has ended and the employee enters into the released phase, the total compensation that the employee will receive during the released phase must have been be reserved.

Revenue Recognition

Audi and the SGL Group entered into a cooperation agreement in 2005, which targeted to develop SGL’s existing carbon ceramic brakes technology for mass production. Under IFRS the components of these cooperation agreement were accounted for as separate agreements in order to reflect the economic substance of the transaction. Pursuant to paragraph 9 of EITF 00-21 “Revenue Arrangements with Multiple Deliverables”, a delivered item is accounted for as a separate unit if 1) the delivered item has value on a standalone basis, 2) there is an objective and reliable evidence of the fair value of the undelivered items, and 3) when the customer has a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor. After testing for these conditions, the two items were seen as one unit for revenue recognition purposes and a determinable period of performance existed from July 2005 to December 2006 and therefore revenue was recognized per “Proportional-Performance Method” (SAB 104) ratably over that period of performance. Accordingly the gross revenue related to the delivered component of the cooperation agreement was recognized immediately under IFRS but was deferred under U.S. GAAP as of December 31, 2005. As the performance period ended on December 31, 2006 the IFRS to U.S GAAP difference reversed in 2006 and there is no more difference as of December 31, 2006.

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

Back to Contents

U.S. GAAP Reconciliation

We prepare our Consolidated Financial Statements in accordance with IFRS, which differ in certain significant respects from U.S. GAAP. See “–Significant Differences Between IFRS and U.S. GAAP” as well as Note 35 to our Consolidated Financial Statements for a discussion of these differences.

(in millions of €)	2006	2005	2004

Net income (loss) per IFRS	40.7	28.2	(86.4)

Goodwill amortization	(0.0)	(0.0)	(0.0)
Intangible/tangible assets	0.1	3.2	(1.5)
Pre-production development cost	(1.7)	(0.7)	(0.0)
Pension provisions	0.3	0.3	0.9
Incentive plans	0.0	0.0	1.3
Early retirement	0.6	0.7	(1.2)
Revenue recognition	8.9	(8.9)	—
Deferred tax on U.S. GAAP adjustments	9.7	0.0	(1.0)

Net income (loss) per U.S. GAAP	58.6	22.8	(87.9)

Under U.S. GAAP our profit from operations for the years ended December 31, 2006, 2005 and 2004 was €133.3 million, €94.0 million and €45.4 million respectively, compared to an profit from operations under IFRS for the same periods of €137.9 million, €112.8 million and €59.0 million, respectively. Our U.S. GAAP profit from operations in 2006, 2005 and 2004 differed from our IFRS profit from operations for the same years, primarily due to differences in capitalized intangible assets, provisions, reserves and valuation as well as differing additions to provisions for pensions. Furthermore, we reclassified the interest component associated with our annual pension provision of €13.1 million in 2006 (2005: €13.5 million; 2004: €13.3 million) as interest expense under IFRS. See Note 35 to our Consolidated Financial Statements for a description of the differences between our IFRS accounting policies and those that would be required under U.S. GAAP.

Basic earnings (loss) per share in accordance with U.S. GAAP in 2006 was €0.95, compared to €0.40 in 2005 and to €(1.68) in 2004. Basic earnings (loss) per ADR in accordance with U.S. GAAP in 2006 was €0.32, compared to €0.13 in 2005 and to €(0.56) in 2004. Because there was no dilutive effect in 2006 and 2005 and a net loss in the year 2004, the diluted earnings (loss) per share for 2006, 2005 and 2004 was identical to the respective basic earnings (loss) per share.

Recent Accounting Pronouncements not yet adopted

U.S. Statement of Financial Accounting Standards (SFAS)

FAS 157 “Fair Value Measurements” provides further guidance for measuring fair value and expands disclosures about fair value measurements. FAS 157 applies to all accounting pronouncements that require or permit fair value measurements, but does not enlarge its scope. Fair value is defined as the price in an orderly transaction between market participants that would be received to sell the asset or paid to transfer the liability. FAS 157 establishes a three-step fair value hierarchy. Highest priority is given to quoted prices in an active market. Observable data for identical assets or liabilities is preferred to prices that relate only to similar assets and liabilities. The lowest priority is given to unobservable data e.g. data that reflects the company’s own assumptions. The fair value hierarchy in FAS 157 shows that fair value is market related and is not an entity specific value. FAS 157 must be applied to reporting periods beginning after November 15, 2007. SGL Group is currently determining the effect on the its financial statements. We do not expect that the application of this standard will have a material impact on SGL Groups Consolidated Financial Statements.

FAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities” provides companies with an option to report selected financial assets and liabilities at fair value. The Standard’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. FAS 159 also

Back to Contents

establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. FAS 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosure about fair value measurements included in FAS 157 “Fair Value Measurements” and No. 107 “Disclosures about Fair Value of Financial Instruments”. FAS 159 is effective for an entity’s first financial year beginning after 15 November 2007, with earlier adoption permitted. The SGL Group is currently evaluating the effect of FAS 159 on its Consolidated Financial Statements.

FASB Interpretation (“FIN”) 48 “Accounting for Uncertainty in Income Taxes” provides specific guidance on how uncertainties in income tax positions and the resulting potential tax benefits should be recognized, measured, presented and disclosed in an enterprise’s financial statements. FIN 48 defines a “more-likely-than-not” threshold that must be met before a tax benefit can be recognized. If this condition is fulfilled for an uncertain tax position, the tax benefit is measured as the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. Any previously recognized tax benefit has to be derecognized in its entirety, if the threshold is no longer met. FIN 48 requires qualitative and quantitative disclosures about potential tax benefits that have been recognized for tax purposes, but not recognized in the financial statements. FIN 48 is effective for annual financial statements covering periods beginning after December 15, 2006. SGL Group will adopt FIN 48 starting January 1, 2007. The cumulative effect will be reported as an adjustment to the opening balance of retained earnings as of the date of adoption, except for items that would not be recognized in earnings, such as the effects of the positions related to business combinations. SGL Group is currently determining the effect of FIN 48 on its Consolidated Financial Statements.

International Financial Reporting Standards (IFRS)

The IASB issued a revised IAS 23 Borrowing Costs. The main change from the previous version is the removal of the option of immediately recognising as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalise borrowing costs as part of the cost of such assets. The revised Standard applies to borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after January, 1 2009. Earlier application is permitted. The SGL Group has not capitalized borrowing costs and has followed the benchmark treatment to recognise borrowing costs as an expense in the period in which they incurred. The SGL Group is currently evaluating the effect of IAS 23 on its Consolidated Financial Statements.

IFRS 7 “Financial Instruments: Disclosures” requires more extensive disclosure regarding financial instruments. The disclosure requirements in IAS 32 were incorporated into IFRS 7 and extended. In addition to the existing disclosure requirements regarding the approach, presentation and measurement of financial instruments, additional information is required regarding the type and extent of risks stemming from financial instruments. As SGL Group already publishes extensive information in its Notes to the Financial Statements regarding risk, it is not expected that this will have any material effect on the Consolidated Financial Statements of the SGL Group. IFRS 7 is to be applied for reporting years beginning on or after January 1, 2007.

IFRS 8 “Operating Segments” replaces IAS 14 and adopts the ‘management approach’ to reporting on the financial performance of its operating segments of the corresponding U.S. GAAP standard. IFRS 8 will require segmentation based on the internal reporting structure and associated with this the disclosure of management information used for evaluating segment performance and making decisions on allocation of resources to operating segments. Vertically integrated segments should be considered as operating segments if they are managed as such. IFRS 8 shall be applied for reporting years for the periods beginning on or after January 1, 2009. Earlier application is permitted. As SGL Group uses the same performance indicators for external reporting as for internal management reporting, it is expected that IFRS 8 will not have any effect on the Consolidated Financial Statements of the SGL Group.

IFRIC 9 “Reassessment of Embedded Derivatives” clarifies the accounting for embedded derivatives according to IAS 39. The interpretation concludes that an entity, when it first becomes a

Back to Contents

party to a contract, must assess whether any embedded derivatives contained in the contract are required to be separated from the host contract and accounted for as if they were stand-alone derivatives. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. IFRIC 9 is to be applied to reporting years for the periods beginning on or after June 1, 2006. Earlier application is permitted. IFRIC 9 will have no material effect on the Consolidated Financial Statements of the SGL Group.

IFRIC 10 “Interim Financial Reporting” addresses the interaction between the requirements of IAS 34 “Interim Financial Reporting” and IAS 36 “Impairment of Assets” and IAS 39 “Financial Instruments: Recognition and Measurement.” The interpretation concludes that where an entity has recognized an impairment loss in an interim period according to IAS 36 or IAS 39, that impairment should not be reversed in subsequent interim financial statements or in annual financial statements. IFRIC 10 shall be applied for reporting years for the periods beginning on or after November 1, 2006. Earlier application is permitted. IFRIC 10 will have no material effect on the Consolidated Financial Statements of the SGL Group.

IFRIC 11 “Group and Treasury Share Transactions” regulates how to apply IFRS 2 “Group and Treasury Share Transactions” to share-based payment arrangements involving an entity’s own equity instruments or equity instruments of another entity in the same group. The interpretation requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction. The interpretation also provides guidance on whether share-based payment arrangements, in which suppliers of goods or services of an entity are provided with equity instruments of the entity’s parent, should be accounted for as cash-settled or equity-settled in the entity’s financial statements. IFRIC 11 shall be applied for reporting years for the periods beginning on or after March 1, 2007. Earlier application is permitted. IFRIC 11 will have no material effect on the Consolidated Financial Statements of the SGL Group.

IFRIC 12 “Service Concession Arrangements” regulates the accounting for service concessions arrangements between private sector companies and government or other public sector entities to provide public services. IFRIC 12 will have no effect on the Consolidated Financial Statements of the SGL Group.

Liquidity and Capital Resources

Liquidity

In May 2007, SGL Group concluded its new refinancing, which was officially announced on May 2, 2007. The new financing, comprising the new Senior Facility, the €200.0 Corporate Bonds, and €200.0 convertible bonds issued on May 16, 2006 (the “Convertible Bonds”), completely replaced our existing bank syndicated facilities (the “Old Facilities”) and the Old Senior Notes issued in connection with SGL Group’s refinancing in 2004. (See also Item 10, “Additional Information—Material Contracts.) The Senior Facility provides for a €75.0 million revolving credit facility (with the remaining €125.0 million making up an acquisition facility). As of June 25, 2007, the Senior Facility remained undrawn, which means that we have all of the €75.0 million revolving credit facility available to meet our working capital requirements. SGL thus believes that its working capital is sufficient for its present requirements.

Our sources of cash came mainly from cash flow from operations and external borrowings. We used these funds primarly to finance our working capital and capital expenditures requirements. We believe the funds available from these and other sources will be sufficient to statisfy our working capital needs and to service our debt obligations. Generally, we centrally manage the liquidity and capital resources for each buiness unit within the SGL Group.

SGL Carbon AG is a holding company that has limited revenue-generating operations of its own. Substantially all of SGL’s consolidated revenues are earned by its subsidiaries. Consequently, the SGL’s cash flow and its ability to meet its cash requirements are dependent upon the profitability and cash flows of its subsidiaries and payments by such subsidiaries to SGL in the form of loans,

Back to Contents

dividends, fees or otherwise, as well as SGL’s own credit arrangements. A number of SGL’s German subsidiaries are parties to domination and profit transfer agreements with SGL. Under these agreements, the subsidiaries must transfer their annual net profit to SGL. Under certain circumstances, however, SGL as the dominating entity must compensate each subsidiary that is part of such agreements for any net loss the subsidiary incurs. German law allows those subsidiaries to waive or compromise their claim under these agreements if SGL is insolvent (illiquid) and has reached an agreement with its creditors to avoid the filing of SGL for insolvency or in case the compensation claims are subject to, and compromised by an insolvency plan (Insolvenzplan). In all other circumstances, the subsidiaries are not allowed by German mandatory law to waive or compromise their respective compensation claims unless three years have passed since the rescindment of the domination and profit transfer agreement has been entered into the commercial register of the relevant subsidiary and have been made public.

Capital Resources

The following is a presentation of our capital resources for the fiscal years ending December 31, 2006 and 2005. On March 16 and 17, 2006 SGL Carbon AG announced and completed a capital increase of 5,583,529 shares at a price of €15.00 per share, resulting in gross proceeds totaling €83.7 million. The shares were placed with German and international institutional investors. The application of the proceeds from the capital increase is not reflected in the table below.

Overview of Bank Debt And Cash Flows

	Year ended December 31,

(in millions of €)	2006	2005

Short term debt and current maturities	0.7	9.2
Long term debt	331.4	348.9

Total financial debt	332.1	358.1

Cash and cash equivalents	(103.0)	(93.4)

Net financial debt	229.1	264.7

As of December 31, 2006 we had an aggregate amount of €332.1 million financial debt outstanding, consisting of €270 million 8.5% Old Senior Notes due 2012 issued by SGL Luxembourg Finance S.A. in connection with our refinancing in 2004 and €60.70 million outstanding under our Old Facilities and €1.4 million other bank debt.

We issued the Old Senior Notes on February 9, 2004, through our finance subsidiary SGL CARBON Luxembourg S.A. The Old Senior Notes bear interest semi-annually at a rate of 8.5% and provide for a maturity date of February 1, 2012. On May 16, 2007, we effected a satisfaction and discharge of the Old Senior Notes by purchasing, out of a portion of the net proceeds from the issuance of the Convertible Bonds and the Corporate Bonds, and depositing with the trustee for the Old Senior Notes government bonds sufficient to pay interest, principal and premium on the Old Senior Notes until the first redemption date of the Old Senior Notes on February 1, 2008. See also Item 10, “Additional Information—Material Contracts—Old Senior Notes .”

Our Old Facilities originally consisted of a senior facility (consisting of term loans A, B and C and a multicurrency revolving credit facility) and the U.S. senior facility. On September 1, 2005 we repaid our U.S. senior facility in full in the amount of US$111.1 million (equivalent to €82.4 million) and replaced it in part with an additional USD tranche in the amount of US$80.0 million under the senior facility. As of December 31, 2006, the Old Facilities, excluding the term loan B, consisted of an aggregate amount of €102.7 million, of which €60.7 million was used and €42.0 million was unused. The remaining outstanding amounts under the Old Facilities were repaid in full as of May 16, 2007, out of a portion of the net proceeds from the issuance of the Convertible Bonds and the

Back to Contents

Corporate Bonds, and the Old Facilities were concurrently terminated. See also Item 10, “Additional Information—Material Contracts—Old Facilities”.

In addition, as of December 31, 2006, we had PLN60 million available under our Polish facility with BNP Paribas Polska S.A. See Item 10, “Additional Information—Material Contracts—Polish Facility.”

On December 31, 2006 we drew €22.2 million under our Term B facility of €28.8 million

In February 2004 an aggregate amount of €125.3 million was deposited in an escrow account entitled “Antitrust Deposit Account” for the payment of obligations from the North American antitrust penalties and from civil law settlements as well as the fine imposed in 2003 by the European antitrust commission. We used the account for scheduled payments in March and June 2005 of €7.5 million each, and for the final payment of the outstanding liability in the amount of €54.2 million, including currency-hedging costs, which was paid in full in August 2005. The residual credit balance on the Antitrust Deposit Account of €8.7 million was used for debt repayment.

In the context of the refinancing activities end of 2003, Moody’s and Standard & Poor’s started the rating coverage of SGL on January 23, 2004.

The improved operational performance, the significant reduction of financial liabilities, the strong cash flow generation and the resulting improvement of the Consolidated Balance Sheet and financing structure were rewarded in 2005 by both SGL covering rating agencies Moody’s and Standard & Poors (S&P). Moody’s upgraded SGL Carbon’s senior implied rating on April 27, 2005 SGL from “B2” to “B1” and the Old Senior Notes from “Caa1” to “B3”. On August 11, 2005 S&P upgraded SGL’s corporate rating from “B” to “B+” and the Old Senior Notes from “CCC+” to “B-”.

Due to the continuing good operational performance and the further generation of cash flow as well as the successfully placed capital increase at the beginning of 2006, both rating agencies rewarded SGL again with upgrades. Moody´s upgraded SGL Carbon’s senior implied rating on March 20, 2006 from “B1” to “Ba3” and the Old Senior Notes from “B3” to “B2”. On May 4, 2006 S&P upgrated SGL’s coporate rating from “B+” to “BB-” and the Old Senior Notes from “B-” to “B”.

On March 26, 2007 SGL Group received an upgrade from Standard & Poor’s on its credit worthiness. The rating of the SGL Carbon AG corporate rating was raised by one notch from “BB-” to “BB” with a stable outlook. On June 12, 2007 the SGL Group received another upgrade from Standard & Poor’s for its new €200.0 million “Corporate Bonds”. Standard & Poor’s raised the new “Corporate Bonds” by one notch from “BB+” to “BBB-” with no change to the corporate rating.

In May, 2007 Moody’s upgraded the SGL Carbon AG corporate family rating by one notch to “Ba2” with a stable outlook. The Corporate Bonds and the Convertible Bonds were also upgraded by Moody’s to “Ba3” and “Ba1”, respectively.

Capital expenditures

Capital expenditures in 2006 were primarily related to normal maintenance, cost reduction and efficiency improvements of operating facilities. The main areas of investment included automation of individual processing steps, replacement and expansion of existing equipment, environmental and safety investments as well as investments for relocating production activities from Italy and Germany to our facilities in Poland. Capital expenditure has also been used to fund strategic organic growth, such as the construction of a new processing center in Meitingen, Germany, preparatory work for the construction of the new production plant in Malaysia, and expansion of our capacities for carbon fibers in Inverness, UK, and for isostatic graphite in Bonn, Germany.

We expect that expenses for expanding our capacities and upgrading our equipment will be significantly higher in 2007 than in previous years arising from measures taken to realize the opportunities to expand into Southeast and East Asia, and on the basis of new product launches. For the fiscal year 2007, we plan to make capital expenditures (excluding financial investments) totaling approximately €105 million. Of this amount, we had made capital expenditures totaling approximately €14.4 million as of March 31, 2007. For the construction of our new plant in Malaysia, capital expenditures of around €50 million are planned over a period of three years. We anticipate financing the capital expenditures largely through cash flow from our operations.

Back to Contents

The following table summarizes our debt and significant obligations as of December 31, 2006 :

	Maturing in:

Obligations	Total	Less than one year	2008	2009	2010	2011	After 2011

	(in millions of €)	(in millions of €)	(in millions of €)	(in millions of €)	(in millions of €)	(in millions of €)	(in millions of €)
Term Facility D	60.7	0.0	60.7	0.0
Senior notes	270.0	0.0	0.0	0.0	0.0	0.0	270.0
Other bank debt	1.4	0.7	0.1	0.1	0.1	0.1	0.3

Total bank debt***	332.1	0.7	60.8	0.1	0.1	0.1	270.3

Acotec guarantees**	6.0	0.0	0.0	0.0	0.0	0.0	6.0
Other guarantees**	2.5						2.5
Letter of Credit Facilities****	28.8	0.0	28.8	0.0	0.0	0.0	0.0
Purchase obligations**	20.2	20.2
Operating leases**	29.1	6.5	5.4	3.6	2.8	2.5	8.3
Finance leases **	0.9	0.4	0.4	0.1	0.0	0.0	0.0
Liabilities from tax payments	11.6	11.6	0	0
Other obligations	44.8	44.3	0.5

Total	476.0	83.7	95.9	3.8	2.9	2.6	287.1

*	$80.0 million converted into Euro at prevailing exchange rate of 1.3170 at balance sheet date.
**	Contingent liability.
***	Total bank debt does not include €(12.6) million debt financing costs that were substracted from this amount in the IFRS financial statements.
****	Bank guarantees to the European Commission included in the financial statements as provision.

In 2005 we used €69.2 million of the “Antitrust Deposit Account” to pay fines in connection with antitrust proceedings and related costs. We settled all current claims of the DOJ as well as the Canadian antitrust authorities (see Item 8, “Financial Information – Legal Proceedings”).

In connection with the EU proceedings (see Item 8, “Financial Information – Legal Proceedings (Europe/Korea”), the European Commission imposed a fine of €23.64 million on December 3, 2003. We have provided security of €23.6 million plus interest of €0.3 million as cash deposit from the “Antitrust Deposit Account”. In April 2006 we further deposited an amount of €88.9 million, covering the present level of the first fine including interest, in an interest bearing escrow account of the EU antitrust authorities. On August 29, 2006 we paid €6.6 million plus interest of €2.0 million for the first fine after the final court decision of the EU. The other EU fine was secured by a bank guarantee until February 7, 2007. On this date we deposited an amount of €18.5 million plus interest of €3.8 million, covering the present level for the second fine.

Back to Contents

Consolidated Cash Flows

The following table shows our Consolidated Cash Flows for the continuing businesses for the three years ending December 31, 2006:

	2006	2005	2004

	in millions of €
Cash flows from operating activities:
Profit before tax	76.4	47.2	(2.9)
Adjustments to reconcile profit/loss to cash provided by operating activities
Interest expense (net)	40.2	52.2	50.6
Expenses in connection with the EU antitrust proceedings/ECJ decision	44.9	0.0	0.0
Gain/loss on sale of property, plant and equipment	(0.4)	(9.7)	(0.6)
Depreciation and amortization expense	53.4	65.1	67.6
Amortization of refinancing costs	3.4	5.3	3.8
Interest received	5.3	5.3	5.1
Interest paid	(31.8)	(40.6)	(35.1)
Income taxes paid	(25.9)	(22.6)	(14.2)
Changes in provisions, net	14.6	13.0	16.3
Changes in working capital
Inventories	(46.8)	(10.1)	(4.0)
Trade receivables	(34.8)	(8.2)	0.9
Trade payables	26.3	(4.8)	3.5
Other operating assets/liabilities	(13.1)	(4.4)	6.4
Payments relating to antitrust proceedings	(99.7)	(70.2)	(52.0)
(thereof from cash escrow account)	(0.0)	(-69.2)	(-49.6)

Cash provided by operating activities	12.0	17.5	45.4

Cash flows from investing activities:
Capital expenditures in property, plant and equipment and intangible assets	(65.2)	(44.7)	(46.3)
Proceeds from sale of property, plant and equipment and intangible assets	1.7	16.1	4.5
Payments for non-current financial assets	(1.4)	(2.3)	(0.8)
Proceeds from sale of non-current financial assets	1.1	0.3	2.0

Cash used in investing activities	(63.8)	(30.6)	(40.6)

Cash flows from financing activities:
Redemption of financial liabilities from the cash escrow account	0.0	(58.9)	(83.7)
Repayment of financial liabilities	(18.9)	(101.6)	(356.5)
Additions to financial liabilities	0.0	67.8	389.5
Payments in connection with refinancing	0.0	(0.8)	(23.9)
Proceeds from capital increase	85.3	2.5	266.2
Payments for capital increase	(3.2)	0.0	(22.1)

Cash provided by/used in financing activities	63.2	(91.0)	169.5

Cash used/provided from discontinued operations	0.0	0.0	(24.6)

Effect of foreign exchange rate changes	(1.8)	2.0	(0.3)

Net change in cash and cash equivalents	9.6	(102.1)	149.4
Cash and cash equivalents at beginning of year	93.4	195.5	46.1
(thereof cash escrow account)	(0.0)	(128.0)	0.0

Cash and cash equivalents at end of year	103.0	93.4	195.5

Back to Contents

Operating cash flows

Our cash provided by operating activities totaled €12.0 million in 2006, compared to €17.5 million in 2005, a decrease of €5.5 million or 31.4%. The cash provided by operating activities was negatively impacted by higher payments for antitrust proceedings amounting to €99.7 million in 2006, compared to €70.2 million in 2005. Our aggregate net financial debt decreased from €264.7 million as at December 31, 2005 to €229.1 million December 31, 2006 due to a decrease in interest payments. This decrease was mainly due to the higher positive cash flow from operations (excluding antitrust payments) and the capital increase in 2006, which resulted in a net cash inflow of €82.1 million. These effects were offset by the antitrust payments in 2006.

Non-cash expenses for depreciation and amortization of property, plant and equipment and intangible assets decreased from €65.1 million in 2005 to €53.4 million in 2006. The depreciation and amortization expense of €65.1 million in 2005 includes the write-down of €8.1 million of the remaining fixed asset book value at the Ascoli facility in Italy. Expenses related to restructuring programs (initiated in prior years) and other measures to improve efficiency and optimize costs resulted in a total expense of €4.2 million during 2006. Restructuring expenses in 2005 amounted to €20.8 million. The non-cash expense for restructuring expenses in 2006 and 2005 were €2.5 million and €11.6 million, respectively. In 2006, we paid €97.6 million to the European Commission for the final settlement of the graphite electrode fine upheld by the judgment of the ECJ on June 29, 2006, and €2.1 million for the settlement of civil claims and legal fees in connection with antitrust liabilities.

Investing cash flows

Cash used for investing activities amounted €63.8 million in 2006, compared to €30.6 million in 2005 and €40.6 million in 2004. Capital expenditures for property, plant and equipment increased from €44.7 million in 2005 to €65.2 million in 2006. Compared to the 2006, capital expenditures of €65.2 million in 2005, were higher than the amortization and depreciation expense of €53.4 million. Proceeds from the sale of property, plant and equipment and intangible assets were € 1.7 million in 2006. The 2005 figure of €16.1 million includes the cash provided by the cooperation agreement with Audi and the sale of non-operational real estate.

Financing cash flows

In 2006, €63.2 million was provided by financing activities, compared to €91.0 million used by financing activities in 2005. The increase of €154.2 was mainly due to the net inflow from the capital increase of €80.5 million (after deduction of costs of €3.2 million). The payments received from the capital increase for stock options exercised by employees amounted to €1.6 million (2005: €2.5 million). The €18.9 million change in financial liabilities related to the early repayment of a portion of our Old Facilities of €17.6 million and repayments of other loans in euros, GBP and yen amounting to €1.3 million.

In 2005, payments received from taking up financial liabilities of €67.8 million related to refinancing the U.S. senior facility. In return, the original U.S. senior facility of €82.4 million was fully repaid. The repayment of the convertible bond, issued in 2000, in September 2005 resulted in payments of €50.0 million from the restricted cash account. The remaining funds of €8.9 million from the restricted cash account were used for debt repayment. Other repayments of financial liabilities amounted to €19.2 million in 2005.

SGL Carbon AG has not distributed dividends since 1999. The payment of future dividends will be dependent on our earnings, the terms of our syndicated credit facility agreement, our financial condition and cash requirements, general business conditions in the markets in which we operate, legal, tax, and regulatory considerations and other factors. See Item 10, “Additional Information – Material Contracts”.

Discontinued operations

Discontinued operations for 2004 are shown in the Consolidated Cash Flow Statement as a net cash outflow of €24.6 million. For the discontinued operations, cash used in operating activities amount to €23.9 million, cash used in investing activities to €0.4 million, and cash used in financing activities to €0.3 million.

Back to Contents

Research and Development, Patents and Licenses, etc.

Founded in 2005, the central research organization “Technology & Innovation” (T&I) has gone from strength to strength in the past year. Integration of the research and development activities (which were previously organized decentrally) is now largely complete. This results in optimization of the information flow, shorter and more transparent decision-making processes and more cost-effective use of the infrastructure. All this directly increases the efficiency of our research and development activities. In 2006, we succeeded in making our research and development services much more effective by coordinating our innovation strategy directly with the strategies adopted by the SGL Group operating units, by selecting and conducting projects in a disciplined manner and by clearly focusing on commercial applicability.

T&I concentrates its activities on the energy, environmental, automotive and electronic markets. It also combines our material expertise and our application know-how. This establishes an excellent position for supporting the SGL Group’s growth strategy. In addition to continuing to develop the existing technological portfolio, T&I has also focused increasingly on tapping into new areas with market and technological potential. The exploration, evaluation and selection process has been improved and placed under the charge of our new created New Business Development Group.

In this way, we can create an optimized portfolio of development and platform projects in order to prepare products and processes for the markets of the future systematically. We prepare the actual market launch by means of internal start-ups, normally together with future customers. Our activities are continuously flanked by a global patent strategy in order to secure technology and market positions at an early stage. We thus applied for 95 new patents in 2006, 28 of which were for new inventions (compared to 18 the previous year).

We made increasing use of the SIX-SIGMA methods in 2006 with the aim of identifying what customers really expect from our new projects and increasing our efficiency much further. At year-end 2006, more than 50 individual projects of various sizes and stages of maturity had been defined in connection with new products along with projects aimed at further technological development and safeguarding our market position.

We had particular success with our activities for innovative energy sources. We have set up a modern battery research laboratory, which will allow us to create innovations with lithium-ion batteries of the next generation more quickly and more efficiently in the coming years. Where the fuel cell is concerned, our focus on the gas-diffusion layer technologies will further strengthen our market position. With regard to super capacitors, we have already successfully performed initial customer sampling of new products based on bio materials.

The development work for a new nuclear graphite material for the high-temperature atomic reactor has been successfully completed. This means we are very well prepared for the planned projects in South Africa, China and the USA. The development of new resin recipes combined with our own carbon fibers for customer-specific prepregs are opening up new sales markets for us for example, in the wind power sector.

With the introduction of newly developed expanded graphite gaskets with extremely low leakage properties which conform to TA Luft (Technical Instructions on Air Quality Control), we succeeded in further expanding our leading market position in the industrial gasket sector. We are using innovative, high-quality material combined with newly developed process techniques to develop high-performance graphites. This will present us with very good opportunities to achieve a leading technological position for this graphite, in particular for sustainable applications in the automotive market and other new markets.

A series of raw material projects involving carbon fibers and its composites as well as high-purity fine-grain graphites has been successfully completed. This will contribute to securing our raw material base and to improving our cost position, and hence the competitive edge of our products. Not only does our modern T&I Organization help secure our current market position, it also makes a decisive contribution to realizing the growth targets of the SGL Group. Efficient, effective solutions with optimal customer benefits, strategic importance as well as significant growth and profitability potential are our targets.

Back to Contents

Corporate and organizational structure to follow growth strategy in 2007

In order to make optimum use of future growth potential, the SGL Group has changed its corporate and organizational structures with effect from February 1, 2007. As already explained (for more details see Item 4 Information on the Company – Business Realignment) the current organizational structure consisting of the Business Areas Carbon and Graphite, Specialties and SGL Technologies was transferred to the two segments (Business Areas – BA) Performance Products and Advanced Materials by streamlining the structures. The external and internal reporting for the three Business Units (BU) Performance Products (PP), Graphite Materials & Systems (GMS) and Carbon Fibers & Composites (CFC) takes place within these two segments. The outlook for 2007 and 2008 is based on the new organizational and reporting structure. The SGL Group will report in this organizational and reporting structure for the first time in the first quarter of 2007.

Trend Information

Global economy to remain on growth path in 2007 and 2008

The outlook for a sustained positive economic climate in 2007 and 2008 is very good according to the Organization for Economic Co-operation and Development (“OECD”) and the International Monetary Fund (“IMF”). Global economic output is set to increase by around 4.9% in 2007. According to the IMF, the U.S. economy should grow by approximately 2.9%. The positive trend from 2006 is set to continue in Europe. Economic growth of 2.0% is forecast in the euro-zone by the IMF. The OECD economists expect an increase of approximately 1.8% in the German gross domestic product. The IMF expects comparatively moderate growth of approximately 2.1% for Japan. The main driving forces behind the global economy are again set to come from the growth countries in East and Southeast Asia as well as Eastern Europe. In their autumn 2006 report, the German economic research institutes have indicated that they expect overall growth of 6.3% in the emerging markets. Growth of 10.0% is forecast for the Chinese economy and growth of 6.0% is forecast for Russia by the German economic research institutes, driven by the high raw material prices. The OECD also forecasts the positive trends to continue in 2008. Overall, the OECD forecasts growth in economic output of 2.7% for the 30 industrialized countries which it regularly monitors. Growth of 2.7%, 2.3% and 2.0% is forecast for the United States, the euro-zone and Japan, respectively, in 2008.

According to political economists, these assumptions are subject to higher inflation and interest rates as well as extremely negative trends on the capital and real estate markets. The likelihood of stabilization in the prices of raw materials forms the most important basis for the positive scenarios described above. The scenarios do not allow for unforeseeable events such as geopolitical risks and terror attacks which would have a very negative effect on the forecasts.

Expected growth in customer industries

Positive trends are also expected for the SGL Group customer industries in 2007 and 2008. In line with the trend of previous years, the steel industry should continue to benefit from high demand from the emerging markets in Asia as well as Eastern Europe. Management therefore expects further increases in the demand for steel and further growth potential from the aluminum and metallurgy industry. A crucial factor in this forecast is the growth powered by the general economy, as well as substitution effects of traditional materials with lighter, more energy-efficient solutions which ensure an additional surge in demand.

In the automotive industry, sustained high pent-up demand in Asia and the stable demand in the Western industrialized nations should deliver a growth of around 2% to 70.5 million vehicles. The outlook for the immediate future is also positive for the chemical industry, with the German Chemical Association (Verband der Chemischen Industrie, “VCI”) anticipating expansion of 2% in the industry. Growth is also expected in the aerospace industry. Experts at Deutsche Bank forecast that annual deliveries of civil aircrafts will increase by around 10% each year before reaching an anticipated peak in 2009. In light of the continued high number of geopolitical disturbances and international military deployments, we expect the global defense expenditure in 2007 to be just as high as, if not higher than in 2006. In light of the continuing increase in global energy consumption due to the general economic situation, we expect growth in the energy sector. Alternative energy

Back to Contents

sources in particular will experience increased demand. Both the solar and the wind power industries are therefore expected to record double digit growth in coming years.

Performance Products business area with further profit improvement

We are expecting the positive conditions in the steel, aluminum and metallurgy industry for 2007 to have a positive effect on the Performance Products business area. Production capacities for graphite electrodes are currently well utilized. We can therefore be relatively confident about the accuracy of our forecasts for the rest of the year. As was the case in 2006, implementation of price increases has priority over expansion of the sales volume in individual cases. We are currently expecting graphite electrode and carbon electrode volume and prices will increase. In light of the expected increase in demand from the aluminum industry, we expect growth in cathode sales and prices.

We expect another excellent year of growth for furnace linings, with a high utilization of our capacities. As in previous years, the raw materials and energy price increases expected for 2007 have been accounted for in the above-mentioned price adjustments. Our SGL Excellence program is expected to have a positive effect on production costs in the next two years.

Advanced materials are increasingly gathering momentum Graphite Materials & Systems expecting renewed increase in return on sales

The upward trend exhibited by the most important customer industries in the Graphite Materials & Systems business unit will also lead to a continuation of the positive trend from the previous years in 2007. While business with the industrial applications is expected to expand in line with GDP, the markets for semiconductors and the solar industry offer significantly above average growth opportunities. The focus we placed on new applications in this sector as well as in the LED growth technologies and lithium-ion batteries is continuing to pay off. The renewed growth in the nuclear industry is also having a positive impact. For the process technology business line, we are expecting continued good performance due to the demand for capital expenditure in the chemical industry. The above-average potential from the emerging Asian markets can be used much more effectively in 2007 due to our new production activities in Shanghai, China and Pune, India. We plan to offset the expected negative cost effects in terms of raw materials and energy with selective price increases. Further cost improvements should also favorably influence earnings, so that, on the whole, we anticipate moderately rising sales in a mid single digit range and more than proportional earnings growth in the Graphite Materials & Systems business area. The return on sales should increase further.

Carbon Fibers & Composites is growing due to a market demand for substitutes for traditional materials

The carbon fiber and carbon composites produced by the Carbon Fibers & Composites business unit are increasingly being demanded as substitutes for traditional materials, due to their unique properties such as lightness and material rigidity. They support the preservation of resources and reduce energy costs. We are therefore expecting demand for carbon fibers to increase by around 10% to more than 32,000 tons in 2007. Composites have even greater growth potential. The main driving force behind this surge in demand is the energy industry, in particular from the wind energy sector, as well as the aerospace, automotive and construction industry.

The joint venture concluded at the start of 2007 with the textile company F. A. Kümpers has allowed us to further improve our position in the value chain for composites. We see further potential for carbon-ceramic brake discs due to new car models in the up market price segment. These models are set to be fitted with our brake discs from 2007 onwards. Subject to strategic and structural changes, we expect growth in sales for the Carbon Fibers & Composites business unit combined with a positive contribution by this business unit to operating earnings in 2007.

Consolidated earnings set to reach record level in 2007

In light of the very good economic environment and the positive forecasts for both business areas, we believe that we will be able to increase both sales and earnings in 2007. Subject to unexpected changes in currency exchange rates and adverse geopolitical or other events, we aim to increase our consolidated sales in 2007 compared to 2006. The transaction risks posed by currency

Back to Contents

exchange rates have been largely hedged at a U.S. dollar/euro exchange rate of 1.28. We are expecting a more than proportional improvement in operating profit. In view of the moderate improvement in the net financing costs and no significant restructuring expenses, we are expecting profit before and after tax to increase. The same applies to earnings per share. This development should impact cash flow positively. It will be used mainly to finance our continued growth in 2007. Our equity ratio increased to 35% in 2006 from 27% in 2005 and is expected to improve further in 2007.

Well positioned with regard to procurement and production, despite expected price increases

Raw material and energy prices will again burden the cost structure in 2007, increasing significantly compared to 2006. However, these trends have already been accounted for in price negotiations with our customers. In view of our long-term supplier relationships, we do not anticipate procurement bottlenecks in 2007 and 2008, despite high demand. Cost relief will be provided by the efficiency improvement measures initiated in recent years at all levels and already included in previous years’ balance sheets. While no assurances can be given, we do not expect increases in raw material and energy prices to have a material adverse effect on our results of operations in 2007 or in 2008.

Liquidity and capital resources at a high level

The very good balance sheet ratios, the available financing framework and the expected positive cash flow trend will provide the financial basis for the Company’s expansion planned for the coming years. For this reason, the increase in capital expenditure announced for 2007 and 2008 will be completely financed from the operating cash flow.

Significant growth of capital expenditure expected in 2007 and 2008

The planned capital expenditure on property, plant and equipment will increase significantly in 2007 and 2008 and be well above the 2006 level. This development affects both business areas and is the result of new projects along with the major alignment of our business to Asia. Capital expenditure will be concentrated on two main projects: the construction of a new production plant in Malaysia which is scheduled to begin operations in 2008, and the creation of a new fiber production line. Total capital expenditure of approximately €50 million is planned for Malaysia over the next three years.

Expected increase in research and development expenditure in 2007

In response to the development of new applications in the high-tech Advanced Materials business area and the growth opportunities presented by this, we expect to increase our research and development expenditure. Expenses incurred by the environmental protection measures which we have planned for this year and the next two years will remain at roughly last year’s level.

Headcount will scarcely change in 2007

We do not expect our total number of employees to change significantly in 2007. From a regional perspective, the number of employees is expected to grow in Asia due to increased capital expenditure. We do not expect significant production relocations in Europe and in North America. The construction of the production plant in Malaysia is likely to lead to a significantly higher overall number of employees within the SGL Group in 2009.

Off-balance sheet arrangements

At this time we do not use “off-balance sheet financing arrangements”, related to the securization of receivables or access to assets through special purpose entities or variable interest entities.

SGL Group companies provide standby letters of credit to support associated and related Group companies. Performance bonds and guarantees of advanced payments received guarantee the fulfillment of contractual commitments of partners in a consortium where SGL may be a partner. In the event of non-performance under the contract by the consortium partner(s), SGL will be required to pay up to an agreed upon maximum amount.

Back to Contents

Furthermore, SGL has provided indemnifications in connection with divestments of business entities, which protect the buyer from tax, legal, and other risks related to the purchased business entity. Provisions have been provided for in the financial statements in the event that SGL is required to make a payment under these indemnifications. In addition, provisions have also been established for the non-contingent component of the outstanding guarantees. Most of SGL’s guarantees have fixed or scheduled expiration dates, and in the Management’s experience, such guarantees are rarely drawn upon. For additional information with respect to SGL’s outstanding guarantees, see Note 25 to the Consolidated Financial Statements.

SGL has set up credit lines for guarantees in connection with the financing of project-related business in the Surface Technology and Plastics Process Technology businesses. Due to the sale of these operations as of January 6, 2005, SGL will continue to carry the credit lines existing at that date in the amount of approximately €6.4 million at the end of 2006 (December 31, 2005: €9.5 million) until each individual guarantee expires. The average utilization of such guarantees in the past has been less than 1%. After careful assessment of possible future utilization, we established an appropriate provision at year-end.

Rental and lease obligations relating to land and buildings, IT equipment, motor vehicles and other items of property, plant and equipment amounted to €29.1 million and €9.2 million at December 31, 2006 and 2005, respectively. The increase in operating leases in 2006 is largely due to two new leases for an office building as well as machinery required for processing a major contract. The fair value of the office building totals approximately €4.2 million; the lease period is 15 years and we have a purchase option at fair value. The fair value of leasing the machinery totals approximately €6.1 million; the lease period is 6 years and we have a purchase or extension option at market conditions. Payment obligations of €59.2 million for a contract regarding a right to construct buildings on land owned by a third party in Germany are outstanding for the next 60 years.

SGL provided a guarantee to the European Commission regarding the imposed antitrust fines. A provision was established on the Consolidated Balance Sheet to provide for the estimated payment. All three fines were taken into consideration in the expenses for previous years as well as 2006 in the amount stipulated by the ECJ or appropriate authorities respectively (as of the end of 2006) and fully and finally paid (graphite electrode proceedings) or provisionally deposited as a security to the European Commission. The outcome of the two pending is as yet unknown. See Item 8, “Financial Information — Legal Proceedings — Civil suits resulting from antitrust violations” for more information.

Back to Contents

Tabular disclosure of contractual obligations

	Maturing in:

Obligations	Total	Less than one year	2008	2009	2010	2011	After 2011

	(in millions of €)	(in millions of €)	(in millions of €)	(in millions of €)	(in millions of €)	(in millions of €)	(in millions of €)
Term Facility D	60.7	0.0	60.7	0.0
Senior notes	270.0	0.0	0.0	0.0	0.0	0.0	270.0
Other bank debt	1.4	0.7	0.1	0.1	0.1	0.1	0.3

Total bank debt***	332.1	0.7	60.8	0.1	0.1	0.1	270.3

Acotec guarantees**	6.0	0.0	0.0	0.0	0.0	0.0	6.0
Other guarantees**	2.5						2.5
Letter of Credit Facilities****	28.8	0.0	28.8	0.0	0.0	0.0	0.0
Purchase obligations**	20.2	20.2
Operating leases**	29.1	6.5	5.4	3.6	2.8	2.5	8.3
Finance leases **	0.9	0.4	0.4	0.1	0.0	0.0	0.0
Liabilities from tax payments	11.6	11.6	0	0
Other obligations	44.8	44.3	0.5

Total	476.0	83.7	95.9	3.8	2.9	2.6	287.1

*	$80.0 million converted into Euro at prevailing exchange rate of 1.3170 at balance sheet date.
**	Contingent liability.
***	Total bank debt does not include €(12.6) million debt financing costs that were subtracted from this amount in the IFRS financial statements.
****	Bank guarantees to the European Commission included in the financial statements as provision.

For details and a description see Item 5 “Operating and Financial review and prospects” and the Note 23 and 25 to the Consolidated Financial Statements.

Back to Contents

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

In accordance with the German Stock Corporation Act (Aktiengesetz), SGL has two separate boards of directors. These are the Board of Management (Vorstand) and the Supervisory Board (Aufsichtsrat). The two boards are separate; no individual may be a member of both boards.

The Board of Management is responsible for managing our business in accordance with applicable laws and with our articles of association (Satzung).

The principal function of the Supervisory Board is to supervise the Board of Management. It is also responsible for appointing and removing the members of the Board of Management. Certain transactions, such as purchases and sales of real estate, commencement or discontinuance of business lines, the granting of guarantees, or the purchase or sale of equity interests, require the prior consent of the Supervisory Board if the transaction is outside of our ordinary course of business. To ensure that these functions are carried out properly, the Board of Management must, among other things, regularly report to the Supervisory Board with regard to current business operations and future business planning. The Supervisory Board is also entitled to request special reports at any time. The Supervisory Board oversees our management but is not permitted to make management decisions.

The members of the Board of Management and the members of the Supervisory Board are solely responsible for, and manage, their own areas of competency (Kompetenztrennung). In carrying out their duties, the individual board members must exercise the standard of care of a diligent and prudent businessman. In complying with this standard of care, the boards must take into account a broad range of considerations, including the interests of SGL and its shareholders, of employees and of creditors.

Except under special circumstances, under German law, a shareholder has no direct recourse against the members of the Board of Management or the Supervisory Board in the event that they are believed to have breached their fiduciary duty toward SGL. Apart from insolvency or other special circumstances, only SGL has the right to claim damages from members of either board. We may only waive these damages or settle these claims if at least three years have passed and if the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority of the votes cast, provided that opposing shareholders do not hold, in the aggregate, one tenth or more of our share capital and do not have their opposition formally noted in the minutes kept by a German notary.

Board of Management

Our Board of Management currently consists of four members (the total number is determined by the Supervisory Board) who are appointed by the Supervisory Board in accordance with the German Stock Corporation Act.

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

The members of the Board of Management are appointed by the Supervisory Board for a maximum term of five years. They may be reappointed and have their term extended for one or more terms of five years. Under certain circumstances, such as a serious breach of fiduciary duty or a vote of no confidence by the shareholders’ meeting, a member of the Board of Management may be removed by the Supervisory Board prior to the expiration of his or her term. A member of the Board of Management may not attend to, or vote on, matters relating to proposals, arrangements or contracts between himself and the SGL Group.

According to our articles of association, Management Board decisions are made by a simple majority of the votes, as long as a larger majority is not required by law. In the event of a tie, the vote of the chairman of the Board of Management is decisive.

Back to Contents

The following table shows the current members of our Board of Management, including the year in which they were appointed and the end of their term:

Name	Year Appointed	End of Term	Title	Other Activities

Robert J. Koehler	1994	December 2011	Chairman and CEO
Member of the Supervisory Board of: AXA Konzern AG, Cologne, Germany; Benteler AG,1) Paderborn, Germany; Demag Cranes AG, Düsseldorf, Germany; Heidelberger Druckmaschinen AG, Heidelberg, Germany; LANXESS AG, Leverkusen, Germany; Pfleiderer AG, Neumarkt, Germany;

Sten Daugaard	2005	December 2010	Member and CFO
Member of the Supervisory Board (within SGL Group) of: SGL Carbon Luxemburg S.A.1), Luxembourg; SGL Carbon GmbH1), Meitingen, Germany; SGL CARBON S.p.A., Milan, Italy SGL CARBON S.A., La Coruña, Spain; SGL CARBON Holding S.L., La Coruña, Spain; SGL CARBON Polska S.A., Racibórz, Poland;

Theodore H. Breyer	1999	June 2008	Member	Member of the Supervisory Board (within SGL Group) of: HITCO CARBON COMPOSITES Inc., Gardena, United States; SGL CARBON LLC., Charlotte, United States;
Dr. Hariolf Kottmann	2001	March 2010	Member
Member of the Supervisory Board of: SF Chem, Basel, Switzerland; Member of the Supervisory Board or other Control Bodies (within SGL Group) of SGL CARBON ASIA PACIFIC Sdn Bhd1), Kuala Lumpur, Malaysia; SGL CARBON Japan Ltd.1), Tokyo, Japan; SGL TOKAI CARBON Ltd.1), Shanghai, China; SGL CARBON Far East Ltd.1), Shanghai, China; SGL CARBON Graphite Technic Co. Ltd.1), Shanghai, China;

1)	Chairman of the Supervisory Board.

Back to Contents

The members of the Board of Management may be contacted at SGL’s business address which is SGL CARBON Aktiengesellschaft, Rheingaustr. 182, D-65203, Wiesbaden, Germany.

Robert J. Koehler has served as Chairman of the Board of Management since SGL’s transformation into a stock corporation in 1994. From 1992 until that time, he served as Chairman of the Board of Managing Directors of SGL CARBON GmbH. Prior to joining the SGL Group, he held various positions with the Hoechst Group. From 1989 to 1991, Mr. Koehler was Head of Corporate Planning of Hoechst AG, and from 1987 until 1989, he served as President of Hoechst Colombiana S.A. From 1985 to 1987, he was responsible for the Industrial Division of Hoechst U.K. Limited and was a member of the Management Committee. Prior to serving as Director of the Chemical Division of Hoechst U.K. Limited from 1975 to 1985, he was Product Manager of Organic Chemicals at Hoechst AG from 1971 to 1975. In addition to his activities at SGL, he also serves as a member of the supervisory boards of AXA Konzern AG, Cologne, Germany; Benteler AG, Paderborn, Germany (chairman); Demag Cranes AG, Düsseldorf, Germany; Heidelberger Druckmaschinen AG, Heidelberg, Germany; Lanxess AG, Leverkusen, Germany; and Pfleiderer AG, Neumarkt, Germany.

Sten Daugaard was appointed as a member of the Board of Management in 2005 and serves as Chief Financial Officer. He joined SGL as Executive Vice President of Finance effective January 1, 2004. Prior to joining the SGL Group he served as Chief Financial Officer and Chief Executive Officer of LTU Group Holding and LTU International Airways from 2000 to 2003. Between 1992 and 1997, Mr. Daugaard served as Finance Director and European Treasurer at ITT Corporation, ITT Industry Europe and ITT Automotive before joining the SAirGroup as Corporate Treasurer from 1997 to 2000. From 1986 to 1988 he was Head of the Foreign Department at Nykredit, and from 1989 to 1992 Management Board Member of Frankfurter Bodenkreditbank. In 1977, Mr. Daugaard joined the Den Danske Bank Copenhagen and held various positions in Copenhagen and in the United States until 1986, the last being Head of Foreign Currency Financing Department and Treasury. In addition to his activities at SGL, he also serves, within the SGL Group, as a member of the supervisory boards of SGL CARBON S.p.A., Milan, Italy, SGL CARBON S.A., La Coruña, Spain, SGL CARBON Holding S.A., La Coruña, Spain, SGL CARBON Polska S.A., Racibórz, Poland and as Chairman of the supervisory boards of SGL Carbon Luxemburg S.A., Luxembourg, and SGL Carbon GmbH, Meitingen, Germany.

Theodore H. Breyer was appointed to the Board of Management in 1999. In addition to this appointment, he took over the responsibility for the global Carbon and Graphite business area effective January 1, 2002. In 1970, Mr. Breyer joined the Caltex Petroleum Corporation. Between 1974 and 1995, Mr. Breyer held various positions at Hoechst Celanese, most recently as Vice President and General Manager for Bulk Pharmaceuticals Products of the Specialty Chemicals Group. In 1995, Mr. Breyer joined the SGL Group. From 1997 to 1999, Mr. Breyer served as Chairman of our Carbon and Graphite North America business unit. In addition to his activities at SGL, he also serves, within the SGL Group, as a member of the supervisory boards of HITCO CARBON Composites Inc. in Gardena, United States, and SGL CARBON LLC, in Charlotte, United States.

Hariolf Kottmann was appointed as a member of the Board of Management in 2001. In addition to this appointment, he took over the responsibility for our global Specialties business area effective January 1, 2002. Prior to joining the SGL Group, Mr. Kottmann acted as Executive Vice President of Celanese Ltd. in (Dallas, Texas, United States). Mr. Kottmann has also held several management positions as divisional head of research and development, divisional head of production and head of divisions with Hoechst AG or affiliated companies. In addition to his activities at SGL, he also serves as a member of the supervisory board of SF Chem, Basel, Switzerland, and, within the SGL Group, as chairman of the supervisory boards of SGL CARBON ASIA PACIFIC Sdn Bhd in Kuala Lumpur (Malaysia), SGL CARBON Sdn Bhd in Kuala Lumpur (Malaysia), SGL CARBON Japan Ltd. in Tokyo, Japan, SGL TOKAI CARBON Ltd., Shanghai, China, SGL CARBON Graphite Technic Ltd. in Shanghai, China, and SGL CARBON Far East Ltd. in Shanghai, China.

Other Senior Management

The table below sets forth the SGL Group’s senior executive officers, the year they were appointed and their positions within the SGL Group::

Back to Contents

Name	Year Appointed	Management Position

Armin Bruch	2005	Carbon and Graphite business area
Britta Döttger	2004	Group Coordination – Treasury
Wilhelm Hauf	2001	Group Coordination – Accounting
Dr. Joachim Heins-Bunde	1992	Group Coordination– Corporate Planning
Helmut Mühlbradt	1989	Group Coordination – Human Resources and Legal
Christian Pagel	2004	Corporate Business Systems
Dr. Jan Verdenhalven	2001	Managing Director – SGL Technologies
Dr. Gerd Wingefeld	2005	Specialties business area

Mr. Bruch was appointed Chairman of the Carbon Graphite business area effective January 1, 2005. He had joined SGL as the Carbon Graphite Business area Head of Commercial Business in 2001. Prior to joining the SGL Group he has held various positions in marketing, sales and general management within Celanese AG and in the Hoechst Group.

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

Supervisory Board

Our Supervisory Board currently consists of twelve members, six of whom were elected by the shareholders in the general meeting in accordance with the provisions of the German Stock Corporation Act and six of whom were elected by the employees in accordance with the German Co-Determination Act (Mitbestimmungsgesetz).

A member of the Supervisory Board elected by the shareholders may be removed by a simple majority vote at a general meeting of the shareholders. A member of the Supervisory Board elected by the employees may be removed by a majority of at least three-quarters of the votes cast by the relevant class of employees. The Supervisory Board appoints a chairman and a deputy chairman from among its members. The Chairman of the Supervisory Board must be elected by a majority of

Back to Contents

two-thirds of the members of the Supervisory Board. If this majority is not reached in the first vote, the chairman will be elected in a second vote solely by the representatives of the shareholders. At least half the members of the Supervisory Board must be present to constitute a quorum. Unless otherwise provided for by applicable law or our articles of association, resolutions are passed by a simple majority of the Supervisory Board. In the event of a tied vote, another vote is held. In the event of a second tied vote, the Chairman has a tie-breaking vote.

The members of the Supervisory Board are each elected for a term of approximately five years (the term expires at the end of the general meeting of shareholders in which the shareholders discharge the Supervisory Board for the fourth fiscal year after the beginning of the member’s term. The year in which the member’s term begins is not counted in this calculation). The compensation of the members of the Supervisory Board is fixed by our articles of association.

The following table shows the current members of our Supervisory Board and with regard to each member the year of first appointment to the Supervisory Board of SGL or its predecessor companies, the year of expiry of the term of office, the member’s function in SGL and the principal activities performed outside SGL:

Name	Year first appointed	End of term1)	Other Activities

Max Dietrich Kley (Chairman)	2004	2008
Former Member of the Board of Management of BASF AG, Ludwigshafen, Germany; Chairman of Börsensachverständigenkommission (BSK), Germany; President of Deutsches Aktieninstitut e.V., Frankfurt/Main (DAI), Germany; Member of the Board of Trustees of the International Accounting Standards Committee Foundation (IASCF); Supervisory board memberships: BASF AG, Ludwigshafen, Germany; Heidelberg Cement AG, Heidelberg, Germany; Infineon Technologies AG, Munich, Germany;2) Schott AG, Mainz, Germany; UniCredit S.p.A., Milan, Italy;

Josef Scherer3) (Deputy chairman)	2005	2008	Chemical Laboratory Assistant, SGL CARBON GmbH, Meitingen, Germany;
Prof. Dr. rer. nat. Utz-Hellmuth Felcht	1992	2008
Former Chairman of the Management Board of Degussa AG, Duesseldorf, Germany; Former Member of the Management Board of RAG AG, Essen, Germany; Member of the Supervisory Board of: Gerling Konzern Versicherungsbeteiligungs-AG, Cologne, Germany;(2)

Dr.-Ing. Claus Hendricks	1996	2008
Former Member of the Management Board of Thyssen Krupp Stahl AG, Duisburg, Germany; Member of the Supervisory Board of: Pro Lean Consulting AG, Duesseldorf, Germany; Schumag AG, Aachen, Germany; TSTG GmbH, Duisburg, Germany;

Dr.-Ing. Hubert H. Lienhard	1996	2008
Member of the Board of Management of Voith AG, Heidenheim, Germany; Member of the Supervisory Board of: Sulzer AG, Winterthur, Switzerland; Voith Turbo Beteiligungs GmbH, Heidenheim, Germany; Voith Paper Holding Verwaltungs GmbH, Heidenheim, Germany; Voith Siemens Hydro Kraftwerktechnik GmbH & Co. KG, Heidenheim, Germany; Voith Siemens Hydro Power Generation Ltda., Sáo Paulo, Brazil; Voith Siemens Hydro Power Generation Shanghai Ltd., Shanghai, China; Voith Siemens Hydro Power Generation Inc., York, PA/United States Voith Siemens

Back to Contents

Name	Year first appointed	End of term1)	Other Activities

			Hydro Power Generation Inc., Montreal, Canada; Voith Siemens Hydro Power Generation GmbH & Co. KG, St. Pölten, Austria; Voith Fuji Hydro K.K., Kawasaki-shi, Japan;
Jacques Loppion	1993	2008	Former Président du Conseil d’Administration Groupe SNPE S.A., France; Member of the Supervisory Board of: KME AG, Osnabrueck, Germany;
Michael Pfeiffer 3)	2007	2008	Representative of IG Metall, administrative center, Augsburg, Germany;
Guenter Piechowski	2006	2008	Site Manager and Human Resource Manager SGL CARBON GmbH, Bonn, Germany;
Edelbert Schilling3)	2003	2008	General Manager, K &W Europe GmbH, Montabaur, Germany;
Andrew H. Simon OBE MBA	1998	2008
Member of the Board of Management of Management Consulting Group plc., London, UK; Member of the Supervisory Board of: Brake Bros, Ltd., Ashford, UK; Dalkia UK plc, London, UK; MERETEC Ltd., London, UK; Travis Perkins plc, Northampton, UK; Finning International Inc., Vancouver, Canada;

Heinz Will3)	2005	2008	Electrician, SGL CARBON GmbH, Frankfurt, Germany;
Hans-Werner Zorn3)	2003	2008	Mechanical Engineering Technician, SGL CARBON GmbH, Bonn, Germany;

1)	Terms end upon the adjournment of the annual shareholders’ meeting held in the year indicated.
2)	Chairman.
3)	Employee representatives.

The members of the Supervisory Board may be contacted at the Issuer’s business address (noted above).

Committees

For the purpose of handling complex issues, the Supervisory Board establishes various committees in line with and on the basis of our articles of association. The Supervisory Board has established a Personnel Committee, an Audit Committee, a Strategy Committee and a Technology Committee. The Supervisory Board may establish permanent or temporary committees at its own discretion. In its resolutions regarding the establishment of other committees, the Supervisory Board is required to expressly outline the tasks of the new committee, its composition and to state whether the new committee shall be entitled to pass resolutions.

Audit Committee: The Supervisory Board has established an Audit Committee. The core tasks of the Audit Committee encompass the following areas: annual consolidated financial statements, risk management, independence of the auditor, preparation for issuing the audit mandate, determining the areas of emphasis of the audit and proposing the audit fees to the Supervisory Board. Tasks and

Back to Contents

procedures of the Audit Committee are incorporated into the SGL CARBON Aktiengesellschaft Corporate Governance Policy. Individual tasks of the Audit Committee cover the following areas:

•	Preparation of the Supervisory Board’s recommendation to the General Meeting of shareholders on the election of the auditor, which includes a thorough review of the auditor’s independence.

•	Preparation of the audit mandate, including discussing the areas of emphasis of the audit and the auditor’s remuneration as well as approval of additional non-audited related services of the auditor.

•	Review and discussion of the annual financial statements of SGL CARBON Aktiengesellschaft and of the Cconsolidated Financial Statements, management report and Group management report and the proposal for the appropriation of the net profit. Preparation of Supervisory Board resolutions regarding the approval of the annual financial statements and the Consolidated Financial Statements.

Other responsibilities of the Audit Committee include, but are not limited to, the risk management and the internal control system of SGL, the handling of complaints on accounting matters addressed to the Audit Committee and the preparation and discussion of the Board of Management’s report on allocation of charitable donations that exceed €10,000. The Supervisory Board, upon proposal of its chairman, may delegate the approval of the increase in share capital from authorized capital (pursuant to article 3, para. 6 and 7 of the Articles of Incorporation) to the Audit Committee. The members of the Audit Committee are Andrew Simon (chairman and financial expert), Max Dietrich Kley, Jürgen Kerner and Josef Scherer.

Personnel Committee: The Personnel Committee, in carrying out its responsibility to approve all compensation paid by SGL to members of the Board of Management, reviews and approves the compensation programs and payments for members of the Board of Management, including share option programs and other incentive-based compensation. The Personnel Committee is comprised of three members who meet four times per year or as and when required. The chairman and the vice-chairman of the Supervisory Board are permanent members of the committee. The third member of the committee is a Supervisory Board member who represents the shareholders and who is elected into the committee by the other members of the Supervisory Board. The members of the Personnel Committee are Max Dietrich Kley (chairman), Utz-Hellmuth Felcht and Josef Scherer.

Compensation

Board of Management

We have entered into service agreements with all current members of the Board of Management. These agreements generally provide for a base salary, an annual bonus plan, a pension plan and additional benefits. For a discussion of the stock option and similar plans in which the management of the SGL Group participates, see “— Management and employee incentive plans.” We believe that the service agreements between SGL and the members of the Board of Management provide for payments and benefits upon termination of employment that are in line with customary market practices.

The remuneration of the Board of Management (without payments in kind) for 2006 and 2005 was as follows:

In 2006, the fixed annual salary for Robert J. Koehler was €470,000 (previous year: €424,000). The fixed annual salary for the members of the Board of Management Theodore H. Breyer, Sten Daugaard and Dr. Hariolf Kottmann was €320,000 each (previous year: €294,000 each).

In 2006, the performance-based annual bonus for Robert J. Koehler was €564,000 (previous year: €424,000) and €384,000 for each other member of the Board of Management (previous year: €294,000 each). The annual bonus represents the bonus expensed in the reporting year, which paid out in the following year.

For the current LTCI plan from January 1, 2005 to December 31, 2007, the objective attainment and payment for the members of the Board of Management is specified by the Personnel Committee of the Supervisory Board in 2008 during the concluding evaluation. Based on the expected

Back to Contents

objective attainment, provisions were expensed in 2005 and 2006. These amounted to a total of €747,000 in 2006 (2005: €796,000). Of this figure, €249,000 (previous year: €265,000) was attributable to the Chairman of the Board of Management, Robert J. Koehler and for each other member of the Board of Management €166,000 was attributable in 2006 (2005: €177,000 each).

Under the terms of the share plan, the members of the Board of Management can invest up to 50% of their annual bonus in company shares at the current price. Payment for these shares is made from the net income after tax of each member of the Board of Management. After a two-year holding period, the same number of shares is granted. This additional financial benefit is taxed according to the price on the day it is allocated. 15% of the gross proceeds must in turn be invested in shares of SGL and held for at least one year. IFRS requires the expense to be recorded over the appropriate two-year holding period of the share plan. The total expense is based on the original purchase price of the shares. In 2006, participation in the current share plans on the part of the Board of Management resulted in an expense of €344,000 (2005: €135,000). The low amount for 2005 is due to the fact that the Board of Management and around 70 managers waived their bonus in 2003. As a result, the share plan was not carried out in 2004. This means that the figure for 2005 only contains the 2005 share plan while the figure for 2006 contains the relevant parts of the 2005 share plan and the 2006 share plan. In 2006, for Robert J. Koehler a total of €185,000 is attributable (2005: €79,000), for Theodore Breyer a total of €95,000 (2005: €28,000) and Dr. Hariolf Kottmann a total of €64,000 (2005: €28,000) are attributable.

In 2005 and 2006, the members of the Board of Management received stock appreciation rights (SARs) instead of the stock options which had been granted up to 2004. These SARs must be expensed in accordance with IFRS 2 (“Share-based Payment”). The corresponding valuation of the SARs is based on a binominal model or a Monte Carlo simulation using SGL Carbon-specific measurement parameters. The total value of the SARs granted over the time in question is expensed over 2 years, corresponding to the 2-year holding period of these instruments. The value of the SARs as calculated on the grant date is recorded in SGL’s income statement over 2 years for accounting purposes. No changes are made to this figure compared to the original measurement. When the 2-year holding period is over, the exercise is contingent upon certain performance targets. These performance targets are based on a minimum of 15% increase in the price of the SGL share compared to its price on the day the SARs were granted as well as the performance of the SGL share (at least) compared to the M-DAX performance for the period from the day the SARs were granted to the day they are exercised. When the SARs are exercised, 15% of the gross proceeds must again be invested in SGL shares for a 12-month period.

The members of the Board of Management were granted 140,000 SARs in 2005 as well as in 2006. The value calculated for the SARs at the grant date was €4.40 per SAR granted in 2005, and €6.87 per SAR granted in 2006. This results in a total value of €616,000 for 2005 and €961,800 for 2006. The Chairman of the Board of Management, Robert J. Koehler, received SARs with a total value of €344,000 in 2006 (2005: €220,000). The other members of the Board of Management each received SARs with a total value of €206,000 in 2006 (2005: €132,000 each). The values of these SARs upon exercise will differ from the calculated theoretical values and may be either higher or lower.

For fiscal year 2006, the expensed remuneration of the Board of Management amounted to a total of €5.3 million including payments in kind.

To cover the pension obligations to members of the Board of Management SGL entered into reinsurance policies with two large insurance companies. As of December 31, 2006, the asset value included in the pension provisions amounted to €7.5 million. Claims under these reinsurance policies were pledged to the respective Board of Management members. The total remuneration of former members of the Board of Management and executive management and their surviving dependents amounts to €0.4 million. Provisions of €6.2 million have been accrued to cover pension obligations to former members of executive management and their surviving dependents.

Supervisory Board

In addition to the reimbursement of expenses, each member of the Supervisory Board receives fixed compensation of €20,000 payable after the end of the fiscal year. The Chairman of the

Back to Contents

Supervisory Board receives €40,000 and his Deputy receives €30,000. Each member of a Supervisory Board committee receives €2,000 for each committee meeting in which he participates.

The total compensation of the Supervisory Board in 2006 totaled €332,700. The following table shows the compensation paid to individual members of our Supervisory Board in 2006:

	Base compensation	Additional compensation	Total

	(in thousands of €)
Max Dietrich Kley (Chairman)	40.0	12.6	52.6
Josef Scherer* (Deputy Chairman)	30.0	12.6	42.6
Prof. Dr. rer. nat. Utz-Hellmuth Felcht	20.0	8.5	28.5
Peter Fischer (up to April 28, 2006)	6.5	0.1	6.6
Dr.-Ing. Claus Hendricks	20.0	4.6	24.6
Juergen Kerner*	20.0	4.6	24.6
Dr.-Ing. Hubert H. Lienhard	20.0	4.6	24.6
Jacques Loppion	20.0	0.2	20.2
Guenter Piechowski (since April 28, 2006)	13.6	0.5	14.1
Edelbert Schilling*	20.0	2.6	22.6
Andrew H. Simon	20.0	6.6	26.6
Heinz Will*	20.0	0.5	20.5
Hans-Werner Zorn*	20.0	4.6	24.6

Total	270.1	62.6	332.7

*	Employee representatives who receive compensation from us unrelated to their work on the Supervisory Board. Supervisory Board members receive additional compensation for meeting attendance and for their participation as active committee members.

Annual Bonus Plan

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

Since 1998, a similar bonus plan was introduced for all non-exempt employees in Germany, replacing the previous profit-sharing plan. The bonus payment under this plan can amount to up to 20% of an employee’s yearly base salary and is distributed in form of shares (30% of which are subject to a lock-up of one year). A similar bonus plan for exempt employees generally provides that 50% of the bonus payment be distributed in the form of shares.

Management Incentive Plans

At present, we maintain a total of five different management and employee incentive plans. The Long-Term Incentive Plan, which was introduced in 1996, originally consisted of the SAR Plan and the Long Term Cash Incentive Plan (the “LTCI Plan”). The exercise period of the SAR Plan ended at the end of 2006. The current LTCI Plan is valid for the period from 2005 through 2007 (the LTCI Plan 2005–2007). Furthermore, on April 27, 2000, SGL’s Annual General Meeting approved the introduction of a Share Plan or Matching Shares Plan (“Share Plan”) as well as a Stock Option Plan (“Stock Option Plan”). The Share Plan was launched in March 2001. The Stock Option Plan, which was implemented in July 2000, superseded the SAR Plan 1996, whose eligibility period ended in 2001, and has a maturity of five years. As a successor plan for the Stock Option Plan that expired at the end of 2004, the annual general meeting of shareholders held on April 30, 2004 approved the introduction of a SAR Plan 2005 for Board of Management and the top three management levels. The plan provides for the issue of SARs beginning on January 1, 2005, over a period of five years, whose increase in value provides their holders with the right to subscribe to shares of SGL.

Back to Contents

Beginning in fiscal year 2005 stock options and SARs granted since fiscal year 2003 must be treated as an expense in accordance with IFRS 2. For details see Note 30 to the Consolidated Financial Statements.

Stock Appreciation Rights Plan 1996 (SAR-Plan)

Under the SAR Plan, the members of the Board of Management and certain members of senior management of the SGL Group have been granted SARs. Each SAR represents: (i) with respect to members of the Board of Management, the right to receive an amount equal to the difference between SGL’s average share price officially quoted on the Frankfurt Stock Exchange on March 16 of the year in which the option is exercised the respective exercise price, which, prior to adjustment for dilution, ranges from €33.03 to €102.26; and (ii) with regard to employees of the SGL Group, the right to purchase one share at the respective exercise price.

One SAR is associated with one share. A total of 840,500 shares are linked to the SAR Plan, representing approximately 3.79% of all shares outstanding at the time. Until December 21, 2004, SARs representing a total of 746,800 shares had been granted to members of the Board of Management and to 60 members of senior management. Of these SARs, 637,350 had been exercised as of December 31, 2006. The SAR Plan 1996 ended in fiscal year 2006 at which point all outstanding appreciation rights expired.

Under the SAR Plan, an option representing a specific number of SARs (a “SAR Option”), as determined by the Board of Management, or, if the beneficiary was a member of the Board of Management, by the Supervisory Board, was granted to each beneficiary at the beginning of the SAR acquisition period (January 1, 1996– January 1, 2000). The SARs allotted via this SAR Option during the eligibility period (January 1, 1997– January 1, 2001) were vested on January 1 for the preceding fiscal year in five equal annual tranches of 20% each. Each vested SAR could be exercised during the period March 1 to March 15 each year, on March 15, 2006, at the latest, or upon termination of service (as described below). Board of Management members exercising SAR Options were required to utilize a portion of the net proceeds corresponding to 15% of the gross proceeds to purchase shares of SGL in the stock market. For this purpose, SGL instructed a financial institution to acquire the shares for the account and in the name of the member of the Board of Management. SGL or the relevant subsidiary provided the financial means to the bank to effect the purchase directly and deduct the amounts from the funds due to the beneficiary from exercising the SAR. The bank retained these shares in safekeeping on behalf of the member of the Board of Management for the successive 12 months. The remaining net proceeds were paid out to the relevant member of the Board of Management.

All the shares earned by an employee of the SGL Group upon exercise of the SARs had to be resold immediately. An exception was made for the number of shares that could be purchased with 15% of the gross proceeds from the sale of all the shares. Such retained shares could not be sold and were blocked for a period of 12 months. As the exercise price of these SARs from 1996 was considerably higher than the current share price, the fair value of these options was zero euros in the last two fiscal years.

Long-Term Cash Incentive Plan 2005 – 2007 (LTCI Plan 2005 – 2007)

Under the LTCI Plan 2005–2007, over a three-year period SGL can grant the members of the Board of Management and 40 members of senior management a cash bonus payment that is linked to certain performance targets. The current planning period runs from 2005 through 2007. Bonuses totaling a maximum of €7.4 million may be paid out. The performance target that the SGL Group must reach in order for participating members of senior management and Board of Management members to qualify for the maximum bonus under the LCTI Plan 2005-2007 was set at a ratio of net financial debt to EBITDA1 of 3.4 to 1 as per December 31, 2005, 2.7 to 1 as per December 31, 2006 and 2.3 to 1 as per December 31, 2007. The Plan also stipulates that 20% of the maximum bonus can be paid if the performance target is reached by December 31, 2005, 30% if the performance target is reached by December 31, 2006, and 50% if the performance target is reached by December 31, 2007.

Beneficiaries of the LTCI Plan 2005–2007 must use a portion of the net proceeds of the LTCI premiums corresponding to 15% of the gross proceeds to buy shares of SGL on the stock market.

Back to Contents

For this purpose, SGL instructs a financial institution to acquire the shares for the account and in the name of the respective beneficiary and transfers the funds out of withheld bonus payments directly to the bank for the purchase of the shares. These shares are subsequently held by the financial institution in safekeeping on behalf of the beneficiary for the successive 12 months. The remaining proceeds are payable on April 30, 2008.

As at December 31, 2006, the performance target of net financial debt to EBITDA of 2.7 to 1 was achieved. As at December 31, 2005, the performance target of net financial debt to EBITDA of 3.4 to 1 was achieved. The participants in the LTCI Plan thus acquired a claim to 50% of the maximum bonus. Provisions totaling €5.1 million have been recognized for these bonuses consisting of bonuses for objectives already attained as well as for the expected bonus attainments.

Matching Shares Plan

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

The Company’ s Matching Shares Plan was adopted by SGL’s shareholders at the annual general meeting of shareholders held on April 27, 2000, and went into effect on March 31, 2001. Originally, a maximum of 250,000 new shares was reserved out of authorized capital for implementation of the Matching Shares Plan. At the end of March 2005, 36,025 new shares were granted from authorized capital out of the capital increase to those members of senior management and executive staff participating in the Matching Shares Plan during 2003. A total of 12,648 outstanding shares, acquired on the stock market, were granted to members of the Board of Management. The value of the matching shares amounted to €9.96 per share on the reporting date of March 29, 2005, which was regarded as compensation on which the individual plan participants paid taxes. The net amount corresponding to the number of matching shares was transferred to the individual securities accounts of the participants. Participants could subsequently freely dispose of these net matching shares as well as shares invested from 2003, whose two-year lock-up period expired on March 31, 2005.

Following the refinancing package of the SGL Group, which was implemented in February 2004, and corresponding adjustment of authorized capital by the annual general meeting of shareholders held on April 30, 2004, a total of 350,000 new shares were available to service future share plans. In 2005, a total of 36,025 shares were used to settle the Matching Shares Plan 2003. No shares were used in 2006 for this plan, as no Matching Shares were offered in 2004. During the fiscal year 2006, the members of the Board of Management and 89 members of senior management took part in the Matching Shares Plan 2006–2008, acquiring a total of 102,723 SGL shares from their taxed income at a price of €15.50 per share on the stock market.

Stock Option Plan

SGL’s shareholders approved the Stock Option Plan at the Annual General Meeting of April 27, 2000 and it went into effect in July 2000. A maximum of 1,600,000 shares may be reserved from contingent capital to service the Stock Option Plan. The Stock Option Plan provided for the issuance of options until the end of 2004.

The Supervisory Board administers the plan for the members of the Company’s Board of Management. Under the Stock Option Plan, the Supervisory Board is authorized to grant options on shares to members of the Board of Management. The Board of Management administers the Stock Option Plan for approximately 150 members of senior management as well as the executive staff of the Company and its subsidiaries. The Stock Option Plan thereby authorizes the Board of Management to determine on its own the members of senior management of the Company as well as members of the management and senior management of its subsidiaries that should be granted options. In both cases, upon exercise of the options the Supervisory Board or the Board of Management make available and transfer new shares out of contingent capital, which is created for that purpose

Back to Contents

The stock options are distributed as follows:

•	Members of the Board of Management: up to 30% ;

•	Members of the Company’s executive staff: up to 20% ;

•	Members of management of subsidiaries: up to 20% and

•	Other members of the executive staff of subsidiaries: up to 30%.

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

The options have a term to maturity of ten years from their date of grant; they expire without compensation if they are not exercised during this period. The options may only be exercised after expiration of a two year waiting period. This period begins the day after an option is granted, thereby resulting in an exercise period of eight years. During the exercise period, options may only be exercised on trading days during predetermined days when trading windows are open. Following publication of the Company’s operating results, two trading windows of ten days each are made available for each options tranche, during which time options may be exercised. The times these trading windows are open is determined by the Supervisory Board if the members of the Board of Management are granted options, and by the Board of Management if options are granted to the remaining participants. Options may be exercised only if the SGL Group has met its performance targets at the time the options are exercised. The performance target is the increase in the total shareholder return of the SGL share. The Stock Option Plan defines this as the sum of the share price plus retained dividends plus the value of the options. For options to be eligible for exercising, total shareholder return must be at least 15% higher than the exercise price.

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

The number of options granted and their respective exercise price before dilution-related adjustments are therefore as follows:

•	as of July 3, 2000, 234,500 options were granted to members of the Board of Management and 151 members of senior management at a subscription price of €72.45, after adjustment for dilution the exercise price is now €67.71;

•	as of January 16, 2001, 257,000 options were granted to members of the Board of Management and 155 members of senior management at a subscription price of €57.82, now €53.08;

Back to Contents

•	as of January 16, 2002, 261,000 options were granted to members of the Board of Management and 170 members of senior management at a subscription price of €25.00, now €20.26;

•	as of August 12, 2002, 247,000 options were granted to members of the Board of Management and 154 members of senior management at a subscription price of €17.65, now €12.91;

•	as of January 16, 2003, 258,500 options were granted to members of the Board of Management and 168 members of senior management at a subscription price of €8.35, now €3.61 and

•	as of January 16, 2004, 254,000 options were granted to members of the Board of Management and 161 members of senior management at a subscription price of €13.43, now €8.69.

Overall, a total of 1,512,000 options were granted within the framework of the stock option plan, of which 283,500 options expired without compensation as a result of the termination of the employment relationship of plan participants due to employee turnover. Options that had been granted in 2003 were exercised for the first time in 2005. Thus, the participants exercised a total of 128,500 options from 2003 during the exercise window defined in accordance with the plan conditions at a subscription price of €3.61. In 2006, 167,000 options were exercised by participants: 53,000 options from 2002 at €12.91, 18,000 options from 2003 at €3.61 and 96,000 options from 2004 at €8.69. This means that a total of 933,000 options are still available for exercise.

Stock Appreciation Rights Plan 2005 (SAR Plan 2005)

The SGL shareholders approved the SAR Plan 2005 at the ordinary Annual General Meeting of April 30, 2004. This plan provides for the granting of stock appreciation rights (SARs), whose appreciation of value entitles those entitled to participate to subscribe to the Company’s shares. A maximum of up to 1,600,000 new shares from contingent capital against contribution in kind has been provided to service the SAR Plan 2005. The SARs may be granted through the end of 2009. The SAR Plan 2005 went into effect on January 1, 2005.

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

Of the total of 1,600,000 subscription rights that can be granted to those entitled to SARs, a maximum of 30% may be to members of the Board of Management of SGL Carbon AG, with a maximum of 20% to those participating in the SAR Plan who are members of the senior management of affiliated companies. Other members of senior management of SGL Carbon AG and of affiliated companies participating in the SAR Plan have access to the remaining 50% of the subscription rights. To the extent that the subscription rights of the members of the Board of Management of the Company or of the senior management of the affiliated company who participate in the SAR Plan do not fully use up the above-mentioned shares, these subscription rights may be granted to the other members of senior management of the Group. Those entitled to participate who belong to more than one of the above-mentioned groups may only receive subscription rights as a member of one of the groups and from the share of the subscription rights that is provided for that particular group.

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

The granting of the SARs to those entitled to participate may only occur within defined annual periods – the so-called “reference windows”. A reference window may be a period of up to ten stock market trading days following, respectively, the financial year-end or the disclosure of the SGL Carbon AG for its first, second or third quarter results.

A SAR that has been granted may be exercised at the earliest after expiration of a waiting period of two years after the SAR is granted (“waiting period”) and only during defined periods (“exercise window”). Exercise windows are open for a period of up to ten stock market trading days, beginning on the day following the Company’s disclosure of its financial results for the first, second and the third quarters. Furthermore, a SAR may only be exercised if after the expiry of the waiting period at the beginning of the exercise window the targets set out in the SAR conditions have been met. For 75% of the SARs granted to each of those entitled to participate, the target is the increase in total shareholder return (“TSR”) of a SGL share (“absolute performance target”). Only a relative target is applicable for the remaining 25% of the SARs. This portion of the SARs may only be exercised if the development of the SGL share corresponds at least to the development of the M-DAX.

The TSR is defined as the absolute rise of the SGL share price between the time the SAR is granted and the time it is exercised plus the dividends paid by the Company during this period and the value of the subscription rights. The target is met if the TSR has reached at least 15% of the strike price.

The relative performance target is defined as the relative rise of the SGL share price between the period when the SAR is granted and is exercised plus dividends paid by the Company during this period and the value of subscription rights compared with the development of the benchmark index during the same period. The benchmark index is the M-DAX of the German Stock Exchange (Deutsche Börse), or a substitute index representing mid-cap values. For the target to be met, the development of the relative rise of the SGL share price must be at least equivalent to the benchmark index.

If one of the two performance targets in an exercise window is not met, only those SARs may be exercised whose target is met; the SARs whose target is not met during the exercise window, may be exercised during a later exercise window of the exercise period if the target is then met.

Finally, in exercising their SAR-related shares, those entitled to participate must hold at least the number of shares of SGL Carbon AG for an additional twelve months, corresponding in value to 15% of gross proceeds.

In the reporting year, a total of 630,200 SARs were granted on January 13, 2006 at a strike price of €14.51. In 2005, a total of 605,500 SARs were granted at a strike price of €9.74. The grant date was January 14, 2005. In total, 1,235,700 SARs have been granted to date as part of the SAR plan, of which 15,000 expired without compensation as a result of the termination of the employment relationship of plan participants.

Change in Control

In March 2002, the Personnel Committee of the Supervisory Board resolved to enter into a Change in Control Agreement with the members of the Board of Management, and the Board of Management resolved to enter such an agreement with certain senior managers. Those agreements were adopted by the end of 2006. For the purposes of this agreement with senior management (Board of Management members and other selected senior managers), a change in control will occur if (i) SGL is informed that a third party has gained or exceeded 25% of voting rights in SGL, (ii) if the presence at the most recent annual general meeting of SGL’s shareholders was less than 50%, (iii) a

Back to Contents

third party, alone and/or with the voting rights attributable to it, holds at least 30% or, based on the presence of the annual general meeting of SGL’s shareholders, the majority of voting rights in SGL, (iv) SGL concludes a control agreement as defined by section 291 of the German Stock Corporation Act as an independent company or is incorporated, or (v) if SGL is merged with another company or converts to a different legal form. Following a change in control, the members of the Board of Management each have the right to terminate their employment agreement. On exercising this special termination right, the resigning member of the Board of Management has the right to a payment of his annual salary for the remaining term of his contract and to compensation of three years’ income. In such cases, the annual salary consists of the base salary plus the average annual bonus for the last two years prior to termination of the agreement. The total payment is limited to a maximum of five years’ salary. Thirty-five senior executives have similar special termination rights. Fifteen of them would receive compensation in the amount of three years’ income on exercising this right, the rest would receive two years’ income. There is no right to payment if the member of the Board of Management/the senior executive receives similar benefits in connection with a change in control from a third party.

Board Practices

We have entered into service agreements with all current members of our Board of Management. These agreements generally provide for base salary, an annual bonus plan, a pension plan and fringe benefits. For a discussion of the stock option and similar plans in which the management of the SGL Group participate, see “Management Incentive Plans”. We believe that the service agreements between SGL and the members its Board of Management provide for ordinary payments and benefits upon termination of employment that are in line with customary market practices.

All compensation paid to the members of SGL’s Board of Management must be approved by the Personnel Committee of the Supervisory Board. The Personnel Committee consists of three members who meet four times annually, or on an as-needed basis. The chairman and the deputy chairman of the Supervisory Board sit on the Committee as permanent members, and the third member is a member of the Supervisory Board who represents the shareholders and is elected to the Committee by the other members of the Supervisory Board. For a discussion of the terms of office of the current members of the Supervisory Board and the Board of Management of SGL, see “–Directors and Senior Management”.

Employees

As at December 31, 2006, we employed a global workforce of 5,249 employees (headcount), 14 less than in the previous year (5,263 at the end of 2005). The number of employees in our former Carbon and Graphite (now Performance Products) business area decreased in 2006 as compared to 2005 by 58 from 2,450 to 2,392 employees. In our former Specialties business area, the number of employees decreased by 21 from 1,816 in 2005 to 1,795 in 2006. With regard to both business areas, employees in Germany and Italy were laid off, while there was only a slight increase in employee numbers in the United States. The number of employees in our former SGL Technologies business area increased by 61 from 949 in 2005 to 1,010 in 2006, especially in brake disc production in Germany and in the carbon fiber plant in Scotland due to increasing demand for our products. By contrast, there was a decrease in employee numbers in the American sites. At the end of 2006, approximately 38% of all employees were working in Germany (2005: approximately 37%) and approximately 38% were active in other European countries (2005: approximately 38%), approximately 22% in North America (2005: approximately 22%) and approximately 3% in Asia (2005: approximately 3%).

Back to Contents

The following table shows the average number of employees in the fiscal years indicated by activity:

	Average 2004	Change in %	Average 2005*	Change in %	Average 2006

Production	3,910	-2%	3,849	0%	3,834
Sales and Marketing	432	-3%	420	7%	451
Research & Development	164	3%	169	28%	216
Administrative	893	-8%	819	-6%	766

Total	5,399	-3%	5,257	0%	5,267

*	Adjusted for the sale of the corrosion protection business in 2005.

The following table shows the number of employees by region at the end of each fiscal year indicated:

	Year-end 2004	Change in %	Year-end 2005*	Change in %	Year-end 2006

Germany	1,953	1%	1,968	0%	1,976
Rest of Europe	2,025	-2%	1,979	0%	1,985
North America	1,189	-1%	1,177	-3%	1,140
Asia/Africa	98	42%	139	6%	148

Total	5,265	0%	5,263	0%	5,249

*	Adjusted for the sale of the corrosion protection business in 2005.

Approximately two-thirds of our workforce is covered by collective bargaining agreements. In Germany, collective bargaining agreements for employees below management level are generally negotiated between the association of employers within a particular industry and the respective unions. In addition, under German law, employees elect a works council (Betriebsrat) that participates in determining company site policy, especially with regard to certain voluntary compensation matters and benefits.

SGL considers its labor relations to be positive and anticipates reaching future agreements with its labor unions on terms satisfactory to all parties. There can be no assurances, however, that new agreements will be reached without a work stoppage or strike or on terms satisfactory to SGL.

Share Ownership

Neither the members of the Supervisory Board and the Board of Management nor any other officers serving in the management of the SGL Group beneficially own 1.0% or more of the outstanding Shares or of the shares of any of SGL’s subsidiaries.

Back to Contents

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

As of May 31, 2007 SGL had 63,822,441 shares outstanding.

The Shares are issued only in bearer form. We are therefore unable to determine how many shares any given shareholder owns. To the best of our knowledge, SGL is not controlled, directly or indirectly, by another corporation or by any government, and there are no arrangements known to us that may at a subsequent date result in a change in control of SGL.

As of February 15, 2007, there were 380 registered holders of American Depositary Receipts (“ADRs”) under our sponsored program with JP Morgan. In March 2007 we transferred our ADR program from JP Morgan Chase to Deutsche Bank. SGL voluntarily delisted its ADRs from the NYSE effective June 22, 2007 and terminated its ADR program effective June 25, 2007. In addition, SGL intends to deregister from its reporting obligations under the Exchange Act as soon as provided for under new SEC rules.

Holders may cancel their ADRs, free of any cancellation charge, and receive ordinary shares at any time prior to August 24, 2007. The shares underlying any ADRs remaining after this date will be sold for the account of the ADR holders.

Under Section 21 of the German Securities Trading Act (Wertpapierhandelsgesetz), holders of voting securities of a German company (including SGL) admitted to official trading on a stock exchange within the EU or the European Economic Area are obliged to notify both the company and the German Federal Supervisory Authority for Financial Services (Bundesanstalt fuer Finanzdienstleistungsaufsicht) promptly and in writing of the level of their holdings whenever such holdings reach, exceed or fall below certain thresholds. These thresholds are set at 5%, 10%, 25%, 50% and 75%, and since the recent amendment of the relevant statutory provisions with effect from January 20, 2007, also at 3%, 15%, 20% and 30% of a company’s outstanding voting rights. However, with regard to the newly introduced thresholds, an inventory notice of existing shareholdings as of January 20, 2007, is only prescribed in specific cases. It is therefore possible that we have not in all cases been notified of shareholdings in SGL that have reached, exceeded or fallen below the new thresholds before January 20, 2007. If a shareholder fails to notify the company as required, the shareholder will be disqualified from exercising the voting rights attached to its shares, for so long as such failure continues. The German Securities Trading Act contains various rules designed to ensure the attribution of shares to the person who has effective control over the shares.

All of SGL’s major shareholders have the same voting rights. SGL had the following information about its major shareholders as at May 31, 2007:

		Beneficial Ownership in

Shareholder	Date of Notification	Number of shares	% of voting rights

Fidelity Management & Research Co	April 2007	6,279,815	10.1
Fidelity Investments International UK Ltd.	March 2007	3,079,798	4.9
Hermes Investment Management Limited (BT Pension Scheme)	April 2007	1,863,378	2.9

Related Party Transactions

In the course of its business activities, the SGL Group provides services to related companies and individuals. In turn, these individuals and companies act as suppliers and service providers for the SGL Group within the ordinary course of their business activities. All these transactions are settled on an arm’s length basis. Receivables from such companies accounted for At-Equity are current, unsecured and amounted to €4.1 million in 2006 (2005: €3.7 million). Sales revenue with such companies accounted for At-Equity in 2006 was €7.2 million (2005 €7.0 million) and interest income with such companies accounted for At-Equity in 2006 was €0 (2005: €0.1 million). See Note 26 to the Consolidated Financial Statements.

Interest of Experts and Counsel

Not applicable.

Back to Contents

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See Item 17.

Export Sales

In 2006 approximately 74% of all products produced by the SGL Group in Germany, having an estimated total value of €459.7 million, and approximately 12% of all products produced by the SGL Group in the United States, having an estimated total value of €29.2 million, were exported to other countries.

Legal Proceedings

We cannot predict the ultimate outcome of the legal proceedings described below in which a final decision is still pending. However, in light of the nature of the allegations, the unspecified amounts of the damages sought and the potential for treble damages in antitrust suits, liabilities arising from these proceedings could substantially exceed the provisions we have established for this purpose and, as a result, could have a material adverse effect on our business, results of operations and financial condition. See Item 3, “Risk Factors — Risks relating to our business — We are party to several antitrust proceedings.”

Antitrust court proceedings (Europe/Korea)

SGL has been subject to investigations by the competition directorate of the European Commission. These investigations refer to acts occurring in the 1990s.

On July 18, 2001, the European Commission imposed an €80.2 million fine on SGL with respect to graphite electrodes, bearing interest at 6.04% annually, which was secured by a bank guarantee. We lodged an appeal against the total amount of this fine before the European Court of First Instance (CFI) in Luxembourg. Our appeal contended primarily that the fine included amounts penalizing the same actions more than once (ne bis in idem principle), material procedural defects and that the total amount of the fine was disproportionate. On April 29, 2004 the CFI reduced the fine to €69.1 million, primarily for procedural defects. The amount of €69.1 million plus accrued interest thereon was paid to an escrow account, without waiving the right of appeal, on April 11, 2006. The Commission and SGL filed further appeals against the decision of the CFI with the European Court of Justice (ECJ) in Luxembourg, seeking a decision in principle regarding the application of the ne bis in idem principle. The ECJ announced its decision on June 29, 2006, assessing the fine at €75.7 million in final settlement of these proceedings. As of December 31, 2006, we had paid the fine related to the graphite electrode proceedings to the European Commission, including accrued interest.

The European Commission has also conducted a separate investigation of similar allegations with respect to specialty graphites (isostatic graphite and extruded graphite) for the period between 1992 and 1998. We cooperated fully with the European Commission and were assessed a fine of €27.75 million on December 17, 2002, which currently bears interest at 4.75%, and is secured by a bank guarantee. Upon our appeal, the CFI reduced the fine imposed to €18.45 million in its judgment of June 15, 2005. We have filed an appeal against this judgment to seek annulment of the decision altogether, substantially on the same grounds as in the graphite electrodes case. On May 10, 2007, the ECJ confirmed the judgement of the CFI. On February 8, 2007, SGL paid the antitrust fine concerning graphite specialties of €22.3 million, including accrued interest, to the European Commission. With this payment, all European antitrust fines have not only been fully provided for but also fully funded or paid in cash. With this payment, all European antitrust fines have not only been fully provided for but also fully funded or paid in cash. The ECJ announced its decision on May 10, 2007 with respect to specialty graphites and confirmed the judgement of the European Court of First Instance.

In connection with the proceedings described above, the European Commission continued its investigations into other carbon and graphite products (for acts during the period through the late 1990s) and, in May 2003, filed complaints against SGL and other specialty graphites manufacturers regarding allegations related to the “Electrical and Mechanical Carbon and Graphite Products” area of our business. In this proceeding, the European Commission imposed a fine of €23.6 million on us

Back to Contents

on December 3, 2003. This amount was paid to an escrow account – without waiving the right to appeal — as part of SGL’s refinancing in February 2004. We are currently appealing the amount of this fine before the ECJ and are expecting a decision in 2007 at the earliest.

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

Civil suits resulting from antitrust violations

Various lawsuits alleging violations of Section 1 of the Sherman Act were filed in the United States District Court for the Eastern District of Pennsylvania against SGL and a number of other graphite electrode manufacturers or their affiliates by purchasers of graphite electrodes. All of these lawsuits have now been settled, except for one, brought by Saudi Iron and Steel Company, which was dismissed with prejudice by the District Court on January 16, 2007. Saudi Iron and Steel indicated that it may appeal from that ruling.

On December 27, 2002 (and thereafter), seven purchasers of bulk (extruded) graphite products filed putative class actions against, among others, SGL, SGL Carbon GmbH, SGL Carbon, LLC, SGL Carbon Corp. (collectively, the “SGL defendants”) and Robert Koehler. These cases, which have been consolidated in the United States District Court for the District of New Jersey, seek damages for alleged violations of Section 1 of the Sherman Act on behalf of all those who purchased bulk (extruded) graphite products in the United States from the defendants during the period from July 1, 1992 to the present. The SGL defendants filed their answers to the consolidated complaint on December 22, 2004 after their motions to dismiss were denied. Mr. Koehler’s motion to dismiss, however, remains pending. Merits discovery has been completed and the case is currently in the expert discovery stage. On July 14, 2006, the defendants (except Mr. Koehler) filed a motion for summary judgment on statute of limitations grounds. Briefing on that motion has been completed and the parties are awaiting the Court’s decision.

SGL CARBON, LLC, SGL Carbon Corp., and SGL TECHNIC Ltd. (among others) have been named as defendants in an action brought in California Superior Court by the City and County of San Francisco on behalf of a putative class of indirect purchasers of electrical carbon products from January 1, 1990 to the present. The same entities were also named as defendants in another action brought in California Superior Court by other plaintiffs on behalf of the same putative class (except that, in the latter case, the class period dates back to 1989). Both complaints allege that the manufacturers sued in the action violated California’s Cartwright Act and Unfair Competition Act by conspiring to fix the price of electrical carbon products. The plaintiffs in both cases seek damages in an unspecified amount and other relief. SGL CARBON, LLC has reached an agreement in principle to settle both of these cases for a total payment of $30,000. The Company and SGL CARBON, LLC had also been named as defendants in an action brought in the United States District Court for the District of New Jersey on behalf of a putative class of direct purchasers of electrical carbon products during the period from January 1, 1990 through December 31, 2001. The Company and SGL CARBON, LLC agreed to settle the federal action for $225,000. The settlement was approved by the Court on August 30, 2006 and judgment was entered accordingly.

On February 26, 2007, five purchasers of Electrical Carbon filed a motion before the Competition Appeal Tribunal in London requesting to include SGL in a law suit against Morgan Crucible Company plc seeking damages alleging violations of EU Competition laws. The case is in an early stage. SGL is seeking to be excluded from this case.

On February 7, 2005, the Toronto transit commission, purchaser of electrical carbon, filed putative class action against, among others, SGL seeking damages for alleged violations of Canadian Antitrust Laws. SGL is defending itself against these allegations.

Back to Contents

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

Except as described herein, holders of ADRs are entitled to receive dividends on the Shares represented by the ADRs evidenced by such ADRs. Any cash dividends payable to such holders are paid to Deutsche Bank of New York as Depositary in Euros and, subject to certain exceptions, converted into U.S. dollars. The amount of dividends received by holders of ADRs will be affected by fluctuations in exchange rates. See Item 3. “Key Information – Selected Financial Data – Exchange Rates”.

Dividends paid on Shares and dividends paid to holders and beneficial owners of ADRs are subject to deduction of German withholding tax. See Item 10, “Additional Information – Taxation”.

The payment of future dividends will be dependent on SGL’s earnings, the terms of our syndicated credit facility agreement and the terms and conditions of the Corporate Bonds, its financial condition and cash requirements, general business conditions in the markets in which it operates, legal, tax and regulatory considerations and other factors. There can be no assurance as to particular amounts that would be paid from year to year. See Item 10, “Additional Information – Material Contracts”.

Significant Changes

See Note 34 to our Consolidated Financial Statements.

Back to Contents

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

Nature of Trading Market and Stock Price History

The table below shows the high and low sales prices of the SGL‘s American Depositary Receipts on the New York Stock Exchange for the periods indicated.

	$ per ADR(1)(2)		Average Daily Trading Volume(3)

Year Ended	High	Low

December 31, 2002	8.45	1.60	1,600
December 31, 2003	6.95	2.78	10,400
December 31, 2004	7.57	2.90	18.400
December 31, 2005	5.86	3.61	14,900
December 31, 2006	9.25	5.05	141,000

	$ per ADR(1)(2)		Average Daily Trading Volume(3)

Quarter Ended	High	Low

March 31, 2005	5.24	4.11	11,000
June 30, 2005	4.55	3.61	5,900
September 30, 2005	5.10	4.10	21,800
December 31, 2005	5.86	4.50	20,600
March 31, 2006	6.70	5.05	40,908
June 30, 2006	9.25	5.90	339,400
September 30, 2006	7.04	5.59	103,200
December 31, 2006	8.29	6.37	78,800
March 31, 2007	10.90	7.85	134,961

(1)	Source: JP Morgan/Bloomberg.
(2)	Each ADR represents one third of one share.
(3)	Rounded to the nearest 100.
	$ per ADR(1)(2)		Average Daily Trading Volume#(3)

Month Ended	High	Low

December 31, 2006	8.29	7.65	67,300
January 31, 2007	8.69	7.83	90,900
February 28, 2007	9.65	8.41	118,500
March 31, 2007	10.90	8.22	189,273
April 30, 2007	13.29	11.21	205,103
May 31, 2007	13.77	12.40	197,675

(1)	Source: JP Morgan/Sal. Oppenheim/Bloomberg.
(2)	Each ADR represents one third of one share.
(3)	Rounded to the nearest 100.

Back to Contents

The table below shows the high and low sales prices in euro of SGL’s shares on the Frankfurt Stock Exchange/XETRA for the periods indicated.

	Euro per Share(1)		Average Daily Trading Volume(2)

Year Ended	High	Low

December 31, 2002	28.90	5.10	110,800
December 31, 2003	13.76	5.51	242,400
December 31, 2004	12.05	7.20	313,400
December 31, 2005	14.70	8.37	233,500
December 31, 2006	20.70	13.25	396,200

	Euro per Share(1)		Average Daily Trading Volume(2)

Quarter Ended	High	Low

March 31, 2005	11.71	9.43	256,700
June 30, 2005	11.43	8.37	224,900
September 30, 2005	12.54	10.05	231,100
December 31, 2005	14.70	11.33	222,200
March 31, 2006	16.39	13.25	401,600
June 30, 2006	13.52	20.70	475,000
September 30, 2006	13.25	16.76	355,300
December 31, 2006	19.15	15.05	355,200
March 31, 2007	24.61	18.21	655,686

(1)	Source: JP Morgan/Sal Oppenheim/Bloomberg.
(2)	Rounded to the nearest 100.
	Euro per Share(1)		Average Daily Trading Volume(2)

Month Ended	High	Low

December 31, 2006	19.15	17.25	281,600
January 31, 2007	19.84	17.60	334,300
February 28, 2007	22.40	17.25	662,600
March 31, 2007	24.61	18.95	970,772
April 30, 2007	29.00	24.91	628,240
May 31, 2007	28.79	27.05	578,656

(1)	Source: JP Morgan/Sal. Oppenheim/Bloomberg.
(2)	Rounded to the nearest 100.

On March 16, 2005, the capital increase approved on January 27, 2005, by the Board of Management and with the consent of the Supervisory Board on February 10, 2005 of 591,434 shares was implemented. These shares were purchased at €2.56 and used to fulfil bonus claims of the Company’s employees. Furthermore, in March 2005 a total of 36,025 new shares were also issued to employees of SGL Carbon AG and its affiliates as contribution in kind within the framework of the Matching Shares Plan 2003. Employees participating in the Matching Shares Plan 2003 contributed bonus claims totaling €358,809 to the Company as a contribution in kind. Of this amount, €92,224 refer to the share capital, with the remaining €266,585 referring to the share premium. In the 2005 fiscal year, 128,500 options were exercised under the Stock Option Plans. The total number of shares increased in 2005 by 755,959 from 55,835,290 to 56,591,249 at December 31, 2005.

On March 16 and 17, 2006 SGL CARBON Aktiengesellschaft announced and completed an capital increase of 5,583,529 shares, that was successfully placed in an accelerated bookbuilding. The

Back to Contents

shares have been placed at a price of €15.00 per share resulting in gross proceeds totaling €83.7 million. The shares were placed with German and international institutional investors and further improve the Capital Resources of the SGL Group. Including the capital increase for employee plans the shares outstanding increase to 62,724,778.

During the course of 2006, another 167,000 shares were issued as a result of the exercise of option rights from stock option plans, taking the number of shares to 62,891,778 at December 31, 2006.

On January 25, 2007, the Board of Management approved a €1,479,160.32 increase in the share capital through the issue of 577,797 new shares by making partial use of authorized capital (Authorized Capital I and II). The new shares are designated for employees of the Company and the Matching Shares Plan 2005 and carry dividend rights for fiscal year 2006.

Plan of Distribution

Not applicable.

Markets

The entire share capital of SGL consists of a single class of shares. All shares are in bearer form and freely transferable. All shares are listed under the trading symbol “SGL” and have an identical ISIN-Code (DE0007235301). The shares are listed in Germany on the Frankfurt, Berlin/Bremen, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart stock exchanges. Since March 18, 1996, the Shares have been included in the MDAX Index. On March 24, 2003, the new index model of the Frankfurt Stock Exchange came into effect. SGL remained in the MDAX, which now consists of 50 companies.

The ADRs, each representing one third of one share, were listed on the NYSE under the trading symbol “SGG” and began trading on the NYSE on June 5, 1996. The ADRs were issued under the terms of a Deposit Agreement, dated June 4, 1996, as amended as of February 22, 2000, among SGL, JPMorgan Chase Bank (formerly the Morgan Guaranty Trust Company of New York), as depositary, and the holders and beneficial owners from time to time of the ADRs issued thereunder. In March 2007, we transferred our ADR program from JP Morgan Chase to Deutsche Bank.

SGL voluntarily delisted its ADRs from the NYSE effective June 22, 2007 and terminated its ADR program effective June 25, 2007. In addition, SGL intends to deregister from its reporting obligations under the Exchange Act as soon as provided for under new SEC rules. Holders may cancel their ADRs, free of any cancellation charge, and receive ordinary shares at any time prior to August 24, 2007. The shares underlying any ADRs remaining after this date will be sold for the account of the ADR holders.

Selling Shareholders

Not applicable.

Dilution

Not applicable.

Expenses of the Issue

Not applicable.

Back to Contents

ITEM 10. ADDITIONAL INFORMATION

Share Capital

Not applicable.

Memorandum and Articles of Association

Registration and Corporate Purpose

SGL is registered in the commercial register (Handelsregister) of the local court (Amtsgericht) in Wiesbaden, Germany under the number HRB 9448. SGL’s Articles of Association provides that the purpose of SGL is to operate as a holding company for a group of firms, particularly those that manufacture and market:

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

Independence requirements

The dual board system of German companies with its strict separation of management board and supervisory board creates a different system of checks and balances and cannot be directly compared with the one board system of U.S. companies. German law has its own rules applicable to supervisory board members addressing certain aspects of independence. In addition to prohibiting members of the management board from simultaneously serving on the supervisory board, members of the supervisory board shall act in the best interest of the company and may not serve other interest while performing its functions as a supervisory member. Any service, consulting or similar agreements between the company and any of its supervisory board members must be approved by the supervisory board.

In February 2002, a German government commission promulgated a Corporate Governance Code, last update in June 2006, containing additional corporate governance rules applicable to German stock corporations. While these rules are not legally binding, companies failing to comply with the Code’s recommendations must disclose publicly how their practices differ from those recommended by the Code. Some of the Code’s recommendations are also directed at ensuring independence of supervisory board members. Specifically, the Corporate Governance Code recommends that the supervisory board should take into account potential conflicts of interest when nominating candidates for election to the supervisory board. Similarly, if a material conflict of interest arises during the term of a member of the supervisory board, the Corporate Governance Code recommends that the term of that member be terminated. The Corporate Governance Code further

Back to Contents

recommends that at any given time not more than two former members of the management board should serve on the supervisory board. It shall not be the rule for the former Management Board chairman or a Management Board member to become Supervisory Board chairman or the chairman of a Supervisory Board committee.For nominations for the election of members of the Supervisory Board, care shall be taken that the Supervisory Board, at all times, is composed of members who have the required knowledge, abilities and expert experience to properly complete their tasks. However, neither German law nor the Corporate Governance Code require an affirmative independence determination, meaning that the supervisory board need not make affirmative findings whether the members of the supervisory board or the audit committee are independent.

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

The Shares grant each shareholder a preemptive right to subscribe, in proportion to his or her shareholding, to any new issues of Shares. However, pursuant to German law, such preemptive rights may be excluded for individual issues of shares (including in connection with conditional and authorized capital) by a vote of 75% of the share capital in attendance at a shareholders’ meeting. SGL has excluded preemptive rights on certain new issues of Shares in connection with its equity-based compensation plans. See “Item 6 Directors, Senior Management and Employees -Management Incentive Plans”. For more information to the other exclusion of preemptive rights see Note 20 of our Consolidated Financial Statement.

German stock corporations may, in certain circumstances, repurchase their own shares. The German Stock Corporation Act generally limits share repurchases to 10% of our share capital. The Articles of Association of SGL do not prohibit such repurchases. The annual general meeting decided in April 2006 to allow SGL to repurchase up to 10% of the stock available at that time. The shares of a German stock corporation are generally non-assessable, and no provision has been made in the Articles of Association of SGL for further capital calls. Neither German law nor SGL’s Articles of Association contain any provision discriminating against any existing or prospective holder of Shares as a result of such shareholder owning a substantial number of Shares.

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

As provided in the Act on Corporate Integrity and the Modernization of the Right of Avoidance (Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts “UMAG”) which has entered into force as of November 1, 2005, and according to SGL’s amended Articles of Association of SGL shareholders intending to attend the Annual General Meeting or to exercise their right to vote shall register prior to the meeting. Shareholders are required to prove their right for attending the Annual General Meeting. A document in text form issued by the deposit bank or other financial institution and identifying them as the owners of a certain number of shares as of the beginning of the 21st day before the Annual General Meeting will suffice. This document shall be in German or in English, and shall reach the Company no later than on day seven (7) before the Meeting. In the event that share certificates are not deposited with a bank or other financial institution, for attending the Annual General Meeting the shareholders must, in order to attend and vote at a shareholders’ meeting, deposit their Shares at a designated location at least seven days before the shareholders’ meeting and keep them deposited until after the close of the meeting.

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

Disclosure of Shareholdings

The Articles of Association of SGL do not contain any provision requiring the disclosure of share ownership in SGL. However, under the German Securities Trading Act, holders of voting securities of a German corporation listed on a stock exchange within the European Union must notify SGL of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which are currently set at 3%, 5%, 10%, 25%, 30%, 50% and 75% of a company’s outstanding voting rights. See Item 7, “Major Shareholders and Related Party Transaction – Major Shareholders” If a shareholder fails to notify the company or the Federal Supervisory Authority for Securities Trading as required, he or she cannot exercise any rights associated with the Shares for as long as the default continues.

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

Material Contracts

In May 2007, SGL Group concluded its new refinancing, which was officially announced on May 2, 2007. The new financing, comprising a senior secured credit facility, the Convertible Bonds and the Corporate Bond completely replaces the Old Facilities and the €270.0 million Old Senior Notes issued in connection with SGL Group’s refinancing in 2004. The individual financing instruments of the completed new refinancing are follows:

•	A €200.0 million senior secured facility (the Senior Facility), providing for a €125.0 million acquisition facility and a €75.0 million revolving credit facility. As of June 15, 2007, the Senior Facility remained undrawn.

•	€200.0 million 0.75% convertible bonds due 2013, issued by SGL Carbon AG, convertible into ordinary shares of SGL Carbon AG (the Convertible Bonds). The initial conversion price is €36.52 and corresponds to a premium of 30% over the volume-weighted average price of SGL Carbon AG shares during the bookbuilding period.

•	€200.0 million senior floating rate notes due 2015, issued by SGL Carbon AG (the Corporate Bonds). The Corporate Bonds bear interest at EURIBOR plus a margin of 1.25%, corresponding to an initial interest rate of 5.313% p.a. The issue price of the Corporate Bonds was 100%.

Back to Contents

Senior Facility

General

On May 7, 2007, SGL CARBON AG, as borrower and guarantor, SGL CARBON S.A. (Spain), SGL CARBON LLC (Nevada, USA) and SGL Carbon Polska S.A. (Poland), as subsidiary borrowers (the “Subsidiary-Borrowers”), and SGL CARBON GmbH (Germany), SGL Carbon Beteiligungs GmbH (Germany), SGL TECHNOLOGIES GmbH (Germany), SGL Brakes GmbH (Germany), SGL CARBON S.A. (Spain), SGL Carbon Holding S.L. (Spain), SGL CARBON LLC (Nevada, USA), SGL CARBON GmbH (Austria), SGL CARBON GmbH & Co (Austria), SGL Carbon Polska S.A. (Poland), SGL Carbon Holding B.V. (Netherlands) and SGL Technic Ltd (United Kingdom), as guarantors (together with SGL CARBON AG, the “Facility Guarantors”) entered into the €200.0 million Senior Facility with certain financial institutions, providing for a €125.0 million Acquisition Facility and a €75.0 million Revolving Credit Facility.

The Senior Facility constitutes senior secured obligations of SGL and the Subsidiary-Borrowers.

The Acquisition Facility may be used for the financing of acquisitions and for capital expenditure, and the Revolving Credit Facility for general corporate purposes and the refinancing of existing working capital facilities. SGL may convert parts of the Revolving Credit Facility into subfacilities after giving notice to the facility agent to such extent. The subfacilities may be used for general working capital requirements and other general corporate purpose.

The Revolving Credit Facility may be drawn at any time up to one month before May 7, 2012 (being the termination date for the Senior Facility) and the Acquisition Facility may be drawn at any time up to three years after the signing date of the Senior Facility, being May 7, 2010.

Security

The obligations under the Senior Facility will be secured by guarantees of the Facility Guarantors and pledges over the shares in the Guarantors except there will be no pledge over the shares in SGL TECHNIC Ltd. (United Kingdom).

Furthermore, the Senior Facility provides that all material subsidiaries (i.e. subsidiaries that contribute at least 5% of the EBITDA or turnover of the SGL Group) shall become party to the Senior Facility, and that they shall give guarantees and the shares in such subsidiary shall be pledged. However, with the consent of the facility agent (which may not be unreasonably withheld), SGL may elect to substitute one or more other subsidiaries as guarantor and pledged entity for such material subsidiary.

Interest

Loans under the Acquisition Facility and the Revolving Credit Facility bear interest for each interest period at a rate per annum equal to EURIBOR or, in relation to any loan made in U.S. Dollars, LIBOR, plus mandatory costs to compensate lenders for the costs of compliance with regulatory requirements, if applicable, and a variable margin. The initial interest margin for the Acquisition Facility and the Revolving Credit Facility is 1.0% per annum.

The margins on the Acquisition Facility and the Revolving Credit Facility are subject to a margin ratchet. The margin will be adjusted downwards or upwards at specified increments to reflect any changes in the ratio of total net financial debt to consolidated EBITDA as determined on a rolling basis for the preceding 12 months. The minimum of the margin is 0.50% per annum and the maximum margin foreseen under the Senior Facility is 1.75% per annum.

In addition, during any period of default under the Senior Facility, the margin on the Acquisition Facility and the Revolving Facility will be 1.00% above the otherwise applicable margin until either the default is cured or the lenders waive the enforcement of their rights arising from this default or in case of a breach of a financial covenant receipt by the facility agent of a compliance certificate confirming that such breach has been remedied.

Back to Contents

Repayment and prepayment

Each loan outstanding under the Revolving Credit Facility must be repaid on the last day of the interest period of such loan and any loan under the Acquisition Facility must be repaid on the termination date of the Senior Facility which is May 7, 2012.

Besides certain provisions relating to the voluntary prepayment, prepayment in case of illegality or prepayment in respect of a single lender, the Senior Facility requires mandatory prepayment of the Acquisition Facility and the Revolving Credit Facility upon the occurrence of a change of control. A change of control will occur if either any one or more persons gains control over SGL or becomes a holding company of SGL.

Undertakings and restrictive covenants

The Senior Facility includes a number of undertakings and restrictive covenants typical for credit facilities of this nature, including:

•	restrictions on disposals of assets, unless permitted under the Senior Facility;

•	negative pledge;

•	restrictions on changes of the fiscal year;

•	requirement to maintain and protect intellectual property rights; and

•	prohibition of mergers, joint ventures or similar transactions, unless permitted under the Senior Facility.

Events of Default

The Senior Facility provides that certain events will be considered to be events of default, upon the occurrence of which the Senior Facility may be cancelled and amounts drawn under it declared immediately due and payable. These events include:

•	default in any payment of interest or principal under the Senior Facility;

•	breach of certain material covenants, including the financial covenants, the restrictions on mergers and acquisitions and disposals, the restriction on the incurrence of other indebtedness, the restriction on the creation of security over assets and the restriction on dividend payments;

•	material breach of a representation or a warranty given by SGL relating to the Senior Facility;

•	unlawfulness;

•	cross-default in relation of certain indebtedness;

•	litigation;

•	insolvency or bankruptcy;

•	cessation of any substantial part of the business; and

•	material adverse change.

Convertible Bonds

On May 16, 2007 SGL Carbon AG issued Convertible Bonds in the aggregate nominal amount of €200.0 million with a maturity date of May 16, 2013. The Convertible Bonds bear interest at an annual rate of 0.75% payable annually in arrear on May 16 each year, commencing on May 16, 2008. The Convertible Bonds are unsecured and rank pari passu with all of our other senior unsecured obligations with the exception of obligations ranking in priority according to provisions of law. The terms and conditions of the Convertible Bonds include undertakings by us that are customary for such convertible bonds, including, among others, customary anti-dilution and event of default provisions. The Convertible Bonds were issued in a private transaction not subject to the registration requirements of the U.S. Securities Act

The negative pledge provides that until such time as principal and interest, as well as cash amounts payable under or in respect of the Convertible Bonds, have been paid and all obligations to

Back to Contents

deliver shares have been fulfilled, we will not grant any encumbrance over any of the assets of the Issuer as security for any present or future capital market indebtedness of the Issuer, including any guarantee or indemnity in respect thereof (other than certain permitted indebtedness including the Old Senior Notes, the Corporate Bonds and any additional notes in an aggregate principal amount of up to €100.0 million with identical terms with the Corporate Bonds which form a single issue with the Corporate Bonds), unless the Convertible Bonds at the same time share pari passu and pro rata in such security or are granted an equivalent security interest.

The Convertible Bonds can be converted at any time after June 26, 2007, subject to certain limited exclusion periods, until April 30, 2013 into fully paid-up, no par value bearer shares of SGL Carbon AG. Bondholders may exchange the Convertible Bonds, each of which has a nominal value of €50,000, at an initial conversion price of €36.52 per share.

We cannot redeem the Convertible Bonds prior to maturity except under limited circumstances. We can call the Convertible Bonds at par after May 16, 2010 if our shares trade at least at 130% above the applicable conversion price on at least 20 of 30 consecutive trading days. We can also call the Convertible Bonds at par at any time if less than 15% of the original aggregate nominal amount of the Convertible Bonds remain outstanding.

Corporate Bonds

On May 16, 2007, SGL Carbon AG issued its €200.0 million Corporate Bonds. The Corporate Bonds bear interest at an annual rate equal to EURIBOR plus a margin of 1.25%, payable quarterly, and mature on May 16, 2015.

The Corporate Bonds were issued under an indenture among SGL Carbon AG and The Bank of New York, as trustee, Deutsche Bank Luxembourg S.A., as security agent and certain other parties thereto (the “Indenture”) in a private transaction not subject to the registration requirements of the U.S. Securities Act. The Indenture is attached as an exhibit to the annual report.

The Corporate Bonds constitute senior obligations of SGL CARBON AG and are guaranteed on a senior basis by each of SGL CARBON GmbH (Germany), SGL Carbon Beteiligungs GmbH (Germany), SGL TECHNOLOGIES GmbH (Germany), SGL Brakes GmbH (Germany), SGL CARBON S.A. (Spain), SGL CARBON LLC (Nevada, USA), SGL CARBON GmbH (Austria), SGL CARBON GmbH & Co (Austria), SGL Carbon Polska S.A. (Poland), SGL Carbon Holding B.V. (Netherlands) and SGL Technic Ltd (United Kingdom) (the “Subsidiary Guarantors”). Each guarantee of the Corporate Bonds is a senior obligation of each guarantor, is pari passu in right of payment with all existing and future indebtedness of that guarantor that is not subordinated to such guarantee and ranks senior in right of payment to any future subordinated indebtedness of that guarantor.

The obligations of SGL Carbon AG and of each of the guarantors under the Indenture, the Corporate Bonds and the guarantees are secured by first-ranking pledges over the capital stock of the following SGL subsidiaries: SGL CARBON GmbH (Germany), SGL Carbon Beteiligungs GmbH (Germany), SGL TECHNOLOGIES GmbH (Germany), SGL Brakes GmbH (Germany), SGL Carbon Holding S.L. (Spain), SGL CARBON LLC (Nevada, USA), SGL CARBON GmbH (Austria), SGL CARBON GmbH & Co (Austria), SGL Carbon Polska S.A. (Poland) and SGL Carbon Holding B.V. (Netherlands).

The Indenture under which we issued the Corporate Bonds contains a number of conditions that are typical for this kind of debt instrument but that could substantially limit our financial and operating flexibility or, in a case of breach, lead to accelerated maturity or termination of the Corporate Bonds.

Among other things, these conditions limit our ability to:

–	incur additional indebtedness and issue preferred shares;

–	make certain restricted payments and investments;

–	transfer or sell assets;

–	enter into transactions with affiliates;

Back to Contents

–	create certain liens;

–	create restrictions on the ability of our restricted subsidiaries to pay dividends or other payments to us;

–	issue guarantees of indebtedness by our restricted subsidiaries;

–	enter into sale and leaseback transactions;

–	issue or sell shares of our restricted subsidiaries;

–	merge, consolidate, amalgamate or combine with other entities;

–	designate restricted subsidiaries as unrestricted subsidiaries; and

–	engage in any business other than a business permitted under the Indenture.

Each of these covenants is subject to a number of exceptions and qualifications. See Exhibit to the annual report.

Intercreditor Agreement

General

To establish the relative rights of certain of the creditors under our financing agreements, certain members of the SGL Group, including SGL Carbon AG and the Subsidiary Guarantors, entered into an Intercreditor Agreement with the lenders under the Senior Facility, Deutsche Bank Luxembourg S.A. as intercreditor agent, the Senior Facility security agent, the security agent and the trustee under the Indenture and other financial institutions as secured creditors (“Secured Creditors”) and hedge counterparties (“Hedge Counterparties”).

Order of priority

The Intercreditor Agreement provides that all claims under the Senior Facility, the Indenture and the Corporate Bonds and all claims of the Secured Creditors and Hedge Counterparties rank pari passu.

Suspension of payments

Following a senior default or a high yield default, payments received by any secured party, including the trustee under the Indenture or any holder of the Corporate Bonds, on the secured obligations are to be held on trust by the respective recipient for the other secured parties for a period of 30 days. If an enforcement date (which includes the date on which certain bankruptcy, dissolution or enforcement actions occur with respect to any obligors of the secured obligations) occurs within the trust period, such payments received will be applied in accordance with the application of proceeds provision set out in the Intercreditor Agreement (See “—Application of Proceeds; Turnover”). Otherwise, the respective recipient may apply the payment received in accordance with the terms of the financial agreement under which it has received such payment.

Default procedure and enforcement

The Intercreditor Agreement provides that any acceleration of any of the secured obligations, including any acceleration of the obligations under the Corporate Bonds, and the giving of an enforcement notice with respect to the security, including the guarantees and the share pledges, following an event of default under any of the secured documents, will only be permitted after a standstill period of 25 days, in case of a default under the Indenture and the Senior Facility, and 60 days, in case of a default under a financing agreement with a Secured Creditor or Hedge Counterparty.

The guarantees of the Corporate Bonds and the share pledges in favor of the Corporate Bonds together with the share pledges and guarantees securing the Senior Facility and the claims of the Secured Creditors and Hedge Counterparties will be enforced by the Senior Facility security agent for and on behalf of all secured parties subject to the instructions of the majority creditors.

The Intercreditor Agreement provides for a 30 day standstill period on the enforcement of the security, including the enforcement of the share pledges and the guarantees, from the date an enforcement notice is given. The enforcement standstill period will not apply in certain limited

Back to Contents

circumstances, including certain bankruptcy events, or if agreed by holders of more than 25% of the Corporate Bonds and the majority lenders under the Senior Facility.

Application of Proceeds; Turnover

The Intercreditor Agreement provides that the proceeds resulting from an enforcement of the guarantees and the share pledges are shared on a pro rata basis with certain modifications as to the Secured Creditors and the Hedge Counterparties in the following order:

(i) first, to the remuneration (including a reasonable amount to cover internal cost and management time) expenses, cost, loss and liabilities incurred of or by the agents, the trustee and any receiver, adviser or agent;

(ii) secondly, to payments of amounts due to the secured parties under any secured document;

(iii) thirdly, to payment over to the relevant obligors.

Secured Creditors and Hedge Counterparties are only permitted to share in the proceeds if they no longer have the benefit of additional security or guarantees. In addition, Secured Creditors will only be permitted to share in the proceeds up to an aggregate amount of €90.0 million and Hedge Counterparties will only be permitted to share in the proceeds up to an aggregate amount of €80.0 million.

The Intercreditor Agreement also provides that any amounts received by a secured party on a secured obligation, including any amounts received by the trustee or a holder of the Corporate Bonds, otherwise than in the order described above shall be paid by such secured party to the intercreditor agent for the application in accordance with the above order.

Polish Facility

The Polish Facility was most recently amended on December 18, 2003, and included our subsidiaries in Poland, SGL CARBON S.A. (Poland), SGL CARBON Angraph Sp. z.o.o (Poland) and SGL CARBON Polska S.A. (Poland) as the borrowers and BNP Paribas Bank Polska S.A. as the lender. As of December 31, 2005, all Polish subsidiaries were merged into the surviving legal entity SGL CARBON Polska S.A.

The Polish Facility provides for a revolving credit facility of up to PLN60.0 million. The Polish Facility is used to provide working capital to our Polish subsidiary. As of December 31, 2006, 2005 and 2004, there was no indebtedness outstanding under the Polish Facility.

Advances under the Polish Facility bear interest at a rate per annum equal to WIBOR plus 2.0% (for borrowings denominated in PLN), LIBOR plus 2.0% (for borrowings denominated in US Dollars) or EURIBOR plus 2.0% (for borrowings denominated in euro). Borrowings under the Polish Facility are subject to conditions precedent. The Polish Facility is served by a mortgage on certain Polish real estate and a pledge of the share capital of SGL CARBON Polska S.A. (Poland). The Polish Facility terminates on December 30, 2008. Availability under the Polish Facility will be decreased to PLN50.0 million at December 31, 2007.

The Polish Facility includes the restrictive covenants, including financial covenants, applicable to the borrowing group. The obligations under the Polish Facility are secured by security interests on certain assets of SGL CARBON Polska S.A., including mortgages on its real property.

The Old Facilities

The Old Facilities, which were still reflected in our balance sheet as of December 31, 2006, were originally entered into on February 3, 2004. They originally consisted of a senior facility (consisting of term loans A, B and C and a multicurrency revolving credit facility) and the U.S. senior facility. On September 1, 2005 we repaid our U.S. senior facility in full in the amount of U.S.$111.1 million (equivalent to €82.4 million) and replaced it in part with an additional USD tranche in the amount of US$80.0 million under the senior facility. As of December 31, 2006, the Old Facilities, excluding the term loan B, consisted of an aggregate amount of €102.7 million, of which €60.7 million was used and €42.0 million was unused. The remaining outstanding amounts under the Old Facilities were

Back to Contents

repaid in full as of May 16, 2007, out of a portion of the net proceeds from the issuance of the Convertible Bonds and the Corporate Bonds, and the Old Facilities were concurrently terminated.

The Old Senior Notes

On February 9, 2004, we issued the €270.0 million 8.5% Senior Notes due 2012 through our finance subsidiary SGL CARBON Luxembourg S.A. The Old Senior Notes bear interest semi-annually at a rate of 8.5% and provide for a maturity date of February 1, 2012. On May 16, 2007, we effected a satisfaction and discharge of the Old Senior Notes by purchasing, out of a portion of the net proceeds from the issuance of the Convertible Bonds and the Corporate Bonds, and depositing with the trustee for the Old Senior Notes government bonds sufficient to pay interest, principal and premium on the Old Senior Notes until the first redemption date of the Old Senior Notes on February 1, 2008.

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

Taxation

German Taxation

The following discussion is a summary of the material German tax consequences for beneficial owners of Shares or American Depositary Shares who are (i) not German residents for German income tax purposes (i.e., persons whose residence, habitual abode, statutory seat or place of effective management and control is not located in Germany) and (ii) whose Shares do not form part of the business property of a permanent establishment or fixed base in Germany. Throughout this section, we refer to these owners as “non-German Holders”.

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

Taxation in Germany

German corporations are generally subject to corporate income tax at a rate of 25% plus 5.5% solidarity surcharge thereon, amounting to a total of 26.375%. German corporations are also subject to profit-related trade tax on income, the exact amount of which depends on the municipality in which the corporation maintains its business establishment(s). Trade tax on income is presently a deductible item in computing the corporation’s tax base for corporate income tax purposes.

Withholding Tax

Generally the dividends distributed by SGL are subject to German withholding tax. The withholding tax rate on dividends is 20%. In addition, the solidarity surcharge of 5.5% on the withholding tax will be retained, resulting in a total withholding from dividends of 21.1%. The

Back to Contents

withholding tax rate may be reduced for non-German Holders by an applicable double tax treaty. Under most double tax treaties the withholding tax rate is reduced by way of refund to 15%. Please note, that, as of 2007, the German domestic rules on limitation on benefits in respect of double tax treaties have been substantially restricted. To reduce the withholding tax to the applicable treaty rate a non-German Holder may apply for a refund of withholding taxes paid. The application for refund must be filed with the German Central Tax Office (Bundeszentralamt für Steuern, Hauptdienstsitz Bonn-Beuel, An der Küppe 1, D-53225 Bonn, Germany; http://www.bzst.bund.de). The relevant forms can be obtained from the German Central Tax Office or from German embassies and consulates.

Special Tax Rules for U.S. Holders

Under the United States-German Income Tax Treaty, the withholding tax rate is reduced to 15% of the gross amount of the dividends for shareholders holding less than 10% in SGL. Otherwise, the withholding tax rate is reduced to 5% in certain cases. Therefore, in most cases, eligible U.S. holders will be entitled to receive a repayment from the German tax authorities equal to 6.1% of the declared dividend. Accordingly, for a declared dividend of 100, an eligible U.S. holder initially will receive 78.9 (100 minus the 21.1% withholding tax). The eligible U.S. holder is then entitled to a refund from the German tax authorities of 6.1 and will, as a result, effectively receive a total of 85 (i.e., 85% of the declared dividend).

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

As part of the individual refund claim, an eligible United States holder must submit to the German tax authorities the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and an official certification on IRS form 6166 of its last United States federal income tax return. IRS Form 6166 may be obtained by sending a properly completed IRS Form 8802, any required statements and documentation, and the applicable user fee to the Internal Revenue Service, P.O. Box 42530, Philadelphia, PA 19101-2530. Additional guidelines concerning application for U.S. residency certification are provided in the Instructions for IRS Form 8802.

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

Back to Contents

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

Future changes to the German tax laws

The German legislator currently considers various substantial changes to the German tax laws which could have a major impact on the investors’ taxation in relation to the Shares or ADRs. With respect to individual income taxation, the German government has expressed its intention to introduce a final withholding tax (Abgeltungssteuer) on certain dividend income as well as on capital gains from private investments at a rate of 25 % plus solidarity surcharge of 5.5% thereon (resulting in a total tax burden of 26.375%) with effect as of January 1, 2009. It is also considered to reduce the corporate income tax rate from presently 25% to 15%; together with trade tax and solidarity surcharge, this may lead to an aggregate tax burden of approximately 30%. The content and the timing of the new tax regime are however uncertain and can, at this stage, not be assessed. According to the current statements, the new tax regime is presently scheduled to take effect in 2008 and the final withholding tax in 2009.

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

Back to Contents

This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, and published rulings and court decisions, as of the date hereof, as well as on the United States-German Income Tax Treaty (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.

In addition, this section is based in part upon the representations of Deutsche Bank and JPMorgan Chase Bank, the depositaries for our American Depositary Receipt program. Assuming that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms for United States federal income tax purposes, if you hold ADRs evidencing ADRs, you will generally be treated as the owner of the Shares represented by those ADRs. Exchanges of Shares for ADRs, and ADRs for Shares, generally will not be subject to United States federal income tax.

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

Taxation of Dividends

Under the United States federal income tax laws, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits, as these amounts are determined for United States federal income tax purposes. You must include any German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. See the paragraph under “German Taxation – Special Tax Rules for U.S. Holders” for examples of how to compute the amount of dividends received. The dividend must be included in your gross income when you, in the case of Shares, or Deutsche bank or JPMorgan Chase Bank, in the case of ADRs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.

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

Back to Contents

Subject to certain limitations, the German tax withheld in accordance with German law and the Treaty and paid over to Germany may be claimed as a foreign tax credit against your United States federal income tax liability. To the extent a refund of the tax withheld is available to you under German law or under the Treaty, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. See “–German Taxation – Dividend Refund Procedure for U.S. Holders” above for the procedures for obtaining a tax refund.

If a U.S. holder is an accrual method taxpayer, it must generally translate German taxes into U.S. dollars at a rate equal to the average exchange rate for the taxable year in which the taxes accrue, but must translate taxable dividends into U.S. dollars at the spot rate on the date received. This difference in exchange rates may reduce the U.S. dollar value of the credits for German taxes relative to its U.S. federal income tax liability attributable to a dividend. An accrual method U.S. holder may elect, however, to translate German taxes into U.S. dollars using the exchange rate in effect at the time the taxes were paid. Any such election will apply for the taxable year in which it is made and all subsequent years, unless revoked with the consent of the Internal Revenue Service.

Dividends distributed by us will generally constitute income from sources outside the United States and, for foreign tax credit purposes, will generally be categorized as “passive income” or “financial services income”, in the case of U.S. Holders whose taxable year began prior to January 1, 2007. For other U.S. Holders, dividend income generally will constitute “passive category income,” or, in the case of certain US Holders, “general category income.”

The United States Treasury has expressed concerns that parties to whom ADRs are released may be taking actions that are inconsistent with the claiming of foreign tax credits. Accordingly, the creditability of German withholding tax on dividends could be affected by future actions that may be taken by the United States Treasury.

“Qualified dividend income” received by individuals in taxable years beginning before January 1, 2011 generally will be taxed at a maximum rate of 15% rather than at rates applicable to other items of ordinary income. For this purpose, “qualified dividend income” generally includes dividends paid on shares of U.S. corporations as well as dividends paid on shares of certain non-U.S. corporations if, among other things, the non-U.S. corporation is not a passive foreign investment company, and either (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program (the Treaty has been identified by the U.S. Treasury Department as a qualifying treaty). We currently believe that dividends paid by us with respect to the Shares or ADRs should constitute “qualified dividend income” for U.S. federal income tax purposes. The United States Treasury and the Internal Revenue Service have announced their intention to promulgate rules pursuant to which holders of Shares and ADRs, among others, will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividend income. Each individual U.S. holder of Shares or ADRs is urged to consult his own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

Taxation of Capital Gains

Upon a sale or other disposition of Shares or ADRs, you will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and your adjusted tax basis in the Shares or ADRs. This gain or loss generally will be U.S. source gain or loss, and will be treated as long-term capital gain or loss if your holding period in the Shares or ADRs exceeds one year. In the case of non-corporate U.S. holders, the maximum marginal United States federal income tax rate applicable to long-term capital gains realized before January 1, 2011, will be 15%. The deductibility of capital losses is subject to limitations. Any gain or loss generally will be treated as arising from U.S. sources.

Back to Contents

Passive Foreign Investment Company

We currently believe that SGL will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2006. However, an actual determination of PFIC status is fundamentally factual in nature and must be made annually as of the close of each fiscal year and is therefore subject to change. We urge you to consult your own tax advisers regarding possible application of the PFIC rules to your ownership and disposition of Shares or ADRs.

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

Dividends and Paying Agents

Not applicable.

Statements by Experts

Not applicable.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the SEC. Members of the general public may read and copy these materials, including this annual report and the exhibits thereto, at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and may also obtain copies of the materials by mail from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. You may access our annual reports and some of the other information we submit to the SEC through this website. In addition, you may inspect material we file at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Subsidiary Information

Not applicable.

Back to Contents

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The global nature of our business exposes our operations, financial results and cash flows to a number of risks, including those listed below.

•	Interest rate fluctuations. We are exposed to changes in interest rates. Our primary interest rate exposure is to fluctuations in short-term European and U.S. interest rates.

•	Currency exchange rate fluctuations. We are exposed to fluctuations between the Euro and other major world currencies. The majority of our currency fluctuation risk is between the Euro and the U.S. Dollar. In addition, we are exposed to fluctuations between the Euro and the Japanese Yen, between the Euro and the Polish Zloty, between the U.K. Pound Sterling and the U.S. Dollar and between the U. S. Dollar and the Canadian Dollar.

•	Commodity price fluctuations. We are exposed to possible increases in raw material prices. We may not be able to pass any such increases on to our customers.

•	Credit risk. We are exposed to credit risk with respect to the counter parties in our transactions.

Any of these risks could harm our operating results and financial condition. These risks are similar to the risks to which we were exposed in the prior year.

The tables below present certain information regarding our use of derivative financial instruments. You should read these tables in conjunction with Item 3, “Key Information – Selected Financial Data — Exchange Rates” and the notes to our Consolidated Financial Statements. All financial instruments in the tables below are used to manage market risks to which we are exposed. We do not purchase or sell derivative financial instruments for trading purposes.

Interest Rate Risk Management

We are exposed to interest rate risks through our debt instruments. We manage this risk exposure through the use of interest rate swaps and interest rate caps.

The following tables provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates as of December 31, 2006. For our fixed rate and variable rate debt, the table presents principal amounts at the December 31, 2006 (based on year-end exchange rates) and the related weighted average interest rates by expected maturity date. Weighted average variable rates are based on implied zero coupon rates in the yield curve. For interest rate swaps and caps, the table presents notional amounts and weighted average interest rates or strike rates by expected maturity date. Weighted average variable rates are based on the implied forward rates as of December 31, 2006. The information is presented in euro equivalents, which is our reporting currency.

Back to Contents

Interest Rate Risk Management
Principal (Notional) Amount by Expected Maturity
Average Interest Rate

	2007	2008	2009	2010	2011	After 2011	Total	Fair Value December 31, 2006

	(€ equivalent in millions)
Debt, including current portion
Fixed rate (€)	0.1	0.1	0.1	0.1	0.1	270.2	270.7	291.8
Average interest rate	4.11%	4.11%	4.11%	4.11%	4.11%	8.50%
Variable rate (€)
Average interest rate
Variable rate (U.S. $)		60.7					60.7	60.7
Average interest rate		6.90%
Other currencies	0.6						0.6	0.6

We also have debt denominated in Japanese Yen.

Interest Rate Risk Management
Principal (Notional) Amount by Expected Maturity
Average Interest (Swap) Rate/Option Strike Price

	2007	2008	2009	2010	2011	After 2011	Total	Fair Value December 31, 2006

	(€ equivalent in millions)
Interest rate swaps
EURO
Plain Vanilla Swap						40.0	40.0	(0.1)
Average receive rate (variable)						4.15%
Average pay rate (fix)						4.25%
EURO
CMS Spread Ladder Swap						20.0	20.0	(9.1)
Average receive rate (fix)						8.50%
Average pay rate (variable)						*
USD
Capped Swaps
Average receive rate (variable)
Average pay rate (variable)

*	average rate is not foreseeable

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

Outside the Euro zone, we hold significant assets, liabilities and operations denominated in local currencies, most importantly the US Dollar, British Pound Sterling and Polish Zloty. Although we regularly assess and evaluate the long term currency risk inherent in these investments, we generally undertake foreign exchange hedge transactions addressing this type of risk only when we are considering withdrawal from a specific venture and repatriating the funds that our withdrawal

Back to Contents

generates. However, we reflect effects from currency fluctuations on the translation of net asset amounts in to Euro in a separate equity position.

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

By the end of December 2006, the SGL Group had entered into hedging agreements in the amount of USD 120 million to secure the transaction risk in Europe for the 2007 fiscal year. The average exchange rate for these agreements is approximately USD 1.28/EUR 1.00.

The tables below provide information about our significant derivative financial instruments that are sensitive to changes in foreign currency exchange rates as of December 31, 2006. For forward foreign currency exchange agreements, which relate to intercompany financing, the table presents the notional amounts and the weighted average contractual foreign currency exchange rates. For foreign currency options, the table presents the contract amounts and the average foreign currency option strike prices. The foreign currency options entered into by the SGL Group have a term of less than four years.

	Contract Amount Buy (Sell)	Average Contractual Forward Exchange rate	Fair Value December 31, 2006

	(€ equivalent in millions, except for average contractual exchange rate)
Forward Foreign Currency Contracts
Euro
U.S. Dollar	(80.1)	1.3012	1.4
British Pound Sterling	(3.8)	0.6728	0.0
Polish Zloty	24.0	4.0200	1.1
Japanese Yen	(1.0)	154.95	0.0

	Contract Amount Buy (Sell)	Average Option Strike Price	Fair Value December 31, 2006

	(€ equivalent in millions, except for average contractual exchange rate)
Foreign Currency Options
U.S Dollar put/Euro call	72.9	1.2883	2.7
U.S Dollar call/Euro put	(66.1)	1.2333	(0.2)
Polish Zloty put/Euro call	12.0	4.0000	0.6
Polish Zloty call/Euro put	(12.0)	4.1695	0.0

Commodity Price Risks

We are exposed to commodity price risks through our dependence on various raw materials (including petroleum coke, coal tar pitch, petroleum pitch, anthracite coal and natural graphite flake) and energy. We seek to minimize these risks through our sourcing policies and efficient operating procedures. Some of these products are derived from petroleum therefore their prices are affected by the market price of oil. Increases in the market price of oil in 2005 could possibly adversely affect the gross margins in some of our business segments if we are unable to pass the increase through to our customers.

Back to Contents

In order to ensure both the supply and pricing of some of our energy requirements, we are partly from time to time we are a party to short-term forward contracts in the natural gas market in the U.S. These contracts are not material to the operations of the Company as a whole.

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

On a quarterly basis, the Business areas and central functions evaluate on a rolling basis the likelihood of core risks occurring, identify potential new risks, and monitor the countermeasures taken. The results are summarized by Group Controlling and presented to the Board of Management. This makes it possible to identify risks in an early stage, in particular those which may jeopardize the Company, and to undertake countermeasures. In addition, new potential risks or the occurrence of existing risks are communicated immediately to the Board of Management, regardless of usual reporting intervals.

The Board of Management regularly informs the Supervisory Board about the risk situation and risk management. In addition, all the components of the RMS are monitored at regular intervals by the Group Internal Audit Department as a unit which is independent from the process. The information thus obtained is used to improve early identification and risk control.

As a company listed on the New York Stock Exchange, SGL is subject to additional rules designed to make the SGL’s reporting more transparent and improve shareholder protection. The audits of Company processes and controls performed as part of the Sarbanes-Oxley Act, which is particularly important in this context, contribute to the continued safeguarding and risk avoidance, which have been subject to an independent audit by the external auditor beginning with fiscal year 2006.

SGL voluntarily delisted its ADRs from the NYSE effective June 22, 2007 and terminated its ADR program effective June 25, 2007. In addition, SGL intends to deregister from its reporting obligations under the Exchange Act as soon as provided for under new SEC rules.

Risk transfer

SGL Group has developed with its insurers a global coverage concept for the major company risks. These group insurance policies transfer the risk to the relevant insurer. To protect our buildings, equipment and machines, the loss prevention measures are continuously improved with the professional support of our insurers. Capital expenditures in risk minimization are made at all locations.

Market and environmental risks

Our business is largely dependent on the steel industry. Key risks for 2007 are the assumption of an ongoing favorable economic situation of the steel sector and the continued upswing in demand within our major customer industries. A contrary development would have a negative effect on our

Back to Contents

prices and sales volumes, which we would have to be offset by further optimizing production and costs.

We attempt to counteract the volatility of the energy markets and the above-plan price increases of our main raw materials by structured procurement systems and by negotiating medium and long-term purchase agreements. To this end, we have developed strategic arrangements with our main suppliers based on our longstanding business relationships.

Currency risks from operating activities are hedged by the use of derivative financial instruments, through which we ensure extensive planning security.

Technology risks

We are subject to the risk of technological change in all our business areas, especially in our growth segments, which is why we are strengthening our focus on the further development of our products and innovations.

The partnership with the Audi Group to further develop our carbon-ceramic brake discs adheres to a clear milestone plan and is being pursued at business area and Board of Management level as well as by the Technology Committee of the Supervisory Board, created in September 2003. Because of the relatively high investment in the technology applications of the Advanced Materials business area, specifically of Carbon Fibers & Composites, this committee meets twice a year to discuss the development and processes in the Advanced Materials business area.

Personnel risks

Targeted employee development programs at all levels ensure that the company is an attractive employer for well-educated personnel, whether experienced or novices. The remuneration system contains high variable components, which give every employee the option of additional financial rewards. Managers are committed to the Company for the long term through specially targeted incentive and promotional measures.

Financial risks

We plan to further reduce our financial risks by the completion of the new refinancing, which was announced on May 2, 2007. With regard to creditors, we must comply with certain conditions, which might have to be renegotiated in the event of non-compliance. The result would be higher credit costs or the withdrawal of credits. To avoid this, we operate a stringent liquidity policy and liquidity and financial planning on a rolling basis, which are based on current, updated earnings and cash flow estimates of the operating units. We are also exposed to financial risks in the form of changes in interest and exchange rates, which we hedge with derivative financial instruments. Risk minimization is the overriding principle that underlies all our activities involving these derivatives. The trading and control functions are kept separate, and we also perform regular risk assessments in this area.

Antitrust risks

The antitrust proceedings initiated by the authorities in the 1990s are completed. The resulting payment obligations were fully paid in North America in 2005. In Europe, we paid the final fine for graphite electrodes, including interest, to the European Commission in 2006. The maximum amount of the two EU fines still being appealed have been charged to the income statement up until 2006. We have cash deposited €23.6 million covering the fine that had been imposed by the European Commission in connection with mechanical and electrical contacts at the end of 2003. The graphite specialties fine of €22.3 million including accrued interest was previously secured by bank guarantees and on February 8, 2007, cash deposited to the European Commission without legal recognition of the 2005 European Court of First Instance judgment.

On May 10, 2007, the European Court of Justice (ECJ) announced its decision in the “Specialty Graphite” case, thereby confirming the judgment of the CFI from June 15, 2005. The CFI had reduced the €27.8 million fine originally imposed by the European Commission in December 2002 to €18.5 million due to procedural defects in prosecution of the case.

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

Summary

The overall appraisal of the above risk areas is principally one of market risks arising from the cyclical price and volume developments, in both sales and procurement. In contrast, internal manufacturing processes carry considerably less risk. Financial and antitrust risks are manageable. On the whole, the current risks for the SGL Group are limited and the Company’s continued existence is not in jeopardy. No future risks to the Company as a going concern can be identified.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

Back to Contents

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Control and Procedures

The Chief Executive Officer and the Chief Financial Officer, with the assistance of other members of management, performed an evaluation of our disclosure controls and procedures, as defined under Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 31, 2006. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at the reasonable assurance level.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate “internal control over financial reporting” (as defined in Rule 13a-15(f) under the Exchange Act). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with International Financial Reporting Standards (“IFRS”), as well as a reconciliation of consolidated net income/loss and shareholders’ equity as reported in the consolidated financial statements under IFRS to consolidated net income/loss and shareholders’ equity in accordance with generally accepted accounting principals in the United States of America (“U.S. GAAP”). Any internal control system, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of the controls and procedures, which may not prevent or detect misstatements. Also, changes in conditions and business practices in subsequent periods may subject our determination of effectiveness to the risk that certain controls may become inadequate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. The assessment was based on the framework and criteria established in “Internal Control–Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment under these criteria, our management has concluded that, as of December 31, 2006, the Company’s internal control over financial reporting is effective.

Management’s assessment, as well as the effectiveness of internal control over financial reporting as of December 31, 2006, have been audited by Ernst & Young Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, an independent registered public accounting firm who also audit our consolidated financial statements included in this Annual Report. Their audit report on internal control over financial reporting appears below.

Back to Contents

Report of Independent Registered Public Accounting Firm

To the Board of Management and Shareholders of SGL CARBON Aktiengesellschaft

We have audited management’s assessment, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting”, that SGL CARBON Aktiengesellschaft and subsidiaries (“SGL Group” or “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). SGL Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that SGL Group maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, SGL Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), consolidated balance sheets of SGL CARBON Aktiengesellschaft and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows and changes in shareholders’ equity, for each of the three years in the period ended December 31, 2006 of SGL CARBON Aktiengesellschaft and subsidiaries and our report dated on June 25, 2007 expressed an unqualified opinion thereon.

Eschborn/Frankfurt am Main, Germany
June 25, 2007

Ernst & Young AG
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Back to Contents

Changes in internal control over financial reporting. During the period covered by this report, there have not been any changes in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. [RESERVED].

ITEM 16A. Audit committee financial expert.

The Supervisory Board has determined that Mr. Andrew H. Simon, chairman of the Audit Committee, qualifies as Audit Committee Financial Expert in accordance with the terms of Item 16.A of Form 20-F. Mr. Andrew H. Simon is also “independent” as that is defined in Rule 10A-3 under the Exchange Act. See “Item 6-Directors, Senior Management and Employees-Board Practices”.

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

ITEM 16C. Principal Accountant Fees and Services.

Ernst & Young Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Eschborn, Germany (E&Y) has served as SGL Group’s principal independent auditor for the fiscal year in the period ended December 31, 2006 and 2005. Fees billed or expected to be billed by E & Y for professional services for each of the last two fiscal years were as follows:

Audit Fees SGL Group:

	2005	2006

	in million of €
Audit fees	1.6	3.6
Audit related fees	0.2	0.2
Tax fees	0.1	0.1
All other fees	0.0	0.0

Total	1.9	3.9

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

On April 27, 2007 the Annual Shareholders’ Meeting appointed Ernst & Young Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Eschborn, Germany, to serve as the Company’s independent auditors for the fiscal year end 2007.

Subsequent to the auditor’s appointment, the Audit Committee awards the contract and proposes to the supervisory board to approve the terms and scope of the audit and monitors the auditors’ independence. In order to assure the independence of the auditors, the Audit Committee established a policy of ongoing supervision and pre-approval of permissible audit-related and tax services provided by the independent auditor. Such pre-approval may be in the form of a general pre-approval or a pre-approval on a case-by-case basis. Under the policies, the Company’s independent

Back to Contents

auditors are not allowed to perform any non-audit services which may impair the auditors’ independence under the rule of the U.S. Securities and Exchange Commission, and the Public Company Accounting Oversight Board.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees.

SGL Group relies on the exemption afforded by Rule 10A-3(b)(1)(iv)(C) under the Securities Exchange Act. We believe that such reliance does not materially adversely affect the ability of the Audit Committee to act independently or to satisfy the other requirements of Rule 10A-3.

ITEM 16E. Purchase of Equity Securities by the Issuer and Affiliate Purchasers.

Not applicable.

Back to Contents

PART III

ITEM 17. FINANCIAL STATEMENTS

The following financial statements, together with the Reports of Ernst & Young AG, Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Eschborn, Germany, for the years ended December 31, 2006, 2005 and 2004 are filed as part of this annual report.

ITEM 18. FINANCIAL STATEMENTS

We have responded to Item 17 in lieu of responding to this Item.

ITEM 19. EXHIBITS

1.	Articles of Incorporation (Satzung) of SGL CARBON Aktiengesellschaft, as amended.

2.	Code of ethics for Senior Financial Officers

3.	A list showing the number and a brief identification of each material foreign patent for an invention not covered by a U.S. patent will be provided upon the Commission’s request.

4.	An explanation of how earnings per share information was calculated is provided in Notes 9 and 35 to our Consolidated Financial Statements filed in Item 17, “Financial Statements”.

5.	A list of our principal subsidiaries is provided in Item 4, “Information on the Company – Organizational Structure”.

6.	Revolving and Acquisition Credit Facility Agreement

7.	Indenture for the Corporate Bonds

8.	Terms and Conditions of the Convertible Bonds

9.	Rule 13a-14(a)/15d-14(a) Certifications

10.	Section 1350 Certifications

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

Date: June 27, 2007

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

Date: June 27, 2007

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

Date: June 27, 2007

Back to Contents

Certification Pursuant to 18 U.S.C. Section 1350 As Adopted Pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Form 20-F annual report of SGL Carbon AG (the “Company”) for the period ending December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “annual report”), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of such officer’s knowledge and belief, that:

1.	the annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

by: /s/ Robert J. Koehler

Robert J. Koehler

Chairman of the Board of Management

by: /s/ Sten Daugaard

Sten Daugaard

Member of the Board of Management

Date: June 27, 2007

Back to Contents

Exhibits to SGL CARBON AG

Annual Report

on Form 20-F

EXHIBIT INDEX

Exhibit No	Exhibit	Sequentially Numbered Page

3(i)	Articles of Incorporation (Satzung) of SGL CARBON Aktiengesellschaft, as amended.
7	Indenture for the Corporate Bonds
8	Terms and Conditions of the Convertible Bonds
9	Revolving and Acquisition Credit Facility Agreement
14	CODE OF ETHICS for Senior Financial Officers
31	Rule 13a-14(a)/15d-14(a) Certifications
32	Section 1350 Certifications

Back to Contents

SGL CARBON AKTIENGESELLSCHAFT

Back to Contents

Report of Independent Registered Public Accounting Firm

To the Board of Management and Shareholders of
SGL CARBON Aktiengesellschaft

We have audited the accompanying consolidated balance sheets of SGL CARBON Aktiengesellschaft and subsidiaries (“SGL Group” or “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SGL CARBON Aktiengesellschaft and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of SGL Group’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 25, 2007 expressed an unqualified opinion thereon.

Eschborn/Frankfurt am Main, Germany
June 25, 2007

Ernst & Young AG
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Back to Contents

SGL CARBON Aktiengesellschaft
Consolidated Statements of Income

	Note	2006	2006	2005	2004

		US$	(in millions of €, except per share data)
Continuing Operations
Sales revenue	28	1,568.3	1,190.8	1,068.8	944.0
Cost of sales		-1,062.6	-806.8	-746.7	-681.3

Gross profit		505.7	384.0	322.1	262.7
Selling expenses	3	-174.2	-132.3	-126.8	-119.1
Research costs		-33.6	-25.5	-18.0	-19.2
General and administrative expenses	3	-67.7	-51.4	-48.1	-43.6
Other operating expenses, net	4	-6.3	-4.8	-16.4	-21.8
Expenses in connection with EU antitrust proceedings	5	-42.3	-32.1	0.0	0.0

Profit from operations		181.6	137.9	112.8	59.0
Income/loss from companies accounted for At-Equity	6	1.6	1.2	0.8	-0.8
Interest expense, net	6	-52.9	-40.2	-52.2	-50.6
Interest expenses in connection with ECJ decision	6	-16.9	-12.8	0.0	0.0
Other financing costs	6	-12.7	-9.7	-14.2	-10.5

Profit/loss before tax		100.7	76.4	47.2	-2.9
Income tax expense	8	-46.8	-35.5	-19.1	-1.6

Net profit/loss for the period from continuing operations		53.9	40.9	28.1	-4.5
Discontinued operations
Net loss from discontinued operations		0.0	0.0	0.0	-21.0
Loss from sale		0.0	0.0	0.0	-60.8

Total discontinued operations	9	0.0	0.0	0.0	-81.8

Net profit/loss for the period		53.9	40.9	28.1	-86.3

thereof:
Minority interests		0.3	0.2	-0.1	0.1

Net profit/loss attributable to equity holders of the parent company		53.6	40.7	28.2	-86.4

Earnings per share (in €)
Basic earnings/loss per share (EPS)	9	0.87	0.66	0.50	-1.66
Diluted earnings/loss per share (EPS)	9	0.87	0.66	0.50	-1.66

1)	The 2006 figures have been translated for the convenience of the reader at an exchange rate of $1.317 to €1.00, the rate on December 31, 2006.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Back to Contents

SGL CARBON Aktiengesellschaft
Consolidated Balance Sheets

	Note	Dec. 31, 2006	Dec. 31, 2006	Dec. 31, 2005

		US$	(in millions of €)
Assets
Non-current assets
Goodwill	10	84.1	63.9	66.8
Other intangible assets	10	26.2	19.9	19.8
Property, plant and equipment	11	459.5	348.9	346.0
Investments in companies accounted for At-Equity	13	10.5	8.0	7.7
Other non-current financial assets	12	18.7	14.2	14.4
Deferred tax assets	18	154.9	117.6	128.8

		753.9	572.5	583.5
Current assets
Inventories	14	417.0	316.6	280.6
Trade receivables	15	296.3	225.0	195.3
Other receivables and other current assets	16	52.9	40.1	33.7

Receivables and other current assets		349.2	265.1	229.0
Cash and cash equivalents	17	135.7	103.0	93.4

		901.9	684.7	603.0
Assets held for sale	19	4.7	3.6	4.0

Total assets		1,660.5	1,260.8	1,190.5

Equity and liabilities
Equity
Issued capital	20	212.0	161.0	144.9
Share premium	20	472.1	358.5	280.6
Cumulative loss		-151.6	-115.2	-131.6
Net income/loss		53.6	40.7	28.2

Shareholders’ equity		586.1	445.0	322.1
Minority interests		2.9	2.2	1.3

Total equity		589.0	447.2	323.4
Non-current liabilities
Provisions for pensions and other employee benefits	21	220.7	167.6	166.0
Other non-current provisions	22	17.1	13.0	13.2
Non-current financial liabilities	23	420.8	319.5	336.3
Non-current liabilities	23	0.7	0.5	0.6
Deferred tax liabilities	18	49.9	37.9	34.7

		709.2	538.5	550.8
Current liabilities
Other provisions	22	137.7	104.6	151.0
Current financial liabilities	23	0.0	0.0	5.8
Trade payables	23	150.4	114.2	89.2
Tax liabilities	23	15.3	11.6	16.1
Other liabilities	23	58.4	44.3	54.2

		361.8	274.7	316.3
Liabilities held for sale	9	0.5	0.4	0.0
Total equity and liabilities		1,660.5	1,260.8	1,190.5

1)	The 2006 figures have been translated for the convenience of the reader at an exchange rate of $1.317 to €1.00, the rate on December 31, 2006.

The accompanying notes are an integral part of these Consolidated Financial Statements

Back to Contents

SGL CARBON Aktiengesellschaft
Consolidated Cash Flow Statements

	2006	2006	2005	2004

	US$	(in millions of €)
Cash flows from operating activities:
Profit before tax	100.6	76.4	47.2	-2.9
Adjustments to reconcile profit/loss to cash provided by operating activities
Interest expense (net)	52.9	40.2	52.2	50.6
Expenses in connection with the EU antitrust proceedings/ECJ decision	59.1	44.9	0.0	0.0
Gain/loss on sale of property, plant and equipment	-0.5	-0.4	-9.7	-0.6
Depreciation and amortization expense	70.3	53.4	65.1	67.6
Amortization of refinancing costs	4.5	3.4	5.3	3.8
Interest received	7.0	5.3	5.3	5.1
Interest paid	-41.9	-31.8	-40.6	-35.1
Income taxes paid	-34.1	-25.9	-22.6	-14.2
Changes in provisions, net	19.2	14.6	13.0	16.3
Changes in working capital
Inventories	-61.6	-46.8	-10.1	-4.0
Trade receivables	-45.8	-34.8	-8.2	0.9
Trade payables	34.6	26.3	-4.8	3.5
Other operating assets/liabilities	-17.2	-13.1	-4.4	6.4
Payments relating to antitrust proceedings	-131.3	-99.7	-70.2	-52.0
(thereof from cash escrow account)	(0.0)	(0.0)	(-69.2)	(-49.6)

Cash provided by operating activities	15.8	12.0	17.5	45.4

Cash flows from investing activities:
Capital expenditures in property, plant and equipment and intangible assets	-85.9	-65.2	-44.7	-46.3
Proceeds from sale of property, plant and equipment and intangible assets	2.2	1.7	16.1	4.5
Payments for non-current financial assets	-1.8	-1.4	-2.3	-0.8
Proceeds from sale of non-current financial assets	1.4	1.1	0.3	2.0

Cash used in investing activities	-84.1	-63.8	-30.6	-40.6

Cash flows from financing activities:
Redemption of financial liabilities from the cash escrow account	0.0	0.0	-58.9	-83.7
Repayment of financial liabilities	-24.9	-18.9	-101.6	-356.5
Additions to financial liabilities	0.0	0.0	67.8	389.5
Payments in connection with refinancing	0.0	0.0	-0.8	-23.9
Proceeds from capital increase	112.3	85.3	2.5	266.2
Payments for capital increase	-4.2	-3.2	0.0	-22.1

Cash provided by/used in financing activities	83.2	63.2	-91.0	169.5

Cash used/provided from discontinued operations	0.0	0.0	0.0	-24.6

Effect of foreign exchange rate changes	-2.4	-1.8	2.0	-0.3

Net change in cash and cash equivalents	12.5	9.6	-102.1	149.4
Cash and cash equivalents at beginning of year	123.0	93.4	195.5	46.1
(thereof cash escrow account)	(0.0)	(0.0)	(128.0)	(0.0)

Cash and cash equivalents at end of year	135.5	103.0	93.4	195.5

1)	The 2006 figures have been translated for the convenience of the reader at an exchange rate of $1.317 to €1.00, the rate on December 31, 2006.
Cash flow was adjusted for currency impacts, see Note 24 for additional cash flow information.

The accompanying notes are an integral part of these Consolidated Financial Statements

Back to Contents

SGL CARBON Aktiengesellschaft
Consolidated Statements of Changes in Shareholders’ Equity

(in millions of €)

	Equity attributable to the shareholders of the parent company

	Issued capital	Share premium	Cumulative loss	thereof: from Currency translation	thereof: from other comprehensive income	Net profit/loss	Total	Minority interests	Total equity

Balance at Jan. 1, 2004	56.8	112.0	-7.9	-41.9	2.7	-56.5	104.4	1.9	106.3
IFRS 2 allocation		3.0					3.0		3.0
Capital increases	86.1	159.0					245.1		245.1
Appropriation of net loss for 2003/net loss for 2004			-56.5			-29.9	-86.4	0.1	-86.3
Changes in equity
Cash flow hedges, net			-1.1		-1.1		-1.1	-0.1	-1.2
Exchange rate differences			2.3	2.3			2.3		2.3
= Total earnings recognized directly in equity							1.2	-0.1	1.1
= Total income for the period							-85.2		-85.2

Balance at December 31, 2004	142.9	274.0	-63.2	-39.6	1.6	-86.4	267.3	1.8	269.1

Balance at Jan. 1, 2005	142.9	274.0	-63.2	-39.6	1.6	-86.4	267.3	1.8	269.1
IFRS 2 allocation		6.1					6.1		6.1
Capital increases	2.0	0.5					2.5		2.5
Appropriation of net loss for 2004/net profit for 2005			-86.4			114.6	28.2	-0.1	28.1
Changes in equity
Cash flow hedges, net			-2.5		-2.5		-2.5	-0.4	-2.9
Exchange rate differences			20.5	20.5			20.5		20.5
= Total earnings recognized directly in equity							18.0	-0.4	17.6
= Total income for the period							46.2	-0.5	45.7

Balance at December 31, 2005	144.9	280.6	-131.6	-19.1	-0.9	28.2	322.1	1.3	323.4

Balance at Jan. 1, 2006	144.9	280.6	-131.6	-19.1	-0.9	28.2	322.1	1.3	323.4
IFRS 2 allocation		3.5					3.5		3.5
Capital increases *)	16.1	74.4					90.5	1.0	91.5
Appropriation of net profit for 2005/ net profit for 2006			28.2			12.5	40.7	0.2	40.9
Changes in equity
Cash flow hedges, net			3.5		3.5		3.5		3.5
Exchange rate differences			-15.3	-15.3			-15.3	-0.3	-15.6
= Total earnings recognized directly in equity							-11.8	-0.3	-12.1
= Total income for the period							28.9	-0.1	28.8

Balance at December 31, 2006	161.0	358.5	-115.2	-34.4	2.6	40.7	445.0	2.2	447.2

*) After deduction of transaction costs of €3.2 million in 2006.

The accompanying notes are an integral part of these Consolidated Financial Statements

Back to Contents

SGL CARBON Aktiengesellschaft
Notes to the Consolidated Financial Statements

(in millions)

1.	Summary of Accounting Policies

Description of business

SGL CARBON Aktiengesellschaft (hereafter “SGL Carbon AG” or “the Company”), located at Rheingaustr. 182, Wiesbaden (Germany), together with its subsidiaries (the “SGL Group”) is a global manufacturer of carbon and graphite products. See Note 28 for additional information on business activities.

Basis of presentation

The Consolidated Financial Statements of the SGL Group have been prepared in accordance with the International Financial Reporting Standards (IFRSs). All standards to be applied in financial year 2006 have been complied with. The new standards, which had to be applied for the first time in 2006 did not have a significant effect on the net assets, financial position and earnings of the Group. The Group has not applied IFRS 7, the changes to IAS 1 and IFRIC 7 to IFRIC 9, which have already been issued and are effective January 1, 2007.

IFRS 7 “Financial instruments: Disclosures” requires presentation of a summary of the information about financial instruments which in the past were regulated in IAS 30 “Disclosures in the financial statements of banks and similar financial institutions” and IAS 32 “Financial instruments: Disclosure and Presentation”. IFRS 7 is compulsory for all financial years beginning on or after January 1, 2007. When applied for the first time, it will require more detailed disclosures in the financial statements. Following the change to the IAS 1 “Presentation of financial statements – Capital disclosure”, the financial statements must contain information, which will enable the users of the financial statements to evaluate the objectives, policies and processes for managing capital. The change must be applied for financial years beginning on or after January 1, 2007. When used for the first time, it will lead to more detailed disclosures to the financial statements.

IFRS 8 “Operating Segments” replaces IAS 14 and adopts the ‘management approach’ to reporting on the financial performance of its operating segments of the corresponding U.S. GAAP standard. IFRS 8 shall be applied for reporting years for the periods beginning on or after January 1, 2009. AS SGL Group uses the same performance indicators for external reporting as for internal management reporting, it is expected that IFRS 8 will not have a material effect on the Consolidated Financial Statements of the SGL Group.

The Company does not expect that the application of IFRIC 7 to IFRIC 12 will have a significant effect on the Group’s financial position or financial performance.

As in the previous year, the 2006 Consolidated Financial Statement amounts are presented in millions of euros (€m) rounded to the nearest €0.1 million unless otherwise indicated.

Consolidation methods

The financial statements of the subsidiaries included in consolidation were prepared in accordance with uniform accounting policies. For one subsidiary, with a different balance sheet date, additional financial statements prepared for the same period as the Company were used.

Business combinations are accounted for by applying the purchase method. On acquisition date, assets acquired and liabilities assumed are measured at their fair values. Any excess of the cost of the purchased business over the acquired interest in the net fair value of the identifiable net assets acquired is recognized as goodwill. Goodwill is not amortized but reviewed annually for impairment or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The impairment test performed in 2006 for goodwill from company acquisitions did not result in any impairment.

Ownership in joint ventures and companies in which the Company holds an interest between 20 % and 50 % and has a significant influence over are accounted for using the equity method.

Back to Contents

Intercompany receivables and liabilities, intercompany gains and losses, as well as sales, expenses and income are eliminated. In accordance with IAS 12, deferred taxes are recognized with regard to timing differences arising from consolidation.

Currency translation

Foreign currency receivables and liabilities are converted using middle rates at the balance sheet date.

The annual financial statements of companies domiciled outside the European Monetary Union are converted into euros in accordance with IAS 21. For all members of the SGL Group, this is carried out on the basis of the local currency as a functional currency, as they are classified as foreign entities. Balance sheet items in annual financial statements that are not prepared in euros are converted at the period-end exchange rate at balance sheet date, and the income statement items are converted at average rates for the year. Translation differences from long-term intercompany receivables are treated as net investments in a foreign operation and recognized directly in equity.

Translation differences are recorded as a separate component of equity. If a foreign group company is sold, the cumulative amount recognized in equity for this company is expensed in the income statement.

The changes in exchange rates of currencies that are material to the Consolidated Financial Statements are as follows:

	ISO-Code	Middle rates at balance sheet date		Annual average rate €
Foreign currency
1€ =		Dec. 31, 2006	Dec. 31, 2005	2006	2005	2004

US-Dollar	USD	1.3170	1.1797	1.2557	1.2450	1.2434
British Pound	GBP	0.6715	0.6853	0.6818	0.6839	0.6787
Canadian-Dollar	CAD	1.5281	1.3725	1.4242	1.5099	1.6170
Polish Zloty	PLN	3.8312	3.8598	3.8951	4.0320	4.5424

Financial instruments

The SGL Group uses common derivative financial instruments, such as interest rate swaps, currency forward contracts and options as well as similar instruments only for hedging purposes and to minimize risk. The purpose is to minimize currency, interest rate, and fair value risks arising from operating activities and the resulting financing requirements.

Financial derivatives are measured at acquisition cost at the time a transaction is executed. They are subsequently remeasured at their fair values at the balance sheet date in accordance with IAS 39. Hedged balance sheet items are also measured separately at the balance sheet date. The presentation in the income statement is based on the underlying business transaction. Cash flow hedges were entered into in order to cover future USD transactions for the purpose of hedging future cash flow risks from highly probable forecasted transactions. Gains or losses on the effective portions of the hedges are recorded directly in equity after deducting deferred taxes, and recognized separately in other comprehensive income without impact on the income statement. A reclassification into income is made at the same time the hedged underlying transaction affects net income. The ineffective part of the change in fair value of the derivatives is booked directly into income. For option transactions, only the intrinsic value is used for the hedge. The fair value component is always recognized in the income statement. The changes in fair value of derivatives that were entered into for hedging purposes but which do not qualify for hedge accounting are recognized directly in the income statement. In accordance with IAS 39, these derivatives are classified as being held for trading. For more information on financial instruments, refer to note 27. Financial assets are derecognized when the contractual rights to cash flows from the financial asset in question expire. Financial liabilities are derecognized when they are repaid, i. e. all financial obligations specified in the contract have been settled, cancelled or have expired.

Back to Contents

Intangible assets

Acquired intangible assets are initially measured at their acquisition cost.

Intangible assets with a finite useful life are amortized on a straight-line basis over their economic useful life and tested for impairment if an indication exists that the intangible asset may be impaired. The amortization periods and methods for intangible assets with a finite useful life are reviewed at least annually. The current amortization period for intangible assets with finite useful lives is up to ten years. Expenses for the amortization of intangible assets are allocated in the income statement according to the functional classification to which they relate. There are no intangible assets with an indefinite useful life.

With the exception of capitalized development costs, costs of internally generated intangible assets are not capitalized, but are expensed in the period incurred.

Research costs are expensed in the period incurred. Government grants, which do not have to be paid back are recognized as income immediately. Intangible assets arising from development are capitalized only if the technical feasibility of completing the intangible asset, the intention to complete the intangible asset and the ability to use or sell it is proven. Furthermore, the generation of future economic benefits of the intangible asset, the availability of resources to complete the intangible asset and the ability to reliably measure attributable expenditures must be demonstrated.

Property, plant and equipment

Tangible assets used in business for more than one year are measured at their acquisition costs or costs of conversion less scheduled straight-line depreciation. Costs of conversion also include an appropriate portion of material and production overheads. Borrowing costs are not included in costs of conversion. Repair costs are expensed directly when incurred. Costs of measures, which prolong the useful life or increase the opportunities for future utilization of the assets are generally capitalized. If an asset is sold or scrapped, it is removed from property, plant and equipment; any resulting gain or loss is included in the income statement when the asset is derecognized. Economic useful lives are defined as follows: buildings 10 to 41 years; technical equipment and machinery 4 to 25 years; other equipment, operating and office equipment 3 to 15 years. The residual values of assets, useful lives and depreciation methods are reviewed at the end of each financial year and, if necessary, adjusted accordingly. If significant, the acquisition costs or costs of conversion are divided into separate components.

Contracts under which the lessee bears all significant benefits and risks from utilization of the leased asset are classified as finance leases. At inception finance leases are recorded at their fair value unless the net present value of the minimum lease payments is lower, and subsequently measured in accordance with the accounting methods for property, plant and equipment. All other lease agreements are treated as operating leases, and the lease payments are expensed when incurred.

Non-current financial assets

Non-current financial assets are carried at cost of acquisition, net of any write-downs. Investments in associated companies as well as joint ventures are accounted for At-Equity. Interest-free and low-interest bearing non-current receivables are discounted at a standard market rate. Non-current securities available for sale are measured at fair value, with changes recognized directly in equity. These changes are recorded in the income statement when the non-current securities are derecognized.

Inventories

Inventories include spare parts, raw materials, supplies, work in progress, finished goods as well as goods purchased for resale and vendor advance payments made. Inventories are carried at the lower of net realizable value or cost determined using the weighted-average cost method. Net realizable value is the estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale. Specific valuation allowances are also charged in connection with inventory obsolescence risks. In addition to directly attributable costs, conversion costs also include an appropriate portion of material and production overheads. Directly attributable costs include labor

Back to Contents

costs, including pensions, amortization and directly attributable material costs. Borrowing costs are not capitalized.

Receivables and other assets

Receivables and other current assets – trade and other receivables – are carried at their nominal amount, net of any bonuses and rebates and are net of any bad debt allowances. Bills of exchange as well as interest free and low interest bearing receivables with a term of more than one year are discounted.

Impairment of assets

The carrying amounts of assets are reviewed where there are indications that the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the higher of fair value less cost to sell and value in use (= net present value of future cash flows). If the carrying amount is higher than the recoverable amount, an impairment is recognized.

The impairment test for goodwill was performed based on discounted estimated future cash flows. According to IAS 36, the value in use is determined on the basis of the five-year planning of the cash-generating unit. These cash generating units correspond to the segments, as the latter are the lowest level within the Group at which goodwill is monitored for internal management purposes. Such planning is based on internal assumptions that are compared with external information, and contains for each planning year and Business Area a turn over and sales plan with stable growth in the coming years and a corresponding development of costs as well as a projection of operating profits and cash flows. In doing so, the development of sales revenue and profits are in a first step budgeted on the level of product or product group based on the expected market, economic, and competitive developments for the subsequent five years and in a second step these budgets are aggregated on the level of the respective Business Areas. Following the fifth planning year, an annual increase of the free cash flow of 1.0 % is assumed for the established Business Areas (CG and S) and of 3.0 % for SGL T. The growth rates for CG and S reflect the long-term average growth trend of these businesses. For SGL T, where many products are at the beginning of the product life cycle, a higher average growth is anticipated in the future. Future cash flows were discounted at an interest rate before taxes of 12.3%. In the calculation of the interest rate before tax, SGL-specific parameters were taken into consideration (a risk premium of 4.25 % at risk-free interest rates for 10-year bonds, an adjusted 60-month beta of 1.26 as well as the financing structure of the company).

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, checks and unrestricted bank balances whose original term is three months or less.

Provisions for pensions and other employee benefits

Provisions for pensions and other employee benefits from defined benefit plans are measured using the projected unit credit method reflecting future salary and pension increases and using the corridor method in accordance with IAS 19. The interest component of the addition to pension provisions is shown separately under net financing costs. Contributions under defined contribution plans are recognized as expenses at the time of payment.

Other provisions

Other provisions are recognized in accordance with IAS 37 when the entity has a present obligation that will probably be required to be settled, and where the amount of the obligation can be reliably estimated. Long-term provisions are discounted. Restructuring provisions are recognized where a formal restructuring plan has been adopted and publicly announced in sufficient detail. The accounting for and recognition of provisions for obligations arising from our incentive plans are described in note 31.

The SGL Group recognizes provisions for environmental protection obligations if it is probable that such an obligation exists and if the amount of the obligation can be reasonably estimated. Potential insurance compensation payments are not deducted in recognizing such liabilities, but

Back to Contents

carried as a separate asset up to the amount of the recognized provision, provided the reimbursement is virtually certain.

Liabilities

Liabilities are carried at the higher of notional or repayment amount at year-end. Financial liabilities are stated at amortized cost. Non-interest-bearing or low-interest-bearing liabilities, whose original term exceeds one year, are discounted as of the balance sheet date. Differences between the historic cost and the repayment amount (premiums and discounts as well as transaction costs) are recognized over the debt term using the effective interest rate method.

Income and expenses

Income and expenses of the financial year are recognized when they are realized and incurred. Sales revenue is recognized upon transfer of risk, following delivery of a product or rendering of the services, net of any discounts and rebates granted. For construction contracts in accordance with IAS 11, the sales amount is calculated using the “percentage of completion” method based on the proportion of costs incurred to date to the estimated total costs. The SGL Group provides its customers with a discount for early payment of amounts outstanding. The SGL Group also provides volume discounts to its customers based on their total purchases during a specified term. Such discounts are recorded as a reduction of revenue based on the number of customers that it is estimated will ultimately earn these discounts. Operating expenses are recognized when a product or service is utilized or at the time when they are incurred. Interest income and expenses are recognized on an accrual basis. Dividend income is recognized at the time of distribution.

Advertising and sales promotion expenses as well as other customer-related expenses are expensed when incurred. Provisions for product warranty obligations are recognized upon the sale of the product concerned.

Deferred tax liabilities

Income taxes are calculated based on the balance sheet liability method. Deferred tax assets and liabilities are presented separately on the balance sheet to reflect the future tax effect of timing differences between the carrying amounts of assets and liabilities in the financial statements and their tax base. Deferred tax assets and liabilities are calculated on the basis of the tax rates expected to apply when the timing differences reverse. The effects of changes in tax rates are recognized at the time new tax laws are enacted. Deferred taxes for tax loss carry-forwards are only recognized if a future utilization is probable.

Significant accounting judgments, estimates and assumptions

Preparation of financial statements requires management in certain cases to make judgments, estimates and assumptions regarding the amounts of receivables, liabilities and provisions, the disclosure of contingent liabilities and reported amounts of income and expenses. Actual amounts may differ. The most significant assumptions and estimates in relation to the impairment test of goodwill are explained under “Impairment of assets”. The most significant assumptions and estimates in relation to pensions are explained in note 21, in relation to share-based payments are explained in note 31, in relation to deferred tax assets on loss carry-forwards are explained in note 18 and assumptions and estimates in connection with antitrust fines are explained in note 25.

2.	Acquisitions & disinvestments, scope of consolidation and retrospective restatement 2004

In 2004, SGL CARBON Luxembourg S.A., Luxembourg, was founded; this company issued the senior subordinated notes in the refinancing of the SGL Group. In connection with the sale of the Surface Protection and Plastics Process Technology business, SGL CARBON Technic LLC (U.S.A.) was established in the U.S. for the purpose of acquiring graphite process technology operations in that country.

In Poland, at fiscal year-end 2004, SGL ANGRAPH Sp.z. o.o was merged with SGL CARBON POLSKA S.A.; in Italy, SGL CARBON Specialties S.p.A. was merged with SGL CARBON S.p.A.; and in the U.S., SGL Information-Services LLC was merged with SGL CARBON LLC, Radion

Back to Contents

Finanziaria S.p.A., Milan, Italy, and SGL CARBON Finance Ltd., Dublin, Ireland, were dissolved in 2004.

In 2005, SGL Information Services GmbH, Augsburg changed its financial year to March 31. The company is being liquidated. In November and December 2005, two holding companies were established in Spain and Germany. The Spanish holding SGL CARBON Holding S.L., La Coruña (Spain) acquired the legal entities of the SGL Group in Spain, Italy and South America. We also intensified our activities in India in 2005 with the creation of the subsidiary SGL CARBON INDIA Pvt. Ltd. in Pune.

In 2006, the SGL Group founded a company together with the Chinese company Sinyuan Industrial Material Co. Ltd., headquartered in Ningbo, to the south of Shanghai. The agreement comprises the manufacturing of “expanded graphite” for the Asian market. The name of the joint venture is Ningbo SSG Co., Ltd. and it is owned 60 % by the SGL Group and 40 % by Sinyuan. In 2006, a holding company in Germany was merged with SGL Beteiligung GmbH.

Scope of consolidation

The Consolidated Financial Statements include all subsidiaries. Subsidiaries are defined as entities that are controlled by the SGL Group. Control is presumed to exist when the SGL Group owns, either directly or indirectly, more than half of the voting power of an entity, unless it can be clearly demonstrated that such ownership does not constitute control.

As of December 31, 2006, in addition to SGL Carbon AG, a total of five German (2005: six) and 41 (2005: 41) foreign subsidiaries were included in consolidation. Compared to 2005, two foreign companies were consolidated for the first time, two foreign companies were merged and one German subsidiary was merged. The two subsidiaries consolidated for the first time are newly established companies. As in the previous year, three joint ventures were accounted for At-Equity.

As of December 31, 2004 a total of five German and 39 foreign subsidiaries were included in consolidation. The Discontinued operations in 2004 concerned two German and ten foreign companies.

In SGL’s Consolidated Financial Statements included in the annual report for the period ended December 31, 2005 the 2004 comparative figures were retrospectively restated with regards to the following:

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

Change in Scope of consolidation

Until December 31, 2004, 18 subsidiaries and two joint ventures were excluded from consolidation and accounted for at cost, since these were deemed to be not material as whole. In the Consolidated Financial Statements as of December 31, 2005, these subsidiaries have been included in consolidation and the joint ventures have been accounted for using the equity method. In this context, the opening balances of assets, liabilities and equity as of January 1, 2004, as well as the consolidated balance sheet as of December 31, 2004 and the consolidated income statement and cash flow statement for the year then ended, have been restated retrospectively.

Back to Contents

The retrospective restatement had the following effects on the consolidated income statement and earnings per share for the year then ended:

€m	2004

Sales revenues	17.8
Cost of sales	-14.1
Gross profit	3.7
R&D, Selling, administrative and other operating expenses	-4.7
Operating Profit	-1.0
Net Financing cost	-1.4
Loss before taxes	-2.4
Income tax expense	-0.4
Loss from continuing operations	-2.8
Profit from discontinued operations	3.7

Net profit for the year	0.9

Thereof relating to minority interests	0.1
Earnings per share in EUR (basic)	0.02
Earnings per share in EUR (diluted)	0.02

The retrospective restatement to equity including the minority interests at January 1, 2004 amounted to €–8.8 million. The first time consolidation of these companies has increased net income for fiscal 2005 by €0.6 million and had an impact to earnings per share of €0.01.

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

Through the application of IFRS 2 in 2004, net income under IFRS decreased by €5.5 million and earnings per share (diluted and undiluted) were reduced by €0.11.

Notes to the Consolidated Income Statement and the Consolidated Balance Sheet

A breakdown of sales revenue by Segment is presented in Note 28.

3.	Selling, general and administrative expenses

Selling expenses increased by €5.5 million, primarily due to the increased sales operations. In the reporting year, general and administrative expenses increased by €3.3 million as compared to prior year. This increase was primarily due to the higher expense arising from valuation of our Stock Appreciation Rights and the expenses in connection with the first-time review of the internal control system over financial reporting (section 404 of the Sarbanes-Oxley Act).

Selling expenses increased by €7.7 million in 2005 compared to 2004, primarily due to the increased sales operations. Also General and administrative expenses in 2005 increased by €4.5 million over 2004 primarily as a result of higher expenses related to the variable management incentive plans and the expenses incurred for the implementation of the requirements of the Sarbanes-Oxley Act.

4.	Other operating income and expenses

Other operating income totaled €15.2 million (2005: €15.8 million; 2004: €9.1 million) and consisted mainly of income from insurance compensation of €3.6 million (2005: €0.1 million; 2004: €0.1 million ), non recurring income from the release of provisions of €2.4 million (2005: €1.7 million; 2004: €2.1 million), income from the disposal of non-current assets totaling €1.6 million (2005: €10.0 million; 2004: €0.9 million), and special income from changes in bad debt allowances totaling €1.4 million (2005: €1.3 million; 2004: €1.0 million).

Back to Contents

Other operating expenses totaled €20.0 million (2005: €32.2 million; 2004: €30.9 million) and consisted mainly of restructuring expenses of €4.2 million (2005: €20.8 million; 2004: €19.7 million), currency losses of €4.1 million (2005: €2.0 million; 2004: €4.6 million), additions to provisions amounting to €1.4 million (2005: €2.9 million; 2004: €1.3 million), and losses from the disposal of non-current assets of €1.2 million (2005: €0.3 million; 2004: €0.3 million).

Restructuring expenses are included in other operating expenses. Measures related to the continuing restructuring programs (initiated in prior years) and other measures to improve efficiency and optimize costs resulted in a total expense of €4.2 million during 2006. Included in this amount was the gradual relocation of our carbon electrode production from Italy to Poland, which contained the write-down of the residual book values of €2.5 million. An additional focus of these measures during 2006 was the conclusion of further partial retirement agreements and direct leave payments in Germany.

Restructuring expenses in 2005 amounted to €20.8 million, consisting mainly of personnel measures and the write-down of residual book values in Italy. Expenses relating to antitrust proceedings are reported separately to ensure a better comparison of results for different reporting periods.

Restructuring expenses in 2004 amounted to €19.7 million, consisting mainly of personnel redundancies and the write-down of residual book values in Poland, Italy and Germany. In addition, a small plant in the UK was closed and non-cash write-downs were made in the USA.

5.	Expenses in connection with the EU antitrust proceedings

On June 29, 2006, the European Court of Justice (ECJ) announced its verdict in the graphite electrode case. On the basis of this final verdict, the profit from operations was impacted by a one-time expense of €23.5 million and the net financing costs by a one-time expense of €12.8 million in the reporting year. Following a careful examination of the decisions made by the ECJ in 2006, we have increased our provisions for the pending special graphite and electrical and mechanical contacts proceedings by an amount of €8.6 million. Thus, following the antitrust proceedings concluded in North America in 2005, all amounts claimed under the European proceedings have been fully expensed up to and including 2006.

6.	Net financing costs

€m	2006	2005	2004

Income from companies accounted for At-Equity	1.2	0.8	-0.8

Interest on other securities, other interest and similar income	5.3	5.5	4.9
Interest on borrowings and other interest expense	-31.1	-38.5	-35.1
Interest expense relating to ECJ decision	-12.8	0.0	0.0
Interest expense relating to European Commission	-1.3	-2.9	-3.2
Imputed interest on liabilities from North American antitrust proceedings	0.0	-2.8	-3.9
Interest component of additions to pension provisions	-13.1	-13.5	-13.3

Interest expense, net	-53.0	-52.2	-50.6

Amortization of financing costs	-3.4	-5.3	-3.8
Foreign currency translation and foreign currency hedging costs for North American antitrust liabilities	0.0	-0.9	-2.7
Expenses for guarantees to the European Commission	-0.6	-2.6	-3.2
Other financial expenses	-5.7	-5.4	-0.4

Other net financing costs	-9.7	-14.2	-10.5

	-61.5	-65.6	-61.9

Back to Contents

Details on income from companies accounted for under the equity method are provided in note 13.

At year-end 2006, 2005 and 2004 the interest potentially payable in connection with the European antitrust fines was accrued. Because of the decision of the European Court of Justice (ECJ), there was an additional, one-time interest expense of €12.8 million in the reporting period. Other financing costs are attributable to foreign exchange gains and losses on financial transactions and particularly the mark-to-market valuation of our derivative instruments for interest rate and currency hedging. The costs incurred for the refinancing of the syndicated loan and the subordinated notes in 2004 were accrued and are amortized over the expected term of the loans. In 2005, the refinancing of the USD facility resulted in a one-time, non-cash expense of €1.2 million

7.	Other information

Additional information on the nature of expenses are given below.

Cost of materials

€m	2006	2005	2004

Cost of raw materials and consumables used and of goods purchased and held for sale	192.4	242.0	192.8
Cost of purchased services	102.2	89.6	79.1

	294.6	331.6	271.9

The cost of materials is included in the cost of sales line item of the income statement.

Personnel expenses

€m	2006	2005	2004

Wages and salaries (incl. Bonus)	255.4	251.9	209.9
Social security contributions, retirement and other benefits costs	64.4	57.6	79.6
(thereof for pensions: 2006 €24.0 million; 2005 €19.7 million; 2004:€ 20.2 million)

	319.8	309.5	289.5

Depreciation/amortization

Depreciation of property, plant and equipment and amortization of intangible assets in the 2006, 2005 and 2004 financial years totaled €53.4 million, €65.1 million and €67.6 million respectively. Because of the restructuring resolution for a location in Italy, the residual book values of property, plant and equipment were largely written down in 2005.

Personnel expenses, depreciation and amortization are included in all functional costs, such as the cost of sales, selling expenses, research costs and administration costs.

Other information

During 2006, expenses related to shipping and handling totaled €28.7million (2005: €25.4 million) and for advertising totaled €1.9 million (2005: €2.1 million). Audit fees for the Group auditor for the 2006 annual financial statements were €2.0 million (2005: €1.6 million; 2004: €1.5 million), other audit-related fees amounted to €0.1 million (2005: €0.2 million; 2004: €0.1 million) and fees for tax consulting services €0.1 million (2005: €0.1 million; 2004: €0.1 million). Expenses for rental and operating lease agreements amounted to €13.0 million in the financial year. Overall, all exchange differences recognized in the income statement amounted to €–0.9 million (2005: €–1.9 million), including the amounts shown in net financing costs.

Back to Contents

Due to the listing on U.S. stock exchanges, the SGL Group must comply with the requirements of Section 404 of the Sarbanes-Oxley Act for its 2006 annual financial statements. Accordingly all processes and the relevant controls relating to preparing the Consolidated Financial Statements must be documented and evaluated. This internal control system must then be audited by the Group auditor. The additional costs for this audit and evaluation services for 2006 amounted to €1.6 million. In addition €1.6 million incurred for external consulting services.

Other taxes, which are part of the functional cost areas, amounted to €7.2 million in 2006 and €7.1 million in 2005.

In the context of its research activities, the SGL Group received non-refundable government grants of €0.9 million in 2006.

Number of employees

The number of employees within the Group was 5,249 (2005: 5,263; 2004: 5,109) at the balance sheet date. The breakdown by functions for the average over the year was as follows:

	2006	2005	2004

Production and auxiliary plants	3,834	3,849	3,910
Sales and marketing	451	420	432
Research	216	169	164
Administration, other functions	766	819	893

	5,267	5,257	5,399

The change in the number of employees resulted from additional restructuring measures implemented during the financial year, particularly in the CG and S Business Areas, as well as from a slight increase in the number of employees in the SGL T Business Area.

8.	Income taxes

German corporations are subject to a uniform 25 % corporate income tax on both distributed and retained earnings. Furthermore, a solidarity surcharge calculated as 5.5 % of the corporation tax rate is added to the corporation tax rate, resulting in an overall corporation income tax rate of 26.4 % for 2006, 2005 and 2004. German corporations are also subject to a trade tax. The amount of the trade tax depends on the municipality in which a company maintains its operations. The trade tax generally amounts to between approximately 15 % and 20 % of taxable earnings, depending on the municipality’s tax assessment rate. Trade tax is deductible as an operating expense in the calculation of a company’s income that is subject to corporation tax. The overall German income tax rate thus amounts to 38.4%. Due to changes in German legislation, generally only 60 % of tax loss carry-forwards may be offset from current annual income. However, losses up to an amount of €1 million are always deductible for both corporation income tax as well as trade tax.

The income tax rate for our American companies is currently 39% (2005: 39%; 2004: 39%). Some of the income tax rates for other foreign group companies were significantly lower. In 2006 and 2005, these were 35 % in Spain, 34 % in France, 33 % in Canada, 30 % in the UK, 25 % in Austria and 19 % in Poland. In 2004, these were 35 % in Spain, 33 % in France, 33 % in Canada, 30 % in the UK, 35 % in Austria and 20 % in Poland.

Back to Contents

The tax expense/income is composed as follows:

€m	2006	2005	2004

Current income tax expense
Current year	-23.6	-27.1	-17.4
Previous year	0.7	0.8	0.3
Deferred taxes
Change in deferred taxes	-12.6	7.2	15.5

	-35.5	-19.1	-1.6

The tax expense increased to €35.5 million in the reporting year (2005: €19.1 million; 2004: €1.6 million), which corresponds to a tax rate of around 46.4 % based on a profit before income taxes of €76.4 million. However, it should be noted that the EU antitrust expense affecting EBIT by €32.1 million represents a non-tax-deductible expense. Furthermore, the tax-deductible interest from the ECJ’s decision of €12.8 million did not affect the tax rate, as this is included in the overall evaluation of the expected utilization of the loss carry-forwards. Taking this into consideration this would result in a profit before tax (tax base) of €121.3 million. On this basis, the tax rate comparable to previous year would be 29.3 % for the reporting year (2005: 40.5%; 2004: -55.2%). This low tax rate is particularly due to the positive business development in the USA in 2006, which enabled us to use our tax loss carry-forwards, for the major portion of which valuation allowances were recognized in previous years. There were no major changes to the tax expense as a result of changes to national tax laws. In 2006, tax expenses of €–1.6 million were charged directly to equity. In 2005, €1.6 million were charged directly to equity for cash-flow hedges and for securities available for sale. The costs of €3.2 million capital increase performed in March 2006 were charged against cash inflows in IFRS reporting. From a tax perspective, these costs represent deductible expenses in the reporting year.

In 2006, total cash tax payments amounted to €25.9 million (2005: €22.6 million; 2004: €14.2 million).

The foreign income tax expense, which declined by €3.5 million, is mainly due to the use of tax loss carry-forwards at subsidiaries in the USA. There were also positive effects from the measures implemented in recent years to optimize debt/equity structures at subsidiaries in Europe.

The change in deferred taxes resulted in an expense of €12.6 million (2005: income of €7.2 million; 2004: income of €15.5 million) in the reporting year. In addition to changes of other deferred tax assets and liabilities, this item also contains the changes of the deferred taxes on loss carry-forwards. While we reversed valuation allowances in relation to deferred taxes in the USA as a result of the positive business performance, we increased the valuation allowance in Germany.

The effective tax expense deviates from the theoretical tax expense calculated using a base of 38.4 % as follows:

€m	2006	2005	2004

Profit before tax	76.4	47.2	-2.9
Expected tax expenses at 38.4%	-29.3	-18.1	1.1
Change in expected tax income due to:
– Non-deductible expenses from EU antitrust proceedings	-12.3	0.0	0.0
– Non-deductible expenses and tax-exempt income	-4.2	-6.4	-6.4
– Taxation differences at foreign companies	8.6	6.3	0.6
– Deferred taxes from discontinued operations	0.0	0.0	16.2
– Tax expenses/income in previous years	0.7	0.8	0.0
– Change of deferred taxes on loss carry-forwards	1.9	-2.5	-11.8
– Other	-0.9	0.8	-1.3

Effective tax expense	-35.5	-19.1	-1.6

Back to Contents

The effect of the non-deductible expenses arising from the EU antitrust proceeding has been disclosed separately. The total expense for 2006 of €32.1 million results in a tax expense of €12.3 million. The non-deductible expenses and tax-exempt income primarily relate to the addition of 5 % of the foreign dividend income received in Germany, half of interest on long-term debt which are not deductible for German trade tax purposes and other non-deductible operating expenses. Since the taxation of income varies from country to country, differences in taxation are shown separately in the reconciliation above. In comparison with the theoretical tax rate of 38.4% in Germany, the tax burden outside Germany is lower. This results in a positive tax difference of €8.6 million.

9.	Earnings per share (EPS)

Basic earnings per share are calculated by dividing the net profit for the year attributable to SGL Carbon AG shareholders (2006: €40.7 million; 2005: €28.2 million; 2004: €-86.4 million) by the weighted-average number of shares outstanding for the financial year (2006: 61,549,122 shares; 2005: 56,390,621 shares; 2004: 52,152,691 shares). The weighted-average number of shares outstanding is calculated based on the number of shares outstanding as of January 1 as well as the shares issued in the financial year due to capital increases (see note 20).

Stock options and for financial year 2005 and 2004 the convertible bond were outstanding equity instruments for a potential dilution (see notes 23 and 31). After adjustment for interest costs of the convertible bond, the Group’s after-tax earnings in 2005 would have increased by €1.4 million to €29.6 million. The weighted average number of shares in 2005 changed by 560,750 shares regarding the convertible bond (weighted 373,321 shares). Accordingly, there was no significant dilution effect on earnings per share arising from the convertible bond in 2005. Because of the loss in 2004 no dilution effect had to be calculated and diluted earnings per share in 2004 were identical to the basic earnings per share.

Following an exercise of share options under the Stock Option Plan, 386,500 (2005: 106,500) shares (weighted 360,322 shares; 2005: 86,075) are to be included for dilution. This does not affect the consolidated earnings. In total, 61,909,444 (2005: 56,476,696) shares are to be used to determine the diluted earnings per share for 2006. Because of the low number of dilutive shares, earnings per share (diluted) in 2006 and 2005 are unchanged to the undiluted earnings per share.

For the approved capital increase for the issue of new shares to employees in January 2007, see note 20.

Back to Contents

10.	Intangible assets

€m	Industrial rights, software and similar rights	Capitalized development costs	Goodwill	Total

Historical cost:
Balance at Jan. 1, 2006	41.8	0.7	66.8	109.3
Change in basis of consolidation	0.0	0.0	0.0	0.0
Currency translation	0.4	0.0	-2.9	-2.5
Additions	2.1	1.7	0.0	3.8
Disposals	-0.5	0.0	0.0	-0.5

Balance at Dec. 31, 2006	43.8	2.4	63.9	110.1

Cumulative amortization:
Balance at Jan. 1, 2006	22.7	0.0	0.0	22.7
Change in basis of consolidation	0.0	0.0	0.0	0.0
Currency translation	0.3	0.0	0.0	0.3
Additions	3.8	0.0	0.0	3.8
Disposals	-0.5	0.0	0.0	-0.5
Balance at Dec. 31, 2006	26.3	0.0	0.0	26.3

Carrying amount at Dec. 31, 2006	17.5	2.4	63.9	83.8

Historical cost:
Balance at Jan. 1, 2005	38.1	2.9	61.6	102.6
Change in basis of consolidation	0.0	0.0	0.0	0.0
Currency translation	0.9	0.0	5.2	6.1
Additions	3.2	2.1	0.0	5.3
Disposals	-0.4	-4.3	0.0	-4.7

Balance at Dec. 31, 2005	41.8	0.7	66.8	109.3

Cumulative amortization:
Balance at Jan. 1, 2005	17.8	0.0	0.0	17.8
Change in basis of consolidation	0.0	0.0	0.0	0.0
Currency translation	0.9	0.0	0.0	0.9
Additions	4.4	0.0	0.0	4.4
Disposals	-0.4	0.0	0.0	-0.4

Balance at Dec. 31, 2005	22.7	0.0	0.0	22.7

Carrying amount at Dec. 31, 2005	19.1	0.7	66.8	86.6

Back to Contents

In order to improve the presentation, we separated capitalized development costs, excluding the SGL-ONE software development costs, into a separate group. Industrial rights, software and similar rights are comprised mainly of purchased and internally developed IT software. Additions during the past financial year in capitalized development costs relate to the development of composite technology (€1.7million) and in Industrial rights, software and similar rights relate to the integration of further companies into the group-wide unified SAP system (SGL-ONE). In 2006, €0.8 million was capitalized in the context of the SGL-ONE project (2005: €0.8 million). A total of €2.5 million was capitalized from internal development in 2006 (2005: €2.9 million). The estimated useful life of the capitalized SGL-ONE project costs (residual book value: €14.1 million; 2005: €15.6 million) was extended from 7 to 10 years (up to April 2014) in 2006, resulting in a lower amortization of €0.8 million and thus having a positive effect on current year earnings. In accordance with IFRS 3, goodwill is no longer amortized on a systematic basis but is subject to an annual impairment test. Write-downs due to the impairment test were not required. The Goodwill is allocated to the Business Areas CG (€11.3 million; 2005: €11.3 million), S (€20.2 million; 2005: €21.7 million) and SGL T (€32.4 million; 2005: €33.8 million).

Back to Contents

11.	Property, plant and equipment

€m	Land, land rights and buildings	Technical equipment and machinery	Other equipment, operating and office equipment	Advance payments and assets under construction		Total

Historical cost:
Balance at Jan. 1, 2006	321.7	1,012.7	98.6	19.5		1,452.5
Change in basis of consolidation	0.0	0.0	0.0	2.6		2.6
Currency translation	-5.7	-27.0	0.7	-0.5		-32.5
Reclassifications	0.0	0.0	0.0	0.0		0.0
Additions	5.6	38.6	2.2	15.0	*)	61.4
Disposals	-6.5	-19.2	-17.3	0.0		-43.0

Balance at Dec. 31, 2006	315.1	1,005.1	84.2	36.6		1,441.0

Cumulative amortization:
Balance at Jan. 1, 2006	199.0	818.0	89.3	0.2		1,106.5
Change in basis of consolidation	0.0	0.0	0.0	0.0		0.0
Currency translation	-3.4	-20.7	-0.3	-0.1		-24.5
Reclassifications	0.0	0.0	0.0	0.0		0.0
Additions	6.0	40.9	2.7	0.0		49.6
Disposals	-3.7	-18.6	-17.2	0.0		-39.5

Balance at Dec. 31, 2006	197.9	819.6	74.5	0.1		1,092.1

Carrying amount at Dec. 31, 2005	117.2	185.5	9.7	36.5		348.9

Historical cost:
Balance at Jan. 1, 2005	312.9	964.2	99.1	19.0		1,395.2
Change in basis of consolidation	0.0	0.0	0.0	0.0		0.0
Currency translation	11.6	38.7	1.2	1.2		52.7
Reclassifications	0.0	0.0	0.0	0.0		0.0
Additions	6.2	30.7	3.2	-0.7		39.4
Disposals	-9.0	-20.9	-4.9	0.0		-34.8

Balance at Dec. 31, 2005	321.7	1,012.7	98.6	19.5		1,452.5

Cumulative amortization:
Balance at Jan. 1, 2005	188.1	765.0	88.8	0.2		1,042.1
Change in basis of consolidation	0.0	0.0	0.0	0.0		0.0
Currency translation	5.5	27.2	1.0	0.0		33.7
Reclassifications	0.8	-0.8	0.0	0.0		0.0
Additions	8.9	47.5	4.3	0.0		60.7
Disposals	-4.3	-20.9	-4.8	0.0		-30.0

Balance at Dec. 31, 2005	199.0	818.0	89.3	0.2		1,106.5

Carrying amount at Dec. 31, 2005	122.7	194.7	9.3	19.3		346.0

*)	Balance of additions totaling € 41.5 million and transfers to operational equipment of € 26.5 million

Back to Contents

Compared to prior year, capital expenditures in property, plant and equipment increased from €39.4 million by €22.0 million to €61.4 million. In particular, additions included additional investments for the relocation of carbon electrode production from Ascoli, Italy, to Nowy Sacz, Poland, and the transfer of the processing center for graphite specialties and furnace linings from Meitingen, Germany, to Racibórz, Poland. The reduced depreciation in 2006 primarily results from restructuring of a location in Italy, where property, plant and equipment were written down by €2.5 million in 2006 (2005: €8.1 million). Otherwise, there were no unplanned write-downs in 2006, apart from a fire, where an insurance compensation equal to the new value of €3.6 million was received. Capitalized leasing expense, which is attributable to land and buildings as well as technical equipment and machinery, totaled €0.9 million at December 31, 2006 (2005: €1.1 million).

Back to Contents

12.	Non-current financial assets

€m	Investments in companies accounted for At-Equity	Non-current financial investments	Other non- current financial assets	Total

Historical cost:
Balance at Jan. 1, 2006	7.7	2.4	12.1	22.2
Change in basis of consolidation	0.0	0.0	0.0	0.0
Currency translation	-0.7	-0.1	-0.9	-1.7
Reclassifications	0.0	0.0	0.0	0.0
Additions	1.0	0.0	1.7	2.7
Disposals	0.0	-0.9	0.0	-0.9

Balance at Dec. 31, 2006	8.0	1.4	12.9	22.3

Cumulative amortization:
Balance at Jan. 1, 2006	0.0	0.0	0.1	0.1
Change in basis of consolidation	0.0	0.0	0.0	0.0
Currency translation	0.0	0.0	0.0	0.0
Additions	0.0	0.0	0.0	0.0
Disposals	0.0	0.0	0.0	0.0

Balance at Dec. 31, 2006	0.0	0.0	0.1	0.1

Carrying amount at Dec. 31, 2006	8.0	1.4	12.8	22.2

Historical cost:
Balance at Jan. 1, 2005	4.4	2.4	9.8	16.6
Change in basis of consolidation	0.0	0.0	0.0	0.0
Currency translation	0.6	0.0	0.7	1.3
Reclassifications	0.0	0.0	0.0	0.0
Additions	3.0	0.0	1.7	4.7
Disposals	-0.3	0.0	-0.1	-0.4

Balance at Dec. 31, 2005	7.7	2.4	12.1	22.2

Cumulative amortization:
Balance at Jan. 1, 2005	0.0	0.0	0.4	0.4
Change in basis of consolidation	0.0	0.0	0.0	0.0
Currency translation	0.0	0.0	-0.1	-0.1
Additions	0.0	0.0	0.0	0.0
Disposals	0.0	0.0	-0.2	-0.2

Balance at Dec. 31, 2005	0.0	0.0	0.1	0.1

Carrying amount at Dec. 31, 2005	7.7	2.4	12.0	22.1

The increase in the investments accounted for At-Equity is attributable to the proportional profit shares of the three companies in the USA, China and the Russian Federation (for details see note 13). Non-current financial investments include securities that are classified as available-for-sale. Other long-term assets comprise primarily the capitalized value of insurance policies, which do not qualify as plan assets. This concerns insurance policies from supplementary benefits for employees

Back to Contents

from compensation amounting to €4.4 million (2005: €4.1 million). The assets arising from U.S. pension plans cannot be set off against pension obligations from other U.S. or German plans and are therefore presented in the other long-term assets with a value of €7.6 million (previous year: €7.2 million). The comparative figures from the previous year were adjusted.

13.	Investments accounted for At-Equity

Investments accounted for At-Equity are CARBON FIBER TECHNOLOGY LLC (CFT) in the USA, DONCARB GRAPHITE OOO (Doncarb) in the Russian Federation and SGL TOKAI CARBON Ltd. (STS) in China. The balance sheet date for all three companies is December 31, 2006. The key figures for these companies are as follows:

SGL share	CFT 50.0% €m	STS 51.0% €m	Doncarb 50.0% €m

Sales revenue*)	10.8	14.9	2.6
Expenses*)	10.2	13.6	2.0
Profit for period*)	0.6	1.3	0.6
Current assets*)	4.1	15.0	1.4
Non-current assets*)	5.1	4.6	0.2
Assets*)	9.2	19.6	1.6
Current liabilities*)	1.1	13.3	0.7
Non-current liabilities*)	0.0	0.0	0.0
Liabilities*)	1.1	13.3	0.7

*)	100% values of companies

There were no contingent liabilities regarding investments accounted for At-Equity.

14.	Inventories

€m	Dec. 31, 2006	Dec. 31, 2005

Raw materials and supplies	99.4	85.2
Work in progress	160.6	138.5
Finished goods and goods purchased and held for sale	56.6	56.9

	316.6	280.6

Total inventories carried at net realizable value amount to €9.5 million (2005: €3.8 million). Write-downs on the net realizable value in 2006 totaled €0.6 million (2005: €1.1 million). In addition, there were write-downs for obsolescence of €5.0 million (2005: €6.4 million) and other write-downs amounting to €4.0 million (2005: €3.5 million). Write-ups or reversal of write-downs were only recognized to a minor extent.

15.	Trade receivables

€m	Dec. 31, 2006	Dec. 31, 2005

Customers thereof with more than one year of maturity (2006: €0.2 million; 2005: €0.1 million)	221.6	192.3
Companies accounted for At-Equity	3.4	3.0

	225.0	195.3

Back to Contents

Trade receivables are shown after deduction of write-downs for doubtful receivables amounting to €5.5 million as of December 31, 2006 and €3.7 million as of December 31, 2005. The accounting for construction contracts using the “cost-to-cost” method in accordance with IAS 11 resulted in total sales revenue of €4.5 million. Together with the costs incurred of €3.3 million, profits of €1.2 million were recognized for these contracts. Customer advance payments were received for these contracts €6.9 million in total and were offset against the respective receivable, thus resulting in receivables and liabilities of €0.4 million and €2.8 million, respectively.

16.	Other receivables and other current assets

€m	Dec. 31, 2006	Dec. 31, 2005

Other receivables from companies accounted for At-Equity	0.7	0.7
Other current assets thereof with more than one year of maturity (2006: €0.0 million; 2005: €0.0 million)	39.4	33.0

	40.1	33.7

Other current assets are primarily attributable to tax refunds of €12.5 million (2005: €9.9 million), positive fair values of financial derivatives totaling €6.4 million (2005: €4.3 million), prepaid expenses for rent or insurance premiums of €4.0 million (2005: €4.1 million), reimbursement claims under insurance policies, short-term loans receivable, purchase price receivables for sold non-current assets and other miscellaneous receivables.

17.	Cash and cash equivalents

€m	Dec. 31, 2006	Dec. 31, 2005

Cash and bank balances	103.0	93.4

	103.0	93.4

The increase in cash and cash equivalents over the previous year results primarily from the increase at SGL Carbon AG from the positive free cash flow within the SGL Group. Cash and cash equivalents consist of 78 % in euros (2005: 81%), 16 % in USD (2005: 15%), 3 % in GBP (2005: 1%) and 3 % in other currencies (2005: 3%).

18.	Deferred tax assets

Deferred tax assets arising from tax loss carry-forwards are uniformly recognized in the IFRS Consolidated Financial Statements on the basis of a rolling projection of the estimated earnings to be taxed at the level of individual subsidiaries or on the level of tax groups. Uncertainties about certain planning assumptions and other underlying conditions are taken into account. Based on the restructuring measures taken, the significant reduction of the net debt and the improved economic market environment for our business segments, we assume that the capitalized deferred tax assets on loss carry-forwards can be utilized in the future.

Tax loss carry-forwards mainly exist in the U.S. amounting to approximately USD 120 million (previous year: USD 168 million) and in Germany amounting to approximately €243 million (previous year: €235 million) on corporate income tax loss carry-forwards and of around €192 million (previous year: €201 million) on trade tax loss carry-forwards. According to current German legislation, tax loss carry-forwards can be utilized for an unlimited period. Tax loss carry-forwards in the U.S. expire between 2020 and 2023. Our subsidiaries in the UK have additional tax loss carry-forwards of €33 million. For tax loss carry-forwards totaling €209 million no deferred tax assets have been recognized.

For the loss carry-forwards in the U.S. and Germany, we recognized deferred tax assets based on our estimation of their future utilization. Deferred tax assets were also recognized for timing income differences resulting from consolidation measures as well as for timing differences in consolidated subsidiaries resulting from recognized provisions for contingent losses that are not tax-deductible and for other valuation differences under IFRS. If the deduction of expenses for tax purposes is in doubt, a valuation allowance is charged against the calculated deferred tax assets in the same amount.

Back to Contents

Deferred tax assets and liabilities are derived from tax loss carry-forwards or differences between the tax balance sheet and the IFRS financial statements as follows:

€m	Deferred tax assets Dec. 31, 2006	Deferred tax liabilities Dec. 31, 2006	Deferred tax assets Dec. 31, 2005	Deferred tax liabilities Dec. 31, 2005

Non-current assets	15.9	14.2	16.5	14.4
Inventories	2.6	4.6	1.3	4.9
Receivables/other assets	0.8	11.3	0.1	9.5
Pension provisions	8.2	0.0	8.2	0.0
Other provisions	15.1	7.0	10.2	5.8
Liabilities	2.7	0.8	4.1	0.1
Other comprehensive income	0.3	0.0	0.8	0.0
From tax loss carryforwards	72.0	0.0	87.6	0.0

	117.6	37.9	128.8	34.7

Deferred tax liabilities result from different depreciation and amortization methods in the tax balance sheet and the IFRS financial statements, from capitalized finance leases, and from valuation differences in inventories between the tax balance sheet and IFRS financial statements. Deferred taxes mainly have a maturity of more than one year. Deferred taxes from cash flow hedges included in equity without effecting the income statement amounted to €–0.8 million in financial year 2006 (previous year: €0.8 million). We reported a deferred tax liability of €1.2 million in Germany in respect of possible additional future dividend payments from our foreign subsidiaries. This deferred tax liability results from the 5 % non-deductibility of foreign dividend income in Germany. Further theoretically possible dividend payments – which are not scheduled in the foreseeable future – would lead to an additional deferred tax liability of €0.6 million in Germany.

19.	Assets/liabilities held for sale

In accordance with IFRS 5, assets held for sale shall be presented separately from other assets in the balance sheet. This item includes the carrying amount of land in Germany of €2.8 million (2005: €2.8 million) and the assets of a Belgian subsidiary of €0.8 million. The assets of the Belgian subsidiary, for which a sales contract has been signed, are measured at the expected sales proceeds, resulting in an expense in 2006 of €0.5 million in the Business Area CG. The liabilities held for sale include the liabilities of the Belgian subsidiary of €0.4 million.

20.	Equity

The Company’s share capital amounted to €161,002,951.68 as of December 31, 2006, and is composed of 62,891,778 no-par value ordinary bearer shares, each with a notional value of €2.56. The shares are made out to bearer. The shares are traded on various markets in Germany (including Frankfurt) and in the U.S. in New York (NYSE).

An increase in the share capital of the Company requires a resolution by the Annual General Meeting adopted by a simple majority. Moreover, the Annual General Meeting may authorize the Board of Management to increase the share capital of the Company with the consent of the Supervisory Board within a period of five years by issuing shares in a certain aggregate amount (authorized capital). Finally, shareholders may approve the creation of contingent capital, but only to issue conversion or subscription rights to holders of convertible bonds, to prepare a merger with another company or to issue stock options to employees and members of the management of the Company or of an affiliated company by way of a consent and authorization resolution. Each of these shareholders’ resolutions pertaining to the creation of authorized or contingent capital require a majority of three quarters of the share capital represented at the Annual General Meeting when the resolution is passed. The nominal amount of the authorized capital created by the shareholders may

Back to Contents

not exceed one half of the share capital existing at the time of registration of the authorized capital in the commercial register. The total nominal amount of the contingent capital created by the shareholders, the issuance of which was authorized by the shareholders, may not exceed one half of the share capital existing at the time of the adoption of the resolution relating to the contingent capital increase. The total nominal amount of the contingent capital for the issuance of stock options to employees and members of the management of the Company or of an affiliated company may not exceed 10 % of the share capital existing at the time of the adoption of the resolution relating to the contingent capital increase.

Annual General Meeting

Following the capital increase of January/February 2004, which took place within the framework of the Company’s refinancing, the Company’s overall capital structure was adjusted to reflect its new authorized capital at the Annual General Meeting on April 30, 2004. The existing Authorized Capital I and Ia as well as the Conditional Capital in accordance with article 3 (10) of the Articles of Incorporation were cancelled and replaced by the new Authorized Capital I and by new Conditional Capital for use in issuing convertible bonds and bonds with warrants. Additional contingent capital was also created for use under the SAR Plan. In addition to authorizing the repurchase of its own shares, the Annual General Meeting on April 28, 2006 resolved to cancel the contingent capital in Article 3 (8) of the Articles of Incorporation (former) and to create an Authorized Capital II for the purpose of issuing shares to employees in accordance with Article 3 (8) of the Articles of Incorporation (new); the pre-emptive right of the shareholders is suspended for the purpose of issuing shares to employees.

Authorized capital

Following the partial utilization of the authority to increase the share capital to issue new shares to employees of the company or Group companies, the Board of Management is authorized, with the consent of the Supervisory Board, to increase the Company’s share capital by a total of up to €54,161,041.92 (Authorized Capital I) by issuing up to 21,156,477 new shares against cash and/or non-cash contributions on one or several occasions until April 29, 2009. The shareholders are to be granted pre-emptive rights. The Board of Management is authorized, with the consent of the Supervisory Board, to exclude fractional amounts from the shareholders’ pre-emptive rights. Furthermore, the Board of Management can suspend pre-emptive rights with the consent of the Supervisory Board.

(I)	to the extent necessary to enable the holders of warrants or convertible bonds that have been issued by SGL Carbon AG or by a wholly-owned direct or indirect subsidiary to be granted subscription rights for new shares as if they had exercised the warrants or conversion rights or fulfilled their conversion obligations;

(II)	to issue new shares to holders of convertible bonds which were granted by SGL Carbon AG or its wholly-owned direct or indirect subsidiaries in Germany and abroad against non-cash contributions in accordance with the authorization by the Annual General Meeting on April 30, 2004, if the holders have exercised their conversion right or fulfilled their conversion obligation;

(III)	if the new shares are issued to employees of SGL Carbon AG or companies affiliated with SGL Carbon AG within the meaning of sections 15 et seq. of the AktG. However, for this purpose the share capital can only be increased by a total of no more than €917,928.96 by issuing a total of up to 358,566 new no-par value shares on one or several occasions;

(IV)	if the new shares are issued to employees of SGL Carbon AG or companies affiliated with SGL Carbon AG within the meaning of sections 15 seq. of the AktG participating in the share plan (Matching Shares Plan) of SGL Carbon AG. However, for this purpose the share capital can only be increased by a total of no more than €803,776.00 by issuing a total of up to 313,975 new no-par value shares on one or several occasions;

(V)	if the new shares are issued as part of a capital increase against non-cash contributions for the acquisition of companies, parts of companies or equity interests in companies; and

Back to Contents

(VI)	for a total of no more than €0.00 if the new shares are issued as part of a capital increase against cash contributions at an issuing price that does not fall significantly below the market price. The Board of Management is also authorized, with the consent of the Supervisory Board, to increase the Company’s share capital by a total of up to €4,685,921.28 by issuing up to 1,830,438 new shares against cash and/or non-cash contributions on one or several occasions until April 27, 2011. The pre-emptive right of shareholders is suspended. The new shares can only be issued for transfer to employees of SGL Carbon AG or companies affiliated with SGL Carbon AG within the meaning of sections 15 et seq. of the AktG. The Board of Management is authorized, with the consent of the Supervisory Board, to stipulate the further content of share rights and issue conditions (Authorized Capital II).

Conditional capital

Based on a resolution of the Annual General Meeting on April 30, 2004, the share capital of the Company was contingently increased by a further amount of up to €4,096,000.00 against non-cash contributions. The sole purpose of the contingent capital increase is to issue up to 1,600,000 no-par value bearer shares carrying dividend rights from the beginning of the financial year in which they are issued to cover options for shares of SGL Carbon AG granted as stock appreciation rights (SARs) in the period through December 31, 2009 to members of the Board of Management and senior managers of SGL Carbon AG and members of the management and senior managers of affiliated companies (‘Konzernunternehmen’) within the meaning of sections 15 seq. of the German Stock Corporation Act (= AktG) on the basis of the authorization granted by the Annual General Meeting on April 30, 2004. The contributions to the shares to be subscribed take the form of the contribution of the remuneration entitlements granted to beneficiaries under the SARs issued pursuant to the authorization granted by SGL Carbon AG’s Annual General Meeting on April 30, 2004. The contingent capital increase will be implemented only to the extent that the SARs were granted pursuant to the authorization resolved by the Annual General Meeting on April 30, 2004, the beneficiaries exercised their options and contributed their remuneration entitlements to the Company, and the Company does not satisfy the beneficiaries’ options by issuing treasury shares or by a cash payment. The new shares are issued at a price of not less than €2.56 per share.

Based on a resolution of the Annual General Meeting on April 27, 2000, the share capital of the Company was contingently increased by an additional nominal amount of up to €4,096,000.00. Following the partial exercise of subscription rights, the share capital of the Company has been contingently increased by up to €3,767,040.00. The contingent capital increase will be implemented only by issuing up to 1,471,500 new shares carrying dividend rights from the beginning of the financial year in which they were issued and will only be implemented insofar as the holders of options issued within the scope of the Stock Option Plan of the Company based on the authorization of April 27, 2000, exercise their rights to purchase shares.

Due to the contingent increase in the Company’s share capital by up to €3,767,040.00 (Article 3 (9) of the Articles of Incorporation), a total of 167,000 pre-emptive rights to 167,000 no-par value bearer shares representing a total nominal amount of €427,520.00 were issued in the financial year, which ended on December 31, 2006. The issue of these new shares increased the company’s share capital by €427,520.00

Based on a resolution of the Annual General Meeting on April 30, 2004, the share capital was contingently increased by up to €38,400,000.00 through the issue of up to 15,000,000 new no-par value shares. The contingent capital increase will be used to grant rights to the holders of bonds with warrants and/or convertible bonds issued by SGL Carbon AG or its wholly-owned direct or indirect subsidiary through April 29, 2009, pursuant to the resolution of the Annual General Meeting on April 30, 2004. New shares will be issued at the conversion price or warrant exercise price to be established in each case. The contingent capital increase will be implemented only to the extent that holders of bonds with warrants exercise their warrants or that holders of convertible bonds exercise their conversion rights, or holders who are subject to a conversion obligation fulfill their conversion obligation, and to the extent that the Company does not issue treasury shares instead of new shares or does not satisfy the subscription rights through a cash payment. The new shares carry dividend

Back to Contents

rights from the beginning of the financial year in which they are issued as a result of the exercise of conversion rights or warrants or through the fulfillment of conversion obligations. The Board of Management is authorized, with the consent of the Supervisory Board, to determine the further details of the implementation of a contingent capital increase.

Authorization to acquire the Company’s own shares

By resolution of the Annual General Meeting on April 28, 2006, the Board of Management was authorized to acquire no-par value bearer shares of the Company until October 27, 2007, totaling up to 10 % of the share capital as of April 28, 2006. The purchase price of one no-par value share (excluding transaction costs) may not be more than 10 % above or below the average closing price of the Company’s share in the XETRA securities trading system (or a comparable successor system) on the last five trading days prior to the acquisition or undertaking to acquire the shares. If the shares are acquired via a public offering, the purchase price per share (excluding transaction costs) may not, as a matter of principle, be more than 15 % above or below the average closing price of the Company’s shares in the XETRA securities trading system (or a comparable successor system) on the fifth to the ninth trading day prior to the publication of the offering. The volume of the public offering can be limited. Where the shares tendered to the Company as the result of a public offering exceed the stipulated volume, the number of shares accepted must be proportional to the number of shares offered. Preferred acceptance of lesser numbers of shares (up to 100 shares per shareholder) can be stipulated. Public offerings must comply with the regulations of the Wertpapiererwerbs und Übernahmegesetz (German Securities Acquisition and Takeover Act), insofar as and to the extent that these are applicable.

In addition, the Board of Management was authorized to sell any treasury shares by means other than the stock market or an offering to all shareholders if the shares are sold at a cash price that is not significantly less than the market price of shares of the Company carrying the same rights at the time of the sale; this authorization is limited to a total of no more than 10 % of the Company’s share capital. Also to be included are instances of the alleviated exclusion of subscription rights in accordance with section 186 (3) sentence 4 of the AktG based on other authorizations existing at the time of this authorization. Furthermore, the Company was authorized to make available, on the expiry of the two-year lock-up period, any treasury shares to members of the Board of Management while suspending pre-emptive rights as part of the Matching Shares Plan resolved by the Annual General Meeting on April 27, 2000, under agenda item 8. In this case, the shares must be offered and transferred by the Supervisory Board. However, no more than 36,000 shares may be transferred for this purpose. The Board of Management was authorized to offer the own shares for sale while suspending pre-emptive rights to employees of the Company or a Group company. Moreover, the Board of Management was authorized to retire the own shares without an additional resolution by the Annual General Meeting. Each of these authorizations can be exercised either in full or in part. The Company may acquire its own shares for one or several of the reasons listed.

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

Capital increase

On March 16, 2006, the capital increase approved on January 30, 2006, by the Board of Management and with the consent of the Supervisory Board on February 13, 2006 of 550,000 shares was implemented. These shares were transferred to employees of the company in line with the conditions of the agreed bonus systems to fulfill bonus claims. In the 2006 financial year, 167,000 options were exercised under the Stock Option Plans.

Also, on March 16/17, 2006, the capital increase of 5,583,529 shares resolved by the Board of Management on March 16, 2006 and approved by the Supervisory Board on the same date was implemented. As part of an accelerated book building process, these shares were issued to institutional investors at a placement price of €15.00. Pre-emptive rights were suspended in accordance

Back to Contents

with article 3 (8) (vi). Of this amount, €2.56 per share relates to share capital, while the remaining amount was transferred to the capital reserves. In total, the number of shares rose from 56,591,249 as of December 31, 2005 by 6,300,529 to 62,891,778 as of December 31, 2006.

On January 25, 2007, the Board of Management approved a €1,479,160.32 increase in the share capital through the issue of 577,797 new shares by making partial use of authorized capital (Authorized Capital I and II). The new shares are designated for employees of the Company and the Matching Shares Plan 2005 and carry dividend rights for financial year 2006.

21.	Provisions for pensions and other employee benefits

€m	Dec. 31, 2006	Dec. 31, 2005

Pension provision for corporate commitments	145.2	141.4
Pension provision for severance and termination benefits	13.1	13.8
Other	9.3	10.8

	167.6	166.0

The employees of the SGL Group are covered by various pension plans, which provide for the retirement benefit to the employee and their surviving dependants. Some of the arrangements are tied to the employees’ level of remuneration, whereas others are oriented on fixed contributions linked to the employees’ ranking in terms of both salary classification and position within the corporation. Some arrangements also provide for future increases based on an inflation index.

The various pension arrangements for the employees of the SGL Group in Germany were standardized as of April 1, 2000. Retirement benefits for employees that arose prior to April 1, 2000, are not affected, and the financial obligations arising under these pension plans remain within the SGL Group, where they are covered by provisions. The basis of the amended pension plan is the legally independent pension fund for employees of the Hoechst Group, which is funded by employee and employer contributions (Pensionskasse der Mitarbeiter der Hoechst Gruppe).

In the case of defined contribution pension plans, the Company pays contributions to pension insurance providers on the basis of statutory or contractual provisions. The Company generally has no further obligations other than to pay the contributions. The Hoechst pension fund is a defined-benefit Multi-employer plan. There is insufficient information available about this pension plan in order to account for it as a defined benefit plan as the plan assets cannot be allocated to the participating companies. There cannot be an underfunding for this pension plan as the future company contributions are to be assessed in such a way that underfunding does not arise. If overfunding occurs, the contributions of the participating companies will be reduced accordingly. The contributions made by the SGL Group to the pension fund are currently 300% (2005: 200%) of the employee contributions. Current contribution payments for the defined contribution plans are recognized as operating expenses in the respective year.

The provisions for defined benefit plans are calculated using the projected unit credit method. Measurement is based on the legal, economic and tax circumstances in the country concerned. Most of the obligations from current pension benefits and projected pension benefits in the European companies are covered by the provisions carried on the balance sheet. The North American subsidiaries have country-specific pension plans, which are largely covered by pension funds.

In the U.S., pension benefits are traditionally processed via a pension fund, in which the plan assets are invested solely for the purpose of providing benefits to the plans’ participants and their beneficiaries, and defraying reasonable expenses of administering the plans. The plans’ objective is to provide a secure trust from which retirement benefits can be paid to participants and beneficiaries, as provided in the plans, with a view to maximizing returns on assets and minimizing the cost to the Company consistent with prudent investment management. To meet these requirements, the Company’s contributions to the trust will be invested with the objective of achieving a minimum annualized return to meet a defined annual target yield. The objectives shall be accomplished utilizing a strategy of investment in domestic and international equities as well as fixed interest bonds, in a

Back to Contents

mix that is conducive to participation in rising markets while allowing for protection in falling markets. The guidelines for the overall asset allocation will be 50 –75 % equities and 24 – 49 % bonds. On December 31, 2006, 71.6 % of the plan assets in the USA were invested in equities (2005: 70.8%), 25.7 % in bonds (2005: 28.5%) and 2.7 % in cash (2005: 0.7%). The expected rate of return of 8.5% is based on analyses performed by external financial experts and actuaries, which use the historical actual returns of long-term investments as well as the target portfolio of expected future long-term returns.

For certain subsidiaries of the SGL Group, the provisions also cover amounts for post employment medical care as well as severance payments. The future benefit obligations are calculated using actuarial methods based on estimates of the relevant parameters. The health care costs trend used in 2006 is 0.0% (2005: 0.0%). A 1% increase in this trend would not have a major effect on the current service cost/interest expense or on the present value of the obligation.

Actuarial gains and losses are recognized in accordance with the 10 % corridor approach. Personnel turnover is determined on a company-by-company basis. The actuarial measurements are based on country-specific mortality tables. Pension provisions amounting to around €12 million have a term of less than one year (2005: €12 million).

The following parameters are applied in Germany and the U.S., the countries with the most significant pension obligations:

	German Plans		US-Plans

	2006	2005	2006	2005

Discount Rate	4.8%	4.4%	6.00%	5.75%
Salary growth	2.75%	2.25%	3.0%	3.0%
Pension benefit increases	1.75%	1.75%	0.0%	0.0%
Expected long term rate of return on plan assets	—	—	8.5%	8.5%

Changes in the present value of defined benefit obligations and in plan assets for pension provisions for direct commitments are presented below:

Changes in present value of obligations

€m	2006	2005

Present value at Jan. 1	268.9	216.8
Current service cost	6.2	5.1
Interest cost	12.4	12.8
Actuarial gains/losses	-2.1	29.6
Benefits paid	-14.2	-11.5
Other changes	0.5	0.0
Exchange differences	-9.4	16.1

Present value of obligations at Dec. 31	262.3	268.9

Changes in plan assets
Plan assets at Jan. 1	63.9	47.4
Expected return on plan assets	4.6	4.9
Actuarial gain / loss	-0.6	0.0
Contributions paid	5.5	5.7
Benefits paid	-3.6	-4.0
Exchange differences	-6.6	9.9

Plan assets at Dec. 31 *)	63.2	63.9

Back to Contents

€m	2006	2005

Funding status
funding status	199.1	205.0
Unrecognized actuarial loss	-61.5	-70.8

Balance sheet amount	137.6	134.2

reported as non-current assets	7.6	7.2

Pension provision at Dec. 31	145.2	141.4

*)	€4.4 million (2005: €4.1 million) of direct insurance assets that do not qualify as plan assets are reported under non-current financial assets.

Present value of obligations which are unfunded amount to €176.6 million, while amounts which are funded make up €85.7 million. The actual return of the plan assets amounted to €4.0 million in 2006 (2005: €4.9 million). The reduction of the unrecognized actuarial losses from €70.8 million in 2005 to €61.5 million in 2006 is due to the change in the discount rate, particularly in Germany, and the positive performance of the plan assets in the US. At the end of 2006, the unrecognized actuarial losses in Germany amounted to €36.9 million (2005: €42.7 million) and in the USA to €21.8 million (2005: €24.5 million). The losses above the 10 % corridor are amortized over the average remaining service period of employees up to the beginning of retirement, which is 14.6 years in Germany. Due to the first time increase above the 10 % corridor in Germany, pension expenses for 2006 included an additional amortization expense of €1.9 million. For this reason in particular, the amortization of actuarial losses in the Group increased from €2.4 million in 2005 to €4.8 million in 2006 and also is the reason for the increased pension expenses in the Group.

To cover the pension obligations to members of the Board of Management the Company entered into reinsurance policies with two large insurance companies. As of December 31, 2006, the asset value included in the pension provisions amounted to €7.5 million (2005: €5.7 million). As there were other one-time payments for insurance policies of €1.7 million in financial 2006, pension payments in 2006 rose on a one-time basis as against 2005. Claims under these insurance policies were pledged to the respective Board of Management members.

Pension expenses are comprised as follows:

€m	2006	2005	2004

Current service costs	6.2	5.1	5.2
Interest cost	12.4	12.8	11.8
Expected return on plan assets	-4.6	-4.9	-3.4
Amortization of actuarial gains/losses	4.8	2.4	2.5

Pension expenses from defined benefit plans	18.8	15.4	16.1

Pension expenses from defined contribution plans	5.2	4.3	4.1

Pension expenses	24.0	19.7	20.2

Back to Contents

The expected employer contributions to the plan assets totaling €5.0 million in 2007. The anticipated future pension payments by the SGL Group to former employees or their beneficiaries at December 31, 2006 are as follows:

Pension payments to employees:

Year	€m

Payable in 2007	12.3
Payable in 2008	13.0
Payable in 2009	13.7
Payable in 2010	14.5
Payable in 2011	15.5

Development of experience adjustments:

	2006	2005

Present value of obligations	262.3	268.9
Plan assets	63.2	63.9
Funding status	199.1	205.0
Experience adjustments of plan liabilities*	2.4	-1.9
Experience adjustments of plan assets*	1.7	-2.9

*) Profit (+) / loss (-)

22.	Other Provisions

€m	Taxes	Staff costs	Restructuring and antitrust risks	Other	Total

Balance at Jan. 1, 2006	1.9	59.9	70.4	32.0	164.2
Utilized	-1.9	-35.4	-63.8	-27.2	-128.3
Releases	0.0	-2.8	-0.1	-4.8	-7.7
Additions	1.5	45.7	20.3	23.1	90.6
Other changes/exchange differences	-0.1	-0.4	-0.4	-0.3	-1.2

Balance at Dec. 31, 2006	1.4	67.0	26.4	22.8	117.6

(thereof with a term of less than one year)	(0.8)	(60.2)	(26.4)	(17.2)	(104.6)

(thereof with a term of more than one year)	(0.6)	(6.8)	—	(5.6)	(13.0)

The provisions for taxes include amounts for tax risks attributable to fiscal years that have not yet been finally assessed by the tax authorities. Provisions for staff costs include primarily provisions for annual bonuses, jubilee benefits, partial retirement, and outstanding vacation days. The provisions for restructuring and antitrust risks declined by €44.0 million to €26.4 million by the end of the reporting period. The additions to provisions for antitrust risks of €20.3 million are due to the increased provisions for antitrust proceedings in the financial year. These provisions were mostly utilized for payments to the EU in 2006 and the settlement of restructuring projects initiated in the previous year. The remaining provisions for EU antitrust risks of €18.4 million are shown as current.

At year-end 2006 and 2005, we accrued the estimated interest to be paid in connection with the European antitrust fines and included these amounts in other provisions.

Miscellaneous other provisions comprise various risks, including provisions for volume-related rebates, sales discounts, and anticipated losses amounting to €4.7 million (2005: €5.0 million), provisions for interest relating to European antitrust proceedings of €3.7 million (2005: €11.5 million), provisions for warranties totaling €2.2 million (2005: €3.7 million), provisions for environmental protection costs of €0.2 million (2005: €0.2 million).

Back to Contents

23.	Liabilities

€m	Dec. 31, 2006	Dec. 31, 2005

Interest-bearing loans/financial liabilities
Bank loans and overdrafts	62.1	88.1
Senior Notes	270.0	270.0
Accrued refinancing costs	-12.6	-16.0

	319.5	342.1
Trade payables	114.2	89.6
thereof due within one year €114.2 million (2005: €89.2 million)
Other liabilities
Tax liabilities	11.6	16.1
thereof due within one year €11.6 million (2005: €16.1 million)
Miscellaneous other liabilities	44.8	54.4
thereof due within one year €44.3 million (2005: €54.2 million)

Total other liabilities	56.4	70.5

	490.1	502.2

133,650 bonds with warrants of €1,000 each were issued as part of a convertible bond on September 18, 2000, at 100% of the principal amount. They bore interest at 3.5% p. a. on their principal amount. The bonds were fully repaid according to schedule in September 2005.

Transaction costs totaling €24.2 million were included in the new refinancing package of financial year 2004, which are expensed using the effective interest rate method over the respective term of the loans. From the refinancing of the USD tranche in 2005, €1.2 million were written off. At the end of financial year 2006, financial liabilities include accrued refinancing costs amounting to €12.6 million.

The weighted-average interest rate on financial liabilities was 8.1% for financial year 2006 (previous year: 7.5%). This increase is due to the lower portion of low-interest bank loans as a result of the overall reduction in financial liabilities.

Bank liabilities amounting to €62.1 million as of December 31, 2006, were subject to interest rates of up to 6.9%. Of this amount, €0.7 million carried fixed interest rates of 4.1% and €61.4 million carried variable interest rates of up to 6.9%. Besides the senior subordinated notes issued in 2004 amounting to €270 million with a fixed interest rate of 8.5% there are no further financial debts outstanding.

The syndicated loan from the 2004 refinancing is subject to compliance with standard bank covenants – for example, the level of net worth, the fixed charge coverage, the ratio of net financial liabilities to EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), and the ratio of EBITDA to interest expense. Non-compliance with the covenants or with other provisions of the loan agreement could result in additional costs and, if repeated, a demand by lenders for accelerated repayment. Various assets, in particular property, plant and equipment as well as inventories and receivables, were pledged as collateral for the loan (see note 25).

Based on the credit lines in place as of December 31, 2006 and the amounts used as of balance sheet date, the SGL Group had €64.0 million of unused borrowing capacity available.

The miscellaneous other liabilities include the deferral for the interest due on the senior notes in February 2007 of €9.7 million (2005: €9.7 million), liabilities for wages and salaries totaling €7.7 million (2005: €7.9 million) and negative fair values of financial derivatives of €11.3 million (2005: €12.2 million). Social security liabilities totaled €2.2 million (2005: €5.9 million).

Back to Contents

The maturity structure of the total financial liabilities due in each of the next five years and the remainder thereafter is presented below:

€m	2007	2008	2009	2010	2011	With more than five years to maturity

Financial liabilities	0.7	60.9	0.1	0.1	0.1	270.2
Refinancing costs	-3.4	-3.3	-3.2	-1.9	-0.8	0.0

The refinancing costs included in financial liabilities are amortized over the remaining terms and result in the negative amounts presented. There are no other liabilities with a remaining term of over two years.

Notes to the Consolidated Cash Flow Statement

24.	Information on the cash flow statement

The cash flow statement presents changes in the cash and cash equivalents of the SGL Group due to inflows and outflows of cash during a reporting period. Cash inflows and outflows are broken down separately by operating, investing, and financing activities. The effects of business acquisitions and divestitures are shown in investing activities. Non-cash exchange rate effects were eliminated. The presentation is supplemented by reconciliation to cash and cash equivalents as shown on the face of the balance sheet. Amounts in the cash flow statement attributable to foreign subsidiaries are converted at average exchange rates for the year, whereas liquid funds are converted at the exchange rate at the balance sheet date. In 2006, the interest, which was paid and received, was included in the cash flow statement. The comparable figures from the previous year were adjusted accordingly.

Pension payments totaled €14.2 million (2005: €11.5). The net increase in working capital resulted in a cash out-flow of €55.3 million. Net cash used in investing activities includes payments of €1.4 million for acquisitions of joint ventures and other non-current financial assets (2005: €2.3 million). Payments received from the sale of property, plant and equipment and intangible assets totaled €1.7 million (2005: €16.1 million). Payments for capital expenditures in property, plant and equipment and intangible assets amounted to €65.2 million (2005: €44.7 million).

After deduction of the associated costs, the payments received from the capital increase excluding subscription rights amounted to €80.5 million (2005: €0.0 million). The payments received from the capital increase for stock options exercised by employees amounted to €1.6 million (2005: €2.5 million). The €18.9 million change in financial liabilities related to the early repayment of our euro-denominated syndicated loan of €17.6 million and repayments of other loans in euros, GBP and yen amounted to €1.3 million.

In 2005, additions to financial liabilities of €67.8 million relate to refinancing the USD credit line. In return, the original USD credit line of €82.4 million was fully repaid. The repayment of the convertible bond in September 2005 resulted in payments of €50.0 million, which were made from the restricted cash account. The remaining funds of €8.9 million from the special account were used for debt repayment. Other repayments of financial liabilities amounted to €19.2 million in 2005.

Part of the proceeds of the refinancing totaling €125.3 million were deposited in a special account in February 2004; these funds were designated exclusively for the payment of obligations from the North American antitrust penalties and from civil law litigation settlements as well as the fine imposed in 2003 by the European antitrust commission. The outstanding US antitrust fine, including currency-hedging costs, was paid in full in August 2005. The remaining credit balance on the special antitrust account of €8.9 million was used for debt repayment in 2005. The antitrust payments in 2006 were paid in full from current cash flow.

The balance of cash and cash equivalents increased year on year by €9.6 million to €103.0 million as at December 31, 2006. Exchange rate effects on cash were negative at €1.8 million (2005: + €2.0 million).

Back to Contents

Other disclosures

25.	Contingent liabilities and other financial commitments

No bills of exchange were outstanding either as of December 31, 2006, or in the previous year. Outstanding guarantee obligations totaled €8.5 million and €34.5 million as of December 31, 2006, and as of December 31, 2005, respectively. Furthermore, other financial commitments in connection with approved capital expenditures in property, plant and equipment amounted to €20.2 million and €2.2 million as of December 31, 2006 and as of December 31, 2005, respectively. Some of these capital expenditure projects extend beyond one year.

The SGL Group has set up credit lines for guarantees in connection with the financing of project-related business in the Surface Technology and Plastics Process Technology businesses. Due to the sale of these operations as of January 6, 2005, the SGL Group will continue to carry the credit lines existing at that date in the amount of approximately €15.6 million until each individual guarantee expires. By December 31, 2006, the provided guarantees were reduced to €6.4 million. The average utilization of such guarantees in the past has been less than 1%. After careful assessment of possible future utilization, an appropriate provision was recorded at year-end, as we had done in the previous year.

Using procurement agreements with key suppliers, the SGL Group secures the necessary raw materials for its production, especially for needle coke. These agreements normally last for one year and contain minimum quantities to be purchased by the SGL Group. The prices for the deliveries are settled on a base price, which is adjusted by variable components (e.g. defined parameters of the needle coke producer’s raw material price).

A number of agreements to provide collateral were signed with lenders in conjunction with the refinancing project at the beginning of 2004 and were partially reduced in 2006. These agreements entailed the pledging of equity interests of most Group companies. The rights of use of intangible assets have been assigned for three German subsidiaries and for two U.S. subsidiaries with a carrying amount of €2.6 million. Real estate liens were taken out against two U.S. subsidiaries in the amount of USD 168.4 million. Inventories worth €150.4 million and movable plant and equipment worth €131.3 million were assigned as collateral. Trade receivables and receivables due from subsidiaries in the total amount of €170.7 million were assigned as collateral. In addition, intercompany receivables of €756.1 million and bank balances totaling €95.3 million were pledged as collateral by individual companies.

As of December 31, 2006 and 2005, there were also rental and lease obligations for land and buildings, IT equipment, motor vehicles and other items of property, plant and equipment amounting to €29.1 million and €9.2 million, respectively. As of December 31, 2006, the future minimum annual lease payments were as follows:

€m	2007	2008	2009	2010	2011	2012 and thereafter	Total

Operating leases	6.5	5.4	3.6	2.8	2.5	8.3	29.1
Finance leases	0.5	0.4	0.1	0.0	0.0	0.0	1.0
– discounts included	(0.1)	0.0	0.0	0.0	0.0	0.0	(0.1)
= Present value of finance leases	0.4	0.4	0.1	0.0	0.0	0.0	0.9

No payments were received from subleases during the past two financial years. For a contract regarding a right to construct buildings on land owned by a third party in Germany, which was adjusted regularly in 2006, payment obligations of €59.2 million (2005: €32.2 million) are outstanding for the next 60 years. Finance leases relate solely to leases for property, plant and equipment concluded under normal leasing contracts, without special purchase options. The increase in operating leases in 2006 is largely due to two new leases for an office building as well as machinery required for processing a major contract. The fair value of the office building totals approximately €4.2 million; the lease period is 15 years and we have a purchase option at fair value. The fair value of leasing the machinery totals approximately €6.1 million; the lease period is 6 years and we have a purchase or extension option at market conditions.

Back to Contents

Various litigation, legal proceedings, and lawsuits are pending or could be set up in the future, including those arising from alleged defects in products of the SGL Group under product warranties and due to environmental protection issues. In addition, tax risks may arise from the Group structure.

Litigation is subject to considerable uncertainty; the outcome of individual cases cannot be predicted with certainty. There is a reasonable possibility that individual cases could be decided against the SGL Group in such amounts that would be material to the Company. Management has provided for all probable expected losses.

Antitrust suits

The antitrust legal proceedings in the U.S. and in Canada have been concluded. In 2005, we paid in full the outstanding liabilities to the antitrust authorities in the U.S. and Canada. In April 2004, the European Court of First Instance reduced the fine imposed in 2001 in the graphite electrode proceedings from €80.2 million to €69.1 million. Since the judgment of the European Court of First Instance failed to address either the censured gross procedural errors or the internationally accredited principle of double jeopardy, we filed an appeal to the European Court of Second Instance (ECJ). By way of its final ruling on June 29, 2006, the ECJ rejected the appeal brought by SGL Carbon AG and set the fine relating to the action brought independently by the EU Commission at €75.7 million.

In December 2002, the European Commission imposed a €27.75 million fine on SGL Carbon AG for anti-competitive practices in the graphite specialties markets. The SGL Group appealed against the fine in the European Court. The court ruled in 2005 and reduced the fine to €18.45 million. We appealed against the decision at the European Court especially in view of an unacceptable double jeopardy.

In December 2003, the European Commission imposed a €23.64 million fine on SGL Carbon AG for anti-competitive practices in the market for electrical and mechanical carbon and graphite products. We have appealed against this to the European Court of Justice (ECJ). A ruling is expected in the second half of 2007.

All three fines as stipulated by the Court or appropriate authorities have been expensed in previous years and in 2006 respectively. Moreover, all fines are fully and finally paid (graphite electrode proceedings) or provisionally deposited as security to the EU Commission. The outcome of the two pending proceedings is as yet unknown. On the basis of the decisions made by the ECJ, we adjusted the provisions in the course of 2006 against the estimates from previous quarterly reports as well. Provisions were utilized due to deposit payments.

26.	Transactions with related companies and individuals

In the course of its business activities, the SGL Group provides services to related companies and individuals. In turn, these individuals and companies act as suppliers and service providers for the SGL Group within the framework of their business activities. All these transactions are settled on an arm’s length basis in management’s opinion. Receivables from companies accounted for At-Equity are current, unsecured and amount to €4.1 million (2005: €3.7 million). Details are presented in the notes to the relevant balance sheet and income statement items. Sales revenue with companies accounted for At-Equity in 2006 are €7.2 million (2005: €7.0 million) and interest income with companies accounted for At-Equity in 2006 are €0.0 million (2005: €0.1 million). In 2004 sales revenue with companies accounted for At-Equity were €13.3 million, the interest income with these companies amounted to €0.1.

27.	Information concerning financial instruments

IAS 32 and IAS 39 define financial instruments as contracts that result in a financial asset at one company and a financial liability or an equity instrument with another. Loans, receivables, and financial liabilities originated by the Company are measured at amortized acquisition cost unless they are linked with a hedging relationship shown on the balance sheet (hedge accounting). These are loans, interest-bearing receivables, trade receivables and payables, other short-term operating receivables and liabilities, as well as short- and long-term financial liabilities, for which a market price

Back to Contents

is not available. With short-term receivables and short-term financial liabilities, the amortized cost principally corresponds to the nominal value or the repayment amount. Financial assets held available for sale are measured at fair value. These assets are non-current financial investments or current financial investments. Until they are realized, unrealized gains and losses are shown separately in equity after deduction of deferred taxes. If there is no fair value available, the securities are carried at cost. If the fair value is expected to fall below the acquisition cost permanently, the securities are written down with effect on the income statement. The accounting of securities trades occurs on the settlement date. There are no financial investments held to maturity.

Primary financial instruments

Primary financial instruments are shown on the balance sheet. Financial instruments carried as assets are reported at amortized cost, net of any necessary valuation allowances. Financial instruments carried as liabilities are reported at the higher of face value or redemption amount. Important primary financial instruments are:

Balance sheet items	Currency	Nominal value in local currency	Nominal value in €m	Term	Interest nominal	Interest effective

Financial liabilities
– Senior notes	EUR	270.0	270.0	2012	8.5%	9.2%
– Syndicated loan	USD	80.0	60.7	2008	6.9%	7.4%
Other primary financial instruments
– Trade receivables	EUR		225.0	2007/2008
– Trade payables	EUR		114.2	2007

The credit or default risk – i. e., the risk of non-payment – results from the risk that counterparties may be unable to meet their obligations. Since we do not generally enter into offset agreements with our customers, the amounts reported on the balance sheet represent the maximum risk of non-payment. As far as possible, the SGL Group secures itself to a certain extent against credit risks in respect to customer receivables. In doing so, various instruments are used such as advance payments, payment guarantees, confirmed letters of credits and credit insurance. No bad debt losses in excess of management’s expectations were incurred throughout financial 2006.

With fixed-interest financial liabilities, the SGL Group is subject to a fair value risk, while for floating-rate financial instruments, the SGL Group is subject to a cash flow risk. Foreign currency risks arise whenever receivables or liabilities are denominated in a currency other than a company’s functional currency. Natural hedging occurs initially as a result of closed positions, when a foreign currency receivable in the SGL Group is offset by one or more liabilities in the same currency with equivalent maturities and amounts. Derivatives are used only to hedge exceeding foreign currency risks, with the initial transactions being the subject of the hedging relationship.

The fair value of the senior notes at year-end was €291.6 million (2005: €292.3 million), based on the closing price of the senior notes at year-end 2006. Due to the short durations or a variable interest rate, the fair values of the other financial instruments largely correspond to the carrying amounts.

At foreign subsidiaries, in accordance with local statutory provisions, securities were acquired to cover pension obligations; these securities are included within non-current financial assets or other assets and are classified as available-for-sale securities. The change in valuation of these securities is shown in other comprehensive income without effect on the income statement; the posted change in valuation amounted to a total of €0.2 million as of December 31, 2006 (previous year: €0.2 million) and is included in the statement of changes in equity in the cash flow hedge line.

Back to Contents

Derivative financial instruments

In the course of its business activities, the SGL Group may be exposed to risks from changes in interest rates and exchange rates. Derivatives are used purely for hedging purposes and reducing such risks. The use of these instruments is governed by internal guidelines. Risk is continuously assessed and monitored. The instruments used in the SGL Group are primarily interest-rate swaps, interest rate and currency options / option pairs, as well as forward transactions.

The SGL Group is exposed to foreign currency risks arising from purchase and sales transactions, and internal Group loans, which are not denominated in the Company’s functional currency. Although the aggregate effects of foreign currency risks can be partially offset, the SGL Group hedges against certain material foreign currency risks through currency forward contracts and currency options.

A credit risk may take the form of a decline in the value of the SGL Group’s assets if a contracting party is either partially or wholly unable to meet the contractual obligations that were agreed upon at the time the financial instrument was created. The total of assets disclosed constitutes the SGL Group’s maximum credit risk. To reduce the credit risk, derivative financial instruments are entered into exclusively with internationally recognized financial institutions. The credit standing of the contracting parties is continuously monitored and subject to uniform limits, the adherence to which is monitored by the Company’s Central Finance Department.

Nominal amounts

Nominal amounts comprise the aggregate of all underlying purchase and sale amounts arising with outside parties. The amounts shown in the following table therefore do not represent the amounts exchanged by the parties to the transactions and, as a result, are not an indication of the SGL Group’s liabilities under these financial instruments.

The nominal amounts and fair values of the financial instruments as of December 31, 2006 and 2005 were as follows:

	Nominal amounts				Fair values

€m	Bought Dec. 31, 2006	Sold Dec. 31, 2006	Total Dec. 31, 2006	Total Dec. 31, 2005	Total Dec. 31, 2006	Total Dec. 31, 2005

Foreign currency contracts
USD currency forwards	0.0	80.1	80.1	66.2	1.4	-1.7
GBP currency forwards	0.0	3.8	3.8	60.7	0.0	0.6
Other currency forwards	24.0	1.0	25.0	27.7	1.1	1.1
Currency options	84.9	78.1	163.0	213.6	3.1	-1.6
Interest rate contracts
Interest rate swaps	0.0	60.0	60.0	127.8	-9.2	-6.0

The currency-based contracts all fall due in 2007; the duration of the interest rate swaps expires in 2016. Currency forward contracts and options are primarily used to hedge foreign currency risks that arise from fluctuations of receivables denominated in foreign currencies and from highly probable forecasted transactions.

The underlying transactions in the individual foreign currencies are almost entirely hedged on the basis of the net position per currency, with the initial transactions being the subject of the hedging relationship. Maturities of the derivatives are based on the maturities of the underlying transactions and range from several days to a maximum of 24 months.

Through the end of December 2006, hedging positions were built up to secure the U.S. dollar payments for the euro zone for financial year 2007. Some of the underlying U.S. dollar sales revenue were recognized in 2006 or will be posted in 2007. A total of USD 120 million was hedged at rates between USD 1.22/€1.00 and USD 1.32/€1.00 for 2007. In addition, further local, country-specific hedging contracts have been established.

Cash flow hedges were undertaken for financial year 2007 to cover highly probable forecasted U.S. dollar transactions. The fair value changes on the effective portion of these hedges as of

Back to Contents

December 31, 2006 are recognized directly in equity, after deducting deferred taxes, and reported separately in other comprehensive income. As at December 31, 2006, the hedging transactions designated as cash-flow hedges have positive fair values of €6.4 million (2005: €2.4 million) and negative fair values of €0.7 million (2005: €4.7 million). As of December 31, 2006, the positive fair values of the derivatives recorded under other comprehensive income without effect on the income statement amounted to €2.9 million (2005: €0.5 million) and the negative fair values of €-0.2 million (2005: €-2.5 million) with a term of up to 12 months. To test the effectiveness, changes of the cash flow of the underlying transactions are based on forward rates in the area of forward exchange transactions, while in the field of currency options, the fair value component of the fair value change of options is excluded from the hedging connection. Effectiveness calculations are made on every balance sheet date. Essentially, it is assumed that the hedging relationship is effective if the fair value changes to the hedging transactions virtually offset the changes to the cash flow of the underlying transactions (80 –125%).

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

The fair values of currency hedges are calculated in the SAP system. For the interest rate contracts, the valuation is carried out separately.

The SGL Group uses interest rate swaps as a hedging instrument to optimize its financing costs. In financial years 2006 and 2005, the SGL Group used interest rate swaps to convert some of its financial liabilities from a fixed to a floating interest rate basis. In addition, the SGL Group has secured a fixed interest level for future variable interest-bearing financial transactions (nominal value: €40.0 million). In financial year 2006, over USD 80 million interest rate swaps, the interest rates of which were converted existing debt from floating to fixed rates, were announced. At present, the SGL Group has entered into interest rate swaps in the amount of €60 million. The changes in the fair value of the swaps are shown in the income statement.

Other hedging instruments are recognized in accordance with IAS 39.55. There are no ABS or factoring transactions.

28.	Segment reporting

The SGL Group operates in the following Business Areas (Segments):

CARBON AND GRAPHITE (CG) graphite electrodes and carbon products (electrodes, cathodes and furnace linings),

SPECIALTIES (S) products for industrial applications, machine components, products for the semiconductor industry, composites, and process technology

and

SGL TECHNOLOGIES (SGL T) graphite foils, carbon fibers, carbon fiber-based fabrics, composites, structural components and carbon-ceramic brake discs.

External sales revenue was attributable almost exclusively to product sales. Trading revenue or other sales revenue is insignificant. Inter-segment sales revenue is generally based on estimated market prices less selling and administrative expenses. Cost-based transfer prices may be used in exceptional cases. Segment “Other” includes subsidiaries, including SGL Carbon AG, that largely render services to other Business Areas. Significant non-cash expenses relate to the impairment of assets in Italy in the Business Area CG amounting to €2.5 million (2005: €8.1 million). Consolidation adjustments relate to the elimination of sales and services between the Business Areas. Certain information on the business activities of the Business Areas of the SGL Group is presented below (based on the primary reporting format in accordance with IAS 14.50 et seq.).

Back to Contents

€m	CG	S	SGL T	Other	Consolidation adjustments	SGL Group

2006
Sales revenue	716.1	301.1	171.3	2.3	0.0	1,190.8
Intersegment sales revenue	19.9	7.2	5.1	57.5	-89.7	0.0

Total sales revenue	736.0	308.3	176.4	59.8	-89.7	1,190.8
Profit/loss from operations	170.8	31.9	-1.0	-63.8	0.0	137.9
Capital expenditures	34.2	16.0	13.9	1.1	0.0	65.2
Depreciation and amortization
expense	28.5	12.6	11.4	0.9	0.0	53.4
Capital employed	447.2	189.5	208.3	15.3	0.0	860.3
Segment assets*)	556.9	231.9	231.2	20.3	0.0	1,040.3
Segment liabilities*)	253.6	150.6	49.0	3.1	0.0	456.2
Income from companies accounted for At-Equity	0.7	0.2	0.3	0.0	0.0	1.2
2005
Sales revenue	643.7	263.4	159.0	2.7	0.0	1,068.8
Intersegment sales revenue	13.3	3.8	7.2	39.2	-63.5	0.0

Total sales revenue	657.0	267.2	166.2	41.9	-63.5	1,068.8
Profit/loss from operations	121.6	19.8	0.2	-28.8	0.0	112.8
Capital expenditures	26.7	6.5	9.4	2.1	0.0	44.7
Depreciation and amortization
expense	38.6	12.6	12.4	1.5	0.0	65.1
Capital employed	417.8	182.1	198.0	21.0	0.0	818.9
Segment assets*)	505.8	219.0	218.7	24.8	0.0	968.3
Segment liabilities*)	307.9	135.2	44.2	3.0	0.0	490.3
Income from companies accounted for At-Equity	0.6	0.0	0.2	0.0	0.0	0.8
2004
Sales revenue	562.5	246.3	133.5	1.7	0.0	944.0
Intersegment sales revenue	9.7	6.9	2.5	32.1	-51.2	0.0

Total sales revenue	572.2	253.2	136.0	33.8	-51.2	944.0
Profit/loss from operations	86.4	13.9	-10.6	-30.7	0.0	59.0
Capital expenditures	26.5	4.2	8.7	6.9	0.0	46.3
Depreciation and amortization
expense	33.5	15.2	13.3	5.6	0.0	67.6
Capital employed	404.6	179.1	181.3	19.5	0.0	784.5
Segment assets	520.1	204.9	201.1	0.0	0.0	926.1
Segment liabilities	332.5	130.1	41.5	0.0	0.0	504.1
Income from companies accounted for At-Equity	-1.0	0.0	0.2	0.0	0.0	-0.8

*)	Cash and cash equivalents and deferred tax assets totaling € 220.5 million (2005: € 222.2 million) were not assigned to the segment assets. Financial liabilities and deferred tax liabilities totaling €357.4 million (2005: € 376.8 million) were not assigned to the segment liabilities.

Back to Contents

€m	Germany	Europe excl. Germany	North America	Other	Consolidation adjustments	SGL Group

2006
Sales revenue (by destination)	179.9	403.6	293.8	313.5	0.0	1,190.8
Sales revenue (by company headquartes)	399.0	501.5	279.7	10.6	0.0	1,190.8
Segment assets	363.3	376.6	269.8	30.6	0.0	1,040.3
Capital expenditures	31.6	23.3	9.4	0.9	0.0	65.2
2005
Sales revenue (by destination)	142.7	380.4	283.8	261.9	0.0	1,068.8
Sales revenue (by company headquartes)	358.1	440.7	264.6	5.4	0.0	1,068.8
Segment assets	330.6	328.6	283.0	26.1	0.0	968.3
Capital expenditures	15.5	17.6	11.3	0.3	0.0	44.7
2004
Sales revenue (by destination)	140.0	320.2	250.0	233.8	0.0	944.0
Sales revenue (by company headquartes)	313.9	390.1	229.1	10.9	0.0	944.0
Segment assets	296.3	365.2	237.3	27.3	0.0	926.1
Capital expenditures	16.9	18.5	10.7	0.2	0.0	46.3

29.	List of shareholdings

The list of shareholdings forms part of the annual financial statement of SGL Carbon AG. It is submitted to the electronic version of the Federal Gazette and published there electronically.

30.	Remuneration of the Board of Management and the Supervisory Board of the SGL GROUP

The following remuneration report summarizes the principles used to determine the compensation of the Board of Management of SGL Carbon AG and explains the amount and structure of Board of Management income. It also describes the principles and the amount of the remuneration of the Supervisory Board and details of share ownership within the Board of Management.

Remuneration of the Board of Management

The Personnel Committee of the Supervisory Board is responsible for determining the remuneration of the Board of Management. Its members include the Chairman of the Supervisory Board Max Dietrich Kley, the Deputy Chairman of the Supervisory Board Josef Scherer and the member of the Supervisory Board Prof. Utz-Hellmuth Felcht.

The remuneration of members of the Board of Management of SGL Carbon AG is based on the Company’s size and global activities, its economic and financial position, and the amount and structure of Board of Management compensation at comparable companies. Remuneration is designed to be competitive on the market for highly qualified executives and an incentive for successful work in a high-performance culture. Remuneration consists of four components:

(I) a fixed annual salary, (II) a variable bonus, (III) share-based remuneration and (IV) a retirement commitment.

The fixed salary and the annual bonus are based on an annual target income that comprises 45% fixed and 55% variable remuneration. The target income is reviewed regularly on the basis of an analysis of market trends as well as of the compensation paid by comparable companies to their top managers.

Details of the remuneration components are as follows:

•	The fixed remuneration is paid monthly as a salary.

Back to Contents

•	The annual performance-based bonus is dependent on the attainment of specific annual objectives fixed by the Personnel Committee of the Supervisory Board at the beginning of the financial year, and is determined every year in the Personnel Committee. The objectives are defined attainment levels for income before taxes, free cash flow, net savings and compliance with debt covenants from credit agreements.

•	Furthermore, a variable long-term cash incentive (LTCI) bonus is awarded. In addition to the share-based remuneration, this remuneration component represents a long-term incentive for the recipient. The bonus amount depends on the ratio of net debt to EBITDA, which is achieved over a three-year period. The LTCI is not paid until a period of three years has passed, depending on the actual objective attainment (for more information about the LTCI, see note 31).

•	The share-based payment consists of stock appreciation rights granted pursuant to the conditions of the SGL Stock Appreciation Rights Plan 2005 as approved by the Annual General Meeting of SGL Carbon AG on April 30, 2004. The SAR plan replaced the stock option plan that expired in 2004. The Board of Management is also eligible to receive shares in SGL Carbon AG (matching shares) in line with the conditions of the share plan passed by the Annual General Meeting on April 27, 2000 (for more information on SGL’s share plans see note 31).

•	The pension commitment is based on the applicable retirement benefit regulations for the members of the Board of Management. The amount of the respective retirement benefit lies between 50 – 80% of the fixed salary (without variable and other components) and is based on the number of appointed terms and the years of service to the Board of Management as well as the last fixed monthly salary received.

The remuneration of the Board of Management (without payments in kind) for 2006 and 2005 is as follows:

•	In 2006, the fixed annual salary for Robert J. Koehler was €470,000 (previous year: €424,000). The fixed annual salary for the members of the Board of Management Theodore H. Breyer, Sten Daugaard and Dr. Hariolf Kottmann was €320,000 each (previous year: €294,000 each).

•	In 2006, the performance-based annual bonus for Robert J. Koehler was €564,000 (previous year: €424,000) and €384,000 for each other member of the Board of Management (previous year: €294,000 each). The annual bonus represents the bonus expensed in the reporting year, which paid out in the following year.

•	For the current LTCI plan from January 1, 2005 to December 31, 2007, the objective attainment and payment for the members of the Board of Management is specified by the Personnel Committee of the Supervisory Board in 2008 during the concluding evaluation. Based on the expected objective attainment, provisions were expensed in 2005 and 2006. These amounted to a total of €747,000 in 2006 (2005: €796,000). Of this figure, €249,000 (previous year: €265,000) was attributable to the Chairman of the Board of Management, Robert J. Koehler and for each other member of the Board of Management €166,000 was attributable in 2006 (2005: €177,000 each).

•	Under the terms of the share plan, the members of the Board of Management can invest up to 50% of their annual bonus in company shares at the current price. Payment for these shares is made from the net income after tax of each member of the Board of Management. After a two-year holding period, the same number of shares is granted. This additional financial benefit is taxed according to the price on the day it is allocated. 15% of the gross proceeds must in turn be invested in shares of the Company and held for at least one year. IFRS requires the expense to be recorded over the appropriate two-year holding period of the share plan. The total expense is based on the original purchase price of the shares. In 2006, participation in the current share plans on the part of the Board of Management resulted in an expense of €344,000 (2005: €135,000). The low amount for 2005 is due to the fact that the Board of Management and around 70 managers waived their bonus in 2003. As a result, the share plan was not carried out in 2004. This means

Back to Contents

that the figure for 2005 only contains the 2005 share plan while the figure for 2006 contains the relevant parts of the 2005 share plan and the 2006 share plan. In 2006, for Robert J. Koehler a total of €185,000 is attributable (2005: €79,000), for Theodore Breyer a total of €95,000 (2005: €28,000) and Dr. Hariolf Kottmann a total of €64,000 (2005: €28,000) are attributable.

•	In 2005 and 2006, the members of the Board of Management received stock appreciation rights (SARs) instead of the stock options which had been granted up to 2004. These SARs must be expensed in accordance with IFRS 2. The corresponding valuation of the SARs is based on a binominal model or a Monte Carlo simulation using SGL Carbon-specific measurement parameters. The total value of the SARs granted over the time in question is expensed over 2 years, corresponding to the 2-year holding period of these instruments. The value of the SARs as calculated on the grant date is recorded in the Company’s income statement over 2 years for accounting purposes. No changes are made to this figure compared to the original measurement. When the 2-year holding period is over, the exercise is contingent upon certain performance targets. These performance targets are based on a minimum of 15% increase in the price of the SGL share compared to its price on the day the SARs were granted as well as the performance of the SGL share (at least) compared to the M-DAX performance for the period from the day the SARs were granted to the day they are exercised. When the SARs are exercised, 15% of the gross proceeds must again be invested in SGL shares for a 12-month period.

•	The members of the Board of Management were granted 140,000 SARs in 2005 as well as in 2006. The value calculated for the SARs at the grant date was €4.40 per SAR granted in 2005, and €6.87 per SAR granted in 2006. This results in a total value of €616,000 for 2005 and €962,000 for 2006. The Chairman of the Board of Management, Robert J. Koehler, received SARs with a total value of €344,000 in 2006 (2005: €220,000). The other members of the Board of Management each received SARs with a total value of €206,000 in 2006 (2005: €132,000 each). The values of these SARs upon exercise will differ from the calculated theoretical values and may be either higher or lower.

For financial year 2006, the total remuneration of the Board of Management, including payments in kind, amounts to a total of €5,294,000 (2005: €4,319,000).

The total remuneration of former members of the Board of Management and executive management and their surviving dependents amounts to €0.4 million (2005: €0.4 million). Provisions of €6.2 million (2005: €3.4 million) have been accrued to cover pension obligations to former members of executive management and their surviving dependants.

In the event of a change in control – i. e., if (I) SGL Carbon AG is informed that a third party has gained or exceeded 25% of voting rights in the Company, if the presence at the most recent Annual General Meeting of SGL Carbon AG was less than 50%, (II) a third party, alone and/or with the voting rights attributable to it, holds at least 30% or, based on the presence of the Annual General Meeting of the Company, the majority of voting rights in SGL Carbon AG, (III) SGL Carbon AG concludes a control agreement as defined by sections 291 et seq. AktG as an independent company or is incorporated, and (IV) if SGL Carbon AG is merged with another company or converts to a different legal form – the members of the Board of Management each have the right to terminate their employment agreement. On exercising this special termination right, the resigning member of the Board of Management has the right to a payment of his annual salary for the remaining term of his contract and to compensation of three years’ income. In such cases, the annual salary consists of the base salary plus the average annual bonus for the last two years prior to termination of the agreement. The total payment is limited to a maximum of five years’ salary. 35 senior executives have similar special termination rights. 15 of them would receive compensation in the amount of three years’ income on exercising this right; the rest would receive two years’ income. There is no right to payment, if the member of the Board of Management/the senior executive receives similar benefits in connection with a change in control from a third party.

Back to Contents

Remuneration of the Supervisory Board

In addition to the reimbursement of expenses, each member of the Supervisory Board receives fixed remuneration of €20 thousand payable after the end of the financial year. The Chairman of the Supervisory Board receives the double of this amount and his Deputy one and a half times of this amount. Each member of a Supervisory Board committee receives €2 thousand for each committee meeting in which he participates.

The total remuneration of the Supervisory Board was €333 thousand. The following amounts were paid in 2006:

€t	Base remuneration	Additional remuneration	Total

Max Dietrich Kley	40.0	12.6	52.6
Chairman
Josef Scherer	30.0	12.6	42.6
Deputy Chairman
Prof. Dr.rer.nat. Utz-Hellmuth Felcht	20.0	8.5	28.5
Peter Fischer (until April 28, 2006)	6.5	0.1	6.6
Dr.-Ing. Claus Hendricks	20.0	4.6	24.6
Jürgen Kerner	20.0	4.6	24.6
Dr.-Ing. Hubert Lienhard	20.0	4.6	24.6
Jacques Loppion	20.0	0.2	20.2
Günter Piechowski (since April 28, 2006)	13.6	0.5	14.1
Edelbert Schilling	20.0	2.6	22.6
Andrew H. Simon	20.0	6.6	26.6
Heinz Will	20.0	0.5	20.5
Hans-Werner Zorn	20.0	4.6	24.6

Total	270.1	62.6	332.7

31.	Management and employee stock option programs

The SGL Group currently has five different management and employee incentive plans. The Long-Term Incentive Plan, which was approved in 1996, originally comprised the Stock Appreciation Rights Plan (“SAR Plan 1996”) and the Long-Term Cash Incentive Plan (“LTCI Plan”). Whereas the exercise period of the SAR Plan runs through 2006, the term to maturity of the LTCI Plan was limited to three years and has already expired on December 31, 1998. The current Long Term Cash Incentive Plan is valid for the period from 2005 through 2007 (the LTCI Plan 2005 – 2007) and replaced the expired LTCI Plan 2002 – 2004 at the end of 2004. Furthermore, on April 27, 2000, the Company’s Annual General Meeting approved the introduction of a Share Plan or Matching Shares Plan (“Share Plan”) as well as a Stock Option Plan (“Stock Option Plan”). The Share Plan was launched in March 2001. The Stock Option Plan, which was implemented in July 2000, superseded the SAR Plan 1996, whose eligibility period ended in 2001, and has a maturity of five years. As a successor plan for the Stock Option Plan that expired at the end of 2004, the Annual General Meeting of April 30, 2004, approved the introduction of a Stock Appreciation Rights Plan (“SAR Plan 2005”) for Board of Management and the top three management levels. The plan provides for the issue of SARs beginning on January 1, 2005 over a period of five years, whose increase in value provides their holders with the right to subscribe to shares of SGL.

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

Back to Contents

from €33.03 to €102.26; and (II) with regard to employees of the SGL Group, the right to purchase one share at the respective exercise price.

One SAR related to one share. A total of 840,500 shares were linked to the SAR Plan, representing approximately 3.79% of all shares outstanding at the time. Until December 21, 2004, SARs representing a total of 746,800 shares had been granted to members of the Board of Management and to 60 members of senior management. Of these SARs, 637,350 had been exercised as of December 31, 2006. The SAR Plan 1996 ended in financial 2006 and thereby all outstanding appreciation rights expired.

Under the SAR Plan, an option representing a specific number of SARs (a “SAR Option”), as determined by the Board of Management, or, if the beneficiary was a member of the Board of Management, by the Supervisory Board, was granted to each beneficiary at the beginning of the SAR acquisition period (January 1, 1996 – January 1, 2000). The SARs allotted via this SAR Option during the eligibility period (January 1, 1997 – January 1, 2001) are vested on January 1 for the preceding financial year in five equal annual tranches of 20% each. Each vested SAR could be exercised during the period March 1 to March 15 each year, on March 15, 2006, at the latest or upon termination of service (as described below). Board of Management members exercising SAR Options had to utilize a portion of the net proceeds corresponding to 15% of gross proceeds to purchase shares of the Company on the stock market. For this purpose, the Company instructed a financial institution to acquire the shares for the account and in the name of the member of the Board of Management. SGL or the relevant subsidiary provided the financial means to effect the purchase directly to the bank and deducted the amounts from the funds due to the beneficiary from exercising the SAR. The bank retained these shares in safekeeping on behalf of the member of the Board of Management for the successive twelve months. The remaining net proceeds were paid out to the member of the Board of Management.

All the shares earned by an employee of the SGL Group upon exercise of the SARs had to be resold immediately. An exception was made for the number of shares that could be purchased with 15% of the gross proceeds from the sale of all the shares. Such retained shares could not be sold and were blocked for a period of twelve months. As the exercise price of these SARs from 1996 was considerably higher than the current share price, the fair value of these options was zero euros in the last two financial years.

Long-Term Cash Incentive Plan (LTCI) 2005 – 2007

Under the LTCI Plan 2005 –2007, over a three-year period the SGL Group can grant the members of the Board of Management and 40 members of senior management a cash bonus payment that is linked to certain performance targets. The current planning period runs from January 1, 2005 through December 31, 2007. Bonuses totaling a maximum of €7.4 million may be paid out. The performance target that the SGL Group must reach in order for participating members of senior management and Board of Management members to qualify for the maximum bonus under the LTCI Plan was set at a ratio of net debt to EBITDA of 3.4 to 1 as per December 31, 2005, 2.7 to 1 as per December 31, 2006 and 2.3 to 1 as per December 31, 2007. The Plan also stipulates that 20% of the maximum bonus can be paid if the performance target is reached by December 31, 2005, 30% if the performance target is reached by December 31, 2006 and 50% if the performance target is reached by December 31, 2007.

Beneficiaries of the LTCI Plan 2005 –2007 must use a portion of the net proceeds of the LTCI premiums corresponding to 15% of the gross proceeds to buy shares of SGL on the stock market. For this purpose, the Company instructs a financial institution to acquire the shares for the account and in the name of the beneficiary in question and transfers the funds out of withheld bonus payments directly to the bank for the purchase of the shares. These shares are subsequently held by the financial institution in safekeeping on behalf of the beneficiary for the successive 12 months. The remaining proceeds are payable on April 30, 2008.

As per December 31, 2006, the performance target of 2.7 to 1 of net financial debt to EBITDA was achieved. As per December 31, 2005, the performance target of 3.4 to 1 of net debt to EBITDA was achieved. The participants in the Plan have thus already achieved 50% of the maximum bonus.

Back to Contents

Provisions totaling €5.1 million have been recognized for these bonuses consisting of bonuses for objectives already attained as well as for the expected bonus attainments.

Matching Share Plan

In March 2001, the SGL Group launched the Matching Shares Plan for the members of the Board of Management as well as the first three management levels below the Board of Management. Under the plan, participants may invest up to 50% of their annual bonuses in shares of the Company. If they hold these shares for at least two years, they receive the same number of shares (matching shares) against payment of a special bonus in a corresponding amount.

The Company’s Share Plan was adopted by SGL’s shareholders at the Annual General Meeting of April 27, 2000, and went into effect on March 31, 2001. Originally, a maximum of 250,000 new shares was reserved out of authorized capital for implementation of the Matching Shares Plan. Following the refinancing package of the SGL Group, which was implemented in 2004, and corresponding adjustment of authorized capital by the ordinary Annual General Meeting on April 30, 2004, a total of 350,000 new shares were available to service future share plans. In 2005, a total of 36,025 shares from a capital increase from authorized capital were used to settle the Matching Shares Plan 2003. No further shares were utilized from this in the reporting year as no Matching Shares Plan was offered in 2004.

During the financial year, members of the Board of Management and 89 members of senior management took part in the Matching Shares Plan 2006 – 2008, acquiring a total of 102,723 SGL shares (2005: 113,343) from their taxed income at a price of €15.50 per share (2005: €10.10) on the stock market.

Stock Option Plan

SGL’s shareholders approved the Stock Option Plan at the Annual General Meeting of April 27, 2000. A maximum of 1,600,000 shares may be reserved from contingent capital to service the Stock Option Plan. It was possible to issue the options up to the end of 2004. The Stock Option Plan went into effect in July 2000.

The Supervisory Board administers the plan for the members of the Company’s Board of Management. Under the Stock Option Plan, the Supervisory Board is authorized to grant options on shares to members of the Board of Management. The Board of Management administers the Stock Option Plan for approximately 150 members of senior management as well as the executive staff of the Company and its subsidiaries. The Stock Option Plan thereby authorizes the Board of Management to determine on its own the members of senior management of the Company as well as members of the management and senior management of its subsidiaries that should be granted options. In both cases, upon exercise of the options the Supervisory Board or the Board of Management make available and transfer new shares out of contingent capital, which is created for that purpose

The stock options are distributed as follows:

•	Members of the Board of Management: up to 30% ;

•	Members of the Company’s executive staff: up to 20% ;

•	Members of management of subsidiaries: up to 20% and

•	Other members of the executive staff of subsidiaries: up to 30%.

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

The options have a term to maturity of ten years from their date of grant; they expire without compensation if they are not exercised during this period. The options may only be exercised after

Back to Contents

expiration of a two year waiting period. This period begins the day after an option is granted, thereby resulting in an exercise period of eight years. During the exercise period, options may only be exercised on trading days during predetermined days when trading windows are open. Following publication of the Company’s operating results, two trading windows of ten days each are made available for each options tranche, during which time options may be exercised. The times these trading windows are open is determined by the Supervisory Board if the members of the Board of Management are granted options, and by the Board of Management if options are granted to the remaining participants. Options may be exercised only if the SGL Group has met its performance targets at the time the options are exercised. The performance target is the increase in the total shareholder return of the SGL share. The Stock Option Plan defines this as the sum of the share price plus retained dividends plus the value of the options. For options to be eligible for exercising, total shareholder return must be at least 15% higher than the exercise price.

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

The number of options granted and their respective exercise price before dilution-related adjustments are therefore as follows:

•	as of July 3, 2000, 234,500 options were granted to members of the Board of Management and 151 members of senior management at a subscription price of €72.45, after adjustment for dilution the exercise price is now €67.71;

•	as of January 16, 2001, 257,000 options were granted to members of the Board of Management and 155 members of senior management at a subscription price of €57.82, now €53.08;

•	as of January 16, 2002, 261,000 options were granted to members of the Board of Management and 170 members of senior management at a subscription price of €25.00, now €20.26;

•	as of August 12, 2002, 247,000 options were granted to members of the Board of Management and 154 members of senior management at a subscription price of €17.65, now €12.91;

•	as of January 16, 2003, 258,500 options were granted to members of the Board of Management and 168 members of senior management at a subscription price of €8.35, now €3.61 and

•	as of January 16, 2004, 254,000 options were granted to members of the Board of Management and 161 members of senior management at a subscription price of €13.43, now €8.69.

Overall, a total of 1,512,000 options were granted within the framework of the stock option plan, of which 283,500 options expired without compensation as a result of the termination of the employment relationship of plan participants due to employee turnover. Options that had been granted in 2003 were exercised for the first time in 2005. Thus, the participants exercised a total of 128,500 options from 2003 during the exercise window defined in accordance with the plan conditions

Back to Contents

at a subscription price of €3.61. In 2006, 167,000 options were exercised by participants: 53,000 options from 2002 at €12.91, 18,000 options from 2003 at €3.61 and 96,000 options from 2004 at €8.69. This means that a total of 933,000 options are still available for exercise.

Stock Appreciation Rights Plan 2005 (SAR Plan 2005)

The SGL shareholders approved the SAR Plan 2005 at the ordinary Annual General Meeting of April 30, 2004. This plan provides for the granting of stock appreciation rights (SARs), whose appreciation of value entitles those entitled to participate to subscribe to the Company’s shares. A maximum of up to 1,600,000 new shares from contingent capital against contribution in kind has been provided to service the SAR Plan 2005. The SARs may be granted through the end of 2009. The SAR Plan 2005 went into effect on January 1, 2005.

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

Of the total of 1,600,000 subscription rights that can be granted to those entitled to SARs, a maximum of 30% may be to members of the Board of Management of SGL Carbon AG, with a maximum of 20% to those participating in the SAR Plan who are members of the senior management of affiliated companies. Other members of senior management of SGL Carbon AG and of affiliated companies participating in the SAR Plan have access to the remaining 50% of the subscription rights. To the extent that the subscription rights of the members of the Board of Management of the Company or of the senior management of the affiliated company who participate in the SAR Plan do not fully use up the above-mentioned shares, these subscription rights may be granted to the other members of senior management of the Group. Those entitled to participate who belong to more than one of the above-mentioned groups may only receive subscription rights as a member of one of the groups and from the share of the subscription rights that is provided for that particular group.

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

The granting of the SARs to those entitled to participate may only occur within defined annual periods – the so-called “reference windows”. A reference window may be a period of up to ten stock market trading days following, respectively, the financial year-end or the disclosure of the SGL Carbon AG for its first, second or third quarter results.

A SAR that has been granted may be exercised at the earliest after expiration of a waiting period of two years after the SAR is granted (“waiting period”) and only during defined periods (“exercise window”). Exercise windows are open for a period of up to ten stock market trading days, beginning on the day following the Company’s disclosure of its financial results for the first, second and the third quarters. Furthermore, a SAR may only be exercised if after the expiry of the waiting period at the beginning of the exercise window the targets set out in the SAR conditions have been

Back to Contents

met. For 75% of the SARs granted to each of those entitled to participate, the target is the increase in total shareholder return (“TSR”) of a SGL share (“absolute performance target”). Only a relative target is applicable for the remaining 25% of the SARs. This portion of the SARs may only be exercised if the development of the SGL share corresponds at least to the development of theM-DAX.

The TSR is defined as the absolute rise of the SGL share price between the time the SAR is granted and the time it is exercised plus the dividends paid by the Company during this period and the value of the subscription rights. The target is met if the TSR has reached at least 15% of the strike price.

The relative performance target is defined as the relative rise of the SGL share price between the period when the SAR is granted and is exercised plus dividends paid by the Company during this period and the value of subscription rights compared with the development of the benchmark index during the same period. The benchmark index is the M-DAX of the German Stock Exchange (Deutsche Börse), or a substitute index representing mid-cap values. For the target to be met, the development of the relative rise of the SGL share price must be at least equivalent to the benchmark index.

If one of the two performance targets in an exercise window is not met, only those SARs may be exercised whose target is met; the SARs whose target is not met during the exercise window, may be exercised during a later exercise window of the exercise period if the target is then met.

Finally, in exercising their SAR-related shares, those entitled to participate must hold at least the number of shares of SGL Carbon AG for an additional twelve months, corresponding in value to 15% of gross proceeds.

In the reporting year, a total of 630,200 SARs were granted on January 13, 2006 at a strike price of €14.51. In 2005, a total of 605,500 SARs were granted at a strike price of €9.74. The grant date was January 14, 2005. In total, 1,235,700 SARs have been granted to date as part of the SAR plan, of which 15,000 expired without compensation as a result of the termination of the employment relationship of plan participants.

The stock option programs developed as follows:

	SAR 1996 Number	SAR 1996 Av. price in €	SAR 2005 Number	SAR 2005 Av. price in €	Share plan Number	Share plan Av. price in €	Stock option plan Number	Stock option plan Av. price in €

Balance at 1/1/2006	109,450	45.79	605,500	9.74	113,343	10.10	1,100,000	26.97
Additions	0	0.00	630,200	14.51	102,723	15.50	0	0.00
Expired	-109,450	45.79	0	0.00	0	0.00	0	0.00
Returned	0	0.00	-15,000	12.12	0	0.00	0	0.00
Exercised	0	0.00	0	0.00	0	0.00	-167,000	9.48

Balance at 12/31/2006	0	0.00	1,220,700	12.17	216,066	12.67	933,000	30.12

Range of exercise prices			9.74-14.51		10.10-15.50		3.61-67.71
Expiry dates	Mar. 2006		Dec. 14/15		Mar. 07/08		2009-2013
Fair value at
12/31/2006 (€m)	0.0		8.0		4.0		3.7

The tranches from the SAR Plan (1996) as well as the tranches from the Stock Option Plan from 2000 through January 2002 are “out of the money”. The fair value is thus zero, since the exercise price exceeds the actual market price. The tranches from the Stock Option Plans from August 2002, 2003 and 2004 with an exercise price of €12.91, €3.61 and €8.69 respectively are in the money as of year-end 2006 and, with a share price of €18.71 as of December 31, 2006, have a fair value of €5.80, €15.10 and €10.02 respectively. This corresponds to a total value of €3.7 million. In 2006, a total of 167,000 options were exercised from the Stock Option Plan. This took place during three trading windows in 2006, during which the average share price in financial 2006 was €17.08 for

Back to Contents

the 2002 Stock Option Plan, €16.41 for the 2003 Stock Option Plan and €17.00 for the 2004 Stock Option Plan.

The weighted average remaining maturity of SAR 2005 is 8.5 years, of the Matching Share Plan 0.7 years and of the Stock Option Plan 5.0 years. The weighted average exercise price for the Stock Option Plan at December 31, 2005 was €30.12 (December 31, 2005: €26.97). On the grant date of the SARs, January 13, 2006, the closing price of the SGL share was €15.46 (January 14, 2005: €10.35).

As equity instruments, all newly granted instruments since November 7, 2002, comprising the Stock Option Plans 2003 and 2004 and the SAR 2005, are to be accounted for under IFRS 2. During financial 2006, the SAR 2005 resulted in total expense of €3.3 million (2005: €2.0 million, for SAR 2005 and SOP 2004). The SARs were valued on the day the plans were granted based on a Monte Carlo simulation, considering the market conditions described above (TSR increase and M-DAX index). SGL-specific measurement parameters and a special exercise behavior of such employee options are assumed. Various parameters are included in the valuation and impact the value of the options, such as anticipated future dividends, which were calculated for the 2006 tranche of the SAR at €0.01 for 2009 and then rising to €0.07 in 2015 and for the 2005 tranche at €0.07 for 2007 and then rising to €0.15 in 2014. The assumed interest rates are 3.22% for the SAR 2006 and 3.56% for SAR 2005. To determine the volatilities, the period from June 1, 1995 to January 13, 2006 and June 1, 1995 to December 1, 2004 was used. In view of the antitrust proceedings initiated and the fines announced in the period from 1998 to 2002, the volatilities were adjusted by the price fluctuations occurring in this period. For the SAR tranche, a volatility of 41.38% was calculated in 2006, while for SAR 2005 the volatility was 41.74%.

The fair value of the SARs granted in 2005 is €4.40 per SAR, and €6.87 per SAR granted in 2006. The fair value from a total of 102,723 shares in the Matching Shares Plan per granted share was €15.50 in 2006 and is calculated using the share price on the day of grant. Expenses for the Matching Share Plan in 2006 totaled €1.2 million. Provisions for the Matching Share Plan as at December 31, 2006 totaled €1.6 million (2005: €0.4 million).

32.	Exemption in accordance with the German Commercial Code

The following companies, which are included in the Consolidated Financial Statements of SGL Carbon AG, made use of the provision in Article 264 Paragraph 3 of the German Commercial Code:

•	SGL CARBON GmbH, Meitingen, Germany

•	SGL CARBON Beteiligung GmbH, Wiesbaden, Germany

•	SGL TECHNOLOGIES GmbH, Meitingen, Germany

•	SGL BRAKES GmbH, Meitingen, Germany

33.	Declaration of Compliance with the German Corporate Governance Code

The Executive Committee and the Supervisory Board declare that the Company is in compliance with the recommendations of the “Government Commission on the German Corporate Governance Code” (“Regierungskommission Deutscher Corporate Governance Kodex”) in the version dated June 12, 2006 (publication as of July 24, 2006) as published by the Federal Ministry of Justice in the section of official notices of the electronic Federal Gazette. The Executive Committee and the Supervisory Board further declare that the Company had been in compliance with the recommendations of the Government Commission on the German Corporate Governance Code since the delivery of the last statement December 12, 2006. The following exceptions thereto apply:

•	Code section 3.8 (2): The liability insurance taken out by the Company for the Executive Committee and Supervisory Board (D&O Insurance) does not contain any deductible. We are generally of the view that the agreement of a deductible does not serve to enhance responsible action on the part of the Executive Committee and the Supervisory Board. Moreover, a deductible is not customary in foreign countries, nor is it customary for many German companies.

Back to Contents

•	Code section 4.2.5 (2) and (3): No individualized information on the annual appropriation to pension provisions or pension funds in the case of pension commitments for Executive Committee members and no information on the type of ancillary benefits provided to Executive Committee members by the Company. The Notes to the Consolidated Financial Statements already contain detailed information on the remuneration of the individual members of the Executive Committee pursuant to the requirements of the Disclosure of Board Compensation Act (Vorstandsvergütungsoffenlegungsgesetz).

•	Code section 5.4.3. 1st sentence: In our view, the election by list (Listenwahl) to the Supervisory Board generally better serves the overall responsibilities of the Supervisory Board. This also better guarantees balanced appointments to the Supervisory Board. The annual meeting of shareholders can resolve the election of individual candidates (Einzelwahl) at any time and immediately carry out this form of election upon a majority vote.

Code section 5.4.3. 3rd sentence: According to the applicable law, the members of the Supervisory Board elect the chairman of the Supervisory Board among themselves in a free vote. We are of the opinion that the members of the Supervisory Board must remain free in making their decision and may therefore not be exposed to the possibly improper influence of third parties. This consideration could be undermined by a public announcement of the candidates. Aside from this, it appears to be little practical use to have nominations accepted for candidates to the chairmanship of the Supervisory Board on a specific date on which it is not even certain that these candidates will be elected to the Supervisory Board.

•	Code section 5.4.7: The articles of incorporation of SGL Carbon AG provide for fixed remuneration for Supervisory Board members and additional remuneration for their work in committees. We are of the view that this rule is appropriate to our Company, it has proven to be useful in the past and that it should thus be maintained for the foreseeable future.

The Corporate Governance Principles of SGL Carbon AG furthermore satisfy with virtually no exception the non-obligatory suggestions of the Corporate Governance Code.

34.	Events occurring after the balance sheet date

On January 26, 2007, subject to the approval of the antitrust authorities, the SGL Group acquired shares in Kümpers GmbH & Co KG. SGL and Kümpers intend to jointly use the growth opportunities in glass and carbon fibers. SGL holds 51% of the shares in the new joint venture SGL Kümpers GmbH & Co KG. The plan was approved by the German Federal Cartel Office on February 21, 2007. The company will be consolidated in the second quarter 2007 in the SGL Group Consolidated Financial Statements and will contribute approx. 1% to consolidated sales.

As of December 31, 2006, SGL Carbon S.A., Belgium, was recognized under assets/liabilities held for sale. The sale was closed by way of a transfer of shares in February 2007.

On May 10, 2007 the European Court of Justice (ECJ) announced its decision in the speciality graphite case. thereby confirming the judgement of the European Court of First Instance (CFI) from June 15, 2005. The CFI had reduced the €27.75 million fine originally imposed by the European Commission to €18.45 million.

In February 2007, the SGL Group paid the antitrust fine for special graphite of €22.3 million including the interest incurred to the EU. Payment of the fine does not imply we will not appeal the amount of the fine.

In May 2007, SGL Group concluded its new refinancing, which was officially announced on May 2, 2007. The new financing, comprising the new Senior Facility, the €200.0 Corporate Bonds, and €200.0 convertible bonds issued on May 16, 2006 (the “Convertible Bonds”), completely replaced our existing bank syndicated facilities (the “Old Facilities”) and the Old Senior Notes issued in connection with SGL Group’s refinancing in 2004. The Senior Facility provides for a €75.0 million revolving credit facility (with the remaining €125.0 million making up an acquisition facility).

Back to Contents

On May 25, 2007 SGL announced that it would voluntarily delist its ADRs from the NYSE effective June 22, 2007 and terminate its ADR program effective June 25, 2007. In addition, SGL intends to deregister from its reporting obligations under the Exchange Act as soon as provided for under new SEC rules. Holders may cancel their ADRs, free of any cancellation charge, and receive ordinary shares at any time prior to August 24, 2007. The shares underlying any ADRs remaining after this date will be sold for the account of the ADR holders.

On June 4, 2007 the SGL Group has signed a contract with chinese graphite producer, Shanxi Quanhai Graphite Co. Ltd. in Shanxi/Central China, to establish a company for the production of specialty graphite in China. The agreement is pending requiring final approval by the appropriate government bodies in China. The SGL Group will have 75% ownership of the new company.

In the second quarter of 2007, SGL Group and Tokai Carbon Co., Ltd. (Japan) further enhanced their cooperation by setting up a company (“SGL Tokai Process Technology Ltd.”) for the production and sale of process technology products for the Asian market, in particular China, Japan and Korea. SGL Group holds 51% and Tokai Carbon Co., Ltd. holds 49% of the shares in the company.

Wiesbaden, June 25, 2007
SGL CARBON AG
The Board of Management

Back to Contents

35.	Significant Differences between International Financial Reporting Standards (IFRS) and United States Generally Accepted Accounting Principles (U.S. GAAP)

Since 2001 the SGL Group prepares its Consolidated Financial Statements in accordance with IFRS. International Financial Reporting Standards differ in certain significant respects from U.S. GAAP. The significant differences that affect the consolidated net income (loss) and shareholders’ equity of the SGL Group are set out below.

In the annual report filed with the SEC for the year ended December 31, 2005 all amounts presented for comparative purposes in 2004 under IFRS were restated due to the change in consolidation and retrospective application of IFRS 2 in accordance with its transition provisions. For details please see also Note 2.

Reconciliation to U.S. GAAP

The following is a summary of the significant adjustments to net income (loss) and shareholders’ equity which would be required if U.S. GAAP had been applied instead of IFRS. The translation of Euros into U.S. dollars has been made solely for the convenience of the reader at December 31, 2006 exchange rate, of U.S. $1.3170 = €1.00. No representation is made that such amounts in Euros could have been or could be converted into U.S. dollars at that or any other exchange rate on such date or any other dates:

All amounts in million except per share data	Note		2006	2006	2005	2004

			US-$	Euro	Euro	Euro
Net income (loss) per IFRS as reported in the consolidated income statement			53.6	40.7	28.2	(86.4)
Adjustments to conform with U.S. GAAP:
Business acquisition and goodwill	(a	)	0.0	0.0	0.0	0.0
Internal use software / Development cost / Tangible assets	(b	)	0.1	0.1	3.2	(1.5)
Pre-production development cost	(c	)	(2.2)	(1.7)	(0.7)	0.0
Pension provision	(d	)	0.4	0.3	0.3	0.9
Incentive plans	(e	)	0.0	0.0	0.0	1.3
Early retirement	(f	)	0.8	0.6	0.7	(1.2)
Revenue recognition	(g	)	11.7	8.9	(8.9)	0.0
Deferred Taxes – IFRS to U.S. GAAP reconciliation	(h	)	12.8	9.7	0.0	(1.0)

Net income (loss) in accordance with U.S. GAAP			77.2	58.6	22.8	(87.9)
Basic earnings (loss) per share in accordance with U.S. GAAP			1.25	0.95	0.40	(1.68)
Diluted earnings (loss) per share in accordance with U.S. GAAP			1.25	0.95	0.40	(1.68)

Shareholders’ equity per IFRS as reported in the consolidated balance sheet			586.1	445.0	322.1	267.3
Adjustments to conform with U.S. GAAP:
Business acquisition and goodwill	(a	)	60.8	46.2	50.1	44.5
Internal use software / Development cost / Tangible assets	(b	)	(1.2)	(0.9)	(1.1)	(4.2)
Pre-production development cost	(c	)	(3.5)	(2.7)	(1.1)	(0.3)
Pension provision	(d	)	(96.2)	(73.1)	(63.7)	(33.0)
Incentive plans	(e	)	0.0	0.0	0.0	(2.2)
Early retirement	(f	)	3.4	2.6	2.0	1.3
Revenue recognition	(g	)	0.0	0.0	(8.9)	0.0
Deferred Taxes – IFRS to U.S. GAAP reconciliation	(h	)	18.7	14.2	0.3	0.0

Shareholders’ equity in accordance with U.S. GAAP			568.1	431.3	299.7	273.4

Back to Contents

a)	Business Acquisitions and Goodwill

Prior to the adoption of IAS 22 (revised 1993) on January 1, 1995, the Group wrote-off all goodwill directly to equity in accordance with IFRS existing at that time. The adoption of IAS 22 (revised 1993) did not require prior period restatement. Accordingly, a U.S. GAAP difference exists with respect to the recognition of goodwill and its related amortization before January 1, 1995. For the purpose of the reconciliation to U.S. GAAP, the pre-1995 goodwill was amortized through the Consolidated Income Statements over the estimated useful lives between five and 20 years. Another U.S. GAAP difference exists with respect to the amortization of goodwill after January 1, 2002 and until December 31, 2003. Since January 1, 2002 under U.S. GAAP goodwill is no longer amortized over the estimated useful life instead an annual impairment test per FAS 142 (“Goodwill and other Intangible Assets”) must be performed. Starting January 1, 2004, in accordance with IFRS 3 goodwill is no longer amortized.

The SGL Group’s U.S. GAAP unamortized positive goodwill at December 31, 2006 and 2005 was €110.1 million and €116.9 million, respectively (€63.9 million and €66.8 million, respectively, capitalized under IFRS). The Company estimates that at December 31, 2006 and 2005, such net goodwill would be allocated among its industry segments as follows: Carbon and Graphite: € 46.9 million and €50.3 million, respectively, Graphite Specialties: €24.0 million and €25.4 million, respectively, and SGL Technologies: €39.2 million and €41.2 million, respectively.

Our annual FAS 142 impairment analysis was performed as of September 30, 2006, and there was no impairment. As of December 31, 2006 and 2005, the Company had no indefinite – lived identifiable intangible assets.

Goodwill is tested for impairment using a two-step process that begins with a determination of the fair value of the reporting unit. The first step is a preliminary test to determine if any potential impairment exists and the second step measures the amount of impairment, if any. For estimating future cash flows, we use our internal budgets. Future cash flows are discounted at a SGL Carbon-specific interest rate before taxes (2006: 12.3%, 2005: 12.2%).

FAS 142 describes the reporting unit as an operating segment, as that term is used in FAS 131, or one level below the operating segment, depending on whether certain criteria are met. The operating segment is the highest level within the company that can be a reporting unit. Guidance used to identify an operating segment was

–	whether the component constitutes a business per EITF 98-3,

–	if discrete financial information is available,

–	whether the segment is reviewed by the company’s chief operating decision maker and

–	if there are similar economic characteristics within the segment.

Based on the above our three current reporting units reflect the way SGL manages its operations. The above criteria are met only on the level of the operating segment or so called “Business Areas”.

Purchased goodwill is allocated to the segments based on allocation of identifiable net assets to the business areas.

In the first quarter 2005 SGL sold its consolidated subsidiary SGL ACOTEC GmbH, Siershahn (Germany) including most of its subsidiaries. In 2004 SGL wrote off all remaining Acotec goodwill amounting to €14.5 million under IFRS, which was included in discontinued operations.

All changes in the Euro amount of the IFRS to U.S. GAAP reconciliation item regarding goodwill in 2006 and 2005 were only a result of changes in foreign exchange rates.

b)	Internal Use Software/ Development costs / Tangible Fixed Assets

Statement of Position (SOP) 98-1 (“Accounting for the Costs fo Computer Software developed or obtained for internal use”) provides U.S. GAAP guidance on accounting for the costs of computer software developed or obtained for internal use. Under U.S. GAAP overhead costs should not be capitalized as costs of internally developed software while under IFRS directly attributable overhead costs are allowed to be capitalized. During the year ended December 31, 2006 and 2005 the SGL

Back to Contents

Group capitalized software costs in the amount of €0.8 million and €1.0 million, respectively under U.S. GAAP. The accumulated amount of this reconciling item as of December 31, 2006 and 2005 was €(2.6) million and €(3.0) million, respectively. The unamortized software costs as of December 31, 2006 and 2005 amounted to €7.9 million and €8.5 million, respectively and the amortization in 2006, 2005 and 2004 amounted to €1.2 million, €1.6 million and €1.0 million, respectively. The amortization in 2006 decreased because the useful life was extended from 7 to 10 years (see also note 10).

Under IFRS development expenses can be capitalized if future economic benefits will flow to the company. In 2005 and 2004 SGL capitalized development cost of €1.5 million and €2.9 million for its ceramic disc brake, respectively before this asset was sold in connection with the cooperation agreement with Audi in July 2005. U.S. GAAP does not allow the capitalization of such costs. Accordingly, these costs were expensed as incurred in 2005 and 2004. Thus, the gain under U.S. GAAP was €4.4 million higher, than under IFRS. The accumulated amount of this reconciling item as of December 31, 2005 and 2004 was €0.0 million and €(2.9) million, respectively.

U.S. GAAP requires the capitalization of interest costs as part of the historical cost of fixed assets requiring a period of time to construct. Per IFRS benchmark treatment, interest cost (“Borrowing Costs”) should be recognized as an expense in the period in which they occur. The company has elected to use the IFRS benchmark treatment, which results in a reconciliation difference to U.S. GAAP for the capitalization of borrowing costs. During the years ended December 31, 2006, 2005 and 2004 the SGL Group did not capitalize interest under U.S. GAAP. The years 2006, 2005 and 2004 include amortization of previously capitalized interest amounting to €0.2 million, €0.3 million and €0.3 million respectively. The accumulated amount of this reconciling item as of December 31, 2006 and 2005 was €1.7 million and €1.9 million, respectively.

c)	Pre-production development cost

Under IFRS development expenses can be capitalized if future economic benefits will flow to the company. Under EITF 99-5 costs to perform certain services related to the design and development of the products it will sell under long-term supply arrangements and costs to design and develop molds, dies, and other tools that will be used in producing those products should be expensed as incurred, unless they are reimbursed or a non-cancelable right to use exists. Certain pre-production expenses incurred by one of our domestic subsidiaries in 2006 and 2005 (€1.7 million and €0.7 million, respectively) and one of our U.S. subsidiaries in previous years (€0.3 million) did not meet the requirements as specified under EITF 99-5 (Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements). Accordingly we recorded an U.S. GAAP adjustment to expense these amounts.

d)	Pension Provisions

Under IFRS, pension costs and similar obligations are accounted for in accordance with IAS 19, “Employee Benefits”. IAS 19 (“Employee Benefits”) as applied by the Group is substantially similar to the methodology required under FAS 158 (“Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)”) and FAS 87 (“Employers’ Accounting for Pensions”). The transition provisions under IAS 19 permit the cumulative effect of an accounting change to be either recognized immediately or delayed and recognized on a straight-line basis over a period of up to five years from the date of adoption of IAS 19 (its transition period ends in 2004 for enterprises adopting IAS 19 as of its effective date).

In addition, there is a difference in the measurement dates used for valuation of the US pension funds under IFRS and U.S. GAAP. Under IFRS, a measurement date of December 31st is used, while a September 30th date, which does not coincide with the end of the Company’s fiscal year, is used for U.S. GAAP. In the first fiscal year ending after December 15, 2008 as required in its transition provisions, SGL Group will adopt the requirement in FAS 158 (“Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)”) to measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year. For the German plan a September 30th measurement date is used both under IFRS and U.S. GAAP.

Back to Contents

Besides under IFRS changes in the market value of plan assets are included in the valuation using the 10% corridor approach, while they are deferred over 5 years under U.S. GAAP.

SGL Group used FAS 87 to account for pensions under U.S. GAAP up to December 31, 2005. Under FAS 87 the net present value of defined benefit plans for services already rendered to date is represented by the Accumulated Benefit Obligation (ABO) whereas the employees final benefit entitlement at regular retirement age may be higher than the fixed benefits at the measurement date due to the inclusion of future increases in compensation or benefits. The net present value of such a future benefit entitlement is the Projected Benefit Obligation (PBO). The pension provision included in the balance sheet is equal to the PBO, when the assumptions used to calculate the PBO such as the discount rate and compensation increases are achieved. Assumed discount rates, compensation increases and pension progression rates used in calculating the PBO together with long-term rates of return on plan assets vary according to the economic conditions of the country in which the retirement plans are situated, as well as capital market performance.

In the case of funded plans, the market value of the external assets is netted against the benefit obligations resulting in an under- or overfunding of the PBO. Typically, due to actuarial gains and losses, like differences between the actual and assumed discount rate, compensation increase, and due to the difference between expected and actual return on plan assets, the asset or liability recorded on the balance sheet is different than the under- or overfunding of the PBO, because such actuarial gains and losses and gains and losses on plan assets were deferred under the 10% corridor valuation approach up to December 31, 2005. Under FAS 87, if the difference was so significant that the current benefit obligation represented by the ABO (or the amount thereof not funded by plan assets) exceeds the liability recorded on the balance sheet, such liability had to be increased. The ABO was referred to as the Minimum Liability and an accrued pension liability that was at least equal to this Minimum Liability had to be recognized in the balance sheet. The required increase in the liability was referred to as the Additional Minimum Liability, and resulted in the recognition of either an intangible asset, a component of shareholders’ equity (as a reduction) in Other Comprehensive Income or both. The recognition of the Additional Minimum Liability resulted in the elimination of any existing prepaid pension asset balance on a plan-by-plan basis. The Additional Minimum Liability caused by the underfunded ABO totaled €67.6 million at year-end 2005 (2004: €35.7 million). At year end 2005, €1.2 million (2004: €0.6 million) were capitalized as an intangible asset.

For the financial year 2006, we adopted FAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — An Amendment of FASB Statements No. 87, 88, 106, and 132(R)”. FAS 158 requires the immediate recognition of the funded status of our pension plans on our Consolidated Balance Sheets. After adoption of this standard, all accumulated net actuarial losses and unamortized prior service costs are recognized in the December 31, 2006 Consolidated Balance Sheet. However, FAS 158 does not affect the recognition of pension cost and, therefore, the accumulated actuarial losses and unamortized prior service costs have not been recognized in our Consolidated Income Statements.

With the adoption of FAS 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans”, the recognition of a minimum pension liability is eliminated. Under FAS 158 the funded status of defined-benefit pension plans is recognized as an asset (overfunded plans) or liability (underfunded plans) in the Consolidated Balance Sheets with respective adjustments in accumulative other comprehensive income. Under IAS 19, unlike with FAS 158, current actuarial gains/losses and prior service cost continue to remain unrecognized in the balance sheet but are disclosed in the Notes to the Financial Statements.

Back to Contents

The following table summarizes the effects of adopting SFAS No. 158 as of December 31, 2006:

In millions of €	Before adoption of FAS 158	Effect of adopting FAS 158	After adoption of FAS 158

Provisions for pensions and other employee benefits	164.8	75.8	240.6
Additional minimum liability	52.7	-52.7	0.0

Total	217.5	23.1	240.6

Accumulated other comprehensive income is comprised of the following components as of December 31, 2006:

Items not yet recognized as a component of net periodic pension cost
Transition obligation	0.0
Net losses	75.3
Prior service credit	0.5

Total	75.8

The effect of adopting SFAS 158 on shareholder’s equity amounts to €23.1 million. Deferred income taxes on this effect amount to €6.5 million.

Under IFRS, the Company included €13.1 million, €13.5 million and, €13.3 million in 2006, 2005 and 2004, respectively of interest costs associated with the Company’s provision for pension and similar obligations in interest expense. U.S. GAAP does not allow the interest cost associated with the provision for pension and similar obligations to be recorded as a component of interest expense. Under U.S. GAAP, the interest component of the pension expense is included in operating profit.

For postretirement benefits, the primary difference between IFRS and U.S. GAAP is similar to that of the pension plans, in that different measurement dates are used. Under U.S. GAAP a September 30th measurement date is used while IFRS a December 31st date is used. In addition, under U.S. GAAP SGL Group is amortizing an amount for the unrecognized prior service cost while under IAS 19, SGL Group has recognized the full amount immediately.

e)	Incentive Plans

As of January 1, 2005 the SGL Group adopted IFRS 2 “Share-based payment”. IFRS 2 deals with accounting for share-based payment transactions, including grants of share options to employees and specifies the financial reporting by an entity when it undertakes a share-based payment transaction and requires an entity to reflect in its profit or loss and financial position the effects of share-based payment transactions, including expenses associated with transactions in which share options are granted to employees. Pursuant to its transition provisions, IFRS 2 was applied retrospectively to all share-based payments instruments granted since November 7, 2002, that were still outstanding when the standard became effective. IFRS 2 required prior year amounts presented for comparative purposes to be restated. This also included a restatement to the opening balance of the retained earnings in the earliest period presented. Generally, IFRS 2 is consistent with the accounting under FAS 123(R) “Accounting for Share-based Compensation”. Specifically with regard to the incentive plans SGL has in place, there are no differences between IFRS 2 and FAS 123(R) accounting.

For U.S. GAAP purposes, SGL therefore elected to adopt FAS 123(R) early, as encouraged in its transition provisions, as of January 1, 2005 using the modified prospective method. Adopting FAS 123(R) involved recognizing compensation cost with a corresponding increase in equity for all awards granted after January 1, 2005, as well as for earlier grants with regard to its remaining service period as of that date. Thus, starting from 2005, there is no IFRS – U.S. GAAP reconciliation difference.

Back to Contents

Because SGL elected to adopt FAS 123(R) as of January 1, 2005, prospectively from that date, as is permitted in its transition provisions, rather than retrospectively, the U.S. GAAP accounting in 2004 remained unchanged, i.e. SGL continued to apply APB 25 “Accounting for Stock issued to Employees” to all incentive plans, as was permitted by FAS 123 “Accounting for Share-based Compensation”.

However, since all prior years had to be restated due to the retrospective implementation of IFRS 2 in 2005, the U.S. GAAP reconciliation item for 2004 needed to be adjusted accordingly. As adjusted, it includes the following:

With regard to the Stock Option Plan, compensation cost was recognized in the amount of intrinsic value of the options on grant date, which had been zero, rather than its fair value used under IFRS 2. Thus, the IFRS 2 compensation cost recognized in 2004 was added back for U.S. GAAP purposes.

By contrast, the instruments granted under the Stock Appreciation Rights Plan 1996 were not subject to IFRS 2 accounting, i.e. prior to IFRS 2 adoption, no compensation cost was recognized on those instruments for IFRS purposes. However, those instruments had a positive intrinsic value on grant date and for U.S. GAAP purposes, it was debited to compensation cost and credited to liability during the underlying service period in 1997 – 2000. This liability was reclassified to additional paid-in capital for forfeited SARs and continued to be recognized for U.S. GAAP purposes as of December 31, 2004 for outstanding SARs. As of December 31, 2005, the remaining liability was reclassified to additional paid in capital due to the end of term of those SARs.

f)	Early retirement

Included in this reconciling item are early retirement contracts in Germany, in which incremental compensation costs SGL Group incurs under such contracts are recognized under IFRS immediately once a binding contractual agreement has been entered into. The early retirement contracts in the SGL Group are generally set up according to the block model. Under such block model early retirement agreements, the employee works full time during the employment phase although in this period he or she is only paid according to the part-time agreement apart from the incremental compensation received. By this means, during the employment phase, the employer accrues the portion of current wages that will be paid out in the future. Under FAS 112 “Employers‘ Accounting for Postemployement Benefits” and EITF 05-5 “Accounting for the Early Retirement Programs and Similar Type Agreements” the complete compensation that the employee receives during the released phase (continued part time compensation and the incremental compensation) are accrued over the employees’ service period (employment phase). The addition to provisions begins with the signing of the part time retiree agreement. After the employment phase has ended and the employee enters into the released phase, the total compensation that the employee will receive during the released phase must have been be reserved.

g)	Revenue Recognition

Audi and SGL entered into a cooperation agreement in 2005, which targeted to develop SGL’s existing carbon ceramic brakes technology for mass production. Under IFRS the components of these cooperation agreement were accounted for as separate agreements in order to reflect the economic substance of the transaction. Pursuant to paragraph 9 of EITF 00-21 “Revenue Arrangements with Multiple Deliverables”, a delivered item is accounted for as a separate unit if 1) the delivered item has value on a standalone basis, 2) there is an objective and reliable evidence of the fair value of the undelivered items, and 3) when the customer has a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor. After testing for these conditions, two items of the agreement were seen as one unit for revenue recognition purposes and a determinable period of performance existed from July 2005 to December 2006 and therefore revenue was recognized per “Proportional-Performance Method” (SAB 104) ratably over that period of performance. Accordingly the gross revenue related to the delivered component of the cooperation agreement was recognized immediately under IFRS but was deferred under U.S. GAAP as of December 31, 2005. As the performance period ended on

Back to Contents

December 31, 2006 the IFRS to U.S. GAAP difference reversed in 2006 and there is no more difference as of December 31, 2006.

h)	Deferred Taxes – IFRS to U.S. GAAP Reconciliation

Some of the items discussed above create additional differences between the book value (according to U.S. GAAP) and tax basis of the assets and liabilities, requiring the recognition of associated deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for all timing differences between the book and tax basis of the assets and liabilities using future statutory tax rates. For U.S. GAAP purposes, a valuation allowance is established when it is more likely than not, that deferred tax assets will not be realized. A valuation allowance was recognized for the portion of the deferred tax assets that the Company projected will not be realized considering primarily the effects of future reversals of temporary differences and tax planning strategies. Accordingly, we have recognized an offsetting valuation allowance on all deferred tax assets in excess of deferred tax liabilities for U.S. GAAP reconciliation items in Germany and the United Kingdom.

The positive development of our business in the USA in 2006 enabled us to use our tax loss carryforwards. Accordingly we reversed the valuation allowances in relation to deferred taxes in the USA under IFRS. Due to the higher pension provision accounted for under U.S. GAAP for our US-companies, resulting from the adoption of FAS 158, this generated a higher deferred tax asset amounting to €12.4 million as of December 31, 2006 under U.S. GAAP and accordingly an IFRS to U.S. GAAP deferred tax adjustment exists.

i)	New IFRS and U.S. GAAP standards not yet adopted

The effects of IFRSs and IFRICs not effective or not yet endorsed by the European Union in the reporting year 2006

The IASB issued a revised IAS 23 Borrowing Costs. The main change from the previous version is the removal of the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalize borrowing costs as part of the cost of such assets. The revised Standard applies to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January, 1 2009. Earlier application is permitted. The SGL Group has not capitalized borrowing costs and has followed the benchmark treatment to recognize borrowing costs as an expense in the period in which they incurred. The SGL Group is currently evaluating the effect of IAS 23 on its Consolidated Financial Statements.

IFRS 7 “Financial Instruments: Disclosures” requires more extensive disclosure regarding financial instruments. The disclosure requirements in IAS 32 were incorporated into IFRS 7 and extended. In addition to the existing disclosure requirements regarding the approach, presentation and measurement of financial instruments, additional information is required regarding the type and extent of risks stemming from financial instruments. As SGL Group already publishes extensive information in its Notes to the Financial Statements regarding such risks, it is not expected that this will have any material effect on the Consolidated Financial Statements of the SGL Group. IFRS 7 is to be applied for reporting years beginning on or after January 1, 2007.

IFRS 8 “Operating Segments” replaces IAS 14 and adopts the ‘management approach’ to reporting on the financial performance of operating segments, that corresponds to SFAS 131 “Disclosures about Segments of an Enterprise and Related Information”. IFRS 8 will require segmentation based on the internal reporting structure and associated with this the disclosure of management information used for evaluating segment performance and making decisions on allocation of resources to operating segments. IFRS 8 shall be applied for reporting years for the periods beginning on or after January 1, 2009. Earlier application is permitted. As SGL Group uses the same performance indicators for external reporting as for internal management reporting, it is expected that IFRS 8 will not have a material effect on the Consolidated Financial Statements of the SGL Group.

IFRIC 9 “Reassessment of Embedded Derivatives” clarifies the accounting for embedded derivatives according to IAS 39. The interpretation concludes that an entity, when it first becomes a

Back to Contents

party to a contract, must assess whether any embedded derivatives contained in the contract are required to be separated from the host contract and accounted for as if they were stand-alone derivatives. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. IFRIC 9 is to be applied to reporting years for the periods beginning on or after June 1, 2006. Earlier application is permitted. IFRIC 9 will have no material effect on the Consolidated Financial Statements of the SGL Group.

IFRIC 10 “Interim Financial Reporting” addresses the interaction between the requirements of IAS 34 “Interim Financial Reporting” and IAS 36 “Impairment of Assets” and IAS 39 “Financial Instruments: Recognition and Measurement.” The interpretation concludes that where an entity has recognized an impairment loss in an interim period according to IAS 36 or IAS 39, that impairment should not be reversed in subsequent interim financial statements or in annual financial statements. IFRIC 10 shall be applied for reporting years for the periods beginning on or after November 1, 2006. Earlier application is permitted. IFRIC 10 will have no material effect on the Consolidated Financial Statements of the SGL Group.

IFRIC 11 “Group and Treasury Share Transactions” regulates how to apply IFRS 2 to share-based payment arrangements involving an entity’s own equity instruments or equity instruments of another entity in the same group. The interpretation requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity instruments to be accounted for as an equity-settled share-based payment transaction, regardless of whether the entity chooses or is required to buy those equity instruments from another party to satisfy its obligation to its employees. The interpretation also provides guidance on whether share-based payment arrangements, in which suppliers of goods or services of an entity are provided with equity instruments of the entity’s parent, should be accounted for as cash-settled or equity-settled in the entity’s financial statements. IFRIC 11 shall be applied for reporting years for the periods beginning on or after March 1, 2007. Earlier application is permitted. We are currently evaluating the impact of this IFRIC on the Consolidated Financial Statements of the SGL Group.

IFRIC 12 “Service Concession Arrangements” regulates the accounting for service concessions arrangements between private sector companies and government or other public sector entities to provide public services. IFRIC 12 will have no effect on the Consolidated Financial Statements of the SGL Group.

New U.S. GAAP accounting standards not yet adopted:

FAS 157 “Fair Value Measurements” provides further guidance for measuring fair value and expands disclosures about fair value measurements. FAS 157 applies to all accounting pronouncements that require or permit fair value measurements, but does not enlarge its scope. Fair value is defined as the price in an orderly transaction between market participants that would be received to sell the asset or paid to transfer the liability. FAS 157 establishes a three-step fair value hierarchy. Highest priority is given to quoted prices in an active market. Observable data for identical assets or liabilities is preferred to prices that relate only to similar assets and liabilities. The lowest priority is given to unobservable data, e.g. data that reflects the company’s own assumptions. The fair value hierarchy in FAS 157 shows that fair value is market related and is not an entity specific value. FAS 157 must be applied to reporting periods beginning after November 15, 2007. SGL Group is currently determining the effect on its financial statements. We do not expect that the application of this standard will have a material impact on SGL Groups Consolidated Financial Statements.

FAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities” provides companies with an option to report selected financial assets and liabilities at fair value. The Standard’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. FAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. FAS 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosure about fair value measurements included in FAS 157 “Fair Value Measurements” and No. 107 “Disclosures about Fair Value of Financial Instruments”. FAS 159 is

Back to Contents

effective for an entity’s first financial year beginning after 15 November 2007, with earlier adoption permitted. The SGL Group is currently evaluating the effect of FAS 159 on its Consolidated Financial Statements.

FASB Interpretation (“FIN”) 48 “Accounting for Uncertainty in Income Taxes” provides specific guidance on how uncertainties in income tax positions and the resulting potential tax benefits should be recognized, measured, presented and disclosed in an enterprise’s financial statements. FIN 48 defines a “more-likely-than-not” threshold that must be met before a tax benefit can be recognized. If this condition is fulfilled for an uncertain tax position, the tax benefit is measured as the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority having full knowledge of all relevant information. Any previously recognized tax benefit has to be derecognized in its entirety, if the threshold is no longer met. FIN 48 requires qualitative and quantitative disclosures about potential tax benefits that have been recognized for tax purposes, but not recognized in the financial statements. FIN 48 is effective for annual financial statements covering periods beginning after December 15, 2006. SGL Group will adopt FIN 48 starting January 1, 2007. SGL Group is currently determining the effect of FIN 48 on its Consolidated Financial Statements.