Form 20-F/A
SGL CARBON AKTIENGESELLSCHAFT
filed 2007-06-28
CIK 1015111

Back to Contents

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 20–F/A

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

Yes ☐  No ☒

This amendment Form 20-F/A filing is being made due to final alterations missing and the filing agent filing the wrong document - the original filing was filed timely on June 27, 2007

Back to Contents

Back to Contents

Back to Contents

CERTAIN DEFINED TERMS

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

We have completed several acquisitions and divestitures as part of our strategy to enhance what we believe, based on 2006 revenue, is our position as one of the world’s largest producers of carbon and graphite products and to concentrate our business on areas where we see growth opportunities. The following are the significant acquisitions, divestitures and corporate changes that the SGL Group has made over the past three years:

•	In February 2004, SGL CARBON Luxembourg S.A., Luxembourg, a subsidiary of the Issuer issued €270.0 million senior notes (the “Old Senior Notes”), as described in Item 10, “Additional Information — Material Contracts—Old Senior Notes.”

•	In 2004, in connection with the sale of the Surface Protection and Plastics Process Technology businesses, SGL CARBON Technic LLC was established in the U.S. for the purpose of acquiring graphite process technology operations in that country.

•	In Poland, at fiscal year-end 2004, SGL ANGRAPH Sp.z o.o was merged with SGL CARBON POLSKA S.A; in Italy, SGL CARBON Specialties S.p.A. was merged with SGL CARBON S.p.A.; and in the U.S., SGL Information- Services LLC was merged with SGL CARBON LLC. In addition, Radion Finanziaria S.p.A., Milan, Italy, and SGL CARBON Finance Ltd., Dublin, Ireland, were dissolved in 2004.

•	In January 2005, the surface technology and plastics process technology operations were divested.

•	In November and December 2005, two holding companies were created in Spain and Germany. We also intensified our activities in India in 2005 with the creation of the subsidiary SGL CARBON INDIA Pvt. Ltd., in Pune.

Back to Contents

•	At the beginning of 2006, SGL Group agreed with Sinyuan Industrial Material Co., Ltd. (China) to set up a company (“SSG Ningbo Co., Ltd.”) for the manufacture of expanded graphite products for the Asian market. SGL Group holds 60% of the shares in the joint venture, and Sinyuan Industrial Material Co., Ltd. holds 40%.

•	In March 2007, SGL Group signed a joint venture agreement with Lenzing AG, Austria, regarding the manufacture of a special polyacrylonitrile (“PAN”) fiber precursor, a raw material required for the production of carbon fibers, in order to secure its long-term supply of PAN. SGL is currently awaiting approval of the joint venture by the competent antitrust authorities.

•	In April 2007, SGL Group acquired a majority interest in F.A. Kümpers GmbH (Germany), by which we gained access to innovative technologies for processing carbon fibers into multi-axial fabrics.

•	In the second quarter of 2007, SGL Group and Tokai Carbon Co., Ltd. (Japan) further enhanced their cooperation by setting up a company (“SGL Tokai Process Technology, Ltd.”) for the production and sale of process technology products for the Asian market, in particular China, Japan and South Korea. SGL Group holds 51% and Tokai Carbon Co., Ltd. holds 49% of the shares in the company.

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

In order to further strengthen our core graphite electrodes business, we are currently constructing a new graphite electrodes production hub in Malaysia which we expect to start production in 2008. The new plant will have the dual advantages of state-of-the-art technology, allowing us to preserve our high level of product quality, while also providing us with a low-cost base due to low local energy and labor costs. We intend to integrate the new production site into our global production network and make it our fully integrated production hub in Asia from which we can target the regional Southeast Asian markets as well as India, South Korea and Taiwan, benefiting from the optimal logistics afforded by the geographical location in Southeast Asia. Initially the annual production capacity will be approximately 30,000 metric tons, which can be expanded to up to approximately 60,000 metric tons.

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

Over the last few years, we have been able to improve our cost position through site specialization, simplification of production and product portfolio, headcount reduction and continuous improvement programs. Now the strategic focus of our Graphite Materials & Systems business unit is on strengthening our production presence and market share in Asia and Eastern Europe, increasing sales by developing and marketing innovative products and applications, particularly for “green technologies”, and continuing to implement our cost-saving and margin-improving strategy. In particular, we intend to increase our capacity for the production of extruded and isostatically molded graphite, increase sales of our process technology products in Asia and Russia, and optimize our production infrastructure for expanded graphite products in the EU, North America and Asia. In line with this strategy we set up a company together with Sinyuan Industrial Material Co., Ltd. (China) at the beginning of 2006 for the manufacture of expanded graphite products for the Asian market. SGL Group holds 60% of the shares in the joint venture, and Sinyuan Industrial Material Co., Ltd. holds 40%. Furthermore, in the middle of 2006, we set up a joint venture with Tokai Carbon Co., Ltd. (Japan) for the production and sale of process technology products for the Asian market, in particular China, Japan and South Korea. SGL Group holds 51% of the shares in the joint venture, and Tokai Carbon Co., Ltd. holds 49%.

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

Principal Subsidiaries

The following table lists SGL Group’s principal consolidated subsidiaries as at December 31, 2006 and its ownership interest in each:

Company Name	Location	Business Area	Ownership Interest	%

North America
SGL Carbon LLC	Charlotte, NC, USA	CG, S, SGL T	100.0
HITCO Carbon Composites, Inc	Gardena, CA, USA	SGL T	100.0
SGL Technic Inc.	Valencia, CA, USA	S, SGL T	100.0
M.G.P. LLC	Sinking Spring, PA, USA	S	100.0
SGL Carbon Technic LLC	Strongsville, OH, USA	S	100.0
SGL Canada Inc.	Lachute, Canada	CG	100.0
Europe
SGL Carbon GmbH	Meitingen, Germany	CG, S	100.0
SGL Technologies GmbH	Meitingen, Germany	SGL T	100.0
SGL Brakes GmbH	Meitingen, Germany	SGLT	100.0
SGL Carbon Beteiligung GmbH *	Wiesbaden, Germany	Corporate	100.0
SGL Carbon Technic SAS	Grenoble, France	S	100.0
SGL Carbon SpA	Milan, Italy	CG, S	99.7
SGL Carbon Holdings S.L.	La Coruña, Spain	Corporate	100.0
SGL Carbon S.A.	La Coruña, Spain	CG	99.9
Gelter Ringsdorff S.A.	Madrid, Spain	S	64.0
SGL Carbon GmbH & Co	Steeg, Austria	CG	100.0
SGL Carbon Polska S.A.	Ratibor, Poland	CG, S	100.0
SGL Carbon SAS	Chedde, France	S	100.0
SGL Technic Ltd.	Muir of Ord, Scotland	SGL T	100.0
SGL Carbon Ltd.	Alcester, UK	S	100.0
P.G. Lawton (Industrial Services) Ltd.	Halifax, UK	SGL T	100.0

Back to Contents

Asia

Company Name	Location	Business Area	Ownership Interest	%

SGL Carbon Japan Ltd.	Tokio, Japan	S	100.0
SGL Carbon Far East Ltd.	Shanghai , China	S	100.0
SGL Carbon India, Pvt. Ltd.	Pune, India	S	100.0
SGL Carbon Karahm Ltd.	Sangdaewon-Dong, South Korea	S	50.9
SGL Carbon Graphite Technic Co. Ltd.	Shanghai, China	S	100.0
Ningbo SSG Co. Ltd.	Ningbo, China	SGL T	60.0

*	SGL Carbon Beteiligung GmbH and SGL CARBON Holdings S.L. are 100% direct or indirect subsidiaries of SGL Carbon AG that serve as holding companies for various other holding companies and operating subsidiaries within the SGL Group.

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

Back to Contents

As of March 31, 2007 we operated the following main facilities

Primary Use

Location	Manufacturing	Sales	Administration	Business Area	Owned/Leased

Europe
Wiesbaden, Germany1)			x	Corporate	Leased
Meitingen, Germany	x	x	x	PP, GMS, CFC	Owned
Griesheim, Germany2)	x			PP	Owned
Bonn, Germany	x	x	x	GMS	Owned
Steeg, Austria	x		x	PP	Owned
Milan, Italy		x	x	PP, GMS	Leased
Verdello, Italy	x	x	x	GMS	Leased
Narni, Italy	x			PP	Owned
Ascoli Piceno, Italy	x			PP	Owned
Chedde, France	x	x	x	GMS	Owned
Grenoble, France	x	x	x	GMS	Owned
La Coruna, Spain	x	x	x	PP	Owned
Madrid, Spain	x	x	x	GMS	Owned
Ratibor, Poland	x		x	PP	Owned
Nowy Sacz, Poland	x	x	x	PP, GMS	Owned
Inverness, Scotland	x		x	CFC	Owned
Halifax, England	x			CFC	Leased
Alcester, England		x		GMS	Leased
Novotscherkassk, Russia	x	x	x	GMS	Leased
North America
Charlotte, North Carolina3)		x	x	Corporate	Owned
Morganton, North Carolina	x			GMS	Owned
Hickman, Kentucky	x			PP	Owned
Ozark, Arkansas	x			PP	Owned
Valencia, California	x	x	x	GMS	Owned
Lachute, Quebec, Canada	x	x	x	PP	Owned
Kitchener, Ontario, Canada	x	x	x	GMS	Leased
St. Marys, Pennsylvania	x	x	x	GMS	Owned
Strongsville, Ohio	x	x	x	GMS	Owned
Arkadelphia, Arkansas	x			GMS	Leased
Sinking Spring, Pennsylvania	x	x		GMS	Leased
Gardena, California	x	x	x	CFC	Owned
Cheshire, Connecticut	x	x		GMS	Leased
Evanston, Wyoming	x			CFC	Leased
Asia
Tokio, Japan		x	x	PP, GMS, CFC	Leased
Ningbo, China	x	x	x	GMS	Leased
Shanghai, China	x	x	x	PP, GMS	Leased
Daegu (Kyung Ki-Do), South Korea	x	x	x	GMS	Owned
Pune, India	x	x	x	GMS	Owned
Banting, Malaysia	x	x	x	PP	Owned
Kuala Lumpur, Malaysia	x	x	x	PP, GMS, CFC	Leased

1)	Corporate Headquarters
2)	Right to construct buildings on land owned by a third party in Germany (Erbbaurecht) under German law, comparable to a long-term ground lease
3)	Head Office, North America

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

Restructuring expenses are included in other operating expenses. Expenses in connection with EU antitrust proceedings are shown separately to increase transparency for any year-on-year comparison. Expenses related to the continuing restructuring programs (initiated in prior years) and other measures to improve efficiency and further reduce costs resulted in a total expense of €4.2 million in 2006 (€20.8 million in 2005 and €19.7 million in 2004). Expenses recorded in connection with EU antitrust proceedings resulted in a charge of €32.1 million in 2006 (€0.0 million in 2005 and €0.0 million in 2004). We paid to the European Commission in 2006 the final fine for graphite electrodes imposed on us by it on July 18, 2001 and finally assessed by the European Court of Justice (the “ECJ”) at €75.7 million, excluding interest. The maximum amounts of the EU fine finally assessed by the ECJ at €18.5 million plus accrued interest on May 10, 2007, and the EU fine still being appealed were fully provided for on our Consolidated Balance Sheet at the end of 2006. We have cash deposited €23.6 million covering the fine that had been imposed by the European Commission in connection with mechanical and electrical contacts at the end of 2003. The graphite specialties fine of €22.3 million including accrued interest was previously secured by bank guarantees and on February 8, 2007, cash deposited to the European Commission without legal recognition of the 2005 European Court of First Instance (the “CFI”) judgment. For more information on the European antitrust proceedings, see Item 8, “Financial Information – Legal Proceedings – Antitrust court proceedings (Europe/South Korea)” below.

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

The strategic orientation of the Specialties business area towards Asia was further developed during 2006. The construction of a processing center in Shanghai, China was completed by the graphite specialties business line. Orders and capacity utilization are developing well. In order to support the volume growth in the graphite specialties business line, we expanded the isostatic capacities for graphite blocks at the Bonn site. In the area of extruded semi-finished products, we focused the plant in Morganton, United States on specialties. At our site in Meitingen, Germany, we centralized the processing activities with regard to the PBMR business (Pebble Bed Modular Reactor; components for a new generation nuclear reactor in South Africa). In this context, other processing activities were relocated from Meitingen to Nowy Sacz, Poland. In the process technology business line, negotiations for a joint venture with Tokai Carbon were completed in 2006, in which the Chinese, Japanese and South Korean process technology activities of both companies will be combined. In addition, we expanded and strengthened our position in Asia in starting up our assembly and processing activities in Pune, India. Our first customer orders are already being produced in India.

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

In connection with the EU proceedings (see Item 8, “Financial Information – Legal Proceedings (Europe/South Korea”), the European Commission imposed a fine of €23.64 million on December 3, 2003. We have provided security of €23.6 million plus interest of €0.3 million as cash deposit from the “Antitrust Deposit Account”. In April 2006 we further deposited an amount of €88.9 million, covering the present level of the first fine including interest, in an interest bearing escrow account of the EU antitrust authorities. On August 29, 2006 we paid €6.6 million plus interest of €2.0 million for the first fine after the final court decision of the EU. The other EU fine was secured by a bank guarantee until February 7, 2007. On this date we deposited an amount of €18.5 million plus interest of €3.8 million, covering the present level for the second fine.

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

Antitrust court proceedings (Europe/South Korea)

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

On March 20, 2002, the South Korean Fair Trade Commission decided to impose a fine of 963 million South Korean won (approximately €0.7 million) against SGL for alleged cartel activities in violation of Korean antitrust laws. We filed an appeal to the KFTC in May 2002. After the KFTC confirmed its original ruling, we appealed this decision to the Seoul High Court in September 2002. This appeal was rejected on September 3, 2003. On August 18, 2004 we paid the fine but filed an appeal against this decision with the South Korean Supreme Court. This appeal was dismissed on March 23, 2006.

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

by: /s/ Robert J. Koehler

Robert J. Koehler

Chairman of the Board of Management

by: /s/ Sten Daugaard

Sten Daugaard

Member of the Board of Management

Date: June 27, 2007

Back to Contents

Exhibits to SGL CARBON AG

Annual Report

on Form 20-F

EXHIBIT INDEX

Exhibit No	Exhibit	Sequentially Numbered Page

3(i)	Articles of Incorporation (Satzung) of SGL CARBON Aktiengesellschaft, as amended.
6	Revolving and Acquisition Credit Facility Agreement
7	Indenture for the Corporate Bonds
8	Terms and Conditions of the Convertible Bonds
14	CODE OF ETHICS for Senior Financial Officers
31	Rule 13a-14(a)/15d-14(a) Certifications
32	Section 1350 Certifications

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

The accompanying notes are an integral part of these Consolidated Financial Statements

Back to Contents

SGL CARBON Aktiengesellschaft
Consolidated Statements of Changes in Shareholders’ Equity

(in millions of €)

	Equity attributable to the shareholders of the parent company

	Issued capital	Share premium	Cumulative loss	thereof: from Currency translation	thereof: from other comprehensive income	Net profit/loss	Total	Minority interests	Total equity

Balance at Jan. 1, 2004	56.8	112.0	-7.9	-41.9	2.7	-56.5	104.4	1.9	106.3
IFRS 2 allocation		3.0					3.0		3.0
Capital increases	86.1	159.0					245.1		245.1
Appropriation of net loss for 2003/net loss for 2004			-56.5			-29.9	-86.4	0.1	-86.3
Changes in equity
Cash flow hedges, net			-1.1		-1.1		-1.1	-0.1	-1.2
Exchange rate differences			2.3	2.3			2.3	-0.1	2.2
= Total earnings recognized directly in equity							1.2	-0.2	1.0
= Total income for the period							-85.2	-0.1	-85.3

Balance at December 31, 2004	142.9	274.0	-63.2	-39.6	1.6	-86.4	267.3	1.8	269.1

Balance at Jan. 1, 2005	142.9	274.0	-63.2	-39.6	1.6	-86.4	267.3	1.8	269.1
IFRS 2 allocation		6.1					6.1		6.1
Capital increases	2.0	0.5					2.5		2.5
Appropriation of net loss for 2004/net profit for 2005			-86.4			114.6	28.2	-0.1	28.1
Changes in equity
Cash flow hedges, net			-2.5		-2.5		-2.5	-0.4	-2.9
Exchange rate differences			20.5	20.5			20.5		20.5
= Total earnings recognized directly in equity							18.0	-0.4	17.6
= Total income for the period							46.2	-0.5	45.7

Balance at December 31, 2005	144.9	280.6	-131.6	-19.1	-0.9	28.2	322.1	1.3	323.4

Balance at Jan. 1, 2006	144.9	280.6	-131.6	-19.1	-0.9	28.2	322.1	1.3	323.4
IFRS 2 allocation		3.5					3.5		3.5
Capital increases *)	16.1	74.4					90.5	1.0	91.5
Appropriation of net profit for 2005/ net profit for 2006			28.2			12.5	40.7	0.2	40.9
Changes in equity
Cash flow hedges, net			3.5		3.5		3.5		3.5
Exchange rate differences			-15.3	-15.3			-15.3	-0.3	-15.6
= Total earnings recognized directly in equity							-11.8	-0.3	-12.1
= Total income for the period							28.9	-0.1	28.8

Balance at December 31, 2006	161.0	358.5	-115.2	-34.4	2.6	40.7	445.0	2.2	447.2

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

The stock option programs developed as follows:

	SAR 1996 Number	SAR 1996 Av. price in €	SAR 2005 Number	SAR 2005 Av. price in €	Share plan Number	Share plan Av. price in €	Stock option plan Number	Stock option plan Av. price in €

Balance at 1/1/2006	109,450	45.79	605,500	9.74	113,343	10.10	1,100,000	26.97
Additions	0	0.00	630,200	14.51	102,723	15.50	0	0.00
Expired	-109,450	45.79	0	0.00	0	0.00	0	0.00
Returned	0	0.00	-15,000	12.12	0	0.00	0	0.00
Exercised	0	0.00	0	0.00	0	0.00	-167,000	9.48

Balance at 12/31/2006	0	0.00	1,220,700	12.17	216,066	12.67	933,000	30.12

Range of exercise prices			9.74-14.51		10.10-15.50		3.61-67.71
Expiry dates	Mar. 2006		Dec. 2014/2015		Mar. 2007/2008		2010-2013
Fair value at
12/31/2006 (€m)	0.0		8.0		4.0		3.7

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

In the second quarter of 2007, SGL Group and Tokai Carbon Co., Ltd. (Japan) further enhanced their cooperation by setting up a company (“SGL Tokai Process Technology Ltd.”) for the production and sale of process technology products for the Asian market, in particular China, Japan and South Korea. SGL Group holds 51% and Tokai Carbon Co., Ltd. holds 49% of the shares in the company.

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